As filed with the United States Securities and Exchange Commission on December 22, 2022.

Registration No. 333-267846

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

Amendment No. 2
to
FORM S-4
REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

_______________________

Inflection Point Acquisition Corp.*
(Exact name of registrant as specified in its charter)

_______________________

Cayman Islands	6770	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

_______________________

34 East 51st Street, 5th Floor
New York, New York 10022
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

_______________________

(212) 319-1309
(Name, address, including zip code and telephone number, including area code, of agent for service)

_______________________

Copies to:

Joel L. Rubinstein Matthew Kautz White & Case LLP 1221 Avenue of the Americas New York, New York 10020 Tel: (212) 819-8200	Rachel W. Sheridan Nick S. Dhesi John J. Slater Latham & Watkins LLP 811 Main Street Suite 3700 Houston, TX 77002 Tel: (713) 546-5400

_______________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after (i) this registration statement is declared effective and (ii) upon completion of the applicable transactions described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

_________

*         Prior to the consummation of the Business Combination described herein, the Registrant intends to effect a deregistration under Section 206 of the Companies Act (As Revised) of the Cayman Islands and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which the Registrant’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. All securities being registered will be issued by Inflection Point Acquisition Corp. (after its domestication as a corporation incorporated in the State of Delaware), the continuing entity following the Domestication, which will be renamed “Intuitive Machines, Inc.”.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT — SUBJECT TO COMPLETION DATED DECEMBER 22, 2022

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF
INFLECTION POINT ACQUISITION CORP.
(A CAYMAN ISLANDS EXEMPTED COMPANY)
AND
PROSPECTUS FOR 64,551,250 SHARES OF CLASS A COMMON STOCK
AND
23,332,500 WARRANTS TO PURCHASE SHARES OF CLASS A COMMON STOCK OF
INFLECTION POINT ACQUISITION CORP.

(TO BE RENAMED “INTUITIVE MACHINES, INC.” FOLLOWING DOMESTICATION IN
THE STATE OF DELAWARE AND IN CONNECTION WITH THE BUSINESS COMBINATION
DESCRIBED HEREIN)

The board of directors of Inflection Point Acquisition Corp., a Cayman Islands exempted company (“Inflection Point”), has unanimously approved the business combination between Inflection Point and Intuitive Machines, LLC, a Texas limited liability company (referred to herein prior to the Business Combination (as defined below) as “Intuitive Machines,” and, subsequent to the Business Combination, as “Intuitive Machines OpCo”), pursuant to which, (1) at the closing of the transactions contemplated by the Business Combination Agreement (as defined below) (the “Closing”) and following the Domestication (as defined below), (a) Inflection Point will acquire equity securities and become the managing member of Intuitive Machines OpCo and (b) Inflection Point will issue voting equity securities without economic rights to the existing members of Intuitive Machines prior to the Closing (“Intuitive Machines Members”), pursuant to the terms and subject to the conditions set forth in the Business Combination Agreement, dated as of September 16, 2022, by and between Inflection Point and Intuitive Machines, attached to this proxy statement/prospectus as Annex A (the “Business Combination Agreement”), resulting in a combined company organized in an umbrella partnership C corporation (“Up-C”) structure, in which substantially all of the assets and the business of the combined company will be held by Intuitive Machines OpCo as more fully described elsewhere in this proxy statement/prospectus; (2) Inflection Point will domesticate (the “Domestication”) as a Delaware corporation in accordance with the Delaware General Corporation Law (“DGCL”), the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) and the amended and restated memorandum and articles of association of Inflection Point (as may be amended from time to time, the “Cayman Constitutional Documents”), (3) Intuitive Machines will change its jurisdiction from Texas to Delaware (the “Conversion”) and complete a recapitalization (the “Recapitalization”) whereby all outstanding equity securities of Intuitive Machines will be converted or exchanged into common units, options, and unvested earn out units, as applicable, and (4) the other transactions contemplated by the Business Combination Agreement and documents related thereto will be consummated (such transactions, together with the business combination and the Domestication, Conversion, and Recapitalization, the “Business Combination”). In connection with the Business Combination, Inflection Point will be renamed “Intuitive Machines, Inc.” (“New Intuitive Machines”).

Immediately prior to the Domestication, pursuant to the Cayman Constitutional Documents, each Inflection Point Class B ordinary share, par value $0.0001 per share (each an “Inflection Point Class B Ordinary Share”), then issued and outstanding will automatically convert into one Inflection Point Class A ordinary share, par value $0.0001 per share (each an “Inflection Point Class A Ordinary Share,” and together with the Inflection Point Class B Ordinary Shares, the “Inflection Point Ordinary Shares”). Immediately following such conversion, in connection with the Domestication, (a) each Inflection Point Class A Ordinary Share issued and outstanding immediately prior to the Domestication will automatically convert into one share of New Intuitive Machines Class A common stock, par value $0.0001 per share (collectively, the “New Intuitive Machines Class A Common Stock”), (b) each then issued and outstanding whole warrant to purchase one Inflection Point Class A Ordinary Share (each warrant, an “Inflection Point Warrant”) will automatically convert into a warrant to purchase one share of New Intuitive Machines Class A Common Stock on the same terms as the Inflection Point Warrants (each a “New Intuitive Machines Warrant”) and (c) each of the units of Inflection Point (the “Inflection Point Units”) outstanding as of immediately prior to the Domestication will automatically be canceled and each holder will receive one share of New Intuitive Machines Class A Common Stock and one-half of one New Intuitive Machines Warrant, per Inflection Point Unit. No fractional New Intuitive Machines Warrants will be issued upon such cancellation.

Concurrently with the Domestication and subject to the satisfaction or waiver of the conditions set forth in the Business Combination Agreement, including approval by Inflection Point’s shareholders, Inflection Point will adopt a certificate of incorporation (the “Proposed Certificate of Incorporation”) that, among other things, will implement a revised class structure with the shares of New Intuitive Machines Class A Common Stock having one vote per share and economic rights, the shares of Class B common stock of New Intuitive Machines, par value $0.0001 per share, having one vote per share and no economic rights (collectively, the “New Intuitive Machines Class B Common Stock”) and the shares of Class C common stock of new Intuitive Machines, par value $0.0001 per share, having three votes per share and no economic rights (collectively, the “New Intuitive Machines Class C Common Stock” and the New Intuitive Machines Class A Common Stock, the New Intuitive Machines Class B Common Stock and New Intuitive Machines Class C Common Stock, collectively, the “New Intuitive Machines Common Stock”). The Proposed Certificate of Incorporation will also authorize the issuance of “blank check” preferred stock, par value $0.0001 per share, having such characteristics as the board of directors of New Inflection Point may, from time to time, provide. The board of directors of Inflection Point will adopt a Certificate of Designation of Preferences, Rights and Limitations of 10% Series A Cumulative Convertible Preferred Stock, creating the Series A Preferred Stock (as defined below) having the characteristics described more fully elsewhere in this proxy statement/prospectus.

As a result of the Up-C structure, the business combination consideration to be received by Intuitive Machines Members will consist of securities of both Intuitive Machines OpCo having economic rights and New Intuitive Machines having voting rights but not economic rights, equal to a value of approximately $700,000,000 (excluding the value of the Earn Out Units (as defined below)) (the “Business Combination Consideration”). In particular, the Business Combination Consideration to be received by the Intuitive Machines Members will be an aggregate of (a) (i) 68,125,987 common units of Intuitive Machines OpCo (the “Intuitive Machines OpCo Common Units”), (ii) 1,874,013 options to purchase Intuitive Machines OpCo Common Units (the “Intuitive Machines OpCo Options”) and (iii) 10,000,000 unvested earn out units of, Intuitive Machines OpCo (the “Earn Out Units”) and (b) (i) 278 shares of New Intuitive Machines Class B Common Stock (excluding 1,874,013 shares of New Intuitive Machines Class B Common Stock reserved for issuance upon exercise of Intuitive Machines OpCo Options) and (ii) 68,125,709 shares of New Intuitive Machines Class C Common Stock (excluding 10,000,000 shares of New Intuitive Machines Class C Common Stock reserved for issuance upon vesting of the Earn Out Units).

Immediately prior to the Closing, Intuitive Machines will effectuate the Recapitalization whereby all outstanding equity securities of Intuitive Machines will be converted or exchanged into Intuitive Machines OpCo Common Units, Intuitive Machines OpCo Options and Earn Out Units. As part of the Recapitalization, each outstanding option of Intuitive Machines, whether vested or unvested, will become an Intuitive Machine OpCo Option with substantially the same terms and conditions as applicable to such option immediately prior to the Recapitalization (including expiration date, vesting conditions and exercise provisions), except that each such Intuitive Machines OpCo Option shall be exercisable for Intuitive Machines OpCo Common Units.

At Closing:

(a)     New Intuitive Machines will issue or cause to be issued (i) 278 shares of New Intuitive Machines Class B Common Stock to the Intuitive Machines Members (other than the Intuitive Machines Founders) (as defined below)), and (ii) 68,125,709 shares of New Intuitive Machines Class C Common Stock to Kamal Ghaffarian, Stephen Altemus and Timothy Crain and their permitted transferees (the “Intuitive Machines Founders”), in each case in exchange for payment from such Intuitive Machines Members to New Intuitive Machines of a per-share price equal to the par value per share of the New Intuitive Machines Class B Common Stock or New Intuitive Machines Class C Common Stock, as applicable (such consideration, the “Member Subscription Amount”), and will reserve (i) 1,874,013 shares of New Intuitive Machines Class B Common Stock for issuance upon exercise of Intuitive Machines OpCo Options and (ii) 10,000,000 shares of New Intuitive Machines Class C Common Stock for issuance upon vesting of the Earn Out Units;

(b)     New Intuitive Machines will contribute to Intuitive Machines OpCo, an amount in cash (the “Available Closing Cash”) equal to, as of immediately prior to the Closing, the sum of (without duplication): (a) all amounts in the Trust Account, less (i) amounts required for the redemptions of Public Shares (as defined herein) by holders of such Public Shares (“Public Shareholders”) and (ii) transaction expenses of Intuitive Machines and Inflection Point, plus (b) the aggregate proceeds actually received by New Intuitive Machines from the Series A Investment (as defined herein), plus (c) the aggregate proceeds, if any, actually received by Inflection Point or New Intuitive Machines from the sale of shares of New Intuitive Machines Class A Common Stock, one or more series of preferred stock, or convertible debt securities in a private placement consummated prior to or substantially concurrently with the Closing, plus (d) all other cash and cash equivalents of New Intuitive Machines, determined in accordance with GAAP as of 11:59 p.m. Eastern

Time on the day immediately preceding the Closing Date plus (e) the Member Subscription Amount in exchange for (w) a number of Intuitive Machines OpCo Common Units equal to the number of shares of New Intuitive Machines Class A Common Stock outstanding as of the Closing; (x) a number of warrants of Intuitive Machines OpCo (the “Intuitive Machines OpCo Warrants”) equal to the number of New Intuitive Machines Warrants outstanding as of the Closing; (y) a number of Series A preferred units of Intuitive Machines OpCo (the “Intuitive Machines OpCo Series A Units”) equal to the number of shares of Series A Preferred Stock (as defined below) outstanding as of the Closing and (z) a number of Intuitive Machines OpCo preferred investor warrants (the “Intuitive Machines OpCo Preferred Investor Warrants”) equal to the number of Preferred Investor Warrants (as defined below) delivered to the Series A Investors (as defined below) at the Closing;

(c)     New Intuitive Machines will automatically be admitted as the managing member of Intuitive Machines OpCo in accordance with the terms of the second amended and restated limited liability company agreement of Intuitive Machines OpCo to be adopted in connection with the Business Combination, a form of which is attached to this proxy statement/prospectus as Annex G (the “Second A&R Operating Agreement”); and

(d)     the 10,000,000 Earn Out Units will be deposited into escrow at the Closing and will be subject to vesting and will be earned, released and delivered to the applicable Intuitive Machines Members upon satisfaction of the following milestones: (i) 2,500,000 Earn Out Units will vest if, during the Earn Out Period (as defined below), Intuitive Machines is awarded the OMES III Contract by NASA (“Triggering Event I”)), (ii) 5,000,000 Earn Out Units will vest if, within the Earn Out Period, Triggering Event I has occured and the volume weighted average closing sale price of New Intuitive Machines Class A Common Stock equals or exceeds $15.00 per share (“Triggering Event II-A”), (iii) 7,500,000 Earn Out Units will vest if, within the Earn Out Period, Triggering Event I has not occurred and the volume weighted average closing sale price of New Intuitive Machines Class A Common Stock equals or exceeds $15.00 per share (“Triggering Event II-B”), and (iv) 2,500,000 Earn Out Units will vest if, within the Earn Out Period, Triggering Event III occurs the volume weighted average closing sale price of New Intuitive Machines Class A Common Stock equals or exceeds $17.50 per share (“Triggering Event III”), provided, that Triggering Event II-A and Triggering Event II-B may not both be achieved. “Earn Out Period” means (i) with respect to Triggering Event I, the time period beginning on September 16, 2022 and ending at 11:59 pm ET on December 31, 2023, and (ii) with respect to Triggering Event II-A, Triggering Event II-B and Triggering Event III, the time period beginning on the date that is 150 days following the Closing Date and ending on the date that is the five (5) year anniversary of the Closing Date. If a Change of Control (as defined in the Business Combination Agreement) occurs during the Earn Out Period that results in the holders of New Intuitive Machines Class A Common Stock receiving a per share price greater than or equal to $15.00 or $17.50, respectively, then immediately prior to the consummation of such Change of Control, to the extent not previously triggered, Triggering Event II-A, Triggering Event II-B and/or Triggering Event III will be deemed to have occurred, as applicable, and the applicable Earn Out Units shall vest. Upon the vesting of any Earn Out Units, each applicable Intuitive Machines Member will be issued an equal number of shares of New Intuitive Machines Class C Common Stock, in exchange for the payment to New Intuitive Machines of adequate consideration (in each case, not to exceed a per-share price equal to the par value per share of such New Intuitive Machines Class C Common Stock).

After the expiration of the Lock-Up Period (as defined below), holders of certain Intuitive Machines OpCo Common Units will be permitted to exchange such Intuitive Machines OpCo Common Units (along with the cancellation of the paired share of New Intuitive Machines Class B Common Stock or share of New Intuitive Machines Class C Common Stock) for shares of New Intuitive Machines Class A Common Stock on a one-for-one basis pursuant to the Second A&R Operating Agreement (subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications) or, at the election of New Intuitive Machines (determined by a majority of the directors of New Intuitive Machines who are disinterested with respect to such determination), cash from a substantially concurrent public offering or private sale in an amount equal to the net amount, on a per share basis, of cash received as a result of such public offering or private sale.

Upon the vesting of any Earn Out Units, each of the applicable Intuitive Machines Members will be issued (i) by Intuitive Machines OpCo an equal number of Intuitive Machines OpCo Common Units and (ii) by New Intuitive Machines an equal number of shares of New Intuitive Machines Class C Common Stock, in exchange for surrender of the applicable Earn Out Units and the payment to New Intuitive Machines of a per-share price equal to the par value per share of the New Intuitive Machines Class C Common Stock. Upon the exercise of any Intuitive Machines OpCo Option, (i) Intuitive Machines OpCo will issue to the exercising holder such number of Intuitive Machines OpCo Common Units to be received by such exercising holder as a result of such exercise and (ii) New Intuitive Machines will issue to the exercising holder an equal number of shares of New Intuitive Machines Class B Common Stock, in exchange for the payment to New Intuitive Machines of a per-share price equal to the par value per share of the New Intuitive Machines Class B Common Stock.

Concurrently with the execution of the Business Combination Agreement, on September 16, 2022, Inflection Point entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain investors (collectively, the “Series A Investors”), pursuant to which the Series A Investors have agreed to purchase $26.0 million (the “Series A Investment”) of 10% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share, of New Intuitive Machines (“Series A Preferred Stock”) and warrants exercisable to purchase shares of New Intuitive Machines Class A Common Stock at an initial exercise price of $15.00 (the “Preferred Investor Warrants”).

The Inflection Point Units, Inflection Point Class A Ordinary Shares and Inflection Point Warrants are currently listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “IPAXU,” “IPAX” and “IPAXW,” respectively. Pursuant to the terms of the Business Combination Agreement, as a closing condition, Inflection Point is required to cause the New Intuitive Machines Class A Common Stock issued in connection with the Business Combination to be approved for listing on Nasdaq, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Business Combination Agreement. Further, it is a condition to the consummation of the Series A Investment that the New Intuitive Machines Class A Common Stock be approved for listing on Nasdaq. Following the Closing, the New Intuitive Machines Class A Common Stock and New Intuitive Machines Warrants will be listed, subject to Nasdaq approval, under the proposed symbols “LUNR” and “LUNRW”, respectively. It is important for you to know that, at the time of our extraordinary general meeting, we may not have received from Nasdaq either confirmation of the listing of the New Intuitive Machines Class A Common Stock and New Intuitive Machines Warrants or that approval will be obtained prior to the consummation of the Business Combination, and it is possible that the listing condition to the consummation of the Business Combination may be waived by the parties to the Business Combination Agreement and by the Series A Investors. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received and the Business Combination could still be consummated if such condition is waived and therefore the New Intuitive Machines securities would not be listed on any nationally recognized securities exchange.

New Intuitive Machines will be a “controlled company” under Nasdaq listing standards. As a result, New Intuitive Machines will not be required to comply with certain corporate governance standards that are applicable to companies that are not controlled companies. For example, as permitted by Nasdaq rules, it is expected that following the Closing, a majority of the New Intuitive Machines Board and the Compensation and Nominating and Corporate Governance Committees will not be comprised of independent directors.

In connection with Inflection Point’s initial public offering (“IPO”), Inflection Point’s sponsor, Inflection Point Holdings LLC (the “Sponsor”), and Inflection Point’s directors and executive officers entered into letter agreements to vote their Inflection Point Ordinary Shares in favor of the Business Combination Proposal (as defined herein). Further, concurrently with the execution of the Business Combination Agreement, the Sponsor entered into the Sponsor Support Agreement with Inflection Point and Intuitive Machines, dated as of September 16, 2022 (the “Sponsor Support Agreement”), pursuant to which the Sponsor agreed to vote its shares in favor of all proposals being presented at the extraordinary general meeting. As of the Record Date, the Sponsor owns approximately 20% of the total outstanding Inflection Point Ordinary Shares. In addition, although it is not required to do so, Kingstown 1740 Fund L.P. (“Kingstown 1740”), an affiliate of the Sponsor and a Series A Investor, has advised us that it intends to vote all Inflection Point Class A Ordinary Shares it holds in favor of all the proposals being presented at the extraordinary general meeting. As of the Record Date, the Sponsor and Kingstown 1740 own approximately 27% of the issued and outstanding Inflection Point Ordinary Shares.

This proxy statement/prospectus covers (A) 64,551,250 shares of New Intuitive Machines Class A Common Stock (including shares that are to be issued or may be issuable (i) upon the conversion of Inflection Point Ordinary Shares into New Intuitive Machines Class A Common Stock and (ii) upon the exercise of the New Intuitive Machines Warrants) and (B) 23,332,500 New Intuitive Machines Warrants.

Inflection Point will hold an extraordinary general meeting (the “extraordinary general meeting”) to consider matters relating to the Business Combination at            , Eastern Time, on            , 2023 at the offices of White & Case LLP located at 1221 Avenue of the Americas, New York, NY 10020, and virtually via live webcast at             . For the purposes of Cayman Islands law and the Cayman Constitutional Documents, the physical location of the extraordinary general meeting will be at the offices of White & Case LLP at 1221 Avenue of the Americas, New York, New York 10020. You or your proxyholder will be able to attend and vote at the extraordinary general meeting in-person or online by visiting              and using a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the extraordinary general meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus.

If you have any questions or need assistance voting your Inflection Point Ordinary Shares, please contact Morrow Sodali LLC (“Morrow Sodali”), our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing IPAX.info@investor.morrowsodali.com. The notice of the extraordinary general meeting and the proxy statement/prospectus relating to the Business Combination will be available at             .

This proxy statement/prospectus provides shareholders of Inflection Point with detailed information about the Business Combination and other matters to be considered at the extraordinary general meeting of Inflection Point. We encourage you to read this entire document, including the Annexes and other documents referred to herein, carefully and in their entirety. It also contains or references information about Inflection Point, Intuitive Machines and New Intuitive Machines and certain related matters. You are encouraged to read this proxy statement/prospectus carefully. In particular, when you consider the recommendation regarding these proposals by the board of directors of Inflection Point, you should keep in mind that the Sponsor and Inflection Point’s directors and officers have interests in the Business Combination that are different from or in addition to, or may conflict with, your interests as a shareholder. For instance, the Sponsor and Inflection Point’s officers and directors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidating Inflection Point. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for a further discussion of these considerations. You should also carefully consider the risk factors described under the heading “Risk Factors” beginning on page 58 of this proxy statement/prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated             , 2023, and is first being mailed to Inflection Point’s shareholders on or about             , 2023.

INFLECTION POINT ACQUISITION CORP.
A Cayman Islands Exempted Company
(Company Number 370743)
34 East 51st Street, 5th Floor
New York, New York 10022

NOTICE OF EXTRAORDINARY GENERAL MEETING TO BE HELD ON             , 2023

TO THE SHAREHOLDERS OF INFLECTION POINT ACQUISITION CORP.:

You are cordially invited to attend the extraordinary general meeting (the “extraordinary general meeting”) of Inflection Point Acquisition Corp., a Cayman Islands exempted company (“Inflection Point”), to be held at             , New York City time, on             , 2023 at the offices of White & Case LLP located at 1221 Avenue of the Americas, New York, NY 10020, and virtually via live webcast at             . The extraordinary general meeting will be held for the following purposes:

Proposal No. 1 — The Business Combination Proposal — To consider and vote upon a proposal to approve, by ordinary resolution, the Business Combination Agreement, dated as of September 16, 2022 (as the same may be amended, the “Business Combination Agreement”), by and between Inflection Point and Intuitive Machines, LLC, a Texas limited liability company (“Intuitive Machines”), pursuant to which, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”) and following the Domestication (as defined below), (a) Inflection Point will acquire equity securities of and become the managing member of Intuitive Machines OpCo and (b) Inflection Point will issue voting equity securities without economic rights to the members of Intuitive Machines prior to the Closing (“Intuitive Machines Members”) (such transactions and the Domestication (as defined below) together with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”), resulting in a combined company organized in an umbrella partnership C corporation (“Up-C”) structure in which substantially all of the assets and the business of the combined company will be held by Intuitive Machines OpCo as described in more detail in the accompanying proxy statement/prospectus. We refer to this proposal as the “Business Combination Proposal.” A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A.

Proposal No. 2 — The Domestication Proposal — To consider and vote upon a proposal to approve, by special resolution, a change in the corporate structure and domicile of Inflection Point, which will be accomplished by continuation of Inflection Point from an exempted company incorporated in accordance with the laws of the Cayman Islands to a corporation incorporated under the laws of the State of Delaware (the “Domestication”). The Domestication will be effected at least one day prior to the Closing by Inflection Point filing a certificate of corporate domestication and the proposed new certificate of incorporation of New Intuitive Machines (the “Proposed Certificate of Incorporation”) with the Delaware Secretary of State and filing an application to de-register with the Registrar of Companies of the Cayman Islands. Upon the effectiveness of the Domestication, Inflection Point will become a Delaware corporation and will change its corporate name to “Intuitive Machines, Inc.” (Inflection Point following the Domestication and the Business Combination, “New Intuitive Machines”) and all outstanding securities of Inflection Point will convert to outstanding securities of New Intuitive Machines, as described in more detail in the accompanying proxy statement/prospectus. We refer to this proposal as the “Domestication Proposal.”

Proposal No. 3 — The Stock Issuance Proposal — To consider and vote upon a proposal to approve, by ordinary resolution, for purposes of complying with the applicable provisions of Nasdaq Listing Rules 5635(a) and (b), the issuance of New Intuitive Machines Common Stock and securities convertible into or exercisable for New Intuitive Machines Common Stock (i) to the Series A Investors pursuant to the Series A Investment (each as defined in the accompanying proxy statement/prospectus), (ii) to the Intuitive Machines Members pursuant to the Business Combination Agreement and (iii) to any other persons pursuant to subscription, purchase or similar agreements we may enter into prior to Closing. We refer to this proposal as the “Stock Issuance Proposal.”

Proposal No. 4 — Organizational Documents Proposal — To consider and vote upon a proposal to approve, by special resolution, the Proposed Certificate of Incorporation and the proposed new by-laws (the “Proposed By-Laws” and, together with the Proposed Certificate of Incorporation, the “Proposed Organizational Documents”) of New Intuitive Machines in connection with the Business Combination. We refer to this proposal as the “Organizational Documents Proposal”. The form of each of the Proposed Certificate of Incorporation and the Proposed By-Laws is attached to the accompanying proxy statement/prospectus as Annex C and Annex D, respectively.

Proposal No. 5 — The Advisory Organizational Documents Proposals — To consider and vote upon the following seven separate proposals (collectively, the “Advisory Organizational Documents Proposals”) to approve on an advisory non-binding basis by special resolution the following material differences between the Cayman Constitutional Documents and the Proposed Organizational Documents:

Advisory Organizational Documents Proposal 5A — Under the Proposed Organizational Documents, New Intuitive Machines would be authorized to issue (A)            shares of Class A common stock, par value $0.0001 per share (“New Intuitive Machines Class A Common Stock”), (B)            shares of Class B common stock, par value $0.0001 per share (“New Intuitive Machines Class B Common Stock”), (C)            shares of Class C common stock, par value $0.0001 per share (“New Intuitive Machines Class C Common Stock”), and (D)            shares of New Intuitive Machines preferred stock, par value $0.0001 per share (“New Intuitive Machines Preferred Stock”).

Advisory Organizational Documents Proposal 5B — The Proposed Organizational Documents would authorize a multi-class common stock structure pursuant to which the holders of New Intuitive Machines Class A Common Stock and New Intuitive Machines Class B Common Stock will be entitled to one vote per share and holders of New Intuitive Machines Class C Common Stock will be entitled to three votes per share.

Advisory Organizational Documents Proposal 5C — The Proposed Organizational Documents would adopt a provision providing that each outstanding share of New Intuitive Machines Class C Common Stock shall automatically convert into one share of New Intuitive Machines Class B Common Stock upon the earliest to occur of (i) the date that is seven years from the effectiveness of the Proposed Certificate of Incorporation and (ii) the first date when the Permitted Class C Owners (as defined in the Proposed Certificate of Incorporation) collectively cease to own at least 33.0% of the number of shares of New Intuitive Machines Class C Common Stock collectively held by them as of immediately following the Closing.

Advisory Organizational Documents Proposal 5D — The Proposed Organizational Documents would adopt (a) Delaware as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Advisory Organizational Documents Proposal 5E — The Proposed Certificate of Incorporation would require the affirmative vote of at least two-thirds of the total voting power of all then-outstanding shares of New Intuitive Machines to amend, alter, repeal or rescind any provision of the Proposed Certificate of Incorporation, other than Articles I (Name), II (Registered Address), and III (Nature of Business), which would require the affirmative vote of a majority of the total voting power of all then-outstanding shares of New Intuitive Machines.

Advisory Organizational Documents Proposal 5F — The Proposed Organizational Documents would permit the removal of a director only for cause and only by the affirmative vote of the holders of a majority of at least two-thirds of the total voting power of all then-outstanding shares of New Intuitive Machines.

Advisory Organizational Documents Proposal 5G — The Proposed Organizational Documents would provide that for so long as New Intuitive Machines qualifies as a controlled company under applicable Nasdaq rules, any action required or permitted to be taken by the holders of a majority of at least two-thirds of the total voting power of all then-outstanding shares of New Intuitive Machines may be taken without a meeting if signed by the holders having not less than the minimum number of votes necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and voted in compliance with the General Corporation Law of the State of Delaware (the “DGCL”). From and after the date that New Intuitive Machines ceases to qualify as a controlled company, the Proposed Organizational Documents will require stockholders to take action at an annual or special meeting and prohibit stockholder action by written consent in lieu of a meeting.

Proposal No. 6 — The Incentive Plan Proposal — To consider and vote upon a proposal to approve, by ordinary resolution, the New Intuitive Machines Incentive Plan. We refer to this proposal as the “Incentive Plan Proposal.”

Proposal No. 7 — The Director Election Proposal — To consider and vote upon a proposal to approve, by ordinary resolution, the election of            directors to serve on the New Intuitive Machines board of directors until their respective successors are duly elected and qualified. We refer to this proposal as the “Director Election Proposal” and collectively with the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Organizational Documents Proposal and the Incentive Plan Proposal, the “Condition Precedent Proposals.”

Proposal No. 8 — The Adjournment Proposal — To consider and vote upon a proposal to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with the approval of one or more proposals at the extraordinary general meeting. We refer to this proposal as the “Adjournment Proposal.”

These items of business are described in the accompanying proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting.

Only holders of record of Inflection Point Ordinary Shares at the close of business on            (the “Record Date”) are entitled to notice of and to have their votes counted at the extraordinary general meeting and any adjournment of the extraordinary general meeting. Pursuant to the Cayman Constitutional Documents, the approval of the Domestication Proposal requires a special resolution, being the affirmative vote of holders of a majority of at least two-thirds of the Inflection Point Class B Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The holders of Inflection Point Class A Ordinary Shares will have no right to vote on the Domestication Proposal.

The approval of each of the Organizational Documents Proposal and the Advisory Organizational Documents Proposals requires a special resolution, being the affirmative vote of holders of a majority of at least two-thirds of the Inflection Point Ordinary Shares, who being present in person or by proxy and entitled to vote at an extraordinary general meeting, vote at the extraordinary general meeting.

The approval of each of the Business Combination Proposal, the Stock Issuance Proposal, the Incentive Plan Proposal, the Director Election Proposal and the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at an extraordinary general meeting, vote at the extraordinary general meeting.

The accompanying proxy statement/prospectus and proxy card are being provided to Inflection Point’s shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournment of the extraordinary general meeting. Whether or not you plan to attend the extraordinary general meeting, all of Inflection Point’s shareholders are urged to read the accompanying proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described under the heading “Risk Factors” beginning on page 58 of the accompanying proxy statement/prospectus.

After careful consideration, the board of directors of Inflection Point (the “Inflection Point Board”) has unanimously approved the Business Combination and unanimously recommends that shareholders vote “FOR” the adoption of the Business Combination Agreement, and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other proposals presented to Inflection Point’s shareholders in the accompanying proxy statement/prospectus. When you consider the recommendation of these proposals by the Inflection Point Board, you should keep in mind that Inflection Point’s sponsor, Inflection Point Holdings LLC (the “the Sponsor”) and Inflection Point’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. For instance, the Sponsor and Inflection Point’s officers and directors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidating Inflection Point. See the section of the accompanying proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for a further discussion of these considerations.

In connection with the Business Combination, certain related agreements have been or will be entered into on or prior to the closing of the Business Combination, including the A&R Registration Rights Agreement, the Sponsor Support Agreement, the Member Voting and Support Agreement, the Series A Purchase Agreement, the Preferred Investor Warrants, the Sponsor Lock-Up Agreement, the Intuitive Machines Lock-Up Agreement, the Non-Redemption Agreement, the Cantor Purchase Agreement and the Cantor Registration Rights Agreement (each as defined in the accompanying proxy statement/prospectus). See “Business Combination Proposal — Related Agreements” and “Certain Relationships and Related Person Transactions” in the accompanying proxy statement/prospectus for more information.

Pursuant to the Cayman Constitutional Documents, a holder of Public Shares (as defined herein) (a “Public Shareholder”) may request to redeem all or a portion of such holder’s Public Shares for cash if the Business Combination is consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(i)     (a) hold Public Shares or (b) hold Public Shares through Inflection Point Units and elect to separate your Inflection Point Units into the underlying Public Shares and Public Warrants (as defined below) prior to exercising your redemption rights with respect to the Public Shares;

(ii)    submit a written request to Continental Stock Transfer & Trust Company (“Continental”), Inflection Point’s transfer agent, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that Inflection Point redeem all or a portion of your Public Shares for cash; and

(iii)   deliver your share certificates for Public Shares (if any) along with other applicable redemption forms to Continental, physically or electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on              (two business days prior to the scheduled date of the extraordinary general meeting) in order for their Public Shares to be redeemed.

Public Shareholders may elect to redeem Public Shares regardless of if or how they vote in respect of the Business Combination Proposal, and regardless of whether they hold Public Shares on the Record Date. If the Business Combination is not consummated, the Public Shares will be returned to the respective holder, broker or bank.

If the Business Combination is consummated, and if a Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely delivers its share certificates (if any) and other redemption forms (as applicable) to Continental, Inflection Point will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of the IPO (the “Trust Account”), calculated as of two business days prior to the consummation of the Business Combination (the “Redemption Price”). For illustrative purposes, as of September 30, 2022, this would have amounted to approximately $10.06 per Public Share. Prior to exercising redemption rights, Public Shareholders should verify the market price of the Inflection Point Class A Ordinary Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. Inflection Point cannot assure shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price stated above, as there may not be sufficient liquidity in our securities when our shareholders wish to sell their shares. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares. Any request to redeem Public Shares, once made, may be withdrawn at any time until the deadline for submitting redemption requests, which is two business days prior to the scheduled date of the extraordinary general meeting, and, thereafter, with our consent, until the Domestication. If a holder of Public Shares delivers its shares in connection with an election to redeem and subsequently decides prior to the deadline for submitting redemption requests not to elect to exercise such rights, it may simply request that Inflection Point instruct Continental to return the shares (physically or electronically). The holder can make such request by contacting Continental, at the address or email address listed in the accompanying proxy statement/prospectus. See “Extraordinary General Meeting of Inflection Point — Redemption Rights” of the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 20% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the Public Shares, then any such shares in excess of that 20% limit would not be redeemed for cash.

Upon the Closing, New Intuitive Machines will be organized in an umbrella partnership-C corporation (or “Up-C”) structure in which substantially all of the assets and the business of New Intuitive Machines will continue to be held by Intuitive Machines, LLC (referred to herein, subsequent to the Business Combination, as “Intuitive Machines OpCo”) and its subsidiaries, and New Intuitive Machines’ only direct assets will consist of securities of Intuitive Machines OpCo. Assuming there are no redemptions in connection with the Business Combination, upon the Closing, New Intuitive Machines is expected to own approximately 39.4% of the units of Intuitive Machines OpCo (the “Intuitive Machines OpCo Common Units”) and will be the managing member of Intuitive Machines OpCo. All remaining Intuitive Machines OpCo Common Units will be owned by the existing Intuitive Machines Members.

The Sponsor and each director and officer of Inflection Point have agreed to, among other things, vote in favor of the Business Combination, and to waive their redemption rights in connection with the consummation of the Business Combination with respect to any Inflection Point Ordinary Shares held by them. None of our Sponsor, directors or officers received separate consideration for their waiver of redemption rights. The Inflection Point Class B Ordinary Shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share Redemption Price. As of the date of the accompanying proxy statement/prospectus, the Sponsor owns approximately 20% of the issued and outstanding Inflection Point Ordinary Shares and the Sponsor and its affiliate, Kingstown 1740 Fund L.P. (“Kingstown 1740”), collectively own approximately 27% of the issued and outstanding Inflection Point Ordinary Shares.

On September 16, 2022, concurrently with the execution of the Business Combination Agreement, Inflection Point entered into a purchase agreement (the “Series A Purchase Agreement”) with Kingstown 1740 (an existing security holder of Inflection Point and an affiliate of the Sponsor) and Ghaffarian Enterprises, LLC (an affiliate of Kamal Ghaffarian) (collectively, the “Series A Investors”), pursuant to which, and on the terms and subject to the conditions of which, New Intuitive Machines will issue and sell to the Series A Investors (i) an aggregate of 26,000 shares of 10% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”) which will be convertible into shares of New Intuitive Machines Class A Common Stock in accordance with the terms of the Certificate of Designation of Preferences, Rights and Limitations of 10% Series A Cumulative Convertible Preferred Stock (the “Certificate of Designation”) to be adopted by the Inflection Point Board following the Domestication and immediately prior to the Closing and (ii) warrants to purchase 541,667 shares of New Intuitive Machines Class A Common Stock at an initial exercise price of $15.00 per share, subject to adjustment (the “Preferred Investor Warrants”) in accordance with the terms of the Preferred Investor Warrants. Subject to shareholder approval of the proposals in the accompanying proxy statement/prospectus and certain other customary conditions to closing, the Series A Investment will be consummated following the Domestication but immediately prior to the Closing.

The Business Combination Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including without limitation: (i) the adoption and/or approval, as applicable, by Inflection Point’s shareholders of the Condition Precedent Proposals, (ii) the approval of the Business Combination Agreement and the Business Combination by the Intuitive Machines Members, (iii) Inflection Point having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) upon the Closing, (iv) the registration statement of which the accompanying proxy statement/prospectus forms a part becoming effective, (v) approval of the listing of the New Intuitive Machines Class A Common Stock on Nasdaq, subject to satisfaction of the round lot holders requirement for initial listing, (vi) the accuracy of the representations and warranties of each party to the Business Combination Agreement and the performance of the covenants and agreements of the parties to the Business Combination Agreement, (vii) the completion of the Domestication, (viii) that Kingstown 1740 shall not have exercised redemption rights with respect to its 2,900,000 Inflection Point Class A Ordinary Shares, (ix) the completion of the Conversion and Recapitalization, (x) the absence of an Intuitive Machines Material Adverse Effect or an Inflection Point Material Adverse Effect (each as defined in the accompanying proxy statement/prospectus) and (xi) the substantially simultaneous closing of the Series A Investment. We cannot assure you as to whether these conditions will be satisfied or waived.

The Inflection Point Units, Inflection Point Class A Ordinary Shares and Inflection Point Warrants (each as defined in the accompanying proxy statement/prospectus) are currently listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “IPAXU,” “IPAX” and “IPAXW,” respectively. Pursuant to the terms of the Business Combination Agreement, as a closing condition, Inflection Point is required to cause the New Intuitive Machines Class A Common Stock issued in connection with the Business Combination to be approved for listing on Nasdaq, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Business Combination Agreement. Further, it is a condition to the consummation of the Series A Investment that the New Intuitive Machines Class A Common Stock be approved for listing on Nasdaq. Following the Closing, New Intuitive Machines Class A Common Stock and New Intuitive Machines Warrants will be listed, subject to Nasdaq approval, under the proposed symbols “LUNR” and “LUNRW”, respectively. It is important for you to know that, at the time of our extraordinary general meeting, we may not have received from Nasdaq either confirmation of the listing of the New Intuitive Machines Class A Common Stock and New Intuitive Machines Warrants or that approval will be obtained prior to the consummation of the Business Combination, and it is possible that the listing condition to the consummation of the Business Combination may be waived by the parties to the Business Combination Agreement and by the Series A Investors. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in the accompanying proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received and the Business Combination could still be consummated if such condition is waived and therefore the New Intuitive Machines securities would not be listed on any nationally recognized securities exchange.

New Intuitive Machines will be a “controlled company” under Nasdaq listing standards. As a result, New Intuitive Machines will not be required to comply with certain corporate governance standards that are applicable to companies that are not controlled companies. For example, as permitted by Nasdaq rules, it is expected that following the Closing, a majority of the New Intuitive Machines Board and the Compensation and Nominating and Corporate Governance Committees will not be comprised of independent directors.

Your vote is very important.    Whether or not you plan to attend the extraordinary general meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting or any adjournment thereof. The transactions contemplated by the Business Combination Agreement will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting, and if the other conditions to closing are satisfied or waived. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other Condition Precedent Proposal. The Advisory Organizational Documents Proposals and the Adjournment Proposal are not conditioned upon the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the extraordinary general meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the extraordinary general meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting and will not be voted. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person, you may withdraw your proxy and vote in person.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO CONTINENTAL THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND DELIVER YOUR PUBLIC SHARES TO CONTINENTAL, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE EXTRAORDINARY GENERAL MEETING — REDEMPTION RIGHTS” IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

On behalf of the Inflection Point Board, I would like to thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,

Paula Sutter
Executive Chairwoman of the Board of Directors

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated            ,            and is first being mailed to shareholders on or about            ,            .

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REFERENCES TO ADDITIONAL INFORMATION

The accompanying proxy statement/prospectus incorporates important information that is not included in or delivered with this proxy statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov.

You may request copies of this proxy statement/prospectus or other information concerning Inflection Point, without charge, by written request to Inflection Point’s Co-Chief Executive Officer, Michael Blitzer, at 34 East 51st Street, 5th Floor, New York, New York 10022; or Morrow Sodali, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing IPAX.info@investor.morrowsodali.com, or from the SEC through the SEC website at the address provided above.

In order for you to receive timely delivery of the documents in advance of the extraordinary general meeting of Inflection Point to be held on            , 2023, you must request the information no later than five business days prior to the date of the extraordinary general meeting, by            , 2023.

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” and “Inflection Point” refer to Inflection Point Acquisition Corp. (which prior to the Domestication is an exempted company incorporated under the laws of the Cayman Islands and thereafter, subject to shareholder approval, will be a corporation incorporated under the laws of the State of Delaware). Following the Domestication, Inflection Point will be renamed “Intuitive Machines, Inc.” Inflection Point, following the Domestication, is referred to in this document as New Intuitive Machines, and Intuitive Machines, following the Closing, is referred to in this document as Intuitive Machines OpCo.

In this document:

“A&R Registration Rights Agreement” means the Amended and Restated Registration Rights Agreement to be entered into by and among Inflection Point, the Sponsor, certain Intuitive Machines Members and certain other parties thereto upon the completion of the Business Combination. A form of the A&R Registration Rights Agreement in substantially the form it will be executed in connection with the Closing is attached to this proxy statement/prospectus as Annex E.

“Adjournment Proposal” means the proposal to be considered at the extraordinary general meeting to adjourn the extraordinary general meeting to a later date or dates, if necessary to permit further solicitation and vote of proxies if it is determined by Inflection Point that more time is necessary or appropriate to approve one or more proposals at the extraordinary general meeting.

“Advisory Organizational Documents Proposals” means the seven proposals to be considered at the extraordinary general meeting to approve, on a non-binding advisory basis and as required by applicable SEC guidance, certain material differences between the Cayman Constitutional Documents and the Proposed Organizational Documents.

“Basis Adjustments” means the tax basis adjustments expected to be obtained by New Intuitive Machines resulting from (a) any future redemptions or exchanges of Intuitive Machines OpCo Common Units from the Intuitive Machines Members, (b) certain distributions (or deemed distributions) by Intuitive Machines OpCo, and (c) payments made under the Tax Receivable Agreement.

“Business Combination” means the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement, dated as of September 16, 2022, by and between Inflection Point and Intuitive Machines, as it may be amended and supplemented from time to time. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

“Business Combination Existing Basis” means the tax basis obtained by New Intuitive Machines in connection with the Business Combination as a result of existing tax basis in certain assets of Intuitive Machines OpCo and certain of its direct or indirect subsidiaries, including assets that will eventually be subject to depreciation or amortization, once placed in service.

“Business Combination Non-Redemption Covered Shares” means the 2,900,000 Inflection Point Class A Ordinary Shares underlying the 2,900,000 Inflection Point Units purchased by Kingstown 1740 in the IPO and that Kingstown 1740 has agreed that it will not redeem pursuant to the Non-Redemption Agreement.

“Business Combination Proposal” means the proposal to be considered at the extraordinary general meeting to approve the Business Combination.

“Cantor” means Cantor Fitzgerald & Co.

“Cantor Purchase Agreement” means that certain common stock purchase agreement, dated September 16, 2022, by and between Inflection Point and CF Principal Investments LLC (“CFPI”).

“Cantor Registration Rights Agreement” means that certain registration rights agreement, dated September 16, 2022, by and between Inflection Point and CFPI.

“Cayman Constitutional Documents” means Inflection Point’s Amended and Restated Memorandum and Articles of Association, as amended from time to time.

“Closing” means the closing of the Business Combination.

“Closing Date” means the date the Closing occurs.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Condition Precedent Proposals” mean the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Organizational Documents Proposal, the Incentive Plan Proposal and the Director Election Proposal.

“Continental” means Continental Stock Transfer & Trust Company.

“DGCL” means the Delaware General Corporation Law, as amended.

“Director Election Proposal” means the proposal to be considered at the extraordinary general meeting to elect              directors to serve on the New Intuitive Machines Board until their respective successors are duly elected and qualified.

“Domestication” means the continuation of Inflection Point by way of domestication of Inflection Point into a Delaware corporation under the applicable provisions of the Companies Act and the DGCL; the term includes all matters and necessary or ancillary changes in order to effect such Domestication, including the adoption of the Proposed Certificate of Incorporation (as attached hereto at Annex C) consistent with the DGCL and changing the name and registered office of Inflection Point.

“Domestication Proposal” means the proposal to be considered at the extraordinary general meeting to approve the Domestication.

“DWAC” means The Depository Trust Company’s deposit/withdrawal at custodian system.

“Earn Out Units” means the units of the Intuitive Machines OpCo designated as “Unvested Earn Out Units” under the Second A&R Operating Agreement after the consummation of the Recapitalization.

“Equity Facility” means the equity facility under which shares of newly issued New Intuitive Machines Class A Common Stock may be sold to CFPI by New Intuitive Machines pursuant to the Cantor Purchase Agreement.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Existing Basis” means the tax basis in certain assets of Intuitive Machines OpCo and certain of its direct or indirect subsidiaries (including assets that will eventually be subject to depreciation or amortization once placed in service) that is obtained by New Intuitive Machines in connection with and is attributable to an Intuitive Machines OpCo Common Unit exchanged or redeemed by a TRA Holder.

“Existing Basis” means the Exchange Existing Basis and Business Combination Existing Basis.

“extraordinary general meeting” means the extraordinary general meeting of Inflection Point’s shareholders, to be held at        a.m. Eastern Time on        at the offices of White & Case LLP at 1221 Avenue of the Americas, New York, New York 10020 and virtually at             , and any adjournments or postponements thereof.

“Founder Shares” means the 8,243,750 currently outstanding Inflection Point Class B Ordinary Shares owned by the Sponsor.

“GAAP” means U.S. generally accepted accounting principles.

“Insiders” means the Sponsor, each director of Inflection Point and each officer of Inflection Point.

“Insider Letter” means Inflection Point’s letter agreements with its Sponsor, directors and officers, dated September 21, 2021 and September 21, 2022, containing provisions relating to transfer restrictions of the Founder Shares and Private Placement Warrants, indemnification of the Trust Account, voting obligations, waiver of redemption rights and participation in liquidation distributions from the Trust Account.

“Interest Deductions” means deductions attributable to imputed interest and other payments of interest by New Intuitive Machines pursuant to the Tax Receivable Agreement.

“Incentive Plan Proposal” means the proposal to be considered at the extraordinary general meeting to approve the New Intuitive Machines Incentive Plan.

“Inflection Point” means Inflection Point Acquisition Corp. (which prior to the Domestication is an exempted company incorporated under the laws of the Cayman Islands and after the Domestication will be a corporation incorporated under the laws of the State of Delaware).

“Inflection Point Board” means the board of directors of Inflection Point.

“Inflection Point Class A Ordinary Shares” means the Class A ordinary shares of Inflection Point, par value $0.0001 per share.

“Inflection Point Class B Ordinary Shares” means the Class B ordinary shares of Inflection Point, par value $0.0001 per share.

“Inflection Point Ordinary Shares” means, collectively, the Inflection Point Class A Ordinary Shares and the Inflection Point Class B Ordinary Shares.

“Inflection Point Units” means the units sold in the IPO (including pursuant to the overallotment option), each consisting of one Inflection Point Class A Ordinary Share and one-half of one Public Warrant.

“Inflection Point Warrant” means a redeemable warrant exercisable for an Inflection Point Class A Ordinary Share.

“Intuitive Machines” means Intuitive Machines, LLC prior to the Closing.

“Intuitive Machines Founders” means each of Kamal Ghaffarian, Stephen Altemus and Timothy Crain and their permitted transferees.

“Intuitive Machines Lock-Up Agreement” means the lock-up agreement to be entered into by and between New Intuitive Machines and certain Intuitive Machines Members (the “Lock-Up Holders”) at Closing, pursuant to which the Lock-Up Holders will not agree not to, without the prior written consent of the New Intuitive Machines Board, prior to the date that is six months after the Closing Date, sell, pledge, grant any option to purchase or otherwise dispose of (a) any shares of New Intuitive Machines Class A Common Stock, (b) any shares of New Intuitive Machines Class A Common Stock issuable upon exercise of such options to purchase shares of New Intuitive Machines Class A Common Stock held immediately after the consummation of the Business Combination, or (c) any securities convertible into, or exercisable, redeemable or exchangeable for, New Intuitive Machines Class A Common Stock held by such holder immediately after the consummation of the Business Combination, subject to customary exceptions.

“Intuitive Machines Members” means all members of Intuitive Machines prior to the Closing.

“Intuitive Machines OpCo” means Intuitive Machines, LLC following the Closing.

“Intuitive Machines OpCo Common Units” means an interest in Intuitive Machines OpCo designated as a “Common Unit” and having the rights and obligations specified with respect to the Common Units in the Second A&R Operating Agreement.

“Intuitive Machines OpCo Warrants” means warrants to purchase Intuitive Machines OpCo Common Units with terms substantially similar to the New Intuitive Machines Warrants.

“Intuitive Machines OpCo Investor Warrants” means warrants to purchase Intuitive Machines OpCo Common Units with terms substantially similar to the Preferred Investor Warrants.

“Intuitive Machines OpCo Options” means certain interests in Intuitive Machines OpCo, which, after giving effect to the Recapitalization give certain persons (as set out in the Second A&R Operating Agreement) the right to purchase a certain number of Intuitive Machines OpCo Common Units, subject to the terms and conditions of the Second A&R Operating Agreement.

“Intuitive Machines OpCo Series A Units” means certain interests in Intuitive Machines OpCo designated as a “Series A Preferred Unit” and having the rights and obligations specified with respect to the Series A Preferred Units in the Second A&R Operating Agreement.

“IPO” means Inflection Point’s initial public offering of the Inflection Point Units, Inflection Point Class A Ordinary Shares and Inflection Point Warrants pursuant to a registration statement on Form S-1 declared effective by the SEC on September 21, 2021 (SEC File No. 333-253963). On September 24, 2021, Inflection Point completed the sale of

30,000,000 Inflection Point Units in its initial public offering and on October 29, 2021, Inflection Point completed the sale of an additional 2,975,000 Inflection Point Units as part of its initial public offering in connection with the underwriters partial exercise of their over-allotment option.

“IPO Redemption Waiver” means the limited redemption waiver agreement, dated September 21, 2021, between Inflection Point and Kingstown 1740 whereby Kingstown 1740 agreed that, only for so long as, and to the extent, necessary in order for Inflection Point to have shareholders’ equity of at least $5,000,001, Kingstown 1740 has waived its rights to redeem the 1,386,989 IPO Redemption Waiver Covered Shares in connection with an IPO Redemption Waiver Covered Event.

“IPO Redemption Waiver Covered Event” means (a) the consummation of an initial business combination, and (b) a shareholder vote to amend the Cayman Constitutional Documents (A) to modify the substance or timing of Inflection Point’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of its Public Shares that are not IPO Redemption Waiver Covered Shares if it does not complete its initial business combination by September 24, 2023 or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity or in the context of a tender offer made by Inflection Point to purchase Inflection Point Class A Ordinary Shares.

“IPO Redemption Waiver Covered Shares” means the 1,386,989 Inflection Point Class A Ordinary Shares underlying 1,386,989 of the 2,900,000 Inflection Point Units purchased by Kingstown 1740 in the IPO and that Kingstown 1740 has agreed that, only for so long as, and solely to the extent, necessary in order for Inflection Point to have shareholders’ equity of at least $5,000,001, it will not redeem in connection with an IPO Redemption Waiver Covered Event.

“Kingstown 1740” means Kingstown 1740 Fund L.P., an anchor investor in the IPO, an existing holder of Inflection Point Units, a Series A Investor and an affiliate of the Sponsor.

“Member Voting and Support Agreement” means that certain Member Voting and Support Agreement, dated as of September 16, 2022 (as it may be amended or supplemented from time to time), by and between Inflection Point, Intuitive Machines and the Intuitive Machines Founders.

“NASA” means the National Aeronautics and Space Administration.

“Nasdaq” means the Nasdaq Stock Market LLC.

“New Intuitive Machines” means Inflection Point following the Domestication (which will be renamed “Intuitive Machines, Inc.”).

“New Intuitive Machines Board” means the board of directors of New Intuitive Machines subsequent to the Closing.

“New Intuitive Machines Class A Common Stock” means the Class A common stock of New Intuitive Machines, par value $0.0001 per share, which entitles the holder to one vote per share.

“New Intuitive Machines Class B Common Stock” means the Class B common stock of New Intuitive Machines, par value $0.0001 per share, which entitles the holder to one vote per share but carries no economic rights.

“New Intuitive Machines Class C Common Stock” means the Class C common stock of New Intuitive Machines, par value $0.0001 per share, which entitles the holder to three votes per share but carries no economic rights.

“New Intuitive Machines Common Stock” means, collectively, all shares of the New Intuitive Machines Class A Common Stock, New Intuitive Machines Class B Common Stock and New Intuitive Machines Class C Common Stock.

“New Intuitive Machines Incentive Plan” means the New Intuitive Machines 2023 Long Term Omnibus Incentive Plan, which will become effective upon the Closing. A copy of the New Intuitive Machines Incentive Plan is attached to this proxy statement/prospectus as Annex F.

“New Intuitive Machines Preferred Stock” means the preferred stock of New Intuitive machines, par value $0.0001 per share.

“New Intuitive Machines Warrant” means a redeemable warrant exercisable for one share of New Intuitive Machines Class A Common Stock.

“Non-Redemption Agreement” means the Non-Redemption Agreement, dated as of September 16, 2022, by and among Inflection Point, Intuitive Machines and Kingstown 1740, pursuant to which Kingstown 1740 agreed not to redeem the 2,900,000 Inflection Point Class A Ordinary Shares underlying the 2,900,000 Inflection Point Units purchased by it in the IPO (including the 1,386,989 IPO Redemption Waiver Covered Shares).

“Organizational Documents Proposal” means the proposal to be considered at the extraordinary general meeting to approve by special resolution the Proposed Certificate of Incorporation and the Proposed By-Laws. A copy of each of the Proposed Certificate of Incorporation and the Proposed By-Laws is attached to this proxy statement/prospectus as Annex C and Annex D, respectively.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or instrumentality or other entity of any kind.

“Private Placement Warrants” means the 6,845,000 Inflection Point Warrants, each exercisable for one Inflection Point Class A Ordinary Share at $11.50 per share, purchased by the Sponsor for a purchase price of $6,845,000, or $1.00 per warrant in a private placement that closed simultaneously with the IPO.

“Proposed By-Laws” mean the proposed by-laws of New Intuitive Machines to be in effect following the Domestication and Business Combination, a form of which is attached to this proxy statement/prospectus as Annex D.

“Proposed Certificate of Incorporation” means the proposed certificate of incorporation of New Intuitive Machines to be in effect following the Domestication and the Business Combination, a form of which is attached to this proxy statement/prospectus as Annex C.

“Proposed Organizational Documents” means the Proposed Certificate of Incorporation and the Proposed By-Laws.

“Public Shareholders” means the holders of Public Shares.

“Public Shares” means the Inflection Point Class A Ordinary Shares sold in the IPO (whether they were purchased in the IPO as part of the Inflection Point Unit or thereafter in the open market).

“Public Warrant Holders” means the holders of the Public Warrants.

“Public Warrants” means the Inflection Point Warrants included in the Inflection Point Units sold in the IPO (whether they were purchased in the IPO as part of the Inflection Point Unit or thereafter in the open market).

“Record Date” means          , 20          .

“Redemption Price” means an amount equal to a pro rata portion of the aggregate amount then on deposit in the Trust Account in accordance with the Cayman Constitutional Documents (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing). The Redemption Price will be calculated two business days prior to the completion of the Business Combination in accordance with the Cayman Constitutional Documents.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Second A&R Operating Agreement” means the second amended and restated limited liability company agreement of Intuitive Machines OpCo to be adopted in connection with the Business Combination, a form of which is attached to this proxy statement/prospectus as Annex G.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Series A Investment” means the purchase by the Series A Investors of the Series A Preferred Stock and Preferred Investor Warrants pursuant to the Series A Purchase Agreement.

“Series A Investors” means Kingstown 1740 (an existing security holder of Inflection Point and an affiliate of the Sponsor) and Ghaffarian Enterprises, LLC (an affiliate of Kamal Ghaffarian, an Intuitive Machines Founder).

“Series A Preferred Stock” means the 10% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share, of New Intuitive Machines.

“Series A Purchase Agreement” means the Securities Purchase Agreement, dated as of September 16, 2022, by and among Inflection Point and the Series A Investors, pursuant to, and on the terms and subject to the conditions of which, New Intuitive Machines will issue and sell (i) an aggregate of 26,000 shares of Series A Preferred Stock and (ii) Preferred Investor Warrants to warrants to purchase 541,667 shares of New Intuitive Class A Common Stock at an initial exercise price of $15.00 per share, subject to adjustment. A copy of the Series A Purchase Agreement is attached to this proxy statement/prospectus as Annex H.

“Shareholder Proposals” means, collectively, (a) the Business Combination Proposal, (b) the Domestication Proposal, (c) the Stock Issuance Proposal, (d) the Organizational Documents Proposal, (e) the Advisory Organizational Documents Proposals, (f) the Incentive Plan Proposal, (g) the Director Election Proposal, and (h) the Adjournment Proposal, if presented.

“Sponsor” means Inflection Point Holdings LLC, a Cayman Islands limited liability company.

“Sponsor Lock-Up Agreement” means the lock-up agreement to be entered into by and between New Intuitive Machines and the Sponsor at Closing, pursuant to which the Sponsor will agree not to, without the prior written consent of the New Intuitive Machines Board, prior to the date that is six months after the Closing Date, sell, pledge, grant any option to purchase or otherwise dispose of (i) the shares of New Intuitive Machines Class A Common Stock received upon conversion of the Founder Shares for six months following the Closing and (ii) the New Intuitive Machines Warrants received upon conversion of the Private Placement Warrants for 30 days following the Closing, in each case subject to customary exceptions.

“Sponsor Support Agreement” means the support agreement, dated as of September 16, 2022, entered by and among Inflection Point, Intuitive Machines and the Sponsor, as it may be amended and supplemented from time to time. A copy of the Sponsor Support Agreement is attached to this proxy statement/prospectus as Annex I.

“Stock Issuance Proposal” means the proposal to be considered at the extraordinary general meeting to approve the issuance of New Intuitive Machines Common Stock and securities convertible into and exercisable for New Intuitive Machines Common Stock (i) to the Series A Investors pursuant to the Series A Investment, (ii) to the Intuitive Machines Members pursuant to the Business Combination Agreement and (iii) to any other persons pursuant to subscription, purchase or similar agreements we may enter into prior to Closing.

“Tax Receivable Agreement” means the Tax Receivable Agreement to be entered into by and among New Intuitive Machines, Intuitive Machines OpCo and certain Intuitive Machines Members (the “TRA Holders”) at Closing, pursuant to which, among other things, New Intuitive Machines will be required to pay to each TRA Holder 85% of certain tax benefits, if any, that it realizes (or in certain cases is deemed to realize) as a result of the increases in tax basis resulting from any exchange of Intuitive Machines OpCo Common Units for New Intuitive Machines Class A Common Stock or cash in the future, certain existing tax attributes and certain other tax benefits arising from payments under the Tax Receivable Agreement. A copy of the form of Tax Receivable Agreement is attached to this proxy statement/prospectus as Annex J.

“Transaction Documents” means each of the agreements and instruments contemplated by the Business Combination Agreement or otherwise related to the transactions contemplated by the Business Combination Agreement and such other agreements or instruments contemplated by the Business Combination Agreement, in each case, that was executed and delivered on the date of the Business Combination Agreement or on or prior to the date of Closing by an Intuitive Machines Member, Intuitive Machines, Inflection Point, the Sponsor and/or any of their respective affiliates, including the Sponsor Support Agreement, the Member Voting and Support Agreement, the Non-Redemption Agreement, the Second A&R Operating Agreement, the Tax Receivable Agreement, the A&R Registration Rights Agreement, the Sponsor Lock-Up Agreement, the Intuitive Machines Lock-Up Agreement, all documents and agreements entered into in connection with the Equity Facility and all documents and agreements entered into in connection with the Series A Investment, including the Series A Purchase Agreement.

“Transactions” means, collectively, the Business Combination and the transactions contemplated by the Series A Purchase Agreement.

“Trust Account” means the trust account of Inflection Point, which holds the net proceeds from the IPO and the sale of the Private Placement Warrants, together with interest earned thereon, less amounts released to pay taxes.

“Trust Agreement” means the Investment Management Trust Agreement, dated as of September 21, 2021, by and between Inflection Point and Continental.

“Warrant Agreement” means the Warrant Agreement, dated as of September 21, 2021, between Inflection Point and Continental, which governs the outstanding Inflection Point Warrants.

Share Calculations and Ownership Percentages

Unless otherwise specified (including in the sections of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Beneficial Ownership of Securities”), the share calculations and ownership percentages set forth in this proxy statement/prospectus with respect to New Intuitive Machines’ stockholders following the Closing are for illustrative purposes only and assume the following:

1.      No Public Shareholders exercise their redemption rights in connection with the Closing, and the balance of the Trust Account as of the Closing is the same as its balance on September 30, 2022 of $331,742,611. Please see the section of this proxy statement/prospectus entitled “Extraordinary General Meeting of Inflection Point — Redemption Rights.”

2.      No Inflection Point Warrants will be exercised.

3.      The Series A Investment is consummated in accordance with its terms for $26.0 million, with New Intuitive Machines issuing 26,000 shares of Series A Preferred Stock and Preferred Investor Warrants to purchase 541,667 shares of New Intuitive Machines Class A Common Stock to the Series A Investors. Please see the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Related Agreements — Series A Purchase Agreement.”

4.      New Intuitive Machines issues 5,128,205 shares of New Intuitive Machines Class A Common Stock to CFPI under the Equity Facility pursuant to the Cantor Purchase Agreement at a price per share equal to 97.5% of the implied price of $10.00 per share in the Business Combination.

5.      New Intuitive Machines issues 1,500,000 additional Private Placement Warrants to the Sponsor upon conversion of $1,500,000 of outstanding principal under working capital loans made by the Sponsor to Inflection Point.

6.      Other than as described in Nos. 3, 4 and 5, there are no other issuances of equity securities of New Intuitive Machines prior to or in connection with the Closing, including any equity awards that may be issued under the New Intuitive Machines Incentive Plan following the Business Combination.

MARKET AND INDUSTRY DATA

We are responsible for the disclosure contained in this proxy statement/prospectus. Information contained in this proxy statement/prospectus concerning the market and the industry in which Intuitive Machines competes, including its market position, general expectations of market opportunity, size and growth rates, is based on information from various third-party sources, on assumptions made by Intuitive Machines based on such sources and Intuitive Machines’ knowledge of the markets for its services and solutions. This information and any estimates provided herein involve numerous assumptions and limitations, and you are cautioned not to give undue weight to such information. Third-party sources generally state that the information contained in such source has been obtained from sources believed to be reliable but that there can be no assurance as to the accuracy or completeness of such information. We have not independently verified this third-party information. The industry in which Intuitive Machines operates is subject to a high degree of uncertainty and risk. As a result, the estimates and market and industry information provided in this proxy statement/prospectus are subject to change based on various factors, including those described in the sections of this proxy statement/prospectus entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors — Risks Related to Intuitive Machines’ Business” and elsewhere in this proxy statement/prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements. These forward-looking statements include, without limitation, statements relating to expectations for future financial performance, business strategies or expectations for Inflection Point’s, Intuitive Machines’ and New Intuitive Machines’ respective businesses, and the timing for and ability of Inflection Point and Intuitive Machines to complete the Business Combination. These statements are based on the beliefs and assumptions of the management of Inflection Point and Intuitive Machines. Although Inflection Point and Intuitive Machines believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither Inflection Point nor Intuitive Machines can assure you that either will achieve or realize these plans, intentions or expectations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this proxy statement/prospectus, words such as “anticipate”, “believe”, “can”, “continue”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “seek”, “should”, “strive”, “target”, “will”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

Forward-looking statements in this proxy statement/prospectus and in any document incorporated by reference in this proxy statement/prospectus may include, for example, statements about Inflection Point and Intuitive Machines prior to the Business Combination and New Intuitive Machines and Intuitive Machines OpCo following the Business Combination, including:

•        the ability to satisfy the closing conditions to the Business Combination, including approval by shareholders of Inflection Point;

•        the ability to realize the benefits expected from the Business Combination;

•        the ability to consummate the Business Combination;

•        the ability to obtain and/or maintain the listing of the New Intuitive Machines Class A Common Stock and the New Intuitive Machines Warrants on Nasdaq following the Business Combination;

•        the ability to raise financing in the future and to comply with restrictive covenants related to long-term indebtedness;

•        the future financial performance of New Intuitive Machines and Intuitive Machines OpCo following the Business Combination;

•        New Intuitive Machines’ and Intuitive Machines OpCo’s ability to retain or recruit, or to effect changes required in, their respective officers, key employees or directors following the Business Combination;

•        New Intuitive Machines’ and Intuitive Machines OpCo’s ability to comply with laws and regulations applicable to its business; and

•        expansion plans and opportunities.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus and Inflection Point’s and Intuitive Machines’ management teams’ current expectations, forecasts and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside the control of Inflection Point, Intuitive Machines and their respective directors, officers and affiliates. Accordingly, forward-looking statements should not be relied upon as representing Inflection Point’s or Intuitive Machines’ management teams’ views as of any subsequent date. Neither Inflection Point nor Intuitive Machines undertake any obligation to update, add or to otherwise correct any forward-looking statements contained herein to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements in deciding how your vote should be cast or in voting your shares on the proposals set out in this proxy statement/prospectus. Should one or more of a number of known and unknown risks and uncertainties materialize, or should any of our assumptions prove incorrect, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include, but are not limited to:

•        the occurrence of any event, change or other circumstances that could delay the Business Combination or give rise to the termination of the Business Combination Agreement;

•        the outcome of any legal proceedings that may be instituted against Intuitive Machines or Inflection Point following announcement of the Business Combination;

•        the inability to complete the Business Combination due to the failure to obtain approval of the Inflection Point shareholders, the inability to complete the Series A Investment or the failure of Inflection Point to satisfy the conditions to closing in the Business Combination Agreement;

•        the inability to maintain the listing of the New Intuitive Machines Class A Common Stock on Nasdaq following the Business Combination;

•        changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination;

•        changes in applicable laws or regulations;

•        the risk that the Business Combination disrupts current plans and operations of Intuitive Machines;

•        the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of New Intuitive Machines and Intuitive Machines OpCo to grow and manage growth profitably;

•        costs related to the Business Combination; and

•        other risks and uncertainties indicated in this proxy statement/prospectus, including those set forth under the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 58.

QUESTIONS AND ANSWERS FOR SHAREHOLDERS OF INFLECTION POINT

The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the extraordinary general meeting, including with respect to the Business Combination. The following questions and answers do not include all the information that is important to Inflection Point’s shareholders. Inflection Point urges shareholders to read this proxy statement/prospectus, including the Annexes and the other documents referred to herein, carefully and in their entirety to fully understand the Business Combination and the voting procedures for the extraordinary general meeting, which will be held at          a.m., Eastern Time, on         , at the offices of White & Case LLP located at 1221 Avenue of the Americas, New York, NY 10020, and virtually via live webcast. To participate in the extraordinary general meeting online, visit          and enter the 12 digit control number included on your proxy card. If you hold your shares through a bank, broker or other nominee, you will need to take additional steps to participate in the extraordinary general meeting, as described in this proxy statement/prospectus.

Q.     Why am I receiving this proxy statement/prospectus?

A.     Inflection Point shareholders are being asked to consider and vote upon, among other proposals, a proposal to approve and adopt the Business Combination Agreement and approve the Business Combination. The Business Combination Agreement provides for, among other things, following the Domestication of Inflection Point to Delaware as described below, Inflection Point acquiring equity securities and becoming the managing member of Intuitive Machines and Inflection Point issuing voting equity securities without economic rights to the Intuitive Machines Members, in accordance with the terms and subject to the conditions of the Business Combination Agreement as more fully described elsewhere in this proxy statement/prospectus. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal” for more detail.

A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A and you are encouraged to read it in its entirety.

As a condition to the Closing, and at least one day prior to the Closing, Inflection Point will change its jurisdiction of incorporation by effecting a deregistration under Section 206 of the Companies Act and a domestication under Section 388 of the DGCL, pursuant to which Inflection Point’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. Immediately prior to the Domestication, pursuant to the Cayman Constitutional Documents, each Inflection Point Class B Ordinary Share will convert automatically, on a one-for-one basis, into an Inflection Point Class A Ordinary Share. Immediately following such conversion, in connection with the Domestication, (i) each of the then issued and outstanding Inflection Point Class A Ordinary Shares will convert automatically, on a one-for-one basis, into a share of New Intuitive Machines Class A Common Stock, each of which will carry voting rights of one vote per share; (ii) each of the then issued and outstanding Inflection Point Warrants will automatically become a New Intuitive Machines Warrant; and (iii) each Inflection Point Unit issued and outstanding as of immediately prior to the Domestication will automatically be canceled and each holder will receive one share of New Intuitive Machines Class A Common Stock and one-half of one New Intuitive Machines Warrant, per Inflection Point Unit held immediately prior to the Domestication.

Concurrently with the Domestication and subject to satisfaction or waiver of the conditions set forth in the Business Combination Agreement, including approval by Inflection Point’s shareholders, Inflection Point will adopt the Proposed Certificate of Incorporation which, among other things, will implement a revised class structure with shares of New Intuitive Machines Class A Common Stock having one vote per share and economic rights, the shares of New Intuitive Machines Class B Common Stock having one vote per share and no economic rights and the shares of New Intuitive Machines Class C Common Stock having three votes per share and no economic rights. See the section of this proxy statement/prospectus entitled “The Domestication Proposal” for additional information.

In connection with the Business Combination, Intuitive Machines will change its jurisdiction of organization from Texas to Delaware (the “Conversion”). Immediately prior to Closing, Intuitive Machines will effectuate a recapitalization (the “Recapitalization”) whereby all outstanding equity securities of Intuitive Machines will be converted or exchanged into common units (collectively, the “Intuitive Machines OpCo Common Units”), options (collectively, the “Intuitive Machines OpCo Options”) and unvested earn out units (collectively, the “Earn Out Units”), as applicable.

THE VOTE OF PUBLIC SHAREHOLDERS IS IMPORTANT. PUBLIC SHAREHOLDERS ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS, INCLUDING THE ANNEXES AND THE ACCOMPANYING FINANCIAL STATEMENTS OF INFLECTION POINT AND INTUITIVE MACHINES, CAREFULLY AND IN ITS ENTIRETY.

Q.     What proposals are shareholders of Inflection Point being asked to vote upon?

A.     At the extraordinary general meeting, Inflection Point is asking holders of Inflection Point Ordinary Shares to consider and vote upon:

•        The Business Combination Proposal;

•        The Domestication Proposal;

•        The Stock Issuance Proposal;

•        The Organizational Documents Proposal;

•        The Advisory Organizational Documents Proposals;

•        The Incentive Plan Proposal;

•        The Director Election Proposal; and

•        The Adjournment Proposal, if presented.

If Inflection Point’s shareholders do not approve each of the Condition Precedent Proposals, then unless certain conditions in the Business Combination Agreement are waived by the applicable parties to the Business Combination Agreement, the Business Combination Agreement could be terminated and the Business Combination may not be consummated. See the sections of this proxy statement/prospectus entitled “The Business Combination Proposal,” “The Domestication Proposal,” “The Stock Issuance Proposal,” “The Organizational Documents Proposal,” “The Advisory Organizational Documents Proposals,” “The Incentive Plan Proposal,” and “The Director Election Proposal.”

Inflection Point will hold the extraordinary general meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the extraordinary general meeting. Shareholders of Inflection Point should read it carefully.

After careful consideration, the Inflection Point Board has determined that each of (a) the Business Combination Proposal, (b) the Domestication Proposal, (c) the Stock Issuance Proposal, (d) the Organizational Documents Proposal, (e) the Advisory Organizational Documents Proposals, (f) the Incentive Plan Proposal, (g) the Director Election Proposal, and (h) and the Adjournment Proposal, if presented, are in the best interests of Inflection Point and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Inflection Point’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for a further discussion of these considerations.

Q.     Are the proposals conditioned on one another?

A.     Yes. The Business Combination is conditioned on the approval of each of the Condition Precedent Proposals at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other Condition Precedent Proposal. The Advisory Organizational Documents Proposals and the Adjournment Proposal are not conditioned upon the approval of any other proposal.

Q.     Why is Inflection Point proposing the Business Combination?

A.     Inflection Point was incorporated to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination, with one or more businesses or entities.

Intuitive Machines is a diversified space exploration, infrastructure, and services company with contracts supporting space exploration and NASA’s $93 billion Artemis program. Based on Inflection Point’s due diligence investigations of Intuitive Machines and the industry in which it operates, including the financial and other information provided by Intuitive Machines in the course of Inflection Point’s due diligence investigations, the Inflection Point Board believes that the Business Combination with Intuitive Machines is in the best interests of Inflection Point and its shareholders and presents an opportunity to increase shareholder value. However, there is no assurance of this. See “The Business Combination Proposal — The Inflection Point Board’s Reasons for the Approval of the Business Combination” of this proxy statement/prospectus for additional information.

Although the Inflection Point Board believes that the Business Combination with Intuitive Machines presents a unique business combination opportunity and is in the best interests of Inflection Point and its shareholders, the Inflection Point Board did consider certain potentially material negative factors in arriving at that conclusion. These factors are discussed in greater detail in the section entitled “The Business Combination Proposal — The Inflection Point Board’s Reasons for the Approval of the Business Combination,” of this proxy statement/prospectus as well as in the section of this proxy statement/prospectus entitled “Risk Factors — Risks Related to Intuitive Machines’ Business.”

Q.     What will Intuitive Machines Members receive in connection with the Business Combination?

A.     Pursuant to the Business Combination Agreement, New Intuitive Machines will issue (i) to each Intuitive Machines Founder a number of shares of New Intuitive Machines Class C Common Stock equal to the number of Intuitive Machines OpCo Common Units held by such Intuitive Machines Founder as of and on the Closing Date and (ii) to each other Intuitive Machines Member a number of shares of New Intuitive Machines Class B Common Stock equal to the number of Intuitive Machines OpCo Common Units held by such Intuitive Machines Member as of and on the Closing Date, in each case, pursuant to individual subscription agreements to be entered into between each Intuitive Machines Member, New Intuitive Machines, and Intuitive Machines OpCo.

Each Intuitive Machines OpCo Common Unit, when paired with one share of New Intuitive Machines Class B Common Stock or one share of New Intuitive Machines Class C Common Stock, is exchangeable, in tandem with the cancellation of the paired share of New Intuitive Machines Class B Common Stock or share of New Intuitive Machines Class C Common Stock, for one share of New Intuitive Machines Class A Common Stock. After the expiration of the Lock-Up Period, holders of Intuitive Machines OpCo Common Units will be permitted to exchange such Intuitive Machines OpCo Common Units (along with the cancellation of the paired share of New Intuitive Machines Class B Common Stock or share of New Intuitive Machines Class C Common Stock) for shares of New Intuitive Machines Class A Common Stock on a one-for-one basis pursuant to the Second A&R Operating Agreement and the Proposed Certificate of Incorporation (subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications) or at the election of New Intuitive Machines (determined by a majority of the directors of New Intuitive Machines who are disinterested with respect to such determination), cash from a substantially concurrent public offering or private sale in an amount equal to the net amount, on a per share basis, of cash received as a result of such public offering or private sale.

Q.     What equity stake will current Inflection Point shareholders and Intuitive Machines Members hold in New Intuitive Machines immediately after the consummation of the Business Combination?

Upon consummation of the Business Combination, the post-Closing share ownership of New Intuitive Machines under (1) the No Redemptions Scenario, (2) the 50% Redemptions Scenario and (3) the Maximum Redemptions Scenario, excluding the dilutive effect of Intuitive Machines options, outstanding warrants, warrants issuable upon conversion of any working capital loans, Preferred Investor Warrants, earn-out consideration and the Equity Facility (other than in the Maximum Redemptions Scenario and the Commitment Shares in all scenarios) would be as follows:

	No Redemptions Scenario(1)		50% Redemptions Scenario(1)(2)		Maximum Redemptions Scenario(1)(3)
	Class A Common Stock	Ownership %	Class A Common Stock	Ownership %	Class A Common Stock		Ownership %
Public Shareholders(4)	32,975,000	29.0%	16,487,500	17.0%	2,900,000		3.3%
Sponsor(5)	8,243,750	7.3%	8,243,750	8.5%	8,243,750		9.3%
PIPE Investors(6)	2,166,667	1.9%	2,166,667	2.2%	2,166,667		2.4%
Intuitive Machines Members(7)	68,125,987	59.9%	68,125,987	70.1%	68,125,987		76.8%
SAFE Holders(8)	2,066,667	1.8%	2,066,667	2.1%	2,066,667		2.3%
Cantor and affiliates(9)	100,000	*	100,000	*	5,228,205	(16)	5.9%
Total	113,678,071	100.0%	97,190,571	100.0%	88,731,276		100.0%

The dilutive effect of the outstanding warrants and the Preferred Investor Warrants is presented in the table below:

	No Redemptions Scenario		50% Redemptions Scenario		Maximum Redemptions Scenario
	Class A Common Stock	Ownership %	Class A Common Stock	Ownership %	Class A Common Stock		Ownership %
Public Shareholders(4)	32,975,000	24.0%	16,487,500	13.6%	2,900,000		2.6%
Public Warrantholders(9)(10)	16,487,500	12.0%	16,487,500	13.6%	16,487,500		14.6%
Sponsor(5)	8,243,750	6.0%	8,243,750	6.8%	8,243,750		7.3%
Private Placement Warrantholders(10)	6,845,000	5.0%	6,845,000	5.7%	6,845,000		6.1%
PIPE Investors(6)	2,166,667	1.6%	2,166,667	1.8%	2,166,667		1.9%
PIPE Warrants(11)	541,667	*	541,667	*	541,667		*
Intuitive Machines Members(7)	68,125,987	49.5%	68,125,987	56.3%	68,125,987		60.5%
SAFE Holders(8)	2,066,667	1.5%	2,066,667	1.7%	2,066,667		1.8%
Cantor and affiliates(9)	100,000	*	100,000	*	5,228,205	(16)	4.6%
Total	137,552,238	100.0%	121,064,738	100.0%	112,605,443		100.0%

The following table illustrates the potential dilutive effect of Intuitive Machines options, outstanding warrants, Preferred Investor Warrants, earn-out consideration and the Equity Facility (in all scenarios) assuming (i) all outstanding Intuitive Machines options are vested and exercised, (ii) all outstanding warrants are exercised, (iii) $1,500,000 of working capital loans are made to Inflection Point and converted to warrants at $1.00 per warrant,

(iv) all Preferred Investor Warrants are exercised, (v) all Earn Out Units are vested and (vi) New Intuitive Machines sells to CFPI $50,000,000 of shares of New Intuitive Machines Class A Common Stock at a price per share equal to 97.5% of the implied price of $10.00 per share in the Business Combination:

	No Redemptions Scenario		50% Redemptions Scenario		Maximum Redemptions Scenario
	Class A Common Stock	Ownership %	Class A Common Stock	Ownership %	Class A Common Stock	Ownership %
Public Shareholders(4)	32,975,000	21.1%	16,487,500	11.8%	2,900,000	2.3%
Public Warrantholders(10)(11)	16,487,500	10.6%	16,487,500	11.8%	16,487,500	13.1%
Sponsor(5)	8,243,750	5.3%	8,243,750	5.9%	8,243,750	6.5%
Private Placement Warrantholders(11)	6,845,000	4.4%	6,845,000	4.9%	6,845,000	5.4%
Working Capital Loan Warrantholders(13)	1,500,000	1.0%	1,500,000	1.1%	1,500,000	1.2%
PIPE Investors(6)	2,166,667	1.4%	2,166,667	1.6%	2,166,667	1.7%
PIPE Warrants(12)	541,667	*	541,667	*	541,667	*
Intuitive Machines Founders(14)	78,125,709	50.1%	78,125,709	56.0%	78,125,709	62.0%
Other Intuitive Machines Members(15)	1,874,291	1.2%	1,874,291	1.3%	1,874,291	1.5%
SAFE Holders(8)	2,066,667	1.3%	2,066,667	1.5%	2,066,667	1.6%
Cantor and affiliates(16)	5,228,205	3.4%	5,228,205	3.7%	5,228,205	4.2%
Total	156,054,456	100.0%	139,566,956	100.0%	125,979,456	100.0%

____________

*        Less than 1%.

(1)      Share ownership presented under each redemptions scenario in the tables above are only presented for illustrative purposes. Inflection Point cannot predict how many Public Shareholders will exercise their right to have their Public Shares redeemed for cash. As a result, the redemption amount and the number of Public Shares redeemed in connection with the Business Combination may differ from the amounts presented above. As such, the ownership percentages of current Inflection Point Shareholders may also differ from the presentation above if the actual redemptions are different from these assumptions. See “Risk Factors — Risks Related to the Business Combination — The ability of our Public Shareholders to exercise redemption rights with respect to a large number of our Public Shares could increase the probability that the Business Combination will be unsuccessful and that you would have to wait for liquidation in order to redeem your Public Shares.”

(2)      This scenario assumes that 16,487,500 of Inflection Point Class A Ordinary Shares, or 50% of the Public Shares, are redeemed for an aggregate payment of approximately $165.9 million (based on the estimated per share Redemption Price of approximately $10.06 per share) from the Trust Account, which is a redemptions scenario that could occur.

(3)      This scenario assumes that 30,075,000 of Inflection Point’s Class A Ordinary Shares are redeemed for an aggregate payment of approximately $302.6 million (based on the estimated per share Redemption Price of approximately $10.06 per share) from the Trust Account, which is a redemptions scenario that could occur. This represents the maximum number of Inflection Point Class A Ordinary Shares that could be redeemed giving effect to the Non-Redemption Agreement pursuant to which Kingstown 1740 agreed not to redeem the 2,900,000 Inflection Point Class A Ordinary Shares underlying the 2,900,000 Inflection Point Units purchased by it in the IPO (including, the 1,386,989 IPO Redemption Waiver Covered Shares).

(4)      Includes 2,900,000 Inflection Point Class A Ordinary Shares held by Kingstown 1740, an affiliate of the Sponsor. Pursuant to the Non-Redemption Agreement, Kingstown 1740 agreed not to redeem the 2,900,000 Inflection Point Class A Ordinary Shares underlying the 2,900,000 Inflection Point Units purchased by it in the IPO (including the 1,386,989 IPO Redemption Waiver Covered Shares).

(5)      Represents Inflection Point Class B Ordinary Shares held by the Sponsor.

(6)      Presented on an as-converted to New Intuitive Machines Class A Common Stock basis. Does not include shares underlying warrants to be issued to the PIPE Investors. Includes 1,750,000 shares of New Intuitive Machines Class A issuable to Kingstown 1740.

(7)      Assumes the exchange of Intuitive Machines OpCo Common Units and simultaneous surrender of New Intuitive Machines Class B Common Stock and/or New Intuitive Machines Class C Common Stock for shares of New Intuitive Machines Class A Common Stock, in accordance with the terms of the Second A&R Operating Agreement. Excludes the shares of New Intuitive Machines Class A Common Stock issuable upon the exercise of all Intuitive Machines OpCo Options (vested and unvested) and simultaneous surrender of paired New Intuitive Machines Class B Common Stock in accordance with the terms of the Second A&R Operating Agreement. Excludes 10,000,000 shares of New Intuitive Machines Class A Common Stock issuable upon exchange of Intuitive Machines OpCo Common Units issuable upon vesting of 10,000,000 Earn Out Units and simultaneous surrender of paired New Intuitive Machines Class C Common Stock, in accordance with the terms of the Second A&R Operating Agreement. Excludes 2,066,667 shares of New Intuitive Machines Class A Common Stock issuable upon conversion of outstanding SAFEs of Intuitive Machines.

(8)      Includes 2,066,667 shares of New Intuitive Machines Class A Common Stock issuable upon conversion of outstanding SAFEs of Intuitive Machines at conversion prices calculated in accordance with the terms of the SAFEs based on the implied price of $10.00 per share in the Business Combination.

(9)      Assumes 100,000 Commitment Shares are issued to CFPI, which assumes that each share has a fair market value of $10.00 per share pursuant to the calculation as set forth in the Cantor Purchase Agreement. The actual number of Commitment Shares may vary based upon the actual fair market value of a share of New Intuitive Machines Class A Common Stock following the Closing of the Business Combination.

(10)    Includes 1,450,000 Public Warrants owned by Kingstown 1740, an affiliate of the Sponsor.

(11)    Represents shares issuable upon the exercise of New Intuitive Machines Warrants. New Intuitive Machines Warrants will be exercisable beginning 30 days following the Closing for one share of New Intuitive Machines Class A Common Stock at an initial exercise price of $11.50 per share in accordance with the terms of the warrants. In each redemptions scenario, assumes that all outstanding warrants are exercised for cash.

(12)    Represents shares issuable upon the exercise of Preferred Investor Warrants. Preferred Investor Warrants will be exercisable following the Closing for one share of New Intuitive Machines Class A Common Stock at an initial exercise price of $15.00 per share in accordance with the terms of the warrants. In each redemptions scenario, assumes that all outstanding warrants are exercised for cash. Includes 437,500 shares issuable upon the exercise of Preferred Investor Warrants to be issued to Kingstown 1740 in the Series A Investment.

(13)    Represents shares issuable upon the exercise of New Intuitive Machines Warrants that may be issued at the Closing upon conversion of then-outstanding principal under working capital loans made to Inflection Point by the Sponsor or certain of Inflection Point’s officers or directors. Up to $1,500,000 of then-outstanding principal under working capital loans made to Inflection Point by the Sponsor or certain of Inflection Point’s officers or directors may be converted into New Intuitive Machines Warrants at $1.00 per warrant. New Intuitive Machines Warrants will be exercisable beginning 30 days following the Closing for one share of New Intuitive Machines Class A Common Stock at an initial exercise price of $11.50 per share in accordance with the terms of the warrants. In each redemptions scenario, assumes that all warrants are exercised for cash.

(14)    Assumes the exchange of Intuitive Machines OpCo Common Units and simultaneous surrender of New Intuitive Machines Class C Common Stock for shares of New Intuitive Machines Class A Common Stock, in accordance with the terms of the Second A&R Operating Agreement. Includes 10,000,000 shares of New Intuitive Machines Class A Common Stock issuable upon exchange of Intuitive Machines OpCo Common Units issuable upon vesting of 10,000,000 Earn Out Units and simultaneous surrender of paired New Intuitive Machines Class C Common Stock, in accordance with the terms of the Second A&R Operating Agreement.

(15)    Includes the shares of New Intuitive Machines Class A Common Stock issuable upon the exercise of all Intuitive Machines OpCo Options (vested and unvested) and simultaneous of paired surrender of New Intuitive Machines Class B Common Stock in accordance with the terms of the Second A&R Operating Agreement.

(16)    Assumes that (i) all conditions precedent to sales under the Equity Facility have been satisfied, (ii) 100,000 Commitment Shares are issued to CFPI, which assumes that each share has a fair market value of $10.00 per share pursuant to the calculation as set forth in the Cantor Purchase Agreement, (iii) New Intuitive Machines sells to CFPI $50,000,000 of shares of New Intuitive Machines Class A Common Stock at a price per share equal to 97.5% of the implied price of $10.00 per share in the Business Combination and (iv) CFPI does not resell such shares of New Intuitive Machines Class A Common Stock substantially concurrently with its purchases. The actual number of Commitment Shares may vary based upon the actual fair market value of a share of New Intuitive Machines Class A Common Stock following the Closing of the Business Combination. The actual number of shares New Intuitive Machines sells to CFPI may vary based on the ability of New Intuitive Machines to satisfy the conditions precedent to sales under the Equity Facility at the time of any such sales, New Intuitive Machines capital requirements and the volume weighted average price of the shares of New Intuitive Machines Class A Common Stock during the applicable purchase date on which New Intuitive Machines has timely delivered written notice to CFPI directing it to purchase shares of New Intuitive Machines Class A Common Stock under the Cantor Purchase Agreement. Inflection Point cannot predict New Intuitive Machines’ future sales to CFPI under the Equity Facility or the volume weighted average price of the shares of New Intuitive Machines Class A Common Stock at the time of such sales. As a result, the dollar value of shares of New Intuitive Machines Class A Common Stock sold to CFPI and the price at which such sales are executed may differ from the amounts presented above. As such, ownership percentages may also differ from the presentation above if the actual circumstances are different from these assumptions.

Q.     How has the announcement of the Business Combination affected the trading price of the Inflection Point Class A Ordinary Shares?

A.     On September 15, 2022, the last trading date prior to the public announcement of the Business Combination, Inflection Point Units, Inflection Point Class A Ordinary Shares and Public Warrants closed at $9.81, $9.74 and $0.25, respectively. As of December 21, 2022, the last practicable trading day immediately prior to the filing date of this proxy statement/prospectus, the closing price for each Inflection Point Unit, Inflection Point Class A Ordinary Share and Public Warrant was $10.10, $9.99 and $0.2691, respectively.

Q.     Will Inflection Point obtain new financing in connection with the Business Combination?

A.     Yes. The Series A Investors have agreed to purchase 26,000 shares of Series A Preferred Stock and Preferred Investor Warrants to purchase 541,667 shares of New Intuitive Machines Class A Common Stock, each exercisable at an initial exercise price of $15.00 per share, subject to adjustment, for $26.0 million of gross proceeds, in the Series A Investment. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Related Agreements — Series A Purchase Agreement.”

Q.     Why is Inflection Point proposing the Domestication?

A.      The Inflection Point Board believes that there are significant advantages to New Intuitive Machines that will arise as a result of a change of Inflection Point’s domicile to the State of Delaware, including (a) the prominence, predictability and flexibility of the DGCL, (b) Delaware’s well-established principles of corporate governance and (c) the increased ability for Delaware corporations to attract and retain qualified directors. Further, the Inflection Point Board believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. Each of the foregoing are discussed in greater detail in the section of this proxy statement/prospectus entitled “The Domestication Proposal — Reasons for the Domestication.”

To effect the Domestication, Inflection Point will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file the Proposed Certificate of Incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which Inflection Point will be domesticated and continue as a Delaware corporation.

The approval of the Domestication Proposal is a condition to closing the Business Combination under the Business Combination Agreement. The approval of the Domestication Proposal requires a special resolution, being the affirmative vote of holders of a majority of at least two-thirds of the Inflection Point Class B Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The holders of Inflection Point Class A Ordinary Shares will have no right to vote on the Domestication Proposal. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Q.     What amendments will be made to the Cayman Constitutional Documents?

A.     The consummation of the Business Combination is conditioned, among other things, on the Domestication. Accordingly, in addition to voting on the Business Combination, Inflection Point’s shareholders are also being asked to consider and vote upon a proposal to approve the Domestication and replace the Cayman Constitutional Documents, in each case, under the Companies Act, with the Proposed Certificate of Incorporation and the Proposed By-Laws, in each case, under the DGCL, which differ materially from the Cayman Constitutional Documents. These differences are discussed in greater detail in the section of this proxy statement/prospectus entitled “The Domestication Proposal.”

Q.     How will the Domestication affect my Inflection Point Class A Ordinary Shares, Inflection Point Warrants and Inflection Point Units?

A.     Immediately prior to the Domestication, pursuant to the Cayman Constitutional Documents, each Inflection Point Class B Ordinary Share issued and outstanding will be automatically converted into one Inflection Point Class A Ordinary Share. Immediately following such conversion, in connection with the Domestication, (a) each Inflection Point Class A Ordinary Share issued and outstanding immediately prior to the Domestication will automatically convert into one share of New Intuitive Machines Class A Common Stock, (b) each Inflection Point Warrant will be automatically converted into a redeemable New Intuitive Machines Warrant on substantially the same terms as the Inflection Point Warrants, and (c) each Inflection Point Unit issued and outstanding as of immediately prior to the Domestication will automatically be canceled and each holder will receive one share of New Intuitive Machines Class A Common Stock and one-half of one New Intuitive Machines Warrant in lieu thereof.

Q:     What Is The Tax Receivable Agreement?

A:     In connection with the Closing, New Intuitive Machines will enter into a Tax Receivable Agreement with Intuitive Machines OpCo and the TRA Holders. The Tax Receivable Agreement will provide for the payment by New Intuitive Machines to the TRA Holders of 85% of the amount of cash tax savings, if any, that New Intuitive Machines actually realizes (or in some circumstances is deemed to realize) as a result of the Existing Basis, Basis Adjustments and Interest Deductions. Assuming no material changes in the relevant tax law and that New Intuitive Machines earns sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings associated with the (i) Existing Basis, (ii) Basis Adjustments, and (iii) Interest Deductions would aggregate to approximately $170.4 million over 20 years from the date of the Business Combination based on a $10.00 per share trading price of New Intuitive Machines Class A Common Stock and assuming all future redemptions or exchanges would occur one year after the Business Combination at the same assumed price per share. Under such scenario, assuming future payments are made on the due date (with extension) of each relevant U.S. federal income tax return, New Intuitive Machines would be required to pay approximately 87% of such amount, or approximately $148.2 million, over the 20-year period from the date of the Business Combination, and New Intuitive Machines would benefit from the remaining 13% of the tax benefits. New Intuitive Machines will depend on cash distributions from Intuitive Machines OpCo to make payments under the Tax Receivable Agreement. Any payments made by New Intuitive Machines to the TRA Holders under the Tax Receivable Agreement will generally reduce the amount of cash that might have otherwise been available to New Intuitive Machines.

The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless New Intuitive Machines exercises its right to terminate the Tax Receivable Agreement or certain other acceleration events occur (including upon a change of control) that results in an early termination of the Tax Receivable Agreement, in each case, pursuant to which New Intuitive Machines would be required to pay an amount representing the present value of anticipated future tax benefits under the Tax Receivable Agreement (computed using certain assumptions). The summary of the terms of the Tax Receivable Agreement included herein is not a complete description thereof and is qualified in its entirety by the full text thereof. For additional information, please see “The Business Combination Proposal — Related Agreements — Tax Receivable Agreement.”

Q.     What are the material U.S. federal income tax considerations of the Domestication?

A.     As discussed more fully under “U.S. Federal Income Tax Considerations” of this proxy statement/prospectus, Inflection Point will receive an opinion of counsel, to be filed by amendment as Exhibit 8.1 to the registration statement of which this proxy statement/prospectus forms a part, that the Domestication should qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code (an “F Reorganization”). Assuming that the Domestication so qualifies, and subject to the “passive foreign investment company” (“PFIC”) rules discussed below and under “U.S. Federal Income Tax Considerations — II. U.S. Holders — A. Tax Effects of the Domestication to U.S. Holders — 5. PFIC Considerations”, U.S. Holders (as defined in “U.S. Federal Income Tax Considerations — II. U.S. Holders”) will be subject to Section 367(b) of the Code in connection with the Domestication and, as a result:

•        a U.S. Holder who beneficially owns (directly, indirectly or constructively) 10% or more of the total combined voting power of all classes of Inflection Point shares entitled to vote or 10% or more of the total value of all classes of Inflection Point shares (a “10% U.S. Shareholder”) on the date of the Domestication generally will be required to include in income as a deemed dividend deemed paid by Inflection Point the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to the Inflection Point Class A Ordinary Shares held directly by such U.S. Holder;

•        a U.S. Holder who, on the date of the Domestication, is not a 10% U.S. Shareholder and whose Inflection Point Class A Ordinary Shares have a fair market value of $50,000 or more on the date of the Domestication generally will recognize gain (but not loss) with respect to its Inflection Point Class A Ordinary Shares as if such U.S. Holder exchanged its Inflection Point Class A Ordinary Shares for New Intuitive Machines Class A Common Stock in a taxable transaction unless such U.S. Holder elects in accordance with applicable Treasury Regulations to include in income as a deemed dividend deemed paid by Inflection Point the “all earnings and profits” amount attributable to such U.S. Holder’s Inflection Point Class A Ordinary Shares; and

•        a U.S. Holder who, on the date of the Domestication, is not a 10% U.S. Shareholder and whose Inflection Point Class A Ordinary Shares have a fair market value of less than $50,000 on the date of the Domestication generally will not recognize any gain or loss or include any part of the “all earnings and profits amount” in income under Section 367 of the Code in connection with the Domestication.

Inflection Point does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication.

As discussed more fully under “U.S. Federal Income Tax Considerations — II. U.S. Holders — A. Tax Effects of the Domestication to U.S. Holders — 5. PFIC Considerations”, Inflection Point believes that it is likely classified as a PFIC for U.S. federal income tax purposes. If Inflection Point were classified as a PFIC for U.S. federal income tax purposes, then notwithstanding the U.S. federal income tax consequences of the Domestication discussed in the foregoing, proposed Treasury Regulations under Section 1291(f) of the Code and certain other PFIC rules (which have retroactive effective dates), if finalized in their current form, generally would require a U.S. Holder to recognize gain on the exchange of Inflection Point Class A Ordinary Shares or Inflection Point Warrants for New Intuitive Machines Class A Common Stock or New Intuitive Machines Warrants pursuant to the Domestication. Any such gain would be taxable income with no corresponding receipt of cash in the Domestication. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of rules. In addition, the proposed Treasury Regulations provide coordinating rules with other sections of the Code, including Section 367(b), which affect the manner in which the rules under such other sections apply to transfers of PFIC stock. However, it is difficult to predict whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code and such other PFIC rules may be adopted and how any such Treasury Regulations would apply. Importantly, however, U.S. Holders that make or have made certain elections discussed further under “U.S. Federal Income Tax Considerations — II. U.S. Holders — A. Tax Effects of the Domestication to U.S. Holders — 5. PFIC Considerations — d. QEF Election and Mark-to-Market Election” with respect to their Inflection Point Class A Ordinary Shares are generally not subject to the same gain recognition rules under the currently proposed Treasury Regulations under Section 1291(f) of the Code. Under current law, no such elections may be made with respect to Inflection Point Warrants. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see “U.S. Federal Income Tax Considerations — II. U.S. Holders”.

Each U.S. Holder is urged to consult its own tax advisor concerning the application of the PFIC rules, including the proposed Treasury Regulations, to the exchange of Inflection Point Class A Ordinary Shares and Inflection Point Warrants for New Intuitive Machines Class A Common Stock and New Intuitive Machines Warrants pursuant to the Domestication.

Additionally, the Domestication may cause Non-U.S. Holders (as defined in “U.S. Federal Income Tax Considerations — III. Non-U.S. Holders”) to become subject to U.S. federal income withholding taxes on any amounts treated as dividends paid in respect of such Non-U.S. Holder’s New Intuitive Machines Class A Common Stock after the Domestication.

Although the redemptions of holders that exercise redemption rights with respect to Inflection Point Class A Ordinary Shares will occur prior to the Domestication, it is possible that the IRS could assert that for U.S. federal income tax purposes such redemptions should be treated as occurring after the Domestication. If such redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication, holders exercising redemption rights would still be subject to the potential tax consequences of the Domestication, and for U.S. Holders, the determination of whether a U.S. Holder is a 10% U.S. Shareholder or is otherwise subject to Section 367 of the Code would be determined as if the redemptions had not yet occurred at the time of the Domestication. Holders should consult their tax advisors regarding the possibility that the redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication despite the redemptions occurring in form prior to the Domestication.

The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are urged to consult their tax advisor regarding the tax consequences to them of the Domestication, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, see “U.S. Federal Income Tax Considerations”.

Q.     Do I have redemption rights?

A.     If you are a holder of Public Shares, you have the right to request that we redeem all or a portion of your Public Shares for cash provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus. Public Shareholders may elect to redeem all or a portion of the Public Shares held by them regardless of if or how they vote in respect of the Business Combination Proposal and regardless of whether they hold Public Shares on the Record Date. If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 20% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the Public Shares, then any such shares in excess of that 20% limit would not be redeemed for cash.

The Sponsor has agreed to waive its redemption rights with respect to all of the Founder Shares in connection with the consummation of the Business Combination. The Founder Shares will be excluded from the pro rata calculation used to determine the per-share Redemption Price.

Q.     How do I exercise my redemption rights?

A.     If you are a Public Shareholder and wish to exercise your right to redeem the Public Shares, you must:

(a)     (i) hold Public Shares or (ii) hold Public Shares through Inflection Point Units and elect to separate your Inflection Point Units into the underlying Public Shares and Public Warrants prior to exercising your redemption rights with respect to the Public Shares;

(b)    submit a written request to Continental, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that Inflection Point redeem all or a portion of your Public Shares for cash; and

(c)     deliver your share certificates for Public Shares (if any) along with the redemption forms to Continental, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on          (two business days before the scheduled date of the extraordinary general meeting) in order for their Public Shares to be redeemed.

The address of Continental is listed under the question “Who can help answer my questions?” of this proxy statement/prospectus.

Public Shareholders will be entitled to request that their Public Shares be redeemed for the Redemption Price. For illustrative purposes, as of September 30, 2022, this would have amounted to approximately $10.06 per issued and outstanding Public Share. However, the proceeds deposited in the Trust Account could become subject to the claims of Inflection Point’s creditors, if any, which could have priority over the claims of the Public Shareholders. Therefore, the per share distribution from the Trust Account in such a situation may be less than originally expected due to such claims. Whether you vote, and if you do vote, how you vote, on any proposal, including the Business Combination Proposal, will have no impact on the amount you will receive upon exercise of your redemption rights. It is expected that the funds to be distributed to Public Shareholders electing to redeem their Public Shares will be distributed promptly after the consummation of the Business Combination.

Any request for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Inflection Point’s consent, until the Domestication. Furthermore, if a holder of a Public Share delivers its share certificates (if any) along with the redemption forms in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that Inflection Point permit the withdrawal of the request for redemption and instruct Continental, to return the share certificates (physically or electronically). The holder can make such request by contacting Continental, at the address or email address listed in this proxy statement/prospectus.

Any corrected or changed written exercise of redemption rights must be received by Continental at least two business days prior to the scheduled date of the vote at the extraordinary general meeting. No request for redemption will be honored unless the holder’s certificates for Public Shares (if any) along with the redemption forms have been delivered (either physically or electronically) to Continental, at least two business days prior to the scheduled date of the vote at the extraordinary general meeting.

If a holder of Public Shares properly makes a request for redemption and the certificates for Public Shares (if any) along with the redemption forms are delivered as described above, then, if the Business Combination is consummated, Inflection Point will redeem the Public Shares for a pro rata portion of funds deposited in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination. If the Business Combination is not consummated, the Public Shares will be returned to the respective holder, broker or bank.

If you are a holder of Public Shares and you exercise your redemption rights, such exercise will not result in the loss of any Public Warrants that you may hold.

Q.     If I am a holder of Public Warrants, can I exercise redemption rights with respect to my Public Warrants?

A.     No. The holders of Inflection Point Warrants have no redemption rights with respect to such securities.

Assuming that no more than 16,487,500 Public Shares, representing 50% of the Public Shares issued in connection with the IPO, are redeemed for an aggregate payment of approximately $165.9 million from the Trust Account, which is a potential amount of redemptions, and assuming that each redeeming Public Shareholder holds one-half of one Public Warrant for each Public Share being redeemed (representing the number of Public Warrants included in each Inflection Point Unit) and using the closing warrant price on Nasdaq of $0.25 as of September 15, 2022 (the trading day before the announcement of the Business Combination Agreement), the aggregate fair value of Public Warrants that can be retained by redeeming Public Shareholders is approximately $2,060,938. Assuming the maximum redemptions scenario, resulting in 30,075,000 Public Shares redeemed for an aggregate payment of approximately $302.6 million from the Trust Account (after giving effect to the Non-Redemption Agreement with Kingstown 1740 pursuant to which Kingstown 1740 has agreed not to redeem the 2,900,000 Business Combination Non-Redemption Covered Shares), and assuming that each redeeming Public Shareholder holds one-half of one Public Warrant for each Public Share being redeemed (representing the number of Public Warrants included in each Inflection Point Unit) and using the closing warrant price on Nasdaq of $0.25 as of September 15, 2022 (the trading day before the announcement of the Business Combination Agreement), the aggregate fair value of Public Warrants that can be retained by redeeming Public Shareholders is approximately $3,759,375. The actual market price of the Public Warrants may be higher or lower on the date that warrant holders seek to sell such Public Warrants. Additionally, Inflection Point cannot assure the holders of warrants that they will be able to sell their Public Warrants in the open market as there may not be sufficient liquidity in such securities when warrant holders wish to sell their Public Warrants. Further, while the level of redemptions of Public Shares will not directly change the value of the warrants because the warrants will remain outstanding regardless of the level of redemptions, as redemptions of Public Shares increase, the holder of New Intuitive Machines Warrants following the Closing who exercises such New Intuitive Machines Warrants will ultimately own a greater interest in New Intuitive Machines because there would be fewer shares outstanding overall.

Q.     How do the Public Warrants differ from the Private Placement Warrants, and what are the related risks for any Public Warrant Holders after the Business Combination?

A.     The Public Warrants are identical to the Private Placement Warrants in material terms and provisions, except that the Private Placement Warrants (including the shares of New Intuitive Machines Class A Common Stock issuable upon exercise of the Private Placement Warrants) may not be transferred, assigned or sold by the holders until 30 days after the Closing and (ii) are entitled to registration rights.

Following the Closing, we may redeem your unexpired Public Warrants and Private Placement Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless. We have the ability to redeem outstanding Public Warrants and Private Placement Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per Public Warrant or Private Placement Warrant, provided that the last reported sales price of New Intuitive Machines Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which we give proper notice of such redemption and provided certain other conditions are met. If and when the Public Warrants and Private Placement Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Public Warrants and Private Placement Warrants could force you (i) to exercise your Public Warrants and Private Placement Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your Public Warrants and Private Placement Warrants at the then-current market price when you might otherwise wish to hold your Public Warrants and Private Placement Warrants or (iii) to accept the nominal redemption price which, at the time the outstanding Public Warrants and Private Placement Warrants are called for redemption, is likely to be substantially less than the market value of your Public Warrants and Private Placement Warrants.

Q.     What are the U.S. federal income tax consequences of exercising my redemption rights?

A.     The U.S. federal income tax consequences of exercising your redemption rights with respect to your Public Shares depend on your particular facts and circumstances. It is possible that you may be treated as selling your Public Shares and, as a result, recognize capital gain or capital loss. It is also possible that the Redemption may be treated as a distribution for U.S. federal income tax purposes. Whether a redemption of shares qualifies for sale treatment will depend largely on the total number of shares of Inflection Point stock you are treated as owning before and after the redemption (including any shares that you constructively own as a result of owning Public Warrants and any shares that you directly or indirectly acquire pursuant to the Business Combination) relative to all of the shares of Inflection Point stock outstanding both before and after the redemption. Redeeming U.S. Holders generally will be subject to the PFIC rules with respect to any gain or loss recognized by the U.S. Holder on its deemed sale of its Inflection Point Class A Ordinary Shares (if the redemption were treated as a sale of shares) or any corporate distributions deemed received on its Inflection Point Class A Ordinary Shares (if the redemption were treated as a corporate distribution). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “U.S. Federal Income Tax Considerations”.

All Public Shareholders considering exercising redemption rights are urged to consult their tax advisor on the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws.

Q.     What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A.     Following the closing of the IPO (including partial exercise of the over-allotment option by the underwriters of the IPO), an amount equal to $329,750,000 ($10.00 per Inflection Point Unit) of the net proceeds from the IPO and the sale of the Private Placement Warrants was placed in the Trust Account. As of September 30, 2022, funds in the Trust Account totaled $331,742,611 and were comprised entirely of U.S. government treasury obligations with a maturity of 185 days or less or of money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), which invest only in direct U.S. government treasury obligations. These funds will remain in the Trust Account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (a) the completion of a business combination (including the Closing), (b) the redemption of all of the Public Shares if Inflection Point is unable to complete a business combination by September 24, 2023 (or if such date is further extended at a duly called extraordinary general meeting, such later date) and (c) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend the Cayman Constitutional Documents (A) to modify the substance or timing of Inflection Point’s obligation to redeem 100% of the Public Shares in connection with its initial business combination or if it does not complete a business combination by September 24, 2023 or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, subject to applicable law.

Upon consummation of the Business Combination, the funds deposited in the Trust Account will be released to pay holders of Public Shares who properly exercise their redemption rights; to pay transaction fees and expenses associated with the Business Combination; and for working capital and general corporate purposes of New

Intuitive Machines following the Business Combination. See the section of this proxy statement/prospectus entitled “Summary of the Proxy Statement/Prospectus — Sources and Uses of Funds for the Business Combination.”

Q.     Did the Inflection Point Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A.     The Inflection Point Board did not obtain a third-party valuation or fairness opinion in connection with the determination to approve the Business Combination. The Inflection Point Board believes that based upon the financial skills and background of its directors, it was qualified to conclude that the Business Combination was fair from a financial perspective to the Inflection Point shareholders. The Inflection Point Board’s conclusion was based on, among other things, (a) the implied valuation of Intuitive Machines’ public peer group, which included Planet Labs PBC, Terran Orbital Corporation, Maxar Technologies, Rocket Lab USA, Inc., Virgin Galactic, and Virgin Orbit (the “Peer Group”), and (b) Intuitive Machines’ growth prospects, business strategy, market-leading competitive positioning, and projections. A discussion of the comparable companies appears below in the section titled “The Inflection Point Board’s Reasons for the Approval of the Business Combination” and a discussion of the projections appears below in the section titled “Projected Financial Information.”

The Inflection Point Board also determined, without seeking a valuation from a financial advisor, that Intuitive Machines’ fair market value was at least 80% of the balance in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of the signing of the Business Combination Agreement. Accordingly, investors will be relying on the judgment of the Inflection Point Board in valuing Intuitive Machines’ business, and assuming the risk that the Inflection Point Board may not have properly valued such business. See the section of this proxy statement/prospectus entitled “Risk Factors — Risks Related to the Domestication and the Business Combination.”

Q.     What happens if a substantial number of the Public Shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A.     Our Public Shareholders are not required to vote in respect of the Business Combination in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shareholders are reduced as a result of redemptions by Public Shareholders.

The Business Combination Agreement is not conditioned on an available cash condition. However, the Business Combination will not be consummated if, immediately prior to or upon the consummation of the Business Combination, Inflection Point does not have at least $5,000,001 in net tangible assets after giving effect to the redemptions. Additionally, the Business Combination Agreement is subject to the condition that Kingstown 1740 shall not have exercised redemption rights with respect to the 2,900,000 Inflection Point Class A Ordinary Shares underlying the 2,900,000 Inflection Point Units it purchased in the IPO. Kingstown 1740 entered into the Non-Redemption Agreement with Inflection Point and Intuitive Machines pursuant to which it has agreed not to exercise its redemption rights with respect to such 2,900,000 Inflection Point Class A Ordinary Shares underlying the 2,900,000 Inflection Point Units purchased by it in the IPO (including, the 1,386,989 IPO Redemption Waiver Covered Shares).

In the event of significant redemptions, with fewer Public Shares and Inflection Point Public Shareholders, the trading market for New Intuitive Machines Class A Common Stock may be less liquid than the market for shares of Inflection Point Class A Ordinary Shares was prior to the Business Combination, and New Intuitive Machines may not be able to meet the listing standards for Nasdaq or another national securities exchange. Additionally, if the Trust Account proceeds that would be available to New Intuitive Machines upon the Closing are less than $71 million (net of transaction expenses), which is the amount of Trust Account proceeds underlying assumptions used in the Intuitive Machines Projections, New Intuitive Machines will have less cash available to pursue its anticipated growth strategies and new initiatives, including developing “survive the night” technology, larger lunar landers, purchasing additional satellites for the lunar constellation, developing Earth re-entry capabilities, and additional R&D. As a result, New Intuitive Machines’ results of operations and financial condition may be worse than projected.

The table below presents the value per share to an Inflection Point Shareholder that elects not to redeem across a range of redemption scenarios assuming no Intuitive Machines options are exercised prior to Closing and no Intuitive Machines OpCo options are exercised following Closing:

	No Redemptions Scenario(1)		50.0% Redemptions Scenario(2)		Maximum Redemptions Scenario(3)
	Shares	Value per Share(4)	Shares	Value per Share(4)	Shares	Value per Share(4)
Base Scenario(5)	113,678,071	$10.00	97,190,571	$10.00	88,731,276	$10.00
Assuming Issuance of all Earn Out Units(6)	123,678,071	$9.19	107,190,571	$9.07	98,731,276	$8.99
Exercising all Warrants(7)	137,552,238	$10.27	121,064,738	$10.31	112,605,443	$10.33
Issuing all Earn Out Units and exercising all Warrants(9)	147,552,238	$9.58	131,064,738	$9.52	122,605,443	$9.49

____________

(1)      Assumes no Public Shares are redeemed.

(2)      Assumes that 16,487,500 of Public Shares, representing 50% of the outstanding Public Shares, are redeemed.

(3)      Assumes that 30,075,000 of Public Shares are redeemed, representing the maximum amount of Public Shares that can be redeemed after giving effect to the Non-Redemption Agreement with Kingstown 1740 pursuant to which Kingstown 1740 has agreed not to redeem the 2,900,000 Business Combination Non-Redemption Covered Shares. Assumes New Intuitive Machines issues 5,128,205 shares of New Intuitive Machines Class A Common Stock to CFPI under the Equity Facility pursuant to the Cantor Purchase Agreement at a price per share equal to 97.5% of the implied price of $10.00 per share in the Business Combination.

(4)      Based on a post-transaction equity value of New Intuitive Machines of the following:

	Post-Transaction Equity Value
	No Redemptions Scenario	50.0% Redemptions Scenario(4a)	Maximum Redemptions Scenario(4b)
Base Scenario(5)	$1,136,780,710	$971,907,710	$887,312,761
Assuming Issuance of all Earn Out Units(6)	$1,136,780,710	$971,907,710	$887,312,761
Exercising all Warrants(7)	$1,413,229,465	$1,248,354,465	$1,163,761,516
Issuing all Earn Out Units and Exercising all Warrants(8)	$1,413,229,465	$1,248,354,465	$1,163,761,516

____________

(4a)    Based on a post-transaction equity value of New Intuitive Machines of approximately $971.9 million, which equals (i) approximately $1,136.8 million less (ii) the approximately $164.9 million (or approximately $10.00 per share, representing its original per share portion of the principal in the Trust Account) that would be paid from the Trust Account to redeem 16,487,500 Public Shares in the 50% Redemptions Scenario.

(4b)    Based on a post-transaction equity value of New Intuitive Machines of approximately $887.3 million, which equals (i) approximately $1,136.8 million less (ii) the approximately $300.8 million (or approximately $10.00 per share, representing its original per share portion of the principal in the Trust Account) that would be paid from the Trust Account to redeem 30,075,000 Public Shares in the Maximum Redemptions Scenario plus (iii) the equity value of approximately $ 51.3 million (at $10.00 per share) of the 5,128,205 shares of New Intuitive Machines Class A Common Stock assumed to be sold to CFPI pursuant to the Equity Facility in the Maximum Redemptions Scenario.

(5)      Represents (i) 68,125,987 shares of New Intuitive Machines Common Stock held by Intuitive Machines Members in all redemptions scenarios, (ii) (x) 32,975,000 Public Shares held by Public Shareholders in the No Redemptions Scenario, (y) 16,487,500 Public Shares held by Pubic Shareholders in the 50.0% Redemptions Scenario, and (z) 2,900,000 Public Shares held by Public Shareholders in the Maximum Redemptions Scenario, (iii) 8,243,750 shares of New Intuitive Machines Common Stock, as converted from Inflection Point Class B Ordinary Shares held by the Sponsor, (iv) 2,066,667 shares of New Intuitive Machines Class A Common Stock held by SAFE holders in all scenarios, (v) (x) 100,000 shares of New Intuitive Machines Class A Common Stock as Commitment Shares held by CFPI in connection with the Equity Facility in the No Redemptions Scenario, (y) 100,000 shares of New Intuitive Machines Class A Common Stock as Commitment Shares held by CFPI in connection with the Equity Facility and (z) 5,228,205 shares of New Intuitive Machines Class A Common Stock held by CFPI in connection with the Equity Facility, consisting of 100,000 shares of New Intuitive Machines Class A Common Stock as Commitment Shares and 5,128,205 shares of New Intuitive Machines Class A Common Stock assumed to be sold to CFPI pursuant to the Equity Facility in the Maximum Redemptions Scenario and (vi) 2,166,667 shares of New Intuitive Machines Class A Common Stock as converted from Series A Preferred Stock held by the Series A Investors (based on the initial conversion price).

(6)      Represents the Base Scenario plus the issuance of all 10,000,000 Earn Out Units and an equal number of paired shares of New Intuitive Machines Class C Common Stock which may be issued to Intuitive Machines Members (in all redemptions scenarios) pursuant to the terms of the Business Combination Agreement.

(7)      Represents the Base Scenario plus the cash exercise of the Public Warrants, Private Placement Warrants and Preferred Investor Warrants. Assumes (i) 16,487,500 shares of New Intuitive Machines Class A Common Stock underlying Public Warrants are exercised for cash at the initial exercise price of $11.50 per share, (ii) 6,845,000 shares of New Intuitive Machines Class A Common Stock underlying Private Placement Warrants are exercised for cash at the initial exercise price of $11.50 per share and (iii) 541,667 shares of New Intuitive Machines Class A Common Stock underlying Preferred Investor Warrants are exercised for cash at the initial exercise price of $15.00 per share.

(8)      Represents the Base Scenario plus the issuance of all 10,000,000 Earn Out Units and an equal number of paired shares of Intuitive Machines Common Stock which may be issued to Intuitive Machines Members (in all redemptions scenarios) pursuant to the terms of the Business Combination Agreement, plus the exercise of the Public Warrants, Private Placement Warrants and Preferred Investor Warrants.

Q.     What underwriting fees are payable in connection with the Business Combination?

A.     Pursuant to that certain Underwriting Agreement, dated September 21, 2021, by and between Citigroup Global Markets Inc. (“Citi”), acting individually and as representative of the several underwriters listed on Schedule I thereto (the “Underwriting Agreement”), at the time of the IPO, Inflection Point provided an upfront discount to the underwriters of its IPO of $4,595,000. In addition, pursuant to the Underwriting Agreement, Citi, the book-running manager in Inflection Point’s IPO, was entitled to a deferred underwriting discount of $0.35 per Inflection Point Unit totaling $11,541,250 upon the consummation of the Business Combination, which would be payable from the amounts held in the Trust Account. On November 27, 2022, Citi waived its entitlement to the payment of the deferred compensation in the aggregate amount of $11,541,250 solely with respect to the Business Combination. Citi was not provided, and will not be provided, from any source, any consideration in exchange for its waiver of its entitlement to the payment of the deferred compensation or with respect to any agreements, arrangements or understandings between Citi and any party with respect to the waiver. The following table illustrates the effective underwriting discount on a percentage basis for Public Shares at each redemption level identified below, taking into account that the upfront discount will not be adjusted based on redemptions and the waiver of the deferred underwriting discount:

	Assuming No Redemptions	Assuming 50% Redemptions	Assuming Maximum Redemptions
Unredeemed Public Shares	32,975,000	16,487,500	2,900,000
Trust Proceeds to New Intuitive Machines	$331,742,611	$165,871,306	$29,175,241
Upfront Underwriting Discount	$4,595,000	$4,595,000	$4,595,000
Deferred Underwriting Discount, pre-waiver	$11,541,250	$11,541,250	$11,541,250
Deferred Underwriting Discount, post-waiver	—	—	—
Total Underwriting Discount, pre-waiver	$16,136,250	$16,136,250	$16,136,250
Total Underwriting Discount, post-waiver	$4,595,000	$4,595,000	$4,595,000
Total Underwriting Discount, pre-waiver as percentage of Trust Proceeds to New Intuitive Machines	4.86%	9.73%	55.31%
Effective Total Underwriting Discount, post-waiver as percentage of Trust Proceeds to New Intuitive Machines	1.39%	2.77%	15.75%

See “Risk Factors — Citi, the lead underwriter in the Inflection Point IPO, without any consideration from Inflection Point or Intuitive Machines, waived its entitlement to deferred underwriting compensation, but would be entitled to such compensation in connection with an alternative business combination, should the Business Combination be terminated, and remains entitled to customary indemnification and contribution obligations of Inflection Point in connection with the Business Combination” for additional information.

Q.     What conditions must be satisfied to complete the Business Combination?

A.      The Business Combination Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including without limitation: (i) the adoption and/or approval, as applicable, by Inflection Point’s shareholders of the Condition Precedent Proposals, (ii) the approval of the Business Combination Agreement and the Business Combination by the Intuitive Machines Members, (iii) Inflection Point having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) upon the Closing, (iv) the registration statement of which the accompanying proxy statement/prospectus forms a part becoming effective, (v) approval of the listing of the New Intuitive Machines Class A Common Stock on Nasdaq, subject to satisfaction of the round lot holders requirement for initial listing, (vi) the accuracy of the representations and warranties of each party to the Business Combination Agreement and the performance of the covenants and agreements of the parties to the Business Combination Agreement, (vii) the completion of the Domestication, (viii) that Kingstown 1740 shall not have exercised redemption rights with respect to its 2,900,000 Inflection Point Class A Ordinary Shares, (ix) the completion of the Conversion and Recapitalization, (x) the absence of an Intuitive Machines Material Adverse Effect or an Inflection Point Material Adverse Effect (each as defined in the accompanying proxy statement/prospectus) and (xi) the substantially simultaneous closing of the Series A Investment. For more information about conditions to the consummation of the Business Combination, see the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Business Combination Agreement.”

Q.     When do you expect the Business Combination to be completed?

A.     It is currently expected that the Business Combination will be consummated in the first quarter of 2023. This date depends, among other things, on the approval of the proposals to be put to Inflection Point shareholders at the extraordinary general meeting. However, such meeting could be adjourned if the Adjournment Proposal is adopted by Inflection Point’s shareholders at the extraordinary general meeting and Inflection Point elects to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting. For a description of the conditions for the completion of the Business Combination, see “The Business Combination Proposal — Business Combination Agreement” of this proxy statement/prospectus.

Q.     What happens if the Business Combination is not consummated?

A.     Inflection Point will not complete the Domestication to the State of Delaware unless all other conditions to the consummation of the Business Combination have been satisfied or waived by the parties in accordance with the terms of the Business Combination Agreement. If Inflection Point is not able to complete the Business Combination with Intuitive Machines by September 24, 2023 and is not able to complete another business combination by such date, in each case, as such date may be extended pursuant to the Cayman Constitutional Documents, Inflection Point will: (a) cease all operations except for the purpose of winding up; (b) as promptly as reasonably possible, but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest will be net of taxes payable), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (c) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the Inflection Point Board, dissolve and liquidate, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

Q.     Following the Business Combination, will Inflection Point’s securities continue to trade on a stock exchange?

A.     Yes. Inflection Point intends to apply to list the New Intuitive Machines Class A Common Stock and New Intuitive Machines Warrants on Nasdaq under the proposed symbols “LUNR” and “LUNRW”, respectively, upon the Closing. Pursuant to the terms of the Business Combination Agreement, as a closing condition, Inflection Point is required to cause the New Intuitive Machines Class A Common Stock issued in connection with the Business Combination to be approved for listing on Nasdaq, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Business Combination Agreement. Further, it is a condition to the consummation of the Series A Investment that the New Intuitive Machines Class A Common Stock be approved for listing on Nasdaq. It is important for you to know that, at the time of our extraordinary general meeting, we may not have received from Nasdaq either confirmation of the listing of the New Intuitive Machines Class A Common Stock and New Intuitive Machines Warrants or that approval will be obtained prior to the consummation of the Business Combination, and it is possible that the listing condition to the consummation of the Business Combination may be waived by the parties to the Business Combination Agreement and by the Series A Investors. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received and the Business Combination could still be consummated if such condition is waived and therefore the New Intuitive Machines securities would not be listed on any nationally recognized securities exchange.

The Inflection Point Units outstanding as of immediately prior to the Domestication will, as a result of the Domestication, automatically be canceled and each holder thereof will receive one share of New Intuitive Machines Class A Common Stock and one-half of one New Intuitive Machines Warrant, for each Inflection Point Unit. As a result, the Inflection Point Units will no longer trade as separate securities following the Closing. The New Intuitive Machines Class B Common Stock, the New Intuitive Machines Class C Common Stock, the Series A Preferred Stock and the Preferred Investor Warrants will not be publicly traded.

Q.     Do I have appraisal rights in connection with the Business Combination?

A.     Neither Inflection Point’s shareholders nor Inflection Point’s warrant holders have appraisal rights in connection with the Business Combination or the Domestication under Cayman Islands law or under the DGCL.

Q.     What do I need to do now?

A.     Inflection Point urges you to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety and to consider how the Business Combination will affect you as a shareholder or warrant holder. Inflection Point’s shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q.     How do I vote?

A.     If you are a holder of record of Inflection Point Ordinary Shares on the Record Date for the extraordinary general meeting, you may vote in person at the extraordinary general meeting or by submitting a proxy for the extraordinary general meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the extraordinary general meeting and vote in person, obtain a valid proxy from your broker, bank or nominee.

Q.     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A.     No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent, and you may need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker, bank or nominee as to how to vote your shares. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe all the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares and you should instruct your broker to vote your shares in accordance with directions you provide. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote.” Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law.

Q.     When and where will the extraordinary general meeting be held?

A.     The extraordinary general meeting will be held at         , New York City time, on         , 2023 at the offices of White & Case LLP located at 1221 Avenue of the Americas, New York, NY 10020, and virtually via live webcast at         .

Q.     Who is entitled to vote at the extraordinary general meeting?

A.     Inflection Point has fixed          as the Record Date for the extraordinary general meeting. If you were a shareholder of Inflection Point at the close of business on the Record Date, you are entitled to vote on matters that come before the extraordinary general meeting. However, a shareholder may only vote his or her shares if he or she is present in person or is represented by proxy at the extraordinary general meeting.

Q.     How many votes do I have?

A.     Inflection Point shareholders are entitled to one vote at the extraordinary general meeting for each Inflection Point Ordinary Share held of record as of the Record Date. As of the close of business on the Record Date for the extraordinary general meeting, there were 41,218,750 Inflection Point Ordinary Shares issued and outstanding, of which 32,975,000 were issued and outstanding Public Shares.

Q.     What constitutes a quorum?

A.     A quorum of Inflection Point shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if the holders of a majority of the issued and outstanding Inflection Point Ordinary Shares entitled to vote at the extraordinary general meeting are represented in person or by proxy. As of the Record Date for the extraordinary general meeting, 20,609,376 Inflection Point Ordinary Shares would be required to achieve a quorum.

Q.     What vote is required to approve each proposal at the extraordinary general meeting?

A.     Business Combination Proposal — The approval of the Business Combination Proposal requires an ordinary resolution under the Companies Act, being the affirmative vote of the holders of a majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

Domestication Proposal — The approval of the Domestication Proposal requires a special resolution under the Companies Act, being the affirmative vote of holders of a majority of at least two-thirds of the Inflection Point Class B Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The holders of Inflection Point Class A Ordinary Shares will have no right to vote on the Domestication Proposal.

Stock Issuance Proposal — The approval of the Stock Issuance Proposal requires an ordinary resolution under the Companies Act, being the affirmative vote of the holders of a majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

Organizational Documents Proposal — The approval of the Organizational Documents Proposal requires a special resolution under the Companies Act, being the affirmative vote of holders of a majority of at least two-thirds of the Inflection Point Ordinary Shares, who being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

Advisory Organizational Documents Proposals — The separate approval of each of the Advisory Organizational Documents Proposals, each of which is a non-binding vote, requires a special resolution under the Companies Act, being the affirmative vote of holders of a majority of at least two-thirds of the Inflection Point Ordinary Shares, who being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

Incentive Plan Proposal — The approval of the Incentive Plan Proposal requires an ordinary resolution under the Companies Act, being the affirmative vote of the holders of a majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

Director Election Proposal — The approval of the Director Election Proposal requires an ordinary resolution under the Companies Act, being the affirmative vote of the holders of a majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

Adjournment Proposal — The approval of the Adjournment Proposal requires an ordinary resolution under the Companies Act, being the affirmative vote of the holders of a majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

The Sponsor has agreed to vote all the Founder Shares and any Public Shares it may hold in favor of all the proposals being presented at the extraordinary general meeting. As of the Record Date, the Sponsor owns approximately 20% of the issued and outstanding Inflection Point Ordinary Shares. Although it is not required to do so, Kingstown 1740 has advised us that it intends to vote all Public Shares it holds in favor of all the proposals being presented at the extraordinary general meeting. As of the Record Date, the Sponsor and Kingstown 1740 collectively own approximately 27% of the issued and outstanding Inflection Point Ordinary Shares. See the section of this proxy statement/prospectus entitled “Questions and Answers for Shareholders of Inflection Point — How do the Sponsor and its affiliates intend to vote their Inflection Point Ordinary Shares?”

Q.     What are the recommendations of the Inflection Point Board?

A.     The Inflection Point Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of Inflection Point’s shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Domestication Proposal, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Documents Proposals, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the Director Election Proposal and “FOR” the approval of the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Inflection Point’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. The Inflection Point Board was aware of and considered these interests, among other matters, in approving the Business Combination and in determining to recommend to the Inflection Point Shareholders to vote in favor of the Shareholder Proposals. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination.”

Q.     How do the Sponsor and its affiliates intend to vote their Inflection Point Ordinary Shares?

A.     The Sponsor has agreed to vote all the Founder Shares and any Public Shares it may hold in favor of all the proposals being presented at the extraordinary general meeting. As of the Record Date, the Sponsor owns approximately 20% of the issued and outstanding Inflection Point Ordinary Shares. Although it is not required to do so, Kingstown 1740 has advised us that it intends to vote all Public Shares it holds in favor of all the proposals being presented at the extraordinary general meeting. As of the Record Date, the Sponsor and Kingstown 1740 collectively own approximately 27% of the issued and outstanding Inflection Point Ordinary Shares. Accordingly, the Domestication Proposal will be approved and if holders of an additional approximately 40% of the outstanding Inflection Point Ordinary Shares (assuming all Inflection Point Ordinary Shares are voted) vote in favor of all of the proposals being presented at the extraordinary general meeting, the other proposals will also be approved.

At any time at or prior to the Closing, subject to applicable securities laws (including with respect to material non-public information), the Sponsor, the Intuitive Machines Members or our or their respective directors, officers, advisors or respective affiliates may (a) purchase Public Shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, Public Shares, (b) execute agreements to purchase such shares from such investors in the future, or (c) enter into transactions with such investors and others to provide them with incentives to acquire Public Shares, vote their Public Shares in favor of the Condition Precedent Proposals or not redeem their Public Shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of Inflection Point Ordinary Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the Intuitive Machines Members or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their Public Shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (a) satisfaction of the requirement that holders of a majority of the Inflection Point Ordinary Shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Business Combination Proposal, the Stock Issuance Proposal, the Incentive Plan Proposal and the Director Election Proposal, (b) satisfaction of the requirement that holders of a majority of at least two-thirds of the Inflection Point Ordinary Shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Organizational Documents Proposal at the extraordinary general meeting, and (c) otherwise limiting the number of Public Shares electing to redeem.

Entering into any such arrangements may have a depressive effect on the price of Inflection Point Ordinary Shares (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Inflection Point’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination.”

Q.     Do the Sponsor and Inflection Point’s directors and officers have interests in the Business Combination that differ from or are in addition to the interests of Inflection Point’s shareholders generally?

A.     Yes. The Sponsor and Inflection Point’s officers and directors have interests in the Business Combination that are different from, or in addition to, the interests of Inflection Point’s shareholders generally. The Inflection Point Board was aware of and considered these interests, among other matters, in approving the Business Combination Agreement and the Business Combination, and in determining to recommend that Inflection Point’s shareholders vote in favor of the Business Combination Agreement and the Business Combination. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for more information.

Q.     What happens if I sell my Inflection Point Ordinary Shares before the extraordinary general meeting?

A.     The Record Date for the extraordinary general meeting is earlier than the date of the extraordinary general meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your Public Shares after the applicable Record Date, but before the extraordinary general meeting, unless you grant a proxy to the transferee, you will retain your right to vote at the extraordinary general meeting but the transferee, and not you, will have the ability to redeem such shares, so long as such transferee takes the required steps to elect to redeem such shares at least two business days prior to scheduled date of the extraordinary general meeting.

Q.     How can I vote my shares without attending the extraordinary general meeting?

A.     If you are a shareholder of record of our Inflection Point Ordinary Shares as of the close of business on the Record Date, you can vote by proxy by mail by following the instructions provided in the enclosed proxy card or at the extraordinary general meeting. Please note that if you are a beneficial owner of Inflection Point Ordinary Shares, you may vote by submitting voting instructions to your broker, bank or nominee, or otherwise by following instructions provided by your broker, bank or nominee. Telephone and internet voting will be available to beneficial owners. Please refer to the vote instruction form provided by your broker, bank or nominee.

Q.     May I change my vote after I have mailed my signed proxy card?

A.     Yes. Shareholders may send a later-dated, signed proxy card to Inflection Point’s Co-Chief Executive Officers at Inflection Point’s address set forth below so that it is received by Inflection Point’s Co-Chief Executive Officers prior to the vote at the extraordinary general meeting (which is scheduled to take place on         ) or attend the extraordinary general meeting in person and vote. Shareholders also may revoke their proxy by sending a notice of revocation to Inflection Point’s Co-Chief Executive Officers, which must be received by Inflection Point’s Co-Chief Executive Officers prior to the vote at the extraordinary general meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q.     What happens if I fail to take any action with respect to the extraordinary general meeting?

A.     If you fail to take any action with respect to the extraordinary general meeting and the Business Combination is approved by shareholders and the Business Combination is consummated, you will become a stockholder and/or warrant holder of New Intuitive Machines. If you fail to take any action with respect to the extraordinary general meeting and the Business Combination is not approved, you will remain a shareholder and/or warrant holder of Inflection Point. However, if you fail to vote with respect to the extraordinary general meeting, you will nonetheless be able to elect to redeem your Public Shares in connection with the Business Combination, so long as you take the required steps to elect to redeem your shares at least two business days prior to the scheduled date of the extraordinary general meeting.

Q.     What happens if I vote against the Business Combination Proposal?

A.     If you vote against the Business Combination Proposal but the Business Combination Proposal still obtains the requisite shareholder approval described in this proxy statement/prospectus, then the Business Combination Proposal will be approved and, assuming the approval of the other Condition Precedent Proposals and the satisfaction or waiver of the other conditions to the closing of the Business Combination, the Business Combination will be consummated in accordance with the terms of the Business Combination Agreement.

If you vote against the Business Combination Proposal and the Business Combination Proposal does not obtain the requisite vote at the extraordinary general meeting, then the Business Combination Proposal will fail and we will not consummate the Business Combination. If we do not consummate the Business Combination Proposal, we may continue to try to complete a business combination with a different target business until September 24, 2023 (or if such date is further extended at a duly called extraordinary general meeting, such later date). If we fail to complete an initial business combination by September 24, 2023 (or if such date is further extended at a duly called extraordinary general meeting, such later date), then we will be required to dissolve and liquidate the Trust Account by returning then-remaining funds in the Trust Account to the Public Shareholders.

Q.     What should I do with my share certificates, warrant certificates or unit certificates?

A.     Our shareholders who exercise their redemption rights must deliver (either physically or electronically) their share certificates (if any) along with the redemption forms to Continental, prior to the extraordinary general meeting.

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on          (two business days before the scheduled date of the extraordinary general meeting) in order for their Public Shares to be redeemed.

Our warrant holders should not submit the certificates relating to their warrants. Public Shareholders who do not elect to have their Public Shares redeemed for the pro rata share of the Trust Account should not submit the certificates relating to their Public Shares.

Upon the Domestication, holders of Inflection Point Units, Inflection Point Class A Ordinary Shares (including holders of Inflection Point Class B Ordinary Shares that have their Inflection Point Class B Ordinary Shares automatically converted into Inflection Point Class A Ordinary Shares pursuant to the Cayman Constitutional Documents immediately prior to the Domestication) and Inflection Point Warrants will receive shares of New Intuitive Machines Class A Common Stock and New Intuitive Machines Warrants, as the case may be, without needing to take any action and, accordingly, such holders should not submit any certificates relating to their Inflection Point Units, Inflection Point Class A Ordinary Shares (unless such holder elects to redeem the Public Shares in accordance with the procedures set forth above), Inflection Point Class B Ordinary Shares or Inflection Point Warrants.

Q.     What should I do if I receive more than one set of voting materials?

A.     Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your Inflection Point Ordinary Shares.

Q.     Who will solicit and pay the cost of soliciting proxies for the extraordinary general meeting?

A.     Inflection Point will pay the cost of soliciting proxies for the extraordinary general meeting. Inflection Point has engaged Morrow Sodali to assist in the solicitation of proxies for the extraordinary general meeting. Inflection Point has agreed to pay Morrow Sodali a fee of $40,000, plus disbursements. Inflection Point will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Inflection Point Class A Ordinary Shares for their expenses in forwarding soliciting materials to beneficial owners of Inflection Point Class A Ordinary Shares and in obtaining voting instructions from those owners. Inflection Point’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q.     Where can I find the voting results of the extraordinary general meeting?

A.     The preliminary voting results are expected to be announced at the extraordinary general meeting. Inflection Point will publish final voting results of the extraordinary general meeting in a Current Report on Form 8-K within four business days after the extraordinary general meeting.

Q.     Who can help answer my questions?

A.     If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card, you should contact:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

Telephone: (800) 662-5200

(Banks and brokers can call: (203) 658-9400)

Email: IPAX.info@investor.morrowsodali.com

You also may obtain additional information about Inflection Point from documents filed with the SEC by following the instructions in the section of this proxy statement/prospectus entitled “Where You Can Find More Information.” If you are a holder of Public Shares and you intend to seek redemption, you will need to deliver the certificates for your Public Shares (if any) along with the redemption forms (either physically or electronically) to Continental, at the address below prior to the extraordinary general meeting. Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on          (two business days prior to the scheduled date of the extraordinary general meeting) in order for their Public Shares to be redeemed. If you have questions regarding the certification of your position or delivery of your share certificates (if any) along with the redemption forms, please contact:

Continental Stock Transfer & Trust Company

1 State Street, 30 Floor

New York, New York 10004

Attention: Mark Zimkind

Email: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus, but does not contain all of the information that may be important to you. To better understand the Shareholder Proposals to be considered at the extraordinary general meeting, including the Business Combination Proposal, whether or not you plan to attend such meetings, we urge you to read this proxy statement/prospectus (including the Annexes and the other documents referred to herein) carefully, including the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 58. See also the section of this proxy statement/prospectus entitled “Where You Can Find More Information”.

Parties to the Business Combination

Inflection Point

Inflection Point Acquisition Corp. is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses.

Inflection Point’s securities are traded on Nasdaq under the ticker symbols “IPAX,” “IPAXU” and “IPAXW.”

Inflection Point’s principal executive offices are located at 34 East 51st Street, 5th Floor, New York, New York 10022 and its phone number is (212) 319-1309.

Intuitive Machines

Intuitive Machines, LLC is a Texas limited liability company formed on October 17, 2013. Intuitive Machines designs, manufactures and operates space products and services. Intuitive Machine’s near-term focus is to create and operate space systems and space infrastructure on and in the vicinity of the Moon that serves utilization of its resources for both space and Earth and can support a sustainable human presence.

Intuitive Machines’ principal executive offices are located at 3700 Bay Area Blvd, Houston, TX 77058 and its phone number is (281) 520-3703.

The Proposals to be Submitted at the Extraordinary General Meeting

The Business Combination Proposal

As discussed in this proxy statement/prospectus, Inflection Point is asking its shareholders to approve by ordinary resolution and adopt the Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A. The Business Combination Agreement provides for, among other things, following the Domestication of Inflection Point to Delaware and the Conversion and Recapitalization of Intuitive Machines as described below, New Intuitive Machines acquiring equity securities and becoming the managing member of Intuitive Machines OpCo and New Intuitive Machines issuing voting equity securities without economic rights to the Intuitive Machines Members, in accordance with the terms and subject to the conditions of the Business Combination Agreement, resulting in a combined company organized in an Up-C structure in which substantially all of the assets and the business of the combined company will be held by Intuitive Machines OpCo, as more fully described elsewhere in this proxy statement/prospectus. After consideration of the factors identified and discussed in the section of this proxy statement/prospectus entitled “The Business Combination Proposal — The Inflection Point Board’s Reasons for the Approval of the Business Combination”, the Inflection Point Board concluded that the Business Combination met the requirements disclosed in the prospectus for the IPO.

Organizational Structure

On September 16, 2022, Inflection Point entered into the Business Combination Agreement with Intuitive Machines, pursuant to which, among other things, subject to shareholder approval, following the Domestication, (a) New Intuitive Machines will acquire equity securities and become the managing member of Intuitive Machines OpCo and (b) New Intuitive Machines will issue voting equity securities without economic rights to the Intuitive Machines Members. Our organizational structure following the completion of the Business Combination, as described herein, is commonly referred to as an umbrella partnership-C corporation (or Up-C) structure. This organizational structure will allow the Intuitive Machines Members to retain their equity ownership in Intuitive Machines, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of Intuitive Machines OpCo Common Units. Those investors who, prior to the Business Combination, held Inflection Point Class A Ordinary Shares or Inflection Point Class B Ordinary Shares will, by contrast, hold their equity ownership in New Intuitive Machines, which is a domestic corporation for U.S. federal income tax purposes. Inflection Point believes that the Intuitive Machines Members will generally find it advantageous to continue to hold their equity interests in an entity that is not taxable as a corporation for U.S. federal income tax purposes. Inflection Point does not believe that the Up-C organizational structure will give rise to any significant business or strategic detriment to Inflection Point. New Intuitive Machines expects to benefit from the Up-C structure in the form of generally retaining 15% of the cash tax savings derived from certain tax benefits that are the subject of the Tax Receivable Agreement that New Intuitive Machines may realize in connection with and after the Business Combination. See the section entitled “Risk Factors — Risks Related to the Domestication and the Business Combination” of this proxy statement/prospectus.

In connection with the Business Combination, New Intuitive Machines, Intuitive Machines OpCo and the TRA Holders will enter into the Tax Receivable Agreement, pursuant to which, among other things, New Intuitive Machines will be required to pay to each TRA Holder 85% of the amount of cash tax savings, if any, that New Intuitive Machines actually realizes (or in some circumstances is deemed to realize) as a result of the Existing Basis, Basis Adjustments and Interest Deductions. For more information on the Tax Receivable Agreement, please see the section entitled “The Business Combination Proposal — Related Agreements — Tax Receivable Agreement” of this proxy statement/prospectus. Prior to and as a condition of the Closing, pursuant to the Domestication, Inflection Point will change its jurisdiction of incorporation by migrating to and domesticating as a Delaware corporation in accordance with Section 388 of the DGCL, as amended, and the Companies Act. For more information, see the section of this proxy statement/prospectus entitled “The Domestication Proposal.”

The following diagrams illustrate in simplified terms the current structure of Inflection Point and Intuitive Machines and the expected structure of New Intuitive Machines immediately following the Closing (ownership voting and economic percentages are presented assuming no redemptions and exclude (i) up to 10,000,000 Earn Out Units and (ii) shares of New Intuitive Machines Class A Common Stock issuable upon exercise of 16,487,500 Public Warrants and 6,845,000 Private Placement Warrants.

Simplified Pre-Combination Structure

Simplified Post-Combination Structure

Business Combination Agreement Consideration

As a result of the Up-C structure, the Business Combination Consideration to be received by Intuitive Machines Members will consist of securities of both Intuitive Machines OpCo having economic rights but not voting rights and New Intuitive Machines having voting rights but not economic rights. In particular, the Business Combination Consideration to be received by the Intuitive Machines Members will be an aggregate of (a) (i) 68,125,987 Intuitive Machines OpCo Common Units, (ii) 1,874,013 Intuitive Machines OpCo Options and (iii) up to 10,000,000 Earn Out Units and (b) (i) 278 shares of New Intuitive Machines Class B Common Stock (excluding 1,874,013 shares of New Intuitive Machines Class B Common Stock reserved for issuance upon exercise of Intuitive Machines OpCo Options) and (ii) 68,125,709 shares of New Intuitive Machines Class C Common Stock (excluding 10,000,000 shares of New Intuitive Machines Class C Common Stock reserved for issuance upon vesting of the Earn Out Units).

Immediately prior to the Closing, Intuitive Machines will effectuate the Recapitalization whereby all outstanding equity securities of Intuitive Machines will be converted into Intuitive Machines OpCo Common Units, Intuitive Machines OpCo Options and Earn Out Units. At Closing, New Intuitive Machines will issue (i) to each Intuitive Machines Founder a number of shares of New Intuitive Machines Class C Common Stock equal to the number of Intuitive Machines OpCo Common Units held by such Intuitive Machines Founder as of and on the Closing Date and (ii) to each other Intuitive Machines Member a number of shares of New Intuitive Machines Class B Common Stock equal to the number of Intuitive Machines OpCo Common Units held by such Intuitive Machines Member as of and on the Closing Date, in each case, pursuant to individual subscription agreements to be entered into between each Intuitive Machines Member, New Intuitive Machines, and Intuitive Machines OpCo.

As part of the Recapitalization, the 10,000,000 Earn Out Units received by the applicable Intuitive Machines Members will be deposited into escrow at the Closing and will be earned, released and delivered upon satisfaction of the following milestones: (i) 2,500,000 Earn Out Units will vest if, during the Earn Out Period, Triggering Event I occurs (Intuitive Machines is awarded the OMES III Contract by NASA), (ii) 5,000,000 Earn Out Units will vest if, within the Earn Out Period, Triggering Event I has occurred and Triggering Event II-A occurs (the volume weighted average closing sale price of New Intuitive Machines Class A Common Stock equals or exceeds $15.00 per share), (iii) 7,500,000 Earn Out Units will vest if, within the Earn Out Period, Triggering Event I has not occurred and Triggering Event II-B occurs (the volume weighted average closing sale price of New Intuitive Machines Class A Common Stock equals or exceeds $15.00 per share), and (iv) 2,500,000 Earn Out Units will vest if, within the Earn Out Period, Triggering Event III occurs (the volume weighted average closing sale price of New Intuitive Machines Class A Common Stock equals or exceeds $17.50 per share), provided, that Triggering Event II-A and Triggering Event II-B may not both be achieved. With respect to Triggering Event I, the Earn-Out Period is the time period beginning on September 16, 2022 and ending at 11:59 p.m. Eastern Time on December 31, 2023. With respect to Triggering Event II-A, Triggering Event II-B and Triggering Event III, the Earn-Out Period is the time period beginning on the date that is 150 days following the Closing Date and ending on the date that is the five (5) year anniversary of the Closing Date.

If a Change of Control (as defined in the Business Combination Agreement) occurs during the Earn Out Period that results in the holders of New Intuitive Machines Class A Common Stock receiving a per share price greater than or equal to $15.00 or $17.50, respectively, then immediately prior to the consummation of such Change of Control, to the extent not previously triggered, then Triggering Event II-A, Triggering Event II-B and/or Triggering Event III will be deemed to have occurred, as applicable, and the Earn Out Units shall vest.

Upon the vesting of any Earn Out Units, each applicable Intuitive Machines Member will be issued an equal number of shares of New Intuitive Machines Class C Common Stock, in exchange for the payment by such Intuitive Machines Member of adequate consideration (in each case, not to exceed a per-share price equal to the par value per share of such New Intuitive Machines Class C Common Stock).

Each Intuitive Machines OpCo Common Unit, when paired with one share of New Intuitive Machines Class B Common Stock or one share of New Intuitive Machines Class C Common Stock, will be exchangeable, in tandem with the cancellation of the paired share of New Intuitive Machines Class B Common Stock or share of New Intuitive Machines Class C Common Stock, for one share of New Intuitive Machines Class A Common Stock. After the expiration of the Lock-Up Period, holders of Intuitive Machines OpCo Common Units will be permitted to exchange such Intuitive Machines OpCo Common Units (along with the cancellation of the paired share of New Intuitive Machines Class B Common Stock or share of New Intuitive Machines Class C Common Stock) for shares of New Intuitive Machines Class A Common Stock on a one-for-one basis pursuant to the Second A&R Operating Agreement (subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications) or at the election of New Intuitive Machines (determined by a majority of the directors of New Intuitive Machines who are disinterested with respect to such determination), cash from a substantially concurrent public offering or private sale in an amount equal to the net amount, on a per share basis, of cash received as a result of such public offering or private sale.

As part of the Recapitalization, each outstanding option of Intuitive Machines, whether vested or unvested, will become an Intuitive Machines OpCo Option with substantially the same terms and conditions as applicable to such option immediately prior to the Recapitalization (including expiration date, vesting conditions and exercise provisions), except that each such Intuitive Machines OpCo Option shall be exercisable for Intuitive Machines OpCo Common Units. Upon the exercise of any Intuitive Machines OpCo Option, (i) Intuitive Machines OpCo will issue to the exercising holder such number of Intuitive Machines OpCo Common Units to be received by such exercising holder as a result of such exercise and (ii) New Intuitive Machines will issue to the exercising holder an equal number of shares of New Intuitive Machines Class B Common Stock, in exchange for the payment to New Intuitive Machines of adequate consideration (in each case, not to exceed a per-share price equal to the par value per share of such New Intuitive Machines Class B Common Stock). In connection with the Sponsor Support Agreement, if immediately prior to the Closing, (i) the conditions set forth in Section 7.02(f) (No Redemption) and Section 7.02(g) (Kingstown Investment) of the Business Combination Agreement are not satisfied and (ii) the deferred underwriting commission paid to the underwriters of Inflection Point’s IPO at the Closing is greater than $5,770,625, then the Sponsor will deposit 500,000 shares of New Intuitive Machines Class A Common Stock into escrow (the “Sponsor Earn Out Shares”) in accordance with the terms of the Sponsor Support Agreement. As Citi has waived its entitlement to the deferred underwriting discount in connection with the Business Combination, the Sponsor will not be required to deposit the Sponsor Earn Out Shares into escrow.

Closing Conditions

The Business Combination is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, approval of the Business Combination and related agreements and transactions by the respective shareholders of Inflection Point and Intuitive Machines, the completion of the Domestication, and the performance of Inflection Point and Intuitive Machines in all material respects all of their respective obligations and covenants under the Business Combination Agreement.

For further details, see “The Business Combination Proposal — Business Combination Agreement — Closing Conditions”.

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement. For additional information, see “Business Combination Proposal — Related Agreements.”

A&R Registration Rights Agreement

At the Closing, Inflection Point, the Sponsor, certain Intuitive Machines Members and the Series A Investors will enter into an amended and restated registration rights agreement (the “A&R Registration Rights Agreement”), pursuant to which, among other things, the Sponsor, such Intuitive Machines Members and the Series A Investors will be granted certain customary registration rights, on the terms and subject to the conditions therein, with respect to securities of New Intuitive Machines that they will hold following the Business Combination.

Member Voting and Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, each of the Intuitive Machines Founders entered into the Member Voting and Support Agreement pursuant to which each of the Intuitive Machines Founders agreed to, among other things, vote and approve the Business Combination Agreement and all other documents and transaction contemplated thereby, in each case, subject to the terms and conditions of the Member Voting and Support Agreement.

Sponsor Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, the Sponsor, Inflection Point and Intuitive Machines entered into the Sponsor Support Agreement pursuant to which the Sponsor agreed to, among other things, vote and approve the Business Combination Agreement and all other documents and transaction contemplated thereby, and to waive, subject to the consummation of the Business Combination, any and all anti-dilution rights with respect to the rate that the Inflection Point Class B Ordinary Shares convert into Inflection Point Class A Ordinary Shares in connection with the transactions contemplated by the Business Combination Agreement, in each case, subject to the terms and conditions of the Sponsor Support Agreement. In connection with the Sponsor Support Agreement, Inflection Point provided the Sponsor with indemnification against certain claims brought against the Sponsor for a period of six years following the Closing.

Tax Receivable Agreement

At the Closing, New Intuitive Machines will enter into a Tax Receivable Agreement with Intuitive Machines OpCo and the TRA Holders that will provide for the payment by New Intuitive Machines to the TRA Holders of 85% of the amount of cash tax savings, if any, that New Intuitive Machines actually realizes (or in some circumstances is deemed to realize) as a result of the Existing Basis, Basis Adjustments and Interest Deductions. Assuming no material changes in the relevant tax law and that New Intuitive Machines earns sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings associated with the (i) Existing Basis, (ii) Basis Adjustments, and (iii) Interest Deductions would aggregate to approximately $170.4 million over 20 years from the date of the Business Combination based on a $10.00 per share trading price of New Intuitive Machines Class A Common Stock and assuming all future redemptions or exchanges would occur one year after the Business Combination at the same assumed price per share. Under such scenario, assuming future payments are made on the due date (with extension) of each relevant U.S. federal income tax return, New Intuitive Machines would be required to pay approximately 87% of such amount, or approximately $148.2 million, over the 20-year period from the date of the Business Combination, and New Intuitive Machines would benefit from the remaining 13% of the tax benefits. New Intuitive Machines will depend on cash distributions from Intuitive Machines OpCo to make payments under the Tax Receivable Agreement. Any payments made by New Intuitive Machines to the TRA Holders under the Tax Receivable Agreement will generally reduce the amount of cash that might have otherwise been available to New Intuitive Machines. See “The Business Combination Proposal — Related Agreements — Tax Receivable Agreement.”

Sponsor Lock-Up Agreement

At the Closing, the Sponsor and New Intuitive Machines will enter into a Lock-Up Agreement (the “Sponsor Lock-Up Agreement”), pursuant to which the Sponsor and its permitted assigns will agree not to, without the prior written consent of the New Intuitive Machines Board, prior to the date that is six months after the Closing Date, (i) sell, pledge, grant any option to purchase or otherwise dispose of (a) any shares of New Intuitive Machines Class A Common Stock the Sponsor received upon conversion of the Inflection Point Class A Ordinary Shares it received upon conversion of its Inflection Point Class B Ordinary Shares immediately prior to the Domestication (the “Sponsor Lock-Up Shares”), (ii) enter into any swap or other transfer arrangement in respect of the Sponsor Lock-Up Shares or (iii) take any other similar actions (the actions specified in the foregoing clauses (i) through (iii), collectively, “Transfer”). The Sponsor also will agree to not Transfer any New Intuitive Machines Warrants received upon conversion of its Private Placement Warrants in connection with the Domestication (or the shares of New Intuitive Machines Class A Common Stock issuable upon exercise of such warrants), prior to the date that is 30 days after the Closing Date. The Sponsor Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain stock options and warrants.

Intuitive Machines Lock-Up Agreement

At the Closing, New Intuitive Machines, certain Intuitive Machines Members (the “Lock-Up Holders”) will enter into a Lock-Up Agreement (the “Intuitive Machines Lock-Up Agreement”), pursuant to which the Lock-Up Holders will agree not to, without the prior written consent of the New Intuitive Machines Board, prior to the date that is six months after the Closing (i) sell, pledge, grant any option to purchase or otherwise dispose of (a) any shares of New Intuitive Machines Class A Common Stock, (b) any shares of New Intuitive Machines Class A Common Stock issuable upon exercise of such options to purchase shares of New Intuitive Machines Class A Common Stock held immediately after the consummation of the Business Combination, or (c) any securities convertible into, or exercisable, redeemable or exchangeable for, New Intuitive Machines Class A Common Stock held by such holder immediately after the consummation of the Business Combination (the shares of New Intuitive Machines Class A Common Stock and securities specified in clauses (a) through (c), collectively, the “Lock-up Shares”), (ii) enter into any swap or other transfer arrangement in respect of any Lock-Up Shares or (iii) take any action in furtherance of any of the matters described in the foregoing clause (i) or (ii). The Intuitive Machines Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain stock options and warrants.

Non-Redemption Agreement

Kingstown 1740 has entered into two separate, but overlapping agreements waiving certain redemption rights with respect to shares of Inflection Point Class A Ordinary Shares underlying Inflection Point Units purchased by Kingstown 1740 in the IPO.

In connection with the IPO, Kingstown 1740 entered into a limited redemption waiver agreement with Inflection Point dated September 21, 2021 (the “IPO Redemption Waiver”). The IPO Redemption Waiver provides that, only for so long as necessary in order for Inflection Point to have shareholders’ equity of at least $5,000,001, Kingstown 1740 has waived its rights to redeem 1,386,989 Inflection Point Class A Ordinary Shares (the “IPO Redemption Waiver Covered Shares”) underlying 1,386,989 of the 2,900,000 Inflection Point Units purchased by it in the IPO in connection with (a) the consummation of an initial business combination, and (b) in connection with a shareholder vote to amend Inflection Point’s Cayman Constitutional Documents (A) to modify the substance or timing of Inflection Point’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of its Public Shares that are not IPO Redemption Waiver Covered Shares if it does not complete its initial business combination by September 24, 2023 (or such later date if Inflection Point submits and its shareholders approve an extension of such date) or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity or in the context of a tender offer made by Inflection Point to purchase Inflection Point Class A Ordinary Shares (each of (a) and (b) an “IPO Redemption Waiver Covered Event”). However, if, at the time of an IPO Redemption Waiver Covered Event, it is not necessary for Kingstown 1740 to waive redemption rights with respect to any or all of the IPO Redemption Waiver Covered Shares in order for Inflection Point to have shareholders’ equity of $5,000,001, the IPO Redemption Waiver automatically and without further action by Inflection Point or Kingstown 1740, will terminate and will be of no further force and effect with respect to such IPO Redemption Waiver Covered Shares in connection with such IPO Redemption Waiver Covered Event. No consideration was provided to Kingstown 1740 in exchange for the IPO Redemption Waiver.

Concurrently with the execution of the Business Combination Agreement, Inflection Point and Intuitive Machines entered into a non-redemption agreement (the “Non-Redemption Agreement”) with Kingstown 1740, an affiliate of the Sponsor, pursuant to which Kingstown agreed not to redeem any of the 2,900,000 Inflection Point Class A Ordinary Shares underlying the 2,900,000 Inflection Point Units purchased by it in the IPO (the “Business Combination Non-Redemption Covered Shares”). The Business Combination Non-Redemption Covered Shares include the 1,386,989 IPO Redemption Waiver Covered Shares, as well as the other 1,513,011 Inflection Point Class A Ordinary Shares underlying the 2,900,000 Inflection Point Units purchased by Kingstown 1740 in the IPO. In contrast to the IPO Redemption Waiver, which only applies to the IPO Redemption Waiver Covered Events, and only if and to the extent necessary in order for Inflection Point to have shareholders’ equity of $5,000,001, the Non-Redemption Agreement is a general waiver of Kingstown 1740’s redemption rights with respect to the Business Combination Non-Redemption Shares. The Non-Redemption Agreement prohibits Kingstown 1740 from exercising redemption rights with respect to the Business Combination Non-Redemption Covered Shares in connection with the Business Combination or otherwise unless and until the Non-Redemption Agreement terminates. The Non-Redemption Agreement will terminate and be of no further force and effect upon the earliest to occur of (a) the termination of the Business Combination Agreement in accordance with its terms, (b) the Closing and (c) the mutual consent of Inflection Point, Intuitive Machines and Kingstown 1740. No consideration was provided to Kingstown 1740 in exchange for entering the Non-Redemption Agreement.

Stock Escrow & Earn Out Agreement

In connection with the Sponsor Support Agreement, if immediately prior to the Closing, (i) the conditions set forth in Section 7.02(f) (No Redemption) and Section 7.02(g) (Kingstown Investment) of the Business Combination Agreement are not satisfied and (ii) the deferred underwriting commission paid to the underwriters of Inflection Point’s IPO at the Closing is greater than $5,770,625, then the Sponsor will deposit the 500,000 Sponsor Earnout Shares into escrow in accordance with the terms of the Sponsor Support Agreement. As Citi has waived its entitlement to the deferred underwriting discount in connection with the Business Combination, the Sponsor will not be required to deposit the Sponsor Earn Out Shares into escrow.

Series A Purchase Agreement and Preferred Investor Warrants

On September 16, 2022, concurrently with the execution of the Business Combination Agreement, Inflection Point entered into a purchase agreement (the “Series A Purchase Agreement”) with Kingstown 1740 (an existing security holder of Inflection Point and an affiliate of the Sponsor) and Ghaffarian Enterprises, LLC (an affiliate of Kamal Ghaffarian, an Intuitive Machines Founder) (collectively, the “Series A Investors”), pursuant to which, and on the terms and subject to the conditions of which, New Intuitive Machines agreed to issue and sell to the Series A Investors (i) an aggregate of 26,000 shares of 10% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), which will be convertible into shares of New Intuitive Machines Class A Common Stock in accordance with the terms of the Certificate of Designation of Preferences, Rights and Limitations of 10% Series A Cumulative Convertible Preferred Stock (the “Certificate of Designation”) to be adopted by the Inflection Point Board following the Domestication but prior to the Closing and (ii) warrants to purchase 541,667 shares of New Intuitive Machines Class A Common Stock at an initial exercise price of $15.00 per share, subject to adjustment (the “Preferred Investor Warrants”) in accordance with the terms of the Preferred Investor Warrants. The Series A Investment will be consummated following the Domestication but immediately prior to the Closing.

Cantor Share Purchase Agreement

Concurrently with the execution of the Business Combination Agreement, Inflection Point entered into a Common Stock Purchase Agreement (the “Cantor Purchase Agreement”) with CF Principal Investments LLC, a Delaware limited liability company (”CFPI”) relating to an equity facility (the “Equity Facility”). Pursuant to the terms of the Cantor Purchase Agreement, New Intuitive Machines will have the right, but not the obligation, from time to time at its sole discretion, until the first day of the month following the 18-month period from and after the initial satisfaction of the conditions to CFPI’s obligation to purchase shares of New Intuitive Machines Class A Common Stock set forth in the Cantor Purchase Agreement (the “Commencement”), to direct CFPI to purchase up to the lesser of (i) $50 million of newly issued New Intuitive Machines Class A Common Stock and (ii) the Exchange Cap (as defined below), by delivering written notice to CFPI prior to the commencement of trading on any trading day, subject to certain customary conditions and limitations set forth in the Cantor Purchase Agreement.

The purchase price of the shares of New Intuitive Machines Class A Common Stock that New Intuitive Machines elects to sell to CFPI pursuant to the Cantor Purchase Agreement will be 97.5% of the volume weighted average price of the shares of New Intuitive Machines Class A Common Stock during the applicable purchase date on which New Intuitive Machines has timely delivered written notice to CFPI directing it to purchase shares of New Intuitive Machines Class A Common Stock under the Cantor Purchase Agreement.

Sales of New Intuitive Machines Class A Common Stock to CFPI under the Cantor Purchase Agreement, and the timing of any sales, will be determined by New Intuitive Machines from time to time in its sole discretion and will depend on a variety of factors, including, among other things, market conditions, the trading price of shares of New Intuitive Machines Class A Common Stock and determinations by New Intuitive Machines regarding the use of proceeds of such sales. The net proceeds from any sales under the Cantor Purchase Agreement will depend on the frequency with, and prices at, which the shares of New Intuitive Machines Class A Common Stock are sold to CFPI. New Intuitive Machines expects to use the proceeds from any sales under the Cantor Purchase Agreement for working capital and general corporate purposes. Under the applicable rules of Nasdaq, in no event may New Intuitive Machines issue to CFPI under the Cantor Purchase Agreement more than 19.99% of the voting power or number of shares of New Intuitive Machines Class A Common Stock outstanding, calculated in accordance with applicable Nasdaq rules (the “Exchange Cap”), unless (i) New Intuitive Machines obtains stockholder approval to issue shares of New Intuitive Machines Class A Common Stock in excess of the Exchange Cap in accordance with applicable Nasdaq rules, or (ii) the average purchase price per share for all of the shares of New Intuitive Machines Class A Common Stock sold to CFPI under the Cantor Purchase Agreement equals or exceeds the lower of (a) the Nasdaq official closing price for the ordinary shares of the Company on the date of the Cantor Purchase Agreement and (b) the arithmetic average of the five Nasdaq official closing prices for the Common Stock during the five-trading day period ending on (and including) the date of the Cantor Purchase Agreement, as adjusted pursuant to applicable Nasdaq rules.

To induce CFPI to enter into the Cantor Purchase Agreement, Inflection Point agreed that, after the Closing Date, New Intuitive Machines will deliver to CFPI a number of shares of New Intuitive Machines Class A Common Stock equal to the quotient obtained by dividing (i) $1,000,000 and (ii) the closing price of the New Intuitive Machines Class A Common Stock on an agreed date (the “Commitment Shares”). Subject to limited exceptions described below, the entire amount of the Commitment Shares shall be fully earned by CFPI and shall be non-refundable as of the Closing, regardless of whether any purchases are made or settled under the Cantor Purchase Agreement or any subsequent termination of the Cantor Purchase Agreement. To the extent, after the resale of all Commitment Shares by CFPI the net proceeds of the resale of such Commitment Shares by CFPI is less than $1,000,000, New Intuitive Machines will pay CFPI the difference between $1,000,000 and the net proceeds of the resale of the Commitment Shares received by CFPI in cash. The Cantor Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations by each party. The representations, warranties and covenants contained in the Cantor Purchase Agreement were made only for purposes of the Cantor Purchase Agreement and as of specific dates, were solely for the benefit of the parties to such agreements and are subject to certain important limitations.

Cantor Registration Rights Agreement

In connection with Inflection Point’s entry into the Cantor Purchase Agreement, Inflection Point entered into a registration rights agreement with CFPI (the “Cantor Registration Rights Agreement”), pursuant to which Inflection Point agreed to register for resale, pursuant to Rule 415 under the Securities Act, the shares of New Intuitive Machines Class A Common Stock that are sold to CFPI under the Equity Facility and the Commitment Shares.

Second A&R Operating Agreement

In connection with the Business Combination, Intuitive Machines will amend and restate its limited liability company agreement by adopting the Second A&R Operating Agreement in substantially the form attached as Annex G hereto. The Second A&R Operating Agreement will (i) permit the issuance and ownership of the post-Recapitalization equity of Intuitive Machines as contemplated by the Business Combination Agreement and (ii) admit New Intuitive Machines as the managing member of Intuitive Machines. The Intuitive Machines Founders will control New Intuitive Machines immediately after the Closing by virtue of their ownership of New Intuitive Machines Class C Common Stock.

The Domestication Proposal

As a condition to closing the Business Combination pursuant to the terms of the Business Combination Agreement, the Inflection Point Board has unanimously approved the Domestication Proposal. The Domestication Proposal, if approved by the holders of Inflection Point Class B Ordinary Shares, will authorize a change of Inflection Point’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while Inflection Point is currently governed by the Companies Act, upon the Domestication, New Intuitive Machines will be governed by the DGCL. There are differences between Cayman Islands corporate law and Delaware corporate law as well as between the Cayman Constitutional Documents and the Proposed Organizational Documents. Accordingly, Inflection Point encourages shareholders to carefully review the information in the section of this proxy statement/prospectus entitled “The Domestication Proposal — Comparison of Shareholder Rights under Applicable Corporate Law Before and After Domestication.”

Immediately prior to the Domestication, pursuant to the Cayman Constitutional Documents, each Inflection Point Class B Ordinary Share then issued and outstanding will automatically convert into one Inflection Point Class A Ordinary Share. Immediately following such conversion, in connection with the Domestication, (a) each Inflection Point Class A Ordinary Share issued and outstanding immediately prior to the Domestication will automatically convert into one share of New Intuitive Machines Class A Common Stock, (b) each Inflection Point Warrant will be automatically converted into a New Intuitive Machines Warrant on the same terms as the Inflection Point Warrants, and (c) each Inflection Point Unit issued and outstanding as of immediately prior to the Domestication will automatically be canceled and each holder thereof will receive one share of New Intuitive Machines Class A Common Stock and one-half of one New Intuitive Machines Warrant, per Inflection Point Unit. No fractional New Intuitive Machines Warrants will be issued in the process described in clause (c).

For additional information, see the section entitled “The Domestication Proposal” of this proxy statement/prospectus.

The Stock Issuance Proposal

Inflection Point’s shareholders are also being asked to approve by ordinary resolution the Stock Issuance Proposal for purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635 (a) and (b).

Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities.

Under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to an issuance that will result in a change of control of the issuer.

The aggregate number of shares of New Intuitive Machines Common Stock that New Intuitive Machines will issue in connection with the Business Combination and that will be issuable in connection with the conversion of the Series A Preferred Stock and the exercise of the Preferred Investor Warrants to be issued in the Series A Investment will exceed 20% of both the voting power and the New Intuitive Machines Common Stock outstanding before such issuance. Further, the issuance of the Series A Preferred Stock, the Preferred Investor Warrants and the New Intuitive Machines Common Stock in connection with the Business Combination may result in a change of control of the registrant under Nasdaq Listing Rule 5635(b). Accordingly, Inflection Point is seeking the approval of Inflection Point’s shareholders for the issuance of (i) (A) 26,000 shares of Series A Preferred Stock (convertible into shares of New Intuitive Machines Class A Common Stock at an initial conversion ratio determined by dividing the Stated Value (as defined in the Certificate of Designation) of such shares of Series A Preferred Stock by the conversion price of $12.00 per share, subject to adjustment, at the holder’s option), (B) Preferred Investor Warrants to purchase 541,667 shares of New Intuitive Machines Class A Common Stock at an initial exercise price of $15.00 per share, subject to adjustment, to the Series A Investors in connection with the Series A Investment and (C) the shares of New Intuitive Machines Class A Common Stock issuable upon the conversion of the Series A Preferred Stock and the exercise of the Preferred Investor Warrants, (ii) up to an estimated 1,874,291 shares of New Intuitive Machines Class B Common Stock to the Intuitive Machines Members other than the Intuitive Machines Founders, (iii) up to an estimated 78,125,709 shares of

New Intuitive Machines Class C Common Stock to the Intuitive Machines Founders and (iv) any other issuances of common stock and securities convertible into or exercisable for common stock pursuant to subscription, purchase or similar agreements we may enter into prior to Closing.

For additional information, see the section of this proxy statement/prospectus entitled “The Stock Issuance Proposal.”

The Organizational Documents Proposal

Inflection Point will ask its shareholders to approve, by special resolution, the Organizational Documents Proposal in connection with the replacement of the Cayman Constitutional Documents, under the Companies Act, with the Proposed Organizational Documents, under the DGCL. The Inflection Point Board has unanimously approved the Organizational Documents Proposal and believes such proposal is necessary to adequately address the needs of New Intuitive Machines following the Closing. Approval of the Organizational Documents Proposal is a condition to the consummation of the Business Combination.

For additional information, see the section of this proxy statement/prospectus entitled “The Organizational Documents Proposal.”

The Advisory Organizational Documents Proposals

Inflection Point will ask its shareholders to approve by special resolution on a non-binding advisory basis seven separate Advisory Organizational Documents Proposals in connection with the replacement of the Cayman Constitutional Documents, under the Companies Act, with the Proposed Organizational Documents, under the DGCL. The Inflection Point Board has unanimously approved the Advisory Organizational Documents Proposals and believes such proposals are necessary to adequately address the needs of Intuitive Machines after the Business Combination. Approval of the Advisory Organizational Documents Proposals is not a condition to the consummation of the Business Combination.

A brief summary of each of the Advisory Organizational Documents Proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Organizational Documents.

Advisory Organizational Documents Proposal 5A — Under the Proposed Organizational Documents, New Intuitive Machines would be authorized to issue            shares of New Intuitive Machines Class A Common Stock, (B)            shares of New Intuitive Machines Class B Common Stock, (C)            shares of New Intuitive Machines Class C Common Stock and (D)            shares of New Intuitive Machines Preferred Stock, each with a par value of $0.0001 per share.

Advisory Organizational Documents Proposal 5B — The Proposed Organizational Documents would authorize a multi-class common stock structure pursuant to which the holders of New Intuitive Machines Class A Common Stock and New Intuitive Machines Class B Common Stock will be entitled to one vote per share and holders of New Intuitive Machines Class C Common Stock will be entitled to three votes per share.

Advisory Organizational Documents Proposal 5C — The Proposed Organizational Documents would adopt a provision providing that each outstanding share of New Intuitive Machines Class Common C Stock shall automatically convert into one share of New Intuitive Machines Class B Common Stock upon the earliest to occur of (i) the date that is seven years from the effectiveness of the Proposed Certificate of Incorporation and (ii) the first date when the Permitted Class C Owners (as defined in the Proposed Certificate of Incorporation) collectively cease to own at least 33.0% of the number of shares of New Intuitive Machines Class C Common Stock collectively held by them as of immediately following the Closing.

Advisory Organizational Documents Proposal 5D — The Proposed Organizational Documents would adopt (a) Delaware as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Advisory Organizational Documents Proposal 5E — The Proposed Certificate of Incorporation would require the affirmative vote of the holders of at least two-thirds of the total voting power of all then-outstanding shares of New Intuitive Machines to amend, alter, repeal or rescind any provision of the Proposed Certificate of Incorporation, other than Articles I (Name), II (Registered Address), and III (Nature of Business), which would require the affirmative vote of a majority of the total voting power of all then-outstanding shares of New Intuitive Machines.

Advisory Organizational Documents Proposal 5F — The Proposed Organizational Documents would permit the removal of a director only for cause and only by the affirmative vote of the holders of a majority of at least two-thirds of the total voting power of all then-outstanding shares of New Intuitive Machines.

Advisory Organizational Documents Proposal 5G — The Proposed Organizational Documents would provide that for so long as New Intuitive Machines qualifies as a controlled company under applicable Nasdaq rules, any action required or permitted to be taken by the holders of all then-outstanding shares of New Intuitive Machines may be taken without a meeting if signed by the holders having not less than the minimum number of votes necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and voted in compliance with the DGCL. From and after the date that New Intuitive Machines ceases to qualify as a controlled company, the Proposed Organizational Documents require stockholders to take action at an annual or special meeting and prohibit stockholder action by written consent in lieu of a meeting.

The Incentive Plan Proposal

Inflection Point is proposing that its shareholders approve by ordinary resolution the New Intuitive Machines Incentive Plan, which will become effective upon the Closing and will be used by New Intuitive Machines on a going-forward basis following the Closing.

For additional information, see the section of this proxy statement/prospectus entitled “The Incentive Plan Proposal.”

The Director Election Proposal

Inflection Point is proposing that its shareholders approve, effective upon the Closing of the Business Combination, the election of            directors to serve staggered terms on the New Intuitive Machines Board until the 2023, 2024 and 2025 annual meetings of stockholders, respectively, and until their respective successors are duly elected and qualified.

For additional information, see the section of this proxy statement/prospectus entitled “The Director Election Proposal.”

The Adjournment Proposal

If, based on the tabulated vote, there are not sufficient votes at the time of the extraordinary general meeting to authorize Inflection Point to consummate the Business Combination (because any of the Condition Precedent Proposals have not been approved (including as a result of the failure of any other cross-conditioned Condition Precedent Proposals to be approved)), the Inflection Point Board may submit a proposal to the shareholders to approve by way of an ordinary resolution the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies.

For additional information, see the section of this proxy statement/prospectus entitled “The Adjournment Proposal.”

Date, Time and Place of the Extraordinary General Meeting

The extraordinary general meeting will be held on              at             , New York City time, at the offices of White & Case LLP at 1221 Avenue of the Americas, New York, NY 10020, and virtually via live webcast at             . Shareholders may attend and vote in person or by visiting              and entering the control number found on their proxy card, voting instruction form or notice they previously received. The purpose of the extraordinary general meeting is to consider and vote on the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Incentive Plan Proposal, the Director Election Proposal and the Adjournment Proposal.

Registering for the Extraordinary General Meeting

Any shareholder wishing to attend the extraordinary general meeting virtually should register for the extraordinary general meeting by              at             . To register for the extraordinary general meeting, please follow these instructions as applicable to the nature of your ownership of Inflection Point Shares:

•        If your shares are registered in your name with Continental and you wish to attend the extraordinary general meeting virtually, go to             , enter the 12-digit control number included on your proxy card or notice of the extraordinary general meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Just prior to the start of the extraordinary general meeting you will need to log back into the extraordinary general meeting site using your control number. Pre-registration is recommended, but is not required in order to attend.

•        Beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other nominee) who wish to attend the extraordinary general meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial shareholders who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the online extraordinary general meeting. After contacting Continental, a beneficial holder will receive an e-mail prior to the extraordinary general meeting with a link and instructions for entering the extraordinary general meeting online. Beneficial shareholders should contact Continental at least five business days prior to the extraordinary general meeting date in order to ensure access.

Voting Power; Record Date

Inflection Point’s shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned Inflection Point Ordinary Shares at the close of business on             ,             , which is the Record Date for the extraordinary general meeting. Shareholders will have one vote for each Inflection Point Ordinary Share owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. Inflection Point Warrants do not have voting rights. At the close of business on the Record Date, there were 41,218,750 Inflection Point Ordinary Shares outstanding, of which 32,975,000 were Public Shares, with the rest being Founder Shares held by Inflection Point’s Sponsor.

Quorum and Vote of Inflection Point Shareholders

A quorum of Inflection Point shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if the holders of a majority of the issued and outstanding shares entitled to vote at the extraordinary general meeting are represented in person or by proxy (which would include presence at the extraordinary general meeting). Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal.

As of the Record Date for the extraordinary general meeting, 20,609,376 Inflection Point Ordinary Shares would be required to achieve a quorum.

The Sponsor has agreed to vote all the Founder Shares and any Public Shares it may hold in favor of all the proposals being presented at the extraordinary general meeting. In addition, although it is not required to do so, Kingstown 1740, an affiliate of the Sponsor, has advised us that it intends to vote all Public Shares it holds in favor of all the proposals being presented at the extraordinary general meeting. As of the Record Date, the Sponsor owns approximately 20% of the issued and outstanding Inflection Point Ordinary Shares and the Sponsor and Kingstown 1740 collectively own approximately 27% of the issued and outstanding Inflection Point Ordinary Shares. As a result, Inflection Point would need only 9,465,626, or approximately 28.7%, of the Public Shares not held by affiliates, to be voted in favor of the Business Combination in order to approve the Business Combination Proposal (assuming all outstanding shares are voted). If only the minimum number of shares representing a quorum are voted, no additional shares would need to be voted in favor of the Business Combination in order to approve the Business Combination Proposal.

The proposals presented at the extraordinary general meeting require the following votes:

•        Business Combination Proposal — The approval of the Business Combination Proposal requires an ordinary resolution under the Companies Act, being the affirmative vote of the holders of a majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

•        Domestication Proposal — The approval of the Domestication Proposal requires a special resolution, being the affirmative vote of holders of a majority of at least two-thirds of the Inflection Point Class B Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The holders of Inflection Point Class A Ordinary Shares will have no right to vote on the Domestication Proposal.

•        Stock Issuance Proposal — The approval of the Stock Issuance Proposal requires an ordinary resolution under the Companies Act, being the affirmative vote of the holders of a majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

•        Organizational Documents Proposal — The approval of the Organizational Documents Proposal requires a special resolution under the Companies Act, being the affirmative vote of holders of a majority of at least two-thirds of the Inflection Point Ordinary Shares, who being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

•        Advisory Organizational Documents Proposals — The separate approval of each of the Advisory Organizational Documents Proposals, each of which is a non-binding vote, requires a special resolution under the Companies Act, being the affirmative vote of holders of a majority of at least two-thirds of the Inflection Point Ordinary Shares, who being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

•        Incentive Plan Proposal — The approval of the Incentive Plan Proposal requires an ordinary resolution under the Companies Act, being the affirmative vote of the holders of a majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

•        Director Election Proposal — The approval of the Director Election Proposal requires an ordinary resolution under the Companies Act, being the affirmative vote of the holders of a majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

•        Adjournment Proposal — The approval of the Adjournment Proposal requires an ordinary resolution under the Companies Act, being the affirmative vote of the holders of a majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

Redemption Rights

Pursuant to the Cayman Constitutional Documents, a Public Shareholder may request to redeem all or a portion of its Public Shares for cash if the Business Combination is consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(a)     (i) hold Public Shares or (ii) hold Public Shares through Inflection Point Units and elect to separate your Inflection Point Units into the underlying Public Shares and Public Warrants prior to exercising your redemption rights with respect to the Public Shares;

(b)    submit a written request to Continental, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that Inflection Point redeem all or a portion of your Public Shares for cash; and

(c)     deliver your share certificates for Public Shares (if any) along with the redemption forms to Continental, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on              (two business days before the scheduled date of the extraordinary general meeting) in order for their Public Shares to be redeemed.

Each Inflection Point Unit issued and outstanding as of immediately prior to the Domestication will automatically be canceled and each holder thereof will receive one share of New Intuitive Machines Class A Common Stock and one-half of one New Intuitive Machines Warrant, per Inflection Point Unit. Public Shareholders may elect to redeem all or a portion of the Public Shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is not consummated, the Public Shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely delivers the certificates for its shares (if any) along with the redemption forms to Continental, Inflection Point will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the Trust Account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of September 30, 2022, this would have amounted to approximately $10.06 per issued and outstanding Public Share. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares. See the section of the proxy statement/prospectus entitled “Extraordinary General Meeting of Inflection Point — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 20% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the Public Shares, then any such shares in excess of that 20% limit would not be redeemed for cash.

The Sponsor has agreed to, among other things, vote in favor of all proposals being presented at the extraordinary general meeting, regardless of how the Public Shareholders vote. As of the Record Date, the Sponsor owns 20% of the issued and outstanding Inflection Point Ordinary Shares. In addition, although it is not required to do so, Kingstown 1740, an affiliate of the Sponsor, has advised us that it intends to vote all Public Shares it holds in favor of all the proposals being presented at the extraordinary general meeting. As of the Record Date, the Sponsor and Kingstown 1740 own approximately 27% of the issued and outstanding Inflection Point Ordinary Shares.

Holders of the Public Warrants will not have redemption rights with respect to the Public Warrants.

Appraisal Rights

Neither Inflection Point’s shareholders nor the holders of Public Warrants have appraisal rights in connection with the Business Combination or the Domestication under Cayman Islands law or under the DGCL.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. Inflection Point has engaged Morrow Sodali to assist in the solicitation of proxies.

If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the extraordinary general meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section of this proxy statement/prospectus entitled “Extraordinary General Meeting of Inflection Point — Revoking Your Proxy.”

Certain Interests of Inflection Point’s Directors and Officers and Others in the Business Combination

When you consider the recommendation of the Inflection Point Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor, Inflection Point’s directors and executive officers and others have interests in such proposal that are different from, or in addition to, those of Inflection Point’s shareholders and holders of Public Warrants generally. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination.”

Regulatory Matters

Neither Inflection Point nor Intuitive Machines are aware of any material regulatory approvals or actions that are required for completion of the Business Combination, other than the regulatory notices and approvals discussed in “The Business Combination Proposal — Business Combination Agreement — Closing Conditions — Conditions to the Obligations of Each Party.” It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Recommendation to Shareholders of Inflection Point

The Inflection Point Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of Inflection Point’s shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Domestication Proposal, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Documents Proposals, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the Director Election Proposal and “FOR” the approval of the Adjournment Proposal, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and Inflection Point’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination.”

Sources and Uses of Funds for the Business Combination

The following tables summarize the sources and uses for funding the Business Combination. The first table assumes that none of the Public Shareholders exercise their redemption rights. The second table assumes that Public Shareholders exercise their redemption rights with respect to 30,075,000 Inflection Point Class A Ordinary Shares, representing the maximum amount of Public Shares that can be redeemed after giving effect to the Non-Redemption Agreement with Kingstown 1740 pursuant to which Kingstown 1740 has agreed not to redeem the 2,900,000 Business Combination Non-Redemption Covered Shares. Where actual amounts are not known or knowable, the figures below represent Intuitive Machines’ good faith estimates based on the assumptions set forth in the notes to the tables. If the actual facts are different from these assumptions, the below figures will be different.

Estimated Sources and Uses (No Redemptions)

Sources		Uses
	($ in millions)		($ in millions)
Intuitive Machines rollover(1)	$700	Company rollover	$700
Inflection Point’s Trust Account(2)	303	Cash to balance sheet	360
Inflection Point Commitment(3)	29	Transaction expenses(5)	25
Series A Investment	26
Intuitive Machines cash on hand(4)	27
Total sources	$1,085	Total uses	$1,085

Estimated Sources and Uses (Maximum Redemptions)

Sources		Uses
	($ in millions)		($ in millions)
Intuitive Machines rollover(1)	$700	Company rollover	$700
Inflection Point’s Trust Account(2)	0	Cash to balance sheet	57
Inflection Point Commitment(3)	29	Transaction expenses(5)	25
Series A Investment	26
Intuitive Machines cash on hand(4)	27
Total sources	$782	Total uses	$782

____________

(1)     Excludes approximately $21 million of SAFE agreement shares. See Note 8 — “SAFE Agreements” of the accompanying audited consolidated financial statements and unaudited consolidated financial statements of Intuitive Machines for additional information regarding the SAFE shares and the terms pursuant to which such shares can be issued by Intuitive Machines.

(2)      Calculated as of September 30, 2022. The amount reflected in the table excludes $29 million that is non-redeemable pursuant to the Non-Redemption Agreement between Inflection Point, Intuitive Machines and Kingstown 1740.

(3)      Includes full amount that is non-redeemable pursuant to the Non-Redemption Agreement between Inflection Point, Intuitive Machines and Kingstown 1740.

(4)      Calculated as of September 30, 2022.

(5)      This amount assumes (i) $15 million in expenses for advisory fees, (ii) $7.0 million in expenses for legal fees and (iii) $3.0 million in expenses for miscellaneous costs.

U.S. Federal Income Tax Considerations

For a discussion summarizing the U.S. federal income tax considerations of the Domestication and an exercise of redemption rights in connection with the Business Combination, please see “U.S. Federal Income Tax Considerations”.

Summary Risk Factors

In evaluating the proposals to be presented at the extraordinary general meeting, shareholders should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 58. In particular, such risks include, but are not limited to, the following:

•        Inflection Point’s shareholders will experience dilution due to the issuance of shares of New Intuitive Machines Common Stock and securities convertible into the shares of New Intuitive Machines Common Stock to the Intuitive Machines Members as consideration in the Business Combination, the issuance of securities to the Series A Investors in the Series A Investment and the issuance to the Intuitive Machines Members of securities entitling them to a significant voting stake in New Intuitive Machines.

•        The ability of Inflection Point’s Public Shareholders to exercise redemption rights with respect to the Public Shares may prevent Inflection Point from completing the Business Combination or optimizing its capital structure.

•        New Intuitive Machines’ ability to be successful following the Business Combination will depend upon the efforts of the New Intuitive Machines Board and New Intuitive Machines’ key personnel and the loss of such persons could negatively impact the operations and profitability of New Intuitive Machines’ business following the Business Combination.

•        Nasdaq may delist Inflection Point’s or New Intuitive Machines’ securities from trading on its exchange, which could limit investors’ ability to make transactions in Inflection Point’s or New Intuitive Machines’ securities and subject Inflection Point or New Intuitive Machines to additional trading restrictions.

•        If the conditions to the Business Combination Agreement are not met, the Business Combination may not occur.

•        Because Inflection Point is incorporated under the laws of the Cayman Islands, in the event the Business Combination is not completed, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.

•        New Intuitive Machines will be a “controlled company” within the meaning of the Nasdaq listing standards and, as a result, will qualify for, and intends to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

•        Our limited operating history makes it difficult to evaluate our future prospects and the risks and challenges we may encounter.

•        Competition from existing or new companies could cause us to experience downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities, and the loss of market share.

•        If we fail to manage our growth effectively, we may be unable to execute our business plan and our business, results of operations, and financial condition could be harmed.

•        Unsatisfactory safety performance of our spaceflight systems or security incidents at our facilities could have a material adverse effect on our business, financial condition and results of operation.

•        The market for commercial spaceflight has not been established with precision. It is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected.

•        We may experience a total loss of our technology and products and our customers’ payloads if there is an accident on launch or during the journey into space, and any insurance we have may not be adequate to cover our loss. Also, due to the inherent risks associated with commercial spaceflight, there is the possibility that any accident or catastrophe could lead to the loss of human life or a medical emergency.

•        We rely on a limited number of suppliers for certain materials and supplied components. We may not be able to obtain sufficient materials or supplied components to meet our manufacturing and operating needs, or obtain such materials on favorable terms.

•        Our business is substantially dependent on contracts entered into with customers in the ordinary course of business. As such, we are subject to counterparty risk. If a counterparty to one of our contracts were to default or otherwise fail to perform or be delayed in its performance on any of its contractual obligations to us, such default, failure to perform or delay could have a material adverse effect on our business, financial condition and results of operations.

•        Our business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto.

•        We are subject to stringent U.S. export and import control laws and regulations and U.S. economic sanctions and trade control laws and regulations.

•        We depend significantly on U.S. government contracts, which often are only partially funded, subject to immediate termination, and heavily regulated and audited. The termination or failure to fund, or negative audit findings for, one or more of these contracts could have an adverse impact on our business, financial condition, results of operations and cash flows.

•        Our actual operating results may differ significantly from our guidance.

•        Our financial results may vary significantly from quarter to quarter.

•        Our principal asset after the completion of the Business Combination will be our interest in Intuitive Machines OpCo, and, accordingly, we will depend on distributions from Intuitive Machines OpCo to pay our taxes and expenses, including payments under the Tax Receivable Agreement, and to pay dividends. Intuitive Machines OpCo’s ability to make such distributions may be subject to various limitations and restrictions.

•        The Tax Receivable Agreement with the TRA Holders requires us to make cash payments to them in respect of certain tax benefits to which we may become entitled, and we expect that the payments we will be required to make will be substantial.

•        Our Sponsor and management team have agreed to vote in favor of the Business Combination, regardless of how our Public Shareholders vote.

•        Changes in laws or regulations, including different or heightened rules or requirements promulgated by the SEC, or a failure to comply with any laws and regulations, may adversely affect Inflection Point’s business, its ability to complete the Business Combination and its results of operations.

•        Since Inflection Point’s IPO Anchor Investors have an indirect beneficial interest in Founder Shares held by the Sponsor, a conflict of interest may arise in determining whether Intuitive Machines is appropriate for Inflection Point’s initial business combination.

•        Inflection Point’s shareholders may be held liable for claims by third parties against Inflection Point to the extent of distributions received by them upon redemption of their shares.

•        The terms of the Inflection Point Warrants may be amended in a manner that may be adverse to holders with the approval by the holders of at least 50% of the then outstanding Public Warrants.

•        Your unexpired New Intuitive Machines Warrants may be redeemed prior to their exercise at a time that is disadvantageous to you, thereby making your Warrants worthless.

•        If the Adjournment Proposal is not approved, and a quorum is present but an insufficient number of votes have been obtained to approve the Business Combination Proposal, the Inflection Point Board will not have the ability to adjourn the extraordinary general meeting to a later date in circumstances where such adjournment is necessary to permit the Business Combination to be approved.

Recent Developments

Citi Waiver

On November 27, 2022, Citi waived its entitlement to the payment of any deferred compensation (in an aggregate amount of $11,541,250) in connection with its role as underwriter in Inflection Point’s IPO. Citi was not provided, and will not be provided, from any source, any consideration in exchange for its waiver of its entitlement to the payment of the deferred compensation or with respect to any agreements, arrangements or understandings between Citi and any party with respect to the waiver. Citi has not been involved in the Business Combination and was not involved in the preparation of any disclosure that is included in this proxy statement/prospectus, or any analysis underlying such disclosure.

SUMMARY HISTORICAL FINANCIAL INFORMATION OF Inflection Point

Inflection Point is providing the following summary historical financial data to assist you in your analysis of the financial aspects of the Business Combination.

Inflection Point’s statement of operations data for the nine months ended September 30, 2022 and balance sheet data as of September 30, 2022, are derived from Inflection Point’s unaudited financial statements included elsewhere in this proxy statement/prospectus. Inflection Point’s statement of operations data for the period from January 27, 2021 (inception) to December 31, 2021 and balance sheet data as of December 31, 2021 is derived from Inflection Point’s audited financial statements included elsewhere in this proxy statement/prospectus.

The information is only a summary and should be read in conjunction with Inflection Point’s financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Inflection Point” contained elsewhere in this proxy statement/prospectus. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of Inflection Point.

	For the nine months ended September 30, 2022	For the period from January 27, 2021 through September 30, 2021	For the period from January 27, 2021 (inception) through December 31, 2021
Operating Expenses
Formation and operating costs	$2,936,836	$41,625	$491,341
Loss from operations	(2,936,836)	(41,625)	(491,341)
Change in fair value of over-allotment	—	—	193,471
Issuance cost of over-allotment	—	(23,439)	(23,439)
Interest income	1,986,813	200	5,798
Net loss	$(950,023)	$(64,864)	$(315,511)
Weighted average shares outstanding of Class A ordinary shares	32,975,000	850,202	9,322,714
Basic and diluted net loss per share, Class A ordinary shares	$(0.02)	$(0.01)	$(0.02)
Weighted average shares outstanding of Class B ordinary shares	8,243,750	7,287,449	7,485,546
Basic and diluted net loss per share, Class B ordinary shares	$(0.02)	$(0.01)	$(0.02)
Balance Sheet Data:	September 30, 2022	December 31, 2021
Total assets	$332,219,900	$330,916,972
Total liabilities	$14,013,654	$11,760,703
Working Capital (deficit)	$(1,995,115)	$615,689
Total shareholders’ equity and Class A ordinary shares subject to possible redemptions	$318,206,246	$319,156,269
Total shareholders’ equity	$333,525	$3,276,159

SUMMARY HISTORICAL FINANCIAL INFORMATION OF INTUITIVE MACHINES

The summary historical financial information for Intuitive Machines presented below for the years ended December 31, 2021 and 2020, and the summary balance sheets as of December 31, 2021 and 2020 have been derived from Intuitive Machines’ audited financial statements included elsewhere in this proxy statement/prospectus.

The summary historical financial information presented below as of September 30, 2022 and for the nine-month periods ended September 30, 2022 and 2021 have been derived from Intuitive Machines’ unaudited financial statements included elsewhere in this proxy statement/prospectus. The unaudited financial data presented have been prepared on a basis consistent with Intuitive Machines’ audited financial statements. In the opinion of Intuitive Machines’ management, such unaudited financial data reflects all adjustments, consisting only of normal and recurring adjustments necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected of the full year or any future period.

The summary information in the following tables should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Intuitive Machines” and Intuitive Machines’ financial statements and related notes thereto included elsewhere in this proxy statement/prospectus.

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2022	2021	2021	2020
	($ in thousands, except unit and per unit amounts)
Consolidated Statements of Operations
Revenues	47,959	51,115	72,550	44,257

Operating expenses
Cost of revenues (excluding depreciation)	54,688	60,676	100,307	42,557
Depreciation	783	604	840	578
General and administrative expense (excluding depreciation)	11,004	6,310	9,291	5,515
Total operating expenses	66,475	67,590	110,438	48,650

Operating loss	(18,516)	(16,475)	(37,888)	(4,393)
Other income, net
Interest expense, net	(523)	(95)	(224)	73
Gain on extinguishment of debt	—	1,806	1,806	—
Change in fair value of SAFE Agreements	181	—	527	—
Other income, net	5	132	133	—
Total other (expense) income, net	(337)	1,843	2,242	73

Loss before income taxes	(18,853)	(14,632)	(35,646)	(4,320)
Income tax expense	25	(10)	(2)	(8)
Net loss	$(18,828)	$(14,642)	$(35,648)	$(4,328)

Per Unit Data
Basic	$(0.15)	$(0.12)	$(0.29)	$(0.03)
Diluted	$(0.15)	$(0.12)	$(0.29)	(0.03)
Weighted-average number of units outstanding
Basic	122,500,108	122,500,000	122,500,000	122,500,000
Diluted	122,500,108	122,500,000	122,500,000	122,500,000

Balance Sheet Data:	September 30, 2022	December 31, 2021
Total assets	$60,898	$43,449
Total liabilities	$131,185	$95,293
Total members’ equity	$(70,287)	$(51,844)

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial data (the “summary pro forma data”) gives effect to the transactions described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The Business Combination will be accounted for as a common control transaction, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, Inflection Point will be treated as the “acquired” company for financial reporting purposes. Under the guidance in ASC 805 for transactions between entities under common control, the assets, liabilities, and noncontrolling interests of Intuitive Machines and Inflection Point are recognized at their carrying amounts on the date of the Business Combination. Intuitive Machines has been determined to be the predecessor to the combined entity.

The summary unaudited pro forma condensed combined balance sheet data as September 30, 2022 gives pro forma effect to the transactions as if they had occurred on September 30, 2022. The summary unaudited pro forma condensed combined statement of operations data for the nine months ended September 30, 2022 and the twelve months ended December 31, 2021 gives pro forma effect to the transactions as if they had been consummated on January 1, 2021.

The summary pro forma data have been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information of the combined company appearing elsewhere in this proxy statement/prospectus and the accompanying notes. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements of Intuitive Machines and related notes and the historical financial statements of Inflection Point and related notes included in this proxy statement/prospectus. The summary pro forma data have been presented for informational purposes only and are not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the transactions been completed as of the dates indicated. In addition, the summary pro forma data do not purport to project the future financial position or operating results of the combined company.

The summary unaudited pro forma condensed combined financial information has been prepared assuming two redemption scenarios after giving effect to the Transactions, as follows:

•        Assuming No Redemptions — This scenario assumes that none of Inflection Point’s Class A Common Stock are redeemed.

•        Assuming Maximum Redemptions — This scenario assumes that (i) 30,075,000 shares of Inflection Point’s Class A Common Stock (which represents the total number of Public Shares outstanding less 2,900,000 Public Shares held by Kingstown 1740 subject to the Non-Redemption Agreement) are redeemed for an aggregate payment of approximately $302.6 million (based on the estimated per share Redemption Price of approximately $10.06 per share) from the Trust Account and (ii) New Intuitive Machines sells to CFPI $50,000,000 of shares of New Intuitive Machines Class A Common Stock at a price per share equal to 97.5% of the implied price of $10.00 per share in the Business Combination. Cash available for maximum redemptions is calculated as the cash in trust less remaining transaction costs to be paid in cash reflected in the unaudited pro forma condensed combined balance sheet.

If the actual facts are different than these assumptions, including as to the amount of Inflection Point’s cash and net debt, then the maximum number of redemptions and the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different.

	Nine months ended September 30, 2022 (Unaudited)		Year Ended December 31, 2021
Pro Forma Condensed Combined Statement of Operations Data	Assuming No Redemptions	Assuming Maximum Redemptions	Assuming No Redemptions	Assuming Maximum Redemptions
Revenue	$47,959	$47,959	$72,550	$72,550
Net loss attributable to common stockholders	$(9,184)	$(4,849)	$(14,790)	$(8,175)
Net loss per share – basic and diluted	$(0.21)	$(0.26)	$(0.34)	$(0.44)
Weighted average common shares outstanding – basic and diluted	43,385,417	18,438,622	43,385,417	18,438,622

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA COMBINED PER SHARE INFORMATION OF Inflection Point AND Intuitive Machines

The following table sets forth selected historical comparative share information for Intuitive Machines and Inflection Point, and unaudited pro forma condensed combined per share information of the combined company after giving effect to the Business Combination and related transactions, assuming two redemption scenarios as follows:

•        Assuming No Redemptions — This scenario assumes that none of Inflection Point’s Class A Common Stock are redeemed.

•        Assuming Maximum Redemptions — This scenario assumes that (i) 30,075,000 shares of Inflection Point’s Class A Common Stock are redeemed (which represents the total number of Public Shares outstanding less 2,900,000 Public Shares held by Kingstown 1740 subject to the Non-Redemption Agreement) for an aggregate payment of approximately $302.6 million (based on the estimated per share Redemption Price of approximately $10.06 per share) from the Trust Account and (ii) New Intuitive Machines sells to CFPI $50,000,000 of shares of New Intuitive Machines Class A Common Stock at a price per share equal to 97.5% of the implied price of $10.00 per share in the Business Combination. Cash available for maximum redemptions is calculated as the cash in trust less remaining transaction costs to be paid in cash reflected in the unaudited pro forma condensed combined balance sheet.

The pro forma stockholders’ equity information reflects the Business Combination and related transactions as if they had occurred on September 30, 2022. The weighted average shares outstanding and net loss per share information for the nine months ended September 30, 2022 and for the year ended December 31, 2021 gives pro forma effect to the Business Combination and related transactions as if they had occurred on January 1, 2021, the beginning of the earlier period presented.

If the actual facts are different than these assumptions, including as to the amount of Inflection Point’s cash and net debt, then the maximum number of redemptions and the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different.

This information is only a summary and should be read together with the historical financial information included elsewhere in this proxy statement/prospectus, and the historical financial statements of Intuitive Machines and related notes and historical financial statements of Inflection Point and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined per share information of Intuitive Machines and Inflection Point are derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined loss per share information below does not purport to represent the loss per share which would have occurred had the companies been combined during the periods presented, nor loss per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Intuitive Machines and Inflection Point would have been had the companies been combined during the periods presented.

	Intuitive Machines (Historical)	Inflection Point (Historical)(2)	Combined Pro Forma
As of and for the Nine months ended September 30, 2022 (Unaudited)			No Redemptions	Maximum Redemptions
Stockholders’ equity (deficit)	$(70,287)	$333	$46,916	$(39,832)
Net loss	$(18,828)	$(950)	$(9,184)	$(4,849)
Common shares outstanding as of September 30, 2022 – basic and diluted(1)	122,500,500	31,588,011	43,385,417	18,438,622
Weighted average common shares outstanding – basic and diluted(1)	122,500,108	32,975,000	43,385,417	18,438,622
Stockholders’ equity (deficit) per share – basic and diluted(1)	$(0.57)	$0.01	$1.08	$(2.16)
Net loss per share attributable to common stockholders – basic and diluted(1)	$(0.15)	$(0.02)	$(0.21)	$(0.26)

As of and for the Year Ended December 31, 2021
Net loss	$(35,648)	$(315)	$(14,790)	$(8,175)
Weighted average common shares outstanding – basic and diluted(1)	122,500,000	9,322,714	43,385,417	18,438,622
Net loss per share attributable to common stockholders – basic and diluted	$(0.29)	$(0.02)	$(0.34)	$(0.44)

____________

(1)      Inflection Point historical share counts include common shares subject to possible redemption.

(2)      Inflection Point has two classes of shares, Inflection Point Class A Ordinary Shares and Inflection Point Class B Ordinary Shares. Inflection Point complies with accounting and disclosure requirements of ASC Topic 260, “Earnings Per Share.” Its unaudited condensed statements of operations includes a presentation of loss per share for ordinary shares subject to possible redemption in a manner similar to the two-class method of loss per share. The remeasurement associated with the redeemable Class A ordinary shares is excluded from net loss per ordinary share as the redemption value approximates fair value. Earnings and losses are shared pro rata between the two classes of shares. Inflection Point has not considered the effect of the Inflection Point Warrants to purchase an aggregate of 23,332,500 Inflection Point Class A Ordinary Shares in the calculation of diluted loss per share, since their exercise is contingent upon the future consummation of an initial business Combination which cannot be assured. As a result, diluted net loss per ordinary share is the same as basic net loss per ordinary share for the periods. For the nine months ended September 30, 2022, Inflection Point allocated net loss of $760,018 and $190,005 to the Inflection Point Class A Ordinary Shares and the Inflection Point Class B Ordinary Shares, respectively, there were 32,975,000 Inflection Point Class A Ordinary Shares and 8,243,750 Inflection Point Class B Ordinary Shares weighted-average shares outstanding (basic and diluted) and basic and diluted net loss of $0.01 per Inflection Point Class A Ordinary Share and per Inflection Point Class B Ordinary Share. For the period from January 27, 2021 through December 31, 2021, Inflection Point allocated net loss of $174,998 and $140,513 to the Inflection Point Class A Ordinary Shares and the Inflection Point Class B Ordinary Shares, respectively, there were 9,322,714 Inflection Point Class A Ordinary Shares and 7,485,546 Inflection Point Class B Ordinary Shares weighted-average shares outstanding (basic and diluted) and basic and diluted net loss of $0.02 per Inflection Point Class A Ordinary Share and per Inflection Point Class B Ordinary Share.

RISK FACTORS

You should carefully consider all of the following risk factors, together with all of the other information in this proxy statement/prospectus, including the financial information, before deciding how to vote or instruct your vote to be cast to approve the Shareholder Proposals described in this proxy statement/prospectus.

The value of your investment following the completion of the Business Combination will be subject to significant risks affecting, among other things, New Intuitive Machines’ business, financial condition and results of operations.    If any of the events described below occur, New Intuitive Machines’ post-Business Combination business and financial results could be adversely affected in material respects. This could result in a decline, which may be significant, in the trading price of New Intuitive Machines’ securities and you therefore may lose all or part of your investment. The risk factors described below are not necessarily exhaustive and you are encouraged to perform your own investigation with respect to the businesses of Inflection Point and Intuitive Machines.

Risks Related to the Domestication and the Business Combination

Inflection Point’s shareholders will experience dilution due to the issuance of shares of New Intuitive Machines Common Stock and securities convertible into the shares of New Intuitive Machines Common Stock to the Intuitive Machines Members as consideration in the Business Combination, the issuance of securities to the Series A Investors in the Series A Investment and the issuance to the Intuitive Machines Members of securities entitling them to a significant voting stake in New Intuitive Machines.

Based on Intuitive Machines’ and Inflection Point’s current capitalization (and the assumptions described under the section of this proxy statement/prospectus entitled “Frequently Used Terms — Share Calculations and Ownership Percentages”), Inflection Point anticipates the total maximum number of shares of New Intuitive Machines Common Stock expected to be outstanding immediately following the Closing is approximately 111,318,750 shares, consisting of 41,318,750 shares of New Intuitive Machines Class A Common Stock, 1,874,291 shares of New Intuitive Machines Class B Common Stock and 68,125,709 shares of New Intuitive Machines Class C Common Stock. The New Intuitive Machines Class A Common Stock is comprised of: (i) 8,243,750 shares of New Intuitive Machines Class A Common Stock issued to the Sponsor; and (ii) 32,975,000 shares of New Intuitive Machines Class A Common Stock held by Public Shareholders holding Public Shares outstanding at the Closing (assuming no redemptions). In addition, 26,000 shares of Series A Preferred Stock (convertible into shares of New Intuitive Machines Class A Common Stock at an initial conversion price determined by dividing the Stated Value (as defined in the Certificate of Designation) of such shares of Series A Preferred Stock by the conversion price of $12.00 per share, subject to adjustment, at the holder’s option) will be issued in connection with the Closing to the Series A Investors pursuant to the Series A Investment. The New Intuitive Machines Class B Common Stock is comprised of 278 shares to be issued to the Intuitive Machines Members (other than the Intuitive Machines Founders) at the Closing and 1,874,013 shares that are issuable upon exercise of outstanding Intuitive Machines options. Each share of New Intuitive Machines Class B Common Stock will be issued with a paired Intuitive Machines OpCo Common Unit. The New Intuitive Machines Class C Common Stock is comprised of 68,125,709 shares to be issued to the Intuitive Machines Founders. Each share of New Intuitive Machines Class C Common Stock will be issued with a paired Intuitive Machines OpCo Common Unit. In addition, Intuitive Machines OpCo will issue an aggregate of 10,000,000 Earn Out Units to certain Intuitive Machines Members which will be deposited into escrow at the Closing and will be earned, released and delivered upon satisfaction of the following milestones: (i) 2,500,000 Earn Out Units will vest if, during the Earn Out Period, Triggering Event I occurs, (ii) 5,000,000 Earn Out Units will vest if, during the Earn Out Period, Triggering Event I has occurred and Triggering Event II-A occurs, (iii) 7,500,000 Earn Out Units will vest if, during the Earn Out Period, Triggering Event I has not occurred Triggering Event II-B occurs, and (iv) 2,500,000 Earn Out Units will vest if, during the Earn Out Period, Triggering Event III occurs, provided, that Triggering Event II-A and Triggering Event II-B may not both be achieved. If a Change of Control (as defined in the Business Combination Agreement) occurs during the Earn Out Period that results in the holders of New Intuitive Machines Class A Common Stock receiving a per share price greater than or equal to $15.00 or $17.50, respectively, then immediately prior to the consummation of such Change of Control, to the extent not previously triggered, Triggering Event II-A, Triggering Event II-B and/or Triggering Event III will be deemed to have occurred, as applicable, and the Earn Out Units shall vest. Upon the vesting of any Earn Out Units, each applicable Intuitive Machines Member will be issued an equal number of shares of New Intuitive Machines Class C Common Stock, in exchange for the payment to New Intuitive Machines of adequate consideration (in each case, not to exceed a per-share price equal to the par value per share of such New Intuitive Machines Class C Common Stock).

Further, an aggregate of 1,874,013 options of Intuitive Machines will become Intuitive Machines OpCo Options with substantially the same terms and conditions as applicable to such option immediately prior to the Recapitalization (including expiration date, vesting conditions and exercise provisions), except that each such Intuitive Machines OpCo Option shall be exercisable for Intuitive Machines OpCo Common Units. Upon the exercise of any Intuitive Machines OpCo Option, (i) Intuitive Machines OpCo will issue to the exercising holder such number of Intuitive Machines OpCo Common Units to be received by such exercising holder as a result of such exercise and (ii) New Intuitive Machines will issue to the exercising holder an equal number of shares of New Intuitive Machines Class B Common Stock, in exchange for the payment to New Intuitive Machines of adequate consideration (in each case, not to exceed a per-share price equal to the par value per share of such New Intuitive Machines Class B Common Stock).

Intuitive Machines Members are expected to hold, in the aggregate, approximately 59.9% of the issued and outstanding shares of New Intuitive Machines Common Stock immediately following the Closing, assuming no options or warrants to purchase shares of New Intuitive Machines Common Stock are exercised and no shares of New Intuitive Machines Class A Common Stock are sold under the Equity Facility, but including the New Intuitive Machines Common Stock issuable upon conversion of the Series A Preferred Stock, approximately 51.3% of the New Intuitive Machines Common Stock on a fully-diluted basis (excluding unallocated options), approximately 81.8% of the combined voting power of New Intuitive Machines immediately following the Closing assuming no options or warrants to purchase shares of New Intuitive Machines Class A Common Stock are exercised, and approximately 75.6% of the voting power of New Intuitive Machines on a fully-diluted basis (excluding unallocated options), in each case assuming no redemptions. Inflection Point’s Sponsor is expected to hold, in the aggregate, approximately 7.3% of the issued and outstanding shares of New Intuitive Machines Common Stock immediately following the Closing, assuming no options or warrants to purchase shares of New Intuitive Machines Class A Common Stock are exercised and no shares of New Intuitive Machines Class A Common Stock are sold under the Equity Facility, but including the New Intuitive Machines Common Stock issuable upon conversion of the Series A Preferred Stock, approximately 10.6% of the New Intuitive Machines Common Stock on a fully-diluted basis (excluding unallocated options), approximately 3.3% of the combined voting power of New Intuitive Machines immediately following the Closing assuming no options or warrants to purchase shares of New Intuitive Machines Class A Common Stock are exercised, and approximately 5.3% of the voting power of New Intuitive Machines on a fully-diluted basis (excluding unallocated options), in each case assuming no redemptions. Inflection Point’s current Public Shareholders are expected to hold, in the aggregate, approximately 29.0% of the issued and outstanding shares of New Intuitive Machines Common Stock immediately following the Closing, assuming no options or warrants to purchase shares of New Intuitive Machines Class A Common Stock are exercised and no shares of New Intuitive Machines Class A Common Stock are sold under the Equity Facility, but including the New Intuitive Machines Common Stock issuable upon conversion of the Series A Preferred Stock, approximately 31.7% of the New Intuitive Machines Common Stock on a fully-diluted basis (excluding unallocated options), approximately 13.2% of the combined voting power of New Intuitive Machines immediately following the Closing assuming no options or warrants to purchase shares of New Intuitive Machines Class A Common Stock are exercised, and approximately 15.8% of the voting power of New Intuitive Machines on a fully-diluted basis (excluding unallocated options), in each case assuming no redemptions. The Series A Investors are expected to hold, in the aggregate, approximately 1.9% of the issued and outstanding shares of New Intuitive Machines Common Stock immediately following the Closing, assuming no options or warrants to purchase shares of New Intuitive Machines Class A Common Stock are exercised and no shares of New Intuitive Machines Class A Common Stock are sold under the Equity Facility, but including the New Intuitive Machines Common Stock issuable upon conversion of the Series A Preferred Stock, approximately 1.7% of the New Intuitive Machines Common Stock on a fully-diluted basis (excluding unallocated options), approximately 0.9% of the combined voting power of New Intuitive Machines immediately following the Closing assuming no options or warrants to purchase shares of New Intuitive Machines Class A Common Stock are exercised, and approximately 0.9% of the voting power of New Intuitive Machines on a fully-diluted basis (excluding unallocated options), in each case assuming no redemptions. Without limiting the other assumptions described under the section of this proxy statement/prospectus entitled “Frequently Used Terms — Share Calculations and Ownership Percentages,” these ownership percentages do not take into account:

•        any equity awards that may be issued under the proposed New Intuitive Machines Incentive Plan following the Business Combination, including             shares of restricted New Intuitive Machines Class A Common Stock currently expected to be issued to New Intuitive Machines executives shortly after the Closing, which number of restricted shares represents approximately             % of the total number of shares currently expected to be authorized for issuance under the New Intuitive Machines Incentive Plan using the assumptions described under the section of this proxy statement/prospectus entitled

“Frequently Used Terms — Share Calculations and Ownership Percentages.” See the sections of this proxy statement/prospectus entitled “The Incentive Plan Proposal” and “Executive Compensation of Intuitive Machines”; or

•        any adjustments to the Business Combination Consideration pursuant to the Business Combination Agreement not reflected in our assumptions described above and in the section of this proxy statement/prospectus entitled “Frequently Used Terms — Share Calculations and Ownership Percentages.”

If any of the Public Shares are redeemed in connection with the Business Combination, the percentage of the outstanding Inflection Point Ordinary Shares held by the Public Shareholders will decrease and the percentages of the outstanding New Intuitive Machines Class A Common Stock held immediately following the Business Combination by the Sponsor and the percentage of voting power of New Intuitive Machines Common Stock issuable to the Intuitive Machines Members upon exchange of Intuitive Machines equity will increase. To the extent that any of the outstanding Public Warrants are exercised for shares of New Intuitive Machines Class A Common Stock or additional awards are issued under the proposed New Intuitive Machines Incentive Plan, Inflection Point’s existing shareholders may experience substantial dilution. Such dilution could, among other things, limit the ability of Inflection Point’s current shareholders to influence New Intuitive Machines’ management through the election of directors following the Closing.

The ability of Inflection Point’s Public Shareholders to exercise redemption rights with respect to the Public Shares may prevent Inflection Point from completing the Business Combination or optimizing its capital structure.

Inflection Point will provide its Public Shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of the Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to Inflection Point to pay its taxes, divided by the number of then outstanding Public Shares, subject to the limitations and on the conditions described herein. The amount in the Trust Account is initially anticipated to be approximately $10.06 per Public Share based upon the amount held in the Trust Account as of September 30, 2022. The per-share amount Inflection Point will distribute to Public Shareholders who properly redeem their Public Shares will not be reduced by any deferred underwriting commissions it may pay to the underwriters of the IPO. There will be no redemption rights upon the completion of the Business Combination with respect to the Inflection Point Warrants. Inflection Point’s Sponsor, officers and directors entered into the Letter Agreements with Inflection Point, pursuant to which they have agreed to waive their redemption rights with respect to their Founder Shares and any Public Shares they hold or may acquire. Further, concurrently with the execution of the Business Combination Agreement, the Sponsor entered into the Sponsor Support Agreement with Intuitive Machines, pursuant to which the Sponsor agreed to vote its shares in favor of all proposals being presented at the extraordinary general meeting. None of our Sponsor, directors or officers received separate consideration for their waiver of redemption rights.

Kingstown 1740 has entered into two separate, but overlapping agreements waiving certain redemption rights with respect to shares of Inflection Point Class A Ordinary Shares underlying Inflection Point Units purchased by Kingstown 1740 in the IPO.

In connection with the IPO, Kingstown 1740 entered into the IPO Redemption Waiver with Inflection Point dated September 21, 2021. The IPO Redemption Waiver provides that, only for so long as necessary in order for Inflection Point to have shareholders’ equity of at least $5,000,001, Kingstown 1740 has waived its rights to redeem the 1,386,989 IPO Redemption Waiver Covered Shares in connection with an IPO Redemption Waiver Covered Event ((a) the consummation of an initial business combination, including, without limitation, any such rights available in the context of a shareholder vote to approve such initial business combination or (b) in connection with a shareholder vote to amend our Cayman Constitutional Documents (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination by September 24, 2023 (or such later date if Inflection Point submits and its shareholders approve an extension of such date) or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity or in the context of a tender offer made by Inflection Point to purchase Inflection Point Class A Ordinary Shares). However, if, at the time of an IPO Redemption Waiver Covered Event, it is not necessary for Kingstown 1740 to waive redemption rights with respect to any or all of the IPO Redemption Waiver Covered Shares in order for Inflection Point to have shareholders’ equity of $5,000,001, the IPO Redemption Waiver automatically and without further action by Inflection Point or Kingstown 1740, terminates and is of no further force and effect with respect to such IPO Redemption Waiver Covered Shares in connection with such IPO Redemption Waiver Covered Event. No consideration was provided to Kingstown 1740 in exchange for the IPO Redemption Waiver.

Concurrently with the execution of the Business Combination Agreement, Inflection Point and Intuitive Machines entered into the Non-Redemption Agreement with Kingstown 1740, pursuant to which Kingstown agreed not to redeem any of the 2,900,000 Business Combination Non-Redemption Covered Shares (Inflection Point Class A Ordinary Shares the underlying the 2,900,000 Inflection Point Units purchased by it in the IPO). The Business Combination Non-Redemption Covered Shares include the 1,386,989 IPO Redemption Waiver Covered Shares, as well as the other 1,513,011 Inflection Point Class A Ordinary Shares underlying the 2,900,000 Inflection Point Units purchased by Kingstown 1740 in the IPO. In contrast to the IPO Redemption Waiver, which only applies to the IPO Redemption Waiver Covered Events, and only if and to the extent necessary in order for Inflection Point to have shareholders’ equity of $5,000,001, the Non-Redemption Agreement is a general waiver of Kingstown 1740’s redemption rights with respect to the Business Combination Non-Redemption Shares. The Non-Redemption Agreement prohibits Kingstown 1740 from exercising redemption rights with respect to the Business Combination Non-Redemption Covered Shares in connection with the Business Combination or otherwise unless and until the Non-Redemption Agreement Terminates. The Non-Redemption Agreement will terminate and be of no further force and effect upon the earliest to occur of (a) the termination of the Business Combination Agreement in accordance with its terms, (b) the Closing of the Business Combination and (c) the mutual consent of Inflection Point, Intuitive Machines and Kingstown 1740. No consideration was provided to Kingstown 1740 in exchange for entering the Non-Redemption Agreement.

Inflection Point does not know how many Public Shareholders will ultimately exercise their redemption rights in connection with the Business Combination. As such, the Business Combination is structured based on Inflection Point’s expectations (and those of the other parties to the Business Combination Agreement) as to the number of shares that will be submitted for redemption.

Furthermore, raising such additional financing, or increasing the equity portion of the Business Combination Consideration, in either case, if so authorized by Intuitive Machines, may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels. For information on the consequences if the Business Combination is not completed or must be restructured, see the section of this proxy statement/prospectus entitled “Risk Factors — Risks Related to Inflection Point.”

Subsequent to the Closing, New Intuitive Machines may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment.

Although Inflection Point has conducted due diligence on Intuitive Machines, it cannot assure you that this diligence has identified all material issues that may be present within Intuitive Machines, that it is possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Intuitive Machines’ and outside of Inflection Point’s or New Intuitive Machines’ control will not later arise. As a result of these factors, New Intuitive Machines may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in it reporting losses. Even if due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Inflection Point’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on New Intuitive Machines’ liquidity, the fact that New Intuitive Machines reports charges of this nature could contribute to negative market perceptions about New Intuitive Machines or its securities. In addition, charges of this nature may cause New Intuitive Machines to violate net worth or other covenants to which it may be subject as a result of assuming pre-existing debt held by Intuitive Machines or by virtue of it obtaining debt financing to partially finance the Business Combination or thereafter. Accordingly, any Public Shareholders who choose to remain stockholders of New Intuitive Machines following the Business Combination could suffer a reduction in the value of their securities. Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation relating to the Business Combination contained an actionable material misstatement or material omission.

New Intuitive Machines’ ability to be successful following the Business Combination will depend upon the efforts of the New Intuitive Machines Board and New Intuitive Machines’ key personnel and the loss of such persons could negatively impact the operations and profitability of New Intuitive Machines’ business following the Business Combination.

New Intuitive Machines’ ability to be successful following the Business Combination will be dependent upon the efforts of the New Intuitive Machines Board and key personnel. Inflection Point cannot assure you that, following the Business Combination, the New Intuitive Machines Board and New Intuitive Machines’ key personnel will be effective or successful or remain with New Intuitive Machines. In addition to the other challenges they will face, such individuals may be unfamiliar with the requirements of operating a public company, which could cause New Intuitive Machines’ management to expend time and resources becoming familiar with such requirements.

Further, uncertainty about the effect of the Business Combination on Intuitive Machines’ business, employees, customers, third parties with whom Intuitive Machines has relationships, and other third parties, including regulators, may have an adverse effect on New Intuitive Machines. These uncertainties may impair New Intuitive Machines’ ability to attract, retain and motivate key personnel for a period of time after the Business Combination. The departure of key employees because of issues related to the uncertainty and difficulty of integration or a desire not to remain with New Intuitive Machines could have a negative effect on New Intuitive Machines’ business, financial condition or results of operations.

Inflection Point may have to constrain its business activities to avoid being deemed an investment company under the Investment Company Act.

In general, a company that is or holds itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities may be deemed to be an investment company under the Investment Company Act. The Investment Company Act contains substantive legal requirements that regulate the manner in which “investment companies” are permitted to conduct their business activities. Inflection Point believes it has conducted, and intends to continue to conduct, its business in a manner that does not result in Inflection Point being characterized as an investment company. To avoid being deemed an investment company, Inflection Point may decide not to broaden its offerings, which could require Inflection Point to forgo attractive opportunities. If Inflection Point is deemed to be an investment company under the Investment Company Act, it may be required to institute burdensome compliance requirements and its activities may be restricted, which would adversely affect Inflection Point’s business, financial condition, and results of operations. In addition, Inflection Point may be forced to make changes to its management team if it is required to register as an investment company under the Investment Company Act.

Some of Inflection Point’s officers and directors may have conflicts of interest that may influence or have influenced them to support or approve the Business Combination without regard to your interests or in determining whether Intuitive Machines is an appropriate target for Inflection Point’s initial business combination.

The personal and financial interests of Inflection Point’s Sponsor, officers and directors may influence or have influenced their motivation in identifying and selecting a target for Inflection Point’s initial business combination, their support for completing the Business Combination and the operation of New Intuitive Machines following the Business Combination.

Inflection Point’s Sponsor owns 8,243,750 Inflection Point Class B Ordinary Shares, which were initially acquired prior to the IPO for an aggregate purchase price of $25,000 and Inflection Point’s directors and officers have pecuniary interests in such shares through their ownership interests in the Sponsor. Such shares had an aggregate market value of approximately $82.4 million based on the closing sale price of $9.99 per share on Nasdaq on December 21, 2022 (assuming the Inflection Point Class B Ordinary Shares have the same value as Inflection Point Class A Ordinary Shares). In addition, the Sponsor purchased an aggregate of 6,845,000 Private Placement Warrants, each exercisable for one Inflection Point Class A Ordinary Share at $11.50 per share, for a purchase price of $6,845,000, or $1.00 per Private Placement Warrant.

Further, an affiliate of the Sponsor, Kingstown 1740, purchased 2,900,000 Inflection Point Units in the IPO for an aggregate purchase price of $29,000,000. The 2,900,000 Inflection Point Class A Ordinary Shares underlying such Inflection Point Units had an aggregate market value of approximately $29.0 million based on the closing price of $9.99 per share on Nasdaq on December 21, 2022. The 1,450,000 Inflection Point Warrants underlying such Inflection Point Units had an aggregate market value of approximately $390,195 based on the closing price of $0.2691 per warrant on Nasdaq on December 21, 2022.

The Cayman Constitutional Documents require Inflection Point to complete an initial business combination prior to September 24, 2023 (unless Inflection Point submits and its shareholders approve an extension of such date). If the Business Combination is not completed and Inflection Point is forced to wind up, dissolve and liquidate in accordance with the Cayman Constitutional Documents, the 8,243,750 Inflection Point Class B Ordinary Shares currently held by the Sponsor and the Private Placement Warrants purchased by Sponsor will be worthless.

Inflection Point’s Sponsor, its directors and officers, and their respective affiliates have incurred out-of-pocket expenses in connection with performing due diligence on suitable targets for business combinations and the negotiation of the Transaction Documents. At the Closing, the Sponsor, its directors and officers, and their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Inflection Point’s behalf, such as identifying potential target businesses and performing due diligence on suitable targets for business combinations. If a business combination is not completed prior to September 24, 2023 (or such later date if Inflection Point submits and its shareholders approve an extension of such date), Inflection Point’s Sponsor, directors and officers, and any of their respective affiliates will not be eligible for any such reimbursement.

Certain officers and members of the Inflection Point Board also participate in arrangements that may provide them with other interests in the Business Combination that are different from yours, including, among others, arrangements for their continued service as directors of New Intuitive Machines.

Further, Inflection Point’s Sponsor, officers and directors have, pursuant to the Insider Letters, each agreed (A) to vote any Inflection Point Ordinary Shares owned by them in favor of the Business Combination and (B) not to redeem any shares in connection with a shareholder vote to approve the Business Combination.

These interests, among others, may influence or have influenced the Sponsor and the officers and members of the Inflection Point Board to support or approve the Business Combination. For more information concerning the interests of Inflection Point’s officers and directors, see the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” and the risk factor entitled “Risk Factors — Risks Related to Inflection Point — The Sponsor controls a substantial interest in Inflection Point and thus may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner that you do not support” of this proxy statement/prospectus.

Inflection Point has not obtained an opinion from an independent investment banking firm or another independent firm, and consequently, you may have no assurance from an independent source that the terms of the Business Combination are fair to Inflection Point and its shareholders from a financial point of view.

The Inflection Point Board did not obtain a third-party valuation or fairness opinion in connection with the determination to approve the Business Combination. The Inflection Point Board believes that based upon the financial skills and background of its directors, it was qualified to conclude that the Business Combination was fair from a financial perspective to the Inflection Point shareholders. The Inflection Point Board’s conclusion was based on, among other things, (a) the implied valuation of Intuitive Machines’ public Peer Group, which included Planet Labs PBC, Terran Orbital Corporation, Maxar Technologies, Rocket Lab USA, Inc., Virgin Galactic, and Virgin Orbit, and (b) Intuitive Machines’ growth prospects, business strategy, market-leading competitive positioning, and projections. The lack of third-party valuation or fairness opinion may also lead an increased number of shareholders to vote against the Business Combination or demand redemption of their Public Shares, which could potentially impact our ability to consummate the Business Combination. For more information about our decision-making process, see the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Inflection Point Board of Director’s Reasons for the Approval of the Business Combination.”

Citi, the lead underwriter in the Inflection Point IPO, without any consideration from Inflection Point or Intuitive Machines, waived its entitlement to deferred underwriting compensation, but would be entitled to such compensation in connection with an alternative business combination, should the Business Combination be terminated, and remains entitled to customary indemnification and contribution obligations of Inflection Point in connection with the Business Combination.

Citi was the lead underwriter in the Inflection Point IPO. Pursuant to the Underwriting Agreement, Citi was entitled to deferred compensation in the aggregate amount of $11,541,250 as consideration for services rendered to Inflection Point in connection with the Inflection Point IPO, which was to become payable upon consummation of a business combination transaction. On November 27, 2022, Citi waived its entitlement to the payment of the deferred compensation solely with respect to the Business Combination. Citi was not provided, and will not be provided, from any source, any consideration in exchange for its waiver of its entitlement to the payment of the deferred compensation or with respect to any agreements, arrangements or understandings between Citi and any party with respect to the waiver. Because the waiver of Citi’s payment of the deferred compensation is with respect to only the Business Combination, Citi may be entitled to a payment of the deferred compensation in connection with an alternative business combination, should the Business Combination be terminated.

In addition, with respect to the Business Combination, Inflection Point continues to have customary obligations under certain provisions of the Underwriting Agreement. These provisions include the relevant clauses of the underwriters’ standard terms and conditions, including Inflection Point’s obligation to (i) indemnify and hold harmless each of the underwriters, the directors, officers, employees, affiliates and agents of each underwriter, and each person, if any, who controls any of the underwriters or any affiliate within the meaning of the Securities Act or the Exchange Act, against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Securities Act, the Exchange Act or other U.S. federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement for the registration of the securities sold in the IPO as originally filed or in any amendment thereof, or in any Preliminary Prospectus, the Prospectus, any “road show” as defined in Section 433(h) of the Act or any Written Testing-the-Waters Communication, or in any amendment thereof or supplement thereto (each as defined in the Underwriting Agreement), or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that Inflection Point will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to Inflection Point by or on behalf of any underwriter through Citi specifically for inclusion therein.

Further, the Underwriting Agreement contains a contribution provision in the event the indemnification obligations described above are unavailable or otherwise prohibited by law. The contribution obligations of the underwriters under the Underwriting Agreement are limited to the total underwriting discounts and commissions paid, in the aggregate, by Inflection Point to the underwriters upon the consummation of Inflection Point’s IPO, and the underwriters otherwise have no further contribution liability under the Underwriting Agreement because Citi waived its rights to any deferred underwriting discounts. Therefore, in contrast to other transactions where the underwriters did not waive rights to fees or deferred underwriting discounts, as the case may be, the potential financial liability of Inflection Point with respect to an indemnified loss where such indemnification is otherwise unavailable to the indemnified party may be higher under the respective agreements than it would have been had Citi not refused to serve and waived their rights to any fees or deferred underwriting discounts.

Citi declined to act for Inflection Point as an advisor in connection with the Business Combination, and Citi has had no role in the preparation of the disclosure that is included in this proxy statement/prospectus, or the underlying business analysis related to the Business Combination.

As described above, Citi was the lead underwriter in the Inflection Point IPO and was entitled to certain deferred compensation in connection with Inflection Point’s business combination. On April 5, 2022, Michael Blitzer, co-Chief Executive Officer of Inflection Point, contacted a senior investment banking representative of Citi to inform Citi of the potential transaction with Intuitive Machines and to ask Citi to act as capital markets advisor to Inflection Point in connection with the Business Combination, a role customarily performed by SPAC IPO underwriters. In response, the Citi representative informed Mr. Blitzer that Citi would not discuss or be involved with the Business Combination in any capacity. On November 11, 2022, a representative of Citi advised a representative of Inflection Point that because Citi’s decision to not be involved with the Business Combination was due to a potential business conflict, Citi would waive its entitlement to the payment of the deferred compensation solely with respect to the Business Combination. On November 27, 2022, Citi executed a formal waiver of its entitlement to the deferred compensation in connection with the Business Combination. Citi was not provided, and will not be provided, from any source, any consideration in exchange for its waiver of its entitlement to the payment of the deferred compensation or with respect to any agreements, arrangements or understandings between Citi and any party with respect to the waiver.

Accordingly, Citi has not been involved in the preparation of any disclosure that is included in this proxy statement/prospectus, or any business analysis underlying such disclosure, and shareholders do not have the benefit of any such involvement. Shareholders should not place any reliance on the fact that Citi was involved with Inflection Point’s IPO.

Since our Anchor Investors have an indirect beneficial interest in Founder Shares held by our Sponsor, a conflict of interest may arise in determining whether a particular target business is appropriate for our initial business combination.

A total of 12 qualified institutional buyers (“Anchor Investors”) expressed an interest to purchase an aggregate of approximately $322.3 million of the Inflection Point Units sold in the IPO. None of the Anchor Investors expressed an interest in purchasing more than 9.9% of the Inflection Point Units sold in the IPO. The Anchor Investors were allocated and purchased a total of 29,540,000 Units or 89.6% of the Inflection Point Units sold in the IPO. Kingstown 1740 is one of the Anchor Investors and was allocated and purchased 2,900,000 Inflection Point Units sold in the IPO. In addition, subject to each Anchor Investor purchasing 100% of the Inflection Point Units allocated to it, in connection with the closing of the IPO, the Sponsor sold membership interests reflecting an allocation of Founder Shares to each Anchor Investor, representing an aggregate of 1,625,000 Founder Shares to all Anchor Investors.

The Anchor Investors, through their interests in the Sponsor, will share in any appreciation of the Founder Shares, provided that we successfully complete an initial business combination. Accordingly, our Anchor Investors’ interests in the Founder Shares held by our Sponsor may provide them with an incentive to vote any Public Shares they own in favor of an initial business combination, and make a substantial profit on such interests, even if the initial business combination is with a target that ultimately declines in value and is not profitable for other Public Shareholders.

In addition, in the event that our Anchor Investors continue to hold at least 11,250,001 of the Public Shares underlying the Inflection Point Units that they collectively purchased in the IPO at the time of the extraordinary general meeting, and vote their Public Shares in favor of the Business Combination, no affirmative votes from other Public Shareholders would be required to approve the Business Combination Proposal (assuming all Inflection Point Ordinary Shares are voted). However, because the Anchor Investors are not obligated to continue owning any Public Shares and are not obligated to vote any Public Shares in favor of the Business Combination, we cannot assure you that any of these Anchor Investors (other than Kingstown 1740) are now, or will be shareholders at the time our shareholders vote on the Business Combination, and, if they are shareholders, we cannot assure you as to how such Anchor Investors will vote on the Business Combination.

Nasdaq may delist Inflection Point’s or New Intuitive Machines’ securities from trading on its exchange, which could limit investors’ ability to make transactions in Inflection Point’s or New Intuitive Machines’ securities and subject Inflection Point or New Intuitive Machines to additional trading restrictions.

The Inflection Point Units, Inflection Point Class A Ordinary Shares and Inflection Point Warrants are listed on Nasdaq. Inflection Point cannot assure you that its securities will continue to be listed on Nasdaq in the future or prior to the Business Combination. In connection with the Business Combination and as a condition to Intuitive Machines’ obligations to complete the Business Combination, New Intuitive Machines is required to demonstrate compliance with Nasdaq’s initial listing requirements, which are more rigorous than Nasdaq’s continued listing requirements, in order to continue to maintain the listing of New Intuitive Machines’ securities on Nasdaq. Inflection Point cannot assure you that New Intuitive Machines will be able to meet those initial listing requirements, in which case Intuitive Machines will not be obligated to complete the Business Combination. In addition to the listing requirements for the New Intuitive Machines Class A Common Stock, Nasdaq imposes listing standards on warrants. In addition, it is possible that the New Intuitive Machines Class A Common Stock and New Intuitive Machines Warrants will cease to meet Nasdaq’s listing requirements following the Closing. Inflection Point cannot assure you that it will be able to meet those initial listing requirements at that time.

If Nasdaq delists Inflection Point’s or New Intuitive Machines’ securities from trading on its exchange and Inflection Point or New Intuitive Machines is not able to list its securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, Inflection Point or New Intuitive Machines could face significant material adverse consequences, including:

•        a limited availability of market quotations for its securities;

•        reduced liquidity for its securities;

•        a determination that New Intuitive Machines Class A Common Stock is a “penny stock” which will require brokers trading in the common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for its securities;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

An active, liquid trading market for New Intuitive Machines’ securities may not develop, which may limit your ability to sell such securities.

Although we intend to apply to list the New Intuitive Machines Class A Common Stock and New Intuitive Machines Warrants on Nasdaq under the ticker symbols “LUNR” and “LUNRW”, respectively, an active trading market for such securities may never develop or be sustained following the consummation of the Business Combination. The initial valuation of $10.00 per share may not be indicative of the market price of New Intuitive Machines Class A Common Stock that will prevail in the open market after the consummation of the Business Combination. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of New Intuitive Machines Class A Common Stock and New Intuitive Machines Warrants. The market price New Intuitive Machines Class A Common Stock may decline below $10.00 per share, and you may not be able to sell your New Intuitive Machines Class A Common Stock at or above $10.00 per share, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by issuing New Intuitive Machines Class A Common Stock and New Intuitive Machines Warrants.

The unaudited pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” may not be representative of New Intuitive Machines’ results if the Business Combination is completed.

Inflection Point and Intuitive Machines currently operate as separate companies and have had no prior history as a combined entity, and Intuitive Machines’ and Inflection Point’s operations have not previously been managed on a combined basis. The pro forma financial information included in this proxy statement/prospectus is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Business Combination been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of New Intuitive Machines. The unaudited pro forma financial information does not reflect future events that may occur after the Business Combination and does not consider potential impacts of future market conditions on revenues or expenses. The pro forma financial information included in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” has been derived from Inflection Point’s and Intuitive Machines’ historical financial statements and certain adjustments and assumptions have been made regarding New Intuitive Machines after giving effect to the Business Combination. There may be differences between preliminary estimates in the pro forma financial information and the final acquisition accounting, which could result in material differences from the pro forma information presented in this proxy statement/prospectus in respect of the estimated financial position and results of operations of New Intuitive Machines.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect New Intuitive Machines’ financial condition or results of operations following the Closing. Any potential decline in New Intuitive Machines’ financial condition or results of operations may cause significant variations in the stock price of New Intuitive Machines.

During the pendency of the Business Combination, Inflection Point will not be able to enter into a business combination with another party because of restrictions in the Business Combination Agreement. Furthermore, certain provisions of the Business Combination Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Business Combination Agreement.

Covenants in the Business Combination Agreement impede the ability of Inflection Point to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Business Combination. As a result, Inflection Point may be at a disadvantage to its competitors during that period. In addition, while the Business Combination Agreement is in effect, neither Inflection Point nor Intuitive Machines may solicit, assist, facilitate the making, submission or announcement of, or intentionally encourage any alternative acquisition proposal, such as a merger, material sale of assets or equity interests or other business combination, with any third party, even though any such alternative acquisition could be more favorable to Inflection Point’s shareholders than the Business Combination. In addition, if the Business Combination is not completed, these provisions will make it more difficult to complete an alternative business combination following the termination of the Business Combination Agreement due to the passage of time during which these provisions have remained in effect.

The exercise of Inflection Point’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in Inflection Point’s shareholders’ best interests.

In the period leading up to the Closing, events may occur that, pursuant to the Business Combination Agreement, would require Inflection Point to agree to amend the Business Combination Agreement, to consent to certain actions taken by Intuitive Machines or to waive rights that Inflection Point is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of Intuitive Machines’ businesses or a request by Intuitive Machines to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement. In any of such circumstances, it would be at Inflection Point’s discretion, acting through the Inflection Point Board, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors (and described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is best for Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, Inflection Point does not believe there will be any changes or waivers that Inflection Point’s directors and executive officers would be likely to make after shareholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further shareholder approval, Inflection Point will circulate a new or amended proxy statement/prospectus and resolicit Inflection Point’s shareholders if changes to the terms of the transaction that would have a material impact on its shareholders are required prior to the vote on the Business Combination Proposal.

Inflection Point and Intuitive Machines will incur significant transaction and transition costs in connection with the Business Combination.

Inflection Point and Intuitive Machines have both incurred and expect to continue to incur significant, nonrecurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. Inflection Point and Intuitive Machines may also incur additional costs to retain key employees. Certain transaction expenses incurred in connection with the Business Combination, including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be paid by Inflection Point following the Closing.

If the conditions to the Business Combination Agreement are not met, the Business Combination may not occur.

Even if the Business Combination Agreement is approved by the shareholders of Inflection Point and equity holders of Intuitive Machines, specified conditions must be satisfied or waived before the parties to the Business Combination Agreement are obligated to complete the Business Combination. Inflection Point does not control the satisfaction of all of such conditions. For a list of the material closing conditions contained in the Business Combination Agreement, see the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Business Combination Agreement — Closing Conditions.” Inflection Point and Intuitive Machines may not satisfy all of the closing conditions in the Business Combination Agreement. If the closing conditions are not satisfied or waived, the Business Combination will not occur, or will be delayed pending later satisfaction or waiver, and such delay may cause Inflection Point and Intuitive Machines to each lose some or all of the intended benefits of the Business Combination.

Inflection Point will not have any right to make damage claims against Intuitive Machines for the breach of any representation, warranty or covenant made by Intuitive Machines in the Business Combination Agreement.

The Business Combination Agreement provides that all of the representations, warranties and covenants of the parties contained therein shall not survive the Closing of the Business Combination, except for those covenants that by their terms apply or are to be performed in whole or in part after the Closing, and then only with respect to breaches occurring after Closing. Accordingly, there are no remedies available to the parties with respect to any breach of the representations, warranties, covenants or agreements of the parties to the Business Combination Agreement after the Closing of the Business Combination, except for covenants to be performed in whole or in part after the Closing. As a result, Inflection Point will have no remedy available to it if the Business Combination is consummated and it is later revealed that there was a breach of any of the representations, warranties and covenants made by Intuitive Machines at the time of the Business Combination.

Because Inflection Point is incorporated under the laws of the Cayman Islands, in the event the Business Combination is not completed, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.

Because Inflection Point is currently incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests and your ability to protect your rights through the U.S. federal courts may be limited prior to the Domestication. Inflection Point is currently an exempted company under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon Inflection Point’s directors or officers, or enforce judgments obtained in the United States courts against Inflection Point’s directors or officers.

Until the Domestication is effected, Inflection Point’s corporate affairs are governed by the Cayman Constitutional Documents, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of its directors to Inflection Point under the laws of the Cayman Islands are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of Inflection Point’s shareholders and the fiduciary responsibilities of its directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a federal court of the United States.

Inflection Point has been advised by Maples and Calder (Cayman) LLP, its Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (a) to recognize or enforce against Inflection Point judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (b) in original actions brought in the Cayman Islands, to impose liabilities against Inflection Point predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

The Public Shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the Inflection Point Board or controlling shareholders than they would as Public Shareholders of a U.S. company.

The proposed Business Combination with Intuitive Machines may be delayed or ultimately prohibited since such Business Combination may be subject to regulatory review and approval requirements, including pursuant to foreign investment regulations and review by governmental entities such as the Committee on Foreign Investment in the United States (“CFIUS”.)

The Business Combination may be subject to regulatory review and approval requirements by governmental entities, or ultimately prohibited. CFIUS has authority to review direct or indirect investments whereby a foreign person acquires “control” over or, for more sensitive businesses involving critical technology, critical infrastructure, and sensitive personal data, certain types of non-controlling rights in, U.S. businesses. Some transactions within the jurisdiction of CFIUS trigger a mandatory CFIUS filing requirement. Otherwise, notifying CFIUS of a transaction within its jurisdiction is voluntary. CFIUS can reach out to parties to transactions within its jurisdiction that did not notify CFIUS and request that the parties submit a CFIUS notice and can self-initiate national security reviews. If CFIUS identifies national security concerns in connection with its review of an investment, CFIUS has the power to impose measures to mitigate such concerns and, in extreme cases, require the foreign person to divest of the investment. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, whether the investor/acquiror of the U.S. business is a “foreign person” or ‘‘foreign entity,” the nature and structure of the transaction, the level of beneficial ownership interest being acquired, and the nature of any information or governance rights acquired by the foreign investor.

Inflection Point is currently incorporated in the Cayman Islands and one of its directors, Nicholas Shekerdemian, is a citizen of the United Kingdom of Great Britain and Northern Ireland. However, prior to the consummation of the Business Combination, Inflection Point will change its jurisdiction of incorporation from the Cayman Islands to the State of Delaware and in connection with Closing, Mr. Shekerdemian will resign from the Inflection Point Board. In addition, the Sponsor, which owns 20% of the outstanding Inflection Point Ordinary Shares, is a Cayman Islands limited liability company. However, the Sponsor is exclusively controlled by U.S. nationals and U.S. nationals own a majority of the membership interests of the Sponsor. Accordingly, we do not believe the Sponsor is a “foreign entity” or “foreign person” under the CFIUS regulations. Intuitive Machines is not, is not controlled by and does not have substantial ties with, a non-U.S. person.

The process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete our initial business combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we are unable to consummate the Business Combination within the applicable time period required, including as a result of extended regulatory review, we will, (a) cease all operations except for the purpose of winding up; (b) as promptly as reasonably possible, but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest will be net of taxes payable), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (c) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the Inflection Point Board, dissolve and liquidate, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, our shareholders will miss the opportunity to benefit from the Business Combination or another initial business combination and the potential appreciation in value of such investment. Additionally, the Inflection Point Warrants will become worthless.

The Domestication may result in adverse tax consequences for holders of Inflection Point Class A Ordinary Shares and Inflection Point Warrants.

The Domestication should qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, i.e., an F Reorganization. If the Domestication fails to qualify as an F Reorganization, a U.S. Holder (as defined in “U.S. Federal Income Tax Considerations — II. U.S. Holders”) of Inflection Point Class A Ordinary Shares or Inflection Point Warrants generally would recognize gain or loss with respect to its Inflection Point Class A Ordinary Shares or

Inflection Point Warrants in an amount equal to the difference, if any, between the fair market value of the corresponding common stock or warrants of New Intuitive Machines received in the Domestication and the U.S. Holder’s adjusted tax basis in its Inflection Point Class A Ordinary Shares or Inflection Point Warrants surrendered. Additionally, Non-U.S. Holders (as defined in “U.S. Federal Income Tax Considerations — III. Non-U.S. Holders”) may become subject to withholding tax on any amounts treated as dividends paid on New Intuitive Machines Class A Common Stock after the Domestication.

Assuming that the Domestication qualifies as an F Reorganization, subject to the PFIC rules discussed below, U.S. Holders generally will be subject to Section 367(b) of the Code in connection with the Domestication, and, as a result:

•        a U.S. Holder who is a 10% U.S. Shareholder on the date of the Domestication generally will be required to include in income as a deemed dividend deemed paid by Inflection Point the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to the Inflection Point Class A Ordinary Shares held directly by such U.S. Holder;

•        a U.S. Holder whose Inflection Point Class A Ordinary Shares have a fair market value of $50,000 or more on the date of the Domestication and who, on the date of the Domestication, is not a 10% U.S. Shareholder generally will recognize gain (but not loss) with respect to its Inflection Point Class A Ordinary Shares as if such U.S. Holder exchanged its Inflection Point Class A Ordinary Shares for New Intuitive Machines Class A Common Stock in a taxable transaction, unless such U.S. Holder elects in accordance with applicable Treasury Regulations to include in income as a deemed dividend deemed paid by Inflection Point the “all earnings and profits” amount (as defined in the Treasury Regulations under Section 367 of the Code) attributable to such U.S. Holder’s Inflection Point Class A Ordinary Shares; and

•        a U.S. Holder whose Inflection Point Class A Ordinary Shares have a fair market value of less than $50,000 on the date of the Domestication and who, on the date of the Domestication, is not a 10% U.S. Shareholder, generally will not recognize any gain or loss or include any part of Inflection Point’s earnings and profits in income under Section 367 of the Code in connection with the Domestication.

Additionally, even if the Domestication qualifies as an F Reorganization, proposed Treasury Regulations promulgated under Section 1291(f) of the Code and certain other PFIC rules (which have retroactive effective dates) generally require that a U.S. person who disposes of stock of a PFIC (including for this purpose, under a proposed Treasury Regulation that generally treats an “option” to acquire the stock of a PFIC as stock of the PFIC, exchanging Inflection Point Warrants for newly issued New Intuitive Machines Warrants in the Domestication) must recognize gain equal to the excess of the fair market value of such PFIC stock over its adjusted tax basis, notwithstanding any other provision of the Code. Inflection Point believes that it is likely classified as a PFIC for U.S. federal income tax purposes. As a result, these proposed Treasury Regulations, if finalized in their current form, would generally require a U.S. Holder of Inflection Point Class A Ordinary Shares to recognize gain under the PFIC rules on the exchange of Inflection Point Class A Ordinary Shares for New Intuitive Machines Class A Common Stock pursuant to the Domestication unless such U.S. Holder has made certain tax elections with respect to such U.S. Holder’s Inflection Point Class A Ordinary Shares. In addition, the proposed Treasury Regulations provide coordinating rules with other sections of the Code, including Section 367(b), which affect the manner in which the rules under such other sections apply to transfers of PFIC stock. These proposed Treasury Regulations, if finalized in their current form, would also apply to a U.S. Holder who exchanges Inflection Point Warrants for newly issued New Intuitive Machines Warrants; under current law, however, the elections mentioned above do not apply to Inflection Point Warrants. Any gain recognized from the application of the PFIC rules described above would be taxable income with no corresponding receipt of cash. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. Holder on the undistributed earnings, if any, of Inflection Point. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see “U.S. Federal Income Tax Considerations — II. U.S. Holders — A. Tax Effects of the Domestication to U.S. Holders — 5. PFIC Considerations”.

Although the redemptions of holders that exercise redemption rights with respect to Inflection Point Class A Ordinary Shares will occur prior to the Domestication, it is possible that the IRS could assert that for U.S. federal income tax purposes such redemptions should be treated as occurring after the Domestication. If such redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication, holders exercising redemption rights would be subject to the potential tax consequences of the Domestication, and for U.S. Holders, the determination of whether a U.S. Holder is a 10% U.S. Shareholder or is otherwise subject to Section 367 of the Code would be determined as if the redemptions had not yet occurred at the time of the Domestication. Holders should consult their tax advisors regarding the possibility that the redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication despite the redemptions occurring in form prior to the Domestication.

Upon the Closing, the rights of holders of the New Intuitive Machines Common Stock arising under the DGCL will differ from and may be less favorable to the rights of holders of Inflection Point Ordinary Shares arising under the Companies Act.

Upon the Closing, the rights of holders of New Intuitive Machines Common Stock will arise under the DGCL. The DGCL contains provisions that differ in some respects from those in the Companies Act, and, therefore, some rights of holders of New Intuitive Machines Common Stock could differ from the rights that holders of Inflection Point Ordinary Shares currently possess. For instance, while class actions are generally not available to shareholders under Cayman Islands law, such actions are generally available under Delaware law. This change could increase the likelihood that New Intuitive Machines becomes involved in costly litigation, which could have a material adverse effect on New Intuitive Machines.

For a more detailed description of the rights of holders of the New Intuitive Machines Common Stock under the DGCL and how they may differ from the rights of holders of Inflection Point Ordinary Shares under the Companies Act, please see the section of this proxy statement/prospectus entitled “The Domestication Proposal — Comparison of Shareholder Rights under Applicable Corporate Law Before and After Domestication.”

Delaware law and the Proposed Certificate of Incorporation and Proposed By-Laws will contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

The Proposed Certificate of Incorporation and Proposed By-Laws that will be in effect at the Closing differ from the Cayman Constitutional Documents. Among other differences, the Proposed Certificate of Incorporation, and the DGCL, contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by the New Intuitive Machines Board and therefore depress the trading price of the New Intuitive Machines Class A Common Stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the then-current members of the New Intuitive Machines Board or taking other corporate actions, including effecting changes in management. Among other things, the Proposed Certificate of Incorporation and Proposed By-Laws include provisions regarding:

•        the ability of the New Intuitive Machines Board to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•        the limitation of the liability of, and the indemnification of, New Intuitive Machines’ directors and officers;

•        the right of the New Intuitive Machines Board to elect a director to fill a vacancy created by the expansion of the New Intuitive Machines Board or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on the New Intuitive Machines Board;

•        the requirement that directors may only be removed from the New Intuitive Machines Board for cause and upon the affirmative vote of the holders of at least 662/3% of the total voting power of then outstanding capital stock of New Intuitive Machines;

•        a prohibition from and after the time New Intuitive Machines ceases to be a controlled company under applicable Nasdaq rules, on stockholder action by written consent (except for actions by the holders of New Intuitive Machines Class B Common Stock, New Intuitive Machines Class C Common Stock or as

required for holders of any series of New Intuitive Machines Preferred Stock), which forces stockholder action to be taken at an annual or special meeting of stockholders and could delay the ability of stockholders to force consideration of a stockholder proposal or to take action, including the removal of directors;

•        the requirement that a special meeting of stockholders may be called only by the New Intuitive Machines Board, the chairman of the New Intuitive Machines Board or New Intuitive Machines’ chief executive officer or (ii) for so long as New Intuitive Machines is a controlled company under applicable Nasdaq rules, by the secretary of New Intuitive Machines at the request of any holder of record of at least 25% of the voting power of the issued and outstanding shares of capital stock of New Intuitive Machines, which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors;

•        controlling the procedures for the conduct and scheduling of the New Intuitive Machines Board and stockholder meetings;

•        the requirement for the affirmative vote of holders of at least 662/3% of the total voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend, alter, change or repeal certain provisions in the Proposed Certificate of Incorporation which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the New Intuitive Machines Board and also may inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt;

•        the ability of the New Intuitive Machines Board to amend the Proposed By-Laws, which may allow the New Intuitive Machines Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the Proposed By-Laws to facilitate an unsolicited takeover attempt; and

•        advance notice procedures with which stockholders of the New Intuitive Machines must comply to nominate candidates to the New Intuitive Machines Board or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the New Intuitive Machines Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of New Intuitive Machines.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the New Intuitive Machines Board or management.

In addition, as a Delaware corporation, New Intuitive Machines will generally be subject to provisions of Delaware law, including the DGCL. See the section of this proxy statement/prospectus entitled “Description of New Intuitive Machines’ Securities — Anti-Takeover Effects of the Proposed Certificate of Incorporation, the Proposed By-Laws and Certain Provisions of Delaware Law.”

Any provision of the Proposed Certificate of Incorporation, Proposed By-Laws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for stockholders to receive a premium for their shares of New Intuitive Machines’ Common Stock and could also affect the price that some investors are willing to pay for New Intuitive Machines Common Stock.

The Proposed Certificate of Incorporation and the Proposed By-Laws are attached as Annex C and Annex D, respectively, to this proxy statement/prospectus and we urge you to read them.

The Proposed Certificate of Incorporation will designate a state or federal court located within the State of Delaware as the exclusive forum for certain types of actions and proceedings between New Intuitive Machines and its stockholders, and the federal district courts as the exclusive forum for Securities Act claims, which could limit New Intuitive Machines’ stockholders’ ability to choose the judicial forum for disputes with New Intuitive Machines or its directors, officers, or employees.

The Proposed Certificate of Incorporation will provide that, unless New Intuitive Machines consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware, or if such court does not have subject matter jurisdiction, any other court located in the State of Delaware with subject matter jurisdiction, will be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of New Intuitive Machines,

(b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of New Intuitive Machines to it or its stockholders, (c) any action asserting a claim against New Intuitive Machines or its officers or directors arising pursuant to any provision of the DGCL, the Proposed Certificate of Incorporation or Proposed By-Laws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, (d) any action to interpret, apply, enforce or determine the validity of the Proposed Certificate of Incorporation or the Proposed By-Laws or any provision thereof, (e) any action asserting a claim against New Intuitive Machines or any current or former director, officer, employee, stockholder or agent of New Intuitive Machines governed by the internal affairs doctrine of the law of the State of Delaware or (f) any action asserting an “internal corporate claim” as defined in Section 115 of the DGCL. The Proposed Certificate of Incorporation will also provide that, unless New Intuitive Machines consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for the resolutions of any complaint asserting a cause of action arising under the Securities Act. This provision in the Proposed Certificate of Incorporation will not address or apply to claims that arise under the Exchange Act; however, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. To the extent these provisions could be construed to apply to such claims, there is uncertainty as to whether a court would enforce such provisions in connection with such claims, and stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in any of the securities of New Intuitive Machines will be deemed to have notice of and consented to the provisions of the Proposed Certificate of Incorporation described in the preceding paragraph. These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with New Intuitive Machines or its directors, officers, or other employees, which may discourage lawsuits against New Intuitive Machines and its directors, officers, and other employees. The enforceability of similar exclusive-forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in the Proposed Certificate of Incorporation is inapplicable or unenforceable. If a court were to find these exclusive-forum provisions to be inapplicable or unenforceable in an action, New Intuitive Machines may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm its results of operations.

New Intuitive Machines will be a “controlled company” within the meaning of the Nasdaq listing standards and, as a result, will qualify for, and intends to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

The New Intuitive Machines Founders will own more than 50% of the combined voting power for the election of directors to the New Intuitive Machines Board, and, as a result, New Intuitive Machines will be considered a “controlled company” for the purposes of the Nasdaq rules. As such, New Intuitive Machines will qualify for exemptions from certain corporate governance requirements, including that a majority of the New Intuitive Machines Board consist of “independent directors,” as defined under the Nasdaq rules. In addition, New Intuitive Machines will not be required to have a nominating and corporate governance committee or compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities or to conduct annual performance evaluations of the nominating and corporate governance and compensation committees.

As permitted for a “controlled company,” a majority of the New Intuitive Machines Board and New Intuitive Machines’ Compensation and Nominating and Corporate Governance Committees will not be independent. Accordingly, New Intuitive Machines stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Nasdaq rules.

If at any time New Intuitive Machines ceases to be a “controlled company” under the Nasdaq rules, the New Intuitive Machines Board intends to take any action that may be necessary to comply with the Nasdaq rules, subject to a permitted “phase-in” period. These and any other actions necessary to achieve compliance with such rules may increase New Intuitive Machines’ legal and administrative costs, will make some activities more difficult, time-consuming and costly and may also place additional strain on New Intuitive Machines’ personnel, systems and resources.

Following the completion of the Business Combination, New Intuitive Machines’ principal stockholders and management will exert significant influence over New Intuitive Machines and their interests may conflict with yours in the future.

Each share of New Intuitive Machines Class A Common Stock initially entitles its holders to one vote on all matters presented to stockholders generally, each share of New Intuitive Machines Class B Common Stock initially entitles its holders to one vote on all matters presented to stockholders generally and each share of New Intuitive Machines Class C Common Stock initially entitles its holders to three votes on all matters presented to stockholders generally. Accordingly, the Intuitive Machines Founders, by virtue of their New Intuitive Machines Class C Common Stock, will hold approximately 82.5% of the combined voting power of New Intuitive Machines immediately following the Closing assuming no options or warrants to purchase shares of New Intuitive Machines are exercised and approximately 75.9% of the total voting power of New Intuitive Machines on a fully-diluted basis (excluding unallocated options), in each case, assuming no redemptions. Accordingly, those owners, if voting in the same manner, will be able to control the election and removal of the directors of New Intuitive Machines and thereby determine corporate and management policies, including potential mergers or acquisitions, payment of dividends, asset sales, amendment of the Proposed Certificate of Incorporation and Proposed By-Laws and other significant corporate transactions of New Intuitive Machines for so long as they retain significant ownership of New Intuitive Machines Class C Common Stock. This concentration of ownership may delay or deter possible changes in control of New Intuitive Machines, which may reduce the value of an investment in New Intuitive Machines Class A Common Stock and the New Intuitive Machines Class B Common Stock.

The Proposed Certificate of Incorporation will not limit the ability of the Sponsor, investment funds affiliated with or advised by Kingstown Capital Management L.P. (the “Kingstown Funds”) or our non-employee directors to compete with us.

The Sponsor, the Kingstown Funds and our non-employee directors and their respective affiliates engage in a broad spectrum of activities, including investments in the aerospace industries. In the ordinary course of their business activities, the Sponsor, the Kingstown Funds and our non-employee directors and their respective affiliates may engage in activities where their interests conflict with New Intuitive Machines’ interests or those of its stockholders. The Proposed Certificate of Incorporation will provide that, to the fullest extent permitted by law, none of the Sponsor, the Kingstown Funds, our non-employee directors or any their respective affiliates (including any non-employee director who serves an officer of New Intuitive Machines in both his or her director and officer capacities) will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which New Intuitive Machines operates or otherwise competing with New Intuitive Machines or any of its affiliates. Further, to the fullest extent permitted by law, no such persons will be liable to New Intuitive Machines for breach of any fiduciary duty solely by reason of the fact that such person engages in any such activity. The Sponsor, the Kingstown Funds, and their directors and officers may pursue, in their capacities other than as directors of the New Intuitive Machines Board, acquisition opportunities that may be complementary to New Intuitive Machines’ business, and, as a result, those acquisition opportunities may not be available to New Intuitive Machines. In addition, the Sponsor, the Kingstown Funds, and their directors and officers may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

Inflection Point’s officers and directors and/or their affiliates may enter into agreements concerning Inflection Point’s securities prior to the extraordinary general meeting, which may have the effect of increasing the likelihood of completion of the Business Combination or decreasing the value of the Inflection Point securities.

At any time prior to the extraordinary general meeting, during a period when they are not then aware of any material non-public information regarding Inflection Point or its securities, Inflection Point’s officers and directors and/or their affiliates may enter into a written plan to purchase Inflection Point’s securities pursuant to Rule 10b5-1 of the Exchange Act, and may engage in other public market purchases, as well as private purchases, of securities. In addition, at any time prior to the extraordinary general meeting, during a period when they are not then aware of any material non-public information regarding Inflection Point or its securities, Inflection Point’s officers and directors and/or their respective affiliates may (a) purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal or the other Shareholder Proposals, (b) execute agreements to purchase such shares from institutional and other investors in the future, and/or (c) enter into transactions with institutional and other investors to provide such persons with incentives to acquire Public Shares or vote their Public Shares in favor of the Business Combination Proposal or the other Shareholder Proposals. Such an agreement may include a contractual acknowledgement that such shareholder, although still the record holder of such shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that Inflection Point’s officers and directors or their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling Public Shareholders would be required to revoke their prior elections to redeem their Public Shares. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their Public Shares, including the granting of put options and the transfer of shares or Private Placement Warrants owned by the Sponsor for nominal value to such investors or holders.

The purpose of such share purchases and other transactions by Inflection Point’s officers and directors and/or their respective affiliates would be to increase the likelihood of satisfaction of the requirements that (a) the holders of the requisite number of Inflection Point Ordinary Shares present and voting at the extraordinary general meeting vote in favor of the Business Combination Proposal and the other Shareholder Proposals and/or (b) that Inflection Point will (without regard to any assets or liabilities of Intuitive Machines) have at least $5,000,001 in net tangible assets immediately prior to the Closing after taking into account holders of Public Shares that properly demanded redemption of their Public Shares into cash, when, in each case, it appears that such requirement would otherwise not be met.

Entering into any such arrangements may have a depressive effect on the Inflection Point Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the extraordinary general meeting.

As of the date of this proxy statement/prospectus, except as noted elsewhere in this proxy statement/prospectus, including with respect to the IPO Redemption Waiver and the Non-Redemption Agreement (see “Business Combination Proposal — Related Agreements”), Inflection Point’s directors and officers and their affiliates have not entered into any such agreements. Inflection Point will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Investors may not have the same benefits as an investor in an underwritten public offering.

New Intuitive Machines will be a publicly listed company upon the completion of the Business Combination. The Business Combination is not an underwritten initial public offering of New Intuitive Machines’ securities and differs from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:

Like other business combinations and spin-offs, in connection with the Business Combination, investors will not receive the benefits of the diligence performed by the underwriters in an underwritten public offering. Investors in an underwritten public offering may benefit from the role of the underwriters in such an offering. In an underwritten public offering, an issuer initially sells its securities to the public market via one or more underwriters, who distribute or resell such securities to the public. Underwriters have liability under the U.S. securities laws for material misstatements or omissions in a registration statement pursuant to which an issuer sells securities. Because the underwriters have a “due diligence” defense to any such liability by, among other things, conducting a reasonable investigation, the underwriters and their counsel conduct a due diligence investigation of the issuer. Due diligence entails engaging legal, financial and/or other experts to perform an investigation as to the accuracy of an issuer’s disclosure regarding, among other things, its business and financial results. In making their investment decision, investors have the benefit of such diligence in underwritten public offerings. Investors in Inflection Point and New Intuitive Machines must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering. While sponsors, private investors and management in a business combination undertake a certain level of due diligence, it is not necessarily the same level of due diligence undertaken by an underwriter in a public securities offering and, therefore, there could be a heightened risk of an incorrect valuation of Intuitive Machines’ business or material misstatements or omissions in this proxy statement/prospectus.

In addition, because there are no underwriters engaged in connection with the Business Combination, prior to the opening of trading on the trading day immediately following the closing, there will be no traditional “roadshow” or book building process, and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the initial post-closing trades. Therefore, buy and sell orders submitted prior to and at the opening of initial post-closing trading of New Intuitive Machines’ securities will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. There will be no underwriters assuming risk in connection with an initial resale of New Intuitive Machines securities or helping to stabilize, maintain or affect the public price of New Intuitive Machines securities following the Closing. Moreover, New Intuitive Machines will not engage in, and has not and will not, directly or indirectly, request financial advisors to engage in, any special selling efforts or stabilization or price support activities in connection with the New Intuitive Machines securities that will be outstanding immediately following the closing. In addition, since New Intuitive Machines will become public through a merger, securities analysts of major brokerage firms may not provide coverage of Intuitive Machines since there is no incentive to brokerage firms to recommend the purchase of its shares of common stock. No assurance can be given that brokerage firms will, in the future, want to conduct any offerings on New Intuitive Machines’ behalf. All of these differences from an underwritten public offering of New Intuitive Machines’ securities could result in a more volatile price for New Intuitive Machines’ securities.

In addition, the Sponsor, certain members of the Inflection Point Board and its officers, as well as their respective affiliates and permitted transferees, have interests in the Business Combination that are different from or are in addition to those of holders of New Intuitive Machines’ securities following completion of the Business Combination, and that would not be present in an underwritten public offering of New Intuitive Machines’ securities. Such interests may have influenced the Inflection Point Board in making their recommendation that Inflection Point shareholders vote in favor of the approval of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus. See also “Risk Factors — Some of Inflection Point’s officers and directors may have conflicts of interest that may influence or have influenced them to support or approve the Business Combination without regard to your interests or in determining whether Intuitive Machines is appropriate for Inflection Point’s initial business combination.”

Such differences from an underwritten public offering may present material risks to unaffiliated investors that would not exist if New Intuitive Machines became a publicly listed company through an underwritten initial public offering instead of upon completion of the Business Combination.

New Intuitive Machines’ business and operations could be negatively affected if it becomes subject to any securities litigation or stockholder activism, which could cause New Intuitive Machines to incur significant expense, hinder execution of business and growth strategy and impact its stock price.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Shareholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Volatility in the stock price of the New Intuitive Machines Class A Common Stock or other reasons may in the future cause it to become the target of securities litigation or stockholder activism. Securities litigation and stockholder activism, including potential proxy contests, could result in substantial costs and divert management’s and the New Intuitive Machines Board’s attention and resources from New Intuitive Machines’ business. Additionally, such securities litigation and stockholder activism could give rise to perceived uncertainties as to New Intuitive Machines’ future, adversely affect its relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, New Intuitive Machines may be required to incur significant legal fees and other expenses related to any securities litigation and activist stockholder matters.

Further, its stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and stockholder activism.

Risks Related to Intuitive Machines’ Business

Following the Closing, New Intuitive Machines will be a holding company with no direct operations that relies on dividends, distributions, loans and other payments, advances and transfers of funds from Intuitive Machines OpCo to pay dividends, pay expenses and meet its other obligations. Accordingly, New Intuitive Machines’ stockholders and warrant holders will be subject to all of the risks of Intuitive Machines’ business following the Closing.

Throughout this section, unless otherwise noted, “Intuitive Machines” refers to Intuitive Machines, LLC and its consolidated subsidiaries.

Risks Relating to Intuitive Machines’ Business and Industry

Our limited operating history makes it difficult to evaluate our future prospects and the risks and challenges we may encounter.

We have a limited operating history in a rapidly evolving industry that may not develop in a manner favorable to our business. While our business has grown rapidly, and much of that growth has occurred in recent periods, the markets for launch services, space systems, spacecraft components and space data applications may not continue to develop in a manner that we expect or that otherwise would be favorable to our business. As a result of our limited operating history and ongoing changes in our new and evolving industry, including evolving demand for our products and services, our ability to forecast our future results of operations and plan for and model future growth is limited and subject to a number of uncertainties. We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, such as the risks and uncertainties described herein. Accordingly, we may be unable to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of delays arising from these factors, and our results of operations in future reporting periods may be below the expectations of investors or analysts. If we do not address these risks successfully, our results of operations could differ materially from our estimates and forecasts or the expectations of investors or analysts, causing our business to suffer and our common stock price to decline.

If we fail to manage our growth effectively, we may be unable to execute our business plan and our business, results of operations, and financial condition could be harmed.

In order to achieve the substantial future revenue growth we have projected, we must develop and market new products and services. We intend to expand our operations significantly. To properly manage our growth, we will need to hire and retain additional personnel, upgrade our existing operational management and financial and reporting systems, and improve our business processes and controls. Our future expansion will include:

•        hiring and training new personnel;

•        developing new technologies;

•        controlling expenses and investments in anticipation of expanded operations;

•        upgrading the existing operational management and financial reporting systems and team to comply with requirements as a public company; and

•        implementing and enhancing administrative infrastructure, systems and processes.

If our operations continue to grow as planned, of which there can be no assurance, we will need to expand our sales and marketing, research and development, customer and commercial strategy, products and services, supply, and manufacturing functions. These efforts will require us to invest significant financial and other resources, including in industries and sales channels in which we have limited experience to date. We will also need to continue to leverage our manufacturing and operational systems and processes, and there is no guarantee that we will be able to scale the business as currently planned or within the planned timeframe. The continued expansion of our business may also require additional manufacturing and operational facilities, as well as space for administrative support, and there is no guarantee that we will be able to find suitable locations for the manufacture of our space vehicles and related equipment.

Our continued growth could increase the strain on our resources, and we could experience operating difficulties, including difficulties in hiring and training employees, finding manufacturing capacity to produce our space vehicles and related equipment, and delays in production. These difficulties may divert the attention of management and key employees and impact financial and operational results. If we are unable to drive commensurate growth, these costs, which include lease commitments, headcount and capital assets, could result in decreased margins, which could have a material adverse effect on our business, financial condition and results of operations.

Competition from existing or new companies could cause us to experience downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities, and the loss of market share.

We operate in highly competitive markets and generally encounter intense competition to win contracts from many other firms, including lower and mid-tier federal contractors with specialized capabilities and the federal government. Additionally, our markets are facing increasing industry consolidation, resulting in larger competitors who have more market share putting more downward pressure on prices and offering a more robust portfolio of products and services. We are subject to competition based upon product design, performance, pricing, quality, and services. Our product performance, engineering expertise, and product quality have been important factors in our growth. While we try to maintain competitive pricing on those products that are directly comparable to products manufactured by others, in many instances our products will conform to more exacting specifications and carry a higher price than analogous products. Many of our customers and potential customers have the capacity to design and internally manufacture products that are similar to our products. We face competition from research and product development groups and the manufacturing operations of current and potential customers, who continually evaluate the benefits of internal research, product development, and manufacturing versus outsourcing.

In addition, some of our foreign competitors currently benefit from, and others may benefit in the future from, protective measures by their home countries where governments are providing financial support, including significant investments in the development of new technologies. Government support of this nature greatly reduces the commercial risks associated with aerospace technology development activities for these competitors. This market environment may result in increased pressures on our pricing and other competitive factors.

We believe our ability to compete successfully in designing, engineering and manufacturing our products and services at significantly reduced cost to customers does and will depend on a number of factors, which may change in the future due to increased competition, our ability to meet our customers’ needs and the frequency and availability of our offerings. If we are unable to compete successfully, our business, financial condition and results of operations would be adversely affected.

A pandemic outbreak of a novel strain of coronavirus, also known as COVID-19, has disrupted and may continue to adversely affect our business operations and our financial results.

The global spread of COVID-19 has disrupted certain aspects of our operations and may adversely impact our business operations and financial results, including our ability to execute on our business strategy and goals. Specifically, the continued spread of COVID-19 and related precautionary measures have resulted in delays or disruptions in our supply chain; delays in the launch or execution of certain of our customers’ projects; and a decrease of our operational efficiency in the development of our systems, products, technologies and services. We continue to take measures within our facilities to ensure the health and safety of our employees, which include the creation of a task force to implement COVID-19 protocols in compliance with federal, state and local recommendations, encouraging masking and vaccination, rearranging facilities and work schedules to follow social distancing protocols and undertaking regular and thorough disinfecting of surfaces and tools. However, there can be no assurance that these measures will prevent disruptions due to COVID-19 within our workforce. These measures have also resulted in the reduction of operational efficiency within our impacted workforce, and we expect they will continue to do so.

The pandemic has also resulted in, and may continue to result in, significant disruption and volatility of global financial markets. This disruption and volatility may adversely impact our ability to access capital, which could in the future negatively affect our liquidity and capital resources. Given the rapid and evolving nature of the impact of the virus, responsive measures taken by governmental authorities and the continued uncertainty about its impact on society and the global economy, we cannot predict the extent to which it will affect our operations, particularly if these impacts persist or worsen over an extended period of time. To the extent COVID-19 adversely affects our business operations and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Unsatisfactory safety performance of our spaceflight systems or security incidents at our facilities could have a material adverse effect on our business, financial condition and results of operation.

We manufacture and operate highly sophisticated spaceflight systems that depend on complex technology. We also work cooperatively with our suppliers, subcontractors, venture partners and other parties (“Third Parties”). Failures and disruptions or compromises to our or our Third Parties’ systems may be caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, bugs or vulnerabilities, physical or electronic break-ins, human error, intentional conduct, targeted cyberattacks, or similar events or incidents. While we have built operational processes to ensure that the design, manufacture, performance and servicing of our spaceflight systems meet rigorous performance goals, there can be no assurance that we will not experience operational or process failures and other problems, including through manufacturing or design defects, pilot error, failure of Third Party safeguards, natural disasters, cyber-attacks, or other intentional acts, that could result in potential safety risks. There can be no assurance that our preparations, or those of Third Parties, will be able to prevent any such incidents.

Any actual or perceived safety issues may result in significant reputational harm to our businesses, in addition to tort liability, maintenance, increased safety infrastructure and other costs that may arise. Such issues with our spaceflight systems, facilities, or customer safety could result in delaying or cancelling planned flights, increased regulation or other systemic consequences. Our inability to meet our safety standards or adverse publicity affecting our reputation as a result of accidents, mechanical failures, damages to customer property or medical complications could have a material adverse effect on our business, financial condition and results of operation.

If any of our systems, the systems of any critical Third Parties upon which we rely or our customers’ systems are, or appear to be, breached or if unauthorized processing of customer or Third-Party data is otherwise performed, public perception of our products services may be harmed, and we may lose business and incur losses or liabilities.

Threat actors (such as ransomware groups) are becoming increasingly sophisticated and using tools and techniques that are designed to circumvent security controls, to evade detection and to remove or obfuscate forensic evidence. Our and our Third Parties’ technology systems and networks may be damaged, disrupted, or compromised by malicious events, such as cyberattacks (including computer viruses, ransomware, and other malicious and destructive code, phishing attacks, and denial of service attacks), physical or electronic security breaches, natural disasters, fire, power loss, telecommunications failures, personnel misconduct, and human error. Such attacks or security breaches may be perpetrated by internal bad actors, such as employees or contractors, or by third parties. Furthermore, because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until after they are launched against a target, we and our Third Parties may be unable to anticipate these techniques or implement adequate preventative measures. While we have implemented what we believe is an appropriate information security program with cybersecurity procedures, practices, and controls, the control systems, cybersecurity program, infrastructure, physical facilities of, and personnel associated with Third Parties that we rely on are beyond our control and we cannot guarantee that our or our Third Parties’ systems and networks have not been breached or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our systems and networks or the systems and networks of Third Parties that support us and our products and services. In addition, our defensive measures, including back-up systems and disaster recovery plans, or those of our critical Third Parties, may fail to timely or effectively anticipate, detect, prevent or allow us to recover from cyberattacks.

Our costs to adequately counter the risk of cyber-attacks and to comply with contractual and/or regulatory compliance requirements may increase significantly in the future. If there is a security vulnerability, error, or other bug in one of ours or our critical Third-Party systems or if there is a security exploit targeting them, we could face increased costs, claims, liability, reduced revenue, and harm to our reputation or competitive position. Because we do not maintain cybersecurity insurance, these costs will come directly from us and this could harm our financial condition.

The market for commercial spaceflight has not been established with precision. It is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected.

The market for commercial spaceflight has not been established with precision and is still emerging. Our estimates for the total addressable market for commercial spaceflight are based on a number of internal and third-party estimates, including our current backlog, the number of consumers, assumed flight cadence, our ability to leverage our current manufacturing and operational processes and general market conditions. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct. The conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the annual total addressable market for commercial spaceflight, as well as the expected growth rate for the total addressable market for that experience, may prove to be incorrect.

We may experience delayed launches, launch failures, failure of our satellites or lunar landers to reach their planned orbital locations, significant increases in the costs related to launches of satellites and lunar landers, and insufficient capacity available from satellite and lunar lander launch providers. Any such issue could result in the loss of our satellites and lunar landers or cause significant delays in their deployment, which could harm our business, prospects, financial condition and results of operations.

Delays in launching satellites or landers are common and can result from manufacturing delays, unavailability of reliable launch opportunities with suppliers, launch supplier schedule delays, delays in obtaining required regulatory approvals, changes in landing coordinates, updates to mission specifications (including mission scope and objectives) and launch failures. If satellite or lander manufacturing schedules are not met, a launch opportunity may not be available at the time the satellites or landers are ready to be launched. We also share launches with other manufacturers who may cause launch delays that are outside of our control. In addition, launch vehicles or satellite deployment mechanisms may fail, which could result in the destruction of any satellites or landers we have in such launch vehicle or an inability for the satellites or landers to perform their intended mission. Launch failures also result in significant delays in the deployment of satellites or landers because of the need to manufacture replacement parts, which typically takes up to six months or longer, and to obtain another launch opportunity. We also regularly review intended landing coordinates in order to determine the optimal landing site for our landers in consultation with NASA, while also updating mission specifications such as the scope of missions and the mission objectives. As such, from time to time, we have made, and expect to continue to make, material modifications to our missions, each of which may, alone or in the aggregate, cause us experience material delays. Further, it could be more costly, and potentially prohibitively more costly, for us to launch and deploy our satellites or landers in the future due to increases in the cost of launches, launch insurance rates and launch-related services. Any launch failure, underperformance, delay, or increase in the cost of satellite or lander launches or related services, could have a material adverse effect on our results of operations, business prospects and financial condition.

Customer concentration creates risks for our business.

Over 80% of our revenues each year comes from a small number of customers. To the extent that any large customer fails to meet its purchase commitments, changes its ordering patterns or business strategy, or otherwise reduces its purchases or stops purchasing our products or services, or if we experience difficulty in meeting the demand by these customers for our products or services, our revenues and results of operations could be adversely affected.

We may experience a total loss of our technology and products and our customers’ payloads if there is an accident on launch or during the journey into space, and any insurance we have may not be adequate to cover our loss. Also, due to the inherent risks associated with commercial spaceflight, there is the possibility that any accident or catastrophe could lead to the loss of human life or a medical emergency.

Although there have been and will continue to be technological advances in spaceflight, it is still an inherently dangerous activity. Explosions and other accidents on launch or during the flight have occurred and will likely occur in the future. If such incident should occur, we will likely experience a total loss of our systems, products, technologies and services and our customers’ payloads. The total or partial loss of one or more of our products or customer payloads could have a material adverse effect on our results of operations and financial condition. For some missions, we can elect to buy launch insurance, which can reduce our monetary losses from the launch failure, but even in this case we will have losses associated with our inability to test our technology in space and delays with further technology development.

Further, commercial spaceflight is an inherently risky activity that can lead to accidents or catastrophes impacting human life. It is impossible to completely eliminate the potential for human error, and there is a possibility that other accidents may occur in the future as a result of human error or for a variety of other reasons, some of which may be out of our control. Any such accident could result in substantial losses to us, including reputational harm and legal liability, and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

The release, unplanned ignition, explosion, or improper handling of dangerous materials used in our business could disrupt our operations and adversely affect our financial results.

Our business operations involve the handling, production and disposition of potentially explosive and ignitable energetic materials and other dangerous chemicals, including materials used in rocket propulsion. The handling, production, transport and disposition of hazardous materials could result in incidents that temporarily shut down or otherwise disrupt our manufacturing operations and could cause production delays. A release of these chemicals or an unplanned ignition or explosion could result in death or significant injuries to employees and others. Material property damage to us and third parties could also occur. Extensive regulations apply to the handling of explosive and energetic materials, including but not limited to regulations governing hazardous substances and hazardous waste. The failure to properly store and ultimately dispose of such materials could create significant liability and/or result in regulatory sanctions. Any release, unplanned ignition, or explosion could expose us to adverse publicity or liability for damages or cause production delays, any of which could have a material adverse effect on our operating results, financial condition and/or cash flows.

We rely on a limited number of suppliers for certain materials and supplied components. We may not be able to obtain sufficient materials or supplied components to meet our manufacturing and operating needs, or obtain such materials on favorable terms.

We rely on a limited number of suppliers for certain raw materials and supplied components. We may not be able to obtain sufficient raw materials or supplied components to meet our manufacturing and operating needs, or obtain such materials on favorable terms, which could impair our ability to fulfill our orders in a timely manner or increase our costs of production.

Our ability to manufacture our launch vehicles is dependent upon sufficient availability of raw materials and supplied components, which we secure from a limited number of suppliers. Our reliance on suppliers to secure these raw materials and supplied components exposes us to volatility in the prices and availability of these materials. We may not be able to obtain sufficient supply of raw materials or supplied components, on favorable terms or at all, which could result in delays in manufacture of our spacecraft or increased costs.

In addition, we have in the past and may in the future experience delays in manufacture or operation as we go through the requalification process with any replacement third-party supplier, as well as the limitations imposed by the International Trade in Arms Regulations administered by the U.S. Department of State (“ITAR”) and other restrictions on transfer of sensitive technologies. Additionally, the imposition of tariffs on such raw materials or supplied components could have a material adverse effect on our operations. Prolonged disruptions in the supply of any of our key raw materials or components, difficulty qualifying new sources of supply, implementing use of replacement materials or new sources of supply or any volatility in prices could have a material adverse effect on our ability to operate in a cost-efficient, timely manner and could cause us to experience cancellations or delays of scheduled launches, customer cancellations or reductions in our prices and margins, any of which could harm our business, financial condition and results of operations.

Our revenue, results of operations and reputation may be negatively impacted if our products contain defects or fail to operate in the expected manner.

We sell complex and technologically advanced products and services, including rocket launch services, mission services, spacecraft and spacecraft components. Sophisticated software used in our products and services, including software developed by us, may contain defects that can unexpectedly interfere with the software’s intended operation. Defects may also occur in components and products that we manufacture or purchase from third parties. Most of the launch vehicles, spacecraft and spacecraft components we have developed must function under demanding and unpredictable operating conditions and in harsh and potentially destructive environments. Our products and services may not be successfully implemented, pass required acceptance criteria, or operate or give the desired output, or we may not be able to detect and fix all defects in the launch vehicles, spacecraft, spacecraft components and systems we sell and/or use. Failure to do so could result in lost revenue and damage to our reputation and may adversely affect our ability to win new contract awards.

Rising inflation may materially impact our financial operations or results of operations.

Recently, inflation has increased to its highest level in decades. Inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, shipping costs, supply shortages, increased costs of labor and other similar effects. As a result of inflation, we have and may continue to experience cost increases. Although we may take measures to mitigate the impact of inflation, if these measures are not effective, our business, financial condition and results of operations could be materially adversely affected.

Our business is substantially dependent on contracts entered into with customers in the ordinary course of business. As such, we are subject to counterparty risk. If a counterparty to one of our contracts were to default or otherwise fail to perform or be delayed in its performance on any of its contractual obligations to us, such default, failure to perform or delay could have a material adverse effect on our business, financial condition and results of operations.

Our business is substantially dependent on contracts entered into with customers, in the ordinary course of business. Our budgeted capital expenditures, forecasted growth and strategic plan are based on revenues expected to be generated pursuant to signed contracts existing as of the date such budget, forecast and strategic plan are approved by management and our board of directors. If a customer were to default or otherwise fail to perform or be delayed in the fulfilment of its contractual obligations to us, we would be required to adjust our budget, forecasts and strategic plans to mitigate the impact of such circumstance, which may negatively affect our business, financial condition, cash flows and/or liquidity. Additionally, if the scope of anticipated work related to any customer contract were to change due to unforeseen circumstances or evolving requirements of one or more of our counterparties, we may be unable to generate revenue on our anticipated timeline or may be required to incur increased costs from those originally estimated for a project, which could cause our budgets, forecasts and plans to be inaccurate. For instance, due to a change in the landing site of the IM-1 mission and an incremental delay in milestone payments due to a now-resolved technical issue, we expect that certain revenue associated with such mission will shift from 2022 to 2023. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Intuitive Machines — New Lunar Landing Site and Updated Financial Expectations” for more information. While we endeavor to mitigate this risk by assuming potential delays in revenue generation and estimated contract progress when preparing our budget, forecast and strategic plans, it is not possible to predict with accuracy the impact of any default, failure to perform or delay, which results in our inability to completely mitigate such risks. As such, the counterparty default, failure to perform or delay in performance may have a material adverse impact on our business, financial condition and results of operations.

If our prime contractors fail to maintain their relationships with their counterparties and fulfill their contractual obligations, our performance as a subcontractor and our ability to obtain future business could be materially and adversely impacted and our actual results could differ materially and adversely from those anticipated.

We act as a subcontractor to prime contractors on multiple government contracts, including NASA’s JSC Engineering, Technology, and Science program (“JETS Program”). Our performance as a subcontractor on a government contract, including the JETS Program, is dependent on the prime contractor’s ability to satisfactorily maintain its relationship with the government and fulfill its obligations under its contracts. A failure by the prime contractors to fulfill their obligations under their contracts could result in the termination of the prime contract or delayed revenue generation and recognition, thereby resulting in either the termination of our subcontract or material modifications to our subcontract. If any significant subcontract is terminated or delayed in this manner, it could cause our actual results to differ materially and adversely from those anticipated.

Risks Relating to Compliance with Law, Government Regulation and Litigation

Our business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto.

We are subject to a wide variety of laws and regulations relating to various aspects of our business, including with respect to our launch system operations, employment and labor, health care, tax, data privacy of the personal information we collect and process and data security of the operational and information technology we use, health and safety, and environmental issues. Laws and regulations at the foreign, federal, state and local levels frequently change and are often interpreted in different ways, especially in relation to new and emerging industries, and we cannot always reasonably predict the impact from, or the ultimate cost of compliance with, current or future regulatory or administrative changes. While we monitor these developments and devote a significant amount of management’s time and external resources towards compliance with these laws, regulations and guidelines, we cannot guarantee that these measures will be satisfactory to regulators or other third parties, such as our customers. Moreover, changes in law, the imposition of new or additional regulations or the enactment of any new or more stringent legislation that impacts our business could require us to change the way we operate and could have a material adverse effect on our sales, profitability, cash flows and financial condition.

Failure to comply with these laws, such as with respect to obtaining and maintaining licenses, certificates, authorizations and permits critical for the operation of our business, may result in civil penalties or private lawsuits, or the suspension or revocation of licenses, certificates, authorizations or permits, which would prevent us from operating our business. For example, the operation and launch of our spacecraft in the United States require licenses and permits from the Federal Communications Commission (the “FCC”) and the Federal Aviation Administration (the “FAA”), as well as review by other agencies of the U.S. Government, including the Department of Defense, Department of State, and NASA. Such license approvals may include an interagency review of safety, operational, national security, foreign policy implications and international obligations, as well as a review of foreign ownership. Any delays in regulatory actions allowing us to conduct our commercial space operations could adversely affect our ability to operate our business and our financial results.

If we are unable to protect the confidentiality of our trade secrets and know how, our business and competitive position may be harmed.

We rely upon unpatented trade secret protection, unpatented know-how and continuing technological innovation to develop and maintain our business and competitive position, and we consider trade secrets and know-how to be our primary form of intellectual property protection. We seek to protect our proprietary technology, in part, by entering into confidentiality agreements with our suppliers, subcontractors, venture partners, employees and consultants, and other third parties. However, we may not be able to prevent the unauthorized disclosure or use of information which we consider to be confidential, our technical know-how or other trade secrets by the parties to these agreements, despite the existence generally of confidentiality provisions and other contractual restrictions. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. If any of the suppliers, subcontractors, venture partners, employees and consultants, and other third parties who are parties to these agreements breaches or violates the terms of any of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets as a result. It is also possible that our trade secrets, know-how or other proprietary information could be obtained by third parties as a result of breaches of our physical or electronic security systems. Even where remedies are available, enforcing a claim that a party illegally disclosed or misappropriated our trade secrets, like patent litigation, is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets.

Additionally, despite our efforts to protect our proprietary technology, our trade secrets could otherwise become known or be independently discovered by our competitors. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them, or those to whom they communicate, from using that technology or information to compete with us.

Our systems utilize third-party open source software, and any failure to comply with the terms of one or more of these open source software licenses could adversely affect our business, subject us to litigation, or create potential liability.

Our systems include software licensed from third parties under any one or more open source licenses, and we expect to continue to incorporate open source software in our systems and technology in the future. Moreover, we cannot ensure that we have effectively monitored our use of open source software, or validated the quality or source of such software, or that we are in compliance with the terms of the applicable open source licenses or our current policies and procedures. From time to time, there have been claims against companies that use open source software in their products and services asserting that the use of such open source software infringes the claimants’ intellectual property rights. As a result, we could be subject to suits by third parties claiming that what we believe to be licensed open source software infringes such third parties’ intellectual property rights. Additionally, if an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages and required to comply with onerous conditions or restrictions on these solutions, which could disrupt the distribution and sale of these solutions. Litigation could be costly for us to defend, have a negative effect on our business, financial condition, and results of operations, or require us to devote additional research and development resources to change our solutions. Furthermore, these third-party open source providers could experience service outages, data loss, privacy breaches, cyber-attacks, and other events relating to the applications and services they provide that could diminish the utility of these services, and which could harm our business as a result. In the past, we’ve experienced software vulnerabilities with our software providers. We may continue to experience such vulnerabilities in the future.

Use of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code, including with respect to security vulnerabilities where open source software may be more susceptible. In addition, certain open source licenses require that source code for software programs that incorporate, use or combine with such open source software be made available to the public at no cost and that any modifications or derivative works to such open source software continue to be licensed under the same terms as the open source software license. The terms of various open source licenses to which we are subject have not or may not have been interpreted by courts in the relevant jurisdictions, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or provide our software and data. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software, and to make our proprietary software available under open source licenses, if we combine our proprietary software with open source software in a certain manner. In the event that portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our solutions, or otherwise be limited in the licensing of our solutions, each of which could reduce or eliminate the value of our solutions. Disclosing our proprietary source code could allow our competitors to create similar products with lower development effort and time and ultimately could result in a loss of sales. Furthermore, any such re-engineering or other remedial efforts could require significant additional research and development resources, and we may not be able to successfully complete any such re-engineering or other remedial efforts. Any of these events could create liability for us and damage our reputation, which could have a material adverse effect on our business, results of operations, and financial condition and the market price of our shares.

Intuitive Machines has identified material weaknesses in its internal control over financial reporting If not remediated, or if New Intuitive Machines experiences additional material weaknesses in the future or otherwise fails to maintain effective internal controls in the future, New Intuitive Machines may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect investor confidence in New Intuitive Machines and, as a result, the value of the New Intuitive Machines Class A Common Stock.

As an emerging growth company, we are in the process of developing our internal processes and procedures to accommodate our rapid growth in recent years. In the course of preparing the consolidated financial statements as of December 31, 2021 that are included elsewhere in this proxy statement/prospectus, our management determined that we have three material weaknesses in our internal controls over financial reporting. These material weaknesses primarily relate to the following matters that are relevant to the preparation of our consolidated financial statements:

•        We did not design and maintain effective controls over identification of performance obligations and timing of revenue recognition for certain contracts, as well as the review and reconciliation of certain revenue schedules to the trial balance.

•        We did not design and maintain effective controls over the identification and recognition of non-routine, unusual or complex transactions.

•        We did not maintain proper segregation of duties related to the posting of manual journal entries to the trial balance.

These deficiencies could result in a misstatement of one or more account balances or disclosures potentially leading to a material misstatement to the annual or interim consolidated financial statements which may not be prevented or timely detected and, accordingly, management determined that these control deficiencies constitute material weaknesses.

In order to remediate these material weaknesses, we have taken and plan to take the following actions:

•        Continuing to hire personnel with public company experience and providing additional training for our personnel on internal controls as our company continues to grow;

•        Implementing additional controls and processes that operate at a sufficient level of precision and frequency or that evidence the performance of the control, particularly associated with accounting and reporting of revenue and non-routine, unusual or complex transactions;

•        Implementing processes and controls to better identify and manage segregation of duties;

•        Considering system enhancements to reduce reliance on manual processes; and

•        Engaging an external advisor to assist with evaluating and documenting the design and operating effectiveness of internal controls and assisting with the remediation of deficiencies, as necessary.

We will not be able to fully remediate these control deficiencies until these steps have been completed, have been operating effectively for a sufficient period of time and management has concluded, through testing, that these controls are effective. We and our independent registered public accounting firm were not required to, and did not, perform an evaluation of our internal control over financial reporting as of December 31, 2021 or any period in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act after the completion of the Business Combination.

If not remediated, these material weaknesses could result in further material misstatements to our annual or interim consolidated financial statements that might not be prevented or detected on a timely basis, or in delayed filing of required periodic reports. If we are unable to assert that our internal control over financial reporting is effective, or when required in the future after the completion of this Business Combination, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be adversely affected and we could become subject to litigation or investigations by Nasdaq, the SEC, or other regulatory authorities, which could require additional financial and management resources.

The U.S. government’s budget deficit and the national debt, as well as any inability of the U.S. government to complete its budget process for any government fiscal year could have an adverse impact on our business, financial condition, results of operations and cash flows.

The U.S. government’s budget deficit and the national debt, as well as any inability of the U.S. government to complete its budget process for any government fiscal year and consequently having to shut down or operate on funding levels equivalent to its prior fiscal year pursuant to a “continuing resolution,” could have an adverse impact on our business, financial condition, results of operations and cash flows.

Considerable uncertainty exists regarding how future budget and program decisions will unfold, including the defense spending priorities of the U.S. government, what challenges budget reductions will present for the defense industry and whether annual appropriations bills for all agencies will be enacted for U.S. government fiscal year 2023 and thereafter due to many factors, including but not limited to, changes in the political environment, including before or after a change to the leadership within the government administration, and any resulting uncertainty or changes in policy or priorities and resultant funding. The U.S. government’s budget deficit and the national debt could have an adverse impact on our business, financial condition, results of operations and cash flows in a number of ways, including the following:

•        The U.S. government could reduce or delay its spending on, reprioritize its spending away from, or decline to provide funding for the government programs in which we participate;

•        U.S. government spending could be impacted by alternate arrangements to sequestration, which increases the uncertainty as to, and the difficulty in predicting, U.S. government spending priorities and levels; and

•        We may experience declines in revenue, profitability and cash flows as a result of reduced or delayed orders or payments or other factors caused by economic difficulties of our customers and prospective customers, including U.S. federal, state and local governments.

Furthermore, we believe continued budget pressures could have serious negative consequences for the security of the U.S., the defense industrial base and the customers, employees, suppliers, investors and communities that rely on companies in the defense industrial base. Budget and program decisions made in this environment would have long-term implications for us and the entire defense industry.

We are subject to stringent U.S. export and import control laws and regulations and U.S. economic sanctions and trade control laws and regulations.

We are required to comply with U.S. export control laws and regulations, including ITAR, Bureau of Political Military Affairs’ directorate of Defense Trade controls administered by the U.S. Department of State, and the EAR, administered by the U.S. Department of Commerce’s Bureau of Industry and Security. Pursuant to these foreign trade control laws and regulations, we are required, among other things, to (i) maintain a registration under ITAR, (ii) determine the proper licensing jurisdiction and export classification of products, software, and technology, and (iii) obtain licenses or other forms of U.S. government authorization to engage in the conduct of our space transport business. Violations of applicable export control laws and related regulations could result in criminal and administrative penalties, including fines, possible denial of export privileges, and debarment, which could have a material adverse impact on our business, including our ability to enter into contracts or subcontracts for U.S. government customers.

The inability to secure and maintain necessary export authorizations could negatively impact our ability to compete successfully or to operate our spaceflight business as planned. For example, if we were unable to obtain or maintain our licenses to export certain spacecraft hardware, we would be effectively prohibited from launching our vehicles from certain non-U.S. locations, which would limit the number of launch providers we could use. In addition, if we were unable to obtain a Department of State Technical Assistance Agreement to export certain launch related services, we would experience difficulties or even be unable to perform integration activities necessary to safely integrate our transfer vehicles to non-U.S. launch vehicles. In both cases, these restrictions could lead to higher launch costs which may have a material adverse impact on our results of operations. Similarly, if we were unable to secure effective export licensure to authorize the full scope of activity with a foreign partner or supplier, we may be required to make design changes to spacecraft or updates to our supplier chain, which may result in increased costs to us or delays in vehicle launches.

Any changes in the export control regulations or U.S. government licensing policy, such as those necessary to implement U.S. government commitments to multilateral control regimes, may restrict our operations. There is no inherent right to perform an export and given the significant discretion the government has adjudicating such authorizations in furtherance of U.S. national security and foreign policy interests, there can be no assurance we will be successful in our current and future efforts to secure and maintain necessary licenses, registrations, or other U.S. government regulatory approvals.

In addition, U.S. export control laws continue to change. For example, the control lists under the ITAR and the EAR are periodically updated to reclassify specific types of export-controlled technology. For example, any changes to the jurisdictional assignment of controlled data or hardware used by us could result in the need for different export authorizations, each then subject to a subsequent approval.

Similarly, should exceptions or exemptions under the EAR or ITAR, respectively, be changed, our activities otherwise authorized via these mechanisms may become unavailable and could result in the need for additional export authorizations. Additionally, changes to the administrative implementation of export control laws at the agency level may suddenly change as a result of geo-political events, which could result in existing or proposed export authorization applications being viewed in unpredictable ways, or potentially rejected, as a result of the changed agency level protocol.

We depend significantly on U.S. government contracts, which often are only partially funded, subject to immediate termination, and heavily regulated and audited. The termination or failure to fund, or negative audit findings for, one or more of these contracts could have an adverse impact on our business, financial condition, results of operations and cash flows.

Over its lifetime, a U.S. government program may be implemented by the award of many different individual contracts and subcontracts. The funding of U.S. government programs is subject to U.S. Congressional appropriations. In recent years, U.S. government appropriations have been affected by larger U.S. government budgetary issues and related legislation. Although multi-year contracts may be authorized and appropriated in connection with major procurements, the U.S. Congress generally appropriates funds on a government fiscal year basis. Procurement funds are typically made available for obligation over the course of one to three years. Consequently, programs often initially receive only partial funding, and additional funds are obligated only as the U.S. Congress authorizes further appropriations. We cannot predict the extent to which total funding and/or funding for individual programs will be included, increased or reduced as part of the annual appropriations process ultimately approved by U.S. Congress and the President of the United States or in separate supplemental appropriations or continuing resolutions, as applicable. The termination of funding for a U.S. government program would result in a loss of anticipated future revenue attributable to that program, which could have an adverse impact on our operations. In addition, the termination of a program or the failure to commit additional funds to a program that already has been started could result in lost revenue and increase our overall costs of doing business.

Generally, U.S. government contracts are subject to oversight audits by U.S. government representatives. Such audits could result in adjustments to our contract costs. Any costs found to be improperly allocated to a specific contract will not be reimbursed, and such costs already reimbursed must be refunded. We have recorded contract revenue based on costs we expect to realize upon final audit. However, we do not know the outcome of any future audits and adjustments, and we may be required to materially reduce our revenue or profits upon completion and final negotiation of audits. Negative audit findings could also result in termination of a contract, forfeiture of profits, suspension of payments, fines or suspension or debarment from U.S. Government contracting or subcontracting for a period of time.

In addition, U.S. government contracts generally contain provisions permitting termination, in whole or in part, without prior notice at the U.S. government’s convenience upon payment only for work done and commitments made at the time of termination. For some contracts, we are a subcontractor and not the prime contractor, and in those arrangements, the U.S. Government could terminate the prime contractor for convenience without regard for our performance as a subcontractor. We can give no assurance that one or more of our U.S. government contracts will not be terminated under those circumstances. Also, we can give no assurance that we would be able to procure new contracts to offset the revenue or backlog lost as a result of any termination of our U.S. government contracts. Because a significant portion of our revenue is dependent on our performance and payment under our U.S. government contracts, the loss of one or more large contracts could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Our contracts and services with the U.S. government is also subject to specific procurement regulations and a variety of socioeconomic and other requirements. These requirements, although customary in U.S. government contracts, increase our performance and compliance costs. These costs might increase in the future, thereby reducing our margins, which could have an adverse effect on our business, financial condition, results of operations and cash flows. In addition, the U.S. government has and may continue to implement initiatives focused on efficiencies, affordability and cost growth and other changes to its procurement practices. These initiatives and changes to procurement practices may change the way U.S. government contracts are solicited, negotiated and managed, which may affect whether and how we pursue opportunities to provide our products and services to the U.S. government, including the terms and conditions under which we do so, which may have an adverse impact on our business, financial condition, results of operations and cash flows. For example, contracts awarded under the Department of Defense’s Other Transaction Authority for research and prototypes generally require cost-sharing and may not follow, or may follow only in part, standard U.S. government contracting practices and terms, such as the Federal Acquisition Regulation and Cost Accounting Standards.

Failure to comply with applicable regulations and requirements could lead to fines, penalties, repayments, or compensatory or treble damages, or suspension or debarment from U.S. government contracting or subcontracting for a period of time. Among the causes for debarment are violations of various laws and regulations, including those related to procurement integrity, export control (including ITAR), U.S. government security, employment practices, protection of the environment, accuracy of records, proper recording of costs and foreign corruption. The termination of a U.S. government contract or relationship as a result of any of these acts would have an adverse impact on our operations and could have an adverse effect on our standing and eligibility for future U.S. government contracts.

Uncertain global macro-economic and political conditions could materially adversely affect our results of operations and financial condition.

Our results of operations are materially affected by economic and political conditions in the U.S. and internationally, including inflation, deflation, interest rates, availability of capital, energy and commodity prices, trade laws and the effects of governmental initiatives to manage economic conditions. Current or potential customers may delay or decrease spending on our products and services as their business and/or budgets are impacted by economic conditions. The inability of current and potential customers to pay us for our products and services may adversely affect our earnings and cash flows.

The current invasion of Ukraine by Russia has escalated tensions among the U.S., the North Atlantic Treaty Organization (“NATO”) and Russia. The U.S. and other NATO member states, as well as non-member states, have announced new sanctions against Russia and certain Russian banks, enterprises and individuals. These and any future additional sanctions and any resulting conflict between Russia, the U.S. and NATO countries could have an adverse impact on our current operations.

Further, such invasion, ongoing military conflict, resulting sanctions and related countermeasures by NATO states, the U.S. and other countries are likely to lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions for equipment, which could have an adverse impact on our operations and financial performance.

Risks Relating to Intuitive Machines’ Capital Resources

Our indebtedness could expose us to risks that could adversely affect our business, financial condition and results of operations.

In the future, we may incur additional indebtedness. Our indebtedness could have significant negative consequences for our security holders, business, results of operations and financial condition by, among other things:

•        increasing our vulnerability to adverse economic and industry conditions;

•        limiting our ability to obtain additional financing;

•        requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness, which will reduce the amount of cash available for other purposes;

•        limiting our flexibility to plan for, or react to, changes in our business; and

•        placing us at a possible competitive disadvantage with competitors that are less leveraged than us or have better access to capital.

Our business may not generate sufficient funds, and we may otherwise be unable to maintain sufficient cash reserves, to pay any additional indebtedness that we may incur. In addition, any future indebtedness that we may incur may contain financial and other restrictive covenants that will limit our ability to operate our business, raise capital or make payments under our indebtedness. If we fail to comply with such covenants or to make payments under any of our indebtedness when due, then we would be in default under that indebtedness, which could, in turn, result in that indebtedness becoming immediately payable in full and cross-default or cross-acceleration under our other indebtedness and other liabilities.

Our actual operating results may differ significantly from our guidance.

From time to time, we have released, and may continue to release, guidance in our quarterly earnings releases, quarterly earnings conference calls, or otherwise, regarding our future performance that represents our management’s estimates as of the date of release. This guidance, which includes forward-looking statements, has been and will be based on projections prepared by our management. These projections are not prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants, and neither our registered public accountants nor any other independent expert or outside party compiles or examines the projections. Accordingly, no such person expresses any opinion or any other form of assurance with respect to the projections.

Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic, and competitive uncertainties and contingencies, many of which are beyond our control, such as COVID-19, and are based upon specific assumptions with respect to future business decisions, some of which will change. The rapidly evolving market in which we operate may make it difficult to evaluate our current business and our future prospects, including our ability to plan for and model future growth. We intend to state possible outcomes as high and low ranges which are intended to provide a sensitivity analysis as variables are changed. However, actual results will vary from our guidance and the variations may be material. The principal reason that we release guidance is to provide a basis for our management to discuss our business outlook as of the date of release with analysts and investors. We do not accept any responsibility for any projections or reports published by any such persons. Investors are urged not to rely upon our guidance in making an investment decision regarding our common stock.

Any failure to successfully implement our operating strategy or the occurrence of any of the events or circumstances set forth in this “Risk Factors” section could result in our actual operating results being different from our guidance, and the differences may be adverse and material.

We have a history of losses and may not achieve profitability in the future. We will need substantial additional capital to fund our operations. If we fail to obtain additional capital, we may be unable to sustain operations.

We expect to continue to incur operating losses for the foreseeable future as we continue to expand and develop, and we may need additional capital from external sources. If we are unable to raise additional capital, we may have to significantly delay, scale back or discontinue one or more of our R&D programs. We may be required to cease operations or seek partners for our product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available. In the absence of additional capital we may also be required to relinquish, license or otherwise dispose of rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize on terms that are less favorable than might otherwise be available. If we are unable to secure additional capital, we may be required to take additional measures to reduce costs in order to conserve our cash in amounts sufficient to sustain operations and meet our obligations. These measures could cause significant delays in the development of our product candidates.

We are a “smaller reporting company” under federal securities laws and we cannot be certain whether the reduced reporting requirements applicable to such companies will make our common stock less attractive to investors.

We are a “smaller reporting company” under federal securities laws. For as long as we continue to be a smaller reporting company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We will remain a smaller reporting company so long as our public float remains less than $250 million as of the last business day of our most recently completed second fiscal quarter or our annual revenues are less than $100 million and our public float remains less than $700 million. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline or be more volatile.

Our financial results may vary significantly from quarter to quarter.

We expect our revenue and operating results to vary from quarter to quarter. Reductions in revenue in a particular quarter could lead to lower profitability in that quarter because a relatively large amount of our expenses are fixed in the short-term. We may incur significant operating expenses during the start-up and early stages of large contracts and may not be able to recognize corresponding revenue in that same quarter. We may also incur additional expenses when contracts are terminated or expire and are not renewed. We may also incur additional expenses when companies are newly acquired.

In addition, payments due to us from our customers may be delayed due to billing cycles or as a result of failures of government budgets to gain congressional and administration approval in a timely manner. The U.S. government’s fiscal year ends September 30. If a federal budget for the next federal fiscal year has not been approved by that date in each year, our customers may have to suspend engagements that we are working on until a budget has been approved. Any such suspensions may reduce our revenue in the fourth quarter of the federal fiscal year or the first quarter of the subsequent federal fiscal year. The U.S. government’s fiscal year end can also trigger increased purchase requests from customers for equipment and materials.

Any increased purchase requests we receive as a result of the U.S. government’s fiscal year end would serve to increase our third or fourth quarter revenue, but will generally decrease profit margins for that quarter, as these activities generally are not as profitable as our typical offerings.

Additional factors that may cause our financial results to fluctuate from quarter to quarter include those addressed elsewhere in this “Risk Factors” section and the following factors, among others:

•        the terms of customer contracts that affect the timing of revenue recognition;

•        variability in demand for our services and solutions;

•        commencement, completion or termination of contracts during any particular quarter;

•        timing of shipments and product deliveries;

•        timing of award or performance incentive fee notices;

•        timing of significant bid and proposal costs;

•        the costs of remediating unknown defects, errors or performance problems of our product offerings;

•        variable purchasing patterns under blanket purchase agreements and other indefinite delivery/ indefinite quantity contracts;

•        restrictions on and delays related to the export of defense articles and services;

•        costs related to government inquiries;

•        strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs and joint ventures;

•        strategic investments or changes in business strategy;

•        changes in the extent to which we use subcontractors;

•        seasonal fluctuations in our staff utilization rates;

•        changes in our effective tax rate, including changes in our judgment as to the necessity of the valuation allowance recorded against our deferred tax assets; and

•        the length of sales cycles.

Significant fluctuations in our operating results for a particular quarter could cause us to fall out of compliance with the financial covenants related to our debt, which if not waived, could restrict our access to capital and cause us to take extreme measures to pay down the debt, if any.

Changes in our accounting estimates and assumptions could negatively affect our financial position and results of operations.

We prepare our consolidated financial statements in accordance with U.S. GAAP. These accounting principles require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of our financial statements. We are also required to make certain judgments that affect the reported amounts of revenues and expenses during each reporting period. We periodically evaluate our estimates and assumptions including, but not limited to, those relating to business acquisitions, revenue recognition, restructuring costs, recoverability of assets including customer receivables, valuation of goodwill and intangibles, contingencies, stock-based compensation and income taxes. We base our estimates on historical experience and various assumptions that we believe to be reasonable based on specific circumstances. These assumptions and estimates involve the exercise of judgment and discretion, which may evolve over time in light of operational experience, regulatory direction, developments in accounting principles and other factors. Actual results could differ from these estimates as a result of changes in circumstances, assumptions, policies or developments in the business, which could materially affect our consolidated financial statements.

Risks Relating to New Intuitive Machines’ Organizational Structure

Our principal asset after the completion of the Business Combination will be our interest in Intuitive Machines OpCo, and, accordingly, we will depend on distributions from Intuitive Machines OpCo to pay our taxes and expenses, including payments under the Tax Receivable Agreement, and to pay dividends. Intuitive Machines OpCo’s ability to make such distributions may be subject to various limitations and restrictions.

Upon the completion of the Business Combination, we will be a holding company and will have no material assets other than our ownership of Intuitive Machines OpCo Common Units, Intuitive Machines OpCo Warrants, Intuitive Machines OpCo Preferred Investor Warrants and Intuitive Machines OpCo Series A Units. As such, we will have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses or declare and pay dividends in the future will be dependent upon the financial results and cash flows of Intuitive Machines OpCo and its subsidiaries and distributions we receive from Intuitive Machines OpCo. Intuitive Machines OpCo and its subsidiaries may not generate sufficient cash flow to distribute funds to us and applicable state law and contractual restrictions, including negative covenants in our debt instruments, may not permit such distributions.

We anticipate that Intuitive Machines OpCo will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to holders of Intuitive Machines OpCo Common Units and Intuitive Machines OpCo Series A Units, including us. Accordingly, we will incur income taxes on our allocable share of any net taxable income of Intuitive Machines OpCo. Under the terms of the Second A&R Operating Agreement, Intuitive Machines OpCo will be obligated, subject to various limitations and restrictions, including with respect to any applicable credit agreements, to make tax distributions to holders of Intuitive Machines OpCo Common Units and Intuitive Machines OpCo Series A Units, including us. In addition to tax expenses, we will also incur expenses related to our operations, including payments under the Tax Receivable Agreement, which we expect could be significant. See “The Business Combination Proposal — Related Agreements — Tax Receivable Agreement.”

We intend, as its managing member, to cause Intuitive Machines OpCo to make (i) pro rata tax distributions to the Intuitive Machines Members in an amount sufficient to fund all or part of their tax obligations in respect of taxable income allocated to them and to cover our tax obligations, other than with respect to income allocated to the Series A Preferred Units, but including payments due under the Tax Receivable Agreement, (ii) additional tax distributions to us to the extent necessary to cover our tax obligations with respect to income from the Series A Preferred Units and (iii) distributions to us to pay our operating expenses and to fund any dividends, included dividends made on the Series A Preferred Stock. However, Intuitive Machines OpCo’s ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which Intuitive Machines OpCo is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering Intuitive Machines OpCo insolvent. If we do not have sufficient funds to pay our tax or other liabilities or to fund our operations (including, if applicable, as a result of an acceleration of our obligations under the Tax Receivable Agreement), we may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make timely payments under the Tax Receivable Agreement for any reason, such payments generally will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement resulting in a termination of the Tax Receivable Agreement and the acceleration of payments due under the Tax Receivable Agreement. See “The Business Combination Proposal — Related Agreements — Tax Receivable Agreement” and “The Business Combination Proposal — Related Agreements — Second A&R Operating Agreement — Distributions.”

Under the Second A&R Operating Agreement, we intend to cause Intuitive Machines OpCo, from time to time, to make pro rata distributions in cash to each holder of Intuitive Machines OpCo Common Units (including us) in amounts at least sufficient to cover the taxes imposed on their allocable share of net taxable income of Intuitive Machines OpCo. As a result of (i) potential differences in the amount of net taxable income allocable to us and to Intuitive Machines OpCo’s other members, (ii) the lower tax rate applicable to corporations compared to individuals, and (iii) certain tax benefits that we anticipate from (a) future purchases or redemptions of Intuitive Machines OpCo Common Units from the Intuitive Machines Members (other than us) and (b) payments under the Tax Receivable Agreement, these cash distributions may be in amounts that exceed our actual tax liabilities with respect to the relevant taxable year, including our obligations under the Tax Receivable Agreement. Our board of directors will determine the appropriate uses for any such excess cash, which may include, among other uses, the payment of obligations under the Tax Receivable Agreement and the payment of other expenses. We will have no obligation to distribute such cash (or other available cash) to our stockholders. No adjustments to the exchange ratio for Intuitive Machines OpCo Common Units and corresponding shares of New Intuitive Machines Class A Common Stock will be made as a result of any cash distribution by us or any retention of cash by us, and in any event the ratio will remain one-to-one. To the extent we do not distribute such excess cash as dividends on our stock we may take other actions with respect to such excess cash, for example, holding such excess cash, or lending it (or a portion thereof) to Intuitive Machines OpCo, which may result in shares of our New Intuitive Machines Class A Common Stock increasing in value relative to the value of Intuitive Machines OpCo Common Units. Following such loan or a contribution of such excess cash to Intuitive Machines OpCo, we may, but are not required to, make an adjustment to the outstanding number of Intuitive Machines OpCo Common Units held by the Intuitive Machines Members (other than us). In the absence of such adjustment, the Intuitive Machines Members may benefit from any value attributable to such cash and/or loan balances if they acquire shares of New Intuitive Machines Class A Common Stock in exchange for their Intuitive Machines OpCo Common Units, notwithstanding that such holders may have participated previously as holders of Intuitive Machines OpCo Common Units in distributions that resulted in such excess cash balances.

The Tax Receivable Agreement with the TRA Holders requires us to make cash payments to them in respect of certain tax benefits to which we may become entitled, and we expect that the payments we will be required to make will be substantial.

Upon the closing of the Business Combination, we will enter into a Tax Receivable Agreement with Intuitive Machines OpCo and the TRA Holders. Under the Tax Receivable Agreement, we will be required to make cash payments to the TRA Holders equal to 85% of the amount of cash tax savings, if any, that we actually realize, or in certain circumstances are deemed to realize (calculated using certain assumptions), as a result of the Existing Basis, Basis Adjustments and Interest Deductions (each as defined below). Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings associated with the (i) Existing Basis, (ii) Basis Adjustments, and (iii) Interest Deductions would aggregate to approximately $ 170.4 million over 20 years from the date of the Business Combination based on a $10.00 per share trading price of our New Intuitive Machines Class A Common Stock, and assuming all future redemptions or exchanges would occur one year after the consummation of the Business Combination at the same assumed price per share. Under such scenario, assuming future payments are made on the due date (with extension) of each relevant U.S. federal income tax return, we would be required to pay approximately 87% of such amount, or approximately $148.2 million, over the 20-year period from the date of the Business Combination, and we would benefit from the remaining 13% of the tax benefits. We will depend on cash distributions from Intuitive Machines OpCo to make payments under the Tax Receivable Agreement. Any payments made by us to the TRA Holders under the Tax Receivable Agreement will generally reduce the amount of cash that might have otherwise been available to us. Due to the uncertainty of various factors, we cannot precisely quantify the likely tax benefits we will realize as a result of the purchase of Intuitive Machines OpCo Common Units and Intuitive Machines OpCo Common Unit exchanges, and the resulting amounts we are likely to pay out to the TRA Holders pursuant to the Tax Receivable Agreement; however, we estimate that such payments will be substantial. See “The Business Combination Proposal — Related Agreements — Tax Receivable Agreement.”

The payment obligation is an obligation of the Company and not of Intuitive Machines OpCo. Any payments made by us to the TRA Holders under the Tax Receivable Agreement will not be available for reinvestment in our business and will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make timely payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid by us. Payments under the Tax Receivable Agreement are not conditioned upon one or more of the TRA Holders maintaining a continued ownership interest in Intuitive Machines OpCo or us. Furthermore, if we experience a Change of Control (as defined under the Second A&R Operating Agreement), which includes certain mergers, asset sales and other forms of business combinations, we would be obligated to make an immediate payment, and such payment may be significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the payment relates. This payment obligation could (i) make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the Tax Receivable Agreement and (ii) result in holders of our New Intuitive Machines Class A Common Stock receiving substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation. Accordingly, the TRA Holders’ interests may conflict with those of the holders of our New Intuitive Machines Class A Common Stock. For more information, see “Certain Relationships and Related Party Transactions — Tax Receivable Agreement.”

In addition, decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments made under the Tax Receivable Agreement. For example, the earlier disposition of assets following a redemption or exchange of Intuitive Machines OpCo Common Units may accelerate the recognition of associated tax benefits for which we would be required to make payments under the Tax Receivable Agreement and increase the present value of such payments, and the disposition of assets before a redemption or exchange of Intuitive Machines OpCo Common Units increase the tax liability of the TRA Holders (or their transferees or assignees) without giving rise to any rights to receive payments under the Tax Receivable Agreement with respect to tax attributes associated with such assets. For more information, see “The Business Combination Proposal — Related Agreements — Tax Receivable Agreement.”

The ability to generate tax assets covered by the Tax Receivable Agreement, and the actual use of any resulting tax benefits, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of redemptions or exchanges of Intuitive Machines OpCo Common Units by, or purchases of Intuitive Machines OpCo Common Units from, the TRA Holders (or their transferees or other assignees), the price of our New Intuitive Machines Class A Common Stock at the time of the redemption, exchange or purchase; the extent to which such redemptions, exchanges or purchases are taxable; the amount and timing of the taxable income allocated to us or otherwise generated by us in the future; the tax rates and laws then applicable and the portion of our payments under the Tax Receivable Agreement constituting imputed interest.

In certain cases, payments under the Tax Receivable Agreement to the TRA Holders may be accelerated and/or significantly exceed any actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

The Tax Receivable Agreement will provide that if (i) we materially breach any of our material obligations thereunder or the Tax Receivable Agreement is rejected by operation of law, (ii) certain mergers, asset sales, other forms of business combinations or other changes of control were to occur after the consummation of the Business Combination or (iii) we elect an early termination of the Tax Receivable Agreement, then our obligations, or our successor’s obligations, under the Tax Receivable Agreement to make payments would be accelerated and become immediately due and payable. The amount due and payable in those circumstances is based on the present value (at a discount rate equal to the secured overnight financing rate (“SOFR”) plus 100 basis points) of projected future tax benefits that are based on certain assumptions, including an assumption that we would have sufficient taxable income to fully use all potential future tax benefits that are subject to the Tax Receivable Agreement. Based on such assumptions, if we were to exercise our termination right, or the Tax Receivable Agreement is otherwise terminated, immediately following the consummation of the Business Combination, the aggregate amount of the termination payments would be approximately $100.4 million. See “The Business Combination Proposal — Related Agreements — Tax Receivable Agreement.”

As a result of the foregoing, we would be required to make an immediate cash payment that may be made significantly in advance of the actual realization, if any, of such future tax benefits. We could also be required to make cash payments to the TRA Holders that are greater than 85% of the actual cash tax savings we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. We may need to incur debt to finance payments under the Tax Receivable Agreement to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise. We may not be able to fund or finance our obligations under the Tax Receivable Agreement.

We will not be reimbursed for any payments made to the TRA Holders under the Tax Receivable Agreement in the event that any tax benefits are disallowed.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, which are complex and factual in nature, and the IRS or another taxing authority may challenge all or part of the tax basis increases or other tax benefits we claim, as well as other related tax positions we take, and a court could sustain such challenge. If the outcome of any such challenge would reasonably be expected to materially affect a recipient’s rights and obligations under the Tax Receivable Agreement, then our ability to settle such challenges may be restricted by the rights of the TRA Holders pursuant to the Tax Receivable Agreement, and such restrictions apply for as long as the Tax Receivable Agreement remains in effect. In addition, we will not be reimbursed for any cash payments previously made to the TRA Holders under the Tax Receivable Agreement in the event that any tax benefits initially claimed by us and for which payment has been made to a TRA Holder are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to a TRA Holder will be netted against any future cash payments that we might otherwise be required to make to such TRA Holder under the terms of the Tax Receivable Agreement. However, we might not determine that we have effectively made an excess cash payment to a TRA Holder for a number of years following the initial time of such payment and, if any of our tax reporting positions are challenged by a taxing authority, we will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. Moreover, the excess cash payments we made previously under the Tax Receivable Agreement could be greater than the amount of future cash payments against which we would otherwise be permitted to net such excess. As a result, payments could be made under the Tax Receivable Agreement significantly in excess of 85% of the actual cash tax savings that we realize in respect of the tax attributes with respect to a TRA Holder that are the subject of the Tax Receivable Agreement.

If Intuitive Machines OpCo were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and Intuitive Machines OpCo might be subject to potentially significant tax inefficiencies, and we would not be able to recover payments we previously made under the Tax Receivable Agreement even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

We and Intuitive Machines OpCo intend to operate such that Intuitive Machines OpCo does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A “publicly traded partnership” is a partnership, the interests of which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, exercises of the Intuitive Machines OpCo Options, redemptions and exchanges of Intuitive Machines OpCo Common Units pursuant to the Intuitive Machines Members’ redemption and exchange rights as described under “Certain Relationships and Related Party Transactions — Second A&R Operating Agreement — Intuitive Machines OpCo Common Units Redemption Right,” or other transfers of Intuitive Machines OpCo units could cause Intuitive Machines OpCo to be treated as a publicly traded partnership. Applicable U.S. Treasury regulations provide for certain safe harbors from treatment as a publicly traded partnership, and we intend to operate so that redemptions, exchanges and other transfers of Intuitive Machines OpCo units qualify for one or more such safe harbors. For example, we intend to limit the number of unitholders of Intuitive Machines OpCo, and the Second A&R Operating Agreement provides for limitations on the ability of unitholders of Intuitive Machines OpCo to transfer their Intuitive Machines OpCo units and will provide us, as managing member of Intuitive Machines OpCo, with the right to impose restrictions (in addition to those already in place) on the ability of owners of Intuitive Machines OpCo to redeem, exchange or otherwise transfer their Intuitive Machines OpCo units to the extent we believe it is necessary to ensure that Intuitive Machines OpCo will continue to be classified as a partnership for U.S. federal income tax purposes.

If Intuitive Machines OpCo were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, significant tax inefficiencies might result for us and for Intuitive Machines OpCo, including as a result of our inability to file a consolidated U.S. federal income tax return with Intuitive Machines OpCo. In addition, we may not be able to realize tax benefits covered under the Tax Receivable Agreement, and we would not be able to recover any payments previously made by us under the Tax Receivable Agreement, even if the corresponding tax benefits (including any claimed increase in the tax basis of Intuitive Machines’ OpCo’s assets) were subsequently determined to have been unavailable.

If we were deemed to be an investment company under the Investment Company Act, as a result of our ownership of Intuitive Machines OpCo, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Under Sections 3(a)(1)(A) and (C) of the Investment Company Act, a company generally will be deemed to be an “investment company” for purposes of the Investment Company Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the Investment Company Act.

As the sole managing member of Intuitive Machines OpCo, we will control and operate Intuitive Machines OpCo. On that basis, we believe that our interest in Intuitive Machines OpCo is not an “investment security” as that term is used in the Investment Company Act. However, if we were to cease participation in the management of Intuitive Machines OpCo, our interest in Intuitive Machines OpCo could be deemed an “investment security” for purposes of the Investment Company Act.

We and Intuitive Machines OpCo intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the Investment Company Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Intuitive Machines and New Intuitive Machines will be controlled by the Intuitive Machines Founders, whose interests may differ from those of New Intuitive Machines’ public stockholders.

The Intuitive Machines Founders will have control over all stockholder decisions because they will control a substantial majority of the combined voting power of New Intuitive Machines following the Closing. This will limit or preclude your ability to influence corporate matters. Specifically, upon Closing, the Intuitive Machines Founders will collectively control approximately       % of the combined voting power of our common stock under the No Redemptions Scenario and      % under the Maximum Redemptions Scenario as a result of their ownership of New Intuitive Machines Class C Common Stock, each share of which is entitled to three votes on all matters submitted to a vote of our stockholders.

As a result, the Intuitive Machines Founders will have the ability to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws and the approval of any merger or sale of substantially all of our assets. This concentration of ownership and voting power may also delay, defer or even prevent an acquisition by a third party or other change of control of us and may make some transactions more difficult or impossible without their support, even if such events are in the best interests of minority stockholders. This concentration of voting power may have a negative impact on the trading price of New Intuitive Machines Class A Common Stock.

The Intuitive Machines Founders are entitled to vote their shares, and shares over which they have voting control, in their own interests, which may not always be in the interests of our stockholders generally. Because the Intuitive Machines Founders hold their economic interest in our business through Intuitive Machines OpCo, rather than through Intuitive Machines, Inc., they may have conflicting interests with holders of shares of New Intuitive Machines Class A Common Stock. For example, the Intuitive Machines Founders may have a different tax position from us, which could influence their decisions regarding whether and when we should dispose of assets or incur new or refinance existing indebtedness, especially in light of the existence of the Tax Receivable Agreement, and whether and when we should undergo certain changes of control within the meaning of the Tax Receivable Agreement or terminate the Tax Receivable Agreement. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to us. See “Certain Relationships and Related Party Transactions — Tax Receivable Agreement.” In addition, the Intuitive Machines Founders’ ability to effectively control us may discourage someone from making a significant equity investment in us, or could discourage transactions involving a change in control, including transactions in which you as a holder of shares of New Intuitive Machines Class A Common Stock might otherwise receive a premium for your shares over the then-current market price.

We cannot predict the impact our multi-class structure may have on our stock price.

We cannot predict whether our multi-class structure will result in a lower or more volatile market price of New Intuitive Machines Class A Common Stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. FTSE Russell and Standard & Poor’s does not allow most newly public companies utilizing dual or multi-class capital structure to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P Small Cap 600, which together make up the S&P Composite 1500. Our multi-class capital structure may make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in our stock. In addition, other stock indices may take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and would make New Intuitive Machines Class A Common Stock less attractive to other investors. As a result, the trading price and volume of New Intuitive Machines Class A Common Stock could be adversely affected.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of New Intuitive Machines Class A Common Stock, which could depress the trading price of our New Intuitive Machines Class A Common Stock.

Our certificate of incorporation will authorize us to issue one or more series of preferred stock. Our board of directors will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of New Intuitive Machines Class A Common Stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discourage bids for New Intuitive Machines Class A Common Stock at a premium to the market price and materially and adversely affect the market price and the voting and other rights of the holders of New Intuitive Machines Class A Common Stock.

Risks Related to Inflection Point

Unless the context otherwise requires, all references in this section to “Inflection Point,” “we,” “us” or “our” refer to Inflection Point prior to the consummation of the Business Combination and New Intuitive Machines after the consummation of the Business Combination.

Risks Relating to our Search for, and Consummation of or Inability to Consummate, an Initial Business Combination

There is substantial doubt about our ability to continue as a going concern.

As of September 30, 2022, we had $19,442 in our operating bank account, and working capital deficiency $1,995,115. Further, we have incurred and expect to continue to incur significant costs in pursuit of our acquisition plans. Management’s plans to address this need for capital are discussed in the section of this proxy statement/prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Inflection Point.” If we are unable to raise additional funds to alleviate liquidity needs and complete the Business Combination or another initial business combination within 24 months from the closing of the IPO (by September 24, 2023), then we will cease all operations except for the purpose of liquidating. Our liquidity condition raises substantial doubt about our ability to continue as a going concern. The financial statements of Inflection Point contained elsewhere in this proxy statement/prospectus do not include any adjustments that might result from our inability to continue as a going concern.

Our Sponsor and management team have agreed to vote in favor of the Business Combination, regardless of how our Public Shareholders vote.

As of the Record Date, our Sponsor owns 20% of our issued and outstanding ordinary shares. Although it is not required to do so, Kingstown 1740, an affiliate of the Sponsor, has advised us that it intends to vote all Public Shares it holds in favor of all the proposals being presented at the extraordinary general meeting. As of the Record Date, the Sponsor and Kingstown 1740 collectively own approximately 27% of the issued and outstanding Inflection Point Ordinary Shares.

Our Sponsor, officers and directors also may from time to time purchase Public Shares prior to our initial business combination. The Cayman Constitutional Documents provide that, if we seek shareholder approval of an initial business combination, such initial business combination will be approved if we receive an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of Inflection Point including the Founder Shares. As a result, in addition to our Sponsor’s Founder Shares, and the 2,900,000 Public Shares owned by Kingstown 1740 Fund, LP, we will need 9,465,625, or 28.7% (assuming all issued and outstanding shares are voted) of the 32,975,000 Public Shares sold in our IPO to be voted in favor of the Business Combination in order to have the Business Combination approved. If only the minimum number of shares representing a quorum are voted, no affirmative votes from other Public Shareholders would be required to approve the Business Combination. Accordingly, the agreement by our Sponsor, officers and directors, and the intent of Kingstown 1740 to vote in favor of the Business Combination will increase the likelihood that we will receive an ordinary resolution, being the requisite shareholder approval for the Business Combination.

The ability of our Public Shareholders to exercise redemption rights with respect to a large number of our Public Shares could increase the probability that the Business Combination will be unsuccessful and that you would have to wait for liquidation in order to redeem your Public Shares.

We do not know how many Public Shareholders may exercise their redemption rights. If a larger number of Public Shares are submitted for redemption than we initially expected, we may need to arrange for additional debt or equity financing to provide working capital to New Intuitive Machines following the Closing. There can be no assurance that such debt or equity financing will be available to us if we need it or, if available, the terms will be satisfactory to us. Raising additional third party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels and may increase the probability that the Business Combination will be unsuccessful. If the Business Combination is unsuccessful, you would not receive your pro rata portion of the Trust Account until we complete an alternate initial business combination or liquidate the Trust Account if we are unable to complete an initial business combination within the time period provided by our Organizational Documents. If you are in need of immediate liquidity, you could attempt to sell your Public Shares in the open market; however, at such time our Public Shares may trade at a discount to the pro rata amount per share in the Trust Account. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with your exercise of redemption rights until we liquidate or you are able to sell your Public Shares in the open market.

Our Sponsor, directors, officers, advisors and their affiliates may elect to purchase Public Shares from Public Shareholders, which may reduce the public “float” of our Public Shares.

At any time prior to the extraordinary general meeting, during a period when they are not then aware of any material non-public information regarding Inflection Point, Intuitive Machines, or its or their securities, our Sponsor, directors, officers, advisors or their affiliates may purchase Public Shares in privately negotiated transactions or in the open market from shareholders who redeem, or indicate an intention to redeem, their Public Shares, or they may enter into transactions with such persons and others to provide them with incentives to acquire Public Shares. Any Public Shares purchased by the Sponsor or its affiliates would be purchased at a price no higher than the Redemption Price for the Public Shares. For illustrative purposes, as of September 30, 2022, this would have amounted to approximately $10.06 per Public Share. Any Public Shares so purchased would not be voted by the Sponsor or its affiliates at the extraordinary general meeting and would not be redeemable by the Sponsor or its affiliates.

The purpose of such share purchases and other transactions would be to decrease the number of redemptions. While the nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or warrants owned by the Sponsor for nominal value.

However, other than as expressly stated in this proxy statement/prospectus, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions.

Entering into any such arrangements may have a depressive effect on the price of the New Intuitive Machines Class A Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than the market price and may therefore be more likely to sell the shares he owns, either prior to or immediately after the extraordinary general meeting. In addition, the public “float” of our Public Shares and the number of beneficial holders of our securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of our securities on a national securities exchange.

If you or a “group” of Public Shareholders are deemed to hold in excess of 20% of our Public Shares, you will lose the ability to redeem all such Public Shares in excess of 20% of our Public Shares.

The Cayman Constitutional Documents provide that a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 20% of the Public Shares without our prior consent, which we refer to as the Excess Shares. However, such Public Shareholders’ may vote all of their Public Shares (including Excess Shares) for or against the Business

Combination. Your inability to redeem the Excess Shares will reduce your influence over our ability to complete the Business Combination and you could suffer a material loss on your investment in Inflection Point if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if Inflection Point completes the Business Combination. And as a result, you will continue to hold that number of Public Shares exceeding 20% and, in order to dispose of such Public Shares, would be required to sell your Public Shares in open market transactions, potentially at a loss.

If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by Public Shareholders may be less than $10.00 per share.

Inflection Point’s placing of funds in the Trust Account may not protect those funds from third party claims against Inflection Point. Although Inflection Point seeks to have all vendors, service providers, prospective target businesses and other entities with which it does business execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of Inflection Point’s Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against Inflection Point’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Inflection Point’s management will consider whether competitive alternatives are reasonably available to it and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of Inflection Point under the circumstances, Marcum LLP, Inflection Point’s independent registered public accounting firm, and the underwriters of Inflection Point’s IPO did not, and will not, execute agreements with Inflection Point waiving such claims to the monies held in the Trust Account.

Examples of possible instances where Inflection Point may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Inflection Point and will not seek recourse against the Trust Account for any reason. Upon redemption of Inflection Point’s Public Shares, if it is unable to complete the Business Combination, or another initial business combination, within the prescribed timeframe, or upon the exercise of the redemption rights in connection with the Business Combination, or another initial business combination, Inflection Point will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per-share redemption amount received by Public Shareholders could be less than the $10.00 per Public Share initially held in the Trust Account, due to claims of such creditors. Pursuant to a Letter Agreement, the Sponsor has agreed that it will be liable to Inflection Point if and to the extent any claims by a third party for services rendered or products sold to Inflection Point, or a prospective target business with which Inflection Point has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of: (i) $10.00 per Public Share; and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under Inflection Point’s indemnity of the underwriters of its IPO against certain liabilities, including liabilities under the Securities Act. However, Inflection Point has not asked the Sponsor to reserve for such indemnification obligations, nor has it independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and Inflection Point believes that the Sponsor’s only assets are securities of Inflection Point. Therefore, Inflection Point cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Business Combination, or another initial business combination, and redemptions could be reduced to less than $10.00 per Public Share. In such event, Inflection Point may not be able to complete the Business Combination, or another initial business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of Inflection Point’s officers or directors will indemnify Inflection Point for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Inflection Point’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the Public Shareholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of: (i) $10.00 per Public Share; and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, Inflection Point’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While Inflection Point currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce the Sponsor’s indemnification obligations to Inflection Point, it is possible that Inflection Point’s independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If Inflection Point’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to Inflection Point’s Public Shareholders may be reduced below $10.00 per share.

We may not have sufficient funds to satisfy indemnification claims of our directors and officers.

We have agreed to indemnify our officers and directors to the fullest extent permitted by law. However, our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by us only if: (i) we have sufficient funds outside of the Trust Account; or (ii) we consummate an initial business combination. Our obligation to indemnify our officers and directors may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to the Public Shareholders, Inflection Point files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Inflection Point’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Inflection Point’s shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by Inflection Point’s shareholders in connection with our liquidation may be reduced.

If, after Inflection Point distributes the proceeds in the Trust Account to its Public Shareholders, it files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds, and the members of the Inflection Point Board may be viewed as having breached their fiduciary duties to Inflection Point’s creditors, thereby exposing the members of the Inflection Point Board and Inflection Point to claims of punitive damages.

If, after Inflection Point distributes the proceeds in the Trust Account to its Public Shareholders, it files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by Inflection Point’s shareholders. In addition, the Inflection Point Board may be viewed as having breached its fiduciary duty to Inflection Point’s creditors and/or having acted in bad faith, thereby exposing itself and Inflection Point to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors.

Changes in laws or regulations, including different or heightened rules or requirements promulgated by the SEC, or a failure to comply with any laws and regulations, may adversely affect Inflection Point’s business, its ability to complete the Business Combination and its results of operations.

Inflection Point is subject to laws and regulations enacted by national, regional and local governments. In particular, Inflection Point is required to comply with certain SEC and other legal requirements. It is likely that Inflection Point will become subject to different or heightened rules or requirements promulgated by the SEC, and Inflection Point may become subject to heightened or increased scrutiny by the SEC. In addition to existing SEC staff guidance, on March 30, 2022, the SEC proposed new rules (the “SPAC Rule Proposals”) that would impose, amongst other things, specialized disclosure requirements regarding business combination transactions involving special purpose acquisition companies (“SPACs”) such as in the context of conflict of interest or use of projections, impose underwriter liability for certain participants in business combination transactions involving SPACs, render SPACs ineligible to rely on the Private Securities Litigation Reform Act for making forward looking statements, and create a specific safe harbor for SPACs not to be deemed investment companies under the Investment Company Act. Compliance with, and monitoring of, applicable laws and existing and proposed regulations may be difficult, time consuming and costly. Given these factors, as well as the rise in SPAC litigation, Inflection Point may find it challenging to complete the Business Combination.

There is a risk that the new 1% U.S. federal excise tax may be imposed on us in connection with redemptions of our shares.

On August 16, 2022, the Inflation Reduction Act of 2022 became law, which, among other things, imposes a 1% excise tax on the fair market value of certain repurchases (including certain redemptions) of stock by “covered corporations” (which include publicly traded domestic (i.e., U.S.) corporations). The excise tax will apply to stock repurchases occurring in 2023 and beyond. The amount of the excise tax is generally 1% of the fair market value of the shares of stock repurchased at the time of the repurchase. The U.S. Department of Treasury has been given authority to provide regulations and other guidance to carry out, and prevent the abuse or avoidance of, the excise tax; however, no guidance has been issued to date. Absent such guidance, because we expect to redeem Public Shares prior to domesticating as a Delaware corporation, although our securities are trading on Nasdaq, we currently do not expect that we would be a covered corporation subject to the excise tax with respect to any redemptions of Public Shares in connection with the Business Combination that are treated as repurchases for this purpose, even if such redemptions occur on a date after December 31, 2022. It is possible, however, that applicable guidance is issued that would nevertheless treat us as a covered corporation or otherwise impose the excise tax on us with respect to redemptions of Public Shares while we are a non-U.S. corporation. In addition, if the redemptions were ultimately effected after the Domestication or if the redemptions were treated for U.S. federal income tax purposes as occurring after the Domestication and, in either case, on a date after December 31, 2022, absent guidance to the contrary, we currently expect that we would be subject to the excise tax with respect to any such redemptions that are treated as repurchases for this purpose.

If we were subject to the excise tax with respect to redemptions of our shares, the extent of the excise tax that may be incurred would depend on a number of factors, including the fair market value of the shares redeemed, the extent such redemptions could be treated as dividends and not repurchases, whether an exception may be available, and the content of any regulations and other guidance from the U.S. Department of the Treasury that may be issued and applicable to the redemptions. The excise tax is imposed on the repurchasing corporation itself, not the stockholders from which stock is repurchased. That said, the imposition of the excise tax could reduce the amount of cash available to us for effecting the redemptions of our shares such that the per-share redemption amount received by redeeming holders of our shares may be less than $10.00 per share.

If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete the Business Combination.

If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including:

•        restrictions on the nature of our investments; and

•        restrictions on the issuance of securities, each of which may make it difficult for us to complete the Business Combination. In addition, we may have imposed upon us burdensome requirements, including:

•        registration as an investment company with the SEC;

•        adoption of a specific form of corporate structure; and

•        reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exclusion, we must ensure that we are engaged primarily in a business other than investing, reinvesting or trading of securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Our business is to identify and complete an initial business combination and thereafter to operate the post-transaction business or assets for the long term. We do not plan to buy businesses or assets with a view to resale or profit from their resale. We do not plan to buy unrelated businesses or assets or to be a passive investor.

We do not believe that our principal activities will subject us to the Investment Company Act. To this end, the funds held in the Trust Account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Pursuant to the Trust Agreement, Continental is not permitted to invest in other securities or assets. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), we intend to avoid being deemed an “investment company” within the meaning of the Investment Company Act. Our IPO was not, and our securities are not, intended for persons who are seeking a return on investments in government securities or investment securities. The Trust Account is intended as a holding place for funds pending the earliest to occur of either: (i) the completion of our initial business combination; (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the Cayman Constitutional Documents (A) to modify the substance or timing of our obligation to allow redemption in connection with the Business Combination or to redeem 100% of our Public Shares if we do not complete our initial business combination before September 24, 2023 or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; or (iii) absent an initial business combination before September 24, 2023, our return of the funds held in the Trust Account to our Public Shareholders as part of our redemption of the Public Shares. If we do not invest the proceeds as discussed above, we may be deemed to be subject to the Investment Company Act. If we were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to complete an Initial Business Combination. If we are unable to complete our Initial Business Combination, our Public Shareholders may only receive their pro rata portion of the funds in the Trust Account that are available for distribution to Public Shareholders, and our Inflection Point Warrants will expire worthless.

If Inflection Point is deemed to be an investment company for purposes of the Investment Company Act, it may be forced to abandon our efforts to complete the Business Combination or another initial business combination and instead be required to liquidate. To mitigate the risk of that result, on or prior to the 24-month anniversary of the effective date of the registration statement relating to the IPO, Inflection Point may instruct Continental Stock Transfer & Trust Company to liquidate the securities held in the Trust Account and instead hold all funds in the Trust Account in cash. As a result, following such change, Inflection Point will likely receive minimal, if any, interest, on the funds held in the Trust Account, which would reduce the dollar amount that r Public Shareholders would have otherwise received upon any redemption or liquidation of Inflection Point if the assets in the Trust Account had remained in U.S. government securities or money market funds.

On March 30, 2022, the SEC issued the SPAC Rule Proposals, relating, among other things, to circumstances in which SPACs such as us could potentially be subject to the Investment Company Act and the regulations thereunder. The SPAC Rule Proposals would provide a safe harbor for such companies from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, provided that a SPAC satisfies certain criteria. To comply with the duration limitation of the proposed safe harbor, a SPAC would have a limited time period to announce and complete a de-SPAC transaction. Specifically, to comply with the safe harbor, the SPAC Rule Proposals would require a company to file a report on Form 8-K announcing that it has entered into an agreement with a target company for an initial business combination no later than 18 months after the effective date of the registration statement for its initial public offering. The company would then be required to complete its initial business combination no later than

24 months after the effective date of the registration statement for its initial public offering. Inflection Point understands that the SEC has recently been taking informal positions regarding the Investment Company Act consistent with the SPAC Rule Proposals.

There is currently uncertainty concerning the applicability of the Investment Company Act to a SPAC, including a company like Inflection Point, that does not complete its initial business combination within the proposed time frame set forth in the proposed safe harbor rule. Inflection Point completed the IPO in September 2021 and has operated as a blank check company searching for a target business with which to consummate an initial business combination and working to negotiate and consummate the Business Combination since such time (or approximately 14 months after the effective date of the registration statement for the IPO, as of the date of this proxy statement/prospectus). If Inflection Point were deemed to be an investment company for purposes of the Investment Company Act, we might be forced to abandon our efforts to complete the Business Combination or any other initial business combination and instead be required to liquidate. If we are required to liquidatey, our investors would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of Inflection Point Ordinary Shares and Inflection Point Warrants following such a transaction, and the Inflection Point Warrants would expire worthless.

The funds in the Trust Account have, since the IPO, been held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. As of September 30, 2022, amounts held in Trust Account included approximately $1,992,611 of accrued interest. To mitigate the risk of Inflection Point being deemed to have been operating as an unregistered investment company under the Investment Company Act, we may, on or prior to the 24-month anniversary of the effective date of the registration statement relating to the IPO, or September 21, 2023, instruct Continental Stock Transfer & Trust Company, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash (i.e., in one or more bank accounts) until the earlier of the consummation of the Business Combination, another initial business combination or Inflection Point’s liquidation. Following such liquidation of the assets in the Trust Account, Inflection Point will likely receive minimal interest, if any, on the funds held in the Trust Account, which would reduce the dollar amount the Public Shareholders would have otherwise received upon any redemption or liquidation of Inflection Point if the assets in the Trust Account had remained in U.S. government securities or money market funds. This means that the amount available for redemption will not increase after such liquidation.

In addition, even prior to the 24-month anniversary of the effective date of the registration statement relating to the IPO, Inflection Point may be deemed to be an investment company. The longer that the funds in the Trust Account are held in short-term U.S. government securities or in money market funds invested exclusively in such securities, even prior to the 24-month anniversary, there is a greater risk that Inflection Point may be considered an unregistered investment company, in which case it may be required to liquidate. Accordingly, Inflection Point may determine, in its discretion, to liquidate the securities held in the Trust Account at any time, even prior to the 24-month anniversary, and instead hold all funds in the Trust Account in cash, which would further reduce the dollar amount the Public Shareholders would receive upon any redemption or our liquidation.

Inflection Point’s shareholders may be held liable for claims by third parties against Inflection Point to the extent of distributions received by them upon redemption of their shares.

If Inflection Point is forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it were proved that immediately following the date on which the distribution was made, Inflection Point was unable to pay its debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by Inflection Point’s shareholders. Furthermore, Inflection Point’s directors may be viewed as having breached their fiduciary duties to Inflection Point or its creditors and/or may have acted in bad faith, thereby exposing themselves and Inflection Point to claims, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. Inflection Point cannot assure you that claims will not be brought against it for these reasons. Inflection Point and its directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of Inflection Point’s share premium account while it was unable to pay its debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable to a fine of $18,293 and to imprisonment for five years in the Cayman Islands.

Since Inflection Point’s IPO Anchor Investors have an indirect beneficial interest in Founder Shares held by the Sponsor, a conflict of interest may arise in determining whether Intuitive Machines is appropriate for Inflection Point’s initial business combination.

Inflection Point’s IPO Anchor Investors are also members of the Sponsor with an indirect beneficial interest in Founder Shares held by the Sponsor. These IPO Anchor Investors, through their interests in the Sponsor, will share in any appreciation of the Founder Shares, provided that Inflection Point successfully complete an initial business combination. Accordingly, Inflection Point’s IPO Anchor Investors’ interests in the Founder Shares held by the Sponsor may provide them with an incentive to vote any Public Shares they own in favor of the Business Combination, or another initial business combination, and make a substantial profit on such interests, even if the initial business combination is with a target that ultimately declines in value and is not profitable for other Public Shareholders.

Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for Inflection Point to effectuate its initial business combination, require substantial financial and management resources, and increase the time and costs of completing an initial business combination.

Section 404 of the Sarbanes-Oxley Act requires that Inflection Point evaluate and report on its system of internal controls beginning with its Annual Report on Form 10-K for the year ending December 31, 2022. Only in the event it is deemed to be a large accelerated filer or an accelerated filer, and no longer qualify as an emerging growth company, will Inflection Point be required to comply with the independent registered public accounting firm attestation requirement on its internal control over financial reporting. For as long as Inflection Point remains an emerging growth company, it will not be required to comply with the independent registered public accounting firm attestation requirement on its internal control over financial reporting. The fact that Inflection Point is a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on it as compared to other public companies because a target business with which we seek to complete our initial business combination may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of its internal controls. The development of the internal control of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such initial business combination.

Inflection Point’s Letter Agreements with the Sponsor and Inflection Point’s officers and directors may be amended without shareholder approval.

Inflection Point’s Letter Agreements with the Sponsor and Inflection Point’s officers and directors contains provisions relating to transfer restrictions of the Founder Shares and Private Placement Warrants, indemnification of the Trust Account, waiver of redemption rights and participation in liquidating distributions from the Trust Account. The Letter Agreements may be amended without shareholder approval. While Inflection Point does not expect the Inflection Point Board to approve any amendments to the Letter Agreements prior to Inflection Point’s initial business combination, it may be possible that the Inflection Point Board, in exercising its business judgment and subject to its fiduciary duties, chooses to approve one or more amendments to the Letter Agreements. Any such amendments to the Letter Agreements would not require approval from Inflection Point’s shareholders and may have an adverse effect on the value of an investment in Inflection Point’s securities. Concurrently with the execution of the Business Combination Agreement, the Sponsor entered into the Sponsor Support Agreement with Intuitive Machines, pursuant to which the Sponsor agreed to vote its shares in favor of all proposals being presented at the extraordinary general meeting. Amendment of the Sponsor Support Agreement would require approval from Intuitive Machines and the Sponsor, but would not require approval from Inflection Point’s shareholders.

You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. Therefore, to liquidate your investment, you may be forced to sell your Public Shares or Public Warrants, potentially at a loss.

Our Public Shareholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (i) our completion of an initial business combination, and then only in connection with those Public Shares that such shareholder properly elected to redeem, subject to the limitations and on the conditions described herein; (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend our Cayman Constitutional Documents (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination by September 24, 2023 or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; and (iii) the redemption of our Public Shares if we are unable to complete an initial business combination by September 24, 2023, subject to applicable law and as further described herein. In no other circumstances will a Public Shareholders have any right or interest of any kind in the Trust Account. Holders of Warrants will not have any right to the proceeds held in the Trust Account with respect to the Warrants. Accordingly, to liquidate your investment, you may be forced to sell your Public Shares or Public Warrants, potentially at a loss.

The terms of the Inflection Point Warrants may be amended in a manner that may be adverse to holders with the approval by the holders of at least 50% of the then outstanding Public Warrants.

The Inflection Point Warrants were issued pursuant to the Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Inflection Point. The Warrant Agreement provides that the terms of the Inflection Point Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of the Public Warrants. Accordingly, the terms of the Public Warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding Public Warrants approve of such amendment. Inflection Point or New Intuitive Machines may amend the terms of the Public Warrants with the consent of at least 50% of the then outstanding Public Warrants to effect any change thereto, including to increase the exercise price of the warrants, shorten the exercise period or decrease the number of shares of Inflection Point or New Intuitive Machines purchasable upon exercise of a warrant.

The Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our Warrants, which could limit the ability of Warrant holders to obtain a favorable judicial forum for disputes.

The Warrant Agreement provides that, subject to applicable law: (i) any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York; and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the Warrant Agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of the Inflection Point Warrants shall be deemed to have notice of and to have consented to the forum provisions in the Warrant Agreement. If any action, the subject matter of which is within the scope the forum provisions of the Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of the Inflection Point Warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder. This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our Company, which may discourage such lawsuits. Alternatively, if a court were to find this provision of the Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

A provision of the Warrant Agreement may make it more difficult for Inflection Point to consummate the Business Combination.

If: (i) Inflection Point issues additional Inflection Point Class A Ordinary Shares or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.20 per Inflection Point Class A Ordinary Share (with such issue price or effective issue price to be determined in good faith by the Inflection Point Board and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds (including from such issuances and the IPO), and interest thereon, available for the funding of the Business Combination on the date of the consummation of the Business Combination (net of redemptions) and (z) the volume weighted average trading price of Inflection Point Class A Ordinary Shares during the 20 trading day period starting on the trading day prior to the day on which Inflection Point consummates the Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the Inflection Point Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

Even if Inflection Point consummates the Business Combination, there is no guarantee that the Warrants will ever be in the money, and they may expire worthless.

Upon consummation of the Business Combination, the Inflection Point Warrants will become New Intuitive Machines Warrants. The exercise price for the New Intuitive Machines Warrants will be $11.50 per share of New Intuitive Machines Class A Common Stock, subject to adjustment. There is no guarantee that the New Intuitive Machines Warrants, following the Business Combination, will ever be in the money prior to their expiration, and as such, the New Intuitive Machines Warrants may expire worthless.

Your unexpired New Intuitive Machines Warrants may be redeemed prior to their exercise at a time that is disadvantageous to you, thereby making your Warrants worthless.

Outstanding New Intuitive Machines Warrants may be redeemed at any time after they become exercisable and prior to their expiration, at a price of $0.01 per New Intuitive Machines Warrant, provided that the last reported sales price of the New Intuitive Machines Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date New Intuitive Machines sends the notice of redemption to the New Intuitive Machines Warrant holders. If and when the warrants become redeemable by New Intuitive Machines, New Intuitive Machines may not exercise its redemption rights if the issuance of share of New Intuitive Machines Class A Common Stock upon exercise of the New Intuitive Machines Warrants is not exempt from registration or qualification under applicable state blue sky laws or New Intuitive Machines is unable to effect such registration or qualification, subject to New Intuitive Machines’ obligation in such case to use its best efforts to register or qualify the shares of New Intuitive Machines Class A Common Stock under the blue sky laws of the state of residence in those states in which the Inflection Point Warrants were initially offered by Inflection Point in its IPO. redemption of the outstanding New Intuitive Machines’ Warrants could force you (a) to exercise your New Intuitive Machines Warrants and pay the exercise price at a time when it may be disadvantageous for you to do so, (b) to sell your New Intuitive Machines Warrants at the then-current market price when you might otherwise wish to hold your New Intuitive Machines Warrants or (c) to accept the nominal redemption price which, at the time the outstanding New Intuitive Machines Warrants are called for redemption, is likely to be substantially less than the market value of your New Intuitive Machines Warrants.

The warrants may have an adverse effect on the market price of the New Intuitive Machines Class A Common Stock.

Inflection Point issued 16,487,500 Public Warrants to purchase 16,487,500 Inflection Point Class A Ordinary Shares as part of the Inflection Point Units offered in the IPO, in connection with the closing of the IPO, Inflection Point issued in private placements an aggregate of 6,845,000 Private Placement Warrants, at $1.00 per warrant. In addition, the Sponsor may convert any working capital loans made to Inflection Point into up to an additional 1,500,000 warrants, which would be identical to the Private Placement Warrants, at the price of $1.00 per warrant. As of the date of this proxy statement/prospectus, the Sponsor has loaned $1,000,000 to Inflection Point. Upon the Domestication, the New Intuitive Machines Warrants will entitle the holders to purchase shares of New Intuitive Machines Class A Common Stock. Such New Intuitive Machines Warrants and the Preferred Investor Warrants, when exercised, will increase the number of issued and outstanding shares and may reduce the market price of the New Intuitive Machines Class A Common Stock. Further, as part of the Series A Investment, New Intuitive Machines will issue to the Series A Investors Preferred Investor Warrants to purchase an aggregate of 541,667 shares of New Intuitive Machines Class A Common Stock at an initial exercise price of $15.00 per share, subject to adjustment.

You may only be able to exercise your Public Warrants on a “cashless basis” under certain circumstances, and if you do so, you will receive fewer shares of New Intuitive Machines Class A Common Stock from such exercise than if you were to exercise such Public Warrants for cash.

The Warrant Agreement provides that in the following circumstances holders of Public Warrants who seek to exercise their Public Warrants will not be permitted to do for cash and will, instead, be required to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act: (i) if the shares of New Intuitive Machines Class A Common Stock issuable upon exercise of the Public Warrants are not registered under the Securities Act in accordance with the terms of the Warrant Agreement; (ii) if New Intuitive Machines has so elected and the shares of New Intuitive Machines Class A Common Stock are at the time of any exercise of a Public Warrant not listed on a national securities exchange such that they satisfy the definition of “covered securities” under Section 18(b)(1) of the Securities Act; and (iii) if we have so elected and we call the Public Warrants for redemption.

If you exercise your Public Warrants on a cashless basis, you would pay the warrant exercise price by surrendering the Public Warrants for that number of shares of New Intuitive Machines Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of New Intuitive Machines Class A Common Stock underlying the Public Warrants, multiplied by the excess of the “fair market value” of shares of New Intuitive Machines Class A Common Stock (as defined in the next sentence) over the exercise price of the Public Warrants by (y) the fair market value. The “fair market value” is the average reported closing price of the shares of New Intuitive Machines Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of Public Warrants, as applicable. As a result, you would receive fewer shares of New Intuitive Machines Class A Common Stock from such exercise than if you were to exercise such Public Warrants for cash.

Risks Related to the Adjournment Proposal

If the Adjournment Proposal is not approved, and a quorum is present but an insufficient number of votes have been obtained to approve the Business Combination Proposal, the Inflection Point Board will not have the ability to adjourn the extraordinary general meeting to a later date in circumstances where such adjournment is necessary to permit the Business Combination to be approved.

If, at the extraordinary general meeting, the Inflection Point Board determines that it would be in the best interests of Inflection Point to adjourn the extraordinary general meeting to give Inflection Point more time to consummate the Business Combination for whatever reason (such as if the Business Combination Proposal is not approved, or if Inflection Point would have net tangible assets of less than $5,000,001 either immediately prior to or upon the consummation of the Business Combination, or if additional time is needed to fulfill other closing conditions), the Inflection Point Board will seek approval to adjourn the extraordinary general meeting to a later date or dates. If the Adjournment Proposal is not approved, and a quorum is present but an insufficient number of votes have been obtained to approve the Business Combination Proposal, the Inflection Point Board will not have the ability to adjourn the extraordinary general meeting to a later date in order to solicit further votes or take other steps to cause the conditions to the Business Combination to be satisfied. In such event, the Business Combination would not be completed.

EXTRAORDINARY GENERAL MEETING OF INFLECTION POINT

General

Inflection Point is furnishing this proxy statement/prospectus to its shareholders as part of the solicitation of proxies by the Inflection Point Board for use at the extraordinary general meeting and at any adjournment or postponement thereof. This proxy statement/prospectus provides Inflection Point shareholders with information they need to know to be able to vote or direct their vote to be cast at the extraordinary general meeting.

Date, Time and Place of the Extraordinary General Meeting

The extraordinary general meeting will be held at             , New York City time, on             , 2023 at the offices of White & Case LLP located at 1221 Avenue of the Americas, New York, NY 10020, or virtually via live webcast at             .

Purpose of the Extraordinary General Meeting

At the extraordinary general meeting, Inflection Point is asking holders of Inflection Point Ordinary Shares to consider and vote upon:

•        the Business Combination Proposal. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A;

•        the Domestication Proposal. The Proposed Certificate of Incorporation is attached to this proxy statement/prospectus as Annex C;

•        the Stock Issuance Proposal;

•        the Organizational Documents Proposal. The Proposed Certificate of Incorporation and the Proposed Bylaws are attached to this proxy statement/prospectus as Annex C and Annex D, respectively;

•        the Advisory Organizational Documents Proposals;

•        the Incentive Plan Proposal. The New Intuitive Machines Incentive Plan is attached to this proxy statement/prospectus as Annex F.

•        the Director Election Proposal (collectively with the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Organizational Documents Proposal and the Incentive Plan Proposal, the “Condition Precedent Proposals”); and

•        the Adjournment Proposal.

Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal and the Advisory Organizational Documents Proposals are not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

Recommendation of the Inflection Point Board

The Inflection Point Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of Inflection Point’s shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Domestication Proposal, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Documents Proposals, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the Director Election Proposal and “FOR” the approval of the Adjournment Proposal, if presented to the extraordinary general meeting.

Record Date; Who is Entitled to Vote

Inflection Point shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned Inflection Point Ordinary Shares at the close of business on             , 2023, which is the “Record Date” for the extraordinary general meeting. Shareholders will have one vote for each Inflection Point Ordinary Share owned at the close of business on the Record Date on each Shareholder Proposal on which such Inflection Point Ordinary Share is entitled to vote. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. Inflection Point Warrants do not have voting rights. As of the close of business on the Record Date for the extraordinary general meeting, there were 41,218,750 Inflection Point Ordinary Shares issued and outstanding, of which 32,975,000 were issued and outstanding Public Shares.

The Sponsor and each director and each officer of Inflection Point have agreed to, among other things, vote in favor of the Business Combination, and to waive their redemption rights in connection with the consummation of the Business Combination with respect to any Inflection Point Ordinary Shares held by them. None of our Sponsor, directors or officers received separate consideration for their waiver of redemption rights. The Founder Shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share Redemption Price. As of the Record Date, the Sponsor owns 20% of the issued and outstanding Inflection Point Ordinary Shares. In addition, although it is not required to do so, Kingstown 1740, an affiliate of the Sponsor, has advised us that it intends to vote all Public Shares it holds in favor of all the proposals being presented at the extraordinary general meeting. As of the Record Date, the Sponsor and Kingstown 1740 own approximately 27% of the issued and outstanding Inflection Point Ordinary Shares.

Quorum

A quorum of Inflection Point shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if the holders of a majority of the issued and outstanding Inflection Point Ordinary Shares entitled to vote at the extraordinary general meeting are represented in person or by proxy. As of the Record Date for the extraordinary general meeting, 20,609,376 Inflection Point Ordinary Shares would be required to achieve a quorum.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to Inflection Point but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters, but they will not be treated as shares voted on the matter. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. Inflection Point believes all the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction.

Vote Required for Approval

The approval of the Business Combination Proposal requires an ordinary resolution under the Companies Act, being the affirmative vote of the holders of a majority of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The Business Combination Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the Business Combination Proposal will have no effect, even if approved by holders of Inflection Point Ordinary Shares.

The approval of the Domestication Proposal requires a special resolution under the Companies Act, being the affirmative vote of holders of a majority of at least two-thirds of the Inflection Point Class B Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The holders of Inflection Point Class A Ordinary Shares will have no right to vote on the Domestication Proposal. The Domestication Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the Domestication Proposal will have no effect, even if approved by holders of Inflection Point Ordinary Shares.

The approval of the Stock Issuance Proposal requires an ordinary resolution under the Companies Act, being the affirmative vote of the holders of a majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The Stock Issuance Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of Inflection Point Ordinary Shares.

The approval of the Organizational Documents Proposal requires a special resolution under the Companies Act, being the affirmative vote of holders of a majority of at least two-thirds of the Inflection Point Ordinary Shares, who being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The Organizational Documents Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the Organizational Documents Proposal will have no effect, even if approved by holders of Inflection Point Ordinary Shares.

The separate approval of each of the Advisory Organizational Documents Proposals, each of which is a non-binding vote, requires a special resolution under the Companies Act, being the affirmative vote of holders of a majority of at least two-thirds of the Inflection Point Ordinary Shares, who being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The Advisory Organizational Documents Proposals are not conditioned upon any other proposal.

The approval of the Incentive Plan Proposal requires an ordinary resolution under the Companies Act, being the affirmative vote of the holders of a majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The Incentive Plan Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the Incentive Plan Proposal will have no effect, even if approved by holders of Inflection Point Ordinary Shares.

The approval of the Director Election Proposal requires an ordinary resolution under the Companies Act, being the affirmative vote of the holders of a majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The Director Election Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the Director Election Proposal will have no effect, even if approved by holders of Inflection Point Ordinary Shares.

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the Inflection Point Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The Adjournment Proposal is not conditioned upon any other proposal.

Voting Your Shares

Each Inflection Point Class A Ordinary Share and each Inflection Point Class B Ordinary Share that you own in your name entitles you to one vote on each Shareholder Proposal on which such Inflection Point Ordinary Share is entitled to vote. Your proxy card shows the number of Inflection Point Ordinary Shares that you own.

If you are a record owner of your shares, there are two ways to vote your Inflection Point Ordinary Shares at the extraordinary general meeting:

You Can Vote By Signing and Returning the Enclosed Proxy Card.    If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Inflection Point Board “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Domestication Proposal, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Documents Proposals, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the Director Election Proposal and “FOR” the approval of the Adjournment Proposal, in each case, if presented to the extraordinary general meeting. Votes received after a matter has been voted upon at the extraordinary general meeting will not be counted.

You Can Attend the Extraordinary General Meeting and Vote During the Meeting.

•        You can attend the extraordinary general meeting and vote in person even if you have previously voted by submitting a proxy pursuant to any of the methods noted above.

•        If your shares are registered in your name with Continental and you wish to attend the extraordinary general meeting virtually, go to             , enter the 12-digit control number included on your proxy card or notice of the extraordinary general meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Just prior to the start of the extraordinary general meeting you will need to log back into the extraordinary general meeting site using your control number. Pre-registration is recommended but is not required in order to attend.

•        Beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) who wish to attend the extraordinary general meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial shareholders who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the extraordinary general meeting. After contacting Continental, a beneficial holder will receive an e-mail prior to the extraordinary general meeting with a link and instructions for entering the extraordinary general meeting. Beneficial shareholders should contact Continental at least five (5) business days prior to the extraordinary general meeting date in order to ensure access.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. If you wish to attend the meeting and vote in person or online and your shares are held in “street name,” you must obtain a legal proxy from your broker, bank or nominee. That is the only way Inflection Point can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are an Inflection Point shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•        sending another proxy card with a later date;

•        notifying Michael Blitzer and Guy Shanon, Co-Chief Executive Officers of Inflection Point, in writing before the extraordinary general meeting that you have revoked your proxy; or

•        attending the extraordinary general meeting in person or virtually, revoking your proxy, and voting as described above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

Who Can Answer Your Questions about Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your Inflection Point Ordinary Shares, you may call Morrow Sodali, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing IPAX.info@investor.morrowsodali.com.

Redemption Rights

Pursuant to the Cayman Constitutional Documents, a Public Shareholder may request to redeem all or a portion of its Public Shares for cash if the Business Combination is consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(a)     (i) hold Public Shares or (ii) hold Public Shares through Inflection Point Units and elect to separate your Inflection Point Units into the underlying Public Shares and Public Warrants prior to exercising your redemption rights with respect to the Public Shares;

(b)    submit a written request to Continental, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that Inflection Point redeem all or a portion of your Public Shares for cash; and

(c)     deliver the certificates for your Public Shares (if any) along with the redemption forms to Continental, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on              (two business days before the scheduled date of the extraordinary general meeting) in order for their Public Shares to be redeemed.

Therefore, the election to exercise redemption rights occurs prior to the Domestication. For the purposes of the Cayman Constitutional Documents, the exercise of redemption rights will be treated as an election to have such Public Shares redeemed for cash and references in this proxy statement/prospectus to “redemption” or “redeeming” will be interpreted accordingly.

Public Shareholders may elect to redeem all or a portion of the Public Shares held by them, regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is not consummated, the Public Shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a Public Shareholder properly exercises its redemption rights to redeem all or a portion of the Public Shares that it holds and timely delivers the certificates for its shares (if any) along with the redemption forms to Continental, Inflection Point will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the Trust Account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of September 30, 2022, this would have amounted to approximately $10.06 per issued and outstanding Public Share. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares.

If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. Shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through DTC’s DWAC (deposit withdrawal at custodian) system. Continental will typically charge the tendering broker $100 and it would be up to the broker to decide whether to pass this cost on to the redeeming shareholder. In the event the Business Combination is not consummated this may result in an additional cost to shareholders for the return of their Public Shares.

Any request for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Inflection Point’s consent, until the Domestication. Furthermore, if a holder of a Public Share delivers its share certificates (if any) along with the redemption forms in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that Inflection Point permit the withdrawal of the redemption request and instruct Continental to return the certificate (physically or electronically). The holder can make such request by contacting Continental at the address or email address listed in this proxy statement/prospectus.

Any corrected or changed written exercise of redemption rights must be received by Continental prior to the vote taken on the Business Combination Proposal at the extraordinary general meeting. No request for redemption will be honored unless the holder’s Public Shares have been delivered (either physically or electronically) to Continental at least two business days prior to the scheduled date of the vote at the extraordinary general meeting.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 20% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the Public Shares, then any such shares in excess of that 20% limit would not be redeemed for cash.

Our Sponsor, officers and directors have agreed to, among other things, vote in favor of the Business Combination and waive their redemption rights in connection with the consummation of the Business Combination with respect to any Inflection Point Ordinary Shares held by them. None of our Sponsor, directors or officers received separate consideration for their waiver of redemption rights. The Founder Shares held by our Sponsor, officers and directors will be excluded from the pro rata calculation used to determine the per-share Redemption Price. As of the Record Date, the Sponsor owns 20% of the issued and outstanding Inflection Point Ordinary Shares. In addition, although it is not required to do so, Kingstown 1740 has advised us that it intends to vote all Public Shares it holds in favor of all the proposals being presented at the extraordinary general meeting. As of the Record Date, the Sponsor and Kingstown 1740 collectively own approximately 27% of the issued and outstanding Inflection Point Ordinary Shares.

Holders of the Inflection Point Warrants will not have redemption rights with respect to the Inflection Point Warrants.

The closing price of Public Shares on December 21, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus, was $9.99. As of September 30, 2022, funds in the Trust Account totaled $331,742,611 and were comprised entirely of U.S. government treasury obligations with a maturity of 185 days or less or of money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations, or approximately $10.06 per issued and outstanding Public Share.

Prior to exercising redemption rights, Public Shareholders should verify the market price of the Public Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. Inflection Point cannot assure its shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their Public Shares.

Appraisal Rights

Neither Inflection Point’s shareholders nor the holders of Public Warrants have appraisal rights in connection with the Business Combination or the Domestication under Cayman Islands law or under the DGCL.

Proxy Solicitation

Inflection Point is soliciting proxies on behalf of the Inflection Point Board. This solicitation is being made by mail but also may be made by telephone or in person. Inflection Point and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Inflection Point will file with the SEC all scripts and other electronic communications as proxy soliciting materials. Inflection Point will bear the cost of the solicitation.

Inflection Point has engaged Morrow Sodali to assist in the solicitation process and will pay Morrow Sodali a fee of $40,000, plus disbursements.

Inflection Point will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Inflection Point will reimburse them for their reasonable expenses.

Inflection Point Shareholders

As of the Record Date, there are 41,218,750 Inflection Point Ordinary Shares issued and outstanding, which includes the 8,243,750 Founder Shares held by the Sponsor and the 32,975,000 Public Shares (including 2,900,000 Public Shares held by Kingstown 1740, an affiliate of the Sponsor). As of the Record Date, there is outstanding an aggregate of 26,150,000 Inflection Point Warrants, which includes the 6,845,000 Private Placement Warrants held by the Sponsor and the 16,487,500 Public Warrants.

Potential Purchases of Public Shares

At any time prior to the extraordinary general meeting, during a period when they are not then aware of any material non-public information regarding Inflection Point, Intuitive Machines, or its or their securities, our Sponsor, directors, officers, advisors or their affiliates may purchase Public Shares in privately negotiated transactions or in the open market from shareholders who redeem, or indicate an intention to redeem, their Public Shares, or they may enter into transactions with such persons and others to provide them with incentives to acquire Public Shares. Any Public Shares purchased by the Sponsor or its affiliates would be purchased at a price no higher than the Redemption Price for the Public Shares. For illustrative purposes, as of September 30, 2022, this would have amounted to approximately $10.06 per Public Share. Any Public Shares so purchased would not be voted by the Sponsor or its affiliates at the extraordinary general meeting and would not be redeemable by the Sponsor or its affiliates.

The purpose of such share purchases and other transactions would be to decrease the number of redemptions. While the nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or warrants owned by the Sponsor for nominal value.

However, other than as expressly stated in this proxy statement/prospectus, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions.

Entering into any such arrangements may have a depressive effect on the price of New Intuitive Machines Class A Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than the market price and may therefore be more likely to sell the shares he owns, either prior to or immediately after the extraordinary general meeting. In addition, the public “float” of our Public Shares and the number of beneficial holders of our securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of our securities on a national securities exchange.

THE BUSINESS COMBINATION PROPOSAL

Business Combination Agreement

This subsection of the proxy statement/prospectus describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. You are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties thereto made to each other as of the date of the Business Combination Agreement and/or other specific dates. The assertions and obligations embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties thereto in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the underlying disclosure schedules (the “Disclosure Schedules”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Additionally, the representations and warranties of the parties to the Business Combination Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about Inflection Point, Intuitive Machines, or any other matter.

Structure of the Business Combination

On September 16, 2022, Inflection Point entered into the Business Combination Agreement with Intuitive Machines, pursuant to which, among other things, following the Domestication, (a) New Intuitive Machines will acquire equity securities and become the managing member of Intuitive Machines OpCo and (b) New Intuitive Machines will issue voting equity securities without economic rights to the Intuitive Machines Members, resulting in a combined company organized in an Up-C structure, in which substantially all of the assets and the business of the combined company will be held by Intuitive Machines OpCo.

Prior to and as a condition of the Closing, pursuant to the Domestication, Inflection Point will change its jurisdiction of incorporation by migrating to and domesticating as a Delaware corporation in accordance with the DGCL and the Companies Act.

Business Combination Consideration

As a result of the Up-C structure, the Business Combination Consideration to be received by Intuitive Machines Members will consist of securities of both Intuitive Machines OpCo having economic rights and New Intuitive Machines having voting rights but not economic rights, equal to a value of approximately $700,000,000 (excluding the value of the Earn Out Units). In particular, the Business Combination Consideration to be received by the Intuitive Machines Members will be an aggregate of (a) (i) 68,125,987 Intuitive Machines OpCo Common Units, (ii) 1,874,013 Intuitive Machines OpCo Options and (iii) up to 10,000,000 Earn Out Units and (b) (i) 278 shares of New Intuitive Machines Class B Common Stock (excluding 1,874,013 shares of New Intuitive Machines Class B Common Stock reserved for issuance upon exercise of Intuitive Machines OpCo Options) and (ii) 68,125,709 shares of New Intuitive Machines Class C Common Stock (excluding 10,000,000 shares of New Intuitive Machines Class C Common Stock reserved for issuance upon vesting of the Earn Out Units).

Immediately prior to the Closing, Intuitive Machines will effectuate the Recapitalization whereby all outstanding equity securities of Intuitive Machines will be converted or exchanged into Intuitive Machines OpCo Common Units, Intuitive Machines OpCo Options and Earn Out Units. As part of the Recapitalization, each outstanding option of Intuitive Machines, whether vested or unvested, will become an Intuitive Machine OpCo Option with substantially the same terms and conditions as applicable to such option immediately prior to the Recapitalization (including expiration date, vesting conditions and exercise provisions), except that each such Intuitive Machines OpCo Option shall be exercisable for Intuitive Machines OpCo Common Units.

At Closing:

(a)     New Intuitive Machines will issue or cause to be issued (i) 278 shares of New Intuitive Machines Class B Common Stock to the Intuitive Machines Members (other than the Intuitive Machines Founders), and (ii) 68,125,709 shares of New Intuitive Machines Class C Common Stock to the Intuitive Machines Founders, in each case in exchange for payment from Intuitive Machines Members to New Intuitive Machines of the Member Subscription Amount and will reserve (i) 1,874,013 shares of New Intuitive Machines Class B Common Stock for issuance upon exercise of Intuitive Machines OpCo Options and (ii) 10,000,000 shares of New Intuitive Machines Class B Common Stock for issuance upon vesting of the Earn Out Units;

(b)     New Intuitive Machines will contribute to Intuitive Machines OpCo, an amount in cash (the “Available Closing Cash”) equal to, as of immediately prior to the Closing, the sum of (without duplication): (a) all amounts in the Trust Account, less (i) amounts required for the redemptions of Public Shares by Public Shareholders and (ii) transaction expenses of Intuitive Machines and Inflection Point, plus (b) the aggregate proceeds actually received by New Intuitive Machines from the Series A Investment, plus (c) the aggregate proceeds, if any, actually received by Inflection Point or New Intuitive Machines from the sale of shares of New Intuitive Machines Class A Common Stock, one or more series of preferred stock, or convertible debt securities in a private placement consummated prior to or substantially concurrently with the Closing, plus (d) all other cash and cash equivalents of New Intuitive Machines, determined in accordance with GAAP as of 11:59 p.m. Eastern Time on the day immediately preceding the Closing Date plus (e) the Member Subscription Amount in exchange for (w) a number of Intuitive Machines OpCo Common Units equal to the number of shares of New Intuitive Machines Class A Common Stock outstanding as of the Closing; (x) a number of warrants of Intuitive Machines OpCo (the “Intuitive Machines OpCo Warrants”) equal to the number of New Intuitive Machines Warrants outstanding as of the Closing; (y) a number of Series A preferred units of Intuitive Machines OpCo (the “Intuitive Machines OpCo Series A Units”) equal to the number of shares of Series A Preferred Stock outstanding as of the Closing and (z) a number of Intuitive Machines OpCo preferred investor warrants (the “Intuitive Machines OpCo Preferred Investor Warrants”) equal to the number of Preferred Investor Warrants delivered to the Series A Investors at the Closing;

(c)     New Intuitive Machines will automatically be admitted as the managing member of Intuitive Machines OpCo in accordance with the terms of the Second A&R Operating Agreement; and

(d)     the 10,000,000 Earn Out Units will be deposited into escrow at the Closing and will be earned, released and delivered to the applicable Intuitive Machines Members upon satisfaction of the following milestones: (i) 2,500,000 Earn Out Units will vest if, during the Earn Out Period, Triggering Event I occurs (Intuitive Machines is awarded the OMES III Contract by NASA), (ii) 5,000,000 Earn Out Units will vest if, within the Earn Out Period, Triggering Event I has occurred and Trigger Event II-A occurs (the volume weighted average closing sale price of New Intuitive Machines Class A Common Stock equals or exceeds $15.00 per share), (iii) 7,500,000 Earn Out Units will vest if, within the Earn Out Period, Triggering Event I has not occurred and Triggering Event II-B occurs (the volume weighted average closing sale price of New Intuitive Machines Class A Common Stock equals or exceeds $15.00 per share), and (iv) 2,500,000 Earn Out Units will vest if, within the Earn Out Period, Triggering Event III occurs (the volume weighted average closing sale price of New Intuitive Machines Class A Common Stock equals or exceeds $17.50 per share), provided, that Triggering Event II-A and Triggering Event II-B may not both be achieved. With respect to Triggering Event I, the Earn-Out Period is the time period beginning on September 16, 2022 and ending at 11:59 p.m. Eastern Time on December 31, 2023. With respect to Triggering Event II-A, Triggering Event II-B and Triggering Event III, the Earn-Out Period is the time period beginning on the date that is 150 days following the Closing Date and ending on the date that is the five (5) year anniversary of the Closing Date. If a Change of Control (as defined in the Business Combination Agreement) occurs during the Earn Out Period that results in the holders of New Intuitive Machines Class A Common Stock receiving a per share price greater than or equal to $15.00 or $17.50, respectively, then immediately prior to the consummation of such Change of Control, to the extent not previously triggered, Triggering Event II-A, Triggering Event II-B and/or Triggering Event III will be deemed to have occurred, as applicable, and the Earn Out Units shall vest. Upon the vesting of any Earn Out Units, each applicable Intuitive Machines Member will be issued an equal number of shares of New Intuitive Machines Class C Common Stock, in exchange for the payment to New Intuitive Machines of adequate consideration (in each case, not to exceed a per-share price equal to the par value per share of such New Intuitive Machines Class C Common Stock).

Each Intuitive Machines OpCo Common Unit, when paired with one share of New Intuitive Machines Class B Common Stock or one share of New Intuitive Machines Class C Common Stock, will be exchangeable, in tandem with the cancellation of the paired share of New Intuitive Machines Class B Common Stock or share of New Intuitive Machines Class C Common Stock, for one share of New Intuitive Machines Class A Common Stock. After the expiration of the Lock-Up Period, holders of Intuitive Machines OpCo Common Units will be permitted to exchange such Intuitive Machines OpCo Common Units (along with the cancellation of the paired share of New Intuitive Machines Class B Common Stock or share of New Intuitive Machines Class C Common Stock) for shares of New Intuitive Machines Class A Common Stock on a one-for-one basis pursuant to the Second A&R Operating Agreement (subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications) or at the election of New Intuitive Machines (determined by a majority of the directors of New Intuitive Machines who are disinterested with respect to such determination), cash from a substantially concurrent public offering or private sale in an amount equal to the net amount, on a per share basis, of cash received as a result of such public offering or private sale.

Upon the vesting of any Earn Out Units, each applicable Intuitive Machines Member will be issued (i) by Intuitive Machines OpCo an equal number of Intuitive Machines OpCo Common Units and (ii) by New Intuitive Machines an equal number of shares of New Intuitive Machines Class C Common Stock, in exchange for the payment to New Intuitive Machines of a per-share price equal to the par value per share of the New Intuitive Machines Class C Common Stock. Upon the exercise of any Intuitive Machines OpCo Option, (i) Intuitive Machines OpCo will issue to the exercising holder such number of Intuitive Machines OpCo Common Units to be received by such exercising holder as a result of such exercise and (ii) New Intuitive Machines will issue to the exercising holder an equal number of shares of New Intuitive Machines Class B Common Stock, in exchange for the payment to New Intuitive Machines of a per-share price equal to the par value per share of the New Intuitive Machines Class B Common Stock.

Earn Out

In connection with the Sponsor Support Agreement, if immediately prior to the Closing, (i) the conditions set forth in Section 7.02(f) (No Redemption by Kingstown 1740) and Section 7.02(g) (Kingstown 1740 Series A Investment) of the Business Combination Agreement are not satisfied and (ii) the deferred underwriting commission paid to the underwriters of Inflection Point’s IPO at the Closing is greater than $5,770,625, then the Sponsor will deposit the 500,000 Sponsor Earn Out Shares into escrow in accordance with the terms of the Sponsor Support Agreement and pursuant to the Escrow and Earn Out Agreement. As Citi has waived its entitlement to the deferred underwriting discount in connection with the Business Combination, the Sponsor will not be required to deposit the Sponsor Earn Out Shares into escrow.

Representations and Warranties

The Business Combination Agreement contains representations and warranties of Inflection Point and Intuitive Machines, certain of which are qualified by materiality and material adverse effect and may be further modified and limited by the Disclosure Schedules. The representations and warranties of Inflection Point are also qualified by information included in Inflection Point’s public filings, filed or submitted to the SEC on or prior to the date of the Business Combination Agreement (subject to certain exceptions contemplated by the Business Combination Agreement).

Representations and Warranties of Intuitive Machines

The Business Combination Agreement contains representations and warranties of Intuitive Machines and its subsidiaries relating to, among other things, proper organization and standing, authorization, capitalization, subsidiaries, no conflict, government consents and filings, financial statements, undisclosed liabilities, absence of certain changes, compliance with laws, government contracts, permits, litigation, material contracts, intellectual property, taxes and returns, real property, personal property, employee matters, benefit plans, environmental matters, transactions with related persons, insurance, top customers and suppliers, certain business practices, the Investment Company Act, finders and brokers, independent investigation and information supplied, and that there are no additional representations or warranties.

Representations and Warranties of Inflection Point

The Business Combination Agreement contains representations and warranties of Inflection Point relating to, among other things, proper organization and standing, authorization, government approvals, non-contravention, capitalization, SEC filings and financial statements, internal controls, absence of certain changes, undisclosed liabilities, compliance with laws, legal proceedings, orders, permits, taxes and returns, properties, the Investment Company Act, Trust Account, finders and brokers, certain business practices, insurance, information supplied, independent investigation, employees and benefit plans, and that there are no additional representations and warranties.

Intuitive Machines Material Adverse Effect

Under the Business Combination Agreement, certain of the representations and warranties of Intuitive Machines are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Business Combination Agreement, “Intuitive Machines Material Adverse Effect” means any event, state of facts, condition, change, development, circumstance, occurrence or effect (collectively, “events”), that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of Intuitive Machines (the “Target Company”) and its direct and indirect subsidiaries (collectively, the “Target Companies”), taken as a whole, or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Target Companies to consummate the Business Combination; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, an Intuitive Machines Material Adverse Effect:

•        any change in applicable laws or GAAP or any interpretation thereof following the date of the Business Combination Agreement,

•        any change in interest rates or economic, political, business or financial market conditions generally,

•        the taking of any action required by the Business Combination Agreement,

•        any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic (including COVID-19, or any COVID-19 measures or any change in such COVID-19 measures or interpretations following the date of the Business Combination Agreement) or change in climate,

•        any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions,

•        any failure of the Target Companies to meet any projections or forecasts,

•        any events generally applicable to the industries or markets in which Intuitive Machines and its subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third party suppliers),

•        the announcement of the Business Combination Agreement and consummation of the transactions contemplated thereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Target Companies,

•        any matter set forth on the Disclosure Letter of Intuitive Machines, or

•        any action taken by, or at the request of, Inflection Point; provided, further, that any event referred to in the clauses above may be taken into account in determining if an Intuitive Machines Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Target Companies, taken as a whole, relative to similarly situated companies in the industry in which the Target Companies conduct their respective operations, but only to the extent of the incremental disproportionate effect on the Target Companies, taken as a whole, relative to similarly situated companies in the industry in which the Target Companies conduct their respective operations.

Inflection Point Material Adverse Effect

Under the Business Combination Agreement, certain representations and warranties of Inflection Point are qualified in whole or in part by a material adverse effect standard on the ability of Inflection Point to consummate the Business Combination for purposes of determining whether a breach of such representations and warranties has occurred. Pursuant to the Business Combination Agreement, “Inflection Point Material Adverse Effect” means any change, event, or occurrence, that, individually or when aggregated with other changes, events, or occurrences has had a materially adverse effect on the business, assets, financial condition or results of operations of Inflection Point; provided, however, that no change or effect related to any of the following, alone or in combination, will be taken into account in determining whether an Inflection Point Material Adverse Effect has occurred: (i) changes or proposed changes in applicable law, regulations or interpretations thereof or decisions by courts or any governmental authority after the date of the Business Combination Agreement; (ii) changes or proposed changes in GAAP (or any interpretation thereof) after the date of the Business Combination Agreement; or (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world.

Survival of Representations and Warranties

None of the representations and warranties, covenants, obligations or other agreements in the Business Combination Agreement or in any other certificate, statement or instrument delivered pursuant to the Business Combination Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, will survive the Closing (and there will be no liability after the Closing in respect thereof), except for those covenants and agreements contained therein that by their terms expressly apply in whole or in part after at or after the Closing, and then only in respect to any breaches occurring at or after the Closing.

Covenants and Agreements

Intuitive Machines has made covenants relating to, among other things, conduct of business, annual and interim financial statements, no trading, obtaining approval of the Intuitive Machines Members, the Recapitalization, and affiliate agreements.

Inflection Point has made covenants relating to, among other things, conduct of business, Inflection Point public filings, the Trust Account, Inflection Point shareholder approval, employee matters, and the Domestication.

Conduct of Business of Intuitive Machines

Intuitive Machines has agreed that from the date of the Business Combination Agreement through the earlier of the termination of the Business Combination Agreement or the Closing (the “Interim Period”), it will, and will cause its subsidiaries to, subject to certain specified exceptions, including as set forth on the Disclosure Letter delivered by Intuitive Machines pursuant to the Business Combination Agreement, as consented to by Inflection Point in writing (which consent will not be unreasonably withheld, conditioned or delayed) or as required by applicable law, use commercially reasonable efforts to, and will use commercially reasonable efforts to cause its subsidiaries to:

•        conduct its and their respective businesses, in all material respects, in the ordinary course of business;

•        comply in all material respects with all laws applicable to the Target Companies and their respective businesses, assets and employees; and

•        take commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations.

During the Interim Period, Intuitive Machines also agreed not to, and to cause its subsidiaries not to, subject to certain specified exceptions, including as set forth on the Disclosure Letter delivered by Intuitive Machines as consented to by Inflection Point in writing (which consent will not be unreasonably withheld, conditioned or delayed) or as required by applicable law:

•        amend, waive or otherwise change, in any respect, its organizational documents, except as required by applicable law;

•        authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third person with respect to such securities, except in compliance with existing Intuitive Machines benefits plans or any contract (including any warrant, option, or profits interest award) outstanding as of the date of the Business Combination Agreement which has been disclosed in writing to Inflection Point;

•        split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities, except (x) with respect to the Recapitalization or (y) for distributions to holders of equity interests in any Target Company that is a pass-through for U.S. federal, and applicable state and local, income tax purposes as necessary to enable such holders to timely pay their income taxes, including estimated income taxes, attributable to their ownership of such Target Company; provided that the amount of any distributions described in this clause (y) will be determined in a manner consistent with the principles set forth in the definition of “assumed tax liability” in the Second A&R Operating Agreement;

•        allow the aggregate indebtedness of the Target Companies to exceed an amount equal to the sum of $5,000,000 plus the aggregate amount of indebtedness of the Target Companies as reflected on the most recent audited Intuitive Machines financials;

•        except as otherwise required by law, or Intuitive Machines benefit plans, (i) grant any severance, retention, change in control or termination or similar pay, (ii) terminate, adopt, enter into or materially amend or grant any new awards under any Intuitive Machines benefit plan or any plan, policy, practice, program, agreement or other arrangement that would be deemed an Intuitive Machines benefit plan as of the date hereof, (iii) increase the cash compensation or bonus opportunity of any employee, officer, director or other individual service provider, except for such increases to any such individuals who are not directors or officers of the Target Companies made in the ordinary course of business consistent with past practice, (iv) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by Intuitive Machines or any of Intuitive Machines’ subsidiaries, (v) hire or engage any new employee or independent contractor if such new employee or independent contractor will receive annual base compensation in excess of $250,000, other than in the ordinary course of business consistent with past practice, (vi) terminate the employment or engagement, other than for cause, death or disability, of any employee or independent contractor with an annual base compensation in excess of $250,000 or (vii) waive any restrictive covenants applying to any current or former employee or independent contractor, or (viii) plan, announce, implement, or effect the reduction in force, lay-off, furloughs, early-retirement program, severance program or other program or effort concerning the termination of a group of employees of Intuitive Machines (other than individual employee terminations for cause permitted under the Business Combination Agreement);

•        enter into or extend any collective bargaining agreement or similar labor agreement, other than as required by applicable law, or recognize or certify any labor union, labor organization, or group of employees of Intuitive Machines as the bargaining representative for any employees of the Target Company;

•        (A) make, change or rescind any material election relating to taxes, (B) settle any claim, suit, litigation, proceeding, arbitration, investigation, audit, controversy or other legal proceeding relating to material taxes, (C) file any amended income tax or other material tax return, (D) surrender or allow to expire any right to claim a refund of material taxes, (E) change (or request to change) any method of accounting for tax purposes, (F) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material taxes may be issued or in respect of any material tax attribute that would give rise to any claim or assessment of taxes of or with respect to the Target Companies, or (G) enter into any “closing agreement” as described in Section 7121 of the Code or any similar agreement or arrangement with any governmental authority, in each case except as required by applicable law;

•        knowingly take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent the closing contributions from qualifying as contributions and exchanges described in Section 721 of the Code and the Treasury Regulations promulgated thereunder;

•        transfer, sell, assign, license, sublicense, covenant not to assert, subject to a lien (other than a permitted lien), abandon, allow to lapse, transfer or otherwise dispose of, any right, title or interest of a Target Company in or to any owned intellectual property material to any of the businesses of the Target Companies (other than non-exclusive licenses of owned intellectual property granted in the ordinary course of business or abandoning, allowing to lapse or otherwise disposing of owned intellectual property registrations or applications that the Target Company, in the exercise of its good faith business judgment, has determined to abandon, allow to lapse or otherwise dispose of), or otherwise materially amend or modify, permit to lapse or fail to preserve any material Intuitive Machines registered intellectual property (excluding non-exclusive licenses of Intuitive Machines’ intellectual property to Target Company customers in the ordinary course of business consistent with past practice), or disclose, divulge, furnish to or make accessible to any person who has not entered into a confidentiality agreement sufficiently protecting the confidentiality thereof any material trade secrets constituting owned intellectual property, or include, incorporate or embed in, link to, combine, make available or distribute with, or use in the development, operation, delivery or provision of any Intuitive Machines software any open source software in a manner that requires any Target Company to take a copyleft action;

•        terminate or assign any Intuitive Machines material contract or enter into any contract that would be an Intuitive Machines material contract, in any case outside of the ordinary course of business consistent with past practice;

•        establish any subsidiary or enter into any new line of business;

•        fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect, or terminate without replacement or amend in a manner materially detrimental to the Target Companies, taken as a whole, any material insurance policy insuring the Target Companies;

•        make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP or changes that are made in accordance with Public Accounting Oversight Board (United States) (“PCAOB”) standards;

•        waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to the Business Combination Agreement or the transactions contemplated thereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, a Target Company or its affiliates) not in excess of $500,000 (individually or in the aggregate);

•        effect any layoff or other personnel reduction or change at any of its facilities;

•        acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice, except pursuant to any contract in existence as of the date hereof which has been disclosed in writing to Inflection Point;

•        make capital expenditures outside of the ordinary course of business consistent with past practice in excess of $1,000,000 (individually for any project) or $5,000,000 in the aggregate;

•        adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization;

•        voluntarily incur liabilities or obligations (whether absolute, accrued, contingent or otherwise) in excess of $5,000,000 in the aggregate other than pursuant to the terms of a material contract or benefit plan of Intuitive Machines, in any case, outside of the ordinary course of business, taking into account the anticipated growth in the Target Companies’ businesses;

•        sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its tangible properties, assets or rights;

•        enter into any written agreement, understanding or arrangement with respect to the voting of equity securities of Intuitive Machines;

•        take any action that would reasonably be expected to significantly delay or impair the obtaining of any consents of any governmental authority to be obtained in connection with the Business Combination Agreement or that would impede the Business Combination;

•        enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any related person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice);

•        (i) limit the right of any Target Company to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any person or (ii) grant any exclusive or similar rights to any person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the business of the Target Companies; or

•        authorize or agree to do any of the foregoing actions.

Conduct of Business of Inflection Point

Inflection Point has agreed that during the Interim Period, subject to certain specified exemptions, including as set forth on the Disclosure Letter delivered by Inflection Point pursuant to the Business Combination Agreement, as consented to by Intuitive Machines in writing (which consent will not be unreasonably withheld, conditioned or delayed) or as is required by applicable law, it will:

•        conduct its business, in all material respects, in the ordinary course of business,

•        comply in all material respects with all laws applicable to Inflection Point and its business, assets and employees, and

•        take commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, its business organization.

During the Interim Period, Inflection Point also agreed not to, and to cause its subsidiaries not to, subject to certain specified exceptions, including as set forth on the Disclosure Letter delivered by Inflection Point, as consented to by Intuitive Machines in writing (which consent will not be unreasonably withheld, conditioned or delayed) or as required by applicable law:

•        amend, waive or otherwise change, in any respect, its organizational documents except as required by applicable law;

•        authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third person with respect to such securities;

•        split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

•        incur, create, assume, prepay or otherwise become liable for any indebtedness (directly, contingently or otherwise) in excess of $200,000 individually or $500,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any indebtedness, liability or obligation of any person provided that the foregoing will not prevent Inflection Point from borrowing funds necessary to finance its ordinary course administrative costs and expenses and expenses incurred in connection with the consummation of the transactions contemplated by the Business Combination Agreement (including the PIPE Investment and the costs and expenses necessary for an extension, up to aggregate additional indebtedness during the Interim Period of $1,000,000);

•        (A) make, change or rescind any material election relating to taxes, (B) settle any claim, suit, litigation, proceeding, arbitration, investigation, audit, controversy or other legal proceeding relating to material taxes, (C) file any amended income tax or other material tax return, (D) surrender or allow to expire any right to claim a refund of material taxes, (E) change (or request to change) any method of accounting for tax purposes, (F) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material taxes may be issued or in respect of any material tax attribute that would give rise to any claim or assessment of taxes of or with respect to Inflection Point, or (G) enter into any “closing agreement” as described in Section 7121 of the Code or any similar agreement or arrangement with any governmental authority, in each case except as required by applicable law;

•        knowingly take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent the closing contributions from qualifying as contributions and exchanges described in Section 721 of the Code and the Treasury Regulations promulgated thereunder;

•        amend, waive or otherwise change the Trust Agreement in any manner adverse to Inflection Point;

•        terminate, waive or assign any material right under any material contract of Inflection Point;

•        fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

•        establish any subsidiary or enter into any new line of business;

•        fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

•        make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP or PCAOB standards;

•        waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to the Business Combination Agreement or the transactions contemplated thereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, Inflection Point or its subsidiaries) not in excess of $500,000 (individually or in the aggregate);

•        acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

•        make capital expenditures in excess of $200,000 individually for any project (or set of related projects) or $500,000 in the aggregate (excluding for the avoidance of doubt, incurring any expenses);

•        adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the contribution);

•        voluntarily incur any liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $500,000 individually or $1,000,000 in the aggregate (excluding the incurrence of any expenses) other than pursuant to the terms of a contract in existence as of the date of the Business Combination Agreement or entered into in the ordinary course of business or in accordance with the terms of the Business Combination Agreement during the Interim Period;

•        sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its tangible properties, assets or rights;

•        take any action that would reasonably be expected to significantly delay or impair the obtaining of any consents of any governmental authority to be obtained in connection with the Business Combination Agreement;

•        grant or establish any form of compensation or benefits to any current or former employee, officer, director, individual independent contractor or other individual service provider of Inflection Point; or

•        authorize or agree to do any of the foregoing actions.

Covenants of Intuitive Machines

Pursuant to the Business Combination Agreement, Intuitive Machines has agreed, among other things, to:

•        as soon as reasonably practicable following the date of the Business Combination Agreement, deliver to Inflection Point audited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity and cash flows of the Target Companies as of and for the years ended December 31, 2021 and December 31, 2020, together with the auditor’s reports thereon, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (collectively, the “PCAOB Financial Statements”);

•        (a) as soon as reasonably practicable following the date of the Business Combination Agreement, deliver to Inflection Point unaudited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity and cash flows of the Target Companies as of and for the six-month periods ending June 30, 2022 and 2021, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (the “Updated 1H Financial Statements”) and (b) as soon as reasonably practicable, deliver to Inflection Point any other audited or unaudited financial statements of the Target Companies that are required by applicable law to be included in the proxy statement/prospectus;

•        while it is in possession of material nonpublic information, it will not purchase or sell any securities of Inflection Point (unless otherwise explicitly contemplated in the Business Combination Agreement), communicate such information to any third party, take any other action with respect to Inflection Point in violation of such laws, or cause or encourage any third party to do any of the foregoing;

•        use reasonable best efforts to effectuate the Recapitalization;

•        except as set forth in the Disclosure Letter delivered by Intuitive Machines, terminate or settle at or prior to the Closing, without further liability to Inflection Point or the Target Companies all agreements with related persons.

Covenants of Inflection Point

Pursuant to the Business Combination Agreement, Inflection Point has agreed, among other things, to:

•        During the Interim Period, keep current all of its public filings with the SEC and otherwise comply in all material respects with applicable securities laws and will use its commercially reasonable efforts prior to the Closing to maintain the listing of the Inflection Point Class A Ordinary Shares and the Inflection Point Public Warrants on Nasdaq.

•        Upon satisfaction or waiver of the conditions set forth in the Business Combination Agreement and provision of notice thereof to Continental, (i) in accordance with and pursuant to the Trust Agreement, at the Closing, Inflection Point (a) will cause any documents, opinions and notices required to be delivered to Continental pursuant to the Trust Agreement to be delivered and (b) will use its reasonable best efforts to cause Continental to, and Continental will be obligated to (1) pay as and when due all amounts payable to the Public Shareholders pursuant to the redemption, and (2) pay all remaining amounts then available in the Trust Account to Inflection Point for immediate use, subject to the Business Combination Agreement and the Trust Agreement, and (ii) thereafter, the Trust Account will terminate, except as otherwise provided therein.

•        Prior to the Closing Date, Inflection Point will approve and adopt the New Intuitive Machines Incentive Plan, in a form to be mutually agreed upon between Inflection Point and Intuitive Machines, that provides for grants of awards to eligible service providers. The New Intuitive Machines Incentive Plan will have an initial share reserve which will be mutually agreed between Inflection Point and Intuitive Machines based upon benchmarking against peer companies and in consultation with an independent outside compensation advisor.

•        Subject to receipt of the required shareholder approval of the Condition Precedent Proposals, at least one (1) day prior to the Closing, Inflection Point will, in accordance with applicable law, any applicable rules and regulations of the SEC and Nasdaq, and Inflection Point’s organizational documents, as applicable, cause the Domestication to become effective, including by (a) filing with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, in form and substance reasonably acceptable to Inflection Point and Intuitive Machines, together with the Proposed Certificate of Incorporation, in each case, in accordance with the provisions thereof and applicable law, and (b) completing, making and procuring all those filings required to be made with respect to Cayman Islands law in connection with the Domestication.

Joint Covenants of Intuitive Machines and Inflection Point

In addition, each of Intuitive Machines and Inflection Point has agreed, among other things:

•        During the Interim Period, each of Intuitive Machines and Inflection Point will not, and will cause its representatives to not, without the prior written consent of Intuitive Machines and Inflection Point, directly or indirectly, (i) solicit, assist, initiate, engage or facilitate the making, submission or announcement of, or encourage, any acquisition proposal, (ii) furnish any non-public information regarding such party or its affiliates or their respective businesses, operations, assets, liabilities, financial condition, prospects or employees to any person or group (other than a party to the Business Combination Agreement or their respective representatives) in connection with or in response to an acquisition proposal, (iii) engage or participate in discussions or negotiations with any person or group with respect to, or that could reasonably be expected to lead to, an acquisition proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any acquisition proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any acquisition proposal, (vi) release any third person from, or waive any provision of, any confidentiality agreement to which such party is a party, (vii) otherwise knowingly encourage or facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any person to make an alternative transaction or (viii) agree or otherwise commit to enter into or engage in any of the foregoing.

•        Each of Intuitive Machines and Inflection Point will notify the other as promptly as practicable (and in any event within two (2) business days) in writing of the receipt by such party or any of its representatives of (i) any inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any acquisition proposal or any inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an acquisition proposal, and (ii) any request for non-public information relating to such party or its affiliates in connection with any acquisition proposal, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each party will keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each party will, and will cause its representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any person with respect to any acquisition proposal and will, and will direct its representatives to, cease and terminate any such solicitations, discussions or negotiations.

•        During the Interim Period, each of Intuitive Machines and Inflection Point will give prompt notice to the other if such party: (a) receives any notice or other communication in writing from any third party (including any governmental authority) alleging (i) that the consent of such third party is or may be required in connection with the transactions contemplated by the Business Combination Agreement or (ii) any non-compliance with any law by such party or its affiliates; (b) receives any notice or other communication from any governmental authority in connection with the transactions contemplated by the Business Combination Agreement; or (c) becomes aware of the commencement or threat, in writing, of any legal proceeding against such party or any of its affiliates, or any of their respective properties or assets, or, to the knowledge of such party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such party or of its affiliates with respect to the consummation of the transactions contemplated by the Business Combination Agreement.

•        Subject to the terms and conditions of the Business Combination Agreement, each of Intuitive Machines and Inflection Point will use its reasonable best efforts, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by the Business Combination Agreement (including the receipt of all applicable consents of governmental authorities) and to comply as promptly as practicable with all requirements of governmental authorities applicable to the transactions contemplated by the Business Combination Agreement. As promptly as practicable after the execution of the Business Combination Agreement and receipt by Inflection Point of the PCAOB Financial Statements, the Updated 1H Financial Statements and any other audited or unaudited financial statements of the Target Companies that are required by applicable law to be included in the proxy statement/prospectus, (x) Intuitive Machines and Inflection Point will jointly prepare and Inflection Point will file with the SEC, mutually acceptable materials that will include the proxy statement to be filed with the SEC and sent to Inflection Point’s shareholders relating to the extraordinary general meeting, and (y) Inflection Point will prepare (with Intuitive Machines’ and its representatives’ reasonable cooperation) and file with the SEC the registration statement of which this proxy statement/prospectus forms a part in connection with the registration under the Securities Act of (A) the shares of New Intuitive Machines Class A Common Stock and New Intuitive Machines Warrants to be issued in exchange for the issued and outstanding Inflection Point Class A Ordinary Shares and the Inflection Point Warrants, respectively, in the Domestication and (B) the shares of New Intuitive Machines Common Stock that constitute the aggregate consideration.

•        Each of Intuitive Machines and Inflection Point and will use its reasonable best efforts to cause the registration statement of which this proxy statement/prospectus forms a part to comply with the rules and regulations promulgated by the SEC, to have the registration statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the registration statement effective as long as is necessary to consummate the transactions contemplated hereby.

•        Each of Intuitive Machines and Inflection Point agree that for a period of six (6) years from the Closing Date, each part will, and will cause New Intuitive Machines and the Target Companies to, maintain in effect the exculpation, indemnification and advancement of expenses provisions in favor of any individual who, at or prior to the Closing, was a director, officer, employee or agent of Inflection Point or the Target Companies, as the case may be, or who, at the request of Inflection Point or the Target Companies, as the case may be, served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (collectively, with such individual’s heirs, executors or administrators, (each, together with such Person’s heirs, executors or administrators, a “D&O Indemnified Party”)), of Inflection Point and the Target Companies respective organizational documents as in effect immediately prior to the Closing Date or in any indemnification agreements of Inflection Point and the Target Companies, on the one hand, with any D&O Indemnified Party, on the other hand, as in effect immediately prior to the Closing Date.

Closing Conditions

The consummation of the Business Combination Agreement is conditioned upon the satisfaction or waiver by the applicable parties to the Business Combination Agreement of the conditions set forth below. Therefore, unless these conditions are waived (to the extent they can be waived) by the applicable parties to the Business Combination Agreement, the Business Combination may not be consummated. There can be no assurance that the parties to the Business Combination Agreement would waive any such provisions of the Business Combination Agreement.

Conditions to the Obligations of Each Party

The consummation of the Business Combination is conditioned upon the satisfaction of certain customary closing conditions by each of the parties, including among other things:

•        The approval of each Condition Precedent Proposal will have been obtained.

•        The requisite approval of the Intuitive Machines Members will have been obtained.

•        No governmental authority will have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) or order that is then in effect and which has the effect of making the transactions or agreements contemplated by the Business Combination Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by the Business Combination Agreement.

•        After giving effect to the redemption, the Series A Investment and any PIPE Investment, Inflection Point will have net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) of at least $5,000,001.

•        The registration statement will have been declared effective under the Securities Act by the SEC and will remain effective as of the Closing, and no stop order or similar order suspending the effectiveness of the registration statement will have been issued and be in effect with respect to the registration statement and no proceedings for that purpose will have been initiated or threatened by the SEC and not withdrawn.

•        The shares of New Intuitive Machines Class A Common Stock to be issued in connection with the Business Combination will be conditionally approved for listing upon the Closing on Nasdaq subject to any requirement to have a sufficient number of round lot holders of the New Intuitive Machines Class A Common Stock.

Conditions to the Obligations of Intuitive Machines

The obligations of Intuitive Machines to consummate and effect the Business Combination is subject to the satisfaction of each of the following additional conditions at or prior to the Closing, any one or more of which may be waived in writing exclusively by Intuitive Machines:

•        All of the representations and warranties of Inflection Point set forth in the Business Combination Agreement and in any certificate delivered by or on behalf of Inflection Point pursuant thereto will be true and correct on and as of the date of the Business Combination Agreement and on and as of the Closing

Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties will have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Inflection Point Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have an Inflection Point Material Adverse Effect.

•        Inflection Point will have performed in all material respects all of its respective obligations and complied in all material respects with all of their respective agreements and covenants under the Business Combination Agreement to be performed or complied with by them on or prior to the Closing Date.

•        No Inflection Point Material Adverse Effect will have occurred with respect to Inflection Point since the date of the Business Combination Agreement that is continuing and uncured.

•        The Domestication will have been completed as provided in the Business Combination Agreement and a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation thereto will have been delivered to the Intuitive Machines.

•        Inflection Point will have made appropriate arrangements to have the Trust Account available to Inflection Point for payment of amounts to be paid pursuant to the Business Combination Agreement, including the closing contributions, at the Closing.

•        Kingstown will not have exercised any redemption rights with respect to its 2,900,000 Inflection Point Class A Ordinary Shares.

•        Kingstown will have delivered the purchase price for the Series A Preferred Stock and Preferred Investor Warrants to be purchased by Kingstown pursuant to the Series A Purchase Agreement to the Escrow Agent as defined in the Series A Purchase Agreement.

•        Inflection Point will have delivered to Intuitive Machines a certificate, signed by an executive officer of Inflection Point and dated as of the Closing Date, certifying as to the matters described in the Business Combination Agreement.

•        Inflection Point will have delivered to Intuitive Machines a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of Inflection Point’s organizational documents as in effect as of the Closing Date (after giving effect to the Domestication) and (B) the resolutions of Inflection Point’s board of directors authorizing and approving the execution, delivery and performance of the Business Combination Agreement and each of the ancillary documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated thereby.

•        Inflection Point will have delivered, or caused to be delivered, all of the certificates, instruments, contracts, and other documents specified to be delivered by it under the Business Combination Agreement, duly executed by Inflection Point (as applicable).

Conditions to the Obligations of Inflection Point

The obligations of Inflection Point to consummate and effect the Business Combination is subject to the satisfaction of each of the following additional conditions at or prior to the Closing, any one or more of which may be waived in writing exclusively by Inflection Point.

•        All of the representations and warranties of Intuitive Machines set forth in the Business Combination Agreement and in any certificate delivered by or on behalf of Intuitive Machines pursuant thereto will be true and correct on and as of the date of the Business Combination Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties will have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Intuitive Machines Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have an Intuitive Machines Material Adverse Effect.

•        Intuitive Machines will have performed in all material respects all of its obligations and complied in all material respects with all of the agreements and covenants under the Business Combination Agreement to be performed or complied with by it on or prior to the Closing Date.

•        No Intuitive Machines Material Adverse Effect will have occurred with respect to the Target Companies, taken as a whole, since the date of the Business Combination Agreement that is continuing and uncured.

•        The Recapitalization will have been completed pursuant to the recapitalization instrument.

•        Intuitive Machines will have delivered to Inflection Point a certificate, signed by an executive officer of Intuitive Machines and dated as of the Closing Date, certifying as to the matters described in the Business Combination Agreement.

•        Intuitive Machines will have delivered to Inflection Point a certificate executed by Intuitive Machines’ secretary certifying as to the validity and effectiveness of, and attaching, (A) copies of Intuitive Machines’ organizational documents as in effect as of the Closing Date (immediately prior to the Closing) and (B) the requisite resolutions of Intuitive Machines’ board of managers authorizing and approving the execution, delivery and performance of the Business Combination Agreement and each ancillary document to which Intuitive Machines is or is required to be a party or bound, and the consummation of the Business Combination.

•        Intuitive Machines will have delivered the employment agreements for the persons mutually agreed by Inflection Point and Intuitive Machines, and such agreements will be in full force and effect as of the Closing.

•        Intuitive Machines will have delivered, or caused to be delivered, all of the certificates, instruments, contracts, and other documents specified to be delivered by it under the Business Combination Agreement, duly executed by Intuitive Machines (as applicable).

Termination; Effectiveness

Intuitive Machines and Inflection Point will be able to terminate the Business Combination Agreement by mutual written consent. Either Intuitive Machines or Inflection Point would be able to terminate the Business Combination Agreement:

•        by written notice if any of the conditions to the Closing set forth in the Business Combination Agreement have not been satisfied or waived by September 16, 2023 (the “Outside Date”); provided, however, the right to terminate the Business Combination Agreement will not be available to a party if the breach or violation by such party or its affiliates of any representation, warranty, covenant or obligation under the Business Combination Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

•        by written notice if a governmental authority of competent jurisdiction will have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement, and such order or other action has become final and non-appealable; provided, however, that the right to terminate the Business Combination Agreement t will not be available to a party if the failure by such party or its affiliates to comply with any provision of the Business Combination Agreement has been a substantial cause of, or substantially resulted in, such action by such governmental authority;

Intuitive Machines would be able to terminate the Business Combination Agreement:

•        if the Inflection Point Board modifies its recommendation that shareholders vote “FOR” each of the Condition Precedent Proposals

•        if the approval of the Condition Precedent Proposals by Inflection Point’s shareholders will not have been obtained by reason of the failure to obtain the required vote at the Inflection Point shareholders’ meeting duly convened therefor or at any adjournment or postponement thereof;

•        if (i) there has been a breach by Inflection Point of any of its representations, warranties, covenants or agreements contained in the Business Combination Agreement, or if any representation or warranty of Inflection Point will have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in the Business Combination Agreement to be satisfied and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to Inflection Point or (B) the Outside Date; provided, that Intuitive Machines will not have the right to terminate the Business Combination Agreement pursuant to the Business Combination Agreement if at such time Intuitive Machines is in material uncured breach of the Business Combination Agreement;

•        if (i) all the conditions set forth in the Business Combination Agreement have been, and continue to be, satisfied or waived (ii) Inflection Point fails to consummate the Business Combination on or prior to the day when the Closing is required to occur pursuant to the Business Combination Agreement, (iii) Intuitive Machines will have irrevocably confirmed in writing to Inflection Point that it is ready, willing and able to consummate the Closing and (iv) Inflection Point fails to effect the Closing within five business days following delivery of such confirmation.

Inflection Point would be able to terminate the Business Combination Agreement if (i) there has been a breach by Intuitive Machines of any of its representations, warranties, covenants or agreements contained in the Business Combination Agreement, or if any representation or warranty of such parties will have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in the Business Combination Agreement to be satisfied (treating the Closing Date for such purposes as the date of the Business Combination Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to Intuitive Machines or (B) the Outside Date; provided, that Inflection Point will not have the right to terminate the Business Combination Agreement pursuant to the Business Combination Agreement if at such time Inflection Point is in material uncured breach of the Business Combination Agreement.

Waiver and Amendments

At any time prior to Closing, any party to the Business Combination Agreement may, by approval by their respective board of directors or other officers or persons duly authorized (a) extend the time for the performance of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties (of the other party hereto) that are contained in the Business Combination Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in the Business Combination Agreement. The Business Combination Agreement may be amended, supplemented or modified only by execution of a written instrument signed by Inflection Point and Intuitive Machines.

Fees and Expenses

In the event that the Business Combination Agreement is terminated by Inflection Point due to (i) Intuitive Machines’ breach of certain representation, warranties, covenants or agreements, which would result in a failure of certain closing conditions and such breach is incapable of being or is not cured within (A) twenty (20) days after written notice or (B) the Outside Date or (ii) Intuitive Machines fails to consummate the Business Combination on or prior to the day when Closing is required to occur and fails to effect the Closing within five (5) business days following the delivery of Inflection Point’s confirmation to consummate the Closing, then Intuitive Machines will pay to Inflection Point any amounts due and owing under the Working Capital Note (the “Expense Reimbursement”) within two (2) days after the date of termination.

In addition, if Intuitive Machines fails to pay in a timely manner any amount due pursuant to the Expense Reimbursement, Intuitive Machines will reimburse Inflection Point for all costs and expenses incurred in the collection of overdue amounts and will pay to Inflection Point interest on the amounts payable.

Inflection Point and Intuitive Machines agree that they are entitled to seek an injunction or restraining order to prevent breaches and to specific enforcement of the terms and provisions of the Business Combination Agreement, in addition to any other right or remedy to which any party is entitled under the Business Combination Agreement, at law or equity.

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement (the “Related Agreements”), but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements. The full text of the Related Agreements, or forms thereof, are filed as annexes to this proxy statement/prospectus or as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified in their entirety by the full text of such annexes and exhibits. Shareholders of Inflection Point and other interested parties are urged to read such Related Agreements in their entirety prior to voting on the proposals presented at the extraordinary general meeting.

A&R Registration Rights Agreement

At the Closing, Inflection Point, the Sponsor certain Intuitive Machines Members and the Series A Investors will enter into the A&R Registration Rights Agreement, pursuant to which, among other things, the Sponsor, such Intuitive Machines Members and the Series A Investors will be granted certain customary registration rights, on the terms and subject to the conditions therein, with respect to securities of New Intuitive Machines that they will hold following the Business Combination.

Member Voting and Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, Inflection Point, Intuitive Machines, and the Intuitive Machines Founders entered into a Member Voting and Support Agreement (the “Member Voting and Support Agreement”) pursuant to which the Intuitive Machines Founders generally agreed to, among other things:

(i)     approve and adopt the Business Combination Agreement and the consummation of the transactions contemplated thereby;

(ii)    vote against any alternative transaction or any proposal relating to an alternative transaction;

(iii)   vote against any merger agreement or merger, consolidation, combination (other than the Business Combination Agreement and the transactions contemplated thereby), sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Intuitive Machines;

(iv)   vote against any change in the business or board of managers of Intuitive Machines (other than pursuant to the Business Combination Agreement or the agreements and instruments contemplated by the Business Combination Agreement or otherwise related to the transactions contemplated therein); and

(v)    vote against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of the Member Voting and Support Agreement, the Business Combination Agreement or the transactions contemplated thereby, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Intuitive Machines under the Business Combination Agreement, (C) result in any of the closing conditions of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of such Intuitive Machines Founders contained in the Member Voting and Support Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Intuitive Machines.

Pursuant to the Member Voting and Support Agreement, until the earliest of the Closing, termination of the Business Combination Agreement or the liquidation of Intuitive Machines, no Intuitive Machines Founder shall (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any units of Intuitive Machines, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any such units without the prior written consent of Intuitive Machines and Inflection Point, unless such transfer is deemed a Permitted Transfer (as defined in the Member Voting and Support Agreement).

In addition, pursuant to the Member Voting and Support Agreement, each Intuitive Machines Founder has agreed not to commence, join in, facilitate, assist or encourage, and has agreed to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Inflection Point, Intuitive Machines or any of their respective successors or directors, (a) challenging the validity of, or seeking to enjoin the operation of, any provision of the Member Voting and Support Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Member Voting and Support Agreement, the Business Combination Agreement or the Business Combination. Each Intuitive Machines Founder has also waived and agreed not to exercise any rights of appraisal or rights to dissent from the Business Combination that they may have in respect of their units of Intuitive Machines. The Member Voting and Support Agreement terminates upon the earlier to occur of the Closing, the termination of the Business Combination Agreement, the liquidation of Intuitive Machines or the written agreement of the Intuitive Machines Founders, Inflection Point and Intuitive Machines. Each of the Intuitive Machines Founders entered into the Member Voting and Support Agreement solely in his, her or its capacity as a security holder and not in any capacity as a director or otherwise.

Sponsor Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, the Sponsor, Inflection Point and Intuitive Machines entered into the Sponsor Support Agreement pursuant to which the Sponsor agreed to, among other things:

(i)     vote in favor of the adoption of each of the Shareholder Proposals;

(ii)    vote against any alternative transaction or any proposal relating to an alternative transaction (in each case, other than the Shareholder Proposals);

(iii)   vote against any merger agreement or merger, consolidation, combination (other than the Business Combination Agreement and the transactions contemplated thereby), sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Inflection Point;

(iv)   vote against any change in the business, management or board of directors of Inflection Point (other than in connection with the Shareholder Proposals or pursuant to the Business Combination Agreement or the agreements and instruments contemplated thereby or otherwise related to the transactions contemplated therein); and

(v)    vote against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of the Sponsor Support Agreement, the Business Combination Agreement or the transactions contemplated thereby, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Inflection Point under the Business Combination Agreement, (C) result in any of the closing conditions set forth in the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Sponsor contained in the Sponsor Support Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any Inflection Point Ordinary Shares.

Pursuant to the Sponsor Support Agreement, until the earliest of the Closing, termination of the Business Combination Agreement or the liquidation of Inflection Point, the Sponsor shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Founder Shares or Private Placement Warrants, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any such Founder Shares or Private Placement Warrants without the prior written consent of Intuitive Machines, unless such transfer is deemed a Permitted Transfer (as defined in the Sponsor Support Agreement).

The Sponsor has also agreed not to commence, join in, facilitate, assist or encourage, and has agreed to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Inflection Point, Intuitive Machines or any of their respective successors or directors, (a) challenging the validity of, or seeking to enjoin the operation of, any provision of the Sponsor Support Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Sponsor Support Agreement, the Business Combination Agreement or the Business Combination.

In addition, pursuant to the Sponsor Support Agreement, the Sponsor agreed to waive, subject to the consummation of the Business Combination, any and all anti-dilution rights with respect to the rate that the Founder Shares convert into Inflection Point Class A Ordinary in connection with the transactions contemplated by the Business Combination Agreement. Intuitive Machines agreed to indemnify the Sponsor from and against certain liabilities relating to the

Business Combination for a period of six years after the Closing. The Sponsor Support Agreement terminates upon the earlier to occur of the Closing, the termination of the Business Combination Agreement, the liquidation of Inflection Point or the written agreement of the Sponsor, Inflection Point and Intuitive Machines.

Tax Receivable Agreement

As a result of the post-Business Combination organizational structure, New Intuitive Machines expects to obtain (i) in connection with the Business Combination, existing tax basis in certain assets of Intuitive Machines OpCo and certain of its direct or indirect subsidiaries, including assets that will eventually be subject to depreciation or amortization, once placed in service (the “Existing Basis”), (ii) tax basis adjustments, including an increase in New Intuitive Machines’ allocable share of existing tax basis, resulting from (a) any future redemptions or exchanges of Intuitive Machines OpCo Common Units from the Intuitive Machines Members as described under “Certain Relationships and Related Party Transactions — Amended and Restated Operating Agreement — Intuitive Machines OpCo Common Units redemption right” (such basis increase, the “Basis Adjustments”), (b) certain distributions (or deemed distributions) by Intuitive Machines OpCo, and (c) payments made under the Tax Receivable Agreement and (iii) deductions attributable to imputed interest and other payments of interest pursuant to the Tax Receivable Agreement (such deductions, the “Interest Deductions”). The parties intend to treat each redemption or exchange of Intuitive Machines OpCo Common Units in Intuitive Machines OpCo pursuant to the Second A&R Operating Agreement as New Intuitive Machines’ direct purchase of Intuitive Machines OpCo Common Units in Intuitive Machines OpCo from an Intuitive Machines Member for U.S. federal income and other applicable tax purposes, regardless of whether such Intuitive Machines OpCo Common Units in Intuitive Machines OpCo are surrendered by an Intuitive Machines Member to Intuitive Machines OpCo for redemption, or, to the extent there is cash available from a contemporaneous public offering or private sale of New Intuitive Machines Class A Common Stock by New Intuitive Machines and New Intuitive Machines so authorizes, sold directly to New Intuitive Machines. Any Existing Basis, Basis Adjustments and Interest Deductions may have the effect of reducing the amount of taxes that New Intuitive Machines would otherwise pay in the future to various tax authorities. The Existing Basis, Basis Adjustments and Interest Deductions may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

In connection with the Business Combination, New Intuitive Machines will enter into the Tax Receivable Agreement with Intuitive Machines OpCo and the TRA Holders. The Tax Receivable Agreement will provide for the payment by New Intuitive Machines to the TRA Holders of 85% of the amount of cash tax savings, if any, that New Intuitive Machines actually realizes, or in some circumstances is deemed to realize, as a result of the Existing Basis, Basis Adjustments and Interest Deductions, including those resulting from payments pursuant to the Tax Receivable Agreement. Intuitive Machines OpCo and its applicable subsidiaries will have an election under Section 754 of the Code in effect for each taxable year in which a redemption or exchange of Intuitive Machines OpCo Common Units in Intuitive Machines OpCo for shares of New Intuitive Machines Class A Common Stock or cash occurs. Assuming no material changes in the relevant tax law and that New Intuitive Machines earns sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, it is expected that the tax savings associated with the (i) Existing Basis, (ii) Basis Adjustments, and (iii) Interest Deductions would aggregate to approximately $170.4 million over 20 years from the date of the Business Combination based on a trading price of $10.00 per share of New Intuitive Machines Class A Common Stock, and assuming all future redemptions or exchanges would occur one year after the Business Combination at the same assumed price per share. Under such scenario, assuming future payments are made on the due date (with extension) of each relevant U.S. federal income tax return, New Intuitive Machines would be required to pay approximately 87% of such amount, or approximately $148.2 million, over the 20-year period from the date of the Business Combination and New Intuitive Machines would benefit from the remaining 13% of the tax benefits. These Tax Receivable Agreement payments are not conditioned upon any continued ownership interest in either Intuitive Machines OpCo or New Intuitive Machines by any TRA Holder. The rights of each TRA Holder under the Tax Receivable Agreement are assignable regardless of whether the underlying Intuitive Machines OpCo Common Units are also assigned. In general, the TRA Holders’ rights under the Tax Receivable Agreement may not be assigned, sold, pledged or otherwise alienated to any person, other than certain permitted transferees, without such person becoming a party to the Tax Receivable Agreement and agreeing to succeed to the applicable TRA Holders’ interest therein.

The actual Existing Basis, Basis Adjustments and Interest Deductions, as well as any amounts paid to the TRA Holders under the Tax Receivable Agreement, will vary depending on a number of factors, including:

•        the price of shares of New Intuitive Machines Class A Common Stock at the time of redemptions or exchanges — the Basis Adjustments, as well as any related increase in any tax deductions, are directly related to the price of shares of New Intuitive Machines Class A Common Stock at the time of each redemption or exchange;

•        the timing of any subsequent redemptions or exchanges — for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of Intuitive Machines OpCo and certain of its direct and indirect subsidiaries at the time of each redemption, exchange or distribution (or deemed distribution) as well as the amount of remaining existing tax basis at the time of such redemption, exchange or distribution (or deemed distribution);

•        the extent to which such redemptions or exchanges are taxable — if a redemption or exchange is not taxable for any reason, certain of the increased tax deductions will not be available;

•        the extent to which such Basis Adjustments are immediately deductible — New Intuitive Machines may be permitted to immediately expense a portion of the Basis Adjustments attributable to a redemption or exchange, which could significantly accelerate the timing of New Intuitive Machines’ realization of the associated tax benefits. Under the Second A&R Operating Agreement, the determination of whether to immediately expense such Basis Adjustments will be made in New Intuitive Machines’ sole discretion; and

•        the amount and timing of New Intuitive Machines income — the Tax Receivable Agreement generally will require New Intuitive Machines to pay 85% of the amount of cash tax savings as and when such cash tax savings are treated as realized under the terms of the Tax Receivable Agreement. If New Intuitive Machines does not have sufficient taxable income to realize any of the applicable tax benefits, New Intuitive Machines generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year may generate tax attributes that may be used to generate tax benefits in previous or future taxable years. The use of any such tax attributes will result in payments under the Tax Receivable Agreement.

For purposes of the Tax Receivable Agreement, cash savings in income taxes will be computed by comparing New Intuitive Machines’ actual income tax liability to the amount of such taxes that New Intuitive Machines would have been required to pay had there been no Existing Basis, Basis Adjustments and Interest Deductions; provided that, for purposes of determining cash savings with respect to state and local income taxes an assumed tax rate will be used. The Tax Receivable Agreement will generally apply to each of New Intuitive Machines’ taxable years, beginning with the first taxable year ending after the completion of the Business Combination. There is no maximum term for the Tax Receivable Agreement, although, as discussed further below, the Tax Receivable Agreement may be terminated by New Intuitive Machines pursuant to an early termination procedure or upon the occurrence of certain events, in each case, that requires New Intuitive Machines to pay the TRA Holders an agreed upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated based on certain assumptions, including regarding tax rates and use of the Basis Adjustments and Interest Deductions).

The payment obligations under the Tax Receivable Agreement are obligations of New Intuitive Machines and not Intuitive Machines OpCo. Although the actual timing and amount of any payments that may be made under the Tax Receivable Agreement will vary, it is expected that the payments that New Intuitive Machines may be required to make to the TRA Holders could be substantial. Any payments made by New Intuitive Machines to the TRA Holders under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to New Intuitive Machines and, to the extent that New Intuitive Machines is unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by New Intuitive Machines; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and, therefore, may accelerate payments due under the Tax Receivable Agreement, which could be substantial. New Intuitive Machines anticipates funding ordinary course payments under the Tax Receivable Agreement from cash flow from operations of its subsidiaries, available cash or available borrowings under the Credit Mobilization Credit Facility (as defined below) or any future debt agreements.

Decisions made by New Intuitive Machines in the course of running its business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that New Intuitive Machines is required to make to a TRA Holder under the Tax Receivable Agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction will generally accelerate payments under the Tax Receivable Agreement and increase the present value of such payments.

The Tax Receivable Agreement provides that if (i) New Intuitive Machines materially breaches any of its material obligations under the Tax Receivable Agreement, (ii) certain mergers, asset sales, other forms of business combination, or other changes of control were to occur after the consummation of the Transactions, or (iii) New Intuitive Machines elects an early termination of the Tax Receivable Agreement, then its obligations, or its successor’s obligations, under the Tax Receivable Agreement would accelerate and become due and payable, based on certain assumptions, including an assumption that New Intuitive Machines would have sufficient taxable income to fully use all potential future tax benefits that are subject to the Tax Receivable Agreement. In those circumstances, TRA Holders would be deemed to exchange any remaining outstanding Intuitive Machines OpCo Common Units for New Intuitive Machines Class A Common Stock and the TRA Holders generally would be entitled to payments under the Tax Receivable Agreement resulting from such deemed exchanges. New Intuitive Machines may elect to completely terminate the Tax Receivable Agreement early only with the written approval of each of a majority of New Intuitive Machines’ “independent directors” (within the meaning of the rules of the Nasdaq). The amount due and payable in those circumstances is based on the present value (at a discount rate of SOFR plus 100 basis points) of projected future tax benefits that are based on certain assumptions, including an assumption that New Intuitive Machines would have sufficient taxable income to fully use all potential future tax benefits that are subject to the Tax Receivable Agreement. Based on such assumptions, if New Intuitive Machines were to exercise its termination right, or the Tax Receivable Agreement is otherwise terminated, immediately following the consummation of the Business Combination, the aggregate amount of the termination payments would be approximately $100.4 million.

As a result of the foregoing, New Intuitive Machines could be required to make an immediate cash payment, possibly significantly in advance of the actual realization, if any, of such future cash tax savings. New Intuitive Machines also could be required to make cash payments to the TRA Holders that are greater than 85% of the actual benefits New Intuitive Machines ultimately realizes in respect of the tax benefits that are subject to the Tax Receivable Agreement. In these situations, New Intuitive Machines’ obligations under the Tax Receivable Agreement could have a substantial negative impact on its liquidity and could have the effect of deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that New Intuitive Machines will be able to finance New Intuitive Machines’ obligations under the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that New Intuitive Machines determines, which are complex and factual in nature, and the IRS or another taxing authority may challenge all or any part of the Basis Adjustments, as well as other tax positions that we take, and a court may sustain such a challenge. New Intuitive Machines will not be reimbursed for any cash payments previously made to the TRA Holders pursuant to the Tax Receivable Agreement if any tax benefits initially claimed by New Intuitive Machines are subsequently challenged by a taxing authority and ultimately disallowed. Instead, any excess cash payments made by New Intuitive Machines to a TRA Holder will be netted against future cash payments, if any, New Intuitive Machines might otherwise be required to make under the terms of the Tax Receivable Agreement to such TRA Holders. However, a challenge to any tax benefits initially claimed by New Intuitive Machines may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments, if any, New Intuitive Machines might otherwise be required to make under the terms of the Tax Receivable Agreement and, as a result, there might not be future cash payments from which to net against. As a result, it is possible that New Intuitive Machines could make cash payments under the Tax Receivable Agreement that are substantially greater than 85% of its actual cash tax savings.

New Intuitive Machines will have full responsibility for, and sole discretion over, all New Intuitive Machines’ and Intuitive Machines OpCo’s tax matters, including the filing and amendment of all tax returns and claims for refund and defense of all tax contests, subject to certain participation and approval rights held by certain TRA Holders. If the outcome of any challenge to all or part of the Existing Basis, Basis Adjustments, Interest Deductions or other tax benefits New Intuitive Machines claims would reasonably be expected to materially affect a TRA Holder’s rights and obligations under the Tax Receivable Agreement, then New Intuitive Machines will not be permitted to settle such challenge without the consent (not to be unreasonably withheld or delayed) of certain TRA Holders. The interests of such TRA Holders in any such challenge may differ from or conflict with New Intuitive Machines’ and its investors’ interests, and such TRA Holders may exercise their consent rights relating to any such challenge in a manner adverse to New Intuitive Machines’ and its investors’ interests.

Under the Tax Receivable Agreement, New Intuitive Machines is required to provide each TRA Holder that holds an interest in the Tax Receivable Agreement and to which a tax benefit or detriment is attributable with a schedule showing the calculation of payments that are due under the Tax Receivable Agreement with respect to each taxable year with respect to which a payment obligation to such holder arises within 150 days after filing New Intuitive Machines’ U.S. federal income tax return for such taxable year. This calculation will be based upon the advice of New Intuitive Machines’ tax advisors. Payments are generally due under the Tax Receivable Agreement within a specified period of time following the filing of New Intuitive Machines’ tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at a rate of a SOFR plus 100 basis points from the due date (without extensions) of such tax return. Some late payments that may be made under the Tax Receivable Agreement will continue to accrue interest at a rate of SOFR plus 500 basis points until such payments are made, including any late payments that New Intuitive Machines may subsequently make because it did not have enough available cash to satisfy its payment obligations at the time at which they originally arose.

Lock-Up Agreements

Sponsor Lock-Up Agreement

At the Closing, the Sponsor and New Intuitive Machines will enter into the Sponsor Lock-Up Agreement, pursuant to which the Sponsor and its permitted assigns will agree not to, without the prior written consent of the New Intuitive Machines Board, prior to the date that is six months after the Closing Date, (i) sell, pledge, grant any option to purchase or otherwise dispose of (a) any shares of New Intuitive Machines Class A Common Stock the Sponsor received upon conversion of Sponsor Lock-Up Shares, (ii) enter into any swap or other transfer arrangement in respect of the Sponsor Lock-Up Shares or (iii) take any other similar actions (the actions specified in the foregoing clauses (i) through (iii), collectively, “Transfer”). The Sponsor also will agree to not Transfer any New Intuitive Machines Warrants received upon conversion of its Private Placement Warrants in connection with the Domestication (or the shares of New Intuitive Machines Class A Common Stock issuable upon exercise of such warrants), prior to the date that is 30 days after the Closing Date. The Sponsor Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain stock options and warrants.

Intuitive Machines Lock-Up Agreement

At the Closing, New Intuitive Machines and the Lock-Up Holders will enter into the Intuitive Machines Lock-Up Agreement, pursuant to which the Lock-Up Holders will agree not to, without the prior written consent of the New Intuitive Machines Board, prior to the date that is six months after the Closing, Transfer the Lock-Up Shares. The Intuitive Machines Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain stock options and warrants.

Non-Redemption Agreement

Kingstown 1740 has entered into two separate, but overlapping agreements waiving certain redemption rights with respect to shares of Inflection Point Class A Ordinary Shares underlying Inflection Point Units purchased by Kingstown 1740 in the IPO.

In connection with the IPO, Kingstown 1740 entered into the IPO Redemption Waiver with Inflection Point dated September 21, 2021. The IPO Redemption Waiver provides that, only for so long as necessary in order for Inflection Point to have shareholders’ equity of at least $5,000,001, Kingstown 1740 has waived its rights to redeem the 1,386,989 IPO Redemption Waiver Covered Shares in connection with an IPO Redemption Waiver Covered Event ((a) the consummation of an initial business combination, and (b) in connection with a shareholder vote to amend our Cayman Constitutional Documents (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Public Shares that are not IPO Redemption

Waiver Covered Shares if we do not complete our initial business combination by September 24, 2023 (or such later date if Inflection Point submits and its shareholders approve an extension of such date) or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity or in the context of a tender offer made by Inflection Point to purchase Inflection Point Class A Ordinary Shares). However, if, at the time of an IPO Redemption Waiver Covered Event, it is not necessary for Kingstown 1740 to waive redemption rights with respect to any or all of the IPO Redemption Waiver Covered Shares in order for Inflection Point to have shareholders’ equity of $5,000,001, the IPO Redemption Waiver automatically and without further action by Inflection Point or Kingstown 1740, terminates and is of no further force and effect with respect to such IPO Redemption Waiver Covered Shares in connection with such IPO Redemption Waiver Covered Event. No consideration was provided to Kingstown 1740 in exchange for the IPO Redemption Waiver.

Concurrently with the execution of the Business Combination Agreement, Inflection Point and Intuitive Machines entered into the Non-Redemption Agreement with Kingstown 1740, pursuant to which Kingstown agreed not to redeem any of the 2,900,000 Business Combination Non-Redemption Covered Shares (Inflection Point Class A Ordinary Shares the underlying the 2,900,000 Inflection Point Units purchased by it in the IPO). The Business Combination Non-Redemption Covered Shares include the 1,386,989 IPO Redemption Waiver Covered Shares, as well as the other 1,513,011 Inflection Point Class A Ordinary Shares underlying the 2,900,000 Inflection Point Units purchased by Kingstown 1740 in the IPO. In contrast to the IPO Redemption Waiver, which only applies to the IPO Redemption Waiver Covered Events, and only if and to the extent necessary in order for Inflection Point to have shareholders’ equity of $5,000,001, the Non-Redemption Agreement is a general waiver of Kingstown 1740’s redemption rights with respect to the Business Combination Non-Redemption Shares. The Non-Redemption Agreement prohibits Kingstown 1740 from exercising redemption rights with respect to the Business Combination Non-Redemption Covered Shares in connection with the Business Combination or otherwise unless and until the Non-Redemption Agreement Terminates. The Non-Redemption Agreement will terminate and be of no further force and effect upon the earliest to occur of (a) the termination of the Business Combination Agreement in accordance with its terms, (b) the Closing of the Business Combination and (c) the mutual consent of Inflection Point, Intuitive Machines and Kingstown 1740. No consideration was provided to Kingstown 1740 in exchange for entering the Non-Redemption Agreement.

Stock Escrow & Earn Out Agreement

In connection with the Sponsor Support Agreement, if immediately prior to the Closing, (i) the conditions set forth in Section 7.02(f) (No Redemption by Kingstown 1740) and Section 7.02(g) (Kingstown 1740 Series A Investment) of the Business Combination Agreement are not satisfied and (ii) the deferred underwriting commission paid to the underwriters of Inflection Point’s IPO at the Closing is greater than $5,770,625, then the Sponsor will deposit the 500,000 Sponsor Earn Out Shares into escrow in accordance with the terms of the Sponsor Support Agreement and pursuant to the Escrow and Earn Out Agreement.

Pursuant to the Escrow and Earn Out Agreement, the Sponsor Earn Out Shares will vest and New Intuitive Machines will instruct the Escrow Agent to release the Sponsor Earn Out Shares if during the Sponsor Earn Out Period (the time period beginning on the date that is one hundred fifty (150) days following the Closing Date and ending on the date that is the five (5) year anniversary of the Closing Date (inclusive of the first and last day of such period)), (i) the Sponsor Earn Out Trigger occurs (the volume weighted average closing sale price of New Intuitive Machines Class A Common Stock equals or exceeds $15.00 per share) or (ii) prior to the occurrence of the Sponsor Earn Out Trigger, there is a Change of Control that will result in the holders of New Intuitive Machines Class A Common Stock receiving a per share price (based on the value of the cash, securities or in-kind consideration being delivered in respect of such New Intuitive Machines Class A Common Stock, as determined in good faith by the New Intuitive Machines Board) equal to or in excess of $15.00 (adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into shares New Intuitive Machines Class A Common Stock), extraordinary cash dividend (which adjustment shall be determined by Inflection Point, in its sole discretion), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to shares of New Intuitive Machines Class A Common Stock occurring on or after the Closing).

Series A Purchase Agreement and Preferred Investor Warrants

In connection with the transactions contemplated by the Business Combination Agreement, Inflection Point entered into the Series A Purchase Agreement with the Series A Investors. Pursuant to the Securities Purchase Agreement, the Series A Investors have agreed to purchase an aggregate of $26.0 million of Series A Preferred Stock and Preferred

Investor Warrants in the Series A Investment. Inflection Point will, upon the terms and subject to the conditions of the Series A Purchase Agreement, issue and sell to the Series A Investors (i) an aggregate of 26,000 shares of Series A Preferred Stock which will be convertible into shares of New Intuitive Machines Class A Common Stock at an initial conversion price determined by dividing the Stated Value (as defined in the Certificate of Designation) of such shares of Series A Preferred Stock by the conversion price of $12.00 per share in accordance with the terms of the Certificate of Designation at the holder’s option and (ii) the Preferred Investor Warrants to purchase 541,667 shares of New Intuitive Machines Class A Common Stock at an initial exercise price of $15.00 per share, subject to adjustment in accordance with the terms of the Preferred Investor Warrants. The Series A Investment will be consummated following the Domestication but immediately prior to the Closing.

The Securities Purchase Agreement includes customary representations and warranties from Inflection Point, Intuitive Machines and the Series A Investors and customary closing conditions. The Series A Purchase Agreement also includes customary covenants and agreements related to transfer restrictions, SEC reports, material non-public information and indemnification, as well as a most favored nation clause in favor of the Series A Investors. In addition, the Series A Investors are deemed beneficiaries of Intuitive Machines’ covenants under the Business Combination Agreement until the Closing. The shares of New Intuitive Machines Class A Common Stock underlying the Series A Preferred Stock and the Preferred Investor Warrants will be “Registrable Securities” under the A&R Registration Rights Agreement.

Dividends:    The Series A Preferred Stock pays dividends, semi-annually at the rate of 10% of the original price per share, plus the amount of previously accrued, but unpaid dividends, compounded semi-annually, and participates with the New Intuitive Machines Common Stock on all other dividends. Accrued dividends may be paid (i) in cash, (ii) subject to satisfaction of certain equity conditions, in shares of New Intuitive Machines Class A Common Stock or (iii) accumulated, compounded and added to the liquidation preference described below.

Liquidation Preference:    Upon any liquidation or deemed liquidation event, the holders of Series A Preferred Stock will be entitled to receive out of the available proceeds, before any distribution is made to holders of common stock or any other junior securities, an amount per share equal to the greater of (i) 100% of the Accrued Value (as defined in the Certificate of Designation) or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into New Intuitive Machines Class A Common Stock immediately prior to the liquidation event.

Voting:    The Series A Preferred Stock votes together with the New Intuitive Machines Common Stock on an as-converted basis, except as required by law and (ii) as noted below under “Protective Provisions.” Each holder of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of New Intuitive Machines Class A Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Protective Provisions:    For as long as 25% of the shares of Series A Preferred Stock issued as of the Closing are outstanding, New Intuitive Machines shall not, without the affirmative vote or action by written consent of holders of more than 50% of the issued and outstanding shares of Series A Preferred Stock (the “Requisite Holders”), take any of the following actions: (i) liquidate, dissolve or wind up the affairs of New Intuitive Machines; (ii) amend, alter, or repeal any provision of the certificate of incorporation, bylaws or any similar document of New Intuitive Machines in a manner adverse to the Series A Preferred Stock; (iii) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security unless such security ranks junior to the Series A Preferred Stock with respect to its rights, preferences and privileges, or increase the authorized number of shares of Series A Preferred Stock; provided, that New Intuitive Machines shall be permitted to issue up to $50.0 million in equity securities without the consent of the Requisite Holders; (iv) purchase or redeem or pay any cash dividend on any capital stock prior to the Series A Preferred Stock, other than stock repurchased at cost from former employees and consultants in connection with the cessation of their service; or (v) incur or guarantee any indebtedness, if the aggregate indebtedness of New Intuitive Machines and its subsidiaries for borrowed money following such action would exceed $100,000,000; provided, however, that the Series A Preferred Stock shall not be considered indebtedness for purposes of this calculation (irrespective of the accounting treatment that the Series A Preferred Stock receives under New Intuitive Machines’ financial statements).

Conversion:    Each share of Series A Preferred Stock will be convertible at the holder’s option into shares of New Intuitive Machines Class A Common Stock at an initial conversion ratio determined by dividing the Stated Value (as defined in the Certificate of Designation) of such shares of Series A Preferred Stock by the conversion price of $12.00 per share subject to adjustment in accordance with the terms of the Certificate of Designation.

Cantor Share Purchase Agreement

Concurrently with the execution of the Business Combination Agreement, Inflection Point entered into the Cantor Purchase Agreement with CFPI relating to the Equity Facility. Pursuant to the terms of the Cantor Purchase Agreement, New Intuitive Machines will have the right, but not the obligation, from time to time at its sole discretion, until the first day of the month following the 18-month period from and after the initial satisfaction of the conditions to CFPI’s obligation to purchase shares of New Intuitive Machines Class A Common Stock set forth in the Cantor Purchase Agreement (the “Commencement”), to direct CFPI to purchase up to the lesser of (i) $50 million of newly issued New Intuitive Machines Class A Common Stock and (ii) the Exchange Cap (as defined below), by delivering written notice to CFPI prior to the Commencement of trading on any trading day, subject to certain customary conditions and limitations set forth in the Cantor Purchase Agreement.

The purchase price of the shares of New Intuitive Machines Class A Common Stock that New Intuitive Machines elects to sell to CFPI pursuant to the Cantor Purchase Agreement will be 97.5% of the volume weighted average price of the shares of New Intuitive Machines Class A Common Stock during the applicable purchase date on which New Intuitive Machines has timely delivered written notice to CFPI directing it to purchase shares of New Intuitive Machines Class A Common Stock under the Cantor Purchase Agreement.

Sales of New Intuitive Machines Class A Common Stock to CFPI under the Cantor Purchase Agreement, and the timing of any sales, will be determined by New Intuitive Machines from time to time in its sole discretion and will depend on a variety of factors, including, among other things, market conditions, the trading price of shares of New Intuitive Machines Class A Common Stock and determinations by New Intuitive Machines regarding the use of proceeds of such sales. The net proceeds from any sales under the Cantor Purchase Agreement will depend on the frequency with, and prices at, which the shares of New Intuitive Machines Class A Common Stock are sold to CFPI. New Intuitive Machines expects to use the proceeds from any sales under the Cantor Purchase Agreement for working capital and general corporate purposes.

Under the applicable rules of Nasdaq, in no event may New Intuitive Machines issue to CFPI under the Cantor Purchase Agreement more than 19.99% of the voting power or number of shares of New Intuitive Machines Class A Common Stock outstanding, calculated in accordance with applicable Nasdaq rules (the “Exchange Cap”), unless (i) New Intuitive Machines obtains stockholder approval to issue shares of New Intuitive Machines Class A Common Stock in excess of the Exchange Cap in accordance with applicable Nasdaq rules, or (ii) the average purchase price per share for all of the shares of New Intuitive Machines Class A Common Stock sold to CFPI under the Cantor Purchase Agreement equals or exceeds the lower of (a) the Nasdaq official closing price for the Inflection Point Ordinary Shares on the date of the Cantor Purchase Agreement and (b) the arithmetic average of the five Nasdaq official closing prices for the New Intuitive Machines Class A Common Stock during the five-trading day period ending on (and including) the date of the Cantor Purchase Agreement, as adjusted pursuant to applicable Nasdaq rules.

To induce CFPI to enter into the Cantor Purchase Agreement, Inflection Point agreed that, after the Closing Date, New Intuitive Machines will deliver to CFPI a number of shares of New Intuitive Machines Class A Common Stock equal to the quotient obtained by dividing (i) $1,000,000 and (ii) the closing price of the New Intuitive Machines Class A Common Stock on an agreed date (the “Commitment Shares”). Subject to limited exceptions described below, the entire amount of the Commitment Shares shall be fully earned by CFPI and shall be non-refundable as of the Closing, regardless of whether any purchases are made or settled under the Cantor Purchase Agreement or any subsequent termination of the Cantor Purchase Agreement. To the extent, after the resale of all Commitment Shares by CFPI, the net proceeds of the resale of such Commitment Shares by CFPI is less than $1,000,000, New Intuitive Machines will pay CFPI the difference between $1,000,000 and the net proceeds of the resale of the Commitment Shares received by CFPI in cash. The Cantor Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations by each party. The representations, warranties and covenants contained in the Cantor Purchase Agreements were made only for purposes of the Cantor Purchase Agreements and as of specific dates, were solely for the benefit of the parties to such agreements and are subject to certain important limitations.

New Intuitive Machines has the right to terminate the Cantor Purchase Agreement at any time after Commencement, at no cost or penalty, upon ten trading days’ prior written notice. Under certain limited circumstances, CFPI has the right to terminate the Cantor Purchase Agreement for various reasons, including if, in its sole and absolute discretion, it (i) is not satisfied with the results of its due diligence review of Inflection Point (prior to the Closing) or New Intuitive Machines (after the Closing) with respect to material aspects of such entity’s assets, business, operations, earnings, properties, condition (financial or otherwise), prospects or projections, stockholders’ equity or results of operations, or any disclosure related thereto, or (ii) identifies facts related to such entity that pose a material reputational risk to CFPI or its affiliates. No termination of the Cantor Purchase Agreement will alter or otherwise affect New Intuitive Machines’ obligations under the Cantor Registration Rights Agreement (as defined below). To the extent that CFPI terminates the Cantor Purchase Agreement as a result of its failure to be satisfied with the results of its due diligence review of Inflection Point (prior to the Closing) or New Intuitive Machines (after the Closing), CFPI will be required to promptly return any Commitment Shares issued pursuant to the Cantor Purchase Agreement and, upon such return, the Commitment Shares will be deemed forfeited and surrendered by CFPI.

Cantor Registration Rights Agreement

In connection with Inflection Point’s entry into the Cantor Purchase Agreement, Inflection Point entered into the Cantor Registration Rights Agreement, pursuant to which Inflection Point agreed to register for resale, pursuant to Rule 415 under the Securities Act, the shares of New Intuitive Machines Class A Common Stock that are sold to CFPI under the Equity Facility and the Commitment Shares.

Second A&R Operating Agreement

In connection with the Business Combination, Intuitive Machines will amend and restate its limited liability company agreement by adopting the Second A&R Operating Agreement. The Second A&R Operating Agreement will (i) permit the issuance and ownership of the post-Recapitalization equity of Intuitive Machines as contemplated by the Business Combination Agreement and (ii) admit Inflection Point as the managing member of Intuitive Machines. The Intuitive Machines Founders will control New Intuitive Machines immediately after the Closing by virtue of their ownership of New Intuitive Machines Class C Common Stock.

Background of the Business Combination

Inflection Point is a blank check company that was incorporated on January 27, 2021, as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The Business Combination is the result of an extensive search for a potential transaction utilizing the global network and the investing and operating experience of Inflection Point’s management team and the Inflection Point Board. The terms of the Business Combination are the result of extensive negotiations among the representatives of Inflection Point and Intuitive Machines. The following is a description of the background of these negotiations and the resulting terms of the Business Combination.

Prior to the consummation of the IPO on September 24, 2021, neither Inflection Point, nor anyone on Inflection Point’s behalf, identified any specific target business, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with Inflection Point.

The prospectus for the IPO states that Inflection Point intended to seek strong fundamental businesses in a broad range of consumer products and technology sectors, with emphasis on one or more of the following attributes:

•        Innovative, technology-enabled consumer brand or disruptive commerce technology platform of scale focused on acquiring net new customers with a large addressable market, legacy analogue competitors and a differentiated path to market or superior product and customer experience.

•        Customer focused, and culturally relevant team fueled by a shared connection and passion for the brand or platform.

•        Adaptable to the rapidly changing business environment and major shift in demographics with the ability to meet the customer wherever they may browse or shop regardless of existing government mandates or rapidly evolving consumer preferences.

•        Achieved a scale such that the profit contribution from existing business offsets fixed costs and is prepared to reinvest high-margin new customer acquisition with growth loop economics.

•        Amenable to our management’s expertise in global brand development/awareness and broadening consumer acquisition channels by expanding advertising spend beyond performance-based marketing and into deeper more sustainable channels without sacrificing advertising ROI.

After completion of the IPO, Inflection Point’s officers and directors commenced an active search for prospective businesses or assets to acquire in its initial business combination. Representatives of Inflection Point were contacted by, and representatives of Inflection Point contacted, numerous individuals, financial advisors, business owners and other entities who offered to present ideas for business combination opportunities. Inflection Point’s officers and directors and their affiliates actively searched for and brought business combination targets to Inflection Point’s attention. Although Citi did not introduce Inflection Point to Intuitive Machines, on occasion, Citi introduced Inflection Point to certain other potential business combination targets. Inflection Point did not deliver initial draft letters of intent to any company introduced by Citi. Except for (i) the introductions described above, (ii) general dialogue between representatives of Inflection Point and Citi about sourcing targets and broader SPAC market conditions in the ordinary course, (iii) the interactions with Citi described below related Citi’s refusal to act as financial advisor to Inflection Point and (iv) Citi’s subsequent waiver of its entitlement to the payment of the deferred compensation solely with respect to the Business Combination, Inflection Point has had no relationship, formal or otherwise, with Citi following the close of the IPO.

From September 24, 2021 to May 12, 2022, Inflection Point reviewed more than 100 acquisition opportunities across various industries, entered into approximately 15 non-disclosure agreement with potential targets (including Intuitive Machines), each individually negotiated on customary terms. Inflection Point had active discussions with approximately 25 of those potential business targets and delivered initial drafts of letters of intent to seven of such companies, including Intuitive Machines. Inflection Point ultimately determined not to proceed with each of the other potential acquisition opportunities, either because: (a) Inflection Point did not prevail in or could not preempt a competitive process; (b) Inflection Point could not come to an agreement with the counterparty on the economic terms for a potential transaction; (c) the counterparty was not seeking to pursue a business combination at that time; or (d) Inflection Point concluded that the target business or the terms of a potential business combination would not be suitable for Inflection Point or its shareholders. Further, following extensive due diligence conducted by Inflection Point’s management and its advisors, and following detailed discussions with Intuitive Machines, Inflection Point believed Intuitive Machines to be a strong target business, with a competitive position in its industry, rapidly growing revenue and superior equity capital efficiency, and that it aligns with Inflection Point’s investment criteria. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — The Inflection Point Board’s Reasons for the Approval of the Business Combination” for a further discussion of these considerations.

The following chronology summarizes the key meetings and events that led to the signing of the letter of intent and Business Combination Agreement and other Transaction Documents with Intuitive Machines, but it does not purport to catalogue every conversation among representatives of Inflection Point, Intuitive Machines, and their respective advisors.

On February 24, 2022, Chairman and Founder of Intuitive Machines, Kamal Ghaffarian, facilitated an introduction between management of Intuitive Machines and management of Inflection Point. Inflection Point’s management team and the Inflection Point Board had been previously acquainted with other companies founded by Mr. Ghaffarian, including another target for which Inflection Point submitted an initial draft letter of intent.

On February 25, 2022, an introductory management presentation between the management team of Intuitive Machines and Inflection Point was scheduled for March 2, 2022.

On February 28, 2022, Inflection Point and Intuitive Machines entered into a non-disclosure agreement, and Intuitive Machines provided investor presentation slides to Inflection Point to review in advance of the introductory meeting.

On March 2, 2022, Steve Altemus and Erik Sallee, Chief Executive Officer and Chief Financial Officer, respectively, of Intuitive Machines presented to Mike Blitzer, Guy Shanon, Nick Shekerdemian and Kevin Shannon, Co-Chief Executive Officer, Co-Chief Executive Officer, director and chief of staff, respectively, of Inflection Point. Topics covered included a detailed overview of the business lines, competitive landscape, financial profile, relevant governmental regulations, funding raised to date, and anticipated use of funds from a potential special purpose acquisition company transaction.

On March 3, 2022, members of the Inflection Point team were granted access to the data room, and between March 3, 2022 and March 9, 2022, Inflection Point’s management team conducted due diligence on Intuitive Machines, including an in-depth review of the financial model prepared by Intuitive Machines’ management team.

On March 9, 2022, Messrs. Blitzer, Shanon and Shannon conducted a follow-up call with Mr. Sallee to discuss the financial model and various revenue drivers for the business. On the call it was noted that Intuitive Machines was in the process of interviewing potential financial advisors for a business combination transaction. It was also noted that Intuitive Machines had received a draft letter of intent from another special purpose acquisition company on March 8, 2022.

Between March 10, 2022 and March 23, 2022, members of the Inflection Point team continued their diligence process on Intuitive Machines including conducting an in-depth review of each of Intuitive Machines’ business segments.

On March 23, 2022, Messrs. Blitzer, Shanon and Shannon held an introductory call with J.P. Morgan Securities LLC (“J.P. Morgan”), the financial advisors hired by the Intuitive Machines to assist with the transaction. Also on March 23, 2022, Inflection Point’s management team prepared a draft letter of intent for a proposed business combination with Intuitive Machines (the “LOI”). The LOI reflected a pre-money equity value range of $900.0 million to $1.2 billion, in addition to certain other transaction terms, including the proposed size of a Proposed PIPE Investment, Kingstown 1740’s $50.0 million investment, and 6-month lock-up restrictions on the holders of Founder Shares and the Intuitive Machines Members. Inflection Point sent the initial draft to its outside counsel, White & Case LLP (“White & Case”) for their review. The initial pre-money equity value range was based on comparative companies analyses for each of the business segments of Intuitive Machines and projections, as further described in “The Inflection Point Board’s Reasons for the Approval of the Business Combination — Summary of Financial Analysis” and “Projections” below.

On March 28, 2022, Inflection Point submitted the LOI to J.P. Morgan and Intuitive Machines.

On April 5, 2022, Mr. Blitzer contacted a senior investment banking representative of Citi, to inform Citi of the potential transaction and to ask Citi to act as capital markets advisor to Inflection Point in connection with the Business Combination, a role customarily performed by SPAC IPO underwriters. In response, the Citi representative informed Mr. Blitzer that Citi would not discuss or be involved with the Business Combination.

On April 5, 2022, the J.P. Morgan team relayed initial feedback to the Inflection Point team including clarification around the Up-C tax structure, a request for an earn-out with triggers at $12.50 and $15.00, a request for the Sponsor to forfeit a number of Founder Shares and subject a number of Founder Shares to earn-out, a request for a 10-1 high vote/low vote structure, a $120 million minimum cash condition, and other provisions. Inflection Point received a revised draft of the LOI consistent with such comments on April 7, 2022.

On April 6, 2022 members of the Inflection Point team spoke with Cantor to learn about the terms of a potential equity facility to be provided by Cantor to the post-Business Combination company and to discuss Inflection Point engaging Cantor as a financial advisor to Inflection Point for the Business Combination.

Between April 11, 2022 and May 25, 2022, members of the Inflection Point team conducted several due diligence calls with industry experts to further enhance their knowledge of the competitive landscape and lunar economy as a whole.

Following discussions between the Inflection Point team and representatives of White & Case and Cantor, on April 14, 2022, Cantor sent J.P. Morgan a revised LOI reflecting, among other things, the inclusion of an equity facility as part of the transaction financing, the removal of the Sponsor forfeiture and earn-out provisions, and the removal of the high vote/low vote structure.

On April 19, 2022, Cantor and J.P. Morgan had a call to discuss the revised draft of the LOI.

On April 25, 2022, Messrs. Altemus, Sallee, Blitzer, Shanon and Shannon, as well as members of the Cantor and J.P. Morgan teams, held a call for Cantor to further explain the potential equity facility and potential investors to speak to in connection with the Proposed PIPE Investment.

On April 29, 2022, the J.P. Morgan team sent a further revised draft of the LOI to Cantor. Certain changes included adding back the Sponsor forfeiture and earn-out provisions, adding back the high vote/low vote structure, and specifying that the equity facility would not count towards the minimum cash condition.

On May 2, 2022, Edward Sonnenschein, Chief Legal Officer of IBX, LLC, Messrs. Ghaffarian, Altemus, Sallee, Blitzer, Shekerdemian and Shannon, as well as members of the Cantor, J.P. Morgan, Latham & Watkins LLP, legal counsel to Intuitive Machines (“Latham”), and White & Case teams met at Intuitive Machines’ headquarters in Houston to discuss the revised draft of the LOI. Members of Inflection Point and White & Case toured Intuitive Machines’ facility. Various outstanding business points were finalized. See “Intuitive Machines Related Person Transactions — Our Relationship with IBX, LLC” for a description of the relationship between Intuitive Machines and IBX, LLC.

On May 4, 2022, Mr. Blitzer sent an email outlining revised commercial terms based on the meeting in Houston. Revised provisions included a 2:1 Intuitive Machines Founder super-voting structure, a 10.0 million share Intuitive Machines earn-out with triggers based on a contract win and common equity prices of $15.00 and $20.00, and a Sponsor earn-out of 400,000 shares if certain conditions were not met at closing.

On May 5, 2022, Mr. Blitzer spoke to Mr. Ghaffarian, and an agreement was reached including a 3:1 Intuitive Machines Founder super-voting structure, a common-equity price based earn out at thresholds of $15.00 and $17.50, and 500,000 Founder Shares to be placed in earn-out and forfeited if certain conditions were not met at closing. Inflection Point and Intuitive Machines agreed that the enterprise value of Intuitive Machines would be further negotiated after additional diligence by Inflection Point and its advisors, and receipt of market feedback after investor presentations in connection with the Proposed PIPE Investment.

Between May 6, 2022 and May 12, 2022, Inflection Point, Intuitive Machines and their respective counsels negotiated the final terms and wording of the LOI.

On May 9, 2022, Inflection Point formally engaged Cantor to act as its financial advisor in connection with the Business Combination.

On May 11, 2022, Mr. Ghaffarian called Mr. Blitzer to inform him, and Mr. Altemus followed up with an email confirming, that the board of Intuitive Machines had formally approved entering into the LOI with Inflection Point.

On May 12, 2022, Mr. Blitzer spoke to Mr. Altemus to finalize the mechanics through which the Sponsor earn-out would be tied to the minimum cash condition. Later on May 12, 2022, Mr. Blitzer executed the LOI on behalf of Inflection Point, and Mr. Altemus executed the LOI on behalf of Intuitive Machines.

On May 17, 2022, the Intuitive Machines team held an informational session via Zoom for the Cantor and J.P. Morgan teams to learn more about the business of Intuitive Machines.

Also on May 17, 2022, representatives of Inflection Point spoke with senior investment banking and capital markets representatives of Citi in order to inform Citi that Inflection Point construed Citi’s refusal to act in the customary role of capital markets advisor to be a waiver of its entitlement to the Deferred Discount, between Inflection Point and Citi, and sought Citi’s confirmation of such waiver. The representatives of Inflection Point also informed the representatives of Citi that, whether or not Citi confirmed its waiver, Inflection Point did not intend to pay the Deferred Discount to Citi.

On May 19, 2022, members of the Cantor and Inflection Point teams traveled back to Houston to conduct further in-person due diligence and tour the Intuitive Machines lunar lander production facilities.

On May 19, May 23, and May 27, members of the Inflection Point and Intuitive Machines teams had calls with prospective investment banks about the anticipated Proposed PIPE Investment. The teams decided the incremental value add of bringing in additional banks for the Proposed PIPE Investment would be minimal, and decided to proceed with Cantor as the sole placement agent.

On May 25 and May 26, calls were held with members of the Intuitive Machines, Inflection Point, Cantor, and J.P. Morgan teams to review and discuss the investor presentation for the Proposed PIPE Investment.

On May 26, 2022, a financial due diligence call was held with members from the Intuitive Machines, Inflection Point, Cantor, White & Case, Latham, and DLA Piper LLP (US), legal counsel to Cantor (“DLA Piper”) teams present.

On May 31, 2022, a follow-up financial due diligence call was held with members from the Intuitive Machines, Inflection Point, Cantor and J.P. Morgan teams to more thoroughly review each of the line items in the financial model as well as contract and procurement timelines.

On June 1, 2022, a legal due diligence call was held with members of the Intuitive Machines, Inflection Point, Cantor, Latham, White & Case, and DLA Piper teams present.

On June 2, 2022, an auditor due diligence call with was held with Intuitive Machines’ auditor, Grant Thornton LLP, and members of the Intuitive Machines, Inflection Point, Cantor, Latham, White & Case, and DLA Piper teams present.

On June 3, 2022, an organization call was held to discuss the timeline and outstanding process items such as the final legal review of the presentation to be used in marketing the Proposed PIPE Investment and related mechanics. Members of the Intuitive Machines, Inflection Point, Cantor, J.P. Morgan, Latham, White & Case, and DLA Piper teams were present.

On June 9, 2022, the first weekly update call covering progress with the process for the Proposed PIPE Investment was held with members of the Intuitive Machines, Inflection Point, Cantor, J.P. Morgan, Latham, White & Case, and DLA Piper teams in attendance.

On June 10, 2022, a Proposed PIPE Investment presentation dry run was held with Messrs. Altemus, Sallee, Blitzer, Shanon, Shekerdemian and Shannon, as well as members of the Cantor, J.P. Morgan, Latham, White & Case, and DLA Piper teams in attendance.

On June 16, 2022, a weekly update call was held where it was established which individuals would be responsible for reaching out to which potential PIPE investors. It was noted that all documents needed to commence Proposed PIPE Investment outreach had been finalized. Members of the Intuitive Machines, Inflection Point, Cantor, J.P. Morgan, Latham, White & Case, and DLA Piper teams were in attendance.

On June 16, 2022, the Cantor team explained to Messrs. Altemus, Sallee, Blitzer, Shanon and Shannon the types of PIPE security structures they had seen clearing the market in recent deals. The attendees also discussed the strategy on which potential investors to reach out to first.

On June 21, 2022, Cantor began wall crossing potential investors for the Proposed PIPE Investment, and between June 24, 2022 and August 30, 2022, meetings were held with over 20 prospective investors for the Proposed PIPE Investment. The resulting demand exceeded $50.0 million of proposed committed financing. After substantial consideration, Intuitive Machines and Inflection Point decided not to accept the financing due to the high perceived cost of capital.

On June 22, 2022, a call was held between Messrs. Sallee, Shanon and Shannon to refine various investor outreach talking points on Intuitive Machines’ competitive advantages in each of its business segments. Mr. Sallee also provided an update on the status of outreach to certain strategic investors.

On June 23, 2022, a weekly update call was held where Cantor provided an update on their wall crossing progress and scheduled meetings. Members of the Intuitive Machines, Inflection Point, Cantor, J.P. Morgan, Latham, White & Case, and DLA Piper teams were in attendance.

On June 30, and July 7, 2022, calls were held where Cantor provided an update on their investor outreach progress, meeting schedule, and meeting feedback. Members of the Intuitive Machines, Inflection Point, Cantor, and J.P. Morgan teams were in attendance.

On July 14, 21 and 28, 2022, calls were held where Cantor provided an update on their investor progress, meeting schedule, and meeting feedback. Updates were also provided on the status of the S-4 drafting and potential deal announcement timing. Members of the Intuitive Machines, Inflection Point, Cantor, J.P. Morgan, Latham, White & Case, and DLA Piper teams were in attendance.

On August 4, 11, 18, and 25, 2022, calls were held where Cantor provided updates on ongoing PIPE term sheet negotiations, the status of the Business Combination Agreement, the Equity Facility to be provided by Cantor, and the transaction announcement timeline. Members of the Intuitive Machines, Inflection Point, Cantor, J.P. Morgan, Latham, White & Case, and DLA Piper teams were in attendance.

On August 12, 2022, a legal due diligence call was held with members from the Intuitive Machines, Inflection Point White & Case and Latham teams in attendance.

On August 25, 2022 the terms of the Series A Investment were finalized between Inflection Point and the Series A Investors.

During the PIPE process, the parties received feedback from potential investors on the valuation of Intuitive Machines. Based on this feedback, the parties determined to reduce the pre-money valuation of Intuitive Machines from $900.0 million (the low end of the range set forth in the LOI), to $700.0 million (excluding approximately $21.0 million of SAFE financing). Inflection Point’s management believes this valuation is appropriate based on, among other things, (a) the implied valuation of Intuitive Machines’ public Peer Group, which included Planet Labs PBC, Terran Orbital Corporation, Maxar Technologies, Rocket Lab USA, Inc., Virgin Galactic, and Virgin Orbit, and (b) Intuitive Machines’ growth prospects, business strategy, market-leading competitive positioning, and projections.

A discussion of the comparable companies appears below in the section titled “The Inflection Point Board’s Reasons for the Approval of the Business Combination” and a discussion of the projections appears below in the section titled “Projected Financial Information.”

On August 23, 2022, a call was held between ICR Inc. (“ICR”), Intuitive Machines’ investor relations consultant, Messrs. Sallee, Blitzer, Shanon, and Shannon, as well as members of the Cantor, J.P. Morgan, Latham, White & Case, and DLA Piper teams to discuss the public relations and investor relations strategy for the transaction leading up to the transaction announcement.

On September 1, 8, 12, 13, 14, and 15, calls were held where Cantor provided updates on the status of the documents needed for the transaction announcement. Members of the Intuitive Machines, Inflection Point, Cantor, J.P. Morgan, Latham, White & Case, and DLA Piper teams were in attendance.

On September 6, 2022, Mr. Sallee of Intuitive Machines held a call to discuss the updated financial model. Members of the Inflection Point, Cantor, J.P. Morgan, and ICR teams were in attendance.

On September 8, 2022, a call was held between ICR and Members of the Intuitive Machines and Inflection Point teams to further discuss the public relations and investor relations strategy for the day of transaction announcement.

On September 14, 2022, the Inflection Point Board of Directors held a meeting and unanimously approved the Business Combination Agreement and the transactions contemplated therein. During the meeting, White & Case presented its legal due diligence findings. The findings from White & Case’s legal due diligence efforts supported, and did not result in any changes to, the agreed upon valuation of Intuitive Machines. The due diligence was relevant to, or impacted, certain terms of the transaction unrelated to valuation, including negotiating the representations and warranties given by Intuitive Machines in the Business Combination Agreement. Following discussion, the Inflection Point Board unanimously (i) determined that the Business Combination Agreement was fair, advisable, and in the best interests of Inflection Point and its shareholders, (ii) adopted and approved the Business Combination Agreement, (iii) directed the officers of Inflection Point to submit the Business Combination and the Business Combination Agreement to the Inflection Point shareholders for adoption and approval, and (iv) recommended that Inflection Point’s shareholders approve the Business Combination Agreement and the related proposals described in the Business Combination Agreement.

On September 16, 2022, Inflection Point and Intuitive Machines executed the Business Combination Agreement. Concurrent with the execution of the Business Combination Agreement, the applicable parties executed the Sponsor Support Agreement, Stock Escrow and Earn Out Agreements, Member Voting and Support Agreement, Series A Purchase Agreement, Cantor Purchase Agreement and Cantor Registration Rights Agreement, and Non-Redemption Agreement.

On September 16, 2022, Intuitive Machines and Inflection Point issued a press release announcing the Business Combination.

On November 11, 2022, a representative of Citi advised a representative of Inflection Point that because Citi’s decision to not be involved with the Business Combination was due to a potential business conflict, Citi would waive its entitlement to the payment of the deferred compensation solely with respect to the Business Combination.

On November 27, 2022, Citi executed a formal waiver of its entitlement to the deferred compensation in connection with the Business Combination. Citi was not provided, and will not be provided, from any source, any consideration in exchange for its waiver of its entitlement to the payment of the deferred compensation or with respect to any agreements, arrangements or understandings between Citi and any party with respect to the waiver.

Citi was not involved in the preparation of any disclosure that is included in this proxy statement/prospectus, or any business analysis underlying such disclosure, and shareholders do not have the benefit of any such involvement. Shareholders should not place any reliance on the fact that Citi was involved with Inflection Point’s IPO.

On November 30, 2022, Inflection Point and the Forward Purchasers (as defined below) terminated the FPA (as defined below).

On December 1, 2022, Intuitive Machines engaged Canaccord Genuity LLC to act as one of its capital markets advisors in connection with the Business Combination.

On December 13, 2022, Inflection Point engaged The Benchmark Company, LLC to act as its capital markets advisor in connection with the Business Combination.

On December 16, 2022, Intuitive Machines engaged Roth Capital Partners, LLC to act as one of its capital markets advisors in connection with the Business Combination.

The Inflection Point Board’s Reasons for the Approval of the Business Combination

Before reaching its decision on September 14, 2022, the Inflection Point Board consulted with its management team, legal counsel and other advisors. The Inflection Point Board considered a variety of factors in connection with its evaluation of the Business Combination in approving and recommending the transaction to the Inflection Point shareholders. In light of the complexity of those factors, the Inflection Point Board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Different individual members of the Inflection Point Board may have given different weight to different factors in their evaluation of the Business Combination. Among those factors, the Inflection Point Board reviewed the results of due diligence conducted by Inflection Point’s management, legal advisors, and third-party consultants, which included:

•        Research on the lunar services industry and related space industries, which affirmed Inflection Point’s belief that there is ample opportunity for first movers in the industry to capitalize on significant government funding commitments and a burgeoning commercial ecosystem while solidifying competitive positioning;

•        A review of Intuitive Machines’ historical financial performance and forecasts including revenues, contract awards, margin profiles, capital expenditures, cash flow and other relevant financial and operating metrics. This review included a thorough and robust diligence of Intuitive Machines’ different revenue drivers, historical contract win rate, historical rate of growth, benchmarked where possible, against public and private peer companies based on publicly available information. In recommending the Business Combination, the Inflection Point Board acknowledged Intuitive Machines’ rapidly growing revenue starting with approximately $8 million in 2018, $20 million in 2019, $44 million in 2020, $73 million in 2021, and a projected $102 million and $291 million in 2022 and 2023, respectively, employ efficiency with only $32.4 million equity financing raised as of June 2022, and the significant margin expansion opportunity for Intuitive Machines resulting from synergies within its various business lines and economies of scale;

•        Conference calls and in person meetings with Intuitive Machines’ management team and representatives regarding operations, company products and services, intellectual property, end customer markets, total available market for each business segment and growth prospects, among other customary due diligence matters, which validated the Inflection Point Board’s view that Intuitive Machines maintained high-quality management and operations and supported the broader growth trajectory of the business;

•        Findings of a third-party commercial due diligence review of Intuitive Machines’ operations and business strategy, which supported the Inflection Point Board’s belief that Intuitive Machines has a strong value proposition, coherent strategy and a first mover advantage in lunar access services;

•        Review of Intuitive Machines’ material business contracts, historical financials and audits, targeted government programs, intellectual property and information technology and certain other legal due diligence, which did not reveal any material adverse findings;

•        Customary confirmatory financial and accounting due diligence, which did not reveal any material adverse findings; and

•        The prospective financial information of Intuitive Machines set forth in the materials provided by Intuitive Machines.

As detailed above, the prospectus for the Inflection Point IPO identified the general criteria and guidelines that Inflection Point believed would be important in evaluating prospective target businesses, although Inflection Point also indicated it may enter into a business combination with a target business that does not meet these criteria and guidelines. The Inflection Point Board considered these criteria in its evaluation of Intuitive Machines.

Intuitive Machines’ Business.    Inflection Point sought to acquire an innovative, technology-enabled consumer brand or disruptive commerce technology platform of scale focused on acquiring net new customers with a large addressable market, legacy analogue competitors and a differentiated path to market or superior product and customer experience.

Inflection Point believes that while Intuitive Machines is not in the consumer industry, it still meets the key criteria outlined above. Intuitive Machines is leveraging modern technology to tap into the massive lunar market opportunity that has historically been dominated by one legacy entity, NASA. Intuitive Machines’ business model of leveraging government funding to commercially develop sophisticated space capabilities is differentiated from prior lunar programs run directly out of national space agencies.

Management Team.    Inflection Point intended to pursue companies with a customer focused and culturally relevant team fueled by a shared connection and passion for the brand or platform.

Inflection Point believes Intuitive Machines satisfies this criteria through the deep embedded passion among its management team for space and the Moon. The senior leadership team at Intuitive Machines hails from careers in NASA’s human space flight division, various branches of the US military including the Space Force, and numerous blue-chip aerospace and defense companies.

Strategically Nimble.    Inflection Point sought to acquire a company adaptable to the rapidly changing business environment and major shift in demographics with the ability to meet the customer wherever they may browse or shop regardless of existing government mandates or rapidly evolving consumer preferences.

Inflection Point believes Intuitive Machines satisfies this criteria through its demonstrated ability to pivot its strategic focus to better fit with evolving end markets. Intuitive Machines was founded as a think tank in 2013 focused on multiple industries, but following President Trump’s announcement in late 2017 that the United States would return humans to the Moon, Intuitive Machines’ management team quickly shifted the entire strategic focus of the company to building out a lunar program. This foresight allowed Intuitive Machines to compete for Artemis funding from the program’s outset and develop an advanced competitive position in the lunar market.

Inflection Point.    Inflection Point intended to pursue companies that had achieved a scale such that the profit contribution from existing business offset fixed costs and were prepared to reinvest high-margin new customer acquisition with growth loop economics.

Inflection Point believes Intuitive Machines satisfies this criteria as demonstrated by having more trailing revenues than nearly all of the space companies that have elected to go public through SPACs. Intuitive Machines will be among the first companies to attempt to land on the Moon. Upon a successful landing, Intuitive Machines will have a competitive advantage in bidding for future contracts that will further distance it from the competition. Intuitive Machines’ existing business units are largely able to self-fund, and the growth capital provided by the Business Combination will allow New Intuitive Machines to invest in technologies that will further differentiate Intuitive Machines’ capabilities. These investments include deploying the first commercial constellation of satellites around the Moon, developing technology that allows lunar landers to function through the 14-day lunar nights, the capability to return lunar samples back to Earth, the development of a larger lunar lander with superior unit economics, among other things. Inflection Point believes the broader lunar sector is also at an inflection point due to NASA’s Artemis program, which reflects a focus on and funding dedicated to lunar programs reminiscent of the Apollo era.

Inflection Point Partnership.    Inflection Point sought to acquire a company that was amenable to our management’s expertise in global brand development/awareness and broadening consumer acquisition channels by expanding advertising spend beyond performance-based marketing and into deeper more sustainable channels without sacrificing advertising ROI.

Inflection Point believes that while Intuitive Machines is not a consumer business, Intuitive Machines will still be able to benefit greatly from our management team’s expertise in the public and private financial markets. Inflection Point provided insights throughout the investor outreach and capital raising process that we believe resulted in an optimal transaction structure in the current environment.

Superior Technology Compared to Alternatives.    The Inflection Point Board believes that Intuitive Machines’ technology is superior to its lunar competitors. Intuitive Machines has vertically integrated much of its lander production to insulate itself from supply chain issues that have affected various competitors. Inflection Point also believes NASA has validated Intuitive Machines as one of the lunar cargo transportation providers of choice as evidenced by awarding Intuitive Machines more Commercial Lunar Payload Services task orders than any other company to date. The Inflection Point Board believes these factors will also enable Intuitive Machines to grow its market share in the new business segments it is incubating in the satellite servicing and lunar data markets.

Other Alternatives.    The Inflection Point Board believes, after a thorough review of other business combination opportunities reasonably available to Inflection Point, that the proposed Business Combination represents the best potential initial business combination reasonably available to Inflection Point based upon the process utilized to evaluate and assess other potential acquisition targets.

Series A Commitment.    The Series A Investors have committed to purchase $26.0 million in Series A Preferred Stock and Preferred Investor Warrants. We believe the Series A Investment terms are favorable for Inflection Point and Intuitive Machines in the current market.

Intuitive Machines’ Members’ Retained Interest.    Intuitive Machines Members are rolling 100% of their equity, investing in additional equity in the transaction, and will own an approximately 62% stake in New Intuitive Machines (assuming the no redemptions scenario and calculated based upon certain assumptions as described in the section of this proxy statement/prospectus entitled “Beneficial Ownership of Securities”), demonstrating their ongoing equity commitment.

Summary of Financial Analysis

In recommending the Business Combination, the Inflection Point Board considered whether the consideration to be paid to the Intuitive Machines Members was fair from a financial perspective to Inflection Point’s shareholders. Although the Inflection Point Board did not seek a third-party valuation, and did not receive a valuation opinion from any third party in connection with the Business Combination, the Inflection Point Board relied on the Inflection Point management team’s collective experience in public market transactions in constructing and evaluating financial models and projections and conducting valuations of businesses.

Selected Public Companies Analysis.    Inflection Point reviewed publicly-available financial information related to selected publicly-traded companies in the same industry as Intuitive Machines, selected based on Inflection Point’s management’s experience and judgment. Specifically, Inflection Point identified companies in the space industry that had reached a level of maturity in terms of historical revenues that management believed was comparable to Intuitive Machines and were deemed to share similar business characteristics to Intuitive Machines based on operational and/or financial metrics. Inflection Point believed the business conducted by the following public companies were comparable to Inflection Point’s lines of business: (i) public companies in the launch providers/tourism sector, Virgin Galactic Holdings, Virgin Orbit Holdings, and Rocket Lab USA, Inc., which Inflection Point viewed as comparable to one or more of Intuitive Machines’ lunar access business section; (ii) a satellite data analytics public company, Planet Labs PBC, which Inflection Point viewed as comparable to Intuitive Machines’ Lunar Data Services business section; (iii) and space solutions public companies, Maxar Technologies Inc. and Terran Orbital, which Inflection Point viewed as comparable to Intuitive Machines’ Orbital Services and Space Products and Infrastructure business sections. However, no company utilized in the selected public companies analysis is directly comparable to Intuitive Machines and certain of these companies may have financial, business and/or operating characteristics that are materially different from those of Intuitive Machines.

Based on its review of the applicable metrics for each of the selected public companies, Inflection Point’s management calculated multiples of enterprise value (i.e., market capitalization plus debt and less cash) to each of: calendar year 2021 actual revenue; calendar year 2022 estimated revenue; calendar year 2023 estimated revenue; and calendar year 2024 estimated revenue. For purposes of this analysis, Inflection Point utilized information regarding the selected public companies obtained from filings with the SEC, the Factset database and other public sources. The selected public companies and their applicable multiples, as well as the corresponding multiples for Inflection Point, were as follows:

	Revenue
(in $ millions)	2021A	2022E	2023E	2024E
Intuitive Machines	$73	$102	$291	$759
YoY Growth	64%	41%	185%	161%
Planet Labs PBC	$130	$182	$254	$423
YoY Growth	16%	40%	40%	66%
Maxar Technologies Inc.	$1,770	$1,808	$1,961	$2,105
YoY Growth	3%	2%	8%	7%
Terran Orbital Corp.	$41	$93	$284	$665
YoY Growth	64%	127%	206%	134%
Rocket Lab USA, Inc.	$62	$228	$323	$468
YoY Growth	77%	267%	41%	45%
Virgin Galactic Holdings	$3	$1	$24	$90
YoY Growth	NM	NM	NM	270%
Virgin Orbit Holdings	$7	$36	$276	$890
YoY Growth	92%	387%	667%	222%

Inflection Point management also reviewed multiples of enterprise value to expected revenue for each of the comparable public companies.

	EV/Revenue (2023E)	EV/Revenue (2024E)
Intuitive Machines	2.8x	1.1x
Planet Labs PBC	7.2x	4.3x
Maxar Technologies Inc.	2.0x	1.9x
Terran Orbital Corp.	2.3x	1.0x
Rocket Lab USA, Inc.	7.6x	5.3x
Virgin Galactic Holdings	33.4x	9.0x
Virgin Orbit Holdings	4.7x	1.5x
Combined Mean	9.5x	3.8x

Inflection Point management used the data from the comparable company valuation profiles to assess whether the valuation ascribed to Intuitive Machines in the Business Combination was substantiated based upon the equity market valuations of the above comparable companies.

Based on the selected public companies analysis, Inflection Point believes that the combination of the following three attributes of Intuitive Machines makes the Business Combination attractive for and in the best interests of Inflection Point’s shareholders:

•        Intuitive Machines is among the top three comparable companies in terms of historical revenue, displaying the relative maturity of its business;

•        Intuitive Machines projected EV/Revenue multiples are lower than all but two of the comparable companies based on 2023 projected revenue and all but one of the of the comparable companies based on 2024 projected revenue, showcasing an attractive valuation relative to public peers; and

•        Intuitive Machines diversification of projected revenue streams from four distinct business lines is, Inflection Point believes, a differentiator that will allow Intuitive Machines to participate in multiple facets of the growth of the space economy.

Based on these various factors, the Inflection Point Board concluded that a fully diluted pre-Closing enterprise value of Intuitive Machines of $700.0 million (excluding approximately $21.0 million of SAFE financing) is a fair and reasonable valuation. In making such determination, the Inflection Point Board considered (a) the implied valuation of the Peer Group and (b) Intuitive Machines’ growth prospects, business strategy, market-leading competitive positioning, and other compelling aspects of the Business Combination. The Inflection Point Board believed that the consideration to be paid for Intuitive Machines represents an attractive initial valuation relative to Intuitive Machines’ publicly traded Peer Group.

The Inflection Point Board also gave consideration to certain negative factors (which are more fully described in the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 58, although not weighted or in any order of significance).

The risk that Inflection Point’s Public Shareholders would vote against the Business Combination Proposal or exercise their redemption rights.

The Inflection Point Board considered the risk that some of the current Public Shareholders would vote against the Business Combination Proposal or decide to exercise their redemption rights, thereby reducing the amount of cash available in the Trust Account. The Inflection Point Board concluded, however, that the risk was mitigated because there is no minimum amount of available cash required to consummate the Business Combination. Further, the fact that Public Shareholders may vote for the Business Combination Proposal while also exercising their redemption rights reduces the incentive for a Public Shareholders to vote against the Business Combination Proposal, especially to the extent that they hold Public Warrants which would be worthless if the Business Combination, or another business combination, is not completed.

Inflection Point’s management, the Inflection Point Board, the Sponsor and affiliates of the Sponsor may have different interests in the Business Combination than the Public Shareholders.

The Inflection Point Board considered the fact that members of Inflection Point’s management, the Inflection Point Board, the Sponsor and affiliates of the Sponsor may have interests that are different from, or are in addition to, the interests of Inflection Point’s Public Shareholders generally, including the matters described under “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” of this proxy statement/prospectus. However, the Inflection Point Board concluded that the potentially disparate interests would be mitigated because (a) these interests were disclosed in the prospectus for the IPO to the extent then-known and re-disclosed and supplemented herein and (b) these disparate interests may exist or may be even greater with respect to a business combination with any other target company, depending on the substantive terms and timing of any such alternative business combination.

The Inflection Point Board also considered a variety of additional uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

Liquidation of Inflection Point.    The risks and costs to Inflection Point if the Business Combination is not completed, including the risk of diverting management focus and resources from other initial business combination opportunities, which could result in Inflection Point being unable to effect an initial business combination by September 24, 2023 and force Inflection Point to liquidate and the Inflection Point Warrants to expire worthless.

Competition.    The fact that there are a number of companies competing in the lunar transportation industry and the possibility that Intuitive Machines may be unable to continue to win NASA task orders at its current success rate, or the possibility that one of its competitors may be able to develop new technologies or business strategies that may negatively impact Intuitive Machines’ growth prospects.

Mission Failures.    The fact that there are significant technical challenges to successfully landing on the Moon and that, despite rigorous testing and preparation, the possibility of mission failures remains.

Closing Conditions.    The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Inflection Point’s control.

Litigation.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

Fees and Expenses.    The fees and expenses associated with completing the Business Combination.

Public Company Status.    The requirements of being a public company, including compliance with the SEC’s requirements regarding internal control over financial reporting, may strain New Intuitive Machines’ resources and divert management’s attention, and the increases in legal, accounting and compliance expenses that will result from the Business Combination may be greater than New Intuitive Machines anticipates.

Satisfaction of the 80% Test

It is a requirement under the Cayman Constitutional Documents and Nasdaq listing requirements that the target business acquired in Inflection Point’s initial business combination have a fair market value equal to at least 80% of the balance of the funds in the Trust Account at the time of the execution of a definitive agreement for Inflection Point’s initial business combination. As of September 16, 2022, the date of the execution of the Business Combination Agreement, the balance of funds held in the Trust Account was at least $331,476,018, and 80% thereof represents approximately $265,180,815. The Inflection Point Board considered all of the factors described above and the fact that the aggregate consideration for Inflection Point was the result of arm’s length negotiations with Intuitive Machines. As a result, the Inflection Point Board concluded that the fair market value of the business acquired was in excess of 80% of the assets held in the Trust Account (excluding any taxes payable on the interest earned on the Trust Account). In light of the financial background and experience of the members of Inflection Point’s management team and the Inflection Point Board, the Inflection Point Board believes that the members of the management team and the Inflection Point Board are qualified to determine whether the Business Combination meets the 80% test.

Interests of the Intuitive Machines Directors and Executive Officers

Intuitive Machines’ directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of the Inflection Point Shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

Member Earn-Out

In connection with the Business Combination, certain of Intuitive Machines’ directors and executive officers that are Intuitive Machines Members will be entitled to receive, pro rata, 10,000,000 Earn Out Units that will deposited into escrow at the Closing and will be earned, released and delivered upon satisfaction of the following milestones: (i) 2,500,000 Earn Out Units will vest if, during the Earn Out Period Triggering Event I occurs , Intuitive Machines is awarded the OMES III Contract by NASA (ii) 5,000,000 Earn Out Units will vest if, within the Earn Out Period, Triggering Event I has occurred and the volume weighted average closing sale price of New Intuitive Machines Class A Common Stock equals or exceeds $15.00 per share, (iii) 7,500,000 Earn Out Units will vest if, within the Earn Out Period, Triggering Event I has not occurred and Triggering Event II-B occurs the volume weighted average closing sale price of New Intuitive Machines Class A Common Stock equals or exceeds $15.00 per share and (iv) 2,500,000 Earn Out Units will vest if, within the Earn Out Period, Triggering Event III occurs the volume weighted average closing sale price of New Intuitive Machines Class A Common Stock equals or exceeds $17.50 per share, provided, that Triggering Event II-A and Triggering Event II-B may not both be achieved.

If a change of control occurs during the Earn Out Period that results in the holders of New Intuitive Machines Class A Common Stock receiving a per share price greater than or equal to $15.00 or $17.50, respectively, then immediately prior to the consummation of such change of control, to the extent not previously triggered, then Triggering Event II-A, Triggering Event II-B or Triggering Event III will be deemed to have occurred, as applicable, and the Earn Out Units shall vest.

Upon the vesting of any Earn Out Units, each applicable Intuitive Machines Member will be issued an equal number of shares of New Intuitive Machines Class C Common Stock, in exchange for the payment to New Intuitive Machines of a per-share price equal to the par value per share of such New Intuitive Machines Class C Common Stock.

The “Earn Out Period” means (i) with respect to Triggering Event I, the time period beginning on September 16, 2022 and ending at 11:59 pm ET on December 31, 2023, and (ii) with respect to Triggering Event II-A, Triggering Event II-B and Triggering Event III, the time period beginning on the date that is 150 days following the Closing Date and ending on the date that is the five (5) year anniversary of the Closing Date.

Treatment of Intuitive Machines Equity Awards in the Business Combination

As part of the Recapitalization, each outstanding option of Intuitive Machines, whether vested or unvested, will become an Intuitive Machine OpCo Option with substantially the same terms and conditions as applicable to such option immediately prior to the Recapitalization (including expiration date, vesting conditions and exercise provisions), except that each such Intuitive Machines OpCo Option shall be exercisable for Intuitive Machines OpCo Common Units.

The following table sets forth, for each of Intuitive Machines’ directors and executive officers, the number of units subject to vested and unvested options held by the director or executive officer as of August 31, 2022, the latest practicable date to determine such amounts before the filing of this proxy statement/prospectus. Depending on when the Closing Date occurs, certain Intuitive Machines options shown in the table may vest prior to Closing.

Name	Vested Options	Unvested Options
Executive Officers
Erik Sallee	100,000	200,000

Director Compensation

In connection with the Business Combination, the New Intuitive Machines Board will adopt a new non-employee director compensation policy to govern New Intuitive Machines effective as of the Closing. It is anticipated that the new non-employee director compensation policy will provide for annual cash retainers and certain equity awards that will be granted following the Business Combination.

Interests of Certain Inflection Point Persons in the Business Combination

When you consider the recommendation of the Inflection Point Board in favor of approval of the Business Combination Proposal and the other Shareholder Proposals included herein, you should keep in mind that the Sponsor and Inflection Point’s directors and officers have interests in such Shareholder Proposals that are different from, or in addition to, those of the Inflection Point Shareholders generally. Further, Inflection Point’s officers and directors have additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity, which are set forth in more detail in the section titled “Other Information Related to Inflection Point — Conflicts of Interest”. We believe there were no such opportunities that were not presented as a result of the existing fiduciary or contractual obligations of our officers and directors to other entities. The Inflection Point Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and Business Combination Agreement and in recommending to our shareholders that they vote in favor of the Shareholder Proposals presented at the extraordinary general meeting, including the Business Combination Proposal. Inflection Point shareholders should take these interests into account in deciding whether to approve the Shareholder Proposals presented at the extraordinary general meeting, including the Business Combination Proposal. These interests include, among other things:

•        Our Sponsor purchased 8,243,750 Inflection Point Class B Ordinary Shares for $25,000, or approximately $0.003 per share, in a private placement prior to the consummation of the IPO. All of Inflection Point’s officers and directors have a direct or indirect economic interest in such shares. The 8,243,750 shares of New Intuitive Machines Class A Common Stock that the Sponsor and its permitted transferees will hold following the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of approximately $82.4 million based upon the closing price of $9.99 per Inflection Point

Class A Ordinary Share on Nasdaq on December 21, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given such shares of New Intuitive Machines Class A Common Stock will be subject to lock-up restrictions, we believe such shares have less value.

•        Our Sponsor purchased 6,845,000 Private Placement Warrants for $6,845,000, or $1.00 per Private Placement Warrant, in private placements that closed simultaneously with the IPO. Certain Inflection Point’s officers and directors have a direct or indirect economic interest in such Private Placement Warrants. The 6,845,000 New Intuitive Machines Warrants that the Sponsor will hold following the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of approximately $1.8 million based upon the closing price of $0.2691 per Public Warrant on Nasdaq on December 21, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given such New Intuitive Machines Warrants will be subject to lock-up restrictions, we believe such warrants have less value.

•        Given the differential in the purchase price that the Sponsor paid for the Inflection Point Class B Ordinary Shares as compared to the price of the Inflection Point Class A Ordinary Shares included in the Inflection Point Units sold in the IPO, the Sponsor may earn a positive rate of return on its investment even if the shares of New Intuitive Machines Class A Common Stock trade below $10.00 per share and the Public Shareholders experience a negative rate of return following the Closing. Accordingly, the economic interests of the Sponsor diverge from the economic interests of Public Shareholders because the Sponsor will realize a gain on its investment from the completion of any business combination while Public Shareholders will realize a gain only if the post-closing trading price exceeds $10.00 per share.

•        Our Sponsor will lose its entire investment in us if we do no complete a business combination by September 24, 2023 (or if such date is extended at a duly called meeting of the Inflection Point Shareholders, such later date). If we do not consummate a business combination by such date, we would: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem the Public Shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as Inflection Point shareholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining Inflection Point shareholders and the Inflection Point Board, dissolve and liquidate, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the 8,243,750 Inflection Point Class B Ordinary Shares purchased by our Sponsor for $25,000 would be worthless because following the redemption of the Public Shares, we would likely have few, if any, net assets and because the Sponsor has agreed to waive their rights to liquidating distributions from the Trust Account with respect to such shares if we fail to complete a business combination within the required period. Additionally, in such event, the 6,845,000 Private Placement Warrants that the Sponsor paid $6,845,000 to purchase will expire worthless.

•        On September 16, 2022, an affiliate of the Sponsor, Kingstown 1740, committed to purchase 21,000 shares of Series A Preferred Stock for $21,000,000 at $1,000 per share in connection with the Series A Investment immediately prior to or concurrently with the consummation of the Business Combination. The shares of Series A Preferred Stock are convertible into shares of New Intuitive Machines Class A Common Stock at an initial conversion price determined by dividing the Stated Value (as defined in the Certificate of Designation) of such shares of Series A Preferred Stock by the conversion price of $12.00 per share, subject to customary anti-dilution adjustments discussed in detail elsewhere in this proxy statement/prospectus. Such shares, if unrestricted and freely tradable, would have an aggregate market value of approximately $17.5 million based upon the closing price of $9.99 per Inflection Point Class A Ordinary Share on Nasdaq on December 21, 2022 the most recent practicable date prior to the date of this proxy statement/prospectus.

•        An affiliate of the Sponsor, Kingstown 1740, purchased 2,900,000 Inflection Point Units in the IPO for an aggregate purchase price of $29,000,000. The 2,900,000 Inflection Point Class A Ordinary Shares underlying such Inflection Point Units had an aggregate market value of approximately $29.0 million based upon the closing price of $9.99 per Inflection Point Class A Ordinary Share on Nasdaq on December 21, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus. The 1,450,000 Inflection Point Warrants underlying such Inflection Point Units had an aggregate market value of approximately $390,195 based upon the closing price of $0.2691 per Public Warrant on Nasdaq on December 21, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus. For so long as necessary in order for Inflection Point to have shareholders’ equity of at least $5,000,001, Kingstown 1740 has waived its rights to redeem 1,386,989 of such Inflection Point Class A Ordinary Shares in connection with (a) the consummation of an initial business combination, including, without limitation, any such rights available in the context of a shareholder vote to approve such initial business combination or (b) in connection with a shareholder vote to amend our Cayman Constitutional Documents (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination by September 24, 2023 or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity or in the context of a tender offer made by Inflection Point to purchase Inflection Point Class A Ordinary Shares. Accordingly, if we do no complete a business combination by September 24, 2023 (or if such date is extended at a duly called meeting of the Inflection Point Shareholders, such later date), Kingstown 1740 may receive only $15,221,538 upon liquidation based upon the funds in the Trust Account as of September 30, 2022. Kingstown 1740’s Public Warrants would expire worthless.

•        Inflection Point’s Sponsor, officers and directors have agreed not to redeem any of the Founder Shares or Inflection Point Class A Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination.

•        If the Trust Account is liquidated, including in the event we are unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser amount per Public Share as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

•        The continuation of Mike Blitzer, one of our existing directors, as a director of New Intuitive Machines following the Closing. As such, in the future he may receive any cash fees, stock options or stock awards that the New Intuitive Machines Board determines to pay to its directors.

•        Our existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy for a period of 6 years after the Business Combination.

•        In connection with the Closing, our Sponsor, officers and directors would be entitled to the repayment of any outstanding working capital loan and advances that have been made to Inflection Point, provided that the Sponsor may elect to convert up to $1.5 million of such loans into Private Placement Warrants at the Closing. If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans. As of the date of this proxy statement/prospectus, approximately $125,000 was outstanding under such working capital loans.

•        Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, our Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by

Inflection Point from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. As of the date of this proxy statement/prospectus, an aggregate of approximately $40,000 of reimbursable out-of-pocket expenses were outstanding.

•        Pursuant to the A&R Registration Rights Agreement, Inflection Point’s officers and directors, and the Sponsor and its members will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the New Intuitive Machines Class A Common Stock and New Intuitive Machines Warrants held by such parties following the consummation of the Business Combination.

•        An affiliate of the Sponsor, Mr. Blitzer and Mr. Shanon, and an affiliate of Mr. Shekerdemian, have invested in other businesses, including another potential target business in the space sector founded and majority-owned by Mr. Ghaffarian.

As a result of the foregoing interests, the Sponsor and Inflection Point’s directors and officers will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms that would be less favorable to Public Shareholders. In the aggregate, the Sponsor and its affiliates have approximately $119.7 million at risk that depends upon the completion of a business combination. Such amount consists of (a) approximately $82.4 million representing the value of the Founder Shares held by the Sponsor, and (b) $6.8 million representing the value of the Private Placement Warrants purchased by the Sponsor (using the $1.00 per warrant purchase price) and (c) approximately $30.5 million representing the value of Public Shares held by Kingstown 1740 subject to the redemption waiver and the value of Public Warrants held by Kingstown 1740.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the Shareholder Proposals.

The financial and personal interests of the Sponsor and its affiliates, as well as Inflection Point’s directors and officers, may have influenced their motivation in identifying and selecting Intuitive Machines as a business combination target, completing an initial business combination with Intuitive Machines and influencing the operation of the business following the initial business combination. In considering the recommendations of the Inflection Point Board to vote for the Shareholder Proposals, its shareholders should consider these interests.

Projected Financial Information

In connection with its consideration of the potential business combination, Intuitive Machines provided its internally-derived forecasts, for each of the years in the three-year period ending December 31, 2024 to Inflection Point for use as a component of its overall evaluation of Intuitive Machines. Such projected financial information is included in this proxy statement/prospectus because it was provided to the Inflection Point Board for its evaluation of the Business Combination (the “Projections”).

The Projections are included in this proxy statement/prospectus solely to provide Inflection Point’s shareholders access to information made available in connection with the Inflection Point Board’s consideration of the Business Combination. The Projections should not be viewed as public guidance. Furthermore, the Projections do not take into account any circumstances or events occurring after the date on which the Projections were prepared, which was September 2022.

The Projections were prepared in good faith by Intuitive Machines’ management team and are based on Intuitive Machines’ management’s reasonable estimates and assumptions with respect to the expected future financial performance of Intuitive Machines at the time the Projections were prepared and speak only as of that time.

The Projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Intuitive Machines’ business, all of which are difficult to predict and many of which are beyond Intuitive Machines’ and Inflection Point’s control. As a result, there can be no assurance that the Projections will be realized or that actual results will not be significantly higher or lower than the Projections. Since the Projections cover multiple years, such information by its nature becomes less predictive with each successive year. These Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The Projections are forward-looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond Intuitive Machines’ and Inflection Point’s control. The various risks and uncertainties include those set forth in the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Intuitive Machines” and “Cautionary Note Regarding Forward-Looking Statements”.

In arriving at the Projections, the material assumptions considered, included, but were not limited to, the following:

•        Johnson Space Center Contract Award in 2022.    Intuitive Machines’ management has assumed the company’s status as a Tier 1 subcontractor to the incumbent contractor on a multibillion dollar contract for Johnson Space Center awarded in late 2022. This assumption results in overall projected total revenues from 2022 to 2024 of approximately $80 million as we continue to ramp up activity on this contract since it was awarded in late 2022. Total projected revenues from this award represent 3%, 14% and 5% of total projected company revenues for 2022, 2023 and 2024, respectively. We estimate a gross profit margin of 10% over the same period. These assumptions are based on Intuitive Machines’ historical operating experience and familiarity with the potential growth that can result from this type of award and reflect related planned headcount additions required to execute the contract. The contract for Johnson Space Center was awarded to the incumbent contractor in September, 2022, with Intuitive Machines’ status as a Tier 1 subcontractor confirmed on the same date.

•        NASA CLPS Award in 2022.    Intuitive Machines has forecasted it winning one of the two NASA CLPS contracts being bid in 2022. This assumption is based on Intuitive Machines’ historical success rate when bidding for CLPS contracts. This assumption results in overall projected total revenues from 2023 to 2024 of approximately $45 million. Total projected revenues from these awards represent approximately 2% and 13% of total projected company revenues for 2023 and 2024, respectively. These assumptions are based on (i) the combined mission revenues of the NASA CLPS contracts plus additional commercial payload contracts using available excess capacity and (ii) award and commencement of such contracts in the second half of 2023 with a ramp up in production in 2024. As of the date of this prospectus/proxy statement, the NASA CLPS contracts have not yet been awarded.

•        Orbital Services Contract Award in 2023.    Intuitive Machines will hire a world class team from a large cap aerospace company with the specific focus of winning an orbital services contract with Goddard Space Flight Center that is being awarded in the first quarter of calendar year 2023. This assumption results in overall projected total revenues between 2023 and 2024 of approximately $176 million. Total projected revenues from this award represents approximately 18% and 16% of total projected company revenues for 2023 and 2024, respectively. We estimate a gross profit margin of 5% over the same period. These assumptions are based on Intuitive Machines’ historical operating experience and familiarity with the potential growth that can result from this type of award. As of the date of this prospectus/proxy statement, the orbital services contract with Goddard Space Flight Center has not yet been awarded.

•        CLPS Awards in 2023.    There are three NASA CLPS contracts scheduled to be awarded in 2023. For purposes of these awards, Intuitive Machines has assumed it will win at least one of the three awards in 2023. This assumption is based on Intuitive Machines’ historical success rate when bidding for CLPS contracts. This assumption results in overall projected total revenues between 2023 and 2024 of approximately $173 million. Total projected revenues from these awards represent approximately 1% and 22% of total projected company revenues for 2023 and 2024, respectively. These assumptions are based on (i) the combined mission revenues of the NASA CLPS contracts plus additional commercial payload contracts using available excess capacity and (ii) award and commencement of such contracts in late 2023 or early 2024. As of the date of this prospectus/proxy statement, none of the three NASA CLPS contracts scheduled to be awarded in 2023 have been awarded.

•        Lunar Access Services Gross Margin Expansion in the Medium-Term.    Intuitive Machines’ management assumes that decreasing lander development costs, coupled with higher value missions, will drive Lunar Access Services gross margin expansion in the medium-term. This assumption results in forecasted increases in revenues of approximately $271 million and gross profits of approximately $60 million on existing Lunar Access Services contracts between 2022 and 2024. Total projected revenues represent approximately 90%, 37% and 9% of total projected company revenues for 2022, 2023 and 2024, respectively, with gross profit margins ranging from 15% to 25% by year. As of the date of this prospectus/proxy statement, Intuitive Machines has received approximately $49.4 million under Lunar Access Services contracts that have been awarded.

•        Lunar Data Services Expansion in the Medium-Term.    Intuitive Machines’ management assumes that its growing Lunar Data Services business unit, which is being structured as a commercial service, will drive gross margin expansion in the medium-term. This assumption results in forecasted increases in revenues of approximately $124 million and gross profits of approximately $120 million on Lunar Access Services contracts between 2023 and 2024. Total projected revenues represent approximately 6% and 14% of total projected company revenues for 2023 and 2024, respectively, with gross profit margins in excess of 90%. These assumptions are based on certain capital expenditures related to the construction of communication satellites totaling approximately $108 million between 2022 and 2023. As of the date of this prospectus/proxy statement, the Lunar Data Services Expansion in the Medium-Term has not yet been awarded.

•        Orbital Services Expansion in the Long-Term.    Intuitive Machines’ management assumes that, following its build-out, the Orbital Services business unit will drive additional margin expansion in the long-term. This assumption results in forecasted increases in revenues of $6 million in 2024 at gross profit margins ranging from 35% to 45%. As of the date of this prospectus/proxy statement, the Orbital Services Expansion in the Long-Term has not yet been awarded.

The Projections were prepared solely for internal use and not with a view toward public disclosure or toward complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Projections included in this proxy statement/prospectus have been prepared by, and are the responsibility of, Intuitive Machines’ management. Neither the independent registered public accounting firms of Intuitive Machines or Inflection Point nor any other registered public accounting firms, have compiled, examined or performed any procedures with respect to the Projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or their accuracy or achievability, and the independent registered public accounting firms of Intuitive Machines and Inflection Point assume no responsibility for, and disclaim any association with, the Projections. The report of Grant Thornton included in the financial statements in this proxy statement/prospectus relates to the historical financial statements of Intuitive Machines. It does not extend to the Projections and should not be read to do so.

Furthermore, the Projections do not take into account any circumstances or events occurring after the date they were prepared. Nonetheless, a summary of the Projections is provided in this proxy statement/prospectus because the Projections were made available to Inflection Point. The inclusion of the Projections in this proxy statement/prospectus should not be regarded as an indication that Inflection Point, the Inflection Point Board, or their respective affiliates, advisors or other representatives considered, or now considers, such Projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination Proposal. No person has made or makes any representation or warranty to any Inflection Point shareholder regarding the information included in these Projections. The Projections are not fact and are not necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on this information. The Projections should not be viewed as public guidance.

The Projections are not included in this proxy statement/prospectus in order to induce any Inflection Point shareholders to vote in favor of any of the proposals at the extraordinary general meeting.

Inflection Point urges you to review the financial statements of Intuitive Machines included in this proxy statement/prospectus, as well as the financial information in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” and to not rely on any single financial measure.

Intuitive Machines uses certain financial measures in the Projections that are not prepared in accordance with GAAP as supplemental measures to evaluate operational performance. While Intuitive Machines believes that non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of non-GAAP financial measures. Non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of Intuitive Machines’ competitors and may not be directly comparable to similarly titled measures of Intuitive Machines’ competitors. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. Financial measures included in the Projections provided to a board of directors or financial advisor in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC, and therefore the Projections are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Accordingly, no reconciliation of the financial measures included in the Projections were prepared, and therefore none have been provided in this proxy statement/prospectus. The definitions of the non-GAAP measures included in the projections may not align with those underlying the non-GAAP measures presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Intuitive Machines.”

Below is a summary of the Projections.

($ in millions)	2022E	2023E	2024E
Total Revenue	$102	$291	$759
Gross Profit	10	79	232
Adjusted EBITDA(1)	(14)	(46)	(11)
Unlevered Free Cash Flow(2)	(26)	(55)	(16)

____________

(1)      We calculate Adjusted EBITDA as net income (loss) excluding results from non-operating sources including interest income, interest expense, gain on extinguishing of debt, share based compensation, change in fair value instruments, depreciation, and provision for income taxes.

(2)      We calculate Unlevered Free Cash Flow as Adjusted EBITDA, less capital expenditures and increases in working capital.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, (INCLUDING A REGISTRANT’S RESPONSIBILITY TO MAKE FULL AND PROMPT DISCLOSURE AS REQUIRED BY SUCH FEDERAL SECURITIES LAWS) BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF INTERNAL FINANCIAL PROJECTIONS, NONE OF INFLECTION POINT, INTUITIVE MACHINES OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OR AFFILIATES UNDERTAKES ANY OBLIGATION TO, AND EACH EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO, UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS AND THEIR PRESENTATION TO THE INFLECTION POINT BOARD, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

Expected Accounting Treatment of the Business Combination

The Domestication

There will be no accounting effect or change in the carrying amount of the assets and liabilities of Inflection Point as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of Inflection Point immediately following the Domestication will be the same as those immediately prior to the Domestication.

The Business Combination

The Business Combination will be accounted for as a common control transaction with respect to Intuitive Machines which is akin to a reverse recapitalization. Net assets of Inflection Point will be stated at historical cost with no goodwill or other intangible assets recorded in accordance with GAAP. The Business Combination with respect to Intuitive Machines will not be treated as a change in control due primarily to one of the Intuitive Machines Members receiving the controlling voting stake in the post-combination company; their continued management of the post-combination company; and their ability to nominate a majority of the board of directors of the post-combination company. Under the guidance in ASC 805 for transactions between entities under common control, the assets, liabilities, and noncontrolling interests of Intuitive Machines and Inflection Point are recognized at their carrying amounts on the date of the Business Combination.

Under a reverse recapitalization, Inflection Point will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Intuitive Machines issuing stock for the net assets of Inflection Point, accompanied by a recapitalization.

Regulatory Matters

Neither Inflection Point nor Intuitive Machines are aware of any material regulatory approvals or actions that are required for completion of the Business Combination, other than the regulatory notices and approvals discussed in “The Business Combination Proposal — Business Combination Agreement — Closing Conditions — Conditions to the Obligations of Each Party”. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Vote Required for Approval

The approval of the Business Combination Proposal requires an ordinary resolution under the Companies Act, being the affirmative vote of the holders of a majority of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Business Combination Proposal at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal.

The Business Combination Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the other Condition Precedent Proposals is not approved, the Business Combination Proposal will have no effect, even if approved by holders of Inflection Point Ordinary Shares.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that Inflection Point’s entry into the Business Combination Agreement, dated as of September 16, 2022, by and between Inflection Point and Intuitive Machines, pursuant to which and among other things, on the terms and subject to the conditions set forth in the Business Combination Agreement, the parties will complete the Business Combination described in the accompanying proxy statement/prospectus, be approved, ratified and confirmed in all respects.”

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD UNANIMOUSLY RECOMMENDS THAT INFLECTION POINT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The Inflection Point Board believes that the Business Combination Proposal to be presented at the extraordinary general meeting is in the best interests of Inflection Point’s shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination Proposal.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and Inflection Point’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for a further discussion.

THE DOMESTICATION PROPOSAL

Overview

As discussed in this proxy statement/prospectus, if the Business Combination Proposal is approved, then Inflection Point is asking its shareholders to approve the Domestication Proposal. Under the Business Combination Agreement, the approval of the Domestication Proposal is also a condition to the consummation of the Business Combination. If, however, the Domestication Proposal is approved, but the Business Combination Proposal is not approved, then neither the Domestication nor the Business Combination will be consummated.

As a condition to Closing, the Inflection Point Board has unanimously approved a change of Inflection Point’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. To effect the Domestication, Inflection Point will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file the Proposed Certificate of Incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which Inflection Point will be domesticated and continue as a Delaware corporation. In connection with the Domestication and prior to the Business Combination, Inflection Point will be renamed Intuitive Machines, Inc.

Immediately prior to the Domestication, pursuant to the Cayman Constitutional Documents, each Inflection Point Class B Ordinary Share issued and outstanding will be automatically converted into one Inflection Point Class A Ordinary Share. Immediately following such conversion, in connection with the Domestication (a) each Inflection Point Class A Ordinary Share issued and outstanding immediately prior to the Domestication will automatically convert into one share of New Intuitive Machines Class A Common Stock, (b) each Inflection Point Warrant will be automatically converted into a redeemable New Intuitive Machines Warrant on the same terms as the Inflection Point Warrants, and (c) each Inflection Point Unit issued and outstanding as of immediately prior to the Domestication will automatically be canceled and each holder will receive one share of New Intuitive Machines Class A Common Stock and one-half of one New Intuitive Machines Warrant. No fractional New Intuitive Machines Warrants will be issued upon such cancellation.

The Domestication Proposal, if approved, will authorize a change of Inflection Point’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while Inflection Point is currently governed by the Companies Act, upon the Domestication, New Intuitive Machines will be governed by the DGCL. Inflection Point encourages shareholders to carefully consult the information set out below under “— Comparison of Shareholder Rights under Applicable Corporate Law Before and After Domestication”.

Reasons for the Domestication

The Inflection Point Board believes that it would be in the best interests of Inflection Point, simultaneously with the completion of the Business Combination, to effect the Domestication. Further, the Inflection Point Board believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. In addition, because New Intuitive Machines will operate within the United States following the Business Combination, it was the view of the Inflection Point Board that New Intuitive Machines should be structured as a corporation organized in the United States.

The Inflection Point Board believes that there are several reasons why a reincorporation in Delaware is in the best interests of Inflection Point and its shareholders. These additional reasons can be summarized as follows:

•        Prominence, Predictability and Flexibility of Delaware Law.    For many years, Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as ours.

•        Well-Established Principles of Corporate Governance.    There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a company’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. We believe such clarity would be advantageous to New Intuitive Machines, the New Intuitive Machines Board and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for New Intuitive Machines’ stockholders from possible abuses by directors and officers.

•        Increased Ability to Attract and Retain Qualified Directors.    Reincorporation from the Cayman Islands to Delaware is attractive to directors, officers, and stockholders alike. New Intuitive Machines’ incorporation in Delaware may make New Intuitive Machines more attractive to future candidates for the New Intuitive Machines Board, because many such candidates are already familiar with Delaware corporate law from their past business experiences. To date, we have not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws — especially those relating to director indemnification (as discussed below) — draw such qualified candidates to Delaware corporations. The Inflection Point Board therefore believes that providing the benefits afforded directors by Delaware law will enable New Intuitive Machines to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for our stockholders from possible abuses by directors and officers.

The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman Islands and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, we believe that, in general, Delaware law is more developed and provides more guidance than Cayman Islands law on matters regarding a company’s ability to limit director liability. As a result, we believe that the corporate environment afforded by Delaware will enable New Intuitive Machines to compete more effectively with other public companies in attracting and retaining new directors.

Reasons for the Name Change

The Inflection Point Board believes that it would be in the best interests of Inflection Point to, in connection with the Domestication and simultaneously with the Business Combination, change its corporate name to “Intuitive Machines, Inc.” in order to more accurately reflect the business purpose and activities of New Intuitive Machines.

Regulatory Approvals; Third-Party Consents

Inflection Point is not required to make any filings or to obtain any approvals or clearances from any antitrust regulatory authorities in the United States or other countries in order to complete the Domestication. However, because the Domestication must occur simultaneously with the Business Combination, it will not occur unless the Business Combination can be completed, which will require the approvals as described under the section of this proxy statement/prospectus entitled “The Business Combination Proposal.” Inflection Point must comply with applicable United States federal and state securities laws in connection with the Domestication.

The Domestication will not breach any covenants or agreements binding upon Inflection Point and will not be subject to any additional federal or state regulatory requirements, except compliance with the laws of the Cayman Islands and Delaware necessary to effect the Domestication.

Proposed Certificate of Incorporation and Proposed Bylaws

Commencing with the effective time of the Domestication, the Proposed Certificate of Incorporation and the Proposed Bylaws will govern the rights of stockholders in New Intuitive Machines.

A chart comparing your rights as a holder of Inflection Point Ordinary Shares as a Cayman Islands exempted company with your rights as a holder of New Intuitive Machines Common Stock can be found in the section of this proxy statement/prospectus entitled “The Domestication Proposal — Comparison of Shareholder Rights under Applicable Corporate Law Before and After Domestication.”

Comparison of Shareholder Rights under Applicable Corporate Law Before and After Domestication

When the Domestication is completed, the rights of stockholders of New Intuitive Machines will be governed by Delaware law, including the DGCL, rather than by the laws of the Cayman Islands. Certain differences exist between the DGCL and the Companies Act that will alter certain of the rights of shareholders of Inflection Point and affect the powers of the New Intuitive Machines Board and management following the Domestication.

Shareholders should consider the following summary comparison of the laws of the Cayman Islands, on the one hand, and the DGCL, on the other. This comparison is not intended to be complete and is qualified in its entirety by reference to the DGCL and the Companies Act.

The owners of a Delaware corporation’s shares are referred to as “stockholders.” For purposes of language consistency, in certain sections of this proxy statement/prospectus, we may continue to refer to the share owners of New Intuitive Machines as “shareholders.”

Provision	Delaware	Cayman Islands
Applicable legislation	General Corporation Law of the State of Delaware	The Companies Act (As Revised) of the Cayman Islands
General Vote Required for Combinations with Interested Stockholders/Shareholders

Generally, a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder, unless the corporation opts out of the statutory provision.

No similar provision
Appraisal Rights

Generally, a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger. Stockholders of a publicly traded corporation do, however, generally have appraisal rights in connection with a merger if they are required by the terms of a merger agreement to accept for their shares anything except: (a) shares or depository receipts of the corporation surviving or resulting from such merger; (b) shares of stock or depository receipts that will be either listed on a national securities exchange or held of record by more than 2,000 holders; (c) cash in lieu of fractional shares or fractional depository receipts described in (a) and (b) above; or (d) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in (a), (b) and (c) above.

Under the Companies Act, minority shareholders that dissent to a merger are entitled to be paid the fair market value of their shares, which, if necessary, may ultimately be determined by the courts of the Cayman Islands.

Provision	Delaware	Cayman Islands
Requirements for Stockholder/Shareholder Approval

Subject to the certificate of incorporation, stockholder approval of mergers, a sale of all or substantially all the assets of the corporation, dissolution and amendments of constitutional documents require a majority of outstanding shares; most other stockholder approvals require a majority of those present and voting, provided a quorum is present.

Subject to the articles of association, matters which require shareholder approval, whether under Cayman Islands statute or the company’s articles of association, are determined (subject to quorum requirements, the Companies Act, applicable law and the relevant articles of association) by ordinary resolution, being the approval of the holders of a majority of the shares, who, being present in person or proxy and entitled to vote, vote at the meeting of shareholders or by “special resolution” (such as the amendment of the company’s constitutional documents), being the approval of the holders of a majority of at least two-thirds of the shares who, being present in person or by proxy and entitled to vote, vote at the meeting of shareholders.

Requirement for Quorum	Quorum is a majority of shares entitled to vote at the meeting unless otherwise set in the constitutional documents, but cannot be less than one-third of shares entitled to vote at the meeting.	Quorum is set in the company’s memorandum and articles of association.
Stockholder/Shareholder Consent to Action Without Meeting	Unless otherwise provided in the certificate of incorporation, stockholders may act by written consent.

Shareholder action by written resolutions (whether unanimous or otherwise) may be permitted by the articles of association. The articles of association may provide that shareholders may not act by written resolutions.

Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of members or other corporate records of a company.
Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements (including adopting Delaware as the exclusive forum as per the Advisory Organizational Documents Proposal 5D).

In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company only in certain limited circumstances.

Provision	Delaware	Cayman Islands
Removal of Directors;

Any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows: (1) unless the certificate of incorporation otherwise provides, in the case of a corporation with a classified board, stockholders may effect such removal only for cause; or (2) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board. However, because the New Intuitive Machines Board will be classified after the Closing, pursuant to the Proposed Certificate of Incorporation, a director may be removed from office only for cause and only by the affirmative vote of at least 66 2/3% of the total voting power of the outstanding shares of capital stock of the corporation entitled to vote in any annual election of directors or class of directors, voting together as a single class.

A company’s memorandum and articles of association may provide that a director may be removed for any or no reason and that, in addition to shareholders, boards may be granted the power to remove a director.

Number of Directors

The number of directors is fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation. The bylaws may provide that the board may increase the size of the board and fill any vacancies.

Subject to the memorandum and articles of association, the board may increase the size of the board and fill any vacancies.
Classified or Staggered Boards	Classified boards are permitted.	Classified boards are permitted.
Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders.

A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.

In addition to fiduciary duties, directors owe a duty of care, diligence and skill.

Such duties are owed to the company but may be owed directly to creditors or shareholders in certain limited circumstances.

Provision	Delaware	Cayman Islands
Indemnification of Directors and Officers

A corporation is generally permitted to indemnify any person who was or is a party to any proceeding because such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful. If the action was brought by or on behalf of the corporation, no indemnification is made when a person is adjudged liable to the corporation unless a court determines such person is fairly and reasonably entitled to indemnity for expenses the court deems proper.

A Cayman Islands exempted company generally may indemnify its directors or officers, except with regard to fraud or willful default.
Limited Liability of Directors

Permits the limiting or eliminating of the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful stock repurchases or dividends, or improper personal benefit.

Liability of directors may be limited, except with regard to their own fraud or willful default.

Accounting Treatment of the Domestication

The Domestication is being proposed solely for the purpose of changing the legal domicile of Inflection Point. There will be no accounting effect or change in the carrying amount of the assets and liabilities of Inflection Point as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of Inflection Point immediately following the Domestication will be the same as those immediately prior to the Domestication.

Vote Required for Approval

The approval of the Domestication Proposal requires a special resolution, being the affirmative vote of holders of a majority of at least two-thirds of the Inflection Point Class B Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The holders of Inflection Point Class A Ordinary Shares will have no right to vote on the Domestication Proposal. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the proposal.

The Domestication Proposal is conditioned on the approval of each of the other Condition Precedent Proposals. Therefore, if each of the other Condition Precedent Proposals is not approved, the Domestication Proposal will have no effect, even if approved by holders of Inflection Point Ordinary Shares.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that Inflection Point be de-registered in the Cayman Islands pursuant to Article 49 of the Cayman Constitutional Documents and be registered by way of continuation as a corporation in the State of Delaware.”

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD UNANIMOUSLY RECOMMENDS THAT INFLECTION POINT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and Inflection Point’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/ prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for a further discussion of these considerations.

THE STOCK ISSUANCE PROPOSAL

Overview

Assuming the Business Combination Proposal and the other Condition Precedent Proposals are approved, Inflection Point’s shareholders are also being asked to approve, by ordinary resolution, the Stock Issuance Proposal.

Why Inflection Point Needs Shareholder Approval

We are seeking shareholder approval in order to comply with Nasdaq Listing Rules 5635(a) and (b). Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering for cash and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Collectively, New Intuitive Machines may issue securities representing 20% or more of our outstanding common stock or 20% or more of the voting power, in each case outstanding before the issuance, pursuant to the issuance of common stock and securities convertible into or exercisable for common stock in connection with the Business Combination.

Under Nasdaq Listing Rule 5635(b), shareholder approval is required when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.

Upon the consummation of the Business Combination, Inflection Point expects to issue (i) (A) 26,000 shares of Series A Preferred Stock. Each share of preferred stock is convertible into a number of shares of New Intuitive Machines Class A Common Stock, Which is determined by dividing the Stated Value (as defined in the Certificate of Designation) of such share of Series A Preferred Stock by the conversion price of $12.00 per share, subject to adjustment. and (B) and Preferred Investor Warrants to purchase 541,667 shares of New Intuitive Machines Class A Common Stock at an initial exercise price of $15.00 per share, subject to adjustment, to the Series A Investors in connection with the Series A Investment, (ii) up to an estimated 1,874,291 shares of New Intuitive Machines Class B Common Stock to the Intuitive Machines Members other than the Intuitive Machines Founders and (iii) up to an estimated 78,125,709 shares of New Intuitive Machines Class C Common Stock to the Intuitive Machines Founders. Inflection Point may issue additional common stock and securities convertible into or exercisable for common stock pursuant to subscription, purchase or similar agreements it may enter into prior to Closing. For further details, see the section of this proxy statement/prospectus entitled “Ownership Summary.”

Accordingly, the aggregate number of shares of New Intuitive Machines Common Stock that New Intuitive Machines will issue in connection with the Business Combination and that will be issuable upon conversion of the Series A Preferred Stock and Preferred Investor Warrants that New Intuitive Machines will issue in connection with the Series A Investment will exceed 20% of both the voting power and the shares of New Intuitive Machines Common Stock outstanding before such issuance and may result in a change of control of the registrant, and for these reasons, Inflection Point is seeking the approval of Inflection Point shareholders for the issuance of (i) (A) 26,000 shares of Series A Preferred Stock (convertible into shares of New Intuitive Machines Class A Common Stock at an initial conversion price determined by dividing the Stated Value (as defined in the Certificate of Designation) of such shares of Series A Preferred Stock by the conversion price of $12.00 per share, subject to adjustment, the holder’s option), (B) and Preferred Investor Warrants to purchase 541,667 shares of New Intuitive Machines Class A Common Stock at an initial exercise price of $15.00 per share, subject to adjustment, to the Series A Investors in connection with the Series A Investment and (C) the shares of New Intuitive Machines Class A Common Stock issuable upon the conversion of the Series A Preferred Stock and the exercise of the Preferred Investor Warrants, (ii) up to an estimated 1,874,291 shares of New Intuitive Machines Class B Common Stock to the Intuitive Machines Members other than the Intuitive Machines Founders, (iii) up to an estimated 78,125,709 shares of New Intuitive Machines Class C Common Stock to the Intuitive Machines Founders and (iv) any other issuances of common stock and securities convertible into or exercisable for common stock pursuant to subscription, purchase or similar agreements we may enter into prior to Closing.

Vote Required for Approval

The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal.

The Stock Issuance Proposal is conditioned on the approval of each of the other Condition Precedent Proposals. Therefore, if each of the other Condition Precedent Proposals is not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of Inflection Point Ordinary Shares.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that, for the purposes of complying with the applicable Nasdaq Listing Rules, the issuance of (i) shares of Series A Preferred Stock and Preferred Investor Warrants to the Series A Investors in connection with the Series A Investment, (ii) New Intuitive Machines Class B Common Stock and New Intuitive Machines Class C Common Stock to the Intuitive Machines Members and (iii) any other issuances of common stock and securities convertible into or exercisable for common stock pursuant to subscription, purchase or similar agreements Inflection Point has entered, or may enter, into prior to Closing, be approved in all respects.”

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD UNANIMOUSLY RECOMMENDS THAT INFLECTION POINT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE STOCK ISSUANCE PROPOSAL.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and Inflection Point’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for a further discussion of these considerations.

THE ORGANIZATIONAL DOCUMENTS PROPOSAL

Overview

If the Business Combination Proposal and the other Condition Precedent Proposals are approved and the Business Combination is consummated, Inflection Point will replace the current amended and restated memorandum of association of Inflection Point (as may be amended from time to time) under the Companies Act (the “Existing Memorandum”) and the current amended and restated articles of association of Inflection Point (as may be amended from time to time) (the “Existing Articles” and, together with the Existing Memorandum, the “Cayman Constitutional Documents”), in each case, under the Companies Act, with a proposed new certificate of incorporation (the “Proposed Certificate of Incorporation”) and proposed new bylaws (the “Proposed Bylaws” and, together with the Proposed Certificate of Incorporation, the “Proposed Organizational Documents”) of New Intuitive Machines in each case, pursuant to the DGCL. Under the Business Combination Agreement, the approval of the Organizational Documents Proposal is also a condition to the consummation of the Business Combination.

Inflection Point’s shareholders are asked to consider and vote upon and to adopt the Proposed Organizational Documents (collectively, the “Organizational Documents Proposal”) in connection with the replacement of the Cayman Constitutional Documents.

Reasons for the Amendments

The Inflection Point Board’s reasons for proposing the Proposed Organizational Documents are set forth below. The following is a summary of the key changes effected by the Proposed Organizational Documents, but this summary is qualified in its entirety by reference to the full text of the Proposed Certificate of Incorporation, a copy of which is included as Annex C, and by reference to the full text of the Proposed Bylaws, a copy of which is included as Annex D:

•        To change the corporate name from “Inflection Point Acquisition Corp.” to “Intuitive Machines, Inc.”;

•        To increase the total number of shares of our capital stock from (a) 500,000,000 Inflection Point Class A Ordinary Shares, 50,000,000 Inflection Point Class B Ordinary Shares and 5,000,000 preference shares, each with a par value of $0.0001 per share, of Inflection Point to (b)            shares of New Intuitive Machines capital stock which consists of (A)            shares of New Intuitive Machines Class A Common Stock, (B)            shares of New Intuitive Machines Class B Common Stock, (C)            shares of New Intuitive Machines Class C Common Stock and (D)            shares of New Intuitive Machines preferred stock, each with a par value of $0.0001 per share.

•        amend the terms of the shares, in particular to provide that each share of New Intuitive Machines Class A Common Stock and each share of New Intuitive Machines Class B Common Stock each have one vote and each share of New Intuitive Machines Class C Common Stock has three votes;

•        amend the terms for the authorizations of shares of New Intuitive Machines;

•        To authorize all other changes in connection with the replacement of Cayman Constitutional Documents with the Proposed Certificate of Incorporation and Proposed Bylaws in connection with the consummation of the Business Combination (copies of which are attached to this proxy statement/prospectus as Annex C and Annex D, respectively).

Resolution to be Voted Upon

The full text of the resolutions to be passed is as follows:

“RESOLVED, as a special resolution, that the Cayman Constitutional Documents currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Proposed Certificate of Incorporation and Proposed Bylaws in the form attached to the proxy statement/prospectus as Annex C and Annex D, respectively, with effect from the registration of Inflection Point in the State of Delaware as a corporation with the laws of the State of Delaware and conditional upon, and with effect from, the registration of Inflection Point in the State of Delaware as a corporation with the laws of the State of Delaware, the name of Inflection Point be changed to Intuitive Machines, Inc.”

Vote Required for Approval

The approval of the Organizational Documents Proposal requires a special resolution under the Companies Act, being the affirmative vote of the holders of a majority of at least two-thirds of the Inflection Point Ordinary Shares who, being present and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

The Organizational Documents Proposal is conditioned on the approval of each of the other Condition Precedent Proposals. Therefore, if each of the other Condition Precedent Proposals is not approved, the Organizational Documents Proposal will have no effect, even if approved by holders of Inflection Point Ordinary Shares.

The Sponsor has agreed to vote all the Founder Shares and any Public Shares it may hold in favor of the Organizational Documents Proposal.

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD UNANIMOUSLY RECOMMENDS THAT INFLECTION POINT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and Inflection Point’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for a further discussion.

THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSALS

If the Business Combination Proposal, the other Condition Precedent Proposals, including the Organizational Documents Proposal, are approved and the Business Combination is consummated, Inflection Point will replace the Cayman Constitutional Documents, under the Companies Act, with the Proposed Organizational Documents of New Intuitive Machines, under the DGCL.

Inflection Point’s shareholders are asked to consider and vote upon and to approve on a non-binding advisory basis by special resolution seven separate proposals (collectively, the “Advisory Organizational Documents Proposals”) in connection with the replacement of the Cayman Constitutional Documents with the Proposed Organizational Documents. These seven proposals are being presented separately in accordance with SEC guidance to give shareholders the opportunity to present their separate views on important corporate governance provisions and will be voted upon on a non-binding advisory basis. This separate vote is not otherwise required by Cayman or Delaware law, but pursuant to SEC guidance, Inflection Point is required to submit these provisions to its shareholders separately for approval. The shareholder votes regarding these proposals are advisory in nature, and are not binding on Inflection Point, the Inflection Point Board, Intuitive Machines or the New Intuitive Machines Board. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Organizational Documents Proposals (separate and apart from the approval of the Organizational Documents Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, Inflection Point intends that the Proposed Organizational Documents will take effect from the registration of Inflection Point in the State of Delaware as a corporation under the laws of the State of Delaware, assuming approval of the Business Combination Proposal and the Organizational Documents Proposals.

The Proposed Organizational Documents differ materially from the Cayman Constitutional Documents. The following table sets forth a summary of the principal changes proposed between the Cayman Constitutional Documents and the Proposed Organizational Documents. This summary is qualified by reference to the complete text of the Cayman Constitutional Documents of Inflection Point, a copy of which is attached to this proxy statement/prospectus as Annex B, the complete text of the Proposed Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex C and the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex D. All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms. Additionally, as the Cayman Constitutional Documents are governed by the Companies Act and the Proposed Organizational Documents will be governed by the DGCL, Inflection Point encourages shareholders to carefully consult the information set out under the section of this proxy statement/prospectus entitled “The Domestication Proposal”— Comparison of Shareholder Rights Under Applicable Corporate Law Before and After Domestication.”

	Cayman Constitutional Documents	Proposed Organizational Documents
Authorized Shares (Advisory Organizational Documents Proposal 5A)

The Cayman Constitutional Documents authorize 555,000,000 Inflection Point shares, consisting of 500,000,000 Inflection Point Class A Ordinary Shares, 50,000,000 Class B Ordinary Shares and 5,000,000 preference shares.

See paragraph 5 of the Existing Memorandum.

The Proposed Certificate of Incorporation authorizes            shares of New Intuitive Machines Class A Common Stock, (B)            shares of New Intuitive Machines Class B Common Stock, (C)            shares of New Intuitive Machines Class C Common Stock and (D)            shares of New Intuitive Machines Preferred Stock, each with a par value of $0.0001 per share.

See Section 4.1 of the Proposed Certificate of Incorporation.

Multiple Class Common Stock Structure (Advisory Organizational Documents Proposal 5B)	The Cayman Constitutional Documents authorize each holder to have one vote for every share held. See Article 24 of the Cayman Constitutional Documents.

The Proposed Organizational Documents authorize a multiple class common stock structure pursuant to which the holders of New Intuitive Machines Class A Common Stock and New Intuitive Machines Class B Common Stock will be entitled to one vote per share and holders of New Intuitive Machines Class C Common Stock will be entitled to three votes per share.

See Section 4.4 of the Proposed Certificate of Incorporation.

	Cayman Constitutional Documents	Proposed Organizational Documents
Sunset Provision for New Intuitive Machines Class C Common Stock (Advisory Organizational Documents Proposal 5C)	The Cayman Constitutional Documents do not contain a sunset provision providing for the automatic conversion of shares into a different class.

The Proposed Organizational Documents include a provision providing that each outstanding share of New Intuitive Machines Class C Common Stock shall automatically convert into one share of New Intuitive Machines Class B Common Stock upon the earliest to occur of (i) the date that is seven years from the effectiveness of the Proposed Organizational Documents and (ii) the first date when the Permitted Class C Owners (as defined in the Proposed Organizational Documents) collectively cease to own at least 33.0% of the number of shares of New Intuitive Machines Class C Common Stock collectively held by them as of immediately following the Closing.

See Section 4.5(c) of the Proposed Certificate of Incorporation.

Exclusive Forum Provision (Advisory Organizational Documents Proposal 5D)	The Cayman Constitutional Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.

The Proposed Organizational Documents adopt (a) Delaware as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

These provisions are inapplicable to claims seeking to enforce any liability or duty created by the Exchange Act; and any other claim for which the U.S. federal courts have exclusive jurisdiction.

See Article XII of the Proposed Certificate of Incorporation

Adoption of Supermajority Vote Requirement to Amend the Proposed Organizational Documents (Advisory Organizational Documents Proposal 5E)

The Cayman Constitutional Documents provide that amendments may be made by a special resolution under Cayman Islands law, being the affirmative vote of holders of a majority of at least two-thirds of the Inflection Point Ordinary Shares represented in person or by proxy and entitled to vote at an extraordinary general meeting and who vote at the extraordinary general meeting.

See Article 18.3 of the Cayman Constitutional Documents.

The Proposed Certificate of Incorporation requires the affirmative vote of at least two-thirds of the voting power of the outstanding shares to amend, alter, repeal or rescind any provision of the Proposed Certificate of Incorporation, other than Articles I (Name), II (Registered Address), and III (Nature of Business), which requires the affirmative vote of a majority of the voting power of the outstanding shares.

See Article IX of the Proposed Certificate of Incorporation.

The Proposed Certificate of Incorporation permits New Intuitive Machines Board to amend, alter, repeal or rescind the Proposed Bylaws without the consent or vote of the stockholders of New Intuitive Machines.

See Article VI of the Proposed Certificate of Incorporation.

	Cayman Constitutional Documents	Proposed Organizational Documents

The Proposed Bylaws adopt provisions permitting holders of outstanding shares of capital stock to adopt, amend or repeal the Proposed Bylaws, provided they receive the affirmative vote of at least two-thirds of the voting power.

See Article X of the Proposed Bylaws.

Removal of Directors (Advisory Organizational Documents Proposal 5F)

The Cayman Constitutional Documents provide that shareholders may remove any director by an ordinary resolution, being the affirmative vote of holders of a simple majority of the Inflection Point Ordinary Shares represented in person or by proxy and entitled to vote at a general meeting and who vote at the general meeting .

See Articles 31.1 of the Cayman Constitutional Documents.

The Proposed Organizational Documents permit the removal of a director only for cause and only by the affirmative vote of the holders of a majority of at least two-thirds of the total voting power of all then-outstanding shares of New Intuitive Machines.

See Section 7.5 of the Proposed Certificate of Incorporation.

Action by Written Consent of Stockholders (Advisory Organizational Documents Proposal 5G)

The Cayman Constitutional Documents permit shareholders to approve matters by unanimous written resolution of all of the shareholders entitled to receive notice of and to attend and vote at general meetings.

See Article 23.3 of the Cayman Constitutional Documents.

The Proposed Organizational Documents provide that for so long as New Intuitive Machines qualifies as a controlled company under applicable Nasdaq rules, any action required or permitted to be taken by the holders of New Intuitive Machines stockholders may be taken without a meeting if signed by the holders having not less than the minimum number of votes necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and voted in compliance with the DGCL. From and after the date that New Intuitive Machines ceases to qualify as a controlled company, the Proposed Organizational Documents require stockholders to take action at an annual or special meeting and prohibit stockholder action by written consent in lieu of a meeting.

See Section 8.1 of the Proposed Certificate of Incorporation.

Reasons for Amendments

Advisory Organizational Documents Proposal 5A — Authorized Shares

The principal purpose of this proposal is to provide for an authorized capital structure of New Intuitive Machines that will enable it to continue as an operating company governed by the DGCL. The Inflection Point Board believes that it is important for Inflection Point to have available for issuance a number of authorized shares of New Intuitive Machines Common Stock and New Intuitive Machines preferred stock sufficient to support growth and to provide flexibility for future corporate needs.

As of the date of this proxy statement/prospectus, there are (a) 32,975,000 Inflection Point Class A Ordinary Shares issued and outstanding, (b) 8,243,750 Inflection Point Class B Ordinary Shares issued and outstanding and (c) no Inflection Point preference shares issued and outstanding. In addition, as of the date of this proxy statement/prospectus, there is an aggregate of (i) 16,487,500 Public Warrants and (ii) 6,845,000 Private Placement Warrants, in each case, issued and outstanding. Subject to the terms and conditions of the Warrant Agreement, the Inflection Point Warrants will be exercisable after giving effect to the Business Combination for one share of New Intuitive Machines Class A Common Stock at an exercise price of $11.50 per share subject to adjustment.

Pursuant to the Business Combination Agreement, New Intuitive Machines will issue or, as applicable, reserve for issuance in respect of an aggregate of 209,480,251 shares of New Intuitive Machines Common Stock to New Intuitive Machines stockholders.

In order to ensure that New Intuitive Machines has sufficient authorized capital for future issuances, the Inflection Point Board has approved, subject to shareholder approval, that the Proposed Organizational Documents of New Intuitive Machines change the authorized capital stock of Inflection Point from (a) 500,000,000 Inflection Point Class A Ordinary Shares, 50,000,000 Inflection Point Class B Ordinary Shares and 5,000,000 Inflection Point Preference Shares to (b)            shares of New Intuitive Machines Common Stock (consisting of (A)            shares of New Intuitive Machines Class A Common Stock, (B)            shares of New Intuitive Machines Class B Common Stock)and (C)            shares of New Intuitive Machines Class C Common Stock and (D)            shares of New Intuitive Machines preferred stock.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of New Intuitive Machines, copies of which are attached to this proxy statement/prospectus as Annex C and Annex D. All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Advisory Organizational Documents Proposal 5B — Multiple Class Common Stock Structure

The voting power of the New Intuitive Machines Class C Common Stock is necessary to give the Intuitive Machines Founders comparable control rights over New Intuitive Machines as they currently have in Intuitive Machines. The Inflection Point Board believes that New Intuitive Machines’ success rests on its ability to undertake a long-term view and the Intuitive Machines Founders’ controlling interest will enhance New Intuitive Machines’ ability to focus on long-term value creation and help insulate New Intuitive Machines from short-term outside influences. The Intuitive Machines Founders’ voting control also provides New Intuitive Machines with flexibility to employ various financing and transaction strategies involving the issuance of equity securities, while maintaining the Intuitive Machines Founders’ control.

Advisory Organizational Documents Proposal 5C — Sunset Provision for New Intuitive Machines Class C Common Stock

Adopting the sunset provision would provide for equal voting rights to stockholders in the event that the Intuitive Machines Founders collectively cease to beneficially own at least 33% of the number of shares of New Intuitive Machines Class C Common Stock collectively held by them as of immediately following the Closing. If such a sunset provision is triggered, we believe that the control rights provided to the Intuitive Machines Founders as a result of the dual class structure would no longer be appropriate and that sound governance principles would provide for a “one share, one vote” structure in which every share of common stock has equal voting rights.

Advisory Organizational Documents Proposal 5D — Exclusive Forum Provision

Adopting Delaware as the exclusive forum for certain stockholder litigation is intended to assist New Intuitive Machines in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise and should promote efficiency and cost-savings in the resolutions of such claims. The Inflection Point Board believes that the Delaware courts are best suited to address disputes involving such matters given that after the Domestication, New Intuitive Machines will be incorporated in Delaware. Delaware law generally applies to such matters and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes, which help provide relatively quick decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides stockholders and New Intuitive Machines with more predictability regarding the outcome of intra-corporate disputes. In the event the Court of Chancery does not have jurisdiction, the other state courts located in Delaware would be the most appropriate forums because these courts have more expertise on matters of Delaware law compared to other jurisdictions. The Inflection Point Board further believes that providing that, unless we consent in writing to an alternative forum, the federal district courts of the United States of America will be the exclusive forum for resolving actions arising under the Securities Act, provides the flexibility to file such suits in any federal district court while providing the benefits of eliminating duplicative litigation and having such cases heard by courts that are well-versed in the applicable law. Notwithstanding the foregoing, the Proposed Certificate of Incorporation will provide that the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

In addition, this amendment would promote judicial fairness and avoid conflicting results, as well as make New Intuitive Machines’ defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery.

Advisory Organizational Documents Proposal 5E — Adoption of Supermajority Vote Requirement to Amend the Proposed Organizational Documents

The Cayman Constitutional Documents provide that amendments may be made by a special resolution under Cayman Islands law, being the affirmative vote of holders of a majority of at least two-thirds of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at a general meeting, vote at a general meeting. The Proposed Certificate of Incorporation requires the affirmative vote of at least two-thirds of the voting power of the outstanding shares to amend, alter, repeal or rescind any provision of the Proposed Certificate of Incorporation, other than Articles I (Name), II (Registered Address), and III (Nature of Business), which requires the affirmative vote of a majority of the voting power of the outstanding shares. The Proposed Certificate of Incorporation permits New Intuitive Machines Board to amend, alter, repeal or rescind the Proposed Bylaws without the consent or vote of the stockholders of New Intuitive Machines.

The Proposed Bylaws adopt provisions permitting holders of outstanding shares of capital stock to adopt, amend or repeal the Proposed Bylaws, provided they receive the affirmative vote of at least two-thirds of the voting power.

The amendments are intended to protect the Proposed Organizational Documents from arbitrary amendment and to prevent a simple majority of stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders.

Advisory Organizational Documents Proposal 5F — Removal of Directors

The Cayman Constitutional Documents provide that Inflection Point shareholders may remove any director by an ordinary resolution, being the affirmative vote of holders of a simple majority of the Inflection Point Ordinary Shares represented in person or by proxy and entitled to vote at a general meeting and who vote at the general meeting. The Proposed Organizational Documents permit the removal of a director only for cause and only by the affirmative vote of the holders of a majority of at least two-thirds of the total voting power of all then-outstanding shares of New Intuitive Machines. The Inflection Point Board believes that such a standard will (a) increase board continuity and the likelihood that experienced board members with familiarity of New Intuitive Machines’ business operations would serve on the board at any given time and (ii) make it more difficult for a potential acquirer or other person, group or entity to gain control of the New Intuitive Machines Board.

Advisory Organizational Documents Proposal 5G — Action by Written Consent of Stockholders

Under the Proposed Organizational Documents, New Intuitive Machines’ stockholders will have the ability to propose items of business (subject to the restrictions set forth therein) at duly convened stockholder meetings. The Proposed Organizational Documents provide that for so long as New Intuitive Machines qualifies as a controlled company under applicable Nasdaq rules, any action required or permitted to be taken by the holders of New Intuitive Machines stockholders may be taken without a meeting if signed by the holders having not less than the minimum number of votes necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and voted in compliance with the DGCL. From and after the date that New Intuitive Machines ceases to qualify as a controlled company, the Proposed Organizational Documents require stockholders to take action at an annual or special meeting and prohibit stockholder action by written consent in lieu of a meeting.

The Inflection Point Board believes that eliminating the right of stockholders to act by written consent after New Intuitive Machines ceases to qualify as a controlled company is appropriate to limit the circumstances under which stockholders can act on their own initiative to alter or amend the Proposed Organizational Documents outside of a duly called special or annual meeting of the stockholders of New Intuitive Machines.

In addition, the elimination of the stockholders’ ability to act by written consent after New Intuitive Machines ceases to qualify as a controlled company may have certain anti-takeover effects by forcing a potential acquirer to take control of the New Intuitive Machines Board only at duly called special or annual meetings. Inclusion of these provisions in the Proposed Organizational Documents might also increase the likelihood that a potential acquirer would negotiate the terms of any proposed transaction with New Intuitive Machines Board and thereby help protect stockholders from the use of abusive and coercive takeover tactics.

Resolutions to be Voted Upon

The full text of the resolution to be considered and if thought advisable, passed and approved is as follows:

“RESOLVED, as a special resolution, on an advisory non-binding basis, that each of the material differences between the Cayman Constitutional Documents and the Proposed Organizational Documents as described in Proposals 5A-5G, be approved.”

Vote Required for Approval

The approval of the Advisory Organizational Documents Proposals requires a special resolution under Cayman Islands law, being the affirmative vote of holders of a majority of at least two-thirds of the Inflection Point Ordinary Shares who, being in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

As discussed above, the Advisory Organizational Documents Proposals are advisory votes and therefore are not binding on Inflection Point, the Inflection Point Board, Intuitive Machines or the New Intuitive Machines Board. Furthermore, the Business Combination is not conditioned on the Advisory Organizational Documents Proposals. Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, Inflection Point intends that the Proposed Organizational Documents will take effect from the registration of Inflection Point in the State of Delaware as a corporation under the laws of the State of Delaware, assuming approval of the Business Combination Proposal, Organizational Document Proposal and the other Condition Precedent Proposal.

The Sponsor has agreed to vote all the Founder Shares and any Public Shares it may hold in favor of the Advisory Organizational Documents Proposal.

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD UNANIMOUSLY RECOMMENDS THAT INFLECTION POINT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSALS.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and Inflection Point’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for a further discussion of these considerations.

THE INCENTIVE PLAN PROPOSAL

Overview

Inflection Point is asking its shareholders to approve the New Intuitive Machines 2023 Long Term Omnibus Incentive Plan (the “New Intuitive Machines Incentive Plan”) and the material terms thereunder. The Inflection Point board of directors adopted the New Intuitive Machines Incentive Plan, prior to the extraordinary general meeting, subject to shareholder approval at the extraordinary general meeting.

The New Intuitive Machines Incentive Plan is described in more detail below. A copy of the New Intuitive Machines Incentive Plan is attached to this proxy statement/prospectus as Annex F.

Purpose of the New Intuitive Machines Incentive Plan

The purpose of the New Intuitive Machines Incentive Plan is to assist New Intuitive Machines in attracting and retaining key personnel and to providing a means whereby New Intuitive Machines’ employees, officers, directors, consultants and advisors (and certain prospective directors, officers, employees, consultants and advisors), can acquire and maintain an equity interest in New Intuitive Machines or be paid incentive compensation. We believe that the awards to be issued under the New Intuitive Machines Incentive Plan will strengthen recipients’ commitment to the welfare of New Intuitive Machines and align their interests with those of stockholders.

Reasons for the Approval of the Incentive Plan Proposal

Stockholder approval of the New Intuitive Machines Incentive Plan is necessary in order to (i) meet the stockholder approval requirements of the Nasdaq Stock Market and (ii) grant incentive stock options (“ISOs”) thereunder. Specifically, approval of the New Intuitive Machines Incentive Plan will constitute approval of the material terms of the New Intuitive Machines Incentive Plan pursuant to the stockholder approval requirements of Section 422 of the Code relating to ISOs.

The New Intuitive Machines Incentive Plan will become effective, if at all, upon the Closing of the Business Combination, subject to consummation of the Business Combination and subject to shareholder approval.

Material Terms of the New Intuitive Machines Incentive Plan

The material terms of the New Intuitive Machines Incentive Plan are summarized below, which is qualified in its entirety by reference to the full text of the New Intuitive Machines Incentive Plan, which is attached as Annex F to this proxy statement.

Administration.    A compensation committee of at least two people appointed by the New Intuitive Machines Board (or, if no such committee has been appointed, the New Intuitive Machines Board) (the “Committee”) will administer the New Intuitive Machines Incentive Plan. To the extent required to comply with the provisions of Rule 16b-3 promulgated under the Exchange Act (if the New Intuitive Machines Board is not acting as the Committee under the New Intuitive Machines Incentive Plan), it is intended that each member of the Committee will, at the time it takes any action with respect to an award under the New Intuitive Machines Incentive Plan, be an “eligible director” within the meaning of Rule 16b-3 of the Exchange Act. The Committee will generally have the authority to designate participants, determine the type or types of awards to be granted, the number of shares of New Intuitive Machines Class A Common Stock to be covered by or payments to be made in connection with awards, determine the terms and conditions of any agreements evidencing any awards granted under the New Intuitive Machines Incentive Plan, modify any performance criteria and/or periods, accelerate the vesting or exercisability of, payment for or lapse of restrictions on, awards and to establish, amend, suspend or waive any rules and regulation deemed appropriate for proper administration of the New Intuitive Machines Incentive Plan. The Committee will have full discretion to administer and interpret the New Intuitive Machines Incentive Plan and to make any other determinations and/or take any other action that it deems necessary or desirable for the administration of the New Intuitive Machines Incentive Plan, in each case, to the extent consistent with the terms of the New Intuitive Machines Incentive Plan, and any such determinations, designations, interpretations or decisions of the Committee shall be final, conclusive and binding upon all persons and entities. The Committee may delegate to one or more officers of New Intuitive Machines or any affiliate the authority to act on behalf of the Committee with respect to any matter, right, obligation or election that is the responsibility of or that is allocated to the Committee in the New Intuitive Machines Incentive Plan and that may be so delegated as a matter of law, except for grants of awards to persons subject to Section 16 of the Exchange Act. Notwithstanding any other provision of the New Intuitive Machines Incentive Plan to the

contrary, awards granted to non-employee directors shall be administered by the full New Intuitive Machines Board, and any authority reserved under the New Intuitive Machines Incentive Plan for the Committee with regard to awards granted to non-employee directors shall be exercised by the full New Intuitive Machines Board.

Eligibility.    Certain current employees, directors, advisors or consultants, or prospective employees, directors, or consultants who have accepted offers of employment or consultancy, of New Intuitive Machines or its affiliates, including Intuitive Machines OpCo, are eligible to participate in the New Intuitive Machines Incentive Plan. Following the consummation of the Business Combination, it is expected that approximately 163 employees, zero consultants and advisors and seven of New Intuitive Machines’ non-executive officer directors will be eligible to participate in the New Intuitive Machines Incentive Plan.

Number of Shares Authorized.    The initial aggregate number of shares of New Intuitive Machines Class A Common Stock that will be available for issuance under the New Intuitive Machines Incentive Plan will be equal to           % of the fully-diluted shares as of the Closing. For purposes of the New Intuitive Machines Incentive Plan, the calculation of fully-diluted shares will include           . Assuming a “no redemptions” scenario, the estimated number of fully-diluted shares as of the Closing will be           ; therefore, the maximum potential initial share limit for the New Intuitive Machines Incentive Plan as of the Closing will be           . The maximum number of shares that may be issued pursuant to the exercise of incentive stock options (“ISOs”) granted under the New Intuitive Machines Incentive Plan, will be           . The maximum aggregate value on the date of grant for awards (in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) granted to any non-employee director pursuant to the New Intuitive Machines Incentive Plan, when taken together with any cash fees paid to such non-employee director in respect of his service as a non-employee director, during any fiscal year may not exceed a total value of $750,000, provided that the non-employee directors who are considered independent (under the rules of Nasdaq or other securities exchange on which the shares of New Intuitive Machines Class A Common Stock are traded) may make exceptions to this limit for a non-executive chair of the New Intuitive Machines Board, if any, in which case the non-employee director receiving such additional compensation may not participate in the decision to award such compensation. In the event that any option or other award granted is exercised through the tendering of New Intuitive Machines Class A Common Stock (either actually or by attestation) or by the withholding of New Intuitive Machines Class A Common Stock by New Intuitive Machines, or tax or deduction liabilities arising from such option or other award are satisfied by the tendering of New Intuitive Machines Class A Common Stock (either actually or by attestation) or by the withholding of New Intuitive Machines Class A Common Stock by New Intuitive Machines, then in each such case the New Intuitive Machines Class A Common Stock so tendered or withheld shall be added to the New Intuitive Machines Class A Common Stock available for grant under the New Intuitive Machines Incentive Plan on a one-for-one basis. Shares of New Intuitive Machines Class A Common Stock underlying awards under the New Intuitive Machines Incentive Plan that are forfeited, canceled, expire unexercised, or are settled in cash will be available again for issuance as new awards under the New Intuitive Machines Incentive Plan but will count against the maximum number of shares that may be issued upon the exercise of ISOs. The Committee may, in its sole discretion, grant awards in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by New Intuitive Machines or with which New Intuitive Machines combines (“Substitute Awards”). The number of New Intuitive Machines Class A Common Stock underlying any Substitute Awards shall not be counted against the aggregate number of New Intuitive Machines Class A Common Stock available for awards under the New Intuitive Machines Incentive Plan.

The New Intuitive Machines Incentive Plan will have a term of not more than 10 years from the date it is approved by shareholders, and no further awards may be granted under the New Intuitive Machines Incentive Plan after that date, provided, however, in the case of an ISO, no ISO shall be granted on or after 10 years from the earlier of (i) the date the New Intuitive Machines Incentive Plan is adopted by Inflection Point Board and (ii) date Inflection Point shareholders approve the New Intuitive Machines Incentive Plan.

Awards Available for Grant.    The Committee may grant awards of nonqualified stock options, ISOs, stock appreciation rights (“SARs”), restricted stock, restricted stock units, other stock-based awards, other cash-based awards, and dividend equivalents or any combination of the foregoing.

Options.    The Committee will be authorized to grant options to purchase shares of New Intuitive Machines Class A Common Stock that are either “qualified,” meaning they are intended to (and do) satisfy the requirements of Section 422 of the Code for ISOs, or “nonqualified,” meaning they are not intended to, or do not, satisfy the requirements of Section 422 of the Code. Options granted under the New Intuitive Machines Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Committee, not inconsistent with the New Intuitive Machines Incentive Plan, and specified in the applicable award agreement. In general, the exercise price per share of New Intuitive Machines Class A Common Stock for each option granted under the New Intuitive Machines Incentive Plan will not be less than the fair market value of such share at the time of grant or, for purposes of ISOs, if granted to an employee who owns or is deemed to own more than 10% of the combined voting power of all of New Intuitive Machines’ classes of stock, or of related corporation (a “10% Stockholder”), less than 110% of the fair market value of such share at the time of grant. The maximum term of an option granted under the New Intuitive Machines Incentive Plan will be 10 years from the date of grant (or five years in the case of ISOs granted to a 10% Stockholder). However, if the option would expire at a time when the exercise of the option by means of a cashless exercise or net exercise method (to the extent such method is otherwise then permitted by the Committee for purposes of payment of the exercise price and/or applicable withholding taxes) would violate applicable securities laws or any securities trading policy adopted by New Intuitive Machines, the expiration date applicable to the option will be automatically extended to a date that is 30 calendar days following the date such cashless exercise or net exercise would no longer violate applicable securities laws or applicable securities trading policy (so long as such extension does not violate Section 409A of the Code), but not later than the expiration of the original exercise period. Payment in respect of the exercise of an option may be made in cash, by check or other cash equivalent, by surrender of unrestricted shares (at their fair market value on the date of exercise) that have been held by the participant for any period deemed necessary by New Intuitive Machines’ accountants to avoid an additional compensation charge or have been purchased on the open market, or the Committee may, in its discretion and to the extent permitted by law, allow such payment to be made through a broker-assisted cashless exercise mechanism, a net exercise method, the surrender of other property having a fair market value on the date of exercise equal to the exercise price or by such other method as the Committee may determine to be appropriate and in accordance with applicable law.

Stock Appreciation Rights.    The Committee will be authorized to award SARs under the New Intuitive Machines Incentive Plan. SARs will be subject to the terms and conditions established by the Committee, not inconsistent with the New Intuitive Machines Incentive Plan, and reflected in the award agreement. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares of New Intuitive Machines Class A Common Stock or any combination of cash and shares of New Intuitive Machines Class A Common Stock, the appreciation, if any, in the value of a share of New Intuitive Machines Class A Common Stock over a certain period of time. An option granted under the New Intuitive Machines Incentive Plan may include tandem SARs, and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option will be subject to the same exercise and vesting schedule, as well as expiration provisions, as the option corresponding to such SARs. The strike price of SARs cannot be less than 100% of the fair market value of a share of New Intuitive Machines Class A Common Stock at the time of grant.

Restricted Stock.    The Committee will be authorized to award restricted stock under the New Intuitive Machines Incentive Plan. Each award of restricted stock will be subject to the terms and conditions established by the Committee, including any dividend or voting rights. Restricted stock awards are shares of New Intuitive Machines Class A Common Stock, subject to certain specified performance or time-based restrictions, that generally are non-transferable and subject to other restrictions determined by the Committee for a specified restricted period. Unless the Committee determines otherwise or specifies otherwise in an award agreement, if the participant terminates employment or services during the restricted period, then any unvested restricted stock will be forfeited. Dividends, if any, that may have been withheld by the Committee will be distributed to the participant in cash or, at the sole discretion of the Committee, in shares of New Intuitive Machines Class A Common Stock having a fair market value equal to the amount of such dividends, upon the release of any applicable restrictions, and if the applicable share is forfeited, the participant will have no right to such dividends (except as otherwise provided in the applicable award agreement).

Restricted Stock Unit Awards.    The Committee will be authorized to award restricted stock unit awards under the New Intuitive Machines Incentive Plan. The Committee will determine the terms of such restricted stock unit awards. Restricted stock units are an unfunded and unsecured promise to deliver New Intuitive Machines Class A Common Stock, cash, other securities or other property, subject to certain performance or time-based restrictions for a specified restricted period. Unless the Committee determines otherwise or specifies otherwise in an award agreement, if the participant terminates employment or services during the period of time over which all or a portion of the units are to vest, then any unvested units will be forfeited.

Other Stock-Based Awards.    The Committee may grant to participants other stock-based or equity related awards under the New Intuitive Machines Incentive Plan, which are valued in whole or in part by reference to, or otherwise based on, shares of New Intuitive Machines Class A Common Stock. The form of any other stock-based awards will be determined by the Committee and may include a grant or offer for sale of unrestricted shares of New Intuitive Machines Class A Common Stock, or payment in cash or otherwise of amounts based on the value of New Intuitive Machines Class A Common Stock. The number of shares of New Intuitive Machines Class A Common Stock related to other stock-based awards and the terms and conditions, including performance goals or vesting conditions, of such other stock-based awards will be determined by the Committee. The Committee will determine the effect of a termination of employment or service on a participant’s other stock-based awards.

Other Cash-Based Awards.    The Committee may grant to participants a cash award that is not otherwise described by the terms of the New Intuitive Machines Incentive Plan, including cash awarded as a bonus or upon the attainment of performance goals or otherwise as permitted under the New Intuitive Machines Incentive Plan. The form, terms, and conditions, including vesting conditions, of any other cash-based awards will be established by the Committee, and any other cash-based awards will be paid to participants in cash. The Committee will determine the effect of a termination of employment or service on a participant’s other cash-based awards.

Dividend Equivalents.    The Committee may provide for the payment of dividend equivalents with respect to shares of New Intuitive Machines Class A Common Stock subject to any award, such as restricted stock units, but not on awards of stock options or SARs. Dividend equivalents may be credited as of the dividend payment dates, during the period between the grant date and the date the award becomes payable or terminates or expires, as determined by the Committee. However, unless the Committee specifies otherwise in an award agreement, dividend equivalents will not be payable unless and until the underlying award becomes payable and will be subject to forfeiture to the same extent as the underlying award. Dividend equivalents may be paid in cash, shares of New Intuitive Machines Class A Common Stock, or converted to full-value awards, calculated and subject to such limitations and restrictions as the Committee may determine.

Transferability.    Each award may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s legal guardian or representative and may not be otherwise assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution. The Committee, however, may permit awards (other than ISOs) to be transferred to family members, a trust for the benefit of such family members, a partnership or limited liability company whose partners or stockholders are the participant and his or her family members or anyone else approved by the Committee or New Intuitive Machines Board or as provided in the applicable award agreement.

Amendment and Termination.    In general, the New Intuitive Machines Board may amend, alter, suspend, discontinue, or terminate the New Intuitive Machines Incentive Plan or any portion thereof at any time. However, stockholder approval may be obtained for any amendment to the extent necessary to comply with applicable laws. No amendment, alteration, suspension, discontinuance or termination may materially and adversely affect the rights of any participant or any holder or beneficiary of any award without the consent of such participant, holder or beneficiary.

Corporate Transactions.    If there is any change in New Intuitive Machines’ corporate capitalization, including in the event of a “Change in Control” (as defined in the New Intuitive Machines Incentive Plan), the Committee as it determines in its sole discretion to be necessary or appropriate, in a manner subject to applicable law and that the Committee may deem equitable, may adjust the number of shares of New Intuitive Machines Class A Common Stock or other securities of New Intuitive Machines (or number and kind of other securities or other property) subject to an award or reserved for issuance under the New Intuitive Machines Incentive Plan, the exercise or strike price of an award, or any applicable performance measure, and may provide for the substitution or assumption of outstanding awards in a manner that substantially preserves the terms of such awards, the acceleration of the exercisability, vesting of or lapse of restrictions applicable to outstanding awards and the cancellation of outstanding awards in exchange for the consideration received by stockholders of New Intuitive Machines in connection with such Change in Control transaction.

Repricings.    The Committee may, without approval of the stockholders, reduce the exercise price of any stock option or SAR, or cancel any stock option or SAR in exchange for cash, other awards or stock options or SARs with an exercise price per share that is less than the exercise price per share of the original stock options or SARs.

Material U.S. Federal Income Tax Consequences

The following is a general summary under current law of the principal U.S. federal income tax consequences related to awards under the New Intuitive Machines Incentive Plan applicable to U.S. participants. This summary deals with the general federal income tax principles that apply (based upon provisions of the Code and the applicable Treasury Regulations issued thereunder, as well as judicial and administrative interpretations under the Code and Treasury Regulations, all as in effect as of the date of this proxy statement/prospectus, and all of which are subject to change (possibly on a retroactive basis) or different interpretation) and is provided only for general information. Other kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

Non-Qualified Stock Options.    If a participant is granted a non-qualified stock option under the New Intuitive Machines Incentive Plan, the participant should not have taxable income on the grant of the option. Generally, the participant should recognize ordinary income at the time of exercise in an amount equal to the fair market value of the shares acquired on the date of exercise, less the exercise price paid for the shares. The participant’s basis in the New Intuitive Machines Class A Common Stock for purposes of determining gain or loss on a subsequent sale or disposition of such shares generally will be the fair market value of the New Intuitive Machines Class A Common Stock on the date the participant exercises such option. New Intuitive Machines or its subsidiaries or affiliates generally should be entitled to a federal income tax deduction, subject to applicable limitations, at the same time and for the same amount as the participant recognizes as ordinary income. Any subsequent gain or loss generally will be taxable as long-term or short-term capital gain or loss for which New Intuitive Machines or its subsidiaries or affiliates generally should not be entitled to a deduction.

Incentive Stock Options.    A participant receiving ISOs should not recognize taxable income upon grant. Additionally, if applicable holding period requirements are met, the participant should not recognize taxable income at the time of exercise. However, the excess of the fair market value of the shares of the New Intuitive Machines Class A Common Stock received over the option exercise price is an item of tax preference income potentially subject to the alternative minimum tax. The federal alternative minimum tax may produce significant tax repercussions depending upon the participant’s particular tax status.

If stock acquired upon exercise of an ISO is held for a minimum of two years from the date of grant and one year from the date of exercise and otherwise satisfies the ISO requirements, the gain or loss (in an amount equal to the difference between the fair market value on the date of disposition and the exercise price) upon disposition of the stock will be treated as a long-term capital gain or loss, and New Intuitive Machines (or its subsidiaries or affiliates) will not be entitled to any corresponding deduction. If the holding period requirements are not met, the ISO will be treated as a nonqualified stock option, and the participant will recognize ordinary income at the time of the disposition equal to the excess of the amount realized over the exercise price, but not more than the excess of the fair market value of the shares on the date the ISO is exercised over the exercise price, with any remaining gain or loss being treated as capital gain or capital loss. In addition, to the extent that the fair market value (determined as of the date of grant) of the shares with respect to which a participant’s ISOs are exercisable for the first time during any year exceeds $100,000, the ISOs for the shares over $100,000 will be treated as nonqualified stock options, and not ISOs, for federal tax purposes, and the participant will recognize income as if the ISOs were actually nonqualified stock options. New Intuitive Machines and its subsidiaries and affiliates are not entitled to a tax deduction upon either the exercise of an ISO or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the participant recognizes ordinary income on disposition of the shares.

Stock Appreciation Rights.    Generally, a participant will recognize ordinary income upon the receipt of payment pursuant to SARs in an amount equal to the aggregate amount of cash and the fair market value of any New Intuitive Machines Class A Common Stock received. Subject to applicable limitations, New Intuitive Machines or its subsidiaries or affiliates generally will be entitled to a corresponding tax deduction equal to the amount includible in the participant’s income.

Restricted Stock.    A participant should not have taxable income on the grant of unvested restricted stock, nor will New Intuitive Machines or its subsidiaries or affiliates then be entitled to any deduction, unless the participant makes a valid election under Section 83(b) of the Code (discussed below). However, when restrictions on shares of restricted stock lapse, such that the shares are no longer subject to a substantial risk of forfeiture, the participant generally will recognize ordinary income, and New Intuitive Machines or its subsidiaries or affiliates generally will be entitled to a corresponding deduction, subject to applicable limitations, in an amount equal to the difference between the fair market value of the shares at the date such restrictions lapse and the purchase price, if any, paid for the restricted stock.

If the participant makes a valid election under Section 83(b) of the Code with respect to restricted stock, the participant generally will recognize ordinary income at the date of issuance of the restricted stock in an amount equal to the difference, if any, between the fair market value of the shares on that date and the purchase price, if any, paid for the restricted stock, and New Intuitive Machines or its subsidiaries or affiliates generally will be entitled to a deduction for the same amount, subject to applicable limitations.

Restricted Stock Units.    A participant generally will not recognize taxable income at the time of the grant of restricted stock units, and neither New Intuitive Machines nor its subsidiaries or affiliates will be entitled to a deduction at that time. When a restricted stock unit is paid, whether in cash or New Intuitive Machines Class A Common Stock, the participant will have ordinary income equal to the fair market value of the shares delivered or the cash paid, and New Intuitive Machines or its subsidiaries or affiliates generally will be entitled to a corresponding deduction, subject to applicable limitations.

Other Stock-Based Awards; Other Cash-Based Awards; Dividend Equivalents.    Generally, the granting of other stock-based awards, other cash-based awards, or dividend equivalent rights should not result in the recognition of taxable income by the recipient or a tax deduction by New Intuitive Machines or its subsidiaries or affiliates. The payment or settlement of other stock-based awards, other cash-based awards, or dividend equivalent rights generally should result in immediate recognition of taxable ordinary income by the recipient, equal to the amount of any cash paid or the then-current fair market value of any New Intuitive Machines Class A Common Stock received, and a corresponding tax deduction, subject to applicable limitations. If the shares covered by the award are not transferable and subject to a substantial risk of forfeiture, the tax consequences generally will be similar to the tax consequences of restricted stock awards, as described above. If any other stock-based award consists of unrestricted shares, the recipient of those shares generally will immediately recognize as taxable ordinary income the fair market value of those shares on the date of the award, and New Intuitive Machines generally will be entitled to a corresponding tax deduction, subject to applicable limitations.

Section 409A of the Code.    Certain types of awards under the New Intuitive Machines Incentive Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest penalties and additional state taxes). To the extent applicable, the New Intuitive Machines Incentive Plan and awards granted under the New Intuitive Machines Incentive Plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from Section 409A of the Code and the Treasury Regulations and other authoritative guidance that may be issued under Section 409A of the Code. To the extent determined necessary and appropriate by the Committee, the New Intuitive Machines Incentive Plan and applicable award agreements may be amended to further comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code.

Interest of Directors and Executive Officers

All members of the New Intuitive Machines Board and all of New Intuitive Machines executive officers will eligible for awards under the New Intuitive Machines Incentive Plan and, thus, have a personal interest in the approval of the New Intuitive Machines Incentive Plan. Nevertheless, the Inflection Point Board believes that it is important to provide incentives and rewards for superior performance and the retention of executive officers and experienced directors by adopting the New Intuitive Machines Incentive Plan.

New Plan Benefits

Grants of awards under the New Intuitive Machines Incentive Plan are subject to the discretion of the Committee and are not currently determinable. The value of the awards granted under the New Intuitive Machines Incentive Plan will depend on a number of factors, including the fair market value of New Intuitive Machines Class A Common Stock on future dates, the exercise decisions made by the participants and the extent to which any applicable performance goals necessary for vesting or payment are achieved.

Vote Required

The approval of the Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal. If the Business Combination is not approved, the Incentive Plan Proposal will not be presented at the extraordinary general meeting. The Incentive Plan Proposal will only become effective if the Business Combination is completed.

The Closing is conditioned on the approval of the Incentive Plan Proposal. It is important for you to note that in the event that the Incentive Plan Proposal does not receive the requisite vote for approval, we may not consummate the Business Combination.

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD RECOMMENDS THAT INFLECTION POINT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

THE DIRECTOR ELECTION PROPOSAL

Election of Directors

Pursuant to the Business Combination, Inflection Point has agreed to take all necessary action, including causing the members of the Inflection Point Board to resign, so that effective at the Closing, the entire New Intuitive Machines Board will consist of            individuals. The directors will be classified into three classes, with each director holding office for a three-year term or until the next annual meeting of stockholders at which such director’s class is up for election and where his or her successor is elected and qualified.

Inflection Point is proposing the approval by ordinary resolution of the election of the following            individuals, who will take office immediately following the Closing and who will constitute all the members of the New Intuitive Machines Board: (i)            ,             and            as Class I directors, (ii)            and            as Class II directors, and (iii)            and            as Class III directors.

If elected, the Class I directors will serve until the first annual meeting of stockholders of New Intuitive Machines to be held following the date of Closing; the Class II directors will serve until the second annual meeting of stockholders of New Intuitive Machines following the date of Closing; and the Class III directors will serve until the third annual meeting of stockholders of New Intuitive Machines to be held following the date of Closing. In addition, it is anticipated that Kamal Ghaffarian will be designated as Chairman of the New Intuitive Machines Board. Each of            ,            and            are expected to qualify as an independent director under Nasdaq listing standards.

There are no family relationships among any of New Intuitive Machines’ directors and executive officers.

Subject to other provisions in the Proposed Certificate of Incorporation, the number of directors that constitutes the entire New Intuitive Machines Board will be fixed solely by resolution of the New Intuitive Machines Board, but will not exceed            . Each director of the New Intuitive Machines Board will hold office until the expiration of the term for which he or she is elected and until his or her successor has been duly elected and qualified or until his or her earlier resignation, death, disqualification or removal.

Under the Proposed Certificate of Incorporation, and subject to the rights of holders of New Intuitive Machines preferred stock with respect to the election of directors, the directors of New Intuitive Machines will be divided into three classes as nearly equal in size as is practicable, hereby designated Class I, Class II and Class III. The New Intuitive Machines Board may assign members of the New Intuitive Machines Board already in office to such classes at the time such classification becomes effective. The term of office of the initial Class I directors of New Intuitive Machines will expire at the first regularly-scheduled annual meeting of its stockholders, the term of office of the initial Class II directors of New Intuitive Machines will expire at the second annual meeting of its stockholders, and the term of office of the initial Class III directors of New Intuitive Machines will expire at the third annual meeting of its stockholders. At each annual meeting of stockholders, commencing with the first regularly-scheduled annual meeting of stockholders, each of the successors elected to replace the directors of a class of director whose term will have expired at such annual meeting will be elected to hold office until the third annual meeting next succeeding his or her election and until his or her respective successor will have been duly elected and qualified.

If the number of directors is hereafter changed, any increase or decrease in directorships will be so apportioned among the classes by the New Intuitive Machines Board as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the New Intuitive Machines Board will shorten the term of any incumbent director.

Subject to the rights of holders of any series of New Intuitive Machines Preferred Stock with respect to the election of directors for so long as the New Intuitive Machines Board is classified, any director may be removed from office by the stockholders of the New Intuitive Machines Board only for cause. Vacancies occurring on the New Intuitive Machines Board for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of the New Intuitive Machines Board, although less than a quorum, or by a sole remaining director, and not by stockholders of New Intuitive Machines. A person so elected by the New Intuitive Machines Board to fill a vacancy or newly created directorship will hold office until the next election of the class for which such director will have been chosen and until his or her successor will be duly elected and qualified.

The Director Election Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Proposals is not approved, the Director Election Proposal will have no effect, even if approved by holders of Inflection Point Ordinary Shares.

The Inflection Point Board knows of no reason why any of the nominees will be unavailable or decline to serve as a director. The information presented below is as of the date of this proxy statement/prospectus and is based in part on information furnished by the nominees and in part from Inflection Point’s and Intuitive Machines’ records.

Information about Officers, Directors and Nominees

At the Closing of the Business Combination, in accordance with the terms of the Business Combination Agreement and assuming the election of the nominees set forth in this section, the members of the New Intuitive Machines Board and officers of New Intuitive Machines will be as follows:

Name	Position
Stephen Altemus	Chief Executive Officer and Director
Kamal Ghaffarian	Chairman
Erik Sallee	Chief Financial Officer
Timothy Crain	Chief Technology Officer

Information regarding each nominee is set forth in the section of this proxy statement/prospectus entitled “Management of New Intuitive Machines Following the Business Combination.”

There is no arrangement or understanding between the persons described above and any other person pursuant to which the person was selected to his or her office or position.

For more information about the anticipated members of the New Intuitive Machines Board and officers of New Intuitive Machines following the Closing, see the sections of this proxy statement/prospectus entitled “Management of New Intuitive Machines Following the Business Combination — Officers, Directors and Key Employees”; and for more information about the compensation of the members of the Inflection Point Board and executive officers of Inflection Point prior to the Closing, see the section of this proxy statement/prospectus entitled “Directors, Officers, Executive Compensation and Corporate Governance of Inflection Point prior to the Business Combination”.

Vote Required for Approval

The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal. If the Business Combination is not approved, the Director Election Proposal will not be presented at the extraordinary general meeting. The Director Election Proposal will only become effective if the Business Combination is completed.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the persons named below be elected to serve on the New Intuitive Machines Board upon the Closing of the Business Combination:

Stephen Altemus

Kamal Ghaffarian”

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” ELECTION OF EACH OF THE DIRECTOR NOMINEES TO THE NEW INTUITIVE MACHINES BOARD.

The existence of financial and personal interests of Inflection Point’s directors may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and Inflection Point’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for a further discussion of these considerations.

THE ADJOURNMENT PROPOSAL

The Adjournment Proposal allows the Inflection Point Board to submit a proposal to approve, by ordinary resolution, the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the Condition Precedent Proposals. The purpose of the Adjournment Proposal is to permit further solicitation of proxies and votes and to provide additional time for the Sponsor, Inflection Point and their members and shareholders, respectively, to make purchases of Inflection Point Ordinary Shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the proposals to be put to the extraordinary general meeting, or otherwise increase the likelihood of closing the Business Combination. See “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination”.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented to the extraordinary general meeting and is not approved by the shareholders, the Inflection Point Board may not be able to adjourn the extraordinary general meeting to a later date (i) in the event that, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the Condition Precedent Proposals, in which event, the Business Combination would not be completed, and (ii) in the event that adjourning the extraordinary general meeting to a later date would allow for additional time for arrangements that would increase the likelihood of closing the Business Combination, in which event the likelihood of the Business Combination closing would be decreased.

Vote Required for Approval

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal.

The Adjournment Proposal is not conditioned upon any other proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting, or otherwise to increase the likelihood of consummating the Business Combination, be approved.”

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of Inflection Point’s directors may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and Inflection Point’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for a further discussion of these considerations.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax considerations (a) for U.S. Holders and Non-U.S. Holders (each as defined below, and together, “Holders”) of Inflection Point Class A Ordinary Shares and Public Warrants (each, an “Inflection Point Security”) of the Domestication, (b) for Holders of Inflection Point Class A Ordinary Shares that exercise their redemption rights in connection with the Business Combination, and (c) for Holders of the ownership and disposition of New Intuitive Machines Class A Common Stock and New Intuitive Machines Warrants (each, a “New Intuitive Machines Security”). With respect to the ownership and disposition of New Intuitive Machines Securities, this discussion is limited to (x) New Intuitive Machines Securities received in connection with the Domestication and (y) New Intuitive Machines Class A Common Stock received upon the exercise of the New Intuitive Machines Warrants. This section applies only to Holders that hold their Inflection Point Securities and New Intuitive Machines Securities as “capital assets” for U.S. federal income tax purposes (generally, property held for investment).

This discussion does not address the U.S. federal income tax consequences (i) to the Sponsor or its affiliates or any other sponsor, officers or directors of Inflection Point, or (ii) to any person holding Founder Shares, Private Placement Warrants, Series A Preferred Stock or Preferred Investor Warrants. This discussion is limited to U.S. federal income tax considerations and does not address any estate, gift or other U.S. federal non-income tax considerations or considerations arising under the tax laws of any U.S. state, or local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to any particular investor in light of their particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply to investors subject to special rules under U.S. federal income tax law, such as:

•        banks, financial institutions or financial services entities;

•        broker-dealers;

•        taxpayers that are subject to the mark-to-market accounting rules with respect to the Inflection Point Securities or New Intuitive Machines Securities;

•        tax-exempt entities;

•        governments or agencies or instrumentalities thereof;

•        insurance companies;

•        regulated investment companies or real estate investment trusts;

•        partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) or pass-through entities (including S Corporations), or persons that will hold the Inflection Point Securities or New Intuitive Machines Securities through such partnerships or pass-through entities;

•        U.S. expatriates or former long-term residents of the United States;

•        except as specifically provided below, persons that actually or constructively own five percent or more (by vote or value) of Inflection Point’s shares or New Intuitive Machines’ stock;

•        persons that acquired their Inflection Point Securities or New Intuitive Machines Securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•        persons that hold their Inflection Point Securities or New Intuitive Machines Securities as part of a straddle, constructive sale, hedge, wash sale, conversion or other integrated or similar transaction;

•        U.S. Holders (as defined below) whose functional currency is not the U.S. dollar; or

•        “specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” or corporations that accumulate earnings to avoid U.S. federal income tax.

If a partnership (or any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Inflection Point Securities or New Intuitive Machines Securities, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding any Inflection Point Securities or New Intuitive Machines Securities and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences to them of the Domestication, the exercise of redemption rights with respect to Inflection Point Class A Ordinary Shares and the ownership and disposition of New Intuitive Machines Securities.

This discussion is based on the Code, Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. Inflection Point has not sought, and does not intend to seek, any rulings from the IRS as to any U.S. federal income tax considerations described herein. Accordingly, there can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE DOMESTICATION, THE EXERCISE OF REDEMPTION RIGHTS WITH RESPECT TO INFLECTION POINT CLASS A ORDINARY SHARES AND THE OWNERSHIP AND DISPOSITION OF NEW INTUITIVE MACHINES SECURITIES. EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE DOMESTICATION, THE EXERCISE OF REDEMPTION RIGHTS WITH RESPECT TO INFLECTION POINT CLASS A ORDINARY SHARES AND THE OWNERSHIP AND DISPOSITION OF NEW INTUITIVE MACHINES SECURITIES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

For purposes of this discussion, because the components of an Inflection Point Unit are generally separable at the option of the holder, the holder of an Inflection Point Unit generally should be treated, for U.S. federal income tax purposes, as the owner of the underlying Inflection Point Class A Ordinary Share and Inflection Point Warrant components of the Inflection Point Unit, and the discussion below with respect to actual Holders of Inflection Point Class A Ordinary Shares and Inflection Point Warrants also should apply to holders of Inflection Point Units (as the deemed owners of the underlying Inflection Point Class A Ordinary Shares and Inflection Point Warrants that constitute the Inflection Point Units). Accordingly, the separation of an Inflection Point Unit into one Inflection Point Class A Ordinary Share and the one-half of one Inflection Point Warrant underlying the Inflection Point Unit generally should not be a taxable event for U.S. federal income tax purposes. This position is not free from doubt, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position. Holders of Inflection Point Securities are urged to consult their tax advisors concerning the U.S. federal, state, local and any non-U.S. tax consequences of the transactions contemplated by the Domestication and the Business Combination (including the exercise of any redemption rights) with respect to any Inflection Point Class A Ordinary Shares and Inflection Point Warrants held through Inflection Point Units (including alternative characterizations of Inflection Point Units).

I.    TAX TREATMENT OF THE DOMESTICATION

The U.S. federal income tax consequences to the Holders of the Domestication will depend primarily upon whether the Domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code.

Under Section 368(a)(1)(F) of the Code, a reorganization is a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the Domestication, Inflection Point will change its jurisdiction of incorporation from the Cayman Islands to Delaware, and, in connection with the Closing, will be renamed “Intuitive Machines, Inc.”

White & Case LLP will deliver an opinion that, based on customary assumptions, representations and covenants, the Domestication should qualify as an F Reorganization, which such opinion will be filed by amendment as Exhibit 8.1 to the registration statement of which this proxy statement/prospectus forms a part. The obligations of Inflection Point to undertake the Domestication and the Business Combination are not conditioned on the receipt of an opinion regarding the Domestication’s qualification as an F Reorganization. If any of the assumptions, representations or covenants on which the opinion is based is or becomes incorrect, incomplete, inaccurate or is otherwise not complied with, the validity of the opinion described above may be adversely affected and the tax consequences of the Domestication could differ from those described herein. An opinion of counsel represents counsel’s legal judgment and is not binding on the IRS or any court. Inflection Point has not requested, and does not intend to request, a ruling from the IRS as to the U.S. federal income tax consequences of the Domestication. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Accordingly, each Holder of Inflection Point Securities is urged to consult its tax advisor with respect to the particular tax consequence of the Domestication to such Holder.

Assuming the Domestication qualifies as an F Reorganization, the Domestication should be treated for U.S. federal income tax purposes as if Inflection Point (a) transferred all of its assets and liabilities to New Intuitive Machines in exchange for all of the outstanding stock and warrants of New Intuitive Machines; and (b) then distributed such shares of stock and warrants of New Intuitive Machines to the holders of securities of Inflection Point in liquidation of Inflection Point. The taxable year of Inflection Point will be deemed to end on the date of the Domestication.

If the Domestication fails to qualify as an F Reorganization, a Holder of Inflection Point Securities generally would be treated for U.S. federal income tax purposes as having exchanged its Inflection Point Securities for New Intuitive Machines Securities in a taxable transaction.

II.    U.S. HOLDERS

As used herein, a “U.S. Holder” is a beneficial owner of an Inflection Point Security or a New Intuitive Machines Security, as applicable, who or that is for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation that is created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•        an estate whose income is subject to U.S. federal income tax regardless of its source; or

•        a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a United States person.

A.     Tax Effects of the Domestication to U.S. Holders

1.      Generally

Assuming the Domestication qualifies as an F Reorganization, U.S. Holders of Inflection Point Securities generally should not recognize gain or loss for U.S. federal income tax purposes in connection with the Domestication, except as provided below under the sections entitled “— 3. Effects of Section 367 to U.S. Holders of Inflection Point Class A Ordinary Shares” and “— 5. PFIC Considerations”.

Subject to the discussion below under the section entitled “— 5. PFIC Considerations,” if the Domestication fails to qualify as an F Reorganization, a U.S. Holder of Inflection Point Securities generally would recognize gain or loss with respect to its Inflection Point Securities in an amount equal to the difference, if any, between the fair market value of the corresponding New Intuitive Machines Securities received in the Domestication and the U.S. Holder’s adjusted tax basis in its Inflection Point Securities surrendered.

Although the redemptions of U.S. Holders that exercise redemption rights with respect to Inflection Point Class A Ordinary Shares will occur prior to the Domestication, it is possible that the IRS could assert that for U.S. federal income tax purposes such redemptions should be treated as occurring after the Domestication. If such redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication, U.S. Holders exercising redemption rights would be subject to the potential tax consequences of the Domestication, and the determination of whether a U.S. Holder is a 10% U.S. Shareholder (as defined below) or is otherwise subject to Section 367 of the Code would be determined as if the redemptions had not yet occurred at the time of the Domestication. All U.S. Holders considering exercising redemption rights with respect to Inflection Point Class A Ordinary Shares are urged to consult with their tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of redemption rights, including the possibility that the redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication despite the redemptions occurring in form prior to the Domestication.

2.      Basis and Holding Period Considerations

Assuming the Domestication qualifies as an F Reorganization, subject to the discussion below under the section entitled “— 5. PFIC Considerations”: (a) the tax basis of a share of New Intuitive Machines Class A Common Stock or New Intuitive Machines Warrant received by a U.S. Holder in the Domestication will equal the U.S. Holder’s tax basis in the Inflection Point Class A Ordinary Share or Inflection Point Warrant surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code (as discussed below) and (b) the holding period for a share of New Intuitive Machines Class A Common Stock or a New Intuitive Machines Warrant received by a U.S. Holder will include such U.S. Holder’s holding period for the Inflection Point Class A Ordinary Share or Inflection Point Warrant surrendered in exchange therefor.

If the Domestication fails to qualify as an F Reorganization, the U.S. Holder’s basis in the New Intuitive Machines Class A Common Stock and New Intuitive Machines Warrants would be equal to the fair market value of such New Intuitive Machines Class A Common Stock and New Intuitive Machines Warrants on the date of the Domestication, and such U.S. Holder’s holding period for such New Intuitive Machines Class A Common Stock and New Intuitive Machines Warrants would begin on the day following the date of the Domestication. Holders who hold different blocks of Inflection Point Securities (generally, Inflection Point Securities purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them, and the discussion above does not specifically address all of the consequences to U.S. Holders who hold different blocks of Inflection Point Securities.

3.      Effects of Section 367 to U.S. Holders of Inflection Point Class A Ordinary Shares

Section 367 of the Code applies to certain transactions involving foreign corporations, including a domestication of a foreign corporation in a transaction that qualifies as an F Reorganization. Subject to the discussion below under the section entitled “— 5. PFIC Considerations,” Section 367 of the Code imposes U.S. federal income tax on certain U.S. persons in connection with transactions that would otherwise be tax-deferred. Section 367(b) of the Code will generally apply to U.S. Holders on the date of the Domestication.

Although the redemptions of U.S. Holders that exercise redemption rights with respect to Inflection Point Class A Ordinary Shares will occur prior to the Domestication, it is possible that the IRS could assert that for U.S. federal income tax purposes such redemptions should be treated as occurring after the Domestication. If such redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication, U.S. Holders exercising redemption rights would be subject to the potential tax consequences of the Domestication, and the determination of whether a U.S. Holder is a 10% U.S. Shareholder (as defined below) or is otherwise subject to Section 367 of the Code would be determined as if the redemptions had not yet occurred at the time of the Domestication. U.S. Holders should consult their tax advisors regarding the possibility that the redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication despite the redemptions occurring in form prior to the Domestication.

a.    U.S. Holders Who Own 10 Percent or More (By Vote or Value) of Inflection Point Shares

Subject to the discussion below under the section entitled “— 5. PFIC Considerations,” a U.S. Holder who beneficially owns (directly, indirectly or constructively) ten percent (10%) or more of the total combined voting power of all classes of Inflection Point shares entitled to vote or ten percent (10%) or more of the total value of all classes of Inflection Point shares (a “10% U.S. Shareholder”) on the date of the Domestication must include in income as a deemed dividend deemed paid by Inflection Point the “all earnings and profits amount” attributable to the Inflection Point Class A Ordinary Shares it directly owns within the meaning of Treasury Regulations under Section 367 of the Code. A U.S. Holder’s ownership of Inflection Point Warrants will be taken into account in determining whether such U.S. Holder is a 10% U.S. Shareholder. Complex attribution rules apply in determining whether a U.S. Holder is a 10% U.S. Shareholder and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

A 10% U.S. Shareholder’s “all earnings and profits amount” with respect to its Inflection Point Class A Ordinary Shares is the net positive earnings and profits of Inflection Point (as determined under Treasury Regulations under Section 367 of the Code) attributable to such Inflection Point Class A Ordinary Shares (as determined under Treasury Regulations under Section 367 of the Code) but without regard to any gain that would be realized on a sale or exchange of such Inflection Point Class A Ordinary Shares. Treasury Regulations under Section 367 of the Code provide that the “all earnings and profits amount” attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock (as defined in Treasury Regulations under Section 1248 of the Code) in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.

Inflection Point does not expect to have significant, if any, cumulative net earnings and profits on the date of the Domestication. If Inflection Point’s cumulative net earnings and profits through the date of the Domestication is less than or equal to zero, then a 10% U.S. Shareholder should not be required to include in gross income an “all earnings and profits amount” with respect to its Inflection Point Class A Ordinary Shares. However, the determination of earnings and profits is complex and may be impacted by numerous factors. It is possible that the amount of Inflection Point’s cumulative net earnings and profits could be positive through the date of the Domestication, in which case a 10% U.S. Shareholder would be required to include its “all earnings and profits amount” in income as a deemed dividend deemed paid by Inflection Point under Treasury Regulations under Section 367 of the Code as a result of the Domestication.

b.    U.S. Holders Who Own Less Than 10% (By Vote or Value) of Inflection Point Shares

Subject to the discussion below under the section entitled “— 5. PFIC Considerations,” a U.S. Holder who, on the date of the Domestication, is not a 10% U.S. Shareholder and whose Inflection Point Class A Ordinary Shares have a fair market value of $50,000 or more on the date of the Domestication will recognize gain (but not loss) with respect to its Inflection Point Class A Ordinary Shares in the Domestication or, in the alternative, may elect to recognize the “all earnings and profits” amount attributable to such U.S. Holder’s Inflection Point Class A Ordinary Shares as described below.

Subject to the discussion below under the section entitled “— 5. PFIC Considerations,” unless a U.S. Holder makes the “all earnings and profits election” as described below, such U.S. Holder generally must recognize gain (but not loss) with respect to New Intuitive Machines Class A Common Stock received in the Domestication in an amount equal to the excess of the fair market value of such New Intuitive Machines Class A Common Stock over the U.S. Holder’s adjusted tax basis in the Inflection Point Class A Ordinary Shares deemed surrendered in exchange therefor. U.S. Holders who hold different blocks of Inflection Point Class A Ordinary Shares (generally, Inflection Point Class A Ordinary Shares purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income as a deemed dividend deemed paid by Inflection Point the “all earnings and profits amount” attributable to its Inflection Point Class A Ordinary Shares under Section 367(b) of the Code. There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

(i)     a statement that the Domestication is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations);

(ii)    a complete description of the Domestication;

(iii)   a description of any stock, securities or other consideration transferred or received in the Domestication;

(iv)   a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

(v)    a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from Inflection Point (or New Intuitive Machines) establishing and substantiating the U.S. Holder’s “all earnings and profits amount” with respect to the U.S. Holder’s Inflection Point Class A Ordinary Shares and (B) a representation that the U.S. Holder has notified Inflection Point (or New Intuitive Machines) that the U.S. Holder is making the election; and

(vi)   certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.

In addition, the election must be attached by an electing U.S. Holder to such U.S. Holder’s timely filed U.S. federal income tax return for the year of the Domestication, and the U.S. Holder must send notice of making the election to Inflection Point or New Intuitive Machines no later than the date such tax return is filed. In connection with this election, New Intuitive Machines will reasonably cooperate with U.S. Holders of Inflection Point Class A Ordinary Shares, upon request, to make available to such requesting U.S. Holders information regarding Inflection Point’s earnings and profits.

Inflection Point does not expect to have significant, if any, cumulative earnings and profits through the date of the Domestication and if that proves to be the case, U.S. Holders who make this election are not expected to have a significant income inclusion under Section 367(b) of the Code, provided that the U.S. Holder properly executes the election and complies with the applicable notice requirements. However, as noted above, if it were determined that Inflection Point had positive earnings and profits through the date of the Domestication, a U.S. Holder that makes the election described herein could have an “all earnings and profits amount” with respect to its Inflection Point Class A Ordinary Shares, and thus could be required to include that amount in income as a deemed dividend deemed paid by Inflection Point under applicable Treasury Regulations as a result of the Domestication.

EACH U.S. HOLDER IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE CONSEQUENCES TO IT OF MAKING AN ELECTION TO INCLUDE IN INCOME THE “ALL EARNINGS AND PROFITS AMOUNT” ATTRIBUTABLE TO ITS INFLECTION POINT CLASS A ORDINARY SHARES UNDER SECTION 367(b) OF THE CODE AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO SUCH AN ELECTION.

A U.S. Holder who, on the date of the Domestication, is not a 10% U.S. Shareholder and whose Inflection Point Class A Ordinary Shares have a fair market value of less than $50,000 on the date of the Domestication generally should not be required to recognize any gain or loss or include any part of the “all earnings and profits amount” in income under Section 367 of the Code in connection with the Domestication. However, such U.S. Holder may be subject to taxation under the PFIC rules as discussed below under the section entitled “— 5. PFIC Considerations”.

4.      Tax Consequences for U.S. Holders of Inflection Point Warrants

Assuming the Domestication qualifies as an F Reorganization, subject to the considerations described above under the section entitled “— 3. Effects of Section 367 to U.S. Holders of Inflection Point Class A Ordinary Shares — a. U.S. Holders Who Own 10 Percent or More (By Vote or Value) of Inflection Point Shares” relating to a U.S. Holder’s ownership of Inflection Point Warrants being taken into account in determining whether such U.S. Holder is a 10% U.S. Shareholder for purposes of Section 367(b) of the Code and the considerations described below under the section entitled “— 5. PFIC Considerations” relating to the PFIC rules, a U.S. Holder of Inflection Point Warrants should not be subject to U.S. federal income tax with respect to the exchange of Inflection Point Warrants for New Intuitive Machines Warrants in the Domestication.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE EFFECT OF SECTION 367 OF THE CODE TO THEIR PARTICULAR CIRCUMSTANCES.

5.      PFIC Considerations

Regardless of whether the Domestication qualifies as an F Reorganization (and, if the Domestication qualifies as an F Reorganization, in addition to the discussion above under the section entitled “— 3. Effects of Section 367 to U.S. Holders of Inflection Point Class A Ordinary Shares”), the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code if Inflection Point is considered a PFIC.

a.    Definition of a PFIC

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (a) at least seventy five percent (75%) of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least twenty five percent (25%) of the shares by value, is passive income or (b) at least fifty percent (50%) of its assets in a taxable year (generally determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least twenty five percent (25%) of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business received from unrelated persons) and gains from the disposition of passive assets. The determination of whether a foreign corporation is a PFIC is made annually. Pursuant to a “startup exception,” a foreign corporation will not be a PFIC for the first taxable year the foreign corporation has gross income (the “startup year”) if (1) no predecessor of the foreign corporation was a PFIC; (2) the foreign corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the startup year; and (3) the foreign corporation is not in fact a PFIC for either of those years.

b.    PFIC Status of Inflection Point

Based upon the composition of its income and assets, and upon a review of its financial statements, Inflection Point believes that it likely will not be eligible for the startup exception and therefore likely has been a PFIC since its first taxable year and will likely be considered a PFIC for the taxable year which ends as a result of the Domestication.

c.    Effects of PFIC Rules on the Domestication

Even if the Domestication qualifies as an F Reorganization, Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a PFIC (including for this purpose, under a proposed Treasury Regulation that generally treats an “option” (which would include an Inflection Point Warrant) to acquire the stock of a PFIC as stock of the PFIC, exchanging warrants of a PFIC for newly issued warrants in connection with a domestication transaction) recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations would require gain recognition to U.S. Holders of Inflection Point Class A Ordinary Shares and Inflection Point Warrants as a result of the Domestication if:

(i)     Inflection Point were classified as a PFIC at any time during such U.S. Holder’s holding period in such Inflection Point Class A Ordinary Shares or Inflection Point Warrants; and

(ii)    the U.S. Holder had not timely made (a) a QEF Election (as defined below) for the first taxable year in which the U.S. Holder owned such Inflection Point Class A Ordinary Shares or in which Inflection Point was a PFIC, whichever is later (or a QEF Election along with a purging election), or (b) an MTM Election (as defined below) with respect to such Inflection Point Class A Ordinary Shares. Under current law, neither a QEF Election nor an MTM Election can be made with respect to warrants.

The tax on any such recognized gain would be imposed based on a complex set of computational rules designed to offset the tax deferral with respect to the undistributed earnings of Inflection Point. Under these rules (the “excess distributions regime”):

•        the U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for such U.S. Holder’s Inflection Point Class A Ordinary Shares or Inflection Point Warrants;

•        the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which Inflection Point was a PFIC, will be taxed as ordinary income;

•        the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year (described in the third bullet above) of such U.S. Holder.

In addition, the proposed Treasury Regulations provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the proposed Treasury Regulations applied to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) of the Code requires the U.S. Holder to recognize gain or include an amount in income as a deemed dividend deemed paid by Inflection Point, the gain realized on the transfer is taxable as an excess distribution under the excess distribution regime, and the excess, if any, of the amount to be included in income under Section 367(b) of the Code over the gain realized under these rules is taxable as provided under Section 367(b) of the Code. See the discussion above under the section entitled “— 3. Effects of Section 367 to U.S. Holders of Inflection Point Class A Ordinary Shares”.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such final Treasury Regulations would apply. Therefore, U.S. Holders of Inflection Point Class A Ordinary Shares that have not made a timely and effective QEF Election (or a QEF Election along with a purging election) or an MTM Election (each as defined below) may, pursuant to the proposed Treasury Regulations, be subject to taxation under the PFIC rules on the Domestication with respect to their Inflection Point Class A Ordinary Shares and Inflection Point Warrants under the excess distribution regime in the manner set forth above. A U.S. Holder that made a timely and effective QEF Election (or a QEF Election along with a purging election) or an MTM Election with respect to its Inflection Point Class A Ordinary Shares is referred to herein as an “Electing Shareholder” and a U.S. Holder that is not an Electing Shareholder is referred to herein as a “Non-Electing Shareholder.”

As discussed above, proposed Treasury Regulations issued under the PFIC rules generally treats an “option” (which would include an Inflection Point Warrant) to acquire the stock of a PFIC as stock of the PFIC, while final Treasury Regulations issued under the PFIC rules provide that neither a QEF Election nor an MTM Election (as defined below) may be made with respect to options. Therefore, it is possible that the proposed Treasury Regulations, if finalized in their current form, would apply to cause gain recognition on the exchange of Inflection Point Warrants for New Intuitive Machines Warrants pursuant to the Domestication.

Any gain recognized by a Non-Electing Shareholder of Inflection Point Class A Ordinary Shares or a U.S. Holder of Inflection Point Warrants as a result of the Domestication pursuant to PFIC rules would be taxable income to such U.S. Holder and taxed under the excess distribution regime in the manner set forth above, with no corresponding receipt of cash.

As noted above, if Inflection Point is considered a PFIC, the Domestication could be a taxable event under the PFIC rules regardless of whether the Domestication qualifies as an F Reorganization, and, absent a QEF Election (or a QEF Election along with a purging election) or an MTM Election, a U.S. Holder would be taxed under the excess distribution regime in the manner set forth above.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE EFFECTS OF THE PFIC RULES ON THE DOMESTICATION, INCLUDING THE IMPACT OF ANY PROPOSED OR FINAL TREASURY REGULATIONS.

d.    QEF Election and Mark-to-Market Election

The impact of the PFIC rules on a U.S. Holder of Inflection Point Class A Ordinary Shares will depend on whether the U.S. Holder has made a timely and effective election to treat Inflection Point as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period of Inflection Point Class A Ordinary Shares during which Inflection Point qualified as a PFIC (a “QEF Election”) or, if in a later taxable year, the U.S. Holder made a QEF Election along with a purging election. One type of purging election creates a deemed sale of the U.S. Holder’s Inflection Point Class A Ordinary Shares at their then fair market value and requires the U.S. Holder to recognize gain pursuant to such purging election subject to the excess distribution regime described above. As a result of any such purging election, the U.S. Holder would increase the adjusted tax basis in its Inflection Point Class A Ordinary Shares by the amount of the gain recognized and, solely for purposes of the PFIC rules, would have a new holding period in its Inflection Point Class A Ordinary Shares. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances.

A U.S. Holder’s ability to make a timely and effective QEF Election (or a QEF Election along with a purging election) with respect to its Inflection Point Class A Ordinary Shares is contingent upon, among other things, the provision by Inflection Point of a “PFIC Annual Information Statement” to such U.S. Holder. New Intuitive Machines will reasonably cooperate with any requesting U.S. Holder to provide PFIC Annual Information Statements to such requesting U.S. Holder of Inflection Point Class A Ordinary Shares with respect to each taxable year for which Inflection Point is determined to be a PFIC. As discussed above, a U.S. Holder is not able to make a QEF Election with respect to Inflection Point Warrants under current law. An Electing Shareholder generally would not be subject to the excess distribution regime discussed above with respect to their Inflection Point Class A Ordinary Shares. As a result, an Electing Shareholder generally should not recognize gain or loss as a result of the Domestication except to the extent described under “— 3. Effects of Section 367 to U.S. Holders of Inflection Point Class A Ordinary Shares,”

and subject to the discussion above under “— A. Tax Effects of the Domestication to U.S. Holders,” but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of Inflection Point, whether or not such amounts are actually distributed.

The impact of the PFIC rules on a U.S. Holder of Inflection Point Class A Ordinary Shares may also depend on whether the U.S. Holder has made a mark-to-market election under Section 1296 of the Code (an “MTM Election”). U.S. Holders who hold (actually or constructively) stock of a foreign corporation that is classified as a PFIC may elect to mark such stock to its market value each taxable year if such stock is “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including the Nasdaq. No assurance can be given that Inflection Point Class A Ordinary Shares are considered to be marketable stock for purposes of the MTM Election for any taxable year or whether the other requirements of this election are satisfied. If such an election is available and has been made, such Electing Shareholder generally would not be subject to the excess distributions regime discussed above with respect to their Inflection Point Class A Ordinary Shares in connection with the Domestication. Instead, in general, such Electing Shareholder will include as ordinary income each year the excess, if any, of the fair market value of its Inflection Point Class A Ordinary Shares at the end of its taxable year over its adjusted tax basis in its Inflection Point Class A Ordinary Shares. The Electing Shareholder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted tax basis in its Inflection Point Class A Ordinary Shares over the fair market value of its Inflection Point Class A Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the MTM Election). The Electing Shareholder’s tax basis in its Inflection Point Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Inflection Point Class A Ordinary Shares will be treated as ordinary income. However, if the MTM Election is not made by a U.S. Holder with respect to the first taxable year of its holding period for the Inflection Point Class A Ordinary Shares in which Inflection Point is a PFIC, then the excess distribution regime discussed above will apply to certain dispositions of, distributions on and other amounts taxable with respect to, Inflection Point Class A Ordinary Shares, including in connection with the Domestication. Under current law, an MTM Election is not available with respect to warrants, including the Inflection Point Warrants.

THE RULES DEALING WITH PFICS ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE, INCLUDING THE APPLICATION OF THE RULES ADDRESSING OVERLAPS IN THE PFIC RULES AND THE SECTION 367(b) RULES AND THE RULES RELATING TO CONTROLLED FOREIGN CORPORATIONS.    ALL U.S. HOLDERS OF INFLECTION POINT SECURITIES ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION, WHETHER A QEF ELECTION (OR A QEF ELECTION ALONG WITH A PURGING ELECTION), AN MTM ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND WHETHER AND HOW ANY OVERLAP RULES APPLY, AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION OR OVERLAP RULE AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

B.    Tax Effects to U.S. Holders of Exercising Redemption Rights

1.      Generally

The U.S. federal income tax consequences to a U.S. Holder of Inflection Point Class A Ordinary Shares that exercises its redemption rights with respect to its Inflection Point Class A Ordinary Shares will depend on whether the redemption qualifies as a sale of under Section 302 of the Code. If the redemption qualifies as a sale of shares by a U.S. Holder, the tax consequences to such U.S. Holder are as described below under the section entitled “— 3. Taxation of Redemption Treated as a Sale”. If the redemption does not qualify as a sale of shares, a U.S. Holder will be treated as receiving a corporate distribution with the tax consequences to such U.S. Holder as described below under the section entitled “— 2. Taxation of Redemption Treated as a Distribution”.

Whether a redemption of shares qualifies for sale treatment will depend largely on the total number of shares of Inflection Point stock treated as held by the redeemed U.S. Holder before and after the redemption (including any shares treated as constructively owned by the U.S. Holder as a result of owning Inflection Point Warrants and any shares that a U.S. Holder would directly or indirectly acquire pursuant to the Business Combination) relative to all of the stock of Inflection Point outstanding both before and after the redemption. The redemption generally will be treated as a sale of shares (rather than as a corporate distribution) if the redemption (1) is “substantially disproportionate” with respect to the U.S. Holder, (2) results in a “complete termination” of the U.S. Holder’s interest in Inflection Point or (3) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a U.S. Holder takes into account not only shares actually owned by the U.S. Holder, but also shares that are constructively owned by it under certain attribution rules set forth in the Code. A U.S. Holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares that the holder has a right to acquire by exercise of an option, which would generally include shares which could be acquired pursuant to the exercise of Inflection Point Warrants. Moreover, any shares that a U.S. Holder directly or constructively acquires pursuant to the Business Combination generally should be included in determining the U.S. federal income tax treatment of the redemption.

In order to meet the substantially disproportionate test, the percentage of Inflection Point’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of shares must, among other requirements, be less than eighty percent (80%) of the percentage of Inflection Point’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption (taking into account redemptions by other holders and possibly the New Intuitive Machines stock to be issued pursuant to the Business Combination). There will be a complete termination of a U.S. Holder’s interest Inflection Point if either (1) all of the shares actually and constructively owned by the U.S. Holder are redeemed or (2) all of the shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other shares (including any stock constructively owned by the U.S. Holder as a result of owning Inflection Point Warrants). The redemption will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in Inflection Point. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in Inflection Point will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation where such stockholder exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests is satisfied, then the redemption of shares will be treated as a corporate distribution to the redeemed U.S. Holder and the tax effects to such a U.S. Holder will be as described below under the section entitled “— 2. Taxation of Redemption Treated as a Distribution”. After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed shares will be added to the U.S. Holder’s adjusted tax basis in its remaining Inflection Point stock or, if it has none, to the U.S. Holder’s adjusted tax basis in its Inflection Point Warrants or possibly in other Inflection Point stock constructively owned by it.

Redeeming U.S. Holders generally will be subject to the PFIC rules relating to the excess distribution regime, QEF Election and MTM Election described above under the section entitled “— A. Tax Effects of the Domestication to U.S. Holders — 5. PFIC Considerations” with respect to any gain or loss recognized by the U.S. Holder on its deemed sale of its Inflection Point Class A Ordinary Shares (if the redemption were treated as a sale of shares) or any corporate distributions deemed received on its Inflection Point Class A Ordinary Shares (if the redemption were treated as a corporate distribution) without regard to any potential limitations or other interactions of such PFIC rules in connection with an F Reorganization or Section 367 of the Code as discussed therein.

U.S. Holders who actually or constructively own at least five percent (5%) by vote or value (or, if Inflection Point Class A Ordinary Shares is not then publicly traded, at least one percent (1%) by vote or value) or more of the total outstanding Inflection Point stock may be subject to special reporting requirements with respect to a redemption of shares, and such holders should consult with their tax advisors with respect to their reporting requirements.

U.S. Holders should consult their tax advisors regarding the possibility that the redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication despite the redemptions occurring in form prior to the Domestication and the consequences thereof to them based on their particular circumstances.

2.      Taxation of Redemption Treated as a Distribution

If the redemption of a U.S. Holder’s shares is treated as a corporate distribution, as discussed above under the section entitled “— 1. Generally”, the amount of cash received in the redemption generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from Inflection Point’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Distributions in excess of Inflection Point’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its shares. Any remaining excess will be treated as gain realized on the sale of shares and will be treated as described below under the section entitled “— 3. Taxation of Redemption Treated as a Sale”.

As discussed above, a redeeming U.S. Holder generally will be subject to the PFIC rules relating to the excess distribution regime, QEF Election and MTM Election described above under the section entitled “— A. Tax Effects of the Domestication to U.S. Holders — 5. PFIC Considerations” with respect to any corporate distributions deemed received on its Inflection Point Class A Ordinary Shares (if the redemption were treated as a corporate distribution) without regard to any potential limitations or other interactions of such PFIC rules in connection with an F Reorganization or Section 367 of the Code as discussed therein.

3.      Taxation of Redemption Treated as a Sale

If the redemption of a U.S. Holder’s shares is treated as a sale, as discussed above under the section entitled “— 1. Generally”, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in the redemption and the U.S. Holder’s adjusted tax basis in the shares redeemed. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders generally will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

As discussed above, a redeeming U.S. Holder generally will be subject to the PFIC rules relating to the excess distribution regime, QEF Election and MTM Election described above under the section entitled “— A. Tax Effects of the Domestication to U.S. Holders — 5. PFIC Considerations” with respect to any gain or loss recognized by the U.S. Holder on its deemed sale of its Inflection Point Class A Ordinary Shares (if the redemption were treated as a sale of shares) without regard to any potential limitations or other interactions of such PFIC rules in connection with an F Reorganization or Section 367 of the Code as discussed therein.

U.S. Holders who hold different blocks of shares (including as a result of holding different blocks of Inflection Point Class A Ordinary Shares purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF AN EXERCISE OF REDEMPTION RIGHTS.

C.    Tax Consequences of Ownership and Disposition of New Intuitive Machines Securities

1.      Taxation of Distributions

In general, distributions of cash or other property to U.S. Holders of New Intuitive Machines Class A Common Stock (other than certain distributions of New Intuitive Machines stock or rights to acquire New Intuitive Machines stock) generally will constitute dividends for U.S. federal income tax purposes to the extent paid from New Intuitive Machines’ current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its New Intuitive Machines Class A Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the New Intuitive Machines Class A Common Stock and will be treated as described below under the section entitled “2. Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of New Intuitive Machines Securities”.

Dividends paid to a U.S. Holder that is treated as a taxable corporation for U.S. federal income tax purposes generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. Holder may constitute “qualified dividend income” that will be subject to tax at reduced rates accorded to long-term capital gains.

2.      Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of New Intuitive Machines Securities

Upon a sale or other taxable disposition of New Intuitive Machines Securities (which, in general, would include a redemption of New Intuitive Machines Warrants that is treated as a sale of such warrants as described below), a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the New Intuitive Machines Securities. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the New Intuitive Machines Securities so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its New Intuitive Machines Securities so disposed of. See the section entitled “— A. Tax Effects of the Domestication to U.S. Holders” above for discussion of a U.S. Holder’s adjusted tax basis in its New Intuitive Machines Securities following the Domestication. See the section entitled “— 3. Exercise, Lapse or Redemption of New Intuitive Machines Warrants” below for a discussion regarding a U.S. Holder’s tax basis in New Intuitive Machines Class A Common Stock acquired pursuant to the exercise of a New Intuitive Machines Warrant.

3.      Exercise, Lapse or Redemption of New Intuitive Machines Warrants

A U.S. Holder generally will not recognize taxable gain or loss on the acquisition of New Intuitive Machines Class A Common Stock upon exercise of New Intuitive Machines Warrants for cash. The U.S. Holder’s tax basis in the shares of New Intuitive Machines Class A Common Stock received upon exercise of the New Intuitive Machines Warrants generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the New Intuitive Machines Warrants and the exercise price. It is unclear whether the U.S. Holder’s holding period for the New Intuitive Machines Class A Common Stock received upon exercise of the New Intuitive Machines Warrants will begin on the date following the date of exercise or on the date of exercise of the New Intuitive Machines Warrants; in either case, the holding period will not include the period during which the U.S. Holder held the New Intuitive Machines Warrants. If any New Intuitive Machines Warrants are allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the lapsed New Intuitive Machines Warrants.

The tax consequences of a cashless exercise of New Intuitive Machines Warrants are not clear under current tax law. A cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s basis in the New Intuitive Machines Class A Common Stock received would equal the U.S. Holder’s basis in the New Intuitive Machines Warrants exercised therefor. If the cashless exercise were treated as not being a realization event, it is unclear whether a U.S. Holder’s holding period in the New Intuitive Machines Class A Common Stock would be treated as commencing on the date following the date of exercise or on the date of exercise of the New Intuitive Machines Warrants; in either case, the holding period would not include the period during which the U.S. Holder held the New Intuitive Machines Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the New Intuitive Machines Class A Common Stock would include the holding period of the New Intuitive Machines Warrants exercised therefor.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of New Intuitive Machines Warrants equal to the number of shares of New Intuitive Machines Class A Common Stock having a value equal to the exercise price for the total number of New Intuitive Machines Warrants to be exercised. In such case, the U.S. Holder would recognize capital gain or loss with respect to the New Intuitive Machines Warrants deemed surrendered in an amount equal to the difference between the fair market value of the New Intuitive Machines Class A Common Stock that would have been received in a regular exercise of the New Intuitive Machines Warrants deemed surrendered and the U.S. Holder’s tax basis in the New Intuitive Machines Warrants deemed surrendered. In this case, a U.S. Holder’s aggregate tax basis in the New Intuitive Machines Class A Common Stock received would equal the sum of the

U.S. Holder’s tax basis in the New Intuitive Machines Warrants deemed exercised and the aggregate exercise price of such New Intuitive Machines Warrants. It is unclear whether a U.S. Holder’s holding period for the New Intuitive Machines Class A Common Stock would commence on the date following the date of exercise or on the date of exercise of the New Intuitive Machines Warrants; in either case, the holding period would not include the period during which the U.S. Holder held the New Intuitive Machines Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. Holder’s holding period would commence with respect to the New Intuitive Machines Class A Common Stock received, there can be no assurance regarding which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

If New Intuitive Machines redeems New Intuitive Machines Warrants for cash or if it purchases New Intuitive Machines Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under the section entitled “— 2. Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of New Intuitive Machines Securities.”

4.      Possible Constructive Distributions

Consistent with the Inflection Point Warrants, the terms of each New Intuitive Machines Warrant provide for an adjustment to the number of shares of New Intuitive Machines Class A Common Stock for which the New Intuitive Machines Warrant may be exercised or to the exercise price of the New Intuitive Machines Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of the New Intuitive Machines Warrants would, however, be treated as receiving a constructive distribution from New Intuitive Machines if, for example, the adjustment increases the U.S. Holder’s proportionate interest in New Intuitive Machines’ assets or earnings and profits (for example, through an increase in the number of shares of New Intuitive Machines Class A Common Stock that would be obtained upon exercise or through a decrease in the exercise price of the New Intuitive Machines Warrant), which adjustment may be made as a result of a distribution of cash or other property, such as other securities, to the holders of shares of New Intuitive Machines stock, or as a result of the issuance of a stock dividend to holders of shares of New Intuitive Machines stock, in each case, which is taxable to the holders of such shares as a distribution. Such constructive distribution would be subject to tax as described above under the section entitled “— 1. Taxation of Distributions” in the same manner as if the U.S. Holders of the New Intuitive Machines Warrants received a cash distribution from New Intuitive Machines equal to the fair market value of such increased interest.

D.    Information Reporting and Backup Withholding

Payments of distributions on and the proceeds from a sale or other disposition of New Intuitive Machines Securities will be subject to information reporting to the IRS and U.S. backup withholding on such payments may be possible. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and the U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

III.    NON-U.S. HOLDERS

As used herein, a “Non-U.S. Holder” is a beneficial owner of an Inflection Point Security or New Intuitive Machines Security, as applicable, who or that is for U.S. federal income tax purposes:

•        a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

•        a foreign corporation; or

•        an estate or trust that is not a U.S. Holder.

A.     Tax Effects of the Domestication to Non-U.S. Holders

The Domestication is not expected to result in any U.S. federal income tax consequences to a Non-U.S. Holder of Inflection Point Securities unless the Domestication fails to qualify as an F Reorganization and such Non-U.S. Holder holds its Inflection Point Securities in connection with a conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States). Non-U.S. Holders will own stock and warrants of a U.S. corporation, i.e., New Intuitive Machines, rather than a non-U.S. corporation, i.e., Inflection Point, after the Domestication.

Although the redemptions of Non-U.S. Holders that exercise redemption rights with respect to Inflection Point Class A Ordinary Shares will occur prior to the Domestication, it is possible that the IRS could assert that for U.S. federal income tax purposes such redemptions should be treated as occurring after the Domestication. If such redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication, Non-U.S. Holders exercising redemption rights would be subject to the potential tax consequences of the Domestication. Non-U.S. Holders should consult their tax advisors regarding the possibility that the redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication despite the redemptions occurring in form prior to the Domestication, including the U.S. federal income tax considerations to them of such treatment.

B.    Tax Effects to Non-U.S. Holders of Exercising Redemption Rights

The U.S. federal income tax consequences to a Non-U.S. Holder of Inflection Point Class A Ordinary Shares that exercises its redemption rights will depend on whether the redemption qualifies as a sale of shares redeemed, as described above under “II. U.S. Holders — B. Tax Effects to U.S. Holders of Exercising Redemption Rights — 1. Generally”. Regardless of whether it is treated as a sale of Inflection Point Class A Ordinary Shares or as a corporate distribution on the Inflection Point Class A Ordinary Shares for U.S. federal income tax purposes, the redemption is not expected to result in any U.S. federal income tax consequences to the Non-U.S. Holder unless such Non-U.S. Holder holds such Inflection Point Class A Ordinary Shares in connection with a conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States).

Non-U.S. Holders should consult their tax advisors regarding the possibility that the redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication despite the redemptions occurring in form prior to the Domestication, including the U.S. federal income tax considerations to them of such treatment.

C.    Tax Consequences of Ownership and Disposition of New Intuitive Machines Securities

1.      Taxation of Distributions

In general, any distributions (including constructive distributions, but not including certain distributions of New Intuitive Machines stock or rights to acquire New Intuitive Machines stock) made to a Non-U.S. Holder of shares of New Intuitive Machines Class A Common Stock, to the extent paid out of New Intuitive Machines’ current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, New Intuitive Machines will be required to withhold tax from the gross amount of the dividend at a rate of thirty percent (30%), unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). In the case of any constructive dividend, it is possible that this tax would be withheld from any amount owed to a Non-U.S. Holder by the applicable withholding agent, including cash distributions on other property or sale proceeds from warrants or other property subsequently paid or credited to such Non-U.S. Holder. Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its shares of New Intuitive Machines Class A Common Stock and, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the New Intuitive Machines Class A Common Stock, which will be treated as described below under the section entitled “— 2. Sale, Taxable Exchange or Other Taxable Disposition of New Intuitive Machines Securities”. In addition, if New Intuitive Machines determines that it is likely to be classified as a “United States real property holding corporation” (see the section entitled “— 2. Sale, Taxable Exchange or Other Taxable Disposition of New Intuitive Machines Securities” below), the applicable withholding agent may withhold fifteen (15%) of any distribution that exceeds New Intuitive Machines’ current and accumulated earnings and profits.

The withholding tax generally does not apply to dividends paid to a Non-U.S. Holder who provides an IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. Holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. Holder that is treated as a foreign corporation for U.S. federal income tax purposes receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of thirty percent (30%) (or a lower applicable treaty rate).

2.      Sale, Taxable Exchange or Other Taxable Disposition of New Intuitive Machines Securities

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of its New Intuitive Machines Securities (including an expiration or redemption of the New Intuitive Machines Warrants as described below under the section entitled “— 3. Exercise, Lapse or Redemption of New Intuitive Machines Warrants”), unless:

•        the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States);

•        such Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of such disposition (as such days are calculated pursuant to Section 7701(b)(3) of the Code) and certain other requirements are met; or

•        New Intuitive Machines is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period for the applicable New Intuitive Machines Security being disposed of, except, in the case where shares of New Intuitive Machines Class A Common Stock are “regularly traded” on an “established securities market” (as such terms are defined under applicable Treasury Regulations), (x) the Non-U.S. Holder is disposing of New Intuitive Machines Class A Common Stock and has owned, whether actually or based on the application of constructive ownership rules, five percent (5%) or less of New Intuitive Machines Class A Common Stock at all times within the shorter of the five-year period preceding such disposition of New Intuitive Machines Class A Common Stock or such Non-U.S. Holder’s holding period for such New Intuitive Machines Class A Common Stock or (y) the Non-U.S. Holder is disposing of New Intuitive Machines Warrants and has owned, whether actually or based on the application of constructive ownership rules, five percent (5%) or less of the total fair market value of New Intuitive Machines Warrants (provided the New Intuitive Machines Warrants are considered to be “regularly traded”) at all times within the shorter of the five-year period preceding such disposition of New Intuitive Machines Warrants or such Non-U.S. Holder’s holding period for such New Intuitive Machines Warrants. There can be no assurance that New Intuitive Machines Class A Common Stock or New Intuitive Machines Warrants are or have been treated as regularly traded on an established securities market for this purpose. It is unclear how the rules for determining the five percent (5%) threshold for this purpose would be applied with respect to New Intuitive Machines Class A Common Stock or New Intuitive Machines Warrants, including how a Non-U.S. Holder’s ownership of New Intuitive Machines Warrants impacts the five percent (5%) threshold determination with respect to New Intuitive Machines Class A Common Stock and whether the five percent (5%) threshold determination with respect to New Intuitive Machines Warrants must be made with or without reference to the Private Placement Warrants. In addition, special rules may apply in the case of a disposition of New Intuitive Machines Warrants if New Intuitive Machines Class A Common Stock is considered to be “regularly traded”, but New Intuitive Machines Warrants are not considered to be “regularly traded”. Non-U.S. Holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. Holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. Holder that is treated as a foreign corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” imposed at a thirty percent (30%) rate (or a lower applicable income tax treaty rate).

If the second bullet point applies to a Non-U.S. Holder, such Non-U.S. Holder generally will be subject to U.S. tax on such Non-U.S. Holder’s net capital gain for such year (including any gain realized in connection with the redemption) at a tax rate of thirty percent (30%) (or a lower applicable tax treaty rate).

If the third bullet point above applies to a Non-U.S. Holder, gain recognized by such holder will be subject to tax at generally applicable U.S. federal income tax rates. In addition, New Intuitive Machines may be required to withhold U.S. federal income tax at a rate of fifteen percent (15%) of the amount realized upon such disposition or redemption. Based on the nature of the business and activities of Intuitive Machines, it generally is not expected that New Intuitive Machines would be a United States real property holding corporation after the Domestication or immediately after the Business Combination is completed. However, neither Inflection Point nor Intuitive Machines has undertaken a formal analysis of New Intuitive Machines’ possible status as a United States real property holding corporation. In addition, such determination is factual in nature and subject to change. Accordingly, no assurance can be provided as to whether New Intuitive Machines would be treated as a United States real property holding corporation in any taxable year.

Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences to them in respect of any loss recognized on a sale, taxable exchange or other taxable disposition of its New Intuitive Machines Securities.

3.      Exercise, Lapse or Redemption of New Intuitive Machines Warrants

A Non-U.S. Holder generally will not recognize taxable gain or loss on the acquisition of New Intuitive Machines Class A Common Stock upon exercise of New Intuitive Machines Warrants for cash. The Non-U.S. Holder’s tax basis in the share of New Intuitive Machines Class A Common Stock received upon exercise of New Intuitive Machines Warrants generally will be an amount equal to the sum of the Non-U.S. Holder’s tax basis in such New Intuitive Machines Warrants and the exercise price. It is unclear whether the Non-U.S. Holder’s holding period for the New Intuitive Machines Class A Common Stock received upon exercise of the New Intuitive Machines Warrants will begin on the date following the date of exercise or on the date of exercise of the New Intuitive Machines Warrants; in either case, the holding period will not include the period during which the Non-U.S. Holder held the New Intuitive Machines Warrants. If any New Intuitive Machines Warrants are allowed to lapse unexercised, a Non-U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in such lapsed New Intuitive Machines Warrants and generally will be taxed as described above under “— 2. Sale, Taxable Exchange or Other Taxable Disposition of New Intuitive Machines Securities”.

Consistent with the Inflection Point Warrants, the New Intuitive Machines Warrants may be exercised on a cashless basis in certain circumstances. The U.S. federal income tax characterization of a cashless exercise of New Intuitive Machines Warrants are not clear under current tax law. A cashless exercise may not be a taxable exchange, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a Non-U.S. Holder’s tax basis in the New Intuitive Machines Class A Common Stock received would equal the Non-U.S. Holder’s tax basis in the New Intuitive Machines Warrants exercised therefor. If the cashless exercise were treated as not being a realization event, it is unclear whether a Non-U.S. Holder’s holding period in the New Intuitive Machines Class A Common Stock would be treated as commencing on the date following the date of exercise or on the date of exercise of the New Intuitive Machines Warrants; in either case, the holding period would not include the Non-U.S. Holder’s holding period for the New Intuitive Machines Warrants exercised therefor.

If the cashless exercise were treated as a recapitalization, the holding period of the New Intuitive Machines Class A Common Stock would include the holding period of the New Intuitive Machines Warrants exercised therefor.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a Non-U.S. Holder could be deemed to have surrendered a number of New Intuitive Machines Warrants equal to the number of shares of New Intuitive Machines Class A Common Stock having a value equal to the exercise price for the total number of New Intuitive Machines Warrants to be exercised. In such case, the Non-U.S. Holder would recognize capital gain or loss with respect to the New Intuitive Machines Warrants deemed surrendered in an amount equal to the difference between the fair market value of the New Intuitive Machines Class A Common Stock that would have been received in a regular exercise of the New Intuitive Machines Warrants deemed surrendered and the Non-U.S. Holder’s tax basis in the New Intuitive Machines Warrants deemed surrendered. Any gain or loss recognized by a Non-U.S. Holder generally will be taxed as described above in “— 2. Sale, Taxable Exchange or Other Taxable Disposition of New Intuitive Machines Securities”. It is unclear whether a Non-U.S. Holder’s holding period for the New Intuitive Machines Class A Common Stock would commence on the date following the date of exercise or on the date of exercise of the New Intuitive Machines Warrants; in either case, the holding period would not include the Non-U.S. Holder’s holding period for the New Intuitive Machines Warrants exercised therefor.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a Non-U.S. Holder’s holding period would commence with respect to the New Intuitive Machines Class A Common Stock received, there can be no assurance regarding which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, Non-U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

If New Intuitive Machines redeems New Intuitive Machines Warrants for cash or if New Intuitive Machines purchases New Intuitive Machines Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the Non-U.S. Holder, taxed as described above under “— 2. Sale, Taxable Exchange or Other Taxable Disposition of New Intuitive Machines Securities”.

Non-U.S. Holders should consult their tax advisors regarding the tax consequences of the exercise, lapse, or redemption of New Intuitive Machines Warrants.

4.      Possible Constructive Distributions

Similar with the Inflection Point Warrants, the terms of each New Intuitive Machines Warrant provide for an adjustment to the number of shares of New Intuitive Machines Class A Common Stock for which the New Intuitive Machines Warrant may be exercised or to the exercise price of the New Intuitive Machines Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not a taxable event. A Non-U.S. Holder of the New Intuitive Machines Warrants would, however, be treated as receiving a constructive distribution from New Intuitive Machines if, for example, the adjustment increases the Non-U.S. Holder’s proportionate interest in New Intuitive Machines’ assets or earnings and profits (for example, through an increase in the number of shares of New Intuitive Machines Class A Common Stock that would be obtained upon exercise or through a decrease in the exercise price of the New Intuitive Machines Warrant), which adjustment may be made as a result of a distribution of cash or other property, such as other securities, to the holders of shares of New Intuitive Machines stock, or as a result of the issuance of a stock dividend to holders of shares of New Intuitive Machines stock, in each case, which is taxable to the holders of such stock as a distribution. Any constructive distribution received by a Non-U.S. Holder would be subject to U.S. federal income tax (including any applicable withholding) in the same manner as if such Non-U.S. Holder received a corporate distribution from New Intuitive Machines equal to the fair market value of such increased interest without any corresponding receipt of cash, the U.S. federal income tax consequences of which are described above under “— C. Tax Consequences of Ownership and Disposition of New Intuitive Machines Securities — 1. Taxation of Distributions”.

D.    Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments of distributions and the proceeds from a sale or other disposition of New Intuitive Machines Securities. A Non-U.S. Holder may have to comply with certification procedures to establish that it is not a U.S. person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Non-U.S. Holder generally will be allowed as a credit against such Non-U.S. Holder’s U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

E.    Foreign Account Tax Compliance Act

Provisions commonly referred to as “FATCA” impose withholding of thirty percent (30%) on payments of dividends (including constructive dividends) on New Intuitive Machines Securities to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied by, or an exemption applies to, the payee (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such withholding taxes, and a Non-U.S. Holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Thirty percent (30%) withholding under FATCA was scheduled to apply to payments of gross proceeds from the sale or other disposition of property that produces U.S.-source interest or dividends beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. Such proposed regulations also delayed withholding on certain other payments received from other foreign financial institutions that are allocable, as provided for under final Treasury Regulations, to payments of U.S.-source dividends, and other fixed or determinable annual or periodic income. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued. However, there can be no assurance that final Treasury Regulations will provide the same exceptions from FATCA withholding as the proposed Treasury Regulations.

Non-U.S. Holders should consult their tax advisors regarding the effects of FATCA on their ownership and disposition of New Intuitive Machines Securities.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Inflection Point is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Transactions. The following unaudited pro forma condensed combined financial information presents the combination of the financial information of Inflection Point and Intuitive Machines adjusted to give effect to the Transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

Inflection Point is a blank check company incorporated on January 27, 2021 as a Cayman Islands exempted company and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses.

Intuitive Machines designs, manufactures, and operates space products and services. Intuitive Machines’ near-term focus is to create and operate space systems and space infrastructure on and in the vicinity of the Moon that enables scientific and human exploration and utilization of lunar resources to support sustainable human presence on the Moon and exploration to Mars and beyond. Intuitive Machines is headquartered in Houston, Texas.

The unaudited pro forma condensed combined balance sheet as of September 30, 2022 combines the historical unaudited condensed balance sheet of Inflection Point as of September 30, 2022 with the historical unaudited condensed consolidated balance sheet of Intuitive Machines as of September 30, 2022, giving effect to the Business Combination as if it had been consummated on September 30, 2022.

The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2022 combines the historical unaudited condensed statement of operations of Inflection Point for the nine months ended September 30, 2022 with the historical unaudited condensed consolidated statement of operations of Intuitive Machines for the nine months ended September 30, 2022, giving effect to the Business Combination as if it had been consummated on January 1, 2021, the beginning of the earliest period presented. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2021 combines the historical audited statement of operations of Inflection Point for the period from January 27, 2021 (inception) through December 31, 2021 with the historical audited consolidated statement of operations of Intuitive Machines for the year ended December 31, 2021, giving effect to the Business Combination as if it had been consummated on January 1, 2021, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial information was derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes, which are included elsewhere in this proxy statement/prospectus:

•        The historical unaudited condensed financial statements of Inflection Point as of and for the nine months ended September 30, 2022, and the historical audited financial statements of Inflection Point as of and for the period from January 27, 2021 (inception) through December 31, 2021; and

•        The historical unaudited condensed consolidated financial statements of Intuitive Machines as of and for the nine months ended September 30, 2022, and the historical audited consolidated financial statements as of and for the year ended December 31, 2021.

The foregoing historical financial statements have been prepared in accordance with U.S. GAAP. The unaudited pro forma condensed combined financial information has been prepared based on the aforementioned historical financial statements and the assumptions and adjustments as described in the notes to the unaudited pro forma condensed combined financial information. The pro forma adjustments reflect transaction accounting adjustments related to the Business Combination, which is discussed in further detail below. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not purport to represent Inflection Point’s consolidated results of operations or the consolidated financial position that would actually have occurred had the Business Combination been consummated on the dates assumed or to project Inflection Point’s consolidated results of operations or consolidated financial position for any future date or period.

The unaudited pro forma condensed combined financial information should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Inflection Point”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Intuitive Machines”, and other financial information included elsewhere in this proxy statement/prospectus. The unaudited pro forma condensed combined financial information presents two redemption scenarios as follows:

•        Assuming No Redemptions:    This scenario assumes that no Inflection Point Class A Ordinary Shares are redeemed.

•        Assuming Maximum Redemptions:    This scenario assumes that (i) 30,075,000 Inflection Point Class A Ordinary Shares (which represents the total number of Public Shares outstanding less 2,900,000 Public Shares held by Kingstown 1740 subject to the Non-Redemption Agreement) are redeemed for an aggregate payment of approximately $302.6 million (based on the estimated per share Redemption Price of approximately $10.06 per share) from the Trust Account and (ii) New Intuitive Machines sells to CFPI $50,000,000 of shares of New Intuitive Machines Class A Common Stock at a price per share equal to 97.5% of the implied price of $10.00 per share in the Business Combination. This cash available for maximum redemptions is calculated as the cash in trust less remaining transaction costs to be paid in cash reflected in the unaudited pro forma condensed combined balance sheet.

Description of the Transactions

On September 16, 2022, Inflection Point and Intuitive Machines entered into the Business Combination Agreement, pursuant to which, (1) at the Closing and following the Domestication, (a) Inflection Point will acquire equity securities and become the managing member of Intuitive Machines OpCo and (b) Inflection Point will issue voting equity securities without economic rights to the existing Intuitive Machines Members prior to the Closing, resulting in a combined company organized in an Up-C structure, in which substantially all of the assets and business of the combined company will be held by Intuitive Machines OpCo and its subsidiaries, (2) Inflection Point will complete the Domestication and (3) Intuitive Machines will complete the Conversion and Recapitalization.

The Domestication

As a condition to the Business Combination, Inflection Point will change its jurisdiction of incorporation by effecting a deregistration under Section 206 of the Companies Act and a domestication under Section 388 of the DGCL, pursuant to which Inflection Point’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. Immediately prior to the Domestication, pursuant to the Cayman Constitutional Documents, each Inflection Point Class B Ordinary Share will convert automatically, on a one-for-one basis, into an Inflection Point Class A Ordinary Share. Immediately following such conversion, in connection with the Domestication, each of the then issued and outstanding Inflection Point Class A Ordinary Shares will convert automatically, on a one-for-one basis, into a share of New Intuitive Machines Class A Common Stock, each of which will carry voting rights of one vote per share; (iii) each of the then issued and outstanding Inflection Point Warrants will automatically become a New Intuitive Machines Warrant; and (iv) each Inflection Point Unit issued and outstanding as of immediately prior to the Domestication will automatically be canceled and each holder will receive one share of New Intuitive Machines Class A Common Stock and one-half of one New Intuitive Machines Warrant, per Inflection Point Unit held immediately prior to the Domestication.

The Conversion and Recapitalization

In connection with the Business Combination, Intuitive Machines will change its jurisdiction of organization from Texas to Delaware. Immediately prior to the Closing, Intuitive Machines will effectuate the Recapitalization whereby all outstanding equity securities of Intuitive Machines will be converted into Intuitive Machines OpCo Common Units, Intuitive Machines OpCo Options and Earn Out Units.

The Business Combination

At Closing,

(a)     New Intuitive Machines will issue or cause to be issued (i) 278 shares of New Intuitive Machines Class B Common Stock to the Intuitive Machines Members (other than the Intuitive Machines Founders), and (ii) 68,125,709 shares of New Intuitive Machines Class C Common Stock to the Intuitive Machines Founders, in each case in exchange for the Member Subscription Amount and will reserve (i) 1,874,013 shares of New Intuitive Machines Class B Common Stock for issuance upon exercise of Intuitive Machines OpCo Options and (ii) 10,000,000 shares of New Intuitive Machines Class C Common Stock for issuance upon vesting of the Earn Out Units.

(b)     New Intuitive Machines will contribute to Intuitive Machines OpCo, the Available Cash equal to, as of immediately prior to the Closing, the sum of (without duplication): (a) all amounts in the Trust Account, less (i) amounts required for the redemptions of Public Shares by Public Shareholders and (ii) transaction expenses of Intuitive Machines and Inflection Point, plus (b) the aggregate proceeds actually received by New Intuitive Machines from the Series A Investment, plus (c) the aggregate proceeds, if any, actually received by Inflection Point or New Intuitive Machines from the sale of shares of New Intuitive Machines Class A Common Stock, one or more series of preferred stock, or convertible debt securities in a private placement consummated prior to or substantially concurrently with the Closing, plus (d) all other cash and cash equivalents of New Intuitive Machines, determined in accordance with GAAP as of 11:59 p.m. Eastern Time on the day immediately preceding the Closing Date plus (e) the Member Subscription Amount in exchange for (w) a number of Intuitive Machines OpCo Common Units equal to the number of shares of New Intuitive Machines Class A Common Stock outstanding as of the Closing; (x) a number of Intuitive Machines OpCo Warrants equal to the number of New Intuitive Machines Warrants outstanding as of the Closing; (y) a number of Intuitive Machines OpCo Series A Units equal to the number of shares of Series A Preferred Stock outstanding as of the Closing and (z) a number of Intuitive Machines OpCo Preferred Investor Warrants equal to the number of Preferred Investor Warrants delivered to the Series A Investors at the Closing;

(c)     New Intuitive Machines will automatically be admitted as the managing member of Intuitive Machines OpCo in accordance with the terms of the Second A&R Operating Agreement; and

(d)     the 10,000,000 Earn Out Units received by the applicable Intuitive Machines Members will be subject to vesting and will be earned, released and delivered upon satisfaction of the following milestones: (i) 2,500,000 Earn Out Units will vest if, during the Earn Out Period, Triggering Event I occurs (Intuitive Machines is awarded the OMES III Contract by NASA), (ii) 5,000,000 Earn Out Units will vest if, within the Earn Out Period, Triggering Event I has occurred and Trigger Event II-A occurs (the volume weighted average closing sale price of New Intuitive Machines Class A Common Stock equals or exceeds $15.00 per share), (iii) 7,500,000 Earn Out Units will vest if, within the Earn Out Period, Triggering Event I has not occurred and Triggering Event II-B occurs (the volume weighted average closing sale price of New Intuitive Machines Class A Common Stock equals or exceeds $15.00 per share), and (iv) 2,500,000 Earn Out Units will vest if, within the Earn Out Period, Triggering Event III occurs (the volume weighted average closing sale price of New Intuitive Machines Class A Common Stock equals or exceeds $17.50 per share), provided, that Triggering Event II-A and Triggering Event II-B may not both be achieved. With respect to Triggering Event I, the Earn-Out Period is the time period beginning on September 16, 2022 and ending at 11:59 p.m. Eastern Time on December 31, 2023. With respect to Triggering Event II-A, Triggering Event II-B and Triggering Event III, the Earn-Out Period is the time period beginning on the date that is 150 days following the Closing Date and ending on the date that is the five (5) year anniversary of the Closing Date. If a Change of Control (as defined in the Business Combination Agreement) occurs during the Earn Out Period that results in the holders of New Intuitive Machines Class A Common Stock receiving a per share price greater than or equal to $15.00 or $17.50, respectively, then immediately prior to the consummation of such Change of Control, to the extent not previously triggered, then Triggering Event II-A, Triggering Event II-B and/or Triggering Event III will be deemed to have occurred, as applicable, and the Earn Out Units shall vest. Upon the vesting of any Earn Out Units, each applicable Intuitive Machines Member will be issued an equal number of shares of New Intuitive Machines Class C Common Stock, in exchange for the payment to New Intuitive Machines of adequate consideration (in each case, not to exceed a per-share price equal to the par value per share of such New Intuitive Machines Class C Common Stock).

Upon Closing, the Class A Common Stock ownership distribution of the post-combination company, excluding the dilutive effect of Intuitive Machines options, outstanding warrants, warrants issuable upon conversion of any working capital loans, Preferred Investor Warrants and sales under the Equity Facility (other than the Commitment Shares), will be as follows:

Total Capitalization	Assuming No Redemptions		Assuming Maximum Redemptions(1)
	Class A Common Stock	%	Class A Common Stock	%
Public Shareholders	32,975,000	76.0	2,900,000	15.7
Sponsor	8,243,750	19.0	8,243,750	44.7
Intuitive Machines Members	2,066,667	4.8	2,066,667	11.2
CFPI	100,000	0.2	5,228,205	28.4
Total Shares	43,385,417	100.0	18,438,622	100.0

____________

(1)      Assumes that all holders of public shares exercise their redemption rights in connection with the Business Combination with the exception of 2.9 million shares held by Kingstown 1740, an affiliate of the Sponsor. Under the Non-Redemption Agreement, Kingstown 1740 agreed not to redeem the 2.9 million Business Combination Non-Redemption Shares (including the IPO Redemption Waiver Covered Shares). This scenario also assumes that New Intuitive Machines will exercise its right to direct CFPI to make a purchase of 5.1 million shares of Class A Common Stock under the Equity Facility.

Other instruments	Shares	Class/Instrument
PIPE Investors	26,000	Preferred Shares
Intuitive Machines Members(2)	278	Class B Shares
Intuitive Machines Members(2)	68,125,709	Class C Shares
Public Shareholders	16,487,500	Public Warrants
Sponsor	6,845,000	Private Warrants
PIPE Investors	541,667	Preferred Investor Warrants
Intuitive Machines Members(2)	10,000,000	Earn Out Units

____________

(2)      New Intuitive Machines Class B Shares and New Intuitive Machines Class C Shares represent noneconomic ownership in the post-combination company; however, these shares coincide with Intuitive Machines OpCo Common Units, which represent an economic interest in Intuitive Machines OpCo.

The Series A Investment

On September 16, 2022, concurrently with the execution of the Business Combination Agreement, Inflection Point entered into the Series A Purchase Agreement with the Series A Investors, pursuant to, and on the terms and subject to the conditions of which, New Intuitive Machines will issue and sell to the Series A Investors (i) an aggregate of 26,000 shares of Series A Preferred Stock which will be convertible into shares of New Intuitive Machines Class A Common Stock in accordance with the terms of the Certificate of Designation to be adopted by the Inflection Point Board following the Domestication but prior to Closing and (ii) Preferred Investor Warrants to purchase 541,667 shares of New Intuitive Machines Class A Common Stock at an initial exercise price of $15.00 per share, subject to adjustment. The Series A Investment will be consummated following the Domestication but immediately prior to the Closing.

Non-Redemption Arrangements

Kingstown 1740 has entered into two separate, but overlapping agreements waiving certain redemption rights with respect to shares of Inflection Point Class A Ordinary Shares underlying Inflection Point Units purchased by Kingstown 1740 in the IPO.

In connection with the IPO, Kingstown 1740 entered into the IPO Redemption Waiver with Inflection Point dated September 21, 2021. The IPO Redemption Waiver provides that, only for so long as necessary in order for Inflection Point to have shareholders’ equity of at least $5,000,001, Kingstown 1740 has waived its rights to redeem the 1,386,989 IPO Redemption Waiver Covered Shares in connection with an IPO Redemption Waiver Covered Event ((a) the consummation of an initial business combination, including, without limitation, any such rights available in the context of a shareholder vote to approve such initial business combination or (b) in connection with a shareholder vote to amend our Cayman Constitutional Documents (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination by September 24, 2023 (or such later date if Inflection Point submits and its shareholders approve an extension of such date) or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity or in the context of a tender offer made by Inflection Point to purchase Inflection Point Class A Ordinary Shares). However, if, at the time of an IPO Redemption Waiver Covered Event, it is not necessary for Kingstown 1740 to waive redemption rights with respect to any or all of the IPO Redemption Waiver Covered Shares in order for Inflection Point to have shareholders’ equity of $5,000,001, the IPO Redemption Waiver automatically and without further action by Inflection Point or Kingstown 1740, terminates and is of no further force and effect with respect to such IPO Redemption Waiver Covered Shares in connection with such IPO Redemption Waiver Covered Event. No consideration was provided to Kingstown 1740 in exchange for the IPO Redemption Waiver.

Concurrently with the execution of the Business Combination Agreement, Inflection Point and Intuitive Machines entered into the Non-Redemption Agreement with Kingstown 1740, pursuant to which Kingstown agreed not to redeem any of the 2,900,000 Business Combination Non-Redemption Covered Shares (Inflection Point Class A Ordinary Shares the underlying the 2,900,000 Inflection Point Units purchased by it in the IPO). The Business Combination Non-Redemption Covered Shares include the 1,386,989 IPO Redemption Waiver Covered Shares, as well as the other 1,513,011 Inflection Point Class A Ordinary Shares underlying the 2,900,000 Inflection Point Units purchased by Kingstown 1740 in the IPO. In contrast to the IPO Redemption Waiver, which only applies to the IPO Redemption Waiver Covered Events, and only if and to the extent necessary in order for Inflection Point to have shareholders’ equity of $5,000,001, the Non-Redemption Agreement is a general waiver of Kingstown 1740’s redemption rights with respect to the Business Combination Non-Redemption Shares. The Non-Redemption Agreement prohibits Kingstown 1740 from exercising redemption rights with respect to the Business Combination Non-Redemption Covered Shares in connection with the Business Combination or otherwise unless and until the Non-Redemption Agreement Terminates. The Non-Redemption Agreement will terminate and be of no further force and effect upon the earliest to occur of (a) the termination of the Business Combination Agreement in accordance with its terms, (b) the Closing of the Business Combination and (c) the mutual consent of Inflection Point, Intuitive Machines and Kingstown 1740. No consideration was provided to Kingstown 1740 in exchange for entering the Non-Redemption Agreement.

Accounting for the Business Combination

The Business Combination will be accounted for as a common control transaction with respect to Intuitive Machines which is akin to a reverse recapitalization. Net assets of Inflection Point will be stated at historical cost with no goodwill or other intangible assets recorded in accordance with GAAP. The Business Combination with respect to Intuitive Machines will not be treated as a change in control due primarily to one of the Intuitive Machines Members receiving the controlling voting stake in the post-combination company; their continued management of the post-combination company; and their ability to nominate a majority of the board of directors of the post-combination company. Under the guidance in ASC 805 for transactions between entities under common control, the assets, liabilities, and noncontrolling interests of Intuitive Machines and Inflection Point are recognized at their carrying amounts on the date of the Business Combination.

Under a reverse recapitalization, Inflection Point will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Intuitive Machines issuing stock for the net assets of Inflection Point, accompanied by a recapitalization.

Tax Receivable Agreement

The Business Combination Agreement contemplates that, at the Closing, New Intuitive Machines will enter into a Tax Receivable Agreement with Intuitive Machines OpCo and the TRA Holders. Pursuant to the Tax Receivable Agreement, New Intuitive Machines will generally be required to pay the TRA Holders 85% of the amount of the cash tax savings, if any, in U.S. federal, state, and local taxes that are based on, or measured with respect to, net income or profits, and any interest related thereto that New Intuitive Machines (and applicable consolidated, unitary, or combined subsidiaries thereof, if any and collectively the “Tax Group”) realizes, or is deemed to realize, as a result of certain tax attributes (the “Tax Attributes”), including:

•        existing tax basis in certain assets of Intuitive Machines OpCo and certain of its direct or indirect subsidiaries, including assets that will eventually be subject to depreciation or amortization, once placed in service;

•        tax basis adjustments resulting from taxable exchanges of Intuitive Machines OpCo Common Units (including any such adjustments resulting from certain payments made by New Intuitive Machines under the Tax Receivable Agreement) acquired by New Intuitive Machines from a TRA Holder pursuant to the terms of the Second A&R Operating Agreement;

•        certain tax benefits realized by New Intuitive Machines as a result of certain U.S. federal income tax allocations of taxable income or gain away from New Intuitive Machines and to other members of Intuitive Machines OpCo and deductions or losses to New Intuitive Machines and away from other members of Intuitive Machines OpCo, in each case as a result of the Business Combination; and

•        tax deductions in respect of portions of certain payments made under the Tax Receivable Agreement.

Upon the completion of the Business Combination, New Intuitive Machines will be a party to the Tax Receivable Agreement. Under the terms of the Tax Receivable Agreement, New Intuitive Machines will make payments to the TRA Holders in respect of 85% of the cash tax savings resulting from the net tax benefit to New Intuitive Machines of certain tax attributes (calculated using certain assumptions, and subject to the terms of the Tax Receivable Agreement). However, until a TRA Holder exchanges at least 5% of its Intuitive Machines OpCo Common Units, New Intuitive Machines will hold such payments applicable to existing basis until the TRA Holder satisfies such threshold exchange. Upon the completion of the Business Combination, no TRA Holder will have exchanged at least 5% of its Intuitive Machines OpCo Common Units. The tax impacts of the transaction were estimated based on the applicable law in effect on September 30, 2022.

Due to the uncertainty as to the amount and timing of future exchanges of Intuitive Machines OpCo Common Units by the TRA Holders and as to the price of New Intuitive Machines Class A Common Stock at the time of any such exchanges, the unaudited pro forma condensed combined financial information does not assume that any existing equityholder of Intuitive Machines OpCo have exchanged Intuitive Machines OpCo Common Units that would create an obligation under the Tax Receivable Agreement. Therefore, no increases in tax basis in Intuitive Machines OpCo’s assets or other tax benefits that may be realized under the Tax Receivable Agreement have been reflected in the unaudited condensed combined pro forma financial information. Future exchanges will result in incremental tax attributes and potential cash tax savings for New Intuitive Machines. Depending on New Intuitive Machines’ assessment on realizability of such tax attributes, the arising Tax Receivable Agreement liability will be recorded at the exchange date against equity, or at a later point through income.

However, if all of the TRA Holders were to exchange or sell us all of their Intuitive Machines OpCo Common Units, we would recognize a deferred tax asset of approximately $169.2 million and a liability under the Tax Receivable Agreement of approximately $147.2 million, assuming: (i) all exchanges or purchases occurred on the same day; (ii) a price of $10 per share; (iii) a constant corporate tax rate; (iv) that we will have sufficient taxable income to fully utilize the tax benefits; and (v) no material changes in tax law. These amounts are estimates and have been prepared for illustrative purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the exchanges, the price per share of New Intuitive Machines Class A Common Stock at the time of the exchange, and the tax rates then in effect and certain change of control or early termination events occurring.

If New Intuitive Machines exercises its right to terminate the Tax Receivable Agreement or in the case of a change in control of New Intuitive Machines or a material breach of New Intuitive Machines’ obligations under the Tax Receivable Agreement, all obligations under the Tax Receivable Agreement will be accelerated and New Intuitive Machines will be required to make a payment to the TRA Holders in an amount equal to the present value of future payments under the Tax Receivable Agreement. This payment would be based on certain assumptions, including that New Intuitive Machines would have sufficient taxable income to fully utilize the benefits arising from the Tax Attributes subject to the Tax Receivable Agreement. If New Intuitive Machines were to elect to terminate the Tax Receivable Agreement immediately after the business combination, assuming the market value of New Intuitive Machines Class A Common Stock is equal to $10 per share, Inflection Point currently estimates that it would be required to pay approximately $99.7 million to satisfy its total liability.

Equity Facility

On September 16, 2022, Inflection Point entered into the Cantor Purchase Agreement with CFPI relating to the Equity Facility. Pursuant to the terms of the Cantor Purchase Agreement, New Intuitive Machines will have the right, but not the obligation, from time to time at its sole discretion, until the first day of the month following the 18-month period from and after the Commencement, to direct CFPI to purchase up to the lesser of (i) $50 million of newly issued New Intuitive Machines Class A Common Stock and (ii) the Exchange Cap, by delivering written notice to CFPI prior to the commencement of trading on any trading day, subject to certain customary conditions and limitations set forth in the Cantor Purchase Agreement. In connection with the execution of the Cantor Purchase Agreement, Inflection Point agreed to issue the Commitment Shares to CFPI. The Commitment Shares are reflected in the capitalization table under the no redemptions scenario; however no pro forma adjustment has been applied related to these shares in this scenario as no cash is exchanged and the par value is immaterial.

Proceeds related to the Equity Facility are fully reflected under the maximum redemptions scenario exclusively, as it is the intent of New Intuitive Machines to exercise its right to direct CFPI to make a purchase under the Equity Facility, only to the extent required to keep the minimum cash coming from the Business Combination at $105 million. The Equity Facility will be accounted for as a purchased put option under ASC 815, Derivatives and Hedging. The Commitment Shares issued to CFPI in accordance with the Cantor Purchase Agreement will be classified as equity.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to the transaction accounting required for the Business Combination and Transactions. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of the combined entity upon the Closing.

Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements are described in the accompanying notes thereto. The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination and related transactions occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial statements do not purport to project the future operating results or financial position of Inflection Point following the completion of the Transactions. The unaudited pro forma adjustments represent Inflection Point management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

Inflection Point and Intuitive Machines have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of September 30, 2022
(in thousands)

	Intuitive Machines Historical	IPAX Historical	Transaction Adjustments Assuming No Redemptions		Pro Forma Combined Assuming No Redemptions	Transaction Adjustments Assuming Maximum Redemptions		Pro Forma Combined Assuming Maximum Redemptions
ASSETS
Current assets
Cash and cash equivalents	8,952	19	331,743	(A)	342,433	(302,555)	(J)	89,878
			26,000	(B)		50,000	(K)
			(24,281)	(C)
Restricted cash	62	—			62			62
Trade accounts receivable, net	13,710	—			13,710			13,710
Contract assets	14,499	—			14,499			14,499
Prepaid and other current assets	4,533	458	(3,339)	(C)	1,652			1,652
Total current assets	41,756	477	330,123		372,356	252,555		119,801

Noncurrent assets
Property and equipment, net	17,210	—			17,210			17,210
Operating lease right-of-use assets	1,932	—			1,932			1,932
Marketable securities held in trust account	—	331,743	(331,743)	(A)	—			—
Total noncurrent assets	19,142	331,743	(331,743)		19,142	—		19,142
Total assets	60,898	332,220	(1,620)		391,498	(252,555)		138,943

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	6,603	—			6,603			6,603
Accounts payable – affiliated companies	1,944	—			1,944			1,944
Current maturities of long-term debt	7,972	—			7,972			7,972
Contract liabilities, current	64,897	—			64,897			64,897
Operating lease liabilities, current	738	—			738			738
Other current liabilities	5,498	—	(2,620)	(C)	2,878			2,878
Accrued offering costs and expenses	—	2,238	(2,238)	(C)	—			—
Due to related party	—	110			110			110
Working Capital Loan	—	125			125			125
Total current liabilities	87,652	2,473	(4,858)		85,267	—		85,267

Noncurrent liabilities
Long-term debt, net of current maturities	11,982	—			11,982			11,982
Contract liabilities, non-current	3,296	—			3,296			3,296
Operating lease liabilities, non-current	2,132	—			2,132			2,132
Simple Agreements for Future Equity (“SAFE Agreements”)	18,042	—	(18,042)	(E)	—			—
Other long-term liabilities	8,081	—	93,578	(G)	101,659			101,659
Deferred underwriting fee	—	11,541	(11,541)	(C)	—			—
Total noncurrent liabilities	43,533	11,541	63,995		119,069	—		119,069

Total liabilities	131,185	14,014	59,137		204,336	—		204,336

Common stock subject to possible redemption	—	317,873	(317,873)	(D)	—			—
Series A Preferred Stock subject to possible redemption	—	—	25,903	(B)	25,903			25,903
Non-controlling interests	—	—	114,343	(I)	114,343	(165,807)	(I)	(51,464)
Shareholders’ equity
Class A common stock	—	—	3	(D)	4	(3)	(J)	2
			1	(F)		1	(K)
Common units	1	—	(1)	(E)	—			—
Class B common stock	—	1	(1)	(F)	—			—
Class C common stock	—	—	7	(E)	7			7
Paid-in capital	14,722	1,598	97	(B)	131,915	165,807	(I)	46,451
			(11,221)	(C)		(302,552)	(J)
			317,870	(D)		51,281	(K)
			18,036	(E)
			(1,266)	(H)
			(114,343)	(I)
			(93,578)	(G)
Retained earnings/(accumulated deficit)	(85,010)	(1,266)	1,226	(H)	(85,010)	(1,282)	(K)	(86,292)
Total shareholders’ equity	(70,287)	333	116,870		46,916	(86,748)		(39,832)
Total liabilities and shareholders’ equity	60,898	332,220	(1,620)		391,498	(252,555)		138,943

Unaudited Pro Forma Condensed Combined Statement of Operations
Nine Months Ended September 30, 2022
(In thousands)

	Intuitive Machines Historical	IPAX Historical	Transaction Adjustments Assuming No Redemptions		Pro Forma Combined Assuming No Redemptions	Transaction Adjustments Assuming Maximum Redemptions		Pro Forma Combined Assuming Maximum Redemptions
REVENUES
Revenues	47,959	—			47,959			47,959

OPERATING EXPENSES
Formation and operating costs	—	2,937			2,937			2,937
Cost of revenues	54,688	—			54,688			54,688
General and administrative expense	11,004	—			11,004			11,004
Depreciation and amortization	783	—			783			783
Total operating expenses	66,475	2,937	—		69,412	—		69,412

Loss from Operations	(18,516)	(2,937)	—		(21,453)	—		(21,453)

OTHER NONOPERATING INCOME
Other income (expense), net	5	—			5			5
Change in fair value of SAFE agreements	181	—			181			181
Interest income (expense), net	(523)	1,987	(1,987)	(AA)	(523)			(523)
Total other nonoperating income (loss)	(337)	1,987	(1,987)		(337)	—		(337)

Net income (loss) before provision for income taxes	(18,853)	(950)	(1,987)		(21,790)	—		(21,790)
Income tax expense	25	—	(1,839)	(BB)	(1,814)	840	(BB)	(974)
Net income (loss)	(18,828)	(950)	(3,826)		(23,604)	840		(22,764)
Net income (loss) attributable to non-controlling interests, net of tax	—	—	(14,421)	(CC)	(14,421)	(3,495)	(CC)	(17,915)
Net Income (loss) attributable to Intuitive Machines Inc.	(18,828)	(950)	10,594		(9,184)	4,335		(4,849)

Weighted average shares outstanding of redeemable Class A common stock		32,975,000
Basic and diluted net loss per share, redeemable Class A common stock		(0.02)
Weighted average shares outstanding of Class B non-redeemable common stock		8,243,750
Basic and diluted net loss per share, Class B non-redeemable common stock		(0.02)
Pro forma weighted average shares outstanding of Class A common stock	122,500,108				43,385,417			18,438,622
Pro forma basic and diluted net loss per share, Class A common stock	(0.15)				(0.21)			(0.26)

Unaudited Pro Forma Condensed Combined Statement of Operations
(in thousands)

	Year Ended December 31, 2021	For the period from January 27, 2021 (inception) through December 31, 2021	Transaction Adjustments Assuming No Redemptions		Pro Forma Combined Assuming No Redemptions	Transaction Adjustments Assuming Maximum Redemptions		Pro Forma Combined Assuming Maximum Redemptions
	Intuitive Machines Historical	IPAX Historical
REVENUES
Revenues	72,550	—			72,550			72,550

OPERATING EXPENSES
Formation and operating costs	—	491			491			491
Cost of services	100,307	—			100,307			100,307
General and administrative	9,291	—			9,291			9,291
Depreciation	840	—			840			840
Total operating expenses	110,438	491	—		110,929	—		110,929

Loss from Operations	(37,888)	(491)	—		(38,379)	—		(38,379)

OTHER NONOPERATING INCOME
Gain on extinguishment of debt	1,806	—			1,806			1,806
Change in fair value of over-allotment	—	193			193			193
Issuance cost of over-allotment	—	(23)			(23)			(23)
Interest income (expense), net	(224)	6	(6)	(AA)	(224)			(224)
Change in fair value of SAFE agreements	527	—			527			527
Other income, net	133	—			133	(1,282)	(DD)	(1,149)
Total other nonoperating income	2,242	176	(6)		2,412	(1,282)		1,130

Net income (loss) before provision for income taxes	(35,646)	(315)	(6)		(35,967)	(1,282)		(37,249)
(Provision for)/Benefit from income taxes	(2)	—	(2,045)	(BB)	(2,047)	917	(BB)	(1,131)
Net income (loss)	(35,648)	(315)	(2,051)		(38,014)	(365)		(38,380)
Net income (loss) attributable to non-controlling interests, net of tax	—	—	(23,224)	(CC)	(23,224)	(6,981)	(CC)	(30,205)
Net Income (loss) attributable to Intuitive Machines Inc.	(35,648)	(315)	21,173		(14,790)	6,615		(8,175)

Weighted average shares outstanding of redeemable Class A common stock		9,322,714
Basic and diluted net loss per share, redeemable Class A common stock		(0.02)
Weighted average shares outstanding of Class B non-redeemable common stock		7,485,546
Basic and diluted net loss per share, Class B non-redeemable common stock		(0.02)
Pro forma weighted average shares outstanding of Class A common stock	122,500,000				43,385,417			18,438,622
Pro forma basic and diluted net loss per share, Class A common stock	(0.29)				(0.34)			(0.44)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1. Basis of Presentation

The pro forma adjustments have been prepared as if the Business Combination had been consummated on September 30, 2022, in the case of the unaudited pro forma condensed combined balance sheet, and as if the Business Combination had been consummated on January 1, 2021, in the case of the unaudited pro forma condensed combined statement of operations, as this is the beginning of the earliest period presented in the unaudited pro forma condensed combined statements of operations.

The Business Combination will be accounted for as a common control transaction, with no goodwill or other intangible assets recorded, in accordance with GAAP.

Under this method of accounting, Inflection Point will be treated as the “acquired” company for financial reporting purposes. Under the guidance in ASC 805 for transactions between entities under common control, the assets, liabilities, and noncontrolling interests of Intuitive Machines and Inflection Point are recognized at their carrying amounts on the date of the Business Combination. Intuitive Machines has been determined to be the predecessor to the combined entity.

The pro forma adjustments represent management’s estimates based on information available as of the date of this proxy statement/prospectus and are subject to change as additional information becomes available and additional analyses are performed. Management considers this basis of presentation to be reasonable under the circumstances.

One-time direct and incremental transaction costs anticipated to be incurred prior to, or concurrent with, the Closing of the Business Combination are reflected in the unaudited pro forma condensed combined balance sheet as a direct reduction to the combined entity’s additional paid-in capital and are assumed to be cash settled.

2. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Consolidated Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed consolidated combined balance sheet as of September 30, 2022 are as follows:

A.     Reflects the reclassification of cash and marketable securities held in short-term investments that become available in conjunction with the Business Combination.

B.      Represents the pro forma adjustment to record the proceeds of $26.0 million from the Series A Investment and the issuance of 26 thousand shares of Series A Preferred Stock and 0.5 million Preferred Investor Warrants. The Preferred Stock is not classified as a liability pursuant to ASC 480, due to the fact that it is not a mandatorily redeemable financial instrument, it represents an outstanding share, and it is convertible into a fixed number of shares. The Preferred Stock is redeemable at the option of the holder. Therefore, the Preferred Stock is required to be classified outside of permanent equity pursuant to ASC 480-10-S99. The shares of Series A Preferred Stock will be classified as temporary equity. The Preferred Investor Warrants issued with the Series A Preferred Stock are exercisable for New Intuitive Machines Class A Common Stock. The Preferred Investor Warrants were evaluated and deemed not to be a liability, the Preferred Investor Warrants were determined to meet the definition of a derivative, but qualified for the scope exception for instruments in an entity’s own equity as the Preferred Investor Warrants are indexed to New Intuitive Machines’ own stock and meet the criteria for equity classification.

C.     Represents the pro forma adjustment to record estimated transaction costs of $25.0 million, which are direct and incremental to the Business Combination. Inflection Point had incurred $2.2 million in accrued offering costs on the balance sheet as of September 30, 2022. Intuitive Machines had incurred and accrued for $3.3 million in transaction costs on the balance sheet as of September 30, 2022, relating to legal, third-party advisory, investment banking, and other miscellaneous fees. The payment of $25.0 million in transaction costs reflects the current estimate of transaction costs associated with the Business Combination. As the Business Combination will be accounted for similar to a reverse recapitalization, these costs will be reflected as a reduction to additional paid-in-capital and cash and cash equivalents.

Citi, the underwriter to the IPAX IPO, did not participate in the Business Combination and waived $11.5 million in deferred underwriting fees that were accrued on the balance sheet as of September 30, 2022 and due upon Closing. As such, we have reflected the elimination of this liability with an offsetting adjustment to additional paid-in-capital.

D.     Reflects the reclassification of $317.9 million of Inflection Point Class A Ordinary Shares subject to possible redemption.

E.      Represents issuance of 2.1 million shares of New Intuitive Machines Class A Common Stock, 278 shares of noneconomic New Intuitive Machines Class B Common Stock, and 68.1 million shares of noneconomic New Intuitive Machines Class C Common Stock to Intuitive Machines Members. Upon Closing and as part of this issuance, Intuitive Machines’ legacy SAFE liability is expected to be eliminated and converted into approximately 2.1 million shares of New Intuitive Machines Class A Common Stock. The conversion of the SAFE Agreements into New Intuitive Machines Class A Common Stock represents the settlement of a liability measured at fair value for shares and results in the derecognition of liabilities of approximately $18.0 million with an offsetting entry to common stock and additional paid-in-capital for the issuance of shares. The conversion rate was determined as the purchase amount of each SAFE Agreement divided by the conversion price (equal to the Redemption Price per share), which included a 10% discount rate in some cases, as defined in the SAFE Agreements.

F.      Represents the pro forma adjustment to record the conversion of the Sponsor’s 8.2 million shares of Inflection Point Class B Ordinary Shares into Inflection Point Class A Ordinary Shares.

G.     Reflects the estimated fair value of the Earn Out Units issued at Closing to the Intuitive Machines Founders. An analysis was performed, and it was determined that the Earn Out Units are not indexed to Inflection Point’s own stock and are therefore accounted for as a liability which will be remeasured to fair value at subsequent reporting dates with the change in fair value recognized as a gain or loss in the statement of operations. The pro forma value of the Earn Out Units was estimated using a Monte Carlo simulation model. The significant assumptions utilized in estimating the fair value of the Earn Out Units include the following: (i) Inflection Point stock price of $9.86; (ii) a dividend yield of 0.0%; (iii) a risk-free rate of 3.99%; and (iv) expected equity volatility of 100.0%. Estimates are subject to changes as additional information becomes available and additional analyses are performed and such changes could be material once the final valuation is determined at the Closing. Changes in these assumptions would be expected to impact the fair value of the Earn Out Units. A 10% increase or decrease in the per share market price of the New Intuitive Machines Class A Common Stock would cause the fair value of the Earn Out Units to change by approximately $10.2 million and $(10.2) million, respectively. A 50-basis point increase or decrease in the risk-free rate would cause the fair value of the Earn Out Units to change by approximately $0.8 million and $(0.9) million, respectively. A 10% increase or decrease to the expected equity volatility would cause the fair value of the Earn Out Units to change by approximately $1.3 million and $(1.0) million, respectively. The achievement of certain contractual terms would also impact the fair value of the Earn Out Units; for example, Triggering Event I occurs if Intuitive Machines is awarded the OMES III Contract by NASA.

H.     Reflects the elimination of Inflection Point retained earnings at Closing.

I.       Immediately following the Business Combination, the economic interests held by the noncontrolling interest (comprising Intuitive Machines OpCo Common Units issued at Closing) will be approximately 61.1% under the no redemptions scenario and 78.7% under the maximum redemptions scenario. The following table shows the economic interest of Intuitive Machines OpCo immediately following the closing of the Business Combination:

Intuitive Machines OpCo Common Units	Assuming No Redemptions		Assuming Maximum Redemptions
	Units	%	Units	%
New Intuitive Machines	43,385,417	38.9%	18,438,622	21.3%
Intuitive Machines Members	68,125,987	61.1%	68,125,987	78.7%
Total Common Units	111,511,404	100.0%	86,564,609	100.0%

The percentage representing the noncontrolling interest under the no redemptions scenario was calculated as Intuitive Machines OpCo Common Units issued at Closing of 68,125,987 divided by 111,511,404, which is the sum of shares of New Intuitive Machines Class A Common Stock and Intuitive Machines OpCo Common Units that will be outstanding following the Business Combination assuming no redemptions. The percentage representing the noncontrolling interest under the maximum redemptions scenario was calculated as New Intuitive Machines Class A Common Stock issued at Closing of 68,125,987 divided by 86,564,609, which is the sum of shares of New Intuitive Machines Class A Common Stock and Intuitive Machines OpCo Common Units that will be outstanding following the Business Combination assuming maximum redemptions.

         Net assets attributable to the noncontrolling interest assuming no redemptions will be $114.3 million (i.e., 61.1% of net assets of $187.2 million). The incremental adjustment to arrive at net assets attributable to the noncontrolling interest assuming maximum redemptions will be ($165.8) million (i.e., 78.7% of net assets of ($65.4) million, or ($51.5) million, less the adjustment to arrive at net assets attributable to the noncontrolling interest assuming no redemptions).

J.       Represents the pro forma adjustment to record the redemption of 30.1 million Inflection Point Class A Ordinary Shares given a maximum redemption scenario (which represents the total number of Public Shares outstanding less 2,900,000 Public Shares held by Kingstown 1740 subject to the Non-Redemption Agreement), at an assumed Redemption Price of $10.06 per share, which is inclusive of interest earned on funds held in the Trust Account.

K.      Represents the issuance of approximately 5.1 million shares of New Intuitive Machines Class A Common Stock to CFPI and proceeds of $50.0 million related to the Equity Facility. New Intuitive Machines only intends to exercise their right to direct CFPI to make a purchase under the Equity Facility for the entire $50.0 million in the maximum redemptions scenario. While New Intuitive Machines has no obligation under the Equity Facility, their intent is to exercise their right under the agreement to maintain at least $105 million in cash coming into the business as a result of the Business Combination. To the extent redemptions are less than the maximum scenario, New Intuitive Machines would reduce the amount of shares issued under the Equity Facility, only to the extent required to keep the minimum cash coming from the Business Combination at $105 million. There are no conditions or circumstances under which the additional 5.1 million shares would not be issued under the maximum redemptions scenario. Thus, the proceeds and related issuance is only reflected in this scenario. If issued, these shares will be issued at a price of 97.5% of VWAP, and the difference between the fair value of the shares issued and the cash received will be recorded as an expense to reflect the non-pro-rata distribution to an equity holder. These shares will not be considered outstanding for legal purposes because they will not be issued concurrently with Closing. However, because the intent is to maintain at least $105 million in cash coming into the business and as the executed agreement is in place, it was determined to be appropriate to reflect the expected issuance of these shares for accounting purposes under the maximum redemptions scenario as part of the unaudited pro forma financial information. Prior to and at the time of the issuance of any such shares, New Intuitive Machines will need to comply with the conditions set forth in the Cantor Purchase Agreement.

3. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of Operations

The adjustments included in the unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2022 and for the fiscal year ended December 31, 2021 are as follows:

AA.  Reflects the elimination of interest income earned on the Trust Account.

BB.   Represents the estimated tax impact from adjustments related to the Business Combination. Following the Business Combination, Intuitive Machines OpCo will continue to be treated as a partnership for U.S. federal and state income tax purposes. Thus, its income and loss will flow through to its partners, including New Intuitive Machines and will generally be taxable at the partner level. The adjustment is based on current tax expense and is computed as estimated pro forma taxable income of Intuitive Machines times the controlling interest ownership percentage which is then multiplied by the pro forma tax rate. The pro forma tax rates equals the U.S. federal statutory rate and an apportioned state tax rate. No deferred taxes are included in the pro forma tax provision because New Intuitive Machines is not more likely than not to benefit from the related deferred tax assets.

CC.   Immediately following the Business Combination, the economic interests held by the noncontrolling interest (comprising Intuitive Machines OpCo Common Units at Closing) will be approximately 61.1% under the no redemptions scenario and 78.7% under the maximum redemptions scenario. The percentage representing the noncontrolling interest under the no redemptions scenario was calculated as Intuitive

Machines OpCo Common Units issued at Closing of 68,125,987 divided by 111,511,404, which is the sum of shares of New Intuitive Machines Class A Common Stock and Intuitive Machines OpCo Common Units that will be outstanding following the Business Combination assuming no redemptions. The percentage representing the noncontrolling interest under the maximum redemptions scenario was calculated as Intuitive Machines OpCo Common Units issued at closing of 68,125,987 divided by 86,564,609, which is the sum of shares of New Intuitive Machines Class A Common Stock and Intuitive Machines OpCo Common Units that will be outstanding following the Business Combination assuming maximum redemptions.

         For the nine months ended September 30, 2022, net losses attributable to the noncontrolling interest assuming no redemptions will be $14.4 million (i.e., 61.1% of net losses of $23.6 million). The incremental adjustment to arrive at net losses attributable to the noncontrolling interest assuming maximum redemptions will be ($3.5) million (i.e., 78.7% of net losses of $22.8 million less the adjustment to arrive at net losses attributable to the noncontrolling interest assuming no redemptions).

         For the year ended December 31, 2021, net losses attributable to the noncontrolling interest assuming no redemptions will be $23.2 million (i.e., 61.1% of net losses of $38.0 million). The incremental adjustment to arrive at net losses attributable to the noncontrolling interest assuming maximum redemptions will be ($7.0) million (i.e., 78.7% of net losses of $38.4 million less the adjustment to arrive at net losses attributable to the noncontrolling interest assuming no redemptions).

DD.   Reflects the nonrecurring expense associated with non-pro-rata issuance of equity to a shareholder; the balance sheet impact related to this liability is reflected at adjustment (K).

4. Loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2021. As the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire periods presented. When assuming maximum redemptions, this calculation is adjusted to eliminate such shares for the entire period.

The unaudited pro forma condensed combined net loss per share has been prepared assuming no redemptions and assuming maximum redemptions for the nine months ended September 30, 2022 and year ended December 31, 2021, respectively:

	Nine Months Ended September 30, 2022		Year Ended December 31, 2021
(in thousands, except share and per share data)	Assuming No Redemptions	Assuming Maximum Redemptions	Assuming No Redemptions	Assuming Maximum Redemptions
Pro forma net loss attributable to shareholders	$(9, 184)	$(4,849)	$(14,790)	$(8,175)
Pro forma weighted average Class A Common Stock outstanding – basic and diluted(1)(2)	43,385,417	18,438,622	43,385,417	18,438,622
Pro forma Class A Common Stock loss per share(1)	$(0.21)	$(0.26)	$(0.34)	$(0.44)
Pro forma weighted average preferred shares outstanding(3)	26,000	26,000	26,000	26,000

____________

(1)      Excludes Inflection Point’s 16,487,500 Public Warrants and 6,845,000 Private Placement Warrants from the computation of diluted net loss per share attributable to common shareholders for the periods indicated because including them would have had an antidilutive effect.

(2)      Includes shares issued to CFPI, which are not legally issued and outstanding as of Closing. See adjustment (K) for further details related to this arrangement. If the Company does not utilize the Equity Facility based on actual redemptions of less than the maximum scenario, pro forma weighted average Class A Common Stock would decrease by approximately 100,000 shares and loss per share for the year ended December 31, 2021 would be $(0.43) per share, due to the 2.5% discount on shares issued to CFPI. There would be no change in loss per share for the nine months ended September 30, 2022.

(3)      The preferred shares are participating securities; however, the preferred shares do not share in losses. As the company is in a loss position, no loss was allocated to these shares.

The following table includes all potentially dilutive securities that are excluded from pro forma net losses for each period:

Potentially dilutive securities	Nine months ended September 30, 2022		Year ended December 31, 2021
	Assuming No Redemptions	Assuming Maximum Redemptions	Assuming No Redemptions	Assuming Maximum Redemptions
Intuitive Machines Members	68,125,987	68,125,987	68,125,987	68,125,987
Other Intuitive Machines	1,874,013	1,874,013	1,874,013	1,874,013
Working Capital Loan Warrantholders	1,500,000	1,500,000	1,500,000	1,500,000
Public Warrantholders	16,487,500	16,487,500	16,487,500	16,487,500
Private Placement Warrantholders	6,845,000	6,845,000	6,845,000	6,845,000
PIPE Investors	2,166,667	2,166,667	2,166,667	2,166,667
PIPE Warrants	541,667	541,667	541,667	541,667
Earn Out Units	10,000,000	10,000,000	10,000,000	10,000,000
Total	107,540,834	107,540,834	107,540,834	107,540,834

INFORMATION ABOUT INFLECTION POINT

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to Inflection Point prior to the consummation of the Business Combination.

General

Inflection Point is a special purpose acquisition company that was incorporated on January 27, 2021 as a Cayman Islands exempted company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Inflection Point has neither engaged in any operations nor generated any revenues to date.

Initial Public Offering

On February 3, 2021, the Sponsor paid $25,000, or approximately $0.003 per share, to cover certain offering and formation costs in consideration for 7,187,500 Founder Shares. On March 5, 2021, we effected a 1.2 to 1 share recapitalization with respect to the Inflection Point Class B Ordinary Shares, resulting in the Sponsor holding an aggregate of 8,625,000 Founder Shares. Up to 1,125,000 Founder Shares were subject to forfeiture by the Sponsor depending on the extent to which the underwriters’ over-allotment option was exercised. On October 29, 2021, as a result of the partial exercise of the over-allotment option, the Sponsor forfeited 381,250 Founder Shares and the remaining Founder Shares are no longer subject to forfeiture.

The registration statement for our IPO was declared effective on September 21, 2021. On September 24, 2021, we consummated our IPO of 30,000,000 Inflection Point Units. Each Inflection Point Unit was sold at a price of $10.00 per Inflection Point Unit, generating gross proceeds of $300,000,000. The underwriters had a 45-day option from September 21, 2021 to purchase up to an additional 4,500,000 Inflection Point Units to cover over-allotments, if any. On October 29, 2021, the underwriters partially exercised the over-allotment option and purchased an additional 2,975,000 Inflection Point Units generating additional gross proceeds of $29,750,000, and forfeited their option to purchase the remaining 1,525,000 Inflection Point Units. Each Inflection Point Unit consists of one Inflection Point Class A Ordinary Share and one-half of one Inflection Point Warrant, with each whole Inflection Point Warrant entitling the holder thereof to purchase one Inflection Point Class A Ordinary Share for $11.50 per share. The Anchor Investors were allocated and purchased a total of 29,540,000 Inflection Point Units or 89.6% of the Inflection Points Units sold in the IPO. Kingstown 1740 is one of the Anchor Investors and was allocated and purchased 2,900,000 Inflection Point Units sold in the IPO.

Simultaneously with the sale of the first 30,000,000 Inflection Point Units in our IPO, we completed the private sale of an aggregate of 6,250,000 Private Placement Warrants to the Sponsor at a purchase price of $1.00 per Private Placement Warrant, generating gross proceeds of $6,250,000. On October 29, 2021, simultaneously with the sale of the additional 2,975,000 Inflection Point Units in connection with the partial exercise of the over-allotment option, the Sponsor purchased an additional 595,000 Private Placement Warrants, generating aggregate gross proceeds to the Company of $595,000.

Upon the closing of the IPO, including the closing of the partial exercise of the over-allotment, and the sales of the Private Placement Warrants, $329,750,000 was placed in the Trust Account with Continental Stock Transfer & Trust Company acting as trustee. Except with respect to interest earned on the funds held in the Trust Account that may be released to Inflection Point to pay its taxes, if any, the funds held in the Trust Account will not be released from the Trust Account until the earliest of (i) the completion of an initial business combination, (ii) the redemption of Inflection Point’s Public Shares if Inflection Point is unable to complete an initial business combination by September 24, 2023, subject to applicable law, or (iii) the redemption of the Public Shares properly submitted in connection with a shareholder vote to amend Inflection Point’s Cayman Constitutional Documents to (A) modify the substance or timing of Inflection Point’s obligation to allow redemption in connection with the initial business combination or to redeem 100% of its Public Shares if Inflection Point has not consummated an initial business combination by September 24, 2023 or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity. The proceeds deposited in the Trust Account could become subject to the claims of its creditors, if any, which could have priority over the claims of Inflection Point’s Public Shareholders.

The net proceeds deposited into the Trust Account remain on deposit in the Trust Account earning interest. As of September 30, 2022, there was $331,742,611 in investments and cash held in the Trust Account.

Fair Market Value of Intuitive Machines’ Business

Inflection Point’s initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the business combination. Inflection Point will not complete a business combination unless it acquires a controlling interest in a target company or is otherwise not required to register as an investment company under the Investment Company Act. The Inflection Point Board determined that this test was met in connection with the Business Combination.

Shareholder Approval of Business Combination

Under the Cayman Constitutional Documents, in connection with any proposed business combination, Inflection Point must seek shareholder approval of an initial business combination at a meeting called for such purpose at which Public Shareholders may seek to redeem their Public Shares, subject to the limitations described in the prospectus for Inflection Point’s IPO and the Cayman Constitutional Documents. Accordingly, in connection with the Business Combination, the Public Shareholders may seek to redeem the Public Shares that they hold in accordance with the procedures set forth in this proxy statement/prospectus.

Voting Restrictions in Connection with Shareholder Meeting

Inflection Point’s Sponsor, directors and executive officers have entered into Letter Agreements to vote their shares in favor of the Business Combination Proposal and Inflection Point also expects them to vote their shares in favor of all other proposals being presented at the extraordinary general meeting. Further, concurrently with the execution of the Business Combination Agreement, the Sponsor entered into the Sponsor Support Agreement with Intuitive Machines, pursuant to which the Sponsor agreed to vote its shares in favor of all proposals being presented at the extraordinary general meeting.

As of the Record Date, the Sponsor owns approximately 20% of the total outstanding Inflection Point Ordinary Shares. In addition, although it is not required to do so, Kingstown 1740, an affiliate of the Sponsor, has advised us that it intends to vote all Public Shares it holds in favor of all the proposals being presented at the extraordinary general meeting. As of the Record Date, the Sponsor and Kingstown 1740 own approximately 27% of the issued and outstanding Inflection Point Ordinary Shares.

At any time prior to the extraordinary general meeting, during a period when they are not then aware of any material non-public information regarding Inflection Point or its securities, Inflection Point’s officers and directors and/or their affiliates may enter into a written plan to purchase Inflection Point’s securities pursuant to Rule 10b5-1 of the Exchange Act, and may engage in other public market purchases, as well as private purchases, of securities. In addition, at any time prior to the extraordinary general meeting, during a period when they are not then aware of any material non-public information regarding Inflection Point or its securities, Inflection Point’s officers and directors and/or their respective affiliates may (a) purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal or the other Shareholder Proposals, (b) execute agreements to purchase such shares from institutional and other investors in the future, and/or (c) enter into transactions with institutional and other investors to provide such persons with incentives to acquire Public Shares or vote their Public Shares in favor of the Business Combination Proposal or the other Shareholder Proposals. Such an agreement may include a contractual acknowledgement that such shareholder, although still the record holder of such shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that Inflection Point’s officers and directors or their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling Public Shareholders would be required to revoke their prior elections to redeem their Public Shares. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their Public Shares, including the granting of put options and the transfer of shares or Private Placement Warrants owned by the Sponsor for nominal value to such investors or holders.

Liquidation if No Business Combination

Inflection Point has until September 24, 2023 to complete an initial business combination. If it is unable to complete its initial business combination by that date (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents), Inflection Point will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Inflection Point’s remaining shareholders and the Inflection Point Board, liquidate and dissolve, subject, in each case to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law. There will be no redemption rights or liquidating distributions with respect to the Public Warrants or the Private Placement Warrants, which will expire worthless if Inflection Point fails to complete its initial business combination by September 24, 2023.

Our Sponsor, officers and directors have entered into Letter Agreements with Inflection Point, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if Inflection Point fails to complete its initial business combination by September 24, 2023. However, if the Sponsor or management team acquired, or in the future acquires, Public Shares in or after the IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if Inflection Point fails to complete its initial business combination by September 24, 2023.

Our Sponsor, officers and directors have agreed, pursuant to written agreements with Inflection Point, that they will not propose any amendment to the Cayman Constitutional Documents (A) to modify the substance or timing of Inflection Point’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of its Public Shares if Inflection Point does not complete its initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, unless Inflection Point provides its Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and less taxes payable, divided by the number of then outstanding Public Shares. However, Inflection Point may not redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. If this optional redemption right is exercised with respect to an excessive number of Public Shares such that Inflection Point cannot satisfy the net tangible asset requirement, Inflection Point would not proceed with the amendment or the related redemption of its Public Shares at such time.

Inflection Point expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from proceeds held outside the Trust Account, although Inflection Point cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing its plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay income taxes on interest income earned on the Trust Account balance, Inflection Point may request the trustee to release to it an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

Without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by Public Shareholders upon Inflection Point’s dissolution would be approximately $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of Inflection Point’s creditors who would have higher priority than the claims of Public Shareholders. Inflection Point cannot assure you that the actual per-share redemption amount received by Public Shareholders will not be substantially less than $10.00. While Inflection Point intends to pay such amounts, if any, Inflection Point cannot assure you that Inflection Point will have funds sufficient to pay or provide for all creditors’ claims.

Although Inflection Point seeks, and will continue to seek, to have all vendors, service providers, prospective target businesses and other entities with which it does business execute agreements with Inflection Point waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of its Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against Inflection Point’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Inflection Point management will consider whether competitive alternatives are reasonably available to us and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of Inflection Point under the circumstances. Examples of possible instances where Inflection Point may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. Marcum LLP, Inflection Point’s independent registered public accounting firm, and the underwriters of the IPO have not, and will not, execute agreements with Inflection Point waiving such claims to the monies held in the Trust Account. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Inflection Point and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to Inflection Point if and to the extent any claims by a third party for services rendered or products sold to Inflection Point, or a prospective target business with which Inflection Point has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the indemnity of the underwriters of Inflection Point’s IPO against certain liabilities, including liabilities under the Securities Act. However, Inflection Point has not asked the Sponsor to reserve for such indemnification obligations, nor has it independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and Inflection Point believes that the Sponsor’s only assets are securities of Inflection Point. Therefore, Inflection Point cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for Inflection Point’s initial business combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, Inflection Point may not be able to complete its initial business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of Inflection Point’s officers or directors will indemnify Inflection Point for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Share due to reductions in the value of the trust assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, Inflection Point’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While Inflection Point currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce the Sponsor’s indemnification obligations to Inflection Point, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. Accordingly, Inflection Point cannot assure you that due to claims of creditors the actual value of the per-share Redemption Price will not be less than $10.00 per Public Share.

Inflection Point seeks, and will seek, to reduce the possibility the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which Inflection Point does business execute agreements with Inflection Point waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under Inflection Point’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act.

If Inflection Point files a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against Inflection Point that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy or insolvency law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of Inflection Point’s shareholders. To the extent any bankruptcy claims deplete the Trust Account, Inflection Point cannot assure you it will be able to return $10.00 per Public Share to its Public Shareholders. Additionally, if Inflection Point files a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against Inflection Point that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by Inflection Point’s shareholders. Furthermore, the Inflection Point Board may be viewed as having breached its fiduciary duty to its creditors and/or may have acted in bad faith, and thereby exposing itself and Inflection Point to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. Inflection Point cannot assure you that claims will not be brought against it for these reasons.

Inflection Point’s Public Shareholders will be entitled to receive funds from the Trust Account only (i) in the event of the redemption of our Public Shares if we do not complete our initial business combination within the completion window, (ii) in connection with a shareholder vote to amend the Cayman Constitutional Documents (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of the Public Shares if we do not complete our initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity or (iii) if they redeem their respective Public Shares for cash upon the completion of our initial business combination. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account. In the event we seek shareholder approval in connection with our initial business combination, a shareholder’s voting in connection with the business combination alone will not result in a shareholder’s redeeming its Public Shares for an applicable pro rata share of the Trust Account. Such Public Shareholder must have also exercised its redemption rights described above. These provisions of the Cayman Constitutional Documents, like all provisions of the Cayman Constitutional Documents, may be amended with a shareholder vote.

Properties

Inflection Point’s headquarters is located in 34 East 51st Street, 5th Floor, New York, New York. Inflection Point has agreed to pay Kingstown Capital Management L.P., an affiliate of the Sponsor, $15,000 per month for office space, utilities and secretarial and administrative support services. Inflection Point believes, based on rents and fees for similar services, that this amount is at least as favorable as it could have obtained from an unaffiliated person. Inflection Point considers its current office space adequate for its current operations.

Employees

Inflection Point currently has three officers: Michael Blitzer, Guy Shanon and Brian Pitz. These individuals are not obligated to devote any specific number of hours to Inflection Point’s matters but they intend to devote as much of their time as they deem necessary to Inflection Point’s affairs until it has completed its initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for Inflection Point’s initial business combination and the stage of the initial business combination. Inflection Point has two full time employees, Kevin Shannon and Peter Ondishin.

Directors and Executive Officers

Inflection Point’s directors and executive officers are as follows:

Name	Age	Position
Paula Sutter	53	Executive Chairwoman
Michael Blitzer	43	Co-Chief Executive Officer and Director
Guy Shanon	52	Co-Chief Executive Officer and Director
Brian Pitz	49	Chief Financial Officer
Nicholas Shekerdemian	26	Director
Erin Clift	49	Director

Paula Sutter

Paula Sutter has been our Executive Chairwoman since February 2021. Ms. Sutter began her career over 25 years ago at the Donna Karan Company serving in a variety of roles. She currently serves on the board of ThredUp Inc. (“ThredUp”), a high-growth re-commerce platform backed by Goldman Sachs and Park West.

Ms. Sutter served as Global President of Diane von Furstenberg (“DvF”) from 1999 to 2013. She joined DvF with the task of relaunching and rebuilding the brand. Ms. Sutter led DvF’s transformative growth and developed a vast range of accessories and home furnishings, spearheading the company’s evolution into a true lifestyle omnichannel brand. During her tenure, she built the business from its commercial launch to an iconic international brand, expanding its global footprint of freestanding DvF stores, launching DvF.com as well as establishing a substantial presence in department stores worldwide.

From 2014 to 2017, Ms. Sutter was Operating Partner at TSG Consumer Partners and CEO of TSG Fashion (collectively, “TSG”). As group CEO, Ms. Sutter provided hands-on strategic planning as well as operational and management strategy to her portfolio, which included Revolve Group, Inc. (NYSE: RVLV) (“Revolve”), Forward by Elyse Walker, Alexis Bittar, Backcountry, and Paige Denim. During her tenure at TSG, Ms. Sutter was deeply involved in the management and sales processes for Paige Denim and Alexis Bittar. Ms. Sutter was also instrumental in driving topline growth and margin expansion at Revolve which resulted in a successful initial public offering of the business in 2019. Additionally, Ms. Sutter helped source and diligence new investment opportunities in the broader apparel and retail space.

After leaving TSG Consumer Partners, Ms. Sutter founded Paula Sutter LLC, a brand advisory consulting firm focused on strategic planning, top line growth initiatives and product development and expansion. Beginning in 2018, she worked closely with a number of private PE- and VC-backed companies, including Alexander Wang, Mackage and MeUndies Inc. in both advisory and board of director roles, as well as advising investment firms including Lee Equity Interluxe and Permira. Ms. Sutter is also a Series A investor in Allbirds, Inc.

Ms. Sutter is a graduate of Villanova University, and currently resides in New York.

Michael Blitzer

Michael Blitzer has been our co-CEO since February 2021 and a Director since January 2021. Mr. Blitzer is the founder and co-CIO of Kingstown Capital Management, which he founded in 2006 and grew to a multi-billion asset manager with some of the world’s largest endowments and foundations as clients. Over 15 years, Kingstown has invested in public and private equities, SPACs, PIPEs, and derivatives. At Kingstown, Mr. Blitzer oversaw and participated in nearly all of the firm’s investment decisions including countless public and private investments in the consumer and technology industries. Mr. Blitzer brings an in-depth understanding of public markets and has invested in a variety of corporate transactions such as spin-offs, rights offerings, public offerings, privatizations and mergers & acquisitions. He was also a public company director of Signature Group Holdings after its exit from bankruptcy in 2011, where he also sat on the audit committee, and was on the board of directors of the European mutual fund TREND AD. Mr. Blitzer began his Wall Street career at J.P. Morgan Securities in 1999 advising companies globally in private debt and equity capital raises followed by work at the investment fund Gotham Asset Management, which was founded by the author and investor Joel Greenblatt. Mr. Blitzer taught courses in Investing at Columbia Business School for five years in the 2010s. He holds an MBA from Columbia Business School and a BS from Cornell University where he received the Cornell Tradition Fellowship. Mr. Blitzer currently sits on the Executive Advisory Board of the Heilbrunn Center for Graham & Dodd Investing at Columbia Business School and is a trustee of Greens Farms Academy in Westport, CT where he is also Treasurer and Chair of the Investment Committee.

Guy Shanon

Guy Shanon has been our co-CEO and a director since February 2021. He is co-CIO of Kingstown Capital Management, where he co-manages the firm’s portfolio and directs research efforts related to Kingstown’s special situation investment strategy. Over the last 15 years at Kingstown Mr. Shanon has invested in the debt and equity of a wide variety of public and private consumer-oriented businesses. He was the founder and CEO of Cityfeet.com, a venture-backed internet company that was sold to Loopnet.com. He also held positions in the Financial Sponsors Group at Merrill Lynch and Jones Lang LaSalle earlier in his career. He earned an MBA from Columbia Business School, a JD from George Washington University, and an undergraduate degree from the University of Michigan. Mr. Shanon is a CFA charter holder and a former adjunct professor at Columbia Business School where he taught Security Analysis.

Brian Pitz

Brian Pitz has been our Chief Financial Officer since February 2021 and was a director from February 2021 until September 2022. Mr. Pitz is Founder & CEO of Amagansett Technology Capital Partners LLC, a deep relationship and data-driven boutique advisor focused on public and private technology companies at all stages. Mr. Pitz processes all securities transactions through Four Points Capital Partners LLC, a registered broker dealer and member of FINRA and SIPC. Previously, Mr. Pitz was Managing Director and Head of Global Internet & Interactive Entertainment Investment Banking at Deutsche Bank, where he oversaw significant IPO, follow-on, convertible, M&A, and advisory deal volume. Before Deutsche Bank, Mr. Pitz spent nearly 20 years as a top Institutional Investor ranked senior equity research analyst covering the Internet, Interactive Entertainment, and related software companies at Jefferies & Co., UBS Investment Bank, Banc of America Securities LLC, and nearly a decade at Morgan Stanley as part of their top-ranked tech franchise. Mr. Pitz commenced his professional career as a consultant in the Business Consulting practice of Arthur Andersen LLP in New York.

Nicholas Shekerdemian

Nicholas Shekerdemian has been a director since February 2021. Mr. Shekerdemian is the Founding Partner of The Venture Collective, LLC (“The Venture Collective”), a venture capital firm founded in October 2019 that is focused on the intersection between transformational technology and deep positive impact. The Venture Collective is backed by a series of exited founders, hedge fund managers and Fortune 500 executives and has invested in the likes of Axiom Space, Infogrid, VitroLabs, and HelixNano. Mr. Shekerdemian was previously Founder and CEO, from January 2016 to January 2019, and since January 2019, is the Chairman, of a venture backed business called Headstart Ai, Inc. (“Headstart”). At Headstart, he received backing from investors including Peter Thiel, Y Combinator, FoundersX Ventures, Hack VC, Plug and Play, and the founders of Zynga and Unity. Mr. Shekerdemian is an advisor to the United Nations on education through the United National Technology Innovation Lab (UNTIL). Personally, Mr. Shekerdemian is an active angel investor with 30+ investments spanning consumer, enterprise software and biotech.

Erin Clift

Erin Clift has been a director since September 2022 and previously served as our Special Advisor. Ms. Clift is a business and marketing executive with more than 25 years of experience building global consumer brands, leading product, consumer and business marketing, global communications, revenue strategies, business development and partners. Ms. Clift has expertise in building passion brands, winning teams and successful businesses at companies going through rapid growth or radical evolution. From October 2021 until September 2022, Ms. Clift served as Chief Marketing Officer of CrossFit, LLC, one of the most recognizable global fitness brands with more than 13,000 affiliated gyms in 155 countries and host to the world’s largest athletic competition. In her role, Ms. Clift was responsible for evolving CrossFit’s brand and business strategy to meet the changing needs of today’s fitness consumer. From December 2017 to September 2021, Ms. Clift served as the Chief Marketing Officer at Waze, where she was responsible for the world’s largest community based navigation platform fueled by over 150 million active Wazers in more than 185 countries. In that role, she had overall responsibility for the Waze brand, partnerships and marketing and external communications worldwide. Before joining Waze, Ms. Clift served as Chief Marketing Officer at Kik, a mobile messaging platform, from February 2016 to November 2017. During her tenure, she was instrumental in the creation of Kin, a cryptocurrency to serve as the foundation of a decentralized ecosystem of digital services. Prior to Kik, Ms. Clift was the Vice President, Global Marketing & Partnerships at Spotify from December 2011 to January 2016, where she was responsible for consumer and business marketing, revenue expansion and strategy, brand partnerships, and agency programs. Ms. Clift came to Spotify from AOL, where she was SVP, Global Sales Development responsible for advertising revenue growth and creating their Branded Entertainment platform. Before joining AOL, she held various leadership positions for Google including Director of North American Agency Development where she was responsible for Google’s business strategy and overall revenue management from advertising agencies. Prior to Google, Ms. Clift spent 10 years working in various marketing and media consulting roles, including Director of Marketing at Oprah.com. She was inducted to the AAF Hall of Achievements in 2012 and was recently named as one of Forbes top 50 game changing marketers for 2019.

Executive Compensation and Director Compensation

We entered into an agreement with the Sponsor whereby, commencing on September 21, 2021 through the earlier of the consummation of an initial business combination and our liquidation, we agreed to pay Kingstown Capital Management L.P., an affiliate of the Sponsor, $15,000 per month for administrative and support services provided to members of our management team. For the period from September 21, 2021 to September 30, 2022, we incurred $184,500 of administrative services under this arrangement. Following our IPO, we also reimburse the Sponsor for services provided by one of the Sponsor’s employees who serves as our chief of staff at the rate of $12,500 per month.

Except as described herein, no compensation of any kind, including finder’s and consulting fees, will be paid by Inflection Point to its Sponsor, officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of an initial business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable initial business combinations.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. The amount of any such compensation is not known at this time because the directors of the post-combination business will be responsible for determining officer and director compensation. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or members of management.

Any compensation to be paid to our officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of the Business Combination, or another initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after the Business Combination, or another initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may have influenced, or may in the future influence our management’s motivation in identifying or selecting Intuitive Machines, or another target business, but we do not believe that the ability of our management to remain with us after the consummation of the Business Combination, or another initial business combination, was or will be a determining factor in our decision to proceed with the Business Combination or any other potential initial business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

Number and Terms of Office of Officers and Directors

The Inflection Point Board consists of five members and is divided into three classes with only one class of directors being appointed in each year, and with each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term. In accordance with Nasdaq corporate governance requirements, we are required to hold an annual general meeting within one year after our first full fiscal year end following our listing on Nasdaq. The term of office of the first class of directors, which consists of Nicholas Shekerdemian, will expire at our first annual general meeting. The term of office of the second class of directors, which consists of Paula Sutter and Erin Clift, will expire at the second annual general meeting. The term of office of the third class of directors, which consists of Michael Blitzer and Guy Shanon will expire at the third annual general meeting.

Inflection Point’s officers are appointed by the Inflection Point Board and serve at the discretion of the Inflection Point Board, rather than for specific terms of office. The Inflection Point Board is authorized to appoint officers as it deems appropriate pursuant to the Cayman Constitutional Documents.

Director Independence

The rules of Nasdaq require that a majority of the Inflection Point Board be independent within one year of its initial public offering. An “independent director” is defined generally as a person who, in the opinion of the company’s board of directors, has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). The Inflection Point Board has determined that Ms. Sutter, Mr. Shekerdemian and Ms. Clift are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Inflection Point’s independent directors have regularly scheduled meetings at which only independent directors are present.

Committees of the Inflection Point Board of Directors

The Inflection Point Board has two standing committees: an audit committee and a compensation committee. Each committee operates under a charter that has been approved by the Inflection Point Board and has the composition and responsibilities described below.

Audit Committee

Inflection Point has established an audit committee of the board of directors. Paula Sutter, Nicholas Shekerdemian and Erin Clift serve as the members of the audit committee, each of whom meets the independent director standard under Nasdaq listing standards and under Rule 10A-3(b)(1) of the Exchange Act. Paula Sutter serves as the chairperson of the audit committee. Each member of the audit committee is financially literate and the Inflection Point Board has determined that Nicholas Shekerdemian qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

Inflection Point adopted an audit committee charter, which details the principal functions of the audit committee, including:

•        assisting board oversight of: (1) the integrity of Inflection Point’s financial statements; (2) compliance with legal and regulatory requirements; (3) Inflection Point’s independent auditor’s qualifications and independence; and (4) the performance of Inflection Point’s internal audit function and independent auditors; the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by Inflection Point;

•        pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by Inflection Point, and establishing pre-approval policies and procedures; reviewing and discussing with the independent auditors all relationships the auditors have with Inflection Point in order to evaluate their continued independence;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations; obtaining and reviewing a report, at least annually, from the independent auditors describing: (1) the independent auditor’s internal quality-control procedures; and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•        meeting to review and discuss Inflection Point’s annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•        reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•        reviewing with management, the independent auditors, and legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

The Inflection Point Board has established a compensation committee of the board of directors. The members of the compensation committee are Paula Sutter and Nicholas Shekerdemian, each of whom is an independent director under Nasdaq standards. Paula Sutter serves as chair of the compensation committee. We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to Inflection Point’s co-chief executive officers’ compensation, evaluating the co-chief executive officers’ performance in light of such goals and objectives and determining and approving the remuneration (if any) of Inflection Point’s co-chief executive officers’ based on such evaluation;

•        reviewing and making recommendations to the Inflection Point Board with respect to the compensation, and any incentive compensation and equity based plans that are subject to board approval of all of Inflection Point’s other officers;

•        reviewing executive compensation policies and plans;

•        implementing and administering incentive compensation equity-based remuneration plans;

•        assisting management in complying with Inflection Point’s proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for executive officers and employees;

•        producing a report on executive compensation to be included in Inflection Point’s annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Director Nominations

Inflection Point does not have a standing nominating committee though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605(e) (2) of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the Inflection Point Board. The Inflection Point Board believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. As there is no standing nominating committee, we do not have a nominating committee charter in place.

The Inflection Point Board will also consider director candidates recommended for nomination by our shareholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of shareholders (or, if applicable, a special meeting of shareholders). Inflection Point shareholders that wish to nominate a director for election to our board of directors should follow the procedures set forth in the Cayman Constitutional Documents.

Inflection Point has not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, our board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders.

Code of Ethics

Inflection Point adopted a Code of Ethics applicable to our directors, officers and employees. We filed a copy of our Code of Ethics as an exhibit to the registration statement for our IPO. You are able to review this document by accessing our public filings at the SEC’s website at www.sec.gov or on our website at inflectionpointacquisition.com/investor-relations/default.aspx. In addition, a copy of the Code of Ethics and the charters of the committees of our board of directors will be provided without charge upon request from us. If we make any amendments to our Code of Ethics other than technical, administrative or other non-substantive amendments, or grant any waiver, including any implicit waiver, from a provision of the Code of Ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions requiring disclosure under applicable SEC or Nasdaq rules, we will disclose the nature of such amendment or waiver on our website. The information included on our website is not incorporated by reference into this Annual Report or in any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only.

Conflicts of Interest

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

(i)     duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

(ii)    duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

(iii)   directors should not improperly fetter the exercise of future discretion;

(iv)   duty to exercise powers fairly as between different sections of shareholders;

(v)    duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

(vi)   duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

Each of our officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to at least one other entity pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, subject to their fiduciary duties under Cayman Islands law. The Cayman Constitutional Documents provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and us, on the other. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete the Business Combination.

Below is a table summarizing the entities to which our officers and directors currently have fiduciary duties or contractual obligations:

Individual	Entity	Entity’s Business	Affiliation
Michael Blitzer	Kingstown Capital Management, LP	Asset management	Founder and Co-Chief Investment Officer
	Kingstown Capital Partners, LLC	Asset management	Managing Member
	Kingstown Management GP LLC	Asset management	Managing Member
	Kingstown Partners Master Ltd	Investment Fund	Funds managed by
	Kingstown Partners II, LP	Investment Fund	Kingstown Capital Management, LP and Kingstown
	Kingstown 1740 Fund, LP	Investment Fund	Management GP LLC
	Kingfishers L.P.	Investment Fund

Individual	Entity	Entity’s Business	Affiliation
Guy Shanon	Kingstown Capital Management, LP	Asset management	Co-Chief Investment Officer
	Kingstown Capital Partners, LLC	Asset management	Managing Member
	Kingstown Management GP LLC	Asset management	Managing Member
	Kingstown Partners Master Ltd	Investment Fund	Funds managed by Kingstown Capital Management, LP and Kingstown Management GP LLC
	Kingstown Partners II, LP	Investment Fund
	Kingstown 1740 Fund, LP	Investment Fund
	Kingfishers L.P.	Investment Fund
Paula Sutter	ThredUp	Re-commerce platform	Director
	Paula Sutter LLC	Brand advisory consulting	Founder and Chief Executive Officer
	The Venture Collective and its affiliates	Venture capital firm focused on the intersection between transformational technology and deep positive impact	Chairwoman
	Paramount Group, Inc.	Real Estate Investment Trust	Director
Brian Pitz	Amagansett Technology Capital Partners LLC	Deep relationship and data-driven boutique securities/investment related advisor	Chief Executive Officer
	Amagansett Technology Partners LLC	Consulting	Chief Executive Officer
	Four Points Capital Partners LLC	Broker-Dealer	Investment Banking Representative
Nicholas Shekerdemian	The Venture Collective, its affiliates and portfolio companies	Venture capital firm focused on the intersection between transformational technology and deep positive impact	Founding Partner
	Headstart AI, Inc.	Technology company	Executive Chairman
	U.K. for Teaching by the Top Ltd.	Consumer EdTech company	Director
	SVT Ventures Ltd.	Venture capital firm	Director
Erin Clift	N/A	N/A	N/A

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against Inflection Point or any members of its management team in their capacity as such, and Inflection Point and the members of its management team have not been subject to any such proceeding in the 12 months preceding the date of this proxy statement/prospectus.

Periodic Reporting and Audited Financial Statements

Inflection Point has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the Securities and Exchange Commission. In accordance with the requirements of the Exchange Act, Inflection Point’s annual reports contain consolidated financial statements audited and reported on by Inflection Point’s independent registered public accounting firm.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF INFLECTION POINT

The following discussion and analysis of the financial condition and results of operations of Inflection Point Acquisition Corp. (for purposes of this section, “Inflection Point,” “we,” “us” and “our”) should be read in conjunction with the financial statements and related notes of Inflection Point included elsewhere in this prospectus/proxy statement. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this prospectus/proxy statement.

Overview

We are a blank check company incorporated on January 27, 2021 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Inflection Point’s Sponsor is Inflection Point Holdings LLC, a Cayman Islands limited liability company.

On February 3, 2021, the Sponsor paid $25,000, or approximately $0.003 per share, to cover certain offering and formation costs in consideration for 7,187,500 Founder Shares. On March 5, 2021, we effected a 1.2 to 1 share recapitalization with respect to the Inflection Point Class B Ordinary Shares, resulting in the Sponsor holding an aggregate of 8,625,000 Founder Shares. Up to 1,125,000 Founder Shares were subject to forfeiture by the Sponsor depending on the extent to which the underwriters’ over-allotment option was exercised. On October 29, 2021, as a result of the partial exercise of the over-allotment option, the Sponsor forfeited 381,250 Founder Shares and the remaining Founder Shares are no longer subject to forfeiture.

The registration statement for our IPO was declared effective on September 21, 2021. The Inflection Point Units were sold at a price of $10.00 per Inflection Point Unit, generating gross proceeds of $300,000,000. The underwriters had a 45-day option from September 21, 2021 to purchase up to an additional 4,500,000 Inflection Point Units to cover over-allotments, if any. On October 29, 2021, the underwriters partially exercised the over-allotment option and purchased an additional 2,975,000 Inflection Point Units generating additional gross proceeds of $29,750,000, and forfeited their option to purchase the remaining 1,525,000 Inflection Point Units. Each Inflection Point Unit consists of one Inflection Point Class A Ordinary Share and one-half of one Inflection Point Warrant, with each whole Inflection Point Warrant entitling the holder thereof to purchase one Inflection Point Class A Ordinary Share for $11.50 per share.

Simultaneously with the sale of the first 30,000,000 Inflection Point Units in our IPO, we completed the private sale of an aggregate of 6,250,000 Private Placement Warrants to the Sponsor at a purchase price of $1.00 per Private Placement Warrant, generating gross proceeds of $6,250,000. On October 29, 2021, simultaneously with the sale of the additional 2,975,000 Inflection Point Units in connection with the partial exercise of the over-allotment option, the Sponsor purchased an additional 595,000 Private Placement Warrants, generating gross proceeds of $595,000.

An aggregate of 12 Anchor Investors expressed an interest to purchase an aggregate of approximately $322.3 million of the Inflection Point Units to be sold in the IPO. None of the Anchor Investors expressed an interest in purchasing more than 9.9% of the Inflection Point Units sold in the IPO (without giving effect to any Inflection Points sold in connection with the exercise of the over-allotment option). The Anchor Investors were allocated and purchased a total of 29,540,000 Inflection Point Units or 89.6% of the Inflection Point Units sold in the IPO. One of the Anchor Investors, Kingstown 1740 Fund, LP, is an affiliate of the Sponsor, and was allocated and purchased 2,900,000 Inflection Point Units in the IPO.

In addition, subject to each Anchor Investor purchasing 100% of the Inflection Point Units allocated to it, in connection with the closing of the IPO, the Sponsor sold membership interests reflecting an allocation of Founder Shares to each Anchor Investor, amounting to an aggregate of 1,625,000 Founder Shares to all Anchor Investors collectively. We estimated the aggregate fair value of these Founder Shares attributable to Anchor Investors to be approximately $9.68 million, or $5.96 per share. The excess of the fair value of the Founder Shares was determined to be an offering cost in accordance with Staff Accounting Bulletin Topic 5A. Offering costs allocated to the Public Shares and the Public Warrants was all charged to shareholder’s equity upon the completion of the IPO.

Transaction costs amounted to $26,658,313, consisting of $4,595,000 of underwriting commissions, $11,541,250 of deferred underwriting commissions, $9,680,125 of excess fair value of founder shares, and $841,938 of other offering costs, with $23,439 allocated to the over-allotment option, $24,538,134 allocated to the Class A ordinary shares subject to redemption, and $2,096,740 allocated to the Class A ordinary shares not subject to redemption, the Public Warrants and the Private Placement Warrants.

Upon the closing of the IPO, including the closing of the partial exercise of the over-allotment, and the sale of the Private Placement Warrants, $329,750,000 was placed in the Trust Account with Continental Stock Transfer & Trust Company acting as trustee. Except with respect to interest earned on the funds held in the Trust Account that may be released to Inflection Point to pay its taxes, if any, the funds held in the Trust Account will not be released from the Trust Account until the earliest of (i) the completion of an initial business combination, (ii) the redemption of Inflection Point’s Public Shares if Inflection Point is unable to complete an initial business Combination by September 24, 2023, subject to applicable law, or (iii) the redemption of the Public Shares properly submitted in connection with a shareholder vote to amend Inflection Point’s Cayman Constitutional Documents to (A) modify the substance or timing of Inflection Point’s obligation to allow redemption in connection with the initial business combination or to redeem 100% of its Public Shares if Inflection Point has not consummated an initial business combination by September 24, 2023 or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity. The proceeds deposited in the Trust Account could become subject to the claims of its creditors, if any, which could have priority over the claims of Inflection Point’s Public Shareholders.

Our management has broad discretion with respect to the specific application of the net proceeds of the IPO and the sale of the Private Placement Warrants although substantially all of the net proceeds are intended to be generally applied toward consummating an initial business combination. Our initial business combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the value of the Trust Account (excluding the amount of any deferred underwriting discount held in trust and taxes payable on the income earned on the Trust Account). However, we will only complete an initial business combination if the post-transaction company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that we will be able to successfully effect an initial business combination.

Inflection Point has until September 24, 2023 to complete an initial business combination. If it is unable to complete its initial business combination by that date (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents), Inflection Point will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Inflection Point’s remaining shareholders and the Inflection Point Board, liquidate and dissolve, subject, in each case to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law. There will be no redemption rights or liquidating distributions with respect to the Private Placement Warrants, which will expire worthless if Inflection Point fails to complete its initial business combination by September 24, 2023.

Liquidity and Capital Resources; Going Concern

As of September 30, 2022, we had approximately $19,442 in cash and working capital deficit of $1,995,115.

On September 30, 2021, our Sponsor agreed to provide us with loans in such amounts as may be required by us to fund our working capital requirements up to an aggregate of $250,000. On March 8, 2022, the Sponsor agreed to provide us with loans in such amounts as may be required by us to fund our working capital requirements up to an aggregate of $500,000.

On August 4, 2022, the Sponsor agreed to loan us up to $1,000,000 to be used for ongoing expenses reasonably related to our business and the consummation of an initial business combination pursuant to a convertible promissory note (the “Working Capital Note”).

All unpaid principal under the Working Capital Note shall be due and payable in full on the earlier of (i) September 24, 2023 and (ii) the effective date of an initial business combination, involving us and one or more businesses (such earlier date, the “Maturity Date”), unless accelerated upon the occurrence of an event of default as set forth in the Working Capital Note. The Sponsor will have the option, at any time on or prior to the Maturity Date, to convert up to $1,000,000 outstanding under the Working Capital Note into warrants to purchase Inflection Point Class A Ordinary Shares at a conversion price of $1.00 per warrant, with each warrant entitling the holder to purchase one Inflection Point Class A Ordinary Share at a price of $11.50 per share, subject to the same adjustments applicable to the Private Placement Warrants. As of September 30, 2022, there was $125,000 outstanding under the Working Capital Note.

Until consummation of our initial business combination, we will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial business combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating an initial business combination. In addition to the Working Capital Note, in order to finance transaction costs in connection with an initial business combination, the Sponsor or an affiliate of the Sponsor, or certain of our officers and directors may, but, except as set forth above, are not obligated to, loan us funds as may be required on a non-interest basis (any such loans together with the loans made under the Working Capital Note, the “Working Capital Loans”).

Based on the foregoing, the cash held outside the Trust Account will not be sufficient to allow us to operate for at least 12 months from the date of this proxy statement/prospectus, assuming that an initial business combination is not consummated during that time.

Prior to the completion of an initial business combination, we do not expect to seek loans from parties other than our Sponsor or an affiliate of our Sponsor as it does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account. If we are unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of its business plan, and reducing overhead expenses. We cannot provide assurance that new financing will be available to it on commercially acceptable terms, if at all.

In connection with our assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Codification (“ASC”) Topic 205-40, “Basis of Presentation — Going Concern”, we have until September 24, 2023 (absent any extensions of such period) to consummate the Business Combination or another initial business combination. It is uncertain that we will be able to consummate the Business Combination or another initial business combination by this time. If the Business Combination or another initial business combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of Inflection Point. Management has determined that the liquidity condition and mandatory liquidation, should the Business Combination or another initial business combination not occur, and potential subsequent dissolution, raises substantial doubt about Inflection Point’s ability to continue as a going concern after September 24, 2023. No adjustments have been made to the carrying amounts of assets or liabilities should we be required to liquidate after September 24, 2023. Inflection Point intends to complete the Business Combination or another initial business combination before the mandatory liquidation date. However, there can be no assurance that we will be able to consummate the Business Combination or any initial business combination by September 24, 2023.

Risks and Uncertainties

We are currently evaluating the impact of the COVID-19 pandemic and Russian-Ukraine war on the industry and have concluded that while it is reasonably possible that the virus and the war could have a negative effect on our financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of this proxy statement/prospectus. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Results of Operations

As of the date of this proxy statement/prospectus, we had not commenced any operations. All activity for the period from January 27, 2021 (inception) through the date of this proxy statement/prospectus relates to our formation and the IPO and, subsequent to the closing of the IPO, identifying a target company for an initial business combination. We have neither engaged in any operations nor generated any revenues to date. We will not generate any operating revenues until after the completion of our initial business combination, at the earliest. We generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO. We incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three months ended September 30, 2022, we had net loss of $520,888, which consisted primarily of formation and operating costs amounting to $2,011,943, offset by interest income earned on cash and marketable securities held in Trust Account amounting to $1,491,055.

For the nine months ended September 30, 2022, we had net loss of $950,023, which consisted primarily of formation and operating costs amounting to $2,936,836, offset by interest income earned on cash and marketable securities held in Trust Account amounting to $1,986,813.

For the three months ended September 30, 2021, we had a net loss of $44,976 which consisted of formation and operating costs amounting to $21,737 and $23,439 of issuance cost of over-allotment offset by interest income earned on cash and marketable securities held in Trust Account amounting to $200.

For the period from January 27, 2021 (Inception) to September 30, 2021, we had net loss of $64,864, which consisted of formation and operating costs amounting to $41,625 and $23,439 of issuance cost of over-allotment offset by interest income earned on cash and marketable securities held in Trust Account amounting to $200.

We do not have any long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations or long-term liabilities.

As of September 30, 2022, we did not have any off-balance sheet arrangements as defined in Item 303(b)(4)(ii) of Regulation S-K.

Contractual Obligations

Administrative Services Agreement

On September 21, 2021, Inflection Point entered into an Administrative Services Agreement with Kingstown Capital Management L.P., an affiliate of the Sponsor, pursuant to which it pays a total of $15,000 per month for office space, utilities, secretarial and administrative support services provided to members of the Inflection Point management team. Upon completion of the initial business combination or a liquidation, Inflection Point will cease paying these monthly fees.

Registration Rights

The holders of the (i) Founder Shares and the Inflection Point Class A Ordinary Shares issuable upon conversion of Founder Shares, (ii) Private Placement Warrants and the Inflection Point Class A Ordinary Shares underlying such Private Placement Warrants and (iii) warrants that may be issued upon conversion of Working Capital Loans and the Inflection Point Class A Ordinary Shares underlying such warrants will have registration rights to require us to register a sale of any of our securities held by them and our any other securities acquired by them prior to the consummation of our initial business combination pursuant to a registration rights agreement entered into in connection with the IPO. The holders of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of our initial business combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

At the Closing, Inflection Point, the Sponsor and certain Intuitive Machines Members will enter into the A&R Registration Rights Agreement, pursuant to which, among other things, the Sponsor and such securityholders will be granted certain customary registration rights, on the terms and subject to the conditions therein, with respect to securities of New Intuitive Machines that they will hold following the Business Combination.

Underwriting Agreement

The underwriters were entitled to a cash underwriting discount of 2.0% per Inflection Point Unit, or $4,595,000, excluding the proceeds from the purchase of an aggregate of 10,000,000 Inflection Point Units by certain of our Anchor Investors, $4,000,000 of which was payable upon the initial closing of the IPO and $595,000 was payable upon closing of the over-allotment. Additionally, the Underwriting Agreement states that Citi would be entitled to a deferred underwriting discount of 3.5% of the gross proceeds of the Public Offering, or $11,541,250 upon the completion of our initial business combination, which would be payable from the amounts held in the Trust Account solely in the event that we complete an initial business combination, subject to the terms of the Underwriting Agreement. As discussed in greater detail elsewhere in this proxy statement/prospectus, on November 27, 2022, Citi waived its entitlement to the payment of the deferred compensation solely with respect to the Business Combination. Citi was not provided, and will not be provided, from any source, any consideration in exchange for its waiver of its entitlement to the payment of the deferred compensation or with respect to any agreements, arrangements or understandings between Citi and any party with respect to the waiver.

Professional Service Agreement

We reimburse the Sponsor for services provided by one of the Sponsor’s employees who serves as our Chief of Staff (“COS”). The COS receives $12,500 per month for services rendered, commencing September 25, 2021, through the closing of our initial business combination. For the three and nine months ended September 30, 2022, we recorded $37,500 and $112,500, respectively, of compensation for services provided. As of September 30, 2022, there was $37,500 balance due to the COS.

Critical Accounting Policies

This management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with US GAAP. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to fair value of financial instruments and accrued expenses. We base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We have identified the following as our critical accounting policies:

Offering Costs

We comply with the requirements of the ASC 340-10-S99-1. Offering costs consists of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the IPO. Offering costs are allocated to the separable financial instruments issued in the IPO based on a relative fair value basis, compared to total proceeds received. Transaction costs amounted to $26,658,313, consisting of $4,595,000 of underwriting commissions, $11,541,250 of deferred underwriting commissions, $9,680,125 of excess fair value of founder shares, and $841,938 of other offering costs, with $23,439 included in the statement of operations as an allocation for the over-allotment option, $24,538,134 included in temporary equity as an allocation for the Class A ordinary shares subject to redemption, and $2,096,740 included in additional paid-in capital as an allocation for the Class A ordinary shares not subject to redemption, the Public Warrants and the Private Placement Warrants.

Subject to each Anchor Investor purchasing 100% of the Inflection Point Units allocated to it in the IPO, and in connection with the closing of the IPO, the Sponsor sold membership interests reflecting an allocation of an aggregate of 1,625,000 Founder Shares to the Anchor Investors collectively. We, through an independent valuations expert, estimated the aggregate fair value of these Founder Shares attributable to Anchor Investors to be approximately $9.68 million, or $5.96 per share. The excess of the fair value of the Founder Shares was determined to be an offering cost in accordance with Staff Accounting Bulletin Topic 5A.

Inflection Point Class A Ordinary Shares Subject to Possible Redemption

All of the Inflection Point Class A Ordinary Shares sold as part of the Inflection Point Units in the IPO contain a redemption feature which allows for the redemption of such Public Shares in connection with our liquidation, if there is a shareholder vote or tender offer in connection with the initial business combination and in connection with certain amendments to our Cayman Constitutional Documents. In accordance with SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within our control require ordinary shares subject to redemption to be classified outside of permanent equity.

The Inflection Point Class A Ordinary Shares are subject to SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, we have the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. We recognize changes in redemption value immediately as they occur. Immediately upon the initial closing of the IPO and the over-allotment, we recognized the remeasurement from initial book value to redemption amount value. The change in the carrying value of redeemable ordinary shares resulted in charges against additional paid-in capital.

Non-Redemption Agreements

An affiliate of the Sponsor, Kingstown 1740 has entered into two separate, but overlapping agreements waiving certain redemption rights with respect to shares of Inflection Point Class A Ordinary Shares underlying Inflection Point Units purchased by Kingstown 1740 in the IPO.

In connection with the IPO, Kingstown 1740 entered into the IPO Redemption Waiver with Inflection Point dated September 21, 2021. The IPO Redemption Waiver provides that, only for so long as necessary in order for Inflection Point to have shareholders’ equity of at least $5,000,001, Kingstown 1740 has waived its rights to redeem the 1,386,989 IPO Redemption Waiver Covered Shares in connection with an IPO Redemption Waiver Covered Event ((a) the consummation of an initial business combination, and (b) in connection with a shareholder vote to amend our Cayman Constitutional Documents (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Public Shares that are not IPO Redemption Waiver Covered Shares if we do not complete our initial business combination by September 24, 2023 or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity or in the context of a tender offer made by Inflection Point to purchase Inflection Point Class A Ordinary Shares). However, if, at the time of an IPO Redemption Waiver Covered Event, it is not necessary for Kingstown 1740 to waive redemption rights with respect to any or all of the IPO Redemption Waiver Covered Shares in order for Inflection Point to have shareholders’ equity of $5,000,001, the IPO Redemption Waiver automatically and without further action by Inflection Point or Kingstown 1740, terminates and is of no further force and effect with respect to such IPO Redemption Waiver Covered Shares in connection with such IPO Redemption Waiver Covered Event. No consideration was provided to Kingstown 1740 in exchange for the IPO Redemption Waiver.

Concurrently with the execution of the Business Combination Agreement, Inflection Point and Intuitive Machines entered into the Non-Redemption Agreement with Kingstown 1740, pursuant to which Kingstown agreed not to redeem any of the 2,900,000 Business Combination Non-Redemption Covered Shares (Inflection Point Class A Ordinary Shares the underlying the 2,900,000 Inflection Point Units purchased by it in the IPO). The Business Combination Non-Redemption Covered Shares include the 1,386,989 IPO Redemption Waiver Covered Shares, as well as the other 1,513,011 Inflection Point Class A Ordinary Shares underlying the 2,900,000 Inflection Point Units purchased by Kingstown 1740 in the IPO. In contrast to the IPO Redemption Waiver, which only applies to the IPO Redemption Waiver Covered Events, and only if and to the extent necessary in order for Inflection Point to have shareholders’ equity of $5,000,001, the Non-Redemption Agreement is a general waiver of Kingstown 1740’s redemption rights with respect to the Business Combination Non-Redemption Shares. The Non-Redemption Agreement prohibits Kingstown 1740 from exercising redemption rights with respect to the Business Combination Non-Redemption Covered Shares in connection with the Business Combination or otherwise unless and until the Non-Redemption Agreement Terminates. The Non-Redemption Agreement will terminate and be of no further force and effect upon the earliest to occur of (a) the termination of the Business Combination Agreement in accordance with its terms, (b) the Closing of the Business Combination and (c) the mutual consent of Inflection Point, Intuitive Machines and Kingstown 1740. No consideration was provided to Kingstown 1740 in exchange for entering the Non-Redemption Agreement.

Net Loss Per Ordinary Share

We comply with accounting and disclosure requirements of ASC Topic 260, “Earnings Per Share.” Our statements of operations includes a presentation of income per share for ordinary shares subject to possible redemption in a manner similar to the two-class method of income per share. The remeasurement associated with the redeemable Class A ordinary shares is excluded from net loss per ordinary share as the redemption value approximates fair value. Net income per share, basic and diluted, for Class A redeemable ordinary shares is calculated by dividing interest income earned and realized gains or losses on the Trust Account for the three and nine months ended September 30, 2022, for the three months ended September 30, 2021 and for the period from January 27, 2021 (Inception) to September 30, 2021, by the weighted average number of Class A redeemable ordinary shares outstanding since original issuance. We have not considered the effect of the Public Warrants or the Private Placement Warrants to purchase an aggregate of 23,332,500 of our Inflection Point Class A Ordinary Shares in the calculation of diluted income per share, since their exercise is contingent upon future events. Net income per share, basic and diluted, for Class A and Class B non-redeemable ordinary shares is calculated by dividing the net income, adjusted for income or loss attributable to Class A redeemable ordinary shares, by the weighted average number of Class A and Class B non-redeemable ordinary shares outstanding for the period. Class A and Class B non-redeemable ordinary shares includes the Founder Shares as these shares do not have any redemption features and do not participate in the income or losses of the Trust Account. At September 30, 2022 and December 31, 2021, we did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of our company. As a result, diluted income per share is the same as basic income per share for the period presented.

Warrants

We evaluated the warrants in accordance with ASC 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity,” and concluded that there were no indexation or tender offer provisions in the Warrant Agreement that precluded the warrants from being accounted for as components of equity, and the warrants meet the criteria in ASC 815-40-25 to be classified in shareholders’ equity. Fair value of the Public and Private Placement Warrants was determined by an independent valuation expert as of September 24, 2021 (the date of the IPO) and October 29, 2021 (the date of the Over-Allotment) using a Monte Carlo Model. Proceeds from the IPO and subsequent partial exercise of the over-allotment option allocated to the Public Warrants was an aggregate $11,995,753 ($11,025,229, net of offering costs) and is recorded in additional paid-in capital. Proceeds from the issuance of the Private Placement Warrants were $6,845,000 ($6,831,701, net of offering costs) and is recorded in additional paid-in capital.

Forward Purchase Agreement

In September 2021, we entered into a forward purchase agreement (“FPA”) pursuant to which Kingstown 1740 and certain affiliates, which are affiliates of the Sponsor (collectively, the “Forward Purchasers”), agreed to purchase up to 5,000,000 forward purchase Class A ordinary shares (“Forward Purchase Shares”), for $10.00 per share, or an aggregate amount of up to $50,000,000 (the “Maximum FPA Shares”), in a private placement that would have closed concurrently with the closing of our initial business combination, subject to approval by the Forward Purchasers’ investment committee. We had the right, in our sole discretion, to reduce the amount of Forward Purchase Shares that Kingstown 1740 could purchase pursuant to the FPA.

We have not considered the effect of the Forward Purchase Shares in the calculation of diluted income per share, since their issuance was contingent upon, among others, the following conditions; (i) the Business Combination being consummated substantially concurrently with the purchase of the Forward Purchase Shares; (ii) the future discretion of Inflection Point to determine whether it wished to sell Forward Purchase Shares under the FPA, and if so the number of Forward Purchase Shares is wished to sell, and (iii) the future discretion of the investment committee(s) of the Forward Purchasers to determine whether they were willing to buy any Forward Purchase Shares, and if so how many.

We evaluated the FPA under ASC 480 and ASC 815 40 to determine the appropriate accounting treatment. The FPA does not meet the criteria to be classified as a liability under ASC 480. In addition, there is no net cash settlement feature and settlement will be in gross physical delivery of Class A ordinary shares; therefore, the FPA should be classified as equity. However, as the issuance of Forward Purchase Shares was contingent on several factors, including the consummation of the initial business combination, approval by the Forward Purchasers’ investment committee, and our discretion, we planned to record the FPA when it became probable that the triggering events will occur. Due to the contingent nature of the FPA, we disclosed the contingency in the notes to our financial statements.

On November 30, 2022, the FPA was terminated with immediate effect by mutual agreement of the parties thereto.

Series A Purchase Agreement

In connection with the transactions contemplated by the Business Combination Agreement, Inflection Point entered into the Series A Purchase Agreement with the Series A Investors. Pursuant to the Securities Purchase Agreement, the Series A Investors have agreed to purchase an aggregate of $26.0 million of Series A Preferred Stock and Preferred Investor Warrants in the Series A Investment. Inflection Point will, upon the terms and subject to the conditions of the Series A Purchase Agreement, issue and sell to the Series A Investors (i) an aggregate of 26,000 shares of Series A Preferred Stock which will be convertible into shares of New Intuitive Machines Class A Common Stock at an initial conversion price determined by dividing the Stated Value (as defined in the Certificate of Designation) of such shares of Series A Preferred Stock by the conversion price of $12.00 per share, subject to adjustment, at the holder’s option and (ii) the Preferred Investor Warrants to purchase 541,667 shares of New Intuitive Machines Class A Common Stock at an initial exercise price of $15.00 per share, subject to adjustment in accordance with the terms of the Preferred Investor Warrants. The Series A Investment will be consummated following the Domestication but immediately prior to the Closing.

The Preferred Investor Warrants and Series A Preferred Stock each represent freestanding financial instruments. The Series A Preferred Stock will be classified in temporary equity pursuant to ASC 480-10-S99-3A. The Preferred Investor Warrants will be initially recorded at fair value, with the residual amount allocated to the Series A Preferred Stock.

Inflation

We do not believe that inflation had a material impact on our business, revenues or operating results during the period presented.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is either not an emerging growth company or an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

DESCRIPTION OF NEW INTUITIVE MACHINES’ SECURITIES

The following summary sets forth the material terms of the New Intuitive Machines’ securities following the completion of the Proposed Transaction. The following summary is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to the Proposed Certificate of Incorporation, a form of which is attached as Annex C to this proxy statement/prospectus, and the Proposed Bylaws, a form of which is attached as Annex D to this proxy statement/prospectus. We urge you to read the Proposed Certificate of Incorporation and Proposed Bylaws in their entirety for a complete description of the rights and preferences of New Intuitive Machines’ securities following the Business Combination.

Certain provisions of the Proposed Certificate of Incorporation and Proposed Bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of New Intuitive Machines Common Stock.

General

The Proposed Certificate of Incorporation will authorize the issuance of            shares, consisting of:

•        shares of Class A Common Stock, par value $0.0001 per share (“New Intuitive Machines Class A Common Stock”);

•        shares of Class B Common Stock, par value $0.0001 per share (“New Intuitive Machines Class B Common Stock”);

•        shares of Class C Common Stock, par value $0.0001 per share (“New Intuitive Machines Class C Common Stock” and, together with the New Intuitive Machines Class A Common Stock and New Intuitive Machines Class B Common Stock, the “New Intuitive Machines Common Stock”);

•        shares of preferred stock, par value $0.0001 per share (“New Intuitive Machines Preferred Stock”).

Except as otherwise required by the Proposed Certificate of Incorporation, the holders of shares of New Intuitive Machines Class A Common Stock, New Intuitive Machines Class B Common Stock and New Intuitive Machines Class C Common Stock shall vote together as a single class (or, if any holders of shares of New Intuitive Machines Preferred Stock are entitled to vote together with the holders of New Intuitive Machines Class A Common Stock, New Intuitive Machines Class B Common Stock and New Intuitive Machines Class C Common Stock, as a single class with such holders of New Intuitive Machines Preferred Stock) on all matters submitted to a vote of stockholders of New Intuitive Machines.

Common Stock

New Intuitive Machines Class A Common Stock

Voting rights.    Each holder of New Intuitive Machines Class A Common Stock is entitled to one vote for each share of New Intuitive Machines Class A Common Stock held of record in person or by proxy on all matters submitted to a vote of the holders of New Intuitive Machines Class A Common Stock, whether voting separately as a class or otherwise.

Dividend rights.    Subject to applicable law and the rights and preferences of any holders of any outstanding series of New Intuitive Machines Preferred Stock or any class or series of stock having a preference over or the right to participate with the New Intuitive Machines Class A Common Stock with respect to the payment of dividends, holders of New Intuitive Machines Class A Common Stock, as such, shall be entitled to the payment of dividends on the New Intuitive Machines Class A Common Stock when, as and if declared by the New Intuitive Machines Board in accordance with applicable law.

The payment of future dividends on the shares of New Intuitive Machines Class A Common Stock will depend on the financial condition of New Intuitive Machines after the completion of the Business Combination, and subject to the discretion of the New Intuitive Machines Board. There can be no guarantee that cash dividends will be declared. The ability of New Intuitive Machines to declare dividends may be limited by the terms and conditions of other financing and other agreements entered into by New Intuitive Machines or any of its subsidiaries from time to time.

Rights upon liquidation.    In the event of liquidation, dissolution or winding up of the affairs of New Intuitive Machines, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of New Intuitive Machines and after making provisions for preferential and other amounts, if any, to which the holders of New Intuitive Machines Preferred Stock or any class or series of stock having a preference over or the right to participate with the New Intuitive Machines Class A Common Stock with respect to payments in liquidation shall be entitled, the remaining assets and funds of New Intuitive Machines available for distribution shall be divided among and paid ratably to the holders of all outstanding shares of New Intuitive Machines Common Stock in proportion to the number of shares held by each such stockholder.

Other rights.    The holders of New Intuitive Machines Class A Common Stock have no pre-emptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the New Intuitive Machines Class A Common Stock. The rights, preferences and privileges of holders of the New Intuitive Machines Class A Common Stock will be subject to those of the holders of any shares of the New Intuitive Machines Preferred Stock that New Intuitive Machines may issue in the future.

New Intuitive Machines Class B Common Stock

Voting rights.    Each holder of New Intuitive Machines Class B Common Stock is entitled to one vote for each share of New Intuitive Machines Class B Common Stock held of record in person or by proxy on all matters submitted to a vote of the holders of New Intuitive Machines Class B Common Stock, whether voting separately as a class or otherwise.

Dividend rights.    Other than in connection with a dividend declared by the New Intuitive Machines Board in connection with a “poison pill” or similar stockholder rights plan, dividends shall not be declared or paid on the New Intuitive Machines Class B Common Stock and the holders of shares of New Intuitive Machines Class B Common Stock shall have no right to receive dividends in respect of such shares of New Intuitive Machines Class B Common Stock.

Rights upon liquidation.    Each holder of shares of New Intuitive Machines Class B Common Stock shall be entitled to receive $0.0001 per share of New Intuitive Machines Class B Common Stock owned of record by such holder on the record date for such distribution, and upon receiving such amount, the holders of shares of New Intuitive Machines Class B Common Stock, in their capacity as such, shall not be entitled to receive any other assets or funds of New Intuitive Machines.

Permitted Ownership.    From and after the effectiveness of the Proposed Certificate of Incorporation (the “Charter Effective Time”), shares of New Intuitive Machines Class B Common Stock may be issued only to, and registered only in the name of, the Intuitive Machines Members, their respective successors and assigns and their respective permitted transferees (the Intuitive Machines Members, together with all such subsequent successors, assigns and permitted transferees, collectively, the “Permitted Class B Owners”), and the aggregate number of shares of New Intuitive Machines Class B Common Stock at any time registered in the name of each such Permitted Class B Owner must be equal to the aggregate number of Intuitive Machines OpCo Common Units held of record at such time by such Permitted Class B Owner under the Second A&R Operating Agreement.

New Intuitive Machines Class C Common Stock

Voting rights.    Each holder of New Intuitive Machines Class C Common Stock is entitled to three votes for each share of New Intuitive Machines Class C Common Stock held of record in person or by proxy on all matters submitted to a vote of the holders of New Intuitive Machines Class C Common Stock, whether voting separately as a class or otherwise.

Dividend rights.    Other than in connection with a dividend declared by the New Intuitive Machines Board in connection with a “poison pill” or similar stockholder rights plan, dividends shall not be declared or paid on the New Intuitive Machines Class C Common Stock and the holders of shares of New Intuitive Machines Class C Common Stock shall have no right to receive dividends in respect of such shares of New Intuitive Machines Class C Common Stock.

Rights upon liquidation.    Each holder of shares of New Intuitive Machines Class C Common Stock shall be entitled to receive $0.0001 per share of New Intuitive Machines Class C Common Stock owned of record by such holder on the record date for such distribution, and upon receiving such amount, the holders of shares of New Intuitive Machines Class C Common Stock, in their capacity as such, shall not be entitled to receive any other assets or funds of New Intuitive Machines.

Permitted Ownership.    From and after the Charter Effective Time, shares of New Intuitive Machines Class C Common Stock may be issued only to, and registered only in the name of, the Intuitive Machines Founders, their respective successors and assigns and their respective permitted transferees (the Intuitive Machines Founders, together with all such subsequent successors, assigns and permitted transferees, collectively, the “Permitted Class C Owners”), and the aggregate number of shares of New Intuitive Machines Class C Common Stock at any time registered in the name of each such Permitted Class C Owner must be equal to the aggregate number of Intuitive Machines OpCo Common Units held of record at such time by such Permitted Class C Owner under the Second A&R Operating Agreement.

Conversion of New Intuitive Machines Class B Common Stock and New Intuitive Machines Class C Common Stock

Conversion upon transfer.    A holder of New Intuitive Machines Class B Common Stock or New Intuitive Machines Class C Common Stock may surrender shares of New Intuitive Machines Class B Common Stock or New Intuitive Machines Class C Common Stock to New Intuitive Machines for cancellation for no consideration at any time. Following the surrender or other acquisition of any shares of New Intuitive Machines Class B Common Stock or New Intuitive Machines Class C Common Stock to or by New Intuitive Machines, New Intuitive Machines will take all actions necessary to cancel and retire such shares and such shares shall not be re-issued by New Intuitive Machines.

A holder of New Intuitive Machines Class B Common Stock or New Intuitive Machines Class C Common Stock may transfer or assign shares of New Intuitive Machines Class B Common Stock or New Intuitive Machines Class C Common Stock (or any legal or beneficial interest in such shares) (directly or indirectly, including by operation of law) only to a permitted transferee of such holder or to a non-permitted transferee with the approval in advance and in writing by New Intuitive Machines, and only if such holder also simultaneously transfers, in each case, an equal number of such holder’s Intuitive Machines OpCo Common Units to such permitted transferee or such non-permitted transferee, as applicable, in compliance with the Second A&R Operating Agreement.

The New Intuitive Machines Board (including a majority of the directors who are disinterested with respect to the relevant transaction serving on the New Intuitive Machines Board at such time) may, to the extent permitted by law, from time to time establish, modify, amend or rescind, by bylaw or otherwise, regulations and procedures not inconsistent with the provisions described herein for determining whether any transfer or acquisition of shares of New Intuitive Machines Class B Common Stock or New Intuitive Machines Class C Common Stock would violate the restrictions described herein and for the orderly application, administration and implementation of the provisions of the Proposed Certificate of Incorporation.

Voluntary Conversion.    Each one share of New Intuitive Machines Class C Common Stock shall be convertible into one share of New Intuitive Machines Class B Common Stock at the option of the holder thereof at any time upon written notice to the transfer agent of New Intuitive Machines. Shares of New Intuitive Machines Class C Common Stock that are converted into shares of New Intuitive Machines Class B Common Stock as provided in the Proposed Certificate of Incorporation shall be retired and may not be reissued.

Automatic Conversion.    On the earliest to occur of: (i) the date that is seven (7) years from the date of the Proposed Certificate of Incorporation and (ii) the first date on which the Permitted Class C Owners cease to own, in the aggregate, at least 33.0% of the number of shares of New Intuitive Machines Class C Common Stock issued and held by the Permitted Class C Owners immediately following the Charter Effective Time (adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction) (such date, the “Automatic Conversion Date”), each outstanding share of New Intuitive Machines Class C Common Stock shall automatically, without any further action by New Intuitive Machines or any stockholder, convert into one fully paid and nonassessable share of New Intuitive Machines Class B Common Stock. Following such conversion, the reissuance of such shares of New Intuitive Machines Class C Common Stock shall be prohibited, and such shares of New Intuitive Machines Class C Common Stock shall be retired and cancelled in accordance with the applicable provisions of the applicable law.

Conversion to New Intuitive Machines Class A Common Stock.    After the expiration of the Lock-Up Period, holders of certain Intuitive Machines OpCo Common Units will be permitted to exchange such Intuitive Machines OpCo Common Units (along with the cancellation of the paired share of New Intuitive Machines Class B Common Stock or share of New Intuitive Machines Class C Common Stock) for shares of New Intuitive Machines Class A Common Stock on a one-for-one basis pursuant to the Second A&R Operating Agreement (subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications) or, at the election of New Intuitive Machines (determined by a majority of the directors of New Intuitive Machines who are disinterested with respect to such determination), cash from a substantially concurrent public offering or private sale in an amount equal to the net amount, on a per share basis, of cash received as a result of such public offering or private sale.

New Intuitive Machines Preferred Stock

26,000 shares of New Intuitive Machines Preferred Stock, all of which will be Series A Preferred Stock, will be issued or outstanding immediately after the completion of the Business Combination. The Proposed Certificate of Incorporation will authorize the board of directors of New Intuitive Machines to establish one or more series of New Intuitive Machines Preferred Stock. Unless required by law or any stock exchange, the authorized shares of New Intuitive Machines Preferred Stock will be available for issuance without further action by the holders of New Intuitive Machines Common Stock.

The New Intuitive Machines Board has the discretion to determine the powers, preferences and relative, participating, optional and other special rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of New Intuitive Machines Preferred Stock. The issuance of New Intuitive Machines Preferred Stock may have the effect of delaying, deferring or preventing a change in control of New Intuitive Machines without further action by the stockholders. Additionally, the issuance of New Intuitive Machines Preferred Stock may adversely affect the holders of the New Intuitive Machines Common Stock by restricting dividends on the New Intuitive Machines Common Stock, diluting the voting power of the New Intuitive Machines Common Stock or subordinating the liquidation rights of the New Intuitive Machines Common Stock. As a result of these or other factors, the issuance of New Intuitive Machines Preferred Stock could have an adverse impact on the market price of the New Intuitive Machines Common Stock.

In connection with the Series A Investment, the Inflection Point Board will adopt the Certificate of Designation of Preferences, Rights and Limitations of 10% Series A Cumulative Convertible Preferred Stock, creating the Series A Preferred Stock.

Dividends:    The Series A Preferred Stock pays dividends, semi-annually at the rate of 10% of the original price per share, plus the amount of previously accrued, but unpaid dividends, compounded semi-annually, and participates with the New Intuitive Machines Common Stock on all other dividends. Accrued dividends may be paid (i) in cash, (ii) subject to satisfaction of certain equity conditions, in shares of New Intuitive Machines Class A Common Stock or (iii) accumulated, compounded and added to the liquidation preference described below.

Liquidation Preference:    Upon any liquidation or deemed liquidation event, the holders of Series A Preferred Stock will be entitled to receive out of the available proceeds, before any distribution is made to holders of common stock or any other junior securities, an amount per share equal to the greater of (i) 100% of the Accrued Value (as defined in the Certificate of Designation) or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into New Intuitive Machines Class A Common Stock immediately prior to the liquidation event.

Voting:    The Series A Preferred Stock votes together with the New Intuitive Machines Common Stock on an as-converted basis, except as required by law and (ii) as noted below under “Protective Provisions.” Each holder of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of New Intuitive Machines Class A Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Protective Provisions:    For as long as 25% of the shares of Series A Preferred Stock issued as of the Closing are outstanding, New Intuitive Machines shall not, without the affirmative vote or action by written consent of holders of more than 50% of the issued and outstanding shares of Series A Preferred Stock (the “Requisite Holders”), take any of the following actions: (i) liquidate, dissolve or wind up the affairs of New Intuitive Machines; (ii) amend, alter, or repeal any provision of the certificate of incorporation, bylaws or any similar document of New Intuitive Machines in a manner adverse to the Series A Preferred Stock; (iii) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security unless such security ranks junior to the Series A Preferred Stock with respect to its rights, preferences and privileges, or increase the authorized number of shares of Series A Preferred Stock; provided, that New Intuitive Machines shall be permitted to issue up to $50.0 million in equity securities without the consent of the Requisite Holders; (iv) purchase or redeem or pay any cash dividend on any capital stock prior to the Series A Preferred Stock, other than stock repurchased at cost from former employees and consultants in connection with the cessation of their service; or (v) incur or guarantee any indebtedness, if the aggregate indebtedness of New Intuitive Machines and its subsidiaries for borrowed money following such action would exceed $100,000,000; provided, however, that the Series A Preferred Stock shall not be considered indebtedness for purposes of this calculation (irrespective of the accounting treatment that the Series A Preferred Stock receives under New Intuitive Machines’ financial statements).

Conversion:    Each share of Series A Preferred Stock will be convertible at the holder’s option into shares of New Intuitive Machines Class A Common Stock at an initial conversion ratio determined by dividing the Stated Value (as defined in the Certificate of Designation) of such shares of Series A Preferred Stock by the conversion price of $12.00 per share subject to adjustment in accordance with the terms of the Certificate of Designation.

Warrants

Immediately prior to the Domestication, pursuant to the Cayman Constitutional Documents, each Inflection Point Class B Ordinary Share then issued and outstanding will automatically convert into one Inflection Point Class A Ordinary Share. Following such conversion, as a result of and upon the effective time of the Domestication, (a) each Inflection Point Class A Ordinary Share issued and outstanding immediately prior to the Domestication will remain outstanding and will automatically convert into one share of New Intuitive Machines Class A Common Stock, (b) each Inflection Point Warrant will be automatically converted into a redeemable New Intuitive Machines Warrant on the same terms as the Inflection Point Warrants, and (c) each Inflection Point Unit issued and outstanding as of immediately prior to the Domestication will automatically be canceled and each holder will receive one share of New Intuitive Machines Class A Common Stock and one-half of one New Intuitive Machines Warrant. No fractional New Intuitive Machines Warrants will be issued upon separation of the Inflection Point Units. For more information on the terms of such warrants, see the above section entitled “— Description of New Intuitive Machines’ Securities — Warrants”.

Anti-Takeover Effects of the Proposed Certificate of Incorporation, the Proposed Bylaws and Certain Provisions of Delaware Law

The provisions of the Proposed Certificate of Incorporation, the Proposed Bylaws and the DGCL summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares of New Intuitive Machines Class A Common Stock.

The Proposed Certificate of Incorporation and Proposed Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the New Intuitive Machines Board and that may have the effect of delaying, deferring or preventing a future takeover or change in control of us unless such takeover or change in control is approved by such board of directors.

These provisions include:

•        Authorized but Unissued Capital Stock.    Our authorized but unissued shares of New Intuitive Machines Common Stock and New Intuitive Machines Preferred Stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of New Intuitive Machines Common Stock and New Intuitive Machines Preferred Stock could render more difficult or discourage an attempt to obtain control of a majority of common stock by means of a proxy contest, tender offer, merger or otherwise.

•        Director Designees; Classes of Directors.    Pursuant to the Proposed Certificate of Incorporation, the directors of New Intuitive Machines will be divided into three classes, with each class serving staggered three year terms. The existence of a classified board of directors could discourage a third party from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

•        No Cumulative Voting for Directors.    The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The Proposed Certificate of Incorporation does not provide for cumulative voting. As a result, the holders of shares of New Intuitive Machines Common Stock representing a majority of the voting power of all of the outstanding shares of our capital stock of will be able to elect all of the directors then standing for election.

•        Quorum.    The Proposed Bylaws will provide that at any meeting of the New Intuitive Machines Board, a majority of the total number of directors then in office constitutes a quorum for the transaction of business.

•        Action by Written Consent.    The Proposed Certificate of Incorporation provides that, for so long as New Intuitive Machines qualifies as a controlled company (as defined in Nasdaq Listing Rule 5615(c)(1)), any action required or permitted to be taken by the stockholders of New Intuitive Machines may be effected by the consent in writing of the holders of outstanding capital stock of New Intuitive Machines having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. From and after the date New Intuitive Machines ceases to qualify as a controlled company, any action required or permitted to be taken by the stockholders of New Intuitive Machines must be effected at a duly called annual or special meeting of the stockholders of New Intuitive Machines (and may not be taken by consent of the stockholders in lieu of a meeting). In addition to the foregoing, any action required or permitted to be taken by the holders of any series of New Intuitive Machines Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation relating to such series of New Intuitive Machines Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of New Intuitive Machines Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to New Intuitive Machines in accordance with the applicable provisions of the DGCL.

•        Special Meetings of Stockholders.    Subject to the special rights of the holders of one or more series of New Intuitive Machines Preferred Stock, special meetings of the stockholders of New Intuitive Machines may be called, for any purpose or purposes, at any time only by or at the direction of (i) the board of directors, the chairperson of the board of directors, the chief executive officer or president, and (ii) for so long as New Intuitive Machines is a controlled company (as defined above), by the secretary of New Intuitive Machines at the request of any holder of record of at least 25% of the voting power of the issued and outstanding shares of capital stock of New Intuitive Machines. Subject to the special rights of the holders of one or more series of New Intuitive Machines Preferred Stock, from and after the date New Intuitive Machines ceases to qualify as a controlled company, special meetings of the stockholders of New Intuitive Machines may not be called by the stockholders of New Intuitive Machines or any other person.

•        Advance Notice Procedures.    The Proposed Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, and for stockholder nominations of persons for election to the board of directors of New Intuitive Machines to be brought before an annual or special meeting of stockholders. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors of New Intuitive Machines or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given the secretary of New Intuitive Machines timely written notice, in proper form, of the stockholder’s intention to bring that business or nomination before the meeting. Although the Proposed Bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, as applicable, the Proposed Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of New Intuitive Machines.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Proposed Certificate of Incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of New Intuitive Machines and its stockholders, through stockholders’ derivative suits on New Intuitive Machines’ behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

The Proposed Bylaws provide that New Intuitive Machines must indemnify and advance expenses to directors and officers to the fullest extent authorized by the DGCL. New Intuitive Machines is also expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for directors, officers and certain employees for some liabilities. New Intuitive Machines believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in the Proposed Certificate of Incorporation and the Proposed Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit New Intuitive Machines and its stockholders. In addition, your investment may be adversely affected to the extent New Intuitive Machines pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. New Intuitive Machines believes that these provisions, liability insurance and any indemnity agreements that may be entered into are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to New Intuitive Machines’ directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, New Intuitive Machines has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

There is currently no pending material litigation or proceeding involving any of Inflection Point’s or Intuitive Machines’ respective directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The Transfer Agent and registrar for the shares of New Intuitive Machines Common Stock will be             .

Listing

Pursuant to the terms of the Business Combination Agreement, as a closing condition, Inflection Point is required to cause the New Intuitive Machines Class A Common Stock issued in connection with the Business Combination to be approved for listing on Nasdaq, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Business Combination Agreement. Further, it is a condition to the consummation of the Series A Investment that the New Intuitive Machines Class A Common Stock be approved for listing on Nasdaq. Following the Closing, New Intuitive Machines Class A Common Stock and New Intuitive Machines Warrants will be listed, subject to Nasdaq approval, under the proposed symbols “LUNR” and “LUNRW”, respectively. It is important for you to know that, at the time of our extraordinary general meeting, Inflection Point may not have received from Nasdaq either confirmation of the listing of the New Intuitive Machines Class A Common Stock and New Intuitive Machines Warrants or that approval will be obtained prior to the consummation of the Business Combination, and it is possible that the listing condition to the consummation of the Business Combination may be waived by the parties to the Business Combination Agreement and by the Series A Investors. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received and the Business Combination could still be consummated if such condition is waived and therefore the New Intuitive Machines securities would not be listed on any nationally recognized securities exchange.

MARKET PRICE AND DIVIDENDS OF SECURITIES

Market Price of Inflection Point Units, Inflection Point Ordinary Shares and Public Warrants

Market Price and Ticker Symbol

Inflection Point’s Units, Public Shares and Public Warrants are currently listed on Nasdaq under the symbols “IPAXU,” “IPAX,” and “IPAXW,” respectively.

The closing price of Inflection Point’s Units, Public Shares and Public Warrants on September 15, 2022, the last trading day before announcement of the execution of the Business Combination Agreement, was $9.81, $9.74 and $0.25, respectively. As of             , the Record Date for the extraordinary general meeting, the closing price for each Inflection Point Unit, Public Share and Public Warrant was $            , $             and $            , respectively.

Holders

As of the Record Date, there were              holders of record of Inflection Point Units,              holders of record of Inflection Point Public Shares, one holder of record of Founder Shares,            holders of record of Public Warrants and one holder of record of Private Placement Warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose Inflection Point Units, Public Shares and Public Warrants are held of record by banks, brokers and other financial institutions.

Dividends of Inflection Point Securities

Inflection Point has not paid any cash dividends on the Inflection Point Ordinary Shares to date and does not intend to pay cash dividends prior to the completion of an initial business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of an initial business combination. The payment of any cash dividends subsequent to an initial business combination will be within the discretion of our board of directors at such time. If we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Intuitive Machines

Market Price of Intuitive Machines Securities

Market price information regarding Intuitive Machines is not provided because there is no public market for Intuitive Machines’ securities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Intuitive Machines — Liquidity and Capital Resources”.

Dividend Policy of New Intuitive Machines Following the Business Combination

Intuitive Machines does not intend to pay cash dividends after the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of our board of directors at such time. If we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information known to Inflection Point regarding (i) the beneficial ownership of Inflection Point Ordinary Shares as of December 21, 2022 (pre-Business Combination) and (ii) the expected beneficial ownership following the consummation of the Business Combination (post-Business Combination) of New Intuitive Machines Common Stock (assuming a “no redemptions” scenario and a “maximum redemptions” scenario as described below) by:

•        each of Inflection Point’s current executive officers and directors, and all executive officers and directors of Inflection Point as a group, in each case pre-Business Combination;

•        each person who will become a named executive officer or director of New Intuitive Machines, and all executive officers and directors of New Intuitive Machines as a group, in each case post-Business Combination;

•        each person who is known to be the beneficial owner of more than 5% of a class of Inflection Point Ordinary Shares pre-Business Combination; and

•        each person who is expected to be the beneficial owner of more than 5% of a class of New Intuitive Machines Common Stock post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Unless otherwise indicated, Inflection Point believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

The beneficial ownership of Inflection Point ordinary shares pre-Business Combination is based on 32,975,000 Inflection Point Class A Ordinary Shares and 8,243,750 Founder Shares issued and outstanding as of December 21, 2022.

The expected beneficial ownership of New Intuitive Machines Common Stock post-Business Combination assumes two scenarios: (i) no Public Shares are redeemed and, (ii) the maximum number of 30,075,000 Public Shares are redeemed (after giving effect to the Non-Redemption Agreement with Kingstown 1740 pursuant to which Kingstown 1740 has agreed not to redeem the 2,900,000 Business Combination Non-Redemption Covered Shares, which include the IPO Redemption Waiver Covered Shares). Based on the foregoing assumptions, we have estimated that there would be 43,385,417 shares of New Intuitive Machines Class A Common Stock, 278 shares of New Intuitive Machines Class B Common Stock and 68,125,709 shares of New Intuitive Machines Class C Common Stock issued and outstanding in the “no redemptions” scenario and 13,310,417 shares of New Intuitive Machines Class A Common Stock, 278 shares of New Intuitive Machines Class B Common Stock and 68,125,709 shares of New Intuitive Machines Class C Common Stock issued and outstanding in the “maximum redemptions” scenario (excluding any shares (other than the Commitment Shares) that New Intuitive Machines sells to CFPI under the Equity Facility because such shares are not considered outstanding under the beneficial ownership rules of the SEC). If the actual facts are different from the foregoing assumptions, ownership figures in the combined company and the columns under Post-Business Combination in the table that follows will be different.

	Before Business Combination				After Business Combination
					No Redemptions							Maximum Redemptions
Name and Address of Beneficial Owner(1)	Number of Inflection Point Class A Ordinary Shares	%	Number of Inflection Point Class B Ordinary Shares(2)%		Number of shares of New Intuitive Machines Class A Common Stock	%	Number of shares of New Intuitive Machines Class B Common Stock	%	Number of shares of New Intuitive Machines Class C Common Stock	%	% of Total Voting Power	Number of shares of New Intuitive Machines Class A Common Stock	%	Number of shares of New Intuitive Machines Class B Common Stock	%	Number of shares of New Intuitive Machines Class C Common Stock	%	% of Total Voting Power
Directors and Executive Officers of Inflection Point Before the Business Combination
Michael Blitzer(3)(4)	2,900,000	8.8	8,243,750	100.0	21,626,250	40.1	—	—	—	—	8.4	21,626,250	90.9	—	—	—	—	9.5
Guy Shanon(3)(4)	2,900,000	8.8	8,243,750	100.0	21,626,250	40.1	—	—	—	—	8.4	21,626,250	90.9	—	—	—	—	9.5
Paula Sutter	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Nicholas Shekerdemian	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Brian Pitz	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Erin Clift	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
All officers and directors as a group (6 individuals)	2,900,000	8.8	8,243,750	100.0	21,626,250	40.1	—	—	—	—	8.4	21,626,250	90.9	—	—	—	—	9.5
Directors and Executive Officers of New Intuitive Machines After the Business Combination

Five Percent Holders
Inflection Point Holdings LLC(3)	—	—	8,243,750	100%	15,088,750	30.0	—	—	—	—	5.9	15,088,750	74.9	—	—	—	—	6.7
Kingstown Capital Management, LP(3)(4)	2,900,000	8.8%	8,243,750	100%	21,626,250	40.1	—	—	—	—	8.4	21,626,250	90.9	—	—	—	—	9.5
Kingstown Management GP, LLC(3)(4)	2,900,000	8.8%	8,243,750	100%	21,626,250	40.1	—	—	—	—	8.4	21,626,250	90.9	—	—	—	—	9.5
LMR Master Fund Ltd(5)	2,900,000	8.8%	—	—	4,350,000	9.7	—	—	—	—	1.7	—	—	—	—	—	—	—
Hudson Bay Capital Management LP(6)	2,900,000	8.8%	—	—	2,900,000	6.7	—	—	—	—	1.2	—	—	—	—	—	—	—
HGC Investment Management Inc.(7)	2,550,136	7.7%	—	—	2,550,136	5.9	—	—	—	—	1.0	—	—	—	—	—	—	—
Citadel Entities(8)	2,150,248	6.5%	—	—	2,150,248	5.0	—	—	—	—	*	—	—	—	—	—	—	—
Nabahz Investors, LLC(9)	1,900,000	5.8%	—	—	1,900,000	4.4	—	—	—	—	*	—	—	—	—	—	—	—

____________

*        Less than one percent

(1)      Unless otherwise noted, the business address of each of the following is c/o Inflection Point Acquisition Corp., 34 East 51st Street, 5th Floor, New York, New York 10022.

(2)      Interests shown consist solely of Founder Shares, classified as Inflection Point Class B Ordinary Shares. Such shares will automatically convert into Inflection Point Class A Ordinary Shares immediately prior to the Domestication on a one-for-one basis.

(3)      Inflection Point Holdings LLC, the Sponsor, is the record holder of such shares. Kingstown Capital Management, L.P. (“KCM”) is the manager of Inflection Point Holdings LLC and shares voting and investment discretion with respect to the Inflection Point Ordinary Shares held of record by Inflection Point Holdings LLC. Kingstown Management GP LLC (“KMGP”) is the general partner of KCM and shares voting and investment discretion with respect to the Inflection Point Ordinary Shares held of record by Inflection Point Holdings LLC. Michael Blitzer and Guy Shanon are the Managing Members of KMGP and share voting and investment discretion with respect to the Inflection Point Ordinary Shares held of record by Inflection Point Holdings LLC. Each of KMGP, KCM, Michael Blitzer and Guy Shanon disclaims any beneficial ownership of the securities held by Inflection Point Holdings LLC other than to the extent of any pecuniary interest it or he, as applicable, may have therein, directly or indirectly. Pre-Business Combination amounts consist of 8,243,750 Founder Shares which will automatically convert into Inflection Point Class A Ordinary Shares immediately prior to the Domestication and into New Intuitive Machines Class A Common Stock in connection with Closing. Post-Business Combination amounts consist of (i) 8,243,750 shares of New Intuitive Machines Class A Common Stock received in exchange for the Founder Shares and (ii) 6,845,000 shares of New Intuitive Machines Class A Common Stock underlying 6,845,000 Private Placement Warrants that will become New Intuitive Machines Warrants in connection with Closing and which will be exercisable within 60 days of the Closing Date. Excludes shares underlying any additional Private Placement Warrants that may be issued to the Sponsor upon conversion of outstanding principal under working capital loans made by the Sponsor to Inflection Point.

(4)      The Sponsor and Kingstown 1740 are the record holders of such shares. KCM is the manager of the Sponsor and the investment manager of Kingstown 1740. KMGP is the general partner of KCM. Kingstown Capital Partners LLC (“KCP”) is the general partner of Kingstown 1740. Mr. Blitzer and Mr. Shanon are the managing members of KMGP and KCP. KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon share voting and dispositive power over the securities held by the Sponsor and Kingstown 1740. Each of KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon disclaims beneficial ownership over any securities directly held by the Sponsor and Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly. Pre-Business Combination amounts consist of (i) 8,243,750 Founder Shares, owned of record by the Sponsor, which will automatically convert into Inflection Point Class A Ordinary Shares immediately prior to the Domestication and into New Intuitive Machines Class A Common Stock in connection with Closing and (ii) 2,900,000 Inflection Point Class A Ordinary Shares owned by Kingstown 1740. Post-Business Combination amounts consist of the (A) the following securities owned by the Sponsor (i) 8,243,750 shares of New Intuitive Machines Class A Common Stock received in exchange for the Inflection Point Class A Ordinary Shares issued upon conversion of the Founder Shares, (ii) 6,845,000 shares of New Intuitive Machines Class A Common Stock underlying 6,845,000 Private Placement Warrants that will become New Intuitive Machines Warrants in connection with Closing and which will be exercisable within 60 days of the Closing Date and (B) the following securities owned by Kingstown 1740 (i) 2,900,000 shares of New Intuitive Machines Class A Common Stock, (ii) 1,450,000 shares of New Intuitive Machines Class A Common Stock underlying Public Warrants that will become New Intuitive Machines Warrants in connection with Closing and which will be exercisable within 60 days of the Closing Date, (iii) 1,750,000 shares of New Intuitive Machines Class A Common Stock issuable upon conversion of 21,000 shares of Series A Preferred Stock at the initial conversion price that Kingstown 1740 has committed to purchase and which will be convertible within 60 days of the Closing Date (without giving effect to the 9.9% beneficial ownership blocker described in the form of Certificate of Designation) and (iv) 437,500 shares of New Intuitive Machines Class A Common Stock issuable upon exercise of Preferred Investor Warrants that Kingstown 1740 has committed to purchase and which will be convertible within 60 days of the Closing Date (without giving effect to the 9.9% beneficial ownership blocker described in the form of Preferred Investor Warrant). Excludes shares underlying any additional Private Placement Warrants that may be issued to the Sponsor upon conversion of outstanding principal under working capital loans made by the Sponsor to Inflection Point.

(5)      According to a Schedule 13G/A filed with the SEC on February 14, 2022, LMR Master Fund Ltd (“LMR Master Fund”) is the holder of the Inflection Point Class A Ordinary Shares reported, consisting of (i) 2,900,000 Inflection Point Class A Ordinary Shares and (ii) 1,450,000 Inflection Point Class A Ordinary Shares underlying 1,450,000 Public Warrants that will become New Intuitive Machines Warrants in connection with Closing and which will be exercisable within 60 days of the Closing Date. LMR Partners LLP, LMR Partners Limited, LMR Partners LLC and LMR Partners AG (collectively, the “LMR Investment Managers”), serve as the investment managers to certain funds, including, without limitation, LMR Master Fund, with respect to the Inflection Point Class A Ordinary Shares held by LMR Master Fund. Ben Levine and Stefan Renold are ultimately in control of the investment and voting decisions of the LMR Investment Managers with respect to the securities held by LMR Master Fund. The address of the principal business office of each of the foregoing is c/o LMR Partners LLP, 9th Floor, Devonshire House, 1 Mayfair Place, London, W1J 8AJ, United Kingdom.

(6)      According to a Schedule 13G filed with the SEC on February 7, 2022, the Inflection Point Class A Ordinary Shares reported are held by HB Strategies LLC and Hudson Bay SPAC Master Fund LF. Hudson Bay Capital Management LP (the “HB Investment Manager”) serves as the investment manager to HB Strategies LLC and Hudson Bay SPAC Master Fund LP. As such, the HB Investment Manager may be deemed to be the beneficial owner of all Inflection Point Class A Ordinary Shares held by HB Strategies LLC and Hudson Bay SPAC Master Fund LP. Mr. Sander Gerber (“Mr. Gerber”) serves as the managing member of Hudson Bay Capital GP LLC, which is the general partner of the HB Investment Manager. Mr. Gerber disclaims beneficial ownership of the Inflection Point Class A Ordinary Shares reported. The address of the business office of each of the HB Investment Manager and Mr. Gerber is 28 Havemeyer Place, 2nd Floor, Greenwich, Connecticut 06830.

(7)      According to a Schedule 13G filed with the SEC on February 14, 2022, the Inflection Point Class A Ordinary Shares reported are held by HGC Investment Management Inc. on behalf of The HGC Fund LP. The address of the business office of HGC Investment Management Inc. is 1073 Yonge Street, 2nd Floor, Toronto, Ontario M4W 2L2, Canada.

(8)      According to a Schedule 13G/A filed with the SEC on February 14, 2022, the reported Inflection Point Class A Ordinary Shares are owned by Citadel Credit Master Fund LLC (“CCMF”) and Citadel Securities LLC (“Citadel Securities”). Citadel Advisors LLC (“Citadel Advisors”) is the portfolio manager for CCMF. Citadel Advisors Holdings LP (“CAH”) is the sole member of Citadel Advisors. Citadel GP LLC (“CGP”) is the general partner of CAH. Citadel Securities Group LP (“CALC4”) is the non-member manager of Citadel Securities. Citadel Securities GP LLC (“CSGP”) is the general partner of CALC4. Mr. Kenneth Griffin is the President and Chief Executive Officer of CGP, and owns a controlling interest in CGP and CSGP. Each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC may be deemed to beneficially own 2,129,152 Inflection Point Class A Ordinary Shares. Each of Citadel Securities, Citadel Securities Group LP and Citadel Securities GP LLC may be deemed to beneficially own 21,096 Inflection Point Class A Ordinary Shares. Mr. Griffin may be deemed to beneficially own 2,150,248 Inflection Point Class A Ordinary Shares. The principal business office of each of the foregoing is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.

(9)      According to a Schedule 13G/A filed with the SEC on February 9, 2022, Nabahz Investors, LLC is the holder of the Inflection Point Class A Ordinary Shares reported. Farallon Capital Management, L.L.C., (the “Farallon Management Company”), is the manager of Nabahz Investors, LLC, with respect to the Inflection Point Class A Ordinary Shares held by Nabahz Investors, LLC. Each of Philip D. Dreyfuss (“Dreyfuss”), Michael B. Fisch (“Fisch”), Richard B. Fried (“Fried”), Varun N. Gehani (“Gehani”), Nicolas Giauque (“Giauque”), David T. Kim (“Kim”); Michael G. Linn (“Linn”), Rajiv A. Patel (“Patel”), Thomas G. Roberts, Jr. (“Roberts”), William Seybold (“Seybold”), Andrew J. M. Spokes (“Spokes”), John R. Warren (“Warren”), and Mark C. Wehrly (“Wehrly” and collectively with Dreyfuss, Fisch, Fried, Gehani, Giauque, Kim, Linn, Patel, Roberts, Seybold, Spokes and Warren, the “Farallon Individual Reporting Persons”) is a managing member or senior managing member, as the case may be, of the Farallon Management Company, with respect to the Inflection Point Class A Ordinary Shares held by Nabahz Investors, LLC. The Farallon Management Company, as the manager of Nabahz Investors, LLC, may be deemed to be a beneficial owner of such Inflection Point Class A Ordinary Shares held by Nabahz Investors, LLC. Each of the Farallon Individual Reporting Persons, as a managing member or senior managing member, as the case may be, of the Farallon Management Company, in each case with the power to exercise investment discretion, may be deemed to be a beneficial owner of such Inflection Point Class A Ordinary Shares held by Nabahz Investors, LLC. Each of the Farallon Management Company and the Farallon Individual Reporting Persons disclaims any beneficial ownership of any such Inflection Point Class A Ordinary Shares. The address of the principal business office of each Nabahz Investors, LLC, the Farallon Management Company and each Farallon Individual Reporting Person is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Inflection Point Related Person Transactions

Founder Shares

In February 2021, Inflection Point Holdings LLC, the Sponsor, paid $25,000, or approximately $0.003 per share, to cover certain of Inflection Point’s offering costs in exchange for 7,187,500 Founder Shares. Subsequently on March 5, 2021, Inflection Point effected a 1.2 to 1 share recapitalization with respect to the Inflection Point Class B Ordinary Shares, as a result of which the Sponsor then held 8,625,000 Founder Shares. On October 29, 2021, as a result of the partial exercise of the over-allotment option, the Sponsor forfeited 381,250 of these shares and the remaining Founder Shares ceased to be subject to forfeiture.

Pursuant to the Letter Agreements, the Sponsor and Inflection Point’s officers and directors have agreed not to transfer, assign or sell any of their Founder Shares and any Inflection Point Class A Ordinary Shares issuable upon conversion thereof until the earlier to occur of: (i) one year after the completion of the initial business combination, or (ii) the date on which Inflection Point completes a liquidation, merger, share exchange or other similar transaction after the initial business combination that results in all of Inflection Point’s shareholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property; except to certain permitted transferees and under certain circumstances (the lock-up). Notwithstanding the foregoing, if (1) the closing price of Inflection Point Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination or (2) if Inflection Point consummates a transaction after the initial business combination which results in Inflection Point’s shareholders having the right to exchange their shares for cash, securities or other property, the Founder Shares will be released from the lock-up. However, in connection with the Business Combination, this provision of the Letter Agreements will be superseded by the Sponsor Lock-Up Agreement, pursuant to which the Sponsor and its permitted assigns will agree not to, without the prior written consent of the New Intuitive Machines Board, Transfer the shares of New Intuitive Machines Class A Common Stock received upon conversion of the Founder Shares prior to the date that is six months after the Closing Date.

Private Placement Warrants

The Sponsor purchased an aggregate of 6,845,000 Private Placement Warrants, 6,250,000 of those were purchased in a private placement simultaneously with the initial closing of the IPO and 595,000 of them were purchased in a private placement simultaneously with the closing of the over-allotment, at a price of $1.00 per Private Placement Warrant, or $6,845,000 in the aggregate. Each Private Placement Warrant is exercisable for one Inflection Point Class A Ordinary Share at a price of $11.50 per share (subject to adjustment). If Inflection Point does not complete an initial business combination by September 24, 2023, the Private Placement Warrants will expire worthless. While they are held by the Sponsor or its permitted transferees, the Private Placement Warrants will be non-redeemable. The Sponsor agreed, and will agree in the Sponsor Lock-Up Agreement, subject to limited exceptions, not to transfer, assign or sell any of its Private Placement Warrants (except to permitted transferees) until 30 days after the completion of the initial business combination.

Forward Purchase Agreement

On September 21, 2021, Inflection Point entered into the FPA pursuant to which the Forward Purchasers, which are affiliates of the Sponsor, agreed to purchase up to 5,000,000 Forward Purchase Shares, for $10.00 per share, or an aggregate amount of up to $50,000,000, in a private placement that would close concurrently with the closing of an initial business combination, subject to approval by the Forward Purchasers’ investment committee. To the extent that the amounts available from the Trust Account and other financing were sufficient for such cash requirements, the Forward Purchasers may have purchased less than 5,000,000 Forward Purchase Shares. Further, Inflection Point had the right, in its sole discretion, to reduce the amount of Forward Purchase Shares that the Forward Purchasers could purchase pursuant to the FPA. Pursuant to the terms of the FPA, the Forward Purchasers had the option to assign their commitment to one of their affiliates and up to $5,000,000 to members of Inflection Point’s management team or the Inflection Point Board. The Forward Purchase Shares, if issued, would have been identical to the Public Shares included in the Inflection Point Units sold in the IPO, except that they would have been subject to transfer restrictions and registration rights. On November 30, 2022, the FPA was terminated with immediate effect by mutual agreement of the parties thereto.

Related Party Loans

On February 2, 2021, the Sponsor agreed to loan Inflection Point up to $300,000 to be used for a portion of the expenses of the IPO. These loans were non-interest bearing, unsecured and were due at the earlier of December 31, 2021 or the closing of the IPO. As of September 24, 2021, Inflection Point had borrowed $188,805 under the promissory note, which was fully repaid by September 30, 2021.

On September 30, 2021, the Sponsor agreed to provide Inflection Point with loans in such amounts as may be required by Inflection Point to fund Inflection Point’s working capital requirements up to an aggregate of $250,000. On March 8, 2022, the Sponsor agreed to provide Inflection Point with loans in such amounts as may be required by Inflection Point to fund Inflection Point’s working capital requirements up to an aggregate of $500,000.

On August 4, 2022, Inflection Point issued the Working Capital Note to the Sponsor, pursuant to which Inflection Point may borrow up to $1,000,000 from the Sponsor, related to ongoing expenses reasonably related to the business of Inflection Point and the consummation of an initial business combination. All unpaid principal under the Working Capital Note shall be due and payable in full on the Working Capital Note Maturity Date, unless accelerated upon the occurrence of an event of default as set forth in the Working Capital Note. The Sponsor will have the option, at any time on or prior to the Working Capital Note Maturity Date, to convert up to $1,000,000 outstanding under the Working Capital Note into warrants to purchase Inflection Point Class A Ordinary Shares at a conversion price of $1.00 per warrant, with each warrant entitling the holder to purchase one Inflection Point Class A Ordinary Share at a price of $11.50 per share, subject to the same adjustments applicable to the Private Placement Warrants. As of the date of this proxy statement/prospectus, there was approximately $125,000 outstanding under the Working Capital Note.

Administrative Services Agreement

On September 21, 2021, Inflection Point entered into an Administrative Services Agreement with Kingstown Capital Management L.P., an affiliate of the Sponsor, pursuant to which it pays a total of $15,000 per month for office space, utilities, secretarial and administrative support services provided to members of the Inflection Point management team. Upon completion of the initial business combination or a liquidation, Inflection Point will cease paying these monthly fees. For the period from January 27, 2021 (date of inception) through December 31, 2021, Inflection Point recorded $48,000 of administrative service fees under the agreement, none of which was due or payable as of December 31, 2021. For the three and nine months ended September 30, 2022, Inflection Point recorded $45,000 and $135,000 of administrative service fees under the agreement, respectively. As of September 30, 2022, $60,000 was due under the agreement which is included in due to related party on Inflection Point’s unaudited condensed balance sheet.

Professional Service Agreement

Inflection Point reimburses the Sponsor for services provided by one of the Sponsor’s employees who serves as Inflection Point’s COS. The COS receives $12,500 per month for services rendered, commencing September 25, 2021, through the closing of Inflection Point’s initial business combination. For the period from January 27, 2021 (date of inception) through December 31, 2021, Inflection Point recorded $40,000 of compensation for services provided. For the three and nine months ended September 30, 2022, Inflection Point recorded $37,500 and $112,500 of compensation for services provided, respectively. As of September 30, 2022, there was $50,000 due to the COS which is included in due to related party on Inflection Point’s unaudited condensed balance sheet.

Inflection Point’s Policy for Approval of Related Party Transactions

The audit committee of the Inflection Point Board has adopted a policy setting forth the policies and procedures for its review and approval or ratification of “related party transactions.” A “related party transaction” is any consummated or proposed transaction or series of transactions: (i) in which Inflection Point was or is to be a participant; (ii) the amount of which exceeds (or is reasonably expected to exceed) the lesser of $120,000 or 1% of the average of Inflection Point’s total assets at year-end for the prior two completed fiscal years in the aggregate over the duration of the transaction (without regard to profit or loss); and (iii) in which a “related party” had, has or will have a direct or indirect material interest. “Related parties” under this policy include: (i) Inflection Point’s directors, nominees for director or executive officers or any person who has served in any of such roles since the beginning of the most recent fiscal year; (ii) any record or beneficial owner of more than 5% of any class of Inflection Point’s voting securities; (iii) any immediate family member of any of the foregoing if the foregoing person is a natural person; and (iv) any other person who may be a “related person” pursuant to Item 404 of Regulation S-K under the Exchange Act. Pursuant to the policy, the audit committee will consider (i) the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated third party, (ii) the extent of the related party’s interest in the transaction, (iii) whether the transaction contravenes Inflection Point’s code of ethics or other policies, (iv) whether the audit committee believes the relationship underlying the transaction to be in the best interests of Inflection Point and its shareholders, and (v) the effect that the transaction may have on a director’s status as an independent member of the Inflection Point Board and on his or her eligibility to serve on the Inflection Point Board’s committees. Each director, director nominee and executive officer of Inflection Point will, as applicable, present to the audit committee each proposed related party transaction, including all relevant facts and circumstances relating thereto. Under the policy, Inflection Point may consummate related party transactions only if its audit committee approves or ratifies the transaction in accordance with the guidelines set forth in the policy. The policy does not permit any director or executive officer to participate in the discussion of, or decision concerning, a related person transaction in which he or she is the related party.

Tax Receivable Agreement

As a result of the post-Business Combination organizational structure, New Intuitive Machines expects to obtain (i) in connection with the Business Combination, existing tax basis in certain assets of Intuitive Machines OpCo and certain of its direct or indirect subsidiaries, including assets that will eventually be subject to depreciation or amortization, once placed in service (the “Existing Basis”), (ii) tax basis adjustments, including an increase in New Intuitive Machines’ allocable share of existing tax basis, resulting from (a) any future redemptions or exchanges of Intuitive Machines OpCo Common Units from the Intuitive Machines Members as described under “Certain Relationships and Related Party Transactions — Amended and Restated Operating Agreement — Intuitive Machines OpCo Common Units redemption right” (such basis increase, the “Basis Adjustments”), (b) certain distributions (or deemed distributions) by Intuitive Machines OpCo, and (c) payments made under the Tax Receivable Agreement and (iii) deductions attributable to imputed interest and other payments of interest pursuant to the Tax Receivable Agreement (such deductions, the “Interest Deductions”). The parties intend to treat each redemption or exchange of Intuitive Machines OpCo Common Units in Intuitive Machines OpCo pursuant to the Second A&R Operating Agreement as New Intuitive Machines’ direct purchase of Intuitive Machines OpCo Common Units in Intuitive Machines OpCo from an Intuitive Machines Member for U.S. federal income and other applicable tax purposes, regardless of whether such Intuitive Machines OpCo Common Units in Intuitive Machines OpCo are surrendered by an Intuitive Machines Member to Intuitive Machines OpCo for redemption, or, to the extent there is cash available from a contemporaneous public offering or private sale of New Intuitive Machines Class A Common Stock by New Intuitive Machines and New Intuitive Machines so authorizes, sold directly to New Intuitive Machines. Any Existing Basis, Basis Adjustments and Interest Deductions may have the effect of reducing the amount of taxes that New Intuitive Machines would otherwise pay in the future to various tax authorities. The Existing Basis, Basis Adjustments and Interest Deductions may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

In connection with the Business Combination, New Intuitive Machines will enter into the Tax Receivable Agreement with Intuitive Machines OpCo and the TRA Holders. The Tax Receivable Agreement will provide for the payment by New Intuitive Machines to the TRA Holders of 85% of the amount of cash tax savings, if any, that New Intuitive Machines actually realizes, or in some circumstances is deemed to realize, as a result of the Existing Basis, Basis Adjustments and Interest Deductions, including those resulting from payments pursuant to the Tax Receivable Agreement. Intuitive Machines OpCo and its applicable subsidiaries will have an election under Section 754 of the Code in effect for each taxable year in which a redemption or exchange of Intuitive Machines OpCo Common Units in Intuitive Machines OpCo for shares of New Intuitive Machines Class A Common Stock or cash occurs. Assuming no material changes in the relevant tax law and that New Intuitive Machines earns sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, it is expected that the tax savings associated with the (i) Existing Basis, (ii) Basis Adjustments, and (iii) Interest Deductions would aggregate to approximately $170.4 million over 20 years from the date of the Business Combination based on a trading price of $10.00 per share of New Intuitive Machines Class A Common Stock, and assuming all future redemptions or exchanges would occur one year after the

Business Combination at the same assumed price per share. Under such scenario, assuming future payments are made on the due date (with extension) of each relevant U.S. federal income tax return, New Intuitive Machines would be required to pay approximately 87% of such amount, or approximately $148.2 million, over the 20-year period from the date of the Business Combination and New Intuitive Machines would benefit from the remaining 13% of the tax benefits. These Tax Receivable Agreement payments are not conditioned upon any continued ownership interest in either Intuitive Machines OpCo or New Intuitive Machines by any TRA Holder. The rights of each TRA Holder under the Tax Receivable Agreement are assignable regardless of whether the underlying Intuitive Machines OpCo Common Units are also assigned. In general, the TRA Holders’ rights under the Tax Receivable Agreement may not be assigned, sold, pledged or otherwise alienated to any person, other than certain permitted transferees, without such person becoming a party to the Tax Receivable Agreement and agreeing to succeed to the applicable TRA Holders’ interest therein.

The actual Existing Basis, Basis Adjustments and Interest Deductions, as well as any amounts paid to the TRA Holders under the Tax Receivable Agreement, will vary depending on a number of factors, including:

•        the price of shares of New Intuitive Machines Class A Common Stock at the time of redemptions or exchanges — the Basis Adjustments, as well as any related increase in any tax deductions, are directly related to the price of shares of New Intuitive Machines Class A Common Stock at the time of each redemption or exchange;

•        the timing of any subsequent redemptions or exchanges — for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of Intuitive Machines OpCo and certain of its direct and indirect subsidiaries at the time of each redemption, exchange or distribution (or deemed distribution) as well as the amount of remaining existing tax basis at the time of such redemption, exchange or distribution (or deemed distribution);

•        the extent to which such redemptions or exchanges are taxable — if a redemption or exchange is not taxable for any reason, certain of the increased tax deductions will not be available;

•        the extent to which such Basis Adjustments are immediately deductible — New Intuitive Machines may be permitted to immediately expense a portion of the Basis Adjustments attributable to a redemption or exchange, which could significantly accelerate the timing of New Intuitive Machines’ realization of the associated tax benefits. Under the Second A&R Operating Agreement, the determination of whether to immediately expense such Basis Adjustments will be made in New Intuitive Machines’ sole discretion; and

•        the amount and timing of New Intuitive Machines income — the Tax Receivable Agreement generally will require New Intuitive Machines to pay 85% of the amount of cash tax savings as and when such cash tax savings are treated as realized under the terms of the Tax Receivable Agreement. If New Intuitive Machines does not have sufficient taxable income to realize any of the applicable tax benefits, New Intuitive Machines generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year may generate tax attributes that may be used to generate tax benefits in previous or future taxable years. The use of any such tax attributes will result in payments under the Tax Receivable Agreement.

For purposes of the Tax Receivable Agreement, cash savings in income taxes will be computed by comparing New Intuitive Machines’ actual income tax liability to the amount of such taxes that New Intuitive Machines would have been required to pay had there been no Existing Basis, Basis Adjustments and Interest Deductions; provided that, for purposes of determining cash savings with respect to state and local income taxes an assumed tax rate will be used. The Tax Receivable Agreement will generally apply to each of New Intuitive Machines’ taxable years, beginning with the first taxable year ending after the completion of the Business Combination. There is no maximum term for the Tax Receivable Agreement, although, as discussed further below, the Tax Receivable Agreement may be terminated by New Intuitive Machines pursuant to an early termination procedure or upon the occurrence of certain events, in each case, that requires New Intuitive Machines to pay the TRA Holders an agreed upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated based on certain assumptions, including regarding tax rates and use of the Basis Adjustments and Interest Deductions).

The payment obligations under the Tax Receivable Agreement are obligations of New Intuitive Machines and not Intuitive Machines OpCo. Although the actual timing and amount of any payments that may be made under the Tax Receivable Agreement will vary, it is expected that the payments that New Intuitive Machines may be required to make to the TRA Holders could be substantial. Any payments made by New Intuitive Machines to the TRA Holders under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to New Intuitive Machines and, to the extent that New Intuitive Machines is unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by New Intuitive Machines; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and, therefore, may accelerate payments due under the Tax Receivable Agreement, which could be substantial. New Intuitive Machines anticipates funding ordinary course payments under the Tax Receivable Agreement from cash flow from operations of its subsidiaries, available cash or available borrowings under the Credit Mobilization Credit Facility (as defined below) or any future debt agreements.

Decisions made by New Intuitive Machines in the course of running its business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that New Intuitive Machines is required to make to a TRA Holder under the Tax Receivable Agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction will generally accelerate payments under the Tax Receivable Agreement and increase the present value of such payments.

The Tax Receivable Agreement provides that if (i) New Intuitive Machines materially breaches any of its material obligations under the Tax Receivable Agreement, (ii) certain mergers, asset sales, other forms of business combination, or other changes of control were to occur after the consummation of the Transactions, or (iii) New Intuitive Machines elects an early termination of the Tax Receivable Agreement, then its obligations, or its successor’s obligations, under the Tax Receivable Agreement would accelerate and become due and payable, based on certain assumptions, including an assumption that New Intuitive Machines would have sufficient taxable income to fully use all potential future tax benefits that are subject to the Tax Receivable Agreement. In those circumstances, TRA Holders would be deemed to exchange any remaining outstanding Intuitive Machines OpCo Common Units for New Intuitive Machines Class A Common Stock and the TRA Holders generally would be entitled to payments under the Tax Receivable Agreement resulting from such deemed exchanges. New Intuitive Machines may elect to completely terminate the Tax Receivable Agreement early only with the written approval of each of a majority of New Intuitive Machines’ “independent directors” (within the meaning of the rules of the Nasdaq). The amount due and payable in those circumstances is based on the present value (at a discount rate of SOFR plus 100 basis points) of projected future tax benefits that are based on certain assumptions, including an assumption that New Intuitive Machines would have sufficient taxable income to fully use all potential future tax benefits that are subject to the Tax Receivable Agreement. Based on such assumptions, if New Intuitive Machines were to exercise its termination right, or the Tax Receivable Agreement is otherwise terminated, immediately following the consummation of the Business Combination, the aggregate amount of the termination payments would be approximately $100.4 million.

As a result of the foregoing, New Intuitive Machines could be required to make an immediate cash payment, possibly significantly in advance of the actual realization, if any, of such future cash tax savings. New Intuitive Machines also could be required to make cash payments to the TRA Holders that are greater than 85% of the actual benefits New Intuitive Machines ultimately realizes in respect of the tax benefits that are subject to the Tax Receivable Agreement. In these situations, New Intuitive Machines’ obligations under the Tax Receivable Agreement could have a substantial negative impact on its liquidity and could have the effect of deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that New Intuitive Machines will be able to finance New Intuitive Machines’ obligations under the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that New Intuitive Machines determines, which are complex and factual in nature, and the IRS or another taxing authority may challenge all or any part of the Basis Adjustments, as well as other tax positions that we take, and a court may sustain such a challenge. New Intuitive Machines will not be reimbursed for any cash payments previously made to the TRA Holders pursuant to the Tax Receivable Agreement if any tax benefits initially claimed by New Intuitive Machines are subsequently challenged by a taxing authority and ultimately disallowed. Instead, any excess cash payments made by New Intuitive Machines to a TRA Holder will be netted against future cash payments, if any, New Intuitive Machines might otherwise be required to make under the terms of the Tax Receivable Agreement to such TRA Holders. However, a challenge to any tax benefits initially claimed by New Intuitive Machines may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments, if any, New Intuitive Machines might otherwise be required to make under the terms of the Tax Receivable Agreement and, as a result, there might not be future cash payments from which to net against. As a result, it is possible that New Intuitive Machines could make cash payments under the Tax Receivable Agreement that are substantially greater than 85% of its actual cash tax savings.

New Intuitive Machines will have full responsibility for, and sole discretion over, all New Intuitive Machines’ and Intuitive Machines OpCo’s tax matters, including the filing and amendment of all tax returns and claims for refund and defense of all tax contests, subject to certain participation and approval rights held by certain TRA Holders. If the outcome of any challenge to all or part of the Existing Basis, Basis Adjustments, Interest Deductions or other tax benefits New Intuitive Machines claims would reasonably be expected to materially affect a TRA Holder’s rights and obligations under the Tax Receivable Agreement, then New Intuitive Machines will not be permitted to settle such challenge without the consent (not to be unreasonably withheld or delayed) of certain TRA Holders. The interests of such TRA Holders in any such challenge may differ from or conflict with New Intuitive Machines’ and its investors’ interests, and such TRA Holders may exercise their consent rights relating to any such challenge in a manner adverse to New Intuitive Machines’ and its investors’ interests.

Under the Tax Receivable Agreement, New Intuitive Machines is required to provide each TRA Holder that holds an interest in the Tax Receivable Agreement and to which a tax benefit or detriment is attributable with a schedule showing the calculation of payments that are due under the Tax Receivable Agreement with respect to each taxable year with respect to which a payment obligation to such holder arises within 150 days after filing New Intuitive Machines’ U.S. federal income tax return for such taxable year. This calculation will be based upon the advice of New Intuitive Machines’ tax advisors. Payments are generally due under the Tax Receivable Agreement within a specified period of time following the filing of New Intuitive Machines’ tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at a rate of a SOFR plus 100 basis points from the due date (without extensions) of such tax return. Some late payments that may be made under the Tax Receivable Agreement will continue to accrue interest at a rate of SOFR plus 500 basis points until such payments are made, including any late payments that New Intuitive Machines may subsequently make because it did not have enough available cash to satisfy its payment obligations at the time at which they originally arose.

Second A&R Operating Agreement

New Intuitive Machines will operate its business through Intuitive Machines OpCo and its subsidiaries. In connection with the Business Combination, Intuitive Machines will amend and restate its limited liability company agreement by adopting the Second A&R Operating Agreement. The Second A&R Operating Agreement will (i) permit the issuance and ownership of the post-Recapitalization equity of Intuitive Machines OpCo as contemplated by the Business Combination Agreement and (ii) admit New Intuitive Machines as the managing member of Intuitive Machines OpCo. The operations of Intuitive Machines OpCo, and the rights and obligations of the holders of Intuitive Machines OpCo Common Units, are set forth in the Second A&R Operating Agreement.

Appointment as Managing Member.    Under the Second A&R Operating Agreement, New Intuitive Machines will be a member and the managing member of Intuitive Machines OpCo. As the managing member, New Intuitive Machines will be able to control all of the day-to-day business affairs and decision-making of Intuitive Machines OpCo without the approval of any other member, unless otherwise stated in the Second A&R Operating Agreement. As such, New Intuitive Machines, through its officers and directors, will be responsible for all operational and administrative decisions of Intuitive Machines OpCo and the day-to-day management of Intuitive Machines OpCo’s business, unless otherwise stated in the Second A&R Operating Agreement. Pursuant to the terms of the Second A&R Operating Agreement, New Intuitive Machines cannot be removed as the managing member of Intuitive Machines OpCo by other members.

Compensation.    New Intuitive Machines is not entitled to compensation for its services as managing member. New Intuitive Machines is entitled to reimbursement by Intuitive Machines OpCo for fees and expenses incurred on behalf of Intuitive Machines OpCo, including all expenses associated with the Business Combination and maintaining its corporate existence.

Capitalization.    The Second A&R Operating Agreement provides for a single class of Common Units; (ii) a single class of Series A Preferred Units; and (iii) a single class of Unvested Earn Out Units. All Common Units shall have identical rights and privileges in all respects, all Series A Preferred Units shall have identical rights and privileges in all respects and all Unvested Earn Out Units shall have identical rights and privileges in all respects. Each Common Unit entitles the holder to a pro rata share of the net profits and net losses and distributions of Intuitive Machines OpCo.

Distributions.    The Second A&R Operating Agreement requires “Tax Distributions,” as that term is defined in the Second A&R Operating Agreement, to be made by Intuitive Machines OpCo to New Intuitive Machines and to its “Members,” as that term is defined in the Second A&R Operating Agreement. Tax Distributions shall be made quarterly to New Intuitive Machines and each Member based on their allocable share of the taxable income of Intuitive Machines OpCo and at a tax rate that will be determined by New Intuitive Machines. The tax rate used to determine tax distributions will apply regardless of the actual final tax liability of any such member. Tax distributions will also be made only to the extent all distributions from Intuitive Machines OpCo for the relevant period were otherwise insufficient to enable each member to cover its tax liabilities as calculated in the manner described above. The Second A&R Operating Agreement also allows for distributions to be made by Intuitive Machines OpCo to its members on a pro rata basis out of “distributable cash,” which is the amount of cash that may be distributed by Intuitive Machines OpCo to its Members in accordance with existing credit agreements.

LLC Unit redemption right.    The Second A&R Operating Agreement provides a redemption right to the Members (other than New Intuitive Machines and its subsidiaries) and option holders (in connection with the exercise of an Intuitive Machines OpCo Option, as such term is defined in the Second A&R Operating Agreement), which entitles them to have their Intuitive Machines Opco Common Units redeemed, in whole or in part, at the election of each such person, for newly-issued shares of New Intuitive Machines Class A Common Stock on a one-to-one basis or, to the extent there is cash available from a contemporaneous public offering or private sale of New Intuitive Machines Class A Common Stock by New Intuitive Machines, cash (in each case, subject to the terms and restrictions set forth in the Second A&R Operating Agreement). Alternatively, New Intuitive Machines may instead authorize a cash payment equal to a volume weighted average market prices of one share of New Intuitive Machines Class A Common Stock for each unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and similar events affecting the New Intuitive Machines Class A Common Stock). If New Intuitive Machines decides to make a cash payment, the Member has the option to rescind its redemption request within a specified time period. Upon the exercise of the redemption right, the redeeming member will surrender its units for cancellation. The Second A&R Operating Agreement requires that New Intuitive Machines contributes cash or shares of New Intuitive Machines Class A Common Stock to Intuitive Machines OpCo in exchange for an amount of units that will be issued to us equal to the number of units redeemed from the Member. Intuitive Machines OpCo will then distribute the cash or shares of New Intuitive Machines Class A Common Stock to such Member to complete the redemption. In the event of such election by a Member, New Intuitive Machines may, at its option, effect a direct exchange of cash or New Intuitive Machines Class A Common Stock for such units in lieu of such a redemption. Whether by redemption or exchange, we are obligated to ensure that at all times the number of Common Units that New Intuitive Machines own equals the number of shares of New Intuitive Machines Class A Common Stock issued by New Intuitive Machines (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities). Shares of New Intuitive Machines Class B Common Stock and New Intuitive Machines Class C Common Stock, as the case may be, will be cancelled on a one-to-one basis if we, at the election of a Member, redeem or exchange units of such Member pursuant to the terms of the Second A&R Operating Agreement.

Issuance of Equity-based Compensation.    New Intuitive Machines may implement equity compensation plans and any actions taken under such equity compensation plans (such as the grant or exercise of options to acquire shares of New Intuitive Machines Class A Common Stock), whether taken with respect to or by an employee or other service provider of New Intuitive Machines, Intuitive Machines OpCo or its subsidiaries, in a manner determined by New Intuitive Machines, in accordance with the initial implementation guidelines attached to the Second A&R Operating Agreement, which may be amended from time to time. The Corporation may amend the Second A&R Operating Agreement (including the initial implementation guidelines attached thereto) as necessary or advisable in its sole discretion in connection with the adoption, implementation, modification or termination of an equity compensation plan. In the event of such an amendment, Intuitive Machines OpCo will provide notice of such amendment to the Members. Intuitive Machines OpCo is expressly authorized to issue units (i) in accordance with the terms of any equity compensation plans or (ii) in an amount equal to the number of shares of Class A Common Stock issued pursuant to any such equity compensation plans, without any further act, approval or vote of any Member or any other Persons.

Maintenance of One-to-One Ratios.    New Intuitive Machines’ Proposed Certificate of Incorporation and the Second A&R Operating Agreement will require that New Intuitive Machines and Intuitive Machines OpCo, respectively, at all times maintain (i) a one-to-one ratio between the number of Common Units owned by New Intuitive Machines, directly or indirectly, and the number of outstanding shares of Class A Common Stock, (ii) a one-to-one ratio between the number of Common Units owned by each Member (other than New Intuitive Machines and its subsidiaries), directly or indirectly, and the aggregate number of outstanding shares of Class B Common Stock and Class C Common Stock owned by such Member, (iii) a one-to-one ratio between the number of Series A Preferred Units owned by New Intuitive Machines, directly or indirectly, and the number of outstanding shares of Series A Preferred Stock, (iv) a one-to-one ratio between the number of common warrants owned by New Intuitive Machines, directly or indirectly, and the number of outstanding common warrants and (v) a one-to-one ratio between the number of preferred investor warrants, owned by the New Intuitive Machines, directly or indirectly, and the number of outstanding preferred investor warrants.

Transfer Restrictions.    The Second A&R Operating Agreement generally does not permit transfers of Common Units, Series A Preferred Units and Unvested Earn Out Units by Members, subject to limited exceptions. Any transferee of Common Units, Series A Preferred Units and Unvested Earn Out Units must execute the Second A&R Operating Agreement and any other agreements executed by the holders of Common Units, Series A Preferred Units and Unvested Earn Out Units and relating to such Common Units, Series A Preferred Units and Unvested Earn Out Units, as applicable, in the aggregate.

Dissolution.    The Second A&R Operating Agreement provides that the decision of New Intuitive Machines with the approval of a majority of the equity interests (including, but not limited to, Common Units, Series A Preferred Units and Unvested Earn Out Units) then outstanding (excluding all units held directly or indirectly by New Intuitive Machines) will be required to voluntarily dissolve Intuitive Machines OpCo. In addition to a voluntary dissolution, Intuitive Machines OpCo will be dissolved under Section 18-801(4) of the DGCL because all members withdraw/resign (unless Intuitive Machines OpCo is continued without dissolution pursuant thereto) or pursuant to Section 18-802 of the DGCL by operation of law, including entry of a decree of judicial dissolution.

Confidentiality.    Each Member (other than New Intuitive Machines) agrees to hold confidential information in confidence and may not disclose or use such information except as otherwise authorized separately in writing by New Intuitive Machines. This obligation excludes information that (i) is, or becomes, generally available to the public other than as a direct or indirect result of a disclosure by such Member or its affiliates or representatives; (ii) is, or becomes, available to such Member from a source other than New Intuitive Machines, Intuitive Machines OpCo or their respective representatives; (iii) is approved for release by written authorization of the chief executive officer, chief financial officer or general counsel of New Intuitive Machines or any other officer designated by New Intuitive Machines; or (iv) is or becomes independently developed by such Member or its respective representatives without use of or reference to the confidential information.

Indemnification and Exculpation.    The Second A&R Operating Agreement provides for indemnification for all expenses, liabilities and losses (including attorneys’ fees, judgments, fines, excise taxes or penalties) reasonably incurred or suffered by reason of the fact that such person is or was a Member or an affiliate thereof or is or was serving as manager or a director, officer, employee, advisor, attorney, accountant or other agent or representative of the manager, the Company Representative (as such term is defined in the Second A&R Operating Agreement), or a director, manager, officer, employee, advisor, attorney, accountant or other agent or representative of Intuitive Machines OpCo or is or was serving at the request of Intuitive Machines OpCo as a manager, officer, director, principal, member, employee, advisor, attorney, accountant or other agent or representative of another person; provided, however, that no indemnified person shall be indemnified for any expenses, liabilities and losses suffered that are attributable to such indemnified person’s or its affiliates’ fraud, willful misconduct or knowing violation of law or for any present or future breaches of any representations, warranties or covenants by such indemnified person or its affiliates contained in the Second A&R Operating Agreement or in other agreements with Intuitive Machines OpCo.

Amendments.    The Second A&R Operating Agreement may be amended or modified (including by means of merger, consolidation or other business combination to which Intuitive Machines OpCo is a party) upon the prior written consent of New Intuitive Machines together with the prior written consent of the holders of a majority of the equity interests (including, but not limited to, Common Units, Series A Preferred Units and Unvested Earn Out Units) then outstanding (excluding all units held directly or indirectly by New Intuitive Machines); provided, that no alteration, modification or amendment shall be effective until written notice has been provided to the Members. Notwithstanding the foregoing, no amendment to any of the terms and conditions of the Second A&R Operating Agreement that expressly require the approval or action of certain persons may be made without obtaining the consent of the requisite number or specified percentage of such persons who are entitled to approve or take action on such matter. Additionally, no alteration, modification or amendment may be made to any of the terms and conditions of the Second A&R Operating Agreement that would (A) reduce the amounts distributable to a Member in a manner that is not pro rata with respect to all Members, (B) modify the limited liability of any Member or increase the liabilities of such Member hereunder, (C) otherwise materially and adversely affect a holder of units in a manner materially disproportionate to any other holder of units or remove a right or privilege granted to a Member (other than amendments, modifications and waivers necessary to implement the provisions permitting substitution or admission of Members) or (D) alter or change any rights, preferences or privileges of any units in a manner that is different or prejudicial relative to any other units in the same class of unit or materially and adversely affect the rights of any Member, in each case without the prior written consent of such Member or holder of units.

Intuitive Machines Related Person Transactions

Our Relationship with Axiom Space

Kamal Ghaffarian, the co-founder and executive chairman of Intuitive Machines, is a co-founder and current member of management of Axiom Space, Inc. (“Axiom Space”). Axiom Space uses Intuitive Machines’ services in the ordinary course of its space infrastructure development activities. As such, revenues related to Axiom Space are incurred in the normal course of business and amounts are settled under normal business terms. For the nine months ended September 30, 2022 and 2021, Intuitive Machines generated $1,558,000 and $336,000 in revenue from transactions with Axiom Space, respectively, primarily related to the provision of engineering services. For the fiscal year ended December 31, 2022 and 2021, Intuitive Machines generated $851,000 and $25,000 in revenue from transactions with Axiom Space, respectively, primarily related to the provision of engineering services. As of September 30, 2022 and December 31, 2021, there were approximately $836,000 and $380,000 of affiliate accounts receivable related to transactions with Axiom Space, respectively.

Our Relationship with IBX, LLC

Kamal Ghaffarian, the co-founder and executive chairman of Intuitive Machines, is a co-founder and current member of management of IBX, LLC (“IBX”). IBX is an innovation and investment firm committed to advancing the state of humanity and human knowledge. Intuitive Machines relies on IBX for the provision of management and professional services in the day-to-day operation of its business. These expenses include, among others, fees for the provision of administrative, accounting and legal services. As such, expenses incurred in relation to IBX are incurred in the normal course of business and amounts are settled under normal business terms. For nine months ended September 30, 2022 and 2021, Intuitive Machines had $1,628,000 and $312,000 in expenses with IBX, respectively, related to these management fees. As of December 31, 2021 and 2020, there were $218,000 and $61,000, respectively, of affiliate accounts payable related to IBX expenses.

Our Relationship with KBR, Inc.

On November 12, 2020, KBR, Inc. (“KBR”), a U.S.-based firm operating in the science, technology and engineering industries, made an initial investment in one of our operating subsidiaries, Space Network Solutions, LLC (“Space Network Solutions”), resulting in a 10% ownership by KBR of Space Network Solutions as of the date of such investment. As of September 30, 2022, KBR held approximately 10% of the equity of Space Network Solutions. In the ordinary course of business, Intuitive Machines regularly provides engineering services to KBR. For the nine months ended September 30, 2022 and 2021, Intuitive Machines generated $1,385,000 and $1,046,000, respectively, of revenue from KBR related to the provision of such engineering services to KBR. For the years ended December 31, 2021 and 2020, Intuitive Machines generated $1,342,000 and $114,000, respectively, of revenue from KBR related to the provision of such engineering services to KBR. As of September 30, 2022 and December 31, 2021, there was $333,000 and $191,000, respectively, of affiliate accounts receivable related to revenue generated from transactions with KBR.

Our Relationship with Penumbra, LLC

On November, 2019, certain members of the Intuitive Machines’ management team formed Penumbra, LLC as an Isle of Man entity. The sole purpose of forming Penumbra, LLC was to permit Intuitive Machines to obtain required licenses for its Lunar Data Network line of business to operate in the ordinary course. As of September 30, 2022 and 2021, Intuitive Machines owed approximately $94,000 and $150,000 to Penumbra, LLC related to the procurement of licenses, respectively. As of September 30, 2022, no member of the management team of Intuitive Machines has received any financial benefit from its ownership interest in Penumbra, LLC, other than expense reimbursements incurred in the ordinary course.

Employment Arrangement with an Immediate Family Member of a member of the Board of Directors and Chief Executive Officer

Joe Altemus, the son of Stephen Joe Altemus, member of our board of directors and Chief Executive Officer, is a Mechanical Systems Engineer at Intuitive Machines. Mr. Altemus’ compensation is based on reference to external market practice of similar positions or internal pay equity when compared to the compensation paid to employees in similar positions who were not related to a member of our board of directors and Chief Executive Officer.

Post-Business Combination Arrangements

In connection with the Business Combination, certain agreements were entered into or will be entered into pursuant to the Business Combination Agreement. The agreements described in this section, or forms of such agreements as they will be in effect substantially concurrently with the completion of the Business Combination, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto. These agreements include:

Tax Receivable Agreement

In connection with the Business Combination, New Intuitive Machines will enter into a Tax Receivable Agreement with Intuitive Machines OpCo and certain members of Intuitive Machines OpCo that will provide for payment to such members of Intuitive Machines OpCo of 85% of the amount of the tax savings, if any, that New Intuitive Machines realizes (or, under certain circumstances, is deemed to realize) as a result of:

•        existing tax basis in certain assets of Intuitive Machines OpCo and certain of its direct or indirect subsidiaries that are treated as a partnership or disregarded entity for U.S. federal, and applicable state and local, income tax purposes (but excluding any such subsidiary to the extent it is directly or indirectly held by or through any entity treated as a corporation for U.S. federal, and applicable state and local, income tax purposes);

•        tax basis adjustments resulting from future redemptions or exchanges of Intuitive Machines OpCo Common Units from the Intuitive Machines Members or certain distributions (or deemed distributions) by Intuitive Machines OpCo (including any such adjustments resulting from certain payments made under the Tax Receivable Agreement);

•        certain tax benefits realized by New Intuitive Machines as a result of certain U.S. federal income tax allocations of taxable income or gain away from New Intuitive Machines and to other members of Intuitive Machines OpCo and deductions or losses to New Intuitive Machines and away from other members of Intuitive Machines OpCo, in each case, as a result of the Business Combination; and

•        tax deductions in respect of portions of certain payments made by New Intuitive Machines under the Tax Receivable Agreement.

Second A&R Operating Agreement

New Intuitive Machines will operate its business through Intuitive Machines OpCo and its subsidiaries. In connection with the Business Combination, Intuitive Machines will amend and restate its limited liability company agreement by adopting the Second A&R Operating Agreement. The Second A&R Operating Agreement will (i) permit the issuance and ownership of the post-Recapitalization equity of Intuitive Machines OpCo as contemplated by the Business Combination Agreement and (ii) admit New Intuitive Machines as the managing member of Intuitive Machines OpCo. The operations of Intuitive Machines OpCo, and the rights and obligations of the holders of Intuitive Machines OpCo Common Units, are set forth in the Second A&R Operating Agreement.

Appointment as Managing Member.    Under the Second A&R Operating Agreement, New Intuitive Machines will be a member and the managing member of Intuitive Machines OpCo. As the managing member, New Intuitive Machines will be able to control all of the day-to-day business affairs and decision-making of Intuitive Machines OpCo without the approval of any other member, unless otherwise stated in the Second A&R Operating Agreement. As such, New Intuitive Machines, through its officers and directors, will be responsible for all operational and administrative decisions of Intuitive Machines OpCo and the day-to-day management of Intuitive Machines OpCo’s business, unless otherwise stated in the Second A&R Operating Agreement. Pursuant to the terms of the Second A&R Operating Agreement, New Intuitive Machines cannot be removed as the managing member of Intuitive Machines OpCo by other members.

Compensation.    New Intuitive Machines is not entitled to compensation for its services as managing member. New Intuitive Machines is entitled to reimbursement by Intuitive Machines OpCo for fees and expenses incurred on behalf of Intuitive Machines OpCo, including all expenses associated with the Business Combination and maintaining its corporate existence.

Capitalization.    The Second A&R Operating Agreement provides for a single class of Common Units; (ii) a single class of Series A Preferred Units; and (iii) a single class of Unvested Earn Out Units. All Common Units shall have identical rights and privileges in all respects, all Series A Preferred Units shall have identical rights and privileges in all respects and all Unvested Earn Out Units shall have identical rights and privileges in all respects. Each Common Unit entitles the holder to a pro rata share of the net profits and net losses and distributions of Intuitive Machines OpCo.

Distributions.    The Second A&R Operating Agreement requires “Tax Distributions,” as that term is defined in the Second A&R Operating Agreement, to be made by Intuitive Machines OpCo to New Intuitive Machines and to its “Members,” as that term is defined in the Second A&R Operating Agreement. Tax Distributions shall be made quarterly to New Intuitive Machines and each Member based on their allocable share of the taxable income of Intuitive Machines OpCo and at a tax rate that will be determined by New Intuitive Machines. The tax rate used to determine tax distributions will apply regardless of the actual final tax liability of any such member. Tax distributions will also be made only to the extent all distributions from Intuitive Machines OpCo for the relevant period were otherwise insufficient to enable each member to cover its tax liabilities as calculated in the manner described above. The Second A&R Operating Agreement also allows for distributions to be made by Intuitive Machines OpCo to its members on a pro rata basis out of “distributable cash,” which is the amount of cash that may be distributed by Intuitive Machines OpCo to its Members in accordance with existing credit agreements.

LLC Unit redemption right.    The Second A&R Operating Agreement provides a redemption right to the Members (other than New Intuitive Machines and its subsidiaries) and option holders (in connection with the exercise of an Intuitive Machines OpCo Option, as such term is defined in the Second A&R Operating Agreement), which entitles them to have their Intuitive Machines Opco Common Units redeemed, in whole or in part, at the election of each such person, for newly-issued shares of New Intuitive Machines Class A Common Stock on a one-to-one basis or, to the extent there is cash available from a contemporaneous public offering or private sale of New Intuitive Machines Class A Common Stock by New Intuitive Machines, cash (in each case, subject to the terms and restrictions set forth in the Second A&R Operating Agreement). Alternatively, New Intuitive Machines may instead authorize a cash payment equal to a volume weighted average market prices of one share of New Intuitive Machines Class A Common Stock for each unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and similar events affecting the New Intuitive Machines Class A Common Stock). If New Intuitive Machines decide to make a cash payment, the Member has the option to rescind its redemption request within a specified time period. Upon the exercise of the redemption right, the redeeming member will surrender its units for cancellation. The Second A&R Operating Agreement requires that New Intuitive Machines contributes cash or shares of New Intuitive Machines Class A Common Stock to Intuitive Machines OpCo in exchange for an amount of units that will be issued to us equal to the number of units redeemed from the Member. Intuitive Machines OpCo will then distribute the cash or shares of New Intuitive Machines Class A Common Stock to such Member to complete the redemption. In the event of such election by a Member, New Intuitive Machines may, at its option, effect a direct exchange of cash or New Intuitive Machines Class A Common Stock for such units in lieu of such a redemption. Whether by redemption or exchange, we are obligated to ensure that at all times the number of Common Units that New Intuitive Machines own equals the number of shares of New Intuitive Machines Class A Common Stock issued by New Intuitive Machines (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities). Shares of New Intuitive Machines Class B Common Stock and New Intuitive Machines Class C Common Stock, as the case may be, will be cancelled on a one-to-one basis if we, at the election of a Member, redeem or exchange units of such Member pursuant to the terms of the Second A&R Operating Agreement.

Issuance of Equity-based Compensation.    New Intuitive Machines may implement equity compensation plans and any actions taken under such equity compensation plans (such as the grant or exercise of options to acquire shares of New Intuitive Machines Class A Common Stock), whether taken with respect to or by an employee or other service provider of New Intuitive Machines, Intuitive Machines OpCo or its subsidiaries, in a manner determined by New Intuitive Machines, in accordance with the initial implementation guidelines attached to the Second A&R Operating Agreement, which may be amended from time to time. The Corporation may amend the Second A&R Operating Agreement (including the initial implementation guidelines attached thereto) as necessary or advisable in its sole discretion in connection with the adoption, implementation, modification or termination of an equity compensation plan. In the event of such an amendment, Intuitive Machines OpCo will provide notice of such amendment to the Members. Intuitive Machines OpCo is expressly authorized to issue units (i) in accordance with the terms of any equity compensation plans or (ii) in an amount equal to the number of shares of Class A Common Stock issued pursuant to any such equity compensation plans, without any further act, approval or vote of any Member or any other Persons.

Maintenance of One-to-One Ratios.    New Intuitive Machines’ Proposed Certificate of Incorporation and the Second A&R Operating Agreement will require that New Intuitive Machines and Intuitive Machines OpCo, respectively, at all times maintain (i) a one-to-one ratio between the number of Common Units owned by New Intuitive Machines, directly or indirectly, and the number of outstanding shares of Class A Common Stock, (ii) a one-to-one ratio between the number of Common Units owned by each Member (other than New Intuitive Machines and its subsidiaries), directly or indirectly, and the aggregate number of outstanding shares of Class B Common Stock and Class C Common Stock owned by such Member, (iii) a one-to-one ratio between the number of Series A Preferred Units owned by New Intuitive Machines, directly or indirectly, and the number of outstanding shares of Series A Preferred Stock, (iv) a one-to-one ratio between the number of common warrants owned by New Intuitive Machines, directly or indirectly, and the number of outstanding common warrants and (v) a one-to-one ratio between the number of preferred investor warrants, owned by the New Intuitive Machines, directly or indirectly, and the number of outstanding preferred investor warrants.

Transfer Restrictions.    The Second A&R Operating Agreement generally does not permit transfers of Common Units, Series A Preferred Units and Unvested Earn Out Units by Members, subject to limited exceptions. Any transferee of Common Units, Series A Preferred Units and Unvested Earn Out Units must execute the Second A&R Operating Agreement and any other agreements executed by the holders of Common Units, Series A Preferred Units and Unvested Earn Out Units and relating to such Common Units, Series A Preferred Units and Unvested Earn Out Units, as applicable, in the aggregate.

Dissolution.    The Second A&R Operating Agreement provides that the decision of New Intuitive Machines with the approval of a majority of the equity interests (including, but not limited to, Common Units, Series A Preferred Units and Unvested Earn Out Units) then outstanding (excluding all units held directly or indirectly by New Intuitive Machines) will be required to voluntarily dissolve Intuitive Machines OpCo. In addition to a voluntary dissolution, Intuitive Machines OpCo will be dissolved under Section 18-801(4) of the DGCL because all members withdraw/resign (unless Intuitive Machines OpCo is continued without dissolution pursuant thereto) or pursuant to Section 18-802 of the DGCL by operation of law, including entry of a decree of judicial dissolution.

Confidentiality.    Each Member (other than New Intuitive Machines) agrees to hold confidential information in confidence and may not disclose or use such information except as otherwise authorized separately in writing by New Intuitive Machines. This obligation excludes information that (i) is, or becomes, generally available to the public other than as a direct or indirect result of a disclosure by such Member or its affiliates or representatives; (ii) is, or becomes, available to such Member from a source other than New Intuitive Machines, Intuitive Machines OpCo or their respective representatives; (iii) is approved for release by written authorization of the chief executive officer, chief financial officer or general counsel of New Intuitive Machines or any other officer designated by New Intuitive Machines; or (iv) is or becomes independently developed by such Member or its respective representatives without use of or reference to the confidential information.

Indemnification and Exculpation.    The Second A&R Operating Agreement provides for indemnification for all expenses, liabilities and losses (including attorneys’ fees, judgments, fines, excise taxes or penalties) reasonably incurred or suffered by reason of the fact that such person is or was a Member or an affiliate thereof or is or was serving as manager or a director, officer, employee, advisor, attorney, accountant or other agent or representative of the manager, the Company Representative (as such term is defined in the Second A&R Operating Agreement), or a director, manager, officer, employee, advisor, attorney, accountant or other agent or representative of Intuitive Machines OpCo or is or was serving at the request of Intuitive Machines OpCo as a manager, officer, director, principal, member, employee, advisor, attorney, accountant or other agent or representative of another person; provided, however, that no indemnified person shall be indemnified for any expenses, liabilities and losses suffered that are attributable to such indemnified person’s or its affiliates’ fraud, willful misconduct or knowing violation of law or for any present or future breaches of any representations, warranties or covenants by such indemnified person or its affiliates contained in the Second A&R Operating Agreement or in other agreements with Intuitive Machines OpCo.

Amendments.    The Second A&R Operating Agreement may be amended or modified (including by means of merger, consolidation or other business combination to which Intuitive Machines OpCo is a party) upon the prior written consent of New Intuitive Machines together with the prior written consent of the holders of a majority of the equity interests (including, but not limited to, Common Units, Series A Preferred Units and Unvested Earn Out Units) then outstanding (excluding all units held directly or indirectly by New Intuitive Machines); provided, that no alteration, modification or amendment shall be effective until written notice has been provided to the Members. Notwithstanding the foregoing, no amendment to any of the terms and conditions of the Second A&R Operating Agreement that expressly require the approval or action of certain persons may be made without obtaining the consent of the requisite number or specified percentage of such persons who are entitled to approve or take action on such matter. Additionally, no alteration, modification or amendment may be made to any of the terms and conditions of the Second A&R Operating Agreement that would (A) reduce the amounts distributable to a Member in a manner that is not pro rata with respect to all Members, (B) modify the limited liability of any Member or increase the liabilities of such Member hereunder, (C) otherwise materially and adversely affect a holder of units in a manner materially disproportionate to any other holder of units or remove a right or privilege granted to a Member (other than amendments, modifications and waivers necessary to implement the provisions permitting substitution or admission of Members) or (D) alter or change any rights, preferences or privileges of any units in a manner that is different or prejudicial relative to any other units in the same class of unit or materially and adversely affect the rights of any Member, in each case without the prior written consent of such Member or holder of units.

Statement of Policy Regarding Transactions with Related Persons

New Intuitive Machines will adopt a formal written policy that will be effective upon the Closing providing that New Intuitive Machines’ officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of New Intuitive Machines’ capital stock, any member of the immediate family of any of the foregoing persons and any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest, are not permitted to enter into a related party transaction with New Intuitive Machines without the approval of New Intuitive Machines’ nominating and corporate governance committee, subject to certain exceptions. For more information, see the section of this proxy statement/prospectus entitled “Management of New Intuitive Machines Following the Business Combination — Related Person Policy of New Intuitive Machines”.

Indemnification of Directors and Officers

The Bylaws will provide that New Intuitive Machines will be required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law (the “DGCL”). In addition, the Proposed Certificate of Incorporation will provide that New Intuitive Machines’ directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

There is no pending litigation or proceeding naming any of Inflection Point’s or Intuitive Machines’ s respective directors or officers to which indemnification is being sought, and neither Inflection Point, nor Intuitive Machines, is aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

INFORMATION ABOUT INTUITIVE MACHINES

The following discussion reflects the business of Intuitive Machines, as currently embodied by Intuitive Machines. In this section, “we,” “us” and “our” generally refer to Intuitive Machines in the present tense or New Intuitive Machines from and after the Business Combination.

Our Vision:    A diversified space company initially focused on establishing the lunar infrastructure and basis for commerce to inform and sustain human presence off Earth.

Right Now:    Servicing NASA and a worldwide set of commercial payload customers, working to provide access to the lunar surface, cislunar space and data transmission for science, technology, and infrastructure.

Tomorrow:    Working to provide a thriving, diverse lunar economy, creating new opportunities and markets to enable on-orbit applications, a permanent presence on the Moon, and expand the commercial space exploration marketplace.

Intuitive Machines is working to provide access to the lunar surface and collect and transmit cislunar data for science, technology, and infrastructure purposes. As of September 30, 2022 we are one of a select few companies servicing NASA and a worldwide set of commercial payload customers. We believe we have a strong position with a first mover advantage, as evidenced by three Commercial Lunar Payload Services (“CLPS”) awards to date, more than any of our competitors as of September 30, 2022. Intuitive Machine’s Nova-C lander is intended to become the first U.S. vehicle to softly land on the lunar surface since 1972. The lander is capable of carrying up to 130 kilograms of cargo and is designed to execute numerous experiments and technology demonstrations to the lunar surface in 2023. Our goal is for these missions to be followed up by IM-2, which is intended to become the first object to land at the South Pole of the Moon in human history, and IM-3, our third CLPS award which will land at Reiner Gamma. These missions, along with additional expeditions, are in partnership with NASA, Nokia Corporation, SpaceFlight Inc., Columbia Sportswear Company, Aegis Aerospace, Inc. and other commercial players.

Intuitive Machines offers its customers the flexibility needed to pioneer a thriving and diverse lunar economy designed to enable a permanent presence in lunar orbit and on the lunar surface.

Our Industry

We believe the commercial lunar economy is poised for growth given a number of key factors, including reduced barriers to entry in space, rising geopolitical tensions, and growing demand and program funding from the U.S. government.

Reduced Barriers to Entry:    The barriers to entry of the lunar economy have diminished significantly over the past decade. In particular, the costs of launch and lunar exploration have decreased meaningfully since the Apollo missions of the 1960s and early 1970s. NASA currently estimates that the upcoming Artemis I mission will cost approximately $28 billion to fund. Further, public-private partnerships, such as NASA’s commercial lunar payload contract program, are helping private companies pursue innovation and make lunar exploration more affordable than in past decades.

Rising Geopolitical Tensions:    Additionally, there is geopolitical and policy alignment with the return to the Moon. As described in the 2022 Defense Intelligence Agency report titled Challenges to Security in Space, “China and Russia value superiority in space. As a result, we expect them to seek ways to strengthen their space and counterspace programs, and determine ways to better integrate them into their respective militaries.” Specifically, the Chinese Lunar Exploration Program is already well underway. In 2020, Chang’e 5 successfully returned samples from the Moon. Over the next five years, three more Chang’e missions are planned with the aim of generating products using lunar materials, a practice called in-situ resource utilization. The success of China and the values placed on superiority in space by other countries, such as Russia, has ignited a 21st-century space race that is well underway.

Market Push:    As a result of the aforementioned factors, government funding for lunar missions has significantly grown as evidenced by the Artemis program. The Artemis program is a bipartisan initiative to return humans to the Moon and eventually achieve human exploration of Mars. Unlike the Apollo program, the Artemis program is relying heavily upon partnership with the private sector in order to accomplish its goals in the most cost-effective manner. Total NASA spending on the Artemis program is expected to reach $93 billion by 2025, according to a recent audit by the NASA Office of Inspector General. The program aims to conduct its first human landing in 2025 and achieve a sustainable human presence on the Moon with a powered habitable base camp by the late 2020’s. The $2.6 billion CLPS program that Intuitive Machines leads was created to deliver scientific instruments to the Moon to gather data in preparation for the human landing and eventually to deliver support equipment for human presence. Beyond Artemis and CLPS, the Lunar Gateway and Tipping Point contracts (with an approximately value of over $1.0 billion) are incremental evidence of the significant traction in the lunar market. Lunar Gateway is a series of three elements that will create a space station in lunar orbit scheduled to launch in 2024. Tipping Point is a NASA program that seeks industry-developed space technologies that can foster the development of commercial space capabilities and benefit future NASA missions.

Our Opportunity

We believe we are well-positioned to help ignite the cislunar economy by reducing cost of access while providing reliable missions on a defined schedule. We intend to accomplish this goal by integrating proven commercial technologies where they exist and solving the hardest problems in a vertically integrated manner. We believe we have already demonstrated success in this approach with our propulsion and Guidance, Navigation and Control (“GN&C”) systems, both of which were designed and are produced in-house. We believe that space is the next economic frontier and the increased demand from governments, intelligence agencies, commercial industries, and private individuals has created multiple avenues for long-term growth. Intuitive Machines is strongly positioned to exploit this growing market and become a leader with its proprietary technology and active backlog of customers.

The end markets that Intuitive Machines addresses represent over $175.0 billion in annual spending and include Space Exploration (estimated NASA spending of $25.0 billion in 2022), National Security Space (estimated Space Force, SDA and MDA spending of $30.0 billion in 2022) and Commercial Satellite Services (estimated spending of $123.0 billion in 2022). Within these markets, Lunar Services and Earth Orbital Services are the primary addressable markets for Intuitive Machines and each represent a more than $100.0 billion opportunity over the next decade.

Lunar Services (estimated market size to be approximately $105.0 billion from 2021-2030):    We expect crewed missions, infrastructure, transportation, robotics, communication, and science and technology as significant market drivers. Through our Lunar Access Services and Lunar Data Services business units, we believe we are well positioned to be able to grow our business through our lunar landers and market leading capabilities.

Orbital Services (estimated market size to be approximately $14.0 billion from 2022-2031):    We believe there are broad opportunities within the orbital services market segment, including life extension, robotics, salvage, Space Situational Awareness (SSA), de-orbiting, and relocation. Our Orbital Services business unit is being built to promote ancillary services, including satellite servicing and refueling, space station servicing, satellite repositioning, and orbital debris removal. We believe that deploying and supporting satellites in certain unique Earth orbits will allow us to optimize this market.

Our Business Units, Products and Services

We are a premier provider and supplier of space products and services that we believe will enable sustained robotic and human exploration to the Moon, Mars, and beyond. Our core technologies underpin our capabilities in four business units: Lunar Access Services, Orbital Services, Lunar Data Services and Space Products and Infrastructure.

We expect to achieve leading time to market across these business lines driven by our short design to manufacture process, enabled through vertical integration and rapidly iterative testing. This has been demonstrated with our GN&C and propulsion systems, which have passed multiple validation tests in preparation for our first lunar mission as well as our operational lunar data network. These technologies can be leveraged to capture orbital services and we expect successful lunar landings will demonstrate our capability as an agile space company, supporting our continued expansion into Space Products and Infrastructure.

Lunar Access Services

We intend to utilize our proprietarily developed lunar lander vehicles to service CLPS contracts to fly NASA scientific equipment and commercial cargo to the lunar surface and support experiments.

Our Nova-C lander flying on IM-1 is designed to be the first U.S. vehicle to softly land on the lunar surface since 1972. Powered by our VR900 engine, and replete with innovative avionics for advanced guidance, navigation and control, IM-1 is capable of carrying up to 130 kilograms of cargo, and is intended to ferry numerous experiments to the lunar surface in 2023. IM-2 is intended to succeed IM-1 as our second flight, as we attempt to make it the first object in human history to land at the South Pole of the Moon and deploy the Moon’s first drill to test for water ice, while also deploying our micro-Nova “hopper” — a drone to test the Nokia LTE network in space. The workhorse of the Nova-C lander is the VR900 LOX/Methane engine, which is a fully additively manufactured (3D printed) rocket engine, which we designed and manufacture in-house. Building off the solid framework of our Nova-C lander systems and structures, we have designed a scalable path for the development and construction of additional vehicles. Nova-D, thanks to its two VR900 engines and stretched tanks, will have a projected payload capacity of 500-750 kilograms and has completed System Definition Review (SDR). Our largest lander, the Nova-M, will rely on its two VR3500 engines to carry approximately 5,000-7,500 kilograms of payload to the lunar surface. Nova-M is a future development effort. These options are designed to afford flexibility for our customers as we pioneer a thriving, diverse lunar economy and enable a permanent presence on the Moon. Importantly, they are also all based on the same LOX/Methane engine, which is designed and manufactured in-house.

We also offer lunar surface mobility through the µNova. The µNova is a small robotic, deployable spacecraft that is designed to provide a novel type of mobility to reach extreme lunar environments, such as pits and craters. Acting as a payload on a lander like the Nova-C, µNova deploys once on the lunar surface and uses its own propulsion system to autonomously fly, or “hop,” between locations of interest. Capable of traveling up to 25 kilometers from its host lander with a payload of 5 kilograms, µNova enables a number of mission types, including regional surveys, prospecting of multiple dispersed sites, and accessing hard-to-reach locations like permanently shadowed regions, lunar pits, and craters. The technology is also designed to be scalable to provide similar access for larger payloads over a longer distance. The first µNova is intended to fly to the Moon on IM-2 and perform a demonstration mission at the lunar South Pole for the NASA Tipping Point program.

As of September 30, 2022, the contracted value of our Lunar Access Services business unit includes $217.0 million of NASA CLPS contracts, $64.0 million of NASA Tipping Point contracts and $36.0 million of commercial payloads contracted on IM-1, IM-2, and IM-3. In addition, as of September 30, 2022, we have $2.0 million in commercial sponsorships and content sales, which provides us with another source of revenue outside of our core operations. Our three lunar missions are contracted to fly on SpaceX’s Falcon 9. This mission profile primes the market to expect an annual cadence of lunar access missions so customers can begin to prepare their payloads and business cases now for future missions.

Revenue streams from lunar access are expected to include a lunar rocket-fueled drone (µNova), lunar surface rover services, fixed lunar surface services, lunar orbit delivery services, rideshare delivery services to lunar orbit, and content sales and marketing sponsorships.

Orbital Services

We will be operating missions and are currently developing technologies that are designed to enable services including satellite delivery and rideshare, satellite servicing and refueling, space station servicing, satellite repositioning, and orbital debris removal. Our Orbital Services segment is designed to mainly support satellites and stations in Earth and lunar orbits.

Our Orbital Services consists of leveraging Intuitive Machines’ technologies and government funds to establish a foothold in capturing the growing orbital services market. The technologies we are working to leverage include mechanism and robotics capabilities, propulsion, Nova-C optical navigation, and rendezvous and proximity operations, and satellite capture.

We have made significant progress to date in orbital services through four major milestones. First, we on-boarded a satellite services team in order to add a world-class mechanisms/robotics team onto our Rendezvous Proximity Operations and Capture (“RPOC”). We also signed a $6.0 million Commercial RPOC contract with Axiom Space. Third, we have actively engaged in policy development for Active Debris Removal Funding and license two NASA Active Debris Removal patents pursuant to the In-License Agreement. Lastly, we have three rideshare contracts across IM-2 and IM-3 collectively worth $18.45 million, with several others in discussion.

We are also pursuing two main strategic pursuits. We are pursuing a $720.0 million prime engineering contract to lead the NASA Landsat Servicing mission as well as a pursuit to work with National Security Space in order to leverage domain expertise for demonstrations of orbital servicing, debris removal, rideshares, and Space Domain Awareness.

Lunar Data Services

We intend to leverage our six strategically positioned ground stations across Earth to offer continuous lunar coverage, facilitating secure lunar communications, navigation, and imagery. Providing Lunar Data Services is designed to allow us to provide lunar network services to NASA, the U.S. Space Force and commercial clients, which we believe will be an increasingly important priority given China’s recent declaration that they intend to build their own lunar satellite network.

We believe that Intuitive Machines is one of the few companies capable of providing a commercial lunar communication network as an alternative to NASA’s aging and overtasked Deep Space Network (DSN) assets, which we believe will allow connectivity with the far side of the Moon and support robotic and human missions to the South Pole of the Moon. Intuitive Machines is designing and building the required critical infrastructure and has existing agreements with global ground stations to provide coverage of the Moon. We believe that our Lunar Data Services offering is made up of a validated and complete lunar communications solution. Our network consists of our Nova Control Lunar Operations Center, our global collection of dishes called the Lunar Telemetry, Tracking and Communications Network (“LTN”), and the Cislunar Relay Constellation (Khon Satellites comprising our Khonstellation). Our network is secured by IronNet cybersecurity. In addition to our own LTN, Intuitive Machines has its own world-class control center located at its headquarters in Houston, Texas. Built from the ground up by our highly experienced team, Nova Control enables collaboration, innovation and seamless operations, in this 24-hour facility that was designed to provide tracking, telemetry and communications support for cislunar space and the surface of the Moon.

Our lunar network can provide line of sight communication, and will provide lunar South Pole and far-side coverage, lunar positioning services (GPS for the Moon), data relay, and data storage/caching.

Space Products and Infrastructure

This segment includes propulsion systems, navigation systems, engineering services contracts, lunar mobility vehicles (rovers and drones), power infrastructure (Fission Surface Power), and human habitation systems.

With extensive manufacturing capabilities, an in-house composites shop, and robust machine shop, we are able to find solutions for the prototyping or production challenges our customers face. Intuitive Machines’ manufacturing facility currently houses two EOS M290 manufacturing machines capable of creating manufactured parts in several characterized materials, including Inconel (IN625) and Titanium (Ti64). Our facility also houses the IM 3D design studio and post processing facilities that enhance development of in-house, manufactured parts. With these capabilities, we are positioning ourselves to rapidly manufacture on-demand prototypes, development parts, flight units and spares with a focus on producing small series and high-quality serial productions of metal manufactured components.

We also have rich experience and unique capabilities with engines, ignitors, controllers, encoders, gimbals, and diverse test facilities that allow us to rapidly develop propulsion systems. In a recent example, in February 2020, we successfully test-fired our VR3500 Moon lander engine for over 600 seconds, breaking the continuous test duration record on Marshall Space Flight Center’s Test Stand 115 — within four months from contract award. Our LOX/Methane engines are unique for in-space propulsion, in that they have demonstrated safety in handling and testing here on the ground, as well as reliable performance in space, and will enable our vehicles to fly more direct trajectories to the Moon. This is important because higher performance allows us to transit the Van Allen belt once compared to lower thrust systems which require several transits, which greatly reduces the risk of damage to our vehicle avionics due to high energy particles (radiation). The workhorse of our engine fleet is the 900lbf thrust class VR900. This engine has undergone hundreds of hours of testing and design, and will be used in our Nova-C lander as it returns the United States to the lunar surface. We also have engineered the VR3500 Engine. The VR3500 development and testing was performed on contract for Boeing’s Human Landing System (HLS) NextSTEP-2 in support of NASA’s Artemis program to return humans to the lunar surface. The Intuitive Machines team designed, developed, built, and tested the engine within four months of contract award. This is an example of how our team combines innovation and experience to rapidly deliver results.

Our broad experience in automated systems includes avionics, communications, navigation, guidance and control systems, rendezvous and proximity operations, synthetic perception technology and human-machine interfaces. Specifically, The Intuitive Machines team brings extensive experience from NASA’s Morpheus and ALHAT (Autonomous Landing and Hazard Avoidance Technology) projects and the efforts of the Precision Landing and Hazard Avoidance (PLHA) community. We helped validate the Natural Feature Tracking (NFT) system for the OSIRIS-REx mission, which enabled precision landing on the asteroid Bennu. We have developed a PLHA system with Terrain Relative Navigation (TRN) using optical and laser measurements for precise and safe landing on a celestial body. We continue to mature our PLHA technology with the support of a nationwide academic network for incorporation into our Nova-C missions to the lunar surface in 2023.

We employ some of the industry’s most advanced software tools and processes to rapidly evolve and meet the complex and dynamic demands of our customers, and to build robust software solutions to ensure mission success. Concepts such as Agile software development, DevOps, and Digital Twins allows us to efficiently adapt our software to what is needed. From Low Earth Orbit to the lunar surface, we are capable of delivering complete mission solutions.

Our Customers and Partners

Intuitive Machines is an integral partner to its customers and partners. We execute on our commitments and develop solutions for our customers’ toughest challenges. Our customers include, but are not limited to: NASA, Nokia Corporation, Columbia Sportswear Company, Aegis Aerospace, Inc., SpaceFlight Inc., KBR, Inc., Boeing Airplane & Transport Corporation, AstroForge and others. We execute on our commitments and develop solutions for our customers’ toughest challenges. We also have premiere partners in the industry including:

•        X-energy.    X-energy is a nuclear reactor and fuel design engineering company, developing Generation IV high-temperature gas cooled nuclear reactors and TRISO-X fuel to power them. Intuitive Machines is partnered with them in a joint venture in the pursuit of nuclear space propulsion and surface power systems in support of future exploration goals, and has received one of three awards from NASA to design a 40kW fission surface power system for the lunar surface. Intuitive Machines and X-energy are currently executing the fission surface power design contract through a joint venture called IX, LLC. Kamal Ghaffarian, the co-founder and executive chairman of Intuitive Machines, is a co-founder and current member of management of X-energy.

•        Axiom Space.    Intuitive Machines is partnered with Axiom Space to provide guidance, navigation and control, including rendezvous and proximity operations expertise for their space station. We are also partnered to support their development of the next generation spacesuit under the xEVAS program. Axiom Space is a customer of Intuitive Machines. Kamal Ghaffarian, the co-founder and executive chairman of Intuitive Machines, is a co-founder and current member of management of Axiom Space.

•        NASA.    Intuitive Machines is partnered with NASA and services NASA through three missions to date under their CLPS contract program. We work to provide NASA with access to the lunar surface as well as cislunar data for science, technology, and infrastructure. The IM-2 mission is also contracted by NASA and will be the first spacecraft to drill for lunar ice. The mission will also be a part of NASA’s Tipping Point with the µNova Hopper.

•        KBR.    KBR, Inc. (“KBR”) is a U.S.-based science, technology and engineering firm. In the ordinary course of business, Intuitive Machines regularly provides engineering services to KBR. KBR also owns a 10% interest in Space Network Solutions (SNS), one of Intuitive Machines’ operating subsidiaries. The SNS joint venture is pursuing the OMES contract to conduct servicing of NASA’s LandSat-7.

•        Jacobs.    Jacobs Engineering Group Inc. (“Jacobs”) is a U.S.-based technical, engineering and science firm that provides services for a broad range of clients globally including companies, organizations, and government agencies. Intuitive Machines has partnered with Jacobs under a teaming agreement and subcontract for NASA’s JSC Engineering, Technology, and Science (“JETS”) program.

Our Competitive Position

We believe Intuitive Machines is well positioned to become a leading player in a fast growing market. Our competitive strengths include:

•        First Mover Advantage:    We are a first mover in a new category with an untapped addressable market of $119 billion, according to Northern Sky Research’s 2022 Moon Markets and Earth Orbital Services Market Analysis reports. Intuitive Machines is a nine-year-old lunar services company and is in the leading position in NASA’s return to the Moon with over $70.0 million in 2021 fiscal year revenues. We believe we are also a first mover in lunar transport and communications systems. We also believe that we have an established, highly defensible, and scalable technology position providing lunar transport, landing, and data relay services.

•        Contracting TAM Well Beyond NASA:    The accessible total addressable market for Intuitive Machines is approximately $120.0 billion over the next decade. Our total addressable market includes Department of Defense and Space Force spending, along with spending by the U.S. intelligence community, which have prioritized the Moon via strong bipartisan support, especially given recent geopolitical developments and the race to space from Russia and China. Intuitive Machines’ total addressable market is underpinned by large end markets, including space exploration, national security space, and commercial satellite services.

•        Differentiated Technology Offering:    We have innovated key technology and lunar features and capabilities, including: LOX and Methane Propulsion, Optical NAV System, Lunar Communications, RE-Entry and Landing, RPO and Capture and Extreme Surface Mobility.

•        High Quality Business Model:    We have significant intellectual property assets and high return on invested capital at scale with a durable growth trajectory and margin expansion in a non-cyclical sector. We are growing rapidly from $8 million in revenue to $73 million in revenue in 2021, and with approximately $92.0 million in 2022 revenues already contracted, with the expectation and belief that we will continue to secure sizeable near-term awards in the near future. Our revenue is expected to transition from government contracts to commercial services sales through successful missions showcasing capabilities as the cislunar economy develops and as we mature as a company.

•        World-class Management Team:    Our management team possesses a valuable combination of experience and vision. In addition to their technical knowledge, our team has extensive experience operating and leading companies and a strong track-record of building market making businesses.

Our Growth Strategy

We are pursuing the following growth strategies:

Continuing to build on first mover advantage in lunar transport:    Intuitive Machines is a company of firsts. Our first mission is IM-1, which is intended to be the first commercial lander on the Moon and the first U.S. lander on the Moon since the Apollo 17 mission in 1972. Our second mission for IM-2 is also being designed to achieve a multitude of firsts: first lander on the lunar south pole, first to drill for water ice on the Moon, first to develop and operate a lunar hopper in history, and first to deploy a data relay satellite in lunar orbit. Some of our other firsts from missions and accomplishments include: first to work with a commercial partner to deliver lunar payloads, first to establish a commercial lunar and deep space communications network, and first to partner with JSC Astro-Materials Curations Office to certify lunar material. We also intend to continue to build on our first mover advantage gained through these accomplishments and leverage them into positions on new contracts in the future.

Building out capabilities and pursuing opportunities in adjacent lunar markets:    We intend to scale and expand our existing capabilities in order to provide a complete suite of lunar economy services. This offering is designed to include products and services critical to Commercial Landers, Lunar Data Services, Crewed Lunar Missions, Lunar Transportation Services, Lunar Power Services, and Lunar Habitats.

Pursuing orbital services opportunities:    We intend to leverage our technologies and government funds to establish a foothold in the orbital services market. Some of our key technologies, such as robotics, Nova-C optical navigation and RPOC, and satellite capture, have enabled key progress towards this aim to date. This progress includes a commercial space station contract in-hand with Axiom Space, rideshare contracts in hand for IM-2, and two licensed NASA active debris removal patents. Going forward, we intend to pursue the $720.0 million Prime Engineering Contract to lead the NASA mission to service LandSat-7 as well as other national security-related contracts.

Leveraging capabilities in commercial lunar and satellite services market:    We plan to leverage government contract success to build a commercial customer base and develop the industry partnerships required for our next phase of growth. Leveraging these government contracts as well as our differentiated capabilities will allow us to establish a foothold in the emerging satellite servicing market.

Our Competition

Competition in our addressable market is mainly divided between incumbents, such as Northrop Grumman and Lockheed Martin who pursue larger, more complex contracts such as manned lunar missions, and next generation players, including our competitors on the CLPS contract such as Astrobotic and Firefly Aerospace.

Our Operations

Sales:    Our sales organization operates directly and via our extensive customer and partner network, which spans across North America, Europe, Asia, the Middle East, and Australia. Our partner network consists of our rideshare delivery providers, lunar surface mobility providers, payload providers, communication satellite provider, and ground segment providers.

The main responsibilities for our sales organization include ensuring contract renewals, maintaining relationships and expanding business with existing customers and partners, and acquiring new customers. We have deep expertise in capture efforts with the government customers, and have established processes to succeed with such customers. We leverage extensive existing relationships as well as our partner network and direct sales efforts to continue to win and grow business with commercial customers.

We work closely with our customers and partners to enable their success. Deeper adoption from our customers comes in many forms, including delivery of payloads to lunar orbit and the lunar surface, data and data relay services for users in the lunar vicinity, orbital services, lunar surface infrastructure, and space products and services.

Research and Development:    Our research and development (“R&D”) team is integrated across our engineering organization to leverage the best engineers within each discipline and prevent stovepipes within our technology, yielding fully integrated systems that reduce time to market. Our R&D scope includes company rollover, acquisition, optimizing capital structure, and general corporate purposes. The R&D team at Intuitive Machines is also responsible for developing and innovating our proprietary technology platform.

We continue to invest in R&D, particularly as it relates to “survive the night” and our larger lander design to make our platform more accessible to a wider range of customers, as well as innovating our space technology to capture various types of data efficiently.

Marketing:    Our marketing team utilizes a multi-channel approach to develop and increase our brand awareness, position and communicate the value of our differentiated offering, and develop engaging outbound demand-generation campaigns.

The team drives our overall market positioning and messaging across our key audiences and vertical markets, as well as provides strategic go-to-market assessments of use cases that emerge from new product capabilities and the market landscape. Our communications team works with targeted industry influencers and media outlets to drive interest through media channels, including blogs, social media, and video. This approach is important for IM’s strategy to capture the entire market opportunity encompassing not only NASA and DoD, but also commercial aerospace and non-traditional customer segments engaged in partnership and content activity, who value brand activation from these engagements.

Supply Chain

Our ability to manufacture and operate our spacecraft is dependent upon sufficient availability of raw materials and supplied components including avionics, flight computers, radios and electrical power systems.

We obtain raw materials and components from suppliers that we believe to be reputable and reliable. We have established and follow internal quality control processes to source suppliers, considering quality, cost, delivery and lead-time. We instill responsibility for quality at the lead level to ensure our suppliers and internally built hardware meet the required quality standards. While we largely source raw materials and components from multiple sources, in some cases raw materials and components are sourced from a limited number of suppliers. In these situations, as we endeavor to diversify our supply chain, we manage this risk through using material requirements planning, including material forecasting and planning, safety stock, and bulk and advance buying with focused efforts on long-lead items.

Manufacturing, Assembly and Operations

Intuitive Machines has an integrated manufacturing facility in Houston, TX and is constructing a state of the art, built to spec manufacturing and operations center on Spaceport Houston for occupancy in the third quarter of 2023. The current manufacturing capability supports R&D, rapid prototyping and flight level hardware in an integrated and disciplined manner applying the correct level of rigor to the appropriate process. We leverage a strong culture of personal accountability to ensure efficiency and world class results of operations within our operations group. We are ASC 9100 certified and adhere to the appropriate quality and process controls on a continuous basis. See “Facilities” for further discussion of our new facilities under construction.

Employees

As of September 30, 2022, we had 160 employees throughout our operations. We value technical expertise, original thinking, adaptability, and a willingness to collaborate with our excellent team. While our original workforce is rooted in aerospace, we welcome new perspectives and technology expertise as we grow.

As of September 30, 2022, our team has over 25 years average aeronautics and design experience and over 100 years cumulative NASA experience. Additionally, over 60% of our employees have advanced degrees, which we define as degrees obtained beyond an undergraduate level.

Intellectual Property

The protection of our technology and intellectual property is an important aspect of our business. We rely upon a combination of trademarks, trade secrets, copyrights, license agreements, confidentiality procedures, contractual commitments and other legal rights to establish and protect our intellectual property. We enter into confidentiality agreements and invention or work product assignment agreements with our employees and consultants to control access to, and clarify ownership of, our proprietary information.

As of September 30, 2022, we license two U.S. patents from Aerospace Corporation. As of September 30, 2022, we hold one registered trademark in the United States. We continually review our development efforts to assess the existence and patentability of new intellectual property. We intend to file patent applications with respect to our technology.

Material In-License Agreement: In July 2018, Intuitive Machines entered into a Patent and Know-How License for Government Purpose Agreement with Aerospace Corporation to in-license, on a non-exclusive basis, two U.S. patents that are jointly held by Aerospace Corporation, NASA and the U.S. Air Force Research Laboratory (such agreement, the “In-License Agreement”). The patents licensed under the In-License Agreement are entitled “Method for Active Debris Removal Using a Spacecraft with a Capture Device” and “System, Apparatus, and Method for Active Debris Removal.” Intuitive Machines licenses the patents for building and operating an active orbital debris removal system using a spacecraft with a capture device (the “Government Purpose”). Under the In-License Agreement, Aerospace Corporation shall receive copies of any products, data results of testing, observations, and/or evaluations derived from Intuitive Machines’ use of the licensed patents and associated know-how and to any ancillary systems into which the licensed patents and associated know-how may be integrated for the Government Purpose. In addition, Aerospace Corporation, Intuitive Machines and any other applicable licensees share the United States Patent and Trademark Office maintenance fees for each licensed patent. The approximate maintenance fee for each licensed patent was $1,600 for the first four licensing years starting from November 2018, $3,600 for the eighth licensing year, and $7,200 for the twelfth licensing year. The In-License Agreement remains in effect until the expiration date of the last patent to expire or the completion of the Government Purpose, whichever occurs first. The estimated expiration date of the licensed patents are October 12, 2032 and April 6, 2033, respectively. Either party may terminate the In-License Agreement at any time without cause upon 30 days’ written notice to the other party.

Facilities

Our principal facility is currently based on Houston, Texas; however, we are currently transitioning to a new lunar production and operations center at the Houston Spaceport at Ellington Airport. The center is designed to span across about 12.5 acres of real estate and to have more than 100,000 square feet of office and advanced production space. Other features are being designed to include tiered storage, an advanced loading dock, and a production area with

45-foot ceilings and crane that will be capable of handling all Nova Lunar Lander designs. The facility will host the first commercial use SCIF in Houston with a plan to include office tenant space for Department of Defense units and innovation accelerators.

The new lunar production and operations center and corporate offices under construction at the Houston Spaceport are expected to be completed in the third quarter of 2023, and are estimated to cost approximately $40 million to complete, subject to future design or development changes. We expect to fund the new facilities’ construction costs as they are incurred using cash on hand and in reliance upon a build-to-suit lease arrangement whereby the lessor is expected to reimburse up to $40 million for certain costs incurred by us for design, construction, and development. Upon completion of the construction project, the lunar production and operations center will serve as our principal facility under a ground lease agreement with an initial term of 20 years with four optional renewal periods of 5 years each.

Regulatory

Compliance with various governmental regulations has an impact on our business, including our capital expenditures, earnings and competitive position, which can be material. We incur or will incur costs to monitor and take actions to comply with governmental regulations that are or will be applicable to our business, which include, among others, federal securities laws and regulations, applicable stock exchange requirements, export and import control, economic sanctions and trade embargo laws and restrictions and regulations of the U.S. Department of Transportation, FAA, FCC and other government agencies in the United States.

Further, our business is subject to, and we must comply with, stringent U.S. import and export control laws, including the ITAR and EAR. See “Risk Factors — Risks Relating to Our Business” for a discussion of material risks to us, including, to the extent material, to our competitive position, relating to governmental regulations, and see “Management’s Discussion and Analysis of Financial Condition and Results of Operation of Intuitive Machines” together with our consolidated financial statements, including the related notes included therein, for a discussion of material information relevant to an assessment of our financial condition and results of operations, including, to the extent material, the effects that compliance with governmental regulations may have upon our capital expenditures and earnings.

Legal Proceedings

In the ordinary course of business, we are involved in various pending and threatened litigation matters. In the future, we may be subject to additional legal proceedings, the scope and severity of which is unknown and could adversely affect our business. In addition, from time to time, we may receive letters or other forms of communication asserting claims against us.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF Intuitive Machines

You should read the following discussion and analysis of Intuitive Machines’ financial condition and results of operations together with Intuitive Machines’ audited consolidated financial statements and notes thereto and unaudited condensed consolidated financial statements and notes thereto included elsewhere in this proxy statement/prospectus. Certain of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to plans and strategy for Intuitive Machines’ business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section “Risk Factors”, Intuitive Machines’ actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. You should carefully read the section entitled “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from Intuitive Machines’ forward-looking statements. Please also see the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Unless otherwise indicated for the context otherwise requires, references in this section to the “Company,” “we,” “us,”, “IM,” “Intuitive Machines,” or “our” refer to the business of the Intuitive Machines LLC and their subsidiaries.

Overview

We are a diversified space company initially focused on establishing the lunar infrastructure and basis for commerce to inform and sustain human presence off Earth. We believe our business is well positioned for continued growth and expansion:

•        Right Now: Servicing NASA and a worldwide set of commercial payload customers, working to provide access to the lunar surface, cislunar space and data transmission for science, technology, and infrastructure.

•        Tomorrow: Working to provide a thriving, diverse lunar economy, creating new opportunities and markets to enable on-orbit applications, a permanent presence on the Moon, and expand the commercial space exploration marketplace.

We are working to provide access to the lunar surface and collect and transmit cislunar data for science, technology, and infrastructure. As of September 30, 2022, we are one of a select few companies servicing NASA and a worldwide set of commercial payload customers. We believe we have a strong position with a first mover advantage, as evidenced by three CLPS awards to date, more than any of our competitors, as of September 30, 2022. Intuitive Machines’ Nova-C lander is intended to become the first U.S. vehicle to softly land on the lunar surface since 1972. The lander is capable of carrying 130 kilograms of cargo and is designed to execute numerous experiments and technology demonstrations to the lunar surface in 2023. Our goal is for these missions to be followed up by IM-2, which is intended to become the first object to land at the South Pole of the Moon in human history, and IM-3, our third CLPS award which will land at Reiner Gamma. These missions, along with additional expeditions, are in partnership with NASA, Nokia Corporation, SpaceFlight, Inc., Columbia Sportswear Company, Aegis Aerospace, Inc. and other commercial players.

Intuitive Machines offers its customers the flexibility needed to pioneer a thriving, diverse lunar economy and to enable a permanent presence on the Moon.

Our Business Model

We primarily generate revenues through our contracts with customers of our lunar access services and by collecting and transmitting cislunar data for science, technology and infrastructure in our Space Products and infrastructure services. We are a provider and supplier of space products/infrastructure and services that enable sustained robotic and human exploration in lunar orbit and on the Moon’s surface.

We employ a “land-and-expand” go-to-market strategy with the goal to deliver increasing value and repetitive revenues with each customer over time by expanding the scope of the services we offer. We work closely with our customers and partners to enable their early success. We expect that deeper adoption of our products and services from our customers will come in many forms, including increased reliance on our technology as a core part of a mission, increased usage of our landers for lunar transportation and exploration, and greater dependence on our advanced software analytics capabilities for satisfying each customers’ needs.

Our products and services are offered through our four business units: Lunar Access Services, Orbital Services, Lunar Data Services and Space Products and Infrastructure. Under ASC 280 “Segment Reporting” we concluded that our business units operate as one reportable segment.

Lunar Access Services

Our Lunar Access Services business unit is focused on using our proprietary lunar lander vehicles to service CLPS contracts to fly NASA scientific equipment to the lunar surface and support experiments. We also have a robust and growing set of commercial customers pursuing R&D and technology maturation efforts aimed at capturing the growing cislunar economy. This service includes softly landing on the lunar surface while carrying significant cargo loads, ferrying numerous experiments to the lunar surface, deploying the first drill to test for water ice on the Moon and deploying drones to test Long Term Evolution networks.

Orbital Services

Our Orbital Services business unit is focused on servicing missions and developing technologies that enable services such as satellite delivery/ride-share, satellite servicing and refueling, space station servicing, satellite repositioning, and orbital debris removal. We leverage the synergies from our trans-lunar injection launches for lunar access services to provide unique orbital trajectories to our ride-share customers, differentiated from competitive offerings. Our Orbital Services business unit mainly supports satellites and stations in Earth’s and the Moon’s orbit.

Lunar Data Services

Our Lunar Data Services business unit leverages our six strategically positioned ground stations across Earth to offer continuous lunar coverage, facilitating secure lunar communications, navigation, and imagery. It will be further enhanced with the deployment of our lunar communications relay, beginning in 2023. Providing lunar data services allows us to provide lunar network services to NASA and Space Force, which we believe will be an increasingly important priority given China’s recent declaration that they intend to build their own lunar satellite network and manned lunar habitat.

Space Products and Infrastructure

Our Space Products and Infrastructure business unit is focused on developing and commercializing propulsion systems, navigation systems, lunar mobility vehicles such as rovers and drones, power infrastructure, and human habitation systems. With extensive additive manufacturing capabilities, including an in-house composites shop and robust machine shop, we believe we have the capabilities and expertise required to rapidly manufacture on-demand prototypes, development parts, flight units, and spares with a focus on producing small series and high-quality serial productions of metal components utilizing additive manufacturing. We also serve as the prime contractor and partner on NASA center support contracts that expand our relationship with NASA and emphasizes our capabilities in key technology focus areas. Additionally, we believe this business unit allows us to expand into prime positions on payload contracts with NASA and other customers.

Recent Developments

Inflation

Although inflation in the United States has been relatively low in recent years, it rose significantly in the second half of 2021 and continues to rise in 2022, as a result of the economic impact from the COVID-19 pandemic, including the global supply chain disruptions, government stimulus packages, rising costs of commodities and geopolitical conflicts. In addition, global and industry-wide supply chain disruptions caused by the COVID-19 pandemic have resulted in shortages in labor, materials and services. Such shortages have resulted in inflationary cost increases for labor, materials and services and could continue to cause costs to increase, as well as a scarcity of certain products and raw materials. While rising costs and other inflationary pressures have not had a material impact on our business to date, we are monitoring the situation and assessing its impact on our business, including to our partners and customers.

New Lunar Landing Site and Updated Financial Expectations

During the fourth quarter of 2022, we selected the lunar South Pole as the new target landing site for the Nova-C spacecraft on mission IM-1 in conjunction with NASA. The change in the landing site of the IM-1 mission from the previous site to the South Pole of the Moon resulted in our having to delay the launch date of the IM-2 mission to the fourth quarter of 2023. In connection with our presentation to analysts at the Intuitive Machines Analyst Day held on December 8, 2022, we updated our previously issued financial forecasts to reflect the change in the scheduled launch date of the IM-2 mission by shifting $5.8 million of revenue we previously expected to generate in 2022 to 2023. All the revenue associated with the IM-2 mission was contracted in October 2020 and remains contracted. Additionally, because we were required to address a now resolved technical issue, we also updated our forecasts to shift additional revenue we previously expected to generate in 2022 to 2023 and beyond. As a result, we announced that we expect 2022 revenue to be approximately $88 million, and expect 2023 revenue to increase by up to $9 million. In addition, we also announced that we expect research and development expenses to decrease for 2022 and, as a result, we expect EBITDA for 2022 to increase from a projected $(14) million to $(4) million and expect EBITDA for 2023 to increase by up to $3 million.

This information is based on the information available to us at the time we disclosed it on December 8, 2022 and, therefore, is subject to change. This information reflects our management’s best estimate of the impact of events that transpired during the quarter, including the changing lunar site for IM-1. These forecasts should not be viewed as a substitute for our interim unaudited condensed consolidated financial statements. Accordingly, you should not place undue reliance on these forecasts. The financial forecasts provided above are based on a number of material assumptions, including those set forth in the section titled “Projected Financial Information.” These material assumptions require a significant level of coordination with third parties, including customers, and given Intuitive Machines’ reliance on such third parties, Intuitive Machines faces the risk that it may not achieve the estimated results if one or more of its contractual counterparties defaults, fails to perform or otherwise delays performance of its obligations. See “Risk Factors — Risks Related to Intuitive Machines’ Business — Risks Relating to Intuitive Machines’ Business and Industry — Our business is substantially dependent on contracts entered into with third parties in the ordinary course of business. As such, we are subject to counterparty risk. If a counterparty to one of our contracts were to default or otherwise fail to perform or be delayed in its performance on any of its contractual obligations to us, such default, failure to perform or delay could have a material adverse effect on our business, financial condition and results of operations.” and “Risk Factors — Risks Related to Intuitive Machines’ Business — Risks Relating to Intuitive Machines’ Business and Industry — If our prime contractors fail to maintain their relationships with their counterparties and fulfil their contractual obligations, our performance as a subcontractor and our ability to obtain future business could be materially and adversely impacted and our actual results could differ materially and adversely from those anticipated.”

Key Factors Affecting Our Performance

We believe that our future success and financial performance depend on several factors that present significant opportunities for our business, but also pose risks and challenges, including those discussed below and in the section of this proxy statement/prospectus titled “Risk Factors.”

Our ability to commence and expand spaceflight mission operations

Our success will depend in large part on our ability to commence and expand our lunar mission operations in 2023 and beyond. We are on track to complete our first two missions in 2023 with a goal of establishing a regular cadence of multiple missions per year of increasing size and complexity by 2025. This will provide our customers with proven and reliable cislunar access, with which to plan their future manifest. With binding agreements for 3 launches as of September 30, 2022, we have $187 million in backlog, and we are in active discussions with numerous potential customers, including government agencies and private companies, to potentially add to our contracted revenues.

Prior to commencing missions, we must complete internal integration activities as well as launch vehicle integration with our launch provider, SpaceX. Any delays in commencing our missions, including due to delays or cost overruns in obtaining FCC licenses or other regulatory approvals, could adversely impact our results and growth plans. As we improve production efficiency and schedule reliability and reach our target of multiple missions per year manifested 2-3 years in advance, we expect to improve our market penetration, which we believe will lead to higher revenue from both volume and mission complexity as well as increased operating leverage.

Our ability to expand our product and services offerings

We are in the preliminary stages of developing our full space infrastructure. These services are expected to grant customers access to cislunar space and the lunar surface at lower price points than previous lunar missions. We are also working to provide data transmission services at lunar distance to include far-side connectivity, along with ancillary services that are likely to include orbital servicing and payload development and manufacture.

Our growth opportunity is dependent on our ability to win lunar missions and expand our portfolio of services. Our ability to sell additional products and services to existing customers is a key part of our success, as follow-on purchases indicate customer satisfaction and decrease the likelihood of competitive substitution. To sell additional products and services to new and existing customers, we will need to continue to invest significant resources in our products and services as well as demonstrate reliability through a successful lunar landing. If we fail to make the right investment decisions, if customers do not adopt our products and services, or if our competitors are able to develop technology or products and services that are superior to ours, our business, prospects, financial condition and operating results could be adversely affected.

We expect to make significant investments in our lunar and data programs in the short term. Although we believe that our financial resources, including the proceeds of the Business Combination and the related private placement, will be sufficient to meet our capital needs, our timeline and budgeted costs for these offerings are subject to substantial uncertainty, including due to compliance requirements of U.S. federal export control laws and applicable foreign and local regulations, the impact of political and economic conditions, and the need to identify opportunities and negotiate long-term agreements with customers for these services, among other factors.

Ability to improve profit margins and scale our business

The growth of our business is dependent on our ability to improve our profit margins over time while successfully scaling our business. We intend to continue investing in initiatives to improve our operating leverage and significantly increase utilization. Our ability to achieve our production-efficiency objectives could be negatively impacted by a variety of factors including, among other things, lower-than-expected facility utilization rates, manufacturing and production cost overruns, increased purchased material costs and unexpected supply-chain quality issues or interruptions. If we are unable to achieve our goals, we may not be able to increase operating margin, which would negatively impact gross margin and profitability.

Ability to continue to capitalize on government expenditures and private enterprise investment in the space economy

Our future growth is largely dependent on our ability to continue to capitalize on increased government spending and private investment in the space economy. From 2019 to 2022, the U.S. government increased its space exploration and development budget by approximately 11.7%, or $2.5 billion. Government expenditures and private enterprise investment has fueled our growth in recent years, as it has resulted in our continued ability to secure increasingly valuable contracts for products and services. We expect the continued availability and growth of government expenditures and private investment in the space economy will continue to result in increased purchases of our products and services.

Our ability to continue to innovate

We design, build, and test our landers, spacecraft and subsystems in-house and operate at the forefront of composite structures, liquid rocket engines, guidance, navigation and control software, precision landing and hazard avoidance software, and advanced manufacturing techniques. We believe the synergy of these technologies enables greater responsiveness to the commercial and government requirements for lunar exploration. To continue establishing market share and attracting customers, we plan to continue to make substantial investments in research and development for the continued enhancements of our landers and other space systems. Over time, we expect our research and development expenditures to continue to grow on an absolute basis, but remain consistent or decrease as a percent of our total revenues as we expand our service offerings.

Impact of COVID-19

The coronavirus (COVID-19) pandemic has not materially affected our future growth outlook. Our main source of revenue during the COVID-19 pandemic was NASA contracts, which were not materially affected by the pandemic. The extent of the impact of the COVID-19 pandemic on our operational and financial performance will depend on various future developments, including the duration and spread of any new outbreak on our suppliers and employees, all of which is uncertain at this time.

Key Business Metrics and Non-GAAP Financial Measures

We monitor the following key business metrics and non-GAAP financial measures that assist us in evaluating our business, measuring our performance, identifying trends and making strategic decisions.

Backlog

We define backlog as our total estimate of the revenues we expect to realize in the future as a result of performing work on awarded contracts, less the amount of revenue we have previously recognized. We monitor our backlog because we believe it is a forward-looking indicator of potential sales which can be helpful to investors in evaluating the performance of our business and identifying trends over time. We generally include total expected revenues in backlog when a contract is awarded by the customer under a legally binding agreement. Our backlog does not include any estimate of future potential orders that might be awarded under government-wide acquisition contracts, agency-specific indefinite delivery/indefinite quantity contracts or other multiple-award contract vehicles, nor does it include option periods that have not been exercised by the customer. Due to government procurement rules, in certain cases revenues included in backlog are subject to budget appropriation or other contract cancellation clauses. Nearly all contracts allow customers to terminate the agreement at any time for convenience. If any of our contracts with firm orders were to be terminated, our backlog would be reduced by the expected value of the unfilled orders of such contracts. Consequently, our backlog may differ from actual revenues recognized in our financial statements.

The following table presents our backlog as of the periods indicated:

(in thousands)	September 30, 2022	December 31, 2021
Backlog	$186,840	$180,787

Orders comprising backlog as of a given balance sheet date are typically invoiced in subsequent periods. As of September 30, 2022, we expect to recognize approximately 55% of our backlog over the next 12 months, approximately 29% over the subsequent twelve months and the remaining 16% thereafter. Our backlog could experience volatility between periods, including as a result of customer order volumes and the speed of our fulfilment, which in turn may be impacted by the nature of products and services ordered, the amount of inventory on hand to satisfy orders and the necessary development and manufacturing lead time required to satisfy certain orders.

Backlog increased by $6.0 million as of September 30, 2022 compared to December 31, 2021, primarily due to new awards totaling $54.7 million for various lunar payload and engineering services contracts during the period. The increase was offset by continued performance on existing contracts.

As of September 30, 2022, our backlog of $186.8 million exceeded our remaining performance obligations of $111.9 million as reported in Note 3 to our unaudited condensed consolidated financial statements as of and for nine months ended September 30, 2022. The difference of $74.9 million was primarily related to $41.1 million of variable consideration associated with constrained revenue as well as $33.8 million in backlog related to the funded value of certain time and materials service contracts where revenue is recognized when services are performed and contractually billable and therefore not included in remaining performance obligations. As of December 31, 2021, our backlog of $180.8 million exceeded our remaining performance obligations of $140.8 million as reported in Note 3 to our audited consolidated financial statements for the year ended December 31, 2021. The difference of $40.0 million was primarily related to $28.4 million of variable consideration associated with constrained revenue as well as $11.6 million in backlog related to the funded value of certain time and materials service contracts where revenue is recognized when services are performed and contractually billable and therefore not included in remaining performance obligations.

Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a key performance measure that our management team uses to assess our operating performance. We calculate Adjusted EBITDA as net income (loss) excluding results from non-operating sources including interest income, interest expense, gain on extinguishing of debt, share based compensation, change in fair value instruments, depreciation, and provision for income taxes.

We present Adjusted EBITDA because we believe it is helpful in highlighting trends in our operating results and because it is frequently used by analysts, investors, and other interested parties to evaluate companies in our industry.

Adjusted EBITDA has limitations as an analytical measure, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•        Adjusted EBITDA does not reflect interest income, interest expense or other non-operating gains and losses, which may represent an increase to or reduction in cash available to us;

•        Adjusted EBITDA does not consider the impact of share-based compensation expense, which is expected to continue to be part of our compensation strategy;

•        Adjusted EBITDA does not consider the impact of gain on extinguishing debt or change in fair value of SAFE that we do not consider to be routine in nature for the ongoing financial performance of our business;

•        Adjusted EBITDA excludes non-cash charges for depreciation of property and equipment, and although the assets being depreciated may have to be replaced in the future, Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and

•        Adjusted EBITDA does not reflect provisions for income taxes, which may represent a reduction in cash available to us.

Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income (loss) and our other GAAP results.

The following table presents a reconciliation of net loss, the most directly comparable financial measure presented in accordance with GAAP, to Adjusted EBITDA.

	Nine Months Ended September 30,
(in thousands)	2022	2021
Net loss	$(18,828)	$(14,642)
Adjusted to exclude the following:
Taxes	(25)	10
Depreciation	783	604
Interest expense, net	523	95
Gain on extinguishment of debt	—	(1,806)
Share-based compensation	385	174
Change in fair-value of SAFE	(181)	—
Other income, net	(5)	(132)
Adjusted EBITDA	$(17,348)	$(15,697)
	Year Ended December 31,
(in thousands)	2021	2020
Net loss	$(35,648)	$(4,328)
Adjusted to exclude the following:
Taxes	2	8
Depreciation	840	578
Interest expense (income), net	224	(73)
Gain on extinguishment of debt	(1,806)	—
Share-based compensation	318	—
Change in fair-value of SAFE	(527)	—
Other income, net	(133)	—
Adjusted EBITDA	$(36,730)	$(3,815)

Free Cash Flow

We define free cash flow as net cash (used in) provided by operating activities less purchases of property and equipment. We believe that free cash flow is a meaningful indicator of liquidity that provides information to management and investors about the amount of cash generated from operations that, after purchases of property and equipment, can be used for strategic initiatives, including continuous investment in our business and strengthening our balance sheet.

Free Cash Flow has limitations as a liquidity measure, and you should not consider it in isolation or as a substitute for analysis of our cash flows as reported under GAAP. Some of these limitations are:

•        Free Cash Flow is not a measure calculated in accordance with GAAP and should not be considered in isolation from, or as a substitute for financial information prepared in accordance with GAAP.

•        Free Cash Flow may not be comparable to similarly titled metrics of other companies due to differences among methods of calculation.

•        Free Cash Flow may be affected in the near to medium term by the timing of capital investments, fluctuations in our growth and the effect of such fluctuations on working capital and changes in our cash conversion cycle.

The following table presents a reconciliation of net cash (used in) provided by operating activities, the most directly comparable financial measure presented in accordance with GAAP, to free cash flow:

	Nine Months Ended September 30,
(in thousands)	2022	2021
Net cash (used in) provided by operating activities	(28,358)	(29,772)
Purchases of property and equipment	(12,150)	(2,691)
Free cash flow	(40,508)	(32,463)
	Year Ended December 31,
(in thousands)	2021	2020
Net cash (used in) provided by operating activities	$(16,568)	$8,150
Purchases of property and equipment	(3,176)	(2,554)
Free cash flow	$(19,744)	$5,596

Components of Results of Operations

Revenues

Most of our revenues are derived from long-term contracts for the delivery of payloads to the lunar surface. In order to satisfy these contracts we undertake the engineering for the research, design, development, manufacturing, integration and sustainment of advanced technology space systems. The integration of these technologies and systems lead to an organic and integrated capability to provide lunar access on a commercial services basis. Individual contracts are aggregated by mission (e.g., IM-1, IM-2, IM-3) for management purposes. Revenue is measured based on the amount of consideration specified in a contract with the customer.

We recognize revenue when we transfer control of a promised good or service to a customer in an amount that reflects the consideration we expect to be entitled to in exchange for the good or service. Under the overtime revenue recognition model, revenue and gross profit are recognized over the contract period as work is performed based on actual costs incurred and an estimate of costs to complete and resulting total estimated costs at completion.

Revenues from long-term contracts can fluctuate from period to period largely based on the stage of the project and overall mission. These projects will typically have a ramp up period in the beginning stage and wind down as the mission nears launch date. A significant portion of the revenues (approximately 10% of the contract price) contains variable considerations which is constrained to nil for accounting purposes as it is dependent on a successful mission landing. This may cause fluctuations in future revenues, profits and cash flows.

We perform work under contracts that broadly consist of fixed-price, cost-reimbursable, time-and-materials or a combination of the three. Pricing for all customers is based on specific negotiations with each customer. For a description of our revenue recognition policies, see the section titled “— Critical Accounting Policies and Estimates — Revenue Recognition”. A small portion of our revenues are generated from engineering services which are time-and-material type contracts. Going forward, cost-reimbursable contracts may constitute a material portion of our revenues.

Cost of revenues (excluding depreciation)

Cost of revenues (excluding depreciation) consists primarily of direct material and labor costs, launch costs, manufacturing overhead, other personnel-related expenses, which include salaries, bonuses, benefits and stock-based compensation expense and freight expense. Cost of revenues also includes charges to write-down the carrying value of inventory when it exceeds its estimated net realizable value, including on-hand inventory that is either obsolete or in excess of forecasted demand. We expect our cost of revenues to increase in absolute dollars in future periods as we sell more products and services. As we grow into our current capacity and execute on cost-optimization initiatives, we expect our cost of revenues as a percentage of revenues to decrease over time.

Depreciation

Depreciation consists of the depreciation of tangible fixed assets for the relevant period based on the straight-line method over the useful life of the assets. Tangible fixed assets include property and equipment.

General and administrative expense (excluding depreciation)

Selling, general and administrative expense (excluding depreciation) consist primarily of personnel-related expenses for our sales, marketing, supply chain, finance, legal, human resources and administrative personnel, as well as the costs of customer service, information technology, professional services, insurance, travel, allocated overhead and other marketing, communications and administrative expenses. We expect to invest in our corporate organization and incur additional expenses associated with transitioning to, and operating as, a public company, including increased legal and accounting costs, investor relations costs, higher insurance premiums and compliance costs. As a result, we expect that selling, general and administrative expenses will increase in absolute dollars in future periods as a percentage of total revenues.

Interest income (expense), net

Interest income (expense), net consists of interest income earned on cash and cash equivalents and short-term investment balances held by us in interest bearing time deposit accounts. Interest expense is incurred on long-term debt.

Gain on extinguishment of debt

Gain on extinguishing of debt consists of forgiveness of a loan from the U.S. Treasury Department’s Small Business Administration under their Payroll Protection Plan (the “PPP Loan”).

Change in fair value of SAFE Agreements

As of September 30, 2022, we had received $17.3 million in cash related to SAFE Agreements. The SAFE Agreements were executed from September 2021 through February 2022. One SAFE Agreement was executed in December 2021 with minority shareholders in Intuitive Aviation in a non-cash exchange for their 10% noncontrolling interest in that entity with a fair value of $1.5 million. Proceeds from the SAFE Agreements were used to fund operations and purchase the initial cislunar communications satellite.

As of September 30, 2022, the agreements had not yet converted as a qualifying financing event under the SAFE Agreements had not yet occurred. Pursuant to the guidance under ASC 480, we determined that the SAFE agreements should be recorded as liabilities on our balance sheet and should be initially and subsequently measured at fair value with the changes in fair value recognized in earnings.

Other Income, net

Other income, net consists of miscellaneous income sources such as insurance proceeds from stolen equipment.

Income tax expense

We have elected to be treated as a partnership for income tax purposes. Partnerships are not subject to U.S. federal income taxes. Rather, the partnership’s taxable income flows through to the owners, who are responsible for paying the applicable income taxes on the income allocated to them. Accordingly, no provision for federal income taxes has been recorded for the Company. However, the Company is subject to Texas Margin Taxes.

Results of Operations

The following tables set forth our results of operations for the periods presented and expresses the relationship of certain line items as a percentage of revenues for those periods. The period-period comparison of financial results is not necessarily indicative of future results:

Comparison of nine months ended September 30, 2022 and 2021

The following tables set forth our historical results for the periods indicated, and the changes between periods:

	Nine Months Ended September 30,
(in thousands)	2022	2021	$ Change	% Change
Revenues	$47,959	$51,115	$(3,156)	(6)%
Operating expenses:
Cost of revenues (excluding depreciation)	54,688	60,676	(5,988)	(10)
Depreciation	783	604	179	30
General and administrative expense (excluding depreciation)	11,004	6,310	4,694	74
Total operating expenses	66,475	67,590	(1,115)	(2)
Operating Loss	(18,516)	(16,475)	(2,041)	12
Other income, net
Interest expense, net	(523)	(95)	(428)	451
Gain on extinguishment of debt	—	1,806	(1,806)	(100)
Change in fair value of SAFE Agreements	181	—	181	100
Other income, net	5	132	(127)	(96)
Total other (expense) income, net	(337)	1,843	(2,180)	(118)
Loss before income taxes	(18,853)	(14,632)	(4,221)	29
Income tax expense	25	(10)	35	*
Net loss	(18,828)	(14,642)	(4,186)	29%

____________

*        not meaningful

Revenues

Revenues for the nine months ended September 30, 2022 and 2021 were primarily impacted by NASA and other commercial payload contracts associated with the IM-1, IM-2 and IM-3 missions. The following provides a summary of the material contracts and estimated launch dates for each mission impacting our results of operations (contract revenues exclude variable consideration that is constrained):

•        The NASA payload contract for the IM-1 mission was awarded in June 2019 with an estimated mission launch date in March 2022. Total IM-1 mission estimated revenues under NASA and other commercial fixed-priced contracts increased to $92.8 million in fiscal year 2021 as a result of contract modifications. Two new commercial payload contracts totalling $2.0 million were awarded in late 2021 bringing the total mission estimated revenues to $94.8 million. During the fourth quarter of fiscal year 2021, the estimated mission launch date was revised to December 2022. During the third quarter of 2022, the estimated mission launch date was further revised to March 2023.

•        The initial NASA payload contract for the IM-2 mission was awarded in October 2020 with an estimated mission launch date in December 2022. Total IM-2 mission estimated revenues under NASA and other commercial fixed-priced contracts increased to $108.7 million as of September 30, 2022 as a result of a new commercial payload contracts and other minor contract modifications. The estimated launch date for the IM-2 mission was revised from December 2022 to October 2023 to accommodate the delays in the IM-1 mission launch date.

•        The initial NASA payload contract for the IM-3 mission was awarded in November 2021 with an initial estimated mission launch date in April 2024. Total IM-3 mission estimated revenues under fixed-priced contracts is $72.8 million as of September 30, 2022.

Revenues decreased by $3.2 million, or 6%, for the nine months ended September 30, 2022 as compared to the same period in 2021. Revenues on the IM-1 mission decreased approximately $15.0 million from $24.1 million in 2021 to $9.0 million for the nine months ended September 30, 2022. Revenues on the IM-2 mission decreased approximately $10.2 million from $29.8 million for the first nine months of 2021 to $19.6 million in the same period of 2022. The revenue decrease on both of these missions was primarily due to lower progress towards completion in the first nine months of 2022 as compared to the same period of 2021. The delay of the estimated launch date from December 2022 to March 2023 also contributed to the lower progress on the IM-1 mission in the first nine months of 2022. As of

September 30, 2022, the IM-1 and IM-2 missions were approximately 92% and 65% complete, respectively. Partially offsetting these decreases was an increase in revenues from the IM-3 mission of approximately $15.0 million for the nine months ended September 30, 2022 as compared to the same period of 2021 primarily due to progress towards completion. The IM-3 mission was awarded in the fourth quarter of 2021 and approximately 26% complete as of September 30, 2022.

Operating Expenses

Cost of revenues (excluding depreciation)

Cost of revenues decreased by $6.0 million, or 10%, for the nine months ended September 30, 2022 compared to the same period in 2021. Cost of revenues on the IM-1 mission declined by $10.2 million due to lower production activity as a result of the change in estimated launch date from December 2022 to March 2023. On the IM-2 mission, cost of revenues were approximately $2.4 million lower in the first nine months of 2022 due to overall lower production activity as compared to the prior year as a result of the change in estimated launch date from December 2022 to October 2023. IM-3 mission cost of revenues increased approximately $8.5 million primarily related to launch service costs that were not incurred in the prior period.

As of September 30, 2022, all three of our lunar missions are in loss positions. The IM-1 became a loss contract in 2019 primarily as a result of constrained variable consideration. For the nine months ended September 30, 2022 and 2021, IM-1 mission accrued losses increased by $9.4 million and $12.2 million, respectively, as a result of continued labor and materials costs during the construction of our proprietary lunar landers primarily associated with certain elements of our fuel systems and avionics. Additionally, we have included additional labor costs and estimated penalties from our mission launch service provider in our cost estimates at completion as a result of extending the mission launch date to March 2023. We recognized a contract loss in the first nine months of 2022 on the IM-2 missions as a result of increasing our estimated costs associated with fuel systems and avionics based on our evaluation and consideration of issues encountered on the IM-1 mission. Additionally, our estimated costs for penalties from our launch service provider were increased due to the change in mission launch date to October 2023. The contract loss increases on IM-1 and IM-2 were partially offset by a reversal of approximately $6.4 million in previous losses accrued on our IM-3 mission as a result of reductions to estimated labor and materials. The IM-3 estimated cost reductions were largely driven based on our successful resolution to challenges on the other missions and alignment of our cost estimates to a more predictable production model.

General and administrative expense (excluding depreciation)

General and administrative expense (excluding depreciation) increased by $4.7 million, or 74%, for the nine months ended September 30, 2022 compared to the same period in 2021 primarily due to an increase in expenditures related to an increase in headcount to support various corporate functions at a cost of $1.4 million. There was also an increase in expense related to bids & proposals of $1.2 million and the allowance for expected credit losses of $0.7 million. Increase in other expenses of $1.2 million were related to software licenses, professional fees, unit-based compensation and other miscellaneous administrative costs.

Depreciation

Depreciation increased by $0.2 million, or 30%, for the nine months ended September 30, 2022 compared to the same period in 2021 primarily due to an increase in depreciation charges related to computer and office equipment and building and leasehold improvements.

Other (expense) income, net

Other income, net decreased by $2.2 million, or 118% for the nine months ended September 30, 2022 compared to the same period in 2021. The decrease was primarily due to a $1.8 million gain on extinguishment of debt that occurred in 2021 and reflects forgiveness by the U.S. Treasury Department’s Small Business Administration under their Payroll Protection Plan for the PPP Loan we incurred in 2020. Other (expense) income, net also decreased by $0.4 million due to interest expense of $0.5 million on the Credit Mobilization Credit Facility Line of Credit (“Credit Mobilization Facility”).

Comparison of fiscal years ended December 31, 2021 and 2020.

The following tables set forth our historical results for the periods indicated, and the changes between periods:

	Fiscal Year Ended December 31,
(in thousands)	2021	2020	$ Change	% Change
Revenues	$72,550	$44,257	$28,293	64%
Operating expenses
Cost of revenues (excluding depreciation)	100,307	42,557	57,750	136
Depreciation	840	578	262	45
General and administrative expense (excluding depreciation)	9,291	5,515	3,776	68
Total operating expenses	110,438	48,650	61,788	127
Operating loss	(37,888)	(4,393)	(33,495)	762
Other income, net
Interest (expense) income, net	(224)	73	(297)	(407)
Gain on extinguishment of debt	1,806	—	1,806	100
Change in fair value of SAFE Agreements	527	—	527	100
Other income, net	133	—	133	100
Total other income, net	2,242	73	2,169	2971
Loss before income taxes	(35,646)	(4,320)	(31,326)	725
Income tax expense	(2)	(8)	6	(75)
Net loss	$(35,648)	$(4,328)	$(31,320)	724%

____________

*        not meaningful

Revenues

Revenues in fiscal years 2020 and 2021 were primarily impacted by NASA and other commercial payload contracts associated with the IM-1, IM-2 and IM-3 missions. The following provides a summary of the material contracts and estimated launch dates for each mission impacting our results of operations in fiscal years 2020 and 2021 (contract revenues exclude variable consideration that is constrained):

•        The initial NASA payload contract for the IM-1 mission was awarded in June 2019 with an estimated mission launch date in March 2022. Total IM-1 mission estimated revenues under NASA and other commercial fixed-price contracts were approximately $83.0 million as of December 31, 2020. Total mission estimated revenues increased to $94.8 million as of December 31, 2021 as a result of contract modifications and several newly awarded commercial payload contracts in fiscal year 2021. During the fourth quarter of fiscal year 2021, the estimated mission launch date was revised to December 2022.

•        The initial NASA payload contract for the IM-2 mission was awarded in October 2020 with an initial estimated mission launch date in December 2022. Total IM-2 mission estimated revenues as of December 31, 2020 under NASA and other commercial fixed-priced contracts was approximately $80.2 million under firm, fixed-priced contracts. IM-2 mission revenues increased to $102.0 million as of December 31, 2021 primarily due to new payload contracts.

•        The initial NASA payload contract for the IM-3 mission was awarded in November 2021 with an initial estimated mission launch date in April 2024. Total IM-3 mission estimated revenues under the fixed-priced contract is $69.8 million.

Revenues increased by $28.3 million, or 64%, for fiscal year 2021 compared to fiscal year 2020. The increase in revenue was primarily attributable to an increase of approximately $37.0 million in revenues recognized under IM-2 mission payload contracts due to an increase in year over year progress towards completion resulting from the contracts being in existence for the full year in 2021 as compared to a partial year in 2020. Total IM-2 mission revenues were $4.0 million in fiscal year 2020 as compared to $41.0 million in fiscal year 2021. As of December 31, 2021, the IM-2 mission was approximately 45% complete. Revenues from the IM-3 mission was approximately $2.9 million in fiscal year 2021 and was approximately 4% complete as of December 31, 2021. These increases were offset by a $12.4 million decrease in revenues recognized under IM-1 mission contracts due to that mission having lower year over year progress towards completion resulting from a revision of the estimated launch date from March 2022 to December 2022 and higher estimated costs to complete. IM-1 mission revenues decreased from $37.3 million in fiscal year 2020 to $24.9 million in fiscal year 2021. As of December 31, 2021, the IM-1 mission was approximately 83% complete.

Operating Expenses

Cost of revenues (excluding depreciation)

Cost of revenues increased by $57.8 million, or 136%, for fiscal year 2021 compared to fiscal year 2020. The increase in cost was primarily due to $31.7 million of higher IM-2 mission costs which was under construction for a full year in fiscal year 2021 as compared to a partial year in fiscal year 2020. Total mission costs in fiscal year 2021 on the IM-3 mission was $22.2 million and included an accrued loss provision of $19.3 million at contract inception due estimated costs at completion in excess of constrained revenue as further explained in Note 3 to our audited consolidated financial statements. Total mission costs in fiscal year 2021 on the IM-1 mission increased approximately $0.7 million and included an accrued loss provision of $12.2 million due to higher estimated costs at completion and a revision of the estimated launch date from March 2022 to December 2022.

The fiscal year 2021 increases in accrued loss provisions under fixed-priced contracts on our IM-1 and IM-3 missions were driven primarily by increased labor and materials costs experienced in the design, development and construction of our proprietary lunar landers. Certain elements of our fuel systems, primarily fuel tanks, were redesigned and refabricated by subcontractors on our IM-1 mission leading to the increased estimated costs at completion. Such issues encountered as we progress the construction of the IM-1 lunar lander are evaluated and, if necessary, incorporated into our estimated costs at completion on subsequent missions. Additionally, our fixed-priced contracts with NASA include variable consideration of approximately 10% of contract value tied to the successful completion of each mission which has been constrained for revenue recognition purposes and therefore have further contributed to these contract losses. Further, delays to our estimated launch dates may result in contractual penalties charged by the mission launch service provider and lead to increased mission costs. As of December 31, 2021 we have not included any estimated penalties in our mission costs at completion.

General and administrative expense (excluding depreciation)

General and administrative expense (excluding depreciation) increased by $3.8 million, or 68.5%, for fiscal year 2021 compared to fiscal year 2020 primarily due to an increase of $1.7 million in payroll expenses due to increases in headcount added to support various corporate functions. Professional fees increased $0.8 million due to fees incurred for accounting and tax services. Other increases were related to $0.3 million in new software licenses and $0.4 million related to increased stock-based compensation.

Depreciation

Depreciation increased by $0.3 million, or 45%, for fiscal year 2021 compared to fiscal year 2020 primarily due to an increase in depreciation charges related to computer and office equipment and building and leasehold improvements.

Other income, net

Other income, net increased by $2.2 million for fiscal year 2021 compared to fiscal year 2020. The increase was primarily due to a $1.8 million gain on extinguishment of debt that occurred in 2021 and reflects forgiveness by the U.S. Treasury Department’s Small Business Administration under their Payroll Protection Plan for the PPP Loan we incurred in 2020. Other income, net also increased by $0.5 million for fiscal year 2021 compared to fiscal year 2020 due to a change in fair value of SAFE Agreements that were issued during fiscal year 2021, partially offset by interest expense of $0.2 million on the Credit Mobilization Facility committed in the amount of $12 million on April 30, 2021.

Liquidity, Going Concern and Capital Resources

Since inception, we have funded our operations through internally generated cash on hand, proceeds from sales of our capital stock including the execution of SAFE agreements, and our proceeds from the issuance of bank debt. We assess our liquidity in terms of our ability to generate adequate amounts of cash to meet current and future needs. Our expected primary uses of cash on a short and long-term basis are for working capital requirements, capital expenditures, debt service requirements and other general corporate services. Our primary working capital requirements are for project execution activities including purchases of materials, subcontracted services and payroll which fluctuate during the year, driven primarily by the timing and extent of activities required on new and existing projects. Our capital expenditures are primarily related to machinery and equipment, computers and software, and leases.

We have incurred operating losses and negative cash flows from operations in recent years primarily associated with the production of our proprietary lunar lander vehicles and the costs of delivering the vehicles, and designated payloads, under commercial lunar payload services contracts with NASA. Certain of these contracts have become loss contracts due to the constraint of variable consideration and higher than expected contract costs that have exceeded the current contract price. Additionally, we have incurred higher general and administrative expenses as a result of our recent growth and expansion of our business operations, including increased headcount and expanded corporate functions, higher proposal and bidding activity, and higher fees for professional services. We may need to evaluate additional avenues to raise capital through both debt and equity to fund our future business plans including restructuring our Credit Facility and issuance of equity securities to raise equity capital. These conditions raise substantial doubt about our ability to continue as a going concern as of September 30, 2022.

As of September 30, 2022 we had $9.0 million of cash and cash equivalents and our outstanding indebtedness was approximately $20 million associated with our outstanding Credit Mobilization Facility. Our ability to internally generate sufficient cash in the future is dependent upon our ability to compete for and win new contracts, execute both new and existing contracts in a profitable manner, and manage the overall costs of operating our business.

We have considered several key factors related to changing conditions impacting our ability to continue as a going concern such as the restructuring of our Credit Facility, our current and forecasted cash balances, and a proposed business combination to fund our business operations.

In connection therewith and as discussed in Note 6 to our unaudited consolidated financial statements, on July 14, 2022, we entered into the Second Amended and Restated Loan Agreement with Live Oak Banking Company which provided an $8.0 million mobilization credit facility and extended the maturity date of our existing $12.0 million mobilization credit facility. We have evaluated our existing and forecasted cash balances and believe the cash generated from our current backlog of contracts, coupled with certain contracts, will be sufficient to fund operating and capital expenditures in the near term. Although our forecasted cash balances include estimated cash flows from certain contracts that have not yet been awarded, we believe we will successfully win these awards because they are in the advanced stages of negotiation with a related party that is under common control with us. Additionally, in consideration of management’s plans to alleviate the substantial doubt about our ability to continue as going concern, we have reduced certain discretionary spending from our forecasted cash balances primarily associated with investment in capital expenditures for future expansion of our business operations and planned research and development activities as well as certain general and administrative expenses including employee compensation associated with planned headcount increases, and proposal and bidding costs.

We believe these actions alleviate the substantial doubt about our ability to continue as a going concern. This evaluation is based on relevant conditions and events that are currently known or reasonably knowable, as of December 1, 2022.

As further described in Note 17 of our audited consolidated financial statements elsewhere in this proxy statement/prospectus, we entered into a business combination agreement on September 16, 2022 with Inflection Point Acquisition Corp., a publicly traded special purpose acquisition company. Following the fulfilment of customary closing conditions and the required approval by Inflection Point’s shareholders in the first quarter of 2023, we expect to complete the merger and receive between $88.5 million to $339.3 million in cash, depending upon the redemption rate of the Inflection Point Acquisition Corp. shareholders in the transaction. Business combinations are not considered probable of occurring until the transaction closes and as such, we have not considered it in determining our ability to continue as a going concern.

Live Oak Credit Mobilization Credit Facility and Line of Credit

On December 12, 2019, we entered into a loan agreement with Live Oak Banking Company (the “Credit Mobilization Facility”) which provided a $12.0 million Credit Mobilization Facility with a due date of December 12, 2022 and a $1.0 million line of credit with a due date of December 12, 2020. Both the Credit Mobilization Facility and the line of credit thereunder initially bore interest, payable monthly, at a rate per annum equal to 6.0%. The Credit Mobilization Facility and the line of credit thereunder are secured by substantially all of our assets.

On December 8, 2020, we entered into a Loan Modification Agreement with Live Oak Banking Company which amended the terms of the line of credit under the Credit Mobilization Facility, including decreasing the maximum principal from $1.0 million to $400 thousand, extending the maturity date from December 12, 2020 to December 10, 2021, and changing the interest rate from 6.0% to a variable interest rate at the prime rate, as published in the Wall Street Journal, plus 2.0%.

On April 30, 2021, we entered into a commitment with Live Oak Banking Company which provided a $12.0 million contract mobilization credit facility with a loan maturity of November 15, 2022 (the “New Credit Mobilization Facility”), which superseded the existing Credit Mobilization Facility. The New Credit Mobilization Facility bears interest (payable monthly) at a rate per annum equal to 5.25%, adjusted quarterly based on the prime rate, as published in the Wall Street Journal, plus 2.0%. On December 10, 2021, the line of credit expired. We had no balance outstanding at that time and did not renew the line of credit.

On July 14, 2022, we entered into the Second Amended and Restated Loan Agreement with Live Oak Banking Company which provided an $8.0 million mobilization credit facility with a loan maturity of July 14, 2024 and extended the maturity date of our existing $12.0 million mobilization credit facility to November 14, 2023. The mobilization credit facilities bear interest (payable monthly) at a rate per annum equal to the greater of (a) the prime rate, as published in the Wall Street Journal, plus 2% and (b) 5%. The mobilization credit facilities require the Company to meet certain financial and other covenants and are secured by substantially all of the assets of the Company.

The New Credit Mobilization Facility requires compliance with various covenants customary for agreements of this type, including those restricting our ability to incur debt, incur liens and undergo certain fundamental changes. The New Credit Mobilization Facility also includes events of default customary for agreements of this type. As of September 30, 2022, we were in compliance with all covenants under the New Credit Mobilization Facility.

There was $20 million outstanding under the New Credit Mobilization Facility as of September 30, 2022 and $12 million outstanding as of December 31, 2021. See Note 6 to our audited consolidated financial statements and our unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus for additional information related to the New Credit Mobilization Facility.

Paycheck Protection Program

On April 7, 2020, we received PPP Loan proceeds of $1.8 million pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The PPP Loan, which was in the form of a promissory note, dated April 7, 2020, between us and Live Oak Banking Company, as the lender, originally matured on April 7, 2022. Under the terms of the PPP, some or all of the PPP Loan amount may be forgiven if the PPP Loan proceeds are used for qualifying expenses as described in the CARES Act, such as payroll costs, benefits, rent, and utilities. The Company applied for forgiveness to the Small Business Association on December 14, 2021. On April 4, 2021, the Company was notified that the PPP Loan was forgiven and recorded a $1.8 million gain on extinguishment of debt.

See Note 6 to our audited consolidated financial statements and our unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus for additional information related to the PPP Loan.

First Insurance Funding Loans

On August 24, 2021, we entered into a loan agreement with First Insurance Funding that provided $0.1 million in credit to be used to purchase certain insurance policies with a due date of May 21, 2022 (the “First FIF Loan”). On December 3, 2021, we entered into a second loan agreement with First Insurance Funding that provided an additional $0.1 million in credit to be used to purchase certain insurance policies with a due date of May 21, 2022 (the “Second FIF Loan” and, together with the First FIF Loan, the “FIF Loans”). The FIF Loans bear interest, payable monthly, at a rate per annum equal to 5.9%.

There was zero and $0.1 million outstanding under the FIF Loans as of September 30, 2022 and December 31, 2021, respectively.

Unit Split

On May 25, 2021, in accordance with the amended and restated LLC agreement, Class A Unit Interests increased by a multiple of one hundred thousand (100,000) or 1 to 100,000 unit (the “Unit Split”). The Class A members and their respective unit interests uniformly increased. Unless otherwise indicated, all unit and per unit amounts presented in this proxy statement/prospectus have been retroactively adjusted to reflect the impact of the Unit Split.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Nine Months Ended September 30,
(in thousands)	2022	2021
Net cash used in operating activities	(28,358)	(29,772)
Net cash used in investing activities	(12,150)	(2,691)
Net cash provided by financing activities	20,171	20,055

Cash Flows for the Nine Months Ended September 30, 2022 and 2021

Operating Activities

During the nine months ended September 30, 2022, our operating activities used $28.4 million of net cash as compared to $29.8 million during the nine months ended September 30, 2021. The decrease in net cash used in operating activities during 2022 compared to 2021 was primarily due to progress payments made to our mission launch provider and other mission costs that were lower in 2022 than in 2021 as the IM-1 mission is nearing completion. The lower cash payments for mission costs were partially offset by higher operating expenses in 2022 including salaries and wages, contract proposal costs, and audit and tax professional fees.

Investing Activities

During the nine months ended September 30, 2022, investing activities used $12.2 million of net cash as compared to $2.7 million during the nine months ended September 30, 2021. The increase in net cash used in investing activities during 2022 compared to 2021 was primarily due to capital expenditures associated with construction in progress on equipment to be used for future mission and for our lunar operations center as well as expenditures for computers and equipment associated with a newly leased facility.

Financing Activities

During the nine months ended September 30, 2022, financing activities provided $20.2 million of net cash as compared to $20.1 million during the nine months ended September 30, 2021. The increase was primarily associated with offsetting changes in cash proceeds from the execution of SAFE Agreement and net borrowings from our New Credit Mobilization Facility.

	Fiscal year ended
(in thousands)	2021	2020
Net cash (used in) provided by operating activities	$(16,568)	$8,150
Net cash used in investing activities	(3,176)	(2,554)
Net cash provided by financing activities	25,107	1,662

Cash Flows for the Years Ended December 31, 2021 and 2020

Operating Activities

Cash flow from operating activities result primarily from earnings and are affected by changes in operating assets and liabilities which consist primarily of working capital balances for projects. Working capital levels vary from period to period and are primarily affected by the mix, stage of completion and the payment terms for our long-term contracts.

For long-term, fixed-price contracts where revenue is recognized over time, we negotiate performance-based billing terms based on the achievement of contract milestones or specific dates. Because over-time revenue recognition on these contracts requires us to use estimates in determining revenues, costs and profits and in assigning the amounts to accounting periods, there can be a significant disparity between earnings as reported and actual cash that we receive during any reporting period.

During the year ended December 31, 2021, our operating activities used $16.6 million of net cash as compared to net cash generated from operating activities of $8.2 million during the year ended December 31, 2020. The decrease in net cash from operating activities during 2021 compared to 2020 was primarily due to the timing of progress payments made to our mission launch provider. The non-cash charges included in our net loss for the year ended December 31, 2021, relate primarily to a non-recurring gain on extinguishing of debt of $1.8 million, depreciation of $0.8 million, share based compensation of $0.3 million, and change in fair value of SAFE agreements of $0.7 million.

Investing Activities

During the year ended December 31, 2021, investing activities used $3.2 million of net cash as compared to $2.6 million during the year ended December 31, 2020. The increase in net cash used in investing activities during fiscal year 2021 compared to fiscal year 2020 was primarily due to an increase in the purchase of property and equipment.

Financing Activities

During the year ended December 31, 2021, financing activities provided $25.1 million of net cash as compared to $1.7 million during the year ended December 31, 2020.

Net cash provided by financing activities during for the year ended December 31, 2021 was primarily related to cash raised from the proceeds of SAFE Agreements of $13.0 million, and external borrowing of $12.2 million, offset by a $0.1 million repayment of long-term debt obligations.

Net cash provided by financing activities for the year ended December 31, 2020 was primarily related to cash raised from external borrowing of $1.8 million, offset by a $0.1 million repayment of long-term debt obligations.

Contractual Obligations and Commitments

Lease Commitments

We lease real estate for office space and for administrative, research, marketing and light manufacturing operations. These leases are classified as operating leases with various expiration dates through 2027. See Note 5 to our audited consolidated financial statements included elsewhere in this proxy statement/prospectus for more information regarding our lease commitments.

We signed a ground lease agreement for the development of a lunar operations center that will serve as a production and testing facility of lunar lander components and other aerospace related operations. The facility is currently under construction, and the lessor will reimburse up to $40 million for certain design, construction, and development costs incurred by us. We are accounting for the construction of the facility as a financing arrangement. As of September 30, 2022, we capitalized $9.6 million of construction in progress and a corresponding financing obligation of $8.1 million. Upon completion of the construction project, the ground lease agreement will have an initial term of 20 years with four optional renewal periods of 5 years each. No amounts of right-of-use asset or lease liability have been recorded.

Purchase Commitments

From time-to-time, we enter into long-term commitments with vendors to purchase launch services and for the development of certain components in conjunction with our obligations under revenue contracts with our customers. As of September 30, 2022, we had remaining purchase obligations under non-cancelable commitments with two vendors totaling $43.2 million of which $33.8 million is due within the next twelve months and the remaining $9.4 million is due in the subsequent twelve-month period.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Critical Accounting Policies and Estimates

We believe that the following accounting policies involve a high degree of judgement and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations. See Note 2 to our audited consolidated financial statements and unaudited condensed consolidated financial statements appearing elsewhere in this proxy statement/ prospectus for a description of our other significant accounting policies.

The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgements that affect the amounts reported in those financial statements and accompanying notes. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.

Revenue Recognition

We recognize revenue in accordance with ASC 606, Revenue from Contracts with Customers. Our revenue is primarily generated from the progress on long-term lunar mission contracts and engineering services for the research, design, development, and manufacturing of advancement technology aerospace system.

Revenue is measured based on the amount of consideration specified in a contract with a customer. Revenue is recognized when and as our performance obligations under the terms of the contract are satisfied which generally occurs with the transfer of services to the customer. For each long-term contract, we determine the transaction price based on the consideration expected to be received. We allocate the transaction price to each distinct performance obligation to deliver a good or service, or a collection of goods and/or services, based on the relative standalone selling prices.

For most of our business, where performance obligations are satisfied due to the continuous transfer of control to the customer, revenue is recognized over time. Where the customer contracts with us to provide a significant service of integrating a complex set of tasks and components into a single project or capability, those contracts are accounted for as single performance obligations. We recognize revenue generally using the cost-to-cost method, based primarily on contract costs incurred to date compared to total estimated contract costs at completion. This method is deemed appropriate in measuring performance towards completion because it directly measures the value of the goods and services transferred to the customer. Billing timetables and payment terms on our contracts vary based on a few factors, including the contract type. Typical payment terms under fixed-price contracts provide that the customer pays either performance-based payment based on the achievement of contract milestones or progress payments based on a percentage of costs we incur.

Due to the nature of the work required to be performed on many of our performance obligations, the estimation of total revenues and cost at completion (the process described below in more detail) is complex and subject to many variables and requires significant judgment. The consideration to which we are entitled on our long-term contracts may include both fixed and variable amounts. Variable amounts can either increase or decrease the transaction price.

We include estimated amounts of variable consideration in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether to include estimated amounts in the contract price are based largely on an assessment of our anticipated performance and all information (historical, current and forecasted) that is reasonably available to us. We reassess the amount of variable consideration each accounting period until the uncertainty associated with the variable consideration is resolved. Changes in the assessed amount of variable consideration are accounted for prospectively as a cumulative adjustment to revenue recognized in the current period.

When changes are required for the estimated total revenues on a contract, these changes are recognized on a cumulative catch-up basis in the current period. A significant change in one or more estimates could affect the profitability of one or more of our performance obligations. If estimates of total costs to be incurred exceed estimates of total consideration the Company expects to receive, a provision for the remaining loss on the contract is recorded in the period in which the loss becomes evident.

SAFE Agreements

We signed SAFE agreements with investors to fund our ongoing operations. The SAFE agreements are recorded as liabilities at fair value on our balance sheet. Certain events, including an (i) equity financing transaction, (ii) liquidity event, or (iii) a dissolution before the termination of the SAFE trigger conversion or result in the holders of the SAFE agreements receiving consideration. See Note 8, “SAFE Agreements” to our audited consolidated financial statements and unaudited consolidated financial statements.

SAFE Agreements are valued as Level 3 investments which are measured at fair value. The fair value equals the weighted average value based on the estimated probability and future value of an (i) equity financing transaction, (ii) liquidity event, or (iii) a dissolution before the termination of the SAFE. The future values under these scenarios are present valued using a discount rate determined based on a calibration analysis using the transaction price of the SAFE on November 4, 2021 adjusted for changes in yield data since the calibration date.

The unobservable inputs we use in the fair value measurements are the probabilities of future scenarios, future values based on Monte Carlo simulations, and discount rate. The assumptions used in calculating the fair value of the SAFE agreements represent our best estimates, however, these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change or we use different assumptions, the value of the SAFE agreements could be materially different in the future.

Quantitative and Qualitative Disclosures About Market Risk

We have operations only within the United States and as such are exposed to certain market risks in the ordinary course of our business. Market risk represents the risk that market prices, such as foreign exchange rates, interest rates and other market changes that affect market risk-sensitive instruments, will fluctuate. Information related to quantitative and qualitative disclosure about this market risk is set forth below.

Interest Rate Risk

Our exposure to interest rate risk is influenced primarily by changes in interest rates on interest payment related to our New Credit Mobilization Facility entered into commitment in April 2021. We had $12 million outstanding under our New Credit Mobilization Facility as of December 31, 2021. See Note 6 of our audited consolidated financial statements and unaudited condensed consolidated financial statements for more information.

The following table below shows the sensitivity analysis of a change in interest expense by 1% change in interest rate:

(in thousands)	As of December 31, 2021
Total debt	$12,108	$12,108	$12,108
Interest rate	4.25%	5.25%	6.25%
Interest expense	$515	$636	$757

As per the analysis above, a hypothetical 1% change in interest rates would not have had a material impact on our consolidated financial statements as of December 31, 2021.

We had cash and cash equivalents of $29.3 million as of December 31, 2021. Cash and cash equivalents consist of cash in banks and time deposits purchased with an initial maturity of three months or less. Our cash and cash equivalents are held for working capital purposes. Such interest-earning instruments carry a degree of interest rate risk. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs, and the fiduciary control of cash. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these instruments, a hypothetical 1% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements as of December 31, 2021.

Credit Risk

Credit risk arises from primarily from receivables from the US Government. Credit risk is managed through periodic assessment of the financial reliability of customers, taking into account the financial condition, current economic trends, analysis of historical bad debts and aging of accounts receivables. The maximum exposure to credit risk at the reporting date is primarily from accounts receivables and contract assets (unbilled revenues) which amounted to $32.5 million and $5.2 million, respectively as of September 30, 2022 and December 31, 2021.

The Company provides loss allowance using the expected credit loss model on account receivables and Contract assets (unbilled revenue).

Emerging Growth Company Status

In April 2012, the JOBS Act was enacted. Section 107(b) of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult.

We expect to retain our emerging growth company status until the earliest of:

•        The end of the fiscal year in which our annual revenues exceed $1.2 billion;

•        The end of the fiscal year in which the fifth anniversary of our public company registration has occurred;

•        The date on which we have issued more than $1.0 billion in non-convertible debt during the previous three-year period; and

•        The date on which we qualify as a large accelerated filer.

EXECUTIVE AND DIRECTOR COMPENSATION OF INTUITIVE MACHINES

In this section, “we,” “us” and “our” generally refer to Intuitive Machines in the present tense or New Intuitive Machines from and after the Business Combination.

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2021 Summary Compensation Table” below. In 2021, our “named executive officers” and their positions were as follows:

•        Stephen Altemus, President and Chief Executive Officer;

•        Timothy Crain, Chief Technology Officer; and

•        Erik Sallee, Chief Financial Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the Closing may differ materially from the currently planned programs summarized in this discussion.

2021 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2021.

Name and Principal Position	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total
Stephen Altemus President & CEO	452,113	100,000	—	8,700	560,813
Timothy Crain Chief Technology Officer	373,168	75,000	—	8,700	456,868
Erik Sallee Chief Financial Officer(4)	234,808	60,000	39,000	3,046	336,854

____________

(1)      Amounts reflect annual discretionary bonuses paid to the named executive officers for services performed in 2021, and paid in 2022 as further described below in “— 2021 Bonuses.”

(2)      Amounts reflect the full grant-date fair value of stock options granted during 2021 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to executive officers in the notes to the consolidated financial statements of Intuitive Machines, LLC.

(3)      Amounts reflect the Company’s 401(k) plan matching contributions.

(4)      Mr. Sallee commenced employment as our Chief Financial Officer effective, April 12, 2021; therefore, certain amounts for Mr. Sallee, such as base salary, reflect a partial year of service.

Narrative to Summary Compensation Table

2021 Salaries

The named executive officers receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. The 2021 annual base salaries for our named executive officers were $452,113 for Mr. Altemus, $373,168 for Mr. Crain, and $330,000 for Mr. Sallee. The actual base salaries earned by our named executive officers for services in 2021 are set forth above in the Summary Compensation Table in the column entitled “Salary.”

2021 Bonuses

Our named executive officers were eligible to earn discretionary cash bonuses for calendar year 2021, as determined by the Intuitive Machines board of managers (the “Board of Managers”). For 2021, Messrs. Altemus and Crain were eligible to receive a discretionary annual bonus as determined by the Board of Managers, and Mr. Sallee was eligible to receive an annual bonus of up to 30% of his base salary. Based on a review of Intuitive Machines’ performance for 2021 and each named executive officer’s individual performance and contributions to the Intuitive Machines’ success, the Board of Managers approved the bonus amounts set forth in the Summary Compensation Table in the column entitled “Bonus”.

Equity Compensation

2021 Equity Grants

We currently maintain the Intuitive Machines, LLC 2021 Unit Option Plan (the “2021 Plan”) in order to provide our service providers the opportunity to acquire a proprietary interest in our success. We offer awards of options to purchase non-voting class B membership interests of Intuitive Machines, LLC (each, an “Intuitive Machines Option”) to eligible service providers, including certain of our named executive officers, pursuant to the 2021 Plan. For additional information about the 2021 Plan, please see the section titled “— 2021 Unit Option Plan” below.

In 2021 we awarded a stock option to Mr. Sallee covering 300,000 non-voting Class B membership units of Intuitive Machines (“Units”). The option vests and becomes exercisable in equal annual installments over three years from the applicable grant date, June 14, 2021. Pursuant to the terms of his option agreement, if Mr. Sallee’s continuous service is terminated (i) by us without “cause,” Mr. Sallee will vest in the portion of the option that would have otherwise vested on the next anniversary of June 14, 2021, or (ii) due to Mr. Sallee’s death or “disability,” in each case, after Mr. Sallee has provided three (3) years of continuous service from June 14, 2021, any then-unvested portion of the option will become vested in full. Messrs. Altemus and Crain do not hold stock options or any other compensatory equity awards.

New Intuitive Machines Incentive Plan

In connection with the Business Combination, we intend to adopt a New Intuitive Machines Incentive Plan in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. We expect that the New Intuitive Machines Incentive Plan will be effective on the Closing Date. For additional information about the New Intuitive Machines Incentive Plan, please see “The Incentive Plan Proposal” in this proxy statement/prospectus.

Other Elements of Compensation

Retirement Plans

We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we match contributions made by participants in the 401(k) plan up to a specified percentage of the employee contributions, and these matching contributions are fully vested as of the date on which the contribution is made. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan, and making matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Employee Benefits and Perquisites

All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

•        medical, dental and vision benefits;

•        health savings and flexible spending accounts;

•        short-term and long-term disability insurance;

•        basic life and accidental death and dismemberment insurance;

•        accident and critical illness insurance; and

•        term life insurance.

We believe the perquisites described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.

No Tax Gross-Ups

We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by our company.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of Units underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2021.

Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Stephen Altemus	—	—	—	—	—
Timothy Crain	—	—	—	—	—
Erik Sallee	June 14, 2021(1)		300,000	1.00	June 14, 2031

____________

(1)      This stock option vests and becomes exercisable in equal annual installments over three years from the applicable grant date, subject to Mr. Sallee’s continued service.

Executive Compensation Arrangements

On March 20, 2021 we entered into an offer letter with Erik Sallee to serve as our Chief Financial Officer. Mr. Sallee’s employment under the offer letter is at-will and will continue until terminated at any time by either party. Pursuant to his offer letter, Mr. Sallee is entitled to receive an annual base salary of $330,000 per year. In addition, Mr. Sallee is eligible to participate in the 2021 Plan and in the health and welfare benefit plan and programs maintained by us for the benefit of our employees.

Mr. Sallee is eligible to earn annual cash bonuses under our bonus program, based on the achievement of individual and/or Intuitive Machines’ performance goals. Under the offer letter, Mr. Sallee’s target bonus opportunity is 30% of his annual base salary.

In connection with entering into his offer letter, Mr. Sallee entered into Intuitive Machines’ standard form of confidentiality agreement, which provides for a non-disclosure covenant that lasts during employment and for five years thereafter, an employee and client/customer non-solicitation covenant that lasts during employment and for two years thereafter.

Messrs. Altemus or Crain were not, and are not, parties to employment agreements or offer letters in 2021 or 2022.

Director Compensation

In 2021, we paid a $300,000 service fee to one of our executives and founders who is a member of our Board of Managers, Kam Ghaffarian, to compensate him for his services as Executive Chairman. He did not receive any additional compensation for services provided as a director.

Name	Fees Earned or Paid in Cash ($)	Total ($)
Kam Ghaffarian	300,000	300,000

In connection with the Business Combination, we intend to approve and implement a compensation program for our non-employee directors that consists of annual cash retainer fees and long-term equity awards. The details of this program have not yet been determined, but compensation under the program will be subject to the annual limits on non-employee director compensation set forth in the New Intuitive Machines Incentive Plan.

Equity Incentive Plans

2021 Unit Option Plan

We currently maintain the Intuitive Machines, LLC 2021 Unit Option Plan, referred to in this proxy statement/prospectus as the 2021 Plan, in order to provide our service providers the opportunity to acquire a proprietary interest in our success. We offer awards of Intuitive Machines Options to eligible service providers, including our named executive officers, pursuant to the 2021 Plan. As mentioned below, in connection with the completion of the Business Combination and the adoption of the New Intuitive Machines Incentive Plan, we expect to amend and restate the 2021 Plan to reflect the Recapitalization and to provide that, following the Business Combination, awards may not be granted under the 2021 Plan. The material terms of the 2021 Plan are summarized below.

Eligibility and Administration

Our employees, directors, consultants and other service providers are eligible to receive grants of options to purchase non-voting Class B membership interests of Intuitive Machines, referred to in this proxy statement/prospectus as Units. The 2021 Plan is administered by our Board of Managers. Subject to the provisions of the 2021 Plan, the plan administrator has the authority and discretion to take any actions it deems necessary or advisable for the administration of the 2021 Plan.

Limitation on Awards and Units Available

Currently, an aggregate 6,125,000 Units have been authorized for issuance under the 2021 Plan; following the Recapitalization this amount will be adjusted to Intuitive Machines OpCo Common Units. If an award (i) expires or terminates without having been exercised in full or (ii) is settled in cash, such expiration, termination or settlement shall not reduce the number of Units that may be issued pursuant to the 2021 Plan. In the event that any Units issued pursuant to an award are forfeited because of the failure to meet a contingency or condition required to vest, such Units shall revert and again become available for issuance under the 2021 Plan.

Awards

The 2021 Plan provides for the grant of awards of options. The terms and conditions of outstanding options under the 2021 Plan are set forth in award agreements, including any applicable vesting and payment terms and post-termination exercise limitations. Awards of options provide for the purchase of our non-voting Class B membership interests, or units, in the future at an exercise price set on the grant date; following the Recapitalization, outstanding options will be adjusted to cover Intuitive Machines OpCo Common Units. The exercise price of an option may not be less than 100% of the fair market value of the underlying units on the grant date. The term of an option may not be longer than ten years.

Certain Transactions

In the event of certain changes in our capitalization such as a recapitalization, equity split or reorganization, the plan administrator will make appropriate and proportionate adjustments to the classes and maximum number of securities subject to the 2021 Plan and to the classes, number of securities and exercise price subject to outstanding awards. In the event of a corporate transaction, which includes us being a party to a merger or consolidation, or the sale of substantially all of our assets, the plan administrator has discretion to (i) provide that outstanding awards be continued or assumed or substituted by the acquiring or surviving entity, (ii) provide for the assignment of any reacquisition or repurchase rights to the acquiring or surviving entity, (iii) provide that all outstanding awards become fully vested and exercisable at a date prior to the corporate transaction, with such awards terminating if not exercised at or prior to the effective time of the corporate transaction, (iv) arrange for the lapse of any reacquisition or repurchase rights with respect to the award, (v) provide for the cancellation of outstanding awards to the extent not vested or exercised in exchange for such cash consideration, if any, as the Board of Managers, in its sole discretion may consider appropriate, or (vi) provide for payment in such form as may be determined by the Board of Managers equal to the excess, if any, of (A) the consideration the holder of the award would have received upon exercise of the award, over (B) any exercise price payable in connection with such exercise.

New Intuitive Machines Incentive Plan

In connection with the Business Combination, The Inflection Point Board intends to adopt the New Intuitive Machines Incentive Plan, or the New Intuitive Machines Incentive Plan, subject to approval by its shareholders, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete, which is essential to our long-term success. The New Intuitive Machines Incentive Plan will become effective on the Closing Date. For additional information about the New Intuitive Machines Incentive Plan, please see “The Incentive Plan Proposal” in this proxy statement.

MANAGEMENT OF NEW INTUITIVE MACHINES FOLLOWING THE BUSINESS COMBINATION

The Business Combination Agreement provides that the New Intuitive Machines Board will initially be comprised of              directors, of whom the following have been identified: Kamal Ghaffarian and Stephen Altemus.

Each director will hold office until his or her term expires at the next annual meeting of stockholders for such director’s class or until his or her death, resignation, removal or the earlier termination of his or her term of office.

The following table sets forth certain information, as of the date of this proxy statement/prospectus, concerning the persons who are expected to serve as directors, officers and significant employees following the completion of the Business Combination.

Name	Age	Position
Stephen Altemus	59	Chief Executive Officer and Director
Kamal Ghaffarian	64	Chairman
Erik Sallee	41	Chief Financial Officer
Timothy Crain	49	Chief Technology Officer

____________

(1)      Member of the audit committee

(2)      Member of the compensation committee

(3)      Member of the nominating and corporate governance committee

The officers of New Intuitive Machines and the New Intuitive Machines Board following the Business Combination are well qualified as leaders. In their prior positions they have gained experience in core management skills, such as strategic and financial planning, financial reporting, compliance, risk management, and leadership development. Several of New Intuitive Machines’ officers and directors following the Business Combination also have experience serving on boards of directors and board committees of other public companies and private companies, and have an understanding of corporate governance practices and trends, which provides an understanding of different business processes, challenges, and strategies. Further, certain officers and directors have other experience that makes them valuable, such as prior experience in mergers and acquisitions, in financial services, managing and investing in assets.

Inflection Point believes that the above-mentioned attributes, along with the leadership skills and other experiences of the officers and board members described below, will provide New Intuitive Machines with a diverse range of perspectives and judgment necessary to facilitate the goals of New Intuitive Machines and be good stewards of capital.

Officers, Directors and Key Employees

For more information about the compensation of the members of the Inflection Point Board and the officers of Inflection Point prior to the Closing, see the section entitled “Information About Inflection Point — Directors and Executive Officers”. For more information about the anticipated members of the New Intuitive Machines Board and the officers of New Intuitive Machines following the Closing, see the section entitled “The Director Election Proposal — Information about Officers, Directors and Nominees.”

Stephen Altemus.    At Closing, Mr. Altemus will serve as Chief Executive Officer of New Intuitive Machines and as a member of New Intuitive Machines’ Board. Mr. Altemus is the co-founder and president of Intuitive Machines. Prior to founding Intuitive Machines, in December 2012, Mr. Altemus was appointed to serve as the Deputy Director of NASA’s Johnson Space Center (“JSC”), a position he held until June 2013. Formerly Director of Engineering from July 2006 to December 2012, Mr. Altemus served as the leader and steward of JSC’s engineering capabilities in support of NASA’s human spaceflight programs, projects, and technology activities. Mr. Altemus is also a director of Intuitive Aviation, a subsidiary of Intuitive Machines.

Mr. Altemus received a B.S. in Aeronautical Engineering from Embry Riddle Aeronautical University where he now serves as a member on the Engineering Advisory Board, and an M.S. in Engineering Management from the University of Central Florida. He joined NASA’s Kennedy Space Center and the Space Shuttle Program in 1989 where he held progressively more responsible positions working in Space Shuttle operations, launch, and landing activities. He served as the Columbia Reconstruction Director after the loss of the Space Shuttle Columbia on February 1, 2003. In January 2005, he joined JSC serving as the Deputy Director of Engineering and was subsequently selected as Director in July 2006. Mr. Altemus is well qualified to serve on the New Intuitive Machines Board due to his role as Intuitive Machines’ Chief Executive Officer, his depth of knowledge of us and our operations, his acute business judgment and extensive familiarity with the business in which we compete.

Dr. Kamal Ghaffarian.    At Closing, Dr. Ghaffarian will serve as Chairman of the Board of Directors of New Intuitive Machines. Throughout his 35-plus year career, Dr. Ghaffarian has created multiple successful companies and has extensive experience working at the intersection of government contracting and technological innovation.

Dr. Ghaffarian started his entrepreneurial career in 1994 by founding Stinger Ghaffarian Technologies, Inc., a government services company focusing on IT, engineering, and science applications. Dr. Ghaffarian has also held numerous technical and management positions at Lockheed Martin, Ford Aerospace and Loral. Dr. Ghaffarian has obtained two Bachelor of Science degrees including a B.S. in Computer Science in Engineering and a B.S. in Electronics Engineering, an M.S. in Science in Information Management, a Ph.D. in Management Information System and a Ph.D. in Technology.

Dr. Ghaffarian is the co-founder and executive chairman of the Company and a number of companies including IBX, Axiom Space, X energy and Quantum Space. Dr. Ghaffarian is well qualified to serve on our Board of Directors due to his role as our Chairman, his extensive experience in the field and deep understanding of company leadership.

Erik Sallee.    At Closing, Mr. Sallee will serve as Chief Financial Officer of New Intuitive Machines. Mr. Sallee brings extensive experience as a finance executive in the aerospace sector. Prior to this Mr. Sallee was the Corporate Controller for Blue Origin, LLC where he oversaw treasury, tax, accounting, audit compliance, financial systems, and pricing. From 2015-2018, Mr. Sallee was a division Chief Financial Officer for L3 Technologies, a software and aerospace Company. From 2011-2015 Mr. Sallee worked at Raytheon in positions of increasing responsibility including Chief Financial Officer of Raytheon Solipsys, an international software company. Before moving to the industry, Mr. Sallee worked at Deloitte and was an officer in the U.S. Marine Corps where he received several awards including a Navy and Marine Corps Achievement Medal with Combat Distinguishing Device in 2005.

Mr. Sallee received an MBA and M.S. in Business and Finance from University of Maryland College Park, Smith School of Business and a B.S. in Political Science from Vanderbilt University. Mr. Sallee is a licensed Certified Public Accountant (CPA).

Dr. Timothy Crain.    At Closing, Dr. Crain will serve as Chief Technology Officer of New Intuitive Machines. Dr. Crain previously served as Intuitive Machines’ vice president of research and development since co-founding the Company in 2013 with Mr. Altemus and Dr. Ghaffarian.

Dr. Crain received his Ph.D. in aerospace engineering from the University of Texas at Austin where he was a National Science Foundation Graduate Fellow and Assistant Instructor. He began his professional career in 2000 at NASA’s JSC where he was a lead engineer in the Engineering Directorate’s Aeroscience and Flight Mechanics Division. During his tenure at JSC he worked on the navigation design for Mars Science Lander and was the Orbit Guidance, Navigation, and Control System Manager for the Orion spacecraft. In 2009, Dr. Crain became the Flight Dynamics lead for NASA’s Project Morpheus. Dr. Crain left the NASA civil service in June 2013 to co-found Intuitive Machines.

Dr. Crain is a recipient of the NASA JSC Center Director’s Commendation Award, the Outstanding Young Texas Ex Award, UT Outstanding Young Engineering Graduate Award, Orion Flight Dynamics Leadership Award, and a finalist for the NASA Rotary Mid-Career Stellar Award. Dr. Crain is a board member of Penumbra, LLC.

Corporate Governance

Composition of the New Intuitive Machines Board

Our business and affairs will be managed under the direction of the New Intuitive Machines Board. The New Intuitive Machines Board will be chaired by Kamal Ghaffarian and will include Stephen Altemus and              as members. The New Intuitive Machines Board is expected to determine that              and              qualify as independent in accordance with applicable Nasdaq rules. Subject to the terms of the Business Combination Agreement, the Proposed Certificate of Incorporation and the Proposed Bylaws, the number of directors will be fixed by the New Intuitive Machines Board.

When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the New Intuitive Machines Board to satisfy its oversight responsibilities effectively in light of its business and structure, the New Intuitive Machines Board expects to focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business.

Pursuant to the Business Combination Agreement, Inflection Point was granted rights to designate one director for election to the New Intuitive Machines Board.

Director Independence

Under New Intuitive Machines’ Corporate Governance Guidelines and the Nasdaq rules, a director will not be independent unless the Board of Directors affirmatively determines that s/he does not have a direct or indirect material relationship with New Intuitive Machines or any of its subsidiaries. In addition, the director must not be precluded from qualifying as independent under the per se bars set forth by the Nasdaq rules.

The New Intuitive Machines Board will undertake a review of its composition, the composition of its committees and the independence of directors and consider whether any director has a material relationship with New Intuitive Machines that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, the New Intuitive Machines Board is expected to determine that              and              of New Intuitive Machines’              directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors qualifies as “independent” as that term is defined under the Nasdaq rules. In making these determinations, the New Intuitive Machines Board will consider the relationships that each non-employee director has with New Intuitive Machines and all other facts and circumstances the New Intuitive Machines Board deemed relevant in determining their independence, including the director’s beneficial ownership of New Intuitive Machines Common Stock.

Controlled Company Exemption

The Intuitive Machines Founders will own more than 50% of the combined voting power for the election of directors to the New Intuitive Machines Board, and, as a result, New Intuitive Machines will be considered a “controlled company” for the purposes of the Nasdaq rules. As such, New Intuitive Machines will qualify for exemptions from certain corporate governance requirements, including that a majority of the New Intuitive Machines Board consist of “independent directors,” as defined under the Nasdaq rules. In addition, New Intuitive Machines will not be required to have a nominating and corporate governance committee or compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities or to conduct annual performance evaluations of the nominating and corporate governance and compensation committees.

As permitted for a “controlled company,” it is expected that a majority of the New Intuitive Machines Board and our Compensation and Nominating and Corporate Governance Committees will not be independent. Accordingly, New Intuitive Machines’ stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Nasdaq rules.

If at any time New Intuitive Machines ceases to be a “controlled company” under the Nasdaq rules, the New Intuitive Machines Board intends to take any action that may be necessary to comply with the Nasdaq rules, subject to a permitted “phase-in” period. See “Risk Factors — Risks Related to the Domestication and the Business Combination — We are a “controlled company” within the meaning of the Nasdaq listing standards and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.”

Classified Board of Directors

Pursuant to the Proposed Certificate of Incorporation, New Intuitive Machines directors will be divided into              classes, with each class serving staggered              year terms. Subject to approval of the Director Election Proposal, the New Intuitive Machines Board will initially consist of             . New Intuitive Machines directors will be divided among the three classes as follows:

•        The Class I directors are             and             ;

•        The Class II directors are              and             ; and

•        The Class III directors are              and             .

Committees of the New Intuitive Machines Board

The New Intuitive Machines Board will direct the management of its business and affairs, as provided by Delaware law, and conduct its business through meetings of the New Intuitive Machines Board and standing committees. The New Intuitive Machines Board will have a standing audit committee, compensation committee and nominating and corporate governance committee, each of which will operate under a written charter.

In addition, from time to time, special committees may be established under the direction of the New Intuitive Machines Board when the New Intuitive Machines Board deems it necessary or advisable to address specific issues. Copies of New Intuitive Machines’ committee charters will be posted on New Intuitive Machines’ website,             , as required by applicable SEC and Nasdaq rules. The information contained on, or that may be accessed through, Inflection Point’s, Intuitive Machines’ and New Intuitive Machines’ website is not part of, and is not incorporated into, this proxy statement/prospectus or the registration statement of which it forms a part.

Audit Committee

New Intuitive Machines’ audit committee will be responsible for, among other things:

•        overseeing our accounting and financial reporting process;

•        appointing, compensating, retaining and overseeing the work of our independent registered public accounting firm and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for us;

•        discussing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

•        pre-approving all audit and non-audit services provided to us by our independent registered public accounting firm (other than those provided pursuant to appropriate preapproval policies established by the audit committee or exempt from such requirement under the rules of the SEC);

•        reviewing and discussing our annual and quarterly financial statements with management and our independent registered public accounting firm;

•        discussing our risk management policies;

•        reviewing and approving or ratifying any related person transactions;

•        establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•        preparing the audit committee report required by SEC rules.

Our audit committee is expected to consist of             , with              serving as chair. All members of our audit committee will meet the requirements for financial literacy under the applicable Nasdaq rules and regulations. The New Intuitive Machines Board expects to affirmatively determine that each member of the audit committee qualifies as “independent” under Nasdaq’s additional standards applicable to audit committee members and Rule 10A-3 of the Exchange Act applicable audit committee members. In addition, the New Intuitive Machines Board expects to determine that              qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K.

Compensation Committee

New Intuitive Machines’ compensation committee will be responsible for, among other things:

•        reviewing and approving corporate goals and objectives with respect to the compensation of our Chief Executive Officer, evaluating our Chief Executive Officer’s performance in light of these goals and objectives and setting our Chief Executive Officer’s compensation;

•        reviewing and setting or making recommendations to the New Intuitive Machines Board regarding the compensation of our other executive officers;

•        reviewing and making recommendations to the New Intuitive Machines Board regarding director compensation;

•        reviewing and approving or making recommendations to the New Intuitive Machines Board regarding our incentive compensation and equity-based plans and arrangements;

•        appointing and overseeing any compensation consultants;

•        reviewing and discussing annually with management our “Compensation Discussion and Analysis,” to the extent required; and

•        preparing the annual compensation committee report required by SEC rules, to the extent required.

Our compensation committee is expected to consist of             , with              serving as chair. The New Intuitive Machines Board expects to determine that              qualifies as “independent” under Nasdaq’s additional standards applicable to compensation committee members and each member of the compensation committee is a “non-employee director” as defined in Section 16b-3 of the Exchange Act.

Nominating and Corporate Governance Committee

New Intuitive Machines’ nominating and corporate governance committee will be responsible for, among other things:

•        identifying individuals qualified to become members of the New Intuitive Machines Board and ensure the New Intuitive Machines Board has the requisite expertise and consists of persons with sufficiently diverse and independent backgrounds;

•        recommending to the New Intuitive Machines Board the persons to be nominated for election as directors and to each committee of the New Intuitive Machines Board;

•        developing and recommending to the New Intuitive Machines Board corporate governance guidelines, and reviewing and recommending to the New Intuitive Machines Board proposed changes to our corporate governance guidelines from time to time; and

•        overseeing the annual evaluations of the New Intuitive Machines Board, its committees and management.

Our nominating and corporate governance committee is expected to consist of             , with              serving as chair. The New Intuitive Machines Board expects to determine that the members of our nominating and corporate governance committee do not qualify as “independent” under Nasdaq rules applicable to nominating and corporate governance committee members.

The New Intuitive Machines Board may from time to time establish other committees.

Code of Ethics

In connection with Closing, New Intuitive Machines will adopt a code of ethics that applies to all of our executive officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics will be available on our website,             .

New Intuitive Machines intends to make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website rather than by filing a Current Report on Form 8-K.

Compensation Committee Interlocks and Insider Participation

No anticipated member of the compensation committee was at any time during fiscal year 2021, or at any other time, one of our officers or employees. None of our executive officers has served as a director or member of a compensation committee (or other committee serving an equivalent function) of any entity, one of whose executive officers served as a director of our board of directors or member of our compensation committee.

SECURITIES ACT RESTRICTIONS ON RESALE OF NEW INTUITIVE MACHINES’ SECURITIES

Pursuant to Rule 144 under the Securities Act (“Rule 144”) and subject to the requirements set forth under “— Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies”, a Person who has beneficially owned restricted New Intuitive Machines Common Stock or New Intuitive Machines Warrants for at least six months would be entitled to sell their securities, provided that (a) such Person is not deemed to have been an affiliate of New Intuitive Machines at the time of, or at any time during the three months preceding, a sale and (b) New Intuitive Machines is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as New Intuitive Machines was required to file reports) preceding the sale.

Persons who have beneficially owned restricted New Intuitive Machines Common Stock or New Intuitive Machines Warrants for at least six months but who are affiliates of New Intuitive Machines at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of New Intuitive Machines Class A Common Stock then outstanding; or

•        the average weekly reported trading volume of the New Intuitive Machines Class A Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of New Intuitive Machines under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about New Intuitive Machines.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding twelve months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•        at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, the Sponsor will be able to sell its Founder Shares pursuant to Rule 144 without registration one year after the Closing.

Inflection Point anticipates that following the Closing, New Intuitive Machines will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

Registration Rights

See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — A&R Registration Rights Agreement.”

STOCKHOLDER PROPOSALS AND NOMINATIONS

Stockholder Proposals

The Proposed Bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. The Proposed Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (a) specified in the notice of such meeting (or any supplement or amendment thereto) given by or at the direction of the New Intuitive Machines Board or any authorized committee of the New Intuitive Machines Board, (b) otherwise properly brought before such meeting by or at the direction of the New Intuitive Machines Board or the chairperson of the New Intuitive Machines Board, or (c) otherwise properly brought before such meeting by a stockholder present in person who (A) (1) was a record owner of New Intuitive Machines Common Stock at the time of giving the notice, (2) is entitled to vote at such meeting, and (3) has complied with notice procedures specified in the Proposed Bylaws in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act. To be timely for the New Intuitive Machines’ annual meeting of stockholders, a stockholder’s notice must be delivered to New Intuitive Machines’ secretary at New Intuitive Machines’ principal executive offices:

•        not later than the 90th day; and

•        not earlier than the 120th day,

prior to the first anniversary of the preceding year’s annual meeting.

In the event that no annual meeting was held in the previous year or New Intuitive Machines holds its annual meeting of stockholders more than 30 days before or more than 70 days after the one-year anniversary of a preceding year’s annual meeting, to be timely, notice of a stockholder proposal must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the 90th day prior to such annual meeting or, the 10th day following the day on which public disclosure of the date of such annual meeting was first made.

We currently anticipate the 2024 annual meeting of stockholders of New Intuitive Machines will be held on            , 2024. Notice of a nomination or proposal must be delivered to New Intuitive Machines no later than the 10th day following the earlier of the day on which such notice of the date of such meeting was mailed and the day the public disclosure of the date of the 2024 annual meeting is made. Nominations and proposals also must satisfy other requirements set forth in the Proposed Bylaws.

Under Rule 14a-8 of the Exchange Act, a stockholder proposal (other than nominations) to be included in the proxy statement and proxy card for the 2024 annual meeting pursuant to Rule 14a-8 must be received at New Intuitive Machines’ principal office at a reasonable time before New Intuitive Machines begins to print and send its proxy materials and must comply with Rule 14a-8.

A stockholder will update and supplement its notice to New Intuitive Machines’ secretary, if necessary, so that the information provided or required to be provided in such notice as described above will be true and correct as of the record date for notice of the annual meeting and as of the date that is 15 business days prior to the annual meeting or any adjournment or postponement thereof, and such update and supplement will be delivered to, or mailed and received by, New Intuitive Machines’ secretary not later than 5 days after the record date for notice of the annual meeting (in the case of the update and supplement required to be made as of such record date), and not later than 10 days prior to the date for the annual meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the annual meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 15 business days prior to the annual meeting or any adjournment or postponement thereof).

Stockholder Director Nominees

The Proposed Bylaws permit stockholders to nominate directors for election at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) of stockholders, subject to the provisions of the Proposed Certificate of Incorporation. To nominate a director, the stockholder must provide the information required by the Proposed Bylaws. In addition, the stockholder must give timely notice to New Intuitive Machines’ secretary in accordance with the Proposed Bylaws, which, in general, require that the notice be received by New Intuitive Machines’ secretary within the time periods described above under the section of this proxy statement/prospectus entitled “— Stockholder Proposals”.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with the Inflection Point Board, any committee chairperson or the non-management directors as a group by writing to the Inflection Point Board or committee chairperson in care of Inflection Point Acquisition Corp., 34 East 51st Street, 5th Floor, New York, New York 10022. Following the Closing, such communications should be sent to Intuitive Machines, Inc. at 3700 Bay Area Blvd, Houston, TX 77058. Each communication will be forwarded, depending on the subject matter, to the Inflection Point Board, the appropriate committee chairperson or all non-management directors. Because other appropriate avenues of communication exist for matters that are not of shareholder interest, such as general business complaints or employee grievances, communications that do not relate to matters of stockholder interest are not forwarded to the Inflection Point Board.

LEGAL MATTERS

White & Case LLP will pass upon the validity of the securities of New Intuitive Machines to be issued in connection with the Domestication.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the Inflection Point Board does not know of any matters that will be presented for consideration at the extraordinary general meeting other than as described in this proxy statement/prospectus. If any other matters properly come before the extraordinary general meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters.

EXPERTS

The financial statements of Inflection Point Acquisition Corp., as of December 31, 2021 and for the period from January 27, 2021 (inception) through December 31, 2021, included in this proxy statement/prospectus have been audited by Marcum LLP, independent registered public accounting firm, as stated in their report, which includes an explanatory paragraph as to Inflection Point Acquisition Corp.’s ability to continue as a going concern described in Note 1 to the financial statements, thereon appearing elsewhere in this proxy statement/prospectus, and are included in reliance on such report given on the authority of said firm as experts in accounting and auditing.

The audited financial statements of Intuitive Machines, LLC as of December 31, 2021 and 2020, included in this proxy statement/prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, Inflection Point and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of this proxy statement/prospectus. Upon written or oral request, Inflection Point will deliver a separate copy of this proxy statement/prospectus to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such document. Shareholders receiving multiple copies of such documents may likewise request that Inflection Point deliver single copies of such documents in the future. Shareholders receiving multiple copies of such documents may request that Inflection Point deliver single copies of such document in the future. Shareholders may notify Inflection Point of their requests by calling or writing Inflection Point at its principal executive offices at 34 East 51st Street, 5th Floor, New York, New York 10022 or (212) 319-1309.

ENFORCEABILITY OF CIVIL LIABILITY

Inflection Point is a Cayman Islands exempted company. If Inflection Point does not change its jurisdiction of incorporation from the Cayman Islands to Delaware by effecting the Domestication, you may have difficulty serving legal process within the United States upon Inflection Point. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against Inflection Point in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, Inflection Point may be served with process in the United States with respect to actions against Inflection Point arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of Inflection Point’s securities by serving Inflection Point’s U.S. agent irrevocably appointed for that purpose.

WHERE YOU CAN FIND MORE INFORMATION

Inflection Point has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

Inflection Point files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on Inflection Point at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other Annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

All information contained in this proxy statement/prospectus relating to Inflection Point has been supplied by Inflection Point, and all such information relating to Intuitive Machines has been supplied by Intuitive Machines, respectively. Information provided by one another does not constitute any representation, estimate or projection of the other.

This document is a proxy statement/prospectus of Inflection Point for the extraordinary general meeting. Inflection Point has not authorized anyone to give any information or make any representation about the Business Combination, Inflection Point or Intuitive Machines that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date hereof unless the information specifically indicates that another date applies.

If you would like additional copies of this proxy statement/prospectus, or if you have questions about the business combination, you should contact via phone or in writing:

Inflection Point Acquisition Corp.
34 East 51st Street, 5th Floor
New York, NY 10022
(212) 319-1309

You may also obtain these documents by requesting them in writing or by telephone from Inflection Point’s proxy solicitation agent at the following address and telephone number:

Morrow Sodali LLC
333 Ludlow Street, 5th Floor, South Tower
Stamford, CT 06902
Telephone: (800) 662-5200
(Banks and brokers can call: (203) 658-9400)
Email: IPAX.info@investor.morrowsodali.com

If you are a shareholder of Inflection Point and would like to request documents, please do so no later than five business days before the extraordinary general meeting in order to receive them before the extraordinary general meeting. If you request any documents from Inflection Point, Inflection Point will mail them to you by first class mail, or another equally prompt means. Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other Annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

INDEX TO FINANCIAL STATEMENTS

Inflection Point Acquisition Corp. Financial Statements

Page
Audited Financial Statements:
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet as of December 31, 2021	F-3
Statement of Operations for the period from January 27, 2021 through December 31, 2021	F-4
Statement of Changes in Shareholder’s Equity for the period from January 27, 2021 through December 31, 2021	F-5
Statement of Cash Flows for the period from January 27, 2021 through December 31, 2021	F-6
Notes to Financial Statements	F-7

Unaudited Financial Statements:
Condensed Balance Sheet as of September 30, 2022 (Unaudited) and December 31, 2021	F-22

Unaudited Condensed Statements of Operations for the three and nine months ended September 30, 2022, for the three months ended September 30, 2021 and for the period from January 27, 2021 (Inception) through September 30, 2021

F-23

Unaudited Condensed Statement of Changes in Shareholders’ Equity for the three and nine months ended September 30, 2022, for the three months ended September 30, 2021 and for the period from January 27, 2021 (Inception) through September 30, 2021

F-24
Unaudited Condensed Statement of Cash Flows for the nine months ended September 30, 2022 and for the period from January 27, 2021 (Inception) through September 30, 2021	F-25
Notes to Unaudited Condensed Financial Statements	F-26

Intuitive Machines Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Inflection Point Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Inflection Point Acquisition Corp. (the “Company”) as of December 31, 2021, the related statements of operations, changes in shareholders’ equity and cash flows for the period from January 27, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period from January 27, 2021 (inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company’s business plan is dependent on the completion of a business combination and the Company’s cash and working capital as of December 31, 2021 are not sufficient to complete its planned activities for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2021.

New York, NY

April 14, 2022

INFLECTION POINT ACQUISITION CORP.
BALANCE SHEET

December 31, 2021
Assets:
Cash	$359,610
Prepaid expenses	475,532
Total current assets	835,142
Prepaid expenses – noncurrent portion	326,032
Marketable Securities held in Trust Account	329,755,798
Total assets	$330,916,972

Liabilities and Shareholders’ Equity
Accrued offering costs and expenses	$218,421
Due to related party	1,032
Total current liabilities	219,453
Deferred underwriting fee	11,541,250
Total liabilities	11,760,703

Commitments and Contingencies (Note 6)
Class A ordinary share subject to possible redemption, 31,588,011 shares at redemption value	315,880,110

Shareholders’ Equity:
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 1,386,989 shares issued and outstanding, excluding 31,588,011 shares subject to possible redemption	139
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 8,243,750 shares issued and outstanding	825
Additional paid-in capital	3,590,706
Accumulated deficit	(315,511)
Total shareholders’ equity	3,276,159
Total Liabilities and Shareholders’ Equity	$330,916,972

The accompanying notes are an integral part of these financial statements.

INFLECTION POINT ACQUISITION CORP.
STATEMENT OF OPERATIONS

For the period from January 27, 2021 (inception) through December 31, 2021
Formation and operating costs	$491,341
Loss from operations	(491,341)

Other income
Change in fair value of over-allotment	193,471
Issuance cost of over-allotment	(23,439)
Interest income	5,798
Total other income	175,830

Net loss	$(315,511)

Basic and diluted weighted average shares outstanding of Class A ordinary shares	9,322,714
Basic and diluted net loss per share, Class A ordinary shares	$(0.02)
Basic and diluted weighted average shares outstanding of Class B ordinary shares	7,485,546
Basic and diluted net loss per share, Class B ordinary shares	$(0.02)

The accompanying notes are an integral part of these financial statements.

INFLECTION POINT ACQUISITION CORP.
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE PERIOD FROM JANUARY 27, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance as of January 27, 2021 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary shares to initial shareholders	—	—	8,625,000	863	24,137	—	25,000
Sale of 6,845,000 Private Placement Warrants, net of offering costs	—	—	—	—	6,831,701	—	6,831,701
Capital contribution for sale of Class B shares to Anchor Investors	—	—	—	—	9,680,125	—	9,680,125
Sale of 1,386,989 Units not subject to redemption, net of underwriter discount and offering costs	1,386,989	139	—	—	12,756,833	—	12,756,972
Allocated discount and offering costs	—	—	—	—	11,025,229	—	11,025,229
Forfeiture of 381,250 Class B founder shares	—	—	(381,250)	(38)	38	—	—
Remeasurement of exercised over-allotment option	—	—	—	—	87,830	—	87,830
Remeasurement of Class A ordinary shares subject to redemption	—	—	—	—	(36,815,188)	—	(36,815,188)
Net loss	—	—	—	—	—	(315,511)	(315,511)
Balance as of December 31, 2021	1,386,989	$139	8,243,750	$825	$3,590,706	$(315,511)	$3,276,159

The accompanying notes are an integral part of these financial statements

INFLECTION POINT ACQUISITION CORP.
STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 27, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021

Cash flows from operating activities:
Net loss	$(315,511)
Adjustments to reconcile net loss to net cash provided by operating activities:
Formation cost paid by Sponsor in exchange of issuance of Class B ordinary shares	11,388
Operating expense paid by promissory note – related party	8,500
Change in fair value of over-allotment	(193,471)
Issuance cost of over-allotment	23,439
Interest earned on marketable securities held in trust account	(5,798)
Changes in current assets and liabilities:
Prepaid assets	(475,532)
Other assets	(326,032)
Due to related party	1,032
Accrued offering costs and expenses	67,421
Net cash used in operating activities	(1,204,564)

Cash flows from investing activities:
Investment of cash in Trust Account	(329,750,000)
Net cash used in investing activities	(329,750,000)

Cash flows from financing activities:
Proceeds from issuance of Private Placement Warrants	6,845,000
Proceeds from sale of Units, net of underwriting discount	325,155,000
Payment of promissory note – related party	(188,805)
Payment of offering costs	(497,021)
Net cash provided by financing activities	331,314,174

Net change in cash	359,610
Cash, beginning of the period	—
Cash, end of the period	$359,610

Supplemental disclosure of non-cash financing activities:
Offering costs paid by Sponsor in exchange for issuance of Class B ordinary shares	$13,612
Offering costs paid by promissory note – related party	$180,305
Capital contribution for excess fair value of Class B shares sold by the Sponsor to Anchor Investors determined to be offering cost	$9,680,125
Deferred underwriting commissions payable charged to additional paid in capital	$11,541,250

Remeasurement of Class A ordinary shares subject to possible redemption	$36,815,188
Accrued offering costs	$151,000

The accompanying notes are an integral part of these financial statements.

INFLECTION POINT ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 1 — Organization, Business Operations and Going Concern

Inflection Point Acquisition Corp. (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on January 27, 2021. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

As of December 31, 2021, the Company had not commenced any operations. All activity for the period from January 27, 2021 (inception) through December 31, 2021 relates to the Company’s formation and the Initial Public Offering (the “IPO”) which is described below, and, subsequent to the IPO, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO.

The Company’s sponsor is Inflection Point Holdings LLC, a Cayman Islands limited liability company (the “Sponsor”). The registration statement for the Company’s IPO was declared effective on September 21, 2021 (the “Effective Date”). On September 24, 2021, the Company consummated the IPO of 30,000,000 units at $10.00 per unit (the “Units”), which is discussed in Note 3. Each Unit consists of one Class A ordinary share (the “Class A ordinary shares” or “Public Shares”) of the Company, par value $0.0001, and one-half of one redeemable warrant (the “Public Warrants”) of the Company, with each then issued and outstanding whole warrant entitling the holder to purchase one Class A ordinary share for $11.50 per share, subject to adjustment. The underwriters had a 45-day option from the Effective Date to purchase up to an additional 4,500,000 Units to cover over-allotments, if any. On October 29, 2021, the underwriters partially exercised the over-allotment option (the “Over-Allotment” and together with the IPO, the “Public Offering”) and purchased an additional 2,975,000 Units (the “Over-Allotment Units”), generating additional gross proceeds of $29,750,000, and forfeited their option to purchase the remaining 1,525,000 Units.

Simultaneously with the closing of the IPO, the Company consummated the private placement (the “Private Placement”) of 6,250,000 warrants (each an “IPO Private Placement Warrant”) to the Sponsor, each exercisable to purchase one Class A ordinary share at $11.50 per share, at a price of $1.00 per IPO Private Placement Warrant, generating gross proceeds to the Company of $6,250,000, which is described in Note 4. On October 29, 2021, simultaneously with the sale of the Over-Allotment Units, the Sponsor purchased an additional 595,000 warrants in a private placement (the “Over-Allotment Private Placement Warrants” and together with the IPO Private Placement Warrants, the “Private Placement Warrants”), generating aggregate gross proceeds to the Company of $595,000.

An aggregate of 12 qualified institutional buyers (“Anchor Investors”) expressed an interest to purchase an aggregate of approximately $322.3 million of the Units sold in the IPO. None of the Anchor Investors expressed an interest in purchasing more than 9.9% of the Units sold in the IPO. The Anchor Investors were allocated and purchased a total of 29,540,000 Units or 98.5% of the Units sold in the IPO. One of the Anchor Investors, Kingstown 1740 Fund, LP, is an affiliate of the Sponsor, and was allocated and purchased 2,900,000 Units sold in the IPO.

In addition, subject to each Anchor Investor purchasing 100% of the Units allocated to it, in connection with the closing of the IPO, the Sponsor sold membership interests reflecting an allocation of Class B ordinary shares, par value $0.0001 per share (the “Founder Shares”) to each Anchor Investor, or an aggregate of 1,625,000 Founder Shares to all Anchor Investors (see Note 6). The Company estimated the aggregate fair value of these Founder Shares attributable to Anchor Investors to be approximately $9.68 million, or $5.96 per share. The excess of the fair value of the Founder Shares was determined to be an offering cost in accordance with Staff Accounting Bulletin Topic 5A. Upon the completion of the IPO, offering costs allocated (1) to the Public Shares not subject to possible redemption and the Public Warrants were charged to additional paid-in capital; (2) to the Public Shares subject to redemption were charged to temporary equity; and (3) to the over-allotment option were charged to expense.

As of December 31, 2021, transaction costs amounted to $26,658,313 consisting of $4,595,000 of underwriting commissions, $11,541,250 of deferred underwriting commissions, $9,680,125 excess fair value of Founder shares (see Note 5), and $841,938 of other offering costs, with $23,439 included in the statement of operations as an allocation for

INFLECTION POINT ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 1 — Organization, Business Operations and Going Concern (cont.)

the over-allotment option, $24,538,134 included in temporary equity as an allocation for the Class A ordinary shares subject to redemption, and $2,096,740 included in additional paid-in capital as an allocation for the Class A ordinary shares not subject to redemption, the Public Warrants and the Private Placement Warrants.

Following the closing of the IPO on September 24, 2021, $300,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Warrants was deposited into a trust account (the “Trust Account”). Following the closing of the Over-Allotment on October 29, 2021, an additional $29,750,000 ($10.00 per Over-Allotment Unit) from the net proceeds from the sale of the Over-Allotment Units in the Over-Allotment and the sale of the Over-Allotment Private Placement Warrants was deposited into the Trust Account. The proceeds deposited in the Trust Account will be invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay taxes, if any, the proceeds from the Public Offering and the sale of the Private Placement Warrants will not be released from the Trust Account until the earliest of (i) the completion of initial business combination, (ii) the redemption of the Company’s Public Shares if the Company is unable to complete the initial Business Combination within 24 months from the closing of the IPO, subject to applicable law, or (iii) the redemption of the Company’s Public Shares properly submitted in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association to (A) modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of its Public Shares if the Company has not consummated an initial Business Combination within 24 months from the closing of the IPO or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public shareholders.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Public Offering and the Private Placement Warrants, although substantially all of the net proceeds are intended to be generally applied toward consummating a Business Combination (less deferred underwriting commissions). The Company’s Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the value of the Trust Account (excluding the amount of any deferred underwriting discount held in trust and taxes payable on the income earned on the Trust Account). However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide shareholders (the “Public Shareholders”) of Public Shares, with the opportunity to redeem all or a portion of their Public Shares upon the completion of the initial Business Combination either (i) in connection with a general meeting called to approve the initial Business Combination or (ii) without a shareholder vote by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a proposed Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then on deposit in the Trust Account (initially $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes).

The Company will have 24 months from the closing of the IPO to complete the initial Business Combination (the “Combination Period”). However, if the Company is unable to complete the initial Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less tax payable and up to $100,000 of interest to pay dissolution expenses) divided

INFLECTION POINT ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 1 — Organization, Business Operations and Going Concern (cont.)

by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to the Company’s obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

The Sponsor, officers and directors have agreed to (i) waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of the initial Business Combination, (ii) waive their redemption rights with respect to their Founder Shares and Public Shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated memorandum and articles of association (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of its Public Shares if the Company has not consummated an initial Business Combination within 24 months from the closing of the IPO or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, (iii) waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if the Company fails to complete the initial Business Combination within 24 months from the closing of the IPO, although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if the Company fail to complete the initial Business Combination within the prescribed time frame, and (iv) vote any Founder Shares held by them and any Public Shares purchased during or after the IPO (including in open market and privately-negotiated transactions) in favor of the initial Business Combination. None of our Sponsor, directors or officers received separate consideration for their waiver of redemption rights.

The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that the Sponsor would be able to satisfy those obligations. None of the Company’s officers or directors will indemnify the Company for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Going Concern

As of December 31, 2021, the Company had approximately $0.36 million in its operating bank account, and working capital of approximately $0.62 million. On September 30, 2021, the Sponsor agreed to provide the Company with loans in such amounts as may be required by the Company to fund the Company’s working capital requirements up to an aggregate of $250,000. In addition, in order to finance transaction costs in connection with a Business Combination, the Company’s Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans, as defined below (see Note 5). As of December 31, 2021, there were no amounts outstanding under any Working Capital Loans.

Based on the foregoing, it is possible that the $0.36 million in cash held outside the trust account might not be sufficient to allow the Company to operate for at least 12 months from the issuance of these financial statements, assuming that a business combination is not consummated during that time. Until consummation of its business combination,

INFLECTION POINT ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 1 — Organization, Business Operations and Going Concern (cont.)

the Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

The Company can raise additional capital through Working Capital Loans from the Sponsor, certain of the Company’s officers and directors, or through loans from third parties. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of its business plan, and reducing overhead expenses. The Company cannot provide assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time, which is considered to be one year from the issuance date of these financial statements.

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the Company’s financial position, results of operations, and cash flows.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

INFLECTION POINT ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 2 — Significant Accounting Policies (cont.)

Use of Estimates

The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgement. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2021.

Marketable Securities Held in Trust Account

At December 31, 2021, substantially all of the assets held in the Trust Account were held in money market funds which invest in U.S. Treasury securities.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times, may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on this account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature. See Note 8 for further discussion of the fair values of the Company’s assets and liabilities.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. Derivative instruments are initially recorded at fair value on the grant date and re-valued at each reporting date, with changes in the fair value reported in the statements of operations. Derivative assets and liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The Company’s has analyzed the Public Warrants and Private Placement Warrants and determined they meet all of the requirements for equity classification under ASC 815 (see Note 3 and 4).

INFLECTION POINT ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 2 — Significant Accounting Policies (cont.)

The Company granted the underwriters a 45-day option at the IPO date to purchase up to 4,500,000 additional Units to cover over-allotments. The over-allotment option was evaluated under ASC 480 “Distinguishing Liabilities from Equity” and is considered to be a freestanding financial instrument and meets the definition of a liability under ASC 480. The determination was based on the understanding that the over-allotment option may be exercised subsequent to the transfer of the securities from the underwriters to the investors. The over-allotment option liability is measured at fair value at inception and subsequently until it is exercised or expires, with changes in fair value presented in the statement of operations (See Note 9).

Net Loss Per Ordinary Share

We comply with accounting and disclosure requirements of ASC Topic 260, “Earnings Per Share.” Our statement of operations include a presentation of income per share for ordinary shares subject to possible redemption in a manner similar to the two-class method of income per share. The remeasurement associated with the redeemable Class A ordinary shares is excluded from net loss per ordinary share as the redemption value approximates fair value. The Company has two classes of shares, Class A ordinary shares and Class B ordinary shares. Earnings and losses are shared pro rata between the two classes of shares. The Company has not considered the effect of the warrants sold in the IPO, the Over-Allotment, the Private Placement and the Over-Allotment Private Placement to purchase an aggregate of 23,332,500 of the Company’s Class A ordinary shares in the calculation of diluted income per share, since their exercise is contingent upon the future consummation of a business combination which cannot be assured. As a result, diluted net loss per ordinary share is the same as basic net loss per ordinary share for the periods. The table below presents a reconciliation of the numerator and denominator used to compute basic and diluted net loss per share for each class of ordinary shares.
	For the period from January 27, 2021 (inception) through December 31, 2021
	Class A	Class B
Basic and diluted net loss per share:
Numerator:
Allocation of net loss	$(174,998)	$(140,513)
Denominator:
Basic and diluted weighted-average shares outstanding	9,322,714	7,485,546
Basic and diluted net loss per share	$(0.02)	$(0.02)

Offering Costs associated with the Initial Public Offering

The Company complies with the requirements of the ASC 340-10-S99-1. Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the IPO that were directly related to the Public Offering. For the period ended December 31, 2021, Offering costs amounted to $26,658,313, consisting of $4,595,000 of underwriting commissions, $11,541,250 of deferred underwriting commissions, $9,680,125 of excess fair value of founder shares (see Note 5), and $841,938 of other offering costs, with $23,439 included in the statement of operations as an allocation for the over-allotment option, $24,538,134 included in temporary equity as an allocation for the Class A ordinary shares subject to redemption, and $2,096,740 included in additional paid-in capital as an allocation for the Class A ordinary shares not subject to redemption, the Public Warrants and the Private Placement Warrants .

Ordinary Shares Subject to Possible Redemption

31,588,011 shares of the Class A ordinary shares sold as part of the Units in the IPO contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a shareholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s amended and restated memorandum and articles of association. In accordance with SEC and its staff’s

INFLECTION POINT ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 2 — Significant Accounting Policies (cont.)

guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require ordinary shares subject to redemption to be classified outside of permanent equity.

The Class A ordinary shares are subject to SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company recognizes changes in redemption value immediately as they occur. Immediately upon the closing of the IPO, the Company recognized the remeasurement from initial book value to redemption amount value. The change in the carrying value of redeemable ordinary shares resulted in charges against additional paid-in capital.

Related Party Redemption Waiver Agreement

In September 2021, the Company entered into a redemption waiver agreement with one of its anchor investors, Kingstown 1740 Fund, LP, whereby Kingstown 1740 Fund, LP agreed to waive its redemption rights on 1,386,989 Class A ordinary shares (the “Non-Redemption Shares”) it held, and these ordinary shares are classified as shareholders’ equity. This redemption waiver covered only such number of shares as was necessary in order for Inflection Point to have shareholders’ equity of at least $5,000,001 on the pricing date of the Public Offering. No consideration was provided to Kingstown 1740 Fund, LP for the waiver.

As of December 31, 2021, the Class A ordinary shares subject to possible redemption reflected on the balance sheet are reconciled in the following table:
Gross proceeds from IPO and partial exercise of over-allotment option	$329,750,000
Less: proceeds from shares not subject to redemption	(13,869,890)

Less:
Proceeds allocated to public warrants	(11,995,753)
Over-allotment liability	(281,301)
Ordinary share issuance costs	(24,538,134)
Plus:
Remeasurement of carrying value to redemption value	36,815,188
Class A ordinary shares subject to redemption	$315,880,110

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2021,

INFLECTION POINT ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 2 — Significant Accounting Policies (cont.)

there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States.

Recent Accounting Pronouncements

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023 for emerging growth companies and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statement.

Note 3 — Initial Public Offering

On September 24, 2021, the Company sold 30,000,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one Class A ordinary share and one-half of one redeemable Public Warrant. Each whole Public Warrant will entitle the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 7). Each Public Warrant will become exercisable 30 days after the completion of the initial Business Combination and will expire five years after the completion of the initial Business Combination, or earlier upon redemption or liquidation.

One of the Anchor Investors, Kingstown 1740 Fund, LP, an affiliate of the Sponsor, was allocated and purchased 2,900,000 Units sold in the IPO.

The underwriters had a 45-day option from the Effective Date to purchase up to an additional 4,500,000 Units to cover over-allotments. On October 29, 2021, the underwriters partially exercised the over-allotment option and purchased an additional 2,975,000 Over-Allotment Units, generating aggregate gross proceeds of $29,750,000, and forfeited their option to purchase the remaining 1,525,000 Units (see Note 8).

The Company paid an underwriting fee at the closing of the IPO of $4,000,000. As of December 31, 2021, an additional fee of $10,500,000 (see Note 6) was deferred and will become payable upon the Company’s completion of an initial Business Combination. Under the Underwriting Agreement entered into in connection with the IPO, the deferred fee will become payable to Citigroup Global Markets Inc. from the amounts held in the Trust Account.

The Company paid an underwriting fee at the closing of the Over-Allotment of $595,000. As a result of the Over-Allotment, an additional fee of $1,041,250 (see Note 6) was deferred and will become payable upon the Company’s completion of an initial Business Combination. Under the Underwriting Agreement entered into in connection with the IPO, the deferred fee will become payable to Citigroup Global Markets Inc. from the amounts held in the Trust Account.

INFLECTION POINT ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 3 — Initial Public Offering (cont.)

Warrants — As of December 31, 2021, there were 16,487,500 Public Warrants and 6,845,000 Private Placement Warrants outstanding. The Company evaluated the terms of the warrants and determined the warrants meet the criteria in ASC 815, “Derivatives and Hedging”, to be classified in shareholders equity upon issuance. Each then issued and outstanding whole warrant will entitle the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment as discussed herein. The warrants will become exercisable 30 days after the completion of its initial Business Combination, and will expire five years after the completion of the Company’s initial Business Combination at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Private Placement Warrants are identical to the Public Warrants included in the units sold in the IPO except that the Private Placement Warrants may not (including the Class A ordinary shares issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the Company’s initial Business Combination.

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use its best efforts to file with the SEC a post-effective amendment to the registration statement for the IPO or a new registration statement covering the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the Warrant Agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Warrants When the Price per Class A Ordinary Share Equals or Exceeds $18.00

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”); and

•        if, and only if, the closing price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the warrant holders.

Additionally, if the number of outstanding Class A ordinary shares is increased by a share capitalization payable in Class A ordinary shares, or by a sub-division of ordinary shares or other similar event, then, on the effective date of such share capitalization, sub-division or similar event, the number of Class A ordinary shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding ordinary shares. A rights offering made to all or substantially all holders of ordinary shares entitling holders to purchase Class A ordinary shares at a price less than the fair market value will be deemed a share capitalization of a number of Class A ordinary shares equal to the product of (i) the number of Class A ordinary shares actually sold in such rights offering (or issuable under any

INFLECTION POINT ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 3 — Initial Public Offering (cont.)

other equity securities sold in such rights offering that are convertible into or exercisable for Class A ordinary shares) and (ii) the quotient of (x) the price per Class A ordinary share paid in such rights offering and (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A ordinary shares, in determining the price payable for Class A ordinary shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Class A ordinary shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Class A ordinary shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

Note 4 — Private Placement

Simultaneously with the closing of the IPO, the Company’s Sponsor purchased an aggregate of 6,250,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant, for an aggregate purchase price of $6,250,000. On October 29, 2021, simultaneously with the closing of the Over-Allotment, the Sponsor purchased an additional 595,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant, generating aggregate gross proceeds of $595,000.

The Private Placement Warrants are identical to the Public Warrants included in the units sold in the IPO except that the Private Placement Warrants may not (including the Class A ordinary shares issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the Company’s initial Business Combination. If the Company does not complete the initial Business Combination within 24 months from the closing of the IPO, the Private Placement Warrants will expire worthless.

Note 5 — Related Party Transactions

Founder Shares

On February 3, 2021, the Sponsor paid $25,000, or approximately $0.003 per share, to cover certain offering and formation costs in consideration for 7,187,500 Class B ordinary shares, par value $0.0001 (the “Founder Shares”). On March 5, 2021, the Company effected a 1.2 to 1 share recapitalization with respect to its Class B ordinary shares, resulting in the Sponsor holding an aggregate of 8,625,000 Founder Shares. Up to 1,125,000 Founder Shares were subject to forfeiture by the Sponsor depending on the extent to which the underwriters’ over-allotment option was exercised. On October 29, 2021, as a result of the partial exercise of the over-allotment option, the Sponsor forfeited 381,250 of these Founder Shares and the remaining Founder Shares are no longer subject to forfeiture (see Note 8).

The Sponsor and the Company’s officers and directors have agreed not to transfer, assign or sell any of their Founder Shares and any Class A ordinary shares issuable upon conversion thereof until the earlier to occur of: (i) one year after the completion of the initial Business Combination, or (ii) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction after the initial Business Combination that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property; except to certain permitted transferees and under certain circumstances (the “lock-up”). Notwithstanding the foregoing, if (1) the closing price of Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (2) if the Company consummates a transaction after the initial Business Combination which results in the Company’s shareholders having the right to exchange their shares for cash, securities or other property, the Founder Shares will be released from the lock-up.

In addition, subject to each Anchor Investor purchasing 100% of the Units allocated to it, in connection with the closing of the IPO, the Sponsor sold membership interests reflecting an allocation of an aggregate of 1,625,000 Founder Shares to the Anchor Investors collectively. The Company estimated the aggregate fair value of these Founder Shares attributable to Anchor Investors to be approximately $9.68 million, or $5.96 per share. The excess of the fair value of

INFLECTION POINT ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 5 — Related Party Transactions (cont.)

the Founder Shares was determined to be an offering cost in accordance with Staff Accounting Bulletin Topic 5A. Upon the completion of the IPO, offering costs allocated (1) to the Public Shares not subject to possible redemption and the Public Warrants were charged to additional paid-in capital; (2) to the Public Shares subject to redemption were charged to temporary equity; and (3) to the over-allotment liability were charged to expense.

Redemption Waiver Agreement

In September 2021, the Company entered into a redemption waiver agreement with one of its anchor investors, Kingstown 1740 Fund, LP, whereby Kingstown 1740 Fund, LP agreed to waive its redemption rights on 1,386,989 Class A ordinary shares (the “Non-Redemption Shares”) it held, and these ordinary shares are classified as shareholders’ equity. No consideration was provided to Kingstown 1740 Fund, LP for the waiver.

Promissory Note — Related Party

On February 2, 2021, the Sponsor agreed to loan the Company up to $300,000 to be used for a portion of the expenses of the IPO. These loans are non-interest bearing, unsecured and are due at the earlier of December 31, 2021 or the closing of the IPO. As of September 24, 2021, the Company had borrowed $188,805 under the promissory note, which was fully repaid by September 30, 2021. On September 30, 2021, the Sponsor agreed to provide the Company with loans in such amounts as may be required by the Company to fund the Company’s working capital requirements up to an aggregate of $250,000, and no amounts have been drawn upon this loan commitment.

Working Capital Loans

In addition, in order to finance transaction costs in connection with an intended Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”) on a non-interest basis. If the Company completes the initial Business Combination, the Company would repay the working capital loans. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the working capital loans but no proceeds from the Trust Account would be used to repay the working capital loans. Up to $1,500,000 of such working capital loans may be convertible into Private Placement Warrants of the post business combination entity at a price of $1.00 per Private Placement Warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants. At December 31, 2021, no such working capital loans were outstanding.

Administrative Service Fee

On September 21, 2021, the Company entered into an Administrative Services Agreement with Kingstown Capital Management L.P., an affiliate of the Sponsor, pursuant to which it will also pay a total of $15,000 per month for office space, utilities, secretarial and administrative support services provided to members of the Company’s management team. Upon completion of the initial Business Combination or a liquidation, the Company will cease paying these monthly fees. For the period from January 27, 2021 (date of inception) through December 31, 2021, the Company recorded $48,000 of administrative service fees under the agreement, none of which was due or payable as of December 31, 2021.

Professional Service Agreement

The Company reimburses its Sponsor for services provided by one of the Sponsor’s employees who serve as the Company’s Chief of Staff (“COS”). The COS receives $12,500 per month for services rendered, commencing September 25, 2021, through the closing of our initial business combination. For the period from January 27, 2021 (date of inception) through December 31, 2021, the Company recorded $40,000 of compensation for services provided. As of December 31, 2021, there was no balance due to the COS.

INFLECTION POINT ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 5 — Related Party Transactions (cont.)

Forward Purchase Agreement

On September 21, 2021, the Company entered into a forward purchase agreement (“FPA”) pursuant to which certain affiliates of the Sponsor (“Kingstown”) agreed to purchase up to 5,000,000 forward purchase Class A ordinary shares (“Forward Purchase Shares”), for $10.00 per share, or an aggregate amount of up to $50,000,000, in a private placement that will close concurrently with the closing of the Company’s initial Business Combination, subject to approval by the Kingstown investment committee. The proceeds from the sale of these Forward Purchase Shares, together with the amounts available to the Company from the Trust Account (after giving effect to any redemptions of Public Shares) and any other equity or debt financing obtained by the Company in connection with the Business Combination, will be used to satisfy the cash requirements of the Business Combination, including funding the purchase price and paying expenses and retaining specified amounts to be used by the post-Business Combination company for working capital or other purposes. To the extent that the amounts available from the Trust Account and other financing are sufficient for such cash requirements, Kingstown may purchase less than 5,000,000 Forward Purchase Shares. In addition, Kingstown’s commitment under the FPA will be subject to approval of its investment committee prior to the closing of the Company’s initial Business Combination. Accordingly, if Kingstown’s investment committee does not give its approval, Kingstown will not be obligated to purchase the Forward Purchase Shares. Further, the Company has the right, in its sole discretion, to reduce the amount of Forward Purchase Shares that Kingstown may purchase pursuant to the FPA. Pursuant to the terms of the FPA, Kingstown will have the option to assign its commitment to one of its affiliates and up to $5,000,000 to members of the Company’s management team or Board of Directors. The Forward Purchase Shares will be identical to the Class A ordinary shares included in the Units sold in the IPO, except that they will be subject to transfer restrictions and registration rights.

The Company evaluated the FPA under ASC 480 and ASC 815-40 to determine the appropriate accounting treatment. The FPA does not meet the criteria to be classified as a liability under ASC 480. In addition, there is no net cash settlement feature and settlement will be in gross physical delivery of Class A ordinary shares; therefore, the FPA should be classified as equity. However, as the issuance of Forward Purchase Shares is contingent on several factors, including the consummation of the Initial Business Combination, approval by the Kingstown board of directors, and the Company’s discretion, the Company will record the FPA when it becomes probable that the triggering events will occur.

Note 6 — Commitments and Contingencies

Registration Rights

The holders of the (i) Founder Shares, which were issued in a private placement prior to the closing of the IPO, (ii) Forward Purchase Shares, (iii) Private Placement Warrants which were issued in private placements simultaneously with the closing of the IPO and the Over-Allotment and the Class A ordinary shares underlying such Private Placement Warrants and (iv) warrants that may be issued upon conversion of Working Capital Loans and the Class A ordinary shares underlying such warrants will have registration rights to require the Company to register a sale of any of the Company’s securities held by them and any other securities of the Company acquired by them prior to the consummation of the Company’s initial Business Combination pursuant to a registration rights agreement entered into in connection with the IPO. Pursuant to the registration rights agreement and assuming $1,500,000 of Working Capital Loans are converted into additional Private Placement Warrants, the Company will be obligated to register up to 21,588,750 Class A ordinary shares and 8,345,000 Private Placement Warrants. The number of Class A ordinary shares includes (i) 8,243,750 Class A ordinary shares to be issued upon conversion of the Founder Shares, (ii) 5,000,000 Forward Purchase Shares, (iii) 6,845,000 Class A ordinary shares underlying the Private Placement Warrants and (iv) 1,500,000 Class A ordinary shares underlying the Private Placement Warrants issuable upon conversion of Working Capital Loans. The number of warrants includes 6,845,000 Private Placement Warrants and 1,500,000 additional Private Placement Warrants issuable upon the conversion of Working Capital Loans. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s

INFLECTION POINT ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 6 — Commitments and Contingencies (cont.)

completion of its initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements. The Company evaluated the registration rights agreement in accordance with the guidance in ASC 825-20 “Registration Payment Arrangements,”, ASC 470-20 “Debt with Conversion and Other Options,” and ASC 450 “Contingencies.” The registration rights agreement does not contain liquidating damages, penalty payment, or other cash settlement provisions resulting from delays in registering the Company’s securities. As such, there are no accounting implications that arise due to the registration rights.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the Effective Date to purchase up to an additional 4,500,000 Units to cover over-allotments, if any.

On September 24, 2021, the Company paid a cash underwriting discount of 2.0% per Unit, or $4,000,000, excluding the proceeds from the purchase of an aggregate of 10,000,000 units by certain of our anchor investors. The Company paid an underwriting fee at the closing of the Over-Allotment of $595,000.

Under the Underwriting Agreement entered into in connection with the IPO, Citigroup Global Markets Inc. is entitled to a deferred underwriting discount of 3.5% of the gross proceeds of the IPO, or $11,541,250, held in the Trust Account upon the completion of the Company’s initial Business Combination subject to the terms of the Underwriting Agreement.

Note 7 — Shareholders’ Equity

Preference Shares

The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001 per share. At December 31, 2021, there were no preference shares issued or outstanding.

Class A Ordinary Shares

The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. At December 31, 2021, there were 1,386,989 Class A ordinary shares issued and outstanding, excluding 31,588,011 Class A ordinary shares subject to possible redemption.

Class B Ordinary Shares

The Company is authorized to issue 50,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders of the Class B ordinary shares are entitled to one vote for each ordinary share. At December 31, 2021, there were 8,243,750 Class B ordinary shares issued and outstanding. Of the 8,625,000 Class B ordinary shares, an aggregate of up to 1,125,000 shares were subject to forfeiture to the Company for no consideration to the extent that the underwriters’ over-allotment option was not exercised in full or in part. On October 29, 2021, as a result of the partial exercise of the over-allotment option, the Sponsor forfeited 381,250 of these shares and the remaining Class B ordinary shares are no longer subject to forfeiture.

Prior to the closing of the Company’s initial Business Combination, only holders of the Class B ordinary shares will be entitled to vote on continuing the Company in a jurisdiction outside the Cayman Islands (including any special resolution required to amend the constitutional documents of the Company or to adopt new constitutional documents of the Company, in each case, as a result of the Company approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands). On all other matters submitted to a vote of the Company’s shareholders, holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class except as required by law. Unless specified in the Company’s amended and restated memorandum and articles of association, or as required by applicable provisions of the Companies Act or applicable stock exchange rules, the affirmative vote of a majority of the Company’s ordinary shares that are voted is required to approve any such matter voted on by its shareholders.

INFLECTION POINT ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 7 — Shareholders’ Equity (cont.)

The Class B ordinary shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of the initial Business Combination on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, 20% of the total number of Class A ordinary shares outstanding after such conversion (after giving effect to any redemptions of Class A ordinary shares by Public Shareholders), including the total number of Class A ordinary shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination (including the Forward Purchase Shares), excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor, officers or directors upon conversion of Working Capital Loans; provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

Note 8 — Fair Value Measurements

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities).

The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2021, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
Description	Level	December 31, 2021
Assets:
Marketable securities held in Trust Account	1	$329,755,798

INFLECTION POINT ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 8 — Fair Value Measurements (cont.)

The over-allotment option was accounted for as a liability in accordance with ASC-480 and was presented within liabilities on the accompanying balance sheet. The over-allotment option was measured at fair value at inception and on a recurring basis until it was exercised or expired, with changes in fair value presented in the statement of operations. On October 29, 2021, the underwriters partially exercised their over-allotment option to purchase an additional 2,975,000 Units at $10.00 per Unit and forfeited the remaining over-allotment option. The over-allotment liability was eliminated upon the expiration of the unexercised option on November 8, 2021. The over-allotment option liability was valued using a Black Scholes Model.

The following table presents the quantitative information regarding Level 3 fair value measurement inputs:
	October 29, 2021	September 24, 2021
Stock Price	$10.00	$10.00
Exercise Price	$10.00	$10.00
Volatility	4.5%	4.4%
Term (years)	0.03	0.12
Dividend Yield	0.00	0.00
Risk Free Rate-Daily Treasury Yield Curve	0.08%	0.06%

The following table presents the changes in the fair value of the Level 3 over-allotment liability:
Over-allotment Option Liability
Fair value as of January 27, 2021	$—
Initial measurement on September 24, 2021	281,301
Change in fair value at October 29, 2021	(148,449)
Fair value of expired over-allotment option at November 8, 2021	(45,022)
Partial exercise of over-allotment liability at October 29, 2021	(87,830)
Fair value as of December 31, 2021	$—

Note 9 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

On March 8, 2022, the Sponsor agreed to provide the Company with loans in such amounts as may be required by the Company to fund the Company’s working capital requirements up to an aggregate of $500,000, and no amounts have been drawn upon this loan commitment.

INFLECTION POINT ACQUISITION CORP.
CONDENSED BALANCE SHEETS

	September 30, 2022	December 31, 2021
	(Unaudited)
Assets:
Cash	$19,442	$359,610
Prepaid expenses	457,847	475,532
Total current assets	477,289	835,142
Prepaid expenses – noncurrent portion	—	326,032
Marketable Securities held in Trust Account	331,742,611	329,755,798
Total assets	$332,219,900	$330,916,972

Liabilities, Redeemable Ordinary Shares and Shareholders’ Equity
Accrued offering costs and expenses	$2,237,404	$218,421
Due to related party	110,000	1,032
Working Capital Loan	125,000	—
Total current liabilities	2,472,404	219,453
Deferred underwriting fee	11,541,250	11,541,250
Total liabilities	14,013,654	11,760,703

Commitments and Contingencies (Note 7)

Class A ordinary share subject to possible redemption, 31,588,011 shares at redemption value	317,872,721	315,880,110

Shareholders’ Equity:
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 1,386,989 shares issued and outstanding (excluding 31,588,011 shares subject to possible redemption)	139	139
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 8,243,750 shares issued and outstanding	825	825
Additional paid-in capital	1,598,095	3,590,706
Accumulated deficit	(1,265,534)	(315,511)
Total Shareholders’ Equity	333,525	3,276,159
Total Liabilities, Redeemable Ordinary Shares and Shareholders’ Equity	$332,219,900	$330,916,972

The accompanying notes are an integral part of these unaudited condensed financial statements.

INFLECTION POINT ACQUISITION CORP.
UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

	For the three months ended September 30,		For the nine months ended September 30, 2022	For the period from January 27, 2021 (inception) through September 30, 2021
	2022	2021
Formation and operating costs	$2,011,943	$21,737	$2,936,836	$41,625
Loss from operations	(2,011,943)	(21,737)	(2,936,836)	(41,625)

Other income
Issuance cost of over-allotment	—	(23,439)	—	(23,439)
Interest income	1,491,055	200	1,986,813	200
Total other income	1,491,055	(23,239)	1,986,813	(23,239)

Net loss	$(520,888)	$(44,976)	$(950,023)	$(64,864)

Basic and diluted weighted average shares outstanding of Class A ordinary shares	32,975,000	2,282,609	32,975,000	850,202
Basic and diluted net loss per share, Class A ordinary shares	$(0.01)	$(0.00)	$(0.02)	$(0.01)
Basic and diluted weighted average shares outstanding of Class B ordinary shares	8,243,750	7,500,000	8,243,750	7,287,449
Basic and diluted net loss per share, Class B ordinary shares	$(0.01)	$(0.00)	$(0.02)	$(0.01)

The accompanying notes are an integral part of these unaudited condensed financial statements.

INFLECTION POINT ACQUISITION CORP.
UNAUDITED CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance as of December 31, 2021	1,386,989	$139	8,243,750	$825	$3,590,706	$(315,511)	$3,276,159
Net loss	—	—	—	—	—	(320,455)	(320,455)
Balance as of March 31, 2022	1,386,989	139	8,243,750	825	3,590,706	(635,966)	2,955,704
Net loss	—	—	—	—	—	(108,680)	(108,680)
Remeasurement of Class A ordinary shares subject to possible redemption	—	—	—	—	(501,556)	—	(501,556)
Balance as of June 30, 2022	1,386,989	139	8,243,750	825	3,089,150	(744,646)	2,345,468
Net loss	—	—	—	—	—	(520,888)	(520,888)
Remeasurement of Class A ordinary shares subject to possible redemption	—	—	—	—	(1,491,055)	—	(1,491,055)
Balance as of September 30, 2022	1,386,989	$139	8,243,750	$825	$1,598,095	$(1,265,534)	$333,525

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021 AND FOR THE PERIOD FROM
JANUARY 27, 2021 (INCEPTION) TO SEPTEMBER 30, 2021

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount	Shares(1)	Amount
Balance as of January 27, 2021 (Inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary share to initial shareholders	—	—	8,625,000	863	24,137	—	25,000
Net loss	—	—	—	—	—	(16,114)	(16,114)
Balance as of March 31, 2021	—	—	8,625,000	863	24,137	(16,114)	8,886
Net loss	—	—	—	—	—	(3,774)	(3,774)
Balance as of June 30, 2021	—	—	8,625,000	863	24,137	(19,888)	5,112
Sale of 6,845,000 Private Placement Warrants, net of offering costs			—	—	6,236,701	—	6,236,701
Capital contribution for sale of Class B shares to Anchor Investors	—	—	—	—	9,680,125	—	9,680,125
Sale of 1,386,989 Units not subject to redemption, net of underwriter discount and offering costs	1,386,989	139	—	—	12,756,833		12,756,972
Allocated proceeds to Public Warrants, net of underwriter discount and offering costs	—	—	—	—	10,043,226	—	10,043,226
Fair value of over-allotment at issuance	—	—	—	—	281,301	—	281,301
Remeasurement of Class A ordinary shares subject to redemption	—	—	—	—	(34,196,934)	—	(34,196,934)
Net loss	—	—	—	—	—	(44,976)	(44,976)
Balance as of September 30, 2021	1,386,989	$139	8,625,000	$863	$4,825,389	$(64,864)	$4,761,527

____________

(1)      This number includes up to 1,125,000 shares subject to forfeiture if the over-allotment option was not exercised in full or in part by the underwriters (see Note 6 and Note 8). On October 29, 2021, as a result of the partial exercise of the over-allotment option, the Sponsor forfeited 381,250 of these shares and the remaining Class B ordinary shares are no longer subject to forfeiture (see Note 8).

The accompanying notes are an integral part of these unaudited condensed financial statements.

INFLECTION POINT ACQUISITION CORP.
UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

	For the nine months ended September 30, 2022	For the period from January 27, 2021 (Inception) through September 30, 2021
Cash flows from operating activities:
Net loss	$(950,023)	$(64,864)
Adjustments to reconcile net loss to net cash used in operating activities:
Formation cost paid by Sponsor in exchange of issuance of Class B ordinary shares	—	11,388
Operating costs paid by related party	—	8,500
Interest earned on marketable securities held in trust account	(1,986,813)	(200)
Issuance cost of over-allotment	—	23,439
Changes in current assets and liabilities:
Prepaid assets	343,717	(476,930)
Other assets	—	(439,220)
Due to related party	108,968	4,500
Accrued offering costs and expenses	2,018,983	6,000
Net cash used in operating activities	(465,168)	(927,387)
Cash flows from investing activities:
Investment of cash in Trust Account	—	(300,000,000)
Net cash used in investing activities	—	(300,000,000)
Cash flows from financing activities:
Proceeds from issuance of Private Placement Warrants	—	6,250,000
Proceeds from sale of Units, net of underwriting discount	—	296,000,000
Proceeds from working capital loan	125,000	—
Payment of promissory note – related party	—	(188,805)
Payment of offering costs	—	(497,021)
Net cash provided by financing activities	125,000	301,564,174
Net change in cash	(340,168)	636,787
Cash, beginning of the period	359,610	—
Cash, end of the period	$19,442	$636,787

Supplemental disclosure of non-cash financing activities:
Offering costs paid by Sponsor in exchange for issuance of Class B ordinary shares	$—	$13,612
Offering costs paid by promissory note – related party	$—	$180,305
Deferred underwriting commissions payable charged to additional paid in capital	$—	$10,500,000
Accrued offering costs	$—	$151,000
Re-measurement of Class A ordinary shares subject to possible redemption	$1,992,611	$—

The accompanying notes are an integral part of these unaudited condensed financial statements.

INFLECTION POINT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022

Note 1 — Organization, Business Operations, Proposed Business Combination and Going Concern

Inflection Point Acquisition Corp. (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on January 27, 2021. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (an “Initial Business Combination”).

As of September 30, 2022, the Company had not commenced any operations. All activity for the period from January 27, 2021 (inception) through September 30, 2022 relates to the Company’s formation and the initial public offering (the “IPO”) which is described below, and, subsequent to the IPO, identifying a target company for an Initial Business Combination. The Company will not generate any operating revenues until after the completion of its Initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO.

The Company’s sponsor is Inflection Point Holdings LLC, a Cayman Islands limited liability company (the “Sponsor”). The registration statement for the Company’s IPO was declared effective on September 21, 2021 (the “Effective Date”). On September 24, 2021, the Company consummated the IPO of 30,000,000 units at $10.00 per unit (the “Units”), which is discussed in Note 4. Each Unit consists of one Class A ordinary share (the “Class A ordinary shares” or “Public Shares”) of the Company, par value $0.0001, and one-half of one redeemable warrant (the “Public Warrants”) of the Company, with each then issued and outstanding whole warrant entitling the holder to purchase one Class A ordinary share for $11.50 per share, subject to adjustment. The underwriters had a 45-day option from the Effective Date to purchase up to an additional 4,500,000 Units to cover over-allotments, if any. On October 29, 2021, the underwriters partially exercised the over-allotment option (the “Over-Allotment” and together with the IPO, the “Public Offering”) and purchased an additional 2,975,000 Units (the “Over-Allotment Units”), generating additional gross proceeds of $29,750,000, and forfeited their option to purchase the remaining 1,525,000 Units.

Simultaneously with the closing of the IPO, the Company consummated the private placement (the “Private Placement”) of 6,250,000 warrants (each an “IPO Private Placement Warrant”) to the Sponsor, each exercisable to purchase one Class A ordinary share at $11.50 per share, at a price of $1.00 per IPO Private Placement Warrant, generating gross proceeds to the Company of $6,250,000, which is described in Note 5. On October 29, 2021, simultaneously with the sale of the Over-Allotment Units, the Sponsor purchased an additional 595,000 warrants in a private placement (the “Over-Allotment Private Placement Warrants” and together with the IPO Private Placement Warrants, the “Private Placement Warrants”), generating aggregate gross proceeds to the Company of $595,000.

An aggregate of 12 qualified institutional buyers (“Anchor Investors”) expressed an interest to purchase an aggregate of approximately $322.3 million of the Units sold in the IPO. None of the Anchor Investors expressed an interest in purchasing more than 9.9% of the Units sold in the IPO. The Anchor Investors were allocated and purchased a total of 29,540,000 Units or 98.5% of the Units sold in the IPO. One of the Anchor Investors, Kingstown 1740 Fund, LP, (“Kingstown 1740”) is an affiliate of the Sponsor, and was allocated and purchased 2,900,000 Units sold in the IPO.

In addition, subject to each Anchor Investor purchasing 100% of the Units allocated to it, in connection with the closing of the IPO, the Sponsor sold membership interests reflecting an allocation of Class B ordinary shares, par value $0.0001 per share (the “Founder Shares”) to each Anchor Investor, amounting to an aggregate of 1,625,000 Founder Shares to all Anchor Investors collectively (see Note 7). The Company estimated the aggregate fair value of these Founder Shares attributable to Anchor Investors to be approximately $9.68 million, or $5.96 per share. The excess of the fair value of the Founder Shares was determined to be an offering cost in accordance with Staff Accounting Bulletin Topic 5A. Upon the completion of the IPO, offering costs allocated (1) to the Public Shares not subject to possible redemption and the Public Warrants were charged to additional paid-in capital; (2) to the Public Shares subject to redemption were charged to temporary equity; and (3) to the over-allotment option were charged to expense.

Transaction costs amounted to $26,658,313 consisting of $4,595,000 of underwriting commissions, $11,541,250 of deferred underwriting commissions, $9,680,125 excess fair value of founder shares (see Note 6), and $841,938 of other offering costs, with $23,439 allocated to the over-allotment option, $24,538,134 allocated to the Class A ordinary shares subject to redemption, and $2,096,740 allocated to the Class A ordinary shares not subject to redemption, the Public Warrants and the Private Placement Warrants.

INFLECTION POINT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022

Note 1 — Organization, Business Operations, Proposed Business Combination and Going Concern (cont.)

Following the closing of the IPO on September 24, 2021, $300,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the IPO and the sale of the IPO Private Placement Warrants was deposited into a trust account (the “Trust Account”). Following the closing of the Over-Allotment on October 29, 2021, an additional $29,750,000 ($10.00 per Over-Allotment Unit) from the net proceeds from the sale of the Over-Allotment Units in the Over-Allotment and the sale of the Over-Allotment Private Placement Warrants was deposited into the Trust Account. The proceeds deposited in the Trust Account will be invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay taxes, if any, the proceeds from the Public Offering and the sale of the Private Placement Warrants will not be released from the Trust Account until the earliest of (i) the completion of an Initial Business Combination, (ii) the redemption of the Company’s Public Shares if the Company is unable to complete an Initial Business Combination within 24 months from the closing of the IPO, subject to applicable law, or (iii) the redemption of the Company’s Public Shares properly submitted in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association to (A) modify the substance or timing of the Company’s obligation to allow redemption in connection with an Initial Business Combination or to redeem 100% of its Public Shares if the Company has not consummated an Initial Business Combination within 24 months from the closing of the IPO or (B) with respect to any other material provisions relating to shareholders’ rights or pre-Initial Business Combination activity. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public shareholders.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Public Offering and the Private Placement Warrants, although substantially all of the net proceeds are intended to be generally applied toward consummating an Initial Business Combination (less deferred underwriting commissions). The Company’s Initial Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the value of the Trust Account (excluding the amount of any deferred underwriting discount held in trust and taxes payable on the income earned on the Trust Account). However, the Company will only complete an Initial Business Combination if the post-transaction company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect an Initial Business Combination.

The Company will provide holders of Public Shares (the “Public Shareholders”), with the opportunity to redeem all or a portion of their Public Shares upon the completion of an Initial Business Combination either (i) in connection with a general meeting called to approve such Initial Business Combination or (ii) without a shareholder vote by means of a tender offer. The decision as to whether the Company will seek shareholder approval of any Initial Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then on deposit in the Trust Account (initially $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes).

The Company will have 24 months from the closing of the IPO to complete an Initial Business Combination (the “Combination Period”). However, if the Company is unable to complete an Initial Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less tax payable and up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as

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reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to the Company’s obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

The Sponsor, officers and directors have agreed to (i) waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of an Initial Business Combination, (ii) waive their redemption rights with respect to their Founder Shares and Public Shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated memorandum and articles of association (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with an Initial Business Combination or to redeem 100% of its Public Shares if the Company has not consummated an Initial Business Combination within 24 months from the closing of the IPO or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity, (iii) waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if the Company fails to complete an Initial Business Combination within 24 months from the closing of the IPO, although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if the Company fails to complete an Initial Business Combination within the prescribed time frame, and (iv) vote any Founder Shares held by them and any Public Shares purchased during or after the IPO (including in open market and privately-negotiated transactions) in favor of an Initial Business Combination. None of our Sponsor, directors or officers received separate consideration for their waiver of redemption rights.

The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that the Sponsor would be able to satisfy those obligations. None of the Company’s officers or directors will indemnify the Company for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Proposed Business Combination with Intuitive Machines

On September 16, 2022, the Company entered into a business combination agreement (the “Business Combination Agreement”) with Intuitive Machines, LLC, a Texas limited liability company (“Intuitive Machines” and, subsequent to the Proposed Business Combination, “Intuitive Machines OpCo”), pursuant to which, subject to the satisfaction or waiver of certain closing conditions, including the approval of the Business Combination Agreement and the transactions contemplated thereby by the Company’s shareholders, (1) at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”) and following the Domestication (as defined below), (a) the Company will acquire equity securities and become the managing member of Intuitive Machines OpCo and (b) the Company will issue voting equity securities without economic rights to the existing members of Intuitive Machines prior to the Closing (“Intuitive Machines Members”), resulting in a combined company organized in an umbrella partnership C corporation (“Up-C”) structure, in which substantially all of the assets and the business of the combined company will be held by Intuitive Machines OpCo; (2) the Company will domesticate (the “Domestication”) as a Delaware corporation in accordance with the Delaware General Corporation Law (“DGCL”), the Companies Act (As

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Revised) of the Cayman Islands (the “Companies Act”) and the Company’s amended and restated memorandum and articles of association, (3) Intuitive Machines will change its jurisdiction from Texas to Delaware (the “Conversion”) and complete a recapitalization (the “Recapitalization”) whereby all outstanding equity securities of Intuitive Machines will be converted or exchanged into common units, options, and unvested earn out units, as applicable, and (4) the other transactions contemplated by the Business Combination Agreement and documents related thereto will be consummated (such transactions, together with the business combination and the Domestication, Conversion, and Recapitalization, the “Proposed Business Combination”). In connection with the Proposed Business Combination, the Company will be renamed “Intuitive Machines, Inc.” (“New Intuitive Machines”).

The Domestication

As a condition to the Proposed Business Combination, the Company will change its jurisdiction of incorporation by effecting a deregistration under Section 206 of the Companies Act and a domestication under Section 388 of the DGCL, pursuant to which the Company’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. Immediately prior to the Domestication, pursuant to the Company’s amended and restated memorandum and articles of association, each Founder Share will convert automatically, on a one-for-one basis, into a Class A ordinary share. Immediately following such conversion, in connection with the Domestication, each of the then issued and outstanding Class A ordinary shares will convert automatically, on a one-for-one basis, into one share of New Intuitive Machines Class A common stock, par value $0.0001 per share, each of which will carry voting rights of one vote per share (collectively, the “New Intuitive Machines Class A Common Stock”); (iii) each then issued and outstanding whole warrant to purchase one Class A ordinary share (each warrant, a “Company Warrant”) will automatically represent the right to purchase one share of New Intuitive Machines Class A Common Stock on the same terms as the Company Warrants (each a “New Intuitive Machines Warrant”) and (c) each of the units of the Company outstanding as of immediately prior to the Domestication will automatically be canceled and each holder will receive one share of New Intuitive Machines Class A Common Stock and one-half of one New Intuitive Machines Warrant, per unit. No fractional New Intuitive Machines Warrants will be issued upon such cancellation.

Concurrently with the Domestication and subject to the satisfaction or waiver of the conditions set forth in the Business Combination Agreement, including approval by the Company’s shareholders, the Company will adopt a certificate of incorporation (the “Proposed Certificate of Incorporation”) that, among other things, will implement a revised class structure with the shares of New Intuitive Machines Class A Common Stock having one vote per share and economic rights, the shares of Class B common stock of New Intuitive Machines, par value $0.0001 per share, having one vote per share and no economic rights (collectively, the “New Intuitive Machines Class B Common Stock”) and the shares of Class C common stock of New Intuitive Machines, par value $0.0001 per share, having three votes per share and no economic rights (collectively, the “New Intuitive Machines Class C Common Stock” and the New Intuitive Machines Class A Common Stock, the New Intuitive Machines Class B Common Stock and New Intuitive Machines Class C Common Stock, collectively, the “New Intuitive Machines Common Stock”). The Proposed Certificate of Incorporation will also authorize the issuance of “blank check” preferred stock, par value $0.0001 per share, having such characteristics as the board may, from time to time, provide. The Company’s board of directors will adopt a Certificate of Designation of Preferences, Rights and Limitations of 10% Series A Cumulative Convertible Preferred Stock, creating the Series A Preferred Stock (as defined below).

The Conversion and Recapitalization

In connection with the Proposed Business Combination, Intuitive Machines will change its jurisdiction of organization from Texas to Delaware. Immediately prior to the Closing, Intuitive Machines will effectuate the Recapitalization whereby all outstanding equity securities of Intuitive Machines will be converted into common units of Intuitive Machines OpCo (“Intuitive Machines OpCo Common Units”), options to purchase Intuitive Machines OpCo Common Units (“Intuitive Machines OpCo Options”) and unvested earn out units of Intuitive Machines OpCo (“Earn Out Units”).

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Note 1 — Organization, Business Operations, Proposed Business Combination and Going Concern (cont.)

Consideration and Structure

As a result of the Up-C structure, the business combination consideration to be received by Intuitive Machines Members will consist of securities of both Intuitive Machines OpCo having economic rights but not voting rights and New Intuitive Machines having voting rights but not economic rights equal to a value of approximately $700,000,000 (excluding the value of the Earn Out Units). In particular, the business combination consideration to be received by the Intuitive Machines Members will be an aggregate of (a) (i) 68,125,987 Intuitive Machines OpCo Common Units, (ii) 1,874,013 Intuitive Machines OpCo Options and (iii) 10,000,000 Earn Out Units and (b) (i) 278 shares of New Intuitive Machines Class B Common Stock (excluding 1,874,013 shares of New Intuitive Machines Class B Common Stock reserved for issuance upon exercise of Intuitive Machines OpCo Options) and (ii) 68,125,709 shares of New Intuitive Machines Class C Common Stock (excluding 10,000,000 shares of New Intuitive Machines Class C Common Stock reserved for issuance upon vesting of the Earn Out Units).

The 10,000,000 Earn Out Units received by the applicable Intuitive Machines Members will be deposited into escrow at the Closing and will be earned, released and delivered upon satisfaction of the following milestones: (i) 2,500,000 Earn Out Units will vest if, during the Earn Out Period (as defined below), Intuitive Machines is awarded the OMES III Contract by NASA (“Triggering Event I”), (ii) 5,000,000 Earn Out Units will vest if, within the Earn Out Period, Triggering Event I has occurred and the volume weighted average closing sale price of New Intuitive Machines Class A Common Stock equals or exceeds $15.00 per share (“Triggering Event II-A”), (iii) 7,500,000 Earn Out Units will vest if, within the Earn Out Period, Triggering Event I has not occurred and the volume weighted average closing sale price of New Intuitive Machines Class A Common Stock equals or exceeds $15.00 per share (“Triggering Event II-B”), and (iv) 2,500,000 Earn Out Units will vest if, within the Earn Out Period, Triggering Event III occurs the volume weighted average closing sale price of New Intuitive Machines Class A Common Stock equals or exceeds $17.50 per share (“Triggering Event III”), provided, that Triggering Event II-A and Triggering Event II-B may not both be achieved. “Earn Out Period” means (i) with respect to Triggering Event I, the time period beginning on September 16, 2022 and ending at 11:59 pm ET on December 31, 2023, and (ii) with respect to Triggering Event II-A, Triggering Event II-B and Triggering Event III, the time period beginning on the date that is 150 days following the date of Closing and ending on the date that is the five (5) year anniversary of the date of Closing. If a Change of Control (as defined in the Business Combination Agreement) occurs during the Earn Out Period that results in the holders of New Intuitive Machines Class A Common Stock receiving a per share price greater than or equal to $15.00 or $17.50, respectively, then immediately prior to the consummation of such Change of Control, to the extent not previously triggered, Triggering Event II-A or Triggering Event II-B will be deemed to have occurred, as applicable, and the applicable Earn Out Units shall vest.

After the expiration of the applicable lock-up period, holders of certain Intuitive Machines OpCo Common Units will be permitted to exchange such Intuitive Machines OpCo Common Units (along with the cancellation of the paired share of New Intuitive Machines Class B Common Stock or share of New Intuitive Machines Class C Common Stock) for shares of New Intuitive Machines Class A Common Stock on a one-for-one basis pursuant to the second amended and restated limited liability company agreement of Intuitive Machines OpCo (the “Second A&R Operating Agreement”) (subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications) or, at the election of New Intuitive Machines (determined by a majority of the directors of New Intuitive Machines who are disinterested with respect to such determination), cash from a substantially concurrent public offering or private sale in an amount equal to the net amount, on a per share basis, of cash received as a result of such public offering or private sale.

Upon the vesting of any Earn Out Units, each of the applicable Intuitive Machines Members will be issued (i) by Intuitive Machines OpCo an equal number of Intuitive Machines OpCo Common Units and (ii) by New Intuitive Machines an equal number of shares of New Intuitive Machines Class C Common Stock, in exchange for surrender of the applicable Earn Out Units and the payment to New Intuitive Machines of a per-share price equal to the par value per share of the New Intuitive Machines Class C Common Stock. Upon the exercise of any Intuitive Machines OpCo Option, (i) Intuitive Machines OpCo will issue to the exercising holder such number of Intuitive Machines OpCo Common Units to be received by such exercising holder as a result of such exercise and (ii) New Intuitive Machines

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Note 1 — Organization, Business Operations, Proposed Business Combination and Going Concern (cont.)

will issue to the exercising holder an equal number of shares of New Intuitive Machines Class B Common Stock, in exchange for the payment to New Intuitive Machines of a per-share price equal to the par value per share of the New Intuitive Machines Class B Common Stock.

Representations, Warranties, Covenants and Termination

The parties to the Business Combination Agreement have made customary representations, warranties and covenants in the Business Combination Agreement, including, among others, covenants with respect to the conduct of Intuitive Machines and the Company prior to the Closing. The Closing is subject to certain customary conditions. There is no assurance that the Proposed Business Combination will be completed.

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, (i) by mutual written consent of the Company and Intuitive Machines; (ii) either the Company or Intuitive Machines if the Closing has not occurred on or before September 16, 2023; and (iii) by Intuitive Machines if the Company has not obtained shareholder approval after the conclusion of the extraordinary general meeting of the Company’s shareholders to be held for the purpose of voting on the Proposed Business Combination. Upon termination of the Business Combination Agreement, in certain circumstances, Intuitive Machines will reimburse the Company for any amounts due and owing to the Sponsor, up to $1,500,000.

The Series A Investment

On September 16, 2022, concurrently with the execution of the Business Combination Agreement, the Company entered into a purchase agreement (the “Series A Purchase Agreement”) with Kingstown 1740 (an existing security holder of the Company and an affiliate of the Sponsor) and Ghaffarian Enterprises, LLC (an affiliate of Kamal Ghaffarian, an Intuitive Machines founder) (collectively, the “Series A Investors”), pursuant to which, and on the terms and subject to the conditions of which, New Intuitive Machines agreed to issue and sell to the Series A Investors (i) an aggregate of 26,000 shares of 10% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”) which will be convertible into shares of New Intuitive Machines Class A Common Stock in accordance with the terms of the Certificate of Designation of Preferences, Rights and Limitations of 10% Series A Cumulative Convertible Preferred Stock (the “Certificate of Designation”) to be adopted by the Company’s board of directors following the Domestication but prior to the Closing and (ii) warrants to purchase 541,667 shares of New Intuitive Machines Class A Common Stock at an initial exercise price of $15.00 per share, subject to adjustment (the “Preferred Investor Warrants”). The Series A Investment will be consummated following the Domestication but immediately prior to the Closing.

Tax Receivable Agreement

The Business Combination Agreement contemplates that, at the Closing, New Intuitive Machines will enter into a tax receivable agreement (the “Tax Receivable Agreement”) with Intuitive Machines OpCo and certain Intuitive Machines Members (the “TRA Holders”). Pursuant to the Tax Receivable Agreement, New Intuitive Machines will generally be required to pay the TRA Holders 85% of the amount of the cash tax savings, if any, in U.S. federal, state, and local taxes that are based on, or measured with respect to, net income or profits, and any interest related thereto that New Intuitive Machines (and applicable consolidated, unitary, or combined subsidiaries thereof, if any and collectively the “Tax Group”) realizes, or is deemed to realize, as a result of certain tax attributes (the “Tax Attributes”), including:

•        existing tax basis in certain assets of Intuitive Machines OpCo and certain of its direct or indirect subsidiaries, including assets that will eventually be subject to depreciation or amortization, once placed in service;

•        tax basis adjustments resulting from taxable exchanges of Intuitive Machines OpCo Common Units (including any such adjustments resulting from certain payments made by New Intuitive Machines under the Tax Receivable Agreement) acquired by New Intuitive Machines from a TRA Holder pursuant to the terms of the Second A&R Operating Agreement;

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Note 1 — Organization, Business Operations, Proposed Business Combination and Going Concern (cont.)

•        certain tax benefits realized by New Intuitive Machines as a result of certain U.S. federal income tax allocations of taxable income or gain away from New Intuitive Machines and to other members of Intuitive Machines OpCo and deductions or losses to New Intuitive Machines and away from other members of Intuitive Machines OpCo, in each case as a result of the Proposed Business Combination; and

•        tax deductions in respect of portions of certain payments made under the Tax Receivable Agreement.

Upon the completion of the Proposed Business Combination, New Intuitive Machines will be a party to the Tax Receivable Agreement. Under the terms of the Tax Receivable Agreement, New Intuitive Machines will make payments to the TRA Holders in respect of 85% of the cash tax savings resulting from the net tax benefit to New Intuitive Machines of certain Tax Attributes (calculated using certain assumptions, and subject to the terms of the Tax Receivable Agreement). However, until a TRA Holder exchanges at least 5% of its Intuitive Machines OpCo Common Units, New Intuitive Machines will hold such payments applicable to existing basis until the TRA Holder satisfies such threshold exchange. Upon the completion of the Proposed Business Combination, no TRA Holder will have exchanged at least 5% of its Intuitive Machines OpCo Common Units. The tax impacts of the transaction were estimated based on the applicable law in effect on June 30, 2022.

Future exchanges will result in incremental tax attributes and potential cash tax savings for New Intuitive Machines. Depending on New Intuitive Machines’ assessment on realizability of such tax attributes, the arising Tax Receivable Agreement liability will be recorded at the exchange date against equity, or at a later point through income.

However, if all of the TRA Holders were to exchange or sell us all of their Intuitive Machines OpCo Common Units, New Intuitive Machines would recognize a deferred tax asset of approximately $169.2 million and a liability under the Tax Receivable Agreement of approximately $147.2 million, assuming: (i) all exchanges or purchases occurred on the same day; (ii) a price of $10 per share; (iii) a constant corporate tax rate; (iv) that New Intuitive Machines will have sufficient taxable income to fully utilize the tax benefits; and (v) no material changes in tax law. These amounts are estimates and have been prepared for illustrative purposes only. The actual amount of deferred tax assets and related liabilities that New Intuitive Machines will recognize will differ based on, among other things, the timing of the exchanges, the price per share of New Intuitive Machines Class A Common Stock at the time of the exchange, and the tax rates then in effect and certain change of control or early termination events occurring.

If New Intuitive Machines exercises its right to terminate the Tax Receivable Agreement or in the case of a change in control of New Intuitive Machines or a material breach of New Intuitive Machines’ obligations under the Tax Receivable Agreement, all obligations under the Tax Receivable Agreement will be accelerated and New Intuitive Machines will be required to make a payment to the TRA Holders in an amount equal to the present value of future payments under the Tax Receivable Agreement. This payment would be based on certain assumptions, including that New Intuitive Machines would have sufficient taxable income to fully utilize the benefits arising from the Tax Attributes subject to the Tax Receivable Agreement. If New Intuitive Machines were to elect to terminate the Tax Receivable Agreement immediately after the Proposed Business Combination, assuming the market value of New Intuitive Machines Class A Common Stock is equal to $10 per share, the Company currently estimates that it would be required to pay approximately $99.7 million to satisfy its total liability.

Equity Facility

On September 16, 2022, the Company entered into a common stock purchase agreement (the “Cantor Purchase Agreement”), dated September 16, 2022, with CF Principal Investments LLC (“CFPI”) relating to an equity facility under which shares of newly issued New Intuitive Machines Class A Common Stock may be sold to CFPI by New Intuitive Machines. Pursuant to the terms of the Cantor Purchase Agreement, New Intuitive Machines will have the right, but not the obligation, from time to time at its sole discretion, until the first day of the month following the 18-month period from and after the Commencement (as defined in the Cantor Purchase Agreement), to direct CFPI to purchase up to the lesser of (i) $50 million of newly issued New Intuitive Machines Class A Common Stock and (ii) the Exchange Cap, by delivering written notice to CFPI prior to the commencement of trading on any trading day,

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SEPTEMBER 30, 2022

Note 1 — Organization, Business Operations, Proposed Business Combination and Going Concern (cont.)

subject to certain customary conditions and limitations set forth in the Cantor Purchase Agreement. In connection with the execution of the Cantor Purchase Agreement, the Company agreed to issue 100,000 shares (the “Commitment Shares”) of New Intuitive Machines Class A Common Stock to CFPI. The Company entered into a registration rights agreement with CFPI, pursuant to which it agreed to register for resale, pursuant to Rule 415 under the Securities Act, the shares of New Intuitive Machines Class A Common Stock that are sold to CFPI under the equity facility and the Commitment Shares.

Sponsor Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, the Sponsor, the Company and Intuitive Machines entered into the Sponsor Support Agreement pursuant to which the Sponsor agreed to, among other things, vote and approve the Business Combination Agreement and all other documents and transaction contemplated thereby, and to waive, subject to the consummation of the Proposed Business Combination, any and all anti-dilution rights with respect to the rate that the Founder Shares convert into Class A ordinary shares in connection with the transactions contemplated by the Business Combination Agreement, in each case, subject to the terms and conditions of the Sponsor Support Agreement. In connection with the Sponsor Support Agreement, the Company provided the Sponsor with indemnification against certain claims brought against the Sponsor for a period of six years following the Closing.

Non-Redemption Agreement

Concurrently with the execution of the Business Combination Agreement, the Company and Intuitive Machines entered into a non-redemption agreement (the “Non-Redemption Agreement”) with Kingstown 1740, an affiliate of the Sponsor, pursuant to which Kingstown 1740 agreed not to redeem the 2,900,000 Class A ordinary shares held by it. No consideration was provided to Kingstown 1740 Fund, LP for the waiver.

For additional information regarding the Proposed Business Combination, see the Company’s Registration Statement on Form S-4 filed by on October 13, 2022.

Going Concern

As of September 30, 2022, the Company had $19,442 in its operating bank account, and working capital deficiency $1,995,115. On September 30, 2021, the Sponsor agreed to provide the Company with loans in such amounts as may be required by the Company to fund the Company’s working capital requirements up to an aggregate of $250,000. On March 8, 2022, the Sponsor agreed to provide the Company with loans in such amounts as may be required by the Company to fund the Company’s working capital requirements up to an aggregate of $500,000.

On August 4, 2022, the Sponsor agreed to loan the Company up to $1,000,000 to be used for ongoing expenses reasonably related to the business of the Company and the consummation of an Initial Business Combination pursuant to a convertible promissory note (the “Working Capital Note”).

All unpaid principal under the Working Capital Note shall be due and payable in full on the earlier of (i) September 24, 2023 and (ii) the effective date of an Initial Business Combination, involving the Company and one or more businesses (such earlier date, the “Maturity Date”), unless accelerated upon the occurrence of an event of default as set forth in the Working Capital Note. The Sponsor will have the option, at any time on or prior to the Maturity Date, to convert up to $1,000,000 outstanding under the Working Capital Note into warrants to purchase Class A ordinary shares at a conversion price of $1.00 per warrant, with each warrant entitling the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to the same adjustments applicable to the Private Placement Warrants. As of September 30, 2022, there was $125,000 outstanding under the Working Capital Note.

Until consummation of its Initial Business Combination, the Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective Initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with

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Note 1 — Organization, Business Operations, Proposed Business Combination and Going Concern (cont.)

or acquire, and structuring, negotiating and consummating an Initial Business Combination. In addition to the Working Capital Note, in order to finance transaction costs in connection with an Initial Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but, except as set forth above, are not obligated to, loan the Company funds as may be required on a non-interest basis (any such loans together with the loans made under the Working Capital Note, the “Working Capital Loans”).

Based on the foregoing, the $19,442 in cash held outside the Trust Account will not be sufficient to allow the Company to operate for at least 12 months from the issuance of these unaudited condensed financial statements, assuming that an Initial Business Combination is not consummated during that time.

Prior to the completion of an Initial Business Combination, the Company does not expect to seek loans from parties other than our Sponsor or an affiliate of our Sponsor as it does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of its business plan, and reducing overhead expenses. The Company cannot provide assurance that new financing will be available to it on commercially acceptable terms, if at all.

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Codification (“ASC”) Topic 205-40, “Basis of Presentation — Going Concern”, the Company has until September 24, 2023 (absent any extensions of such period) to consummate the Proposed Business Combination or another Initial Business Combination. It is uncertain that the Company will be able to consummate the Proposed Business Combination or another Initial Business Combination by this time. If the Proposed Business Combination or another Initial Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the liquidity condition and mandatory liquidation, should the Proposed Business Combination or another Initial Business Combination not occur, and potential subsequent dissolution, raises substantial doubt about the Company’s ability to continue as a going concern after September 24, 2023. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after September 24, 2023. The Company intends to complete the Proposed Business Combination or another Initial Business Combination before the mandatory liquidation date. However, there can be no assurance that the Company will be able to consummate the Proposed Business Combination or any Initial Business Combination by September 24, 2023.

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic and Russian-Ukraine war on the industry and has concluded that while it is reasonably possible that the virus and the war could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these unaudited condensed financial statements. The unaudited condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2 — Revision of Previously Issued Financial Statements

In connection with the preparation of the Company’s financial statements as of December 31, 2021, Management identified errors made in its historical financial statements where, at the closing of the Company’s Initial Public Offering, the Company did not properly allocate the offering costs.

The error was recorded and presented within the financial statements as of December 31, 2021. This revision note is presenting the changes from the previously reported balances to the revised balances as of and for the three months ended September 30, 2021 and for the period January 27, 2021 (inception) through September 30, 2021 for comparative purposes of these condensed financial statements.

INFLECTION POINT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022

Note 2 — Revision of Previously Issued Financial Statements (cont.)

The impact of the revision on the Company’s financial statements is reflected in the following table.
Statement of Operations for the three months ended September 30, 2021	As Previously Reported	Adjustment	As Revised
Issuance cost of over-allotment	$—	$(23,439)	$(23,439)
Net (loss) income	$(21,537)	$(23,439)	$(44,976)
Statement of Operations for the period January 27, 2021 through September 30, 2021	As Previously Reported	Adjustment	As Revised
Issuance cost of over-allotment	$—	$(23,439)	$(23,439)
Net (loss) income	$(41,425)	$(23,439)	$(64,864)
Statement of Shareholders’ Equity as of September 30, 2021	As Previously Reported	Adjustment	As Revised
Additional paid in capital	$4,871,950	$(46,561)	$4,825,389
Accumulated deficit	$(41,425)	$(23,439)	$(64,864)
Total Shareholders’ Deficit	$4,831,527	$(70,000)	$4,761,527
Statement of Cashflow for the period January 27, 2021 through September 30, 2021	As Previously Reported	Adjustment	As Revised
Supplemental disclosure of non-cash financing activities:
Accrued offering costs	$81,000	$70,000	$151,000

Note 3 — Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements of the Company are presented in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by GAAP. In the opinion of management, the unaudited condensed financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 as filed with the SEC on April 14, 2022, which contains the audited financial statements and notes thereto. The interim results for the three and nine months ended September 30, 2022 are not necessarily indicative of the results to be expected for the year ending December 31, 2022 or for any future interim periods.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

INFLECTION POINT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022

Note 3 — Significant Accounting Policies (cont.)

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is either not an emerging growth company or an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgement. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of September 30, 2022 and December 31, 2021.

Marketable Securities Held in Trust Account

At September 30, 2022 and December 31, 2021, all of the assets held in the Trust Account were held in money market funds which invest in U.S. Treasury securities.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times, may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on this account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature. See Note 9 for further discussion of the fair values of the Company’s assets and liabilities.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. Derivative instruments are initially recorded at fair value on the grant date and re-valued at each reporting date, with changes

INFLECTION POINT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022

Note 3 — Significant Accounting Policies (cont.)

in the fair value reported in the unaudited condensed statements of operations. Derivative assets and liabilities are classified in the condensed balance sheets as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the unaudited condensed statements of operations. The Company has analyzed the Public Warrants and Private Placement Warrants and determined they meet all of the requirements for equity classification under ASC 815 (see Notes 3 and 4).

Net Loss Per Ordinary Share

We comply with accounting and disclosure requirements of ASC Topic 260, “Earnings Per Share.” Our unaudited condensed statements of operations includes a presentation of loss per share for ordinary shares subject to possible redemption in a manner similar to the two-class method of loss per share. The remeasurement associated with the redeemable Class A ordinary shares is excluded from net loss per ordinary share as the redemption value approximates fair value. The Company has two classes of shares, Class A ordinary shares and Class B ordinary shares. Earnings and losses are shared pro rata between the two classes of shares. The Company has not considered the effect of the warrants sold in the IPO, the Over-Allotment, the Private Placement and the Over-Allotment Private Placement to purchase an aggregate of 23,332,500 of the Company’s Class A ordinary shares in the calculation of diluted loss per share, since their exercise is contingent upon the future consummation of an Initial Business Combination which cannot be assured. As a result, diluted net loss per ordinary share is the same as basic net loss per ordinary share for the periods. The table below presents a reconciliation of the numerator and denominator used to compute basic and diluted net loss per share for each class of ordinary shares.
	For the three months ended September 30,
	2022		2021
	Class A	Class B	Class A	Class B
Basic and diluted net loss per share:
Numerator:
Allocation of net loss	$(416,710)	$(104,178)	$(10,494)	$(34,482)
Denominator:
Basic and diluted weighted-average shares outstanding	32,975,000	8,243,750	2,282,609	7,500,000
Basic and diluted net loss per share	$(0.01)	$(0.01)	$(0.00)	$(0.00)
	For the nine months ended September 30, 2022		For the period from January 27, 2021 (inception) through September 30, 2021
	Class A	Class B	Class A	Class B
Basic and diluted net loss per share:
Numerator:
Allocation of net loss	$(760,018)	$(190,005)	$(6,777)	$(58,087)
Denominator:
Basic and diluted weighted-average shares outstanding	32,975,000	8,243,750	850,202	7,287,449
Basic and diluted net loss per share	$(0.02)	$(0.02)	$(0.01)	$(0.01)

INFLECTION POINT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022

Note 3 — Significant Accounting Policies (cont.)

Offering Costs associated with the Public Offering

The Company complies with the requirements of the ASC 340-10-S99-1. Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the IPO that were directly related to the Public Offering. Offering costs associated with the Public Offering amounted to $26,658,313, consisting of $4,595,000 of underwriting commissions, $11,541,250 of deferred underwriting commissions, $9,680,125 of excess fair value of founder shares (see Note 6), and $841,938 of other offering costs, with $23,439 allocated to the over-allotment option, $24,538,134 allocated to the Class A ordinary shares subject to redemption, and $2,096,740 allocated to the Class A ordinary shares not subject to redemption, the Public Warrants and the Private Placement Warrants .

Ordinary Shares Subject to Possible Redemption

31,588,011 Class A ordinary shares sold as part of the Units in the Public Offering contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a shareholder vote or tender offer in connection with an Initial Business Combination and in connection with certain amendments to the Company’s amended and restated memorandum and articles of association. In accordance with SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require ordinary shares subject to redemption to be classified outside of permanent equity.

The Class A ordinary shares are subject to SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company recognizes changes in redemption value immediately as they occur. Immediately upon the closing of the IPO, the Company recognized the remeasurement from initial book value to redemption amount value. The change in the carrying value of redeemable ordinary shares resulted in charges against additional paid-in capital.

Related Party Redemption Waiver Agreement

In September 2021, the Company entered into a redemption waiver agreement with one of its Anchor Investors, Kingstown 1740, whereby Kingstown 1740 agreed to waive its redemption rights on 1,386,989 Class A ordinary shares (the “Non-Redemption Shares”) it held, and these ordinary shares are classified as shareholders’ equity. This redemption waiver covered only such number of shares as was necessary in order for Inflection Point to have shareholders’ equity of at least $5,000,001 on the pricing date of the Public Offering.

As of September 30, 2022 and December 31, 2021, the Class A ordinary shares subject to possible redemption reflected on the balance sheets are reconciled in the following table:
Gross proceeds from IPO and partial exercise of over-allotment option	$329,750,000
Less: proceeds from shares not subject to redemption	(13,869,890)
Less:
Proceeds allocated to public warrants	(11,995,753)
Over-allotment liability	(281,301)
Ordinary share issuance costs	(24,538,134)
Plus:
Remeasurement of carrying value to redemption value	36,815,188

Class A ordinary shares subject to redemption, December 31, 2021	315,880,110
Plus:
Remeasurement of carrying value to redemption value	1,992,611

Class A ordinary shares subject to redemption, September 30, 2022	$317,872,721

INFLECTION POINT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022

Note 3 — Significant Accounting Policies (cont.)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of September 30, 2022 and December 31, 2021, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States.

Recent Accounting Pronouncements

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023 for emerging growth companies and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed financial statements.

Note 4 — Public Offering

On September 24, 2021, the Company sold 30,000,000 Units, at a purchase price of $10.00 per Unit in its IPO. Each Unit consists of one Class A ordinary share and one-half of one redeemable Public Warrant. Each whole Public Warrant will entitle the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment). Each Public Warrant will become exercisable 30 days after the completion of an Initial Business Combination and will expire five years after the completion of an Initial Business Combination, or earlier upon redemption or liquidation.

One of the Anchor Investors, Kingstown 1740, an affiliate of the Sponsor, was allocated and purchased 2,900,000 Units sold in the IPO.

INFLECTION POINT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022

Note 4 — Public Offering (cont.)

The underwriters had a 45-day option from the Effective Date to purchase up to an additional 4,500,000 Units to cover over-allotments. On October 29, 2021, the underwriters partially exercised the over-allotment option and purchased an additional 2,975,000 Units, generating aggregate gross proceeds of $29,750,000, and forfeited their option to purchase the remaining 1,525,000 Units.

The Company provided a discount to the underwriters at the closing of the IPO of $4,000,000, and an additional discount of $595,000 upon the closing of the Over-Allotment. Additionally, the Underwriting Agreement states that the Company will pay Citigroup Global Markets Inc. (“Citi”) a deferred discount of $0.35 per Unit sold in the Public Offering including pursuant to the Over-Allotment, or an aggregate of $11,541,250 (see Note 7), upon the Company’s completion of an Initial Business Combination, which would be payable from the amounts held in the Trust Account solely in the event we complete an Initial Business Combination, subject to the terms of the Underwriting Agreement. Accordingly, as of September 30, 2022 and December 31, 2021, aggregate additional fees of $11,541,250 (see Note 7) were recorded as deferred and payable upon the Company’s completion of an Initial Business Combination.

Warrants — As of September 30, 2022 and December 31, 2021, there were 16,487,500 Public Warrants and 6,845,000 Private Placement Warrants outstanding. The Company evaluated the terms of the warrants and determined the warrants meet the criteria in ASC 815, “Derivatives and Hedging”, to be classified in shareholders equity upon issuance. Each then issued and outstanding whole warrant will entitle the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment as discussed herein. The warrants will become exercisable 30 days after the completion of the Company’s Initial Business Combination, and will expire five years after the completion of the Company’s Initial Business Combination at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Private Placement Warrants are identical to the Public Warrants included in the Units sold in the IPO except that the Private Placement Warrants may not (including the Class A ordinary shares issuable upon exercise of the Private Placement Warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the Company’s Initial Business Combination.

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the Initial Business Combination, the Company will use its best efforts to file with the SEC a post-effective amendment to the registration statement for the Public Offering or a new registration statement covering the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of the Initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Warrants When the Price per Class A Ordinary Share Equals or Exceeds $18.00

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•        in whole and not in part;

INFLECTION POINT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022

Note 4 — Public Offering (cont.)

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”); and

•        if, and only if, the closing price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before it sends the notice of redemption to the warrant holders.

Additionally, if the number of outstanding Class A ordinary shares is increased by a share capitalization payable in Class A ordinary shares, or by a sub-division of ordinary shares or other similar event, then, on the effective date of such share capitalization, sub-division or similar event, the number of Class A ordinary shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding ordinary shares. A rights offering made to all or substantially all holders of ordinary shares entitling holders to purchase Class A ordinary shares at a price less than the fair market value will be deemed a share capitalization of a number of Class A ordinary shares equal to the product of (i) the number of Class A ordinary shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A ordinary shares) and (ii) the quotient of (x) the price per Class A ordinary share paid in such rights offering and (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A ordinary shares, in determining the price payable for Class A ordinary shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Class A ordinary shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Class A ordinary shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

Further, if: (i) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of its Initial Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds (including from such issuances and the Public Offering), and interest thereon, available for the funding of the Initial Business Combination on the date of the consummation of the Initial Business Combination (net of redemptions) and (z) the volume weighted average trading price of the Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its Initial Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

Note 5 — Private Placement

Simultaneously with the closing of the IPO, the Company’s Sponsor purchased an aggregate of 6,250,000 IPO Private Placement Warrants at a price of $1.00 per IPO Private Placement Warrant, for an aggregate purchase price of $6,250,000. On October 29, 2021, simultaneously with the closing of the Over-Allotment, the Sponsor purchased an additional 595,000 Over-Allotment Private Placement Warrants at a price of $1.00 per Over-Allotment Private Placement Warrant, generating aggregate gross proceeds of $595,000.

The Private Placement Warrants are identical to the Public Warrants included in the Units sold in the Public Offering except that the Private Placement Warrants may not (including the Class A ordinary shares issuable upon exercise of the Private Placement Warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders

INFLECTION POINT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022

until 30 days after the completion of the Company’s Initial Business Combination. If the Company does not complete the Initial Business Combination within 24 months from the closing of the IPO, the Private Placement Warrants will expire worthless.

Note 6 — Related Party Transactions

Founder Shares

On February 3, 2021, the Sponsor paid $25,000, or approximately $0.003 per share, to cover certain offering and formation costs in consideration for 7,187,500 Founder Shares. On March 5, 2021, the Company effected a 1.2 to 1 share recapitalization with respect to its Class B ordinary shares, resulting in the Sponsor holding an aggregate of 8,625,000 Founder Shares. Up to 1,125,000 Founder Shares were subject to forfeiture by the Sponsor depending on the extent to which the underwriters’ over-allotment option was exercised. On October 29, 2021, as a result of the partial exercise of the over-allotment option, the Sponsor forfeited 381,250 of these Founder Shares and the remaining Founder Shares are no longer subject to forfeiture.

The Sponsor and the Company’s officers and directors have agreed not to transfer, assign or sell any of their Founder Shares and any Class A ordinary shares issuable upon conversion thereof until the earlier to occur of: (i) one year after the completion of the Initial Business Combination, or (ii) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction after the Initial Business Combination that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property; except to certain permitted transferees and under certain circumstances (the “lock-up”). Notwithstanding the foregoing, if (1) the closing price of Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Initial Business Combination or (2) if the Company consummates a transaction after the Initial Business Combination which results in the Company’s shareholders having the right to exchange their shares for cash, securities or other property, the Founder Shares will be released from the lock-up.

In addition, subject to each Anchor Investor purchasing 100% of the Units allocated to it, in connection with the closing of the IPO, the Sponsor sold membership interests reflecting an allocation of an aggregate of 1,625,000 Founder Shares to the Anchor Investors collectively. The Company estimated the aggregate fair value of these Founder Shares attributable to Anchor Investors to be approximately $9.68 million, or $5.96 per share. The excess of the fair value of the Founder Shares was determined to be an offering cost in accordance with Staff Accounting Bulletin Topic 5A. Upon the completion of the IPO, offering costs allocated (1) to the Public Shares not subject to possible redemption and the Public Warrants were charged to additional paid-in capital; (2) to the Public Shares subject to redemption were charged to temporary equity; and (3) to the over-allotment liability were charged to expense.

At the Closing of the Proposed Business Combination, New Intuitive Machines will enter into a lock-up agreement superseding the lock-up imposed at IPO, pursuant to which the Sponsor and its permitted assigns will agree not to, without the prior written consent of the New Intuitive Machines board of directors, prior to the date that is six months after the date of the Closing, (i) sell, pledge, grant any option to purchase or otherwise dispose of (a) any shares of New Intuitive Machines Class A Common Stock the Sponsor received upon conversion of its Founder Shares in connection with the Domestication (the “Sponsor Lock-Up Shares”), (ii) enter into any swap or other transfer arrangement in respect of the Sponsor Lock-Up Shares or (iii) take any other similar actions (the actions specified in the foregoing clauses (i) through (iii), collectively, “Transfer”). The Sponsor also will agree to not Transfer any New Intuitive Machines Warrants received upon conversion of its Private Placement Warrants in connection with the Domestication (or the shares of New Intuitive Machines Class A Common Stock issuable upon exercise of such warrants), prior to the date that is 30 days after the date of the Closing. The lock-up agreement will provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Proposed Business Combination, subject to certain conditions, or the exercise of certain stock options and warrants.

INFLECTION POINT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022

Note 6 — Related Party Transactions (cont.)

Redemption Waiver Agreement

In September 2021, the Company entered into a redemption waiver agreement with one of its Anchor Investors, Kingstown 1740, whereby Kingstown 1740 agreed to waive its redemption rights on the Non-Redemption Shares, which are 1,386,989 Class A ordinary shares, and these ordinary shares are classified as shareholders’ equity. No consideration was provided to Kingstown 1740 Fund, LP for the waiver.

Promissory Note — Related Party

On February 2, 2021, the Sponsor agreed to loan the Company up to $300,000 to be used for a portion of the expenses of the IPO. These loans were non-interest bearing, unsecured and were due at the earlier of December 31, 2021 or the closing of the IPO. As of September 24, 2021, the Company had borrowed $188,805 under the promissory note, which was fully repaid by September 30, 2021. On September 30, 2021, the Sponsor agreed to provide the Company with loans in such amounts as may be required by the Company to fund the Company’s working capital requirements up to an aggregate of $250,000, and no amounts have been drawn upon this loan commitment. On March 8, 2022, the Sponsor agreed to provide the Company with loans in such amounts as may be required by the Company to fund the Company’s working capital requirements up to an aggregate of $500,000, and no amounts have been drawn upon this loan commitment.

Working Capital Loans

On August 4, 2022, the Sponsor agreed to loan the Company up to $1,000,000 to be used for ongoing expenses reasonably related to the business of the Company and the consummation of an Initial Business Combination pursuant to the Working Capital Note. The Working Capital Note is non-interest bearing and all unpaid principal under the Working Capital Note shall be due and payable in full on the Maturity Date, unless accelerated upon the occurrence of an event of default as set forth in the Working Capital Note. The Sponsor will have the option, at any time on or prior to the Maturity Date, to convert up to $1,000,000 outstanding under the Working Capital Note into warrants to purchase Class A ordinary shares at a conversion price of $1.00 per warrant, with each warrant entitling the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to the same adjustments applicable to the Private Placement Warrants. On September 30, 2022, the Company drew $125,000 on the Working Capital Note. The conversion feature was analyzed under ASC 470-20, “Debt with Conversion or Other Options”, and the Working Capital Note did not include any premium or discounts. The conversion option did not include elements that would require bifurcation under ASC 815-40, “Derivatives and Hedging.”

In addition to the Working Capital Note, in order to finance transaction costs in connection with an Initial Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but, except as set forth above, are not obligated to, make Working Capital Loans to the Company as may be required on a non-interest basis. Up to an aggregate of $1,500,000 outstanding under the Working Capital Loans may be convertible into warrants to purchase Class A ordinary shares at a conversion price of $1.00 per warrant at the option of the lender, with each warrant entitling the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to the same adjustments applicable to the Private Placement Warrants. If the Company completes an Initial Business Combination, the Company would repay the Working Capital Loans, unless they are converted into warrants. In the event that an Initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans.

At September 30, 2022 and December 31, 2021, $125,000 and $0, respectively, were outstanding under Working Capital Loans.

INFLECTION POINT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022

Note 6 — Related Party Transactions (cont.)

Administrative Service Fee

On September 21, 2021, the Company entered into an Administrative Services Agreement with Kingstown Capital Management L.P., an affiliate of the Sponsor, pursuant to which it pays a total of $15,000 per month for office space, utilities, secretarial and administrative support services provided to members of the Company’s management team. Upon completion of an Initial Business Combination or a liquidation, the Company will cease paying these monthly fees. For the three and nine months ended September 30, 2022, the Company recorded $45,000 and $135,000 of administrative service fees under the agreement, respectively. For the three months ended September 30, 2021, and for the period from January 27, 2021 (inception) through September 30, 2021, the Company recorded $4,500 for these services. As of September 30, 2022 and December 31, 2021, $60,000 and $4,500 was due under the agreement which is included in due to related party on the Company’s unaudited condensed Balance Sheets, respectively.

Professional Service Agreement

The Company reimburses its Sponsor for services provided by one of the Sponsor’s employees who serve as the Company’s Chief of Staff (“COS”). The COS receives $12,500 per month for services rendered, commencing September 25, 2021, through the closing of an Initial Business Combination. For the three and nine months ended September 30, 2022, the Company recorded $37,500 and $112,500 of compensation for services provided, respectively. For the three months ended September 30, 2021, and for the period from January 27, 2021 (inception) through September 30, 2021, the Company did not incur fees for these services. As of September 30, 2022 and December 31, 2021, there was $50,000 and $0 due to the COS which is included in due to related party on the Company’s unaudited condensed Balance Sheets, respectively.

Forward Purchase Agreement

On September 21, 2021, the Company entered into a forward purchase agreement (“FPA”) pursuant to which certain affiliates of the Sponsor (“Kingstown”) agreed to purchase up to 5,000,000 forward purchase Class A ordinary shares (“Forward Purchase Shares”), for $10.00 per share, or an aggregate amount of up to $50,000,000, in a private placement that will close concurrently with the closing of an Initial Business Combination, subject to approval by the Kingstown investment committee. The proceeds from the sale of these Forward Purchase Shares, together with the amounts available to the Company from the Trust Account (after giving effect to any redemptions of Public Shares) and any other equity or debt financing obtained by the Company in connection with an Initial Business Combination, will be used to satisfy the cash requirements of an Initial Business Combination, including funding the purchase price and paying expenses and retaining specified amounts to be used by the post-Initial Business Combination company for working capital or other purposes. To the extent that the amounts available from the Trust Account and other financing are sufficient for such cash requirements, Kingstown may purchase less than 5,000,000 Forward Purchase Shares. In addition, Kingstown’s commitment under the FPA will be subject to approval of its investment committee prior to the closing of an Initial Business Combination. Accordingly, if Kingstown’s investment committee does not give its approval, Kingstown will not be obligated to purchase the Forward Purchase Shares. Further, the Company has the right, in its sole discretion, to reduce the amount of Forward Purchase Shares that Kingstown may purchase pursuant to the FPA. Pursuant to the terms of the FPA, Kingstown will have the option to assign its commitment to one of its affiliates. The Forward Purchase Shares will be identical to the Class A ordinary shares included in the Units sold in the Public Offering, except that they will be subject to transfer restrictions and registration rights.

The Company evaluated the FPA under ASC 480 and ASC 815-40 to determine the appropriate accounting treatment. The FPA does not meet the criteria to be classified as a liability under ASC 480. In addition, there is no net cash settlement feature and settlement will be in gross physical delivery of Class A ordinary shares; therefore, the FPA should be classified as equity. However, as the issuance of Forward Purchase Shares is contingent on several factors, including the consummation of an Initial, approval by the Kingstown board of directors, and the Company’s discretion, the Company will record the FPA when it becomes probable that the triggering events will occur.

INFLECTION POINT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022

Note 7 — Commitments and Contingencies

Registration Rights

The holders of the (i) Founder Shares, which were issued in a private placement prior to the closing of the IPO, (ii) Forward Purchase Shares, (iii) Private Placement Warrants which were issued in private placements simultaneously with the closing of the IPO and the Over-Allotment and the Class A ordinary shares underlying such Private Placement Warrants and (iv) warrants that may be issued upon conversion of Working Capital Loans and the Class A ordinary shares underlying such warrants will have registration rights to require the Company to register a sale of any of the Company’s securities held by them and any other securities of the Company acquired by them prior to the consummation of an Initial Business Combination pursuant to a registration rights agreement entered into in connection with the IPO. Pursuant to the registration rights agreement and assuming $1,500,000 of Working Capital Loans are converted into additional warrants, the Company will be obligated to register up to 21,588,750 Class A ordinary shares and 8,345,000 warrants. The number of Class A ordinary shares includes (i) 8,243,750 Class A ordinary shares to be issued upon conversion of the Founder Shares, (ii) 5,000,000 Forward Purchase Shares, (iii) 6,845,000 Class A ordinary shares underlying the Private Placement Warrants and (iv) 1,500,000 Class A ordinary shares underlying the warrants issuable upon conversion of Working Capital Loans. The number of warrants includes 6,845,000 Private Placement Warrants and 1,500,000 additional warrants issuable upon the conversion of Working Capital Loans. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of an Initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements. The Company evaluated the registration rights agreement in accordance with the guidance in ASC 825-20 “Registration Payment Arrangements,” ASC 470-20 “Debt with Conversion and Other Options,” and ASC 450 “Contingencies.” The registration rights agreement does not contain liquidating damages, penalty payment, or other cash settlement provisions resulting from delays in registering the Company’s securities. As such, there are no accounting implications that arise due to the registration rights.

At the Closing, the Company, the Sponsor and certain securityholders of Intuitive Machines will enter into an amended and restated registration rights agreement (the “A&R Registration Rights Agreement”), pursuant to which, among other things, the Sponsor and such securityholders will be granted certain customary registration rights, on the terms and subject to the conditions therein, with respect to securities of New Intuitive Machines that they will hold following the Proposed Business Combination.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the Effective Date to purchase up to an additional 4,500,000 Units to cover over-allotments, if any.

On September 24, 2021, the Company paid a cash underwriting discount of 2.0% per Unit, or $4,000,000, excluding the proceeds from the purchase of an aggregate of 10,000,000 Units by certain of our anchor investors. The Company paid an underwriting fee at the closing of the Over-Allotment of $595,000.

The Underwriting Agreement states that Citi will be entitled to a deferred underwriting discount of 3.5% of the gross proceeds of the Public Offering, or $11,541,250, held in the Trust Account upon the completion of an Initial Business Combination, which would be payable from the amounts held in the Trust Account solely in the event that we complete an Initial Business Combination, subject to the terms of the Underwriting Agreement.

Proposed Business Combination with Intuitive Machines

As more fully described in Note 1, the Company entered into a number of agreements as part of its Proposed Business Combination with Intuitive Machines. These agreements included but are not limited to the Business Combination Agreement, the Series A Purchase Agreement, the Cantor Purchase Agreement and Sponsor Purchase Agreement, each of which contained terms and conditions which commit the Company to certain obligations in the event the Proposed Business Combination is successful.

INFLECTION POINT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022

Note 8 — Shareholders’ Equity

Preference Shares

The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001 per share. At September 30, 2022 and December 31, 2021, there were no preference shares issued or outstanding.

Class A Ordinary Shares

The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. At September 30, 2022 and December 31, 2021, there were 1,386,989 Class A ordinary shares issued and outstanding, excluding 31,588,011 Class A ordinary shares subject to possible redemption.

Class B Ordinary Shares

The Company is authorized to issue 50,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders of the Class B ordinary shares are entitled to one vote for each ordinary share. On February 3, 2021, the Sponsor paid $25,000, or approximately $0.003 per share, to cover certain offering and formation costs in consideration for 7,187,500 Founder Shares. On March 5, 2021, the Company effected a 1.2 to 1 share recapitalization with respect to its Class B ordinary shares, resulting in the Sponsor holding an aggregate of 8,625,000 Founder Shares. Up to 1,125,000 Founder Shares were subject to forfeiture by the Sponsor depending on the extent to which the underwriters’ over-allotment option was exercised. On October 29, 2021, as a result of the partial exercise of the over-allotment option, the Sponsor forfeited 381,250 of these shares and the remaining Class B ordinary shares are no longer subject to forfeiture. At September 30, 2022 and December 31, 2021, there were 8,243,750 Class B ordinary shares issued and outstanding.

Prior to the closing of the Company’s Initial Business Combination, only holders of the Class B ordinary shares will be entitled to vote on continuing the Company in a jurisdiction outside the Cayman Islands (including any special resolution required to amend the constitutional documents of the Company or to adopt new constitutional documents of the Company, in each case, as a result of the Company approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands). On all other matters submitted to a vote of the Company’s shareholders, holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class except as required by law. Unless specified in the Company’s amended and restated memorandum and articles of association, or as required by applicable provisions of the Companies Act (As Revised) of the Cayman Islands or applicable stock exchange rules, the affirmative vote of a majority of the Company’s ordinary shares that are voted is required to approve any such matter voted on by its shareholders.

The Class B ordinary shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of the Initial Business Combination on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares or equity-linked securities are issued or deemed issued in connection with the Initial Business Combination, the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, 20% of the total number of Class A ordinary shares outstanding after such conversion (after giving effect to any redemptions of Public Shares by Public Shareholders), including the total number of Class A ordinary shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the Initial Business Combination (including the Forward Purchase Shares), excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in the Initial Business Combination and any Private Placement Warrants issued to the Sponsor, officers or directors upon conversion of working capital loans; provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

INFLECTION POINT ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022

Note 9 — Fair Value Measurements

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities).

The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at September 30, 2022 and December 31, 2021, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
Description	Level	September 30, 2022	December 31, 2021
Assets:
Marketable securities held in Trust Account	1	$331,742,611	$329,755,798

Note 10 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date the unaudited condensed financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited condensed financial statements.

On October 12, 2022 and October 21, 2022 the Company drew an additional $300,000 and $75,000 on the Working Capital Loan, as described in Note 6, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers and Unitholders
Intuitive Machines, LLC

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Intuitive Machines, LLC (a Texas limited liability company) and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, members’ equity, and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2021.

Houston, Texas
October 12, 2022

INTUITIVE MACHINES, LLC
CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	$29,289	$23,926
Restricted cash	62	62
Trade accounts receivable	3,390	702
Accounts receivable – affiliated companies	—	114
Contract assets	1,844	7,153
Prepaid and other current assets	1,186	448
Total current assets	35,771	32,405
Property and equipment, net	5,849	3,511
Operating lease right-of-use assets	1,829	2,123
Total Assets	$43,449	$38,039
LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accounts payable	$2,658	$11,898
Accounts payable – affiliated companies	218	61
Current maturities of long-term debt	12,108	1,220
Contract liabilities	49,629	32,210
Operating lease liabilities	514	448
Other current liabilities	3,292	1,211
Total current liabilities	68,419	47,048
Long-term liabilities
Long-term debt, net of current maturities	—	586
Contract liabilities	10,530	2,534
Operating lease liabilities	2,371	2,885
Simple Agreements for Future Equity (“SAFE agreements”)	13,973	—
Total Liabilities	95,293	53,053
Commitments and Contingencies (Note 14)
Equity
Common units, $0.00001 par value, unlimited units authorized, 122,500,000 units issued and outstanding at December 31, 2021 and 2020(1)	1	1
Paid in capital	14,337	14,168
Accumulated deficit	(66,182)	(30,534)
Total members’ equity (deficit)	(51,844)	(16,365)
Noncontrolling interest	—	1,351
Total liabilities and equity	$43,449	$38,039

____________

(1)      Prior period results have been adjusted to reflect the 1 – to – 100,000 unit split effective May 25, 2021. See Note 2, Unit Split, for details

See accompanying notes to consolidated financial statements.

INTUITIVE MACHINES, LLC
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except unit and per unit amounts)

Years Ended December 31,	2021	2020
Revenues	$72,550	$44,257
Operating expenses
Cost of revenues (excluding depreciation)	100,307	42,557
Depreciation	840	578
General and administrative expense (excluding depreciation)	9,291	5,515
Total operating expenses	110,438	48,650
Operating loss	(37,888)	(4,393)
Other income, net
Interest income (expense), net	(224)	73
Gain on extinguishment of debt	1,806	—
Change in fair value of SAFE agreements	527	—
Other income, net	133	—
Total other income, net	2,242	73
Loss before income taxes	(35,646)	(4,320)
Income tax expense	(2)	(8)
Net loss	$(35,648)	$(4,328)
Net loss attributable to non-controlling interest	—	(76)
Net loss attributable to Intuitive Machines, LLC	$(35,648)	$(4,252)

Loss per unit(1)
Basic	$(0.29)	$(0.03)
Diluted	$(0.29)	$(0.03)
Weighted-average number of units outstanding(1)
Basic	122,500,000	122,500,000
Diluted	122,500,000	122,500,000

____________

(1)      Prior period results have been adjusted to reflect the 1 – to – 100,000 unit split effective May 25, 2021. See Note 2, Unit Split, for details.

See accompanying notes to consolidated financial statements.

INTUITIVE MACHINES, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Years Ended December 31,	2021	2020
Cash flows from operating activities:
Net loss	$(35,648)	$(4,328)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	840	578
Gain on extinguishment of debt	(1,806)	—
Share-based compensation expense	318	—
Change in fair value of SAFE agreements	(527)	—
Net changes in operating assets and liabilities:
Trade accounts receivable	(2,687)	(313)
Accounts receivable – affiliated companies	114	(114)
Inventory	—	704
Contract assets	5,309	598
Prepaid expenses	(738)	935
Other assets, net	293	300
Accounts payable	(9,240)	10,345
Accounts payable – affiliated companies	157	(13)
Contract liabilities	25,416	(4,367)
Other liabilities	1,631	3,825
Net cash (used in) provided by operating activities	(16,568)	8,150
Cash flows from investing activities:
Purchase of property and equipment	(3,176)	(2,554)
Net cash used in investing activities	(3,176)	(2,554)
Cash flows from financing activities:
Proceeds from borrowings	12,170	1,806
Repayment of loans	(63)	(144)
Proceeds from SAFE agreements	13,000	—
Net cash provided by financing activities	25,107	1,662
Net increase in cash, cash equivalents, and restricted cash	5,363	7,258
Cash, cash equivalents, and restricted cash at beginning of period	23,988	16,730
Cash, cash equivalents, and restricted cash at end of period	29,351	23,988
Less restricted cash	62	62
Cash and cash equivalents at end of period	$29,289	$23,926

See accompanying notes to consolidated financial statements.

INTUITIVE MACHINES, LLC
CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY (DEFICIT)

(in thousands except unit data)

	Members’ Units		Paid in Capital	Accumulated Deficit	Noncontrolling Interest	Total
	Units	Amount
Balance, January 1, 2020(1)	122,500,000	$1	$14,168	$(26,282)	$1,427	$(10,686)
Net loss	—	—	—	(4,252)	(76)	(4,328)
Balance, December 31, 2020(1)	122,500,000	1	14,168	(30,534)	1,351	(15,014)
Share-based compensation expense	—	—	318	—	—	318
Investment in Intuitive Aviation	—	—	(149)	—	(1,351)	(1,500)
Net loss	—	—	—	(35,648)	—	(35,648)
Balance, December 31, 2021	122,500,000	$1	$14,337	$(66,182)	$—	$(51,844)

____________

(1)      Prior period results have been adjusted to reflect the 1 – to – 100,000 unit split effective May 25, 2021. See Note 2, Unit Split, for details.

See accompanying notes to consolidated financial statements.

Intuitive Machines, LLC
Notes to Consolidated Financial Statements

1. DESCRIPTION OF BUSINESS

Intuitive Machines, LLC. (the “Company”, “IM”, “Intuitive Machines”, “we” or “our”) designs, manufactures and operates space products and services. Intuitive Machine’s near-term focus is to create and operate space systems and space infrastructure on and in the vicinity of the Moon that serves utilization of its resources for both space and Earth and can support a sustainable human presence. IM is currently headquartered in Houston, Texas.

The Company is a pioneering space company opening new lunar economies to quench humanity’s thirst for knowledge through innovative solutions. Intuitive Machines has expertise in rocket engines, power, Guidance, Navigation & Control (GNC), rendezvous and proximity operations, human spaceflight, additive manufacturing, and communications. These systems and capabilities enable rapid transit to the Moon and other destinations beyond Earth’s orbit, and significant capability to the lunar surface.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

Basis of Presentation and Consolidation

The Company’s consolidated financial statements as of and for the year ended December 31, 2021 and 2020 include the accounts of Intuitive Machines, the accounts of Intuitive Aviation Inc. (“IA” or “Intuitive Aviation”), which is a wholly owned subsidiary as of December 31, 2021 and a variable interest entity (“VIE”) for which we were the primary beneficiary as of December 31, 2020, and the accounts of Space Network Solutions, LLC (“SNS” or “Space Network Solutions”), a VIE for which we are the primary beneficiary. See Note 16 — Variable Interest Entities for further information. All intercompany balances and transactions have been eliminated in consolidation.

Immaterial Corrections to Previously Issued Financial Statements

Subsequent to the issuance of its 2021 consolidated financial statements, the Company identified a SAFE agreement, executed in 2021, that was excluded from the consolidated financial statements and related footnotes as of and for the year ended December 31, 2021. See Note 8 — SAFE agreements for further information.

The Company assessed the materiality of the errors in its historical annual consolidated financial statements in accordance with Accounting Standards Codification (“ASC”) 250, Accounting Changes and Error Corrections, and concluded that the errors were not material to the previously issued consolidated financial statements for the year ended December 31, 2021. The Company corrected for these immaterial errors by revising previously issued 2021 consolidated financial statements. A summary of the effect of the immaterial corrections on the consolidated financial statements as of and for the year ended December 31, 2021 is as follows (in thousands):

Consolidated Balance Sheet

As of December 31, 2021	As reported	Corrections	As corrected
Simple Agreements for Future Equity (“SAFE agreements”)	$12,284	$1,689	$13,973
Total Liabilities	93,604	1,689	95,293
Paid in capital	14,486	(149)	14,337
Accumulated deficit	(65,993)	(189)	(66,182)
Noncontrolling interest	1,351	(1,351)	—
Total Members’ Equity (Deficit)	$(50,155)	$(1,689)	$(51,844)

Consolidated Statement of Operations

For the year ended December 31, 2021	As reported	Corrections	As corrected
Change in fair value of SAFE agreements	$716	$(189)	$527
Net Loss	$(35,459)	$(189)	$(35,648)

Intuitive Machines, LLC
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (cont.)

Consolidated Statement of Cash Flows

For the year ended December 31, 2021	As reported	Corrections	As corrected
Net loss	$(35,459)	$(189)	$(35,648)
Change in fair value of SAFE agreements	$(716)	$189	$(527)

Consolidated Statement of Members’ Equity (Deficit)

As of December 31, 2021	As reported	Corrections	As corrected
Paid in capital	$14,486	$(149)	$14,337
Accumulated deficit	(65,993)	(189)	(66,182)
Noncontrolling interest	$1,351	$(1,351)	$—

Use of Estimates

The preparation of our consolidated financial statements in conformity with United States generally accepted accounting principles (“GAAP”) requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Due to the inherent uncertainty involved in making estimates, actual results could differ from those estimates.

The Company bases its estimates and assumptions on historical experience, other factors, including the current economic environment and on various other judgments that it believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Unit Split

On May 25, 2021, in accordance with the amended and restated LLC agreement, Class A Unit Interests increased by a multiple of one hundred thousand (100,000) or 1 to 100,000 unit (the “Unit Split”). The Class A members and their respective unit interests uniformly increased. Unless otherwise indicated, all share and per share amounts presented herein have been retroactively adjusted to reflect the impact of the Unit Split.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker (“CODM”) in making decisions regarding resource allocation and assessing performance. All of the Company’s assets are maintained in the United States. The Company has determined that it operates in one operating segment and one reportable segment, as the CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources and evaluating financial performance.

Certain Significant Risks and Uncertainties

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. By their nature, all such financial instruments involve risks, including the credit risk of nonperformance by counterparties. The Company generally does not require collateral to support the obligations of the counterparties and cash levels held at banks are more than federally insured limits. The Company limits its exposure to credit loss by maintaining its cash and cash equivalents with highly rated financial institutions. The Company has not experienced material losses on its deposits of cash and cash equivalents.

The Company monitors the creditworthiness of its customers to whom it grants credit terms in the normal course of its business. The Company evaluates the collectability of its accounts receivable based on known collection risks and historical experience. In circumstances where the Company is aware of a specific customer’s inability to meet its

Intuitive Machines, LLC
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (cont.)

financial obligations to the Company (e.g., bankruptcy filings, substantial downgrading of credit ratings), the Company records a specific allowance for expected credit losses against amounts to reduce the net recognized receivable to the amount it reasonably believes will be collected and revenue recognition is deferred until amount is collected and contract completed. For all other customers, the Company records allowances for credit losses based on the specific analysis of the customer’s ability to pay on an as needed basis.

Major customers are defined as those individually comprising more than 10% of revenues. For the year ended December 31, 2021, there was one major customer that accounted for 83% of the Company’s total revenues. The largest customer did not have any accounts receivable, while two other customers accounted for 40% and 30% of the accounts receivable balance as of December 31, 2021. For the year ended December 31, 2020, there was one major customer that accounted for 86% of the Company’s total revenues. The largest customer accounted for 20% of accounts receivable, while three other customers accounted for 19%, 15% and 12% of the accounts receivable balance as of December 31, 2020.

Major suppliers are defined as those individually comprising more than 10% of the annual goods or services purchased. For the years ended December 31, 2021 and 2020, the Company had one major supplier representing 42% and 47% of goods and services purchased, respectively. As of December 31, 2021, the largest supplier did not have any accounts payable, while two other suppliers accounted for 17% and 13% of the accounts payable balance. As of December 31, 2020, the largest supplier accounted for 87% of the accounts payable balance.

The worldwide spread of COVID-19 has created significant global economic uncertainty and resulted in a global slowdown of economic activity which has decreased demand for a broad variety of goods and services, while also disrupting sales channels, marketing activities and general business operations for an unknown period until the disease is contained. At this point, the extent to which COVID-19 may impact our future financial condition or results of operations is uncertain, and as of the date of issuance of these financial statements, the Company is not aware of any specific event or circumstance that would require us to update our estimates, judgments or adjust the carrying value of our assets or liabilities. These estimates may change as new events occur and additional information is obtained and will be recognized in the financial statements as soon as they become known.

Liquidity and Going Concern

The audited consolidated financial balance sheets as of and for the years ended December 31, 2021 and 2020 and related notes (collectively referred to as the “consolidated financial statements”) were prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.

We have incurred operating losses and negative cash flows from operations in recent years primarily associated with the production of our proprietary lunar lander vehicles and the costs of delivering the vehicles, and designated payloads, under commercial lunar payload services contracts with NASA. Certain of these contracts have become loss contracts due to the constraint of variable consideration and higher than expected contract costs that have exceeded the current contract price. Additionally, we have incurred higher general and administrative expenses as a result of our recent growth and expansion of our business operations, including increased headcount and expanded corporate functions, higher proposal and bidding activity, and higher fees for professional services. We may need to evaluate additional avenues to raise capital through both debt and equity to fund our future business plans including restructuring our Credit Facility and issuance of equity securities to raise equity capital. These conditions raise substantial doubt about our ability to continue as a going concern as of December 31, 2021.

The Company has historically funded its operations through internally generated cash on hand, proceeds from sales of our capital stock including the execution of SAFE agreements, and our proceeds from the issuance of bank debt. As of December 31, 2021, we had approximately $29.3 million in cash and cash equivalents and our outstanding indebtedness was approximately $12.1 million, consisting primarily of approximately $12.0 million in an outstanding

Intuitive Machines, LLC
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (cont.)

credit mobilization facility and $0.1 million related to the First Issuance Finance Loan. As of September 30, 2022, we had approximately $9.0 million in cash and cash equivalents and our outstanding indebtedness was approximately $20 million. Our ability to internally generate sufficient cash in the future is dependent upon our ability to compete for and win new contracts, execute both new and existing contracts in a profitable manner, and manage the overall costs of operating our business.

We have considered several key factors related to changing conditions impacting our ability to continue as a going concern such as the restructuring of our Credit Facility, our current and forecasted cash balances, and a proposed business combination to fund our business operations.

In connection therewith, and as discussed further in Note 17, we entered into the Second Amended and Restated Loan Agreement with Live Oak Banking Company which provided an $8.0 million mobilization credit facility and extended the maturity date of our existing $12.0 million mobilization credit facility. We have evaluated our existing and forecasted cash balances and believe the cash generated from our current backlog of contracts, coupled with certain contract modifications will be sufficient to fund operating and capital expenditures in the near term. Although our forecasted cash balances include estimated cash flows from certain contract modifications that have not yet been awarded, we believe we will successfully negotiate these favorable modifications because of our unique capabilities and design architecture that satisfy the customers’ complex requirements and specifications of the anticipated scope of work. We have historically been successful in winning and executing work with this customer and are in advanced stages of negotiating these modifications.

We believe the funds expected to be generated from these actions alleviate the substantial doubt about our ability to continue as a going concern. This evaluation is based on relevant conditions and events that are currently known or reasonably knowable, as of October 12, 2022.

As further described in Note 17, we entered into a business combination agreement on September 16, 2022 with Inflection Point Acquisition Corp., a publicly traded special purpose acquisition company. Following the fulfilment of customary closing conditions and the required approval by Inflection Point’s shareholders in the first quarter of 2023, we expect to complete the merger and receive between $88.5 million to $339.3 million in cash, depending upon the redemption rate of the Inflection Point Acquisition Corp. shareholders in the transaction. Business combinations are not considered probable of occurring until the transaction closes and as such, we have not considered it in determining out ability to continue as a going concern.

Cash and Cash Equivalents

The Company considers cash, time deposits and other highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

Restricted Cash

Restricted cash consists of cash not readily available for general purpose cash needs. Restricted cash relates to cash held at commercial banks to support credit accounts. Restricted cash serving as collateral will be released upon full repayment of the credit account.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are recorded at the invoiced amount and unbilled receivable, less an allowance for any potential expected uncollectible amounts and do not bear interest. The Company estimates allowance for credit losses based on the credit worthiness of each customer, historical collections experience and other information, including the aging of the receivables. The Company writes off accounts receivable against the allowance for credit losses when a balance is unlikely to be collected. As of December 31, 2021, and 2020, we did not have an allowance for credit losses.

Intuitive Machines, LLC
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (cont.)

Inventory

Inventory consists of work in process drone inventory carried at the lower of cost or net realizable value, generally using the average cost method. Net realizable value means estimated selling price in the ordinary course of business, less reasonably predictable cost of completion, disposal, and transportation. For the years ended December 31, 2021 and 2020, we recognized an inventory write-down totaling $0 and $704 thousand, respectively. This charge is included in Cost of revenues in the consolidated statement of operations.

Prepayments and Other Current Assets

Prepaid and other current assets primarily consist of prepaid service fees, security deposits and other general prepayments.

Property and Equipment, Net

Property and equipment, net are stated at cost, less accumulated depreciation. Property and equipment which are not in service are classified as construction-in-process.

Depreciation is computed using the straight-line method over the following estimated useful lives of assets:

Asset	Useful Life
Leasehold Improvements	1 – 7 years
Vehicles and Trailers	3 – 5 years
Computers and software	3 years
Furniture and fixtures	5 years
Machinery and Equipment	3 – 7 years

Expenditures for maintenance and repairs that do not extend the useful lives of property and equipment are recognized as expenses when incurred. Upon retirement or sale of assets, the cost and related accumulated depreciation and amortization is written off. No material gains or losses related to the sale of assets have been recognized in the accompanying consolidated statements of operations.

Long-Lived Assets

Long-lived assets consist of property and equipment, net, and are reviewed for impairment whenever events or changes in circumstances indicate the carrying value of the long-lived asset may not be recoverable. Recoverability is measured by comparing the carrying value of a long-lived asset to the future undiscounted cash flows that the long-lived asset is expected to generate from use and eventual disposition. An impairment loss will be recognized if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. No impairment charges were recorded for the years ended December 31, 2021 and 2020.

Operating Lease Liabilities and Right-of-Use Assets

We determine whether a contract is or contains a lease when we have the right to control the use of the identified asset in exchange for consideration. Lease liabilities and right-of-use assets (“ROU assets”) are recognized at the commencement date based on the present value of lease payments over the lease term. We use our incremental borrowing rate in the calculation of present value unless the implicit rate can be readily determined, however, the lease liability associated with leases calculated using implicit rates is not significant. Certain leases include provisions for the renewal or termination. We only consider fixed payments and those options that are reasonably certain to be exercised in the determination of the lease term and the initial measurement of lease liabilities and ROU assets. The Company had two operating leases during the years ended December 31, 2021 and 2020. Expense for operating lease

Intuitive Machines, LLC
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (cont.)

payments is recognized as lease expense on a straight-line basis over the lease term. We do not separate lease and non-lease components of a contract. Operating lease ROU assets are presented within Operating lease right-of-use assets on our consolidated balance sheet. See Note 5 — Leases for further disclosures and information on leases.

Fair Value Measurements

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, trade receivables, trade payables, amounts receivable or payable to related parties and long-term debt. The carrying amount of cash and cash equivalents, trade receivables, trade payables and receivables and payables from affiliates approximates fair value because of the short-term nature of the instruments. The fair value of debt approximates its carrying value because the cost of borrowing fluctuates based upon market conditions.

We utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. We estimate fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which is categorized in one of the following levels:

•        Level 1: Quoted prices for identical instruments in active markets.

•        Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable; and

•        Level 3: Significant inputs to the valuation model are unobservable.

General and Administrative Expense

General, selling, and administrative expenses consist of human capital related expenses for employees involved in general corporate functions, including executive management and administration, accounting, finance, tax, legal, information technology, marketing, and human resources; rent relating to the Company’s office space; professional fees and other general corporate costs. Human capital expenses primarily include salaries and benefits.

Revenue Recognition

Most of our revenues are from long-term contracts associated with the engineering services for the research, design, development, manufacturing, integration and sustainment of advanced technology aerospace systems. Revenue is measured based on the amount of consideration specified in a contract with a customer. Revenue is recognized when and as our performance obligations under the terms of the contract are satisfied which generally occurs with the transfer of services to the customer. For each long-term contract, we determine the transaction price based on the consideration expected to be received. We allocate the transaction price to each distinct performance obligation to deliver a good or service, or a collection of goods and/or services, based on the relative standalone selling prices.

Contract Combination

To determine the proper revenue recognition method for contracts, we evaluate whether two or more contracts should be combined and accounted for as one single contract and whether the combined or single contract should be accounted for as more than one performance obligation. This evaluation requires judgment and the decision to combine a group of contracts or separate a combined or single contract into multiple performance obligations could change the amount of revenue and profit recorded in each period. Contracts are considered to have a single performance obligation if the

Intuitive Machines, LLC
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (cont.)

promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts primarily because we provide a significant service of integrating a complex set of tasks and components into a single project or capability.

Contract Types

The Company performs work under contracts that broadly consist of fixed-price, time and materials or a combination of the two. Pricing for all customers is based on specific negotiations with each customer.

For most of our business, where performance obligations are satisfied due to the continuous transfer of control to the customer, revenue is recognized over time. Where the customer contracts with us to provide a significant service of integrating a complex set of tasks and components into a single project or capability, those contracts are accounted for as single performance obligations. We recognize revenue generally using the cost-to-cost method, based primarily on contract costs incurred to date compared to total estimated contract costs at completion. This method is deemed appropriate in measuring performance towards completion because it directly measures the value of the goods and services transferred to the customer. Billing timetables and payment terms on our contracts vary based on a few factors, including the contract type. Typical payment terms under fixed-price contracts provide that the customer pays either performance-based payment based on the achievement of contract milestones or progress payments based on a percentage of costs we incur.

For a small portion of our business, where we have the right to consideration from the customer in an amount that corresponds directly with the value received by the customer based on our performance to date, revenue is recognized when services are performed and contractually billable. Under the typical payment terms of our services contracts, amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., weekly, biweekly, or monthly) or upon achievement of contractual milestones.

Contract Costs

Contract costs include all direct materials, labor and subcontractor costs and an allocation of indirect costs related to contract performance. Customer-furnished materials are included in both contract revenue and cost of revenue when management concludes that the company is acting as a principal rather than as an agent. Revenue for uninstalled materials is recognized when the cost is incurred and control is transferred to the customer, which revenue is recognized using the cost-to-cost method. Certain costs associated with significant long-term service arrangements are capitalized and amortized across the life of the contract. Capitalized contract costs primarily relate to prepaid pre-launch integration and engineering services and launch services subcontracted with a third-party. Pre-launch integration and engineering services and launch services are capitalized and amortized over the term of the contract on a systematic basis that is consistent with the transfer of the goods and services to our end customer. Project mobilization costs are generally charged to the project as incurred when they are an integrated part of the performance obligation being transferred to the client. Costs to obtain a contract are expensed as incurred unless they are expected to be recovered from the customer.

Variable Consideration

It is common for our contracts to contain variable consideration in the form of award fees, incentive fees, performance bonuses, liquidated damages or penalties that may increase or decrease the transaction price. These variable amounts generally are awarded upon achievement of certain performance metrics, program milestones or targets and can be based on customer discretion. We estimate the amount of variable consideration based on a weighted probability or the most likely amount to which we expect to be entitled. Variable consideration is included in the transaction price when it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether to include such amounts in the transaction price are based largely on our assessment of legal enforceability, anticipated performance, and any other information (historical, current or forecasted) that is reasonably available to us.

Intuitive Machines, LLC
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (cont.)

Contract Estimates and Modifications

Due to the nature of the work required to be performed on many of our performance obligations, the estimation of total revenue and cost at completion is complex and subject to many variables and requires significant judgment. As a significant change in estimated total revenue and cost could affect the profitability of our contracts, we routinely review and update our contract-related estimates through a disciplined project review process in which management reviews the progress and execution of our performance obligations and the estimate at completion. As part of this process, management reviews information including, but not limited to, outstanding contract matters, progress towards completion, program schedule and the associated changes in estimates of revenues and costs. Management must make assumptions and estimates regarding the availability and productivity of labor, the complexity of the work to be performed, the availability and cost of materials, the performance of subcontractors and the availability and timing of funding from the customer, along with other risks inherent in performing services under all contracts where we recognize revenue over time using the cost-to-cost method.

We typically recognize changes in contract estimates on a cumulative catch-up basis in the period in which the changes are identified. Such changes in contract estimates can result in the recognition of revenue in a current period for performance obligations which were satisfied or partially satisfied in prior period. Changes in contract estimates may also result in the reversal of previously recognized revenue if the current estimate differs from the previous estimate. If at any time the estimate of contract profitability indicates an anticipated loss on the contract, we recognize the total loss in the period it is identified. For the year ended December 31, 2021, there was a $12.2 million cumulative loss adjustment related to a change in estimated costs at completion related to schedule delays and increased material costs which is included in the total net losses of $31.5 million as further disclosed in Note 3. For the year ended December 31, 2020, there were no significant cumulative adjustments to revenue.

Contracts are often modified to account for changes in contract specifications and requirements. Most of our contract modifications are for goods or services that are not distinct from existing contracts due to the significant integration provided in the context of the contract and are accounted for as if they were part of the original contract. The effect of a contract modification on the transaction price and our measure of progress for the performance obligation to which it relates, is recognized as an adjustment to revenue (either as an increase in or a reduction of revenue) on a cumulative catch-up basis. We account for contract modifications prospectively when the modification results in the promise to deliver additional goods or services that are distinct and the increase in price of the contract is for the same amount as the stand-alone selling price of the additional goods or services included in the modification.

Unbilled Receivables and Deferred Revenue

Billing practices are governed by the contract terms of each project based upon costs incurred, achievement of milestones or predetermined schedules. Billings do not necessarily correlate with revenue recognized over time using the cost-to-cost method. Unbilled receivables (contract assets) include unbilled amounts typically resulting from revenue under long-term contracts when the cost-to-cost method of revenue recognition is utilized, and revenue recognized exceeds the amount billed to the customer. Deferred revenue (contract liabilities) consists of advance payments and billings in excess of revenue recognized. Our unbilled receivables and deferred revenue are reported in a net position on a contract-by-contract basis at the end of each reporting period.

The payment terms of our contracts from time to time require the customer to make advance payments as well as interim payments as work progresses. The advance payment generally is not considered to contain a significant financing component as we expect to recognize those amounts in revenue within a year of receipt as work progresses on the related performance obligation.

Intuitive Machines, LLC
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (cont.)

Income Taxes

Intuitive Machines

Intuitive Machines has elected to be treated as a partnership for income tax purposes. Partnerships are not subject to U.S. federal income taxes. Rather, the partnership’s taxable income flows through to the owners, who are responsible for paying the applicable income taxes on the income allocated to them. Accordingly, no provision for federal income taxes has been recorded for Intuitive Machines, LLC. However, the Company is subject to Texas Margin Taxes. The Company recorded $2 thousand and $8 thousand for the years ended December 31, 2021 and 2020, respectively, in income tax expense in the accompanying Financial Statements on the consolidated statements of operations.

Intuitive Machines is subject to partnership audit rules enacted as part of the Bipartisan Budget Act of 2015 (“the Centralized Partnership audit Regime”). Under the Centralized Partnership Audit Regime, any Internal Revenue Service (“IRS”) audit of Intuitive Machines would be conducted at the Company level, and if the IRS determines an adjustment, the default rule is that Intuitive Machines would pay an “imputed underpayment” including interest and penalties, if applicable. Intuitive Machines may instead elect to make a “push-out” election, in which case the partners for the year that is under audit would be required to take into account the adjustments on their own personal or business tax returns. If Intuitive Machines receives an imputed underpayment, a determination will be made based on the relevant facts and circumstances that exist at that time to allocate such imputed underpayment to each partner based on their specific share of such imputed underpayment. Any payments that Intuitive Machines ultimately makes on behalf of its current partners will be reflected as a distribution, rather than tax expense, at the time that such distribution is declared.

Intuitive Aviation

Intuitive Aviation is a corporation for tax purposes and is subject to U.S. federal income taxes. Accordingly, provision for income taxes has been recorded for Intuitive Aviation, Inc. We use the asset and liability method of accounting for income taxes for Intuitive Aviation. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss (“NOL”) and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in the results of operations in the period that includes the enactment date. The realizability of deferred tax assets is evaluated quarterly based on a “more likely than not” standard and, to the extent this threshold is not met, a valuation allowance is recorded.

We have determined that there are not any tax positions outstanding that would fail to meet a “more likely than not” standard, and therefore there have not been any uncertain tax positions identified.

Space Network Solutions

Space Network Solutions has elected to be treated as a partnership for income tax purposes. Partnerships are not subject to U.S. federal income taxes. Rather, the partnership’s taxable income flows through to the owners, who are responsible for paying the applicable income taxes on the income allocated to them. Accordingly, no provision for federal income taxes has been recorded for Space Network Solutions, LLC. However, Space Network Solutions is subject to Texas Margin Taxes. The Company recorded $0 for the years ended December 31, 2021 and 2020 in income tax expense in the accompanying Financial Statements on the consolidated statements of operations.

Space Network Solutions is subject to partnership audit rules enacted as part of the Bipartisan Budget Act of 2015 (“the Centralized Partnership audit Regime”). Under the Centralized Partnership Audit Regime, any Internal Revenue Service (“IRS”) audit of Space Network Solutions would be conducted at the Company level, and if the IRS determines an adjustment, the default rule is that Space Network Solutions would pay an “imputed underpayment” including interest and penalties, if applicable. Space Network Solutions may instead elect to make a “push-out” election, in which

Intuitive Machines, LLC
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (cont.)

case the partners for the year that is under audit would be required to take into account the adjustments on their own personal or business tax returns. If Space Network Solutions receives an imputed underpayment, a determination will be made based on the relevant facts and circumstances that exist at that time to allocate such imputed underpayment to each partner based on their specific share of such imputed underpayment. Any payments that Space Network Solutions ultimately makes on behalf of its current partners will be reflected as a distribution, rather than tax expense, at the time that such distribution is declared.

The Company follows the guidance of ASC Topic 740, Income Taxes. Interest and penalties associated with tax positions are recorded in the period assessed as general and administrative expenses. The open tax years for the Company’s tax returns include 2019 through 2021 for state and federal reporting purposes.

Unit-Based Compensation

We recognize all unit-based awards to employees and directors as unit-based compensation expense based upon their fair values on the date of grant.

We estimate the fair value of unit-based payment awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as an expense during the requisite service periods. We have estimated the fair value for each option award as of the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model considers, among other factors, the expected life of the award and the expected volatility of our unit price. We recognize the unit-based compensation expense over the requisite service period using the straight-line method for service condition only awards, which is generally a vesting term of five years. Forfeitures are accounted for in the period in which they occur.

Accounting Principles Not Yet Adopted

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740), which removes specific exceptions to the general principles in ASC Topic 740 related to the incremental approach for intra-period tax allocation, accounting for basis differences for ownership changes in foreign investments and interim period income tax accounting for year-to-date losses that exceed anticipated losses. The ASU also improves financial statement preparers’ application of income tax-related guidance and simplifies GAAP for franchise taxes that are partially based on income, transactions with a government that result in a step up in the tax basis of goodwill, separate financial statements of legal entities that are not subject to tax and enacted changes in tax laws in interim periods. For private entities, this ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within those years. Early adoption is permitted. We are currently evaluating the impact the adoption of this standard would have on our financial condition, results of operations, and cash flows.

In October 2020, the FASB issued ASU 2020-10, Codification Improvements, which removes references to various FASB Concepts Statements, properly situates all disclosure guidance in the appropriate disclosure section of the Codification as well as makes other improvements and technical corrections to the Codification that are not expected to have a significant effect on current accounting practice. The changes of this ASU are effective for annual periods beginning after December 15, 2021. We do not expect the adoption of ASU 2020-10 to have a material impact on our financial condition, results of operations, or cash flows.

Accounting Principles Recently Adopted

Effective in June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU requires expected credit losses on financial instruments to be recorded over the estimated life of the financial instrument. Prior to this ASU, the guidance required recording of credit losses when those losses were incurred. While the changes of this ASU are not effective for the Company until 2023, we adopted ASU 2016-13 on January 1, 2021 and the adoption of this ASU did not have a material impact on our financial condition, results of operations, and cash flows.

Intuitive Machines, LLC
Notes to Consolidated Financial Statements

3. REVENUE

Disaggregated Revenues

We disaggregate our revenues from contracts with customers by contract type. The following tables provide information about disaggregated revenue for the years ended December 31, 2021 and 2020 (in thousands):

	Year Ended December 31, 2021
Revenue by Contract Type	2021		2020
Fixed price	$68,487	94%	$41,351	93%
Time and materials	4,063	6%	2,906	7%
	$72,550	100%	$44,257	100%

Contract Assets and Liabilities

Contract assets primarily relate to deferred contract costs for subcontracted launch services, as well as work completed for performance obligations that are satisfied over time. Contract assets are recorded in deferred contract costs and unbilled receivables on our consolidated balance sheets. Contract assets related to deferred contract costs are amortized straight-line across the life of the long-term service arrangement. Contract assets related to work completed for performance obligations that are satisfied over time are transferred to receivables when the right to consideration becomes unconditional. Contract liabilities relate to billings or consideration received in advance of performance (obligation to transfer goods or services to a customer) under the contract as well as provisions for loss contracts. Contract liabilities are recognized as revenue when the performance obligation has been performed. Current contract liabilities are recorded in current and long-term deferred revenue and other current and long-term liabilities on our consolidated balance sheets.

The following table presents contract assets as of December 31, 2021 and 2020 (in thousands):

	As of December 31,
Contract Assets	2021	2020
Deferred contract costs	$1,800	$7,049
Unbilled receivables	44	104
Total	$1,844	$7,153

For the years ended December 31, 2021 and 2020, amortization expense associated with deferred contract costs for subcontracted launch services was $45.7 million and $20 million, respectively.

The following table presents contract liabilities as of December 31, 2021 and 2020 (in thousands):

Contract Liabilities	As of December 31,
	2021	2020
Contract liabilities – current
Deferred revenue	$31,644	$27,965
Contract loss provision	12,001	4,245
Accrued launch costs	5,984	—
Total contract liabilities – current	49,629	32,210
Contract liabilities – long-term
Deferred revenue	—	2,534
Contract loss provision	10,530	—
Total contract liabilities – long-term	10,530	2,534
Total contract liabilities	$60,160	$34,744

Revenue recognized from amounts included in contract liabilities at the beginning of the period was $30.5 million and $26.7 million for the years ended December 31, 2021 and 2020, respectively.

Intuitive Machines, LLC
Notes to Consolidated Financial Statements

3. REVENUE (cont.)

Loss Contracts

In the years ended December 31, 2021 and 2020, we recorded $31.5 million and $0.3 million in net losses, respectively, related to seven contracts. Contract losses are a result of constraining variable consideration and estimated contract costs exceeding current contract price.

As of December 31, 2021, the status of these seven loss contracts were as follows:

•        The first contract, for commercial lunar payload services, became a loss contract in 2019 due to constraint of variable consideration. Variable consideration has been constrained to $0 from a total potential amount of $8.1 million, in accordance with ASC 606-10-50-15. In 2021, a change in estimated contract costs resulted in an additional $11.7 million contract loss. As of December 31, 2021, and 2020, this contract was approximately 83% complete and 62% complete, respectively. The contract is anticipated to be 100% complete as of December 31, 2022. As of December 31, 2021 and 2020, the reserve for estimated contract losses recorded in other current liabilities in our Consolidated Balance Sheets was $3.9 million and $4.1 million, respectively.

•        The second contract, for commercial lunar payload services, became a loss contract in 2021 due to constraint of variable consideration and estimated contract costs exceeding current contract price. Variable consideration has been constrained to $0 from a total potential amount of $7.8 million, in accordance with ASC 606-10-50-15. The total contract loss accrued at inception was approximately $19.3 million. As of December 31, 2021, this contract was approximately 4% complete. The contract is anticipated to be 45% complete and 89% complete as of December 31, 2022 and 2023, respectively. As of December 31, 2021, the reserve for estimated contract losses recorded in other current liabilities and other liabilities in our Consolidated Balance Sheets was $18.5 million.

•        The remaining five contracts are individually immaterial. Five of the contracts, for commercial lunar payload services, became loss contracts in 2020 due to constraint of variable consideration. One of the contracts, for commercial lunar payload services, became a loss contract in 2021 due to constraint of variable consideration. Variable consideration has been constrained to $0 from a total potential amount of $0.1 million, in accordance with ASC 606-10-50-15. In 2021, a change in estimated contract costs resulted in an additional $0.5 million loss. As of December 31, 2021, these contracts ranged from approximately 50% to 100% complete. The contracts are anticipated to be approximately 100% complete as of December 31, 2022. As of December 31, 2021 and 2020, the reserve for estimated contract losses recorded in other current liabilities in our Consolidated Balance Sheets was $0.1 million and $0.2 million, respectively.

Remaining Performance Obligations

Remaining performance obligations represent the remaining transaction price of firm orders for which work has not been performed and excludes unexercised contract options. As of December 31, 2021, the aggregate amount of the transaction price allocated to remaining fixed price performance obligations was $140.8 million. The Company expects to recognize revenue on approximately 70-75% of the remaining performance obligations over the next 12 months, 20-25% recognized in 2023 and the remaining thereafter. Remaining performance obligations do not include variable consideration that was determined to be constrained as of December 31, 2021.

For time and materials contracts, we have adopted the practical expedient that allows us to recognize revenue based on our right to invoice; therefore, we do not report unfulfilled performance obligations for time and materials agreements.

Intuitive Machines, LLC
Notes to Consolidated Financial Statements

4. PROPERTY AND EQUIPMENT, NET

As of December 31, 2021, and 2020, property and equipment, net consisted of the following:

	As of December 31,
	2021	2020
	(In thousands)
Leasehold improvements	$1,527	$1,520
Vehicles and trailers	129	118
Computers and software	1,306	733
Furniture and fixtures	766	765
Machinery and equipment	1,962	1,695
Construction in progress	2,282	20
	7,972	4,851
Less accumulated depreciation and amortization	(2,123)	(1,340)
Property and equipment, net	$5,849	$3,511

Total depreciation related to property and equipment for the years ended December 31, 2021 and 2020 was $840 thousand and $578 thousand, respectively.

As of December 31, 2021, and 2020, the Company pledged property and equipment with net book value of approximately $4.7 million and $2.2 million, respectively, as security for its comprehensive credit facilities with Live Oak Bank.

The Company capitalized interest in connection with construction in progress of $33 thousand and $0 for the years ended December 31, 2021 and 2020, respectively.

5. LEASES

Under ASC 842, a contract is or contains a lease when, (1) explicitly or implicitly identified assets have been identified in the contract and (2) the customer obtains substantially all of the economic benefits from the use of that underlying asset and directs how and for what purpose the asset is used during the term of the contract. The Company will determine if an arrangement is a lease at inception of the contract. For all leases (finance and operating leases), we recognize as of the lease commencement date on the balance sheet a liability for our obligation related to the lease and a corresponding asset representing our right to use the underlying asset over the period of use. Leases with an initial term of 12 months or less meet the definition of a short-term lease which, as an accounting policy election, are not recorded on the balance sheet; and the lease expense for these leases is recognized on a straight-line basis over the lease term.

The lease liability for each lease is recognized on the basis of present value of the lease payments not yet paid at the commencement date of the lease. The ROU asset for each lease is recorded at the amount equal to the initial measurement of lease liability, adjusted for balances of prepaid rent, lease incentives received and initial direct costs incurred.

When readily determinable, the discount rate used to calculate the lease liability is the rate implicit in the lease. Otherwise, we use our incremental borrowing rate based on the information available at lease commencement date. For all of the Company’s leases active during the year, we have used the incremental borrowing rate for the calculation of lease liability. The Company’s incremental borrowing rate is based on the Company’s estimate of the rate of interest the Company would have to pay to borrow on a fully collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment.

When determining lease term, the Company considers renewal options that the Company is reasonably certain to exercise and termination options that the Company is reasonably certain not to exercise, in addition to the non-cancellable period of the lease.

Intuitive Machines, LLC
Notes to Consolidated Financial Statements

5. LEASES (cont.)

For operating leases, expense is generally recognized on a straight-line basis over the lease term. For finance leases, interest on lease liability is recognized using the effective interest method, while the right-of-use asset is amortized on a straight-line basis, from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

The Company leases real estate for office space and for administrative, research, marketing and light manufacturing operations of the Lessee’s aerospace related research and development business under operating leases. There are no finance leases.

The Company has two real estate leases with lease terms ranging from 111 months to 115 months, with one lease containing an option to extend and both lease containing option to terminate the lease without cause at the option of lessee. Further, one lease has entered into an Amendment to modify the terms and conditions along with the extension of the premises and is accounted for as a lease modification not treated as separate contract.

The Company’s real estate leasing agreements include terms requiring the Company to reimburse the lessor for its share of real estate taxes, insurance, operating costs and utilities which the Company accounts for as variable lease costs when incurred since the company has elected to not separate lease and non-lease components, and hence are not included in the measurement of lease liability. For the years ended December 31, 2021 and 2020, there were no significant variable lease costs. There are no restrictions or covenants imposed by any of the leases, and none of the Company’s leases contain material residual value guarantees.

The components of total lease expense are as follows (in thousands):

	December 31,
	2021	2020
Operating lease cost	$478	$478
Total lease cost	$478	$478

The components of supplemental cash flow information related to operating leases are as follows (in thousands):

	December 31,
	2021	2020
Cash paid (received) for amounts included in the measurement of lease liabilities:
Cash flow from operating activities	$633	$(645)
Weighted Average Lease Term (months)	59	75
Weighted average discount rate	6.00%	6.00%

The Company recorded $0 and $1.5 million in property and equipment related to reimbursable leasehold improvement costs incurred as of December 31, 2021 and 2020 respectively.

The supplemental balance sheet information related to operating leases for the period is as follows (in thousands):

	December 31,
	2021	2020
Long-term right-of-use assets	$1,829	$2,123

Current lease liabilities	$514	$448
Long-term lease liabilities	2,371	2,885
Total operating lease liabilities	$2,885	$3,333

Intuitive Machines, LLC
Notes to Consolidated Financial Statements

5. LEASES (cont.)

The table below includes the estimated future undiscounted cash flows for operating leases as of December 31, 2021 (in thousands):

Year ending December 31:
2022	$670
2023	613
2024	749
2025	616
2026	588
Thereafter	98
Total undiscounted lease payments	$3,334
Less: Imputed interest	449
Present value of lease liabilities	$2,885

6. DEBT

The following table summarizes our outstanding debt (in thousands):

	December 31,
	2021	2020
Credit Mobilization Facility	$12,000	$—
Paycheck Protection Program Loan	—	1,806
First Insurance Funding Loan	108	—
Principal amount of long-term debt	12,108	1,806
Less: current maturities	(12,108)	(1,220)
Long-term debt, net of current maturities	$—	$586

As of December 31, 2021, the weighted-average interest rate on short-term borrowings outstanding was 5.25%. As of December 31, 2020, the weighted-average interest rate on short-term borrowings outstanding was 1.0%.

Live Oak Credit Mobilization Credit Facility and Line of Credit

On December 12, 2019, we entered into a loan agreement with Live Oak Banking Company which provided a $12.0 million credit mobilization facility with a due date of December 12, 2022 and a $1.0 million line of credit with a due date of December 12, 2020. Both the credit mobilization facility and line of credit bear interest (payable monthly) at a rate per annum equal to 6.0%. The credit mobilization facility and line of credit are secured by substantially all of the assets of the Company. On December 8, 2020 the Company entered into a Loan Modification Agreement with Live Oak Banking Company which amended the terms of the line of credit, including decreasing the maximum principal from $1.0 million to $400 thousand, extending the maturity date from December 12, 2020 to December 10, 2021, and changing the interest rate from 6.0% to a variable interest rate at the prime rate, as published in the Wall Street Journal newspaper, plus 2.0%. On April 30, 2021, we entered into a commitment with Live Oak Banking Company which provided a $12.0 million contract mobilization credit facility with a loan maturity of November 15, 2022, which superseded the existing contract mobilization credit facility. The contract mobilization credit facility bears interest (payable monthly) at a rate per annum equal to 5.25%, adjusted quarterly based on the prime rate, as published in the Wall Street Journal newspaper, plus 2.0%. The contract mobilization credit facility requires the Company to meet certain financial and other covenants and is secured by substantially all of the assets of the Company. On December 10, 2021 the line of credit expired. The Company had no balance outstanding at that time and did not renew the line of credit. There was $12 million and $0 million outstanding under the credit mobilization facility as of December 31, 2021 and 2020, respectively.

Intuitive Machines, LLC
Notes to Consolidated Financial Statements

6. DEBT (cont.)

Paycheck Protection Program

On April 7, 2020, the Company received loan proceeds of $1.8 million (the “PPP Loan”) pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The PPP Loan, which was in the form of a promissory note (the “Note”), dated April 7, 2020, between Intuitive Machines and Live Oak Banking Company, as the lender, originally matured on April 7, 2022. Under the terms of the PPP, some or all of the PPP Loan amount may be forgiven if the PPP Loan proceeds are used for qualifying expenses as described in the CARES Act and the Note, such as payroll costs, benefits, rent, and utilities. The Company applied for forgiveness to the Small Business Association (“SBA”) on December 14, 2020. On April 4, 2021, the Company was notified that the PPP Loan was forgiven and recorded a $1.8 million gain on extinguishment of debt.

First Insurance Funding Loans

On August 24, 2021, we entered into a loan agreement with First Insurance Funding (“First FIF Loan”) which provided $0.1 million in credit to be used to purchase certain insurance policies with a due date of May 21, 2022. On December 3, 2021, we entered into a second loan agreement with First Insurance Funding (“Second FIF Loan”) which provided an additional $0.1 million in credit to be used to purchase certain insurance policies with a due date of May 21, 2022. Both the First FIF Loan and the Second FIF Loan, collectively the “FIF Loans”, bear interest (payable monthly) at a rate per annum equal to 5.9%. There was $0.1 million outstanding under the FIF Loans as of December 31, 2021.

7. INCOME TAXES

As of December 31, 2021, Intuitive Aviation had approximately $783 thousand of federal net operating loss carryforwards (“NOL carryforwards”), which do not have an expiration date. The Company’s deferred tax assets, including these NOL carryforwards have been reduced by a valuation allowance due to a determination made that it is more likely than not that some or all of the deferred assets will not be realized based on the weight of all available evidence. The Company continues to closely monitor and weigh all available evidence, including both positive and negative, in making its determination whether to maintain a valuation allowance. As a result of the significant weight placed on the Company’s cumulative negative earnings position, the Company continued to maintain the full valuation allowance against its remaining net deferred tax asset at December 31, 2021 and December 31, 2020.

We believe that any adjustment to our uncertain tax positions would not have a material impact on our financial statements given the Company’s deferred tax and corresponding valuation allowance position as of December 31, 2021.

The Company’s only taxing jurisdiction is the United States (federal and state). The Company’s tax year 2021 remains open for federal or state examination.

On March 27, 2020, the President of the United States signed into law the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act. The CARES Act provides relief to corporate taxpayers by permitting a five-year carryback of 2018-2020 NOLs, removing the 80% limitation on the carryback of those NOLs, increasing the Section 163(j) 30% limitation on interest expense deductibility to 50% of adjusted taxable income for 2019 and 2020, and accelerates refunds for minimum tax credit carryforwards. Further, on December 27, 2020, the President of the United States signed into law the Consolidated Appropriations Act, 2021 (“Appropriations Act”). During the year ended December 31, 2020, no material adjustments were made to provision amounts recorded as a result of the enactment of the CARES Act or the Appropriations Act.

In July 2020, the U.S. Treasury Department released final and proposed regulations on IRC Section 163(j) which limits business interest expense deductions. These regulations apply to tax years beginning January 1, 2021. However,

Intuitive Machines, LLC
Notes to Consolidated Financial Statements

7. INCOME TAXES (cont.)

taxpayers may choose to apply these regulations to tax years beginning after December 31, 2017. The Company adopted the final regulations for the year ended December 31, 2021. This does not result in any material impact to the provision.

The Company’s consolidated income tax provision consisted of the following components (in thousands):

	Year Ended December 31,
	2021	2020
Current:
Federal	$—	$—
State	2	8
	2	8
Deferred:
Federal	—	—
State	—	—
	—	—
Total income tax provision	$2	$8

The reconciliation of the income tax provision computed at the Company’s effective tax rate is as follows (in thousands except for rates):

Years Ended December 31,	2021	2020
Loss before income taxes	(35,646)	$(4,320)
Statutory income tax rate	21.0%	21.0%
Expected income tax benefit	(7,486)	(907)
Nontaxable entity	7,486	747
State income tax expense	2	8
Change in valuation allowance	—	160
Total income tax expense	$2	$8

Significant components of the Company’s deferred tax assets and liabilities related to Intuitive Aviation are as follows (in thousands):

	December 31,
	2021	2020
Deferred tax assets:
Net operating loss	$164	$154
Property and equipment	11	12
Inventory	148	148
Total deferred tax assets	323	314
Valuation allowance	(323)	(314)
Net deferred tax assets	$—	$—

Intuitive Machines, LLC
Notes to Consolidated Financial Statements

8. SAFE AGREEMENTS

As of December 31, 2021, the Company received $13.0 million in cash related to two SAFE agreements and 555,556 shares of Series X Convertible Preferred Stock of Intuitive Aviation valued at $1.5 million related to one SAFE agreement. The SAFE agreements were executed on September 29, 2021, November 4, 2021 and December 8, 2021. Cash proceeds from the SAFE were used to fund operations.

If an equity financing transaction event, pursuant to which the Company issues and sells preferred stock at a fixed valuation, occurs before the termination of the SAFE, the Company will issue preferred stock to the investor. On the initial close of the equity financing transaction, the SAFE will convert into the number of shares equal to the investment amount divided by either (i) the price per share equal to the valuation cap, as established in the SAFE, divided by the Company capitalization or (ii) 90% of the lowest price per share sold in the equity financing transaction, whichever calculation results in the greatest number of shares.

If a liquidity event, including a change of control, direct listing, or initial public offering, occurs before the termination of the SAFE, the investor will receive consideration equal to the greater of (i) the investment amount or (ii) the amount payable on the number of shares equal to the investment amount divided by the price per share as determined by taking the valuation cap (defined in the SAFE) divided by the Company capitalization.

In a dissolution event, as defined in the SAFE, the Company will pay the investor an amount equal to the purchase price, due and payable immediately prior to the consummation of the dissolution event.

As of December 31, 2021, the agreements had not yet converted as a qualifying financing event had not yet occurred as of December 31, 2021. Pursuant to the guidance under ASC 480, the Company determined that the SAFE agreements should be recorded as liabilities on the Company’s balance sheet and should be initially and subsequently measured at fair value with the changes in fair value recognized in earnings.

9. MEMBERS’ EQUITY

The Company has two classes of common equity, Class A Common Units (“Class A Units” or “Class A Unit Interests”) and Class B Common Units (“Class B Units” or “Class B Unit Interests”) which are held by Members.

Class A Unit Interests have all the rights, privileges, preferences, and obligations provided for in the amended and restated LLC Agreement dated May 25, 2021, which are generally consistent with an ordinary equity ownership interest. The Company is authorized to issue an unlimited number of Class A Unit Interests. The Class A Unit Interests of the Company are based upon the fair market value of the Company as a whole, at the time of monetary contribution. In accordance with the amended and restated LLC agreement, Class A Unit Interests increased by a multiple of one hundred thousand (100,000) or 1 to 100,000 unit split on May 25, 2021. The Class A members and their respective unit interests uniformly increased. Unless otherwise indicated, the number of Members’ Units outstanding and per-unit amounts in these consolidated financial statements and accompanying notes have been retroactively adjusted to reflect the effect of the unit split. As part of the Unit Split, the par value of our Members’ Units was adjusted from $1 per unit to $0.00001 per unit. As of December 31, 2021, there were 122,500,000 Class A Units issued and outstanding.

Class B Unit Interests are non-voting interests and shall not have the right to approve, vote or take action on any issue requiring Member approval, Member voting or Member action as stated in the amended and restated LLC Agreement dated May 25, 2021. The Company is authorized to issue 6,125,000 of Class B Unit Interests. The Unit Interests of the Company are based upon the fair market value of the Company as a whole, at the date of purchase. As of December 31, 2021, there were no Class B Units issued and outstanding.

Distributions (including liquidating distributions) are to be made to the Class A Unit Interest owners at a time to be determined by the Board of Managers. Member’s profit and loss distributions are dispersed based on their allocated Class A Unit Interests. Each Member’s equity account will be adjusted for distributions paid to the Member and additional capital contributions that are made by the Member. All revenues, costs and expenses of the Company are allocated to the Member in accordance with the LLC Agreements. Except as otherwise expressly agreed in writing, members of the Company are not personally liable for any obligations of the Company.

Intuitive Machines, LLC
Notes to Consolidated Financial Statements

10. UNIT-BASED COMPENSATION

2021 Unit Option Plan

On May 25, 2021, the Company’s board of directors adopted, and its members approved the 2021 Unit Option Plan (the “2021 Plan”). The 2021 Plan allows the Company to grant Incentive Unit Options to purchase Class B Unit Interests. Pursuant to the plan, up to 6,125,000 shares of Class B units have been reserved for issuance, upon exercise of the aforementioned Incentive Unit Options made to employees, directors and consultants.

Unit Option Activity

The following table sets forth the summary of unit option activity under the 2021 Plan:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2020	—	—	—	—
Granted	3,078,000	1.00	6.41	(800,280)
Exercised	—	—	—	—
Forfeited	35,000	1.00	6.47	(9,100)
Balances as of December 31, 2021	3,043,000	1.00	6.40	(791,180)

Aggregate intrinsic value represents the difference between the exercise price of the options and the estimated fair value of the Company’s units determined by our Board of Directors for each of the respective periods. No options were exercised during the year ended December 31, 2021.

The following table sets forth the summary of weighted-average grant-date fair value of unit options under the 2021 Plan:

Weighted- Average Grant-Date Fair Value
Non-vested as of December 31, 2020	$—
Granted	0.30
Vested	—
Forfeited	0.31
Non-vested as of December 31, 2021	0.30

Unit-Based Compensation

Unit-based compensation expense was classified in the consolidated statement of operation under General and administrative expense. As of December 31, 2021, the Company had $611 thousand in estimated unrecognized unit-based compensation costs related to outstanding unit options that is expected to be recognized over a weighted average period of 1.62 years.

Intuitive Machines, LLC
Notes to Consolidated Financial Statements

10. UNIT-BASED COMPENSATION (cont.)

Valuation of Unit-Based Compensation Awards

The following weighted average assumptions were used to calculate the fair value of each unit option award under the Black-Scholes option pricing model:

2021
Expected unit price volatility	45.0%
Risk-free interest rate	0.05%
Expected annual dividend yield	0.0%
Expected term	1.04 years

11. FAIR VALUE MEASUREMENTS

The following tables summarize the fair value of assets and liabilities that are recorded in the Company’s Consolidated Balance Sheets as of December 31, 2021 at fair value on a recurring basis. As of December 31, 2020, no assets or liabilities were recorded in the Company’s Consolidated Balance Sheets at fair value on a recurring basis.

	As of December 31, 2021
	Frequency of Measurements	Total	Level 1	Level 2	Level 3
Liabilities
SAFE agreement liabilities	Recurring	$13,973	$—	$—	$13,973
Total liabilities measured at fair value		$13,973	$—	$—	$13,973

The following tables provides a rollforward of the Company’s SAFE agreement liabilities discussed in Note 8 — SAFE agreements.

Year Ended December 31, 2021
Balance, beginning January 1, 2021	$—
Additions	14,500
Change in fair value	(527)
Balance, ending December 31, 2021	$13,973

The fair value of the SAFE agreements under the equity financing scenario is estimated using a Monte Carlo simulation approach. The fair value of the SAFE agreements under the liquidity event and dissolution event scenarios is estimated based on the present value of the purchase amount.

The unobservable inputs used in the fair value measurement of the Company’s SAFE agreements are the probabilities of future scenarios, volatility, discount rate and risk-free rate. As of December 31, 2021, the probability of an equity financing was 45.0%, the probability of a liquidity event was 50.0% and the probability of a dissolution event was 5.0%. As of December 31, 2021, the volatility utilized in the Monte Carlo simulation is 65.0%. The value under the liquidity event and dissolution event scenarios is based on the present value of the purchase amount. The present value factors are estimated based on a 9.6% discount rate based on venture capital rates of return for December 31, 2021. The periods in which the scenarios are expected to occur for the equity financing, liquidity event, and dissolution events are 0.5 years, 1.0 year, and 2.0 years, respectively as of December 31, 2021.

Intuitive Machines, LLC
Notes to Consolidated Financial Statements

12. EARNINGS PER UNIT

Basic income (loss) per share is computed by dividing net income (loss) attributable to Class A Common Unit holders by the sum of the weighted-average number of units outstanding, representing 122,500,000 units for both years ended December 31, 2021 and 2020. For the years ended December 31, 2021 and 2020, there were no dilutive units outstanding. As a result, the calculation of diluted income (loss) per unit was equal to the calculation of basic income (loss) per unit.

The following table presents net loss per unit and related information:

Years Ended December 31,	2021	2020
	(in thousands, except for per unit data)
Basic and diluted:
Net loss (in thousands)	$(35,648)	$(4,252)
Weighted average common units outstanding	122,500,000	122,500,000
Basic and diluted net loss per unit	$(0.29)	$(0.03)

13. RELATED PARTY TRANSACTIONS

Intuitive Machines, Intuitive Aviation, and Space Network Solutions have entered into recurring transaction agreements with certain related parties, including sales agreements and loan agreements.

Axiom Space, Inc.

For the years ended December 31, 2021 and 2020, the Company had $851 thousand and $25 thousand, respectively, in revenue with Axiom Space, Inc. (“Axiom”) related to engineering services. As of December 31, 2021 and 2020, there were $380 thousand and $0, respectively, of affiliate accounts receivable related to Axiom. Kamal Ghaffarian is a member of Management at Intuitive Machines and a member of Management at Axiom. Revenues related to Axiom are incurred in the normal course of business and amounts are settled under normal business terms.

IBX, LLC

For the years ended December 31, 2021 and 2020, the Company had $366 thousand and $705 thousand, respectively, in expenses with IBX, LLC (“IBX”) related to management fees. As of December 31, 2021 and 2020, there were $218 thousand and $61 thousand, respectively, of affiliate accounts payable related to IBX expenses. Kamal Ghaffarian is a member of Management at Intuitive Machines and a member of Management at IBX. Expenses related to IBX are incurred in the normal course of business and amounts are settled under normal business terms.

KBR, Inc.

On November 12, 2020, KBR, Inc. (“KBR”) made an initial capital contribution in SNS resulting in a 10% ownership of SNS, previously a wholly owned subsidiary of the Company. Related party transactions from this date forward are as follows. For the years ended December 31, 2021 and 2020, the Company had $1,342 thousand and $114 thousand, respectively, in affiliate revenue with KBR related to engineering services. As of December 31, 2021 and 2020, there was $191 thousand and $111 thousand, respectively, of affiliate accounts receivable related to KBR revenue. Revenues related to KBR are incurred in the normal course of business and amounts are settled under normal business terms.

SAFE agreement

On December 8, 2021, the Company entered into a SAFE with a related party, who, prior to the SAFE, had a non-controlling interest in Intuitive Aviation. Under the agreement, the related party exchanged 555,556 shares of Series X Convertible Preferred Stock of Intuitive Aviation, Inc. for the SAFE valued at $1.5 million, giving the related party the right to future shares in Intuitive Machines. See Note 8 — SAFE agreements for further information.

Intuitive Machines, LLC
Notes to Consolidated Financial Statements

13. RELATED PARTY TRANSACTIONS (cont.)

X Energy, LLC

For the years ended December 31, 2021 and 2020, the Company had $0 and $66 thousand, respectively, in revenue with X Energy, LLC (“X Energy”) related to engineering services. Kamal Ghaffarian is a member of Management at Intuitive Machines and a member of Management at X Energy. Revenues related to X Energy are incurred in the normal course of business and amounts are settled under normal business terms.

Penumbra, LLC

For the years ended December 31, 2021 and 2020, the Company had $183 and $167 thousand, respectively, in expenses with Penumbra, LLC (“Penumbra”) related to license fees. Certain members of executive management at Intuitive Machines have an ownership interest in Penumbra. Expenses related to Penumbra are incurred in the normal course of business.

14. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

From time to time, the Company is a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of business. The Company applies accounting for contingencies to determine when and how much to accrue for and disclose related to legal and other contingencies. Accordingly, the Company discloses contingencies deemed to be reasonably possible and accrues loss contingencies when, in consultation with legal advisors, it is concluded that a loss is probable and reasonably estimable. While the resolution of these legal proceedings and claims cannot be predicted with certainty, management believes the outcome of such matters will not have a material adverse effect on our consolidated financial statements.

15. VARIABLE INTEREST ENTITY

The Company determines whether joint ventures in which it has invested meet the criteria of a variable interest entity or “VIE” at the start of each new venture and when a reconsideration event has occurred. A VIE is a legal entity that satisfies any of the following characteristics: (a) the legal entity does not have sufficient equity investment at risk; (b) the equity investors at risk as a group, lack the characteristics of a controlling financial interest; or (c) the legal entity is structured with disproportionate voting rights.

The Company consolidates a VIE if it is determined to be the primary beneficiary of the VIE. The primary beneficiary has both the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Intuitive Aviation

Intuitive Aviation, Inc. was formed on September 19, 2017 to develop a fixed wing drone and obtaining the Beyond Visual Line of Sight license.

As of December 31,2020, Intuitive Machines had a 90% ownership interest in Intuitive Aviation. Based on the Company’s evaluation of Intuitive Aviation, the Company determined that Intuitive Aviation was a VIE in which we were the primary beneficiary. Accordingly, the accounts of Intuitive Aviation are consolidated in the accompanying financial statements as of December 31, 2020. The earnings of Intuitive Aviation that were attributed to the remaining 10% ownership interest not held by Intuitive Machines for the year ended December 31, 2020, are reflected in net income attributable to noncontrolling interests in our consolidated statements of operations. The equity interests in Intuitive Aviation that were not owned by Intuitive Machines as of December 31, 2020, are reflected in noncontrolling interest in our consolidated balance sheets and consolidated statements of equity. The equity interests in Intuitive Aviation not owned by Intuitive Machines as of December 31, 2020 includes Series X Convertible Preferred Stock issued by Intuitive Aviation to outside investors.

Intuitive Machines, LLC
Notes to Consolidated Financial Statements

15. VARIABLE INTEREST ENTITY (cont.)

On December 8, 2021, the Company acquired all Series X Convertible Preferred Stock issued by Intuitive Aviation through issuance of a SAFE at which point Intuitive Aviation became a wholly owned subsidiary of the Company. See Note 9 — SAFE agreements for further information.

The Company has not provided any guarantees related to Intuitive Aviation and no creditors of Intuitive Aviation have recourse to the general credit of the Company because of including Intuitive Aviation in the consolidated financial statements.

We have recorded the following assets and liabilities on our consolidated balance sheets related to the Intuitive Aviation described above (in thousands):

	December 31, 2021	December 31, 2020
Cash and cash equivalents	$6	$6
Inventory	—	—
Total current assets	6	6
Property and equipment, net	—	—
Total assets	$6	$6

We have recorded the following results of operations in our consolidated statements of operations related to the Intuitive Aviation described above (in thousands):

	Year Ended December 31, 2021	Year Ended December 31, 2020
Revenues	$—	$—
Income (loss) from operations	—	(760)
Net income (loss)	$—	$(760)

Space Network Solutions

Space Network Solutions, LLC was formed on June 30, 2017 to develop secure ground system architectures for lunar space missions. The Space Network Solutions, LLC Agreement was amended on November 12, 2020 to allow KBR Wyle Services, LLC to purchase Member Units. The Company has a 90% ownership interest in Space Network Solutions. Based on the Company’s evaluation of Space Network Solutions, the Company determined that Space Network Solutions is a VIE in which we are the primary beneficiary. Accordingly, the accounts of Space Network Solutions are consolidated in the accompanying financial statements. As of and for the years ended December 31, 2021 and 2020, such accounts are immaterial to the financial statements and accordingly are not separately disclosed.

The Company has not provided any guarantees related to Space Network Solutions and no creditors of the VIE have recourse to the general credit of the Company because of including Space Network Solutions in the consolidated financial statements.

16. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information consists of the following (in thousands):

	Year Ended December 31,
	2021	2020
Supplemental cash flow information:
Cash paid for interest, net	$230	$—
Cash paid for Texas Margin Tax	—	11

Intuitive Machines, LLC
Notes to Consolidated Financial Statements

17. SUBSEQUENT EVENTS

Management has evaluated subsequent events occurring after the date of the financial statements but before the financial statements were available to be issued on October 12, 2022 to determine if there were any such events or transactions that require potential adjustment to or disclosure in the financial statements. The Company has concluded that all such events that would require adjustment or disclosure have been recognized or disclosed.

New SAFE agreements

The Company has received $4.25 million in proceeds from three new SAFE agreements which were executed on January 4, 2022, January 5, 2022 and February 8, 2022 (the “New SAFE agreements”). Proceeds from the New SAFE agreements will be used to fund operations. The New SAFE agreements are subject to the same terms and conditions as previous SAFE agreements. See Note 9 — SAFE agreements for terms and conditions. As of October 12, 2022, the SAFE agreements had not yet converted as a qualifying financing event had not yet occurred.

Letter of Intent for Business Combination

In May 2022, the Company signed a Letter of Intent (“LOI”) for a proposed business combination with Inflection Point Acquisition Corp (“IPAX”). The proposed transaction is subject to the completion of satisfactory due diligence by IPAX and the LOI is non-binding until a definitive agreement is reached by both parties. The closing conditions in the definitive agreement will include all regulatory and material third-party approvals as well as the relevant approvals required by both parties.

Second Amended and Restated Loan Agreement

On July 14, 2022, we entered into the Second Amended and Restated Loan Agreement with Live Oak Banking Company which provided and $8.0 million mobilization credit facility with a loan maturity of July 14, 2024 and extended the maturity date of our existing $12.0 million mobilization credit facility to November 14, 2023. The mobilization credit facilities bear interest (payable monthly) at a rate per annum equal to the greater of (a) the prime rate, as published in the Wall Street Journal newspaper, plus 2% and (b) 5%. The mobilization credit facilities require the Company to meet certain financial and other covenants and are secured by substantially all of the assets of the Company.

Business Combination Agreement

On September 16, 2022, the Company entered into a business combination agreement with Inflection Point Acquisition Corp. (“Inflection Point”), a publicly traded special purpose acquisition company, to effect a merger of the Company and Inflection Point. The merger transaction is expected to be completed in the first quarter of 2023, following the receipt of the required approval by Inflection Point’s shareholders and the fulfillment of other customary closing conditions.

INTUITIVE MACHINES, LLC
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except unit amounts and par value)
(unaudited)

	September 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	$8,952	$29,289
Restricted cash	62	62
Trade accounts receivable, net of allowance for expected credit losses of $773 and $0, respectively	13,710	3,390
Contract assets	14,499	1,844
Prepaid and other current assets	4,533	1,186
Total current assets	41,756	35,771
Property and equipment, net	17,210	5,849
Operating lease right-of-use assets	1,932	1,829
Total assets	$60,898	$43,449
LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accounts payable	$6,603	$2,658
Accounts payable – affiliated companies	1,944	218
Current maturities of long-term debt	7,972	12,108
Contract liabilities, current	64,897	49,629
Operating lease liabilities, current	738	514
Other current liabilities	5,498	3,292
Total current liabilities	87,652	68,419
Long-term debt, net of current maturities	11,982	—
Contract liabilities, non-current	3,296	10,530
Operating lease liabilities, non-current	2,132	2,371
SAFE agreements	18,042	13,973
Other long-term liabilities	8,081	—
Total liabilities	131,185	95,293
Commitments and contingencies (Note 14)
MEMBERS’ EQUITY
Common units, $0.00001 par value, unlimited units authorized, 122,500,500 and 122,500,000 units issued and outstanding at September 30, 2022 and December 31, 2021	1	1
Paid in capital	14,722	14,337
Accumulated deficit	(85,010)	(66,182)
Total members’ equity	(70,287)	(51,844)
Total liabilities and members’ equity	$60,898	$43,449

The accompanying notes are an integral part of these unaudited consolidated financial statements

INTUITIVE MACHINES, LLC
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except unit and per unit amounts)
(unaudited)

	Nine Months Ended September 30,
	2022	2021
Revenue	$47,959	$51,115
Operating expenses:
Cost of revenues (excluding depreciation)	54,688	60,676
Depreciation	783	604
General and administrative expense (excluding depreciation)	11,004	6,310
Total operating expenses	66,475	67,590
Operating Loss	(18,516)	(16,475)
Interest expense, net	(523)	(95)
Gain on extinguishment of debt	—	1,806
Change in fair value of SAFE agreements	181	—
Other income, net	5	132
Total other (expense) income, net	(337)	1,843
Loss before income taxes	(18,853)	(14,632)
Income tax benefit (expense)	25	(10)
Net loss	(18,828)	(14,642)

Net loss per unit
Basic	(0.15)	(0.12)
Diluted	(0.15)	(0.12)
Weighted-average number of units outstanding
Basic	122,500,108	122,500,000
Diluted	122,500,108	122,500,000

The accompanying notes are an integral part of these unaudited consolidated financial statements

INTUITIVE MACHINES, LLC
CONDENSED CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY
(in thousands except unit data)
(unaudited)

	Members Units		Paid-in Capital	Accumulated Deficit	Noncontrolling Interest	Total
	Units	Amount
Balance, December 31, 2020	122,500,000	1	14,168	(30,534)	1,351	(15,014)
Share-based compensation expense	—	—	174	—	—	174
Net loss	—	—	—	(14,642)	—	(14,642)
Balance, September 30, 2021	122,500,000	1	14,342	(45,176)	1,351	(29,482)
	Members Units		Paid-in Capital	Accumulated Deficit	Noncontrolling Interest	Total
	Units	Amount
Balance, December 31, 2021	122,500,000	1	14,337	(66,182)	—	(51,844)
Share-based compensation expense	500	—	385	—	—	385
Net loss	—	—	—	(18,828)	—	(18,828)
Balance, September 30, 2022	122,500,500	1	14,722	(85,010)	—	(70,287)

The accompanying notes are an integral part of these unaudited consolidated financial statements

INTUITIVE MACHINES, LLC
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)

	Nine Months Ended September 30,
	2022	2021
Cash flows from operating activities:
Net income	$(18,828)	$(14,642)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	783	604
Loss on disposal of property and equipment	6	—
Gain on extinguishment of debt	—	(1,806)
Share-based compensation expense	385	174
Change in fair value of SAFE agreements	(181)	—
Other	6	—
Changes in operating assets and liabilities:
Trade accounts receivable, net	(10,320)	(14,137)
Contract assets	(12,655)	2,747
Prepaid expenses	(3,347)	(593)
Other assets, net	(103)	218
Accounts payable	3,945	(5,724)
Accounts payable – affiliated companies	1,726	361
Contract liabilities – current and long-term	8,034	2,213
Other liabilities	2,191	813
Net cash used in operating activities	(28,358)	(29,772)
Cash flows from investing activities:
Purchase of property and equipment	(12,150)	(2,691)
Net cash used in investing activities	(12,150)	(2,691)
Cash flows from financing activities:
Proceeds from borrowings	16,029	10,069
Repayment of loans	(108)	(14)
SAFE agreements	4,250	10,000
Net cash provided by financing activities	20,171	20,055
Net decrease in cash, cash equivalents and restricted cash	(20,337)	(12,408)
Cash, cash equivalents and restricted cash at beginning of the period	29,351	23,988
Cash, cash equivalents and restricted cash at end of the period	9,014	11,580
Less: restricted cash	62	62
Cash and cash equivalents at end of the period	$8,952	$11,518

The accompanying notes are an integral part of these unaudited consolidated financial statements

Intuitive Machines, LLC and Consolidated Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(Table amounts in thousands, except share and per share data)

NOTE 1 — BUSINESS DESCRIPTION

Intuitive Machines, LLC. (the “Company”, “IM”, “Intuitive Machines”, “we” or “our”) designs, manufactures and operates space products and services. Intuitive Machine’s near-term focus is to create and operate space systems and space infrastructure on and in the vicinity of the Moon that enables scientific and human exploration and utilization of lunar resources to support sustainable human presence on the Moon and exploration to Mars and beyond. IM is currently headquartered in Houston, Texas.

The Company is a pioneering space company opening new lunar economies to quench humanity’s thirst for knowledge through innovative solutions. Intuitive Machines has expertise in rocket engines, power, Guidance, Navigation & Control (GNC), rendezvous and proximity operations, human spaceflight, additive manufacturing, and communications. These systems and capabilities enable rapid transit to the moon and other destinations beyond Earth orbit, and unsurpassed capability to the lunar surface.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The Company’s interim condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) and pursuant to the rules and regulations of the SEC. Our interim condensed consolidated financial statements include the accounts of Intuitive Machines, the accounts of Intuitive Aviation Inc. (“IA” or “Intuitive Aviation”), a variable interest entity (“VIE”) for which we are the primary beneficiary and the accounts of Space Network Solutions, LLC (“SNS” or “Space Network Solutions”), a VIE for which we are the primary beneficiary. All intercompany balances and transactions have been eliminated in consolidation.

The accompanying unaudited condensed consolidated interim financial statements are condensed and should be read in conjunction with the Company’s latest annual financial statements. Operating results for the nine months ended September 30, 2022 are not necessarily indicative of the results that may be expected for the year ending December 31, 2022. Management’s opinion is that all adjustments for a fair statement of the results for the interim periods have been made, and all adjustments are of a normal recurring nature or a description of the nature and amount of any adjustments other than normal recurring adjustments have been appropriately disclosed.

Certain information and footnote disclosures normally included in the consolidated financial statements in accordance with GAAP have been omitted in accordance with the rules and regulations of the SEC and AICPA standards for interim reporting.

Use of Estimates

The preparation of our interim condensed consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported in the interim condensed consolidated financial statements and the accompanying notes. Due to the inherent uncertainty involved in making estimates, actual results could differ from those estimates.

The Company bases its estimates and assumptions on historical experience, other factors, including the current economic environment and on various other judgments that it believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Intuitive Machines, LLC and Consolidated Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(Table amounts in thousands, except share and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Unit Split

On May 25, 2021, in accordance with the amended and restated LLC agreement, Class A Unit Interests increased by a multiple of one hundred thousand (100,000) or 1 to 100,000 unit (the “Unit Split”). The Class A members and their respective unit interests uniformly increased. Unless otherwise indicated, all share and per share amounts presented herein have been retroactively adjusted to reflect the impact of the Unit Split.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker (“CODM”) in making decisions regarding resource allocation and assessing performance. All of the Company’s assets are maintained in the United States. The Company has determined that it operates in one operating segment and one reportable segment, as the CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources and evaluating financial performance.

Certain Significant Risks and Uncertainties

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. By their nature, all such financial instruments involve risks, including the credit risk of nonperformance by counterparties. The Company generally does not require collateral to support the obligations of the counterparties and cash levels held at banks are more than federally insured limits. The Company limits its exposure to credit loss by maintaining its cash and cash equivalents with highly rated financial institutions. The Company has not experienced material losses on its deposits of cash and cash equivalents.

The Company monitors the creditworthiness of its customers to whom it grants credit terms in the normal course of its business. The Company evaluates the collectability of its accounts receivable based on known collection risks and historical experience. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations to the Company (e.g., bankruptcy filings, substantial downgrading of credit ratings), the Company records a specific allowance for expected credit losses against amounts to reduce the net recognized receivable to the amount it reasonably believes will be collected and revenue recognition is deferred until the amount is collected and the contract is completed. For all other customers, the Company records allowances for credit losses based on the specific analysis of the customer’s ability to pay on an as needed basis.

Major customers are defined as those individually comprising more than 10% of revenue. For the nine months ended September 30, 2022 and 2021, there was one major customer that accounted for 81% and 85%, respectively, of the Company’s total revenue. The largest customer accounted for 85% of the accounts receivable balance as of September 30, 2022. The largest customer did not have any accounts receivable as of December 31, 2021, while two other customers accounted for 40% and 30% of the accounts receivable balance as of December 31, 2021.

Major suppliers are defined as those individually comprising more than 10% of the annual goods or services purchased. For the nine months ended September 30, 2022 and 2021, the Company had one major supplier representing 85% and 63% of goods and services purchased, respectively. As of September 30, 2022, the largest supplier represented 23% of the accounts payable balance. As of December 31, 2021, the largest supplier did not have any accounts payable, while two other suppliers accounted for 17% and 13% of the accounts payable balance.

The worldwide spread of COVID-19 has created significant global economic uncertainty and resulted in a global slowdown of economic activity which has decreased demand for a broad variety of goods and services, while also disrupting sales channels, marketing activities and general business operations for an unknown period until the disease is contained. At this point, the extent to which COVID-19 may impact our future financial condition or results of operations is uncertain, and as of the date of issuance of these financial statements, the Company is not aware of any

Intuitive Machines, LLC and Consolidated Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(Table amounts in thousands, except share and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

specific event or circumstance that would require us to update our estimates, judgments or adjust the carrying value of our assets or liabilities. These estimates may change as new events occur and additional information is obtained and will be recognized in the financial statements as soon as they become known.

Liquidity and Going Concern

The unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2022 and 2021, and related notes were prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.

We have incurred operating losses and negative cash flows from operations in recent years primarily associated with the production of our proprietary lunar lander vehicles and the costs of delivering the vehicles, and designated payloads, under commercial lunar payload services contracts with NASA. Certain of these contracts have become loss contracts due to the constraint of variable consideration and higher than expected contract costs that have exceeded the current contract price. Additionally, we have incurred higher general and administrative expenses as a result of our recent growth and expansion of our business operations, including increased headcount and expanded corporate functions, higher proposal and bidding activity, and higher fees for professional services. We may need to evaluate additional avenues to raise capital through both debt and equity to fund our future business plans including restructuring our Credit Facility and issuance of equity securities to raise equity capital. These conditions raise substantial doubt about our ability to continue as a going concern as of September 30, 2022.

The Company has historically funded its operations through internally generated cash on hand, proceeds from sales of our capital stock including the execution of SAFE agreements, and our proceeds from the issuance of bank debt. As of September 30, 2022, we had approximately $20.6 million in cash and cash equivalents and our outstanding indebtedness was approximately $12.0 million on our credit mobilization facility. As of October 2022, we had approximately $9.0 in cash and cash equivalents and our outstanding indebtedness was approximately $20 million. Our ability to internally generate sufficient cash in the future is dependent upon our ability to compete for and win new contracts, execute both new and existing contracts in a profitable manner, and manage the overall costs of operating our business.

We have considered several key factors related to changing conditions impacting our ability to continue as a going concern such as the restructuring of our Credit Facility, our current and forecasted cash balances, and a proposed business combination to fund our business operations.

In connection therewith, and as discussed further in Note 6, we entered into the Second Amended and Restated Loan Agreement with Live Oak Banking Company which provided an $8.0 million mobilization credit facility and extended the maturity date of our existing $12.0 million mobilization credit facility. We have evaluated our existing and forecasted cash balances and believe the cash generated from our current backlog of contracts, coupled with certain contracts, will be sufficient to fund operating and capital expenditures in the near term. Although our forecasted cash balances include estimated cash flows from certain contracts that have not yet been awarded, we believe we will successfully win these awards because they are in the advanced stages of negotiation with a related party that is under common control with us. Additionally, in consideration of management’s plans to alleviate the substantial doubt about our ability to continue as going concern, we have reduced certain discretionary spending from our forecasted cash balances primarily associated with investment in capital expenditures for future expansion of our business operations and planned research and development activities as well as certain general and administrative expenses including employee compensation expense associated with planned headcount increases, and proposal and bidding costs.

We believe the funds expected to be generated from these actions alleviate the substantial doubt about our ability to continue as a going concern. This evaluation is based on relevant conditions and events that are currently known or reasonably knowable, as of December 1, 2022.

On September 16, 2022, we entered into a business combination agreement with Inflection Point Acquisition Corp., a publicly traded special purpose acquisition company. Following the fulfillment of customary closing conditions and the required approval by Inflection Point’s shareholders in the first quarter of 2023, we expect to complete the merger and

Intuitive Machines, LLC and Consolidated Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(Table amounts in thousands, except share and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

receive between $88.5 million to $339.3 million in cash, depending upon the redemption rate of the Inflection Point Acquisition Corp. shareholders in the transaction. Business combinations are not considered probable of occurring until the transaction closes and as such, we have not considered it in determining our ability to continue as a going concern.

Cash and Cash Equivalents

The Company considers cash, time deposits and other highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

Restricted Cash

Restricted cash consists of cash not readily available for general purpose cash needs. Restricted cash relates to cash held at commercial banks to support credit accounts. Restricted cash serving as collateral will be released upon full repayment of the credit account.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are recorded at the invoiced amount and unbilled receivable, less an allowance for any potential expected uncollectible amounts and do not bear interest. The Company estimates allowance for credit losses based on the credit worthiness of each customer, historical collections experience and other information, including the aging of the receivables. The Company writes off accounts receivable against the allowance for credit losses when a balance is unlikely to be collected.

Prepayments and Other Current Assets

Prepaid and other current assets primarily consist of prepaid service fees, security deposits and other general prepayments.

Property and Equipment, Net

Property and equipment, net are stated at cost, less accumulated depreciation. Property and equipment which are not in service are classified as construction-in-process.

Depreciation is computed using the straight-line method over the following estimated useful lives of assets:

Asset	Useful Life
Leasehold improvements	1 – 7 years
Vehicles and trailers	3 – 5 years
Computers and software	3 years
Furniture and fixtures	5 years
Machinery and equipment	3 – 7 years

Expenditures for maintenance and repairs that do not extend the useful lives of property and equipment are recognized as expenses when incurred. Upon retirement or sale of assets, the cost and related accumulated depreciation and amortization is written off. No material gains or losses related to the sale of assets have been recognized in the accompanying condensed consolidated statements of operations.

Long-Lived Assets

Long-lived assets consist of property and equipment, net, and are reviewed for impairment whenever events or changes in circumstances indicate the carrying value of the long-lived asset may not be recoverable. Recoverability is measured by comparing the carrying value of a long-lived asset to the future undiscounted cash flows that the long-lived asset

Intuitive Machines, LLC and Consolidated Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(Table amounts in thousands, except share and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

is expected to generate from use and eventual disposition. An impairment loss will be recognized if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. No impairment charges were recorded for the nine months ended September 30, 2022 and 2021.

Operating Lease Liabilities and Right-of-Use Assets

We determine whether a contract is or contains a lease when we have the right to control the use of the identified asset in exchange for consideration. Lease liabilities and right-of-use assets (“ROU assets”) are recognized at the commencement date based on the present value of lease payments over the lease term. We use our incremental borrowing rate in the calculation of present value unless the implicit rate can be readily determined, however, the lease liability associated with leases calculated using implicit rates is not significant. Certain leases include provisions for the renewal or termination. We only consider fixed payments and those options that are reasonably certain to be exercised in the determination of the lease term and the initial measurement of lease liabilities and ROU assets. Expense for operating lease payments is recognized as lease expense on a straight-line basis over the lease term. We do not separate lease and non-lease components of a contract. Operating lease ROU assets are presented within Operating lease right-of-use assets on our condensed consolidated balance sheet. See Note 5 — Leases for further disclosures and information on leases.

Fair Value Measurements

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, trade receivables, trade payables, amounts receivable or payable to related parties and long-term debt. The carrying amount of cash and cash equivalents, trade receivables, trade payables and receivables and payables from affiliates approximates fair value because of the short-term nature of the instruments. The fair value of debt approximates its carrying value because the cost of borrowing fluctuates based upon market conditions.

We utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. We estimate fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which is categorized in one of the following levels:

•        Level 1: Quoted prices for identical instruments in active markets.

•        Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable; and

•        Level 3: Significant inputs to the valuation model are unobservable.

General and Administrative Expense

General, selling, and administrative expenses consist of human capital related expenses for employees involved in general corporate functions, including executive management and administration, accounting, finance, tax, legal, information technology, marketing, and human resources; rent relating to the Company’s office space; professional fees and other general corporate costs. Human capital expenses primarily include salaries and benefits.

Revenue Recognition

Most of our revenues are from long-term contracts associated with the engineering services for the research, design, development, manufacturing, integration and sustainment of advanced technology aerospace systems. Revenue is measured based on the amount of consideration specified in a contract with a customer. Revenue is recognized when and as our performance obligations under the terms of the contract are satisfied which generally occurs with the

Intuitive Machines, LLC and Consolidated Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(Table amounts in thousands, except share and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

transfer of services to the customer. For each long-term contract, we determine the transaction price based on the consideration expected to be received. We allocate the transaction price to each distinct performance obligation to deliver a good or service, or a collection of goods and/or services, based on the relative standalone selling prices.

Contract Combination

To determine the proper revenue recognition method for contracts, we evaluate whether two or more contracts should be combined and accounted for as one single contract and whether the combined or single contract should be accounted for as more than one performance obligation. This evaluation requires judgment and the decision to combine a group of contracts or separate a combined or single contract into multiple performance obligations could change the amount of revenue and profit recorded in each period. Contracts are considered to have a single performance obligation if the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts primarily because we provide a significant service of integrating a complex set of tasks and components into a single project or capability.

Contract Types

The Company performs work under contracts that broadly consist of fixed-price, time and materials or a combination of the two. Pricing for all customers is based on specific negotiations with each customer.

For most of our business, where performance obligations are satisfied due to the continuous transfer of control to the customer, revenue is recognized over time. Where the customer contracts with us to provide a significant service of integrating a complex set of tasks and components into a single project or capability, those contracts are accounted for as single performance obligations. We recognize revenue generally using the cost-to-cost method, based primarily on contract costs incurred to date compared to total estimated contract costs at completion. This method is deemed appropriate in measuring performance towards completion because it directly measures the value of the goods and services transferred to the customer. Billing timetables and payment terms on our contracts vary based on a few factors, including the contract type. Typical payment terms under fixed-price contracts provide that the customer pays either performance-based payment based on the achievement of contract milestones or progress payments based on a percentage of costs we incur.

For a small portion of our business, where we have the right to consideration from the customer in an amount that corresponds directly with the value received by the customer based on our performance to date, revenue is recognized when services are performed and contractually billable. Under the typical payment terms of our services contracts, amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., weekly, biweekly, or monthly) or upon achievement of contractual milestones.

Contract Costs

Contract costs include all direct materials, labor and subcontractor costs and an allocation of indirect costs related to contract performance. Customer-furnished materials are included in both contract revenue and cost of revenue when management concludes that the company is acting as a principal rather than as an agent. Revenue for uninstalled materials is recognized when the cost is incurred and control is transferred to the customer, which revenue is recognized using the cost-to-cost method. Certain costs associated with significant long-term service arrangements are capitalized and amortized across the life of the contract. Capitalized contract costs primarily relate to prepaid pre-launch integration and engineering services and launch services subcontracted with a third-party. Pre-launch integration and engineering services and launch services are capitalized and amortized over the term of the contract on a systematic basis that is consistent with the transfer of the goods and services to our end customer. Project mobilization costs are generally charged to the project as incurred when they are an integrated part of the performance obligation being transferred to the client. Costs to obtain a contract are expensed as incurred unless they are expected to be recovered from the customer.

Intuitive Machines, LLC and Consolidated Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(Table amounts in thousands, except share and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Variable Consideration

It is common for our contracts to contain variable consideration in the form of award fees, incentive fees, performance bonuses, liquidated damages or penalties that may increase or decrease the transaction price. These variable amounts generally are awarded upon achievement of certain performance metrics, program milestones or targets and can be based on customer discretion. We estimate the amount of variable consideration based on a weighted probability or the most likely amount to which we expect to be entitled. Variable consideration is included in the transaction price when it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether to include such amounts in the transaction price are based largely on our assessment of legal enforceability, anticipated performance, and any other information (historical, current or forecasted) that is reasonably available to us.

Contract Estimates and Modifications

Due to the nature of the work required to be performed on many of our performance obligations, the estimation of total revenue and cost at completion is complex and subject to many variables and requires significant judgment. As a significant change in estimated total revenue and cost could affect the profitability of our contracts, we routinely review and update our contract-related estimates through a disciplined project review process in which management reviews the progress and execution of our performance obligations and the estimate at completion. As part of this process, management reviews information including, but not limited to, outstanding contract matters, progress towards completion, program schedule and the associated changes in estimates of revenues and costs. Management must make assumptions and estimates regarding the availability and productivity of labor, the complexity of the work to be performed, the availability and cost of materials, the performance of subcontractors and the availability and timing of funding from the customer, along with other risks inherent in performing services under all contracts where we recognize revenue over time using the cost-to-cost method.

We typically recognize changes in contract estimates on a cumulative catch-up basis in the period in which the changes are identified. Such changes in contract estimates can result in the recognition of revenue in a current period for performance obligations which were satisfied or partially satisfied in prior period. Changes in contract estimates may also result in the reversal of previously recognized revenue if the current estimate differs from the previous estimate. If at any time the estimate of contract profitability indicates an anticipated loss on the contract, we recognize the total loss in the period it is identified.

Contracts are often modified to account for changes in contract specifications and requirements. Most of our contract modifications are for goods or services that are not distinct from existing contracts due to the significant integration provided in the context of the contract and are accounted for as if they were part of the original contract. The effect of a contract modification on the transaction price and our measure of progress for the performance obligation to which it relates, is recognized as an adjustment to revenue (either as an increase in or a reduction of revenue) on a cumulative catch-up basis. We account for contract modifications prospectively when the modification results in the promise to deliver additional goods or services that are distinct and the increase in price of the contract is for the same amount as the stand-alone selling price of the additional goods or services included in the modification.

Unbilled Receivables and Deferred Revenue

Billing practices are governed by the contract terms of each project based upon costs incurred, achievement of milestones or predetermined schedules. Billings do not necessarily correlate with revenue recognized over time using the cost-to-cost method. Unbilled receivables (contract assets) include unbilled amounts typically resulting from revenue under long-term contracts when the cost-to-cost method of revenue recognition is utilized, and revenue recognized exceeds the amount billed to the customer. Deferred revenue (contract liabilities) consists of advance payments and billings in excess of revenue recognized. Our unbilled receivables and deferred revenue are reported in a net position on a contract-by-contract basis at the end of each reporting period.

Intuitive Machines, LLC and Consolidated Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(Table amounts in thousands, except share and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The payment terms of our contracts from time to time require the customer to make advance payments as well as interim payments as work progresses. The advance payment generally is not considered to contain a significant financing component as we expect to recognize those amounts in revenue within a year of receipt as work progresses on the related performance obligation.

Income Taxes

Intuitive Machines

Intuitive Machines has elected to be treated as a partnership for income tax purposes. Partnerships are not subject to U.S. federal income taxes. Rather, the partnership’s taxable income flows through to the owners, who are responsible for paying the applicable income taxes on the income allocated to them. Accordingly, no provision for federal income taxes has been recorded for Intuitive Machines, LLC. However, the Company is subject to Texas Margin Taxes. The Company recorded $25 thousand and $10 thousand for the nine months ended September 30, 2022 and 2021, respectively, in income tax expense in the accompanying condensed consolidated statements of operations.

Intuitive Machines is subject to partnership audit rules enacted as part of the Bipartisan Budget Act of 2015 (“the Centralized Partnership audit Regime”). Under the Centralized Partnership Audit Regime, any Internal Revenue Service (“IRS”) audit of Intuitive Machines would be conducted at the Company level, and if the IRS determines an adjustment, the default rule is that Intuitive Machines would pay an “imputed underpayment” including interest and penalties, if applicable. Intuitive Machines may instead elect to make a “push-out” election, in which case the partners for the year that is under audit would be required to take into account the adjustments on their own personal or business tax returns. If Intuitive Machines receives an imputed underpayment, a determination will be made based on the relevant facts and circumstances that exist at that time to allocate such imputed underpayment to each partner based on their specific share of such imputed underpayment. Any payments that Intuitive Machines ultimately makes on behalf of its current partners will be reflected as a distribution, rather than tax expense, at the time that such distribution is declared.

Intuitive Aviation

Intuitive Aviation is a corporation for tax purposes and is subject to U.S. federal income taxes. Accordingly, provision for income taxes has been recorded for Intuitive Aviation, Inc. We use the asset and liability method of accounting for income taxes for Intuitive Aviation. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss (“NOL”) and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in the results of operations in the period that includes the enactment date. The realizability of deferred tax assets is evaluated quarterly based on a “more likely than not” standard and, to the extent this threshold is not met, a valuation allowance is recorded.

We have determined that there are not any tax positions outstanding that would fail to meet a “more likely than not” standard, and therefore there have not been any uncertain tax positions identified.

Space Network Solutions

Space Network Solutions has elected to be treated as a partnership for income tax purposes. Partnerships are not subject to U.S. federal income taxes. Rather, the partnership’s taxable income flows through to the owners, who are responsible for paying the applicable income taxes on the income allocated to them. Accordingly, no provision for federal income taxes has been recorded for Space Network Solutions, LLC. However, Space Network Solutions is subject to Texas Margin Taxes. The Company recorded $0 for the nine months ended September 30, 2022 and 2021, respectively, in income tax expense in the accompanying condensed consolidated statements of operations.

Intuitive Machines, LLC and Consolidated Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(Table amounts in thousands, except share and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Space Network Solutions is subject to partnership audit rules enacted as part of the Bipartisan Budget Act of 2015 (“the Centralized Partnership audit Regime”). Under the Centralized Partnership Audit Regime, any Internal Revenue Service (“IRS”) audit of Space Network Solutions would be conducted at the Company level, and if the IRS determines an adjustment, the default rule is that Space Network Solutions would pay an “imputed underpayment” including interest and penalties, if applicable. Space Network Solutions may instead elect to make a “push-out” election, in which case the partners for the year that is under audit would be required to take into account the adjustments on their own personal or business tax returns. If Space Network Solutions receives an imputed underpayment, a determination will be made based on the relevant facts and circumstances that exist at that time to allocate such imputed underpayment to each partner based on their specific share of such imputed underpayment. Any payments that Space Network Solutions ultimately makes on behalf of its current partners will be reflected as a distribution, rather than tax expense, at the time that such distribution is declared.

The Company follows the guidance of ASC Topic 740, Income Taxes. Interest and penalties associated with tax positions are recorded in the period assessed as general and administrative expenses. The open tax years for Intuitive Machines’ and Intuitive Aviation’s tax returns include 2019 through 2021 for state and federal reporting purposes.

Unit-Based Compensation

We recognize all unit-based awards to employees and directors as unit-based compensation expense based upon their fair values on the date of grant.

We estimate the fair value of unit-based payment awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as an expense during the requisite service periods. We have estimated the fair value for each option award as of the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model considers, among other factors, the expected life of the award and the expected volatility of our unit price. We recognize the unit-based compensation expense over the requisite service period using the straight-line method for service condition only awards, which is generally a vesting term of five years. Forfeitures are accounted for in the period in which they occur.

Accounting Principles Recently Adopted

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740), which removes specific exceptions to the general principles in ASC Topic 740 related to the incremental approach for intra-period tax allocation, accounting for basis differences for ownership changes in foreign investments and interim period income tax accounting for year-to-date losses that exceed anticipated losses. The ASU also improves financial statement preparers’ application of income tax-related guidance and simplifies GAAP for franchise taxes that are partially based on income, transactions with a government that result in a step up in the tax basis of goodwill, separate financial statements of legal entities that are not subject to tax and enacted changes in tax laws in interim periods. For private entities, this ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within those years. Early adoption is permitted. The adoption of ASU 2019-12 did not have a material impact on our financial condition, results of operations, and cash flows.

In October 2020, the FASB issued ASU 2020-10, Codification Improvements, which removes references to various FASB Concepts Statements, properly situates all disclosure guidance in the appropriate disclosure section of the Codification as well as makes other improvements and technical corrections to the Codification that are not expected to have a significant effect on current accounting practice. The changes of this ASU are effective for annual periods beginning after December 15, 2021. The adoption of ASU 2020-10 did not have a material impact on our financial condition, results of operations, or cash flows.

Intuitive Machines, LLC and Consolidated Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(Table amounts in thousands, except share and per share data)

NOTE 3 — REVENUE

Disaggregated Revenues

We disaggregate our revenue from contracts with customers by contract type. The following tables provide information about disaggregated revenue for the nine months ended September 30, 2022 and 2021 (in thousands):

	Nine Months Ended September 30,
	2022		2021
Revenue by Contract Type
Fixed price	$43,802	91%	$48,371	95%
Time and materials	4,157	9%	2,744	5%
Total	$47,959	100%	$51,115	100%

Contract Assets and Liabilities

Contract assets primarily relate to deferred contract costs for subcontracted launch services, as well as work completed not yet billed for performance obligations that are satisfied over time. Deferred contract costs and unbilled receivables are recorded contract assets on our condensed consolidated balance sheets. Contract assets related to deferred contract costs are amortized straight-line across the life of the long-term service arrangement. Contract assets related to work completed for performance obligations that are satisfied over time are transferred to receivables when the right to consideration becomes unconditional. Contract liabilities relate to billings or consideration received in advance of performance (obligation to transfer goods or services to a customer) under the contract as well as provisions for loss contracts. Contract liabilities are recognized as revenue when the performance obligation has been performed. Current deferred revenue and provisions for loss contracts are recorded in current contract liabilities on our condensed consolidated balance sheets. Long-term deferred revenue and provisions for loss contracts are recorded in long-term contract liabilities on our condensed consolidated balance sheets.

The following table presents contract assets as of September 30, 2022 and December 31, 2021 (in thousands):

	September 30, 2022	December 31, 2021
Contract Assets
Deferred contract costs	$13,914	$1,800
Unbilled receivables	585	44
Total	$14,499	$1,844

For the nine months ended September 30, 2022 and 2021, amortization expense associated with deferred contract costs for subcontracted launch services is recorded in cost of services and was $33.2 million and $30.5 million, respectively.

The following table presents contract liabilities as of September 30, 2022 and December 31, 2021 (in thousands):

	September 30, 2022	December 31, 2021
Contract Liabilities
Contract liabilities – current
Deferred revenue	$49,649	$31,644
Contract loss provision	10,388	12,001
Accrued launch costs	4,860	5,984
Total contract liabilities – current	64,897	49,629
Contract liabilities – long-term
Deferred revenue	—	—
Contract loss provision	3,297	10,530
Total contract liabilities – long-term	3,297	10,530
Total contract liabilities	$68,194	$60,159

Intuitive Machines, LLC and Consolidated Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(Table amounts in thousands, except share and per share data)

NOTE 3 — REVENUE (cont.)

Revenue recognized from amounts included in contract liabilities at the beginning of the period was $24.6 million and $28.1 million during the nine months ended September 30, 2022 and 2021, respectively.

Loss Contracts

In the nine months ended September 30, 2022 and 2021, we recorded $6.9 million and $12.2 million in net losses, respectively, related to contracts with customers. Contract losses are a result of constraining variable consideration and estimated contract costs exceeding current contract price.

As of September 30, 2022, the status of these loss contracts were as follows:

•        The first contract, for commercial lunar payload services, became a loss contract in 2019 due to the constraint of variable consideration. Variable consideration has been constrained to $0 from a total potential amount of $8.1 million. For the nine months ending September 30, 2022, and 2021, changes in estimated contract costs resulted in an additional $9.3 million and $11.7 million contract loss, respectively. As of September 30, 2022, and 2021, this contract was approximately 92% complete and 75% complete, respectively. The contract is anticipated to be 100% complete as of March 31, 2023. As of September 30, 2022 and 2021, the reserve for estimated contract losses recorded in other current liabilities in our condensed consolidated balance sheets was $2.6 million and $5.5 million, respectively.

•        The second contract, for commercial lunar payload services, became a loss contract in 2021 due to the constraint of variable consideration and estimated contract costs exceeding current contract price. Variable consideration has been constrained to $0 from a total potential amount of $7.8 million. For the nine months ended September 30, 2022 and 2021, changes in estimated contract costs resulted in a reduction of $(6.4) million and $0 of contract loss. As of September 30, 2022, and 2021, this contract was approximately 25% complete and 0% complete respectively. The contract is anticipated to be 34% complete and 86% complete as of December 31, 2022 and 2023, respectively. As of September 30, 2022 and 2021, the reserve for estimated contract losses recorded in other current liabilities in our condensed consolidated balance sheets was $9.6 million and $0, respectively.

•        The third contract, for commercial lunar payload services, became a loss contract in 2022 due to the constraint of variable consideration and estimated contract costs exceeding current contract price. Variable consideration has been constrained to $0 from a total potential amount of $8.4 million. For the nine months ending September 30, 2022 and 2021, changes in estimated contract costs resulted in an additional $3.5 million and $0 contract loss, respectively. As of September 30, 2022 this contract was approximately 65% complete. The contract is anticipated to be 74% complete and 100% complete as of December 31, 2022 and 2023, respectively. As of September 30, 2022, the reserve for estimated contract losses recorded in other current liabilities in our condensed consolidated balance sheets was $1.2 million.

•        The remaining loss contracts are individually and collectively immaterial.

Remaining Performance Obligations

Remaining performance obligations represent the remaining transaction price of firm orders for which work has not been performed and excludes unexercised contract options. As of September 30, 2022, the aggregate amount of the transaction price allocated to remaining fixed price performance obligations was $111.9 million. The Company expects to recognize revenue on approximately 20-25% of the remaining performance obligations over the next 3 months, 65-70% recognized in 2023 and the remaining thereafter. Remaining performance obligations do not include variable consideration that was determined to be constrained as of September 30, 2022.

For time and materials contracts, we have adopted the practical expedient that allows us to recognize revenue based on our right to invoice; therefore, we do not report unfulfilled performance obligations for time and materials agreements.

Intuitive Machines, LLC and Consolidated Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(Table amounts in thousands, except share and per share data)

NOTE 4 — PROPERTY AND EQUIPMENT, NET

As of September 30, 2022 and December 31, 2021, property and equipment, net consisted of the following (in thousands):

	September 30, 2022	December 31, 2021
Leasehold improvements	$1,544	$1,527
Vehicles and trailers	129	129
Computers and software	1,783	1,306
Furniture and fixtures	774	766
Machinery and equipment	2,116	1,962
Construction in progress	13,770	2,282
Property and equipment, gross	20,116	7,972
Less: accumulated depreciation and amortization	(2,906)	(2,123)
Property and equipment, net	$17,210	$5,849

Total depreciation related to property and equipment for the nine months ended September 30, 2022 and 2021 was $783 thousand and $604 thousand, respectively.

As of September 30, 2022 and December 31, 2021, the Company pledged property and equipment with net book value of approximately $16.2 million and $4.7 million, respectively, as security for its comprehensive credit facilities with Live Oak Bank.

As of September 30, 2022, Construction in progress includes $9.6 million of construction costs for a lunar operations center as further described in Note 5 as well as $4.1 million of costs associated with the fabrication of a commercial communications satellite. The Company capitalized interest in connection with construction in progress of $130 thousand and $0 for the nine months ended September 30, 2022 and 2021, respectively.

NOTE 5 — LEASES

The Company leases real estate for office space and for administrative, research, marketing and light manufacturing operations of the Lessee’s aerospace related research and development business under operating leases. There are no finance leases.

The Company has four real estate leases with lease terms ranging from 16 months to 115 months, some of which contain options to extend and some of which contain options to terminate the lease without cause at the option of lessee.

The Company’s real estate leasing agreements include terms requiring the Company to reimburse the lessor for its share of real estate taxes, insurance, operating costs and utilities which the Company accounts for as variable lease costs when incurred since the company has elected to not separate lease and non-lease components, and hence are not included in the measurement of lease liability. For the nine months ended September 30, 2022 and 2021, there were no significant variable lease costs. There are no restrictions or covenants imposed by any of the leases, and none of the Company’s leases contain material residual value guarantees.

As of September 30, 2022, the Company had signed a ground lease agreement for the development of a lunar operations center that will serve as a production and testing facility of lunar lander components and other aerospace related operations. The facility is currently under construction, and the lessor will reimburse up to $40 million for certain costs incurred by the Company for design, construction, and development. The Company concluded that it was deemed the owner, for accounting purposes only, of the facility under build-to-suit lease accounting due to its involvement in the construction activities of the facility. Accordingly, the Company is accounting for the construction of the facility

Intuitive Machines, LLC and Consolidated Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(Table amounts in thousands, except share and per share data)

NOTE 5 — LEASES (cont.)

as a financing arrangement. As of September 30, 2022, the Company has capitalized $9.6 million of construction in progress and a corresponding financing obligation of $8.1 million. Upon completion of the construction project, the ground lease agreement will have an initial term of 20 years with four optional renewal periods of 5 years each. No amounts of right-of-use asset or lease liability have been recorded.

The components of total lease expense are as follows (in thousands):

	Nine Months Ended September 30,
	2022	2021
Operating lease cost	$456	$359
Total lease cost	$456	$359

The components of supplemental cash flow information related to operating leases are as follows (in thousands):

	Nine Months Ended September 30,
	2022	2021
Cash paid (received) for amounts included in the measurement of lease liabilities:
Cash flow from operating activities	$574	$472
Weighted Average Lease Term (months)	46	62
Weighted average discount rate	5.9%	6.0%

The Company recorded $9.6 and $0.0 million in property and equipment related to reimbursable leasehold improvement costs incurred as of September 30, 2022 and December 31, 2021, respectively.

The supplemental balance sheet information related to operating leases for the period is as follows (in thousands):

	September 30, 2022	December 31, 2021
Long-term right-of-use assets	$1,932	$1,829

Current lease liabilities	$738	$514
Long-term lease liabilities	2,132	2,371
Total operating lease liabilities	$2,870	$2,885

The table below includes the estimated future undiscounted cash flows for operating leases as of September 30, 2022 (in thousands):

Year Ending December 31,	Amount
Remainder of 2022	$234
2023	820
2024	802
2025	652
2026	588
Thereafter	98
Total undiscounted lease payments	$3,194
Less: imputed interest	324
Present value of lease liabilities	$2,870

Intuitive Machines, LLC and Consolidated Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(Table amounts in thousands, except share and per share data)

NOTE 6 — DEBT

The following table summarizes our outstanding debt (in thousands):

	September 30, 2022	December 31, 2021
Credit Mobilization Facility	$20,000	$12,000
First Insurance Funding Loan	—	108
Principal amount of long-term debt	20,000	12,108
Less: deferred financing costs	(46)	—
Less: current maturities	(7,972)	(12,108)
Long-term debt, net of current maturities	11,982	—

As of September 30, 2022, the weighted-average interest rate on short-term borrowings outstanding was 5.84%. As of December 31, 2021, the weighted-average interest rate on short-term borrowings outstanding was 5.25%.

Live Oak Credit Mobilization Credit Facility Line of Credit

On December 12, 2019, we entered into a loan agreement with Live Oak Banking Company which provided a $12.0 million Credit Mobilization Facility with a due date of December 12, 2022 and a $1.0 million line of credit with a due date of December 12, 2020. Both the Credit Mobilization Facility and line of credit bear interest (payable monthly) at a rate per annum equal to 6.0%. The Credit Mobilization Facility and line of credit are secured by substantially all of the assets of the Company. On December 8, 2020 the Company entered into a Loan Modification Agreement with Live Oak Banking Company which amended the terms of the line of credit, including decreasing the maximum principal from $1.0 million to $400 thousand, extending the maturity date from December 12, 2020 to December 10, 2021, and changing the interest rate from 6.0% to a variable interest rate at the prime rate, as published in the Wall Street Journal newspaper, plus 2.0%. On April 30, 2021, we entered into a commitment with Live Oak Banking Company which provided a $12.0 million contract mobilization credit facility with a loan maturity of November 15, 2022, which superseded the existing contract mobilization credit facility. On December 10, 2021 the line of credit expired. The Company had no balance outstanding at that time and did not renew the line of credit.

On July 14, 2022, we entered into the Second Amended and Restated Loan Agreement with Live Oak Banking Company which provided an $8.0 million mobilization credit facility with a loan maturity of July 14, 2024 and extended the maturity date of our existing $12.0 million mobilization credit facility to November 14, 2023. The mobilization credit facilities bear interest (payable monthly) at a rate per annum equal to the greater of (a) the prime rate, as published in the Wall Street Journal newspaper, plus 2% and (b) 5%. The mobilization credit facilities require the Company to meet certain financial and other covenants and are secured by substantially all of the assets of the Company. There was $20 and $12 million outstanding under the credit mobilization facilities as of September 30, 2022 and December 31, 2021, respectively.

Paycheck Protection Program

On April 7, 2020, the Company received loan proceeds of $1.8 million (the “PPP Loan”) pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The PPP Loan, which was in the form of a promissory note (the “Note”), dated April 7, 2020, between Intuitive Machines and Live Oak Banking Company, as the lender, originally matured on April 7, 2022. Under the terms of the PPP, some or all of the PPP Loan amount may be forgiven if the PPP Loan proceeds are used for qualifying expenses as described in the CARES Act and the Note, such as payroll costs, benefits, rent, and utilities. The Company applied for forgiveness to the Small Business Association (“SBA”) on December 14, 2020. On April 4, 2021, the Company was notified that the PPP Loan was forgiven and recorded a $1.8 million gain on extinguishment of debt.

Intuitive Machines, LLC and Consolidated Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(Table amounts in thousands, except share and per share data)

NOTE 6 — DEBT (cont.)

First Insurance Funding Loans

On August 24, 2021, we entered into a loan agreement with First Insurance Funding (“First FIF Loan”) which provided $0.1 million in credit to be used to purchase certain insurance policies with a due date of May 21, 2022. On December 3, 2021, we entered into a second loan agreement with First Insurance Funding (“Second FIF Loan”) which provided an additional $0.1 million in credit to be used to purchase certain insurance policies with a due date of May 21, 2022. Both the First FIF Loan and the Second FIF Loan, collectively the “FIF Loans”, bear interest (payable monthly) at a rate per annum equal to 5.9%. There was $0 and $0.1 million outstanding under the FIF Loans as of September 30, 2022 and December 31, 2021, respectively.

NOTE 7 — INCOME TAXES

The Company’s effective tax rates for the nine months ended September 30, 2022 and 2021 were (0.13%) and (0.07)%, respectively. The difference between the Company’s effective tax rate for the period ended September 30, 2022 and the U.S. statutory tax rate of 21% was primarily due to a full valuation allowance recorded on the Company’s net US deferred tax assets of Intuitive Aviation, non-taxable income/(loss) passed through and taxable to our partners, and state taxes. The Company’s deferred tax assets have been reduced by a valuation allowance due to a determination made that it is more likely than not that some or all of the deferred assets will not be realized based on the weight of all available evidence. The Company continues to closely monitor and weigh all available evidence, including both positive and negative, in making its determination whether to maintain a valuation allowance. We believe that any adjustment to our uncertain tax positions would not have a material impact on our financial statements given the Company’s deferred tax and corresponding valuation allowance position as of September 30, 2022.

NOTE 8 — SAFE AGREEMENTS

During the nine months ended September 30, 2022, the Company received $4.3 million in proceeds from three new SAFE Agreements which were executed on January 4, 2022, January 5, 2022 and February 8, 2022 (the “New SAFE Agreements”). Proceeds from the New SAFE Agreements will be used to fund operations. The New SAFE Agreements are subject to the same terms and conditions as previous SAFE Agreements.

As of December 31, 2021, the Company received $13.0 million in cash related to two SAFE Agreements and 555,556 shares of Series X Convertible Preferred Stock of Intuitive Aviation valued at $1.5 million related to one SAFE Agreement. The SAFE Agreements were executed on September 29, 2021, November 4, 2021 and December 8, 2021. Cash proceeds from the SAFE were used to fund operations.

If an equity financing transaction event, pursuant to which the Company issues and sells preferred stock at a fixed valuation, occurs before the termination of the SAFE, the Company will issue preferred stock to the investor. On the initial close of the equity financing transaction, the SAFE will convert into the number of shares equal to the investment amount divided by either (i) the price per share equal to the valuation cap, as established in the SAFE, divided by the Company capitalization or (ii) 90% of the lowest price per share sold in the equity financing transaction, whichever calculation results in the greatest number of shares.

If a liquidity event, including a change of control, direct listing, or initial public offering, occurs before the termination of the SAFE, the investor will receive consideration equal to the greater of (i) the investment amount or (ii) the amount payable on the number of shares equal to the investment amount divided by the price per share as determined by taking the valuation cap (defined in the SAFE) divided by the Company capitalization.

Intuitive Machines, LLC and Consolidated Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(Table amounts in thousands, except share and per share data)

NOTE 8 — SAFE AGREEMENTS (cont.)

In a dissolution event, as defined in the SAFE, the Company will pay the investor an amount equal to the purchase price, due and payable immediately prior to the consummation of the dissolution event.

As of September 30, 2022, the SAFE Agreements along with New SAFE Agreements had not yet converted as a qualifying financing event had not yet occurred as of September 30, 2022. Pursuant to the guidance under ASC 480, the Company determined that the SAFE agreements should be recorded as liabilities on the Company’s balance sheet and should be initially and subsequently measured at fair value with the changes in fair value recognized in earnings.

NOTE 9 — MEMBERS’ EQUITY

The Company has two classes of common equity, Class A Common Units (“Class A Units” or “Class A Unit Interests”) and Class B Common Units (“Class B Units” or “Class B Unit Interests”) which are held by Members.

Class A Unit Interests have all the rights, privileges, preferences, and obligations provided for in the amended and restated LLC Agreement dated May 25, 2021, which are generally consistent with an ordinary equity ownership interest. The Company is authorized to issue an unlimited number of Class A Unit Interests. The Class A Unit Interests of the Company are based upon the fair market value of the Company as a whole, at the time of monetary contribution. In accordance with the amended and restated LLC agreement, Class A Unit Interests increased by a multiple of one hundred thousand (100,000) or 1 to 100,000 unit split on May 25, 2021. The Class A members and their respective unit interests uniformly increased. Unless otherwise indicated, the number of Members’ Units outstanding and per-unit amounts in these interim condensed consolidated financial statements and accompanying notes have been retroactively adjusted to reflect the effect of the unit split. As part of the Unit Split, the par value of our Members’ Units was adjusted from $1 per unit to $0.00001 per unit. As of September 30, 2022 and December 31, 2021, there were 122,500,500 and 122,500,000 Class A Units issued and outstanding, respectively.

Class B Unit Interests are non-voting interests and shall not have the right to approve, vote or take action on any issue requiring Member approval, Member voting or Member action as stated in the amended and restated LLC Agreement dated May 25, 2021. The Company is authorized to issue 6,125,000 of Class B Unit Interests. The Unit Interests of the Company are based upon the fair market value of the Company as a whole, at the date of purchase. As of September 30, 2022 and December 31, 2021, there were 500 and zero Class B Units issued and outstanding. Distributions (including liquidating distributions) are to be made to the Class A Unit Interest owners at a time to be determined by the Board of Managers. Member’s profit and loss distributions are dispersed based on their allocated Class A Unit Interests. Each Member’s equity account will be adjusted for distributions paid to the Member and additional capital contributions that are made by the Member. All revenues, costs and expenses of the Company are allocated to the Member in accordance with the LLC Agreements. Except as otherwise expressly agreed in writing, members of the Company are not personally liable for any obligations of the Company.

NOTE 10 — UNIT-BASED COMPENSATION

2021 Unit Option Plan

On May 25, 2021, the Company’s board of directors adopted, and its members approved the 2021 Unit Option Plan, or the 2021 Plan. The 2021 Plan allows the Company to grant Incentive Unit Options to purchase Class B Unit Interests. Pursuant to the plan, up to 6,125,000 shares of Class B units have been reserved for issuance, upon exercise of the aforementioned Incentive Unit Options made to employees, directors and consultants.

Intuitive Machines, LLC and Consolidated Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(Table amounts in thousands, except share and per share data)

NOTE 10 — UNIT-BASED COMPENSATION (cont.)

Unit Option Activity

The following table sets forth the summary of unit option activity under the 2021 Plan:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (000’s)
Outstanding as of December 31, 2021	3,043,000	$1.00	—	—
Granted	550,000	4.81	—	—
Exercised	(500)	1.00	—	—
Forfeited	(219,750)	1.00	—	—
Balance as of September 30, 2022	3,372,750	$1.62	8.90	$10,718,950
Exercisable as of September 30, 2022	1,200,550	$1.00	8.71	$4,562,090

Aggregate intrinsic value represents the difference between the exercise price of the options and the estimated fair value of the Company’s units determined by our Board of Directors for each of the respective periods.

The following table sets forth the summary of weighted-average grant-date fair value of unit options under the 2021 Plan:

Weighted- Average Grant Date Fair Value
Non-vested as of December 31, 2021	$0.30
Granted	3.07
Vested	0.30
Forfeited	0.31
Non-vested as of September 30, 2022	$1.01

Unit-Based Compensation

Unit-based compensation expense was classified in the condensed consolidated statement of operations under general and administrative expense. As of September 30, 2022, the Company had $1.8 million in estimated unrecognized unit-based compensation costs related to outstanding unit options that is expected to be recognized over a weighted average period of 1.93 years.

Valuation of Unit-Based Compensation Awards

The following weighted average assumptions were used to calculate the fair value of each unit option award under the Black-Scholes option pricing model:

	September 30,
	2022	2021
Expected unit price volatility	65 – 70%	45.0%
Risk-free interest rate	2.9 – 3.6%	0.1%
Expected annual dividend yield	—%	—%
Expected term (years)	6.50	1.04

Intuitive Machines, LLC and Consolidated Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(Table amounts in thousands, except share and per share data)

NOTE 11 — FAIR VALUE MEASUREMENTS

The following tables summarize the fair value of assets and liabilities that are recorded in the Company’s condensed consolidated balance sheets as of September 30, 2022 and December 31, 2021 at fair value on a recurring basis.

	September 30, 2022
	Frequency of Measurement	Total	Level 1	Level 2	Level 3
Liabilities
SAFE Agreement liabilities	Recurring	$18,042	$—	$—	$18,042
Total liabilities measured at fair value		$18,042	$—	$—	$18,042
	December 31, 2021
	Frequency of Measurement	Total	Level 1	Level 2	Level 3
Liabilities
SAFE Agreement liabilities	Recurring	$13,973	$—	$—	$13,973
Total liabilities measured at fair value		$13,973	$—	$—	$13,973

The following tables provides a rollforward of the Company’s SAFE Agreement liabilities discussed in Note 8 — SAFE Agreements.

September 30, 2022
Balance, beginning December 31, 2021	$13,973
Additions	4,250
Change in fair value	(181)
Balance September 30, 2022	$18,042

The fair value of the SAFE Agreements under the equity financing scenario is estimated using a Monte Carlo simulation approach. The fair value of the SAFE Agreements under the liquidity event and dissolution event scenarios is estimated based on the present value of the purchase amount.

The unobservable inputs used in the fair value measurement of the Company’s SAFE Agreements are the probabilities of future scenarios, volatility, discount rate and risk-free rate. As of September 30, 2022, the probability of an equity financing was 10%, the probability of a liquidity event was 85% and the probability of a dissolution event was 5%. As of September 30, 2022, the volatility utilized in the Monte Carlo simulation is 83%. The value under the liquidity event and dissolution event scenarios is based on the present value of the purchase amount. The present value factors are estimated based on a 16.4% discount rate based on venture capital rates of return for September 30, 2022. The periods in which the scenarios are expected to occur for the equity financing, liquidity event, and dissolution events are 1.0 year, 1.0 year, and 2.0 years, respectively as of September 30, 2022.

As of December 31, 2021, the probability of an equity financing was 45.0%, the probability of a liquidity event was 50.0% and the probability of a dissolution event was 5.0%. As of December 31, 2021, the volatility utilized in the Monte Carlo simulation is 65.0%. The value under the liquidity event and dissolution event scenarios is based on the present value of the purchase amount. The present value factors are estimated based on a 18.7% discount rate based on venture capital rates of return for December 31, 2021. The periods in which the scenarios are expected to occur for the equity financing, liquidity event, and dissolution events are 0.5 years, 1.0 year, and 2.0 years, respectively as of December 31, 2021.

Intuitive Machines, LLC and Consolidated Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(Table amounts in thousands, except share and per share data)

NOTE 12 — EARNINGS PER UNIT

Basic income (loss) per share is computed by dividing net income (loss) attributable to Class A Common Unit holders by the sum of the weighted-average number of units outstanding, representing 122,500,108 units for the nine months ended September 30, 2022 and 122,500,000 for the nine months ended September 30, 2021. For the nine months ended September 30, 2022 and 2021, there were no dilutive units outstanding.

As a result, the calculation of diluted income (loss) per unit was equal to the calculation of basic income (loss) per unit.

The following table presents net loss per unit and related information:

	Nine Months Ended September 30,
	2022	2021
	(in thousands, except per unit data)
Basic and diluted:
Net loss	$(18,828)	$(14,642)
Weighted-average common shares outstanding	122,500,108	122,500,000
Basic and diluted net loss per unit	$(0.15)	$(0.12)

NOTE 13 — RELATED PARTY TRANSACTIONS

Intuitive Machines, Intuitive Aviation, and Space Network Solutions have entered into recurring transaction agreements with certain related parties, including sales agreements and loan agreements.

Axiom Space, Inc.

For nine months ended September 30, 2022 and 2021, the Company had $1,558 thousand and $336 thousand, respectively, in revenue with Axiom Space, Inc. (“Axiom”) related to engineering services. As of September 30, 2022 and December 31, 2021, there were $836 thousand and $380 thousand, respectively, of affiliate accounts receivable related to Axiom. Kamal Ghaffarian is a member of Management at Intuitive Machines and a member of Management at Axiom. Revenues related to Axiom are incurred in the normal course of business and amounts are settled under normal business terms.

IBX, LLC

For nine months ended September 30, 2022 and 2021, the Company had $1,628 thousand and $312 thousand, respectively, in expenses with IBX, LLC (“IBX”) related to management fees. As of September 30, 2022 and December 31, 2021, there were $1,944 thousand and $218 thousand, respectively, of affiliate accounts payable related to IBX expenses. Kamal Ghaffarian is a member of Management at Intuitive Machines and a member of Management at IBX. Expenses related to IBX are incurred in the normal course of business and amounts are settled under normal business terms.

KBR, Inc.

On November 12, 2020, KBR, Inc. (“KBR”) made an initial capital contribution in SNS resulting in a 10% ownership of SNS, previously a wholly owned subsidiary of the Company. Related party transactions from this date forward are as follows. For nine months ended September 30, 2022 and 2021, the Company had $1,385 thousand and $1,046 thousand, respectively, in affiliate revenue with KBR related to engineering services. As of September 30, 2022 and December 31, 2021, there was $333 thousand and $191 thousand, respectively, of affiliate accounts receivable related to KBR revenue. Revenues related to KBR are incurred in the normal course of business and amounts are settled under normal business terms.

Intuitive Machines, LLC and Consolidated Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(Table amounts in thousands, except share and per share data)

NOTE 13 — RELATED PARTY TRANSACTIONS (cont.)

Penumbra, LLC

For the nine months ended September 30, 2022 and 2021, the Company had $94 and $150 thousand, respectively, in expenses with Penumbra, LLC (“Penumbra”) related to license fees. Certain members of executive management at Intuitive Machines have an ownership interest in Penumbra. Expenses related to Penumbra are incurred in the normal course of business.

NOTE 14 — COMMITMENTS AND CONTINGENCIES

Legal Proceedings

From time to time, the Company is a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of business. The Company applies accounting for contingencies to determine when and how much to accrue for and disclose related to legal and other contingencies. Accordingly, the Company discloses contingencies deemed to be reasonably possible and accrues loss contingencies when, in consultation with legal advisors, it is concluded that a loss is probable and reasonably estimable. While the resolution of these legal proceedings and claims cannot be predicted with certainty, management believes the outcome of such matters will not have a material adverse effect on our interim condensed consolidated financial statements.

NOTE 15 — VARIABLE INTEREST ENTITY

The Company determines whether joint ventures in which it has invested meet the criteria of a variable interest entity or “VIE” at the start of each new venture and when a reconsideration event has occurred. A VIE is a legal entity that satisfies any of the following characteristics: (a) the legal entity does not have sufficient equity investment at risk; (b) the equity investors at risk as a group, lack the characteristics of a controlling financial interest; or (c) the legal entity is structured with disproportionate voting rights.

The Company consolidates a VIE if it is determined to be the primary beneficiary of the VIE. The primary beneficiary has both the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

IX, LLC Joint Venture

The Company participates in the IX, LLC joint venture (“IX LLC JV”) with X-energy, LLC (X-energy), a nuclear reactor and fuel design engineering company, developing high-temperature gas cooled nuclear reactors and fuel to power them. We hold a 51% interest in the IX LLC JV and X-energy holds a 49% interest. The co-founder and executive chairman of Intuitive Machines is also the co-founder and current member of management of X-energy. Intuitive Machines and X-energy are common controlled entities. We have determined that IX, LLC JV is a variable interest entity and Intuitive Machines is the primary beneficiary because it is most closely associated with the activities of the joint venture. Therefore, we consolidate this VIE for financial reporting purposes.

The IX LLC JV was formed to pursue nuclear space propulsion and surface power systems in support of future space exploration goals. In the third quarter of 2022, the IX LLC JV received one of three awards from NASA to design a 40kW fission surface power system for the lunar surface. As of and for the nine months ended September 30, 2022, the IX LLC JV had no significant activities due to the start-up nature of the joint venture.

Intuitive Machines, LLC and Consolidated Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(Table amounts in thousands, except share and per share data)

NOTE 16 — SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information consists of the following (in thousands):

	Nine Months Ended September 30,
	2022	2021
Supplemental cash flow information:
Cash paid for interest, net	$606	$1
Cash paid for Texas margin tax	$355	$15
Accrued capital expenditures	$1,441	$—

NOTE 17 — SUBSEQUENT EVENTS

Management has evaluated subsequent events occurring after the date of the financial statements but before the financial statements were issued on December 1, 2022 to determine if there were any such events or transactions that require potential adjustment to or disclosure in the condensed consolidated financial statements. The Company has concluded that all such events that would require adjustment or disclosure have been recognized or disclosed.

ANNEX A

Dated September 16, 2022
Business Combination Agreement

by and between

Inflection Point Acquisition Corp.

as the Purchaser

and
Intuitive Machines, LLC

as the Company

Annex A-i

Annex A-ii

Annex A-iii

Annex A-iv

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement (this “Agreement”) is made and entered into as of September 16, 2022 by and between Inflection Point Acquisition Corp., a Cayman Islands exempted company (which shall transfer by way of continuation and domesticate as a Delaware corporation prior to the Closing) (the “Purchaser”), and Intuitive Machines, LLC, a Texas limited liability company (which shall convert into a Delaware limited liability company in connection with the Transactions) (the “Company”). The Purchaser and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties.”

RECITALS:

WHEREAS, the Purchaser is a special purpose acquisition company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, at least one (1) day prior to the Closing Date and subject to the satisfaction or waiver of the conditions of this Agreement (other than those conditions that by their nature are to be satisfied at the Closing), the Purchaser shall transfer by way of continuation to and domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”), and the Companies Act (As Revised) of the Cayman Islands (the “Domestication”);

WHEREAS, in connection with the Transactions, the Company shall file (i) a certificate of conversion with the Secretary of State of the State of Delaware pursuant to Section 18-214 of the Delaware Limited Liability Company Act, as amended, and (ii) a certificate of conversion with the Secretary of State of the State of Texas pursuant to Sections 10.154 and 10.155 of the Texas Business Organizations Code, pursuant to which the Company shall convert into a Delaware limited liability company, and the Company after such conversion is intended to be treated as a continuation of the Company prior to such conversion under Section 708 of the Code (and any similar provision of U.S. state or local applicable Law);

WHEREAS, immediately prior to the Closing, the Company will effectuate a recapitalization, pursuant to which, among other things, all outstanding equity securities of the Company will be converted or exchanged into Company Common Units, Company Options and Unvested Earn Out Units, as applicable, in accordance with the Recapitalization Instrument and will be set forth in the Company Second A&R Operating Agreement, the result of which, among other things, will be that the Sellers will collectively hold Company Common Units and Unvested Earn Out Units as of immediately prior to the Closing (the “Recapitalization”);

WHEREAS, (i) immediately prior to the Domestication, each then issued and outstanding Purchaser Class B Ordinary Share shall convert automatically, on a one-for-one basis, into a Purchaser Class A Ordinary Share (the “Sponsor Share Conversion”) and (ii) in connection with the Domestication, (x) each then issued and outstanding Purchaser Class A Ordinary Share shall convert automatically, on a one-for-one basis, into a share of Domesticated Purchaser Class A Common Stock; (y) each then issued and outstanding warrant of the Purchaser (each a “Cayman Purchaser Warrant”) shall convert automatically into a warrant to acquire one (1) share of the Domesticated Purchaser Class A Common Stock (“Domesticated Purchaser Warrant”), pursuant to the Warrant Agreement; and (z) each then issued and outstanding unit of Purchaser (the “Cayman Purchaser Units”) shall be cancelled and will thereafter entitle the holder thereof to one share of Domesticated Purchaser Class A Common Stock and one-half (1/2) of one Domesticated Purchaser Warrant;

WHEREAS, substantially simultaneously or immediately following the Domestication and subject to the satisfaction or waiver of the conditions of this Agreement (other than those conditions that by their nature are to be satisfied at the Closing), the Purchaser shall file (a) a certificate of incorporation with the Secretary of State of Delaware in substantially the form attached hereto as Exhibit A (the “Purchaser Charter upon Domestication”) and (b) adopt bylaws in substantially the form attached hereto as Exhibit B (the “Purchaser Bylaws upon Domestication”), to (among other things) establish a structure containing Domesticated Purchaser Class A Common Stock, which will, among other matters, carry such economic and voting rights as set forth in the Purchaser Charter upon Domestication and Purchaser Bylaws upon Domestication, Domesticated Purchaser Class B Common Stock, which will carry such non-economic and voting rights as set forth in the Purchaser Charter upon Domestication and Purchaser Bylaws upon Domestication, and Domesticated Purchaser Class C Common Stock, which will carry such non-economic and voting rights as set forth in the Purchaser Charter upon Domestication and Purchaser Bylaws upon Domestication, and in each case with such changes to the forms attached hereto as Exhibits A and B as may be agreed in writing by the Purchaser and the Company;

Annex A-1

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Sponsor has executed and delivered to the Company the Sponsor Support Agreement, pursuant to which the Sponsor has agreed to, among other things, vote to adopt and approve this Agreement and the other documents contemplated hereby (including the applicable Ancillary Documents) and the transactions contemplated hereby and thereby;

WHEREAS, as a condition and inducement to the Purchaser’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Founders have executed and delivered to Purchaser the Member Voting and Support Agreement, pursuant to which the Founders have agreed to, among other things, vote (or act by written consent) to adopt and approve, upon the effectiveness of the Registration Statement, this Agreement and the other documents contemplated hereby (including the applicable Ancillary Documents) and the transactions contemplated hereby and thereby;

WHEREAS, as a condition and inducement to the Parties’ willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Purchaser, the Company and the investors named therein (the “Series A Investors”) have executed and delivered the Series A SPA, pursuant to which the Series A Investors have agreed, among other things, to purchase from the Purchaser, and the Purchaser has agreed, among other things, to sell to the Series A Investors, Series A Preferred Stock and Preferred Investor Warrants, for an aggregate purchase price of $26,000,000 (the “Series A Investment”);

WHEREAS, as a condition and inducement to the Parties’ willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Purchaser and CF Principal Investments LLC (“CFPI”) have executed and delivered the CEF Agreement, pursuant to which from and after the Closing Date, upon the terms and subject to the conditions and limitations set forth therein, the Purchaser may issue and sell to CFPI, from time to time as provided herein, and CFPI shall purchase from the Purchaser, up to the lesser of (i) $50,000,000 in aggregate gross purchase price of newly issued shares of Domesticated Purchaser Class A Common Stock, and (ii) the Exchange Cap (as defined in the CEF Agreement);

WHEREAS, from time to time following the date hereof and prior to the Closing, the Purchaser may enter into subscription, purchase or similar agreements with investors, pursuant to which, and on the terms and subject to the conditions of which, such investors will agree to purchase from the Purchaser either shares of Domesticated Purchaser Class A Common Stock, shares of one or more series of Domesticated Purchaser preferred stock or convertible debt securities of Purchaser (excluding, for the avoidance of doubt, the Series A Investment, the “PIPE Investment”), such purchases to be consummated prior to or substantially concurrently with the Closing (but, for the avoidance of doubt, at the earliest the calendar day after the day in which the Domestication is consummated);

WHEREAS, simultaneously with the Closing, the Class A Sellers, the Company and the Purchaser shall amend and restate the Company Operating Agreement by adopting the Second Amended and Restated Limited Liability Company Agreement of the Company in substantially the form attached hereto as Exhibit C (the “Company Second A&R Operating Agreement”) to, among other things, permit the issuance and ownership of the Company Units as contemplated to be issued and owned upon consummation of the Transactions and admit the Purchaser as the managing member of the Company;

WHEREAS, in connection with the consummation of the Transactions, simultaneously with the Closing, the Class A Sellers, the Company and the Purchaser will enter into a Tax Receivable Agreement in substantially the form attached hereto as Exhibit D (the “Tax Receivable Agreement”), with such changes thereto as may be agreed in writing by the Purchaser and the Company;

WHEREAS, in connection with the consummation of the Transactions, simultaneously with the Closing, the Sponsor, the Purchaser, the Class A Sellers and the other parties thereto will enter into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”) in substantially the form attached hereto as Exhibit E, with such changes thereto as may be agreed in writing by the Purchaser and the Company;

WHEREAS, in connection with the consummation of the Transactions, simultaneously with the Closing, (i) the Sponsor and the Purchaser will enter into a Lock-Up Agreement (the “Sponsor Lock-Up Agreement”) in substantially the form attached hereto as Exhibit F-1, with such changes thereto as may be agreed in writing by the Purchaser and the Company, and the Purchaser, the Class A Sellers and the other parties thereto will enter into a Lock-Up Agreement

Annex A-2

(the “Intuitive Machines Lock-Up Agreement” and, together with the Sponsor Lock-Up Agreement, the Lock-Up Agreements), in substantially the form attached hereto as Exhibit F-2, with such changes thereto as may be agreed in writing by the Purchaser and the Company;

WHEREAS, in connection with the Closing, subject to the terms and conditions herein, the Purchaser shall contribute to the Company (including for, but not limited to, working capital, growth and other general corporate purposes) the Closing Contributions in exchange for Company Common Units, Company Warrants, Series A Preferred Units and Company Preferred Investor Warrants (the “Contribution”, and together with the other transactions contemplated by this Agreement, the “Transactions”);

WHEREAS, the Parties intend that, for U.S. federal, and applicable state and local, income tax purposes, (i) the Domestication qualifies as a “reorganization” described in Section 368(a)(1)(F) of the Code and the Treasury Regulations promulgated thereunder, the Sponsor Share Conversion is treated as a “reorganization” described in Section 368(a)(1)(E) of the Code and the Treasury Regulations promulgated thereunder, and this Agreement constitutes a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated thereunder and (ii) the Closing Contributions qualify as contributions and exchanges described in Section 721 of the Code and the Treasury Regulations promulgated thereunder (each an “Intended Tax Treatment,” and collectively, the “Intended Tax Treatments”);

WHEREAS, the board of managers of the Company has unanimously: (a) determined that it is in the best interests of the Company and the members of the Company, and declared it advisable, for the Company to enter into this Agreement and consummate the Transactions; and (b) approved this Agreement and the Transactions on the terms and subject to the conditions of this Agreement;

WHEREAS, the board of directors of the Purchaser has unanimously: (a) determined that it is in the best interests of the Purchaser and the Purchaser Shareholders, and declared it advisable, for the Purchaser to enter into this Agreement providing for the Transactions; (b) approved this Agreement and the Transactions on the terms and subject to the conditions of this Agreement; and (c) adopted a resolution recommending the Transactions be adopted by the Purchaser Shareholders.

NOW, THEREFORE, in consideration of the premises set forth above, and the representations, warranties, covenants and agreements contained in this Agreement, and for other consideration, the receipt and sufficiency of which is acknowledged and agreed to by the Parties, and intending to be legally bound hereby, the Parties hereto agree as follows:

Article I

Contribution

Section 1.01 Closing Date Consideration, Payments and Share Issuances. At the Closing, subject to the satisfaction or waiver of the conditions of this Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), the Parties shall cause the consummation of the following transactions in the following order:

(a) The Purchaser shall make any payments required to be made by the Purchaser in connection with the Redemptions elected by the Purchaser Shareholders by wire of immediately available funds from the Trust Account.

(b) The Purchaser shall pay, or cause to be paid, from the Available Purchaser Closing Cash, all Purchaser Transaction Costs to the applicable payees, by wire of immediately available funds from the Trust Account, to the extent such Purchaser Transaction Costs are not paid prior to the Closing.

(c) The Purchaser shall (on behalf of the Company) pay, or, cause to be paid, from the Available Purchaser Closing Cash, all Company Transaction Costs, to the extent such Company Transaction Costs are not paid prior to the Closing, to the applicable payees as set forth on the Company Closing Certificate, by wire of immediately available funds from the Trust Account; provided, that the Purchaser shall (on behalf of the Company) pay, or cause to be paid, any amounts included in the Company Transaction Costs that represent compensation to employees to the

Annex A-3

Target Companies for payment to the applicable service provider at the time required by the applicable arrangement through the payroll system of the applicable Target Company; provided, further, that the amounts paid by the Purchaser pursuant to this Section 1.01(c) shall be treated as a contribution to capital of the Company by the Purchaser.

(d) Following the transactions set forth in Section 1.01(a), Section 1.01(b), and Section 1.01(c), the Purchaser shall contribute to the Company all remaining Available Purchaser Closing Cash (including for, but not limited to, working capital, growth and other general corporate purposes).

(e) In consideration for the Closing Contributions, the Company shall issue and deliver to the Purchaser, free and clear of any Liens, other than Liens pursuant to the Company Second A&R Operating Agreement and restrictions on transfer under securities-related Law, the following: (i) a number of Company Common Units equal to the number of Domesticated Purchaser Class A Common Stock outstanding as of the Closing; (ii) a number of Company Warrants equal to the number of Domesticated Purchaser Warrants outstanding as of the Closing pursuant to warrant agreements in form and substance reasonably satisfactory to the Purchaser and the Company; (iii) Series A Preferred Units equal to the number of Series A Preferred Stock outstanding as of the Closing; and (iv) Company Preferred Investor Warrants equal to the number of Preferred Investor Warrants outstanding as of the Closing pursuant to the Series A SPA.

(f) The Purchaser shall issue, or cause to be issued, to each Seller shares of Domesticated Purchaser Class B Common Stock and Domesticated Purchaser Class C Common Stock as set forth on the Closing Member Schedule, in each case, free and clear of all Liens (other than Liens arising pursuant to the Purchaser Organizational Documents (at and following the Closing) or restrictions on transfer under any securities-related Law) in exchange for the payment to Purchaser by each such Seller of adequate consideration (in each case, not to exceed a per-share price equal to the par value per share of the Domesticated Purchaser Class B Common Stock or Domesticated Purchaser Class C Common Stock, as applicable), in each case, as such consideration amount is set forth in a subscription agreement in form and substance reasonably satisfactory to Purchaser and the Company (the “Seller Subscription Amount”). For the avoidance of doubt, the aggregate consideration to be received in respect of the Transactions by the Sellers shall be equal to (and in no event shall exceed) the Aggregate Consideration.

(g) The Purchaser shall contribute to the Company the Seller Subscription Amount (together with the amounts treated as contributions pursuant to Section 1.01(c) and Section 1.01(d), the “Closing Contributions”).

Section 1.02 Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, the Purchaser, the Company and their Affiliates, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amount required to be deducted and withheld with respect to the making of such payment under applicable Law; provided, that if the Purchaser or the Company determines that any payment hereunder (other than any compensatory payments to be made pursuant to this Agreement) is subject to deduction and/or withholding, then such Person shall use commercially reasonable efforts to provide notice to the Person in respect of whom such amounts are intended to be deducted or withheld as soon as reasonably practicable after such determination and shall use commercially reasonable efforts to provide the payment recipient with reasonable opportunity to provide any forms or other documentation and otherwise reasonably cooperate with the relevant Parties in good faith to avoid or minimize such deduction or withholding. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. In the case of any such payment payable to employees of the Target Companies in connection with the Transactions contemplated hereby that is treated as compensation, the relevant Parties shall cooperate to pay such amounts through the applicable Target Company’s payroll to facilitate applicable withholding.

Section 1.03 Further Assurances. From time to time after the Closing Date, upon the reasonable written request of any Party, each Party shall execute, acknowledge and deliver such further instruments and documents, and take such additional action, to effect, consummate, confirm or evidence the Transactions and carry out the purpose this Agreement.

Article II

Closing

Section 2.01 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article VII, the consummation of the Transactions (other than the transactions contemplated by this Agreement that by their nature are to be satisfied prior to the Closing) (the “Closing”) shall take place by electronic exchange of documents and

Annex A-4

signatures at a time and date to be specified in writing by the Parties, which date shall be no later than the third (3rd) Business Day after all the Closing conditions in Article VII have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other date, time or place (including remotely) as the Purchaser and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”).

Section 2.02 Closing Documents.

(a) Purchaser Closing Certificate. Two (2) Business Days prior to the Closing, the Purchaser shall deliver to the Company a written notice setting forth a good faith calculation of the following: (i) the aggregate amount of cash proceeds that will be required to satisfy any exercise of the Redemptions; (ii) the aggregate amount of the Purchaser Transaction Costs as of the Closing; and (iii) the number of shares of Domesticated Purchaser Common Stock and Domesticated Purchaser Warrants, in each case, to be outstanding as of the Closing and after giving effect to the Domestication, the Redemptions and the issuance of securities in connection with the consummation of the PIPE Investment and any forfeiture of Purchaser Class B Ordinary Shares pursuant to the Sponsor Support Agreement.

(b) Company Closing Certificate. Two (2) Business Days prior to the Closing, the Company shall deliver to the Purchaser a written notice (the “Company Closing Certificate”) setting forth a good faith calculation of the aggregate amount of the Company Transaction Costs as of the Closing, including all invoices, wire instructions and applicable Tax forms for each Person owed (and any other supporting details reasonably requested by the Purchaser).

Article III

Earn Out

Section 3.01 Earn Out Units.

(a) As part of the Recapitalization, the Class A Sellers will receive the Unvested Earn Out Units, which will have the terms and conditions set forth in the Company Second A&R Operating Agreement, which shall be consistent with the terms listed in this Section 3.01 and shall vest as follows:

(i) upon the occurrence of Triggering Event I, 2,500,000 of the Unvested Earn Out Units shall vest to each Class A Seller in accordance with such Class A Seller’s Earn Out Pro Rata Share to the extent provided in the Company Second A&R Operating Agreement (the “Triggering Event I Earn Out Units”);

(ii) (x) upon the occurrence of Triggering Event II-A, 5,000,000 of the Unvested Earn Out Units shall vest to each Class A Seller in accordance with such Class A Seller’s Earn Out Pro Rata Share to the extent provided in the Company Second A&R Operating Agreement (the “Triggering Event II-A Earn Out Units”) or (y) upon the occurrence of Triggering Event II-B, 7,500,000 of the Unvested Earn Out Units shall vest to each Class A Seller in accordance with such Class A Seller’s Earn Out Pro Rata Share to the extent provided in the Company Second A&R Operating Agreement (the “Triggering Event II-B Earn Out Units”); and

(iii) upon the occurrence of Triggering Event III, 2,500,000 of the Unvested Earn Out Units shall vest to each Class A Seller in accordance with such Class A Seller’s Earn Out Pro Rata Share to the extent provided in the Company Second A&R Operating Agreement (the “Triggering Event III Earn Out Units” and, together with the Triggering Event I Earn Out Units, the Triggering Event II-A Earn Out Units and the Triggering Event II-B Earn Out Units, the “Earn Out Units”).

(b) For the avoidance of doubt, (i) the Earn Out Units shall be, in each case, adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into Company Common Units), extraordinary cash dividend (which adjustment shall be subject to the reasonable mutual agreement of the Purchaser and the Company), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to Company Common Units occurring on or after the Closing, (ii) the Triggering Events may be achieved at the same time or over the same overlapping Trading Days, and (iii) Triggering Event II-A and Triggering Event II-B may not both be achieved.

(c) If Triggering Event I or a Change of Control has not occurred after the Closing and prior to 11:59 pm ET on December 31, 2023, the obligations in Section 3.01(a)(i) and Section 3.01(e) shall terminate and no longer apply and the applicable Unvested Earn Out Units that would have vested (but did not vest during such period) pursuant to Section 3.01(a)(i) and Section 3.01(e) shall be automatically forfeited and deemed transferred

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to the Company and shall be cancelled by the Company and cease to exist. If Triggering Event II-A or a Change of Control has not occurred in the time period beginning on the date that is one hundred fifty (150) days following the Closing Date and ending on the date that is the five (5) year anniversary of the Closing Date (inclusive of the first and last day of such period), the obligations in Section 3.01(a)(ii)(x) and Section 3.01(e) shall terminate and no longer apply and the applicable Unvested Earn Out Units that would have vested (but did not vest during such period) pursuant to Section 3.01(a)(ii)(x) and Section 3.01(e) shall be automatically forfeited and deemed transferred to the Company and shall be cancelled by the Company and cease to exist. If Triggering Event II-B or a Change of Control has not occurred in the time period beginning on the date that is one hundred fifty (150) days following the Closing Date and ending on the date that is the five (5) year anniversary of the Closing Date (inclusive of the first and last day of such period), the obligations in Section 3.01(a)(ii)(y) and Section 3.01(e) shall terminate and no longer apply and the applicable Unvested Earn Out Units that would have vested (but did not vest during such period) pursuant to Section 3.01(a)(ii)(y) and Section 3.01(e) shall be automatically forfeited and deemed transferred to the Company and shall be cancelled by the Company and cease to exist. If Triggering Event III or a Change of Control has not occurred in the time period beginning on the date that is one hundred fifty (150) days following the Closing Date and ending on the date that is the five (5) year anniversary of the Closing Date (inclusive of the first and last day of such period), the obligations in Section 3.01(a)(iii) and Section 3.01(e) shall terminate and no longer apply and the applicable Unvested Earn Out Units that would have vested (but did not vest during such period) pursuant to Section 3.01(a)(iii) and Section 3.01(e) shall be automatically forfeited and deemed transferred to the Company and shall be cancelled by the Company and cease to exist.

(d) Notwithstanding anything to the contrary contained herein, Unvested Earn Out Units that vest in accordance with this Section 3.01 shall remain subject to any other vesting or forfeiture conditions contained in any other agreements to which the holder is subject.

(e) If, during the Earn Out Period, there is a Change of Control:

(i) that will result in the holders of Domesticated Purchaser Class A Common Stock receiving a per share price (based on the value of the cash, securities or in-kind consideration being delivered in respect of such Domesticated Purchaser Class A Common Stock, as determined in good faith by the Board of Directors of Purchaser) equal to or in excess of $15.00 (adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into Domesticated Purchaser Class A Common Stock), extraordinary cash dividend (which adjustment shall be subject to the reasonable mutual agreement of the Purchaser and the Company), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to Domesticated Purchaser Class A Common Stock occurring on or after the Closing), then (A) to the extent Triggering Event I has occurred prior thereto, but Triggering Event II-A has not occurred prior thereto, Triggering Event II-A shall be deemed to occur and such Unvested Earn Out Units shall vest to each Class A Seller in accordance with such Class A Seller’s Earn Out Pro Rata Share, in each case, immediately prior to the closing of such Change of Control and (B) to the extent neither Triggering Event I nor Triggering Event II-B has occurred prior thereto, Triggering Event II-B shall be deemed to occur and such Unvested Earn Out Units shall vest to each Class A Seller in accordance with such Class A Seller’s Earn Out Pro Rata Share, in each case, immediately prior to the closing of such Change of Control and the Class A Sellers shall be eligible to participate with respect thereto in such Change of Control; and

(ii) that will result in the holders of Domesticated Purchaser Class A Common Stock receiving a per share price (based on the value of the cash, securities or in-kind consideration being delivered in respect of such Domesticated Purchaser Class A Common Stock, as determined in good faith by the Board of Directors of Purchaser) equal to or in excess of $17.50 (adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into Domesticated Purchaser Class A Common Stock), extraordinary cash dividend (which adjustment shall be subject to the reasonable mutual agreement of the Purchaser and the Company), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to Domesticated Purchaser Class A Common Stock occurring on or after the Closing), then to the extent Triggering Event III has not occurred prior thereto, Triggering Event III shall be deemed to occur and such Unvested Earn Out Units shall vest to each Class A Seller in accordance with such Class A Seller’s Earn Out Pro Rata Share, in each case, immediately prior to the closing of such Change of Control and the Class A Sellers shall be eligible to participate with respect thereto in such Change of Control.

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(f) Upon the vesting of any Unvested Earn Out Units, the Purchaser shall issue, or cause to be issued, to each Class A Seller an equal number of shares of Domesticated Purchaser Class C Common Stock, in each case, free and clear of all Liens (other than Liens arising pursuant to the Purchaser Organizational Documents (at and following the Closing) or restrictions on transfer under any securities-related Law) in exchange for the payment to Purchaser by each such Class A Seller of adequate consideration (in each case, not to exceed a per-share price equal to the par value per share of the Domesticated Purchaser Class C Common Stock), in each case, as such consideration amount is set forth in a subscription agreement in form and substance reasonably satisfactory to Purchaser.

Article IV

Representations and Warranties of the Company

Except as set forth in the disclosure letters dated as of the date of this Agreement delivered by the Company to the Purchaser (the “Company Disclosure Letters”) prior to or in connection with the execution and delivery of this Agreement, the Company hereby represents and warrants to the Purchaser, as of the date hereof and as of the Closing, as follows:

Section 4.01 Organization and Standing. The Company is a Texas limited liability company duly formed, validly existing and in good standing under the TBOC and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except as would not be material to the Target Companies, taken as a whole. Each Subsidiary of the Company is a corporation, limited liability company or other entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except as would not be material to the Target Companies, taken as a whole. Each Subsidiary of the Company is duly qualified or licensed and in good standing in the jurisdiction in which it is formed or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company has provided to the Purchaser accurate and complete copies of the Target Companies’ Organizational Documents, each as amended to date and as currently in effect. No Target Company is in violation of any provision of its Organizational Documents.

Section 4.02 Authorization; Binding Agreement. Subject to the receipt of the Requisite Member Approval and the consents and other approvals described in Section 4.05, the Company has all requisite power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the Company’s board of managers in accordance with its Organizational Documents and (b) other than the Requisite Member Approval, no other proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Company is or is required to be a party shall be when delivered, duly and validly executed and delivered by the Company and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. The Company’s board of managers, by resolutions duly adopted, has (i) determined that this Agreement and the Transactions, including the Contribution, are advisable, fair to, and in the best interests of, the Company and its members, (ii) approved this Agreement and Transactions, including the Contribution, (iii) directed that this Agreement be submitted to its members for adoption and (iv) recommended that its members adopt this Agreement.

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Section 4.03 Capitalization.

(a) Set forth on Section 4.03(a) of the Company Disclosure Letter is a true, correct and complete list of each record holder of Company Units or any other equity interests of the Company, including the Company Options, and the number of Company Units or such other equity interests held by each such holder as of the date hereof. Other than such Company Units and equity interests, including the Company Options, set forth on Section 4.03(a) of the Company Disclosure Letter, the Company does not have any other issued or outstanding membership or other equity interests.

(b) Prior to giving effect to the Transactions (but after giving effect to the Recapitalization), all of the equity securities in the Company (other than the Company Options) will be owned by the Sellers free and clear of any Liens other than those imposed under the Company Organizational Documents, applicable securities Laws, Permitted Liens or as set forth on Section 4.03(b)(i) of the Company Disclosure Letter. All of the issued and outstanding Company Units have been duly authorized and validly issued in accordance with applicable Laws, including applicable securities Law, and the Company Organizational Documents, and are not subject to, nor were they issued in violation of, any preemptive rights, rights of first refusal or similar rights, except where such violation or failure would not reasonably be expected to be, individually or in the aggregate, material to the Target Companies, taken as a whole. Except as set forth on Section 4.03(b)(ii), there are no preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or, to the Knowledge of the Company, any of its members is a party or bound relating to any membership interests or other equity securities of the Company, whether or not outstanding. Except with respect to the Company Options, there are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to the Company. There are no voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of the Company’s equity interests. Except as set forth in the Organizational Documents of the Target Companies, there are no outstanding contractual obligations of the Target Companies to repurchase, redeem or otherwise acquire any equity interests or securities of such Target Company, nor has any Target Company granted any registration rights to any Person with respect to such Target Companies’ equity securities. All of the Target Companies’ securities have been granted, offered, sold and issued in compliance with applicable securities Laws. Each Company Option was validly granted or issued and properly approved by the Company’s board of managers (or appropriate committee thereof) in accordance with the terms of the Company’s 2021 Unit Option Plan. Each Company Option has been granted with an exercise price that is intended to be no less than the fair market value of the underlying equity securities of the Company on the date of grant, as determined in accordance with Section 409A of the Code or Section 422 of the Code.

(c) Except as provided for in this Agreement or with respect to the Company Options, as a result of the consummation of the Transactions, no shares of capital stock, warrants, options or other securities of the Target Companies are issuable and no rights in connection with any shares, warrants, options or other securities of the Target Companies accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

Section 4.04 Subsidiaries. Section 4.04 of the Company Disclosure Letter sets forth the names of the Company’s direct and indirect Subsidiaries, and with respect to each Subsidiary (a) its jurisdiction of incorporation or organization, (b) all names other than its legal name under which such Subsidiary does business, as applicable, (c) its authorized shares or other equity interests (if applicable) and (d) the number of issued and outstanding shares or other equity interests of such Subsidiary and the record holders and beneficial owners thereof. All of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, and, where such concepts are applicable, fully paid and non-assessable, and were offered, sold and delivered in compliance with all applicable securities Laws, and owned by one or more of the Target Companies’ free and clear of all Liens other than those imposed under such Subsidiaries’ Organizational Documents, applicable securities Laws, Permitted Liens or as set forth on Section 4.04 of the Company Disclosure Letter.

Section 4.05 No Conflict; Governmental Consents and Filings.

(a) Except as otherwise described in Section 4.05(a) of the Company Disclosure Letter, subject to the receipt of the Requisite Member Approval and the consents, approvals, authorizations and other requirements set forth in Section 4.05(a) of the Company Disclosure Letter, the execution, delivery and performance by the Company of this Agreement and the other Ancillary Documents to which the Company is a party and the consummation by the Company of the Transactions does not and will not: (i) violate any provision of, or result in the breach of, any applicable Law to which the Company is subject or by which any property or asset of any Target Company is bound; (ii) conflict

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with or violate the Organizational Documents of any Target Company; (iii) violate any provision of or result in a breach, default or acceleration of, require a consent under, or create any right to payment under any Company Material Contract or Material Current Government Contract, or terminate or result in the termination of any Company Material Contract or Material Current Government Contract, or result in the creation of any Lien (other than a Permitted Lien) under any Company Material Contract or Material Current Government Contract upon any of the properties or assets of any Target Company, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, default, acceleration, termination or creation of a Lien (other than a Permitted Lien); or (iv) result in a violation or revocation of any required Consents, except to the extent that the occurrence of any of the foregoing items set forth in clauses (i), (iii) or (iv) would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Transactions or reasonably be expected to have a Company Material Adverse Effect.

(b) Assuming the truth and completeness of the representations and warranties of the Purchaser contained in this Agreement, no consent, notice, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of the Company with respect to the Company’s execution, delivery or performance of this Agreement, any of the other Ancillary Documents to which it is a party or the consummation by the Company of the Transactions, except for: (i) any consents, notices, approvals, authorizations, designations, declarations or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; (ii) compliance with any applicable requirements of the securities Laws; and (iii) as otherwise disclosed on Section 4.05(b) of the Company Disclosure Letter.

Section 4.06 Financial Statements.

(a) The Company has provided to the Purchaser: (i) draft unaudited consolidated financial statements of the Target Companies (including, in each case, any related notes thereto), consisting of the draft unaudited consolidated balance sheet the related draft unaudited consolidated income statements and statements of cash flows of the Target Companies as of and for the six (6) month period ending June 30, 2022 (the “Draft Company Financials”) and (ii) the audited consolidated financial statements of the Target Companies (including, in each case, any related notes thereto), consisting of the consolidated balance sheets of the Target Companies as of December 31, 2021 and December 31, 2020, and the related consolidated audited income statements, changes in member equity and statements of cash flows for the fiscal years then ended, each audited by a PCAOB qualified auditor in accordance with GAAP and PCAOB standards (the “Audited Company Financials” and, together with the Draft Company Financials, the “Company Financials”). The Company Financials were derived in all material respects from the books and records of the Target Companies, which books and records are, in all material respects, true, correct and complete and have been maintained in all material respects in accordance with commercially reasonable business practices. Except as set forth on Section 4.06(a) of Company Disclosure Letter, the Company Financials, when delivered, will have been prepared in all material respects, in accordance with GAAP consistently applied throughout the periods covered thereby (except in the case of the Draft Company Financials for the absence of footnote disclosures and other presentation items required for GAAP and for year-end adjustments that will not be material) and present fairly in all material respects, the consolidated financial position, results of operations, income (loss), changes in equity and cash flows of the Target Companies as of the dates and for the periods indicated in such Company Financials in conformity with GAAP (except in the case of the Draft Company Financials for the absence of footnote disclosures and other presentation items required for GAAP and for year-end adjustments that will not be material) and were derived from and accurately reflect in all material respects, the books and records of each of the Target Companies. No Target Company has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b) The Target Companies have established and maintain a system of internal controls. Such internal controls are designed to provide reasonable assurance that (i) transactions are executed in all material respects in accordance with management’s authorization and (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for each Target Company’s assets.

(c) The Company has not identified in writing and has not received written notice from an independent auditor of (x) any significant deficiency or material weakness in the system of internal controls utilized by the Company (other than a significant deficiency or material weakness that has been previously disclosed in writing to Purchaser and is set forth on Section 4.06(c) of the Company Disclosure Letter), (y) any material fraud that involves the Company’s management or other employees who have a significant role in the preparation of financial statements or the internal controls over financial reporting utilized by the Company or (z) any claim or allegation regarding any of the foregoing.

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(d) There are no outstanding loans or other extensions of credit made by any Target Company to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

Section 4.07 Undisclosed Liabilities. There is no liability, debt or obligation (absolute, accrued, contingent or otherwise) of any Target Company of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for liabilities, debts and obligations: (a) provided for in, or otherwise reflected or reserved for on the Company Financials or disclosed in the notes thereto; (b) that have arisen since the date of the most recent balance sheet included in the Target Company in the ordinary course of the operation of business of the Company Financials; (c) arising under this Agreement and/or incurred in connection with the Transaction; or (d) which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.08 Absence of Certain Changes. Except as set forth on Section 4.08 of the Company Disclosure Letter, and for activities conducted in connection with this Agreement and the transactions contemplated hereby, since June 30, 2022 through the date of this Agreement, (a) there has not been any Company Material Adverse Effect and (b) each Target Company (i) has conducted its business in the ordinary course of business consistent with past practice, (ii) has not taken any action or committed or agreed to take any action that, if taken after the date hereof, would be prohibited by Section 6.02(b).

Section 4.09 Compliance with Laws.

(a) Each Target Company has, since its inception, complied with, and is not currently in violation of, any applicable Law with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not been and are not reasonably likely to be material to the Target Company, taken as a whole. No written notice of non-compliance with any applicable Law has been received by any Target Company since its inception.

(b) Each Target Company is in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders, or other Consents from Governmental Authorities necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such approvals would not, individually or in the aggregate, reasonably be expected to be material to the Target Company, taken as a whole.

Section 4.10 Government Contracts. Section 4.10 of the Company Disclosure Letter sets forth a list of each Contract with a Governmental Authority in existence as of the date hereof that involves aggregate payments to the Target Companies that are reasonably expected to be in excess of $500,000 (each, a “Material Current Government Contract”). Each Material Current Government Contract was legally awarded to the Target Companies, as applicable. Except as would not reasonably be expected to be material to the Target Companies, taken as a whole, and except for any Material Current Government Contract that is terminated or expires following the date hereof in accordance with its terms, all Material Current Government Contracts are legal, valid and binding obligations of the Target Companies party thereto and are in full force and effect and enforceable against the Target Companies party thereto in accordance with their respective terms, subject, in each case, to the Enforceability Exceptions.

Section 4.11 Company Permits. Each Target Company holds all material Permits required to own, lease and operate its assets and properties (collectively, the “Company Permits”). Section 4.11 of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Permits held by the Target Companies. To the Knowledge of the Company, each Company Permit is in full force and effect and will, upon its termination or expiration, be timely renewed or reissued upon terms and conditions substantially similar to its existing terms and conditions and there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened, that seek the revocation, cancellation, limitation, suspension, restriction, adverse modification or termination of any Company Permit. No Target Company is in material default or violation of any Company Permit applicable to such Target Company.

Section 4.12 Litigation. Except as described on Section 4.12 of the Company Disclosure Letter, there are no (a) Legal Proceedings of any nature currently pending or, to the Company’s Knowledge, threatened, against any Target Company or any of its properties or assets, or any of the directors or officers of any Target Company with regard to their actions as such, in which the reasonably expected damages are in excess of $1,000,000 or which otherwise is reasonably expected to result in an Order for specific performance, an injunction or other equitable relief; (b) to the Knowledge of the Company, pending or threatened audits, examinations or investigations by any Governmental Authority against any Target Company that, individually or in the aggregate, would reasonably be expected to be

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material to the Target Companies, taken as a whole; (c) pending or written threatened Legal Proceedings by any Target Company against any third party that, individually or in the aggregate, would reasonably be expected to be material to the Target Companies, taken as a whole; (d) no settlements or similar agreements that imposes any material ongoing obligations or restrictions on any Target Company that, individually or in the aggregate, would reasonably be expected to be material to the Target Companies, taken as a whole; and (e) no Orders imposed or, to the Knowledge of the Company, threatened to be imposed upon any Target Company or any of their respective properties or assets, or any of the directors or officers of any Target Company with regard to their actions as such that, individually or in the aggregate, would reasonably be expected to be material to the Target Companies, taken as a whole.

Section 4.13 Material Contracts.

(a) Section 4.13(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all Contracts described in clauses (i) through (xvii) below, other than the Company Benefit Plans, to which, as of the date of this Agreement, any Target Company is a party or by which any Target Company, or any of its properties or assets, are bound or affected (each Contract required to be set forth on Section 4.13(a) of the Company Disclosure Letter, a “Company Material Contract”). True, correct, complete copies of the Company Material Contracts, including amendments thereto, have been delivered or made available to the Purchaser. The Company Material Contracts include:

(i) Each Contract that contains covenants that limit the ability of any Target Company (or purports to bind any Affiliate thereof) (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii) Each joint venture Contract, profit-sharing agreement, partnership, limited liability company agreement with a third party or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii) All Contracts that involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(iv) All Contracts that involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $500,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of any Target Company or another Person;

(v) Each Contract for the acquisition of any Person or any business division thereof or the disposition of any material assets of any of Target Company (other than in the ordinary course of business), in each case, whether by merger, purchase or sale of stock or assets or otherwise (other than Contracts for the purchase or sale of inventory or supplies entered into in the ordinary course of business), occurring in the last three (3) years and/or relating to the pending or future acquisitions or dispositions, in each case, involving aggregate payments in excess of $500,000;

(vi) Each obligation to make payments in excess of $1,000,000, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons;

(vii) Each lease, rental agreement, installment and conditional sale agreement, or other Contract that, in each case, (A) provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any personal property; and (B) involves aggregate annual payments in excess of $400,000 for agreements related to real property and $1,000,000 for agreements related to personal property;

(viii) by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Target Companies under such Contract or Contracts of at least $1,000,000 per year or $5,000,000 in the aggregate;

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(ix) All Contracts with any Top Customer or Top Supplier (other than purchase orders, invoices, statements of work and non-disclosure or similar agreements entered into in the ordinary course of business consistent with past practice that do not contain any material terms relating to the Contract underlying the applicable Top Customer or Top Supplier relationship);

(x) is a collective bargaining (or similar) agreement or Contract between the Target Company on one hand, and any labor union or other body representing employees of the Target Company on the other hand;

(xi) all Contracts that obligate the Target Companies to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of $1,000,000;

(xii) Any Contract that is between any Target Company and any directors, officers or employees of a Target Company that provide for change in control, retention or similar payments or benefits contingent upon, accelerated by or triggered by the consummation of the Transactions;

(xiii) Any Contract that obligates the Target Companies to make any capital commitment or expenditure in excess of $1,000,000 (including pursuant to any joint venture);

(xiv) All Contracts that relate to a material settlement entered into within three (3) years prior to the date of this Agreement or under which any Target Company has outstanding obligations (other than customary confidentiality obligations) in excess of $1,000,000;

(xv) Any Contract which (A) contains any assignment or license of, or any covenant not to assert or enforce, any Owned Intellectual Property material to the business of any Target Company; (B) pursuant to which any Owned Intellectual Property material to the business of any Target Company is or was developed by, with or for any Target Company; or (C) pursuant to which any of the Target Companies either (1) grants to a third Person (I) a license, immunity, or other right in or to any Owned Intellectual Property material to the business of any Target Company or (II) an exclusive license, immunity, or other right in or to any Owned Intellectual Property; or (2) is granted by a third Person a license, immunity, or other right in or to any Intellectual Property or IT Assets material to the business of any Target Company, provided, however, none of the following will be required to be set forth on Section 4.13(a)(xv) of the Company Disclosure Letter but will constitute Company Material Contracts if they otherwise qualify: (w) non-exclusive licenses of Owned Intellectual Property granted to suppliers, customers or end users in the ordinary course of business; (x) licenses of open source Software; (y) Off-the-Shelf Software; and (z) invention assignment and confidentiality agreements with employees and contractors on standard forms made available to Purchaser and without any material deviations or exceptions;

(xvi) All Contracts involving transactions with an Affiliate of any Target Company (other than employment agreements, employee confidentiality and invention assignment agreements, equity or incentive equity documents and Organizational Documents); and

(xvii) that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant.

(b) Except for any Company Material Contract that is terminated or expires following the date hereof in accordance with its terms, each Company Material Contract is valid, binding and enforceable in all respects against the Target Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions). Except as would not reasonably be expected to be material to the Target Companies, taken as a whole, except for any Company Material Contract that is terminated or expires following the date hereof in accordance with its terms and except as otherwise disclosed in Section 4.13(b) of the Company Disclosure Letter, with respect to each Company Material Contract: (i) no Target Company is in breach of or default under, and no event has occurred that with the passage of time or giving of notice or both would constitute a material breach of or default under by any Target Company, or permit termination or acceleration by the other party thereto, such Company Material Contract; (ii) no party to any Company Material Contract has given any written notice of any such breach, default or event described

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in clause (i); and (iii) no Target Company has received written or, to the Knowledge of the Company, oral notice of an intention by any party to any such Company Material Contract that provides for a continuing obligation by any party thereto to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect any Target Company in any material respect.

Section 4.14 Intellectual Property.

(a) Section 4.14(a) of the Company Disclosure Letter sets forth a true, accurate, and complete list of: (i) all U.S. and foreign registered or issued Intellectual Property and applications owned or licensed by a Target Company or otherwise used or held for use by a Target Company in which a Target Company is the owner, applicant or assignee (“Company Registered IP”), specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates; and (ii) all material unregistered trademarks and service marks. Each item of Company Registered IP is valid, and to the Company’s Knowledge, subsisting and enforceable. Each Target Company owns, free and clear of all Liens (other than Permitted Liens or any Liens set out on Section 4.14(a) of the Company Disclosure Letter), has valid and enforceable rights in, and has the right to use, sell, license, transfer or assign, all Intellectual Property currently used, licensed or held for use by such Target Company, and previously used or licensed by such Target Company. No item of Company Registered IP that consists of a pending Patent application fails to identify all pertinent inventors, and for each Patent and Patent application in the Company Registered IP, the Target Companies have obtained valid assignments of inventions from each inventor. Except as set forth on Section 4.14(a) of the Company Disclosure Letter, all Company Registered IP is owned exclusively by the applicable Target Company without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such Company Registered IP, and such Target Company has recorded assignments of all Company Registered IP.

(b) Each Target Company has a valid and enforceable written license or other valid right to use all other Company IP, including Intellectual Property that is the subject of the Company IP Licenses applicable to such Target Company. The Company IP Licenses include all of the licenses, sublicenses and other agreements or permissions necessary to operate the Target Companies as presently conducted. Each Target Company has performed all obligations imposed on it in the Company IP Licenses, has made all payments required to date, and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder. The continued use by the Target Companies of the Intellectual Property that is the subject of the Company IP Licenses in the same manner that it is currently being used is not restricted by any applicable license of any Target Company. All registrations for Intellectual Property that are owned by or exclusively licensed to any Target Company are valid, in force and in good standing with all required fees and maintenance fees having been paid with no Legal Proceedings pending, and all applications to register any Intellectual Property are pending and in good standing, all without challenge of any kind. No Target Company is party to any Contract that requires a Target Company to assign to any Person any or all of its rights in any Intellectual Property developed by a Target Company under such Contract.

(c) Each Target Company has performed all material obligations imposed on it in each material license, sublicense and other agreement under which a Target Company is the licensor (each, an “Outbound IP License”), and such Target Company is not, nor, to the Company’s Knowledge, is any other party thereto, in material breach or default thereunder, nor, to the Knowledge of the Company, has any event occurred that with notice or lapse of time or both would constitute a material default thereunder.

(d) No Legal Proceeding is pending or, to the Company’s Knowledge, threatened against a Target Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense, or that otherwise relates to, any Company IP, nor, to the Knowledge of the Company, is there any reasonable basis for any such Legal Proceeding. No Target Company has received any written or, to the Knowledge of the Company, oral notice or claim asserting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of any Target Company, nor to the Knowledge of the Company is there a reasonable basis therefor. There are no Orders to which any Target Company is a party or its otherwise bound that (i) restrict the rights of a Target Company to use, transfer, license or enforce any Intellectual Property owned by a Target Company, (ii) restrict the conduct of the business of a Target Company in order to accommodate a third Person’s Intellectual Property, or (iii) other than the Outbound IP Licenses, grant any third Person any right with respect to any Intellectual Property owned by a Target

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Company. To the Knowledge of the Company, no Target Company is currently infringing, or has, in the past, infringed, misappropriated or violated any Intellectual Property of any other Person in any material respect in connection with the ownership, use or license of any Owned Intellectual Property or otherwise in connection with the conduct of the respective businesses of the Target Companies. To the Company’s Knowledge, no third party is currently, or in the past six (6) years has been, infringing upon, misappropriating or otherwise violating any Company IP.

(e) No current or former officers, employees or independent contractors of a Target Company has any ownership interest in any Owned Intellectual Property and no Person has claimed or asserted in writing any ownership interest or other rights in or to any Owned Intellectual Property. To the Company’s Knowledge, there has been no violation of a Target Company’s policies or practices related to protection of Company IP or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by a Target Company. To the Company’s Knowledge, none of the employees of any Target Company is obligated under any Contract, or subject to any Order, that would materially interfere with the use of such employee’s reasonable efforts to promote the interests of the Target Companies, or that would materially conflict with the business of any Target Company as presently conducted or contemplated to be conducted. Each Target Company has taken commercially reasonable efforts and security measures designed to maintain the security of all material Owned Intellectual Property, including measures designed to protect the secrecy and confidentiality and value of the material Company IP. All Persons who have participated in or contributed to the creation or development of any material Owned Intellectual Property have executed written agreements pursuant to which all of such Person’s right, title and interest in and to any such Owned Intellectual Property has been irrevocably assigned (by a present tense assignment) to the Target Companies (or all such right, title, and interest vested in the Target Companies by operation of Law).

(f) Each Target Company is in all material respects in compliance with all licenses governing any open source Software that is incorporated (either directly by any Target Company, or indirectly, by the incorporation of third party Software that itself incorporates open source Software) into, used, intermingled, or bundled with any material Owned Intellectual Property. No open source Software is or has been included, incorporated or embedded in, linked to, combined, made available or distributed with, or used in the development, operation, delivery or provision of any Company Software in a manner that requires any Target Company to: (i) disclose, distribute, license or otherwise make available to any Person (including the open source community) any source code to such Company Software; (ii) license any such Company Software or other material Owned Intellectual Property for making modifications or derivative works; (iii) disclose, distribute, license or otherwise make available to any Person any such Company Software or other material Owned Intellectual Property for no or nominal charge; or (iv) grant a license to, or refrain from asserting or enforcing any of, its Patents (each of (i) – (iv), a “Copyleft Action”).

(g) No government funding, nor any facilities of a university, college, other educational institution, or similar institution, or research center, was used by any Target Company in the development of any Owned Intellectual Property. No Governmental Authority has any (i) ownership interest or exclusive license in or to any material Owned Intellectual Property, (ii) “unlimited rights” (as defined in 48 C.F.R. § 52.227-14 and in 48 C.F.R. § 252.227-7013(a)) in or to any of the Software, or (iii) “march in rights” (pursuant to 35 U.S.C. § 203) in or to any Patents constituting material Owned Intellectual Property.

(h) To the Knowledge of the Company, no Person has obtained unauthorized access to information and data (including personally identifiable information) in the possession of a Target Company or in their control, or otherwise held or processed on their behalf, nor has there been any loss, damage, disclosure, use, breach of security, or other material compromise of the security, confidentiality or integrity of such information or data. No Target Company has experienced any material information security incident that has compromised the integrity or availability of the information technology, operational technology, or software applications the Target Companies own, operate, or outsource, or the information or data thereon. No material complaint relating to an improper use or disclosure of, or a breach in the security of, any such information or data or relating to any information security-related incident has been received by a Target Company nor has a Target Company been required by applicable law, regulation, or contract to notify, any person or entity of any personal data or information security-related incident. Each Target Company has complied in all material respects with all applicable Laws and Contract requirements relating to privacy, personal data protection, cybersecurity and the collection, processing and use of personal information. Except in each case as set forth on Section 4.14(h) of the Company Disclosure Letter, each Target Company has implemented adequate policies and commercially reasonable security (a) regarding the collection, use, disclosure, retention, processing, transfer, confidentiality, integrity, and availability of data (including personally identifiable information) and business proprietary or sensitive information, in its possession or control, or held or processed on its behalf, and (b) regarding

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the integrity and availability of the information technology, operational technology, and software applications the Target Company owns, operates, or outsources. To the Company’s Knowledge, the IT Assets do not contain any malware, viruses, malicious code, “worms,” “Trojan horses,” “back doors,” or other vulnerabilities, or unauthorized tools or scripts that could reasonably be expected to adversely impact the confidentiality, integrity and availability of the information technology and operational technology systems, and software applications, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The IT Assets operate and perform as required by the Target Companies for the operation of its business as currently conducted, except in each case as would not, individually or in the aggregate, reasonably be expected to have a material impact on the Target Companies.

(i) The consummation of any of the transactions contemplated by this Agreement will not result in the material breach, material modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, or release of source code because of (i) any Contract providing for the license or other use of material Intellectual Property owned by a Target Company, or (ii) any Company IP License. Following the Closing, the Company shall be permitted to exercise, directly or indirectly through its Subsidiaries, all of the Target Companies’ rights under such Contracts or Company IP Licenses to the same extent that the Target Companies would have been able to exercise had the transactions contemplated by this Agreement not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Target Companies would otherwise be required to pay in the absence of such transactions.

Section 4.15 Taxes and Returns. Except in each case as set forth on Section 4.15 of the Company Disclosure Letter:

(a) Each Target Company (i) has or will have timely filed, or caused to be timely filed, all Income Tax and other material Tax Returns required to be filed by it (taking into account all valid extensions of time to file), and all such Tax Returns are accurate and complete in all material respects, and (ii) has timely paid, collected, withheld or remitted, or caused to be timely paid, collected, withheld or remitted, all Income Taxes and other material Taxes required to be paid, collected, withheld or remitted by it, whether or not such Taxes are shown as due and payable on any Tax Return.

(b) There is no Legal Proceeding currently pending or, to the Knowledge of the Company, threatened against a Target Company by a Governmental Authority in a jurisdiction where the Target Company does not file Tax Returns that it is or may be subject to Tax or required to file a Tax Return in that jurisdiction.

(c) There are no audits, examinations, investigations or other proceedings pending against any Target Company in respect of any Tax, and the Target Companies have not been notified in writing of any proposed Tax claims or assessments against any of them.

(d) There are no Liens with respect to any Taxes upon any Target Company’s assets, other than Permitted Liens.

(e) No Target Company has requested or consented to any waivers or extensions of any applicable statute of limitations for the collection or assessment of any Taxes, which waiver or extension (or request thereof) is outstanding or pending.

(f) No Target Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date; (ii) any change in method of accounting on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Law) or the use of an improper method of accounting on or prior to the Closing Date; (iii) any prepaid amounts received or deferred revenue realized or received on or prior to the Closing Date; (iv) any intercompany transaction described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law); or (v) any “closing agreement” pursuant to Section 7121 of the Code or any similar agreement or arrangement with a Governmental Authority relating to Taxes.

(g) No Target Company has participated in or been a party to, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in Treasury Regulations Section 1.6011-4 (or any similar or corresponding provision of state, local or foreign Law).

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(h) No Target Company has been a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes (other than a group the common parent of which is the Company). No Target Company has any Liability or potential Liability for the Taxes of another Person (other than another Target Company) (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by Contract, indemnity or otherwise (excluding customary commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes). No Target Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding agreements solely among the Target Companies and customary commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on any Target Company with respect to any period (or portion thereof) following the Closing Date.

(i) The Company is, and has at all times since its formation been, classified as either an entity disregarded as separate from its owner or a partnership for U.S. federal income tax purposes. The U.S. federal income tax classification of each of the Company’s Subsidiaries is as set forth on Section 4.15 of the Company Disclosure Letter.

(j) No election has been made under Treasury Regulations Section 301.9100-22 (or any similar provision of state, local or foreign Law) with respect to any Target Company.

(k) No “section 197 intangible” (within the meaning of Section 197 of the Code) of any Target Company existing as of the end of the day on the Closing Date will be excluded from the term “amortizable section 197 intangible” pursuant to Section 197(f)(9) of the Code and Treasury Regulations Section 1.197-2(h).

(l) No Target Company has ever owned (directly or indirectly) (i) any interest in a “controlled foreign corporation” (within the meaning of Section 957 of the Code) or (ii) any interest in a “passive foreign investment company” (within the meaning of Section 1297 of the Code).

(m) No Target Company has a permanent establishment in any country other than its jurisdiction of formation, and has not engaged in a trade or business in any country other than its jurisdiction of formation that subjected it to Tax in such country.

(n) No Target Company has made an election to defer the payment of any “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) pursuant to Section 2302 of the CARES Act or made any such deferral or election pursuant to the presidential memorandum regarding Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster signed on August 8, 2020, in each case, that remains outstanding.

(o) No Target Company has knowingly taken any action, nor is aware of any fact or circumstance, that would reasonably be expected to prevent the relevant portions of the Transactions from qualifying for their respective Intended Tax Treatments.

Section 4.16 Real Property.

(a) The Target Companies do not own any real property.

(b) Section 4.16(b) of the Company Disclosure Letter contains a true, correct and complete list as of the date of this Agreement of all premises currently leased or subleased or otherwise used or occupied by a Target Company for the operation of the business of such Target Company, and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “Company Real Property Leases”). To the Knowledge of the Company, the Company Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect, subject, in each case, to the Enforceability Exceptions. No Target Company is in breach of or default under any Company Real Property Lease, and, to the Knowledge of the Company, no event has occurred and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a breach or default, except for such breaches or defaults as would not individually or in the aggregate, reasonably be expected to be material to the Target Companies, taken as a whole. No Target Company has exercised, nor has any Target Company received written notice of any other parties exercise of, any termination rights with respect to any Company Real Property Lease.

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Section 4.17 Personal Property. The Target Companies own and have good and marketable title to, or a valid leasehold interest in or right to use, their respective material tangible and intangible assets and personal property, free and clear of all Liens other than: (i) Permitted Liens; and (ii) the rights of lessors under any leases. The material tangible and intangible assets and personal property of the Target Companies: (A) constitute all of the assets, rights and properties that are necessary for the operation of the businesses of the Target Companies as they are now conducted, and taken together, are adequate and sufficient for the operation of the businesses of the Target Companies as currently conducted; and (B) have been maintained in accordance with generally accepted industry practice, are in good working order and condition, except for ordinary wear and tear and as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Target Companies, taken as a whole.

Section 4.18 Employee Matters.

(a) The Target Companies are not and have never been a party to any collective bargaining agreement or other Contract covering any group of employees, labor organization or other representative of any of the employees of such Target Company, and the Company has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. In the past three (3) years, there has not occurred or, to the Knowledge of the Company, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. Section 4.18(a) of the Company Disclosure Letter sets forth all unresolved labor controversies (including unresolved grievances and age or other discrimination claims), if any, that are pending or, to the Knowledge of the Company, threatened between the Target Companies and Persons employed by or providing services as independent contractors to the Target Companies.

(b) Except as set forth on Section 4.18(b) of the Company Disclosure Letter, the Target Companies are and have been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and have not received written or, to the Knowledge of the Company, oral notice that there is any pending Legal Proceeding involving unfair labor practices against the Target Company. There are no material Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Target Companies brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(c) In the past three (3) years, the Target Companies have not engaged in layoffs, furloughs or employment terminations sufficient to trigger application of the Workers’ Adjustment and Retraining Notification Act or any similar state or local law relating to group terminations. The Target Companies have not engaged in layoffs or furloughs or effected any broad-based salary or other compensation or benefits reductions, in each case, whether temporary or permanent, in the three (3) years prior to the date of this Agreement.

(d) In the past three (3) years, (i) no allegations of sexual harassment or sexual misconduct have been made in writing, or, to the Knowledge of the Company, threatened to be made against or involving any current or former officer, director or other employee at the level of Vice President or above by any current or former officer, employee or individual service provider of the Target Company, and (ii) the Target Company has not entered into any settlement agreements resolving, in whole or in part, allegations of sexual harassment or sexual misconduct by any current or former officer, director or other key employee.

Section 4.19 Benefit Plans.

(a) Set forth on Section 4.19(a) of the Company Disclosure Letter is a true and complete list of each material Company Benefit Plan. With respect to each Company Benefit Plan, all contributions that are due have been made or, to the extent not yet due, are properly accrued in accordance with GAAP on the Company Financials.

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(b) Each Company Benefit Plan is and has been operated, administered, maintained, and funded at all times in compliance with its terms and all applicable Laws in all material respects, including ERISA and the Code. Each Company Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has received a favorable determination letter from the IRS to be so qualified (or is based on a prototype plan which has received a favorable opinion letter upon which the Target Company is entitled to rely) or (ii) the Target Company has requested an initial favorable IRS determination of qualification and/or exemption within the period permitted by applicable Law. To the Company’s Knowledge, no event has occurred or circumstance exists which could reasonably be expected to adversely affect the qualified status of such Company Benefit Plans or the exempt status of such trusts.

(c) With respect to each Company Benefit Plan required to be listed on Section 4.19(a) of the Company Disclosure Letter, the Company has provided to Purchaser accurate and complete copies, if applicable, of: (i) all Company Benefit Plans (including any amendments, modifications or supplements thereto); (ii) the most recent summary plan descriptions and material modifications thereto; (iii) the most recent Form 5500, if applicable, and annual report, including all schedules thereto; (iv) the most recent annual and periodic accounting of plan assets; (v) the most recent determination letter (or opinion letter) received from the IRS, if any; (vi) the most recent actuarial valuation; and (vii) all material communications with any Governmental Authority within the last three (3) years.

(d) With respect to each Company Benefit Plan: (i) no Legal Proceeding is pending, or to the Company’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration and administrative appeals of denied claims); (ii) no prohibited transaction, as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred, excluding transactions effected pursuant to a statutory or administration exemption; and (iii) all contributions and premiums that are due prior to the date hereof have been made in all material respects as required under ERISA or have been fully accrued in all material respects on the Company Financials in accordance with GAAP.

(e) Neither any Target Company nor any ERISA Affiliate currently maintains, or within the preceding six (6) years has maintained or contributed to, a Company Benefit Plan which is a “defined benefit plan” (as defined in Section 414(j) of the Code), a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a “multiple employer plan” (as described in Section 413(c) of the Code) or is otherwise subject to Title IV of ERISA or Section 412 of the Code, and the Target Companies have not incurred any Liability or otherwise could have any Liability, contingent or otherwise, under Title IV of ERISA and no condition presently exists that is expected to cause such Liability to be incurred.

(f) Except as set forth on Section 4.19(f) of the Company Disclosure Letter, the consummation of the transactions contemplated hereby will not, either alone or in combination with another event, (i) entitle any current or former employee, officer or other service provider of the Target Companies to any severance pay or increase in severance pay or any other compensation payable by the Target Companies, (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation due to any such employee, officer or other individual service provider by the Target Companies,(iii) directly or indirectly cause the Target Companies to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, or (iv) otherwise give rise to any material liability under any Company Benefit Plan. The consummation of the transactions contemplated hereby will not, either alone or in combination with another event, result in any “excess parachute payment” under Section 280G of the Code. No Company Benefit Plan provides for a Tax gross-up, make whole or similar payment with respect to the Taxes imposed under Sections 409A or 4999 of the Code.

(g) Except to the extent required by Section 4980B of the Code or similar state Law, the Target Companies do not provide health or welfare benefits to any former or retired employee and are not obligated to provide such benefits to any active employee following such employee’s retirement or other termination of employment or service.

(h) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, taken as a whole, each Company Benefit Plan that is subject to Section 409A of the Code has been administered in compliance, and is in documentary compliance, in all respects with the applicable provisions of Section 409A of the Code, the regulations thereunder and other official guidance issued thereunder.

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(i) Each Company Benefit Plan can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without material Liability to the Target Companies, the Purchaser, or any of their Affiliates, other than ordinary administration expenses typically incurred in a termination event.

Section 4.20 Environmental Matters. Except as set forth in Section 4.20 of the Company Disclosure Letter:

(a) Each Target Company is in compliance in all material respects with all applicable Environmental Laws.

(b) No material Legal Proceeding is pending or, to the Company’s Knowledge, threatened with respect to the Target Companies’ compliance with or liability under Environmental Laws, and, to the Knowledge of the Company, there are no facts or circumstances that could reasonably be expected to form the basis of such a material Legal Proceeding.

(c) No Target Company is the subject of any outstanding Order of any Governmental Authority relating to (i) any material non-compliance by such Target Company with Environmental Laws, (ii) any Remedial Legal Proceeding, or (iii) the Release or threatened Release of a Hazardous Material.

(d) To the Company’s knowledge, there has been no material release of any Hazardous Material by the Target Companies (i) at, in, on or under any property underlying Company Real Property Leases or in connection with the Company’s or its Subsidiaries’ respective operations of the property underlying Company Real Property Leases or (ii) at, in, on or under any property formerly owned or underlying Company Real Property Leases during the time that the Company or any of its Subsidiaries owned or leased such property or at any other location where Hazardous Materials generated by the Target Companies have been transported to, sent, placed or disposed of in a quantity or manner requiring reporting, investigation, remediation, monitoring or other response action by the Target Companies pursuant to applicable Environmental Laws.

(e) To the Knowledge of the Company, there is no investigation of the business, operations, or currently or formerly owned, operated, or leased property of a Target Company pending or threatened in writing that could lead to the imposition of any material Liens (other than Permitted Liens) under any Environmental Law or material Environmental Liabilities.

(f) To the Knowledge of the Company, no Target Company has disposed of or released any Hazardous Material at, on or under any facility currently or formerly owned or operated by any of the Target Companies or any third-party site, in each case in a manner that would be reasonably likely to give rise to a material liability of the Target Companies for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under any Environmental Laws

(g) The Company has provided to the Purchaser all material written environmental reports, audits, assessments, liability analyses, memoranda and studies in the possession of, or conducted by, the Target Companies with respect to compliance or liabilities under Environmental Law.

Section 4.21 Transactions with Related Persons. Except as set forth on Section 4.21 of the Company Disclosure Letter, and except for in the case of any employee, officer or director, of any employment Contract or Company Benefit Plans made in the ordinary course of business consistent with past practice, no Target Company is a party to any transaction or Contract with any (a) present or former executive officer or director of any of the Target Companies, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Target Companies or (c) any Affiliate, “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing; provided that in each case of the foregoing, excluding any transaction or Contract between or among the Company’s Subsidiaries or between or among the Company and any of its Subsidiaries. To the Knowledge of the Company, no Related Person or any Affiliate of a Related Person has, directly or indirectly, a material economic interest in any Contract with any of the Target Companies (other than such Contracts that relate to any such Person’s ownership of the Company Units or other equity interests of any Target Company as set forth on Section 4.03(a) of the Company Disclosure Letter or such Person’s employment or consulting arrangements with the Target Companies).

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Section 4.22 Insurance.

(a) Section 4.22(a) of the Company Disclosure Letter contains a list of, as of the date hereof, all material policies or binders of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the business of any Target Company (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy). As of the date hereof, all premiums due and payable under all such insurance policies have been paid and the Target Companies are otherwise in material compliance with the terms of such insurance policies. Each such insurance policy is legal, valid and binding, and is enforceable and in full force and effect, subject, in each case, to the Enforceability Exceptions. No Target Company has any self-insurance or co-insurance programs. In the past three (3) years, no Target Company has received any written notice from, or on behalf of, any insurance carrier relating to or involving any adverse material change, notice of cancellation or termination, any change other than in the ordinary course of business in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

(b) Section 4.22(b) of the Company Disclosure Letter identifies each individual insurance claim in excess of $500,000 made by a Target Company in the past three (3) years. Each Target Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Target Companies, taken as a whole. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. No Target Company has made any claim against an insurance policy as to which the insurer has denied coverage.

Section 4.23 Top Customers and Suppliers.

(a) Section 4.23(a) of the Company Disclosure Letter lists as of the date of this Agreement, by aggregate dollar value of the Target Companies business’ transaction volume with such counterparty, as applicable, for each of (i) the twelve (12) months ended on December 31, 2021 and (ii) the twelve (12) months ended on December 31, 2020, the five (5) largest customers of the Target Companies, taken as a whole (the “Top Customers”). To the Knowledge of the Company, as of the date hereof, no such Top Customer has provided written notice to the Target Companies (i) of its intention to cancel or otherwise terminate, or materially reduce, its relationship with the Target Companies, taken as a whole, or (ii) that any Target Company is in material breach of the terms of any Contract to which it is a party with such Top Customer. To the Knowledge of the Company, as of the date hereof, no Top Customer has asserted or threatened in writing a force majeure event or provided written notice of an anticipated inability to perform, in whole or in part, its obligations with respect to a material Contract as a result of or arising out of the COVID-19 pandemic.

(b) Section 4.23(b) of the Company Disclosure Letter lists as of the date of this Agreement, by aggregate dollar value of the Target Companies’ business’ transaction volume with such counterparty, as applicable, for each of (i) the twelve (12) months ended on December 31, 2021 and (ii) the twelve (12) months ended on December 31, 2020, the ten (10) largest ten largest suppliers or manufacturers of goods or services to the Target Companies, taken as a whole (the “Top Suppliers”). To the Knowledge of the Company, as of the date hereof, no such Top Supplier has provided written notice to the Target Companies (i) of its intention to cancel or otherwise terminate, or materially reduce, its relationship with the Target Companies, taken as a whole, or (ii) that any Target Company is in material breach of the terms of any Contract to which it is a party with such Top Supplier. To the Knowledge of the Company, as of the date hereof, no Top Supplier has asserted or threatened in writing a force majeure event or provided written notice of an anticipated inability to perform, in whole or in part, its obligations with respect to a material Contract as a result of or arising out of the COVID-19 pandemic.

(c) Except as set forth on Section 4.23(a) of the Company Disclosure Letter and Section 4.23(b) of the Company Disclosure Letter, none of the Top Customers or Top Suppliers has, as of the date of this Agreement, notified any Target Companies in writing that it is in a material dispute with the Target Companies or their respective businesses.

Section 4.24 Certain Business Practices.

(a) To the Company’s Knowledge, no Target Company, nor any of their respective Representatives acting on their behalf has offered, given, paid, promised to pay, or authorized the payment of anything of value to (i) an official or employee of a foreign or domestic Governmental Authority; (ii) a foreign or domestic political party or an

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official of a foreign or domestic political party; or (iii) a candidate for foreign or domestic political office, in any such case under circumstances where such Target Company or Representative thereof knew that all or a portion of such thing of value would be offered, given, or promised to an official or employee or a foreign or domestic Governmental Authority, a foreign or domestic political party, an official of a foreign or domestic political party, or a candidate for a foreign or domestic political office (in each case in violation of any Anti-Bribery Law). To the Company’s Knowledge, no Target Company nor any Representative of any Target Company has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to any noncompliance with any Anti-Bribery Law. To the Company’s Knowledge, no Target Company nor any Representative of any Target Company has received any written notice, request, or citation from any Governmental Authority for any actual or potential noncompliance with any Anti-Bribery Law. Each of the Target Company’s has instituted and maintains policies and procedures reasonably designed to ensure compliance in all material respects with the Anti-Bribery Laws.

(b) The operations of each Target Company are and during the last five (5) years have been conducted at all times in compliance with economic sanctions, export controls, and money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Legal Proceeding involving a Target Company with respect to any of the foregoing is pending or, to the Knowledge of the Company, threatened.

(c) No Target Company, nor any of its directors or officers, nor, to the Knowledge of the Company, any other Representative acting on behalf of a Target Company, is or has during the last five (5) years been: (i) identified on any applicable sanctions-related list of designated or blocked persons (including without limitation the SDN List) (ii) otherwise the subject or target of any U.S. sanctions administered by the U.S. government, (iii) located, organized, or resident in a Sanctioned Jurisdiction; or (iv) owned, directly or indirectly, individually or in the aggregate, fifty percent (50%) or more or otherwise controlled by any of the foregoing.

(d) The Target Companies have in the past three (3) years maintained in place and implemented controls and systems designed to ensure compliance with economic sanctions administered and maintained by the U.S. government.

(e) No Target Company has in the last five (5) years, directly or indirectly, knowingly used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in a Sanctioned Jurisdiction or for the purpose of financing the activities (x) of any Person currently the subject or target of U.S. sanctions administered by the U.S. government, or (y) in any other manner that would constitute a violation of, any U.S. sanctions administered by U.S. government.

Section 4.25 Investment Company Act. No Target Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

Section 4.26 Finders and Brokers. Except as reflected on Section 4.26 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to, nor will be entitled to, either directly or indirectly, any brokerage fee, finders’ fee or other similar commission, for which any Target Company would be liable in connection with the Transactions based upon arrangements made by any Target Company or any of their Affiliates.

Section 4.27 Independent Investigation. The Target Companies have conducted their own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) and assets of the Purchaser, and the Company acknowledge that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Purchaser for such purpose. The Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Purchaser set forth in Agreement (including the related portions of the Purchaser Disclosure Letter) and in any certificate delivered to the Company pursuant hereto; and (b) none of the Purchaser nor any of its Representatives have made any representation or warranty as to the Purchaser or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Purchaser Disclosure Letter) or in any certificate delivered to the Company pursuant hereto.

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Section 4.28 Information Supplied. None of the information supplied or to be supplied by the Target Companies expressly for inclusion or incorporation by reference in (i) any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the transactions contemplated by this Agreement or any Ancillary Documents or in the Proxy Statement/Registration Statement or (ii) any of the Signing Press Release, the Signing Filing, the Closing Press Release, the Closing Filing and any other press releases of prospectus filed under Rule 425 of the Securities Act in connection to the transactions contemplated by this Agreement or any Ancillary Documents shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading at (a) the time such information is filed with or furnished to the SEC (provided, that if such information is revised by any subsequently filed amendment or supplement, this clause (a) shall solely refer to the time of such subsequent revision); (b) the time the Proxy Statement/Registration Statement is declared effective by the SEC; (c) the time the Proxy Statement/Registration Statement (or any amendment thereof or supplement thereto) is first mailed to the Purchaser Shareholders; or (d) the time of the Purchaser Shareholders’ Meeting. Notwithstanding the foregoing, the Target Companies make no representation, warranty or covenant with respect to any information supplied by or on behalf of the Purchaser or its respective Affiliates.

Section 4.29 No Additional Representations or Warranties. Except as provided in this Article IV, none of the Target Companies nor any of their respective Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Purchaser or its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to Purchaser or its Affiliates.

Article V

Representations and Warranties of the Purchaser

Except as set forth in (i) in the case of the Purchaser, any Purchaser SEC Reports filed or submitted on or prior to the date hereof, or (ii) in the disclosure letter delivered by the Purchaser to the Company (the “Purchaser Disclosure Letter”) on the date of this Agreement, the Purchaser represents and warrants to the Company, as of the date hereof and as of the Closing, as follows:

Section 5.01 Organization and Standing. The Purchaser is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. The Purchaser has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Purchaser is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing can be cured without material cost or expense. The Purchaser has heretofore made available to the Company accurate and complete copies of its Organizational Documents as currently in effect. The Purchaser is not in violation of any provision of its Organizational Documents in any material respect.

Section 5.02 Authorization; Binding Agreement. The Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform the Purchaser’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Purchaser Shareholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the board of directors of the Purchaser, and (b) other than the Purchaser Shareholder Approval, no other corporate proceedings on the part of the Purchaser are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Purchaser is a party shall be when delivered, duly and validly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of

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set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

Section 5.03 Governmental Approvals. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no Consent of or with any Governmental Authority, on the part of the Purchaser is required to be obtained or made in connection with the execution, delivery or performance by the Purchaser of this Agreement and each Ancillary Document to which it is a party or the consummation by the Purchaser of the transactions contemplated hereby and thereby, other than (a) such filings as contemplated by this Agreement, (b) any filings required with Nasdaq or the SEC with respect to the transactions contemplated by this Agreement, (c) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (d) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Purchaser Material Adverse Effect.

Section 5.04 Non-Contravention. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, the execution and delivery by the Purchaser of this Agreement and each Ancillary Document to which it is a party, the consummation by the Purchaser of the transactions contemplated hereby and thereby, and compliance by the Purchaser with any of the provisions hereof and thereof, do not and will not (a) conflict with or violate any provision of the Purchaser’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 5.03 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to the Purchaser or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Purchaser under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Purchaser under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of Purchaser, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Purchaser Material Adverse Effect.

Section 5.05 Capitalization.

(a) As of the date of this Agreement, the authorized share capital of Purchaser is $55,500 divided into (i) 500,000,000 shares of Purchaser Class A Ordinary Shares, 32,975,000 of which are issued and outstanding, (ii) 50,000,000 shares of Purchaser Class B Ordinary Shares, of which 8,243,750 shares are issued and outstanding, and (iii) 5,000,000 Purchaser Preference Shares, of which no shares are issued and outstanding. All outstanding Purchaser Ordinary Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Cayman Companies Act, Purchaser’s Organizational Documents or any Contract to which the Purchaser is a party. None of the outstanding Purchaser Ordinary Shares have been issued in violation of any applicable securities Laws.

(b) Subject to the terms of conditions of the Warrant Agreement, in connection with the Domestication, the Cayman Purchaser Warrants will be converted into Domesticated Purchaser Warrants, which will be exercisable after giving effect to the Transactions for one share of Domesticated Purchaser Class A Common Stock at an exercise price of $11.50 per share. As of the date of this Agreement, 23,332,500 Cayman Purchaser Warrants, consisting of 16,487,500 Purchaser Public Warrants and 6,845,000 Purchaser Private Placement Warrants are issued and outstanding. All outstanding Cayman Purchaser Warrants are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Cayman Companies Act, Purchaser’s Organizational Documents or any Contract to which the Purchaser is a party. None of the outstanding Cayman Purchaser Warrants have been issued in violation of any applicable securities Laws.

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(c) Other than the Redemption or as expressly set forth in this Agreement, there are no outstanding obligations of Purchaser to repurchase, redeem or otherwise acquire any shares of Purchaser or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Section 5.05(c) of the Purchaser Disclosure Letter, there are no shareholders agreements, voting trusts or other agreements or understandings to which the Purchaser is a party with respect to the voting of any shares of Purchaser.

(d) All Indebtedness of Purchaser as of the date of this Agreement is disclosed on Section 5.05(d) of the Purchaser Disclosure Letter. No Indebtedness of the Purchaser contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by the Purchaser or (iii) the ability of the Purchaser to grant any Lien on its properties or assets.

(e) Since the date of incorporation of the Purchaser, and except as contemplated by this Agreement, the Purchaser has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and the Purchaser’s board of directors has not authorized any of the foregoing.

Section 5.06 SEC Filings and Purchaser Financials; Internal Controls.

(a) The Purchaser has, since the IPO, filed all forms, reports, schedules, statements and other documents required to be filed or furnished by the Purchaser with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto (all of the foregoing filed prior to the date of this Agreement, the “Purchaser SEC Reports”), and will have filed all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement through the Closing Date (the “Additional Purchaser SEC Reports”). All of the Purchaser SEC Reports, Additional Purchaser SEC Reports, any correspondence from or to the SEC or the Nasdaq Stock Market (“Nasdaq”) (other than such correspondence in connection with the IPO of the Purchaser) and all certifications and statements required by: (i) Rule 13a-14 or 15d-14 under the Exchange Act; or (ii) 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act with respect to any of the foregoing (collectively, the “Public Certifications”) are available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction. The Purchaser SEC Reports were, and the Additional Purchaser SEC Reports will be, prepared in accordance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Purchaser SEC Reports did not, and the Additional Purchaser SEC Reports will not, at the time they were or are filed, as the case may be, with the SEC contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each director and executive officer of Purchaser has filed with the SEC on a timely basis all statements required with respect to Purchaser by Section 16(a) of the Exchange Act and the rules and regulations thereunder. The Public Certifications are, or will, each true and correct as of their respective dates of filing. As used in this Section 5.06, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or Nasdaq.

(b) The financial statements and notes contained or incorporated by reference in the Purchaser SEC Reports fairly present, and the financial statements and notes to be contained in or to be incorporated by reference in the Additional Purchaser SEC Reports will fairly present, the financial condition and the results of operations, changes in shareholders’ equity and cash flows of the Purchaser as at the respective dates of, and for the periods referred to, in such financial statements, all in accordance with: (i) GAAP; and (ii) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable.

(c) The Purchaser has no off-balance sheet arrangements that are not disclosed in the Purchaser SEC Reports. No financial statements other than those of the Purchaser are required by GAAP to be included in the consolidated financial statements of the Purchaser.

(d) The issued and outstanding Cayman Purchaser Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “IPAXU.” The issued and outstanding Purchaser Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “IPAX.” The issued and outstanding Purchaser Public Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “IPAXW.” The Purchaser is a listed company in good standing with Nasdaq and, since the consummation of the IPO, Purchaser has

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complied in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq. There is no action or proceeding pending or, to the Knowledge of the Purchaser, threatened in writing against the Purchaser by Nasdaq or the SEC with respect to any intention by such entity to deregister the Cayman Purchaser Units, the Purchaser Class A Ordinary Shares or the Purchaser Public Warrants or terminate the listing of the Purchaser on Nasdaq. None of the Purchaser or any of its Affiliates has taken any action in an attempt to terminate the registration of the Cayman Purchaser Units, the Purchaser Class A Ordinary Shares or Purchaser Public Warrants under the Exchange Act.

(e) Except as not required in reliance on exemptions from various reporting requirements by virtue of Purchaser’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), Purchaser has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Purchaser is made known to Purchaser’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting Purchaser’s principal executive officer and principal financial officer to material information required to be included in Purchaser’s periodic reports required under the Exchange Act. Since the consummation of the IPO, Purchaser has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Purchaser’s financial reporting and the preparation of the financial statements included in the Purchaser SEC Reports for external purposes in accordance with GAAP.

Section 5.07 Absence of Certain Changes. As of the date of this Agreement, the Purchaser has, since the date of its formation, (a) conducted no business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Target Companies and the negotiation and execution of this Agreement) and related activities, and (b) not been subject to a Purchaser Material Adverse Effect.

Section 5.08 Undisclosed Liabilities. Except for any fees and expenses payable by Purchaser as a result of or in connection with the consummation of the Transactions, there is no liability, debt or obligation of or claim or judgment against Purchaser (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities and obligations (i) reflected or reserved for on the financial statements or disclosed in the notes thereto included in the Purchaser SEC Reports, (ii) that have arisen since the date of the most recent balance sheet included in the Purchaser SEC Reports in the ordinary course of business of Purchaser, or (iii) which would not be, or would not reasonably be expected to be, material to Purchaser.

Section 5.09 Compliance with Laws. The Purchaser is, and has since its formation been, in compliance with all Laws applicable to it and the conduct of its business except for such noncompliance which would not reasonably be expected to have a Purchaser Material Adverse Effect, and the Purchaser has not received written notice alleging any violation of applicable Law in any material respect by the Purchaser.

Section 5.10 Legal Proceedings; Orders; Permits. There is no pending or, to the Knowledge of the Purchaser, threatened Legal Proceeding to which the Purchaser is subject that would reasonably be expected to have a Purchaser Material Adverse Effect or that would have a material adverse effect on the ability of the Purchaser to enter into and perform its obligations under this Agreement and consummate the Transactions. There is no material Legal Proceeding that the Purchaser has pending against any other Person. The Purchaser is not subject to any material Orders of any Governmental Authority, nor are any such Orders pending. The Purchaser holds all material Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Consent or for such Consent to be in full force and effect would not reasonably be expected to have a Purchaser Material Adverse Effect.

Section 5.11 Taxes and Returns.

(a) The Purchaser (i) has timely filed, or caused to be timely filed, all Income Tax and other material Tax Returns required to be filed by it (taking into account all valid extensions of time to file), and all such Tax Returns are accurate and complete in all material respects, and (ii) has timely paid, collected, withheld or remitted, or caused to be timely paid, collected, withheld or remitted, all Income Taxes and other material Taxes required to be paid, collected, withheld or remitted, whether or not such Taxes are shown as due and payable on any Tax Return.

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(b) There is no Legal Proceeding currently pending or, to the Knowledge of the Purchaser, threatened against the Purchaser by a Governmental Authority in a jurisdiction where Purchaser does not file Tax Returns that it is or may be subject to Tax or required to file a Tax Return in that jurisdiction.

(c) There are no audits, examinations, investigations or other proceedings pending against the Purchaser in respect of any Tax, and the Purchaser has not been notified in writing of any proposed Tax claims or assessments against the Purchaser.

(d) There are no Liens with respect to any Taxes upon any of the Purchaser’s assets, other than Permitted Liens.

(e) The Purchaser has not requested or consented to any waivers or extensions of any applicable statute of limitations for the collection or assessment of any Taxes, which waiver or extension (or request thereof) is outstanding or pending.

(f) The Purchaser will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date; (ii) any change in method of accounting on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Law) or the use of an improper method of accounting on or prior to the Closing Date; (iii) any prepaid amounts received or deferred revenue realized or received on or prior to the Closing Date; (iv) any intercompany transaction described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law); or (v) any “closing agreement” pursuant to Section 7121 of the Code or any similar agreement or arrangement with a Governmental Authority relating to Taxes.

(g) The Purchaser has not participated in or been a party to, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in Treasury Regulations Section 1.6011-4 (or any similar or corresponding provision of state, local or foreign Law).

(h) The Purchaser has not been a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes. The Purchaser does not have any Liability or potential Liability for the Taxes of another Person (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by Contract, indemnity or otherwise (excluding customary commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes). The Purchaser is not a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding customary commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on the Purchaser with respect to any period (or portion thereof) following the Closing Date.

(i) The Purchaser has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code.

(j) The Purchaser has not made an election to defer the payment of any “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) pursuant to Section 2302 of the CARES Act or made any such deferral or election pursuant to the presidential memorandum regarding Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster signed on August 8, 2020, in each case, that remains outstanding.

(k) The Purchaser has not knowingly taken any action, nor is it aware of any fact or circumstance, that would reasonably be expected to prevent the relevant portions of the Transactions from qualifying for their respective Intended Tax Treatments.

Section 5.12 Properties. The Purchaser does not own, license or otherwise have any right, title or interest in any material Intellectual Property. The Purchaser does not own or lease any material real property or material Personal Property.

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Section 5.13 Investment Company Act. The Purchaser is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended. Purchaser constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 5.14 Trust Account. As of the date of this Agreement, Purchaser has at least $329,750,000 in the Trust Account, such monies held in cash or invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of September 21, 2021, between Purchaser and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) (the “Trust Agreement”). There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Purchaser SEC Reports to be inaccurate or that would entitle any Person (other than Purchaser Shareholders who shall have properly elected to redeem their Purchaser Class A Ordinary Shares pursuant to Purchaser’s Organizational Documents and the underwriters of the IPO with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payments with respect to the Redemption of Purchaser Class A Ordinary Shares properly submitted in connection with a shareholder vote to amend the Purchaser’s Organizational Documents to (A) modify the substance or timing of its obligation to allow redemption in connection with its initial business combination or to redeem 100% of its Purchaser Class A Ordinary Shares if it has not consummated an initial business combination by September 24, 2023 or (B) with respect to any other material provisions related to shareholders’ rights or pre-initial business combination activity. The Trust Agreement has not been amended or modified and is a valid and binding obligation of Purchaser and is in full force and effect and is enforceable in accordance with its terms, subject to the Enforceability Exceptions. There are no claims or proceedings pending or, to the knowledge of Purchaser, threatened with respect to the Trust Account. Purchaser has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Closing, the obligations of Purchaser to dissolve or liquidate pursuant to Purchaser’s Organizational Documents shall terminate, and as of the Closing, Purchaser shall have no obligation whatsoever pursuant to Purchaser’s Organizational Documents to dissolve and liquidate the assets of Purchaser by reason of the consummation of the Transactions. To Purchaser’s knowledge, as of the date hereof, following the Closing, no Purchaser Shareholder shall be entitled to receive any amount from the Trust Account except to the extent such Purchaser Shareholder is exercising their option to redeem Domesticated Purchaser Class A Common Stock in connection with the Redemption. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, Purchaser does not have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Purchaser on the Closing Date.

Section 5.15 Finders and Brokers. Except as reflected on Section 5.15 of the Purchaser Disclosure Letter, no broker, finder, investment banker or other Person is entitled to, nor will be entitled to, either directly or indirectly, any brokerage fee, finders’ fee or other similar commission, for which the Purchaser would be liable in connection with the transactions contemplated by this Agreement or the Transactions based upon arrangements made by the Purchaser or any of their Affiliates.

Section 5.16 Certain Business Practices.

(a) To the Purchaser’s Knowledge, neither the Purchaser nor any of the Representatives of Purchaser acting on behalf of Purchaser, has offered, given, paid, promised to pay, promised to pay, or authorized the payment of anything of value to (i) an official or employee of a foreign or domestic Governmental Authority; (ii) a foreign or domestic political party or an official of a foreign or political party; or (iii) a candidate for foreign or domestic political office, in any such case under circumstances in which the Purchaser or Representative thereof knew that all or a portion of such thing of value would be offered, given, or promised to an official of employee of a foreign or domestic Governmental Authority, a foreign or domestic political party, an official of a foreign or domestic political party, or a candidate for a foreign or domestic political office, in each case in violation of any Anti-Bribery Law. To the Purchaser’s Knowledge, neither the Purchaser nor any Representative thereof has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority with respect

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to any alleged act or omission arising under or relating to any noncompliance with any Anti-Bribery Law. To the Purchaser’s Knowledge, neither the Purchaser nor any Representative thereof has received any written notice, request, or citation from any Governmental Authority for any actual or potential noncompliance with any Anti-Bribery Law. The Purchaser has instituted and maintains policies and procedures reasonably designed to ensure compliance in all material respects with the Anti-Bribery Laws.

(b) The operations of the Purchaser are and have been conducted at all times in material compliance with economic sanctions, export controls, and money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Legal Proceeding involving the Purchaser with respect to any of the foregoing is pending or, to the Knowledge of the Purchaser, threatened.

(c) None of the Purchaser nor any of its directors or officers nor, to the Knowledge of the Purchaser, any other Representative acting on behalf of the Purchaser is or has been: (i) identified on any applicable sanctions-related list of designated or blocked persons (including without limitation the Specially Designated Nationals and Blocked Persons List (“SDN List”) maintained by the U.S. Department of the Treasury Office of Foreign Assets Control (“OFAC”)), (ii) otherwise the subject or target of any U.S. sanctions administered by OFAC, (iii) located, organized or resident in any country or territory that is the subject of comprehensive economic sanctions maintained by OFAC (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea, so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic regions of Ukraine) (each a “Sanctioned Jurisdiction”), or (iv) owned, directly or indirectly, individually or in the aggregate, 50% or more or otherwise controlled by any of the foregoing.

Section 5.17 Insurance. Section 5.17 of the Purchaser Disclosure Letter lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by the Purchaser or relating to the Purchaser or their business, properties, assets, directors, officers and employees, copies of which have been provided to the Company. All premiums due and payable under all such insurance policies have been timely paid and the Purchaser is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of the Purchaser, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by the Purchaser. The Purchaser has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to have a Purchaser Material Adverse Effect.

Section 5.18 Information Supplied. None of the information supplied or to be supplied by Purchaser expressly for inclusion or incorporation by reference in (i) any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the transactions contemplated by this Agreement or any Ancillary Documents or in the Proxy Statement/Registration Statement or (ii) any of the Signing Press Release, the Signing Filing, the Closing Press Release, the Closing Filing and any other press releases or prospectuses filed under Rule 425 of the Securities Act in connection to the transactions contemplated by this Agreement or any Ancillary Document shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading at (a) the time such information is filed with or furnished to the SEC (provided, that if such information is revised by any subsequently filed amendment or supplement, this clause (a) shall solely refer to the time of such subsequent revision); (b) the time the Proxy Statement/Registration Statement is declared effective by the SEC; (c) the time the Proxy Statement/Registration Statement (or any amendment thereof or supplement thereto) is first mailed to the Purchaser Shareholders; or (d) the time of the Purchaser Shareholders’ Meeting. Notwithstanding the foregoing, Purchaser makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Target Companies or their respective Affiliates.

Section 5.19 Independent Investigation. The Purchaser has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Target Companies, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Target Companies for such purpose. The Purchaser acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Company set forth in this Agreement (including the related portions of the Company Disclosure Letter) and in

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any certificate delivered to Purchaser pursuant hereto, and the information provided by or on behalf of the Company for the Registration Statement; and (b) neither the Company nor its Representatives have made any representation or warranty as to the Target Companies or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Company Disclosure Letter) or in any certificate delivered to Purchaser pursuant hereto, or with respect to the information provided by or on behalf of the Company for the Registration Statement.

Section 5.20 Employees; Benefit Plans. Purchaser has never had any employees and Purchaser has no unsatisfied material liability with respect to any employee. Purchaser does not currently maintain or have any direct liability under any benefit plan.

Section 5.21 No Additional Representation or Warranties. Except as provided in this Article V, the Purchaser nor any their respective Affiliates, nor any of their respective directors, managers, officers, employees, stockholders, shareholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Target Companies or their Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Target Companies or their Affiliates. Without limiting the foregoing, the Target Companies acknowledges that the Target Companies or their advisors, have made their own investigation of the Purchaser and, except as provided in this Article V, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Purchaser, the prospects (financial or otherwise) or the viability or likelihood of success of the business of the Purchaser as conducted after the Closing, as contained in any materials provided by the Purchaser or any of its Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or representatives or otherwise.

Article VI

Covenants

Section 6.01 Access and Information; Cooperation. (a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 8.01 or the Closing (the “Interim Period”), subject to Section 6.16, the Company shall give, and shall cause the Target Companies and its and their respective Representatives to give, the Purchaser and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all officers, managers, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information, of or pertaining to the Target Companies as the Purchaser or its Representatives may reasonably request regarding the Target Companies and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects and cause each of the Company’s Representatives to reasonably cooperate with the Purchaser and its Representatives in their investigation; provided, however, that the Purchaser and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Target Companies; provided, further, that the Company shall not be required to provide such access if the Company in good faith determines that such access would violate any COVID-19 Measures. Notwithstanding the foregoing, the Company shall not be required to provide, or cause to be provided, to Purchaser or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which the Company is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of the Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to the Company under the attorney-client privilege or the attorney work product doctrine (provided that, in the case of each of clauses (A) through (D), the Company shall use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if the Company, on the one hand, and Purchaser or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto. For the avoidance of doubt, the Company shall not be obligated under this Section 6.01(a) to permit Purchaser or any of its Representatives to conduct any invasive, intrusive or subsurface sampling or testing of any media at the properties of any of the Target Companies.

(b) During the Interim Period, subject to Section 6.16, the Purchaser shall give, and shall cause its Representatives to give, the Company and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all officers, directors, properties, Contracts, agreements, commitments, books and records, financial and operating data and other

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information, of or pertaining to the Purchaser or its Subsidiaries, as the Company or its Representatives may reasonably request regarding the Purchaser, its Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects and cause each of the Purchaser’s Representatives to reasonably cooperate with the Company and its Representatives in their investigation; provided, however, that the Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Purchaser or any of its Subsidiaries; provided, further, that the Purchaser shall not be required to provide such access if the Purchaser in good faith determines that such access would violate any COVID-19 Measures. Notwithstanding the foregoing, the Purchaser shall not be required to provide, or cause to be provided, to the Company or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which the Purchaser is subject, (B) violate any legally-binding obligation of the Purchaser with respect to confidentiality, non-disclosure or privacy or (C) jeopardize protections afforded to the Purchaser under the attorney-client privilege or the attorney work product doctrine (provided that, in the case of each of clauses (A) through (C), the Purchaser shall use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if the Purchaser, on the one hand, and the Company or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto.

(c) During the Interim Period, each of the Company and the Purchaser shall, and shall cause their respective Representatives to, reasonably cooperate in a timely manner in connection with any financing arrangement the Parties mutually agree to seek in connection with the transactions contemplated by this Agreement (including, in connection with the PIPE Investment), including, (i) by providing such information and assistance as the other Party may reasonably request, (ii) granting such access to the other Party and its Representatives as may be reasonably necessary for their due diligence, and (iii) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to such financing efforts (including direct contact between senior management and other Representatives of the Company at reasonable times and locations). All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Company, the Purchaser, or their respective Representatives.

Section 6.02 Conduct of Business of the Company.

(a) During the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents, as required by applicable Law (including COVID-19 Measures), as set forth on Section 6.02 of the Company Disclosure Letter or as consented to in writing by the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall use commercially reasonable efforts to, and shall use commercially reasonable efforts to cause its Subsidiaries to, (i) conduct its and their respective businesses, in all material respects, in the ordinary course of business, (ii) comply in all material respects with all Laws applicable to the Target Companies and their respective businesses, assets and employees, and (iii) take commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations.

(b) Without limiting the generality of Section 6.02(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents (including the Recapitalization), as required by applicable Law (including COVID-19 Measures) or as set forth on Section 6.02(b) of the Company Disclosure Letter, during the Interim Period, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause its Subsidiaries to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents, except as required by applicable Law;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities, except in compliance with existing Company Benefits Plans or any Contract (including any warrant, option, or profits interest award) outstanding as of the date hereof which has been disclosed in writing to the Purchaser;

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(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities, except (x) with respect to the Recapitalization or (y) for distributions to holders of equity interests in any Target Company that is a pass-through for U.S. federal, and applicable state and local, income Tax purposes as necessary to enable such holders to timely pay their income Taxes, including estimated income Taxes, attributable to their ownership of such Target Company; provided that the amount of any distributions described in this clause (y) shall be determined in a manner consistent with the principles set forth in the definition of “Assumed Tax Liability” in the Company Second A&R Operating Agreement;

(iv) allow the aggregate Indebtedness of the Target Companies to exceed an amount equal to the sum of $5,000,000 plus the aggregate amount of Indebtedness of the Target Companies as reflected on the most recent Audited Company Financials;

(v) except as otherwise required by Law, or Company Benefit Plans, (i) grant any severance, retention, change in control or termination or similar pay, (ii) terminate, adopt, enter into or materially amend or grant any new awards under any Company Benefit Plan or any plan, policy, practice, program, agreement or other arrangement that would be deemed a Company Benefit Plan as of the date hereof, (iii) increase the cash compensation or bonus opportunity of any employee, officer, director or other individual service provider, except for such increases to any such individuals who are not directors or officers of the Target Companies made in the ordinary course of business consistent with past practice, (iv) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by the Company or any of the Company’s Subsidiaries, (v) hire or engage any new employee or independent contractor if such new employee or independent contractor will receive annual base compensation in excess of $250,000, other than in the ordinary course of business consistent with past practice, (vi) terminate the employment or engagement, other than for cause, death or disability, of any employee or independent contractor with an annual base compensation in excess of $250,000 or (vii) waive any restrictive covenants applying to any current or former employee or independent contractor, or (viii) plan, announce, implement, or effect the reduction in force, lay-off, furloughs, early-retirement program, severance program or other program or effort concerning the termination of a group of employees of the Target Companies (other than individual employee terminations for cause permitted under prong (vi) of this Section 6.02(b)(v));

(vi) enter into or extend any collective bargaining agreement or similar labor agreement, other than as required by applicable Law, or recognize or certify any labor union, labor organization, or group of employees of the Target Company as the bargaining representative for any employees of the Target Company;

(vii) (A) make, change or rescind any material election relating to Taxes, (B) settle any claim, suit, litigation, proceeding, arbitration, investigation, audit, controversy or other Legal Proceeding relating to material Taxes, (C) file any amended Income Tax or other material Tax Return, (D) surrender or allow to expire any right to claim a refund of material Taxes, (E) change (or request to change) any method of accounting for Tax purposes, (F) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued or in respect of any material Tax attribute that would give rise to any claim or assessment of Taxes of or with respect to the Target Companies, or (G) enter into any “closing agreement” as described in Section 7121 of the Code or any similar agreement or arrangement with any Governmental Authority, in each case except as required by applicable Law;

(viii) knowingly take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent the Closing Contributions from qualifying as contributions and exchanges described in Section 721 of the Code and the Treasury Regulations promulgated thereunder;

(ix) transfer, sell, assign, license, sublicense, covenant not to assert, subject to a Lien (other than a Permitted Lien), abandon, allow to lapse, transfer or otherwise dispose of, any right, title or interest of the Target Company in or to any Owned Intellectual Property material to any of the businesses of the Target Companies (other than non-exclusive licenses of Owned Intellectual Property granted in the ordinary course of business or abandoning, allowing to lapse or otherwise disposing of Owned Intellectual Property registrations or applications that the Target Company, in the exercise of its good faith business judgment, has determined to abandon, allow to lapse or otherwise dispose of), or otherwise materially amend or modify, permit to lapse or fail to preserve any material Company Registered IP (excluding non-exclusive licenses of Company IP to Target Company customers in the ordinary course of business consistent with past practice), or disclose, divulge, furnish to or make accessible to any Person who has not

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entered into a confidentiality agreement sufficiently protecting the confidentiality thereof any material Trade Secrets constituting Owned Intellectual Property, or include, incorporate or embed in, link to, combine, make available or distribute with, or use in the development, operation, delivery or provision of any Company Software any open source Software in a manner that requires any Target Company to take a Copyleft Action;

(x) terminate or assign any Company Material Contract or enter into any Contract that would be a Company Material Contract, in any case outside of the ordinary course of business consistent with past practice;

(xi) establish any Subsidiary or enter into any new line of business;

(xii) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect, or terminate without replacement or amend in a manner materially detrimental to the Target Companies, taken as a whole, any material insurance policy insuring the Target Companies;

(xiii) make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP or changes that are made in accordance with PCAOB standards;

(xiv) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, a Target Company or its Affiliates) not in excess of $500,000 (individually or in the aggregate);

(xv) effect any layoff or other personnel reduction or change at any of its facilities;

(xvi) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice, except pursuant to any Contract in existence as of the date hereof which has been disclosed in writing to the Purchaser;

(xvii) make capital expenditures outside of the ordinary course of business consistent with past practice in excess of $1,000,000 (individually for any project) or $5,000,000 in the aggregate;

(xviii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization;

(xix) voluntarily incur Liabilities or obligations (whether absolute, accrued, contingent or otherwise) in excess of $5,000,000 in the aggregate other than pursuant to the terms of a Company Material Contract or Company Benefit Plan, in any case, outside of the ordinary course of business, taking into account the anticipated growth in the Target Companies’ businesses;

(xx) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its tangible properties, assets or rights;

(xxi) enter into any written agreement, understanding or arrangement with respect to the voting of equity securities of the Company;

(xxii) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement or that would impede the Transactions;

(xxiii) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

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(xxiv) (i) limit the right of any Target Company to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person or (ii) grant any exclusive or similar rights to any Person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the business of the Target Companies; or

(xxv) authorize or agree to do any of the foregoing actions.

Section 6.03 Conduct of Business of the Purchaser.

(a) During the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents, as required by applicable Law (including COVID-19 Measures), as set forth on Section 6.03(a) of the Purchaser Disclosure Letter or as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), the Purchaser shall, (i) conduct its business, in all material respects, in the ordinary course of business, (ii) comply in all material respects with all Laws applicable to the Purchaser and its businesses, assets and employees, and (iii) take commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, its business organizations. Notwithstanding anything to the contrary in this Section 6.03, nothing in this Agreement shall prohibit or restrict the Purchaser from extending, in accordance with the Purchaser’s Organizational Documents and the IPO Prospectus, the deadline by which it must complete its Business Combination (an “Extension”), and no consent of any other Party shall be required in connection therewith.

(b) Without limiting the generality of Section 6.03(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents (including the Domestication or as contemplated by the PIPE Investment), as required by applicable Law (including COVID-19 Measures) or as set forth on Section 6.03(b) of the Purchaser Disclosure Letter, during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), the Purchaser shall not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents except as required by applicable Law;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $200,000 individually or $500,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided, that this Section 6.03(b)(a)(iv) shall not prevent the Purchaser from borrowing funds necessary to finance its ordinary course administrative costs and expenses and expenses incurred in connection with the consummation of the Contribution and the other transactions contemplated by this Agreement (including the PIPE Investment and the costs and expenses necessary for an Extension, up to aggregate additional Indebtedness during the Interim Period of $1,000,000));

(v) (A) make, change or rescind any material election relating to Taxes, (B) settle any claim, suit, litigation, proceeding, arbitration, investigation, audit, controversy or other Legal Proceeding relating to material Taxes, (C) file any amended Income Tax or other material Tax Return, (D) surrender or allow to expire any right to claim a refund of material Taxes, (E) change (or request to change) any method of accounting for Tax purposes, (F) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued or in respect of any material Tax attribute that would give rise to any claim or assessment of Taxes of or with respect to Purchaser, or (G) enter into any “closing agreement” as described in Section 7121 of the Code or any similar agreement or arrangement with any Governmental Authority, in each case except as required by applicable Law;

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(vi) knowingly take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent the Closing Contributions from qualifying as contributions and exchanges described in Section 721 of the Code and the Treasury Regulations promulgated thereunder;

(vii) amend, waive or otherwise change the Trust Agreement in any manner adverse to the Purchaser;

(viii) terminate, waive or assign any material right under any material Contract of Purchaser;

(ix) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(x) establish any Subsidiary or enter into any new line of business;

(xi) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xii) make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP or PCAOB standards;

(xiii) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Purchaser or its Subsidiary) not in excess of $500,000 (individually or in the aggregate);

(xiv) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

(xv) make capital expenditures in excess of $200,000 individually for any project (or set of related projects) or $500,000 in the aggregate (excluding for the avoidance of doubt, incurring any expenses);

(xvi) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Contribution);

(xvii) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $500,000 individually or $1,000,000 in the aggregate (excluding the incurrence of any expenses) other than pursuant to the terms of a Contract in existence as of the date of this Agreement or entered into in the ordinary course of business or in accordance with the terms of this Section 6.03 during the Interim Period;

(xviii) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its tangible properties, assets or rights;

(xix) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xx) grant or establish any form of compensation or benefits to any current or former employee, officer, director, individual independent contractor or other individual service provider of Purchaser; or

(xxi) authorize or agree to do any of the foregoing actions.

Section 6.04 Annual and Interim Financial Statements.

(a) To the extent not already delivered, as soon as reasonably practicable following the date of this Agreement, the Company shall deliver to the Purchaser audited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity and cash flows of the Target Companies as of and for the years ended December 31, 2021 and December 31, 2020, together with the auditor’s reports thereon, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the

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Exchange Act and the Securities Act applicable to a registrant (collectively, the “PCAOB Financial Statements”); provided, that upon delivery of such PCAOB Financial Statements, such financial statements shall be deemed “Audited Financial Statements” for the purposes of this Agreement and the representation and warranties set forth in Section 4.06 shall be deemed to apply to such Audited Financial Statements with the same force and effect as if made as of the date of this Agreement; provided further that there shall be no material changes between the Audited Financial Statements and (i) the PCAOB Financial Statements; (ii) all other audited and unaudited financial statements of the Company and any company or business units acquired by it, as applicable, required under the rules and regulations of the SEC to be included in the Proxy Statement/Registration Statement and/or the Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement (including pro forma financial information); (iii) all selected financial data of the Company provided for inclusion in the Proxy Statement/Registration Statement and the Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement; and (iv) management’s discussion and analysis of financial condition and results of operations prepared in accordance with Item 303 of Regulation S-K of the SEC as necessary for inclusion in the Proxy Statement/Registration Statement and the Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement (including pro forma financial information).

(b) As soon as reasonably practicable following the date of this Agreement, the Company shall deliver to the Purchaser unaudited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity and cash flows of the Target Companies as of and for the six-month periods ending June 30, 2022 and 2021, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (the “Updated 1H Financial Statements”) and as soon as reasonably practicable, the Company shall deliver to the Purchaser any other audited or unaudited financial statements of the Target Companies that are required by applicable law to be included in the Proxy Statement/Registration Statement; provided, that upon delivery of such Updated 1H Financial Statements and any other audited or unaudited financial statements of the Target Companies, the representation and warranties set forth in Section 4.06 shall be deemed to apply to the Updated 1H Financial Statements and any other audited or unaudited financial statements of the Target Companies, mutatis mutandis, with the same force and effect as if made as of the date of this Agreement.

Section 6.05 Purchaser Public Filings. During the Interim Period, the Purchaser will keep current all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall use its commercially reasonable efforts prior to the Closing to maintain the listing of the Purchaser Class A Ordinary Shares and the Purchaser Public Warrants on Nasdaq; provided, that the Parties acknowledge and agree that from and after the Closing, the Parties intend to list on Nasdaq only the Domesticated Purchaser Class A Common Stock and the Domesticated Purchaser Warrants.

Section 6.06 No Solicitation. (a) For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal (whether written or oral), from any Person or group at any time relating to an Alternative Transaction (other than the Purchaser and the Sponsor or their respective Representatives), and (ii) an “Alternative Transaction” means (A) with respect to the Company and its Affiliates, a transaction or a series of transactions (other than the transactions contemplated by this Agreement) concerning the sale (whether directly or indirectly) of (x) all or any part of the business or assets of the Target Companies, (y) any of the shares or other equity interests or profits of the Target Companies, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise or (z) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the sale or disposition of the Target Companies and (B) with respect to the Purchaser and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning a Business Combination involving Purchaser or any of its Affiliates.

(b) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Company and the Purchaser, directly or indirectly, (i) solicit, assist, initiate, engage or facilitate the making, submission or announcement of, or encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or

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group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party, (vii) otherwise knowingly encourage or facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Alternative Transaction or (viii) agree or otherwise commit to enter into or engage in any of the foregoing

(c) Each Party shall notify the others as promptly as practicable (and in any event within two (2) Business Days) in writing of the receipt by such Party or any of its Representatives of (i) any inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates in connection with any Acquisition Proposal, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

Section 6.07 No Trading. The Company acknowledges and agrees that it is aware, and that the Company’s Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of the Purchaser, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of the Purchaser (unless otherwise explicitly contemplated in this Agreement), communicate such information to any third party, take any other action with respect to the Purchaser in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

Section 6.08 Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates: (a) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (i) that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or (ii) any non-compliance with any Law by such Party or its Affiliates; (b) receives any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; or (c) becomes aware of the commencement or threat, in writing, of any Legal Proceeding against such Party or any of its Affiliates, or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates with respect to the consummation of the transactions contemplated by this Agreement. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached. In the event that any litigation related to this Agreement, any Ancillary Documents or the transactions contemplated hereby or thereby is brought, or, to the knowledge of the Parties, respectively, threatened, against such Party, or the board of directors (or similar governing body) of such Party or its Subsidiaries, respectively, by a third party prior to the Closing, such Party shall promptly notify the other Party of any such litigation and keep the other Party reasonably informed with respect to the status thereof. Each Party shall provide the other Party the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, shall give due consideration to the other Party’s advice with respect to such litigation and shall not settle or agree to settle any such litigation without the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed.

Section 6.09 Efforts. (a) Subject to the terms and conditions of this Agreement, each Party shall use its reasonable best efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate

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the transactions contemplated by this Agreement (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of Section 6.09(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition (“Antitrust Laws”), each Party hereto agrees to make any required filing or application under Antitrust Laws, as applicable, at such Party’s sole cost and expense (except that any fees or other amounts charged by any Governmental Authorities relating to such filings or applications will be split equally between the Purchaser, on the one hand, and the Target Companies, on the other hand), with respect to the transactions contemplated hereby as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated by this Agreement; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use reasonable best efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.

(c) As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective reasonable best efforts to prepare and file with Governmental Authorities any requests for approval, to the extent applicable or required, of the transactions contemplated by this Agreement and shall use their reasonable best efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any Legal Proceeding is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their reasonable best efforts to resolve any such objections or Legal Proceedings so as to timely permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Legal Proceedings which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Legal Proceeding is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Legal Proceeding and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Ancillary Documents.

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(d) Prior to the Closing, each Party shall use its reasonable best efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.

Section 6.10 Trust Account. Upon satisfaction or waiver of the conditions set forth in Article VII and provision of notice thereof to the Trustee (which notice Purchaser shall provide to the Trustee in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, at the Closing, Purchaser (a) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (b) shall use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (1) pay as and when due all amounts payable to the Purchaser Shareholders pursuant to the Redemption, and (2) pay all remaining amounts then available in the Trust Account to Purchaser for immediate use, subject to this Agreement and the Trust Agreement, and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 6.11 Tax Matters.

(a) The Parties hereby agree and acknowledge that, for U.S. federal, and applicable state and local, income Tax purposes, it is intended that the relevant portions of the Transactions qualify for their respective Intended Tax Treatments, and that this Agreement constitutes, and hereby is adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated thereunder. No Party shall knowingly take or knowingly cause to be taken, or knowingly fail to take or knowingly cause to be failed to be taken, any action, if such action or failure to act, as the case may be, would reasonably be expected to prevent or impede the relevant portions of the Transactions from qualifying for their respective Intended Tax Treatments. The Parties hereby agree to file all Tax Returns on a basis consistent with the Intended Tax Treatments unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code or a change in applicable Law. Each Party agrees to use reasonable best efforts to promptly notify all other Parties of any challenge to the qualification of any relevant portion of the Transactions for its Intended Tax Treatment by any Governmental Authority.

(b) All transfer, documentary, sales, use, stamp, registration, excise, recording, registration, value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the Transactions (“Transfer Taxes”) shall be borne and paid by the relevant Target Companies. The Target Companies shall, at their own expense, timely file all necessary Tax Returns or other documentation with respect to such Transfer Taxes and, if required by applicable Law, the other Parties shall join in the execution of any such Tax Returns or other documentation.

(c) Without the prior written consent of Purchaser, neither the Sellers nor the Company shall, or shall cause their respective Affiliates to, make or cause to be made any election under Treasury Regulation Section 301.9100-22 (or any similar provision of state, local, or non-U.S. Law) with respect to any Target Company. With respect to any audit, examination, claim or other Legal Proceeding with respect to Tax matters (“Tax Proceeding”) of any Target Company treated as a partnership for U.S. federal income tax purposes for any taxable period (or portion thereof) ending on or prior to the Closing Date and such Tax Proceeding is governed under subchapter C of Chapter 63 of the Code, as amended by the Bipartisan Budget Act of 2015 (or any similar provision of state, local or non-U.S. Law), the Company (i) shall, and shall cause its eligible Subsidiaries to, timely make an election under Section 6226 of the Code (or any similar provision of state, local or non-U.S. Law) in accordance with applicable Law (and the Sellers expressly consent to, and shall reasonably cooperate in the making of all such elections) or (ii) shall make other arrangements reasonably satisfactory to Purchaser for each Seller to bear the economic burden of any “imputed underpayment” and any associated interest, adjustments to tax and penalties (or similar liability imposed under other provision of state, local of non-U.S. Law) attributable to such Seller, as applicable, and the Sellers shall control any such Tax Proceeding, provided that Purchaser shall have the right to participate in any such Tax Proceeding and Sellers shall not settle or fail to contest, and shall not cause to be settled or failed to be contested, any such Tax Proceeding in a manner that is reasonably expected to materially adversely affect the Purchaser without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed). The Company shall, and shall cause all of its respective eligible Subsidiaries, if any, to, make or cause to remain in effect, as applicable, a valid election under Section 754 of the Code (and any similar provision of state, local or non-U.S. Law) for any taxable period that includes the Closing Date.

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(d) The Purchaser and the Target Companies shall terminate or cause to be terminated any and all of the Tax sharing, allocation, indemnification or similar agreements, arrangements or undertakings to which the Target Companies or the Purchaser are a party to, bound by, or have an obligation thereunder (other than customary commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) in effect, written or unwritten (but excluding, for the avoidance of doubt, the Company Second A&R Operating Agreement and the Tax Receivable Agreement), on the Closing Date for any Tax liability of another Person, regardless of the period in which such Tax liability arises, and there shall be no continuing obligation for the Target Companies or the Purchaser to make any payments under any such agreements, arrangements or undertakings.

(e) Each Party shall reasonably cooperate (and shall cause its Affiliates to reasonably cooperate), as and to the extent reasonably requested by the other Parties, in connection with the preparation and filing of Tax Returns of the Target Companies and any Tax Proceeding of Target Companies. Such cooperation shall include the provisions of records and information that are reasonably relevant to any such Tax Return or Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Following the Closing, Purchaser, the Sellers and the Company shall (and the Company shall cause other Target Companies to) retain all books and records with respect to Tax matters pertinent to the Target Companies for any taxable period beginning on or prior to the Closing Date until the seven (7) year anniversary of the Closing Date. The Sellers shall (and shall cause their respective Affiliates (other than Purchaser or the Target Companies after the Closing) to) provide any information reasonably requested to allow Purchaser or any Target Company to comply with any information reporting or withholding requirements contained in the Code or other applicable Law or to compute the amount of payroll or other employment Taxes due with respect to any payment made in connection with this Agreement.

(f) Following the Closing Date, Purchaser shall reasonably cooperate with the shareholders of Purchaser prior to the Closing Date to make available to any such shareholder who so requests information reasonably necessary for such shareholder (or its direct or indirect owners) to compute any income or gain arising (i) if applicable, as a result of Purchaser’s status as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code or a “controlled foreign corporation” within the meaning of Section 957(a) of the Code for any taxable period ending on or prior to the Closing, including timely (A) publicly posting a PFIC Annual Information Statement to enable such holders to make a “Qualifying Electing Fund” election under Section 1295 of the Code for such taxable period, and (B) providing information to enable applicable holders to report their allocable share of “subpart F” income under Section 951 of the Code for such taxable period and (ii) under Section 367(b) of the Code and the Treasury Regulations promulgated thereunder as a result of the transactions contemplated hereby.

Section 6.12 Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

Section 6.13 The Preparation of Proxy Statement/Registration Statement; Shareholders’ Meeting and Approvals.

(a) Registration Statement and Prospectus.

(i) As promptly as practicable after the execution of this Agreement and receipt by the Purchaser of the PCAOB Financial Statements, the Updated 1H Financial Statements and any other audited or unaudited financial statements of the Target Companies that are required by applicable Law to be included in the Proxy Statement/Registration Statement, (x) the Purchaser and the Company shall jointly prepare and the Purchaser shall file with the SEC, mutually acceptable materials that shall include the proxy statement to be filed with the SEC as part of the Registration Statement and sent to the Purchaser Shareholders relating to the Purchaser Shareholders’ Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”), and (y) the Purchaser shall prepare (with the Target Companies’ and their respective Representatives reasonable cooperation) and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Registration Statement”), in connection with the registration under the Securities Act of (A) the shares of Domesticated Purchaser Class A Common Stock and Domesticated Purchaser Warrants to be issued in exchange for the issued and outstanding shares of the Purchaser Class A Ordinary Shares and the Purchaser Common Warrants, respectively, in the Domestication and (B) the shares of Domesticated Purchaser Common Stock that
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constitute the Aggregate Consideration (collectively, the “Registration Statement Securities”). Each of the Purchaser and the Company shall use its reasonable best efforts to cause the Proxy Statement/Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated hereby. Notwithstanding anything to the contrary in this Agreement, neither the Company’s counsel or its other tax advisors shall be required to provide an opinion with respect to any Tax matters relating to or affecting the Purchaser or its holders and neither the Company’s counsel or its other tax advisors nor the Purchaser’s counsel or its other tax advisors shall be required to provide a tax opinion as a condition to the Closing. In the event there is any tax opinion required by the SEC (or its staff) to be provided in connection with the Proxy Statement/Registration Statement, the Parties shall use their respective reasonable best efforts to cause such opinion to be provided by a tax counsel, including by cooperating, and causing their Affiliates to cooperate, in order to facilitate the issuance of any such tax opinion and, to the extent requested by such counsel, execute and deliver customary tax representation letters to such tax counsel in form and substance reasonably satisfactory to such counsel for purposes of delivering such opinion. The Purchaser also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated hereby, and the Company shall furnish all information concerning the Target Companies and any of their respective members or stockholders as may be reasonably requested in connection with any such action. Each of the Purchaser and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement, or any other statement, filing, notice or application made by or on behalf of the Purchaser or the Target Companies to any regulatory authority (including the Nasdaq) in connection with the Transactions (the “Offer Documents”). The Purchaser will cause the Proxy Statement/Registration Statement to be mailed to the Purchaser Shareholders in each case promptly after the Registration Statement is declared effective under the Securities Act.

(ii) To the extent not prohibited by Law, the Purchaser will advise the Company, reasonably promptly after the Purchaser receives notice thereof, of the time when the Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Domesticated Purchaser Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information. To the extent not prohibited by Law, the Company and their counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any Offer Document each time before any such document is filed with the SEC, and the Purchaser shall give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Law, the Purchaser shall provide the Company and their counsel with (i) any comments or other communications, whether written or oral, that the Purchaser or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement or Offer Documents promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of the Purchaser to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.

(iii) Each of the Purchaser and the Company shall use reasonable best efforts to ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (B) the Proxy Statement will, at the date it is first mailed to the Purchaser Shareholders and at the time of the Purchaser Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(iv) If at any time prior to the Closing any information relating to the Company, the Purchaser or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or the Purchaser, which is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement,

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so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Purchaser Shareholders.

(b) Purchaser Shareholder Approval.

(i) The Purchaser shall (a) as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) cause the Proxy Statement to be disseminated to Purchaser Shareholders in compliance with applicable Law, (ii) solely with respect to the following clause (1), duly (1) give notice of and (2) convene and hold an extraordinary general meeting of Purchaser Shareholders (the “Purchaser Shareholders’ Meeting”) in accordance with the Purchaser’s Organizational Documents and applicable Law, for a date no later than thirty (30) Business Days following the date the Registration Statement is declared effective, and (iii) solicit proxies from the holders of Purchaser Ordinary Shares to vote in favor of each of the Transaction Proposals, and (b) provide its shareholders with the opportunity to elect to effect a Redemption. The Purchaser shall, through its board of directors, recommend to the Purchaser Shareholders (A) the adoption and approval of this Agreement in accordance with applicable Law and exchange rules and regulations, (B) approval of the Domestication, (C) adoption of the Purchaser Charter upon Domestication and the Purchaser Bylaws upon Domestication, including any separate or unbundled advisory proposals as are required to implement the foregoing, (D) approval of the issuance of shares of Domesticated Purchaser Common Stock as required by Nasdaq Listing Rule 5635, (E) approval of the adoption by the Purchaser of the Equity Incentive Plan, (F) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (G) adoption and approval of any other proposals as reasonably agreed by the Purchaser and the Company to be necessary or appropriate in connection with the Transactions, and (H) adjournment of the Purchaser Shareholders’ Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, any of the foregoing (such proposals in (A) through (H), together, the “Transaction Proposals”), or if the Purchaser determines that one or more of the conditions to Closing is not satisfied or waived, and include such recommendation in the Proxy Statement. The board of directors of Purchaser shall not, except as required by applicable Law, withdraw, amend, qualify or modify its recommendation to the shareholders of the Purchaser that they vote in favor of the Transaction Proposals (together with any withdrawal, amendment, qualification or modification of its recommendation to the shareholders of Purchaser described in the Recitals hereto, a “Modification in Recommendation”). To the fullest extent permitted by applicable Law, (x) the Purchaser’s obligations to establish a record date for, duly call, give notice of, convene and hold the Purchaser Shareholders’ Meeting shall not be affected by any Modification in Recommendation, (y) the Purchaser agrees to establish a record date for, duly call, give notice of, convene and hold the Purchaser Shareholders’ Meeting and submit for approval the Transaction Proposals and (z) the Purchaser agrees that if the Purchaser Shareholder Approval shall not have been obtained at any such Purchaser Shareholders’ Meeting, then the Purchaser shall promptly continue to take all such necessary actions, including the actions required by this Section 6.13(b), and hold additional Purchaser Shareholders’ Meetings in order to obtain the Purchaser Shareholder Approval. The Purchaser may only adjourn the Purchaser Shareholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the Purchaser Shareholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that the Purchaser has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Purchaser Shareholders prior to the Purchaser Shareholders’ Meeting; provided, that, without the consent of the Company, the Purchaser Shareholders’ Meeting may not be adjourned to a date that is more than fifteen (15) days after the date for which the Purchaser Shareholders’ Meeting was originally scheduled (excluding any adjournments required by applicable Law). The Purchaser agrees that it shall provide the holders of shares of Purchaser Class A Ordinary Shares the opportunity to elect redemption of such shares of Purchaser Class A Ordinary Shares in connection with the Purchaser Shareholders’ Meeting, as required by the Purchaser’s Organizational Documents (the “Redemption”).

(c) Company Stockholder Approvals.

(i) Upon the terms set forth in this Agreement, the Company shall use its reasonable best efforts to solicit and obtain the Requisite Member Approval in the form of an irrevocable written consent (the “Written Consent”) of each of the Founders pursuant to the terms of the Member Voting and Support Agreement promptly

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following the time at which the Registration Statement shall have been declared effective under the Securities Act and delivered or otherwise made available to the Founders. The Company shall provide the Purchaser with copies of each Written Consent it receives within two (2) Business Days following receipt of such Written Consent.

(ii) To the extent the Requisite Member Approval is not delivered pursuant to Section 6.13(c)(i) within three (3) Business Days following the effectiveness of the Registration Statement (as declared effective under the Securities Act), then the Company shall take all action necessary to duly call, given notice, convene and hold a meeting of the members of the Company as soon as practicable, and, in connection therewith, the Company shall (a) mail an information statement and proxy solicitation which shall include, without limitation, the Registration Statement in advance of such meeting for the purpose of soliciting from the members of the Company proxies to vote in favor of the adoption of this Agreement and approval of the Transactions; and (b) use its reasonable best efforts to secure the vote or consent of the members of the Company required by applicable Law to obtain such approval. The Company shall keep the Purchaser updated with respect to proxy solicitation results as requested by the Purchaser. Once the member meeting of the Company has been duly called and noticed, the Company shall not postpone or adjourn the such company member meeting without the consent of the Purchaser (other than: (i) in order to obtain a quorum of members of the Company; or (ii) as reasonably determined by the Company to comply with applicable Law). The Company shall use its reasonable best efforts to cooperate with the Purchaser to hold the member meeting of the Company prior to, or, on the same day and at the same time as the Purchaser Shareholders’ Meeting as soon as reasonably practicable after the date of this Agreement, and to set the same record date for each such meeting.

Section 6.14 Employee Matters.

(a) Prior to the Closing Date, Purchaser shall approve and adopt an equity incentive plan, in a form to be mutually agreed upon between Purchaser and the Company, that provides for grants of awards to eligible service providers (the “Equity Incentive Plan”). The Equity Incentive Plan shall have an initial share reserve which shall be mutually agreed between the Purchaser and the Company based upon benchmarking against peer companies and in consultation with an independent outside compensation advisor.

(b) No Third-Party Beneficiaries. Notwithstanding anything herein to the contrary, each of the parties to this Agreement acknowledges and agrees that all provisions contained in this Section 6.14 are included for the sole benefit of Purchaser and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii)  shall limit the right of Purchaser, the Company or their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, agreement or other arrangement following the Closing Date, or (iii) shall confer upon any Person who is not a party to this Agreement (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

Section 6.15 Public Announcements.

(a) The Parties agree that during the Interim Period no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent of the Purchaser and the Company (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

(b) The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, the Purchaser shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with the Purchaser delivering a draft of such Signing Filing to the Company no later than the second (2nd) Business Day, and with the Company reviewing, commenting upon and approving such Signing Filing in any event no later than the third

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(3rd) Business Day, after the execution of this Agreement). The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, the Purchaser shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which the Purchaser shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/ or any Governmental Authority in connection with the transactions contemplated hereby.

Section 6.16 Confidential Information. (a) The Company hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, they shall, and shall cause their respective Representatives to: (i) treat and hold in strict confidence any Purchaser Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder, enforcing their rights hereunder or thereunder, or in furtherance of their authorized duties on behalf of the Purchaser), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Purchaser Confidential Information without the Purchaser’s prior written consent; and (ii) in the event that the Company or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Purchaser Confidential Information, (A) provide the Purchaser to the extent legally permitted with prompt written notice of such requirement so that the Purchaser or an Affiliate thereof may seek, at Purchaser’s cost, a protective Order or other remedy or waive compliance with this Section 6.16(a), and (B) in the event that such protective Order or other remedy is not obtained, or the Purchaser waives compliance with this Section 6.16(a) furnish only that portion of such Purchaser Confidential Information; provided, that with respect to Purchaser Confidential Information constituting trade secrets under applicable Law and has been identified as such to the Company in writing prior to or promptly after its disclosure to the Company or its Representatives, such covenants shall apply for as long as such Purchaser Confidential Information constitutes a trade secret under applicable Law and continues to constitute Purchaser Confidential Information under this Agreement. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Company shall, and shall cause its Representatives to, promptly deliver to the Purchaser or destroy (at Purchaser’s election) any and all copies (in whatever form or medium) of Purchaser Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Company and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Purchaser Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement.

(b) The Purchaser hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Company Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s prior written consent; and (ii) in the event that the Purchaser or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Company Confidential Information, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that the Company may seek, at the Company’s sole expense, a protective Order or other remedy or waive compliance with this Section 6.16(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Company waives compliance with this Section 6.16(b), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised in writing by

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outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information; provided, that with respect to Company Confidential Information constituting trade secrets under applicable Law and has been identified as such to the Purchaser in writing prior to or promptly after its disclosure to the Purchaser or its Representatives, such covenants shall apply for as long as such Company Confidential Information constitutes a trade secret under applicable Law and continues to constitute Company Confidential Information under this Agreement. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Purchaser shall, and shall cause its Representatives to, promptly deliver to the Company or destroy (at the Purchaser’s election) any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Purchaser and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Company Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement. Notwithstanding the foregoing, the Purchaser and its Representatives shall be permitted to disclose any and all Company Confidential Information to the extent required by the Federal Securities Laws.

Section 6.17 Documents and Information. After the Closing Date, the Purchaser and the Company shall, and shall cause their respective Subsidiaries to, until the seventh (7th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of the Target Companies in existence on the Closing Date and make the same available for inspection and copying by the Purchaser during normal business hours of the Company and its Subsidiaries, as applicable, upon reasonable request and upon reasonable notice. No such books, records or documents shall be destroyed after the seventh (7th) anniversary of the Closing Date by the Purchaser or its Subsidiaries (including any Target Company) without first advising a representative of the Purchaser in writing and giving the such representative a reasonable opportunity to obtain possession thereof.

Section 6.18 Post-Closing Board of Directors and Executive Officers.

(a) The Parties shall take all necessary action, including causing the directors of the Purchaser to resign, so that effective as of the Closing, the Purchaser’s board of directors (the “Post-Closing Purchaser Board”) will consist of a number of individuals (appointed in accordance with Nasdaq rules) to be determined by the Company with the approval of the Purchaser (which approval shall not be unreasonably withheld, delayed or conditioned). Immediately after the Closing, the Parties shall take all necessary action to designate and appoint to the Post-Closing Purchaser Board (i) the one (1) Person that is designated by the Purchaser prior to the Closing (the “Purchaser Director”), which Person shall be reasonably acceptable to the Company, and (ii) the remaining Persons, all of whom will be designated by the Company prior to the Closing (the “Company Directors”). At or prior to the Closing, the Company and the Purchaser shall provide each initial director with a customary director indemnification agreement, in form and substance reasonably acceptable to such director, the Company and the Purchaser.

(b) The Parties shall take all action necessary, including causing the executive officers of Purchaser to resign, so that the individuals serving as the executive officers of the Purchaser immediately after the Closing will be individuals the Company desires to appoint to such role.

Section 6.19 Indemnification of Directors and Officers; Tail Insurance. (a) The Parties agree that for a period of six (6) years from the Closing Date, the Parties shall, and shall cause the Purchaser and the Target Companies to, maintain in effect the exculpation, indemnification and advancement of expenses provisions in favor of any individual who, at or prior to the Closing, was a director, officer, employee or agent of the Purchaser and the Target Companies, as the case may be, or who, at the request of the Parties, as the case may be, served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (collectively, with such individual’s heirs, executors or administrators, (each, together with such Person’s heirs, executors or administrators, a “D&O Indemnified Party”)), of the Purchaser and the Target Companies respective Organizational Documents as in effect immediately prior to the Closing Date or in any indemnification agreements of the Purchaser and the Target Companies, on the one hand, with any D&O Indemnified Party, on the other hand, as in effect immediately prior to the Closing Date, and the Parties shall, and shall cause the Purchaser and the Target Companies to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party; provided, however, that all rights to indemnification or

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advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim. From and after the Closing Date, the Purchaser shall cause the Target Companies to honor, in accordance with their respective terms, each of the covenants contained in this Section 6.19 without limit as to time.

(b) At or prior to the Closing, the Purchaser shall purchase a “tail” directors’ and officers’ liability insurance policy (the “D&O Tail”) in respect of acts or omissions occurring prior to the Closing covering each such Person that is a director or officer of the Purchaser or a Target Company currently covered by a directors’ and officers’ liability insurance policy of the Purchaser or one or more Target Companies, respectively, on terms with respect to coverage, deductibles and amounts no less favorable than those of such applicable policy in effect on the date of this Agreement for the six (6) year period following the Closing; provided that in no event shall the Purchaser be required to expend on the premium thereof in excess of three hundred percent (300%) of the aggregate annual premiums currently payable by the Purchaser or the Target Companies with respect to such current policies (the “Premium Cap”); provided, further, that if such minimum coverage under any such D&O Tail is or becomes not available at the Premium Cap, then any such D&O Tail shall contain the maximum coverage available at the Premium Cap. The Purchaser shall maintain the D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by the Target Companies, as applicable, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 6.19(b). No claims made under or in respect of the D&O Tail related to any fiduciary or employee of any Target Company shall be settled without the prior written consent of the Purchaser.

(c) The rights of each D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Person may have under the Organizational Documents of the Purchaser or any Target Company, any other indemnification arrangement, any Law or otherwise. The obligations of the Purchaser and the Target Companies under this Section 6.19(c) shall not be terminated or modified after the Closing in such a manner as to materially and adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party. The provisions of this Section 6.19 shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 6.19.

(d) If the Purchaser or, after the Closing, any Target Company, or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of the Purchaser or such Target Company, as applicable, assume the obligations set forth in this Section 6.19.

Section 6.20 PIPE Investment. The Purchaser and the Company shall use their reasonable best efforts to satisfy the conditions of the closing obligations contained in the subscription agreements relating to the PIPE Investment and consummate the transactions contemplated thereby.

Section 6.21 Recapitalization. The Company shall use its reasonable best efforts to effectuate the Recapitalization.

Section 6.22 Domestication. Subject to receipt of the Purchaser Shareholder Approval, at least one (1) day prior to the Closing, the Purchaser shall, in accordance with applicable Law, any applicable rules and regulations of the SEC, the Nasdaq and the Purchaser’s Organizational Documents, as applicable, cause the Domestication to become effective, including by (a) filing with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, in form and substance reasonably acceptable to the Purchaser and the Company, together with the Purchaser Charter upon Domestication, in each case, in accordance with the provisions thereof and applicable Law, and (b) completing and making and procuring all those filings required to be made with the Cayman Registrar in connection with the Domestication.

Section 6.23 Affiliate Agreements. Except as set forth on Section 6.23 of the Company Disclosure Letter, all agreements with Related Persons shall be terminated or settled at or prior to the Closing without further liability to the Purchaser or the Target Companies, in each case.

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Article VII

Closing Conditions

Section 7.01 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Transactions, including the Contribution, shall be subject to the satisfaction or written waiver (where permissible) by the Company and the Purchaser of the following conditions:

(a) Required Purchaser Shareholder Approval. The Purchaser Shareholder Approval shall have been obtained.

(b) Requisite Member Approval. The Requisite Member Approval shall have been obtained.

(c) No Adverse Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(d) Net Tangible Assets Test. Upon the Closing, after giving effect to the Redemption and the PIPE Investment, the Purchaser shall have net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) of at least $5,000,001.

(e) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act by the SEC and shall remain effective as of the Closing, and no stop order or similar order suspending the effectiveness of the Registration Statement shall have been issued and be in effect with respect to the Registration Statement and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(f) Nasdaq Listing. The shares of Domesticated Purchaser Class A Common Stock to be issued in connection with the Transactions shall be conditionally approved for listing upon the Closing on Nasdaq subject to any requirement to have a sufficient number of round lot holders of the Domesticated Purchaser Common Stock.

Section 7.02 Conditions to Obligations of the Company. In addition to the conditions specified in Section 7.01, the obligations of the Company to consummate the Transactions, including the Contribution, shall be subject to the satisfaction or written waiver (where permissible) by the Company of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of the Purchaser set forth in this Agreement and in any certificate delivered by or on behalf of the Purchaser pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Purchaser Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

(b) Agreements and Covenants. The Purchaser shall have performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c) No Purchaser Material Adverse Effect. No Purchaser Material Adverse Effect shall have occurred with respect to the Purchaser since the date of this Agreement that is continuing and uncured.

(d) Domestication. The Domestication shall have been completed as provided in Section 6.22 and a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation thereto shall have been delivered to the Company.

(e) Trust Account. Purchaser shall have made appropriate arrangements to have the Trust Account available to Purchaser for payment of amounts to be paid pursuant to Section 1.01, including the Closing Contributions, at the Closing.

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(f) No Redemption. Kingstown 1740 Fund L.P. (“Kingstown”) shall not have exercised any redemption rights with respect to its 2,900,000 Purchaser Class A Ordinary Shares.

(g) Kingstown Investment. Kingstown shall have delivered the purchase price for the Series A Preferred Stock and Preferred Investor Warrants to be purchased by Kingstown pursuant to the Series A SPA to the Escrow Agent (as defined in the Series A SPA).

(h) Closing Deliveries.

(i) Officer Certificate. The Purchaser shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of the Purchaser in such capacity, certifying as to the satisfaction of the conditions specified in Sections 7.02(a), 7.02(b) and 7.02(c).

(ii) Secretary Certificate. The Purchaser shall have delivered to the Company a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of the Purchaser’s Organizational Documents as in effect as of the Closing Date (after giving effect to the Domestication) and (B) the resolutions of the Purchaser’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby.

(iii) Ancillary Documents. The Purchaser shall have delivered to the Company:

(A) A copy of the A&R Registration Rights Agreement, duly executed by the Purchaser and the Sponsor;

(B) A copy of the Lock-Up Agreements, duly executed by the Purchaser and the Sponsor, as applicable;

(C) A copy of the Company Second A&R Operating Agreement, duly executed by the Purchaser;

(D) A copy of the Tax Receivable Agreement, duly executed by the Purchaser; and

(E) A copy of the Earn Out Escrow Agreement (as defined in the Sponsor Support Agreement), duly executed by the Purchaser and the Sponsor.

Section 7.03 Conditions to Obligations of the Purchaser. In addition to the conditions specified in Section 7.01, the obligations of the Purchaser to consummate the Contribution and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (where available) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of the Company set forth in this Agreement and in any certificate delivered by or on behalf of the Company pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Company Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed in all material respects all of its obligations and complied in all material respects with all of the agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred with respect to the Target Companies, taken as a whole, since the date of this Agreement that is continuing and uncured.

(d) Recapitalization. The Recapitalization shall have been completed pursuant to the Recapitalization Instrument.

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(e) Closing Deliveries.

(i) Officer Certificate. The Purchaser shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Section 7.03(a), 7.03(b) and 7.03(c).

(ii) Secretary Certificate. The Company shall have delivered to the Purchaser a certificate executed by the Company’s secretary certifying as to the validity and effectiveness of, and attaching, (A) copies of the Company’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Closing) and (B) the requisite resolutions of the Company’s board of managers authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which the Company is or is required to be a party or bound, and the consummation of the Contribution and the other transactions contemplated hereby and thereby.

(iii) Employment Agreements. The Company shall have delivered the Employment Agreements, duly executed by the Company and each of the employees thereto, which Employment Agreements shall be in full force and effect as of the Closing.

(iv) Ancillary Documents. The Company shall have delivered to the Purchaser:

(A) A properly completed and duly executed IRS Form W-9 from each Seller;

(B) A copy of the A&R Registration Rights Agreement, duly executed by the Class A Sellers;

(C) A copy of the Intuitive Machines Lock-Up Agreement, duly executed by the Class A Sellers;

(D) A copy of the Company Second A&R Operating Agreement, duly executed by the Company and the Class A Sellers; and

(E) A copy of the Tax Receivable Agreement, duly executed by the Company and the Class A Sellers.

Section 7.04 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by the failure of such Party or its Affiliates failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

Article VIII

Termination and Expenses

Section 8.01 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a) by mutual written consent of the Purchaser and the Company;

(b) by the Company if there has been a Modification in Recommendation;

(c) by the Company if the Purchaser Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Purchaser Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

(d) by written notice by the Purchaser or the Company if any of the conditions to the Closing set forth in Article VII have not been satisfied or waived by September 16, 2023 (the “Outside Date”); provided, however, the right to terminate this Agreement under this Section 8.01(d) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

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(e) by written notice by either the Purchaser or the Company if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(e) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

(f) by written notice by the Company to Purchaser, if (i) there has been a breach by the Purchaser of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Purchaser shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 7.02(a) or Section 7.02(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Purchaser or (B) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(f) if at such time the Company is in material uncured breach of this Agreement;

(g) by written notice by the Purchaser to the Company, if (i) there has been a breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 7.03(a) or Section 7.03(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Company or (B) the Outside Date; provided, that the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 8.01(g) if at such time the Purchaser is in material uncured breach of this Agreement;

(h) by written notice by the Purchaser to the Company, if (i) all the conditions set forth in Section 7.01 and Section 7.02 have been, and continue to be, satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date of such termination), (ii) the Company fails to consummate the Transactions on or prior to the day when the Closing is required to occur pursuant to Section 2.01, (iii) the Purchaser shall have irrevocably confirmed in writing to the Company that it is ready, willing and able to consummate the Closing and (iv) the Company fails to effect the Closing within five (5) Business Days following delivery of such confirmation; or

(i) by written notice by the Company to the Purchaser, if (i) all the conditions set forth in Section 7.01 and Section 7.03 have been, and continue to be, satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date of such termination), (ii) the Purchaser fails to consummate the Transactions on or prior to the day when the Closing is required to occur pursuant to Section 2.01, (iii) the Company shall have irrevocably confirmed in writing to the Purchaser that it is ready, willing and able to consummate the Closing and (iv) the Purchaser fails to effect the Closing within five (5) Business Days following delivery of such confirmation.

Section 8.02 Expense Reimbursement.

(a) In the event this Agreement is terminated by the Purchaser pursuant to Section 8.01(g) or Section 8.01(h), then the Company shall pay or cause to be paid to Purchaser then the Company shall pay or cause to be paid to Purchaser any amounts due and owing under the Convertible Promissory Note (the “Expense Reimbursement”) within two (2) Business Days after the date of such termination by wire transfer of same-day funds to one or more accounts designated by Purchaser.

(b) The parties acknowledge that the agreements contained in this Section 8.02 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the parties hereto would not enter into this Agreement. In addition, if the Company fails to pay in a timely manner any amount due to Purchaser pursuant to this Section 8.02, then (i) the Company shall reimburse Purchaser for all costs and expenses (including disbursements and fees of counsel) incurred in the collection of such overdue amounts and

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(ii) the Company shall pay to Purchaser interest on the amounts payable pursuant to this Section 8.02 from and including the date payment of such amounts was due to but excluding the date of actual payment at a rate equal to three percent (3%) plus the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made.

Section 8.03 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 8.01 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 8.01 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Section 6.15, Section 6.16, Article IX, Section 8.02 and this Section 8.03 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement (in each case of clauses (i) and (ii) above, subject to Section 9.15).

Article IX

Miscellaneous

Section 9.01 No Survival. Except (x) as otherwise contemplated by Section 9.02 or (y) in the case of a Fraud Claim against a Person, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing (and there shall be no liability after the Closing in respect thereof), except for those covenants and agreements contained herein that by their terms expressly apply in whole or in part after at or after the Closing, and then only with respect to any breaches occurring at or after the Closing.

Section 9.02 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means (including email), with affirmative confirmation of receipt, (iii) one (1) Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Purchaser: Inflection Point Acquisition Corp. 34 East 51st Street 5th Floor New York, New York 10022 Attn: Michael Blitzer Email:	with a copy (which will not constitute notice) to: White & Case LLP 1221 Avenue of the Americas New York, New York 10020 Attn: Joel Rubinstein; Matthew Kautz Email:
If to the Company, to: Intuitive Machines, LLC 3700 Bay Area Blvd. Houston, TX 77058 Attn: Steve Altemus Email:	with a copy (which will not constitute notice) to: Latham & Watkins LLP 555 Eleventh Street, NW, Suite 1000 Washington, D.C. 20004-1304 Attn: Rachel W. Sheridan; Nick S. Dhesi Email:

Section 9.03 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Parties, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

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Section 9.04 Third Parties. Except for the rights set forth in Section 6.19 and the rights set forth in Section 6.11, which the Parties acknowledge and agree are express third party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

Section 9.05 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 9.06 Jurisdiction. Any proceeding or Legal Proceeding based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have jurisdiction, in the United States District Court for the District of Delaware and to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), and each of the parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Legal Proceeding, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Legal Proceeding shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Legal Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Legal Proceeding, suit or proceeding brought pursuant to this Section 9.06.

Section 9.07 WAIVER OF JURY TRIAL (a). EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.08 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

Section 9.09 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

Section 9.10 Amendment; Waiver. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser and the Company. Any party to this Agreement may, at any time prior to the Closing, by action taken by its Board of Directors or other officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in this Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting

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such extension or waiver. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any party to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 9.11 Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

Section 9.12 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to the Purchaser its shareholders under the Cayman Companies Act or DGCL, as then applicable, or its Organizational Documents. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.

Section 9.13 Counterparts. This Agreement and each Ancillary Document may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

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Section 9.14 Legal Representation.

(a) Conflicts and Privilege.

(i) The Purchaser and the Company, on behalf of their respective successors and assigns (including, after the Closing), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the Sponsor, the stockholders, shareholders or holders of other equity interests of the Purchaser or the Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (collectively, the “IPAX Group”), on the one hand, and (y) the Purchaser following the Closing and/or any member of the IM Group, on the other hand, any legal counsel, including W&C, that represented the Purchaser and/or the Sponsor prior to the Closing may represent the Sponsor and/or any other member of the IPAX Group, in such dispute even though the interests of such Persons may be directly adverse to the Purchaser and its Affiliates (following the Closing), and even though such counsel may have represented the Purchaser in a matter substantially related to such dispute, or may be handling ongoing matters for the Purchaser and/or the Sponsor. The Purchaser and the Company, on behalf of their respective successors and assigns (including, after the Closing), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any Ancillary Document or the transactions contemplated hereby or thereby) between or among the Purchaser, the Sponsor and/or any other member of the IPAX Group, on the one hand, and W&C, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Transactions and belong to the IPAX Group after the Closing, and shall not pass to or be claimed or controlled by the Purchaser and its Affiliates (following the Closing). Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with the Purchaser or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Purchaser.

(ii) The Purchaser and the Company, on behalf of their respective successors and assigns (including, after the Closing), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the stockholders, shareholders or holders of other equity interests of the Company and/or any of their respective directors, members, partners, officers, employees or Affiliates (collectively, the “IM Group”), on the one hand, and (y) the Company (following the Closing) and/or any member of the IPAX Group, on the other hand, any legal counsel, including Latham & Watkins LLP (“Latham”) that represented the Company prior to the Closing may represent any member of the IM Group in such dispute even though the interests of such Persons may be directly adverse to the Company (following the Closing), and even though such counsel may have represented the Purchaser and/or the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Company (following the Closing). The Purchaser and the Company, on behalf of their respective successors and assigns (including, after the Closing), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any Ancillary Document or the transactions contemplated hereby or thereby) between or among the Company and/or any member of the IM Group, on the one hand, and Latham, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Transactions and belong to the IM Group after the Closing, and shall not pass to or be claimed or controlled by the Company (following the Closing). Notwithstanding the foregoing, any privileged communications or information shared by the Purchaser prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Company (following the Closing).

(b) Company Privilege; Waiver.

(i) Latham has represented the IM Group and the Target Companies with respect to the transactions contemplated herein. All Parties recognize the commonality of interest that exists and will continue to exist until the Closing, and the Parties agree that such commonality of interest should continue to be recognized after the Closing. Specifically, the IPAX Group and, following the Closing, the Company, agree that they shall not, and shall cause their Affiliates not to, seek to have Latham be disqualified from representing any IM Group (a) in connection with any dispute that may arise between such parties and the IPAX Group or the Target Companies in connection with this Agreement, the Ancillary Document or the transactions contemplated herein and therein and (b) in connection with

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any such dispute, the IM Group involved in such dispute (and not the IPAX Group or the Target Companies (including following the Closing)) will have the right to decide whether or not to waive the attorney-client privilege that may apply to any communications between the IM Group, the Target Companies (including following the Closing), and their Representatives or Affiliates (collectively, the “Company Parties”) that occurred prior to the Closing.

(ii) Without limiting the foregoing, the IPAX Group (on their own behalf and on behalf of their Representatives and Affiliates) also acknowledge and agree that Latham has been and will be providing legal advice to the Company Parties in connection with the Agreement, the Ancillary Document, and any transactions contemplated herein and therein and in such capacity, will have had confidential and/or privileged communications between Latham and the Company Parties, including written and electronic communications between or among Latham and/or the Company Parties, relating to this Agreement, the Ancillary Documents, and the transactions contemplated herein and therein (collectively, the “Privileged Materials”). The IPAX Group (on their own behalf and on behalf of their Representatives and Affiliates) further acknowledge and agree that, at and after the Closing, the Privileged Materials shall belong solely to the IPAX Group and any privilege or other right related to the Privileged Materials, including the attorney-client privilege and the expectation of client confidences, shall be owned and controlled solely by the IM Group and shall not pass to or be claimed by the IPAX Group or their Affiliates (including the Company following the Closing); provided, that, the IM Group and its Representatives shall reasonably cooperate with the IPAX Group or the Company (following the Closing) seeking to assert such privilege in a post-Closing dispute with a Person that is not a IM Group or any of its Affiliates. In furtherance of the foregoing, each of the Parties agree to take the steps necessary to ensure that any and all privileges attaching to the Privileged Materials shall survive the Closing, remain in effect and be owned and controlled solely by the IM Group. The IPAX Group (on their own behalf and on behalf of their Representatives and Affiliates, including the Company and its Affiliates, following the Closing) also agree that they will not, directly or indirectly, obtain or seek to obtain from Latham any such Privileged Materials (or assist any other Person) and agree not to knowingly access, review, use or rely on any Privileged Materials in any dispute involving any of the parties hereto after the Closing.

Section 9.15 Waiver of Claims Against Trust. The Company acknowledges that the Purchaser is a blank check company with the powers and privileges to effect a Business Combination. The Company further acknowledges that, as described in the IPO Prospectus available at www.sec.gov, substantially all of the Purchaser assets consist of the cash proceeds of the Purchaser’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in a the trust account for the benefit of the Purchaser, certain of its public shareholders (the “Purchaser Shareholders”) and the underwriters of the Purchaser’s initial public offering. The Company acknowledges that it has been advised by the Purchaser that, except with respect to interest earned on the funds held in the Trust Account that may be released to the Purchaser to pay its franchise Tax, income Tax and similar obligations, the Trust Agreement provides that cash in the Trust Account may be disbursed only (i) if the Purchaser completes the transactions which constitute a Business Combination, then to those Persons and in such amounts as described in the IPO Prospectus; (ii) if the Purchaser fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to the Purchaser in limited amounts to permit the Purchaser to pay the costs and expenses of its liquidation and dissolution, and then to the Purchaser Shareholders; and (iii) if the Purchaser holds a shareholder vote to amend the Purchaser’s Organizational Documents to modify the substance or timing of the obligation to redeem 100% of Purchaser Ordinary Shares if the Purchaser fails to complete a Business Combination within the allotted time period, then for the Redemption of any Purchaser Ordinary Shares properly tendered in connection with such vote. For and in consideration of the Purchaser entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company hereby irrevocably waives any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the Trust Account and agree not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, Contracts or agreements with the Purchaser; provided, that (x) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against the Purchaser for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the transactions (including a claim for the Purchaser to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Redemptions) to the Company in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect the Purchaser’s ability to fulfill its obligation to effectuate the Redemptions, or for fraud and (y) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future against the Purchaser’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds).

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Section 9.16 Company and Purchaser Disclosure Letters. The Company Disclosure Letter and the Purchaser Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Company Disclosure Letter and/or the Purchaser Disclosure Letter (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of applicable Disclosure Letter if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Article X

Definitions

Section 10.01 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“A&R Registration Rights Agreement” has the meaning specified in the Recitals.

“Acquisition Proposal” has the meaning specified in Section 6.06.

“Additional Purchaser SEC Reports” has the meaning specified in Section 5.06(a).

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Aggregate Consideration” means the number of Consideration Units equal to the quotient of (a) (i) the Base Purchase Price minus (ii) the Closing Option Value divided by (b) $10.00.

“Agreement” has the meaning specified in the Preamble.

“Alternative Transaction” has the meaning specified in Section 6.06.

“Ancillary Documents” means each of the agreements and instruments contemplated by this Agreement or otherwise related to the transactions contemplated in this Agreement, in each case to be executed and delivered on the date hereof or on or prior to the Closing Date, including this Agreement (together with the Company Disclosure Letter and the Purchaser Disclosure Letter).

“Anti-Bribery Law” means the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption and bribery Laws of any jurisdiction (including the U.K. Bribery Act 2010, and any rules or regulations promulgated thereunder or other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Officials).

“Antitrust Laws” has the meaning specified in Section 6.09(b).

“Audited Company Financials” has the meaning specified in Section 4.06(a).

“Available Purchaser Closing Cash” means, as of immediately prior to the Closing, an aggregate amount equal to the sum of (without duplication): (a) all amounts in the Trust Account, less amounts required for the Redemption, plus (b) the aggregate proceeds, if any, actually received by the Purchaser from the PIPE Investment plus (c) all other cash and cash equivalents of the Purchaser, determined in accordance with GAAP as of 11:59 p.m. Eastern Time on the day immediately preceding the Closing Date plus (d) the Seller Subscription Amount.

“Base Purchase Price” means $700,000,000.

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“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not (other than a multiemployer plan within the meaning of Section 3(37) of ERISA).

“Business Combination” has the meaning specified in Article 1.1 of the Purchaser’s Organizational Documents as in effect on the date hereof.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or, for so long as the Purchaser remains domiciled in Cayman Islands, Governmental Authorities in the Cayman Islands that are authorized or required by Law to close.

“CARES Act” means the Coronavirus, Aid, Relief and Economic Security Act, Pub. L. 116–136 (116th Cong.) (Mar. 27, 2020), and any amendment thereof, successor law, or executive order, executive memo, administrative or other guidance or legislation published with respect thereto by any Governmental Authority.

“Cayman Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Cayman Purchaser Units” has the meaning specified in the Recitals.

“Cayman Purchaser Warrant” has the meaning specified in the Recitals.

“Cayman Registrar” means the Cayman Islands Registrar of Companies.

“CEF Agreement” means that certain common stock purchase agreement, dated as of the date hereof, entered into by and between the Purchaser and CFPI, pursuant to which from and after the Closing Date, upon the terms and subject to the conditions and limitations set forth therein, the Purchaser may issue and sell to CFPI, from time to time as provided herein, and CFPI shall purchase from the Purchaser, up to the lesser of (i) $50,000,000 in aggregate gross purchase price of newly issued shares of Domesticated Purchaser Class A Common Stock, and (ii) the Exchange Cap (as defined in the CEF Agreement).

“CFPI” has the meaning specified in the Recitals hereto.

“Change of Control” means any transaction or series of transactions the result of which is: (a) the acquisition by any Person or “group” (as defined in the Exchange Act) of Persons of direct or indirect beneficial ownership of securities representing 50% or more of the combined voting power of the then outstanding securities of the Purchaser; (b) a merger, consolidation, reorganization or other business combination, however effected, resulting in any Person or “group” (as defined in the Exchange Act) acquiring at least 50% of the combined voting power of the then outstanding securities of the Purchaser or the surviving Person outstanding immediately after such combination; or (c) a sale of all or substantially all of the assets of the Purchaser.

“Class A Sellers” shall mean each holder of record of Class A membership interests of the Company immediately prior to the Recapitalization.

“Class B Sellers” shall mean each holder of record of Class B membership interests of the Company immediately prior to the Recapitalization.

“Closing” has the meaning specified in Section 2.01.

“Closing Contributions” has the meaning specified in Section 1.01.

“Closing Date” has the meaning specified in Section 2.01.

“Closing Filing” has the meaning specified in Section 6.15.

Annex A-56

“Closing Member Schedule” means Section 10.01-F of the Company Disclosure Letter, as such schedule may be amended by the Company, in its sole discretion, at any time and from time to time prior to the second Business Day prior to the Closing.

“Closing Option Value” means an amount equal to the product of (i) (a) the aggregate maximum number of Company Common Units issuable upon full exercise of all Company Options (in each case, whether or not then vested and/or exercisable) that are outstanding as of immediately prior to the Closing minus (b) a number of Company Common Units equal to the quotient of (1) the aggregate exercise price of such Company Options divided by (2) the Company Per Unit Price, multiplied by (ii) the Company Per Unit Price.

“Closing Press Release” has the meaning specified in Section 6.15.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended.

“Common Share Price” means the share price equal to the closing sale price of one share of Domesticated Purchaser Class A Common Stock as reported on Nasdaq (or the exchange on which the shares of Domesticated Purchaser Class A Common Stock are then listed) for a period of at least twenty (20) days out of thirty (30) consecutive Trading Days ending on the Trading Day immediately prior to the date of determination (as adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into the Domesticated Purchaser Class A Common Stock), extraordinary cash dividend (which adjustment shall be subject to the reasonable mutual agreement of the Purchaser and the Company), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to the Domesticated Purchaser Class A Common Stock).

“Company” has the meaning specified in the Preamble.

“Company Closing Certificate” has the meaning specified in Section 2.02(b).

“Company Common Units” means the units of the Company designated as “Common Units” under the Company Second A&R Operating Agreement after the consummation of the Recapitalization.

“Company Confidential Information” means all confidential or proprietary documents and information concerning the Target Companies or any of their respective Representatives, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Company Confidential Information shall not include any information which, (i) at the time of disclosure by the Purchaser or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Company or its Representatives to the Purchaser or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Company Confidential Information.

“Company Directors” has the meaning specified in Section 6.18.

“Company Disclosure Letter” has the meaning specified in the Preamble to Article IV.

“Company Financials” has the meaning specified in Section 4.06(a).

“Company Fully Diluted Capital” means the sum of, without duplication, (i) the aggregate number of Company Common Units that are issued and outstanding immediately prior to the Closing plus (ii) the aggregate maximum number of Company Common Units issuable upon full exercise of all Company Options (in each case, whether or not then vested and/or exercisable) that are outstanding as of immediately prior to the Closing minus (iii) a number of Company Common Units equal to the quotient of (a) the aggregate exercise price of such Company Options divided by (b) the Company Per Unit Price.

“Company IP” means any and all Intellectual Property currently owned, licensed, used or held for use by the Target Companies.

“Company IP Licenses” means Intellectual Property licenses, sublicenses and other agreements or permissions.

“Company Material Adverse Effect” means any event, state of facts, condition, change, development, circumstance, occurrence or effect (collectively, “Events”), that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial

Annex A-57

condition of the Target Companies, taken as a whole, or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Target Companies to consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking of any action required by this Agreement, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic (including COVID-19, or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement) or change in climate, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (f) any failure of the Target Companies to meet any projections or forecasts (provided that clause (f) shall not prevent a determination that any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect), (g) any Events generally applicable to the industries or markets in which the Company and its Subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third party suppliers), (h) the announcement of this Agreement and consummation of the transactions contemplated hereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Target Companies, (i) any matter set forth on the Company Disclosure Letter, or (j) any action taken by, or at the request of, the Purchaser; provided, further, that any Event referred to in clauses (a), (b), (d), (e) or (g) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Target Companies, taken as a whole, relative to similarly situated companies in the industry in which the Target Companies conduct their respective operations, but only to the extent of the incremental disproportionate effect on the Target Companies, taken as a whole, relative to similarly situated companies in the industry in which the Target Companies conduct their respective operations.

“Company Material Contract” has the meaning specified in Section 4.13(a).

“Company Operating Agreement” means that certain Amended and Restated Limited Liability Company Agreement of the Company, by and among the Founders and the Company.

“Company Options” means (A) prior to the Recapitalization, each option to purchase Class B membership interests of the Company and (B) as of and following the Recapitalization, each option to purchase Company Common Units, in each case, granted pursuant to the Company’s 2021 Unit Option Plan.

“Company Parties” has the meaning specified in Section 9.14(b)(i).

“Company Per Unit Price” means an amount equal to the quotient of (i) the Base Purchase Price divided by (ii) the Company Fully Diluted Capital.

“Company Permits” has the meaning specified in Section 4.11.

“Company Preferred Investor Warrants” means, following the Closing, the warrants of the Company that may be exchanged for Company Common Units in accordance with the Company Second A&R Operating Agreement.

“Company Real Property Leases” has the meaning specified in Section 4.16(b).

“Company Registered IP” has the meaning specified in Section 4.14(a).

“Company Second A&R Operating Agreement” has the meaning specified in the Recitals hereto.

“Company Software” means any and all Software which any of the Target Companies owns or purports to own, in whole or in part.

“Company Transaction Costs” means all fees, costs and expenses of the Target Companies, in each case, incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Ancillary Documents and the consummation of the Transactions, including: (a) all change of control bonus payments, retention or similar payments payable solely as a result of the consummation of the Transactions pursuant to arrangements (whether written or oral) entered into prior to the Closing Date whether payable before (to the extent

Annex A-58

unpaid), on or following the Closing Date (excluding any “double-trigger” payments), and the employer portion of payroll Taxes payable as a result of the foregoing amounts; (b) all severance payments, retirement payments or similar payments or success fees payable pursuant to arrangements (whether written or oral) entered into prior to the Closing Date and which are payable in connection with the consummation of the Transactions, whether payable before (to the extent unpaid), on or following the Closing Date (excluding any “double-trigger payments”), and the employer portion of payroll Taxes payable as a result of the foregoing amounts; (c) all professional or transaction, deal, brokerage, legal, accounting, financial advisory or any similar fees payable in connection with the consummation of the Transactions; and (d) all costs, fees and expenses related to the D&O Tail; but excluding (i) any and all costs, fees and expenses incurred in connection with the preparation and filing of the Registration Statement (and any registration statement filed with the SEC in connection therewith) and the review and/or approval thereof by the SEC, (ii) any and all costs, fees and expenses incurred in connection with the listing on Nasdaq of the shares of Domesticated Purchaser Common Stock issued in connection with the Transactions, (iii) Transfer Taxes, and (iv) any other amounts payable by the Purchaser hereunder; provided, that, without the written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), such amount shall not exceed the amount set forth in Section 10.01-A of the Company Disclosure Letter.

“Company Units” means (A) prior to the Recapitalization, the Class A membership units of the Company and the Class B membership units of the Company and (B) as of and following the Recapitalization, the Company Common Units, the Unvested Earn Out Units, the Company Warrants, the Series A Preferred Units and the Company Preferred Investor Warrants.

“Company Warrants” means, following the Closing, warrants of the Company that may be exchanged for Company Common Units in accordance with the Company Second A&R Operating Agreement.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Consideration Units” means the shares of Domesticated Purchaser Class A Common Stock, Domesticated Purchaser Class B Common Stock, Domesticated Purchaser Class C Common Stock and the Company Units.

“Continental” means the Continental Stock Transfer & Trust Company.

“Contracts” means all legally binding contracts, contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Contribution” has the meaning specified in the Recitals.

“Conversion” has the meaning specified in the Recitals hereto.

“Convertible Promissory Note” means that certain convertible promissory note, dated as of August 4, 2022, issued by the Purchaser to the Sponsor, pursuant to which the Purchaser may borrow up to $1,000,000 from the Sponsor, related to ongoing expenses reasonably related to the business of the Purchaser and the consummation of a business combination; provided that, based on the working capital requirements of the Purchaser, the maximum amount borrowable under the Convertible Promissory Note may be increased to $1,500,000 with the consent of the Sponsor.

“Copyleft Action” has the meaning specified in Section 4.14(f).

“Copyrights” has the meaning set for in the definition of “Intellectual Property”.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or other Law, directive, guidelines or recommendations promulgated by any industry group or any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act, Families First Act, the Payroll Tax Executive Order and IRS Notices 2020-22, 2020-65 and 2021-11.

Annex A-59

“D&O Indemnified Party” has the meaning specified in Section 6.19(a).

“D&O Tail” has the meaning specified in Section 6.19(b).

“DGCL” has the meaning specified in the Recitals.

“Disclosure Letters” has the meaning specified in the Preamble to Article V

“Domesticated Purchaser Class A Common Stock” means, following the Domestication, Class A Common Stock of the Purchaser, par value $0.0001 per share, which will have a voting right of one (1) votes per share.

“Domesticated Purchaser Class B Common Stock” means, following the Domestication, Class B Common Stock of the Purchaser, par value $0.0001 per share, which will have a voting right of one (1) votes per share. For the avoidance of doubt, the Domesticated Purchaser Class B Common Stock will be non-economic.

“Domesticated Purchaser Class C Common Stock” means, following the Domestication, Class C Common Stock of the Purchaser, par value $0.0001 per share, which will have a voting right of three (3) votes per share.

“Domesticated Purchaser Common Stock” means the Domesticated Purchaser Class A Common Stock, Domesticated Purchaser Class B Common Stock and the Domesticated Purchaser Class C Common Stock.

“Domesticated Purchaser Warrant” has the meaning specified in the Recitals.

“Domestication” has the meaning specified in the Recitals.

“Draft Company Financials” has the meaning specified in Section 4.06(a).

“Earn Out Period” means (i) with respect to Triggering Event I, the time period beginning on the date hereof and ending on 11:59 pm ET on December 31, 2023, and (ii) with respect to Triggering Event II-A, Triggering Event II-B and Triggering Event III, the time period beginning on the date that is one hundred fifty (150) days following the Closing Date and ending on the date that is the five (5) year anniversary of the Closing Date (inclusive of the first and last day of such period).

“Earn Out Pro Rata Share” means, with respect to each Class A Member, a percentage equal to the quotient of (i) the number of Class A membership units owned of record by such Class A Member as of immediately prior to the Recapitalization divided by (ii) the aggregate number of Class A membership units owned of record by all Class A Members as of immediately prior to the Recapitalization.

“Earn Out Units” has the meaning specified in Section 3.01(a)(iii).

“Employment Agreements” means the employment agreements to be entered into prior to the Closing and effective on the Closing, in a form to be mutually agreed upon between Purchaser and the Company, that shall provide terms and conditions that are market-standard for comparable publicly-traded companies, with certain key employees of the Company to be mutually agreed upon between the Purchaser and the Company.

“Enforceability Exceptions” has the meaning as specified in Section 5.02.

“Environmental Law” means any Law in any way relating to (a) the protection of human health and safety, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 USC. Section 9601 et. seq., the Resource Conservation and Recovery Act, 42 USC. Section 6901 et. seq., the Toxic Substances Control Act, 15 USC. Section 2601 et. seq., the Federal Water Pollution Control Act, 33 USC. Section 1151 et seq., the Clean Air Act, 42 USC. Section 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 USC. Section 111 et. seq., Occupational Safety and Health Act, 29 USC. Section 651 et. seq. (to the extent it relates to exposure to Hazardous Materials), the Asbestos Hazard Emergency Response Act, 15 USC. Section 2601 et. seq., the Safe Drinking Water Act, 42 USC. Section 300f et. seq., the Oil Pollution Act of 1990 and analogous state acts.

Annex A-60

“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, responsibilities, Remedial Legal Proceedings, losses, damages, costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of Environmental Law, or a Release or threatened Release of Hazardous Materials.

“Environmental Permits” has the meaning specified in Section 4.20(a).

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each “person” (as defined in Section 3(9) of ERISA) which together with a Target Company would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Extension” has the meaning specified in Section 6.03(a).

“Federal Securities Law” has the meaning specified in Section 6.07.

“Founders” means those persons set forth on Section 10.01-B of the Company Disclosure Letter.

“Fraud Claim” means any claim based upon intentional fraud as defined under the common law of the State of Delaware.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability or responsibility, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“IM Group” has the meaning specified in Section 9.14(a)(ii).

“Income Taxes” means income, capital gains, franchise, and similar Taxes.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP (other than real estate leases and any other leases that would be required to be capitalized only upon adoption of ASC 842), (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (f) all obligations of such Person in respect of acceptances issued or created, (g) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (h) all obligations secured by an Lien on any property of such Person, (i) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (j) all obligation described in clauses (a) through (i) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

Annex A-61

“Intellectual Property” means any and all intellectual or proprietary property and all rights, title, and interest therein or thereto arising anywhere in the world, including: (i) all United States and foreign patents and patent applications, patent disclosures and inventions, (whether patentable or unpatentable and whether or not reduced to practice), including any continuations, divisions, continuations in part, renewals, divisionals, extensions, reissues or foreign counterparts of any of the foregoing (“Patents”); (ii) all United States, international and foreign trade names, trade dress, trademarks, service marks, logos or internet domain name registrations, social media usernames, handles, and similar identifiers, including all goodwill associated therewith, together with all registrations and applications relating thereto (“Trademarks”); (iii) all United States, international, and foreign copyrights (whether registered or unregistered), original works of authorship (including Software and all rights therein), copyrightable works, together with all registrations and applications relating thereto (“Copyright”); (iv) all proprietary databases and data; (v) all industrial designs and any registrations and applications therefor throughout the world; (vi) Trade Secrets, (vii) Software and data, databases, compilations, and any other electronic data files, including any and all collections of data, whether machine readable or otherwise; (viii) rights to sue or recover and retain damages and costs and attorneys’ fees for the past, present or future infringement, dilution, misappropriation, or other violation of any of the foregoing anywhere in the world; (ix) any and all other intellectual or industrial property rights protectable by applicable law in any jurisdiction; and (x) all issuances, renewals, registrations and applications of or for any of the foregoing.

“Intended Tax Treatment(s)” has the meaning specified in the Recitals hereto.

“Interim Period” has the meaning specified in Section 6.01(a).

“Intuitive Machines Lock-Up Agreement” has the meaning specified in the Recitals hereto.

“IPAX Group” has the meaning specified in Section 9.14(a)(i).

“IPO” means the initial public offering of Cayman Purchaser Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of the Purchaser, dated as of September 21, 2021 (File No. 333-253963).

“IRS” means the U.S. Internal Revenue Service (or any successor Governmental Authority).

“IT Assets” technology, devices, computers, hardware, Software (including firmware and middleware), systems, sites, servers, networks, workstations, routers, hubs, circuits, switches, interfaces, websites, platforms, data communications lines, and all other information or operational technology, telecommunications, or data processing assets, facilities, systems services, or equipment, and all data stored therein or processed thereby, and all associated documentation.

“JOBS Act” has the meaning specified in Section 5.06(e).

“Knowledge” means, with respect to (i) the Company, the actual knowledge of the individuals set forth on Section 10.01-C of the Company Disclosure Letter and (ii) the Purchaser, the actual knowledge of the individuals set forth on Section 10.01-D of the Purchaser Disclosure Letter.

“Latham” has the meaning specified in Section 9.14(a)(ii).

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Legal Proceeding” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, Legal Proceedings or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards).

Annex A-62

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Lock-Up Agreements” has the meaning specified in the Recitals hereto.

“Material Current Government Contract” has the meaning specified in Section 4.10.

“Member Voting and Support Agreement” means that certain Member Voting and Support Agreement, dated as of September 16, 2022 (as it may be amended or supplemented from time to time), by and between the Purchaser, the Company and the Founders.

“Modification in Recommendation” has the meaning specified in Section 6.13(b)(i).

“NASA” means National Aeronautics and Space Administration.

“Nasdaq” has the meaning specified in Section 5.06(a).

“OFAC” has the meaning specified in Section 5.16(c).

“Off-the-Shelf Software” means “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available to the public on standard terms and conditions, generally with license, maintenance, support and other fees of less than $100,000 per year.

“Offer Documents” has the meaning specified in Section 6.13(a)(i).

“OMES III Contract” means the Omnibus Multidiscipline Engineering Services III indefinite delivery/indefinite quantity contract to be awarded by the National Aeronautics and Space Administration.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Outbound IP License” has the meaning specified in Section 4.14(c).

“Outside Date” has the meaning specified in Section 8.01(d).

“Owned Intellectual Property” means any and all Intellectual Property which any of the Target Companies owns (or purports to own), in whole or in part, and includes the Company Software, all Company Registered IP and all other Intellectual Property required to be set forth in Section 4.14(a)(i) of the Company Disclosure Letter.

“Party(ies)” has the meaning specified in the Preamble.

“Patents” means any patents, patent applications and the inventions, designs and improvements described and claimed therein, patentable inventions, and other patent rights (including any divisionals, provisionals, continuations, continuations-in-part, substitutions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn, or refiled).

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

Annex A-63

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not yet due and payable or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established with respect thereto in accordance with GAAP, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred or deposits made in the ordinary course of business in connection with social security, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, (e) Liens arising under this Agreement or any Ancillary Document or (f) non-exclusive licenses of Owned Intellectual Property granted in the ordinary course of business.

“Person” means an individual, corporation, company, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“PIPE Investment” has the meaning specified in the Recitals.

“Post-Closing Purchaser Board” has the meaning specified in Section 6.18.

“Preferred Investor Warrants” means the Domesticated Purchaser Class A Common Stock Warrants to be delivered to the Series A Investors at the closing of the transactions contemplated by the Series A SPA.

“Premium Cap” has the meaning specified in Section 6.19(b).

“Privileged Materials” has the meaning specified in Section 9.14(b)(ii).

“Proxy Statement” has the meaning specified in Section 6.13(a)(i).

“Proxy Statement/Registration Statement” has the meaning specified in Section 6.13(a)(i).

“Public Certifications” has the meaning specified in Section 5.06(a).

“Purchaser” has the meaning specified in the Preamble.

“Purchaser Bylaws upon Domestication” has the meaning specified in the Recitals.

“Purchaser Charter upon Domestication” has the meaning specified in the Recitals.

“Purchaser Class A Ordinary Shares” means prior to the Domestication, Class A ordinary shares of the Purchaser, par value $0.0001 per share.

“Purchaser Class B Ordinary Shares” means prior to the Domestication, Class B ordinary shares of the Purchaser, par value $0.0001 per share.

“Purchaser Common Warrants” means Purchaser Private Placement Warrant and Purchaser Public Warrant.

“Purchaser Confidential Information” means all confidential or proprietary documents and information concerning the Purchaser or any of its Representatives; provided, however, that Purchaser Confidential Information shall not include any information which, (i) at the time of disclosure by the Company or any of its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Purchaser or its Representatives to the Company or any of its Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Purchaser Confidential Information. For the avoidance of doubt, from and after the Closing, Purchaser Confidential Information will include the confidential or proprietary information of the Target Companies.

“Purchaser Director” has the meaning specified in Section 6.18

“Purchaser Disclosure Letter” has the meaning specified in the Preamble to Article V.

Annex A-64

“Purchaser Material Adverse Effect” means any change, event, or occurrence, that, individually or when aggregated with other changes, events, or occurrences has had a materially adverse effect on the business, assets, financial condition or results of operations of the Purchaser; provided, however, that no change or effect related to any of the following, alone or in combination, shall be taken into account in determining whether a Purchaser Material Adverse Effect has occurred: (i) changes or proposed changes in applicable Law, regulations or interpretations thereof or decisions by courts or any Governmental Authority after the date of this Agreement; (ii) changes or proposed changes in GAAP (or any interpretation thereof) after the date of this Agreement; or (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world.

“Purchaser Ordinary Shares” means the Purchaser Class A Ordinary Shares and the Purchaser Class B Ordinary Shares.

“Purchaser SEC Reports” has the meaning specified in Section 5.06.

“Purchaser Shareholder Approval” means the approval of (i) those Transaction Proposals identified in clauses (B) and (C) and of Section 6.13(b), in each case, by special resolution under Cayman Islands Law, being an affirmative vote of the holders of a majority of at least two-thirds of the outstanding Purchaser Ordinary Shares entitled to vote, who attend and vote thereupon (as determined in accordance with the Purchaser’s Organizational Documents) at the Purchaser Shareholders’ Meeting, (ii) those Transaction Proposals identified in clauses (A), (D), (E), (F), (G) and (H) of Section 6.13(b), in each case, by an ordinary resolution under Cayman Islands Law, being an affirmative vote of the holders of at least a majority of the outstanding Purchaser Ordinary Shares entitled to vote, who attend and vote thereupon (as determined in accordance with the Purchaser’s Organizational Documents), and (iii) with respect to any other proposal proposed to the Purchaser Shareholders, the requisite approval required under the Purchaser’s Organizational Documents, the Cayman Companies Act or any other applicable Law, in each case, at a Purchaser Shareholders’ Meeting.

“Purchaser Shareholders” has the meaning specified in Section 9.15.

“Purchaser Shareholders’ Meeting” has the meaning specified in Section 6.13(b)(i).

“Purchaser Transaction Costs” means: (a) all fees, costs and expenses of the Purchaser incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Ancillary Documents and the consummation of the Transactions, whether paid or unpaid prior to the Closing, including any and all professional or transaction related costs, fees and expenses of legal, accounting and financial advisors, consultants, auditors, accountants and brokers, including any deferred underwriting commissions being held in the Trust Account; and (b) any Indebtedness of the Purchaser owed to its Affiliates or shareholders; provided, that, without the written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), such amount shall not exceed the amount set forth in Section 10.01-E of the Purchaser Disclosure Letter.

“Recapitalization” has the meaning specified in the Recitals.

“Recapitalization Instrument” means an agreement, instrument, resolution, consent or other documentation, duly executed and delivered by the applicable Persons at or following the date of this Agreement, effecting the Recapitalization in accordance with the Company’s Organizational Documents, which agreement, instrument, resolution, consent or other documentation shall be in a form reasonably acceptable to the Purchaser.

“Redemption” has the meaning specified in Section 6.13(b)(i).

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Purchaser under the Securities Act with respect to the Registration Statement Securities.

“Registration Statement Securities” has the meaning specified in Section 6.13(a)(i).

“Related Person” means any officer, director, manager, employee, trustee or beneficiary of a Target Company or any of its Affiliates and any immediate family member of any of the foregoing.

Annex A-65

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Remedial Legal Proceeding” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“Requisite Member Approval” means the approval of this Agreement and the Transactions, including the Conversion and the Recapitalization, by the affirmative vote or written consent of the Founders, pursuant to the terms and in accordance with and satisfaction of the conditions of the Company’s Organizational Documents and applicable Law.

“Sanctioned Jurisdiction” has the meaning specified in Section 5.16(c).

“SDN List” has the meaning specified in Section 5.16(c).

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Subscription Amount” has the meaning specified in Section 1.01(f).

“Sellers” shall mean the Class A Sellers and the Class B Sellers, collectively.

“Series A Investment” has the meaning specified in the Recitals hereto.

“Series A Investors” has the meaning specified in the Recitals hereto.

“Series A Preferred Stock” means the shares of the Purchaser’s Series A Convertible Preferred Stock issued hereunder having the rights, preferences and privileges set forth in the Certificate of Designation, in the form of Exhibit A to the Series A SPA.

“Series A Preferred Units” means, following the Closing, units of the Company as described in the Company Second A&R Operating Agreement.

“Series A SPA” shall mean that certain securities purchase agreement, dated as of the date hereof, entered into by and among the Purchaser, the Company and the Series A Investors, pursuant to which the Series A Investors have agreed, among other things, to purchase from the Purchaser, and the Purchaser has agreed, among other things, to sell to the Series A Investors, Series A Preferred Stock and Preferred Investor Warrants, for an aggregate purchase price of $26,000,000.

“Signing Filing” has the meaning specified in Section 6.15(b)

“Signing Press Release” has the meaning specified in Section 6.15(b).

“Software” means any and all computer software, firmware and computer programs and applications, including all source code, object code, middleware, utilities, computer programs, application programming interfaces, algorithms, plugins, libraries, subroutines, tools, drivers, microcode, scripts, batch files, instruction sets and macros, models, and methodologies, in each case of the foregoing whether in source code, executable or object code form, documentation related thereto including user manuals, related to any of the foregoing and all software modules, tools and databases.

“Sponsor” means Inflection Point Holdings LLC, a Cayman Islands limited liability company.

“Sponsor Lock-Up Agreement” has the meaning specified in the Recitals hereto.

Annex A-66

“Sponsor Support Agreement” means that certain Sponsor Support Agreement, dated as of September 16, 2022 (as it may be amended or supplemented from time to time), by and between the Sponsor, the Company, the Purchaser and the other parties thereto.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Target Companies” means, collectively, the Company and its direct and indirect Subsidiaries.

“Tax Proceeding” has the meaning specified in Section 6.11(c).

“Tax Receivable Agreement” has the meaning specified in the Recitals.

“Tax Return” means any return, form, declaration, election, disclosure, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges in the nature of a tax, together with any interest and any penalties, additions to tax or additional amounts with respect thereto imposed by a Governmental Authority.

“TBOC” means the Texas Business Organizations Code, as amended.

“Top Customers” has the meaning specified in Section 4.23(a).

“Top Suppliers” has the meaning specified in Section 4.23(b).

“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to Copyright, Trademark, or trade secret protection).

“Trademarks” has the meaning set for in the definition of “Intellectual Property”.

“Trading Day” means any day on which shares of Domesticated Purchaser Class A Common Stock are actually traded on the principal securities exchange or securities market on which shares of Domesticated Purchaser Class A Common Stock are then traded.

“Transaction Proposals” has the meaning specified in Section 6.13(b)(i).

“Transactions” has the meaning specified in the Recitals.

“Transfer Taxes” has the meaning specified in Section 6.11(b).

Annex A-67

“Treasury Regulations” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provisions or provisions of succeeding, similar or substitute, temporary or final Treasury Regulations.

“Triggering Event I” shall occur if, within the Earn Out Period, the Company is awarded the OMES III Contract by NASA.

“Triggering Event I Earn Out Units” has the meaning specified in Section 3.01(a)(i).

“Triggering Event II-A” shall occur if, within the Earn Out Period, Triggering Event I has occurred and the Common Share Price of the Domesticated Purchaser Class A Common Stock is greater than or equal to $15.00 per share.

“Triggering Event II-A Earn Out Units” has the meaning specified in Section 3.01(a)(ii).

“Triggering Event II-B” shall occur if, within the Earn Out Period, Triggering Event I has not occurred and the Common Share Price of the Domesticated Purchaser Class A Common Stock is greater than or equal to $15.00 per share.

“Triggering Event II-B Earn Out Units” has the meaning specified in Section 3.01(a)(ii).

“Triggering Event III” shall occur if, within the Earn Out Period, the Common Share Price of the Domesticated Purchaser Class A Common Stock is greater than or equal to $17.50 per share.

“Triggering Event III Earn Out Units” has the meaning specified in Section 3.01(a)(iii).

“Triggering Events” means Triggering Event I, Triggering Event II-A, Triggering Event II-B and Triggering Event III.

“Trust Account” means that certain Investment Management Trust Agreement, dated September 21, 2021, by and between the Company and Continental, as trustee.

“Trust Agreement” has the meaning specified in Section 5.14.

“Trustee” has the meaning specified in Section 5.14.

“Unvested Earn Out Units” means the units of the Company designated as “Unvested Earn Out Units” under the Company Second A&R Operating Agreement after the consummation of the Recapitalization.

“Updated 1H Financial Statements” has the meaning specified in Section 6.04.

“W&C” means White & Case LLP.

“Warrant Agreement” means that certain Warrant Agreement, dated as of September 21, 2021, by and between the Purchaser and Continental, as warrant agent.

“Written Consent” has the meaning specified in Section 6.13(c)(i).

{REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS}

Annex A-68

IN WITNESS WHEREOF, each Party hereto has caused this Business Combination Agreement to be signed and delivered as of the date first written above.

The Purchaser:
INFLECTION POINT ACQUISITION CORP.
By:	/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	Co-Chief Executive Officer
The Company:
INTUITIVE MACHINES, LLC
By:	/s/ Stephen J. Altemus
Name:	Stephen J. Altemus
Title:	President & CEO

{Signature Page to Business Combination Agreement}

Annex A-69

EXHIBIT A

Form of Purchaser Charter upon Domestication

[See Annex C to this proxy statement/prospectus]

Annex A-70

EXHIBIT B

Form of Purchaser Bylaws upon Domestication

[See Annex D to this proxy statement/prospectus]

Annex A-71

EXHIBIT C

Form of Company Second A&R Operating Agreement

[See Annex G to this proxy statement/prospectus]

Annex A-72

EXHIBIT D

Form of Tax Receivable Agreement

[See Annex J to this proxy statement/prospectus]

Annex A-73

EXHIBIT E

Form of A&R Registration Rights Agreement

[See Annex E to this proxy statement/prospectus]

Annex A-74

EXHIBIT F-1

Form of Sponsor Lock-Up Agreement

[See Annex K to this proxy statement/prospectus]

Annex A-75

EXHIBIT F-2

Form of Intuitive Machines Lock-Up Agreement

[See Annex L to this proxy statement/prospectus]

Annex A-76

ANNEX B

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
INFLECTION POINT ACQUISITION CORP.
(ADOPTED BY SPECIAL RESOLUTION DATED 21 SEPTEMBER 2021 AND EFFECTIVE ON 21 SEPTEMBER 2021)

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION
OF
INFLECTION POINT ACQUISITION CORP.
(ADOPTED BY SPECIAL RESOLUTION DATED 21 SEPTEMBER 2021 AND EFFECTIVE ON 21 SEPTEMBER 2021)

1            The name of the Company is Inflection Point Acquisition Corp.

2            The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3            The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4            The liability of each Member is limited to the amount unpaid on such Member’s shares.

5            The share capital of the Company is US$55,500 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each.

6            The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7            Capitalised terms that are not defined in this Memorandum of Association bear the respective meanings given to them in the Articles of Association of the Company.

Annex B-i

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
AMENDED AND RESTATED
ARTICLES OF ASSOCIATION
OF
INFLECTION POINT ACQUISITION CORP.
(ADOPTED BY SPECIAL RESOLUTION DATED 21 SEPTEMBER 2021 AND EFFECTIVE ON 21 SEPTEMBER 2021)

1            Interpretation

1.1         In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Affiliate”

in respect of a person, means any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person, and (a) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, whether by blood, marriage or adoption or anyone residing in such person’s home, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing and (b) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity.

“Applicable Law”

means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person.

“Articles”	means these articles of association of the Company.
“Audit Committee”	means the audit committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).
“Business Combination”

means a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganisation or similar business combination involving the Company, with one or more businesses or entities (the “target business”).

“business day”	means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City.
“Cause”

means a conviction for a criminal offence involving dishonesty or engaging in conduct which brings a Director or the Company into disrepute or which results in a material financial detriment to the Company.

“Clearing House”

means a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

Annex B-1

“Class A Share”	means a class A ordinary share of a par value of US$0.0001 in the share capital of the Company.
“Class B Share”	means a class B ordinary share of a par value of US$0.0001 in the share capital of the Company.
“Company”	means the above named company.
“Company’s Website”	means the website of the Company and/or its web-address or domain name.
“Compensation Committee”	means the compensation committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Designated Stock Exchange”	means any securities exchange on which the securities of the Company are listed for trading, including the New York Stock Exchange and the Nasdaq Capital Market.
“Directors”	means the directors for the time being of the Company.
“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.
“Electronic Communication”

means a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including the website of the Securities and Exchange Commission) or other electronic delivery methods as otherwise decided and approved by the Directors.

“Electronic Record”	has the same meaning as in the Electronic Transactions Act.
“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands.
“Equity-linked Securities”

means any debt or equity securities that are convertible, exercisable or exchangeable for Class A Shares issued in a financing transaction in connection with a Business Combination, including but not limited to a private placement of equity or debt.

“Exchange Act”

means the United States Securities Exchange Act of 1934, as amended, or any similar U.S. federal statute and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect at the time.

“Founders”	means all Members immediately prior to the consummation of the IPO.
“Independent Director”	has the same meaning as in the rules and regulations of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, as the case may be.
“IPO”	means the Company’s initial public offering of securities.
“Member”	has the same meaning as in the Statute.
“Memorandum”	means the memorandum of association of the Company.
“Minimum Member”

means a Member meeting the minimum requirements set forth for eligible members to submit proposals under Rule 14a-8 of the Exchange Act or any applicable rules thereunder as may be amended or promulgated thereunder from time to time.

Annex B-2

“Nominating and Corporate Governance Committee”	means the nominating and corporate governance committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Officer”	means a person appointed to hold an office in the Company.
“Ordinary Resolution”

means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Over-Allotment Option”

means the option of the Underwriters to purchase up to an additional 15 per cent of the units (as described in the Articles) sold in the IPO at a price equal to US$10 per unit, less underwriting discounts and commissions.

“Preference Share”	means a preference share of a par value of US$0.0001 in the share capital of the Company.
“Public Share”	means a Class A Share issued as part of the units (as described in the Articles) issued in the IPO.
“Redemption Notice”	means a notice in a form approved by the Directors by which a holder of Public Shares is entitled to require the Company to redeem its Public Shares.
“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.
“Registered Office”	means the registered office for the time being of the Company.
“Representative”	means a representative of the Underwriters.
“Seal”	means the common seal of the Company and includes every duplicate seal.
“Securities and Exchange Commission”	means the United States Securities and Exchange Commission.
“Share”	means a Class A Share, a Class B Share or a Preference Share and includes a fraction of a share in the Company.
“Special Resolution”	subject to Article 31.4, has the same meaning as in the Statute, and includes a unanimous written resolution.
“Sponsor”	means Inflection Point Holdings LLC, a Cayman Islands limited liability company, and its successors or assigns.
“Statute”	means the Companies Act (As Revised) of the Cayman Islands.
“Tax Filing Authorised Person”	means such person as any Director shall designate from time to time, acting severally.
“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.

Annex B-3

“Trust Account”

means the trust account established by the Company upon the consummation of its IPO and into which a certain amount of the net proceeds of the IPO, together with a certain amount of the proceeds of a private placement of warrants simultaneously with the closing date of the IPO, will be deposited.

“Underwriter”	means an underwriter of the IPO from time to time and any successor underwriter.

1.2         In the Articles:

(a)         words importing the singular number include the plural number and vice versa;

(b)         words importing the masculine gender include the feminine gender;

(c)         words importing persons include corporations as well as any other legal or natural person;

(d)         “written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)         “shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)          references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)         any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)         the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)          headings are inserted for reference only and shall be ignored in construing the Articles;

(j)          any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)         any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;

(l)          sections 8 and 19(3) of the Electronic Transactions Act shall not apply;

(m)        the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(n)         the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

2            Commencement of Business

2.1         The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2         The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

Annex B-4

3            Issue of Shares

3.1         Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights, save that the Directors shall not allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) to the extent that it may affect the ability of the Company to carry out a Class B Share Conversion set out in the Articles.

3.2         The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

3.3         The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine.

3.4         The Company shall not issue Shares to bearer.

4            Register of Members

4.1         The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

4.2         The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

5            Closing Register of Members or Fixing Record Date

5.1         For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

5.2         In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

5.3         If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

Annex B-5

6            Certificates for Shares

6.1         A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

6.2         The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3         If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4         Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

6.5         Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

7            Transfer of Shares

7.1         Subject to the terms of the Articles, any Member may transfer all or any of his Shares by an instrument of transfer provided that such transfer complies with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. If the Shares in question were issued in conjunction with rights, options or warrants issued pursuant to the Articles on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such option or warrant.

7.2         The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

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8            Redemption, Repurchase and Surrender of Shares

8.1         Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares, except Public Shares, shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of such Shares. With respect to redeeming or repurchasing the Shares:

(a)         Members who hold Public Shares are entitled to request the redemption of such Shares in the circumstances described in the Business Combination Article hereof;

(b)         Class B Shares held by the Founders shall be surrendered by the Founders on a pro rata basis for no consideration to the extent that the Over-Allotment Option is not exercised in full so that the Founders will own 20 per cent of the Company’s issued Shares after the IPO (exclusive of any securities purchased in a private placement simultaneously with the IPO); and

(c)         Public Shares shall be repurchased by way of tender offer in the circumstances set out in the Business Combination Article hereof.

8.2         Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member. For the avoidance of doubt, redemptions, repurchases and surrenders of Shares in the circumstances described in the Article above shall not require further approval of the Members.

8.3         The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

8.4         The Directors may accept the surrender for no consideration of any fully paid Share.

9            Treasury Shares

9.1         The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

9.2         The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

10          Variation of Rights of Shares

10.1       Subject to Article 3.1, if at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class (other than with respect to a waiver of the provisions of the Class B Share Conversion Article hereof, which as stated therein shall only require the consent in writing of the holders of a majority of the issued Shares of that class), or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

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10.2       For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3       The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith or Shares issued with preferred or other rights.

11          Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

12          Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

13          Lien on Shares

13.1       The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

13.2       The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

13.3       To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

13.4       The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

14          Call on Shares

14.1       Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the

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Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

14.2       A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

14.3       The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

14.4       If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

14.5       An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6       The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

14.7       The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

14.8       No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

15          Forfeiture of Shares

15.1       If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

15.2       If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

15.3       A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

15.4       A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

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15.5       A certificate in writing under the hand of one Director or Officer that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

15.6       The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

16          Transmission of Shares

16.1       If a Member dies, the survivor or survivors (where he was a joint holder), or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.

16.2       Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

16.3       A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles), the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

17          Class B Share Conversion

17.1       The rights attaching to all Shares shall rank pari passu in all respects, and the Class A Shares and Class B Shares shall vote together as a single class on all matters (subject to the Variation of Rights of Shares Article and the Appointment hereof and Removal of Directors Article) with the exception that the holder of a Class B Share shall have the Conversion Rights referred to in this Article.

17.2       Class B Shares shall automatically convert into Class A Shares on a one-for-one basis (the “Initial Conversion Ratio”): concurrently with or immediately following the consummation of a Business Combination.

17.3       Notwithstanding the Initial Conversion Ratio, in the case that additional Class A Shares or any other Equity-linked Securities, are issued or deemed issued in excess of the amounts issued in the IPO (including pursuant to the Over-Allotment Option) and related to or in connection with the closing of a Business Combination, all Class B Shares in issue shall automatically convert into Class A Shares at the time of the closing of a Business Combination, the ratio for which the Class B Shares shall convert into Class A Shares will be adjusted so that the number of Class A Shares issuable upon conversion of all

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Class B Shares will equal, in the aggregate, 25 per cent of the sum of: (a) the total number of all Class A Shares in issue upon completion of the IPO (including any Class A Shares issued pursuant to the Over-Allotment Option and excluding any Class A Shares underlying the private placement warrants issued to the Sponsor); plus (b) all Class A Shares and Equity-linked Securities issued or deemed issued in connection with a Business Combination (including any Class A Shares issued pursuant to a forward purchase agreement), excluding any Shares or Equity-linked Securities issued, or to be issued, to any seller in a Business Combination, any private placement-equivalent warrants issued to the Sponsor or an affiliate of the Sponsor or to the Company’s officers and directors upon the conversion of working capital loans made to the Company and any warrants issued pursuant to a forward purchase agreement; minus (c) the number of Public Shares redeemed in connection with a Business Combination, provided that such conversion of Class B Shares into Class A Shares shall never be less than the Initial Conversion Ratio.

17.4       Notwithstanding anything to the contrary contained herein, the foregoing adjustment to the Initial Conversion Ratio may be waived as to any particular issuance or deemed issuance of additional Class A Shares or Equity-linked Securities by the written consent or agreement of holders of a majority of the Class B Shares then in issue consenting or agreeing separately as a separate class in the manner provided in the Variation of Rights of Shares Article hereof.

17.5       The foregoing conversion ratio shall also be adjusted to account for any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Shares in issue into a greater or lesser number of shares occurring after the original filing of the Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Shares in issue.

17.6       Each Class B Share shall convert into its pro rata number of Class A Shares pursuant to this Article. The pro rata share for each holder of Class B Shares will be determined as follows: each Class B Share shall convert into such number of Class A Shares as is equal to the product of 1 multiplied by a fraction, the numerator of which shall be the total number of Class A Shares into which all of the Class B Shares in issue shall be converted pursuant to this Article and the denominator of which shall be the total number of Class B Shares in issue at the time of conversion.

17.7       References in this Article to “converted”, “conversion” or “exchange” shall mean the compulsory redemption without notice of Class B Shares of any Member and, on behalf of such Members, automatic application of such redemption proceeds in paying for such new Class A Shares into which the Class B Shares have been converted or exchanged at a price per Class B Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Shares to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.

18          Amendments of Memorandum and Articles of Association and Alteration of Capital

18.1       The Company may by Ordinary Resolution:

(a)         increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b)         consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)         convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

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(d)         by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)         cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

18.2       All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

18.3       Subject to the provisions of the Statute, the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution and Article 31.4, the Company may by Special Resolution:

(a)         change its name;

(b)         alter or add to the Articles (subject to Article 31.4);

(c)         alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)         reduce its share capital or any capital redemption reserve fund.

19          Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

20          General Meetings

20.1       All general meetings other than annual general meetings shall be called extraordinary general meetings.

20.2       The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in December of each year (beginning in 2021) at ten o’clock in the morning. At these meetings the report of the Directors (if any) shall be presented.

20.3       The Directors, the chief executive officer or the chairman of the board of Directors may call general meetings.

21          Notice of General Meetings

21.1       At least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)         in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

(b)         in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety-five per cent in par value of the Shares giving that right.

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21.2       The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

22          Advance Notice for Business

22.1       At each annual general meeting, the Members shall appoint the Directors then subject to appointment in accordance with the procedures set forth in the Articles and subject to Applicable Law and the rules of the Designated Stock Exchange or quotation system on which Shares may be then listed or quoted. At any such annual general meeting any other business properly brought before the annual general meeting may be transacted.

22.2       To be properly brought before an annual general meeting, business (other than nominations of Directors, which must be made in compliance with, and shall be exclusively governed by, Article 29) must be:

(a)         specified in the notice of the annual general meeting (or any supplement thereto) given to Members by or at the direction of the Directors in accordance with the Articles;

(b)         otherwise properly brought before the annual general meeting by or at the direction of the Directors; or

(c)         otherwise properly brought before the annual general meeting by a Member who:

(i)          is a Minimum Member at the time of giving of the notice provided for in this Article and at the time of the annual general meeting;

(ii)         is entitled to vote at such annual general meeting; and

(iii)        complies with the notice procedures set forth in this Article.

22.3       For any such business to be properly brought before any annual general meeting pursuant to Article 22.2(c), the Member must have given timely notice thereof in writing, either by personal delivery or express or registered mail (postage prepaid), to the Company not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the one-year anniversary of the date of the annual general meeting for the immediately preceding year. However, in the event that the date of the annual general meeting is more than 30 days before or after such anniversary date, in order to be timely, a Member’s notice must be received by the Company not later than the later of: (x) the close of business 90 days prior to the date of such annual general meeting; and (y) if the first public announcement of the date of such advanced or delayed annual general meeting is less than 100 days prior to such date, 10 days following the date of the first public announcement of the annual general meeting date. In no event shall the public announcement of an adjournment or postponement of an annual general meeting, or such adjournment or postponement, commence a new time period or otherwise extend any time period for the giving of a Member’s notice as described herein.

22.4       Any such notice of other business shall set forth as to each matter the Member proposes to bring before the annual general meeting:

(a)         a brief description of the business desired to be brought before the annual general meeting, the reasons for conducting such business at the annual general meeting and the text of any proposal regarding such business (including the text of any resolutions proposed for consideration and, if such business includes a proposal to amend the Articles, the text of the proposed amendment), which shall not exceed 1,000 words;

(b)          as to the Member giving notice and any beneficial owner on whose behalf the proposal is made:

(i)          the name and address of such Member (as it appears in the Register of Members) and such beneficial owner on whose behalf the proposal is made;

(ii)         the class and number of Shares which are, directly or indirectly, owned beneficially or of record by any such Member and by such beneficial owner, respectively, or their respective Affiliates (naming such Affiliates), as at the date of such notice;

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(iii)        a description of any agreement, arrangement or understanding (including, without limitation, any swap or other derivative or short positions, profit interests, options, hedging transactions, and securities lending or borrowing arrangement) to which such Member or any such beneficial owner or their respective Affiliates is, directly or indirectly, a party as at the date of such notice: (x) with respect to any Shares; or (y) the effect or intent of which is to mitigate loss to, manage the potential risk or benefit of share price changes (increases or decreases) for, or increase or decrease the voting power of such Member or beneficial owner or any of their Affiliates with respect to Shares or which may have payments based in whole or in part, directly or indirectly, on the value (or change in value) of any Shares (any agreement, arrangement or understanding of a type described in this Article 22.4(b)(iii), a “Covered Arrangement”); and

(iv)        a representation that the Member is a holder of record of Shares entitled to vote at such annual general meeting and intends to appear in person or by proxy at the annual general meeting to propose such business;

(c)         a description of any direct or indirect material interest by security holdings or otherwise of the Member and of any beneficial owner on whose behalf the proposal is made, or their respective Affiliates, in such business (whether by holdings of securities, or by virtue of being a creditor or contractual counterparty of the Company or of a third party, or otherwise) and all agreements, arrangements and understandings between such Member or any such beneficial owner or their respective Affiliates and any other person or persons (naming such person or persons) in connection with the proposal of such business by such Member;

(d)         a representation whether the Member or the beneficial owner intends or is part of a Group which intends:

(i)          to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Ordinary Shares (or other Shares) required to approve or adopt the proposal; and/or

(ii)         otherwise to solicit proxies from Members in support of such proposal;

(e)         an undertaking by the Member and any beneficial owner on whose behalf the proposal is made to:

(i)          notify the Company in writing of the information set forth in Articles 22.4(b)(ii), (b)(iii) and (c) above as at the record date for the annual general meeting promptly (and, in any event, within five (5) business days) following the later of the record date or the date notice of the record date is first disclosed by public announcement; and

(ii)         update such information thereafter within two (2) business days of any change in such information and, in any event, as at close of business on the day preceding the meeting date; and

(f)          any other information relating to such Member, any such beneficial owner and their respective Affiliates that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, such proposal pursuant to section 14 of the Exchange Act, to the same extent as if the Shares were registered under the Exchange Act.

22.5       Notwithstanding anything to the contrary, the notice requirements set forth herein with respect to the proposal of any business pursuant to this Article, other than nominations for Directors which must be made in compliance with, and shall be exclusively governed by Article 29, shall be deemed satisfied by a Member if such Member has submitted a proposal to the Company in compliance with Rule 14a-8 of the Exchange Act and such Member’s proposal has been included in a proxy statement that has been prepared by the Company to solicit proxies for the annual general meeting; provided, that such Member

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shall have provided the information required by Article 22.4; provided, further, that the information required by Article 22.4(b) may be satisfied by providing the information to the Company required pursuant to Rule 14a-8(b) of the Exchange Act.

22.6       Notwithstanding anything in the Articles to the contrary:

(a)         no other business brought by a Member (other than the nominations of Directors, which must be made in compliance with, and shall be exclusively governed by Article 29) shall be conducted at any annual general meeting except in accordance with the procedures set forth in this Article; and

(b)         unless otherwise required by Applicable Law and the rules of any applicable stock exchange or quotation system on which Shares may be then listed or quoted, if a Member intending to bring business before an annual general meeting in accordance with this Article does not: (x) timely provide the notifications contemplated by Article 22.4(e) above; or (y) timely appear in person or by proxy at the annual general meeting to present the proposed business, such business shall not be transacted, notwithstanding that proxies in respect of such business may have been received by the Company or any other person or entity.

22.7       Except as otherwise provided by Applicable Law or the Articles, the chairman or co-chairman of any annual general meeting shall have the power and duty to determine whether any business proposed to be brought before an annual general meeting was proposed in accordance with the foregoing procedures (including whether the Member solicited or did not so solicit, as the case may be, proxies in support of such Member’s proposal in compliance with such Member’s representation as required by Article 22.4(d)) and if any business is not proposed in compliance with this Article, to declare that such defective proposal shall be disregarded. The requirements of this Article shall apply to any business to be brought before an annual general meeting by a Member other than nominations of Directors (which must be made in compliance with, and shall be exclusively governed by Article 29) and other than matters properly brought under Rule 14a-8 of the Exchange Act. For purposes of the Articles, “public announcement” shall mean:

(a)         prior to the IPO, notice of the annual general meeting given to Members by or at the direction of the Directors in accordance with the procedures set forth in the Articles; and

(b)         on and after the IPO, disclosure in a press release of the Company reported by the Dow Jones News Service, Associated Press or comparable news service or in a document publicly filed or furnished by the Company with or to the United States Securities Exchange Commission pursuant to section 13, 14 or 15(b) of the Exchange Act.

22.8       Nothing in this Article shall be deemed to affect any rights of:

(a)         Members to request inclusion of proposals in the Company’s proxy statement pursuant to applicable rules and regulations under the Exchange Act; or

(b)         the holders of any class of Preferred Shares, or any other class of Shares authorised to be issued by the Company, to make proposals pursuant to any applicable provisions thereof.

22.9       Notwithstanding the foregoing provisions of this Article, a Member shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Article, if applicable.

23          Proceedings at General Meetings

23.1       No business shall be transacted at any general meeting unless a quorum is present. The holders of a majority of the Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.

23.2        A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

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23.3       A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

23.4       If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

23.5       The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

23.6       If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

23.7       The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

23.8       When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

23.9       If, prior to a Business Combination, a notice is issued in respect of a general meeting and the Directors, in their absolute discretion, consider that it is impractical or undesirable for any reason to hold that general meeting at the place, the day and the hour specified in the notice calling such general meeting, the Directors may postpone the general meeting to another place, day and/or hour provided that notice of the place, the day and the hour of the rearranged general meeting is promptly given to all Members. No business shall be transacted at any postponed meeting other than the business specified in the notice of the original meeting.

23.10     When a general meeting is postponed for thirty days or more, notice of the postponed meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of a postponed meeting. All proxy forms submitted for the original general meeting shall remain valid for the postponed meeting. The Directors may postpone a general meeting which has already been postponed.

23.11     A resolution put to the vote of the meeting shall be decided on a poll.

23.12     A poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

23.13     A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

23.14     In the case of an equality of votes the chairman shall be entitled to a second or casting vote.

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24          Votes of Members

24.1       Subject to any rights or restrictions attached to any Shares, including as set out at Article 29.1, every Member present in any such manner shall have one vote for every Share of which he is the holder.

24.2       In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

24.3       A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by his committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

24.4       No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

24.5       No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

24.6       Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

24.7       A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

25          Proxies

25.1       The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

25.2       The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

25.3       The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

Annex B-17

25.4       The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

25.5       Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

26          Corporate Members

26.1       Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

26.2       If a Clearing House (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) as if such person was the registered holder of such Shares held by the Clearing House (or its nominee(s)).

27          Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

28          Directors

There shall be a board of Directors consisting of not less than one person provided however that, subject to Article 31.1, the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors.

29          Nomination of Directors

29.1       Subject to Article 31.1, nominations of persons for election as Directors may be made at an annual general meeting only by:

(a)         the Directors; or

(b)         by any Member who:

(i)          is a Minimum Member at the time of giving of the notice provided for in this Article and at the time of the annual general meeting;

(ii)         is entitled to vote for the appointments at such annual general meeting; and

(iii)        complies with the notice procedures set forth in this Article (notwithstanding anything to the contrary set forth in the Articles, this Article 29.1(b) shall be the exclusive means for a Member to make nominations of persons for election of Directors at an annual general meeting).

Annex B-18

29.2       Any Member entitled to vote for the elections may nominate a person or persons for election as Directors only if written notice of such Member’s intent to make such nomination is given in accordance with the procedures set forth in this Article, either by personal delivery or express or registered mail (postage prepaid), to the Company not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the one-year anniversary of the date of the annual general meeting for the immediately preceding year. However, in the event that the date of the annual general meeting is more than 30 days before or after such anniversary date, in order to be timely, a Member’s notice must be received by the Company not later than the later of: (x) the close of business 90 days prior to the date of such annual general meeting; and (y) if the first public announcement of the date of such advanced or delayed annual general meeting is less than 100 days prior to such date, 10 days following the date of the first public announcement of the annual general meeting date. In no event shall the public announcement of an adjournment or postponement of an annual general meeting, or such adjournment or postponement, commence a new time period or otherwise extend any time period for the giving of a Member’s notice as described herein. Members may nominate a person or persons (as the case may be) for election to the Directors only as provided in this Article and only for such class(es) as are specified in the notice of annual general meeting as being up for election at such annual general meeting.

29.3       Each such notice of a Member’s intent to make a nomination of a Director shall set forth:

(a)         as to the Member giving notice and any beneficial owner on whose behalf the nomination is made:

(i)          the name and address of such Member (as it appears in the Register of Members) and any such beneficial owner on whose behalf the nomination is made;

(ii)         the class and number of Shares which are, directly or indirectly, owned beneficially and of record by such Member and any such beneficial owner, respectively, or their respective Affiliates (naming such Affiliates), as at the date of such notice;

(iii)        a description of any Covered Arrangement to which such Member or beneficial owner, or their respective Affiliates, directly or indirectly, is a party as at the date of such notice;

(iv)        any other information relating to such Member and any such beneficial owner that would be required to be disclosed in a proxy statement in connection with a solicitation of proxies for the election of Directors in a contested election pursuant to section 14 of the Exchange Act; and

(v)         a representation that the Member is a holder of record of Shares entitled to vote at such annual general meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in such Member’s notice;

(b)         a description of all arrangements or understandings between the Member or any beneficial owner, or their respective Affiliates, and each nominee or any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the Member;

(c)         a representation whether the Member or the beneficial owner is or intends to be part of a Group which intends:

(i)          to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Ordinary Shares (or other Shares) required to elect the Director or Directors nominated; and/or

(ii)         otherwise to solicit proxies from Members in support of such nomination or nominations;

Annex B-19

(d)         as to each person whom the Member proposes to nominate for election or re-election as a Director:

(i)          all information relating to such person as would have been required to be included in a proxy statement filed in connection with a solicitation of proxies for the election of Directors in a contested election pursuant to section 14 of the Exchange Act;

(ii)         a description of any Covered Arrangement to which such nominee or any of his Affiliates is a party as at the date of such notice

(iii)        the written consent of each nominee to being named in the proxy statement as a nominee and to serving as a Director if so elected; and

(iv)        whether, if elected, the nominee intends to tender any advance resignation notice(s) requested by the Directors in connection with subsequent elections, such advance resignation to be contingent upon the nominee’s failure to receive a majority vote and acceptance of such resignation by the Directors; and

(e)         an undertaking by the Member of record and each beneficial owner, if any, to (i) notify the Company in writing of the information set forth in Articles 29.3(a)(ii), (a)(iii), (b) and (d) above as at the record date for the annual general meeting promptly (and, in any event, within five (5) business days) following the later of the record date or the date notice of the record date is first disclosed by public announcement and (ii) update such information thereafter within two (2) business days of any change in such information and, in any event, as at close of business on the day preceding the meeting date.

29.4       No person shall be eligible for election as a Director unless nominated in accordance with the procedures set forth in the Articles. Except as otherwise provided by Applicable Law or the Articles, the chairman or co-chairman of any annual general meeting to elect Directors or the Directors may, if the facts warrant, determine that a nomination was not made in compliance with the foregoing procedure or if the Member solicits proxies in support of such Member’s nominee(s) without such Member having made the representation required by Article 29.3(c); and if the chairman, co-chairman or the Directors should so determine, it shall be so declared to the annual general meeting, and the defective nomination shall be disregarded. Notwithstanding anything in the Articles to the contrary, unless otherwise required by Applicable Law or the rules of the Designated Stock Exchange or quotation system on which Shares may be then listed or quoted, if a Member intending to make a nomination at an annual general meeting in accordance with this Article does not:

(a)         timely provide the notifications contemplated by of Article 29.3(e); or

(b)         timely appear in person or by proxy at the annual general meeting to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Company or any other person or entity.

29.5       Notwithstanding the foregoing provisions of this Article, any Member intending to make a nomination at an annual general meeting in accordance with this Article, and each related beneficial owner, if any, shall also comply with all requirements of the Exchange Act and the rules and regulations thereunder applicable to the same extent as if the Shares were registered under the Exchange Act with respect to the matters set forth in the Articles; provided, however, that any references in the Articles to the Exchange Act are not intended to and shall not limit the requirements applicable to nominations made or intended to be made in accordance with Article 29.1(b).

29.6       Nothing in this Article shall be deemed to affect any rights of the holders of any class of Preferred Shares, or any other class of Shares authorised to be issued by the Company, to appoint Directors pursuant to the terms thereof.

Annex B-20

29.7       To be eligible to be a nominee for election or re-election as a Director pursuant to Article 29.1(b), a person must deliver (not later than the deadline prescribed for delivery of notice) to the Company a written questionnaire prepared by the Company with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Company upon written request) and a written representation and agreement (in the form provided by the Company upon written request) that such person:

(a)         is not and will not become a party to:

(i)          any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a Director, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Company; or

(ii)         any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a Director, with such person’s duties under Applicable Law;

(b)         is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a Director that has not been disclosed therein;

(c)         in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a Director, and will comply with, Applicable Law and corporate governance, conflict of interest, confidentiality and share ownership and trading policies and guidelines of the Company that are applicable to Directors generally; and

(d)         if elected as a Director, will act in the best interests of the Company and not in the interest of any individual constituency. The nominating and governance committee shall review all such information submitted by the Member with respect to the proposed nominee and determine whether such nominee is eligible to act as a Director. The Company and the nominating and governance committee of the Directors may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent Director or that could be material to a reasonable Member’s understanding of the independence, or lack thereof, of such nominee.

29.8       At the request of the Directors, any person nominated for election as a Director shall furnish to the Company the information that is required to be set forth in a Members’ notice of nomination pursuant to this Article.

29.9       Any Member proposing to nominate a person or persons for election as Director shall be responsible for, and bear the costs associated with, soliciting votes from any other voting Member and distributing materials to such Members prior to the annual general meeting in accordance with the Articles and applicable rules of the United States Securities Exchange Commission. A Member shall include any person or persons such Member intends to nominate for election as Director in its own proxy statement and proxy card.

30          Powers of Directors

30.1       Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

Annex B-21

30.2       All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

30.3       The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

30.4       The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

31          Appointment and Removal of Directors

31.1       The Company may by Ordinary Resolution increase and decrease the number of Directors and appoint any person to be a Director or may by Ordinary Resolution remove any Director.

31.2       The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

31.3       The Directors shall be divided into three (3) classes designated as Class I, Class II and Class III, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the board of Directors. At the first annual general meeting of the Company, the term of office of the Class I Directors shall expire and Class I Directors shall be elected for a full term of three (3) years. At the second annual general meeting of the Company, the term of office of the Class II Directors shall expire and Class II Directors shall be elected for a full term of three (3) years. At the third annual general meeting of the Company, the term of office of the Class III Directors shall expire and Class III Directors shall be elected for a full term of three (3) years. At each succeeding annual general meeting of the Company, Directors shall be elected for a full term of three (3) years to succeed the Directors of the class whose terms expire at such annual general meeting. Notwithstanding the foregoing provisions of this Article, each Director shall hold office until the expiration of his term, until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal. No decrease in the number of Directors constituting the board of Directors shall shorten the term of any incumbent Director.

32          Vacation of Office of Director

The office of a Director shall be vacated if:

(a)         the Director gives notice in writing to the Company that he resigns the office of Director; or

(b)         the Director absents himself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or

(c)          the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d)         the Director is found to be or becomes of unsound mind; or

(e)         all of the other Directors (being not less than two in number) determine that he should be removed as a Director for Cause (and not otherwise), either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

Annex B-22

33          Proceedings of Directors

33.1       The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be two if there are two or more Directors, and shall be one if there is only one Director.

33.2       Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote.

33.3       A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors, the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.

33.4       A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

33.5       A Director may, or other Officer on the direction of a Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

33.6       The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

33.7       The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

33.8       All acts done by any meeting of the Directors or of a committee of the Directors shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

33.9       A Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

34          Presumption of Assent

A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

Annex B-23

35          Directors’ Interests

35.1       A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

35.2       A Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

35.3       A Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

35.4       No person shall be disqualified from the office of Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director shall be in any way interested be or be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director holding office or of the fiduciary relationship thereby established. A Director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

35.5       A general notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

36          Minutes

The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of Officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors present at each meeting.

37          Delegation of Directors’ Powers

37.1       The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors (including, without limitation, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee). Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

37.2       The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

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37.3       The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

37.4       The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

37.5       The Directors may appoint such Officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an Officer may be removed by resolution of the Directors or Members. An Officer may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.

38          No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

39          Remuneration of Directors

39.1       The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine, provided that no remuneration shall be paid to any Director by the Company prior to the consummation of a Business Combination. The Directors shall also, whether prior to or after the consummation of a Business Combination, be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

39.2       The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

40          Seal

40.1       The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some Officer or other person appointed by the Directors for the purpose.

40.2       The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

40.3       A Director or Officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

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41          Dividends, Distributions and Reserve

41.1       Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law.

41.2       Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

41.3       The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

41.4       The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

41.5       Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

41.6       The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

41.7       Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

41.8       No Dividend or other distribution shall bear interest against the Company.

41.9       Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

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42          Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

43          Books of Account

43.1       The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

43.2       The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

43.3       The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

44          Audit

44.1       The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

44.2       Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Directors shall establish and maintain an Audit Committee as a committee of the Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

44.3       If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

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44.4       The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).

44.5       If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

44.6       Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers such information and explanation as may be necessary for the performance of the duties of the Auditor.

44.7       Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

45          Notices

45.1       Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Notice may also be served by Electronic Communication in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or by placing it on the Company’s Website.

45.2       Where a notice is sent by:

(a)         courier; service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier;

(b)         post; service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted;

(c)         cable, telex or fax; service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted;

(d)         e-mail or other Electronic Communication; service of the notice shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient; and

(e)         placing it on the Company’s Website; service of the notice shall be deemed to have been effected one hour after the notice or document was placed on the Company’s Website.

45.3       A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

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45.4       Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

46          Winding Up

46.1       If the Company shall be wound up, the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)         if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)         if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

46.2       If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

47          Indemnity and Insurance

47.1       Every Director and Officer (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former Officer (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, wilful neglect or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, wilful neglect or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud, wilful neglect or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

47.2       The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

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47.3       The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other Officer against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

48          Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

49          Transfer by Way of Continuation

49.1       If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

49.2       Prior to the closing of a Business Combination:

(a)         only the Class B Shares shall carry the right to vote on any resolution of the shareholders to approve any transfer by way of continuation pursuant to this Article (including any Special Resolution required to amend the constitutional documents of the Company or to adopt new constitutional documents of the Company, in each case, as a result of the Company approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands); and

(b)         this Article 49.2 may only be amended by a Special Resolution passed by at least 90 per cent of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been given, or by way of unanimous written resolution.

50          Mergers and Consolidations

The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

51          Business Combination

51.1       Notwithstanding any other provision of the Articles, this Article shall apply during the period commencing upon the adoption of the Articles and terminating upon the first to occur of the consummation of a Business Combination and the full distribution of the Trust Account pursuant to this Article. In the event of a conflict between this Article and any other Articles, the provisions of this Article shall prevail.

51.2       Prior to the consummation of a Business Combination, the Company shall either:

(a)         submit such Business Combination to its Members for approval; or

(b)         provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account ((net of taxes paid or payable, if any), divided by the number of then issued Public Shares, provided that the Company shall not repurchase Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001.

51.3       If the Company initiates any tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act in connection with a Business Combination, it shall file tender offer documents with the Securities and Exchange Commission prior to completing such Business Combination which contain substantially the same financial and other information about such Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act. If, alternatively, the

Annex B-30

Company holds general meeting to approve a Business Combination, the Company will conduct any redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, and not pursuant to the tender offer rules, and file proxy materials with the Securities and Exchange Commission.

51.4       At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate such Business Combination.

51.5       Any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, in connection with any vote on a Business Combination, elect to have their Public Shares redeemed for cash (the “IPO Redemption”), provided that no such Member acting together with any Affiliate of his or any other person with whom he is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 20 per cent of the Public Shares in the aggregate without the prior consent of the Company. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination, a per share Redemption Price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then issued Public Shares (such redemption price being referred to herein as the “Redemption Price”). The Company shall not redeem Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001 (the “Redemption Limitation”).

51.6       A Member may not withdraw a Redemption Notice once submitted to the Company unless the Directors determine (in their sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part).

51.7       In the event that the Company does not consummate a Business Combination by 24 months from the consummation of the IPO, or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a)         cease all operations except for the purpose of winding up;

(b)         as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c)         as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in the case of (b) and (c) above to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of Applicable Law.

51.8       In the event that any amendment is made to this Article:

(a)         to modify the substance or timing of the Company’s obligation to allow redemption in connection with our initial business combination or to redeem 100 per cent of the Public Shares if the Company has not consummated a Business Combination within 24 months from the consummation of the IPO, or such later time as the Members may approve in accordance with the Articles; or

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(b)         with respect to any other material provisions relating to Members’ rights or pre-initial Business Combination activity, each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares. The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.

51.9       A holder of Public Shares shall be entitled to receive distributions from the Trust Account only in the event of an IPO Redemption, a repurchase of Shares by means of a tender offer pursuant to this Article, or a distribution of the Trust Account pursuant to this Article. In no other circumstance shall a holder of Public Shares have any right or interest of any kind in the Trust Account.

51.10     After the issue of Public Shares, and prior to the consummation of a Business Combination, the Directors shall not issue additional Shares or any other securities that would entitle the holders thereof to:

(a)         receive funds from the Trust Account; or

(b)         vote as a class with Public Shares on a Business Combination.

51.11     A Director may vote in respect of a Business Combination in which such Director has a conflict of interest with respect to the evaluation of such Business Combination. Such Director must disclose such interest or conflict to the other Directors.

51.12     The Company shall not enter into an initial Business Combination with another blank cheque company or a similar company with nominal operations.

51.13     The Company may enter into a Business Combination with a target business that is an Affiliate of the Sponsor, an Officer or a Director. In the event the Company seeks to complete a Business Combination with a target business that is an Affiliate of the Sponsor, an Officer or a Director, the Company, or a committee of Independent Directors, shall obtain an opinion from an independent investment banking firm which is a member of the United States Financial Industry Regulatory Authority or another independent entity that commonly renders valuation opinions stating that the consideration to be paid by the Company in such a Business Combination is fair to the Company from a financial point of view.

52          Certain Tax Filings

Each Tax Filing Authorised Person and any such other person, acting alone, as any Director shall designate from time to time, are authorised to file tax forms SS-4, W-8 BEN, W-8 IMY, W-9, 8832 and 2553 and such other similar tax forms as are customary to file with any US state or federal governmental authorities or foreign governmental authorities in connection with the formation, activities and/or elections of the Company and such other tax forms as may be approved from time to time by any Director or Officer. The Company further ratifies and approves any such filing made by any Tax Filing Authorised Person or such other person prior to the date of the Articles.

53          Business Opportunities

53.1       To the fullest extent permitted by Applicable Law, no individual serving as a Director or an Officer (“Management”) shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. To the fullest extent permitted by Applicable Law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for Management, on the one

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hand, and the Company, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by Applicable Law, Management shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, Director and/or Officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.

53.2       To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company hereby waives, to the fullest extent permitted by Applicable Law, any and all claims and causes of action that the Company may have for such activities. To the fullest extent permitted by Applicable Law, the provisions of this Article apply equally to activities conducted in the future and that have been conducted in the past.

53.3       Notwithstanding anything to the contrary in this Article, such renouncement shall not apply to any business opportunity that is expressly offered to such person solely in his or her capacity as a Director or Officer of the Company and it is an opportunity the Company is able to complete on a reasonable basis.

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ANNEX C

CERTIFICATE OF INCORPORATION
OF
INTUITIVE MACHINES, INC.

Article I.

The name of the corporation is Intuitive Machines, Inc. (the “Corporation”).

Article II.

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Dr., Wilmington, DE 19808. The name of its registered agent at such address is Corporation Service Company.

Article III.

The nature of the business of the Corporation and the objects or purposes to be transacted, promoted or carried on by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as it now exists or may hereafter be amended and supplemented (the “DGCL”), including, without limitation, (i) investing in securities of Intuitive Machines, LLC, a Delaware limited liability company, or any successor entities thereto (“IM LLC”) and any of its subsidiaries, (ii) exercising all rights, powers, privileges and other incidents of ownership or possession with respect to the Corporation’s assets, including managing, holding, selling and disposing of such assets and (iii) engaging in any other activities incidental or ancillary thereto. The Corporation is being incorporated in connection with the domestication of Inflection Point Acquisition Corp., a Cayman Islands exempted company limited by shares (“Inflection Point”), as a Delaware corporation, and this Certificate of Incorporation is being filed simultaneously with the Certificate of Corporate Domestication of Inflection Point (the “Certificate of Domestication”).

Article IV.

Section 4.1 Authorized Stock. The total number of shares of all classes of stock that the Corporation is authorized to issue is [•] ([•]), consisting of four classes as follows:

(a) [•] ([•]) shares of Class A common stock, with a par value of $0.0001 per share (the “Class A Common Stock”);

(b) [•] ([•]) shares of Class B common stock, with a par value of $0.0001 per share (the “Class B Common Stock”);

(c) [•] ([•]) shares of Class C common stock, with a par value of $0.0001 per share (“the Class C Common Stock” and, together with the Class A Common Stock and the Class B Common Stock, “Common Stock”); and

(d) [•] ([•]) shares of preferred stock, with a par value of $0.0001 per share (the “Preferred Stock”).

Upon the filing of the Certificate of Domestication and this Certificate of Incorporation, each issued and outstanding ordinary share of Inflection Point shall convert automatically, on a one-for-one basis, into a share of Class A Common Stock, without any action required on the part of the Corporation or the holders thereof.

Section 4.2 Preferred Stock. The board of directors of the Corporation (the “Board of Directors”) is authorized, subject to any limitations prescribed by law, to provide, out of the unissued shares of Preferred Stock, for the issuance of shares of Preferred Stock in one or more series, including “blank check” preferred stock, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereinafter referred to as a “Preferred Stock Designation”), to establish from time to time the number of shares to be included in each such series and to fix the powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation, the authority to fix the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, rights and terms of redemption (including sinking and purchase fund provisions), the redemption price or prices, restrictions on the issuance of shares of such series, the dissolution

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preferences and the rights in respect of any distribution of assets of any wholly unissued series of Preferred Stock, or any of them and to increase or decrease the number of shares of any series so created (except where otherwise provided in the Preferred Stock Designation), subsequent to the issue of that series but not below the number of shares of such series then outstanding. In case the authorized number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series (except where otherwise provided in the Preferred Stock Designation). There shall be no limitation or restriction on any variation between any of the different series of Preferred Stock as to the designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof; and the several series of Preferred Stock may vary in any and all respects as fixed and determined by the resolution or resolutions of the Board of Directors or by a duly authorized committee of the Board of Directors, providing for the issuance of the various series of Preferred Stock.

Section 4.3 Number of Authorized Shares. The number of authorized shares of any of the Class A Common Stock, Class B Common Stock, Class C Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of capital stock of the Corporation entitled to vote thereon, without a separate vote of any holders of shares of Class A Common Stock, Class B Common Stock, Class C Common Stock or Preferred Stock, or of any series thereof, irrespective of the provisions of Section 242(b)(2) of the DGCL, unless a separate vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.

Section 4.4 Common Stock. The powers, preferences and rights of the Class A Common Stock, Class B Common Stock and the Class C Common Stock, and the qualifications, limitations or restrictions thereof are as follows:

(a) Voting Rights. Except as otherwise required by law,

(i) Each share of Class A Common Stock shall entitle the record holder thereof as of the applicable record date to one (1) vote per share in person or by proxy on all matters submitted to a vote of the holders of Class A Common Stock, whether voting separately as a class or otherwise.

(ii) Each share of Class B Common Stock shall entitle the record holder thereof as of the applicable record date to one (1) vote per share in person or by proxy on all matters submitted to a vote of the holders of Class B Common Stock, whether voting separately as a class or otherwise.

(iii) Each share of Class C Common Stock shall entitle the record holder thereof as of the applicable record date to three (3) votes per share in person or by proxy on all matters submitted to a vote of the holders of Class C Common Stock, whether voting separately as a class or otherwise.

(iv) Except as otherwise required in this Certificate of Incorporation, the holders of shares of Class A Common Stock, Class B Common Stock and Class C Common Stock shall vote together as a single class (or, if any holders of shares of Preferred Stock are entitled to vote together with the holders of Class A Common Stock, Class B Common Stock and Class C Common Stock, as a single class with such holders of Preferred Stock) on all matters submitted to a vote of stockholders of the Corporation.

(b) Dividends and Distributions. Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Class A Common Stock with respect to the payment of dividends, holders of Class A Common Stock, as such, shall be entitled to the payment of dividends on the Class A Common Stock when, as and if declared by the Board of Directors in accordance with applicable law. Other than in connection with a dividend declared by the Board of Directors in connection with a “poison pill” or similar stockholder rights plan, dividends shall not be declared or paid on the Class B Common Stock or Class C Common Stock and the holders of shares of Class B Common Stock or Class C Common Stock shall have no right to receive dividends in respect of such shares of Class B Common Stock or Class C Common Stock.

(c) Liquidation Rights. In the event of liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation and after making provisions for preferential and other amounts, if any, to which the holders of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Class

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A Common Stock with respect to payments in liquidation shall be entitled, the remaining assets and funds of the Corporation available for distribution shall be divided among and paid ratably to the holders of all outstanding shares of Common Stock in proportion to the number of shares held by each such stockholder; provided, that each holder of shares of Class B Common Stock or Class C Common Stock shall be entitled to receive $0.0001 per share of Class B Common Stock or Class C Common Stock owned of record by such holder on the record date for such distribution, and upon receiving such amount, the holders of shares of Class B Common Stock and Class C Common Stock, in their capacity as such, shall not be entitled to receive any other assets or funds of the Corporation. A Change of Control (other than approval of a plan of complete liquidation or dissolution of the Corporation) shall not be considered to be a dissolution, liquidation or winding up of the Corporation within the meaning of this Section 4.4(c).

(d) Permitted Ownership.

(i) From and after the effectiveness of this Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), (i) shares of Class B Common Stock may be issued only to, and registered only in the name of, the Existing Owners (as defined herein), their respective successors and assigns and their respective Permitted Transferees (as defined herein) in accordance with Section 4.5 (the Existing Owners, together with all such subsequent successors, assigns and Permitted Transferees, collectively, the “Permitted Class B Owners”) and (ii) shares of Class C Common Stock may be issued only to, and registered only in the name of, the Founders (as defined herein), their respective successors and assigns and their respective Permitted Transferees in accordance with Section 4.5 (the Founders, together with all such subsequent successors, assigns and Permitted Transferees, collectively, the “Permitted Class C Owners”), and the aggregate number of shares of Class B Common Stock and Class C Common Stock at any time registered in the name of each such Permitted Class B Owner or Permitted Class C Owner, as applicable, must be equal to the aggregate number of Common Units (as defined below) held of record at such time by such Permitted Class B Owner or Permitted Class C Owner under the LLC Agreement (as defined below).

(ii) The Corporation shall, to the fullest extent permitted by law, undertake all necessary and appropriate action to ensure that the number of shares of Class B Common Stock and Class C Common Stock issued by the Corporation at any time to, or otherwise held of record by, any Permitted Class B Owner or Permitted Class C Owner shall be equal to the aggregate number of Common Units held of record at such time by such Permitted Class B Owner or Permitted Class C Owner in accordance with the terms of the LLC Agreement.

(iii) In the event that there is a Change of Control (as defined below) of the Corporation, which Change of Control was approved by the Board of Directors prior to or simultaneously with such Change of Control, then the holders of shares of Class B Common Stock or Class C Common Stock shall, in each case, not be entitled to receive more than $0.0001 per share of Class B Common Stock or Class C Common Stock, whether in the form of consideration for such shares or in the form of a distribution of the proceeds of a sale of all or substantially all of the assets of the Corporation with respect to such shares.

(e) Defined Terms. As used in this Certificate of Incorporation, (A) “Existing Owner” means each of the members (other than the Corporation) of IM LLC, as set forth on Schedule 2 of the LLC Agreement as of the Effective Time, (B) “Founder” means each of the members (other than the Corporation) of IM LLC, as set forth on Schedule 1 of the LLC Agreement as of the Effective Time, (C) “Common Unit” means a membership interest in IM LLC, authorized and issued under the Second Amended and Restated Limited Liability Company Agreement of IM LLC, dated as of the date hereof, as such agreement may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time (the “LLC Agreement”), and constituting a “Common Unit” as defined in such LLC Agreement and (D) “Permitted Transferee” has the meaning given to it in the LLC Agreement (with such necessary changes in the details thereof as are necessitated by the context).

Section 4.5 Conversion of Class B Common Stock and Class C Common Stock.

(a) Conversion Upon Transfer.

(i) A holder of Class B Common Stock or Class C Common Stock may surrender shares of Class B Common Stock or Class C Common Stock to the Corporation for cancellation for no consideration at any time. Following the surrender or other acquisition of any shares of Class B Common Stock or Class C Common Stock to or by the Corporation, the Corporation will take all actions necessary to cancel and retire such shares and such shares shall not be re-issued by the Corporation.

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(ii) A holder of Class B Common Stock or Class C Common Stock may transfer or assign shares of Class B Common Stock or Class C Common Stock (or any legal or beneficial interest in such shares) (directly or indirectly, including by operation of law) only to a Permitted Transferee of such holder or to a non-Permitted Transferee with the approval in advance and in writing by the Corporation, and only if such holder also simultaneously transfers, in each case, an equal number of such holder’s Common Units to such Permitted Transferee or such non-Permitted Transferee, as applicable, in compliance with the LLC Agreement. The transfer restrictions described in this Section 4.5(a)(ii) are collectively referred to as the “Restrictions.”

(iii) Any purported transfer of shares of Class B Common Stock or Class C Common Stock in violation of the Restrictions shall be null and void ab initio. If, notwithstanding the Restrictions, a Person shall, voluntarily or involuntarily, purportedly become or attempt to become, the purported owner (“Purported Owner”) of shares of Class B Common Stock or Class C Common Stock in violation of the Restrictions, then the Purported Owner shall not obtain any rights in, to or with respect to such shares of Class B Common Stock or Class C Common Stock (the “Restricted Shares”), and the purported transfer of the Restricted Shares to the Purported Owner shall not be recognized by the Corporation, the Corporation’s transfer agent (the “Transfer Agent”) or the Secretary of the Corporation and each holder of such Restricted Share shall, to the fullest extent permitted by law, automatically, without any further action on the part of the Corporation, the holder thereof, the Purported Owner or any other party, not be entitled to any voting right with respect to those shares.

(iv) Upon a determination by the Board of Directors that a Person has attempted or may attempt to transfer or to acquire Restricted Shares in violation of the Restrictions, the Corporation may take such action as it deems advisable to refuse to give effect to such transfer or acquisition on the books and records of the Corporation, including without limitation to cause the Transfer Agent or the Secretary of the Corporation, as applicable, to not record the Purported Owner as the record owner of the Restricted Shares, and to institute proceedings to enjoin or rescind any such transfer or acquisition.

(v) The Board of Directors (including a majority of the Directors who are disinterested with respect to the relevant transaction serving on the Board of Directors at such time) may, to the extent permitted by law, from time to time establish, modify, amend or rescind, by bylaw or otherwise, regulations and procedures not inconsistent with the provisions of this Section 4.5 for determining whether any transfer or acquisition of shares of Class B Common Stock or Class C Common Stock would violate the Restrictions and for the orderly application, administration and implementation of the provisions of this Section 4.5. Any such procedures and regulations shall be kept on file with the Secretary of the Corporation and with the transfer agent of the Corporation and shall be made available for inspection by and, upon written request shall be mailed to, holders of shares of Class B Common Stock or Class C Common Stock, as applicable.

(b) Voluntary Conversion. Each one (1) share of Class C Common Stock shall be convertible into one (1) share of Class B Common Stock at the option of the holder thereof at any time upon written notice to the transfer agent of the Corporation. Shares of Class C Common Stock that are converted into shares of Class B Common Stock as provided in this Section 4.5(b) shall be retired and may not be reissued.

(c) Automatic Conversion. On the earliest to occur of: (i) the date that is seven (7) years from the date hereof and (ii) the first date on which the Permitted Class C Owners cease to own, in the aggregate, at least 33.0% of the number of shares of Class C Common Stock issued and held by the Permitted Class C Owners immediately following the Effective Time (adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction) (such date, the “Automatic Conversion Date”), each outstanding share of Class C Common Stock shall automatically, without any further action by the Corporation or any stockholder, convert into one (1) fully paid and nonassessable share of Class B Common Stock. Following such conversion, the reissuance of such shares of Class C Common Stock shall be prohibited, and such shares of Class C Common Stock shall be retired and cancelled in accordance with the applicable provisions of the DGCL, and upon such retirement and cancellation, all references to Class C Common Stock in this Certificate of Incorporation shall be eliminated.

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(d) Conversion Procedures.

(i) The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class B Common Stock, solely for the purpose of effecting the conversion(s) of the shares of Class C Common Stock pursuant to this Section 4.5, such number of shares of Class B Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class C Common Stock into shares of Class B Common Stock.

(e) The Corporation may, from time to time, establish such policies and procedures relating to the conversion of Class C Common Stock and the Corporation’s classified stock structure, including the issuance of stock certificates with respect thereto, as it may deem reasonably necessary or advisable, and may from time to time request that holders of shares of Class B Common Stock or Class C Common Stock furnish certifications, affidavits or other proof to the Corporation as it deems necessary to verify the ownership of such Class B Common Stock or Class C Common Stock and to confirm that a conversion of such Class C Common Stock pursuant to this Section 4.5 has not occurred. A determination by the Secretary of the Corporation that a conversion of any shares of Class C Common Stock pursuant to this Section 4.5 has occurred shall be conclusive and binding.

(f) In the event of a conversion of shares of Class C Common Stock pursuant to this Section 4.5, such conversion(s) shall be deemed to have been made at the time that the applicable transfer of shares or voluntary conversion of shares occurred or immediately upon the Automatic Conversion Date. Upon any conversion of Class C Common Stock pursuant to this Section 4.5, all rights of the former holder of such shares of Class C Common Stock with respect to such shares of Class C Common Stock shall cease and the Person or Persons in whose names or names the certificate or certificates representing the shares of Class B Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class B Common Stock. The Corporation shall provide notice of such conversion of shares of Class C Common Stock to record holders of such shares of Class C Common Stock as soon as practicable following the occurrence of the applicable transfer of shares or voluntary conversion of shares or promptly following the Automatic Conversion Date; provided, however, that the Corporation may satisfy such notice requirements by providing such notice prior to the occurrence of the applicable transfer of shares or voluntary conversion of shares or the Automatic Conversion Date.

Section 4.6 Certificates. All certificates or book entries representing shares of Class B Common Stock or Class C Common Stock shall bear a legend substantially in the following form (or in such other form as the Board of Directors may determine):

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER THE ACT. THE SECURITIES REPRESENTED BY THIS [CERTIFICATE][BOOK ENTRY] ARE SUBJECT TO THE RESTRICTIONS (INCLUDING RESTRICTIONS ON TRANSFER) SET FORTH IN THE CERTIFICATE OF INCORPORATION OF THE CORPORATION AS IT MAY BE AMENDED AND/OR RESTATED (A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION AND SHALL BE PROVIDED FREE OF CHARGE TO ANY STOCKHOLDER MAKING A REQUEST THEREFOR).

Section 4.7 Amendment.

Except as otherwise required by law or this Certificate of Incorporation (including any Preferred Stock Designation), holders of Class A Common Stock, Class B Common Stock and Class C Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled exclusively, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Preferred Stock Designation) or the DGCL.

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Article V.

Section 5.1 Reservation of Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares or other securities at least as many shares of Class A Common Stock or other securities equal to (i) the then-outstanding number of Units (as defined in the LLC Agreement) held by the holders of Common Units (other than the Corporation and any direct or indirect majority-owned subsidiary of the Corporation) subject to Redemption (as defined in the LLC Agreement) from time to time and (ii) the number of shares of Class A Common Stock issuable upon the conversion of the then-outstanding shares of convertible preferred stock of the Company, if any.

Section 5.2 Splits. If the Corporation at any time combines or subdivides (by any stock split, stock dividend, recapitalization, reorganization, merger, amendment of this Certificate of Incorporation, scheme, arrangement or otherwise) the number of shares of Class A Common Stock into a greater or lesser number of shares, the shares of Class B Common Stock and Class C Common Stock outstanding immediately prior to such subdivision shall be proportionately similarly combined or subdivided such that the ratio of the number of shares of outstanding Class B Common Stock and Class C Common Stock to shares of outstanding Class A Common Stock immediately prior to such subdivision shall, in each case, be maintained immediately after such combination or subdivision. Any adjustment described in this Section 5.2 shall become effective at the close of business on the date such combination or subdivision becomes effective. In no event shall the shares of Class B Common Stock or Class C Common Stock be split, subdivided, or combined (including by way of stock dividend) unless the outstanding shares of Class A Common Stock shall be proportionately split, subdivided or combined, and in no event shall the shares of Class A Common Stock be split, subdivided, or combined (including by way of stock dividend) unless the outstanding shares of Class B Common Stock and Class C Common Stock shall be proportionately split, subdivided or combined.

Article VI.

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation. In addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate of Incorporation (including any Certificate of Designation in respect of one or more series of Preferred Stock) or the Bylaws of the Corporation, the adoption, amendment or repeal of the Bylaws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.

Article VII.

Section 7.1 Management. Except as otherwise expressly provided by the DGCL or this Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 7.2 Ballot. Elections of directors (each such director, in such capacity, a “Director”) need not be by written ballot unless the Bylaws of the Corporation shall so provide.

Section 7.3 Number and Terms of the Board of Directors. Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, the number of directors which shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors.

Section 7.4 Newly Created Directorships and Vacancies. Except as otherwise required by law and the separate rights of the holders of any series of Preferred Stock then outstanding, unless the Board of Directors otherwise determines, newly created directorships resulting from any increase in the authorized number of directors or any vacancies on the Board of Directors resulting from the death, resignation, disqualification, removal from office or other cause shall be filled exclusively by the affirmative vote of a majority of the Directors then in office, even though less than a quorum, or by a sole remaining Director (other than any Director elected by the separate vote of one or more outstanding series of Preferred Stock), and not by the stockholders. Any Director so chosen shall hold office until the next election of the class for which such Director shall have been chosen and until his successor shall be elected and qualified or until his or her earlier death, resignation, retirement, disqualification, or removal.

Section 7.5 Removal for Cause. Subject to the rights of the holders of any series of Preferred Stock then outstanding, for as long as this Certificate of Incorporation provides for a classified Board of Directors, any Director, or the entire Board of Directors, may otherwise be removed only for cause by an affirmative vote of at least two-thirds of the total voting power of all the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, at a meeting duly called for that purpose.

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Section 7.6 Classified Board. At the Effective Time, the Directors shall be classified, with respect to the time for which they shall hold their respective offices, by dividing them into three classes, with each Director then in office to be designated as a Class I Director, a Class II Director or a Class III Director, with each class to be apportioned as nearly equal in number as possible. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board of Directors. The initial Class I Directors shall serve for a term expiring at the first annual meeting of stockholders of the Corporation following the Effective Time; the initial Class II Directors shall serve for a term expiring at the second annual meeting of stockholders following the Effective Time; and the initial Class III Directors shall serve for a term expiring at the third annual meeting of stockholders following the Effective Time. At each annual meeting of stockholders beginning with the first annual meeting of stockholders following the Effective Time, the successors of the class of Directors whose term expires at that meeting shall be elected to hold office for a term expiring at the third annual meeting of stockholders to be held following their election, with each Director in each such class to hold office until his or her successor is duly elected and qualified, subject to such Director’s earlier death, resignation or removal in accordance with this Certificate of Incorporation. The Board of Directors is authorized to assign each Director already in office at the Effective Time, as well as each Director elected or appointed to a newly created directorship due to an increase in the size of the Board of Directors, to Class I, Class II or Class III. However, if the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any such additional director of any class elected or appointed to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors remove or shorten the term of any incumbent director. The provisions of this Section 7.6 are subject to the rights of the holders of any class or series of Preferred Stock to elect directors and such directors need not serve classified terms.

Article VIII.

Section 8.1 Action by Written Consent. For so long as the Corporation qualifies as a Controlled Company (as defined in Section 5615(c)(1) of the Nasdaq Stock Market LLC Rules or Section 303A.00 of the New York Stock Exchange Listed Company Manual, as applicable), any action required or permitted to be taken by the stockholders of the Corporation may be effected by the consent in writing of the holders of outstanding capital stock of the Corporation having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. From and after the date the Corporation ceases to qualify as a Controlled Company, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of the stockholders of the Corporation (and may not be taken by consent of the stockholders in lieu of a meeting). In addition to the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

Section 8.2 Special Meetings. Subject to the special rights of the holders of one or more series of Preferred Stock, special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, at any time only by or at the direction of (i) the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer or President, and (ii) for so long as the Corporation is a Controlled Company, by the Secretary of the Corporation at the request of any holder of record of at least 25% of the voting power of the issued and outstanding shares of capital stock of the Corporation, and shall not be called by any other Person. Subject to the special rights of the holders of one or more series of Preferred Stock, from and after the date the Corporation ceases to qualify as a Controlled Company, special meetings of the stockholders of the Corporation may not be called by the stockholders of the Corporation or any other Person.

Section 8.3 Notice. Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

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Article IX.

The affirmative vote of at least two-thirds of the voting power of the outstanding shares is required to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and all rights conferred upon stockholders herein are granted subject to this reservation; provided, however, that the affirmative vote of at least a majority of the voting power of the outstanding shares is required to amend, alter, change or repeal any provision contained in Articles I, II, and III of this Certificate of Incorporation; provided further, that commencing on the date that is the third annual meeting of stockholders following the following the Effective Time, the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares is required to amend, alter, change or repeal Section 7.6 of this Certificate of Incorporation; provided further, that for so long as any shares of Class B Common Stock remain outstanding, the Corporation may not, without the prior affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, voting as a separate class, in addition to any other vote required by applicable law or this Certificate of Incorporation, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise amend, alter, change, repeal or adopt any provision of this Certificate of Incorporation: (1) in a manner that is inconsistent with, or that otherwise alters or changes the powers, preferences, or special rights of the shares of Class B Common Stock so as to affect them adversely; provided, further, that for so long as there are shares of Class C Common Stock outstanding, the Corporation may not, without the prior affirmative vote of the holders of two-thirds of the Class C Common Stock then outstanding in addition to any other vote required by applicable law, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise amend, alter, change, repeal or adopt any provision of this Certificate of Incorporation: (1) in a manner that is inconsistent with, or that otherwise alters or changes, any of the voting, conversion, dividend or liquidation provisions of the shares of Class C Common Stock or other rights, powers, preferences or privileges thereof; (2) to provide for each share of Class A Common Stock or Class B Common Stock to have more than one (1) vote per share or any rights to a separate class vote of the holders of shares of Class A Common Stock or Class B Common Stock other than as provided by this Certificate of Incorporation or required by the DGCL; or (3) to otherwise adversely impact or affect the rights, powers, preferences or privileges of the shares of Class C Common Stock in a manner that is disparate from the manner in which it affects the rights, powers, preferences or privileges of the shares of Class A Common Stock and Class B Common Stock; provided, further, that for so long as there are shares of Class A Common Stock outstanding, the Corporation may not, without the prior affirmative vote of the holders of two-thirds of the Class A Common Stock then outstanding in addition to any other vote required by applicable law, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise amend, alter, change, repeal or adopt any provision of this Certificate of Incorporation: (1) in a manner that is inconsistent with, or that otherwise alters or changes, any of the voting, conversion, dividend or liquidation provisions of the shares of Class A Common Stock or other rights, powers, preferences or privileges thereof; (2) to provide for each share Class B Common Stock to have more than one (1) vote per share or each share of Class C Common Stock to have more than three (3) votes per share or for any rights to a separate class vote of the holders of shares of Class B Common Stock or Class C Common Stock other than as provided by this Certificate of Incorporation or required by the DGCL; or (3) to otherwise adversely impact or affect the rights, powers, preferences or privileges of the shares of Class A Common Stock in a manner that is disparate from the manner in which it affects the rights, powers, preferences or privileges of the shares of Class B Common Stock and Class C Common Stock.

If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

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Article X.

No director or officer of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article X, or the adoption of any provision of the Restated Certificate inconsistent with this Article X, shall not adversely affect any right or protection of a director or officer of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article X to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Article XI.

The Corporation shall have the power to provide rights to indemnification and advancement of expenses to its current and former officers, directors, employees and agents and to any Person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Article XII.

Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the bylaws of the Corporation or this Restated Certificate (as either may be amended from time to time) or (iv) any action, suit or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Article XII, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Any Person purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article XII. This Article XII is intended to benefit and may be enforced by the Corporation, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional or entity whose profession gives authority to a statement made by that Person and who has prepared or certified any part of the documents underlying the offering. Notwithstanding the foregoing, the provisions of this Article XII shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

If any provision or provisions of this Article XII shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XII (including, without limitation, each portion of any paragraph of this Article XII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) the application of such provision to other Persons and circumstances shall not in any way be affected or impaired thereby.

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Article XIII.

If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible and without limiting any other provisions of this Certificate of Incorporation (or any other provision of the Bylaws of the Corporation or any agreement entered into by the Corporation), the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to, or for the benefit of, the Corporation to the fullest extent permitted by law.

To the fullest extent permitted by law, each and every Person purchasing or otherwise acquiring any interest (of any nature whatsoever) in any shares of the capital stock of the Corporation shall be deemed, by reason of and from and after the time of such purchase or other acquisition, to have notice of and to have consented to all of the provisions of (a) this Certificate of Incorporation, (b) the Bylaws of the Corporation and (c) any amendment to this Certificate of Incorporation or the Bylaws of the Corporation enacted or adopted in accordance with this Certificate of Incorporation, the Bylaws of the Corporation and applicable law.

Article XIV.

Section 14.1 In recognition and anticipation that (i) certain directors, managers, principals, officers, employees and/or other representatives of the Principal Stockholders and their Affiliates (as defined below) may serve as directors, officers or agents of the Corporation, (ii) the Principal Stockholders and their Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, and (iii) members of the Board who are not employees of the Corporation or a majority owned subsidiary thereof (“Non-Employee Directors”) and their respective Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, the provisions of this Article XIV are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any of the Principal Stockholders, the Non-Employee Directors or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its directors, officers and stockholders in connection therewith.

Section 14.2 None of (i) the Principal Stockholders or any of their Affiliates or (ii) any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation in both his or her director and officer capacities) or his or her Affiliates (the Persons (as defined below) identified in (i) and (ii) above being referred to, collectively, as “Identified Persons” and, individually, as an “Identified Person”) shall, to the fullest extent permitted by law, have any duty to refrain from directly or indirectly (1) engaging in the same or similar business activities or lines of business in which the Corporation or any of its Affiliates now engages or proposes to engage or (2) otherwise competing with the Corporation or any of its Affiliates, and, to the fullest extent permitted by law, no Identified Person shall be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted by law, the Corporation hereby renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates, except as provided in Section 14.3. Subject to Section 14.3, in the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, herself or himself and the Corporation or any of its Affiliates, such Identified Person shall, to the fullest extent permitted by law, have no duty to communicate or offer such transaction or other business opportunity to the Corporation or any of its Affiliates and, to the fullest extent permitted by law, shall not be liable to the Corporation

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or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty as a stockholder, director or officer of the Corporation solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for itself, herself or himself, offers or directs such corporate opportunity to another Person, or does not communicate information regarding such corporate opportunity to the Corporation or any Affiliate of the Corporation.

Section 14.3 The Corporation does not renounce its interest in any corporate opportunity offered to any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation in both his or her director and officer capacities) if such opportunity is expressly offered to such Person solely in his or her capacity as a director or officer of the Corporation, and the provisions of Section 14.2 shall not apply to any such corporate opportunity.

Section 14.4 In addition to and notwithstanding the foregoing provisions of this Article XIV, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation if it is a business opportunity that (i) the Corporation is neither financially or legally able, nor contractually permitted, to undertake, (ii) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation or (iii) is one in which the Corporation has no interest or reasonable expectancy.

Section 14.5 Solely for purposes of this Article XIV, “Affiliate” shall mean (a) in respect of any Principal Stockholder, any Person that, directly or indirectly, is controlled by such Principal Stockholder, controls such Principal Stockholder or is under common control with such Principal Stockholder and shall include (i) any principal, member, director, manager, partner, stockholder, officer, employee or other representative of any of the foregoing (other than the Corporation and any entity that is controlled by the Corporation) and (ii) any funds or vehicles advised by Affiliates of such Principal Stockholder, (b) in respect of a Non-Employee Director, any Person that, directly or indirectly, is controlled by such Non-Employee Director (other than the Corporation and any entity that is controlled by the Corporation) and (c) in respect of the Corporation, any Person that, directly or indirectly, is controlled by the Corporation.

Section 14.6 To the fullest extent permitted by law, any Person purchasing or otherwise acquiring or holding any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article XIV.

Article XV.

Section 15.1 Definitions. As used in this Certificate of Incorporation, the following terms shall have the following meaning:

(a) “Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another Person;

(b) “Change of Control” means the occurrence of any of the following events: (1) any “person” or “group” (within the meaning of Sections 13(d) and 14(d) of the Exchange Act, but excluding any employee benefit plan of such person and its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan, and excluding the Permitted Transferees) becomes the “beneficial owner” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of shares of Class A Common Stock, Class B Common Stock, Class C Common Stock, Preferred Stock and/or any other class or classes of capital stock of the Corporation (if any) representing in the aggregate more than 50% of the voting power of all of the outstanding voting stock of the Corporation; (2) the stockholders of the Corporation approve a plan of complete liquidation or dissolution of the Corporation or there is consummated a transaction or series of related transactions for the sale, lease, exchange or other disposition, directly or indirectly, by the Corporation of all or substantially all of the Corporation’s assets (including a sale of all or substantially all of the assets of IM LLC); (3) there is consummated a merger or consolidation of the Corporation or IM LLC with any other corporation or entity, and, immediately after the consummation of such merger or consolidation, the voting securities of the Corporation outstanding immediately prior to such merger or consolidation do not continue to represent, or are not converted into, voting securities representing in the aggregate more than 50% of the voting power of all of the outstanding voting securities of the Person resulting from such merger or consolidation or, if the surviving company is a subsidiary, the ultimate parent thereof; or (4) the Corporation ceases to be the sole managing member of IM LLC. Notwithstanding the foregoing, a “Change of Control” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated

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transactions immediately following which the beneficial owners of the Class A Common Stock, Class B Common Stock, Class C Common Stock, Preferred Stock and/or any other class or classes of capital stock of the Corporation immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in and voting control over, and own substantially all of the shares of, an entity which owns all or substantially all of the assets of the Corporation immediately following such transaction or series of transactions.

(c) “Control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. A Person who is the owner of ten percent (10%) or more of the outstanding voting stock of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such Person holds voting stock, in good faith and not for the purpose of circumventing this section, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(d) “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and any applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.

(e) “owner,” including the terms “own” and “owned,” when used with respect to any stock, means a Person that individually or with or through any of its Affiliates:

(i) beneficially owns such stock, directly or indirectly; or

(ii) has (a) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a Person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such Person or any of such Person’s Affiliates until such tendered stock is accepted for purchase or exchange; or (b) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a Person shall not be deemed the owner of any stock because of such Person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten or more Persons; or

(iii) has any agreement, arrangement or understanding, for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (b) of subsection (ii) above), or disposing such stock, with any other Person that beneficially owns, or whose Affiliates beneficially own, directly or indirectly, such stock.

(f) “Person” means, except as otherwise provided in the definition of “Change of Control,” any individual, corporation, partnership, limited liability company, unincorporated association or other entity.

(g) “Principal Stockholders” means investment funds affiliated with or advised by Kingstown Capital Management L.P., and their successors.

(h) “Securities Act” means the U.S. Securities Act of 1933, as amended, and applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.

(i) “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(j) “voting stock” means stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference to a percentage of voting stock shall refer to such percentages of the votes of such voting stock.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Incorporation to be signed on this [•].

INTUITIVE MACHINES, INC.
By:
Name:
Title:

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ANNEX D

BYLAWS
OF
INTUITIVE MACHINES, INC.

Dated as of [•], 2022

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Annex D-ii

Article I.
CORPORATE OFFICERS

Section 1.01 Registered Office. The address of the registered office of Intuitive Machines, Inc., a Delaware corporation (the “Corporation”), in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation, as the same may be amended, restated or otherwise modified from time to time (the “Certificate of Incorporation”).

Section 1.02 Other Offices. The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board of Directors”) may from time to time establish or as the business of the Corporation may require.

Article II.
Meetings of Stockholders

Section 2.01 Place of Meetings. Meetings of stockholders of the Corporation (the “Stockholders”), may be held at any place, within or without the State of Delaware, as may be designated by or in the manner determined by the Board of Directors. In the absence of such designation, meetings of Stockholders shall be held at the principal executive office of the Corporation. The Board of Directors may, in its sole discretion, determine that a meeting of Stockholders shall not be held at any place, but may instead be held solely by means of remote communication authorized by and in accordance with Section 211(a) of the General Corporation Law of the State of Delaware (the “DGCL”).

Section 2.02 Annual Meetings. The annual meeting of Stockholders shall be held for the election of members of the Board of Directors (the “Directors”) at such date and time as may be designated by or in the manner determined by resolution of the Board of Directors from time to time. Any other business as may be properly brought before the annual meeting of Stockholders may be transacted at the annual meeting of Stockholders. The Board of Directors may postpone, reschedule or cancel any annual meeting of Stockholders previously scheduled by the Board of Directors.

Section 2.03 Special Meetings. Special meetings of the Stockholders may be called only by such persons and only in such manner as set forth in the Certificate of Incorporation. Special meetings of Stockholders validly called in accordance with this Section 2.03 of these bylaws (as the same may be amended, restated or otherwise modified from time to time, these “Bylaws”) may be held at such date and time as specified in the applicable notice of such meeting. No business may be transacted at any special meeting of Stockholders other than the business specified in the notice of such meeting. The Board of Directors may postpone, reschedule or cancel any previously scheduled special meeting of the Stockholders.

Section 2.04 Notice of Meetings. Whenever Stockholders are required or permitted to take any action at a meeting of Stockholders, a notice of the meeting shall be given that shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which Stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the Stockholders entitled to vote at the meeting (if such date is different from the record date for Stockholders entitled to notice of the meeting) and, in the case of a special meeting of the Stockholders, the purpose or purposes for which the meeting is called. Unless otherwise required by applicable law, the Certificate of Incorporation or these Bylaws, the notice of any meeting of Stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each Stockholder entitled to vote at the meeting as of the record date for determining the Stockholders entitled to notice of the meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the Stockholder at such Stockholder’s address as it appears on the records of the Corporation.

Section 2.05 Adjournments. Any meeting of Stockholders, annual or special, may be adjourned from time to time by the chairperson of the meeting (or by the Stockholders in accordance with Section 2.06) to reconvene at the same or some other place, if any, and the same or some other time, and notice need not be given to the Stockholders of any such adjourned meeting if the time and place, if any, thereof, and the means of remote communications, if any, by which Stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting of Stockholders, the Corporation may transact any business which might have been transacted at the original meeting of Stockholders. If the adjournment is for more than 30 days, a notice of the adjourned meeting of Stockholders shall be given to each Stockholder of record entitled to vote at the adjourned meeting of Stockholders. If after the adjournment a new record date for determination of Stockholders entitled to vote is fixed for the adjourned meeting of Stockholders, the Board

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of Directors shall fix a new record date for determining Stockholders entitled to notice of such adjourned meeting of Stockholders in accordance with Section 2.09(a) of these Bylaws, and shall give notice of the adjourned meeting of Stockholders to each Stockholder of record entitled to vote at such adjourned meeting of Stockholders as of the record date fixed for notice of such adjourned meeting of Stockholders. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the Stockholder at such Stockholder’s address as it appears on the records of the Corporation.

Section 2.06 Quorum. At any meeting of the Stockholders, the holders of a majority of the voting power of the issued and outstanding shares of capital stock of the Corporation (“Stock”) entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by applicable law, the rules of any stock exchange upon which the Corporation’s securities are listed, the Certificate of Incorporation or these Bylaws. In the absence of a quorum, then either (i) the chairperson of the meeting or (ii) the Stockholders by the affirmative vote of a majority of the voting power of the outstanding shares of Stock entitled to vote thereon, present in person, or by remote communication, if applicable, or represented by proxy, shall have the power to recess or adjourn the meeting of Stockholders from time to time in the manner provided in Section 2.05 of these Bylaws until a quorum is present or represented. At any such recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed. Where a separate vote by a class or classes or series of Stock is required by applicable law or the Certificate of Incorporation, the holders of a majority of voting power of the shares of such class or classes or series of Stock issued and outstanding and entitled to vote on such matter, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

Section 2.07 Organization. Meetings of Stockholders shall be presided over by the Chairperson or by such other officer of the Corporation or Director as designated by the Board of Directors or the Chairperson, or in the absence of such person or designation, by a chairperson chosen at the meeting by the affirmative vote of a majority of the voting power of the outstanding shares of Stock present or represented at the meeting and entitled to vote at the meeting (provided there is a quorum). The Secretary of the Corporation (“Secretary”) shall act as secretary of the meeting, but in his or her absence, the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 2.08 Voting; Proxies.

(a) Each Stockholder entitled to vote at any meeting of Stockholders shall be entitled to the number of votes, if any, for each share of Stock held of record by such Stockholder which has voting power upon the matter in question as set forth in the Certificate of Incorporation or, if such voting power is not set forth in the Certificate of Incorporation, one vote per share. Voting at meetings of Stockholders need not be by written ballot. Unless otherwise provided in the Certificate of Incorporation, at all meetings of Stockholders for the election of Directors at which a quorum is present, a plurality of the votes cast shall be sufficient to elect Directors. No holder of shares of Stock shall have the right to cumulate votes. All other elections and questions presented to the Stockholders at a meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority of votes cast (excluding abstentions and broker non-votes) on such matter, unless a different or minimum vote is required by the Certificate of Incorporation, these Bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, in which case such different or minimum vote shall be the applicable vote on the matter.

(b) Each Stockholder entitled to vote at a meeting of Stockholders or express consent to corporate action in writing without a meeting (if permitted by the Certificate of Incorporation) may authorize another person or persons to act for such Stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law, including Rule 14a-19 promulgated under the Securities Exchange Act of 1934, as amended, filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A Stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person (or by means of remote communication, if applicable) or by delivering to the Secretary a revocation of the proxy or a new proxy bearing a later date. A proxy may be in the form of an electronic transmission which sets forth or is submitted with information from which it can be determined that the transmission was authorized by the Stockholder.

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Section 2.09 Fixing Date for Determination of Stockholders of Record.

(a) In order that the Corporation may determine the Stockholders entitled to notice of any meeting of Stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, unless otherwise required by applicable law, not be more than 60 nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the Stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining Stockholders entitled to notice of and to vote at a meeting of Stockholders shall be at the close of business on the day immediately preceding the day on which notice is given, or, if notice is waived, at the close of business on the day immediately preceding the day on which the meeting is held. A determination of Stockholders of record entitled to notice of or to vote at a meeting of Stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of Stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for Stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of Stockholders entitled to vote in accordance with the foregoing provisions of this Section 2.09(a) at the adjourned meeting.

(b) In order that the Corporation may determine the Stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of Stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall not be more than 60 days prior to such action. If no such record date is fixed, the record date for determining Stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(c) Unless otherwise restricted by the Certificate of Incorporation, in order that the Corporation may determine the Stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date for determining Stockholders entitled to consent to corporate action in writing without a meeting is fixed by the Board of Directors, (i) when no prior action of the Board of Directors is required by applicable law or the Certificate of Incorporation, the record date for such purpose shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law and (ii) if prior action by the Board of Directors is required by applicable law or the Certificate of Incorporation, the record date for such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

Section 2.10 List of Stockholders Entitled to Vote. The Corporation shall prepare, at least 10 days before every meeting of Stockholders, a complete list of the Stockholders entitled to vote at the meeting (provided, however, if the record date for determining the Stockholders entitled to vote is less than 10 days before the date of the meeting, the list shall reflect the Stockholders entitled to vote as of the 10th day before the meeting date), arranged in alphabetical order, and showing the address of each Stockholder and the number of shares registered in the name of each Stockholder as of the record date (or such other date). The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any Stockholder, for any purpose germane to the meeting at least 10 days prior to the meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting or (ii) during ordinary business hours at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to Stockholders. Such list shall presumptively determine the identity of the Stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the “stock ledger” shall be the only evidence as to who are the Stockholders entitled to examine the list of Stockholders required by this Section 2.10 or to vote in person or by proxy at any meeting of Stockholders. For purposes of these Bylaws, the term “stock ledger” means one or more records administered by or on behalf of the Corporation in which the names of all of the Corporation’s Stockholders of record, the address and number of shares registered in the name of each such Stockholder, and all issuances and transfers of Stock are recorded.

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Section 2.11 Inspectors of Election. The Corporation may, and shall if required by law, in advance of any meeting of Stockholders, appoint one or more inspectors of election, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of Stockholders, the person presiding at the meeting may, and to the extent required by law, shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspector or inspectors of election may appoint such persons to assist them in performing their duties as they determine. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of Stock outstanding and the voting power of each such share, (ii) determine the number of shares of Stock represented at the applicable meeting of the Stockholders and the validity of proxies and ballots, (iii) count and tabulate all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of Stock represented at the meeting and such inspectors’ count of all votes and ballots. Such certification and report shall specify such other information as may be required by applicable law. In determining the validity and counting of proxies and ballots cast at any meeting of Stockholders, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.

Section 2.12 Conduct of Meetings. The date and time of the opening and the closing of the polls for each matter upon which the Stockholders will vote at a meeting of the Stockholders shall be announced at the meeting by the person presiding over the meeting designated in accordance with Section 2.07. After the polls close, no ballots, proxies or votes or any revocations or changes thereto may be accepted. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of Stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the person presiding over any meeting of Stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the presiding person of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to Stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the presiding person of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of Stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine that a matter or business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to such meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board of Directors or the person presiding over the applicable meeting of Stockholders, meetings of Stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 2.13 Advance Notice Procedures for Business Brought before a Meeting. This Section 2.13 shall apply to any business that may be brought before an annual meeting of Stockholders other than nominations for election to the Board of Directors at such a meeting, which shall be governed by Section 2.14. Stockholders seeking to nominate persons for election to the Board of Directors must comply with Section 2.14, and this Section 2.13 shall not be applicable to nominations for election to the Board of Directors except as expressly provided in Section 2.14.

(a) At an annual meeting of the Stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting of the Stockholders, business must be (a) specified in a notice of meeting of the Stockholders (or any supplement or amendment thereto) given by or at the direction of the Board of Directors or a duly authorized committee thereof, (b) if not specified in a notice of meeting of the Stockholders, otherwise brought before the meeting by the Board of Directors or the chairperson of the meeting, or (c) otherwise properly brought before the meeting by a Stockholder present in person, or by remote communication, if applicable, who (A) (1) was a Stockholder of record of the Corporation both at the time of giving the notice provided for in this Section 2.13 and at the time of the meeting, (2) is entitled to vote at the meeting and (3)

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has complied with this Section 2.13 in all respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”), which proposal has been included in the proxy statement for such annual meeting of the Stockholders. The foregoing clause (c) shall be the exclusive means for a Stockholder to propose business to be brought before an annual meeting of the Stockholders. The only matters that may be brought before a special meeting of the Stockholders are the matters specified in the Corporation’s notice of meeting of the Stockholders given by or at the direction of the person calling the meeting pursuant to the Certificate of Incorporation and Section 2.03. For purposes of this Section 2.13 and Section 2.14, “present in person” shall mean that the Stockholder proposing that the business be brought before the annual meeting or special meeting of the Stockholders, as applicable, or, if the proposing Stockholder is not an individual, a qualified representative of such proposing Stockholder, appear in person at such annual or special meeting of the Stockholders, and a “qualified representative” of such proposing Stockholder shall be, if such proposing Stockholder is (x) a general or limited partnership, any general partner or person who functions as a general partner of the general or limited partnership or who controls the general or limited partnership, (y) a corporation or a limited liability company, any officer or person who functions as an officer of the corporation or limited liability company or any officer, director, general partner or person who functions as an officer, director or general partner of any entity ultimately in control of the corporation or limited liability company or (z) a trust, any trustee of such trust.

(b) Without qualification, for business to be properly brought before an annual meeting of the Stockholders by a Stockholder, the Stockholder must (a) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary and (b) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.13. To be timely, a Stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the one-year anniversary of the immediately preceding year’s annual meeting (which, in the case of the first annual meeting of Stockholders following the Effective Time (as defined in the Certificate of Incorporation), shall be deemed to be [•]); provided, however, that if the date of the annual meeting of the Stockholders is more than 30 days before or more than 60 days after such anniversary date, notice by such Stockholder to be timely must be so delivered, or mailed and received, not later than the later of (A) the 90th day prior to such annual meeting and (B) the 10th day following the day on which public disclosure of the date of such annual meeting was first made (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.

(c) To be in proper form for purposes of this Section 2.13, a Stockholder’s notice to the Secretary shall set forth:

(i) As to each Proposing Person (as defined below), (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (B) the number of shares of each class or series of Stock of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of Stock of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (A) and (B) are referred to as “Stockholder Information”);

(ii) As to each Proposing Person, (A) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of Stock of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the

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notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (B) any rights to dividends on the shares of any class or series of Stock of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (C) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or Directors, or any affiliate of the Corporation, (D) any other material relationship between such Proposing Person, on the one hand, and the Corporation or any affiliate of the Corporation, on the other hand, (E) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement) and (F) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the applicable meeting of the Stockholders pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (A) through (F) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the Stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner; and

(iii) As to each item of business that the Stockholder proposes to bring before the annual meeting of the Stockholders, (A) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and the text of any proposed amendment to these Bylaws), (C) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other person or entity (including their names) in connection with the proposal of such business by such Stockholder and (D) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this Section 2.13(c)(iii) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the Stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner.

(d) For purposes of this Section 2.13, the term “Proposing Person” shall mean (a) the Stockholder providing the notice of business proposed to be brought before an annual meeting of the Stockholders, (b) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting of the Stockholders is made, (c) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such Stockholder in such solicitation.

(e) A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting of the Stockholders, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.13 shall be true and correct as of the record date for notice of the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for notice of the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof).

(f) Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting of the Stockholders that is not properly brought before the meeting in accordance with this Section 2.13. The presiding officer of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.13, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

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(g) In addition to the requirements of this Section 2.13 with respect to any business proposed to be brought before an annual meeting of the Stockholders, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.13 shall be deemed to affect the rights of Stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(h) For purposes of these Bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

Section 2.14 Advance Notice Procedures for Nominations of Directors.

(a) Nominations of any person for election to the Board of Directors at an annual meeting or at a special meeting of the Stockholders (but only if the election of Directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting of the Stockholders) may be made at such meeting only (a) by or at the direction of the Board of Directors, including by any committee or persons authorized to do so by the Board of Directors or these Bylaws, or (b) by a Stockholder present in person (as defined in Section 2.13) (1) who was a Stockholder of record of the Corporation both at the time of giving the notice provided for in this Section 2.14 and at the time of the meeting, (2) is entitled to vote at the meeting and (3) has complied with this Section 2.14 as to such notice and nomination. The foregoing clause (b) shall be the exclusive means for a Stockholder to make any nomination of a person or persons for election to the Board of Directors at any annual meeting or special meeting of the Stockholders.

(b)

(i) Without qualification, for a Stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting of the Stockholders, the Stockholder must (a) provide Timely Notice (as defined in Section 2.13(b)) thereof in writing and in proper form to the Secretary at the principal executive offices of the Corporation, (b) provide the information, agreements and questionnaires with respect to such Stockholder and its candidate for nomination as required by this Section 2.14, and (c) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.14.

(ii) Without qualification, if the election of Directors is a matter specified in the notice of meeting given by or at the direction of the person calling a special meeting of the Stockholders, then for a Stockholder to make any nomination of a person or persons for election to the Board of Directors at a special meeting of the Stockholders, the Stockholder must (a) provide timely notice thereof in writing and in proper form to the Secretary at the principal executive offices of the Corporation, (b) provide the information, agreements and questionnaires with respect to such Stockholder and its candidate for nomination required by this Section 2.14, and (c) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.14. To be timely for purposes of this Section 2.14(b)(ii), a Stockholder’s notice for nominations to be made at a special meeting of the Stockholders must be delivered to, or mailed to and received by the Secretary not earlier than the 120th day prior to such special meeting and not later than the 90th day prior to such special meeting or, if later, the 10th day following the day on which public disclosure (as defined in Section 2.13(h)) of the date of such special meeting was first made.

(iii) In no event shall any adjournment or postponement of an annual meeting or special meeting of the Stockholders or the announcement thereof commence a new time period for the giving of a Stockholder’s notice as described above.

(iv) In no event may a Nominating Person (as defined below) provide notice under this Section 2.14 or otherwise with respect to a greater number of Director candidates than are subject to election by Stockholders at the applicable meeting. If the Corporation shall, subsequent to such notice, increase the number of Directors subject to election at the meeting, such notice as to any additional nominees shall be due on the later of (i) the conclusion of the time period for Timely Notice (with respect to an annual meeting of the Stockholders), (ii) the date set forth in Section 2.14(b)(ii) (with respect to a special meeting) or (iii) the 10th day following the date of public disclosure (as defined in Section 2.13(h)) of such increase.

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(c) To be in proper form for purposes of this Section 2.14, a Stockholder’s notice to the Secretary shall set forth:

(i) As to each Nominating Person, the Stockholder Information (as defined in Section 2.13(c)(i)) except that for purposes of this Section 2.14, the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.13(c)(i);

(ii) As to each Nominating Person, any Disclosable Interests (as defined in Section 2.13(c)(ii), except that for purposes of this Section 2.14 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.13(c)(ii) and the disclosure with respect to the business to be brought before the meeting of the Stockholders in Section 2.13(c)(iii) shall be made with respect to nomination of each person for election as a Director at such meeting); and

(iii) As to each candidate whom a Nominating Person proposes to nominate for election as a Director, (A) all information with respect to such candidate for nomination that would be required to be set forth in a Stockholder’s notice pursuant to this Section 2.14 if such candidate for nomination were a Nominating Person, (B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of Directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the Corporation’s proxy statement as a nominee and to serving as a Director if elected), (C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a Director or executive officer of such registrant, and (D) a completed and signed questionnaire, representation and agreement as provided in Section 2.14(f).

(d) For purposes of this Section 2.14, the term “Nominating Person” shall mean (a) the Stockholder providing the notice of the nomination proposed to be made at the meeting of the Stockholders, (b) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made and (c) any other participant in such solicitation.

(e) A Stockholder providing notice of any nomination proposed to be made at a meeting of the Stockholders shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.14 shall be true and correct as of the record date for notice of the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for notice of the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof).

(f) To be eligible to be a candidate for election as a Director at an annual or special meeting of the Stockholders, a candidate must be nominated in the manner prescribed in this Section 2.14 and the candidate for nomination, whether nominated by the Board of Directors or by a Stockholder of record, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board of Directors), to the Secretary at the principal executive offices of the Corporation, (a) a completed written questionnaire (in the form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such candidate for nomination and (b) a written representation and agreement (in the form provided by the Corporation) that such candidate for nomination (A) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a Director that has not been disclosed in such written questionnaire and (B) if elected as a Director, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to all Directors and in effect during such person’s term in office as a Director (and, if requested by any candidate for nomination, the Secretary shall provide to such candidate for nomination all such policies and guidelines then in effect).

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(g) The Board of Directors may also require any proposed candidate for nomination as a Director to furnish such other information as may reasonably be requested by the Board of Directors in writing prior to the meeting of Stockholders at which such candidate’s nomination is to be acted upon in order for the Board of Directors to determine the eligibility of such candidate for nomination to be an independent Director in accordance with the Corporation’s Corporate Governance Guidelines.

(h) In addition to the requirements of this Section 2.14 with respect to any nomination proposed to be made at a meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.

(i) No candidate shall be eligible for nomination as a Director unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with this Section 2.14, as applicable. The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with this Section 2.14, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots case for the nominee in question) shall be void and of no force or effect.

(j) Notwithstanding anything in these Bylaws to the contrary, no candidate for nomination shall be eligible to be seated as a Director unless nominated and elected in accordance with this Section 2.14.

(k) Notwithstanding the foregoing provisions of this Section 2.14, unless otherwise required by law, if any Nominating Person giving notice provided by this Section 2.14 provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act and subsequently fails to comply with the requirements of Rule 14a-19(a)(2) and Rule 14a-19(a)(3) promulgated under the Exchange Act, then the Corporation shall disregard any proxies or votes solicited for the Nominating Person’s nominee. Upon request by the Corporation, if any Nominating Person provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act, such Nominating Person shall deliver to the Corporation, no later than five (5) business days prior to the applicable meeting, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act.

Section 2.15 Delivery to the Corporation. Whenever this Article II requires one or more persons (including a record or beneficial owner of Stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents to the Corporation required by this Article II.

Article III.
Board of Directors

Section 3.01 Powers. Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 3.02 Number; Tenure; Qualifications. Subject to the Certificate of Incorporation and the rights of holders of any series of preferred Stock to elect Directors, the total number of Directors constituting the entire Board of Directors shall be fixed from time to time exclusively by resolution of the Board of Directors. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires. The Directors shall be classified in the manner provided in the Certificate of Incorporation. Each Director shall hold office until such time as provided in the Certificate of Incorporation. Directors need not be Stockholders to be qualified for election or service as a Director.

Section 3.03 Election, Qualification and Term of Office of Directors. Except as provided in these Bylaws, and subject to the Certificate of Incorporation, each Director, including a Director elected to fill a vacancy or newly created directorship, shall hold office until the expiration of the term of the class, if any, for which elected and until such Director’s successor is elected and qualified or until such Director’s earlier death, resignation, disqualification or removal. Directors need not be Stockholders. The Certificate of Incorporation or these Bylaws may prescribe qualifications for Directors.

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Section 3.04 Resignation and Vacancies.

(a) Any Director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. When one or more Directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the Directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each Director so chosen shall hold office as provided in Section 3.03.

(b) Unless otherwise provided in the Certificate of Incorporation or these Bylaws, vacancies resulting from the death, resignation, disqualification or removal of any Director, and newly created directorships resulting from any increase in the authorized number of Directors shall be filled only by a majority of the Directors then in office, although less than a quorum, or by a sole remaining Director.

Section 3.05 Regular Meetings. Regular meetings of the Board of Directors may be held at such places, if any, within or without the State of Delaware, and at such times as has been designated by the Board of Directors and publicized among all Directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other means of electronic transmission. No further notice shall be required for regular meetings of the Board of Directors.

Section 3.06 Special Meetings. Special meetings of the Board of Directors may be called by the Chairperson, the Chief Executive Officer, the President, the Secretary or a majority of the Directors then in office and shall be held at such time, date and place, if any, within or without the State of Delaware as he or she or they shall fix. Notice to Directors of the date, place and time of any special meeting of the Board of Directors shall be given to each Director by the Secretary or by the officer or one of the Directors calling the meeting. Such notice may be given in person, by United States first-class mail, or by e-mail, telephone, telecopier, facsimile or other means of electronic transmission. If the notice is delivered in person, by e-mail, telephone, telecopier, facsimile or other means of electronic transmission, it shall be delivered or sent at least 24 hours before the time of holding of the meeting. If the notice is sent by mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. The notice need not specify the place of the meeting if the meeting is to be held at the Corporation’s principal executive office nor the purpose of the meeting.

Section 3.07 Place of Meetings; Telephonic Meetings. The Board of Directors may hold meetings, both regular and special, either within or outside the State of Delaware. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, Directors may participate in any meetings of the Board of Directors or a committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting of the Board of Directors pursuant to this Section 3.07 shall constitute presence in person at such meeting.

Section 3.08 Quorum; Vote Required for Action. At all meetings of the Board of Directors, unless otherwise provided by the Certificate of Incorporation, a majority of the total number of Directors shall constitute a quorum for the transaction of business; provided that, solely for the purposes of filling vacancies pursuant to Section 3.04, a meeting of the Board of Directors may be held if a majority of the Directors then in office participate in such meeting. The affirmative vote of a majority of the Directors present at any meeting of the Board of Directors at which a quorum is present shall be the act of the Board of Directors, except as may be otherwise specifically required by applicable law, the Certificate of Incorporation or these Bylaws. If a quorum is not present at any meeting of the Board of Directors, then the Directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

Section 3.09 Organization. Meetings of the Board of Directors shall be presided over by the Chairperson, or in his or her absence by the person whom the Chairperson shall designate, or in the absence of the foregoing persons by a chairperson chosen at the meeting by the affirmative vote of a majority of the Directors present at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence, the chairperson of the meeting may appoint any person to act as secretary of the meeting.

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Section 3.10 Action by Unanimous Consent of Directors. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting of the Board of Directors if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing or by electronic transmission. Thereafter, the writing or writings or electronic transmissions shall be filed with the minutes of proceedings of the Board of Directors or such committee in accordance with applicable law. Such action by written consent or consent by electronic transmission shall have the same force and effect as a unanimous vote of the Board of Directors.

Section 3.11 Compensation of Directors. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board of Directors shall have the authority to fix the compensation, including fees and reimbursements of expenses, of Directors for services to the Corporation in any capacity. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor. Any Director may decline any or all such compensation payable to such Director in his or her discretion.

Section 3.12 Chairperson. The Board of Directors may appoint from its members a chairperson (the “Chairperson”). The Board of Directors may, in its sole discretion, from time to time appoint one or more vice chairpersons (each, a “Vice Chairperson”), each of whom in such capacity shall report directly to the Chairperson.

Article IV.
Committees

Section 4.01 Committees. The Board of Directors may designate one (1) or more committees, each committee to consist of one (1) or more of the Directors. The Board of Directors may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of a member of any committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent permitted by applicable law and to the extent provided in a resolution of the Board of Directors, shall have and may exercise all of the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation (if one is adopted) to be affixed to all papers which may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the Stockholders, any action or matter expressly required by the DGCL to be submitted to Stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation. Except as otherwise provided in the Certificate of Incorporation, these Bylaws, or the resolution of the Board of Directors designating the committee, a committee may create one (1) or more subcommittees, each subcommittee to consist of one (1) or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee. Except as otherwise provided in the Certificate of Incorporation, these Bylaws, or the resolution of the Board of Directors designating the committee (or resolution of the committee designating the subcommittee, if applicable), a majority of the Directors then serving on a committee or subcommittee, as applicable, shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee or subcommittee, as applicable, present at a meeting at which a quorum is present shall be the act of the committee or subcommittee, as applicable. Meetings of any committee of the Board of Directors may be held at any time or place, if any, within or without the State of Delaware whenever called by the Chairperson or a majority of the members of such committee.

Section 4.02 Committee Minutes. Each committee of the Board of Directors shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

Section 4.03 Committee Rules. Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may make, alter and repeal rules for the conduct of its business. In the absence of such rules, each such committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article III.

Article V.
Officers

Section 5.01 Officers. The officers of the Corporation shall include a Chief Executive Officer, a President and a Secretary. The Corporation may also have, at the discretion of the Board of Directors, a Chairperson, a Vice Chairperson, a Chief Financial Officer, a Treasurer, one (1) or more Vice Presidents, one (1) or more Assistant Vice

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Presidents, one (1) or more Assistant Treasurers, one (1) or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these Bylaws. Each officer of the Corporation shall hold office for such term as may be prescribed by the Board of Directors and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. No officer need be a Stockholder or Director.

Section 5.02 Appointment of Officers. The Board of Directors shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.03.

Section 5.03 Subordinate Officer. The Board of Directors may appoint, or empower the Chief Executive Officer of the Corporation or, in the absence of a Chief Executive Officer of the Corporation, the President of the Corporation, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these Bylaws or as the Board of Directors may from time to time determine.

Section 5.04 Removal and Resignation of Officers. Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board of Directors or, except in the case of an officer chosen by the Board of Directors, by any officer upon whom such power of removal may be conferred by the Board of Directors. Any officer may resign at any time by giving notice in writing or by electronic transmission to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. If a resignation is made effective at a later date and the Corporation accepts the future effective date, the Board of Directors may fill the pending vacancy before the effective date if the Board of Directors provides that the successor shall not take office until the effective date. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

Section 5.05 Vacancies in Offices. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors or as provided in Section 5.02.

Section 5.06 Representation of Shares of Other Entities. Unless otherwise directed by the Board of Directors, the Chairperson, the Chief Executive Officer, or the President of this Corporation, or any other person authorized by the Board of Directors, the Chief Executive Officer or the President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares or voting securities of any other corporation or other person standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

Section 5.07 Authority and Duties of Officers. All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board of Directors.

Section 5.08 Compensation. The compensation of the officers of the Corporation for their services as such shall be fixed from time to time by or at the direction of the Board of Directors. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he or she is also a Director.

Article VI.
Records

Section 6.01 Records. A stock ledger consisting of one or more records in which the names of all of the Stockholders of record, the address and number of shares registered in the name of each such Stockholder, and all issuances and transfers of Stock are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of Stockholders specified in Sections 219 and 220 of the DGCL, (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL, and (iii) record transfers of Stock as governed by Article 8 of the Uniform Commercial Code as adopted in the State of Delaware.

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Article VII.
General Matters

Section 7.01 Execution of Corporate Contracts and Instruments. The Board of Directors, except as otherwise provided in these Bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances.

Section 7.02 Stock Certificates.

(a) The shares of Stock shall be represented by certificates, provided that the Board of Directors by resolution may provide that some or all of the shares of any class or series of Stock shall be uncertificated. Certificates for the shares of Stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of Stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The Chairperson or Vice Chairperson, Chief Executive Officer, the President, Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

(b) The Corporation may issue the whole or any part of its shares of Stock as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

Section 7.03 Special Designation of Certificates. If the Corporation is authorized to issue more than one class of Stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of Stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or on the back of the certificate that the Corporation shall issue to represent such class or series of Stock (or, in the case of uncertificated shares, set forth in a notice provided pursuant to Section 151 of the DGCL); provided, however, that except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face of back of the certificate that the Corporation shall issue to represent such class or series of Stock (or, in the case of any uncertificated shares, included in the aforementioned notice) a statement that the Corporation will furnish without charge to each Stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of Stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 7.04 Lost Certificates. Except as provided in this Section 7.04, no new certificates for shares of Stock shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of Stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Section 7.05 Shares Without Certificates. The Corporation may adopt a system of issuance, recordation and transfer of its shares of Stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.

Section 7.06 Construction; Definitions. Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.

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Section 7.07 Dividends. The Board of Directors, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its Stock. Dividends may be paid in cash, in property or in shares of Stock. The Board of Directors may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

Section 7.08 Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

Section 7.09 Seal. The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board of Directors. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 7.10 Transfer of Stock. Shares of Stock shall be transferable in the manner prescribed by law and in these Bylaws. Shares of Stock shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of Stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the persons from and to whom it was transferred.

Section 7.11 Stock Transfer Agreements. The Corporation shall have power to enter into and perform any agreement with any number of Stockholders of any one or more classes or series of Stock to restrict the transfer of shares of Stock of any one or more classes owned by such Stockholders in any manner not prohibited by the DGCL.

Section 7.12 Registered Stockholders. The Corporation shall (i) be entitled to recognize the exclusive right of a person registered on its books as the owner of shares of Stock to receive dividends and to vote as such owner; and (ii) not be bound to recognize any equitable or other claim to or interest in such share or shares of Stock on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

Section 7.13 Waiver of Notice. Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these Bylaws.

Article VIII.
Notice

Section 8.01 Delivery of Notice; Notice by Electronic Transmission.

(a) Without limiting the manner by which notice otherwise may be given effectively to Stockholders, any notice to Stockholders given by the Corporation under any provisions of the DGCL, the Certificate of Incorporation, or these Bylaws may be given in writing directed to the Stockholder’s mailing address (or by electronic transmission directed to the Stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such Stockholder’s address or (3) if given by electronic mail, when directed to such Stockholder’s electronic mail address unless the Stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.

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(b) Without limiting the manner by which notice otherwise may be given effectively to Stockholders, any notice to Stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a form of electronic transmission consented to by the Stockholder to whom the notice is given. Any such consent shall be revocable by the Stockholder by written notice or electronic transmission to the Corporation. Notwithstanding the provisions of this paragraph, the Corporation may give a notice by electronic mail in accordance with Section 8.01(a) without obtaining the consent required by this Section 8.01(b).

(c) Any notice given pursuant to Section 8.01(b) shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the Stockholder has consented to receive notice; (ii) if by a posting on an electronic network together with separate notice to the Stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (iii) if by any other form of electronic transmission, when directed to the Stockholder. Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (1) the Corporation is unable to deliver by such electronic transmission two (2) consecutive notices given by the Corporation and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to discover such inability shall not invalidate any meeting or other action. An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Article IX.
Indemnification

Section 9.01 Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, any Director or officer of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a Director or officer of the Corporation or, while serving as a Director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership (a “covered person”), joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such person in connection with any such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 9.04, the Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized in the specific case by the Board of Directors.

Section 9.02 Indemnification of Others. The Corporation shall have the power to indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any employee or agent of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any Proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding.

Section 9.03 Prepayment of Expenses. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by any covered person, and may pay the expenses incurred by any employee or agent of the Corporation, in defending any Proceeding in advance of its final disposition; provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified under this Article IX or otherwise.

Section 9.04 Determination; Claim. If a claim for indemnification (following the final disposition of such Proceeding) under this Article IX is not paid in full within 60 days, or a claim for advancement of expenses under this Article IX is not paid in full within 30 days, after a written claim therefor has been received by the Corporation the claimant may thereafter (but not before) file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In

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any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

Section 9.05 Non-Exclusivity of Rights. The rights conferred on any person by this Article IX shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these Bylaws, agreement, vote of Stockholders or disinterested Directors or otherwise.

Section 9.06 Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the DGCL.

Section 9.07 Other Indemnification. The Corporation hereby acknowledges that certain covered persons may have rights to indemnification and advancement of expenses (directly or through insurance) provided by one or more third parties (collectively, the “Other Indemnitors”), and which may include third parties for whom such covered person serves as a manager, member, officer, employee or agent. The Corporation hereby agrees that (i) the Corporation is the indemnitor of first resort with respect to all covered persons and all obligations to indemnify and provide advancement of expenses to covered persons, (ii) the Corporation shall be required to indemnify and advance the full amount of expenses incurred by the covered persons, to the fullest extent required by law, the terms of these Bylaws, the Certificate of Incorporation, any agreement to which the Corporation is a party, any vote of the stockholders or the Board, or otherwise, without regard to any rights the covered persons may have against the Other Indemnitors and (iii) to the fullest extent permitted by law, the Corporation irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof. The Corporation further agrees that no advancement or payment by the Other Indemnitors with respect to any claim for which the covered persons have sought indemnification from the Corporation shall affect the foregoing, and the Other Indemnitors shall have a right of contribution and/or subrogation to the extent of any such advancement or payment to all of the rights of recovery of the covered persons against the Corporation. These rights shall be a contract right, and the Other Indemnitors are express third party beneficiaries of the terms of this paragraph. Notwithstanding anything to the contrary herein, the obligations of the Corporation under this paragraph shall only apply to covered persons in their capacity as covered persons.

Section 9.08 Continuation of Indemnification. The rights to indemnification and to prepayment of expenses provided by, or granted pursuant to, this Article IX shall continue notwithstanding that the person has ceased to be a Director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributees of such person.

Section 9.09 Amendment or Repeal; Interpretation.

(a) The provisions of this Article IX shall constitute a contract between the Corporation, on the one hand, and, on the other hand, each individual who serves or has served as a Director or officer of the Corporation (whether before or after the adoption of these Bylaws), in consideration of such person’s performance of such services, and, pursuant to this Article IX, the Corporation intends to be legally bound to each such current or former Director or officer of the Corporation. With respect to current and former Directors and officers of the Corporation, the rights conferred under this Article IX are present contractual rights and such rights are fully vested, and shall be deemed to have vested fully, immediately upon adoption of theses Bylaws. With respect to any Directors or officers of the Corporation who commence service following adoption of these Bylaws, the rights conferred under this provision shall be present contractual rights and such rights shall fully vest, and be deemed to have vested fully, immediately upon such Director or officer commencing service as a Director or officer of the Corporation. Any repeal or modification of the foregoing provisions of this Article IX shall not adversely affect any right or protection (i) hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification or (ii) under any agreement providing for indemnification or advancement of expenses to an officer or Director of the Corporation in effect prior to the time of such repeal or modification.

(b) Any reference to an officer of the Corporation in this Article IX shall be deemed to refer exclusively to the Chief Executive Officer, President, and Secretary, or other officer of the Corporation appointed by (x) the Board of Directors pursuant to Article V or (y) an officer to whom the Board of Directors has delegated the power to appoint

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officers pursuant to Article V, and any reference to an officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors (or equivalent governing body) of such other entity pursuant to the certificate of incorporation and bylaws (or equivalent organizational documents) of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The fact that any person who is or was an employee of the Corporation or an employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise has been given or has used the title of “Vice President” or any other title that could be construed to suggest or imply that such person is or may be an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall not result in such person being constituted as, or being deemed to be, an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for purposes of this Article IX.

Article X.
Amendments

Section 10.01 The Board of Directors is expressly empowered to adopt, amend or repeal these Bylaws. The Stockholders also shall have power to adopt, amend or repeal these Bylaws; provided, however, that such action by Stockholders shall require, in addition to any other vote required by the Certificate of Incorporation or applicable law, the affirmative vote of the holders of at least two-thirds of the voting power of all the then outstanding shares of voting Stock of the Corporation with the power to vote generally in an election of Directors, voting together as a single class.

Article XI.
Definitions

Section 11.01 As used in these Bylaws, unless the context otherwise requires, the following terms shall have the following meanings:

An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

An “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information).

An “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.

The term “person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

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ANNEX E

FORM OF
AMENDED AND RESTATED
REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [•], is made and entered into by and among Intuitive Machines, Inc., a Delaware corporation (formerly known as Inflection Point Acquisition Corp., a Cayman Islands exempted company limited by shares, prior to the Domestication (as defined herein)) (the “Company”), Inflection Point Holdings LLC, a Cayman Islands limited liability company (the “Sponsor”), the members of the Sponsor identified on the signature pages hereto under “Other Sponsor Holders” (such members, together with the Sponsor, the “Sponsor Holders”), each of the undersigned parties listed on the signature page hereto under “Intuitive Holders” (the “Intuitive Holders”) and each of the undersigned parties listed on the signature page hereto under “Other Holders” (the “Other Holders” and each such party, together with the Sponsor, the Sponsor Holders, the Intuitive Holders and any Person who hereafter becomes a party to this Agreement pursuant to Section 5.2, a “Holder” and collectively the “Holders”).

RECITALS

WHEREAS, the Company and certain Sponsor Holders are party to that certain Registration Rights Agreement, dated as of September 21, 2021 (the “Original RRA”);

WHEREAS, the Company is party to that certain Business Combination Agreement, dated as of September 16, 2022 (as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and between the Company and Intuitive Machines, LLC, a Delaware limited liability company (formerly a Texas limited liability company) (“Legacy Intuitive Machines”);

WHEREAS, prior to the date hereof and subject to the conditions of the Business Combination Agreement, the Company migrated to and domesticated as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended, and the Cayman Islands Companies Law (As Revised) (the “Domestication”);

WHEREAS, pursuant to the Business Combination Agreement, on the date hereof, the Company contributed to Legacy Intuitive Machines the Closing Contributions (as defined in the Business Combination Agreement) in exchange for common units of Legacy Intuitive Machines (“Common Units”) (the “Contribution” and, together with the other transactions contemplated by the Business Combination Agreement, the “Transactions”);

WHEREAS, on the date hereof, in connection with the Closing of the Transactions, the Company issued to the Intuitive Holders an aggregate of [•] shares of Class B Common Stock (as defined herein) and [•] shares of Class C Common Stock (as defined herein) pursuant to those certain subscription agreements, each dated as of the date hereof, by and between the Company and each such Intuitive Holder;

WHEREAS, on the date hereof, the Company issued [•] shares of 10.0% Series A Cumulative Convertible Preferred Stock of the Company (the “Preferred Shares”) and [•] Class A Common Stock Purchase Warrants (the “Preferred Investor Warrants”) to certain investors pursuant to that certain stock purchase agreement, dated as of September 16, 2022, by and among the Company and such investors;

WHEREAS, pursuant to Section 5.5 of the Original RRA, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Holders (as defined in the Original RRA) (the “Original Holders”) of at least a majority in interest of the Registrable Securities (as defined in the Original RRA) (the “Original Registrable Securities”) at the time in question, and the Sponsor Holders party hereto are Original Holders of at least a majority in interest of the Original Registrable Securities as of the date hereof; and

WHEREAS, in connection with the consummation of the transactions described above, the Company and the Original Holders desire to amend and restate the Original RRA in its entirety as set forth herein, and the Company and the Holders desire to enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to the Registrable Securities (as defined below) on the terms and conditions set forth in this Agreement.

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NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Article I
DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Additional Holder” shall have the meaning given in Section 5.10.

“Additional Holder Common Stock” shall have the meaning given in Section 5.10.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or Chief Financial Officer of the Company or the Board, in each case, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble hereto.

“Board” shall mean the board of directors of the Company.

“Business Combination Agreement” shall have the meaning given in the Recitals hereto.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Class A Common Stock” means Class A common stock, par value $0.0001 per share, of the Company.

“Class B Common Stock” means Class B common stock, par value $0.0001 per share, of the Company.

“Class C Common Stock” means Class C common stock, par value $0.0001 per share, of the Company.

“Closing” shall have the meaning given in the Business Combination Agreement.

“Closing Date” shall have the meaning given in the Business Combination Agreement.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Common Stock” shall have the meaning given in the Recitals hereto.

“Common Units” shall have the meaning given in the Recitals hereto.

“Company” shall have the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“Competing Registration Rights” shall have the meaning given in Section 5.7.

“Demanding Holder” shall have the meaning given in Section 2.1.4.

“Earn Out Units” shall have the meaning given in the Business Combination Agreement.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as it may be amended from time to time.

“FINRA” shall mean the Financial Industry Regulatory Authority, Inc.

“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.

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“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Holder Information” shall have the meaning given in Section 4.1.2.

“Holders” shall have the meaning given in the Preamble hereto, for so long as such Person holds any Registrable Securities.

“Intuitive Holders” shall have the meaning given in the Preamble hereto.

“Intuitive Holders Lock-Up Agreement” means the lock-up agreement, dated [•], entered into by the Company and the Intuitive Holders.

“Joinder” shall have the meaning given in Section 5.10.

“Law” shall mean any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, order or consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority

“Legacy Intuitive Machines” shall have the meaning given in the Recitals hereto.

“Legal Proceeding” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Lock-Up Agreements” means the Intuitive Holder Lock-Up Agreement and the Sponsor Holder Lock-Up Agreement, collectively.

“Lock-Up Period” shall mean (a) with respect to the Sponsor Holders and their respective Permitted Transferees, the lock-up period specified with respect to a party in the Sponsor Holder Lock-Up Agreement, (b) with respect to the Intuitive Holders and their respective Permitted Transferees, the lock-up period specified with respect to a party in the Intuitive Holder Lock-Up Agreement and (c) with respect to the Other Holders and their respective Permitted Transferees, [•].

“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.

“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“Original Registrable Securities” shall have the meaning given in the Recitals hereto.

“Original RRA” shall have the meaning given in the Recitals hereto.

“Other Coordinated Offering” shall have the meaning given in Section 2.4.1.

“Permitted Transferees” means persons to whom a holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the applicable Lock-Up Period pursuant to the applicable Lock-Up Agreement.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Piggyback Registration” shall have the meaning given in Section 2.2.1.

“Preferred Shares” shall have the meaning given in the Recitals hereto.

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“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Purchaser Common Warrants” shall have the meaning given in the Business Combination Agreement.

“Registrable Security” shall mean (i) any outstanding shares of Class A Common Stock held by a Holder immediately following the Closing (other than the Sponsor Earn Out Shares), (ii) any shares of Class A Common Stock that may be acquired by Holders upon the exercise, conversion or redemption of any other security of the Company or other right to acquire Class A Common Stock held by a Holder immediately following the Closing, including, for the avoidance of doubt, shares of Class A Common Stock issuable upon (A) the redemption or exchange of Common Units in accordance with the LLCA (other than the Earn Out Units), (B) the exchange or conversion of shares of Preferred Shares and (C) the exercise of the Warrants, (iii) the Sponsor Earn Out Shares (provided that, prior to the release of such Sponsor Earn Out Shares to Sponsor in accordance with the terms of the Sponsor Support Agreement and the Stock Escrow and Earn Out Agreement, the Sponsor Earn Out Shares shall only be deemed to be “Registrable Securities” for purposes of Sections 2.1.1, 2.1.2 and 2.1.3), (iv) any shares of Class A Common Stock issuable upon the redemption or exchange of the Earn Out Units in accordance with the LLCA, (v) any outstanding shares of Class A Common Stock or warrants to purchase shares of Class A Common Stock (including the Warrants and any shares of Class A Common Stock issued or issuable upon the exercise of any such warrant) of the Company held by a Holder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company and (iv) any other equity security of the Company issued or issuable with respect to any securities referenced in clause (i), (ii), (iii), (iv) or (v) above by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of the following events: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder to a Person that is not an “affiliate” (as defined in Rule 144) of the Company and new certificates for such securities not bearing (or book-entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (ii) such securities shall have been otherwise transferred, new certificates for such securities not bearing (or book-entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; (iv) such securities may be sold without registration pursuant to Rule 144 (but with no volume or other restrictions or limitations including as to manner or timing of sale or current public information requirements); and (v) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a Registration Statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with FINRA) and any national securities exchange on which the Class A Common Stock is then listed;

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for the Company;

(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F) reasonable fees and expenses of one (1) legal counsel selected by the majority in interest of the Demanding Holders in an Underwritten Offering or Other Coordinated Offering.

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“Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including any Shelf, and, in each case, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement and all exhibits to, and all material incorporated by reference in, such registration statement.

“Requesting Holders” shall have the meaning given in Section 2.1.5.

“Rule 144” shall mean Rule 144 promulgated under the Securities Act, as amended from time to time, or any similar successor rule thereto that may be promulgated by the Commission.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended from time to time.

“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf, or any Subsequent Shelf Registration, as the case may be.

“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act, as amended from time to time, or any similar successor rule thereto that may be promulgated by the Commission.

“Shelf Takedown” shall mean an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” shall have the meaning given in the Preamble hereto.

“Sponsor Earn Out Shares” shall have the meaning given in the Sponsor Support Agreement.

“Sponsor Holders” shall have the meaning given in the Preamble hereto.

“Sponsor Holders Lock-Up Agreement” means the lock-up agreement, dated [•], entered into by the Company and the Sponsor Holders.

“Sponsor Majority Holders” shall mean the Sponsor Holders holding in the aggregate a majority of the Registrable Securities then held by the Sponsor Holders.

“Sponsor Support Agreement” shall mean that certain Sponsor Support Agreement, dated as of September 16, 2022, by and among the Company, Sponsor and Legacy Intuitive Machines.

“Stock Escrow and Earn Out Agreement” shall mean that certain Stock Escrow and Earn Out Agreement, dated as of the date hereof, by and between the Company, Sponsor and [Continental Stock Transfer & Trust Company, a New York limited purpose trust company], as escrow agent.

“Subsequent Shelf Registration” shall have the meaning given in Section 2.1.2.

“Total Limit” shall have the meaning given in Section 2.1.4.

“Transactions” shall have the meaning given in the Recitals hereto.

“Transfer” shall mean the (i) sale or assignment of, offer to sell, contract or agreement to sell, hypothecation, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Lock-Up Period” shall have the meaning given in Section 2.3.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

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“Underwritten Shelf Takedown” shall have the meaning given in Section 2.1.4.

“Warrants” shall mean the Purchaser Common Warrants and the Preferred Investor Warrants.

“Withdrawal Notice” shall have the meaning given in Section 2.1.6.

“Yearly Limit” shall have the meaning given in Section 2.1.4.

Article II
REGISTRATIONS AND OFFERINGS

2.1 Shelf Registration.

2.1.1 Filing. The Company shall, subject to Section 3.4, submit or file within 30 days of the Closing Date a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or, if the Company is eligible to use a Registration Statement on Form S-3, a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), in each case, covering the resale of all Registrable Securities (determined as of two (2) business days prior to such submission or filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as reasonably practicable after the filing thereof, but no later than the earlier of (a) the 90th calendar day following the filing date thereof if the Commission notifies the Company that it will “review” the Registration Statement and (b) the tenth (10th) business day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. Subject to Sections 2.1.3 and 3.4, the Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration) to a Form S-3 Shelf as soon as reasonably practicable after the Company is eligible to use Form S-3.

2.1.2 Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to, as promptly as is reasonably practicable, cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to, as promptly as is reasonably practicable, amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration”) registering the resale of all Registrable Securities under such Shelf (determined as of two (2) business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form.

2.1.3 New Registrable Securities. Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company shall, upon the written request of such Holder, promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, any then-available Shelf (including by means of a post-effective amendment) or a Subsequent Shelf Registration and cause the same to become effective as soon

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as practicable after such filing and such Shelf or Subsequent Shelf Registration shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such Registrable Securities to be so covered twice per calendar year for each of (i) the Sponsor Holders, collectively, (ii) the Intuitive Holders, collectively, and (iii) the Other Holders, collectively.

2.1.4 Requests for Underwritten Shelf Takedowns. Subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, any Holder (a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering or other coordinated offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, $25 million (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. Subject to Section 2.4.4, the Company shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the initial Demanding Holder’s prior approval (which approval shall not be unreasonably withheld, conditioned or delayed). Subject to Section 2.4.6, each of (i) the Sponsor Holders, collectively, (ii) the Intuitive Holders, collectively, and (iii) the Other Holders, collectively, may demand Underwritten Shelf Takedowns pursuant to this Section 2.1.4 (x) not more than two (2) times in any 12-month period (the “Yearly Limit”). Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then-effective Registration Statement, including a Form S-3, that is then available for such offering.

2.1.5 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Class A Common Stock or other equity securities that the Company desires to sell and all other shares of Class A Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, before including any shares of Class A Common Stock or other equity securities proposed to be sold by Company or by other holders of Class A Common Stock or other equity securities, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata, as nearly as practicable, based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders (if any) have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities. To facilitate the allocation of Registrable Securities in accordance with the above provisions, the Company or the Underwriters may round the number of shares allocated to any Holder to the nearest 10 Registrable Securities.

2.1.6 Underwritten Shelf Takedown Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority in interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Shelf Takedown; provided that any other Demanding Holder(s) may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by the Demanding Holder(s). If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown by the withdrawing Demanding Holder for purposes of Section 2.1.4 and shall count toward the Yearly Limit and the Total Limit, unless either (i) the Demanding Holder(s) making the withdrawal has not previously withdrawn any Underwritten Shelf Takedown or (ii) the Demanding Holder(s) making the withdrawal reimburses the Company for all Registration Expenses with

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respect to such Underwritten Shelf Takedown (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown); provided that, if any other Demanding Holder(s) elects to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by such Demanding Holder(s) for purposes of Section 2.1.4 and shall count toward the Yearly Limit and the Total Limit. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Requesting Holders. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the second sentence of this Section 2.1.6.

2.2 Piggyback Registration.

2.2.1 Piggyback Rights. If the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iv) for an offering of debt that is convertible into equity securities of the Company, (v) for a dividend reinvestment plan, or (vi) a Block Trade or an Other Coordinated Offering (which shall be subject to Section 2.4), then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than ten days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) business days after receipt of such written notice (such Registration, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder’s agreement to enter into an Underwriting Agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Class A Common Stock or other equity securities that the Company or the Demanding Holders desire to sell, taken together with (i) the shares of Class A Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with Persons other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which Registration has been requested pursuant to this Section 2.2 and (iii) the shares of Class A Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of Persons other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then:

(a) if the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering (A) first, the shares of Class A Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of

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Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, as nearly as practicable, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Class A Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of Persons other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities;

(b) if the Registration or registered offering is pursuant to a request by Persons other than the Holders of Registrable Securities, then the Company shall include in any such Registration or registered offering (A) first, the shares of Class A Common Stock or other equity securities, if any, of such requesting Persons, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, as nearly as practicable, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Class A Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Class A Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of such Persons other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and

(c) if the Registration or registered offering is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1, then the Company shall include in any such Registration or registered offering securities in the priority set forth in Section 2.1.5.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by Persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 and shall not count toward the Yearly Limit or the Total Limit.

2.3 Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), if requested by the managing Underwriter, each Holder that is an executive officer or director of the Company or a Holder in excess of 5.0% of the then-outstanding Common Stock (and for which it is customary for such a Holder to agree to a lock-up) agrees that it shall not Transfer any shares of Class A Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the 90-day period (or such shorter time

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agreed to by the managing Underwriters) beginning on the date of pricing of such offering (the “Underwritten Lock-Up Period”), except as expressly permitted by such lock-up agreement or in the event the Underwriters managing the offering otherwise consent in writing. Each Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all other Holders). The Company will not be obligated to undertake an Underwritten Shelf Takedown during any Underwritten Lock-Up Period binding on the Holders, nor will the Company be obligated to include in any Piggyback Registration any Registrable Securities that are then subject to a “lock-up” agreement.

2.4 Block Trades; Other Coordinated Offerings.

2.4.1 Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, if a Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”) or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal, (an “Other Coordinated Offering”), in each case, with an anticipated aggregate offering price of, either (x) at least $25 million or (y) all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder only needs to notify the Company of the Block Trade or Other Coordinated Offering at least five (5) Business Days prior to the day such offering is to commence and the Company shall as expeditiously as possible use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.4.2 Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company, the Underwriter or Underwriters (if any) and any brokers, sale agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.4.2.

2.4.3 Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.

2.4.4 The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and any brokers, sale agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

2.4.5 Subject to Section 2.4.6, each of (i) the Sponsor Holders, as a group, (ii) the Intuitive Holders, as a group, and (iii) the Other Holders, as a group, may demand no more than two (2) Block Trades or Other Coordinated Offerings pursuant to this Section 2.4 in any twelve (12) month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.4 shall not be counted as a demand for an Underwritten Shelf Takedown pursuant to Section 2.1.4.

2.4.6 Notwithstanding anything to the contrary in this Agreement, with respect to (i) the Sponsor Holders, as a group, (ii) the Intuitive Holders, as a group, or (iii) the Other Holders, as a group, in no event may the number of Block Trades or Other Coordinated Offerings demanded pursuant to this Section 2.4 plus the number of Underwritten Shelf Takedowns demanded pursuant to Section 2.1.4 exceed a total of three (3) demands for such group in any twelve (12) month period.

2.5 Legends. In connection with any sale or other disposition of the Registrable Securities by a Holder pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) and upon compliance by the Holder with the requirements of this Section 2.5, if requested by the Holder, the Company shall cause the transfer agent for the Registrable Securities (the “Transfer Agent”) to remove any restrictive legends related to the book entry account holding such Registrable Securities and make a new, unlegended entry for such book

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entry shares sold or disposed of without restrictive legends within two (2) trading days of any such request therefor from the Holder; provided that the Company and the Transfer Agent have timely received from the Holder customary representations and other documentation reasonably acceptable to the Company and the Transfer Agent in connection therewith. Subject to receipt from the Holder by the Company and the Transfer Agent of customary representations and other documentation reasonably acceptable to the Company and the Transfer Agent in connection therewith, the Holder may request that the Company remove any legend from the book entry position evidencing its Registrable Securities and the Company will, if required by the Transfer Agent, use its commercially reasonable efforts cause an opinion of the Company’s counsel be provided, in a form reasonably acceptable to the Transfer Agent, to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, following the earliest of such time as such Registrable Securities (i) are subject to or have been or are about to be sold pursuant to an effective registration statement or (ii) have been or are about to be sold pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission). If restrictive legends are no longer required for such Registrable Securities pursuant to the foregoing, the Company shall, in accordance with the provisions of this section and within two (2) trading days of any request therefor from the Holder accompanied by such customary and reasonably acceptable representations and other documentation referred to above establishing that restrictive legends are no longer required, deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for such book entry shares. The Company shall be responsible for the fees of its Transfer Agent, its legal counsel and all DTC fees associated with such issuance.

Article III
COMPANY PROCEDURES

3.1 General Procedures. In connection with any Shelf and/or Shelf Takedown, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof (and including all manners of distribution in such Registration Statement as Holders may reasonably request in connection with the filing of such Registration Statement and as permitted by law, including distribution of Registrable Securities to a Holder’s members, securityholders or partners), and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1 prepare and file with the Commission, as soon as reasonably practicable, a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities have ceased to be Registrable Securities;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five percent (5%) of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus) and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4 prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved

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by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each national securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose, and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus as (a) may be necessary in order to comply with the Securities Act, the Exchange Act and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4), furnish a copy thereof to each seller of such Registrable Securities and its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4;

3.1.10 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a broker, placement agent or sales agent that is registered pursuant to a Registration Statement, permit a representative of the Holders (such representative to be selected by a majority of the participating Holders), the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such Person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representative, Underwriters or financial institutions agree to confidentiality arrangements, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11 obtain a “comfort” letter (including a bring-down letter dated as of the date the Registrable Securities are delivered for sale pursuant to such Registration) from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or a sale by a broker, placement agent or sales agent pursuant to a Registration Statement (subject to such Underwriter or other financial institution facilitating such offering providing such certification or representation as reasonably requested by the Company’s independent registered public accountings and the Company’s counsel), in customary form and covering such matters of the type customarily covered by “comfort” letters as the managing Underwriter or other similar type of sales agent or placement agent may reasonably request;

3.1.12 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to a Registration Statement, on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion and negative assurance letter, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the broker, placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker,

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placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, provided, in each case, that such participating Holders provide such information to such counsel as is customarily required for, or is reasonably requested by such counsel for purposes of, such opinion or negative assurance letter;

3.1.13 in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to a Registration Statement, enter into and perform its obligations under an underwriting agreement, purchase agreement, sales agreement or placement agreement, in usual and customary form, with the managing Underwriter or broker, sales agent or placement agent of such offering or sale;

3.1.14 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least 12 months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.15 with respect to an Underwritten Offering pursuant to Section 2.1.4, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.16 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders participating in such Registration, consistent with the terms of this Agreement, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter or other sales agent or placement agent if such Underwriter or other sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter or broker, sales agent or placement agent, as applicable.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ or agents’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3 Requirements for Participation in Underwritten Offerings. The Holders of Registrable Securities shall provide such information as may reasonably be requested by the Company, or the managing Underwriter or placement agent or sales agent, if any, in connection with the preparation of any Registration Statement or Prospectus, including amendments and supplements thereto, in order to effect the registration of any Registrable Securities under the Securities Act pursuant to Article II and in connection with the Company’s obligation to comply with federal and applicable state securities Laws. Notwithstanding anything in this Agreement to the contrary, if any Holder does not timely provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the registration and such Holder continues thereafter to withhold such information. No Person may participate in any Underwritten Offering or other coordinated offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such Person (i) agrees to sell such Person’s securities on the basis provided in any arrangements approved by the Company and (ii) timely completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such arrangements. The exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

3.4 Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1 Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until he, she or it is advised in writing by the Company that the use of the Prospectus may be resumed.

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3.4.2 If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (i) require the Company to make an Adverse Disclosure, (ii) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control or (iii) in the good faith judgment of the majority of the Board, be seriously detrimental to the Company, and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.

3.4.3 Subject to Section 3.4.4, if (i) during the period starting with the date 60 days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date 120 days after the effective date of, a Company-initiated Registration, and provided that the Company continues to actively employ, in good faith, all commercially reasonable efforts to maintain the effectiveness of the applicable Shelf Registration, or (ii) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Shelf Takedown and the Company and such Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, then, in each case, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4.

3.4.4 The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.4.2 or a registered offering pursuant to Section 3.4.3 shall be exercised by the Company, in the aggregate, for not more than 90 consecutive calendar days or more 120 total calendar days in each case, during any 12-month period.

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to use commercially reasonable efforts to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Section 13(a) or 15(d) of the Exchange Act. The Company further covenants that it shall take such further action as any Holder may reasonably request, to the extent required from time to time to enable such Holder to sell Registrable Securities held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

Article IV
INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors, agents and each Person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and reasonable and documented out-of-pocket expenses (including, without limitation, reasonable outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto filed pursuant to this Agreement or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each Person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2 In connection with any Registration Statement filed pursuant to this Agreement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such

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Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each Person who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and reasonable and documented out-of-pocket expenses (including, without limitation, reasonable outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3 Any Person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and

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equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any Person who was not guilty of such fraudulent misrepresentation.

4.2 Waiver of Medallion Guaranty. The Company agrees to use commercially reasonable efforts to enter into that certain indemnification agreement, substantially in the form attached as Exhibit B to this Agreement, in favor of Continental Stock Transfer & Trust Company (or any successor transfer agent or warrant agent of the Company) in connection with the waiver of any requirement to provide a medallion guarantee in connection with any Transfer of any shares of Common Stock or other equity securities of the Company by any Sponsor Holder or any of their Permitted Transferees; provided that, in each case, as a prerequisite to the Company’s entry into such indemnification agreement, such Sponsor Holder or Permitted Transferee enters into an indemnification agreement, substantially in the form attached as Exhibit C1 to this Agreement, in favor of the Company.

Article V
MISCELLANEOUS

5.1 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means (including email), with affirmative confirmation of receipt, (iii) one (1) Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice). Any notice or communication under this Agreement must be addressed, if to the Company, to: Intuitive Machines, Inc., 3700 Bay Area Blvd., Houston, TX 77058, Attention: Treasury Department, Email: investors@intuitivemachines.com, with a copy (which shall not constitute notice) to Latham & Watkins LLP, 555 Eleventh Street, NW, Suite 1000, Washington, D.C. 20004-1304, Attention: Rachel Sheridan, Nick S. Dhesi, Email: [•]; and, if to any Holder, at such Holder’s address or contact information as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2 Assignment; No Third-Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2 This Agreement and the rights, duties and obligations of the Holders hereunder may not be assigned or delegated by the Holders in whole or in part; provided, however, that, subject to Section 5.2.5, a Holder may assign the rights and obligations of such Holder hereunder relating to particular Registrable Securities in connection with the transfer of such Registrable Securities to a Permitted Transferee of such Holder (it being understood that no such Transfer shall reduce any rights of the Holder with respect to Registrable Securities still held by such Holder). A Permitted Transferee receiving Registrable Securities from a Sponsor Holder shall become a Sponsor Holder, a Permitted Transferee receiving Registrable Securities from an Intuitive Holder shall become an Intuitive Holder and a Permitted Transferee receiving Registrable Securities from an Other Holder shall become an Other Holder.

5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4 This Agreement shall not confer any rights or benefits on any Persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2.

5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless such assignment is permitted under 5.2.2 and unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 and (ii) the written

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1        Note to Draft: Exhibit C to include mirror indemnification agreement to form to be executed by the Company with Continental.

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agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3 Counterparts. This Agreement may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

5.4 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

5.5 Jurisdiction. Any Legal Proceeding based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have jurisdiction, in the United States District Court for the District of Delaware and to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), and each of the parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such Legal Proceeding, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the Legal Proceeding shall be heard and determined only in any such court, and (iv) agrees not to bring any Legal Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Legal Proceeding, suit or proceeding brought pursuant to this Section 5.5.

5.6 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

5.7 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority in interest of the aggregate Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely effects the Sponsor Holders shall also require the written consent of the Sponsor Majority Holders so long as the Sponsor Holders and their respective affiliates hold, in the aggregate, at least one percent (1%) of the outstanding shares of Common Stock of the Company; and provided, further, that any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.8 Other Registration Rights. [Other than [•],] the Company represents and warrants that no Person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other Person. For so long as the Sponsor Holders and their respective affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company, the Company hereby agrees and covenants that it will not grant rights to register any Common Stock (or securities convertible into or exchangeable for Common Stock) pursuant to the Securities Act that are more favorable or senior to those granted to the Holders hereunder (such rights “Competing Registration Rights”) without the prior

Annex E-17

written consent of the Sponsor Majority Holders, not to be unreasonably withheld, delayed or conditioned. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions, and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.9 Term. This Agreement shall terminate upon the earlier of (i) the tenth anniversary of the date of this Agreement and (ii) with respect to any Holder, the date that such Holder no longer holds any Registrable Securities. The provisions of Article IV shall survive any termination.

5.10 Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

5.11 Additional Holders; Joinder. In addition to Persons who may become Holders pursuant to Section 5.2, subject to the prior written consent of at least a majority in interest of the aggregate Registrable Securities at the time in question, the Company may make any Person who acquires Class A Common Stock or rights to acquire Class A Common Stock after the date hereof a party to this Agreement (each such Person, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of Exhibit A attached hereto (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Class A Common Stock of the Company then owned, or underlying any rights then owned, by such Additional Holder (the “Additional Holder Common Stock”) shall be Registrable Securities to the extent provided herein and therein, and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Common Stock.

5.12 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

5.13 Entire Agreement; Restatement. This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the parties with respect to the subject matter contained herein. Upon the Closing, the Original RRA shall no longer be of any force or effect.

[Signature Pages Follow]

Annex E-18

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:
Intuitive Machines, Inc.,
a Delaware corporation
By:
Name:
Title:
INTUITIVE HOLDERS:

Kam Ghaffarian

Steve Altemus

Tim Crain

[Signature Page to Registration Rights Agreement]

Annex E-19

SPONSOR:
INFLECTION POINT HOLDINGS LLC, a Cayman Islands limited liability company
By: Kingstown Capital Management, LP, its manager
By: Kingstown Management GP LLC, its general partner
By:
Name:
Title:
OTHER SPONSOR HOLDERS:
KINGSTOWN 1740 FUND, LP a Delaware limited partnership
By:
Name:
Title:
OTHER HOLDERS:
[•]

[Signature Page to Registration Rights Agreement]

Annex E-20

Exhibit A

AMENDED AND RESTATED
REGISTRATION RIGHTS AGREEMENT
JOINDER

The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Amended and Restated Registration Rights Agreement, dated as of [____] (as the same may hereafter be amended, the “Registration Rights Agreement”), among Intuitive Machines, Inc., a Delaware corporation (the “Company”), and the other Persons named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.

By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement as [a Sponsor Holder/an Intuitive Holder/an Other Holder], and the undersigned’s [shares of Class A Common Stock] shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein; provided, however, that the undersigned and its permitted assigns (if any) shall not have any rights as Holders, and the undersigned’s (and its transferees’) [shares of Class A Common Stock] shall not be included as Registrable Securities, for purposes of the Excluded Sections.

For purposes of this Joinder, “Excluded Sections” shall mean [ ].

Accordingly, the undersigned has executed and delivered this Joinder as of the __________ day of __________, 20__.

Signature of Stockholder

Print Name of Stockholder
Its:
Address:

Agreed and Accepted as of
____________, 20__
[•]
By:
Name:
Its:

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Exhibit B

Intuitive Machines Inc.

[•]

[•]

[    ], 2022

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, NY 10004

Re: Indemnification in-lieu-of Medallion Signature Guarantee

To whom it may concern:

This letter is in regards to the transfer by [Inflection Point Holdings LLC/Kingfishers L.P./Kingstown 1740 Fund, LP/Name of Sponsor Holder] to [            ], of [            ] [shares of Common Stock/warrants] of Intuitive Machines Inc. (formerly known as Inflection Point Acquisition Corp.) (the “Company”). Please be advised that the Company authorizes Continental Stock Transfer & Trust Company to process the subject transfer, which includes securities that have been duly endorsed by the registered holder but do not bear a customary medallion signature guarantee. The Company agrees to indemnify Continental Stock Transfer & Trust Company against all losses, damages, costs, charges and expenses that it may in any way sustain, incur, or become liable for by reason related to the above referenced transaction.

I, [•], a duly authorized officer of the Company, have the authority to execute this indemnification on behalf of the Company.

Very truly yours,
INTUITIVE MACHINES INC.
By:
Name:
Title:

Annex E-22

ANNEX F

Annex F-i

ANNEX G

INTUITIVE MACHINES, LLC
SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT

Dated as of [•]

THE LIMITED LIABILITY COMPANY INTERESTS REPRESENTED BY THIS SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH LIMITED LIABILITY COMPANY INTERESTS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

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Annex G-ii

Schedules

Schedule 1	—	Schedule of Pre-Transaction Members
Schedule 2	—	Schedule of Members
Schedule 3	—	Unvested Earn Out Units

Exhibits

Exhibit A	—	Form of Joinder Agreement
Exhibit B-1	—	Form of Agreement and Consent of Spouse
Exhibit B-2	—	Form of Spouse’s Confirmation of Separate Property
Exhibit C	—	Policy Regarding Certain Equity Issuances

Annex G-iii

INTUITIVE MACHINES, LLC
SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT

This SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, together with all schedules, exhibits and annexes hereto, this “Agreement”) of Intuitive Machines, LLC, a Delaware limited liability company (the “Company”), dated as of [•], is entered into by and among the Company, Intuitive Machines, Inc., a Delaware corporation (the “Corporation”), in its capacity as a Member and the sole managing member of the Company, each of the other Members (as defined herein), and each other Person who is or at any time becomes a Member in accordance with the terms of this Agreement.

RECITALS

WHEREAS, unless the context otherwise requires, capitalized terms used herein have the respective meaning ascribed to them in Article I;

WHEREAS, the Company was formed as a limited liability company pursuant to and in accordance with the Texas Business Organizations Code, as amended from time to time (the “TBOC”), by the filing of the Certificate of Formation (the “Certificate of Formation”) with the Secretary of State of the State of Texas on October 17, 2013;

WHEREAS, until April 11, 2014, the Company was not governed by a written limited liability company agreement;

WHEREAS, certain of the Pre-Transaction Members (as defined below) entered into that certain Limited Liability Company Agreement of the Company effective as of April 11, 2014, which was subsequently amended on February 19, 2016 and December 31, 2018 (as amended, the “Original LLC Agreement”);

WHEREAS, prior to the Effective Time (as defined below), the Company was governed by that certain Amended and Restated Limited Liability Company Agreement of the Company, effective as of May 25, 2021 (as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, together with all schedules, exhibits and annexes thereto, the “A&R LLC Agreement”), which the parties listed on Schedule 1 hereto executed in their capacity as members (collectively, the “Pre-Transaction Members”), and which amended and restated the Original LLC Agreement in its entirety;

WHEREAS, the Company redomiciled as a limited liability company organized under the Laws of the State of Delaware pursuant to and in accordance with the Delaware Limited Liability Company Act by the filing of a Certificate of Formation and a Certificate of Conversion with the Secretary of State of the State of Delaware on [•] and the filing of a Plan of Conversion and a Certificate of Conversion with the Secretary of State of the State of Texas on [•] and the Company after such redomicile is intended to be treated as a continuation of the Company prior to such redomicile under Section 708 of the Code (and any similar provision of U.S. state or local applicable Law);

WHEREAS, on September 16, 2022, the Company and the Corporation entered into that certain Business Combination Agreement (as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, together with all schedules, exhibits and annexes thereto, the “Transaction Agreement”), pursuant to which, and subject to the terms and conditions contained therein, (i) immediately prior to the Effective Time, the Company converted or exchanged (the “Recapitalization”) all outstanding Equity Securities of the Company into Common Units (as defined herein), Options (as defined herein) and Unvested Earn Out Units (as defined herein), as applicable, in accordance with the Recapitalization Instrument and (ii) as of the Effective Time, the Corporation contributed to the Company the Closing Contributions (as defined in the Transaction Agreement) and, in consideration thereof, the Company issued to the Corporation Common Units, Series A Preferred Units, Common Warrants and Investor Warrants (collectively together with the other transactions contemplated by the Transaction Agreement, the “Transactions”);

WHEREAS, prior to the date hereof the Company has granted certain options (the “Original LLC Options”) under the Original Management Equity Plan (as defined herein) to those identified on Schedule [•] hereto (collectively, the “Original LLC Optionees”), pursuant to which each Original LLC Optionee remains entitled to purchase that number of Class B Units (as defined in Section 2.1 of the A&R LLC Agreement, the “Original Class B Units”) of

Annex G-1

the Company set forth opposite such Person’s name on Schedule [•] hereto under the column labeled “Original LLC Options” at an exercise price per Original Class B Unit set forth on Schedule [•] hereto;

WHEREAS, in connection with the Recapitalization, the Original Class B Units underlying the Original LLC Options will be converted into Common Units underlying the LLC Options (as defined herein); and

WHEREAS, in connection with the foregoing matters, the Company and the Members (including, for the avoidance of doubt, the Pre-Transaction Members) desire to continue the Company without dissolution and amend and restate the A&R LLC Agreement in its entirety as of the Effective Time to reflect, among other things, (a) the consummation of the Transactions, including the Recapitalization and the addition of the Corporation as a Member and its designation as sole managing member of the Company and (b) the other rights and obligations of the Members, the Company, the Manager and the Corporation, in each case, as provided and agreed upon in the terms of this Agreement as of the Effective Time, at which time the A&R LLC Agreement shall be superseded entirely by this Agreement and shall be of no further force or effect.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the A&R LLC Agreement is hereby amended and restated in its entirety and the Company, the Corporation and the other Members, each intending to be legally bound, each hereby agrees as follows:

Article I.
DEFINITIONS

The following definitions shall be applied to the terms used in this Agreement for all purposes, unless otherwise clearly indicated to the contrary.

“481 Income Adjustment” has the meaning set forth in Section 4.01(b)(iv).

“A&R LLC Agreement” has the meaning set forth in the Recitals.

“Accrued Distribution” has the meaning set forth in Section 4.01(a).

“Accrued Value” means with respect to each Series A Preferred Unit as of the determination date (as defined in the Securities Purchase Agreement), the sum, subject to appropriate adjustment in the event of any unit distribution, unit split, combination or other similar recapitalization with respect to the Series A Preferred Unit, of (i) the Stated Value (as defined in the Securities Purchase Agreement), plus (ii) the aggregate amount of any Accrued Distributions on such Series A Preferred Unit as of such date.

“Additional Member” has the meaning set forth in Section 12.02.

“Adjusted Capital Account Deficit” means, with respect to the Capital Account of any Member as of the end of any Taxable Year, the amount by which the balance in such Capital Account is less than zero. For this purpose, such Member’s Capital Account balance shall be:

(a)  reduced for any items described in Treasury Regulations Sections 1.704- 1(b)(2)(ii)(d)(4), (5), and (6); and

(b)  increased for any amount such Member is obligated to contribute or is treated as being obligated to contribute to the Company pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(c) (relating to partner liabilities to a partnership) or 1.704-2(g)(1) and 1.704-2(i)(5) (relating to minimum gain).

“Admission Date” has the meaning set forth in Section 10.06.

“Affiliate” (and, with a correlative meaning, “Affiliated”) means, with respect to a specified Person, each other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. As used in this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”) means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of Voting Securities or by contract or other agreement or otherwise). For the avoidance of doubt, with respect to each Member other than the Corporation, (a) a trust, family limited partnership or similar estate planning vehicle, under which the distribution of Units may be made only to beneficiaries who are such Member, his or her current or former spouse, siblings, parents, or spouse’s or former

Annex G-2

spouse’s parents or siblings or lineal descendants (whether natural or adopted) of the Member, his or her current or former spouse, siblings, parents or current or former spouse’s parents or siblings, and any charitable foundation of such Member; (b) a charitable remainder trust, the income of which shall be paid to such Member during his or her life; or (c) such Member’s current or former spouse, siblings, parents, or current or former spouse’s parents or siblings or lineal descendants (whether natural or adopted) of the Member, his or her current or former spouse, siblings, parents or current or former spouse’s siblings or parents, and any charitable foundation of such Member.

“Agreement” has the meaning set forth in the Preamble.

“Allocation Period” means, as applicable, the period (a) beginning the day following the end of a prior Allocation Period, and (b) ending (i) on the last day of each Fiscal Year; (ii) the day preceding any day in which an adjustment to the Book Value of the Company’s properties pursuant to clauses (b)(i), (b)(ii), (b)(iii) or (b)(vi) of the definition of Book Value occurs; (iii) immediately after any day in which an adjustment to the Book Value of the Company’s properties pursuant to clauses (b)(iv) and (b)(v) of the definition of Book Value occurs; or (iv) on any other date determined by the Manager.

“Annual Rate” means 10.0% per annum of the Series A Preferred Liquidation Amount.

“Assignee” means a Person to whom a Unit has been transferred but who has not become a Member pursuant to Article XII.

“Assumed Tax Liability” means, with respect to any Member, an amount equal to the excess of (i) the product of (A) the Distribution Tax Rate multiplied by (B) the estimated or actual cumulative taxable income or gain of the Company (excluding any taxable income or gain of the Company allocated to the Series A Preferred Units), as determined for federal income tax purposes, allocated to such Member for the current and all prior Taxable Years (or portions thereof), less prior losses of the Company (excluding any losses of the Company allocated to the Series A Preferred Units) allocated to such Member for such Taxable Years (or portions thereof), to the extent such prior losses are available to reduce such income and have not previously been taken into account in the calculation of Assumed Tax Liability for any prior period, in each case, as reasonably determined in good faith by the Manager over (ii) the cumulative Tax Distributions made to such Member pursuant to Section 4.02(b)(i)(B) or any similar provision of the Original LLC Agreement; provided, however, that, in the case of each Member, and for the avoidance of doubt, such Assumed Tax Liability shall take into account any Code Section 704(c) allocations (including “reverse” 704(c) allocations) to the Member and any adjustments made pursuant to Code Section 734 and 743(b). A Member’s Assumed Tax Liability shall be estimated on a quarterly basis by the Manager, taking into account estimated taxable income or loss of the Company through the end of the relevant quarterly period.

“Base Rate” means, on any date, a variable rate per annum equal to the rate of interest most recently published by The Wall Street Journal as the “prime rate” at large U.S. money center banks.

“Black-Out Period” means any “black-out” or similar period under the Corporation’s policies covering trading in the Corporation’s securities to which the applicable Redeeming Member is subject (or will be subject at such time as it owns Class A Common Stock), which period restricts the ability of such Redeeming Member to immediately resell shares of Class A Common Stock to be delivered to such Redeeming Member in connection with a Share Settlement.

“Book Value” means, with respect to any property of the Company, such property’s adjusted basis for U.S. federal income tax purposes, except as follows:

(a) The initial Book Value of any property contributed by a Member to the Company shall be the Fair Market Value of such property as of the date of such contribution.

(b) The Book Values of all properties shall be adjusted to equal their respective fair market values to reflect any Unrealized Gain or Unrealized Loss attributable to such Company assets as of the following times (i) the acquisition of an interest (or additional interest) in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution to the Company or in exchange for the performance of services to or for the benefit of the Company; (ii) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for an interest in the Company; (iii) the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g); (iv) the acquisition of an interest in the Company by any new or existing Member upon the exercise of a noncompensatory option (including a Series A Preferred Conversion or Warrant) in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(s); (v) upon

Annex G-3

the conversion of any Unvested Earn Out Units into Common Units in connection with a Vesting Event in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(s); or (vi) any other event to the extent determined by the Manager to be permitted and necessary to properly reflect Book Values in accordance with the standards set forth in Treasury Regulation Section 1.704-1(b)(2)(iv)(q); provided, however, that adjustments pursuant to clauses (b)(i), (b)(ii) and (b)(vi) above shall be made only if the Manager determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company. If any noncompensatory options or Unvested Earn Out Units are outstanding upon the occurrence of an event described in clauses (b)(i) through (b)(vi) above, the Company shall adjust the Book Values of its properties in accordance with Treasury Regulation Sections 1.704-1(b)(2)(iv)(f)(1) and 1.704-1(b)(2)(iv)(h)(2).

(c) In determining such Unrealized Gain or Unrealized Loss, the aggregate fair market value of all Company property (including cash or cash equivalents) immediately prior to the issuance of additional Equity Securities of the Company that are treated as equity for U.S. federal income tax purposes (or, in the case of a Revaluation Event resulting from the exercise of a noncompensatory option (including the issuance of Series A Preferred Units and a Series A Preferred Conversion or the exercise of a Warrant) or a Revaluation Event in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(s) (including the Vesting of an Unvested Earn Out Unit), immediately after the issuance of Equity Securities of the Company that are treated as equity for U.S. federal income tax purposes acquired pursuant to the exercise of such noncompensatory option) shall be determined by the Manager using such reasonable method of valuation as it may adopt. In making its determination of the fair market values of individual properties, the Manager may (i) reasonably determine an aggregate value for the assets of the Company that takes into account the current trading price of the Class A Common Stock, the fair market value of all other Equity Securities at such time and the amount of Company liabilities, (ii) make any reasonable adjustments necessary to reflect the difference, if any, between the fair market value of any outstanding Series A Preferred Units, an Unvested Earn Out Unit (upon a Vesting Event) or a Warrant (upon an exercise) and the aggregate Capital Accounts attributable to the Series A Preferred Units, Unvested Earn Out Unit (upon a Vesting Event) or Warrant (upon an exercise) to the extent of any Unrealized Gain or Unrealized Loss that has not been reflected in the Members’ Capital Accounts previously, consistent with the methodology of Treasury Regulation Section 1.704-1(b)(2)(iv)(h)(2), and (iii) allocate such aggregate value among the individual properties of the Company (in such manner as the Manager reasonably determines appropriate). Absent a contrary determination by the Manager, the aggregate fair market value of all Company assets (including cash or cash equivalents) immediately prior to a Revaluation Event shall be the value that would result in the Per Unit Capital Amount of each Common Unit that is outstanding prior to such Revaluation Event being equal to the Event Issue Value;

(d) The Book Value of property distributed to a Member shall be adjusted to equal the fair market value of such property as of the date of such distribution to reflect any Unrealized Gain or Unrealized Loss attributable to any Company Asset.

(e) The Book Value of all property shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such property pursuant to Code Section 734(b) (including any such adjustments pursuant to Treasury Regulation Section 1.734-2(b)(1)), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m) and clause (e) of the definition of Net Profits or Net Losses or Section 5.03(f); provided, however, that the Book Value of property shall not be adjusted pursuant to this clause (d) to the extent that the Manager reasonably determines an adjustment pursuant to clause (b) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this clause (d).

(f) If the Book Value of property has been determined or adjusted pursuant to clauses (a), (b) or (e) of this definition, such Book Value shall thereafter be adjusted by the Depreciation taken into account with respect to such property for purposes of computing Net Profits, Net Losses and other items allocated pursuant to Section 5.02 and Section 5.03.

“Business Day” means any day other than a Saturday, Sunday or day on which banks located in New York City, New York are authorized or required by Law to close.

“Capital Account” means the capital account maintained for a Member in accordance with Section 5.01.

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“Capital Contribution” means, with respect to any Member, the amount of any cash, cash equivalents, promissory obligations or the Fair Market Value of other property that such Member (or such Member’s predecessor) contributes (or is deemed to contribute) to the Company pursuant to Article III hereof.

“Cash and Cash Equivalents” means the cash and cash equivalents, including checks, money orders, marketable securities, short-term instruments, negotiable instruments, funds in time and demand deposits or similar accounts on hand, in lock boxes, in financial institutions or elsewhere, together with all accrued but unpaid interest thereon, and all bank, brokerage or other similar accounts.

“Cash Distribution” has the meaning set forth in Section 4.01(a)(i).

“Cash Settlement” means immediately available funds in U.S. dollars in an amount equal to the Redeemed Units Equivalent; provided, that such funds were received from a Qualified Offering.

“Certificate” means the Company’s Certificate of Formation as filed with the Secretary of State of the State of Delaware, as amended or amended and restated from time to time.

“Certificate of Formation” has the meaning set forth in the Recitals.

“Change of Control” means the occurrence of any of the following events:

(1) any “person” or “group” (within the meaning of Sections 13(d) and 14(d) of the Exchange Act, but excluding any employee benefit plan of such Person and its Subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan, and excluding the Permitted Transferees) other than a Pre-Transaction Member becomes the “beneficial owner” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of Voting Securities representing in the aggregate more than fifty percent (50%) of the voting power of all of the outstanding Voting Securities of the Corporation;

(2) the stockholders of the Corporation approve a plan of complete liquidation or dissolution of the Corporation or there is consummated a sale or other disposition, directly or indirectly, by the Corporation of all or substantially all of the Corporation’s assets (including a sale of all or substantially all of the assets of the Company); or

(3) there is consummated a merger or consolidation of the Corporation with any other corporation or entity, and, immediately after the consummation of such merger or consolidation, the Voting Securities of the Corporation outstanding immediately prior to such merger or consolidation do not continue to represent, or are not converted into, Voting Securities representing in the aggregate more than fifty percent (50%) of the voting power of all of the outstanding Voting Securities of the Person resulting from such merger or consolidation or, if the surviving company is a Subsidiary, the ultimate parent thereof.

Notwithstanding the foregoing, a “Change of Control” shall not be deemed to have occurred (i) by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the Class A Common Stock, Class B Common Stock, Class C Common Stock, preferred stock and/or any other class or classes of capital stock of the Corporation immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in and voting control over, and own substantially all of the shares of, an entity which owns all or substantially all of the assets of the Corporation immediately following such transaction or series of transactions or (ii) in connection with the Automatic Conversion (as defined the Corporation’s certificate of incorporation).

“Change of Control Date” has the meaning set forth in Section 10.09(a).

“Change of Control Transaction” means any Change of Control that was approved by the Corporate Board prior to such Change of Control.

“Class A Common Stock” means the shares of Class A common stock, par value $0.0001 per share, of the Corporation.

“Class B Common Stock” means the shares of Class B common stock, par value $0.0001 per share, of the Corporation.

Annex G-5

“Class C Common Stock” means the shares of Class C common stock, par value $0.0001 per share, of the Corporation.

“Closing Sale Price” of the Class A Common Stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported in composite transactions for the principal U.S. national or regional securities exchange on which the Class A Common Stock is traded or, if the Class A Common Stock is not listed for trading on a U.S. national or regional securities exchange on the relevant date, the last quoted bid price for the Class A Common Stock in the over-the-counter market on the relevant date, as reported by OTC Markets Group Inc. or a similar organization, or, if that bid price is not available, the fair market price of the Class A Common Stock (or other relevant capital stock or equity interest) on that date as determined by a nationally recognized independent investment banking firm retained by the Corporation for this purpose. The Closing Sale Price of any other security shall be determined in the same manner as set forth in this definition for the determination of the Closing Sale Price of the Class A Common Stock.

“Code” means the United States Internal Revenue Code of 1986, as amended. Unless the context requires otherwise, any reference herein to a specific section of the Code shall be deemed to include any corresponding provisions of future Law as in effect for the relevant taxable period.

“Common Share Price” means the share price equal to the closing sale price of one share of Class A Common Stock as reported on the Stock Exchange (or the exchange on which the shares of Class A Common Stock are then listed) for a period of at least twenty (20) days out of thirty (30) consecutive Trading Days ending on the Trading Day immediately prior to the date of determination (as adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into the Class A Common Stock), extraordinary cash dividend (which adjustment shall be subject to the reasonable mutual agreement of the Corporation and the Company), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to the Class A Common Stock).

“Common Unit” means a Unit designated as a “Common Unit” and having the rights and obligations specified with respect to the Common Units in this Agreement.

“Common Unit Percentage Interest” means, as among Common Units and with respect to a Member at a particular time, such Member’s percentage interest in the Common Units determined by dividing the number of such Member’s Common Units by the total number of Common Units of all Members of such class at such time. The Common Unit Percentage Interest of each Member shall be calculated to the fourth decimal place.

“Common Unit Redemption Price” means, with respect to any Redemption or Direct Exchange, the net amount, on a per share basis, received as a result of a substantially contemporaneous Qualified Offering of Class A Common Stock by the Corporation.

“Common Warrants” means warrants to purchase Common Units of the Company with terms substantially similar to the Purchaser Common Warrants.

“Company” has the meaning set forth in the Preamble.

“Company Minimum Gain” means “partnership minimum gain” determined pursuant to Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

“Company Representative” has, with respect to taxable periods beginning after December 31, 2017, the meaning assigned to the term “partnership representative” in Section 6223 of the Code and any Treasury Regulations or other administrative or judicial pronouncements promulgated thereunder and, with respect to taxable periods beginning on or before December 31, 2017, the meaning assigned to the term “tax matters partner” as defined in Section 6231(a)(7) of the Code prior to its amendment by Title XI of the Bipartisan Budget Act of 2015, in each case as appointed pursuant to Section 9.03(a).

“Competitor” means any Person who is engaged, or after the date hereof engages, in the business of establishing lunar infrastructure, providing access to the lunar surface or collecting and transmitting cislunar data.

“Corporate Board” means the board of directors of the Corporation.

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“Corporation” has the meaning set forth in the recitals to this Agreement, together with its successors and assigns.

“Corporation Offer” has the meaning set forth in Section 10.09(b).

“Corresponding Rights” means any rights issued with respect to a share of Class A Common Stock, Class B Common Stock or Class C Common Stock pursuant to a “poison pill” or similar stockholder rights plan approved by the Corporate Board.

“Credit Agreements” means any promissory note, mortgage, loan agreement, indenture or similar instrument or agreement to which the Company or any of its Subsidiaries is or becomes a borrower, as such instruments or agreements may be amended, restated, supplemented or otherwise modified from time to time and including any one or more refinancing or replacements thereof, in whole or in part, with any other debt facility or debt obligation, for as long as the payee or creditor to whom the Company or any of its Subsidiaries owes such obligation is not an Affiliate of the Company.

“DGCL” means the General Corporation Law of the State of Delaware, as it may be amended from time to time.

“Delaware Act” means the Delaware Limited Liability Company Act, 6 Del. C. § 18-101, et seq., as it may be amended from time to time, and any successor thereto.

“Depreciation” means, for each applicable Allocation Period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such Allocation Period, except that (a) with respect to any such property the Book Value of which differs from its adjusted basis for U.S. federal income tax purposes and which difference is being eliminated by use of the “remedial method” pursuant to Treasury Regulations Section 1.704-3(d), Depreciation for such Allocation Period shall be the amount of book basis recovered for such Allocation Period under the rules prescribed by Treasury Regulations Section 1.704-3(d)(2), and (b) with respect to any other such property the Book Value of which differs from its adjusted basis for U.S. federal income tax purposes at the beginning of such Allocation Period, Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Allocation Period bears to such beginning adjusted basis; provided, however, that if the adjusted basis for U.S. federal income tax purposes of an asset at the beginning of such Allocation Period is zero, Depreciation with respect to such asset shall be determined with reference to such beginning Book Value using any reasonable method selected by the Manager.

“Direct Exchange” has the meaning set forth in Section 11.03(a).

“Discount” has the meaning set forth in Section 6.06.

“Disinterested Majority” means a majority of the directors of the Corporate Board who are disinterested, as determined by the Corporate Board in accordance with the DGCL, with respect to the matter being considered by the Corporate Board; provided, that to the extent a matter being considered by the Corporate Board is required to be considered by disinterested directors under the rules of the Stock Exchange or, if the Class A Common Stock is not listed or admitted to trading on the Stock Exchange, the principal national securities exchange on which the Class A Common Stock is listed or admitted to trading, the Securities Act or the Exchange Act, such rules with respect to the definition of disinterested director shall apply solely with respect to such matter.

“Distributable Cash” means, as of any relevant date on which a determination is being made by the Manager regarding a potential distribution pursuant to Section 4.01(a), the amount of cash that could be distributed by the Company for such purposes in accordance with any applicable Credit Agreements (and without otherwise violating any applicable provisions of any applicable Credit Agreements) and applicable Law.

“Distribution Catch-Up Payment” has the meaning set forth in Section 4.01(a).

“Distribution” (and, with a correlative meaning, “Distribute”) means each distribution made by the Company to a Member with respect to such Member’s Units, whether in cash, property or securities of the Company and whether by liquidating distribution or otherwise.

“Distribution Tax Rate” means, with respect to any Member for any taxable period, a rate equal to the highest effective marginal combined federal, state and local income tax rate for such Taxable Year applicable to a corporate or individual taxpayer (whichever is higher) resident in the jurisdiction of such Member for such Fiscal Year, taking into

Annex G-7

account the character of the relevant tax items (e.g., ordinary or capital) and the deductibility of state and local income taxes for federal income tax purposes (but only to the extent such taxes are deductible under the Code), as reasonably determined by the Manager.

“Effective Time” means the time of the “Closing” as defined in the Transaction Agreement.

“Election Notice” has the meaning set forth in Section 11.01(b).

“Equity Plan” means any option, stock, unit, stock unit, appreciation right, phantom equity or other incentive equity or equity-based compensation plan or program, in each case, now or hereafter adopted by the Company or the Corporation, including the Corporation’s [2022 Incentive Award Plan.]

“Equity Securities” means, with respect to any Person, (a) units or other equity interests in such Person or any Subsidiary of such Person (including, with respect to the Company and its Subsidiaries, other classes or groups thereof having such relative rights, powers and duties as may from time to time be established by the Manager pursuant to the provisions of this Agreement, including rights, powers and/or duties senior to existing classes and groups of Units and other equity interests in the Company or any Subsidiary of the Company), (b) obligations, evidences of indebtedness or other securities or interests convertible or exchangeable into any equity interests in such Person or any Subsidiary of such Person, and (c) warrants, options or other rights to purchase or otherwise acquire any equity interests in such Person or any Subsidiary of such Person.

“Event Issue Value” means, with respect to any Common Unit as of any date of determination, (a) in the case of a Revaluation Event that includes the issuance of Common Units to the Corporation with respect to a public offering by the Corporation, the price paid by the Corporation for such Common Units (in accordance with this Agreement), or (b) in the case of any other Revaluation Event, the Closing Sale Price of the Class A Common Stock on the date of such Revaluation Event or, if the Manager determines that a value for the Common Unit other than such Closing Sale Price more accurately reflects the Event Issue Value, the value determined by the Manager.

“Event of Withdrawal” means the bankruptcy or dissolution of a Member or the occurrence of any other event that terminates the continued membership of a Member in the Company. “Event of Withdrawal” shall not include an event that (a) terminates the existence of a Member for U.S. federal income tax purposes (including, without limitation, (i) a change in entity classification of a Member under Treasury Regulations Section 301.7701-3, (ii) a sale of assets by, or liquidation of, a Member pursuant to an election under Sections 336 or 338 of the Code, or (iii) merger, severance, or allocation within a trust or among sub-trusts of a trust that is a Member) but that (b) does not terminate the existence of such Member under applicable state Law (or, in the case of a trust that is a Member, does not terminate the trusteeship of the fiduciaries under such trust with respect to all the Units of such trust that is a Member).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and any applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.

“Exchange Election Notice” has the meaning set forth in Section 11.03(b).

“Excluded Instruments” has the meaning set forth in Section 3.04(b).

“Fair Market Value” of a specific asset of the Company will mean the amount that the Company would receive in an all-cash sale of such asset in an arms-length transaction with a willing unaffiliated third party, with neither party having any compulsion to buy or sell, consummated on the day immediately preceding the date on which the event occurred which necessitated the determination of the Fair Market Value (and after giving effect to any transfer taxes payable in connection with such sale), as such amount is determined by the Manager (or, if pursuant to Section 14.02, the Liquidator) in its good faith judgment using all factors, information and data it deems to be pertinent.

“Fiscal Year” means the Company’s annual accounting period established pursuant to Section 8.02.

“Governmental Entity” means (a) the United States of America, (b) any other sovereign nation, (c) any state, province, county, municipal, district, territory or other political subdivision of (a) or (b) of this definition, including, but not limited to, any county, municipal or other local subdivision of the foregoing, or (d) any agency, arbitrator or arbitral body (public or private), authority, board, body, bureau, commission, court, department, entity, instrumentality, organization (including any public international organization such as the United Nations) or tribunal exercising executive, legislative, judicial, quasi-judicial, regulatory or administrative functions of or pertaining to government on behalf of (a), (b) or (c) of this definition.

Annex G-8

“HSR Act” has the meaning set forth in Section 3.02(c).

“IM Unit Option Plan” means the Intuitive Machines, LLC 2021 Unit Option Plan.

“Indemnified Person” has the meaning set forth in Section 7.04(a).

“IRS” means the U.S. Internal Revenue Service.

“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended from time to time.

“Joinder” means a joinder to this Agreement, in form and substance substantially similar to Exhibit A to this Agreement.

“Law” means all laws, statutes, acts, constitutions, treaties, principles of common law, codes, ordinances, rules and regulations of any Governmental Entity.

“Liquidator” has the meaning set forth in Section 14.02.

“LLC Option Exercise” means the exercise, whether in whole or in part, of an LLC Option by the applicable LLC Optionee in accordance with the provisions of the IM Unit Option Plan and the option agreement evidencing such LLC Option.

“LLC Optionees” means each of the Persons named on Schedule [•] attached hereto with respect to the number of Common Units underlying the LLC Options set forth opposite the name of such Person under the column labeled “LLC Options” therein, as long as the LLC Option of such Person remains effective in accordance with its terms and only to the extent of the remaining number of Common Units with respect to which such Person has not then exercised such LLC Option.

“LLC Options” means the Original LLC Options granted under the IM Unit Option Plan, in each case as amended in connection with the Recapitalization, and which after giving effect to the Recapitalization give each LLC Optionee the right to purchase, subject to the terms and conditions set forth therein, the number of Common Units set forth opposite such LLC Optionee’s name on Schedule [•] hereto at an exercise price per Common Unit set forth on Schedule [•] hereto. For the avoidance of doubt, no additional LLC Options will be issued on and after the date of this Agreement.

“Liquidating Event” has the meaning set forth in Section 14.01.

“Manager” has the meaning set forth in Section 6.01.

“Market Price” means, with respect to a share of Class A Common Stock as of a specified date, the last sale price per share of Class A Common Stock, regular way, or if no such sale took place on such day, the average of the closing bid and asked prices per share of Class A Common Stock, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the Stock Exchange or, if the Class A Common Stock is not listed or admitted to trading on the Stock Exchange, as reported on the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Class A Common Stock is listed or admitted to trading or, if the Class A Common Stock is not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or, if such system is no longer in use, the principal other automated quotation system that may then be in use or, if the Class A Common Stock is not quoted by any such system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in shares of Class A Common Stock selected by the Corporate Board or, in the event that no trading price is available for the shares of Class A Common Stock, the fair market value of a share of Class A Common Stock, as determined in good faith by the Corporate Board.

“Member” means, as of any date of determination, (a) each of the members named on the Schedule of Members and (b) any Person admitted to the Company as a Substituted Member or Additional Member in accordance with Article XII, but in each case only so long as such Person is shown on the Company’s books and records as the owner of one or more Units, each in its capacity as a member of the Company. For the avoidance of doubt, an LLC Optionee shall not constitute a Member hereunder except to the extent that, as of such date of determination, such Person is shown on the Company’s books and records as an owner of one or more Units (excluding Unvested Earn Out Units).

Annex G-9

“Member Nonrecourse Debt Minimum Gain” has the meaning of “partner nonrecourse debt minimum gain” set forth in Treasury Regulation Section 1.704-2(i)(2).

“Minimum Redemption Number” means, with respect to a Redemption by any Member, the lesser of (i) [2,000] Common Units and (ii) all of the Common Units held by the Redeeming Member.

“Minority Member Redemption Date” has the meaning set forth in Section 11.01(i).

“Minority Member Redemption Notice” has the meaning set forth in Section 11.01(i).

“NASA” means the National Aeronautics and Space Administration, including any governmental body or agency succeeding to the functions thereof.

“Net Profit” and “Net Loss” means, for each applicable Allocation Period, an amount equal to the Company’s taxable income or loss for such Allocation Period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss, deduction or credit required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments (without duplication):

(a) any income of the Company that is exempt from U.S. federal income tax and not otherwise taken into account in computing Net Income or Net Loss pursuant to this definition of “Net Profit” and “Net Loss” shall be added to such taxable income or loss;

(b) any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as Section 705(a)(2)(B) of the Code expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Income and Net Loss pursuant to this definition of “Net Profit” and “Net Loss,” shall be subtracted from such taxable income or loss;

(c) gain or loss resulting from any disposition of any asset of the Company with respect to which gain or loss is recognized for U.S. federal income tax purposes shall be computed by reference to the Book Value of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Book Value;

(d) in lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Allocation Period, computed in accordance with the definition of Depreciation;

(e) to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or Section 743(b) of the Code is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account for purposes of computing Net Profit or Net Loss;

(f) if the Book Value of any asset of the Company is adjusted in accordance with clause (b) or (d) of the definition of Book Value, the amount of such adjustment shall be taken into account, in the applicable Allocation Period, as gain or loss from the disposition of such Property for purposes of computing Net Profit or Net Loss; and

(g) notwithstanding any other provision of this definition, any items that are specially allocated pursuant to Section 5.03 shall not be taken into account in computing Net Profit and Net Loss.

The amounts of the items of Company income, gain, loss, or deduction available to be specially allocated pursuant to Section 5.03 shall be determined by applying rules analogous to those set forth in subparagraphs (a) through (f) above.

“Non-Foreign Person Certificate” has the meaning set forth in Section 11.07(a).

“Officer” has the meaning set forth in Section 6.01(b).

“OMES III Contract” means [•].

“Optionee” means a Person to whom a stock option is granted under any Stock Option Plan.

“Original LLC Agreement” has the meaning set forth in the Recitals.

Annex G-10

“Original Units” means the Class A membership interests and Class B membership interests (each as defined in the A&R LLC Agreement) of the Company.

“Other Agreements” has the meaning set forth in Section 10.04.

“Partnership Tax Audit Rules” means Sections 6221 through 6241 of the Code, as amended, together with any final or temporary Treasury Regulations and other official guidance interpreting Sections 6221 through 6241 of the Code, as amended (and any analogous provision of state or local tax law).

“Percentage Interest” means, as among an individual class of Units and with respect to a Member at a particular time, such Member’s percentage interest in the Company determined by dividing the number of such Member’s Units of such class by the total number of Units of all Members of such class at such time. The Percentage Interest of each Member shall be calculated to the fourth decimal place.

“Permitted Transfer” has the meaning set forth in Section 10.02.

“Permitted Transferee” has the meaning set forth in Section 10.02.

“Person” means an individual or any corporation, partnership, limited liability company, trust, unincorporated organization, association, joint venture or any other organization or entity, whether or not a legal entity.

“Per Unit Capital Amount” means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any class of Units held by a Member.

“Preferred Investor Warrants” has the meaning set forth in the Transaction Agreement.

“Preferred Unit Related Taxes” has the meaning set forth in Section 4.01(b)(i)(A).

“Pre-Transaction Members” has the meaning set forth in the Recitals.

“Pro rata,” “pro rata portion,” “according to their interests,” “ratably,” “proportionately,” “proportional,” “in proportion to,” “based on the number of Units held,” “based upon the percentage of Units held,” “based upon the number of Units outstanding,” and other terms with similar meanings, when used in the context of a number of Units of the Company relative to other Units, means as amongst an individual class of Units, pro rata based upon the number of such Units within such class of Units.

“Purchaser Common Warrants” has the meaning set forth in the Transaction Agreement.

“Qualified Offering” means a follow-on or qualified public or private offering of shares of Class A Common Stock by the Corporation following the date hereof.

“Quarterly Redemption Date” means, following the Transactions, for each calendar quarter in a Restricted Fiscal Year, (a) the later to occur of either (i) the completion of the second Trading Day after the date on which the Corporation makes a public news release of its quarterly earnings for the prior calendar quarter and (ii) the first day of each calendar quarter on which directors and executive officers of the Corporation are permitted to trade under the applicable policies of the Corporation related to trading by directors and executive officers, or (b) such other date as the Corporation shall determine in its sole discretion is in the best interest of the Members (other than the Corporation). The Corporation will deliver notice of the Quarterly Redemption Date to each Member (other than the Corporation) at least seventy-five (75) days prior to each Quarterly Redemption Date.

“Quarterly Tax Distribution” has the meaning set forth in Section 4.01(b)(i).

“Recapitalization” has the meaning set forth in the Recitals.

“Recapitalization Instrument” means the written consent of the Pre-Transaction Members set forth in Schedule [•].

“Redeemed Units” has the meaning set forth in Section 11.01(a).

“Redeemed Units Equivalent” means the product of (a) the applicable number of Redeemed Units, multiplied by (b) the Common Unit Redemption Price.

Annex G-11

“Redeeming Member” has the meaning set forth in Section 11.01(a).

“Redemption” has the meaning set forth in Section 11.01(a).

“Redemption Date” has the meaning set forth in Section 11.01(a).

“Redemption Notice” has the meaning set forth in Section 11.01(a).

“Redemption Right” has the meaning set forth in Section 11.01(a).

“Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of the date hereof, by and among the Corporation, certain of the Members as of the date hereof and certain other Persons party thereto (together with any joinder thereto from time to time by any successor or assign to any party to such agreement).

“Restricted Fiscal Year” means any Fiscal Year during which the Manager determines the Company does not satisfy the private placement safe harbor of Treasury Regulations Section 1.7704-1(h).

“Retraction Notice” has the meaning set forth in Section 11.01(c).

“Revaluation Event” means an event that results in an adjustment of the Book Value of each Company property pursuant to clauses (b) and (e) of the definition of Book Value.

“Schedule of Members” has the meaning set forth in Section 3.01(b).

“SEC” means the U.S. Securities and Exchange Commission, including any governmental body or agency succeeding to the functions thereof.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and applicable rules and regulations thereunder, and any successor to such statute, rules or regulations. Any reference herein to a specific section, rule or regulation of the Securities Act shall be deemed to include any corresponding provisions of future Law.

“Securities Purchase Agreement” means that certain securities purchase agreement, dated as of the date hereof, entered into by and among the Purchasers (as defined therein), the Company and the series A investors, pursuant to which the series A investors have agreed, among other things, to purchase from the Purchasers, and the Purchasers have agreed, among other things, to sell to the series A investors, Series A Preferred Stock and preferred investor warrants, for an aggregate purchase price of $26,000,000.

“Series A Liquidation Value ” has the meaning set forth in Section 14.02(c)(i).

“Series A Preferred Contribution Amount” is equal to (a) the Stated Value (as defined by the Securities Purchase Agreement) multiplied by the number of shares of purchased preferred stock as determined under the Securities Purchase Agreement less (b) the amount in clause (a) that is properly allocated to the purchase of the Investor Warrants pursuant to the Securities Purchase Agreement.

“Series A Preferred Conversion” has the meaning set forth in Section 5.06(c).

“Series A Preferred Stock” means the shares of 10.0% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share, of the Corporation.

“Series A Preferred Units” means a Unit designated as a “Series A Preferred Unit” and having the rights and obligations specified with respect to the Series A Preferred Units in this Agreement.

“Share Settlement” means a number of shares of Class A Common Stock (together with any Corresponding Rights) equal to the number of Redeemed Units.

“Stock Exchange” means the Nasdaq Stock Market.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, (b) if a limited liability company, partnership, association or other business

Annex G-12

entity (other than a corporation), a majority of the voting interests thereof are at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof, (c) in any case, such Person controls the management thereof, or (d) such business entity is a variable interest entity of that Person. For purposes hereof, references to a “Subsidiary” of the Company shall be given effect only at such times that the Company has one or more Subsidiaries, and, unless otherwise indicated, the term “Subsidiary” refers to a Subsidiary of the Company. For the avoidance of doubt, “Subsidiaries” of the Company shall include any and all of the Company’s direct and indirect, greater than fifty percent (50%) owned joint ventures.

“Substituted Member” means a Person that is admitted as a Member to the Company pursuant to Section 12.01.

“Tax Distributions” has the meaning set forth in Section 4.01(b)(i).

“Tax Receivable Agreement” means that certain Tax Receivable Agreement, dated as of the date hereof, by and among the Corporation and the Company, on the one hand, and the Members (as such term is defined in the Tax Receivable Agreement) party thereto, on the other hand (together with any joinder thereto from time to time by any successor or assign to any party to such agreement).

“Taxable Year” means the Company’s accounting period for U.S. federal income tax purposes determined pursuant to Section 9.02.

“Trading Day” means a day on which the Stock Exchange or such other principal United States securities exchange on which the on which the Class A Common Stock is listed or admitted to trading is open for the transaction of business (unless such trading shall have been suspended for the entire day).

“Trading Market” means the Stock Exchange, or if the Class A Common Stock is not then listed or quoted on the Stock Exchange, any of the following markets or exchanges on which the Class A Common Stock is listed or quoted for trading on the date in question: the NYSE American, the New York Stock Exchange (or any successors to any of the foregoing).

“Transaction Agreement” has the meaning set forth in the Recitals.

“Transfer” (and, with a correlative meaning, “Transferring”) means any sale, transfer, assignment, redemption, pledge, encumbrance or other disposition of (whether directly or indirectly, whether with or without consideration and whether voluntarily or involuntarily or by operation of Law) (a) any interest (legal or beneficial) in any Equity Securities of the Company or (b) any equity or other interest (legal or beneficial) in any Member if substantially all of the assets of such Member consist solely of Units.

“Treasury Regulations” means the final, temporary and (to the extent they can be relied upon) proposed regulations under the Code, as promulgated from time to time (including corresponding provisions and succeeding provisions) as in effect for the relevant taxable period.

“Unit” means the fractional interest of a Member in Net Profits and Net Losses (or items thereof) and Distributions of the Company, and otherwise having the rights and obligations specified with respect to “Units” in this Agreement, including, but not limited to Common Units, Series A Preferred Units and Unvested Earn Out Units; provided, however, that any class or group of Units issued, including the Common Units and Unvested Earn Out Units, shall have the relative rights, powers and duties set forth in this Agreement applicable to such class or group of Units.

“Unrealized Gain” attributable to any item of Company property means, as of any date of determination, the excess, if any, of (a) the Fair Market Value of such property as of such date (as determined under clause (c) of the definition of Book Value over (b) the Book Value of such property as of such date (prior to any adjustment to be made pursuant to clause (b) of the definition Book Value as of such date.

“Unrealized Loss” attributable to any item of Company property means, as of any date of determination, the excess, if any, of (a) the Book Value of such property as of such date (prior to any adjustment to be made pursuant to clause (b) of the definition of Book Value as of such date) over (b) the Fair Market Value of such property as of such date (as determined under clause (c) of the definition of Book Value).

“Unvested Earn Out Units” means a Unit designated as a “Common Unit” and having the rights and obligations specified with respect to the Unvested Earn Out Units in this Agreement.

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“Upstairs Warrants” has the meaning set forth in Section 3.04(f).

“Vesting Event I” shall occur if, within the Vesting Period, the Company is awarded the OMES III Contract by NASA.

“Vesting Event II-A” shall occur if, within the Vesting Period, Vesting Event I has occurred and the Common Share Price of the Class A Common Stock is greater than or equal to $15.00 per share.

“Vesting Event II-B” shall occur if, within the Vesting Period, Vesting Event I has not occurred and the Common Share Price of the Class A Common Stock is greater than or equal to $15.00 per share.

“Vesting Event III” shall occur if, within the Vesting Period, the Common Share Price of the Class A Common Stock is greater than or equal to $17.50 per share.

“Vesting Events” means Vesting Event I, Vesting Event II-A, Vesting Event II-B and Vesting Event III.

“Vesting Period” means (i) with respect to Vesting Event I, the time period beginning on the date hereof and ending on 11:59 pm ET on December 31, 2023 and, (ii) with respect to Vesting Event II-A, Vesting Event II-B and Vesting Event III, the time period beginning on the date that is one hundred fifty (150) days following the Closing Date and ending on the date that is the five (5) year anniversary of the Closing Date (inclusive of the first and last day of such period).

“Voting Securities” of any Person means the capital stock or other Equity Securities of such Person normally entitled to vote in the election of directors or comparable governing body of such Person.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Class A Common Stock is then listed or quoted on a Trading Market, the daily volume weighted average price of the Class A Common Stock for such date (or the nearest preceding date) on the Trading Market on which the Class A Common Stock is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the Class A Common Stock for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Class A Common Stock is not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Class A Common Stock are then reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Class A Common Stock so reported, or (d) in all other cases, the fair market value of a share of Class A Common Stock as determined by an independent appraiser selected in good faith by the Holders of a majority in interest of the Series A Preferred Stock then outstanding and reasonably acceptable to the Corporation, the fees and expenses of which shall be paid by the Corporation.

“Warrant Agreements” means warrant agreements between the Corporation and the Company, dated as of the date hereof, pursuant to which, among other things, the Company will issue Common Warrants and Investor Warrants to the Corporation.

“Warrants” means the Common Warrants and the Investor Warrants.

Article II.
ORGANIZATIONAL MATTERS

Section 2.01 Formation and Re-Domiciliation of Company. The Company was formed on October 17, 2013 pursuant to the provisions of the TBOC. The Company was re-domiciled to Delaware on [•] pursuant to the provisions of the TBOC and the Delaware Act.

Section 2.02 Second Amended and Restated Limited Liability Company Agreement. The Members hereby execute this Agreement for the purpose of amending, restating and superseding the A&R LLC Agreement in its entirety and otherwise establishing the affairs of the Company and the conduct of its business in accordance with the provisions of the Delaware Act. The Members hereby agree that, during the term of the Company set forth in Section 2.06, the rights and obligations of the Members with respect to the Company will be determined in accordance with the terms and conditions of this Agreement and the Delaware Act. No provision of this Agreement shall be in violation of the Delaware Act and to the extent any provision of this Agreement is in violation of the Delaware Act,

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such provision shall be void and of no effect to the extent of such violation without affecting the validity of the other provisions of this Agreement. Neither any Member nor the Manager nor any other Person shall have appraisal rights with respect to any Units.

Section 2.03 Name. The name of the Company is “Intuitive Machines, LLC”. The Manager in its sole discretion may change the name of the Company at any time and from time to time. Notification of any such change shall be given to all of the Members. The Company’s business may be conducted under its name and/or any other name or names deemed advisable by the Manager.

Section 2.04 Purpose; Powers. The primary business and purpose of the Company shall be to engage in such lawful acts or activities as are permitted under the Delaware Act. The Company shall have the power and authority to take (directly or indirectly through its Subsidiaries) any and all actions and engage in any and all activities necessary, appropriate, desirable, advisable, ancillary or incidental to accomplish the foregoing purpose.

Section 2.05 Principal Office; Registered Office. The principal office of the Company shall be located at such place or places as the Manager may from time to time designate, each of which may be within or outside the State of Delaware. The address of the registered office of the Company in the State of Delaware shall be c/o Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, and the registered agent for service of process on the Company in the State of Delaware at such registered office shall be Corporation Service Company. The Manager may from time to time change the Company’s registered agent and registered office in the State of Delaware.

Section 2.06 Term. The term of the Company commenced upon the filing of the Certificate of Formation of the Company with the office of the Secretary of State of the State of Texas in accordance with the TBOC and shall continue in perpetuity unless dissolved in accordance with the provisions of Article XIV.

Section 2.07 No State-Law Partnership. The Members intend that the Company not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member by virtue of this Agreement, for any purposes other than as set forth in the last sentence of this Section 2.07, and neither this Agreement nor any other document entered into by the Company or any Member relating to the subject matter hereof shall be construed to suggest otherwise. The Members intend that the Company shall be treated as a partnership for U.S. federal and, if applicable, state or local income tax purposes, and that each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

Section 2.08 Liability. Except as otherwise provided by the Delaware Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member.

Article III.
MEMBERS; UNITS; CAPITALIZATION

Section 3.01 Members.

(a) In connection with the Transactions, the Corporation acquired Common Units, Series A Preferred Units, Common Warrants and Investor Warrants from the Company as consideration for the Closing Contributions and was admitted as a Member.

(b) The Company shall maintain a schedule setting forth: (i) the name and address of each Member; (ii) the aggregate number of outstanding Units and the number and class of Units held by each Member; (iii) the aggregate amount of cash Capital Contributions that have been made by the Members with respect to their Units; and (iv) the Fair Market Value of any property other than cash contributed by the Members with respect to their Units (including, if applicable, a description and the amount of any liability assumed by the Company or to which contributed property is subject) (such schedule, as updated and amended from time to time in accordance with the terms of this Agreement, the “Schedule of Members”). The Schedule of Members in effect as of the Effective Time and after giving effect to the Transactions, including the Recapitalization, is set forth as Schedule 2 to this Agreement. The Schedule of Members may be updated by the Manager in the Company’s books and records from time to time, and as so updated, it shall be the definitive record of ownership of each Unit of the Company and all relevant information with respect to each Member. The Company shall be entitled to recognize the exclusive right of a Person registered on its records as

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the owner of Units for all purposes and shall not be bound to recognize any equitable or other claim to or interest in Units on the part of any other Person, whether or not it shall have express or other notice thereof, except as otherwise provided by the Delaware Act. Following the date hereof, no Person shall be admitted as a Member and no additional Units shall be issued except as expressly provided herein.

(c) No Member shall be required or, except as approved by the Manager pursuant to Section 6.01 and in accordance with the other provisions of this Agreement, permitted to (i) loan any money or property to the Company, (ii) borrow any money or property from the Company or (iii) make any additional Capital Contributions.

Section 3.02 Units.

(a) Interests in the Company shall be represented by Units, or such other securities of the Company, in each case as the Manager may establish in its discretion in accordance with the terms and subject to the restrictions hereof. At the Effective Time, the Units will be comprised of three authorized classes: (i) a single class of Common Units; (ii) a single class of Series A Preferred Units; and (iii) a single class of Unvested Earn Out Units. All Common Units shall have identical rights and privileges in all respects, all Series A Preferred Units shall have identical rights and privileges in all respects and all Unvested Earn Out Units shall have identical rights and privileges in all respects.

(b) Subject to Section 3.04(a), the Manager may cause the Company to (i) issue additional Common Units or Series A Preferred Units (but not additional Unvested Earn Out Units) at any time in its sole discretion and (ii) create one or more classes or series of Units or preferred Units solely to the extent such new class or series of Units or preferred Units are substantially economically equivalent to a class of common or other stock of the Corporation or class or series of preferred stock of the Corporation, respectively; provided, that as long as there are any Members (other than the Corporation and its Subsidiaries) no such new class or series of Units may be issued, in each case, except to the extent (and solely to the extent) the Company actually receives cash in an aggregate amount, or other property with a Fair Market Value in an aggregate amount, equal to the aggregate distributions that would be made in respect of such new class or series of Units if the Company were liquidated immediately after the issuance of such new class or series of Units. The Company may reissue any Common Units (but not Unvested Earn Out Units or Series A Preferred Units) that have been repurchased or acquired by the Company; provided, that any such issuance, and the admission of any Person as a Member in connection therewith, is otherwise made in accordance with the provisions of this Agreement.

(c) Each Unvested Earn Out Unit will be held in accordance with this Agreement unless and until an applicable Vesting Event occurs with respect to such Unvested Earn Out Unit. Upon the occurrence of a Vesting Event, those Unvested Earn Out Units to which such Vesting Event relates will be immediately converted into an equal number of Common Units, with all rights and privileges of a Common Unit under this Agreement thereafter. Notwithstanding anything to the contrary contained in this Agreement, if, upon the occurrence of a Vesting Event, a filing is required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), for the immediate conversion of any Unvested Earn Out Unit into an equal number of Common Units, then the conversion date with respect to each such Unvested Earn Out Unit shall be delayed until the earlier of (i) such time as the required filing under the HSR Act has been made and the waiting period applicable to such conversion under the HSR Act shall have expired or been terminated or (ii) such filing is no longer required, at which time such conversion shall automatically occur without any further action by the holders of any such Unvested Earn Out Unit. Each of the Members agree to promptly take all actions required to make such filing under the HSR Act and the filing fee for such filing shall be paid by the Company. Upon the occurrence of (i) Vesting Event I, if ever, the Unvested Earn Out Units that are issued and outstanding as of the date of such occurrence and (subject to Section 3.04(a)) are set forth on Schedule 3 under the column labeled “Vesting Event I Earn Out Units” will automatically vest and (subject to the second sentence of this Section 3.02(c)) will convert immediately into an equal number of Common Units, (ii) Vesting Event II-A, if ever, the Unvested Earn Out Units that are issued and outstanding as of the date of such occurrence and (subject to Section 3.04(a)) are set forth on Schedule 3 under the column labeled “Vesting Event II-A Earn Out Units” will automatically vest and (subject to the second sentence of this Section 3.02(c)) will convert immediately into an equal number of Common Units, (iii) Vesting Event II-B, if ever, the Unvested Earn Out Units that are issued and outstanding as of the date of such occurrence and (subject to Section 3.04(a)) are set forth on Schedule 3 under the column labeled “Vesting Event II-B Earn Out Shares” will automatically vest and (subject to the second sentence of this Section 3.02(c)) will convert immediately into an equal number of Common Units, and (iv) Vesting Event III, if ever, the Unvested Earn Out Units that are issued and outstanding as of the date of such occurrence and (subject to Section 3.04(a)) are set forth on Schedule 3 under the column labeled “Vesting Event III Earn Out Shares” will

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automatically vest and (subject to the second sentence of this Section 3.02(c)) will convert immediately into an equal number of Common Units (such that following the occurrence of Vesting Event III, no Unvested Earn Out Units shall remain outstanding). For the avoidance of doubt, (I) the Unvested Earn Out Units shall be, in each case, adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into Common Units), extraordinary cash dividend (which adjustment shall be subject to the reasonable mutual agreement of the Corporation and the Company), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to Common Units occurring on or after the Effective Time, (ii) the Vesting Events may be achieved at the same time or over the same overlapping Trading Days, and (iii) Vesting Event II-A and Vesting Event II-B may not both be achieved. If Vesting Event I or a Change of Control has not occurred prior to 11:59 pm ET on December 31, 2023, all of the Unvested Earn Out Units that are issued and outstanding as of such time and that (subject to Section 3.04(a)) are set forth on Schedule 3 under the column labeled “Vesting Event I Earn Out Units” shall not vest or convert into Common Units under this Agreement, and instead shall immediately and automatically be canceled and extinguished for no consideration without any further action required by any Person. If Vesting Event II-A or a Change of Control has not occurred in the time period beginning on the date that is one hundred fifty (150) days following the Closing Date and ending on the date that is the five (5) year anniversary of the date hereof (inclusive of the first and last day of such period), the Unvested Earn Out Units that are issued and outstanding as of such time and that (subject to Section 3.04(a)) are set forth on Schedule 3 under the column labeled “Vesting Event II-A Earn Out Units” shall not vest or convert into Common Units under this Agreement, and instead shall immediately and automatically be canceled and extinguished for no consideration without any further action required by any Person. If Vesting Event II-B or a Change of Control has not occurred in the time period beginning on the date that is one hundred fifty (150) days following the Closing Date and ending on the date that is the five (5) year anniversary of the date hereof (inclusive of the first and last day of such period), the Unvested Earn Out Units that are issued and outstanding as of such time and that (subject to Section 3.04(a)) are set forth on Schedule 3 under the column labeled “Vesting Event II-B Earn Out Units” shall not vest or convert into Common Units under this Agreement, and instead shall immediately and automatically be canceled and extinguished for no consideration without any further action required by any Person. If Vesting Event III or a Change of Control has not occurred in the time period beginning on the date that is one hundred fifty (150) days following the Closing Date and ending on the date that is the five (5) year anniversary of the date hereof (inclusive of the first and last day of such period), the Unvested Earn Out Units that are issued and outstanding as of such time and that (subject to Section 3.04(a)) are set forth on Schedule 3 under the column labeled “Vesting Event III Earn Out Units” shall not vest or convert into Common Units under this Agreement, and instead shall immediately and automatically be canceled and extinguished for no consideration without any further action required by any Person.

(d) If, during the Vesting Period, there is a Change of Control:

(i) that will result in the holders of Class A Common Stock receiving a per share price (based on the value of the cash, securities or in-kind consideration being delivered in respect of such Class A Common Stock, as determined in good faith by the Corporate Board) equal to or in excess of $15.00 (adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into Class A Common Stock), extraordinary cash dividend (which adjustment shall be subject to the reasonable mutual agreement of the Corporation and the Company), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to Class A Common Stock occurring on or after the Closing), then (A) to the extent Vesting Event I has occurred prior thereto, but Vesting Event II-A has not occurred prior thereto, Vesting Event II-A shall be deemed to occur and the Unvested Earn Out Units that are issued and outstanding as of the date of such occurrence and (subject to Section 3.04(a)) are set forth on Schedule 3 under the column labeled “Vesting Event II-A Earn Out Shares” will automatically vest and (subject to the second sentence of Section 3.02(c)) will convert immediately into an equal number of Common Units, in each case, immediately prior to the closing of such Change of Control and (B) to the extent neither Vesting Event I nor Vesting Event II-B has occurred prior thereto, Vesting Event II-B shall be deemed to occur and the Unvested Earn Out Units that are issued and outstanding as of the date of such occurrence and (subject to Section 3.04(a)) are set forth on Schedule 3 under the column labeled “Vesting Event II-B Earn Out Shares” will automatically vest and (subject to the second sentence of Section 3.02(c)) will convert immediately into an equal number of Common Units, in each case, immediately prior to the closing of such Change of Control; and

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(ii) that will result in the holders of Class A Common Stock receiving a per share price (based on the value of the cash, securities or in-kind consideration being delivered in respect of such Class A Common Stock, as determined in good faith by the Corporate Board) equal to or in excess of $17.50 (adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into Class A Common Stock), extraordinary cash dividend (which adjustment shall be subject to the reasonable mutual agreement of the Corporation and the Company), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to Class A Common Stock occurring on or after the Closing), then to the extent Vesting Event III has not occurred prior thereto, Vesting Event III shall be deemed to occur and the Unvested Earn Out Units that are issued and outstanding as of the date of such occurrence and (subject to Section 3.04(a)) are set forth on Schedule 3 under the column labeled “Vesting Event III Earn Out Shares” will automatically vest and (subject to the second sentence of Section 3.02(c)) will convert immediately into an equal number of Common Units, in each case, immediately prior to the closing of such Change of Control.

(e) Subject to Sections 15.03(b) and Section 15.03(c), the Manager may amend this Agreement, without the consent of any Member or any other Person, in connection with the creation and issuance of such classes or series of Units, pursuant to Sections 3.02(b), 3.04(a) or 3.10.

Section 3.03 Recapitalization; the Corporation’s Capital Contribution; the Corporation’s Purchase of Common Units and Unvested Earn Out Units.

(a) In order to effect the Recapitalization, the number of Original Units that were issued and outstanding and held by the Pre-Transaction Members prior to the Effective Time as set forth opposite the respective Pre-Transaction Member’s name in Schedule 1 and the number of Original LLC Options that were issued and outstanding and held by the Original LLC Optionees prior to the Effective Time as set forth opposite the respective Original LLC Optionee’s name in Schedule [•] were, in each case, converted pursuant to the terms of the Transaction Agreement and the Recapitalization Instrument, immediately prior to the Effective Time, into the number of Common Units set forth opposite the name of the respective Pre-Transaction Member on the Schedule of Members attached hereto as Schedule 2 and LLC Options to purchase and the number of Common Units set forth opposite the name of the respective LLC Optionee on Schedule [•], respectively, and such Common Units and LLC Options are hereby issued and outstanding as of the Effective Time and the holders of such Common Units are Members hereunder.

(b) At the Effective Time, pursuant to the Transaction Agreement, the Company issued to the Corporation, and the Corporation acquired [•] Common Units, [•] Series A Preferred Units, [•] Common Warrants and [•] Investor Warrants in exchange for the Closing Contributions. For the avoidance of doubt, (i) the Corporation shall be admitted as a Member with respect to all Common Units and Series A Preferred Units it holds from time to time and (ii) each Warrant and Investor Warrant shall be treated as a “noncompensatory option” within the meaning of Treasury Regulations Sections 1.721-2(f) and 1.761-3(b)(2) and shall not be treated as a partnership interest pursuant to Treasury Regulations Section 1.761-3(a). The parties hereto acknowledge and agree that the transaction described in this Section 3.03(b) will result in a “revaluation of partnership property” and corresponding adjustments to Capital Account balances as described in Section 1.704-1(b)(2)(iv)(f) of the Treasury Regulations.

Section 3.04 Authorization and Issuance of Additional Units and Warrants.

(a) Except as otherwise determined by the Manager, the Company, the Manager and the Corporation shall undertake all actions, including, without limitation, an issuance, reclassification, distribution, division or recapitalization, with respect to the Common Units, the Class A Common Stock, the Class B Common Stock or the Class C Common Stock, as applicable, to maintain at all times (i) a one-to-one ratio between the number of Common Units owned by the Corporation, directly or indirectly, and the number of outstanding shares of Class A Common Stock, (ii) a one-to-one ratio between the number of Common Units owned by each Member (other than the Corporation and its Subsidiaries), directly or indirectly, and the aggregate number of outstanding shares of Class B Common Stock and Class C Common Stock owned by such Member, (iii) a one-to-one ratio between the number of Series A Preferred Units owned by the Corporation, directly or indirectly, and the number of outstanding shares of Series A Preferred Stock, (iv) a one-to-one ratio between the number of Common Warrants owned by the Corporation, directly or indirectly, and the number of outstanding Purchaser Common Warrants and (v) a one-to-one ratio between the number of Investor Warrants owned by the Corporation, directly or indirectly, and the number of outstanding Preferred Investor Warrants (collectively, the

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“One-to-One Ratios”), in each case, disregarding, for purposes of maintaining the One-to-One Ratios, (A) treasury stock or (B) preferred stock or other debt or Equity Securities (including any Corresponding Rights) issued by the Corporation that are convertible into or exercisable or exchangeable for Class A Common Stock (except to the extent the net proceeds from such other securities, including any exercise or purchase price payable upon conversion, exercise or exchange thereof, has been contributed by the Corporation to the equity capital of the Company); provided that, in each of the foregoing cases of clause (B), the issuance of Class A Common Stock in connection with the conversion, exercise or exchange, as applicable, of such preferred stock or other debt or Equity Securities, as applicable, shall not be disregarded for purposes of this Section 3.04. Except as otherwise determined by the Manager, in the event the Corporation issues, transfers or delivers from treasury stock or repurchases or redeems Class A Common Stock in a transaction not contemplated in this Agreement, the Manager, the Corporation and the Company shall take all actions such that, after giving effect to all such issuances, transfers, deliveries, repurchases or redemptions, the number of outstanding Common Units owned, directly or indirectly, by the Corporation will equal on a one-for-one basis the number of outstanding shares of Class A Common Stock.

(b) Except as otherwise determined by the Manager, in the event the Corporation issues, transfers or delivers from treasury stock or repurchases or redeems the Corporation’s preferred stock in a transaction not contemplated in this Agreement, the Manager, the Corporation the Company and the Corporation shall take all actions such that, after giving effect to all such issuances, transfers, deliveries, repurchases or redemptions, the Corporation, directly or indirectly, holds (in the case of any issuance, transfer or delivery) or ceases to hold (in the case of any repurchase or redemption) Equity Securities in the Company that (in the good faith determination by the Manager) are in the aggregate substantially economically equivalent to the outstanding preferred stock of the Corporation so issued, transferred, delivered, repurchased or redeemed. Except as otherwise determined by the Manager, in the event the Corporation issues, transfers or delivers from treasury stock or repurchases or redeems Class B Common Stock or Class C Common Stock in a transaction not contemplated in this Agreement, the Manager, the Corporation and the Company shall take all actions such that, after giving effect to all such issuances, transfers, deliveries, repurchases or redemptions, the number of outstanding Common Units owned, directly or indirectly, by the Members (other than the Corporation and its Subsidiaries and the Pre-Transaction Members), directly or indirectly, will equal on a one-for-one basis the aggregate number of outstanding shares of Class B Common Stock and Class C Common Stock.

(c) Except as otherwise determined by the Manager, the Corporation and the Company shall not undertake any subdivision (by any Common Unit split, stock split, Common Unit distribution, stock distribution, reclassification, division, recapitalization or similar event) or combination (by reverse Common Unit split, reverse stock split, reclassification, division, recapitalization or similar event) of the Common Units, Series A Preferred Units, Class A Common Stock, Class B Common Stock or Class C Common Stock, as applicable, that is not accompanied by an identical subdivision or combination of Class A Common Stock, Class B Common Stock, Class C Common Stock, Series A Preferred Stock or Common Units, respectively, to maintain at all times the One-to-One Ratios, in each case, unless such action is necessary to maintain at all times a one-to-one ratio between either the number of Common Units owned, directly or indirectly, by the Corporation and the number of outstanding shares of Class A Common Stock, the number of Common Units owned by Members (other than the Corporation and its Subsidiaries) and the aggregate number of outstanding shares of Class B Common Stock and Class C Common Stock, or the number of Series A Preferred Units owned by the Corporation, directly or indirectly, and the number of outstanding shares of Series A Preferred Stock, in each case as contemplated by the first sentence of this Section 3.04(a).

(d) Except in connection with a redemption of Common Units described in Article XI, if at any time the Corporation issues a share of Class A Common Stock or other Equity Security, (i) the Company shall issue to the Corporation such number of Common Units or corresponding Equity Securities as is necessary to maintain the One-to-One Ratios, and (ii) in exchange for such issuance, the net proceeds or contributed proceeds received by the Corporation with respect to the corresponding issuance of Class A Common Stock or Equity Securities shall be concurrently contributed by the Corporation to the Company except to the extent such net proceeds are used by the Corporation to acquire Common Units from a Member (other than the Corporation). If at any time the Corporation issues or redeems Class A Common Stock or Equity Securities, the Company, the Corporation and the Manager shall cooperate to issue, redeem, convert and/or cancel the Common Units or corresponding Equity Securities of the Company as necessary to maintain the One-to-One Ratios.

(e) Notwithstanding anything to the contrary herein, except to the extent described in Section 3.04(a) through (d), from time to time at its sole discretion, (i) the Corporation may make loans to the Company and its Subsidiaries, and (ii) the Corporation may contribute property (including cash and/or the loans described in the foregoing clause (i)) to

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the Company. Upon each contribution described in the foregoing clause (ii), and after giving proper effect to all related transactions, the Company shall (x) issue to the Corporation such number of Common Units or Equity Securities of the Company as necessary to maintain the One-to-One Ratios, if any, or the economic parity between one share of Class A Common Stock and one Common Unit and (y) cancel such number of Common Units or Equity Securities of the Company held by Members other than the Corporation on a pro rata basis (based on the number of Common Units held by each such Member) as necessary to maintain the One-to-One Ratios or the economic parity between one share of Class A Common Stock and one Common Unit.

(f) Excluding warrants, options or similar instruments governed by Section 3.10 (the “Excluded Instruments”), the exercise of which shall be governed by such Section 3.10 and not this Section 3.04(b), in the event any holder of a warrant to purchase shares of Class A Common Stock (the “Upstairs Warrants”) exercises an Upstairs Warrant, then the Corporation shall cause a corresponding exercise (including by effecting such exercise in the same manner, i.e., by payment of a cash exercise price or on a cashless basis) of a Warrant with similar terms held by the Corporation, such that the number of shares of Class A Common Stock issued in connection with the exercise of such Upstairs Warrants shall be matched with a corresponding number of Common Units issued by the Company to the Corporation pursuant to a Warrant Agreement. Upon the valid exercise of a Warrant by the Corporation in accordance with a Warrant Agreement pursuant to the immediately preceding sentence, the Company shall issue to the Corporation the number of Common Units contemplated thereby, free and clear of all liens and encumbrances other than those arising under applicable securities laws and this Agreement. The Corporation agrees that it will not exercise any Warrants other than in connection with the corresponding exercise of an Upstairs Warrant. In the event that an Upstairs Warrant is redeemed, the Company will redeem a Warrant with similar terms held by the Corporation.

(g) The Company shall only be permitted to issue additional Common Units, and/or establish other classes or series of Units or other Equity Securities in the Company to the Persons and on the terms and conditions provided for in Section 3.02, this Section 3.04, Section 3.10 and Section 3.11. Subject to the foregoing, the Manager may cause the Company to issue additional Common Units authorized under this Agreement and/or establish other classes or series of Units or other Equity Securities in the Company at such times and upon such terms as the Manager shall determine and the Manager shall amend this Agreement as necessary in connection with the issuance of additional Common Units, to establish other classes or series of Units or other Equity Securities in the Company, or admission of additional Members under this Section 3.04, in each case without the requirement of any consent or acknowledgement of any other Member.

Section 3.05 Repurchase or Redemption.

(a) Except as otherwise reasonably determined by the Manager, if at any time (i) any shares of Class A Common Stock are repurchased or redeemed (whether by exercise of a put or call, automatically or by means of another arrangement) by the Corporation for cash, then the Manager shall cause the Company, immediately prior to such repurchase or redemption of Class A Common Stock, to redeem a corresponding number of Common Units held (directly or indirectly) by the Corporation, at an aggregate redemption price equal to the aggregate purchase or redemption price of the shares of Class A Common Stock being repurchased or redeemed by the Corporation (plus any expenses related thereto), if any, and upon such other terms as are the same for the shares of Class A Common Stock being repurchased or redeemed by the Corporation or (ii) any other Equity Securities of the Corporation are repurchased or redeemed (whether by exercise of a put or call, automatically or by means of another arrangement) by the Corporation for cash, then the Manager shall cause the Company, immediately prior to such repurchase or redemption of such Equity Securities, to redeem an equal number of the corresponding class or series of Equity Securities of the Company with the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of the Corporation held (directly or indirectly) by the Corporation, in accordance with the One-to-One Ratios, at an aggregate redemption price equal to the aggregate purchase or redemption price of the applicable Equity Securities of the Corporation being repurchased or redeemed by the Corporation (plus any expenses related thereto), if any, and upon such other terms as are the same for the applicable Equity Securities of the Corporation being repurchased or redeemed by the Corporation; provided, that if the Corporation uses funds received from distributions from the Company or the net proceeds from an issuance of Class A Common Stock to fund such repurchase or redemption, then the Company shall cancel a corresponding number of Common Units held (directly or indirectly) by the Corporation for no consideration (but only to the extent that such Common Units were issued upon the issuance of Class A Common Stock from which the redemption proceeds were obtained).

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(b) The Company may not redeem or repurchase (i) any Common Units from the Corporation unless substantially simultaneously the Corporation redeems or repurchases an equal number of shares of Class A Common Stock for the same price per security from holders thereof or (y) any other Equity Securities of the Company from the Corporation unless substantially simultaneously the Corporation redeems or repurchases for the same price per security an equal number of Equity Securities of Corporation of a corresponding class or series with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of the Corporation.

(c) Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any repurchase or redemption if such repurchase or redemption would violate any applicable Law.

Section 3.06 Certificates. The Units shall be uncertificated unless otherwise determined by the Manager.

Section 3.07 Negative Capital Accounts. No Member shall be required to pay to any other Member or the Company any deficit or negative balance which may exist from time to time in such Member’s Capital Account (including upon and after dissolution of the Company).

Section 3.08 No Withdrawal. No Person shall be entitled to withdraw any part of such Person’s Capital Contribution or Capital Account or to receive any Distribution from the Company, except as expressly provided in this Agreement.

Section 3.09 Loans From Members. Loans by Members to the Company shall not be considered Capital Contributions. Subject to the provisions of Section 3.01(c), the amount of any such advances shall be a debt of the Company to such Member and shall be payable or collectible in accordance with the terms and conditions upon which such advances are made.

Section 3.10 LLC Option Exercises. If at any time or from time to time, in connection with any LLC Option, the LLC Optionee exercises its LLC Option in whole or in part:

(a) If such LLC Optionee is not a Member as of the date of such exercise, such LLC Optionee shall execute and deliver to the Manager a Joinder to this Agreement whereby such LLC Optionee shall agree to become a Member under this Agreement, entitled to all of the rights and privileges and subject to all of the agreements and responsibilities of a Member hereunder from and after the date of such Joinder.

(b) Notwithstanding the foregoing, if the LLC Optionee, in its capacity as a prospective Member hereunder as a result of such LLC Option exercise, intends to and does simultaneously exercise its Redemption rights with respect to all (but not less than all) of the Common Units to be received by such LLC Optionee as a result of such exercise, then:

(i) the actions described in subsection (a) of this Section 3.10 shall be deemed to have occurred (including that such LLC Optionee shall be deemed to have become a Member for the period of time between such exercise and such Redemption) without requiring the actual execution of a Joinder or the actual issuance and delivery to the LLC Optionee of the applicable number of Common Units; and

(ii) such LLC Optionee may proceed to exercise all of the rights of a Member with respect to a Redemption under Article XI hereof of up to the number of Common Units that such LLC Optionee is entitled to receive (and deemed to have received) as a result of such exercise.

(c) Anti-dilution adjustments. For all purposes of this Section 3.10, the number of Common Units (or in connection with simultaneous Redemption, the number of shares of Class A Common Stock in lieu of Common Units) shall be determined after giving effect to all anti-dilution or similar adjustments that are applicable, as of the date of exercise, to the LLC Option being exercised in accordance with its terms, including the IM Unit Option Plan.

Section 3.11 Corporate Stock Option Plans and Equity Plans. Nothing in this Agreement shall be construed or applied to preclude or restrain the Corporation from adopting, modifying or terminating an Equity Plan or from issuing shares of Class A Common Stock pursuant to any such plans. The Corporation may implement such Equity Plans and any actions taken under such Equity Plans (such as the grant or exercise of options to acquire shares of Class A Common Stock), whether taken with respect to or by an employee or other service provider of the Corporation, the Company or its Subsidiaries, in a manner determined by the Corporation, in accordance with the initial implementation guidelines attached to this Agreement as Exhibit C, which may be amended by the Corporation from time to time. The Corporation may amend this Agreement (including Exhibit C) as necessary or advisable in its sole discretion in

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connection with the adoption, implementation, modification or termination of an Equity Plan. In the event of such an amendment by the Corporation, the Company will provide notice of such amendment to the Members. The Company is expressly authorized to issue Units (i) in accordance with the terms of any such Equity Plan, or (ii) in an amount equal to the number of shares of Class A Common Stock issued pursuant to any such Equity Plan, without any further act, approval or vote of any Member or any other Persons.

Section 3.12 Dividend Reinvestment Plan, Cash Option Purchase Plan, Stock Incentive Plan or Other Plan. Except as may otherwise be provided in this Article III, all amounts received or deemed received by the Corporation in respect of any dividend reinvestment plan, cash option purchase plan, stock incentive or other stock or subscription plan or agreement, either (a) shall be utilized by the Corporation to effect open market purchases of shares of Class A Common Stock, or (b) if the Corporation elects instead to issue new shares of Class A Common Stock with respect to such amounts, shall be contributed by the Corporation to the Company in exchange for additional Common Units. Upon such contribution, the Company will issue to the Corporation a number of Common Units equal to the number of new shares of Class A Common Stock so issued.

Article IV.
DISTRIBUTIONS

Section 4.01 Distributions.

(a) Distributable Cash; Other Distributions.

(i) After making provision for Distributions under Section 4.01(b) and subject to Section 4.01(a)(v), Distributions shall, with respect to each outstanding Series A Preferred Unit, accrue on the Accrued Value at the Annual Rate on each Series A Preferred Unit and shall be cumulative and accrue daily from and after the Effective Date, but shall compound on a semi-annual basis on each Semi-Annual Dividend Date (the “Accrued Distributions”). Such distributions may be paid in cash (“Cash Distribution”) or additional Common Units or Series A Preferred Units (“Unit Distributions”) and shall be payable only to the extent that an equal amount of cash dividends or Class A Common Stock dividends are declared by the Corporation with respect to the Series A Preferred Stock, and when so declared, shall be payable immediately prior to the time that such cash dividends or Class A Common Stock dividends are paid by the Corporation with respect to the Series A Preferred Stock. Once a Cash Distribution or Unit Distribution has been made under this Section 4.01(a)(i) in respect of an Accrued Distribution, the amount of Accrued Distributions shall be reduced by the amount of such Cash Distribution or Unit Distribution (whose Fair Market Value shall be determined by using the VWAP of the Class A Common Stock on the date the corresponding dividend of Class A Common Stock was declared by the Corporation).

(ii) After making or providing for any Distributions under Section 4.01(a)(i) and Section 4.01(b), to the extent permitted by applicable Law and hereunder, Distributions to Members may be declared by the Manager out of Distributable Cash or other funds or property legally available therefor in such amounts, at such time and on such terms (including the payment dates of such Distributions) as the Manager in its sole discretion shall determine using such record date as the Manager may designate. All Distributions made under this Section 4.01(a)(ii) shall be made to the Members holding Common Units as of the close of business on such record date on a pro rata basis in accordance with each Member’s Common Unit Percentage Interest (other than, for the avoidance of doubt, any Distributions made pursuant to Section 4.01(a)(iv)) as of the close of business on such record date; provided, however, that the Manager shall have the obligation to make distributions as set forth in Sections 4.01(b) and 14.02.

(iii) For the avoidance of doubt, except as otherwise provided in Section 4.01(b), no holder of any Unvested Earn Out Unit shall be entitled to receive any Distributions in respect thereof, unless and until such Unvested Earn Out Unit is converted into a Common Unit in accordance with the terms hereof (after which time, such holder shall be entitled to Distributions in respect of such Common Unit that are declared from and after the time of such conversion); provided, that, no later than five (5) Business Days following the conversion of an Unvested Earn Out Unit into a Common Unit, the Company shall pay the holder of such Unvested Earn Out Unit all Distributions pursuant to Section 4.01(a)(ii) that were made prior to such conversion or release, as applicable, and that would have been made to such holder with respect to such Unvested Earn Out Unit had such Unvested Earn Out Unit already been converted into a Common Unit prior to the declaration and making of such Distribution (each such distribution, a “Distribution Catch-Up Payment”). For the avoidance of doubt, the Distribution Catch-Up Payments shall not include any Tax Distributions that were made prior to the Vesting

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of such Unvested Earn Out Units. To the extent that the conversion date in respect of an Unvested Earn Out Unit occurs following the date that a Distribution is declared under Section 4.01(a)(ii) but on or before the date such Distribution is paid, then the amount distributable on each Unit in such Distribution shall not be included in the Distribution Catch-Up Payment, and instead, the holder of such Unvested Earn Out Unit shall be entitled to receive such Distribution when paid to the holders of Common Units, assuming such holder continues to hold a Common Unit on the record date with respect to such Distribution (and if not, such Distribution shall be included in the Distribution Catch-Up Payment).

(iv) Notwithstanding the provisions of Section 4.01(a)(ii), the Manager, in its sole discretion, may authorize that cash be paid to the Corporation (which payment shall be made without pro rata distributions to the other Common Units) in exchange for the redemption, repurchase or other acquisition of Equity Securities in the Company which are held by the Corporation to the extent that such cash payment is used to redeem, repurchase or otherwise acquire an equal number of corresponding Equity Securities of the Corporation in accordance with Section 3.05.

(v) The Corporation shall not be entitled to receive, with respect to any Series A Preferred Units that are converted pursuant to a Series A Conversion, any payment of distributions declared pursuant to Section 4.01(a)(i) if such distribution follows the date on which such Series A Conversion occurs.

(vi) Notwithstanding any other provision herein to the contrary, no Distributions shall be made to any Member to the extent such Distribution would render the Company insolvent or violate the Delaware Act or any applicable Law. For purposes of the foregoing sentence, “insolvency” means the inability of the Company to meet its payment obligations when due.

(b) Tax Distributions.

(i) With respect to each Taxable Year, the Company shall, to the extent permitted by applicable Law, make cash distributions (“Tax Distributions”) as follows:

(A) to the Corporation at such times and in such amounts as the Manager reasonably determines is necessary to enable the Corporation to timely satisfy all of its U.S. federal, state and local and non-U.S. tax liabilities with respect to any items of gross income and gain allocated to it with respect to the Series A Preferred Units (the “Preferred Unit Related Taxes”); provided, that in no circumstances shall the amounts distributed pursuant to this Section 4.01(b)(i)(A) exceed the Corporation’s actual U.S. federal, state and local and non-U.S. cash tax liabilities with respect to such taxable year; provided, further, that the amounts distributable pursuant to this Section 4.01(b)(1)(A) shall be reduced, in the sole discretion of the Manager, to the extent the amount distributable to the Corporation pursuant to Section 4.01(b)(i)(B) exceeds the Corporation’s actual tax obligations (excluding Preferred Unit Related Taxes) and its obligations pursuant to the Tax Receivable Agreement for the relevant taxable year or quarter, as applicable; and

(B) to each Member in an amount equal to (1) such Member’s Assumed Tax Liability; provided, however, that to the extent a Member would otherwise be entitled to receive less than its Common Unit Percentage Interest of the aggregate Tax Distributions to be paid pursuant to this Section 4.01(b)(i)(B) on any given date, then the Tax Distributions to such Member shall be increased, as necessary, to ensure that all such Tax Distributions made pursuant to this Section 4.01(b)(i)(B) are made pro rata in accordance with the Members’ respective Common Unit Percentage Interests or (2) if the amount the Corporation would receive under clause (1) is, in the sole discretion of the Manager, reasonably expected to be less than the amount that will enable the Corporation to meet both its tax obligations (other than Preferred Unit Related Taxes) and its obligations pursuant to the Tax Receivable Agreement, then (I) the Corporation shall receive an amount that will enable the Corporation to meet both its tax obligations (other than Preferred Unit Related Taxes) and its obligations pursuant to the Tax Receivable Agreement for the relevant taxable year or quarter, as applicable, and (II) the Members (other than the Corporation) shall receive an amount necessary to ensure that the Tax Distributions made pursuant to this Section 4.01(b)(1)(B), when taking into account the amount to be distributed to the Corporation under clause (2)(I), are made pro rata in accordance with the Members’ respective Common Unit Percentage Interests.

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(ii) Tax Distributions pursuant to Section 4.01(b)(i) shall be estimated by the Company on a quarterly basis and, to the extent feasible, shall be distributed to the Members (together with a statement showing the calculation of such Tax Distribution and an estimate of the Company’s net taxable income allocable to each Member for such period) on a quarterly basis on April 15th, June 15th, September 15th and December 15th (or such other dates for which corporations or individuals are required to make quarterly estimated tax payments for U.S. federal income tax purposes, whichever is earlier) (each, a “Quarterly Tax Distribution”); provided, that the foregoing shall not restrict the Company from making a Tax Distribution on any other date as the Company determines is necessary to enable the Members to timely make estimated income tax payments. Quarterly Tax Distributions shall take into account the estimated taxable income or loss of the Company for the Taxable Year through the end of the relevant quarterly period. A final accounting for Tax Distributions shall be made for each Taxable Year after the allocation of the Company’s actual net taxable income or loss has been determined and any shortfall in the amount of Tax Distributions a Member received for such Taxable Year based on such final accounting shall promptly be distributed to such Member. For the avoidance of doubt, any excess Tax Distributions a Member receives with respect to any Taxable Year shall reduce future Tax Distributions otherwise required to be made to such Member with respect to any subsequent Taxable Year, but shall not reduce Tax Distributions made to a Member to provide such Member with its Common Unit Percentage Interest of Tax Distributions made pursuant to Section 4.01(b)(1)(B). Notwithstanding anything to the contrary in this Agreement, the Manager shall make, in its reasonable discretion, equitable adjustments (downward (but not below zero) or upward) to the Members’ Tax Distributions (but in any event pro rata in proportion to the Members’ respective number of Common Units) to take into account increases or decreases in the number of Common Units held by each Member during the relevant period (including as a result of conversion of any Unvested Earn Out Units into Common Units in connection with the occurrence of a Vesting Event or the conversion of a Series A Preferred Unit into Common Units in connection with a Series A Preferred Conversion).

(iii) In the event of any audit by, or similar event with, a Governmental Entity that affects the calculation of any Member’s Assumed Tax Liability for any Taxable Year (other than an audit conducted pursuant to the Partnership Tax Audit Rules for which no election is made pursuant to Section 6226 thereof and the Treasury Regulations promulgated thereunder), or in the event the Company files an amended tax return or administrative adjustment request, each Member’s Assumed Tax Liability and Preferred Unit Related Taxes with respect to such year shall be recalculated by giving effect to such event (for the avoidance of doubt, taking into account interest, penalties or additions to tax). Any shortfall in the amount of Tax Distributions the Members and former Members received for the relevant Taxable Years based on such recalculated Assumed Tax Liability promptly shall be distributed to such Members and the successors of such former Members, except, for the avoidance of doubt, to the extent Distributions were made to such Members and former Members pursuant to Section 4.01(a)(ii), Section 4.01(a)(iii) and this Section 4.01(b) in the relevant Taxable Years sufficient to cover such shortfall.

(iv) In the event that an adjustment pursuant to Section 481(a) of the Code relating to any income, gain, loss, deduction or credit with respect to a taxable period ending on or prior to the Effective Date (any such adjustment, the “481 Income Adjustment”) results in a requirement under Section 4.01(b) for the Company to make material Tax Distributions, then the Manager and the Members shall cooperate in good faith and use commercially reasonable efforts to minimize the amount of such Tax Distributions required, taking into account the amount of cash needed by the Members to meet their tax obligations with respect to their interests in the Company, items of deductions, losses and credits available in the relevant taxable year that may be used to offset such 481 Income Adjustment, and the cash requirements of the Company.

Article V.
CAPITAL ACCOUNTS; ALLOCATIONS; TAX MATTERS

Section 5.01 Capital Accounts.

(a) The Company shall maintain a separate Capital Account for each Member according to the rules of Treasury Regulations Section 1.704-1(b)(2)(iv) and, to the extent consistent with such provisions, the following provisions:

(i) to each Member’s Capital Account there shall be credited: (A) such Member’s Capital Contributions, (B) such Member’s distributive share of Net Income and any item in the nature of income or gain that is allocated pursuant to Section 5.02 and Section 5.03 and (C) the amount of any Company liabilities assumed by such Member or that are secured by any asset distributed to such Member.

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(ii) To each Member’s Capital Account there shall be debited: (A) the amount of money and the Book Value of any asset distributed to such Member pursuant to any provision of this Agreement, (B) such Member’s distributive share of Net Loss and any items in the nature of deductions or losses that are allocated to such Member pursuant to Section 5.02 and Section 5.03 and (C) the amount of any liabilities of such Member assumed by the Company or that are secured by any asset contributed by such Member to the Company.

(iii) In determining the amount of any liability for purposes of subparagraphs (i) and (ii) above there shall be taken into account Section 752(c) of the Code and any other applicable provisions of the Code and the Treasury Regulations.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Treasury Regulations. In the event that the Manager shall reasonably determine that it is necessary to modify the manner in which the Capital Accounts or any debits or credits thereto are maintained (including debits or credits relating to liabilities that are secured by contributed or distributed property or that are assumed by the Company or the Members) to comply with the Code and Treasury Regulations or to ensure that the allocations provided for herein have substantial economic effect and/or are in accordance with the Members’ interests in the Company, the Manager may (acting reasonably and in good faith) make such modification so long as such modification will not have any effect on the amounts distributed to any Person pursuant to Article XIV upon the dissolution of the Company. The Manager also may (i) make any adjustments that are necessary or appropriate to maintain equality between Capital Accounts of the Members and the amount of capital reflected on the Company’s balance sheet, as computed for book purposes, in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Treasury Regulations Section 1.704-1(b).

(b)

(i) For this purpose, the Company may (in the discretion of the Manager), upon the occurrence of the events specified in Treasury Regulations Section 1.704-1(b)(2)(iv)(f), increase or decrease the Capital Accounts in accordance with the rules of such Treasury Regulations and Treasury Regulations Section 1.704-1(b)(2)(iv)(g) to reflect a revaluation of the Company’s property; provided, that (1) if any noncompensatory options (including the convertible feature of the Series A Preferred Units and the Warrants) are outstanding upon the occurrence of any revaluation of the Company’s property, the Company shall adjust the Book Values of its properties in accordance with Treasury Regulations Sections 1.704-1(b)(2)(iv)(f)(1) and 1.704-1(b)(2)(iv)(h)(2) and (2) the Company shall effect a revaluation of the Company’s property upon the conversion of any Unvested Earn Out Units into Common Units upon the occurrence of a Vesting Event in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(s).

(ii) For the avoidance of doubt, the Series A Preferred Units will be treated as a partnership interest in the Company that is “convertible equity” within the meaning of Treasury Regulation Section 1.721-2(g)(3). The initial Capital Account Balance and Per Unit Capital Amount in respect of each Series A Preferred Unit shall be the Series A Preferred Contribution Amount, as such amount may be adjusted in accordance with the Securities Purchase Agreement. The Corporation’s Capital Account shall be increased by an amount equal to any such discounts, commissions and fees relating to such sale of corresponding shares of Series A Preferred Stock in accordance with Section 6.06.

(iii) Upon the exercise by any LLC Optionee of its LLC Option, such LLC Optionee’s Capital Account shall be equal to or increased by, as applicable, the Closing Sale Price of the Class A Common Stock on the date such LLC Option was exercised.

(c) In the event of a Transfer of Units made in accordance with this Agreement, the Capital Account of the transferor that is attributable to the transferred Units shall carry over to the transferee Member in accordance with the provisions of Treasury Regulation Section 1.704-1(b)(2)(iv)(l).

(d) The Company shall revalue the Capital Accounts in connection with a Revaluation Event and in accordance with the definition of Book Value.

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Section 5.02 Allocations.

(a) After giving effect to the allocations in Section 5.03, Net Profit and Net Loss (and, to the extent necessary, individual items of income, gain, loss, deduction or credit) of the Company for each applicable Allocation Period shall be allocated among the Members during such Allocation Period in a manner such that the Capital Account of each Member, immediately after making such allocation, is, as nearly as possible, equal to (i) the distributions that would be made to such Member pursuant to Section 14.02(c) if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Book Value, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the Book Value of the assets securing such liability), and the net assets of the Company were distributed, in accordance with Section 14.02(c), to the Members immediately after making such allocation, minus (ii) such Member’s share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets. For the avoidance of doubt, in accordance with Section 706(d)(1) of the Code, any deductions resulting from the exercise by any LLC Optionee of its LLC Option shall be allocated under a closing of the books method to the Members who were Members of the Company in the Allocation Period ending on the day immediately prior the day of such exercise. Notwithstanding the foregoing, the Manager may make allocations it (acting reasonably and in good faith) deems necessary to give economic effect to the provisions in Article V, Article XIV and the other relevant provisions of this Agreement and to properly reflect each Member’s “interest in the partnership” within the meaning of Treasury Regulations Section 1.704-1(b)(3).

Section 5.03 Special Allocations.

(a) Member Nonrecourse Deductions attributable to Member Nonrecourse Debt shall be allocated to the Members bearing the economic risk of loss for such Member Nonrecourse Debt as determined under Treasury Regulation Section 1.704-2(b)(4). If more than one Member bears the economic risk of loss for such Member Nonrecourse Debt, the Member Nonrecourse Deductions attributable to such Member Nonrecourse Debt shall be allocated among the Members according to the ratio in which they bear the economic risk of loss. This Section 5.03(a) is intended to comply with the provisions of Treasury Regulation Section 1.704-2(i) and shall be interpreted consistently therewith.

(b) Nonrecourse deductions (as determined according to Treasury Regulations Section 1.704-2(b)(1)) for any Taxable Year shall be allocated pro rata among the Members in accordance with their Common Unit Percentage Interests. If there is a net decrease in the Minimum Gain during any Taxable Year, each Member shall be allocated individual items of income and gain for such Taxable Year (and, if necessary, for subsequent Taxable Years) in the amounts and of such character as determined according to Treasury Regulations Section 1.704-2(f). This Section 5.03(b) is intended to be a minimum gain chargeback provision that complies with the requirements of Treasury Regulations Section 1.704-2(f), and shall be interpreted in a manner consistent therewith.

(c) If any Member that unexpectedly receives an adjustment, allocation or Distribution described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6) has an Adjusted Capital Account Deficit as of the end of any Taxable Year, after all other allocations pursuant to Sections 5.02 and 5.03, have been tentatively made as if this Section 5.03(c) were not in this Agreement, items of income and gain for such Taxable Year shall be allocated to such Member in proportion to, and to the extent of, such Adjusted Capital Account Deficit. This Section 5.03(c) is intended to be a qualified income offset provision as described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted in a manner consistent therewith.

(d) If the allocation of Net Losses (or individual items of loss or deduction) to a Member as provided in Section 5.02 would create or increase an Adjusted Capital Account Deficit, there shall be allocated to such Member only that amount of Net Loss (or individual items of loss or deduction) as will not create or increase an Adjusted Capital Account Deficit. The Net Losses (or individual items of loss or deduction) that would, absent the application of the preceding sentence, otherwise be allocated to such Member shall be allocated to the other Members in accordance with their relative Common Unit Percentage Interests, subject to this Section 5.03(d).

(e) In the event that any Member has an Adjusted Capital Account Deficit at the end of any applicable Allocation Period, such Member shall be allocated items of Company gross income, and gain in the amount of such deficit as quickly as possible; provided, however, that an allocation pursuant to this Section 5.03(e) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in Sections 5.02 and 5.03 have been tentatively made as if Section 5.03(c) and this Section 5.03(e) were not in this Agreement.
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(f) (i) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Sections 734(b) or 743(b) of the Code is required pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member’s interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of such asset) or loss (if the adjustment decreases the basis of such asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Income and Net Loss; and (ii) to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Sections 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member’s interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to such Members in accordance with their interests in the Company in the event Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(g) Notwithstanding anything to the contrary contained in this Agreement, (i) no allocations of Net Profits or Net Losses shall be made in respect of any Unvested Earn Out Units in determining Capital Accounts unless and until such Unvested Earn Out Units are converted into Common Units upon the occurrence of a Vesting Event; (ii) in the event the Book Value of any Company asset is adjusted pursuant to the definition of Book Value upon the conversion of any Unvested Earn Out Units into Common Units, any Unrealized Gain or Unrealized Loss resulting from such adjustment shall, in the manner reasonably determined by the Manager and consistent with the definition of Book Value, be allocated first to the Common Units into which previously Unvested Earn Out Units that Vested were converted, then among the Members such that the Per Unit Capital Amount relating to each Common Unit (including the Common Units into which previously Unvested Earn Out Units that Vested were converted), after taking into account the Distribution Catch-Up Payment, is equal in amount immediately after making such allocation in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(s); provided, that if the foregoing allocations pursuant to clause (ii) are insufficient to cause the Per Unit Capital Amount relating to each Common Unit to be so equal in amount, then the Manager, in its reasonable discretion, may cause a Capital Account reallocation in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(s)(3) to cause the Per Unit Capital Amount relating to each Common Unit to be so equal in amount.

(h) Notwithstanding any other provision of Section 5.02 and this Section 5.03 (other than the Regulatory Allocations), prior to all other allocations:

(i) Items of Company gross income and gain shall be allocated to the Series A Preferred Units until the aggregate amount of gross income and gain allocated to such Series A Preferred Units pursuant hereto for the applicable current Allocation Period and all previous Allocation Periods is equal to the cumulative amount of the sum of (without duplication):

(A) all Cash Distributions and Unit Distributions (whose Fair Market Value shall be determined by using the VWAP of the Class A Common Stock on the date the corresponding dividend of Class A Common Stock was declared by the Corporation) made with respect to such Series A Preferred Unit pursuant to Section 4.01(a)(i), and

(B) the sum of the Accrued Distributions on all of the outstanding Series A Preferred Units, in each case as of the end of such current Allocation Period.

(ii) if (A) the date on which a Liquidating Event occurs there is at least one outstanding Series A Preferred Unit and (B) after having made all other allocations provided for in this Section 5.03 for the Allocation Period in which the Liquidating Event occurs, the Per Unit Capital Amount of each Series A Preferred Unit would not equal or exceed the Series A Liquidation Value, then items of income, gain, loss and deduction for such Allocation Period shall instead be allocated among the Members in a manner determined appropriate by the Manager so as to cause, to the maximum extent possible, the Per Unit Capital Amount in respect of each Series A Preferred Unit to equal the Series A Liquidation Value (and no other allocation pursuant to this Agreement shall reverse the effect of such allocation). In the event that (x) the date on which a Liquidating Event occurs is on or before the date (not including any extension of time) prescribed by law for the filing of the Company’s federal income tax return for the Allocation Period immediately prior to the Allocation Period in which the Liquidating Event occurs and (y) the reallocation of items for the Allocation Period in which the Liquidating Event occurs

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as set forth above in this Section 5.03(h)(ii) fails to achieve the Per Unit Capital Amounts described above, then items of income, gain, loss and deduction for such Allocation Period shall be allocated among all Members in a manner that will, to the maximum extent possible and after taking into account all other allocations made pursuant to this Section 5.03(h)(ii), cause the Per Unit Capital Amount in respect of each Series A Preferred Unit to equal the Series A Liquidation Value.

(i) The allocations set forth in Section 5.03(a) through and including Section 5.03(e) (the “Regulatory Allocations”) are intended to comply with certain requirements of Sections 1.704-1(b) and 1.704-2 of the Treasury Regulations. The Regulatory Allocations may not be consistent with the manner in which the Members intend to allocate Net Profit and Net Loss of the Company or make Distributions. Accordingly, notwithstanding the other provisions of this Article V, but subject to the Regulatory Allocations, income, gain, deduction and loss with respect to the Company shall be reallocated among the Members so as to eliminate the effect of the Regulatory Allocations and thereby cause the respective Capital Accounts of the Members to be in the amounts (or as close thereto as possible) they would have been if Net Profit and Net Loss (and such other items of income, gain, deduction and loss) had been allocated without reference to the Regulatory Allocations. In general, the Members anticipate that this will be accomplished by specially allocating other Net Profit and Net Loss (and such other items of income, gain, deduction and loss) among the Members so that the net amount of the Regulatory Allocations and such special allocations to each such Member is zero. In addition, if in any Allocation Period there is a decrease in partnership minimum gain, or in partner nonrecourse debt minimum gain, and application of the minimum gain chargeback requirements set forth in Section 5.03(a) or Section 5.03(b) would cause a distortion in the economic arrangement among the Members, the Manager may, if it does not expect that the Company will have sufficient other income to correct such distortion, request the IRS to waive either or both of such minimum gain chargeback requirements pursuant to Treasury Regulations Section 1.704-2(f)(4). If such request is granted, this Agreement shall be applied in such instance as if it did not contain such minimum gain chargeback requirement.

Section 5.04 Tax Allocations.

(a) The income, gains, losses, deductions and credits of the Company will be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses, deductions and credits among the Members for computing their Capital Accounts; provided that if any such allocation is not permitted by the Code or other applicable Law, the Company’s subsequent income, gains, losses, deductions and credits will be allocated among the Members so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b) In accordance with Section 704(c) of the Code and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any asset contributed to the capital of the Company and with respect to reverse Code Section 704(c) allocations described in Treasury Regulations Section 1.704-3(a)(6) shall, solely for applicable tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such asset to the Company for U.S. federal income tax purposes and its initial Book Value or its Book Value determined pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) (computed in accordance with the definition of Book Value) (i) in the case of any variation that exists as a result of the Transactions, using the “traditional method with curative allocations limited to back end gain on sale,” and (ii) in the case of any other variation, using the “traditional method with curative allocations limited to back end gain on sale,” unless another method is chosen by the Manager; provided, however, that where multiple such variations exist, Section 704(c) shall be applied in reverse chronological order. Allocations pursuant to this Section 5.04(b), Section 704(c) of the Code (and the principles thereof), and Treasury Regulations Section 1.704-1(b)(4)(i) are solely for purposes of U.S. federal (and applicable state and local) income tax purposes and shall not affect, or in any way be taken into account in computing, any Member’s Capital Account or share of Net Income or Net Loss. Allocations of tax credits, tax credit recapture, and any items related thereto shall be allocated to the Members as determined by the Manager taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(c) For purposes of determining a Member’s share of the Company’s “excess nonrecourse liabilities” within the meaning of Treasury Regulations Section 1.752-3(a)(3), each Member’s interest in income and gain shall be determined pursuant to any proper method, as reasonably determined by the Manager; provided, that each year the Manager shall use its reasonable best efforts (using in all instances any proper method permitted under applicable Law, including without limitation the “additional method” described in Treasury Regulations Section 1.752-3(a)(3)) to allocate a sufficient amount of the excess nonrecourse liabilities to those Members who would have at the end

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of the applicable Taxable Year, but for such allocation, taxable income due to the deemed distribution of money to such Member pursuant to Section 752(b) of the Code that is in excess of such Member’s adjusted tax basis in its Units; provided, further, that with respect to any of the Company’s “excess nonrecourse liabilities” that arise after the Effective Time, the Manager shall not be required to allocate “excess nonrecourse liabilities” in the manner described in the preceding proviso to the extent that the Manager determines in its sole discretion made in good faith that such allocation would reasonably be expected to have a material adverse impact on the Corporation (for this purpose, any such allocation that results in the Corporation having a lower tax basis in its interests in the Company but that does not otherwise cause the Corporation to have taxable income in the applicable Taxable Year in excess of the taxable income it otherwise would have been expected to have in such Taxable Year (including as a result of an actual or deemed distribution made to the Corporation in such Taxable Year) utilizing a different permissible allocation of “excess nonrecourse liabilities” shall not be considered a material adverse impact).

(d) If necessary (including with respect to the Series A Preferred Conversion or the Vesting of an Unvested Earn Out Unit), the Company will make corrective allocations as set forth in Treasury Regulation Section 1.704-1(b)(4)(x). Without limiting the generality of the foregoing, if pursuant to Section 5.03(g) the Company causes a Capital Account reallocation in accordance with principles similar to those set forth in Treasury Regulation Section 1.704-1(b)(2)(iv)(s)(3), the Company shall make corrective allocations in accordance with principles similar to those set forth in Treasury Regulation Section 1.704-1(b)(4)(x).

(e) In the event any Common Units issued pursuant to Section 3.02(c) and Section 3.10(c) are subsequently forfeited, the Company may make forfeiture allocations with respect to such Common Units in the Taxable Year of such forfeiture in accordance with the principles of proposed Treasury Regulations Section 1.704-1(b)(4)(xii)(c), taking into account any amendments thereto and any temporary or final Treasury Regulations issued pursuant thereto.

(f) Allocations pursuant to this Section 5.04 are solely for purposes of federal, state and local income taxes and shall not affect, or in any way be taken into account in computing, any Member’s Capital Account or share of Net Profits, Net Losses, Distributions (other than Tax Distributions) or other items of the Company pursuant to any provision of this Agreement.

Section 5.05 Tax Withholding.

(a) If requested by the Manager, each Member shall, if able to do so, deliver to the Manager: (i) an affidavit in form satisfactory to the Company, such as an IRS Form W-9 or applicable IRS Form W-8, that the applicable Member (or its beneficial owners, as the case may be) is not subject to withholding under the provisions of any U.S. federal, state, local, foreign or other applicable Law; (i) any certificate that the Company may reasonably request with respect to any such Laws; and/or (iii) any other form or instrument reasonably requested by the Company relating to any Member’s status under such Law. In the event that a Member fails or is unable to deliver to the Company an affidavit described in sub-clause (i) of this clause (a), for the avoidance of doubt, the Company may withhold amounts from such Member in accordance with Section 5.05(b).

(b) After receipt of a written request of any Member or former Member, the Company shall provide such information to such Member and take such other action as may be reasonably necessary to assist such Member in making any necessary filings, applications or elections to obtain any available exemption from, or any available refund of, any withholding imposed by any taxing authority with respect to amounts distributable or items of income allocable to such Member hereunder to the extent not adverse to the Company or any Member. In addition, the Company shall, at the request of any Member, make or cause to be made (or cause the Company to make) any such filings, applications or elections; provided, however, that any such requesting Member shall cooperate with the Company, with respect to any such filing, application or election to the extent reasonably determined by the Company and that any filing fees, taxes or other out-of-pocket expenses reasonably incurred and related to any information, filing, application or elections described in this Section 5.05(b) shall be paid and borne by such requesting Member or, if there is more than one requesting Member, by such requesting Members in accordance with their relative Common Unit Percentage Interests.

(c) Withholding Advances. To the extent the Corporation or the Company is required by Law to withhold or to make tax payments (including payments for interest, penalties or additions to tax) on behalf of or with respect to any Member (including the delivery of consideration in connection with a Redemption or Direct Exchange, backup withholding, Section 1445 of the Code, Section 1446 of the Code or any “imputed underpayment” within the meaning of the Code or, in each case, similar provisions of state, local or other tax Law) (“Withholding Advances”), the Corporation or the Company, as the case may be, may withhold such amounts and make such tax payments as so required.

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(d) Repayment of Withholding Advances. All Withholding Advances made on behalf of a Member who is an officer or director of the Corporation must repay such Withholding Advance as soon the Company withholds or makes tax payments on behalf of such Member. All Withholding Advances made on behalf of any other Member, plus interest thereon at a rate equal to the Prime Rate as of the date of such Withholding Advances plus 2.0% per annum (which interest shall begin to accrue on the day that is 15 days after the payment of such Withholding Advances by the Company to the extent of the amount of Withholding Advances that have not yet been repaid by such Member at such time), shall (i) be paid on demand by the Member (or former Member) on whose behalf such Withholding Advances were made (it being understood that no such payment shall increase such Member’s Capital Account), or (ii) with the consent of the Manager be repaid by reducing the amount of the current or next succeeding distribution or distributions that would otherwise have been made to such Member or, if such distributions are not sufficient for that purpose, by so reducing the proceeds of liquidation otherwise payable to such Member. Whenever repayment of a Withholding Advance by a Member is made as described in clause (ii) of this Section 5.05(c), for all other purposes of this Agreement such Member shall be treated as having received all distributions (whether before or upon any Liquidating Event) unreduced by the amount of such Withholding Advance and interest thereon.

(e) Withholding Advances — Reimbursement of Liabilities. Each Member hereby agrees to reimburse the Company for any liability with respect to Withholding Advances (including interest thereon) required or made on behalf of or with respect to such Member (including penalties imposed with respect thereto).

Section 5.06 Rights of Series A Preferred Units.

(a) The Corporation shall be entitled to receive liquidating distributions in respect of the Series A Preferred Units in the manner set forth in Section 14.02(c). The Corporation shall be entitled to receive distributions other than liquidating distributions in respect of the Series A Preferred Units in the manner set forth in Section 4.01(a)(i) and Section 4.01(b)(i)(A).

(b) Except as provided in the following sentence, the holders of the Series A Preferred Units shall not be entitled to vote on any matters requiring the approval or vote of the holders of Units, except as required by applicable law. Notwithstanding any other provision of this Agreement, in addition to all other requirements imposed by the Act, and all other voting rights granted under this Agreement, the affirmative vote of the holder of a majority of the outstanding Series A Preferred Units, voting separately as a class based upon one vote per Series A Preferred Unit, shall be necessary on any matter that (i) adversely affects any of the rights, preferences and privileges of the Series A Preferred Units or (ii) amends or modifies any of the terms of the Series A Preferred Units.

(c) Each time that a share of Series A Preferred Stock is converted into shares of Class A Common Stock, an equal number of Series A Preferred Units shall automatically convert (without any further action of the Company or the Corporation) into Common Units at the same conversion ratio as applied to the conversion of the Series A Preferred Stock into Class A Common Stock (the “Series A Preferred Conversion”).

(d) Immediately prior to the time that a share of Series A Preferred Stock is to be repurchased or redeemed by the Corporation, the Company shall repurchase or redeem an equal number of Series A Preferred Units in exchange for the same consideration that is to be paid by the Corporation in the repurchase or redemption of the Series A Preferred Stock. For example, if 100,000 shares of Series A Preferred Stock are to be repurchased by the Corporation in exchange for $3,000,000 in cash and 400,000 shares of Class A Common Stock, then 100,000 Series A Preferred Units shall be repurchased by the Company from the Corporation in exchange for $3,000,000 in cash and 400,000 Common Units.

(e) Notwithstanding Section 5.06(c) and Section 5.06(d), no repurchase, redemption or conversion shall be effected to the extent such repurchase, redemption or conversion would render the Company insolvent or violate the Delaware Act or applicable Law. For purposes of the foregoing sentence, “insolvency” means the inability of the Company to meet its payment obligations when due. Notwithstanding Section 5.06(d), no repurchase or redemption of the Series A Preferred Units shall be required or effected if such redemption would cause the Series A Preferred Units to be treated as “disqualified stock,” “disqualified capital stock” or any equivalent term under any credit agreement, loan agreement, indenture or other credit facility to which the Company is a party at the time of the repurchase or redemption.

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(f) It is intended that the conversion right applicable to the Series A Preferred Units will be treated as a noncompensatory option within the meaning of Regulations Section 1.721-2(f). Consistent with such intention, the Company shall comply with the allocation provisions set forth in Treasury Regulations Sections 1.704-1(b)(2)(iv)(s) and 1.704-1(b)(4)(x) (including making any required “corrective” allocations in accordance with those Regulations) and other applicable provisions in this Agreement.

Article VI.
MANAGEMENT

Section 6.01 Authority of Manager; Officer Delegation.

(a) Except for situations in which the approval of any Member(s) is specifically required by this Agreement and except as otherwise provided in this Agreement, (i) all management powers over the business and affairs of the Company shall be exclusively vested in the Corporation, as the sole managing member of the Company (the Corporation, in such capacity, the “Manager”), (ii) the Manager shall conduct, direct and exercise full control over all activities of the Company and (iii) Manager shall have power to bind or take any action on behalf of the Company, or to exercise in its discretion any rights and power (including rights to take certain actions, give or withhold certain consents or approvals, or make certain determinations, opinions, judgment, or other decisions) granted to the Company under this Agreement, or any other agreement, instrument or other document to which the Company is a party. The Manager shall be the “manager” of the Company for the purposes of the Delaware Act. Except as otherwise expressly provided for herein and subject to the other provisions of this Agreement, the Members hereby consent to the exercise by the Manager of all such powers and rights conferred on the Members by the Delaware Act with respect to the management and control of the Company. Any vacancies in the position of Manager shall be filled in accordance with Section 6.04.

(b) Without limiting the authority of the Manager to act on behalf of the Company, the day-to-day business and operations of the Company shall be overseen and implemented by officers of the Company (each, an “Officer” and collectively, the “Officers”), subject to the limitations imposed by the Manager. An Officer may, but need not, be a Member. Each Officer shall be appointed by the Manager and shall hold office until his or her successor shall be duly designated and shall qualify or until his or her death or until he or she shall resign or shall have been removed in the manner hereinafter provided. Any one Person may hold more than one office. Subject to the other provisions of this Agreement, the salaries or other compensation, if any, of the Officers of the Company shall be fixed from time to time by the Manager. The authority and responsibility of the Officers shall be limited to such duties as the Manager may, from time to time, delegate to them. Unless the Manager decides otherwise, if the title is one commonly used for officers of a business corporation formed under the General Corporation Law of the State of Delaware, the assignment of such title shall constitute the delegation to such Person of the authorities and duties that are normally associated with that office. All Officers shall be, and shall be deemed to be, officers and employees of the Company. An Officer may also perform one or more roles as an officer of the Manager. Any Officer may be removed at any time, with or without cause, by the Manager.

(c) Subject to the other provisions of this Agreement, the Manager shall have the power and authority to effectuate the sale, lease, transfer, exchange or other disposition of any, all or substantially all of the assets of the Company (including the exercise or grant of any conversion, option, privilege or subscription right or any other right available in connection with any assets at any time held by the Company) or the merger, consolidation, conversion, division, reorganization or other combination of the Company with or into another entity, for the avoidance of doubt, without the prior consent of any Member or any other Person being required.

Section 6.02 Actions of the Manager. The Manager may act through any Officer or through any other Person or Persons to whom authority and duties have been delegated pursuant to Section 6.01(b).

Section 6.03 Resignation; No Removal. The Manager may resign at any time by giving written notice to the Members; provided, however, that any such resignation shall be subject to the appointment of a new Manager in accordance with Section 6.04. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the Members (subject to the appointment of a new Manager in accordance with Section 6.04), and the acceptance of the resignation shall not be necessary to make it effective. For the avoidance of doubt, the Members have no right under this Agreement to remove or replace the Manager. Notwithstanding anything to the contrary herein, no replacement or termination of the Corporation as the Manager shall be effective unless proper provision is made, in compliance with this Agreement, so that the obligations of the Corporation, its successor or assign (if applicable) and any new Manager and the rights of all Members under this Agreement and applicable Law remain in full force

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and effect. No appointment of a Person other than the Corporation (or its successor or assign, as applicable) as the Manager shall be effective unless (a) the new Manager executes a Joinder to this Agreement and agrees to be bound by the terms and conditions in this Agreement, and (b) the Corporation (or its successor or assign, as applicable) and the new Manager (as applicable) provide all other Members with contractual rights, directly enforceable by such other Members against the Corporation (or its successor, as applicable) and the new Manager (as applicable), to cause (i) the Corporation to comply with all of the Corporation’s obligations under this Agreement (in its capacity as a Member) and (ii) the new Manager to comply with all of the Manager’s obligations under this Agreement.

Section 6.04 Vacancies. Vacancies in the position of Manager occurring for any reason shall be filled by the Corporation (or, if the Corporation has ceased to exist without any successor or assign, then by the holders of a majority in interest of the voting capital stock of the Corporation immediately prior to such cessation). For the avoidance of doubt, the Members (other than the Corporation) have no right under this Agreement to fill any vacancy in the position of Manager.

Section 6.05 Transactions Between the Company and the Manager. The Manager may cause the Company to contract and deal with the Manager, or any Affiliate of the Manager; provided, that such contracts and dealings (other than contracts and dealings between the Company and its Subsidiaries) are (i) on terms comparable to and competitive with those available to the Company from others dealing at arm’s length, (ii) approved by the Members (other than the Manager) holding a majority of the Percentage Interests of the Members (other than the Manager), (iii) approved by the Disinterested Majority and (iv) otherwise are permitted by the Credit Agreements; provided that the foregoing shall in no way limit the Manager’s rights under Sections 3.02, 3.04, 3.05 or 3.10. The Members hereby approve each of the contracts or agreements between or among the Manager or its Affiliates (other than the Company and its Subsidiaries), on the one hand, and the Company or its Affiliates (other than the Manager and any of the Company’s Subsidiaries), on the other hand, entered into on or prior to the date of this Agreement in accordance with the A&R LLC Agreement or that the board of managers of the Company or the Corporate Board has approved in connection with the Transactions, including the Recapitalization, as of the date of this Agreement, including, but not limited to, the Tax Receivable Agreement.

Section 6.06 Reimbursement for Expenses. Except as provided in this Section 6.06, the Manager shall not be compensated for its services as Manager of the Company. The Members acknowledge and agree that the Manager’s Class A Common Stock is publicly traded and, therefore, the Manager has access to the public capital markets and that such status and the services performed by the Manager will inure to the benefit of the Company and all Members; therefore, the Manager shall be reimbursed by the Company for any reasonable out-of-pocket expenses incurred on behalf of the Company, including, without limitation, all fees, expenses and costs associated with being a public company (including, without limitation, public reporting obligations, proxy statements, stockholder meetings, Stock Exchange fees (or fees associated with the principal national securities exchange on which the Class A Common Stock is then listed or admitted to trading), transfer agent fees, legal fees, SEC and FINRA filing fees, offering expenses and excise taxes (including any excise taxes imposed pursuant to Section 4501 of the Code) incurred in connection with the redemption of any shares of Equity Securities of the Manager) and maintaining its corporate existence. In the event that shares of Class A Common Stock are sold to underwriters in any subsequent public offering at a price per share that is lower than the price per share for which such shares of Class A Common Stock are sold to the public in such subsequent public offering, after taking into account underwriters’ discounts or commissions and brokers’ fees or commissions (such difference, the “Discount”) (i) the Manager shall be deemed to have contributed to the Company in exchange for newly issued Common Units the full amount for which such shares of Class A Common Stock were sold to the public and (ii) the Company shall be deemed to have paid the Discount as an expense. In accordance with the foregoing and Section 1.01(b) and 1.01(c) of the Transaction Agreement, the Manager also shall be deemed to have contributed to the Company, in exchange for newly issued Common Units, Series A Preferred Units, Common Warrants and Investor Warrants, the Purchaser Transaction Costs and the Company Transaction Costs (in each case, as defined therein). To the extent practicable, expenses incurred by the Manager on behalf of or for the benefit of the Company shall be billed directly to and paid by the Company and, if and to the extent any reimbursements to the Manager or any of its Affiliates by the Company pursuant to this Section 6.06 constitute gross income to such Person (as opposed to the repayment of advances made by such Person on behalf of the Company), such amounts shall be treated as “guaranteed payments” within the meaning of Section 707(c) of the Code (unless otherwise required by the Code and Treasury Regulations) and shall not be treated as distributions for purposes of computing the Members’ Capital Accounts. Notwithstanding the foregoing, the Company shall not bear any obligations with respect to income tax of the Manager or any payments made pursuant to the Tax Receivable Agreement other than in a manner that is expressly contemplated under this Agreement.

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Section 6.07 Limitation of Liability of Manager.

(a) Except as otherwise provided herein or in an agreement entered into by such Person and the Company, neither the Manager nor any of the Manager’s Affiliates or Manager’s officers, directors, employees, advisors, attorneys, accountants or agents or representatives (collectively “Manager’s Representatives”) shall be liable to the Company, to any Member that is not the Manager or to any other Person bound by this Agreement for any act or omission performed or omitted by the Manager in its capacity as the sole managing member of the Company pursuant to authority granted to the Manager by this Agreement; provided, however, that, except as otherwise provided herein, such limitation of liability shall not apply to the extent the act or omission was attributable to the Manager’s or a Manager’s Representative’s gross negligence, intentional misconduct or knowing violation of Law or for any present or future material breaches of any representations, warranties or covenants by the Manager or any Manager’s Representative contained herein or in the Other Agreements with the Company. The Manager may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and shall not be responsible for any misconduct or negligence on the part of any such agent (so long as such agent was selected in good faith and with reasonable care). The Manager shall be entitled to rely upon the advice of legal counsel, independent public accountants and other experts, including financial advisors, and any act of or failure to act by the Manager in good faith reliance on such advice shall in no event subject the Manager to liability to the Company or any Member that is not the Manager.

(b) To the fullest extent permitted by applicable Law, whenever this Agreement or any other agreement contemplated herein provides that the Manager shall act in a manner that is, or provide terms that are, “fair and reasonable” to the Company or any Member that is not the Manager, the Manager shall determine such appropriate action or provide such terms considering, in each case, the relative interests of each party to such agreement, transaction or situation and the benefits and burdens relating to such interests, any customary or accepted industry practices, and any applicable United States generally accepted accounting practices or principles, notwithstanding any other provision of this Agreement or in any agreement contemplated herein or applicable provisions of Law or equity or otherwise.

(c) In connection with the performance of its duties as the Manager of the Company, except as otherwise set forth herein, the Manager acknowledges that, solely in its capacity as Manager, it will owe to the Members the same fiduciary duties as it would owe to the stockholders of a Delaware corporation if it were a member of the board of directors of such a corporation and the Members were stockholders of such corporation.

Section 6.08 Investment Company Act. The Manager shall use its best efforts to ensure that the Company shall not be subject to registration as an investment company pursuant to the Investment Company Act.

Article VII.
RIGHTS AND OBLIGATIONS OF MEMBERS AND MANAGER

Section 7.01 Limitation of Liability and Duties of Members.

(a) Except as provided in this Agreement or in the Delaware Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company and no Member or Manager shall be obligated personally for any such debts, obligations, contracts or liabilities of the Company solely by reason of being a Member or the Manager (except to the extent and under the circumstances set forth in any non-waivable provision of the Delaware Act). Notwithstanding anything contained herein to the contrary, to the fullest extent permitted by applicable Law, the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business and affairs under this Agreement or the Delaware Act shall not be grounds for imposing personal liability on the Members for liabilities of the Company.

(b) In accordance with the Delaware Act and the Laws of the State of Delaware, a Member may, under certain circumstances, be required to return amounts previously distributed to such Member. It is the intent of the Members that no Distribution to any Member pursuant to Articles IV or XIV shall be deemed a return of money or other property paid or distributed in violation of the Delaware Act. The payment of any such money or Distribution of any such property to a Member shall be deemed to be a compromise within the meaning of Section 18-502(b) of the Delaware Act, and, to the fullest extent permitted by Law, any Member receiving any such money or property shall not be required to return any such money or property to the Company or any other Person, unless such distribution

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was made by the Company to its Members in clerical error. However, if any court of competent jurisdiction holds that, notwithstanding the provisions of this Agreement, any Member is obligated to make any such payment, such obligation shall be the obligation of such Member and not of any other Member.

(c) To the fullest extent permitted by applicable Law, including Section 18-1101(c) of the Delaware Act, and notwithstanding any other provision of this Agreement (but subject, and without limitation, to Section 6.07 with respect to the Manager) or in any Agreement contemplated herein or applicable provisions of Law or equity or otherwise, the parties hereto hereby agree that to the extent that any Member (other than the Manager in its capacity as such) (or any Member’s Affiliate or any manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of any Member or of any Affiliate of a Member) has duties (including fiduciary duties) to the Company, to the Manager, to another Member, to any Person who acquires an interest in a Unit or to any other Person bound by this Agreement, all such duties (including fiduciary duties) are hereby eliminated, to the fullest extent permitted by law, and replaced with the duties or standards expressly set forth herein, if any; provided, however, that the foregoing shall not eliminate the implied contractual covenant of good faith and fair dealing. The elimination of duties (including fiduciary duties) to the Company, the Manager, each of the Members, each other Person who acquires an interest in a Unit and each other Person bound by this Agreement and replacement thereof with the duties or standards expressly set forth herein, if any, are approved by the Company, the Manager, each of the Members, each other Person who acquires an interest in a Unit and each other Person bound by this Agreement.

Section 7.02 Lack of Authority. No Member, other than the Manager or a duly appointed Officer, in each case in its capacity as such, has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditure on behalf of the Company. The Members hereby consent to the exercise by the Manager of the powers conferred on it by Law and this Agreement.

Section 7.03 No Right of Partition. No Member, other than the Manager, shall have the right to seek or obtain partition by court decree or operation of Law of any property of the Company, or the right to own or use particular or individual assets of the Company.

Section 7.04 Indemnification.

(a) Subject to Section 5.06, the Company hereby agrees to indemnify and hold harmless any Person (each an “Indemnified Person”) to the fullest extent permitted under applicable Law, as the same now exists or may hereafter be amended, substituted or replaced (but, to the fullest extent permitted by applicable Law, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Company is providing immediately prior to such amendment, substitution or replacement), against all expenses, liabilities and losses (including attorneys’ fees, judgments, fines, excise taxes or penalties) reasonably incurred or suffered by such Person (or one or more of such Person’s Affiliates) by reason of the fact that such Person is or was a Member or an Affiliate thereof (other than as a result of an ownership interest in the Corporation) or is or was serving as the Manager or a director, officer, employee, advisor, attorney, accountant or other agent or representative of the Manager, the Company Representative, or a director, manager, Officer, employee, advisor, attorney, accountant or other agent or representative of the Company or is or was serving at the request of the Company as a manager, officer, director, principal, member, employee, advisor, attorney, accountant or other agent or representative of another Person; provided, however, that no Indemnified Person shall be indemnified for any expenses, liabilities and losses suffered that are attributable to such Indemnified Person’s or its Affiliates’ fraud, willful misconduct or knowing violation of Law or for any present or future breaches of any representations, warranties or covenants by such Indemnified Person or its Affiliates contained herein or in Other Agreements with the Company. Reasonable expenses, including out-of-pocket attorneys’ fees, incurred by any such Indemnified Person in defending a proceeding shall be paid by the Company in advance of the final disposition of such proceeding, including any appeal therefrom, upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by the Company.

(b) The right to indemnification and the advancement of expenses conferred in this Section 7.04 shall not be exclusive of any other right which any Person may have or hereafter acquire under any statute, agreement, bylaw, action by the Manager or otherwise.

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(c) The Company shall maintain directors’ and officers’ liability insurance, or substantially equivalent insurance, at its expense, to protect any Indemnified Person against any expense, liability or loss described in Section 7.04(a) whether or not the Company would have the power to indemnify such Indemnified Person against such expense, liability or loss under the provisions of this Section 7.04. The Company shall use its commercially reasonable efforts to purchase and maintain property, casualty and liability insurance in types and at levels customary for companies of similar size engaged in similar lines of business, as determined in good faith by the Manager, and the Company shall use its commercially reasonable efforts to purchase directors’ and officers’ liability insurance (including employment practices coverage) with a carrier and in an amount determined necessary or desirable as determined in good faith by the Manager.

(d) The indemnification and advancement of expenses provided for in this Section 7.04 shall be provided out of and to the extent of Company assets only. No Member (unless such Member otherwise agrees in writing or is found in a non-appealable decision by a Governmental Entity of competent jurisdiction to have personal liability on account thereof) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity of the Company. The Company (i) shall be the primary indemnitor of first resort for such Indemnified Person pursuant to this Section 7.04 and (ii) shall be fully responsible for the advancement of all expenses and the payment of all damages or liabilities with respect to such Indemnified Person which are addressed by this Section 7.04.

(e) If this Section 7.04 or any portion hereof shall be invalidated on any ground by any Governmental Entity of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Indemnified Person pursuant to this Section 7.04 to the fullest extent permitted by any applicable portion of this Section 7.04 that shall not have been invalidated and to the fullest extent permitted by applicable Law.

Article VIII.
BOOKS, RECORDS, ACCOUNTING AND REPORTS, AFFIRMATIVE COVENANTS

Section 8.01 Records and Accounting. The Company shall keep, or cause to be kept, appropriate books and records with respect to the Company’s business, including all books and records necessary to provide any information, lists and copies of documents required pursuant to applicable Laws. All matters concerning (a) the determination of the relative amount of allocations and Distributions among the Members pursuant to Articles IV and V and (b) accounting procedures and determinations, and other determinations not specifically and expressly provided for by the terms of this Agreement, shall be determined by the Manager, whose determination shall be final and conclusive as to all of the Members absent manifest clerical error or common law fraud.

Section 8.02 Fiscal Year. The Fiscal Year of the Company shall end on December 31 of each year or such other date as may be established by the Manager.

Section 8.03 Inspection Rights. The Company shall permit each Member and each of its designated representatives, at such Member’s sole cost and expense, to examine the books and records of the Company or any of its Subsidiaries at the principal office of the Company or such other location as the Manager shall reasonably approve during normal business hours and upon reasonable notice for any purpose reasonably related to such Member’s Units; provided, that Manager has a right to keep confidential from the Members certain information in accordance with Section 18-305 of the Delaware Act.

Article IX.
TAX MATTERS

Section 9.01 Preparation of Tax Returns. The Manager shall arrange for the preparation and timely filing of all tax returns required to be filed by the Company. The Manager shall use reasonable efforts (taking into account applicable extensions of time to file tax returns) to furnish, within two hundred fifteen (215) days of the close of each Taxable Year, to each Member a completed IRS Schedule K-1 (and any comparable state and local income tax form) and such other information as is reasonably requested by such Member relating to the Company that is necessary for such Member to comply with its tax reporting obligations. Subject to the terms and conditions of this Agreement and except as otherwise provided in this Agreement, in its capacity as Company Representative, the Manager shall have the authority to prepare the tax returns of the Company using such permissible methods and elections as it determines in its reasonable discretion, including without limitation the use of any permissible method under Section 706 of the Code for purposes of determining the varying Units of its Members.

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Section 9.02 Tax Elections. The Taxable Year shall be the Fiscal Year set forth in Section 8.02, unless otherwise required by Section 706 of the Code. The Manager shall cause the Company and each of its Subsidiaries that is treated as a partnership for U.S. federal income tax purposes (but excluding any such Subsidiary to the extent it is directly or indirectly held by or through any entity treated as a corporation for U.S. federal, and applicable state and local, income tax purposes) to have in effect an election pursuant to Section 754 of the Code (or any similar provisions of applicable state, local or foreign tax Law) for the Taxable Year that includes the Effective Time and each subsequent Taxable Year in which an Exchange (as defined in the Tax Receivable Agreement) occurs, and the Manager shall take commercially reasonable efforts to cause each Person in which the Company owns a direct or indirect equity interest (other than a Subsidiary and any Person that is directly or indirectly held by or through an entity treated as a corporation for U.S. federal, and applicable state and local, income tax purposes) that is so treated as a partnership to have in effect any such election for such Taxable Years. Each Member will upon request supply any information reasonably necessary to give proper effect to any such elections.

Section 9.03 Company Representative.

(a) The Manager is specially authorized and appointed to act as the Company Representative and in any similar capacity under state or local Law; provided, however, that the Manager may appoint and replace the Company Representative. The Company Representative shall designate a “designated individual” in accordance with Treasury Regulations Section 301.6223-1(b)(3)(i). The Company and the Members (including any Member designated as the Company Representative prior to the date hereof) shall reasonably cooperate with each other and shall use reasonable best efforts to cause the Manager (or any Person subsequently designated) to become the Company Representative with respect to any taxable period of the Company with respect to which the statute of limitations has not yet expired (and causing any tax matters partner, partnership representative or designated individual designated prior to the Effective Date to resign, be revoked or replaced, as applicable), including (as applicable) by filing certifications pursuant to Treasury Regulations Section 301.6231(a)(7)-1(d).

(b) The Company Representative may retain, at the Company’s expense, such outside counsel, accountants and other professional consultants as it may reasonably deem necessary in the course of fulfilling its obligations as the Company Representative. Subject to the other terms of this Agreement, the Company Representative is authorized to take such actions and execute and file all statements and forms on behalf of the Company that are approved by the Manager and are permitted or required by the applicable provisions of the Partnership Tax Audit Rules. The Company Representative will have sole discretion to determine whether the Company (either in its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority. Each Member agrees to reasonably cooperate with the Company Representative and to do or refrain from doing any or all things reasonably requested by the Company Representative (including paying any and all resulting taxes, additions to tax, penalties and interest in a timely fashion) in connection with any examination of the Company’s affairs by any taxing authorities, including resulting administrative and judicial proceedings. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes) will be paid by such Member, and if required to be paid (and actually paid) by the Company, will be recoverable from such Member as provided in Section 5.05. The Company Representative shall be entitled to cause the Company to elect the application of Section 6226 of the Code with respect to any imputed underpayment or make any other decision or election, or take any action pursuant to Sections 6221 through 6235 and 6241 of the Code. The Company Representative shall keep the Members reasonably informed of any material audit or administrative or judicial proceedings and any decisions or elections described in the previous sentence that are material in nature. The Company shall reimburse the Company Representative for all reasonable out-of-pocket expenses incurred by the Company Representative, including reasonable fees of any professional attorneys, in carrying out its duties as the Company Representative. In the event that the Manager determines that the foregoing provisions are no longer applicable to the Company, either due to a change of controlling law or the enactment of applicable Treasury Regulations, the Manager is authorized to take any reasonable actions as may be required concerning tax matters of the Company not otherwise addressed in this Section 9.03. The provisions of this Section 9.03 shall survive the termination of any Member’s interest in the Company, the termination of this Agreement and the termination of the Company and shall remain binding on each Member for the period of time necessary to resolve with any applicable taxing authority any tax matters relating to the Company.

Section 9.04 Earn Out Units. The parties to this Agreement intend that, for U.S. federal income tax purposes, unless otherwise required by the Code or Treasury Regulations, (a) the Unvested Earn Out Units received by any of the Pre-Transaction Members shall not be treated as being received in connection with the performance of services,

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(b) the receipt of Common Units on conversion of any Unvested Earn Out Units upon a Vesting Event shall be treated in accordance with principles similar to those set forth in Treasury Regulation Section 1.721-2(a), and (c) the Pre-Transaction Members shall not be treated as having taxable income or gain as a result of the receipt of such Unvested Earn Out Units or the receipt of any Common Units as a result of any Vesting Event (other than as a result of corrective allocations made pursuant to the second sentence of Section 5.04(d)). The Company shall prepare and file all applicable tax returns consistent therewith unless otherwise required by a “determination” within the meaning of Section 1313 of the Code or a change in applicable Law. Notwithstanding the foregoing, each of the Pre-Transaction Members may, within 30 days of the Closing Date, as defined in the Transaction Agreement, file with the IRS on a protective basis a completed election under Section 83(b) of the Code and the Treasury Regulations with respect to the Unvested Earn Out Units.

Section 9.05 Transaction Agreement. Notwithstanding anything to the contrary, to the extent of any conflict between Section 9.03 of this Agreement and Section 6.11(c) of the Transaction Agreement, Section 6.11(c) of the Transaction Agreement shall control with respect to the matters described therein.

Article X.
RESTRICTIONS ON TRANSFER OF UNITS; CERTAIN TRANSACTIONS

Section 10.01 Transfers by Members. No holder of Units shall Transfer any interest in any Units, except Transfers (a) pursuant to and in accordance with Sections 10.02 and 10.09, (b) approved in advance and in writing by the Manager, in the case of Transfers by any Member other than the Manager, or (c) in the case of Transfers by the Manager, to any Person who succeeds to the Manager in accordance with Section 6.04. Notwithstanding the foregoing, “Transfer” shall not include any indirect Transfer of Units held by the Manager by virtue of any Transfer of Equity Securities in the Corporation. Notwithstanding any other provision of this Agreement to the contrary, no Member shall Transfer all or any part of its Units or any right or economic interest pertaining thereto if such Transfer, in the reasonable discretion of the Manager, (x) would cause the Company to (1) be classified as a “publicly traded partnership” as that term is defined in Section 7704 of the Code and Treasury Regulations promulgated thereunder or (2) fail to qualify for the safe harbor contained in Treasury Regulations Section 1.7704-1(h) or (y) would result in the Company having more than 100 partners, within the meaning of Treasury Regulations Section 1.7704-1(h)(1) (determined pursuant to the rules of Treasury Regulations Section 1.7704-1(h)(3)) in any Fiscal Year that is not a Restricted Fiscal Year.

Section 10.02 Permitted Transfers. The restrictions contained in Section 10.01 shall not apply to any of the following (each, a “Permitted Transfer” and each transferee, a “Permitted Transferee”): (i) a Transfer pursuant to a Redemption or Direct Exchange in accordance with Article XI hereof, (ii) a Transfer by a Member to the Corporation or any of its Subsidiaries or (iii) to an Affiliate of such Member; provided that (a) all such Units held by the transferor (or its regarded taxpayer for U.S. federal tax purposes) are Transferred to such Affiliate or (b) for U.S. federal tax purposes, the Affiliate is treated as the same taxpayer as the transferor or (c) with the prior written consent of the Manager; provided, however, that (x) the restrictions contained in this Agreement will continue to apply to Units after any Permitted Transfer of such Units, and (y) in the case of the foregoing clause (iii), the Permitted Transferees of the Units so Transferred shall at the time of the Permitted Transfer agree in writing to be bound by the provisions of this Agreement, and prior to such Transfer the transferor will deliver a written notice to the Company and the Members, which notice will disclose in reasonable detail the identity of the proposed Permitted Transferee. If a Permitted Transfer pursuant to clause (iii) of the immediately preceding sentence would result in a Change of Control, such Member must provide the Manager with written notice of such proposed Permitted Transfer at least sixty (60) calendar days prior to the consummation of such Permitted Transfer. In the case of a Permitted Transfer of any Common Units by any Member holding Class B Common Stock or Class C Common Stock to a Permitted Transferee in accordance with this Section 10.02, such Member shall also transfer a number of shares of Class B Common Stock or Class C Common Stock, as applicable, equal to the number of Common Units that were transferred by such Member in the transaction to such Permitted Transferee. All Permitted Transfers are subject to the additional limitations set forth in Section 10.07(b).

Section 10.03 Restricted Units Legend. The Units have not been registered under the Securities Act and, therefore, in addition to the other restrictions on Transfer contained in this Agreement, cannot be sold unless subsequently registered under the Securities Act or if an exemption from such registration is then available with respect to such sale.

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To the extent such Units have been certificated in accordance with Section 3.06, each certificate evidencing Units and each certificate issued in exchange for or upon the Transfer of any Units shall be stamped or otherwise imprinted with a legend in substantially the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN EXEMPTION FROM REGISTRATION THEREUNDER. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER SPECIFIED IN THE THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF INTUITIVE MACHINES, LLC, AS IT MAY BE AMENDED, RESTATED, AMENDED AND RESTATED, OR OTHERWISE MODIFIED FROM TIME TO TIME, AND INTUITIVE MACHINES, LLC RESERVES THE RIGHT TO REFUSE THE TRANSFER OF SUCH SECURITIES UNTIL SUCH CONDITIONS HAVE BEEN FULFILLED WITH RESPECT TO ANY TRANSFER. A COPY OF SUCH CONDITIONS SHALL BE FURNISHED BY INTUITIVE MACHINES, LLC TO THE HOLDER HEREOF UPON WRITTEN REQUEST AND WITHOUT CHARGE.”

The Company shall imprint such legend on certificates (if any) evidencing Units. The legend set forth above shall be removed from the certificates (if any) evidencing any Units which cease to be Units in accordance with the definition thereof.

Section 10.04 Transfer. Prior to Transferring any Units, the Transferring holder of Units shall cause the prospective Permitted Transferee to be bound by this Agreement and any other agreements executed by the holders of Units and relating to such Units in the aggregate to which the Transferring Member was a party (collectively, the “Other Agreements”) by executing and delivering to the Company counterparts of this Agreement and any applicable Other Agreements.

Section 10.05 Assignee’s Rights.

(a) The Transfer of a Unit in accordance with this Agreement shall be effective as of the date of such Transfer (assuming compliance with all of the conditions to such Transfer set forth herein), and such Transfer shall be shown on the books and records of the Company. Net Profits, Net Losses and other items of the Company shall be allocated between the transferor and the transferee according to Code Section 706, using any permissible method as determined in the reasonable discretion of the Manager. Distributions made before the effective date of such Transfer shall be paid to the transferor, and Distributions made on or after such date shall be paid to the Assignee.

(b) Unless and until an Assignee becomes a Member pursuant to Article XII, the Assignee shall not be entitled to any of the rights granted to a Member hereunder or under applicable Law, other than the rights granted specifically to Assignees pursuant to this Agreement; provided, however, that, without relieving the Transferring Member from any such limitations or obligations as more fully described in Section 10.06, such Assignee shall be bound by any limitations and obligations of a Member contained herein by which a Member would be bound on account of the Assignee’s Units (including the obligation to make Capital Contributions on account of such Units).

Section 10.06 Assignor’s Rights and Obligations. Any Member who shall Transfer any Unit in a manner in accordance with this Agreement shall cease to be a Member with respect to such Units and shall no longer have any rights or privileges, or, except as set forth in this Section 10.06, duties, liabilities or obligations, of a Member with respect to such Units or other interest (it being understood, however, that the applicable provisions of Section 6.07 and 7.04 shall continue to inure to such Person’s benefit), except that unless and until the Assignee (if not already a Member) is admitted as a Substituted Member in accordance with the provisions of Article XII (the “Admission Date”), (i) such Transferring Member shall retain all of the duties, liabilities and obligations of a Member with respect to such Units, and (ii) the Manager may, in its sole discretion, reinstate all or any portion of the rights and privileges of such Member with respect to such Units for any period of time prior to the Admission Date. Nothing contained herein shall relieve any Member who Transfers any Units in the Company from any liability of such Member to the Company with respect to such Units that may exist as of the Admission Date or that is otherwise specified in the Delaware Act

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or for any liability to the Company or any other Person for any materially false statement made by such Member (in its capacity as such) or for any present or future breaches of any representations, warranties or covenants by such Member (in its capacity as such) contained herein or in the Other Agreements with the Company.

Section 10.07 Overriding Provisions.

(a) Any Transfer or attempted Transfer of any Units in violation of this Agreement (including any prohibited indirect Transfers) shall be, to the fullest extent permitted by applicable Law, null and void ab initio, and the provisions of Sections 10.05 and 10.06 shall not apply to any such Transfers. For the avoidance of doubt, any Person to whom a Transfer is made or attempted in violation of this Agreement shall not become a Member and shall not have any other rights in or with respect to any rights of a Member of the Company with respect to the applicable Units. The approval of any Transfer in any one or more instances shall not limit or waive the requirement for such approval in any other or future instance. The Manager shall promptly amend the Schedule of Members to reflect any Permitted Transfer pursuant to this Article X.

(b) Notwithstanding anything contained herein to the contrary (including, for the avoidance of doubt, the provisions of Section 10.01 and Article XI and Article XII), in no event shall any Member Transfer any Units to the extent such Transfer would:

(i) result in the violation of the Securities Act, or any other applicable federal, state or foreign Laws;

(ii) cause the Company to be required to register under the Investment Company Act;

(iii) in the reasonable determination of the Manager, be or result in a violation of or a default (or an event that, with notice or the lapse of time or both, would constitute a default) under, or result in an acceleration of any obligation under any Credit Agreement to which the Company or the Manager is a party; provided that the payee or creditor to whom the Company or the Manager owes such obligation is not an Affiliate of the Company or the Manager;

(iv) be a Transfer to a Person who is not legally competent or who has not achieved his or her majority of age under applicable Law (excluding trusts for the benefit of minors);

(v) be a Transfer to a Competitor;

(vi) cause the Company to be treated as a “publicly traded partnership” or to be taxed as a corporation pursuant to Section 7704 of the Code or any successor provision thereto under the Code; or

(vii) result in the Company having more than one hundred (100) partners, within the meaning of Treasury Regulations Section 1.7704-1(h)(1) (determined pursuant to the rules of Treasury Regulations Section 1.7704-1(h)(3)).

(c) Notwithstanding anything contained herein to the contrary, in no event shall any Member that is not a “United States person” within the meaning of Section 7701(a)(30) of the Code Transfer any Units (including, for the avoidance of doubt, in connection with a Redemption or a Direct Exchange), unless such Member and the transferee have delivered to the Company, in respect of the relevant Transfer (or Redemption or Direct Exchange, as applicable), written evidence that all required withholding under Section 1446(f) of the Code will have been done and duly remitted to the applicable Governmental Entity or duly executed certifications (prepared in accordance with the applicable Treasury Regulations or other authorities) of an exemption from such withholding; provided, that the Company shall cooperate in the manner set forth in Section 11.07(a) with any reasonable requests from such Member for certifications or other information from the Company in connection with satisfying this Section 10.07(c) prior to the relevant Transfer (or Redemption or Direct Exchange, as applicable).

Section 10.08 Spousal Consent. In connection with the execution and delivery of this Agreement, any Member who is a natural person will deliver to the Company an executed consent from such Member’s spouse (if any) in the form of Exhibit B-1 attached hereto or a Member’s spouse confirmation of separate property in the form of Exhibit B-2 attached hereto. If, at any time subsequent to the date of this Agreement such Member becomes legally married (whether in the first instance or to a different spouse), such Member shall cause his or her spouse to execute and deliver to the Company a consent in the form of Exhibit B-1 or Exhibit B-2 attached hereto. Such Member’s non-delivery to the Company of an executed consent in the form of Exhibit B-1 or Exhibit B-2 at any time shall constitute such Member’s continuing representation and warranty that such Member is not legally married as of such date.

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Section 10.09 Certain Transactions with respect to the Corporation.

(a) In connection with a Change of Control Transaction, the Manager shall have the right, in its sole discretion, to require each Member (other than the Corporation and its Subsidiaries) to effect a Redemption of all or a portion of such Member’s Common Units together with an equal number of shares of Class B Common Stock or Class C Common Stock, as applicable, pursuant to which such Common Units and such shares of Class B Common Stock or Class C Common Stock, as applicable, will be exchanged for shares of Class A Common Stock (or economically equivalent cash or securities of a successor entity) in accordance with the Redemption provisions of Article XI, mutatis mutandis (applied for this purpose as if the Corporation had delivered an Election Notice that specified a Share Settlement with respect to such Redemption) and otherwise in accordance with this Section 10.09(a). Any such Redemption pursuant to this Section 10.09(a) shall be effective immediately prior to the consummation of such Change of Control Transaction (and, for the avoidance of doubt, shall be contingent upon the consummation of such Change of Control Transaction and shall not be effective if such Change of Control Transaction is not consummated) (the date of such Redemption pursuant to this Section 10.09(a), the “Change of Control Date”). In the event the Manager so requires as set forth in the preceding sentence, from and after the Change of Control Date, (i) the Common Units and any shares of Class B Common Stock and Class C Common Stock, as applicable, subject to such Redemption shall be deemed to be transferred to the Corporation on the Change of Control Date and (ii) each such Member shall cease to have any rights with respect to the Units and any shares of Class B Common Stock and Class C Common Stock, as applicable, subject to such Redemption (other than the right to receive shares of Class A Common Stock (or economically equivalent cash or Equity Securities in a successor entity) pursuant to such Redemption). In the event the Manager desires to initiate the provisions of this Section 10.09, the Manager shall provide written notice of an expected Change of Control Transaction to all Members within the earlier of (x) five (5) Business Days following the execution of a definitive agreement with respect to such Change of Control Transaction and (y) ten (10) Business Days before the proposed date upon which the contemplated Change of Control Transaction is to be effected, including in such notice such information as may reasonably describe the Change of Control Transaction, subject to applicable Law, including the date of execution of such definitive agreement or such proposed effective date, as applicable, the amount and types of consideration to be paid for shares of Class A Common Stock in the Change of Control Transaction and any election with respect to types of consideration that a holder of shares of Class A Common Stock, as applicable, shall be entitled to make in connection with a Change of Control Transaction (which election shall be available to each Member on the same terms as holders of shares of Class A Common Stock). Following delivery of such notice and on or prior to the Change of Control Date, the Members shall take all actions reasonably requested by the Corporation to effect such Redemption, including taking any action and delivering any document required pursuant to this Section 10.09(a) to effect such Redemption.

(b) In the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization, or similar transaction with respect to Class A Common Stock (a “ Corporation Offer”) is proposed by the Corporation or is proposed to the Corporation or its stockholders and approved by the Corporate Board or is otherwise effected or to be effected with the consent or approval of the Corporate Board, the Manager shall provide written notice of the Corporation Offer to all Members within the earlier of (i) five (5) Business Days following the execution of a definitive agreement (if applicable) with respect to, or the commencement of (if applicable), such Corporation Offer and (ii) ten (10) Business Days before the proposed date upon which the Corporation Offer is to be effected, including in such notice such information as may reasonably describe the Corporation Offer, subject to applicable Law, including the date of execution of such definitive agreement (if applicable) or of such commencement (if applicable), the material terms of such Corporation Offer, including the amount and types of consideration to be received by holders of shares of Class A Common Stock in the Corporation Offer, any election with respect to types of consideration that a holder of shares of Class A Common Stock, as applicable, shall be entitled to make in connection with such Corporation Offer, and the number of Common Units (and the corresponding shares of Class B Common Stock and Class C Common Stock, as applicable) held by such Member that is applicable to such Corporation Offer. The Members (other than the Corporation and its Subsidiaries) shall be permitted to participate in such Corporation Offer by delivering a written notice of participation that is effective immediately prior to the consummation of such Corporation Offer (and that is contingent upon consummation of such offer), and shall include such information necessary for consummation of such offer as requested by the Corporation. In the case of any Corporation Offer that was initially proposed by the Corporation, the Corporation shall use reasonable best efforts to enable and permit the Members (other than the Corporation and its Subsidiaries) to participate in such transaction to the same extent or on an economically equivalent basis as the holders of shares of Class A Common Stock, and to enable such Members to participate in such transaction without being required to exchange Common Units or shares of Class B Common Stock or Class C Common Stock, as

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applicable, prior to the consummation of such transaction. For the avoidance of doubt, in no event shall the Members be entitled to receive in such Corporation Offer aggregate consideration for each Common Unit that is greater than the consideration payable in respect of each share of Class A Common Stock in connection with a Corporation Offer (it being understood that payments under or in respect of the Tax Receivable Agreement shall not be considered part of any such consideration).

(c) In the event that a transaction or proposed transaction constitutes both a Change of Control Transaction and a Corporation Offer, the provisions of Section 10.09(a) shall take precedence over the provisions of Section 10.09(b) with respect to such transaction, and the provisions of Section 10.09(b) shall be subordinate to provisions of Section 10.09(a), and may only be triggered if the Manager elects to waive the provisions of Section 10.09(a).

Article XI.
REDEMPTION AND DIRECT EXCHANGE RIGHTS

Section 11.01 Redemption Right of a Member.

(a) Each Member (other than the Corporation and its Subsidiaries) and each LLC Optionee (in connection with its exercise of an LLC Option), from and after the expiration of any contractual lock-up period relating to the shares of the Corporation that may be applicable to such Member shall be entitled to cause the Company to redeem (a “Redemption”) its Common Units (excluding, for the avoidance of doubt, any Common Units that are subject to vesting conditions) in whole or in part (the “Redemption Right”); provided, however, that the Redemption is for at least the Minimum Redemption Number; provided, further, that in the case of a Restricted Fiscal Year such Member may only exercise its Redemption Right on the Quarterly Redemption Date. A Member or LLC Optionee desiring to exercise its Redemption Right (each, a “Redeeming Member”) shall exercise such right by giving written notice (the “Redemption Notice”) to the Company with a copy to the Corporation. The Redemption Notice shall specify the number of Common Units (the “Redeemed Units”) that the Redeeming Member intends to have the Company redeem and a date, (i) not less than five (5) Business Days nor more than ten (10) Business Days after delivery of such Redemption Notice for a Redemption that occurs in a taxable year that is not a Restricted Fiscal Year or (ii) for a Quarterly Redemption Date for any Redemption that occurs in a Restricted Fiscal Year not less than sixty (60) days after delivery of the applicable Redemption Notice (unless and to the extent that the Manager in its sole discretion agrees in writing to waive such time periods), on which exercise of the Redemption Right shall be completed (the “Redemption Date”); provided, however, that, the Company, the Corporation and the Redeeming Member may change the number of Redeemed Units and/or the Redemption Date specified in such Redemption Notice to another number and/or date by mutual agreement signed in writing by each of them; provided, further, that in the event the Corporation elects a Share Settlement, the Redemption may be conditioned (including as to timing) by the Redeeming Member on the closing of an underwritten distribution of the shares of Class A Common Stock that may be issued in connection with such proposed Redemption. Subject to Section 11.03 and unless the Redeeming Member timely has delivered a Retraction Notice as provided in Section 11.01(c) or has revoked or delayed a Redemption as provided in Section 11.01(d), on the Redemption Date (to be effective immediately prior to the close of business on the Redemption Date):

(i) solely in the case of an LLC Optionee, the Redeeming Member shall have completed its exercised of an LLC Option for a corresponding number of Common Units subject to the Redemption Notice;

(ii) the Redeeming Member shall Transfer and surrender, free and clear of all liens and encumbrances (x) the Redeemed Units to the Company (including any certificates representing the Redeemed Units if they are certificated) (which in the case of an LLC Optionee will be deemed to be delivered by the Company in lieu of delivery of the Common Units underlying the LLC Option to the LLC Optionee), and (y) in the case of a Member, a number of shares of Class B Common Stock or Class C Common Stock, as applicable (together with any Corresponding Rights), equal to the number of Redeemed Units to the Corporation, to the extent applicable;

(iii) the Company shall (x) cancel the Redeemed Units and (y) transfer to the Redeeming Member the consideration to which the Redeeming Member is entitled under Section 11.01(b), and (z) if the Common Units are certificated in accordance with Section 3.06, issue to the Redeeming Member a certificate for a number of Common Units equal to the difference (if any) between the number of Common Units evidenced by the certificate surrendered by the Redeeming Member pursuant to clause (ii) of this Section 11.01(a) and the Redeemed Units; and

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(iv) the Corporation shall cancel and retire for no consideration the shares of Class B Common Stock or Class C Common Stock, as applicable (together with any Corresponding Rights), that were Transferred to the Corporation pursuant to Section 11.01(a)(ii)(y) above.

(b) The Corporation shall have the option (as determined solely by the Disinterested Majority) as provided in Section 11.02 to elect to have the Redeemed Units be redeemed in consideration for either a Share Settlement or a Cash Settlement; provided, for the avoidance of doubt, that the Corporation may elect to have the Redeemed Units be redeemed in consideration for a Cash Settlement only to the extent that the Corporation has cash available in an amount equal to at least the Redeemed Units Equivalent, which cash was received from a Qualified Offering. The Corporation shall give written notice (the “Election Notice”) to the Company (with a copy to the Redeeming Member) of such election within three (3) Business Days of receiving the Redemption Notice; provided, that if the Corporation does not timely deliver an Election Notice, the Corporation shall be deemed to have elected the Share Settlement method (subject to the limitations set forth above).

(c) In the event the Corporation elects the Cash Settlement in connection with a Redemption, the Redeeming Member may retract its Redemption Notice by giving written notice (the “Retraction Notice”) to the Company (with a copy to the Corporation) within three (3) Business Days of delivery of the Election Notice. The timely delivery of a Retraction Notice shall terminate all of the Redeeming Member’s, the Company’s and the Corporation’s rights and obligations under this Section 11.01 arising from the related Redemption Notice.

(d) In the event the Corporation elects a Share Settlement in connection with a Redemption, a Redeeming Member shall be entitled to revoke its Redemption Notice or delay the consummation of a Redemption if any of the following conditions exists:

(i) any registration statement pursuant to which the resale of the Class A Common Stock to be registered for such Redeeming Member at or immediately following the consummation of the Redemption shall have ceased to be effective pursuant to any action or inaction by the SEC or no such resale registration statement has yet become effective;

(ii) the Corporation shall have failed to cause any related prospectus to be supplemented by any required prospectus supplement necessary to effect such Redemption;

(iii) the Corporation shall have exercised its right to defer, delay or suspend the filing or effectiveness of a registration statement and such deferral, delay or suspension shall affect the ability of such Redeeming Member to have its Class A Common Stock registered at or immediately following the consummation of the Redemption;

(iv) the Redeeming Member is in possession of any material non-public information concerning the Corporation, the receipt of which results in such Redeeming Member being prohibited or restricted from selling Class A Common Stock at or immediately following the Redemption without disclosure of such information (and the Corporation does not permit disclosure of such information);

(v) any stop order relating to the registration statement pursuant to which the Class A Common Stock was to be registered by such Redeeming Member at or immediately following the Redemption shall have been issued by the SEC;

(vi) there shall have occurred a material disruption in the securities markets generally or in the market or markets in which the Class A Common Stock is then traded;

(vii) there shall be in effect an injunction, a restraining order or a decree of any nature of any Governmental Entity that restrains or prohibits the Redemption;

(viii) the Corporation shall have failed to comply in all material respects with its obligations under the Registration Rights Agreement, and such failure shall have affected the ability of such Redeeming Member to consummate the resale of Class A Common Stock to be received upon such Redemption pursuant to an effective registration statement; or

(ix) the Redemption Date would occur three (3) Business Days or less prior to, or during, a Black-Out Period.

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If a Redeeming Member delays the consummation of a Redemption pursuant to this Section 11.01(d), the Redemption Date shall occur on the fifth (5th) Business Day following the date on which the condition(s) giving rise to such delay cease to exist (or such earlier day as the Corporation, the Company and such Redeeming Member may agree in writing).

(e) The number of shares of Class A Common Stock (or Redeemed Units Equivalent, if applicable) (together with any Corresponding Rights) applicable to any Share Settlement or Cash Settlement shall not be adjusted on account of any Distributions previously made with respect to the Redeemed Units or dividends previously paid with respect to Class A Common Stock; provided, however, that if a Redeeming Member causes the Company to redeem Redeemed Units and the Redemption Date occurs subsequent to the record date for any Distribution with respect to the Redeemed Units but prior to payment of such Distribution, the Redeeming Member (other than an LLC Optionee) shall be entitled to receive such Distribution with respect to the Redeemed Units on the date that it is made notwithstanding that the Redeeming Member Transferred and surrendered the Redeemed Units to the Company prior to such date; provided, further, however, that a Redeeming Member shall be entitled to receive any and all Tax Distributions that such Redeeming Member otherwise would have received in respect of income allocated to such Member for the portion of any Fiscal Year irrespective of whether such Tax Distribution(s) are declared or made after the Redemption Date.

(f) In the case of a Share Settlement, in the event a reclassification or other similar transaction occurs following delivery of a Redemption Notice, but prior to the Redemption Date, as a result of which shares of Class A Common Stock are converted into another security, then a Redeeming Member shall be entitled to receive the amount of such other security (and, if applicable, any Corresponding Rights) that the Redeeming Member would have received if such Redemption Right had been exercised and the Redemption Date had occurred immediately prior to the record date of such reclassification or other similar transaction.

(g) Notwithstanding anything to the contrary contained herein, neither the Company nor the Corporation shall be obligated to effectuate a Redemption if such Redemption could (as determined in the sole discretion of the Manager) cause the Company to be treated as a “publicly traded partnership” or to be taxed as a corporation pursuant to Section 7704 of the Code or successor provisions of the Code.

(h) Notwithstanding anything to the contrary contained herein, neither the Company nor the Corporation shall be obligated to effectuate a Redemption during a Restricted Fiscal Year if the Company reasonably expects that following such Redemption, more than 10% of the outstanding Common Units (determined without reference to the Corporation’s Common Units) will be considered transferred during such Restricted Fiscal Year for purposes of Treasury Regulation Section 1.7704-1(f)(3)).

(i) In the event that (i) the Members (other than the Corporation) beneficially own, in the aggregate, less than 5% of the then outstanding Units and (ii) the Class A Common Stock is then listed on the Stock Exchange or is listed or admitted to trading on another principal national securities exchange, the Corporation shall have the right, in its sole discretion, to require all Members (other than the Corporation) to effect a Redemption of all, but not less than all, of the Units held by such Members (together with the surrender and delivery of the same number of shares of Class B Common Stock or Class C Common Stock, as applicable); provided, however, that a Cash Settlement shall not be permitted pursuant to such a Redemption under this Section 11.01(i). The Corporation shall deliver written notice to the Company and all of the other Members of its intention to exercise its Redemption Right pursuant to this Section 11.01(i) (a “Minority Member Redemption Notice”) at least five (5) Business Days prior to the proposed date upon which such Redemption is to be effected (such proposed date, the “Minority Member Redemption Date”), indicating in such notice the number of Common Units (and corresponding number of shares of Class B Common Stock or Class C Common Stock, as applicable) held by such Member that the Corporation intends to require to be subject to such Redemption. Any Redemption pursuant to this Section 11.01(i) shall be effective on the Minority Member Redemption Date. Following delivery of a Minority Member Redemption Notice and on or prior to the Minority Member Redemption Date, the Members shall take all actions reasonably requested by the Corporation to effect such Redemption, including taking any action and delivering any document required pursuant to this Section 11.01(i) to effect a Redemption. Notwithstanding the foregoing, the Corporation will only have the right to deliver a Minority Member Redemption Notice if (x) there is an active shelf registration statement in effect with respect to all of such Member’s Common Units subject to Redemption pursuant to a given Minority Member Redemption Notice, and (y) the Class A Common Stock issuable to such Member shall not be subject to any lockup or other restrictions on transfer.

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Section 11.02 Election and Contribution of the Corporation. Unless the Redeeming Member has timely delivered a Retraction Notice as provided in Section 11.01(c), or has revoked or delayed a Redemption as provided in Sections 11.01(d), subject to Section 11.03, on the Redemption Date (to be effective immediately prior to the close of business on the Redemption Date) (i) the Corporation shall make a Capital Contribution to the Company (in the form of the Share Settlement or the Cash Settlement, as determined by the Corporation in accordance with Section 11.01(b)), and (ii) the Company shall issue to the Corporation a number of Common Units equal to the number of Redeemed Units surrendered by the Redeeming Member. Notwithstanding any other provisions of this Agreement to the contrary, but subject to Section 11.03, in the event that the Corporation elects a Cash Settlement, the Corporation shall only be obligated to contribute to the Company an amount in respect of such Cash Settlement equal to the Redeemed Units Equivalent with respect to such Cash Settlement, which in no event shall exceed the amount actually paid by the Company to the Redeeming Member as the Cash Settlement. The timely delivery of a Retraction Notice shall terminate all of the Company’s and the Corporation’s rights and obligations under this Section 11.02 arising from the Redemption Notice.

Section 11.03 Direct Exchange Right of the Corporation.

(a) Notwithstanding anything to the contrary in this Article XI (save for the limitations set forth in Section 11.01(b) regarding the Corporation’s option to select the Share Settlement or the Cash Settlement, and without limitation to the rights of the Members under Section 11.01, including the right to revoke a Redemption Notice), the Corporation may, in its sole and absolute discretion (as determined solely by the Disinterested Majority) (subject to the limitations set forth on such discretion in Section 11.01(b)), elect to effect on the Redemption Date the exchange of Redeemed Units for the Share Settlement or the Cash Settlement, as the case may be, through a direct exchange of such Redeemed Units and the Share Settlement or the Cash Settlement, as applicable, between the Redeeming Member and the Corporation (a “Direct Exchange”) (rather than contributing the Share Settlement or the Cash Settlement, as the case may be, to the Company in accordance with Section 11.02 for purposes of the Company redeeming the Redeemed Units from the Redeeming Member in consideration of the Share Settlement or the Cash Settlement, as applicable). Upon such Direct Exchange pursuant to this Section 11.03, the Corporation shall acquire the Redeemed Units and shall be treated for all purposes of this Agreement as the owner of such Units.

(b) The Corporation may, at any time prior to a Redemption Date (including after delivery of an Election Notice pursuant to Section 11.01(b)), deliver written notice (an “Exchange Election Notice”) to the Company and the Redeeming Member setting forth its election to exercise its right to consummate a Direct Exchange; provided, that such election is subject to the limitations set forth in Section 11.01(b) and does not unreasonably prejudice the ability of the parties to consummate a Redemption or Direct Exchange on the Redemption Date. An Exchange Election Notice may be revoked by the Corporation at any time; provided, that any such revocation does not unreasonably prejudice the ability of the parties to consummate a Redemption or Direct Exchange on the Redemption Date. The right to consummate a Direct Exchange in all events shall be exercisable for all of the Redeemed Units that would have otherwise been subject to a Redemption.

(c) Except as otherwise provided by this Section 11.03, a Direct Exchange shall be consummated pursuant to the same timeframe as the relevant Redemption would have been consummated if the Corporation had not delivered an Exchange Election Notice and as follows:

(i) solely in the case of an LLC Optionee, the Redeeming Member shall have completed its exercised of an LLC Option for a corresponding number of Common Units subject to the Redemption Notice;

(ii) the Redeeming Member shall transfer and surrender, free and clear of all liens and encumbrances (x) the Redeemed Units (which in the case of an LLC Optionee will be deemed to be delivered by the Company in lieu of delivery of the Common Units underlying the LLC Option to the LLC Optionee), and (y) with respect to a Member, a number of shares of Class B Common Stock or Class C Common Stock, as applicable (together with any Corresponding Rights), equal to the number of Redeemed Units, to the extent applicable, in each case, to the Corporation;

(iii) the Corporation shall (x) pay to the Redeeming Member the Share Settlement or the Cash Settlement, as applicable, and (y) cancel and retire for no consideration the shares of Class B Common Stock or Class C Common Stock, as applicable (together with any Corresponding Rights), that were Transferred to the Corporation pursuant to Section 11.03(c)(i)(y) above; and

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(iv) the Company shall (x) register the Corporation as the owner of the Redeemed Units and (y) if the Common Units are certificated, issue to the Redeeming Member a certificate for a number of Units equal to the difference (if any) between the number of Common Units evidenced by the certificate surrendered by the Redeeming Member pursuant to Section 11.03(c)(i)(x) and the Redeemed Units, and issue to the Corporation a certificate for the number of Redeemed Units.

Section 11.04 Reservation of shares of Class A Common Stock; Listing; Certificate of the Corporation. At all times the Corporation shall reserve and keep available out of its authorized but unissued Class A Common Stock, solely for the purpose of issuance upon a Share Settlement in connection with a Redemption or Direct Exchange, such number of shares of Class A Common Stock as shall be issuable upon any such Share Settlement pursuant to a Redemption or Direct Exchange; provided that nothing contained herein shall be construed to preclude the Corporation from satisfying its obligations in respect of any such Share Settlement pursuant to a Redemption or Direct Exchange by delivery of purchased Class A Common Stock (which may or may not be held in the treasury of the Corporation) or by way of Cash Settlement. The Corporation shall deliver Class A Common Stock that has been registered under the Securities Act with respect to any Share Settlement pursuant to a Redemption or Direct Exchange to the extent a registration statement is effective and available with respect to such shares. The Corporation shall use its commercially reasonable efforts to list the Class A Common Stock required to be delivered upon any such Share Settlement pursuant to a Redemption or Direct Exchange prior to such delivery upon each national securities exchange upon which the outstanding shares of Class A Common Stock are listed at the time of such Share Settlement pursuant to a Redemption or Direct Exchange (it being understood that any such shares may be subject to transfer restrictions under applicable securities Laws). The Corporation covenants that all shares of Class A Common Stock issued in connection with a Share Settlement pursuant to a Redemption or Direct Exchange will, upon issuance, be validly issued, fully paid and non-assessable. The provisions of this Article XI shall be interpreted and applied in a manner consistent with any corresponding provisions of the Corporation’s certificate of incorporation (if any).

Section 11.05 Effect of Exercise of Redemption or Direct Exchange. This Agreement shall continue notwithstanding the consummation of a Redemption or Direct Exchange by a Member or an LLC Optionee (to the extent of such LLC Optionee’s rights to exercise LLC Options and the related Redemption Right) and all rights set forth herein shall continue in effect with respect to the remaining Members and, to the extent the Redeeming Member has any remaining Units following such Redemption or Direct Exchange, the Redeeming Member. No Redemption or Direct Exchange shall relieve a Redeeming Member of any prior breach of this Agreement by such Redeeming Member.

Section 11.06 Termination of Rights of LLC Optionees. With respect to each LLC Optionee, all rights of such Person to exercise a Redemption Right hereunder pursuant to Article XI or to become a Member hereunder pursuant to Article XII, and all other rights afforded such Person hereunder in his or her capacity as an LLC Optionee, shall automatically terminate upon the expiration, forfeiture, other cancellation or termination of all LLC Options awarded by the Company to such Person, in each case in accordance with such LLC Option’s terms, and upon such expiration, forfeiture, other cancellation or termination of all LLC Options of such Person, such Person shall cease to be an LLC Optionee hereunder.

Section 11.07 Tax Treatment.

(a) In connection with any Redemption or Direct Exchange, the Redeeming Member shall, to the extent it is legally entitled to deliver such form, deliver to the Manager or the Company, as applicable, a certificate, dated as of the Redemption Date, in a form reasonably acceptable to the Manager or the Company, as applicable, certifying as to such Redeeming Member’s taxpayer identification number and that such Redeeming Member is a not a foreign person for purposes of Section 1445 and Section 1446(f) of the Code (which certificate may be an IRS Form W-9 if then sufficient for such purposes under applicable Law) (such certificate a “Non-Foreign Person Certificate”). If a Redeeming Member is unable to provide a Non-Foreign Person Certificate in connection with a Redemption or a Direct Exchange, then (i) such Redeeming Member and the Company shall cooperate to provide any other certification or determination described in Treasury Regulations Sections 1.1446(f)-2(b) and 1.1446(f)-2(c) or otherwise permitted under applicable Law at the time of such Redemption or Direct Exchange, and the Manager or the Company, as applicable, shall be permitted to withhold on the amount realized by such Redeeming Member in respect of such Redemption or Direct Exchange to the extent required under Section 1446(f) of the Code and Treasury Regulations thereunder after taking into account the certificate or other determination provided pursuant this sentence and (ii) upon request of the Redeeming Member and to the extent permitted under applicable Law, the Company shall deliver

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a certificate pursuant to Treasury Regulations Section 1.1445-11T(d)(2) certifying that fifty percent (50%) or more of the value of the gross assets of the Company does not consist of “U.S. real property interests” (as used in Treasury Regulations Section 1.1445-11T), or that ninety percent (90%) or more of the value of the gross assets of the Company does not consist of “U.S. real property interests” plus “cash or cash equivalents” (as used in Treasury Regulations Section 1.1445-11T); provided, that if the Company is not legally entitled to provide the certificate described in clause (ii), the Corporation shall be permitted to withhold on the amount realized by such Redeeming Member in respect of such Redemption or Direct Exchange to the extent required under Section 1445 of the Code and Treasury Regulations.

(b) Unless otherwise required by applicable Law, the parties hereto acknowledge and agree that a Redemption or a Direct Exchange, as the case may be, shall be treated as a direct exchange of a Share Settlement or a Cash Settlement, as applicable, on the one hand, and the Redeemed Units, on the other hand, between the Corporation and the Redeeming Member for U.S. federal and applicable state and local income tax purposes.

Article XII.
ADMISSION OF MEMBERS

Section 12.01 Substituted Members. Subject to the provisions of Article X hereof, in connection with the Permitted Transfer of a Unit hereunder, the Permitted Transferee shall become a Substituted Member on the effective date of such Transfer, which effective date shall not be earlier than the date of compliance with the conditions to such Transfer, and such admission shall be shown on the books and records of the Company, including the Schedule of Members.

Section 12.02 Additional Members. Subject to the provisions of Article X hereof, any Person that is not a Member as of the Effective Time may be admitted to the Company as an additional Member (any such Person, an “Additional Member”) only upon furnishing to the Manager (a) duly executed Joinder and counterparts to any applicable Other Agreements and (b) such other documents or instruments as may be reasonably necessary or appropriate to effect such Person’s admission as a Member (including entering into such documents as may reasonably be requested by the Manager). Such admission shall become effective on the date on which the Manager determines in its sole discretion that such conditions have been satisfied and when any such admission is shown on the books and records of the Company, including the Schedule of Members.

Article XIII.
WITHDRAWAL AND RESIGNATION; TERMINATION OF RIGHTS

Section 13.01 Withdrawal and Resignation of Members. Except in the event of Transfers pursuant to Section 10.06, Redemptions and Direct Exchanges pursuant to Article XI and the Manager’s right to resign pursuant to Section 6.03, no Member shall have the power or right to withdraw or otherwise resign as a Member from the Company prior to the dissolution and winding up of the Company pursuant to Article XIV. Any Member, however, that attempts to withdraw or otherwise resign as a Member from the Company without the prior written consent of the Manager upon or following the dissolution and winding up of the Company pursuant to Article XIV, but prior to such Member receiving the full amount of Distributions from the Company to which such Member is entitled pursuant to Article XIV, shall be liable to the Company for all damages (including all lost profits and special, indirect and consequential damages) directly or indirectly caused by the withdrawal or resignation of such Member. Upon a Transfer of all of a Member’s Units in a Transfer permitted by this Agreement, subject to the provisions of Section 10.06, such Member shall cease to be a Member.

Article XIV.
DISSOLUTION AND LIQUIDATION

Section 14.01 Dissolution. The Company shall not be dissolved by the admission of Additional Members or Substituted Members or the attempted withdrawal, removal, dissolution, bankruptcy or resignation of a Member. The Company shall dissolve, and its affairs shall be wound up, upon (a “Liquidating Event”):

(a) the decision of the Manager together with the written approval of the Members holding a majority of the Units then outstanding to dissolve the Company (excluding for purposes of such calculation the Corporation and all Units held directly or indirectly by it);

(b) a dissolution of the Company under Section 18-801(4) of the Delaware Act, unless the Company is continued without dissolution pursuant thereto; or

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(c) the entry of a decree of judicial dissolution of the Company under Section 18-802 of the Delaware Act. Except as otherwise set forth in this Article XIV, the Company is intended to have perpetual existence. An Event of Withdrawal shall not in and of itself cause a dissolution of the Company and the Company shall continue in existence subject to the terms and conditions of this Agreement.

Section 14.02 Winding up. Subject to Section 14.05, on dissolution of the Company, the Manager (or in the event that there is no Manager or the Manager is in bankruptcy, any Person selected by the majority of Members) shall act as liquidating trustee or may appoint one or more Persons as liquidating trustee (each such Person, a “Liquidator”). The Liquidator shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Delaware Act. The costs of liquidation shall be borne as an expense of the Company. Until final distribution, the Liquidator shall, to the fullest extent permitted by applicable Law, continue to operate the properties of the Company with all of the power and authority of the Manager, provided, that the Company shall engage in no further business except as may be necessary to preserve the value of the Company’s assets during the period of dissolution and liquidation. The steps to be accomplished by the Liquidator are as follows:

(a) as promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company’s assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable;

(b) the Liquidator shall pay, satisfy or discharge from the Company’s funds, or otherwise make adequate provision for payment and discharge thereof (including, without limitation, the establishment of a cash fund for contingent, conditional and unmatured liabilities in such amount and for such term as the Liquidator may reasonably determine) the following: first, all expenses incurred in connection with the liquidation; second, all of the debts, liabilities and obligations of the Company owed to creditors other than the Members; and third, all of the debts, liabilities and obligations of the Company owed to the Members (other than any payments or distributions owed to such Members in their capacity as Members pursuant to this Agreement); and following any payments pursuant to the foregoing Section 14.02(b),

(c) all remaining assets of the Company shall be distributed

(i) to the Series A Preferred Units an amount equal to the greater of (A) the Accrued Value per Series A Preferred Unit and (B) the amount that such Member would have been entitled to receive if all of such Member’s Series A Preferred Units were converted into Common Units (at the Conversion Price then in effect) immediately prior to such liquidation, winding up or dissolution of the Company (regardless of whether the Series A Preferred Unit is then convertible pursuant to the terms hereof) (“Series A Liquidation Value”), and

(ii) the balance to the Members, pro rata in proportion to their respective Common Units.

The distribution of cash and/or property to the Members in accordance with the provisions of this Section 14.02 and Section 14.03 below shall constitute a complete return to the Members of their Capital Contributions, a complete distribution to the Members of their interest in the Company and all of the Company’s property and shall constitute a compromise to which all Members have consented within the meaning of the Delaware Act. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds.

Section 14.03 Deferment; Distribution in Kind. Notwithstanding the provisions of Section 14.02, but subject to the order of priorities set forth therein, if upon dissolution of the Company the Liquidator determines that an immediate sale of part or all of the Company’s assets would be impractical or would cause undue loss (or would otherwise not be beneficial) to the Members, the Liquidator may, in its sole discretion and the fullest extent permitted by applicable Law, defer for a reasonable time the liquidation of any assets except those necessary to satisfy the Company’s liabilities (other than loans to the Company by any Member(s)) and reserves. Subject to the order of priorities set forth in Section 14.02, the Liquidator may, in its sole discretion, distribute to the Members, in lieu of cash, either (a) all or any portion of such remaining assets in-kind of the Company in accordance with the provisions of Section 14.02(c), (b) as tenants in common and in accordance with the provisions of Section 14.02(c), undivided interests in all or any portion of such assets of the Company or (c) a combination of the foregoing. Any such Distributions in-kind shall be subject to (y) such conditions relating to the disposition and management of such assets as the Liquidator deems reasonable and equitable and (z) the terms and conditions of any agreements governing such assets (or the operation thereof or the

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holders thereof) at such time. Any assets of the Company distributed in kind will first be written up or down to their Fair Market Value, thus creating Net Profit or Net Loss (if any), which shall be allocated in accordance with Article V. The Liquidator shall determine the Fair Market Value of any property (other than cash) distributed.

Section 14.04 Cancellation of Certificate. On completion of the winding up of the Company as provided herein, the Manager (or such other Person or Persons as the Delaware Act may require or permit) shall file a certificate of cancellation of the Certificate with the Secretary of State of Delaware, cancel any other filings made pursuant to this Agreement that should be canceled and take such other actions as may be necessary to terminate the existence of the Company. The Company shall continue in existence for all purposes of this Agreement until it is terminated pursuant to this Section 14.04.

Section 14.05 Reasonable Time for Winding Up. A reasonable time, but in no event more than one (1) year, shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to Sections 14.02 and 14.03 in order to minimize any losses otherwise attendant upon such winding up.

Section 14.06 Return of Capital. The Liquidator shall not be personally liable for the return of Capital Contributions or any portion thereof to the Members (it being understood that any such return shall be made solely from assets of the Company).

Article XV.
GENERAL PROVISIONS

Section 15.01 Power of Attorney.

(a) Each Member hereby constitutes and appoints the Manager (or the Liquidator, if applicable) with full power of substitution, as his or her true and lawful agent and attorney-in-fact, with full power and authority in his, her or its name, place and stead, to:

(i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) this Agreement, all certificates and other instruments and all amendments thereof that the Manager deems appropriate or necessary to form, qualify, or continue the qualification of, the Company as a limited liability company in the State of Delaware and in all other jurisdictions in which the Company may conduct business or own property; (B) all instruments that the Manager deems appropriate or necessary to reflect any amendment, change, modification or restatement of this Agreement in accordance with its terms; (C) all conveyances and other instruments or documents that the Manager deems appropriate or necessary to reflect the dissolution, winding up and termination of the Company pursuant to the terms of this Agreement, including a certificate of cancellation; and (D) all instruments relating to the admission, substitution or resignation of any Member pursuant to Article XII or Article XIII; and

(ii) sign, execute, swear to and acknowledge all ballots, consents, approvals, waivers, certificates and other instruments appropriate or necessary, in the reasonable judgment of the Manager, to evidence, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Members hereunder or is consistent with the terms of this Agreement, in the reasonable judgment of the Manager, to effectuate the terms of this Agreement.

(b) The foregoing power of attorney is irrevocable and coupled with an interest, and shall survive the death, disability, incapacity, dissolution, bankruptcy, insolvency or termination of any Member and the transfer of all or any portion of his, her or its Units and shall extend to such Member’s heirs, successors, assigns and personal representatives.

Section 15.02 Confidentiality.

(a) Each of the Members (other than the Corporation) agrees to hold the Company’s Confidential Information in confidence and may not disclose or use such information except as otherwise authorized separately in writing by the Manager. “Confidential Information” as used herein includes all information concerning the Corporation, the Company or their respective Subsidiaries, in whatever form, whether written, electronic or oral, including, but not limited to, ideas, financial product structuring, business strategies, innovations and materials, all aspects of the Corporation’s and/or the Company’s business plan, proposed operation and products, corporate structure, financial and organizational information, analyses, proposed partners, software code and system and product designs, employees

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and their identities, equity ownership, the methods and means by which either the Corporation or the Company plans to conduct its business, all trade secrets, trademarks, tradenames and all intellectual property associated with the Corporation’s and/or Company’s business. With respect to each Member, Confidential Information does not include information or material that: (a) is, or becomes, generally available to the public other than as a direct or indirect result of a disclosure by such Member or its Affiliates or representatives; (b) is, or becomes, available to such Member from a source other than the Corporation, the Company or their respective representatives, provided that such source is not, and was not, known to such Member to be bound by a confidentiality agreement with, or any other contractual, fiduciary or other legal obligation of confidentiality to, the Corporation, the Company or any of their respective Affiliates or representatives; (c) is approved for release by written authorization of the Chief Executive Officer, Chief Financial Officer or General Counsel of the Company or of the Corporation, or any other officer designated by the Manager; or (d) is or becomes independently developed by such Member or its respective representatives without use of or reference to the Confidential Information.

(b) Solely to the extent it is reasonably necessary or appropriate to fulfill its obligations or to exercise its rights under this Agreement, each of the Members may disclose Confidential Information to its Subsidiaries, Affiliates, partners, directors, officers, employees, counsel, advisers, consultants, outside contractors and other agents, on the condition that such Persons keep the Confidential Information confidential to the same extent as such Member is required to keep the Confidential Information confidential; provided, that such Member shall remain liable with respect to any breach of this Section 15.02 by any such Subsidiaries, Affiliates, partners, directors, officers, employees, counsel, advisers, consultants, outside contractors and other agents (as if such Persons were party to this Agreement for purposes of this Section 15.02).

(c) Notwithstanding Section 15.02(a) or Section 15.02(b), each of the Members may disclose Confidential Information (i) to the extent that such Member is required by Law (by oral questions, interrogatories, request for information or documents, subpoena, civil investigative demand or similar process) to disclose any of the Confidential Information, (ii) for purposes of reporting to its stockholders and direct and indirect equity holders (each of whom are bound by customary confidentiality obligations) the performance of the Company and its Subsidiaries and for purposes of including applicable information in its financial statements to the extent required by applicable Law or applicable accounting standards; or (iii) to any bona fide prospective purchaser of the equity or assets of a Member, or the Units held by such Member (provided, in each case, that such Member determines in good faith that such prospective purchaser would be a Permitted Transferee), or a prospective merger partner of such Member (provided, that (i) such Persons will be informed by such Member of the confidential nature of such information and shall agree in writing to keep such information confidential in accordance with the contents of this Agreement and (ii) each Member will be liable for any breaches of this Section 15.02 by any such Persons (as if such Persons were party to this Agreement for purposes of this Section 15.02)). Notwithstanding any of the foregoing, nothing in this Section 15.02 will restrict in any manner the ability of the Corporation to comply with its disclosure obligations under Law, and the extent to which any Confidential Information is necessary or desirable to disclose.

Section 15.03 Amendments. Except as otherwise contemplated by this Agreement, this Agreement may be amended or modified (including by means of merger, consolidation or other business combination to which the Company is a party) upon the prior written consent of the Manager, together with the prior written consent of the holders of a majority of the Units then outstanding (excluding all Units held directly or indirectly by the Corporation); provided, that no alteration, modification or amendment shall be effective until written notice has been provided to the Members. Notwithstanding the foregoing, no amendment or modification:

(a) to this Section 15.03 may be made without the prior written consent of the Manager and each of the Members;

(b) to any of the terms and conditions of this Agreement, which terms and conditions expressly require the approval or action of certain Persons, may be made without obtaining the consent of the requisite number or specified percentage of such Persons who are entitled to approve or take action on such matter; and

(c) to any of the terms and conditions of this Agreement which would (A) reduce the amounts distributable to a Member pursuant to Articles IV and XIV in a manner that is not pro rata with respect to all Members, (B) modify the limited liability of any Member or increase the liabilities of such Member hereunder, (C) otherwise materially and adversely affect a holder of Units in a manner materially disproportionate to any other holder of Units or remove a right or privilege granted to a Member (other than amendments, modifications and waivers necessary to implement the provisions of Article XII) or (D) alter or change any rights, preferences or privileges of any Units in a manner that is

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different or prejudicial relative to any other Units in the same class of Unit or materially and adversely affect the rights of any Member under Article XI, shall be effective against such affected Member or holder of Units, as the case may be, without the prior written consent of such Member or holder of Units, as the case may be.

Notwithstanding any of the foregoing, the Manager may make any amendment to this Agreement (including Schedule 2) (i) of an administrative nature that is necessary in order to implement the substantive provisions hereof, without the consent of any other Member; provided, that any such amendment does not otherwise contradict Section 15.03(c), or (ii) to reflect any changes to the Units, including the admission of new Members, Transfers of Units, or the issuance of any other capital stock of the Corporation, in each case, in accordance with the terms of this Agreement.

Section 15.04 Title to Company Assets. Company assets shall be owned by the Company as an entity, and no Member, individually or collectively, shall have any ownership interest in such assets of the Company or any portion thereof. The Company shall hold title to all of its property in the name of the Company and not in the name of any Member. All assets of the Company shall be recorded as the property of the Company on its books and records, irrespective of the name in which legal title to such assets is held. The Company’s credit and assets shall be used solely for the benefit of the Company, and no asset of the Company shall be transferred or encumbered for, or in payment of, any individual obligation of any Member.

Section 15.05 Addresses and Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means (including email), with affirmative confirmation of receipt, (iii) one (1) Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice): To the Company:

Intuitive Machines, LLC
3700 Bay Area Blvd.
Houston, TX 77058
[Phone]
Attention: [•]
Email: [•]

with a copy (which copy shall not constitute notice) to:

Latham & Watkins LLP
555 Eleventh Street, NW, Suite 1000
Washington, D.C. 20004-1304
Attn: Rachel W. Sheridan; Nick S. Dhesi
Email: [•]

To the Corporation:

Intuitive Machines, Inc.
3700 Bay Area Blvd.
Houston, TX 77058
[Phone]
Attention: [•]
Email: [•]

with a copy (which copy shall not constitute notice) to:

Latham & Watkins LLP
555 Eleventh Street, NW, Suite 1000
Washington, D.C. 20004-1304
Attn: Rachel W. Sheridan; Nick S. Dhesi
Email: [•]

To the Members, as set forth on Schedule 2.

Annex G-50

Section 15.06 Binding Effect; Intended Beneficiaries. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 15.07 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company or any of its Affiliates, and no creditor who makes a loan to the Company or any of its Affiliates may have or acquire (except pursuant to the terms of a separate agreement executed by the Company in favor of such creditor) at any time as a result of making the loan any direct or indirect interest in Net Profits and Net Losses, Distributions, capital or property of the Company other than as a secured creditor.

Section 15.08 Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition. No waiver of any provision or default under, nor consent to any exception to, the terms of this Agreement shall be effective unless in writing and signed by the party to be bound and then only to the specific purpose, extent and instance so provided.

Section 15.09 Counterparts. This Agreement and any amendments hereto may be executed in separate counterparts, each of which will be an original and all of which together shall constitute one and the same agreement binding on all the parties hereto.

Section 15.10 Applicable Law; Jurisdiction. This Agreement and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Any suit, dispute, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement shall be heard in the state or federal courts of the State of Delaware, and the parties hereby (i) consent to the exclusive jurisdiction of such court (and of the appropriate appellate courts) in any such suit, action or proceeding and (i) submit to the exclusive jurisdiction of each such court in any such proceeding or action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agree that all claims in respect of the proceeding or action shall be heard and determined only in any such court, and (iv) agree not to bring any proceeding or action arising out of or relating to this Agreement or the matters contemplated hereby in any other court. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, PROCESS IN ANY SUCH SUIT, ACTION OR PROCEEDING MAY BE SERVED ON ANY PARTY ANYWHERE IN THE WORLD, WHETHER WITHIN OR WITHOUT THE JURISDICTION OF ANY SUCH COURT (INCLUDING BY PREPAID CERTIFIED MAIL WITH A VALIDATED PROOF OF MAILING RECEIPT) AND SHALL HAVE THE SAME LEGAL FORCE AND EFFECT AS IF SERVED UPON SUCH PARTY PERSONALLY WITHIN THE STATE OF DELAWARE. WITHOUT LIMITING THE FOREGOING, TO THE FULLEST EXTENT PERMITTED BY LAW, THE PARTIES AGREE THAT SERVICE OF PROCESS UPON SUCH PARTY AT THE ADDRESS REFERRED TO IN Section 15.05 (INCLUDING BY PREPAID CERTIFIED MAIL WITH A VALIDATED PROOF OF MAILING RECEIPT), TOGETHER WITH WRITTEN NOTICE OF SUCH SERVICE TO SUCH PARTY, SHALL BE DEEMED EFFECTIVE SERVICE OF PROCESS UPON SUCH PARTY.

Section 15.11 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

Section 15.12 Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking such actions as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 15.13 Execution and Delivery by Electronic Signature and Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement or contemplated hereby or entered into by the Company in accordance herewith, and any amendments hereto or thereto, to the extent signed and delivered by means of an electronic signature and/or electronic transmission, including by a facsimile machine or via email, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to

Annex G-51

have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of electronic signature or electronic transmission to execute and/or deliver a document or the fact that any signature or agreement or instrument was transmitted or communicated through such electronic transmission as a defense to the formation of a contract and each such party forever waives any such defense.

Section 15.14 Right of Offset. Whenever the Company or the Corporation is to pay any sum (other than pursuant to Article IV) to any Member, any amounts that such Member owes to the Company or the Corporation that are not the subject of a good faith dispute may be deducted from that sum before payment. For the avoidance of doubt, the distribution of Units to the Corporation shall not be subject to this Section 15.14.

Section 15.15 Entire Agreement. This Agreement, those documents expressly referred to herein (including the Registration Rights Agreement and the Tax Receivable Agreement), any indemnity agreements entered into in connection with the A&R LLC Agreement with any member of the board of directors at that time and other documents of even date herewith embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way. For the avoidance of doubt, the A&R LLC Agreement is superseded in its entirety by this Agreement as of the Effective Time and shall be of no further force and effect thereafter, except to the extent reference thereto is contemplated in this Agreement, and only for such limited purposes as stated herein.

Section 15.16 Remedies. Each Member shall have all rights and remedies set forth in this Agreement and all rights and remedies that such Person has been granted at any time under any other agreement or contract and all of the rights that such Person has under any Law. Any Person having any rights under any provision of this Agreement or any other agreements contemplated hereby shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by Law.

Section 15.17 Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The use of the word “including” in this Agreement shall be by way of example rather than by limitation. Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and if applicable hereof. Without limiting the generality of the immediately preceding sentence, no amendment or other modification to any agreement, document or instrument that requires the consent of any Person pursuant to the terms of this Agreement or any other agreement will be given effect hereunder unless such Person has consented in writing to such amendment or modification. Wherever required by the context, references to a Fiscal Year shall refer to a portion thereof. The use of the words “or,” “either” and “any” shall not be exclusive. Each of the parties hereto agrees that they have been represented by independent counsel of its own choice during the negotiation and execution of this Agreement and the parties hereto and their counsel have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

Annex G-52

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first written above.

COMPANY:
INTUITIVE MACHINES, LLC
By:
Name:
Title:

[Signature Page to Second Amended and Restated Limited Liability Company Agreement]

Annex G-53

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first written above.

MANAGER:
INTUITIVE MACHINES, INC.
By:
Name:
Title:

[Signature Page to Second Amended and Restated Limited Liability Company Agreement]

Annex G-54

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first written above.

MEMBERS:[1]

Kamal Ghaffarian

Stephen Altemus

Timothy Crain

Jacob Killelea

____________

1 To be updated at closing to reflect all holders of Common Units.

[Signature Page to Second Amended and Restated Limited Liability Company Agreement]

Annex G-55

SCHEDULE 1
SCHEDULE OF PRE-TRANSACTION MEMBERS

Member	Class A Units	Class B Units
Kamal Ghaffarian
Stephen Altemus
Timothy Crain
Jacob Killelea
TOTAL

Annex G-56

SCHEDULE 2*
SCHEDULE OF MEMBERS

[OMITTED]

____________

*       THIS SCHEDULE OF MEMBERS SHALL BE UPDATED FROM TIME TO TIME IN ACCORDANCE WITH THIS AGREEMENT, INCLUDING TO REFLECT ANY ADJUSTMENT WITH RESPECT TO ANY SUBDIVISION (BY UNIT SPLIT OR OTHERWISE) OR ANY COMBINATION (BY REVERSE UNIT SPLIT OR OTHERWISE) OF ANY OUTSTANDING UNITS, OR TO REFLECT ANY ADDITIONAL ISSUANCES OF UNITS PURSUANT TO THIS AGREEMENT

Annex G-57

SCHEDULE 3
UNVESTED EARN OUT UNITS

[OMITTED]

Annex G-58

Exhibit A

FORM OF JOINDER AGREEMENT

This JOINDER AGREEMENT, dated as of _________________, 20___ (this “Joinder”), is delivered pursuant to that certain Second Amended and Restated Limited Liability Company Agreement, dated as of [•] (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “LLC Agreement”) by and among Intuitive Machines, LLC, a Delaware limited liability company (the “Company”), Intuitive Machines, Inc., a Delaware corporation and the sole managing member of the Company (the “Corporation”), and each of the Members from time to time party thereto. Capitalized terms used but not otherwise defined herein have the respective meanings set forth in the LLC Agreement.

1.      Joinder to the LLC Agreement. Upon the execution of this Joinder by the undersigned and delivery hereof to the Corporation, the undersigned hereby is and hereafter will be a Member under the LLC Agreement and a party thereto, with all the rights, privileges and responsibilities of a Member thereunder. The undersigned hereby agrees that it shall comply with and be fully bound by the terms of the LLC Agreement as if it had been a signatory thereto as of the date thereof. The undersigned hereby acknowledges, agrees and confirms that it has received a copy of the LLC Agreement and has reviewed the same and understands its contents.

2.      Incorporation by Reference. All terms and conditions of the LLC Agreement are hereby incorporated by reference in this Joinder as if set forth herein in full.

3.      Address. All notices under the LLC Agreement to the undersigned shall be direct to:

[Name]
[Address]
[City, State, Zip Code]
Attn:
Facsimile:
E-mail:

Annex G-59

IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Joinder as of the day and year first above written.

[NAME OF NEW MEMBER]
By:
Name:
Title:

Acknowledged and agreed
as of the date first set forth above:

INTUITIVE MACHINES, LLC
By:	Intuitive Machines, Inc.,
its Manager
By:
Name:
Title:

Annex G-60

Exhibit B-1

FORM OF AGREEMENT AND CONSENT OF SPOUSE

The undersigned spouse of _____________________________ (the “Member”), a party to that certain Second Amended and Restated Limited Liability Company Agreement, dated as of [•] (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Agreement”) by and among Intuitive Machines, LLC, a Delaware limited liability company (the “Company”), Intuitive Machines, Inc., a Delaware corporation and the sole managing member of the Company, and each of the Members from time to time party thereto (capitalized terms used but not otherwise defined herein have the respective meanings set forth in the Agreement), acknowledges on his or her own behalf that:

I have read the Agreement and understand its contents. I acknowledge and understand that under the Agreement, any interest I may have, community property or otherwise, in the Units owned by the Member is subject to the terms of the Agreement, which include certain restrictions on Transfer.

I hereby consent to and approve the Agreement. I agree that said Units and any interest I may have, community property or otherwise, in such Units are subject to the provisions of the Agreement and that I will take no action at any time to hinder operation of the Agreement on said Units or any interest I may have, community property or otherwise, in said Units.

I hereby acknowledge that the meaning and legal consequences of the Agreement have been explained fully to me and are understood by me, and that I am signing this Agreement and consent without any duress and of free will.

Dated:
[NAME OF SPOUSE]
By:
Name:

Annex G-61

Exhibit B-2

FORM OF SPOUSE’S CONFIRMATION OF SEPARATE PROPERTY

I, the undersigned, the spouse of _____________________________ (the “Member”), who is a party to that certain Second Amended and Restated Limited Liability Company Agreement, dated as of [•](as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Agreement”) by and among Intuitive Machines, LLC, a Delaware limited liability company (the “Company”), Intuitive Machines, Inc., a Delaware corporation and the sole managing member of the Company, and each of the Members from time to time party thereto (capitalized terms used but not otherwise defined herein have the respective meanings set forth in the Agreement), acknowledge and confirm that the Units owned by said Member are the sole and separate property of said Member, and I hereby disclaim any interest in same.

I hereby acknowledge that the meaning and legal consequences of this Member’s spouse’s confirmation of separate property have been fully explained to me and are understood by me, and that I am signing this Member’s spouse’s confirmation of separate property without any duress and of free will.

Dated:
[NAME OF SPOUSE]
By:
Name:

Annex G-62

ANNEX H

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of September 16, 2022, by and among Inflection Point Acquisition Corp., a Cayman Islands exempted company (the “Company”), Intuitive Machines, LLC, a Texas limited liability company (the “Target”), and each purchaser identified on the signature pages hereto (each, including its successors and assigns, a “Purchaser” and collectively, the “Purchasers”).

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to Section 4(a)(2) of the Securities Act (as defined below), the Company desires to issue and sell to each Purchaser, and each Purchaser, severally and not jointly, desires to purchase from the Company, securities of the Company as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company, the Target and each Purchaser agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Definitions. In addition to the terms defined elsewhere in this Agreement: (a) capitalized terms that are not otherwise defined herein have the meanings given to such terms in the Certificate of Designation (as defined herein), and (b) the following terms have the meanings set forth in this Section 1.1:

“Action” means any action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of the applicable party, threatened against or affecting the applicable party or any of its properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign).

“Acquiring Person” shall have the meaning ascribed to such term in Section 4.7.

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Board of Directors” means the board of directors of the Company.

“Business Combination” means the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement dated the date hereof between the Company, the Target and the other parties thereto.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home,” “shelter-in-place,” “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York are generally are open for use by customers on such day.

“Certificate of Designation” means the Certificate of Designation to be filed prior to the Closing by the Company with the Secretary of State of Delaware, in the form of Exhibit A attached hereto.

“Class A Common Stock” means the Class A ordinary shares of the Company, par value $0.0001 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Closing” means the closing of the purchase and sale of the Securities pursuant to Section 2.1.

Annex H-1

“Closing Date” means the Trading Day on which all of the Transaction Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Purchasers’ obligations to pay the Subscription Amount and (ii) the Company’s obligations to deliver the Securities, in each case, have been satisfied or waived.

“Commission” means the United States Securities and Exchange Commission.

“Company Material Adverse Effect” an event, change, development, occurrence, condition or effect with respect to the Company that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the legal authority and ability of the Company to comply with the terms of this Agreement, including the issuance and sale of the Securities.

“Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any Indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

“Conversion Shares” means the shares of Class A Common Stock issued and issuable upon conversion of the Preferred Stock in accordance with the terms of the Certificate of Designation.

“Disclosure Time” means, (i) if this Agreement is signed on a day that is not a Trading Day or after 9:00 a.m. (New York City time) and before midnight (New York City time) on any Trading Day, 9:01 a.m. (New York City time) on the Trading Day immediately following the date hereof, unless otherwise instructed as to an earlier time by the Placement Agent, and (ii) if this Agreement is signed between midnight (New York City time) and 9:00 a.m. (New York City time) on any Trading Day, no later than 9:01 a.m. (New York City time) on the date hereof, unless otherwise instructed as to an earlier time by the Placement Agent.

“Disqualification Event” shall have the meaning ascribed to such term in Section 3.1(i).

“Domestication” means the Company’s migration to and domestication as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended and the Companies Act (As Revised) of the Cayman Islands in connection with the closing of the Business Combination.

“Effective Date” means the first date on which (a) the initial Registration Statement has been declared effective by the Commission registering all of the Underlying Shares by the holders of Preferred Stock or (b) all of the Underlying Shares have been sold pursuant to Rule 144 or may be sold pursuant to Rule 144 (without the need for any manner of sale requirement or volume limitation and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144(c)(1) (or Rule 144(i)(2), if applicable)).

“Escrow Account” means the escrow account to be established by the Escrow Agent into which the Purchasers shall deposit Subscription Amounts.

“Escrow Agent” means an escrow agent that is mutually acceptable to the Placement Agent and the Company.

“Escrow Agreement” means the escrow agreement to be entered into by and among the Company and the Escrow Agent pursuant to which the Purchasers shall deposit Subscription Amounts with the Escrow Agent to be applied to the transactions contemplated hereunder, in such form as the parties may agree prior to Closing.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” shall mean generally accepted accounting principles in the United States of America.

“Governmental Entity” means any nation, state, county, city, town, village, district, or other political jurisdiction of any nature, federal, state, local, municipal, foreign, or other government, governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), multi-national organization or body; or body exercising, or entitled to exercise, any administrative,

Annex H-2

executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature or instrumentality of any of the foregoing, including any entity or enterprise owned or controlled by a government or a public international organization or any of the foregoing.

“Indebtedness” of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (including, without limitation, “capital leases” in accordance with GAAP) (other than trade payables entered into in the ordinary course of business consistent with past practice), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with GAAP, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above

“Insider Letter” means that certain Letter Agreement, dated September 21, 2021, by and among the Company, its officers and directors, and the Sponsor.

“Investor Presentation” means the PowerPoint presentation dated September 16, 2022 detailing the transactions contemplated by the Business Combination Agreement.

“Liens” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Placement Agent” means Cantor Fitzgerald & Co.

“Preferred Stock” means the 26,000 shares of the Company’s Series A Convertible Preferred Stock issued hereunder having the rights, preferences and privileges set forth in the Certificate of Designation, in the form of Exhibit A hereto.

“Proceeding” means an action, claim, suit, investigation or proceeding, whether commenced or threatened.

“Registration Rights Agreement” means the Amended and Restated Registration Rights Agreement among the Company, the Purchasers and the other parties thereto, in the form of Exhibit B attached hereto.

“Registration Statement” means a registration statement meeting the requirements set forth in the Registration Rights Agreement and covering the resale of the Underlying Shares by each Purchaser as provided for in the Registration Rights Agreement.

“Required Minimum” means, as of any date, the maximum aggregate number of shares of Class A Common Stock then issued or potentially issuable in the future pursuant to the Transaction Documents, including any Underlying Shares issuable upon exercise in full of all Warrants and conversion in full of all shares of Preferred Stock, ignoring any conversion or exercise limits set forth therein.

Annex H-3

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such rule.

“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such rule.

“SEC Reports” shall have the meaning ascribed to such term in Section 3.1(m).

“SEC Guidance” shall have the meaning ascribed to such term in the introductory paragraph to Section 3.1.

“Securities” means the Preferred Stock, the Warrants and the Underlying Shares.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

“Sponsor” means Inflection Point Holdings LLC.

“Stated Value” means $1,000 per share of Preferred Stock.

“Stock Exchange” means either The Nasdaq Stock Market LLC or the New York Stock Exchange (or any successors to any of the foregoing).

“Subscription Amount” shall mean, as to each Purchaser, the aggregate amount to be paid for the Preferred Stock purchased hereunder as specified below such Purchaser’s name on the signature page of this Agreement and next to the heading “Subscription Amount,” in United States dollars and in immediately available funds.

“Target Companies” means the Target and its subsidiaries.

“Target Material Adverse Effect” means any material adverse effect on (i) the business, properties, assets, liabilities, operations (including results thereof), condition (financial or otherwise) or prospects of the Target and its subsidiaries, taken as a whole, (ii) the transactions contemplated hereby or in any of the other Transaction Documents or any other agreements or instruments to be entered into in connection herewith or therewith or (iii) the authority or ability of the Target to perform any of its obligations under any of the Transaction Documents (as defined below).

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Class A Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange (or any successors to any of the foregoing).

“Transaction Documents” means this Agreement, the Certificate of Designation, the Warrants, the Registration Rights Agreement, the Escrow Agreement, and all exhibits and schedules thereto.

“Transfer Agent” means Continental Stock Transfer & Trust Company, the current transfer agent of the Company, and any successor transfer agent of the Company.

“Underlying Shares” means the Conversion Shares and the Warrant Shares.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Class A Common Stock is then listed or quoted on a Trading Market, the daily volume weighted average price of the Class A Common Stock for such date (or the nearest preceding date) on the Trading Market on which the Class A Common Stock is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m.

Annex H-4

(New York City time) to 4:02 p.m. (New York City time)), (b) if not listed on a Trading Market, but quoted on OTCQB or OTCQX, the volume weighted average price of the Class A Common Stock for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Class A Common Stock is not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Class A Common Stock are then reported on the Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Class A Common Stock so reported, or (d) in all other cases, the fair market value of a share of Class A Common Stock as determined by an independent appraiser selected in good faith by the Purchasers of a majority in interest of the Securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

“Warrants” means, collectively, the Class A Common Stock purchase warrants delivered to the Purchasers at the Closing in accordance with Section 2.2(a) hereof, which Warrants shall be exercisable immediately and have a term of exercise equal to 5 years, in the form of Exhibit C attached hereto.

“Warrant Shares” means the shares of Class A Common Stock issuable upon exercise of the Warrants.

ARTICLE 2

PURCHASE AND SALE

2.1 Closing. On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to sell, and the Purchasers, severally and not jointly, agree to purchase, an aggregate of $26,000,000 of shares of Preferred Stock with an aggregate Stated Value for each Purchaser equal to such Purchaser’s Subscription Amount as set forth on the signature page hereto executed by such Purchaser, and Warrants as determined pursuant to Section 2.2(a). The aggregate number of shares of Preferred Stock sold hereunder shall be 26,000. The Company shall provide written notice (which may be via email) to each Purchaser (the “Closing Notice”) that the Company reasonably expects the Closing to occur (and the conditions thereto to be satisfied) on a date specified in the notice (the “Scheduled Closing Date”) not less than five (5) Business Days after the date of the Closing Notice, which Closing Notice shall contain the Flow of Funds Letter (as defined below) with the Company’s wire instructions for the Escrow Account. The failure of the Closing to occur on the Scheduled Closing Date shall not terminate this Agreement or otherwise relieve any party of any of its obligations hereunder. Provided that the Closing Notice is timely delivered in accordance with the foregoing, no later than two (2) Business Days prior to Closing, each Purchaser shall deliver to the Escrow Agent, via wire transfer or a certified check, immediately available funds equal to such Purchaser’s Subscription Amount. At the Closing, the Company shall deliver to each Purchaser its respective shares of Preferred Stock and Warrants as determined pursuant to Section 2.2(a), and the Company and each Purchaser shall deliver the other items set forth in Section 2.2 deliverable at the Closing. Upon satisfaction of the covenants and conditions set forth in Sections 2.2 and 2.3, the Closing shall occur at the offices of White & Case LLP, 1221 Avenue of the Americas, New York, New York 10020, or such other location as the parties shall mutually agree and the Placement Agent shall deliver to the Escrow Agent the Form of Escrow Release Notice (as defined in the Escrow Agreement), duly executed, which shall cause the release of the funds in the Escrow Account to the Company. If this Agreement is terminated prior to the Closing and any funds have already been sent by any Purchaser to the Escrow Account, or the Closing Date does not occur within five (5) Business Days after the Scheduled Closing Date specified in the Closing Notice, the Company shall or shall cause the Escrow Agent to promptly (but not later than seven (7) Business Days after the Scheduled Closing Date specified in the Closing Notice), return the funds delivered by any Purchaser for payment of such Purchaser’s Subscription Amount by wire transfer in immediately available funds to the account specified in writing by such Purchaser (provided, that the failure of the Closing Date to occur within such seven (7) Business Day period and the return of the relevant funds shall not relieve such Purchaser from its obligations under this Agreement for a subsequently rescheduled Closing Date determined by the Company in good faith and indicated to such Purchaser in a timely delivered subsequent Closing Notice).

2.2 Deliveries.

(a) On or prior to the Closing Date, the Company shall deliver or cause to be delivered to each Purchaser the following:

(i) a certificate evidencing (or reasonable evidence of issuance by book entry, as applicable, of) such aggregate number of shares of Preferred Stock equal to such Purchaser’s Subscription Amount divided by the Stated Value,

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registered in the name of such Purchaser and evidence of the filing and acceptance of the Certificate of Designation from the Secretary of State of Delaware;

(ii) a Warrant registered in the name of such Purchaser to purchase up to a number of shares of Class A Common Stock equal to 25% of such Purchaser’s Conversion Shares on the date of Closing, with an exercise price equal to $15.00, subject to adjustment as set forth therein;

(iii) an email from the Company setting forth the wire amounts of each Purchaser and the wire transfer instructions of the Company; and

(iv) the Registration Rights Agreement duly executed by the Company.

(b) On or prior to the Closing Date, each Purchaser shall deliver or cause to be delivered to the Company or the Escrow Agent, as applicable, the following:

(i) the Registration Rights Agreement duly executed by such Purchaser;

(ii) the Purchaser’s counter-signature to the Warrant described in Section 2.2(a)(ii); and

(iii) the Purchaser’s Subscription Amount.

2.3 Closing Conditions.

(a) The Closing shall be subject to the satisfaction, or valid waiver in writing by each of the parties hereto, of the conditions that, on the Closing Date:

(i) all conditions precedent to the closing of the Business Combination set forth in Article VII of the Business Combination Agreement shall have been satisfied (as determined by the parties to the Business Combination Agreement) or waived in writing by the Person(s) with the authority to make such waiver (other than those conditions which, by their nature, are to be satisfied at the closing of the Business Combination pursuant to the Business Combination Agreement including to the extent that any such condition precedent is, or is dependent upon, the consummation of the transactions contemplated hereby), and the closing of the Business Combination shall be scheduled to occur substantially concurrently with the Closing;

(ii) no governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation which is then in effect and has the effect of making the consummation of the transactions contemplated hereby (including, without limitation, the Domestication) illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby; and

(iii) the shares of Class A Common Stock shall be approved for listing on the Stock Exchange, subject only to official notice of issuance.

(b) The obligation of the Company to consummate the Closing with respect to each Purchaser shall be subject, on a Purchaser by Purchaser basis, to the satisfaction or valid waiver in writing by the Company of the additional conditions that, on the Closing Date:

(i) except as otherwise provided under Section 2.3(b)(ii), all representations and warranties of such Purchaser contained in this Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or material adverse effect, which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or material adverse effect, which representations and warranties shall be true and correct in all respects) as of such earlier date), and consummation of the Closing shall constitute a reaffirmation by such Purchaser of each of the representations, warranties and agreements of such Purchaser contained in this Agreement as of the Closing Date, but without giving effect to consummation of the Business Combination, or as of such earlier date, as applicable, except, in each case, where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a material adverse effect on the legal authority and ability of the Purchaser to comply with the terms of this Agreement;

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(ii) the representations and warranties of such Purchaser contained in Section 3.2(r) of this Agreement shall be true and correct at all times on or prior to the Closing Date, and consummation of the Closing shall constitute a reaffirmation by such Purchaser of such representations and warranties;

(iii) such Purchaser shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by it at or prior to the Closing; and

(iv) the delivery by such Purchaser of the items set forth in Section 2.2(b) of this Agreement.

(c) The respective obligation of the Purchasers to consummate the Closing shall be subject to the satisfaction or valid waiver in writing by the Purchasers of the additional conditions that, on the Closing Date:

(i) all representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect, which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of such earlier date), and consummation of the Closing shall constitute a reaffirmation by the Company of each of the representations, warranties and agreements of the Company contained in this Agreement as of the Closing Date, but without giving effect to consummation of the Business Combination, or as of such earlier date, as applicable, except, in each case, where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Company Material Adverse Effect;

(ii) the Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by it at or prior to the Closing; and

(iii) the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. Provided that no representation or warranty by the Company shall apply to any statement or information in reports filed with the Commission that relates to any statement or information in the SEC Reports that relates to changes to historical accounting policies of the Company in connection with any order, directive, guideline, comment or recommendation from the Commission or the Company’s auditor or accountant that is applicable to the Company (collectively, the “SEC Guidance”), nor shall any correction, amendment, revision or restatement of the Company’s financial statements due wholly or in part to the SEC Guidance or any other accounting matters, nor any other effects that relate to or arise out of, or are in connection with or in response to, any of the foregoing or any changes in accounting or disclosure related thereto, be deemed to be a breach of any representation or warranty by the Company, the Company represents and warrants to each Purchaser, as of the date of this Agreement and as of the Closing Date (or, if such representations and warranties are made with respect to a specified date, as of such date):

(a) The Company (i) is validly existing and in good standing under the laws of the jurisdiction of incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Agreement and the other Transaction Documents, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a Company Material Adverse Effect.

(b) As of the Closing Date, the Securities will be duly authorized and, when issued, paid for and delivered in accordance with the applicable Transaction Documents, will be validly issued, fully paid and non-assessable, free and clear of all liens or other restrictions (other than those arising under the Transaction Documents, the Organizational

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Documents of the Company or applicable securities laws), and will not have been issued in violation of, or subject to, any preemptive or similar rights created under the Company’s Organizational Documents (as adopted on or prior to the Closing Date) or the laws of its jurisdiction of incorporation.

(c) This Agreement and the other Transaction Documents has been duly authorized, validly executed and delivered by the Company, and assuming the due authorization, execution and delivery of the same by the Target and each Purchaser of this Agreement and the other Transaction Documents to which they are a party, this Agreement and the other Transaction Documents shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(d) Assuming the accuracy of the representations and warranties of each Purchaser set forth in Section 3.2 of this Agreement, the execution and delivery of this Agreement and the other Transaction Documents, the issuance and sale of the Securities hereunder, the compliance by the Company with all of the provisions of hereof and thereof and the consummation of the transactions contemplated herein and therein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, (ii) the Organizational Documents of the Company, or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Company Material Adverse Effect.

(e) Assuming the accuracy of the representations and warranties of each Purchaser set forth in Section 3.2 of this Agreement, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance of this Agreement or the other Transaction Documents (including, without limitation, the issuance of the Securities), other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement (as defined below) pursuant to the Registration Rights Agreement, (iii) filings required by the Commission, (iv) filings required by the Stock Exchange, including with respect to obtaining shareholder approval, (v) filings and approvals required to consummate the Business Combination as provided under the Business Combination Agreement, including those required in connection with the Domestication, (vi) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, and (vii) those filings, the failure of which to obtain would not have a Company Material Adverse Effect.

(f) Except for such matters as have not had and would not have a Company Material Adverse Effect, there is no (i) suit, Action, Proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company, threatened in writing against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Company.

(g) Assuming the accuracy of each Purchaser’s representations and warranties set forth in Section 3.2 of this Agreement, no registration under the Securities Act or any state securities (or Blue Sky) laws is required for the offer and sale of the Securities by the Company to the Purchasers.

(h) Neither the Company nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Securities. The Securities are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. Neither the Company nor any person acting on the Company’s behalf has, directly or indirectly, at any time within the past six (6) months, made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under Regulation D under the Securities Act in connection with the offer and sale by the Company of the Securities as contemplated hereby or (ii) cause the offering of the Securities pursuant to this Agreement to be integrated with prior offerings by the Company for purposes of the Securities Act or any applicable shareholder approval provisions. Neither the Company nor any person acting on the Company’s behalf has offered or

Annex H-8

sold or will offer or sell any securities, or has taken or will take any other action, which would reasonably be expected to subject the offer, issuance or sale of the Securities, as contemplated hereby, to the registration provisions of the Securities Act.

(i) No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualification Event”) is applicable to the Company, except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3) is applicable.

(j) The Company is in all material respects in compliance with applicable provisions of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations thereunder.

(k) As of the Closing Date, the Class A Common Stock will be eligible for clearing through The Depository Trust Company (“DTC”), through its Deposit/Withdrawal At Custodian (DWAC) system, and the Company is eligible and participating in the Direct Registration System (DRS) of DTC with respect to the Class A Common Stock. The Company’s Transfer Agent is a participant in DTC’s Fast Automated Securities Transfer Program.

(l) Except for the Placement Agent and Affiliates of the Company, no broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Securities to the Purchasers. The Company is solely responsible for the payment of any fees, costs, expenses and commissions of the Placement Agent and Affiliates of the Company.

(m) As of their respective filing dates, or, if amended, as of the date of such amendment, which shall be deemed to supersede such original filing, all reports required to be filed by the Company with the Commission (the “SEC Reports”) complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, or, if amended, as of the date of such amendment, which shall be deemed to supersede such original filing, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no material outstanding or unresolved comments in comment letters received by the Company from the staff of the Division of Corporation Finance of the Commission with respect to any of the SEC Reports. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing, or, if amended, as of the date of such amendment, which shall be deemed to supersede such original filing, and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. Notwithstanding the foregoing, this representation and warranty shall not apply to any statement or information in the SEC Reports that relates or arises from the topics referenced in the SEC Guidance, and any restatement, revision or other modification to the SEC Reports (including any financial statements contained therein) relating to or arising from the SEC Guidance shall not be deemed material noncompliance for purposes of this Agreement or the other Transaction Documents.

(n) As of the date hereof, the authorized share capital of the Company is $55,500 divided into 500,000,000 shares of Class A Common Stock, 50,000,000 Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares” and, together with the Class A Common Stock, the “Ordinary Shares”) and 5,000,000 preference shares of a par value of $0.0001 (the “Preference Shares”). As of the date hereof and immediately prior to the Domestication and prior to giving effect to the Closing and the Business Combination: (i) 32,975,000 shares of Class A Common Stock, 8,243,750 Class B Ordinary Shares and no Preference Shares were issued and outstanding; (ii) 16,487,500 warrants, each exercisable to purchase one share of Class A Common Stock at $11.50 per share, and 6,845,000 private placement warrants, each exercisable to purchase one share of Class A Common Stock at $11.50 per share (together “Outstanding Warrants”), were issued and outstanding; and (iii) no Ordinary Shares were subject to issuance upon exercise of outstanding options. No Outstanding Warrants are exercisable on or prior to the closing of the Business Combination. All (A) issued and outstanding Ordinary Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to preemptive rights and (B) Outstanding Warrants have been duly authorized and validly issued, are fully paid and are not subject to preemptive rights. As of the date hereof, except as set forth above and pursuant to the Business Combination Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any Ordinary Shares or other equity interests in the Company (collectively, “Equity Interests”) or securities convertible into or exchangeable or exercisable for

Annex H-9

Equity Interests. Except as set forth in the Business Combination Agreement, as of the date hereof, the Company has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no shareholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any Equity Interests, other than (A) as set forth in the SEC Reports and (B) as contemplated by the Business Combination Agreement. Except as described in the SEC Reports, there are no securities or instruments issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities.

(o) The issued and outstanding shares of Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on the Stock Exchange under the symbol “IPAX.” There is no suit, Action, Proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by the Stock Exchange or the Commission with respect to any intention by such entity to deregister the Class A Common Stock or prohibit or terminate the listing of the Class A Common Stock on the Stock Exchange. The Company has taken no action that is designed to terminate the registration of the Class A Common Stock under the Exchange Act. Following the Domestication and upon consummation of the Business Combination, the shares of Class A Common Stock are expected to be registered under the Exchange Act and listed for trading on the Stock Exchange.

(p) The Company is not, and immediately after receipt of payment for the Securities and consummation of the Business Combination, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(q) None of the Company, the Sponsor nor any of their respective Affiliates has entered into any subscription agreement, side letter or other agreement with any Purchaser or any other investor in connection with such Purchaser’s or investor’s direct or indirect investment in the Company other than (i) the Business Combination Agreement and (ii) the Transaction Documents.

(r) Neither the Company nor, to the knowledge of the Company, any agent or other person acting on behalf of the Company has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company (or made by any person acting on its behalf of which the Company is aware) which is in violation of law or (iv) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended.

(s) The Company’s accounting firm is Marcum LLP. To the knowledge and belief of the Company, such accounting firm is a registered public accounting firm as required by the Exchange Act.

(t) There are no disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the Company and the accountants and lawyers formerly or presently employed by the Company and the Company is current with respect to any fees owed to its accountants and lawyers which could affect the Company’s ability to perform any of its obligations under any of the Transaction Documents.

(u) The Company acknowledges and agrees that each of the Purchasers is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated thereby. The Company further acknowledges that no Purchaser is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by any Purchaser or any of their respective representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Purchasers’ purchase of the Securities. The Company further represents to each Purchaser that the Company’s decision to enter into this Agreement and the other Transaction Documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

(v) The Company has not, and to its knowledge no one acting on its behalf has, taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities.

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3.2 Representations and Warranties of the Purchasers. Each Purchaser, for itself and for no other Purchaser, hereby represents and warrants as of the date of this Agreement and as of the Closing Date (or, if such representations and warranties are made with respect to a specified date, as of such date):

(a) Such Purchaser is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of its jurisdiction of formation or incorporation with the requisite power and authority to enter into and perform its obligations under the Transaction Documents.

(b) Each Transaction Document to which it is a party has been duly authorized, executed and delivered by such Purchaser, and assuming the due authorization, execution and delivery of the same by the Company and the other Purchasers, each Transaction Document to which such Purchaser is a party shall constitute the valid and legally binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(c) The execution, delivery and performance of the Transaction Documents, including the purchase of the Securities hereunder, the compliance by such Purchaser with all of the provisions of the Transaction Documents and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of such Purchaser pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which such Purchaser is a party or by which such Purchaser is bound or to which any of the property or assets of such Purchaser is subject; (ii) the Organizational Documents of such Purchaser; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over such Purchaser or any of its properties that in the case of clauses (i) and (iii), would reasonably be expected to have a material adverse effect on such Purchaser’s ability to consummate the transactions contemplated by the Transaction Documents, including the purchase of the Securities.

(d) At the time such Purchaser was offered the Securities, it was, and as of the date hereof it is, and on each date on which it exercises any Warrants or converts any shares of Preferred Stock, it will be, either: (i) a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act), in each case, satisfying the applicable requirements set forth on Annex A hereto, (ii) acquiring the Securities only for its own account and not for the account of others, or if such Purchaser is subscribing for the Securities as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act) and such Purchaser has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) not acquiring the Securities with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and has provided the Company with the requested information on Annex A following the signature page hereto).

(e) Such Purchaser acknowledges and agrees that the Securities are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Securities have not been registered under the Securities Act or the securities laws of any state in the United States or other jurisdiction and that the Company is not required to register the Securities except as set forth in the Registration Rights Agreement. Such Purchaser acknowledges and agrees that the Securities may not be offered, resold, transferred, pledged or otherwise disposed of by such Purchaser absent an effective registration statement under the Securities Act, except (i) to the Company or a subsidiary thereof, (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act (including without limitation a private resale pursuant to so called “Section 4(a)1½”), or (iii) an ordinary course pledge such as a broker lien over account property generally, and, in each of clauses (i)-(iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or account entries representing the Securities shall contain a restrictive legend to such effect. Such Purchaser acknowledges and agrees that the Securities will be subject to these securities law transfer restrictions, and as a result of these transfer restrictions, such Purchaser may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Securities and may be required to bear the financial risk of an investment in the Securities for an indefinite period of time. Such Purchaser acknowledges and agrees that the Securities will not be immediately eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act until at least one year following the filing of certain required information with the Commission after the Closing Date. Such Purchaser acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Securities.

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(f) Such Purchaser understands and agrees that it is purchasing the Securities directly from the Company. Such Purchaser further acknowledges that there have not been, and such Purchaser hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to such Purchaser by the Company, the Target, the Placement Agent, the Sponsor, any of their respective Affiliates or any control persons, officers, directors, employees, partners, agents or representatives, any other party to the Business Combination or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Company and the Target set forth in this Agreement. Subscriber agrees that none of (i) any other Purchaser (including the controlling persons, members, officers, directors, partners, agents, or employees of any such other Purchaser), (ii) the Placement Agent, its Affiliates or any of its or its Affiliates’ control persons, officers, directors or employees, (iii) the Sponsor, its Affiliates (other than the Company), or any of its or its’ Affiliates respective control persons, officers, directors or employees or (iv) any other party to the Business Combination Agreement, including any such party’s representatives, Affiliates or any of its or their control persons, officers, directors or employees, that is not a party hereto, shall be liable to such Purchaser pursuant to this Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Securities.

(g) In making its decision to purchase the Securities, such Purchaser has relied solely upon independent investigation made by such Purchaser and the Company’s and the Target’s representations in Sections 3.1 and 3.3, respectively, of this Agreement. Such Purchaser acknowledges and agrees that such Purchaser has received such information as such Purchaser deems necessary in order to make an investment decision with respect to the Securities, including with respect to the Company, the Target Companies and the Business Combination, and made its own assessment and is satisfied concerning the relevant financial, tax and other economic considerations relevant to such Purchaser’s investment in the Securities. Without limiting the generality of the foregoing, such Purchaser acknowledges that it has reviewed the Company’s filings with the Commission. Such Purchaser represents and agrees that such Purchaser and such Purchaser’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as such Purchaser and such Purchaser’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Securities. Such Purchaser acknowledges that certain information provided by the Company and the Target was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Such Purchaser further acknowledges that the information provided to such Purchaser was preliminary and subject to change, including in the registration statement and the proxy statement and/or prospectus that the Company intends to file with the Commission in connection with the Business Combination (which will include substantial additional information about the Company, the Target Companies and the Business Combination and will update and supersede the information previously provided to such Purchaser). Such Purchaser acknowledges and agrees that none of the Placement Agent, the Sponsor or any of their Affiliates or any of such Person’s or its Affiliate’s control persons, officers, directors, employees or other representatives, legal counsel, financial advisors, accountants or agents (collectively, “Representatives”) has provided such Purchaser with any information, recommendation or advice with respect to the Securities nor is such information, recommendation or advice necessary or desired. None of the Placement Agent, the Sponsor or any of their respective Affiliates or Representatives has made or makes any representation as to the Company or the Target Companies or the quality or value of the Securities. In addition, the Company, the Target, the Sponsor, Placement Agent and their respective Affiliates or Representatives may have acquired non-public information with respect to the Company or the Target Companies which such Purchaser agrees need not be provided to it. In connection with the issuance of the Securities to such Purchaser, none of the Placement Agent, its Affiliates or the Company, the Target, the Sponsor or any of their respective Affiliates or Representatives has acted as a financial advisor or fiduciary to such Purchaser.

(h) Such Purchaser became aware of this offering of the Securities solely by means of direct contact between such Purchaser and the Company or its Affiliates, by means of direct contact between such Purchaser and the Target or its Affiliates or by means of contact from the Placement Agent, and Securities were offered to such Purchaser solely by direct contact between such Purchaser and the Company or its Affiliates. Such Purchaser did not become aware of this offering of the Securities, nor were the Securities offered to such Purchaser, by any other means. Such Purchaser acknowledges that the Company represents and warrants that the Securities (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

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(i) Such Purchaser acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Securities, including those set forth in the SEC Reports. Such Purchaser has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Securities, and such Purchaser has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as such Purchaser has considered necessary to make an informed investment decision. Such Purchaser (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Securities. Such Purchaser understands and acknowledges that the purchase and sale of the Securities hereunder meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

(j) Such Purchaser has adequately analyzed and fully considered the risks of an investment in the Securities and determined that the Securities are a suitable investment for such Purchaser and that such Purchaser is able at this time and in the foreseeable future to bear the economic risk of a total loss of such Purchaser’s investment in the Company. Such Purchaser acknowledges specifically that a possibility of total loss exists.

(k) Such Purchaser understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Securities or made any findings or determination as to the fairness of this investment.

(l) Such Purchaser is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Such Purchaser agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that such Purchaser is permitted to do so under applicable law. If such Purchaser is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), such Purchaser maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, such Purchaser maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required, such Purchaser maintains policies and procedures reasonably designed to ensure that the funds held by such Purchaser and used to purchase the Securities were legally derived.

(m) No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in the Company as a result of the purchase and sale of Securities hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Company from and after the Closing as a result of the purchase and sale of Securities hereunder.

(n) Such Purchaser will have sufficient funds to pay the Subscription Amount pursuant to Section 2.2(b)(iii) of this Agreement.

(o) Such Purchaser acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Company, the Target, the Sponsor, the Placement Agent or any of their respective Affiliates or any of their respective or their respective Affiliates’ control persons, officers, directors, employees, agents or representatives), other than the representations and warranties of the Company and the Target contained in Sections 3.1 and 3.3, respectively, of this Agreement, in making its investment or decision to invest in the Company. Such Purchaser agrees that none of (i) any other Purchaser or any other Person participating in any other private placement of shares of Class A Common Stock (including the controlling persons, officers, directors, partners, agents or employees of any such other Person), (ii) the Company, its Affiliates or any of its or their respective Affiliates’ control persons, officers, directors, partners, agents, employees or representatives, (iii) the Sponsor, its Affiliates or any of its or their respective Affiliates’ control persons, officers, directors, partners, agents, employees or representatives, nor (iv) the Placement Agent, its Affiliates or any of its or their respective control persons, officers, directors, partners, agents, employees or representatives shall be liable to such Purchaser or any other Purchaser pursuant to the Transaction Documents or any other agreement related to a

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private placement of Securities for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Securities hereunder or thereunder.

(p) No broker or finder is entitled to any brokerage or finder’s fee or commission to be paid by such Purchaser solely in connection with the sale of the Securities to such Purchaser.

(q) At all times on or prior to the Closing Date, such Purchaser has no binding commitment to dispose of, or otherwise transfer (directly or indirectly), any of the Securities.

(r) Such Purchaser hereby agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with such Purchaser, shall, directly or indirectly, engage in any hedging activities or execute any Short Sales with respect to the securities of the Company from the date hereof until the Closing or the earlier termination of this Agreement in accordance with its terms.

(s) Except as expressly disclosed in a Schedule 13D or Schedule 13G (or amendments thereto) filed by such Purchaser with the Commission with respect to the beneficial ownership of the Company’s outstanding securities prior to the date hereof, such Purchaser is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of equity securities of the Company (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

(t) No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in the Company as a result of the purchase and sale of Securities hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Company from and after the Closing as a result of the purchase and sale of Securities hereunder.

(u) Such Purchaser acknowledges that (i) the Company, the Target Companies, the Sponsor and the Placement Agent, and any of their respective Affiliates, control persons, officers, directors, employees, agents or representatives currently may have, and later may come into possession of, information regarding the Company and the Target Companies that is not known to such Purchaser and that may be material to a decision to purchase the Securities, (ii) such Purchaser has determined to purchase the Securities notwithstanding its lack of knowledge of such information, and (iii) none of the Company, the Target Companies, the Sponsor or the Placement Agent or any of their respective Affiliates, control persons, officers, directors, employees, agents or representatives shall have liability to such Purchaser, and such Purchaser hereby to the extent permitted by law waives and releases any claims it may have against the Company, the Target Companies, the Sponsor, the Placement Agent and their respective Affiliates, control persons, officers, directors, employees, agents or representatives, with respect to the nondisclosure of such information.

(v) Such Purchaser acknowledges its obligations under applicable securities laws with respect to the treatment of non-public information relating to the Company.

(w) Such Purchaser acknowledges and is aware that the Placement Agent is acting as financial advisor to the Company in connection with the Business Combination.

3.3 Representations and Warranties of the Target. The Target hereby makes (x) each of the following representations and warranties and (y) each of the representations and warranties of the Target set forth in the Business Combination Agreement (as if such representations and warranties were initially made to each Purchaser and set forth in this Agreement in their entirety, mutatis mutandis), in each case, as of the date of this Agreement and as of the Closing Date (or, if such representations and warranties are made with respect to a specified date, as of such date):

(a) Each of the Target Companies is duly organized and validly existing and in good standing under the laws of the jurisdiction in which it is formed, and has the requisite power and authority to own its properties and to carry on its business as now being conducted and as presently proposed to be conducted. Each of the Target Companies is duly qualified as a foreign entity to do business and is in good standing in every jurisdiction in which its or their ownership of property or the nature of the business conducted by it or them makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have a Target Material Adverse Effect.

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(b) The Target has the requisite power and authority to enter into and perform its obligations under the Business Combination Agreement, this Agreement and the other Transaction Documents. The execution and delivery of the Business Combination Agreement, this Agreement and the other Transaction Documents by the Target, and the consummation by the Target of the transactions contemplated hereby and thereby have been duly authorized by the Target’s board of directors or equivalent governing body, and no further filing, consent or authorization is required by the Target, its board of directors or its equity holders or other governing body. The Business Combination Agreement and this Agreement have been, and the other Transaction Documents to which it is a party will be prior to the Closing, duly executed and delivered by the Target, and each constitutes the legal, valid and binding obligations of the Target, enforceable against the Target in accordance with its respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies and except as rights to indemnification and to contribution may be limited by federal or state securities law.

(c) The execution, delivery and performance of the Transaction Documents by the Target and the consummation by the Target of the transactions contemplated hereby and thereby will not (i) result in a violation of the Organizational Documents of any of the Target Companies, or any capital stock or other securities of the Target Companies, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) in any respect under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which any of the Target Companies is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including, without limitation, foreign, federal and state securities laws and regulations) applicable to any of the Target Companies or by which any property or asset of any of the Target Companies is bound or affected.

(d) The Target is not required to obtain any consent from, authorization or order of, or make any filing or registration with any Governmental Entity or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its respective obligations under or contemplated by the Transaction Documents, in each case, in accordance with the terms hereof or thereof. All consents, authorizations, orders, filings and registrations which the Target is required to obtain pursuant to the preceding sentence have been or will be obtained or effected on or prior to the Closing Date, and the Target is not aware of any facts or circumstances which might prevent the Target from obtaining or effecting any of the registration, application or filings contemplated by the Transaction Documents.

(e) Undisclosed Liabilities; Financial Information.

(i) Undisclosed Liabilities. There is no liability, debt or obligation (absolute, accrued, contingent or otherwise) of the Target Companies of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for liabilities, debts and obligations: (a) provided for in, or otherwise reflected or reserved for on the Target Financial Statements (as defined herein) or disclosed in the notes thereto; (b) that have arisen since the date of the most recent balance sheet included in the Target Financial Statements ordinary course of the operation of business of the Target Companies; (c) arising under the Transaction Documents and/or incurred in connection with the transactions contemplated thereby; or (d) which would not, individually or in the aggregate, reasonably be expected to have a Target Material Adverse Effect.

(ii) Unaudited Financial Information. The draft unaudited consolidated financial statements of the Target (including, in each case, any related notes thereto), consisting of the draft unaudited consolidated balance sheet the related draft unaudited consolidated income statements and statements of cash flows of the Target Companies as of and for the six (6) month periods ending June 30, 2022 and June 30, 2021, delivered to the Purchasers on or prior to the date hereof and attached hereto as Schedule 3.3(e)(ii) (collectively, the “Draft Unaudited Target Financials”), fairly present in all material respects the financial position of the Target, at the respective dates thereof, except for the absence of footnote disclosures and other presentation items required for GAAP and for year-end adjustments that will not have a Target Material Adverse Effect.

(iii) Audited Financial Information. The consolidated balance sheets of the Target as of December 31, 2020 and December 31, 2021, and the related consolidated audited income statements, changes in stockholder or member equity and statements of cash flows for the fiscal years then ended, each audited by a PCAOB qualified auditor in accordance with GAAP and PCAOB standards (the “Audited Target Financials” and together with the Draft Unaudited Target Financials, the “Target Financial Statements”), fairly present in all material respects the financial position of the Target at the respective dates thereof, subject to adjustments which are not expected to have a Target Material Adverse Effect. The forecasts and projections, if any, contained in the Audited Target

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Financials will have been prepared in good faith and on the basis of assumptions that are fair and reasonable in light of current and reasonably foreseeable circumstances.

(iv) No Restatements. The Target is not currently contemplating to amend or restate any of the Target Financial Statements, nor is the Target currently aware of facts or circumstances which would require the Target to amend or restate any of the Target Financial Statements, in each case, in order for any of the Target Financials Statements to be in material compliance with GAAP. The Target has not been informed by its independent accountants that they recommend that the Target amend or restate any of the Target Financial Statements or that there is any need for the Target to amend or restate any of the Target Financial Statements.

(f) Absence of Certain Changes. Except as set forth on Schedule 3.3(f), and for activities conducted in connection with the Transaction Documents and the transactions contemplated thereby, since June 30, 2022 through the date of this Agreement, (a) there has not been any Target Material Adverse Effect and (b) each Target Company (i) has conducted its business in the ordinary course of business consistent with past practice, and (ii) has not taken any action or committed or agreed to take any action that, if taken after the date hereof, would be prohibited by Section 6.02(b) of the Business Combination Agreement.

(g) Foreign Corrupt Practices. None of the Target, the Target’s subsidiaries or any director, officer, agent, employee, nor any other person acting for or on behalf of the foregoing (individually and collectively, a “Target Affiliate”) have violated the U.S. Foreign Corrupt Practices Act or any other applicable anti-bribery or anti-corruption laws, nor has any Target Affiliate offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, to any officer, employee or any other person acting in an official capacity for any Governmental Entity to any political party or official thereof or to any candidate for political office (individually and collectively, a “Government Official”) or to any person under circumstances where such Target Affiliate knew or was aware of a high probability that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to any Government Official, for the purpose of:

(i) (A) influencing any act or decision of such Government Official in his/her official capacity, (B) inducing such Government Official to do or omit to do any act in violation of his/her lawful duty, (C) securing any improper advantage, or (D) inducing such Government Official to influence or affect any act or decision of any Governmental Entity, or

(ii) assisting any Target Company in obtaining or retaining business for or with, or directing business to, any Target Company.

(h) Illegal or Unauthorized Payments; Political Contributions. None of the Target, any of the Target’s subsidiaries or, to the best of the Target’s knowledge (after reasonable inquiry of its officers and directors), any of the officers, directors, employees, agents or other representatives of the Target or its subsidiaries has, directly or indirectly, made or authorized any payment, contribution or gift of money, property, or services, whether or not in contravention of applicable law, (i) as a kickback or bribe to any Person or (ii) to any political organization, or the holder of or any aspirant to any elective or appointive public office except for personal political contributions not involving the direct or indirect use of funds of the Target or its subsidiaries.

(i) Money Laundering. The Target and its subsidiaries are in compliance with, and have not previously violated, the USA Patriot Act of 2001 and all other applicable U.S. and non-U.S. anti-money laundering laws and regulations, including, without limitation, the laws, regulations and Executive Orders and sanctions programs administered by the U.S. Office of Foreign Assets Control, including, but not limited, to (i) Executive Order 13224 of September 23, 2001 entitled, “Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism” (66 Fed. Reg. 49079 (2001)); and (ii) any regulations contained in 31 CFR, Subtitle B, Chapter V.

(j) Management. During the past five year period, no current or former officer or director or, to the knowledge of the Target, no current ten percent (10%) or greater equity holder of any Target Company has been the subject of:

(i) a petition under bankruptcy laws or any other insolvency or moratorium law or the appointment by a court of a receiver, fiscal agent or similar officer for such Person, or any partnership in which such Person was a general partner at or within two years before the filing of such petition or such appointment, or any corporation or business association of which such Person was an executive officer at or within two years before the time of the filing of such petition or such appointment;

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(ii) a conviction in a criminal Proceeding or a named subject of a pending criminal Proceeding (excluding traffic violations that do not relate to driving while intoxicated or driving under the influence);

(iii) any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining any such Person from, or otherwise limiting, the following activities:

(A) Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the United States Commodity Futures Trading Commission or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

(B) Engaging in any particular type of business practice; or

(C) Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of securities laws or commodities laws;

(iv) any order, judgment or decree, not subsequently reversed, suspended or vacated, of any authority barring, suspending or otherwise limiting for more than sixty (60) days the right of any such Person to engage in any activity described in the preceding sub paragraph, or to be associated with Persons engaged in any such activity;

(v) a finding by a court of competent jurisdiction in a civil Action or by the SEC or other authority to have violated any securities law, regulation or decree and the judgment in such civil Action or finding by the SEC or any other authority has not been subsequently reversed, suspended or vacated; or

(vi) a finding by a court of competent jurisdiction in a civil Action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil Action or finding has not been subsequently reversed, suspended or vacated.

(k) No Disagreements with Accountants and Lawyers. There are no material disagreements of any kind presently existing, or reasonably anticipated by the Target to arise, between the Target and the accountants and lawyers formerly or presently employed by the Target Companies and the Target Companies are current with respect to any fees owed to their accountants and lawyers which could affect the Target’s ability to perform any of its obligations under any of the Transaction Documents. In addition, on or prior to the date hereof, the Target had discussions with its accountants about its financial statements. Based on those discussions, the Target has no reason to believe that it will need to restate any such financial statements or any part thereof.

(l) Cybersecurity. The Target Companies’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Target Companies as currently conducted, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants that would reasonably be expected to have a Target Material Adverse Effect. The Target Companies have implemented and maintained commercially reasonable physical, technical and administrative controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data, including “Personal Data,” used in connection with their businesses. “Personal Data” means (i) a natural person’s name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number; (ii) any information which would qualify as “personally identifying information” under the Federal Trade Commission Act, as amended; (iii) “personal data” as defined by the European Union General Data Protection Regulation (“GDPR”) (EU 2016/679); (iv) any information which would qualify as “protected health information” under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively, “HIPAA”); and (v) any other piece of information that allows the identification of such natural person, or his or her family, or permits the collection or analysis of any data related to an identified person’s health or sexual orientation. There have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other person or such,

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nor any incidents under internal review or investigations relating to the same except in each case, where such would not, either individually or in the aggregate, reasonably be expected to result in a Target Material Adverse Effect. The Target Companies are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification except in each case, where such would not, either individually or in the aggregate, reasonably be expected to result in a Target Material Adverse Effect.

(m) Compliance with Data Privacy Laws. The Target Companies are, and since January 1, 2018 have been, in compliance with all applicable state and federal data privacy and security laws and regulations, including without limitation HIPAA, and the Target Companies have taken commercially reasonable actions to prepare to comply with, and since May 25, 2018, has been and currently are in compliance with, the GDPR (EU 2016/679) (collectively, the “Privacy Laws”) except in each case, where such would not, either individually or in the aggregate, reasonably be expected to result in a Target Material Adverse Effect. To ensure compliance with the Privacy Laws, the Target Companies have in place, comply with, and take appropriate steps reasonably designed to ensure compliance in all material respects with their policies and procedures relating to data privacy and security and the collection, storage, use, disclosure, handling, and analysis of Personal Data (the “Policies”). The Target Companies have at all times made all disclosures to users or customers required by applicable laws and regulatory rules or requirements, and none of such disclosures made or contained in any Policy have, to the knowledge of the Target, been inaccurate or in violation of any applicable laws and regulatory rules or requirements in any material respect. The Target further certifies that the Target Companies: (i) have not received notice of any actual or potential liability under or relating to, or actual or potential violation of, any of the Privacy Laws, and has no knowledge of any event or condition that would reasonably be expected to result in any such notice; (ii) are not currently conducting or paying for, in whole or in part, any investigation, remediation, or other corrective action pursuant to any Privacy Law; and (iii) are not a party to any order, decree, or agreement that imposes any obligation or liability under any Privacy Law.

(n) Bank Holding Company Act. The Target Companies are not subject to the Bank Holding Company Act of 1956, as amended (the “BHCA”) and to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). The Target Companies do not own or control, directly or indirectly, five percent (5%) or more of the outstanding shares of any class of voting securities or twenty-five percent (25%) or more of the total equity of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve. The Target Companies do not exercise a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.

(o) Other Covered Persons. Other than the Placement Agent and certain Affiliates of the Company, the Target is not aware of any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Securities.

(p) Disclosure. The information and materials previously provided by or on behalf of the Target to each Purchaser (if any) (the “Investment Materials”) in connection with the offer and sale of the Securities, have been prepared in a good faith effort by the Target to describe the Target Companies’ present and proposed products, and projected growth of the Target Companies and do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading, except that with respect to assumptions, projections and expressions of opinion or predictions contained in the Due Diligence Materials, the Target represents only that such assumptions, projections, expressions of opinion and predictions were made in good faith and that the Target believes there is a reasonable basis therefor. The Target acknowledges and agrees that no Purchaser makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3.2. Notwithstanding the foregoing, the Target Companies make no representation, warranty or covenant with respect to any information supplied by or on behalf of the Company, the Purchasers or its or their respective Affiliates.

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ARTICLE 4

OTHER AGREEMENTS OF THE PARTIES

4.1 Transfer Restrictions.

(a) The Securities may only be disposed of in compliance with state and federal securities laws. In connection with any transfer of Securities other than pursuant to an effective registration statement or Rule 144, to the Company or to an Affiliate of a Purchaser or in connection with a pledge as contemplated in Section 4.1(b), the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act. As a condition of transfer, any such transferee shall agree in writing to be bound by the terms of this Agreement and the Registration Rights Agreement and shall have the rights and obligations of a Purchaser under this Agreement and the Registration Rights Agreement.

(b) The Purchasers agree to the imprinting, so long as is required by this Section 4.1, of a legend on any of the Securities in the following form:

NEITHER THIS SECURITY NOR THE SECURITIES INTO WHICH THIS SECURITY IS CONVERTIBLE HAS BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY AND THE SECURITIES ISSUABLE UPON CONVERSION OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

The Company acknowledges and agrees that a Purchaser may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Securities to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and who agrees to be bound by the provisions of this Agreement and, if required under the terms of such arrangement, such Purchaser may transfer pledged or secured Securities to the pledgees or secured parties; provided, however, that, as a prerequisite to such pledge, such Purchaser shall (x) provide notice to the Company of such pledge or transfer at least five (5) Business Days prior thereto and (y) cause to be delivered to the Company customary legal opinions of legal counsel of the pledgee, secured party and pledgor as shall be reasonably requested by the Company in connection therewith. Thereafter, at the appropriate Purchaser’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Securities may reasonably request in connection with a pledge or transfer of the Securities, including, if the Securities are subject to registration pursuant to the Registration Rights Agreement, the preparation and filing of any required prospectus supplement under Rule 424(b) under the Securities Act or other applicable provision of the Securities Act to appropriately amend the list of Selling Stockholders (as defined in the Registration Rights Agreement) thereunder.

(c) Certificates (or reasonable evidence of issuance by book entry, as applicable) evidencing the Underlying Shares shall not contain any legend (including the legend set forth in Section 4.1(b) hereof): (i) while a registration statement (including the Registration Statement) covering the resale of such security is effective under the Securities Act, (ii) following any sale of such Underlying Shares pursuant to Rule 144 or (iii) as otherwise provided in the Certificate of Designation. The Company shall cause its counsel to issue a legal opinion to the Transfer Agent or the Purchaser promptly after the Effective Date if required by the Transfer Agent to effect the removal of the legend hereunder, or if requested by a Purchaser, respectively. If all or any shares of Preferred Stock are converted or any portion of a Warrant is exercised at a time when there is an effective registration statement to cover the resale of the Underlying Shares, or if such Underlying Shares may be sold under Rule 144 and the Company is then in compliance with the

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current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), or if the Underlying Shares may be sold under Rule 144 without the requirement for the Company to be in compliance with the current public information required under required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable) as to such Underlying Shares and without volume or manner-of-sale restrictions or if such legend is not otherwise required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission) or as provided in the Certificate of Designation or Warrants, then such Underlying Shares shall be issued free of all legends. The Company agrees that following the Effective Date or at such time as such legend is no longer required under this Section 4.1(c), it will, no later than the number of Trading Days comprising the Standard Settlement Period (as defined below) following the delivery by a Purchaser to the Company or the Transfer Agent of a certificate (or reasonable evidence of issuance by book entry, as applicable) representing Underlying Shares, as applicable, issued with a restrictive legend (such date, the “Legend Removal Date”), deliver or cause to be delivered to such Purchaser a certificate (or reasonable evidence of issuance by book entry, as applicable) representing such shares that is free from all restrictive and other legends. The Company may not make any notation on its records or give instructions to the Transfer Agent that enlarge the restrictions on transfer set forth in this Section 4.1. Certificates for Underlying Shares subject to legend removal hereunder shall be transmitted by the Transfer Agent to the Purchaser by crediting the account of the Purchaser’s prime broker with the Depository Trust Company System as directed by such Purchaser. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the Class A Common Stock as in effect on the date of delivery of a certificate (or reasonable evidence of issuance by book entry, as applicable) representing Underlying Shares, as applicable, issued with a restrictive legend.

(d) Each Purchaser, severally and not jointly with the other Purchasers, agrees with the Company that such Purchaser will sell any Securities pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and that if Securities are sold pursuant to a Registration Statement, they will be sold in compliance with the plan of distribution set forth therein, and acknowledges that the removal of the restrictive legend from certificates (or reasonable evidence of issuance by book entry, as applicable) representing Securities as set forth in this Section 4.1 is predicated upon the Company’s reliance upon this understanding.

4.2 Acknowledgment of Dilution. The Company acknowledges that the issuance of the Securities may result in dilution of the outstanding shares of Class A Common Stock, which dilution may be substantial under certain market conditions. The Company further acknowledges that its obligations under the Transaction Documents, including, without limitation, its obligation to issue the Underlying Shares pursuant to the Transaction Documents, are unconditional and absolute and not subject to any right of set off, counterclaim, delay or reduction, regardless of the effect of any such dilution or any claim the Company may have against any Purchaser and regardless of the dilutive effect that such issuance may have on the ownership of the other stockholders of the Company.

4.3 Furnishing of Information; Public Information. Until the time that no Purchaser owns Securities, the Company shall use commercially reasonable efforts to maintain the registration of the Class A Common Stock under Section 12(b) or 12(g) of the Exchange Act and to timely file (without giving effect to any extensions pursuant to Rule 12b-25 of the Exchange Act or any other applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act even if the Company is not then subject to the reporting requirements of the Exchange Act.

4.4 Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities or that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market such that it would require stockholder approval prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction.

4.5 Conversion and Exercise Procedures. Each of the form of Notice of Exercise included in the Warrants and the form of Notice of Conversion included in the Certificate of Designation set forth the totality of the procedures required of the Purchasers in order to exercise the Warrants or convert the Preferred Stock. Without limiting the preceding sentences, no ink-original Notice of Exercise or Notice of Conversion shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise or Notice of Conversion form be required in order to exercise the Warrants or convert the Preferred Stock. No additional legal opinion, other

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information or instructions shall be required of the Purchasers to exercise their Warrants or convert their Preferred Stock. The Company shall honor exercises of the Warrants and conversions of the Preferred Stock and shall deliver Underlying Shares in accordance with the terms, conditions and time periods set forth in the Transaction Documents.

4.6 Securities Laws Disclosure; Publicity. The Company shall (a) by the Disclosure Time, issue a press release disclosing the material terms of the transactions contemplated hereby, and (b) file a Current Report on Form 8-K, including the Transaction Documents and the Investor Presentation as exhibits thereto, with the Commission within the time required by the Exchange Act. From and after the issuance of such press release and filing of such Current Report on Form 8-K, the Company represents to the Purchasers that it shall have publicly disclosed all material, non-public information delivered to any of the Purchasers by the Company, the Target or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents. The Company and each Purchaser shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and neither the Company nor any Purchaser shall issue any such press release nor otherwise make any such public statement without the prior consent of the Company, with respect to any press release of any Purchaser, or without the prior consent of each Purchaser, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication. Notwithstanding the foregoing, neither the Company nor the Target shall publicly disclose the name of any Purchaser, or include the name of any Purchaser in any filing with the Commission or any regulatory agency or Trading Market, without the prior written consent of such Purchaser (not to be unreasonably withheld, delayed or conditioned), except (a) as required by federal securities law or requested by the staff of the Commission in connection with (i) any filings in connection with the Business Combination, (ii) any registration statement contemplated by the Registration Rights Agreement and (iii) the filing of final Transaction Documents with the Commission and (b) to the extent such disclosure is required by law or Trading Market regulations, in which case the Company shall provide the Purchasers with prior notice of such disclosure permitted under this clause (b).

4.7 Stockholder Rights Plan. No claim will be made or enforced by the Company or, with the consent of the Company, any other Person, that any Purchaser is an “Acquiring Person” under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or similar anti-takeover plan or arrangement in effect or hereafter adopted by the Company, or that any Purchaser could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Securities under the Transaction Documents or under any other agreement between the Company and the Purchasers.

4.8 Non-Public Information. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents and information contained in the Investor Presentation, which shall be disclosed pursuant to Section 4.6, the Company covenants and agrees that neither it, nor any other Person acting on its behalf will provide any Purchaser or its agents or counsel with any information that constitutes, or the Company reasonably believes constitutes, material non-public information, unless prior thereto such Purchaser shall have consented to the receipt of such information and agreed with the Company to keep such information confidential. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company. To the extent that the Company or any of its officers, director, agents, employees or Affiliates delivers any material, non-public information to a Purchaser without such Purchaser’s consent, the Company hereby covenants and agrees that such Purchaser shall not have any duty of trust or confidentiality to the Company or any of its officers, directors, agents, employees or Affiliates, or a duty to the Company or any of its respective officers, directors, agents, employees or Affiliates not to trade while aware of, such material, non-public information, provided that the Purchaser shall remain subject to applicable law. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company or the Target, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 8-K. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenants and the covenants set forth in Section 4.6 hereof in effecting transactions in securities of the Company.

4.9 Use of Proceeds. The Company shall use the net proceeds from the sale of the Securities hereunder for general corporate and working capital purposes.

4.10 Indemnification.

(a) Subject to the provisions of this Section 4.10, the Company will indemnify and hold (i) each Purchaser and its directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally

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equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a “Purchaser Party”) and (ii) the Target and its directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls the Target (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a “Target Party”), harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Purchaser Party or Target Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents or (b) any Action or Proceeding instituted against the Purchaser Parties or Target Parties in any capacity, or any of them or their respective Affiliates, by any equity holder of the Company who is not an Affiliate of such Purchaser Party or Target Party (as applicable), with respect to any of the transactions contemplated by the Transaction Documents (unless such Action or Proceeding is primarily based upon a material breach of such Purchaser Party’s or Target Party’s (as applicable) representations, warranties or covenants under the Transaction Documents or any agreements or understandings such Purchaser Party or Target Party (as applicable) may have with any such stockholder or any violations by such Purchaser Party or Target Party (as applicable) of state or federal securities laws or any conduct by such Purchaser Party or Target Party (as applicable) which is finally judicially determined to constitute fraud, gross negligence or willful misconduct).

(b) Subject to the provisions of this Section 4.10, the Target will indemnify and hold (i) each Purchaser Party and (ii) the Company, and its directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a “Company Party”), harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Purchaser Party or Company Party (as applicable) may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by the Target in this Agreement or in the other Transaction Documents or (b) any Action or Proceeding instituted against the Purchaser Parties or Company Parties (as applicable) in any capacity, or any of them or their respective Affiliates, by any equity holder of the Target who is not an Affiliate of such Purchaser Party or Company Party (as applicable), with respect to any of the transactions contemplated by the Transaction Documents (unless such Action or Proceeding is primarily based upon a material breach of such Purchaser Party’s or Company Party’s (as applicable) representations, warranties or covenants under the Transaction Documents or any agreements or understandings such Purchaser Party or Company Party (as applicable) may have with any such stockholder or any violations by such Purchaser Party or Company Party (as applicable) of state or federal securities laws or any conduct by such Purchaser Party or Company Party (as applicable) which is finally judicially determined to constitute fraud, gross negligence or willful misconduct).

(c) Subject to the provisions of this Section 4.10, each Purchaser will, severally and not jointly, indemnify and hold (i) each Company Party and (ii) each Target Party, harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Purchaser Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by such Purchaser in this Agreement or in the other Transaction Documents or (b) any Action or Proceeding instituted against the Company Parties or Target Parties in any capacity, or any of them or their respective Affiliates, by any equity holder of such Purchaser who is not an Affiliate of such Company Party or Target Party (as applicable), with respect to any of the transactions contemplated by the Transaction Documents (unless such Action or Proceeding is primarily based upon a material breach of such Company Party’s or Target Party’s (as applicable) representations, warranties or covenants under the Transaction Documents or any agreements or understandings such Company Party or Target Party

Annex H-22

may have with any such stockholder or any violations by such Company Party or Target Party (as applicable) of state or federal securities laws or any conduct by such Company Party or Target Party (as applicable) which is finally judicially determined to constitute fraud, gross negligence or willful misconduct).

(d) If any Action or Proceeding shall be brought against any Person in respect of which indemnity may be sought pursuant to this Agreement, such Person (the “Indemnified Party”) shall promptly notify the Person against whom such indemnity may be sought (the “Indemnifying Party”) in writing, and the Indemnifying Party shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Indemnified Party. Any Indemnified Party shall have the right to employ separate counsel in any such Action or Proceeding and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party except to the extent that (i) the employment thereof has been specifically authorized by the Indemnifying Party in writing, (ii) the Indemnifying Party has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such Action or Proceeding there is, in the reasonable opinion of counsel, a material conflict on any material issue between the position of the Indemnifying Party and the position of such Indemnified Party, in which case the Indemnifying Party shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The Indemnifying Party shall not be liable for any settlement of any Proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Party agrees to indemnify the Indemnified Party from and against any loss or liability by reason of such settlement or judgment. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending or threatened Proceeding in respect of which any Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding.

4.11 Reservation and Listing of Securities.

(a) Commencing on the Closing Date, the Company shall maintain a reserve of the Required Minimum from its duly authorized shares of Class A Common Stock for issuance pursuant to the Transaction Documents in such amount as may then be required to fulfill its obligations in full under the Transaction Documents.

(b) If, on any date following the Closing Date, the number of authorized but unissued (and otherwise unreserved) shares of Class A Common Stock is less than 100% of (i) the Required Minimum on such date, minus (ii) the number of shares of Class A Common Stock previously issued pursuant to the Transaction Documents, then the Board of Directors shall use commercially reasonable efforts to amend the Company’s certificate or articles of incorporation to increase the number of authorized but unissued shares of Class A Common Stock to at least the Required Minimum at such time (minus the number of shares of Class A Common Stock previously issued pursuant to the Transaction Documents), as soon as possible and in any event not later than the 75th day after such date, provided that the Company will not be required at any time to authorize a number of shares of Class A Common Stock greater than the maximum remaining number of shares of Class A Common Stock that could possibly be issued after such time pursuant to the Transaction Documents.

(c) The Company shall, as applicable: (i) promptly after the Closing Date and in connection with the registration with the Commission of the Underlying Shares, in the manner required by the principal Trading Market, prepare and file with such Trading Market an additional shares listing application covering a number of shares of Class A Common Stock at least equal to the Required Minimum on the date of such application, (ii) take all steps reasonably necessary to cause such shares of Class A Common Stock to be approved for listing or quotation on such Trading Market as soon as practicable thereafter and to provide to the Purchasers evidence of such listing or quotation and (iii) use commercially reasonable efforts to maintain the listing or quotation of such Class A Common Stock on any date at least equal to the Required Minimum on such date on such Trading Market or another Trading Market. The Company agrees to maintain the eligibility of the Class A Common Stock for electronic transfer through the Depository Trust Company or another established clearing corporation, including, without limitation, by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.

(d) At the extraordinary general meeting of shareholders of the Company to be held to obtain shareholder approval of inter alia the Business Combination, the Company shall present to its shareholders a proposal providing for the approval of the issuance of all of the Securities in compliance with the rules and regulations of the principal Trading Market (without regard to any limitation on conversion or exercise thereof), with the recommendation of the Company’s Board of Directors that such proposal be approved, and the Company shall solicit proxies from its

Annex H-23

shareholders in connection therewith in the same manner as all other management proposals in such proxy statement and all management-appointed proxyholders shall vote their proxies in favor of such proposal.

4.12 Equal Treatment of Purchasers. No consideration (including any modification of any Transaction Document) shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of the Transaction Documents unless the same consideration is also offered to all of the parties to the Transaction Documents. For clarification purposes, this provision constitutes a separate right granted to each Purchaser by the Company and negotiated separately by each Purchaser, and is intended for the Company to treat the Purchasers as a class and shall not in any way be construed as the Purchasers acting in concert or as a group with respect to the purchase, disposition or voting of Securities or otherwise.

4.13 Certain Transactions and Confidentiality. Each Purchaser, severally and not jointly with the other Purchasers, covenants that neither it, nor any Affiliate acting on its behalf or pursuant to any understanding with it will execute any purchases or sales of any of the Company’s securities during the period commencing with the execution of this Agreement and ending at such time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.6. Each Purchaser, severally and not jointly with the other Purchasers, covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company pursuant to the initial press release and the Current Report on Form 8-K as described in Section 4.6, such Purchaser will maintain the confidentiality of the existence and terms of this transaction. Notwithstanding the foregoing, and notwithstanding anything contained in this Agreement to the contrary, the Company expressly acknowledges and agrees that, (i) no Purchaser makes any representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of the Company after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release and Current Report on Form 8-K as described in Section 4.6 and (ii) no Purchaser shall be restricted or prohibited from effecting any transactions in any securities of the Company in accordance with applicable securities laws from and after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release and Current Report on Form 8-K as described in Section 4.6. Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement.

4.14 Blue Sky Filings. The Company shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to qualify the Securities for, sale to the Purchasers at the Closing under applicable securities or “Blue Sky” laws of the states of the United States, and shall provide evidence of such actions promptly upon request of any Purchaser.

4.15 Lock-up Agreements. The Company shall at no time enter into, or allow, any amendment to or modification of the Insider Letter or any lock-up or similar agreement entered into with any of the stockholders of the Company or any other Person or directly or indirectly waive or release any such Person subject to any of the foregoing from any of the restrictions imposed therein (including by shortening any applicable lock-up period). If any party to the Insider Letter or any lock-up or similar agreement breaches any provision of Insider Letter, lock-up or similar agreement, the Company shall promptly use its best efforts to seek specific performance of the terms of such Insider Letter or such other lock-up or similar agreement.

4.16 Additional Covenants. Until the Closing Date, the Target hereby covenants to each Purchaser such covenants set forth in the Business Combination Agreement as if such covenants were incorporated by reference into this Agreement, mutatis mutandis. For the avoidance of doubt, this Section 4.16 shall not relieve the Company and/or any of its subsidiaries of any of its obligations pursuant to this ARTICLE 4 with respect to the Company and/or any of its subsidiaries or any of their respective securities, as applicable.

4.17 Other Agreements. None of the Company, the Sponsor, the Target or any of their respective Affiliates shall enter into any subscription agreement, side letter or other agreement with any Purchaser or any other investor in connection with such Purchaser’s or investor’s direct or indirect investment in the Company as a result of which such other Purchaser or investor may purchase Securities at a price per Security less than the price per Security paid by the Purchasers in connection with the Closing or on other terms (economic or otherwise) materially more favorable to such other Purchaser or other investor than those set forth in the Transaction Documents.

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ARTICLE 5

MISCELLANEOUS

5.1 Termination. This Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect hereof, upon the earlier to occur of (a) the mutual written agreement of the parties hereto to terminate this Agreement, or (b) the termination (for any reason) of the Business Combination Agreement by any party to the same. Additionally, (i) the Company may terminate this Agreement with respect to any Purchaser if any of the conditions set forth in Section 2.3(a) applicable to such Purchaser shall have become incapable of fulfillment, and shall not have been waived by the Company; and (ii) any Purchaser may terminate this Agreement (with respect to itself only) if (X) any of the conditions set forth in Section 2.3(b) shall have become incapable of fulfillment, and shall not have been waived by such Purchaser or (Y) the Closing shall not have occurred on or prior to the Outside Date (as defined in the Business Combination Agreement). Notwithstanding the foregoing, nothing herein will relieve any party from liability for any intentional breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach; provided, that in the event that the Business Combination Agreement is ever terminated by the Company and/or the Target for any reason, each of the Purchasers hereby agrees not to indirectly assert a claim against the Target by funding the Company or any other party to assert any such claim.

5.2 Fees and Expenses. At, or prior to, the Closing, the Target shall reimburse Inflection Point Holdings LLC for any reasonable and documented fees and out-of-pocket expenses, if any, incurred during the period commencing on the date hereof through the Closing in connection with the closing of the transactions contemplated hereby. Except as expressly set forth in Schedule 5.2 or in the Transaction Documents, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement and the Transaction Documents. The Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company and any conversion notice delivered by a Purchaser), stamp taxes and other taxes and duties levied in connection with the delivery of any Securities to the Purchasers.

5.3 Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

5.4 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the time of transmission, if such notice or communication is delivered via facsimile at the facsimile number or email attachment at the e-mail address as set forth on the signature pages attached hereto at or prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the time of transmission, if such notice or communication is delivered via facsimile or email attachment at the facsimile number or e-mail address as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto.

5.5 Amendments; Waivers. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company, the Target and the Purchaser or a group of Purchasers which purchased at least a majority in interest of the Preferred Stock based on the initial Subscription Amounts hereunder or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought, provided that if any amendment, modification or waiver disproportionately and adversely impacts a Purchaser (or group of Purchasers), the consent of such disproportionately impacted Purchaser (or group of Purchasers) shall also be required. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right. Any proposed amendment or waiver that disproportionately, materially and adversely affects the rights and obligations of any Purchaser relative to the comparable rights and obligations of the other Purchasers shall require the prior written consent of such adversely

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affected Purchaser. Any amendment effected in accordance with this Section 5.5 shall be binding upon each Purchaser and holder of Securities, the Target and the Company. The Company shall give prompt notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination, or waiver effected in accordance with this Section 5.5.

5.6 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. Neither the Company nor the Target may assign this Agreement or any rights or obligations hereunder without the prior written consent of the other and each Purchaser (other than by merger). Any Purchaser may assign any or all of its rights under this Agreement to any Person to whom such Purchaser assigns or transfers any Securities, provided that such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to the “Purchasers.”

5.8 No Third-Party Beneficiaries. The Placement Agent shall be the third party beneficiary of the representations and warranties of the Company in Section 3.1 hereof and with respect to the representations and warranties of the Purchasers in Section 3.2 hereof. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 4.10 and this Section 5.8.

5.9 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents (other than the Certificate of Designation, which shall be governed by Delaware law) shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (other than the Certificate of Designation) (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents, other than the Certificate of Designation), and hereby irrevocably waives, and agrees not to assert in any Action or Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such Action or Proceeding is improper or is an inconvenient venue for such Proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such Action or Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party shall commence an Action or Proceeding to enforce any provisions of the Transaction Documents, then, in addition to the obligations of the parties under Section 4.10, the prevailing party in such Action or Proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Action or Proceeding.

5.10 Survival. The representations and warranties contained herein shall survive the Closing and the delivery of the Securities.

5.11 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

5.12 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to

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achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5.13 Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) any of the other Transaction Documents, whenever any Purchaser exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then such Purchaser may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights; provided, however, that, in the case of (x) a rescission of a conversion of the Preferred Stock, the applicable Purchaser shall be required to return any shares of Class A Common Stock subject to any such rescinded conversion or (y) a recission of an exercise of a Warrant, the applicable Purchaser shall be required to return any shares of Class A Common Stock subject to any exercise notice concurrently with the return to such Purchaser of the aggregate exercise price paid to the Company for such shares and the restoration of such Purchaser’s right to acquire such shares pursuant to such Purchaser’s Warrant (including, issuance of a replacement warrant certificate evidencing such restored right).

5.14 Replacement of Securities. If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction. The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement Securities.

5.15 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Purchasers and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any Action for specific performance of any such obligation the defense that a remedy at law would be adequate.

5.16 Payment Set Aside. To the extent that the Company makes a payment or payments to any Purchaser pursuant to any Transaction Document or a Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

5.17 Usury. To the extent it may lawfully do so, the Company hereby agrees not to insist upon or plead or in any manner whatsoever claim, and will resist any and all efforts to be compelled to take the benefit or advantage of, usury laws wherever enacted, now or at any time hereafter in force, in connection with any Action or Proceeding that may be brought by any Purchaser in order to enforce any right or remedy under any Transaction Document. Notwithstanding any provision to the contrary contained in any Transaction Document, it is expressly agreed and provided that the total liability of the Company under the Transaction Documents for payments in the nature of interest shall not exceed the maximum lawful rate authorized under applicable law (the “Maximum Rate”), and, without limiting the foregoing, in no event shall any rate of interest or default interest, or both of them, when aggregated with any other sums in the nature of interest that the Company may be obligated to pay under the Transaction Documents exceed such Maximum Rate. It is agreed that if the maximum contract rate of interest allowed by law and applicable to the Transaction Documents is increased or decreased by statute or any official governmental action subsequent to the date hereof, the new maximum contract rate of interest allowed by law will be the Maximum Rate applicable to the Transaction Documents from the effective date thereof forward, unless such application is precluded by applicable law. If under any circumstances whatsoever, interest in excess of the Maximum Rate is paid by the Company to any Purchaser with respect to indebtedness evidenced by the Transaction Documents, such excess shall be applied by such Purchaser to the unpaid principal balance of any such indebtedness or be refunded to the Company, the manner of handling such excess to be at such Purchaser’s election.

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5.18 Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance or non-performance of the obligations of any other Purchaser under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Purchaser pursuant hereto or thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Purchaser shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any Proceeding for such purpose. Each Purchaser has been represented by its own separate legal counsel in its review and negotiation of the Transaction Documents. The Company has elected to provide all Purchasers with the same terms and Transaction Documents for the convenience of the Company and not because it was required or requested to do so by any of the Purchasers. It is expressly understood and agreed that each provision contained in this Agreement and in each other Transaction Document is between the Company, the Target and a Purchaser, solely, and not between the Company, the Target and the Purchasers collectively and not between and among the Purchasers.

5.19 Liquidated Damages. The Company’s obligations to pay any partial liquidated damages or other amounts owing under the Transaction Documents is a continuing obligation of the Company and shall not terminate until all unpaid partial liquidated damages and other amounts have been paid notwithstanding the fact that the instrument or security pursuant to which such partial liquidated damages or other amounts are due and payable shall have been canceled.

5.20 Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

5.21 Construction. The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. In addition, each and every reference to share prices and shares of Class A Common Stock in any Transaction Document shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Class A Common Stock that occur after the date of this Agreement. In this Agreement, unless the context otherwise requires: (i) whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; and (iii) the words “herein”, “hereto” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular portion of this Agreement.

5.22 Trust Account Waiver. Each Purchaser hereby acknowledges that, as described in the Company’s prospectus relating to its initial public offering (the “IPO”) dated September 21, 2021 available at www.sec.gov, the Company has established a trust account (the “Trust Account”) containing the proceeds of the IPO and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company, its public shareholders and certain other parties. For and in consideration of the Company entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Purchaser on behalf of itself and each of its affiliates and subsidiaries, and each of its and their employees, agents, representatives and any other person or entity acting on its and their behalf hereby (a) agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and shall not make any claim against the Trust Account, arising out or as a result of, in connection with or relating in any way to this Agreement, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), (b) irrevocably waives any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of, this Agreement, and (c) agrees that it will not seek recourse against the Trust Account as a result of, in connection with or relating in any way to this Agreement; provided, however, that nothing in this Section 5.22 shall be deemed to limit such Purchaser’s right to distributions from the Trust Account

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in accordance with the Company’s memorandum and articles of association in respect of any redemptions by such Purchaser in respect of shares of Class A Common Stock acquired by any means other than pursuant to this Agreement.

5.23 NO LIABILITY UPON GOOD FAITH TERMINATION. OTHER THAN WITH RESPECT TO ANY LIABILITIES ARISING PURSUANT TO SECTION 4.10 AND/OR SECTION 5.2 ABOVE, NONE OF THE COMPANY, TARGET, ANY OF THEIR AFFILIATES, OR ANY OTHER PARTY TO THE BUSINESS COMBINATION AGREEMENT, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EQUITYHOLDERS, MANAGERS, MEMBERS, ADVISORS OR LEGAL COUNSEL SHALL HAVE ANY LIABILITY (INCLUDING, BUT NOT LIMITED TO, AS A RESULT OF POTENTIAL LOST PROFITS AND OPPORTUNITIES) TO ANY PURCHASER AS A RESULT OF THE TERMINATION OF THIS AGREEMENT AS A RESULT OF THE GOOD FAITH TERMINATION OF THE BUSINESS COMBINATION AGREEMENT BECAUSE OF A FAILURE OF A CLOSING CONDITION TO BE MET (SOLELY TO THE EXTENT SUCH FAILURE IS OUTSIDE OF THE CONTROL OF THE TARGET OR THE COMPANY, BUT REGARDLESS OF WHETHER THE BUSINESS COMBINATION AGREEMENT IS TERMINATED BY THE COMPANY OR TARGET).

5.24 WAIVER OF JURY TRIAL. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

(Signature Pages Follow)

Annex H-29

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Inflection Point ACQUISITION CORP.		Address for Notice:
34 East 51st Street, 5th Floor
By:	/s/ Michael Blitzer	New York, New York 10022
Name:	Michael Blitzer
Title:	Co-Chief Executive Officer	Email:
With a copy to (which shall not constitute notice):
White & Case LLP 1221 Avenue of the Americas New York, New York 10020
Attn: Joel L. Rubinstein
Email:

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SIGNATURE PAGE FOR TARGET FOLLOWS]

[COMPANY SIGNATURE PAGES TO INFLECTION POINT ACQUISITION CORP. SPA]

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IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

INTUITIVE MACHINES, LLC		Address for Notice:
Intuitive Machines, LLC
By:	/s/ Stephen J. Altemus	3700 Bay Area Blvd.
Name:	Stephen J. Altemus	Houston, TX 77058
Title:	President & CEO
Email:
With a copy to (which shall not constitute notice):
Latham & Watkins LLP 555 Eleventh Street, NW, Suite 1000 Washington, D.C. 20004-1304 Attn: Rachel W. Sheridan; Nick S. Dhesi Email:

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SIGNATURE PAGE FOR PURCHASERS FOLLOWS]

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IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: KINGSTOWN 1740 FUND L.P.

Signature of Authorized Signatory of Purchaser: /s/ Michael Blitzer

Name of Authorized Signatory: Michael Blitzer

Title of Authorized Signatory: Managing Member

Email Address of Authorized Signatory:

Address for Notice to Purchaser:

Address for Delivery of Securities to Purchaser (if not same as address for notice):

Subscription Amount: $21,000,000

Shares of Preferred Stock: 21,000

Warrant Shares: 437,500

Beneficial Ownership Blocker ☐ 4.99% or X 9.99%

EIN Number:

[SIGNATURE PAGES CONTINUE]

[PURCHASER SIGNATURE PAGES TO INFLECTION POINT ACQUISITION CORP. SPA]

Annex H-32

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: GHAFFARIAN ENTERPRISES, LLC

Signature of Authorized Signatory of Purchaser: /s/ Matthew J. Yetman

Name of Authorized Signatory: Matthew J. Yetman

Title of Authorized Signatory: Manager

Email Address of Authorized Signatory:

Address for Notice to Purchaser:

Address for Delivery of Securities to Purchaser (if not same as address for notice):

Subscription Amount: $5,000,000

Shares of Preferred Stock: 5,000

Warrant Shares: 104,167

Beneficial Ownership Blocker ☐ 9.99%

EIN Number:

[PURCHASER SIGNATURE PAGES TO INFLECTION POINT ACQUISITION CORP. SPA]

Annex H-33

EXHIBIT A

Form of Certificate of Designation

INTUITIVE MACHINES, INC.
CERTIFICATE OF DESIGNATION OF PREFERENCES,
RIGHTS AND LIMITATIONS
OF
10.0% SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK

PURSUANT TO SECTION 151(g) OF THE
DELAWARE GENERAL CORPORATION LAW

The undersigned, [•], does hereby certify that:

1.           He is the [•] of Intuitive Machines, Inc., a Delaware corporation (the “Corporation”).

2.           The Corporation is authorized to issue [•] shares of preferred stock, none of which have been issued.

3.           The following resolutions were duly adopted by the board of directors of the Corporation (the “Board of Directors”):

WHEREAS, the certificate of incorporation of the Corporation provides for a class of its authorized stock known as preferred stock, consisting of [•] shares, $0.0001 par value per share, issuable from time to time in one or more series;

WHEREAS, the Board of Directors is authorized to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of preferred stock and the number of shares constituting any series and the designation thereof, of any of them; and

WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to fix the rights, preferences, restrictions and other matters relating to a series of the preferred stock, which shall consist of, except as otherwise set forth in the Purchase Agreement, up to [•] shares of the preferred stock which the Corporation has the authority to issue, as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issuance of a series of preferred stock for cash or exchange of other securities, rights or property and does hereby fix and determine the rights, preferences, restrictions and other matters relating to such series of preferred stock as follows:

TERMS OF 10.0% SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK

Section 1.   Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Accrued Dividend” shall have the meaning set forth in Section 3(a).

“Accrued Value” means, as of any date, with respect to each share of Preferred Stock as of the determination date, the sum, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock, of (i) the Stated Value per share of Preferred Stock, plus (ii) the aggregate amount of any accrued PIK Dividends on such share of Preferred Stock as of such date, plus (iii) on each Semi-Annual Dividend Date and on a cumulative basis, an additional amount equal to the dollar value of all Cash Dividends and Securities Dividends that have accrued on such share pursuant to Section 3(a), whether or not declared, but that have not, as of such date, been added to the Accrued Value.

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 of the Securities Act.

“Alternate Consideration” shall have the meaning set forth in Section 7(e).

“Annual Rate” means 10.0% per annum of the Preferred Stock Liquidation Amount.

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“Applicable Price” shall have the meaning set forth in Section 7(b).

“Attribution Parties” shall have the meaning set forth in Section 6(d).

“Available Proceeds” shall have the meaning set forth in Section 5(c)(ii).

“Beneficial Ownership Limitation” shall have the meaning set forth in Section 6(d).

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

“Buy-In” shall have the meaning set forth in Section 6(c)(iv).

“Cash Dividend” shall have the meaning set forth in Section 3(a).

“CEF Agreement” means that certain Common Stock Purchase Agreement, dated as of September 16, 2022, by and between the Corporation and CF Principal Investments LLC.

“Class A Common Stock” means the Class A common stock, par value $0.0001 per share, of the Corporation and stock of any other class of securities into which such securities may hereafter be reclassified or changed.

“Class B Common Stock” means the Class B common stock, par value $0.0001 per share, of the Corporation and stock of any other class of securities into which such securities may hereafter be reclassified or changed.

“Class C Common Stock” means the Class C common stock, par value $0.0001 per share, of the Corporation and stock of any other class of securities into which such securities may hereafter be reclassified or changed.

“Closing” means the closing of the purchase and sale of the Securities pursuant to Section 2.1 of the Purchase Agreement.

“Closing Date” means the Trading Day on which all of the Transaction Documents have been executed and delivered by the applicable parties thereto and all conditions precedent to (i) each Holder’s obligations to pay the Subscription Amount and (ii) the Corporation’s obligations to deliver the Securities have been satisfied or waived.

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” means, collectively, the Class A Common Stock, Class B Common Stock and Class C Common Stock.

“Common Stock Equivalents” means any securities of the Corporation that would entitle the holder thereof to acquire at any time Class A Common Stock, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Class A Common Stock, and any securities of the Corporation that when paired with one or more other securities of the Corporation or another entity entitles the holder thereof to receive, Class A Common Stock.

“Conversion Amount” means the sum of the Stated Value at issue.

“Conversion Date” shall have the meaning set forth in Section 6(a).

“Conversion Price” shall have the meaning set forth in Section 6(b).

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“Conversion Shares” means, collectively, the shares of Class A Common Stock issuable upon conversion of the shares of Preferred Stock in accordance with the terms hereof.

“Convertible Securities” means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any shares of Class A Common Stock and any securities of the Corporation that when paired with one or more other securities of the Corporation or another entity entitles the holder thereof to receive Class A Common Stock;

“Corporation Notice” shall have the meaning set forth in Section 8(a).

“Deemed Liquidation Event” shall mean: (i) a merger or consolidation in which (a) the Corporation is a constituent party or (b) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation; provided, that, a Deemed Liquidation Event shall not include any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or (ii) (a) the sale, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (b) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale is to a wholly owned subsidiary of the Corporation.

“Delaware Courts” shall have the meaning set forth in Section 9(d).

“Dilutive Issuance” shall have the meaning set forth in Section 7(b).

“Distribution” shall have the meaning set forth in Section 7(d).

“Effective Date” means the date that the Registration Statement filed by the Corporation pursuant to the Registration Rights Agreement is first declared effective by the Commission.

“Equity Conditions” means (i) the Class A Common Stock is duly authorized, listed and eligible for trading without restriction on a Trading Market, (ii) a resale registration statement shall be declared effective covering all Class A Common Stock issuable to the Holders, (iii) the Corporation’s filings with the U.S. Securities and Exchange Commission are current, (iv) issuance of additional shares of Class A Common Stock to the applicable Holder will not violate such Holder’s Beneficial Ownership Limitation and (v) the Corporation is in compliance with the Transaction Documents in all material respects.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Cap” shall have the meaning set forth in Section 6(e).

“Exchange Cap Allocation” shall have the meaning set forth in Section 6(e).

“Excluded Shares” shall have the meaning set forth in Section 8(b)(ii).

“Exempt Issuance” means the issuance of (a) any securities of the Corporation to employees, officers or directors, consultants, contractors, vendors or other agents of the Corporation pursuant to any stock or option plan duly adopted for such purpose, by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose for services rendered to the Corporation, (b) securities upon the exercise or exchange of or conversion of any Securities issued pursuant to the Purchase Agreement and/or other securities exercisable or exchangeable for or convertible into shares of Common Stock issued and outstanding on the Subscription Date, provided that such securities have not been amended since the Subscription Dates to increase the number of such

Annex H-36

securities or to decrease the exercise price, exchange price or conversion price of such securities (other than in connection with stock splits or combinations) or to extend the term of such securities, (c) the Underlying Shares, and (d) securities issued pursuant to any merger, acquisition or strategic transaction or partnership approved by a majority of the directors of the Corporation, provided that such securities are issued as “restricted securities” (as defined in Rule 144) and provided that any such issuance shall only be to a Person (or to the equityholders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Corporation and shall provide to the Corporation additional benefits in addition to the investment of funds, but any such Exempt Issuance shall not include a transaction in which the Corporation is issuing securities (i) primarily for the purpose of raising capital, including an at-the-market offering, (ii) to an entity whose primary business is investing in securities or (iii) at a price equal to or less than the Floor Price.

“Floor Price” means $2.00 (as adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction occurring after the date of the Purchase Agreement).

“Fundamental Transaction” shall have the meaning set forth in Section 7(e).

“Holder” shall have the meaning set forth in Section 2.

“Junior Securities” shall have the meaning set forth in Section 5(a).

“New Issuance Price” shall have the meaning set forth in Section 7(b).

“Notice of Conversion” shall have the meaning set forth in Section 6(a).

“Options” means any rights, warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities.

“Option Value” means the value of an Option based on the Black and Scholes Option Pricing model obtained from the “OV” function on Bloomberg determined as of (A) the Trading Day prior to the public announcement of the issuance of the applicable Option, if the issuance of such Option is publicly announced or (B) the Trading Day immediately following the issuance of the applicable Option if the issuance of such Option is not publicly announced, for pricing purposes and reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of the applicable Option as of the applicable date of determination, (ii) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the HVT function on Bloomberg as of (A) the Trading Day immediately following the public announcement of the applicable Option if the issuance of such Option is publicly announced or (B) the Trading Day immediately following the issuance of the applicable Option if the issuance of such Option is not publicly announced, (iii) the underlying price per share used in such calculation shall be the highest weighted average price of the Class A Common Stock during the period beginning on the Trading Day prior to the execution of definitive documentation relating to the issuance of the applicable Option and ending on (A) the Trading Day immediately following the public announcement of such issuance, if the issuance of such Option is publicly announced or (B) the Trading Day immediately following the issuance of the applicable Option if the issuance of such Option is not publicly announced, (iv) a zero cost of borrow and (v) a 360 day annualization factor.

“Original Issue Date” means the date of the first issuance of any shares of the Preferred Stock regardless of the number of transfers of any particular shares of Preferred Stock and regardless of the number of certificates which may be issued to evidence such Preferred Stock.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“PIK Dividend” shall have the meaning set forth in Section 3(a).

“Preferred Stock” shall have the meaning set forth in Section 2.

“Preferred Stock Liquidation Amount” shall have the meaning set forth in Section 5(b).

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“Preferred Stock Register” shall have the meaning set forth in Section 2.

“Purchase Agreement” means the Securities Purchase Agreement, dated as of September 16, 2022, among the Corporation and the original Holders, as amended, modified or supplemented from time to time in accordance with its terms.

“Purchase Rights” shall have the meaning set forth in Section 7(c).

“Redemption Date” shall have the meaning set forth in Section 8(b)(i).

“Redemption Notice” shall have the meaning set forth in Section 8(b)(ii).

“Redemption Price” shall have the meaning set forth in Section 8(b)(i).

“Redemption Request” shall have the meaning set forth in Section 8(b)(i).

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of the Closing Date, among the Corporation and the original Holders, in the form of Exhibit B attached to the Purchase Agreement.

“Registration Statement” means a registration statement meeting the requirements set forth in the Registration Rights Agreement and covering the resale of the Underlying Shares by each Holder as provided for in the Registration Rights Agreement, including the Initial Registration Statement (as defined in the Registration Rights Agreement) and any additional Registration Statements which may be required thereunder.

“Required Holders” shall have the meaning set forth in Section 4(c).

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Securities” means the Preferred Stock, the Warrants and the Underlying Shares.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Dividend” shall have the meaning set forth in Section 3(a).

“Semi-Annual Dividend Date” shall mean [•] and [•] of each year.

“Share Delivery Date” shall have the meaning set forth in Section 6(c).

“Standard Settlement Period” shall have the meaning set forth in Section 6(c)(i).

“Stated Value” shall have the meaning set forth in Section 2.

“Subscription Amount” shall mean, as to each Holder, the aggregate amount to be paid for the Preferred Stock and the Warrants purchased pursuant to the Purchase Agreement as specified below such Holder’s name on the signature page of the Purchase Agreement and next to the heading “Subscription Amount,” in United States dollars and in immediately available funds.

“Subscription Date” shall mean [•].

“Subsidiary” means any subsidiary of the Corporation as of the Closing Date and shall, where applicable, also include any direct or indirect subsidiary of the Corporation formed or acquired after the Subscription Date.

“Successor Entity” shall have the meaning set forth in Section 7(e).

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“Trading Day” means a day on which the principal Trading Market is open for business.

“Trading Market” means any of the following markets or exchanges on which the Class A Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange (or any successors to any of the foregoing).

“Transaction Documents” means this Certificate of Designation, the Purchase Agreement, the Warrants, the Registration Rights Agreement, all exhibits and schedules thereto and hereto and any other documents or agreements executed in connection with the transactions contemplated pursuant to the Purchase Agreement.

“Transfer Agent” means Continental Stock Transfer & Trust Company, the current transfer agent of the Corporation, and any successor transfer agent of the Corporation.

“Underlying Shares” means the Conversion Shares and the Warrant Shares.

“Valuation Event” shall have the meaning set forth in Section 7(b)(iv).

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Class A Common Stock is then listed or quoted on a Trading Market, the daily volume weighted average price of the Class A Common Stock for such date (or the nearest preceding date) on the Trading Market on which the Class A Common Stock is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the Class A Common Stock for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Class A Common Stock is not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Class A Common Stock are then reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Class A Common Stock so reported, or (d) in all other cases, the fair market value of a share of Class A Common Stock as determined by an independent appraiser selected in good faith by the Holders of a majority in interest of the Preferred Stock then outstanding and reasonably acceptable to the Corporation, the fees and expenses of which shall be paid by the Corporation.

“Warrant Shares” means, collectively, the shares of Class A Common Stock issuable upon exercise of the Warrants in accordance with the terms of the Warrants.

“Warrants” means, collectively, the warrants to purchase shares of Class A Common Stock issued pursuant to the Purchase Agreement.

Section 2.   Designation, Amount and Par Value.

(a)     The series of preferred stock shall be designated as its “10.0% Series A Cumulative Convertible Preferred Stock” and the number of shares so designated shall be up to [•] (which shall not be subject to increase without the written consent of the holders of a majority of the then outstanding Preferred Stock (each, a “Holder” and collectively, the “Holders”)). Each share of Preferred Stock shall have a par value of $0.0001 per share and a stated value equal to $1,000 (the “Stated Value”).

(b)    The Corporation shall register, or cause its Transfer Agent to register, shares of the Preferred Stock upon records to be maintained by the Corporation or its Transfer Agent for that purpose (the “Preferred Stock Register”), in the name of the Holders thereof from time to time. The Corporation may deem and treat the registered Holder of shares of Preferred Stock as the absolute owner thereof for the purpose of any conversion thereof and for all other purposes. The Corporation shall register, or cause its Transfer Agent to register, the transfer of any shares of Preferred Stock in the Preferred Stock Register, upon surrender of the certificates evidencing such shares to be transferred, duly endorsed by the Holder thereof, to the Corporation at its address specified herein. Upon any such registration or transfer, a new certificate evidencing the shares of Preferred Stock so transferred shall be issued to the transferee and a new certificate evidencing the remaining portion of the shares not so transferred, if any, shall be issued to the transferring Holder, in each case, within three Business Days.

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Section 3.   Dividends.

(a)     From and after the Closing, subject to the terms of this Section 3, cumulative dividends shall accrue on the Accrued Value of each share of Preferred Stock at the Annual Rate. Dividends on each share of Preferred Stock shall be cumulative and shall accrue daily from and after the Closing, but shall compound on a semi-annual basis on each Semi-Annual Dividend Date (each, an “Accrued Dividend”) whether or not earned or declared, and whether or not there are earnings or profits, surplus, or other funds or assets of the Corporation legally available for the payment of dividends. Each Accrued Dividend shall be paid, at the election of the Corporation, (i) in cash (a “Cash Dividend”), (ii) subject to the satisfaction on the applicable payment date of the Equity Conditions, in shares of Class A Common Stock at the VWAP on the applicable payment date (a “Securities Dividend”), or (iii) in kind by increasing the Accrued Value of such share (a “PIK Dividend”).

(b)    The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required in this Certificate of Designation or the Corporation’s certificate of incorporation) the Holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the sum of (i) the amount of the aggregate Accrued Dividends then accrued on such share of Preferred Stock and not previously paid and (ii) (A) in the case of a dividend on Class A Common Stock or any class or series that is convertible into Class A Common Stock, that dividend per share of Preferred Stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Class A Common Stock and (2) the number of shares of Class A Common Stock issuable upon conversion of a share of Series A Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (B) in the case of a dividend on any class or series that is not convertible into Class A Common Stock, at a rate per share of Preferred Stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the Stated Value; provided that if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the Holders of Preferred Stock pursuant to this Section 3 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend.

(c)     Subject to Section 5 and Section 7, Holders shall be entitled to receive, and the Corporation shall pay, dividends on shares of Preferred Stock (other than Accrued Dividends), on an as-converted basis, equal to and in the same form as dividends actually paid on shares of the Class A Common Stock when, as and if such dividends are paid on shares of the Class A Common Stock.

Section 4.   Voting Rights.

(a)     The Holders shall be entitled to notice of any meeting of stockholders of the Corporation and, except as otherwise required by law, shall vote together with the holders of Common Stock as a single class upon any matter submitted to the stockholders for a vote.

(b)    On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of the stockholders of the Corporation (or by written consent in lieu of a meeting), a Holder, together with its Attribution Parties, shall be entitled to the number of votes equal to the number of whole shares of Class A Common Stock into which the shares of Preferred Stock held by such Holder, together with its Attribution Parties, as are convertible on the record date for determining stockholders entitled to vote on such matter (as adjusted from time to time pursuant to Section 6 hereof and subject to the Beneficial Ownership Limitation), but without regard as to whether sufficient shares of Class A Common Stock are available out of the Corporation’s authorized by unissued stock, for the purpose of effecting the conversion of the Preferred Stock.

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(c)     As long as 25% of the shares of Preferred Stock issued as of the Closing are outstanding, the Corporation shall not, without the affirmative vote or action by written consent of the Holders of a majority of the issued and outstanding shares of the Preferred Stock (the “Required Holders”):

(i)          liquidate, dissolve or wind-up the affairs of the Corporation;

(ii)         amend, alter or repeal the Corporation’s certificate of incorporation or bylaws, this Certificate of Designation or any similar document of the Corporation in a manner that adversely affects the powers, preferences or rights given to the Preferred Stock;

(iii)        create or authorize the creation of or issue any other security convertible into or exercisable for any equity security unless such security ranks junior to the Preferred Stock with respect to its rights, preferences and privileges or increase the number of authorized shares of Preferred Stock; provided, however, that the Corporation may issue up to $50,000,000 in equity securities that are not Junior Securities without the consent of the Required Holders;

(iv)        pay any cash dividend on any capital stock of the Corporation prior to payment of such cash dividend on the Preferred Stock or purchase or redeem and capital stock of the Corporation, other than capital stock repurchased at cost from former employees and consultants in connection with the cessation of their service; or

(v)         incur or guarantee any indebtedness, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $100,000,000; provided, however, that the Preferred Stock shall not be considered indebtedness for purposes of this calculation.

(d)       Notwithstanding anything to the contrary herein, Section 6(d) may not be amended, modified or waived.

Section 5.   Ranking; Liquidation.

(a)       The Preferred Stock shall rank senior to all of the Common Stock and any class or series of capital stock of the Corporation currently existing or hereafter authorized, classified or reclassified (collectively, “Junior Securities”), in each case, as to dividends or distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntarily or involuntarily.

(b)       In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the Holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, the Holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock or other Junior Securities by reason of their ownership thereof, an amount per share equal to the greater of (i) 100% of the Accrued Value or (ii)  such amount per share as would have been payable had all shares of Preferred Stock been converted into Class A Common Stock pursuant to Section 6 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event based on the then effective rate of conversion and without giving effect to the Beneficial Ownership Limitation or any other limitations on conversion set forth herein (the amount payable pursuant to this sentence is hereinafter referred to as the “Preferred Stock Liquidation Amount”). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the Holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 5(b), the Holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

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(c)       Deemed Liquidation Events.

(i)        In the event of a Deemed Liquidation Event, if the Corporation does not effect a dissolution of the Corporation under the Delaware General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each Holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such Holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the Required Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the “Available Proceeds”), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the Preferred Stock Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each Holder’s shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts that would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. The provisions of Section 8 shall apply, with such necessary changes in the details thereof as are necessitated by the context, to the redemption of the Preferred Stock pursuant to this Section 5(c)(ii). Prior to the distribution or redemption provided for in this Section 5(c)(ii), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

(ii)       In any Deemed Liquidation Event, if Available Proceeds are in a form of property other than in cash, the value of such distribution shall be deemed to be the fair market value of such property. The determination of fair market value of such property shall be made in good faith by the Board of Directors of the Corporation, provided that to the extent such property consists of securities, the fair market value of such securities shall be determined as follows:

For securities not subject to investment letters or other similar restrictions on free marketability covered by Section 5(c)(iv) below,

a.           if traded on a Trading Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange or system over the thirty (30) Trading Day period ending three (3) days prior to the closing of the Deemed Liquidation Event;

b.           if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) Trading Day period ending three (3) days prior to the closing of such transaction; or

c.           if there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors of the Corporation.

For the purposes of this Section 5(c)(iii), “closing prices” or “closing bid or sales prices” shall be deemed to be: (A) for securities traded primarily on a Trading Market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (B) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

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(iii)     The method of valuation of securities subject to investment letters or other similar restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder’s status as an affiliate or former affiliate) shall take into account an appropriate discount (as determined in good faith by the Board of Directors of the Corporation) from the market value as determined pursuant to Section 5(c)(iii) above so as to reflect the approximate fair market value thereof.

Section 6.   Conversion.

(a)       Conversions at Option of Holder. Each share of Preferred Stock shall be convertible, at any time and from time to time from and after the Original Issue Date at the option of the Holder thereof, into that number of shares of Class A Common Stock (subject to the limitations set forth in Section 6(d)) determined by dividing the Stated Value of such share of Preferred Stock by the Conversion Price. Holders shall effect conversions by providing the Corporation with the form of conversion notice attached hereto as Annex A (a “Notice of Conversion”). Each Notice of Conversion shall specify the number of shares of Preferred Stock to be converted, the number of shares of Preferred Stock owned prior to the conversion at issue, the number of shares of Preferred Stock owned subsequent to the conversion at issue and the date on which such conversion is to be effected, which date may not be prior to the date the applicable Holder delivers by e-mail attachment or by a nationally recognized overnight courier service such Notice of Conversion to the Corporation (such date, the “Conversion Date”). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion to the Corporation is deemed delivered hereunder. No ink-original Notice of Conversion shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Conversion form be required. The calculations and entries set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error. To effect conversions of shares of Preferred Stock, a Holder shall not be required to surrender the certificate(s) representing the shares of Preferred Stock to the Corporation unless all of the shares of Preferred Stock represented thereby are so converted, in which case such Holder shall deliver the certificate representing such shares of Preferred Stock promptly following the Conversion Date at issue. Shares of Preferred Stock converted into Class A Common Stock or redeemed in accordance with the terms hereof shall be canceled and shall not be reissued.

(b)       Conversion Price. The conversion price for each share of Preferred Stock is $12.00, subject to adjustment herein (the “Conversion Price”).

(c)       Mechanics of Conversion

(i)        Delivery of Conversion Shares Upon Conversion. Not later than the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined below) after each Conversion Date (the “Share Delivery Date”), the Corporation shall deliver, or cause to be delivered, to the converting Holder (A) the number of Conversion Shares being acquired upon the conversion of the Preferred Stock, which on or after the earlier of (i) the one year anniversary of the Original Issue Date or (ii) the Effective Date shall be free of restrictive legends and trading restrictions (other than those which may then be required by the Purchase Agreement), and (B) cash in an amount equal to any accrued and unpaid dividends, if any. On or after the earlier of (i) the one year anniversary of the Original Issue Date or (ii) the Effective Date, the Corporation shall deliver the Conversion Shares required to be delivered by the Corporation under this Section 6 electronically through the Depository Trust Company or another established clearing corporation performing similar functions. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Corporation’s primary Trading Market with respect to the Class A Common Stock as in effect on the date of delivery of the Notice of Conversion. Notwithstanding the foregoing, with respect to any Notice(s) of Conversion delivered at or prior to 12:00 p.m. (New York City time) on the Original Issue Date, the Corporation agrees to deliver the Conversion Shares subject to such notice(s) by 4:00 p.m. (New York City time) on the Original Issue Date.

(ii)       Failure to Deliver Conversion Shares. If, in the case of any Notice of Conversion, such Conversion Shares are not delivered to or as directed by the applicable Holder by the Share Delivery Date, the Holder shall be entitled to elect by written notice to the Corporation at any time on or before its receipt of such Conversion Shares, to rescind such conversion, in which event the Corporation shall

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promptly return to the Holder any original Preferred Stock certificate delivered to the Corporation and the Holder shall promptly return to the Corporation the Conversion Shares issued to such Holder pursuant to the rescinded Notice of Conversion.

(iii)     Obligation Absolute; Partial Liquidated Damages. The Corporation’s obligation to issue and deliver the Conversion Shares upon conversion of Preferred Stock in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by a Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by such Holder or any other Person of any obligation to the Corporation or any violation or alleged violation of law by such Holder or any other person, and irrespective of any other circumstance which might otherwise limit such obligation of the Corporation to such Holder in connection with the issuance of such Conversion Shares; provided, however, that such delivery shall not operate as a waiver by the Corporation of any such action that the Corporation may have against such Holder. In the event a Holder shall elect to convert any or all of the Stated Value of its Preferred Stock, the Corporation may not refuse conversion based on any claim that such Holder or anyone associated or affiliated with such Holder has been engaged in any violation of law, agreement or for any other reason, unless an injunction from a court, on notice to Holder, restraining and/or enjoining conversion of all or part of the Preferred Stock of such Holder shall have been sought and obtained, and the Corporation posts a surety bond for the benefit of such Holder in the amount of 150% of the Stated Value of Preferred Stock which is subject to the injunction, which bond shall remain in effect until the completion of arbitration/litigation of the underlying dispute and the proceeds of which shall be payable to such Holder to the extent it obtains judgment. In the absence of such injunction, the Corporation shall issue Conversion Shares and, if applicable, cash, upon a properly noticed conversion. If the Corporation fails to deliver to a Holder such Conversion Shares pursuant to Section 6(c)(i) by the Share Delivery Date applicable to such conversion, the Corporation shall pay to such Holder, in cash, as liquidated damages and not as a penalty, for each $5,000 of Stated Value of Preferred Stock being converted, $25 per Trading Day (increasing to $50 per Trading Day on the third Trading Day and increasing to $100 per Trading Day on the sixth Trading Day after such damages begin to accrue) for each Trading Day after the Share Delivery Date until such Conversion Shares are delivered or Holder rescinds such conversion. Nothing herein shall limit a Holder’s right to pursue actual damages for the Corporation’s failure to deliver Conversion Shares within the period specified herein and such Holder shall have the right to pursue all remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief. The exercise of any such rights shall not prohibit a Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

(iv)      Compensation for Buy-In on Failure to Timely Deliver Conversion Shares Upon Conversion. In addition to any other rights available to the Holder, if the Corporation fails for any reason to deliver to a Holder the applicable Conversion Shares by the Share Delivery Date pursuant to Section 6(c)(i), and if after such Share Delivery Date such Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or the Holder’s brokerage firm otherwise purchases, shares of Class A Common Stock to deliver in satisfaction of a sale by such Holder of the Conversion Shares which such Holder was entitled to receive upon the conversion relating to such Share Delivery Date (a “Buy-In”), then the Corporation shall (A) pay in cash to such Holder (in addition to any other remedies available to or elected by such Holder) the amount, if any, by which (x) such Holder’s total purchase price (including any brokerage commissions) for the Class A Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Class A Common Stock that such Holder was entitled to receive from the conversion at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) and (B) at the option of such Holder, either reissue (if surrendered) the shares of Preferred Stock equal to the number of shares of Preferred Stock submitted for conversion (in which case, such conversion shall be deemed rescinded) or deliver to such Holder the number of shares of Class A Common Stock that would have been issued if the Corporation had timely complied with its delivery requirements under Section 6(c)(i). For example, if a Holder purchases shares of Class A Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted
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conversion of shares of Preferred Stock with respect to which the actual sale price of the Conversion Shares (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000, under clause (A) of the immediately preceding sentence, the Corporation shall be required to pay such Holder $1,000. The Holder shall provide the Corporation written notice indicating the amounts payable to such Holder in respect of the Buy-In and, upon request of the Corporation, evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Corporation’s failure to timely deliver Conversion Shares upon conversion of the shares of Preferred Stock as required pursuant to the terms hereof.

(v)       Reservation of Shares Issuable Upon Conversion. The Corporation covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Class A Common Stock for the sole purpose of issuance upon conversion of the Preferred Stock as herein provided, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holder (and the other Holders of the Preferred Stock), not less than such aggregate number of shares of the Class A Common Stock as shall (subject to the terms and conditions set forth in the Purchase Agreement) be issuable (taking into account the adjustments and restrictions of Section 7) upon the conversion of the then outstanding shares of Preferred Stock (assuming for such purpose a Conversion Price equal to the Floor Price and any such conversions are made without regard to any limitations on conversion set forth herein). The Corporation covenants that all shares of Class A Common Stock that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and nonassessable and, if a Registration Statement is then effective under the Securities Act, shall be registered for public resale in accordance with such Registration Statement (subject to such Holder’s compliance with its obligations under the Registration Rights Agreement).

(vi)      Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of the Preferred Stock. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such conversion, the Corporation shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Conversion Price or round up to the next whole share. Notwithstanding anything to the contrary contained herein, but consistent with the provisions of this subsection with respect to fractional Conversion Shares, nothing shall prevent any Holder from converting fractional shares of Preferred Stock.

(vii)     Transfer Taxes and Expenses. The issuance of Conversion Shares on conversion of this Preferred Stock shall be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such Conversion Shares, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such Conversion Shares upon conversion in a name other than that of the Holders of such shares of Preferred Stock and the Corporation shall not be required to issue or deliver such Conversion Shares unless or until the Person or Persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid. The Corporation shall pay all Transfer Agent fees required for same-day processing of any Notice of Conversion and all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Conversion Shares.

(d)       Beneficial Ownership Limitation. The Corporation shall not effect any conversion of the Preferred Stock, and a Holder shall not have the right to convert all or any portion of the Preferred Stock, to the extent that, after giving effect to the conversion set forth on the applicable Notice of Conversion, such Holder (together with such Holder’s Affiliates, and any Persons acting as a group together with such Holder or any of such Holder’s Affiliates (such Persons, “Attribution Parties”)) would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by such Holder and its Affiliates and Attribution Parties shall include the number of shares of Class A Common Stock issuable upon conversion of the Preferred Stock with respect to which such determination is being made, but shall exclude the number of shares of Class A Common Stock which are issuable upon (i) conversion of the remaining, unconverted

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Stated Value of Preferred Stock beneficially owned by such Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation subject to a limitation on conversion or exercise analogous to the limitation contained herein (including, without limitation, the Preferred Stock or the Warrants) beneficially owned by such Holder or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 6(d), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. To the extent that the limitation contained in this Section 6(d) applies, the determination of whether the Preferred Stock is convertible (in relation to other securities owned by such Holder together with any Affiliates and Attribution Parties) and of how many shares of Preferred Stock are convertible shall be in the sole discretion of such Holder, and the submission of a Notice of Conversion shall be deemed to be such Holder’s determination of whether the shares of Preferred Stock may be converted (in relation to other securities owned by such Holder together with any Affiliates and Attribution Parties) and how many shares of the Preferred Stock are convertible, in each case subject to the Beneficial Ownership Limitation. To ensure compliance with this restriction, each Holder will be deemed to represent to the Corporation each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this paragraph and the Corporation shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 6(d), in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as stated in the most recent of the following: (i) the Corporation’s most recent periodic or annual report filed with the Commission, as the case may be, (ii) a more recent public announcement by the Corporation or (iii) a more recent written notice by the Corporation or the Transfer Agent setting forth the number of shares of Common Stock outstanding. Upon the written or oral request (which may be via email) of a Holder, the Corporation shall within one Trading Day confirm orally and in writing to such Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Corporation, including the Preferred Stock, by such Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding shares of Common Stock was reported. The “Beneficial Ownership Limitation” shall be 4.99% (or, upon election by a Holder prior to the issuance of any shares of Preferred Stock, 9.99%) of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Class A Common Stock issuable upon conversion of Preferred Stock held by the applicable Holder. A Holder, upon notice to the Corporation, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 6(d) applicable to its Preferred Stock provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Class A Common Stock upon conversion of this Preferred Stock held by the Holder and the provisions of this Section 6(d) shall continue to apply. Any such increase in the Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Corporation and shall only apply to such Holder and no other Holder. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 6(d) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation contained herein or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor Holder of Preferred Stock.

Section 7.   Certain Adjustments.

(a)       Stock Dividends and Stock Splits. If the Corporation, at any time while this Preferred Stock is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Class A Common Stock on shares of Common Stock or any other Common Stock Equivalents (which, for avoidance of doubt, shall not include any shares of Class A Common Stock issued by the Corporation upon conversion of, or payment of a dividend on, this Preferred Stock or any cash distributions), (ii) subdivides outstanding shares of Common Stock into a larger number of shares, (iii) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (iv) issues, in the event of a reclassification of shares of the Common Stock, any shares of capital stock of the Corporation, then each of the Conversion Price and the Floor Price shall be multiplied by a fraction of which the numerator shall

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be the number of shares of Common Stock (excluding any treasury shares of the Corporation) outstanding immediately before such event, and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to this Section 7(a) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

(b)       Adjustment of Conversion Price upon Issuance of Common Stock. If and whenever on or after the Closing Date until the first date on which no shares of Preferred Stock are outstanding the Corporation issues or sells, or in accordance with this Section 7(c) is deemed to have issued or sold, any shares of Class A Common Stock (including the issuance or sale of shares of Class A Common Stock owned or held by or for the account of the Corporation, but excluding shares of Class A Common Stock deemed to have been issued or sold by the Corporation in connection with any Exempt Issuance) for a consideration per share (the “New Issuance Price”) (i) in the case of sales pursuant to the CEF Agreement, less than $8.00 and (ii) in the case of all other issues, sales, or in accordance with this Section 7(c) deemed issuances or sales, less than $10.00 (such price thresholds described in clauses (i) and (ii), collectively, the “Applicable Price”, and each such issue, sale or deemed issuance or sale, a “Dilutive Issuance”), then, immediately after such Dilutive Issuance, the Conversion Price then in effect shall be reduced to an amount equal to 120% of the New Issuance Price. For all purposes of the foregoing (including, without limitation, determining the adjusted Conversion Price and the New Issuance Price under this Section 7(c)), the following shall be applicable:

(i)        Issuance of Options. If the Corporation in any manner grants or sells any Options and the lowest price per share for which one share of Class A Common Stock is at any time issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option or otherwise pursuant to the terms thereof is less than the Applicable Price, then such share of Class A Common Stock shall be deemed to be outstanding and to have been issued and sold by the Corporation at the time of the granting or sale of such Option for such price per share. For purposes of this Section 7(b)(i), the “lowest price per share for which one share of Class A Common Stock is at any time issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option or otherwise pursuant to the terms thereof” shall be equal to (1) the lower of (x) the sum of the lowest amounts of consideration (if any) received or receivable by the Corporation with respect to any one share of Class A Common Stock upon the granting or sale of such Option, upon exercise of such Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option or otherwise pursuant to the terms thereof and (y) the lowest exercise price set forth in such Option for which one share of Class A Common Stock is issuable (or may become issuable assuming all possible market conditions) upon the exercise of any such Options or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option or otherwise pursuant to the terms thereof minus (2) the sum of all amounts paid or payable to the holder of such Option (or any other Person) upon the granting or sale of such Option, upon exercise of such Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option or otherwise pursuant to the terms thereof plus the value of any other consideration received or receivable by, or benefit conferred on, the holder of such Option (or any other Person). Except as contemplated below, no further adjustment of the Conversion Price shall be made upon the actual issuance of such shares of Class A Common Stock or of such Convertible Securities upon the exercise of such Options or otherwise pursuant to the terms thereof or upon the actual issuance of such share of Class A Common Stock upon conversion, exercise or exchange of such Convertible Securities.

(ii)       Issuance of Convertible Securities. If the Corporation in any manner issues or sells any Convertible Securities and the lowest price per share for which one share of Class A Common Stock is at any time issuable upon the conversion, exercise or exchange thereof or otherwise pursuant to the terms thereof is less than the Applicable Price, then such share of Class A Common Stock shall be deemed to be outstanding and to have been issued and sold by the Corporation at the time of the issuance or sale of such Convertible Securities for such price per share. For purposes of this Section 7(b)(ii), the “lowest price per share for which one share of Class A Common Stock is at any time issuable upon the conversion, exercise or exchange thereof or otherwise pursuant to the terms thereof”

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shall be equal to (1) the lower of (x) the sum of the lowest amounts of consideration (if any) received or receivable by the Corporation with respect to one share of Class A Common Stock upon the issuance or sale of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security or otherwise pursuant to the terms thereof and (y) the lowest conversion price set forth in such Convertible Security for which one share of Class A Common Stock is issuable (or may become issuable assuming all possible market conditions) upon conversion, exercise or exchange thereof or otherwise pursuant to the terms thereof minus (2) the sum of all amounts paid or payable to the holder of such Convertible Security (or any other Person) upon the issuance or sale of such Convertible Security plus the value of any other consideration received or receivable by, or benefit conferred on, the holder of such Convertible Security (or any other Person). Except as contemplated below, no further adjustment of the Conversion Price shall be made upon the actual issuance of such shares of Class A Common Stock upon conversion, exercise or exchange of such Convertible Securities or otherwise pursuant to the terms thereof, and if any such issuance or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of the Conversion Price has been or is to be made pursuant to other provisions of this Section 7(c), except as contemplated below, no further adjustment of the Conversion Price shall be made by reason of such issuance or sale.

(iii)     Change in Option Price or Rate of Conversion. If the purchase or exercise price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for shares of Class A Common Stock increases or decreases at any time (other than proportional changes in conversion or exercise prices, as applicable, in connection with an event referred to in Section 7(a) above), the Conversion Price in effect at the time of such increase or decrease shall be adjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate (as the case may be) at the time initially granted, issued or sold. For purposes of this Section 7(b)(iii), if the terms of any Option or Convertible Security that was outstanding as of the Subscription Date are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the shares of Class A Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Section 7(c) shall be made if such adjustment would result in an increase of the Conversion Price then in effect.

(iv)      Calculation of Consideration Received. In case any Option is issued in connection with the issue or sale of other securities of the Corporation, together comprising one integrated transaction, (x) the Options will be deemed to have been issued for the Option Value of such Options and (y) the other securities issued or sold in such integrated transaction shall be deemed to have been issued or sold for the difference of (I) the aggregate consideration received by the Corporation less any consideration paid or payable by the Corporation pursuant to the terms of such other securities of the Corporation, less (II) the Option Value. If any shares of Class A Common Stock, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration other than cash received therefor will be deemed to be the net amount received by the Corporation therefor. If any shares of Class A Common Stock, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Corporation will be the fair value of such consideration, except where such consideration consists of publicly traded securities, in which case the amount of consideration received by the Corporation will be the VWAP of such publicly traded securities on the date of receipt. If any shares of Class A Common Stock, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Corporation is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such shares of Class A Common Stock, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or publicly traded securities will be determined jointly by the Corporation and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the “Valuation Event”), the fair value of such consideration will be determined within five (5) Business Days after the tenth (10th) day following

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the Valuation Event by an independent, reputable appraiser jointly selected by the Corporation and the Required Holders. The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Corporation.

(v)       Record Date. If the Corporation takes a record of the holders of shares of Class A Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in shares of Class A Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase shares of Class A Common Stock, Options or Convertible Securities, then such record date will be deemed to be the date of the issuance or sale of the shares of Class A Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase (as the case may be).

(vi)      Expiration or Termination of Options or Convertible Securities. Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Securities (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Section 7(b), the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Securities (or portion thereof) never been issued.

(c)       Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 7(a) or Section 7(b) above, if at any time the Corporation grants, issues or sells any Common Stock Equivalents or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of shares of Common Stock (the “Purchase Rights”), then the Holders will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Class A Common Stock acquirable upon complete conversion of such Holder’s Preferred Stock (without regard to any limitations on conversion hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, that, to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such shares of Common Stock as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

(d)       Pro Rata Distributions. During such time as this Preferred Stock is outstanding, if the Corporation declares or makes any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Preferred Stock, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of shares of Class A Common Stock acquirable upon complete conversion of this Preferred Stock (without regard to any limitations on conversion hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the participation in such Distribution (provided, however, to the extent that the Holder’s right to participate in any such Distribution would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Distribution to such extent (or in the beneficial ownership of any shares of Common Stock as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

(e)     Fundamental Transaction. If, at any time while this Preferred Stock is outstanding, (i) the Corporation, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Corporation with or into another Person, (ii) the Corporation (and all of its Subsidiaries, taken as

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a whole), directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which holders of Class A Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Class A Common Stock or 50% or more of the voting power of the common equity of the Corporation, (iv) the Corporation, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Class A Common Stock or any compulsory share exchange pursuant to which the Class A Common Stock is effectively converted into or exchanged for other securities, cash or property (other than as a result of a stock split, combination or reclassification of shares of Class A Common Stock covered by Section 7(a)), or (v) the Corporation, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires 50% or more of the outstanding shares of Common Stock or 50% or more of the voting power of the common equity of the Corporation (each a “Fundamental Transaction”), then, upon any subsequent conversion of this Preferred Stock, the Holder shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction (without regard to any limitation in Section 6(d) on the conversion of this Preferred Stock), the number of shares of capital stock of the successor or acquiring corporation or of the Corporation, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of shares of Class A Common Stock for which this Preferred Stock is convertible immediately prior to such Fundamental Transaction (without regard to any limitation in Section 6(d) on the conversion of this Preferred Stock). For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Corporation shall apportion the Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Class A Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Preferred Stock following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Corporation or surviving entity in such Fundamental Transaction shall file a new Certificate of Designation with the same terms and conditions and issue to the Holders new preferred stock consistent with the foregoing provisions and evidencing the Holders’ right to convert such preferred stock into Alternate Consideration. The Corporation shall cause any successor entity in a Fundamental Transaction in which the Corporation is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Corporation under this Certificate of Designation and the other Transaction Documents (as defined in the Purchase Agreement) in accordance with the provisions of this Section 7(d) pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the Holder of this Preferred Stock, deliver to the Holder in exchange for this Preferred Stock a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Preferred Stock which is convertible for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the shares of Class A Common Stock acquirable and receivable upon conversion of this Preferred Stock (without regard to any limitations on the conversion of this Preferred Stock) prior to such Fundamental Transaction, and with a conversion price which applies the Conversion Price hereunder to such shares of capital stock (but taking into account the relative value of the shares of Common Stock pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such conversion price being for the purpose of protecting the economic value of this Preferred Stock immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Certificate of Designation and the other Transaction

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Documents referring to the “Corporation” shall refer instead to the Successor Entity), and may exercise every right and power of the Corporation and shall assume all of the obligations of the Corporation under this Certificate of Designation and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Corporation herein.

(f)       Calculations. All calculations under this Section 7 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 7, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding any treasury shares of the Corporation) issued and outstanding.

(g)       Notice to the Holders.

(i)        Adjustment to Conversion Price. Whenever the Conversion Price is adjusted pursuant to any provision of this Section 7, the Corporation shall promptly deliver to each Holder by facsimile or email a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

(ii)       Notice to Allow Conversion by Holder. If (A) the Corporation shall declare a dividend (or any other distribution in whatever form) on the Common Stock, (B) the Corporation shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock, (C) the Corporation shall authorize the granting to all holders of the Common Stock of rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any stockholders of the Corporation shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Corporation is a party, any sale or transfer of all or substantially all of the assets of the Corporation (and all of its Subsidiaries, taken as a whole), or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property or (E) the Corporation shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation, then, in each case, the Corporation shall cause to be filed at each office or agency maintained for the purpose of conversion of this Preferred Stock, and shall cause to be delivered by facsimile or email to each Holder at its last facsimile number or email address as it shall appear upon the stock books of the Corporation, at least twenty (20) calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange, provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Corporation or any of the Subsidiaries, the Corporation shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 8-K. For the avoidance of doubt, and without limiting the conversion rights of any Holder, each Holder shall remain entitled to convert the Conversion Amount of this Preferred Stock (or any part hereof) during the twenty (20)-day period commencing on the date of such notice through the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

(h)       Voluntary Adjustment By Corporation. Subject to the rules and regulations of the Trading Market, the Corporation may at any time, subject to the prior written consent of the Required Holders, reduce the then current Conversion Price to any amount and for any period of time deemed appropriate by the board of directors of the Corporation.

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Section 8.   Redemption.

(a)       Redemption by the Corporation. Subject to the provisions of this Section 8 and unless prohibited by applicable law governing distributions to stockholders, at any time on or after the third anniversary of the Closing and from time to time thereafter, the Corporation may, in its sole discretion, redeem all or a portion of the outstanding shares of Preferred Stock:

(i)        on or after the third anniversary of the Closing but prior to the fourth anniversary of the Closing, at a redemption price per share equal to 115% of the Accrued Value;

(ii)       on or after the fourth anniversary of the Closing but prior to the fifth anniversary of the Closing, at a redemption price per share equal to 110% of the Accrued Value; and

(iii)     on or after the fifth anniversary of the Closing, at a redemption price per share equal to 100% of the Accrued Value.

If, on the date of such redemption, applicable law governing distributions to stockholders prevents the Corporation from redeeming all shares of Preferred Stock scheduled to be redeemed, the Corporation shall be entitled to ratably redeem the maximum number of shares that it may redeem consistent with such law and any Preferred Stock not so redeemed shall remain outstanding. The Corporation shall provide written notice (the “Corporation Notice”) by first class mail postage prepaid, to each Holder of record (determined at the close of business on the Business Day next preceding the day on which the Corporation Notice is given) of the Preferred Stock to be redeemed, at the address last shown on the records of the Corporation for such Holder, notifying such Holder of the redemption to be effected, specifying the number of shares to be redeemed from such Holder, specifying the date of such redemption, the redemption price, the place at which payment may be obtained and calling upon such Holder to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares to be redeemed; provided that the date of redemption shall be not less than 15 days from the date of the Corporation Notice. Except as otherwise provided herein, on or after the applicable date of redemption, each Holder to be redeemed shall surrender to the Corporation the certificate or certificates representing such shares, in the manner and at the place designated in the Corporation Notice, and thereupon the price of redemption of such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be cancelled. In the event less than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares. Notwithstanding anything herein to the contrary, each Holder shall remain entitled to convert the Conversion Amount of its Preferred Stock (or any part thereof) during the 15-day period commencing on the date of the Corporation Notice through the applicable date of redemption.

(b)       Redemption by the Holders.

(i)        Unless prohibited by applicable law governing distribution to stockholders, shares of Preferred Stock shall be redeemed by the Corporation at a purchase price equal to the Accrued Value (the “Redemption Price”), if at any time and from time to time after the fifth (5th) anniversary of the Closing, the Required Holders deliver to the Corporation a written notice demanding redemption of all shares of Preferred Stock (the “Redemption Request”). The 20th day after the date of the Corporation Notice shall be referred to as the “Redemption Date.” Upon receipt of a Redemption Request, the Corporation shall apply all of its assets to any such redemption, and to no other corporate purpose, until the Redemption Price has been paid in full, except to the extent prohibited by Delaware law governing distributions to stockholders.

(ii)       Following receipt of a Redemption Request, the Corporation shall send written notice of the mandatory redemption (the “Redemption Notice”) to each Holder of record of Preferred Stock not less than 15 days prior to the Redemption Date. The Redemption Notice shall state:

a.      the number of shares of Preferred Stock held by the Holder that the Corporation shall redeem on the Redemption Date;

b.      the Redemption Date and the Redemption Price;

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c.      the date upon which the Holder’s right to convert such shares terminates; and

d.      for Holders of shares in certificated form, that the Holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed.

If the Corporation receives, on or prior to the 10th day after the date of delivery of the Redemption Notice to a Holder of Preferred Stock, written notice from a Holder of greater than 10% of the outstanding shares of Preferred Stock that such Holder elects to be excluded from the redemption provided in this Section 8(b), then the shares of Preferred Stock registered on the books of the Corporation in the name of such Holder at the time of the Corporation’s receipt of such notice shall thereafter be “Excluded Shares.” Excluded Shares shall not be redeemed or redeemable pursuant to this Section 8(b), whether on such Redemption Date or thereafter.

(iii)     On the Redemption Date, the Corporation shall redeem the Preferred Stock owned by each Holder; provided, however, that Excluded Shares shall not be redeemed. If on the Redemption Date Delaware law governing distributions to stockholders prevents the Corporation from redeeming all shares of Preferred Stock to be redeemed, the Corporation shall ratably redeem the maximum number of shares that it may redeem consistent with such law, and shall redeem the remaining shares as soon as it may lawfully do so under such law. In the event that any portion of the Redemption Price has not been paid within five (5) Business Days following the Redemption Date, interest on such unpaid portion of the Redemption Price shall accrue thereon until such amount is paid in full at a rate equal to the lesser of (i) 24.0% per annum and (ii) the maximum rate permitted under applicable law. Such interest shall be paid by the Corporation, in its sole discretion, (i) in cash or (ii) subject to the satisfaction of the Equity Conditions at the time of payment, shares of Class A Common Stock.

(c)         Rights Subsequent to Redemption. Upon the redemption of shares of Preferred Stock pursuant to Section 8(a) or Section 8(b), all rights with respect to such shares of Preferred Stock shall immediately terminate, except with respect to the right of the Holders to receive the applicable redemption price with respect to such shares of Preferred Stock in accordance with Section 8(a) or Section 8(b), as applicable.

Section 9.     Miscellaneous.

(a)  Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder including, without limitation, any Notice of Conversion, shall be in writing and delivered personally, by e-mail attachment, or sent by a nationally recognized overnight courier service, addressed to the Corporation, at the address set forth above Attention: [•], e-mail address [•], or such other e-mail address or address as the Corporation may specify for such purposes by notice to the Holders delivered in accordance with this Section 9. Any and all notices or other communications or deliveries to be provided by the Corporation hereunder shall be in writing and delivered personally, by facsimile or e-mail attachment, or sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile number, e-mail address or address of such Holder appearing on the books of the Corporation, or if no such facsimile number, e-mail address or address appears on the books of the Corporation, at the principal place of business of such Holder, as set forth in the Purchase Agreement. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the time of transmission, if such notice or communication is delivered via facsimile at the facsimile number or e-mail attachment at the e-mail address set forth in this Section prior to 5:30 p.m. (New York City time) on any date, (ii) the next Trading Day after the time of transmission, if such notice or communication is delivered via facsimile at the facsimile number or e-mail attachment at the e-mail address set forth in this Section on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the second Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

(b)  Absolute Obligation. Except as expressly provided herein, no provision of this Certificate of Designation shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay liquidated damages and accrued dividends, as applicable, on the shares of Preferred Stock at the time, place, and rate, and in the coin or currency, herein prescribed.

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(c)       Lost or Mutilated Preferred Stock Certificate. If a Holder’s Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall issue or cause to be issued, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Preferred Stock so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof reasonably satisfactory to the Corporation (which shall not include the posting of any bond). The applicant for a new certificate under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement certificate.

(d)       Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Certificate of Designation shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflict of laws thereof. All legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by this Certificate of Designation (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state and federal courts sitting in the City of Wilmington, Delaware, County of New Castle (the “Delaware Courts”). The Corporation and each Holder hereby irrevocably submits to the exclusive jurisdiction of the Delaware Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such Delaware Courts, or such Delaware Courts are improper or inconvenient venue for such proceeding. The Corporation and each Holder hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Certificate of Designation and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. The Corporation and each Holder hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Certificate of Designation or the transactions contemplated hereby. If the Corporation or any Holder shall commence an action or proceeding to enforce any provisions of this Certificate of Designation, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.

(e)       Waiver. Any waiver by the Corporation or a Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other Holders. The failure of the Corporation or a Holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation on any other occasion. Any waiver by the Corporation or a Holder must be in writing.

(f)       Severability. If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

(g)       Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

(h)       Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designation and shall not be deemed to limit or affect any of the provisions hereof.

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(i)        Status of Converted or Redeemed Preferred Stock. Shares of Preferred Stock may only be issued pursuant to the Purchase Agreement. If any shares of Preferred Stock shall be converted, redeemed or reacquired by the Corporation, such shares shall resume the status of authorized but unissued shares of preferred stock and shall no longer be designated as 10.0% Series A Cumulative Convertible Preferred Stock.

(j)        Tax Withholding. The Corporation agrees that, provided that each Holder delivers to the Corporation a properly executed IRS Form W-9 or other certification satisfactory to the Corporation certifying as to such Holder’s status (or the status of such Holder’s beneficial owner(s)) as a United States person (within the meaning of Section 7701(a)(30) of the Code) and such Holder’s (or such beneficial owners’) eligibility for complete exemption from backup withholding (“U.S. Person Certification”), under current law the Corporation (including any paying agent of the Corporation) shall not be required to, and shall not, withhold on any payments or deemed payments to any such Holder. In the event that any Holder fails to deliver to the Corporation such properly executed U.S. Person Certification, the Corporation reasonably believes that a previously delivered U.S. Person Certification is no longer accurate and/or valid, or there is a change in law that affects the withholding obligations of the Corporation, the Corporation and its paying agent shall be entitled to withhold taxes on all payments made to the relevant Holder in the form of cash or otherwise treated, in the Corporation’s reasonable discretion, as a dividend for U.S. federal tax purposes or to request that the relevant Holder promptly pay the Corporation in cash any amounts required to satisfy any withholding tax obligations, in each case, to the extent the Corporation or its paying agent determines in good faith it is required to deduct and withhold tax on payments to the relevant Holder under applicable law; provided, that the Corporation shall use commercially reasonable efforts to notify the relevant Holder of any required withholding tax reasonably in advance of the date of the relevant payment. In the event that the Corporation does not have sufficient cash with respect to any Holder from withholding on cash payments otherwise payable to such Holder and cash paid to the Corporation by such Holder to the Corporation pursuant to the immediately preceding sentence, the Corporation and its paying agent shall be entitled to withhold taxes on deemed payments, including distributions of additional Preferred Stock in lieu of cash and constructive distributions on the Preferred Stock to the extent required by law, and the Corporation and its paying agent shall be entitled to satisfy any required withholding tax on non-cash payments (including deemed payments) through a sale of a portion of the Preferred Stock received as a dividend or from cash dividends or sales proceeds subsequently paid or credited on the Preferred Stock.

(k)       Tax Treatment. Absent a change in law, Internal Revenue Service practice or a contrary determination (as defined in Section 1313(a) of the Internal Revenue Code, as amended (the “Code”)), each holder of Preferred Stock and the Corporation shall not treat the Preferred Stock (based on their terms as set forth in this Certificate of Designation) as “preferred stock” within the meaning of Section 305 of the Code and Treasury Regulation Section 1.305-5 for United States federal income tax and withholding tax purposes and shall not take any position inconsistent with such treatment.

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Annex H-55

ANNEX A to EXHIBIT A to EXHIBIT H

NOTICE OF CONVERSION
(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT SHARES OF 10.0% SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK)

The undersigned hereby elects to convert the number of shares of 10.0% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share (the “Preferred Stock”), indicated below into shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Inflection Point Acquisition Corp., a Cayman Islands exempted company (the “Corporation”), according to the conditions hereof, as of the date written below. If shares of Class A Common Stock are to be issued in the name of a Person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as may be required by the Corporation in accordance with the Purchase Agreement. No fee will be charged to the Holders for any conversion, except for any such transfer taxes.

Conversion calculations:

Date to Effect Conversion: __________________________________________________________

Number of shares of Preferred Stock owned prior to Conversion: ___________________________

Number of shares of Preferred Stock to be Converted: ____________________________________

Stated Value of shares of Preferred Stock to be Converted: ________________________________

Number of shares of Class A Common Stock to be Issued: ________________________________

Applicable Conversion Price: _______________________________________________________

Number of shares of Preferred Stock subsequent to Conversion: _____________________________

Address for Delivery: ______________________________________________________________

or

DWAC Instructions:

Broker no:

Account no:

[HOLDER]
By:
Name:
Title:

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EXHIBIT B

Form of A&R Registration Rights Agreement

[See Annex E to this proxy statement/prospectus]

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EXHIBIT C

Form of Class A Common Stock Purchase Warrant

NEITHER THIS SECURITY NOR THE SECURITIES FOR WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.

CLASS A COMMON STOCK PURCHASE WARRANT

INTUITIVE MACHINES, INC.

Warrant Shares: [_______]	Initial Exercise Date: [_______], 202[•]

THIS CLASS A COMMON STOCK PURCHASE WARRANT (the “Warrant”) certifies that, for value received, [_____________] or its assigns (the “Holder”) is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date hereof (the “Initial Exercise Date”) and on or prior to 5:00 p.m. (New York City time) on [_____], 202[•] (the “Termination Date”) but not thereafter, to subscribe for and purchase from Intuitive Machines, Inc., a Delaware corporation (the “Company”), up to [______] shares (as subject to adjustment hereunder, the “Warrant Shares”) of Class A common stock, par value $[•] per share, of the Company (the “Class A Common Stock”). The purchase price of one share of Class A Common Stock under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b).

Section 1.            Definitions. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in that certain Securities Purchase Agreement (the “Purchase Agreement”), dated as of September 16, 2022, by and among the Company and the purchasers signatory thereto.

Section 2.            Exercise.

(a)  Exercise of Warrant. Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Termination Date by delivery to the Company (or such other office or agency that the Company may designate by notice in writing to the registered Holder at the address of the Holder appearing on the books of the Company), as applicable, of a duly executed facsimile copy or PDF copy submitted by e-mail (or e-mail attachment) of the Notice of Exercise in the form annexed hereto (the “Notice of Exercise”). Within the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined in Section 2(d)(i) herein) following the date of exercise as aforesaid, the Holder shall deliver to the Company the aggregate Exercise Price for the shares specified in the applicable Notice of Exercise by wire transfer or cashier’s check drawn on a United States bank unless the cashless exercise procedure specified in Section 2(c) below is specified in the applicable Notice of Exercise. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise be required. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation within three (3) Trading Days of the date on which the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased. The Holder and the Company shall maintain records showing the number of Warrant Shares purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise within one (1) Business Day of receipt of such notice. The Holder and any assignee, by acceptance of this Warrant,

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acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

(b)  Exercise Price. The exercise price per share of Class A Common Stock under this Warrant shall be $15.00, subject to adjustment hereunder (the “Exercise Price”). Notwithstanding the foregoing, at any time that the Conversion Price (as defined in the Certificate of Designation) adjusts (or is otherwise lowered) pursuant to the terms of the Certificate of Designation (each, an “Adjustment Time”, and such adjusted Conversion Price related thereto, each, an “Adjusted Conversion Price”), if the Exercise Price then in effect immediately following such Adjustment Time is greater than such related Adjusted Conversion Price, immediately following such Adjustment Time the Exercise Price then in effect shall automatically be lowered by an amount equal to the difference between the Conversion Price immediately prior to the Adjustment Time and the Adjusted Conversion Price immediately after the Adjustment Time. Simultaneously with any adjustment to the Exercise Price pursuant to this Section 2(b), the number of Warrant Shares that may be purchased upon exercise of this Warrant shall be increased proportionately, so that after such adjustment, the aggregate Exercise Price payable hereunder for the adjusted number of Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment (without regard to any limitations on exercise contained herein).

(c)  Cashless Exercise. If at any time after the six (6) month anniversary of the Closing Date, there is no effective registration statement registering, or the prospectus contained therein is not available for the resale of the Warrant Shares by the Holder, then this Warrant may also be exercised, in whole or in part, at such time by means of a “cashless exercise” in which the Holder shall be entitled to receive a number of Warrant Shares equal to the quotient obtained by dividing ((A-B) multiplied by (X)) by (A), where:

(A) = as applicable: (i) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise if such Notice of Exercise is (1) both executed and delivered pursuant to Section 2(a) hereof on a day that is not a Trading Day or (2) both executed and delivered pursuant to Section 2(a) hereof on a Trading Day prior to the opening of “regular trading hours” (as defined in Rule 600(b) of Regulation NMS promulgated under the federal securities laws) on such Trading Day, (ii) at the option of the Holder, either (y) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise or (z) the Bid Price of the Class A Common Stock on the principal Trading Market as reported by Bloomberg L.P. (“Bloomberg”) as of the time of the Holder’s execution of the applicable Notice of Exercise if such Notice of Exercise is executed during “regular trading hours” on a Trading Day and is delivered within two (2) hours thereafter (including until two (2) hours after the close of “regular trading hours” on a Trading Day) pursuant to Section 2(a) hereof or (iii) the VWAP on the date of the applicable Notice of Exercise if the date of such Notice of Exercise is a Trading Day and such Notice of Exercise is both executed and delivered pursuant to Section 2(a) hereof after the close of “regular trading hours” on such Trading Day;

(B) =  the Exercise Price of this Warrant, as adjusted hereunder; and

(X) = the number of Warrant Shares that would be issuable upon exercise of this Warrant in accordance with the terms of this Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

If Warrant Shares are issued in such a cashless exercise, the parties acknowledge and agree that in accordance with Section 3(a)(9) of the Securities Act, the Warrant Shares shall take on the characteristics of the Warrants being exercised, and the holding period of the Warrant Shares being issued may be tacked on to the holding period of this Warrant. The Company agrees not to take any position contrary to this Section 2(c).

“Bid Price” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Class A Common Stock is then listed or quoted on a Trading Market, the bid price of the Class A Common Stock for the time in question (or the nearest preceding date) on the Trading Market on which the Class A Common Stock is then listed or quoted as reported by Bloomberg (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the Class A Common Stock for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Class A Common Stock is not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Class A Common Stock are then reported on The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most

Annex H-59

recent bid price per share of the Class A Common Stock so reported, or (d) in all other cases, the fair market value of a share of Class A Common Stock as determined by an independent appraiser selected in good faith by the Purchasers of a majority in interest of the Securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Class A Common Stock is then listed or quoted on a Trading Market, the daily volume weighted average price of the Class A Common Stock for such date (or the nearest preceding date) on the Trading Market on which the Class A Common Stock is then listed or quoted as reported by Bloomberg (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the Class A Common Stock for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Class A Common Stock is not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Class A Common Stock are then reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Class A Common Stock so reported, or (d) in all other cases, the fair market value of a share of Class A Common Stock as determined by an independent appraiser selected in good faith by the Purchasers of a majority in interest of the Securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

Notwithstanding anything herein to the contrary, on the Termination Date, this Warrant shall be automatically exercised via cashless exercise pursuant to this Section 2(c).

(d)  Mechanics of Exercise.

(i)   Delivery of Warrant Shares Upon Exercise. The Company shall cause the Warrant Shares purchased hereunder to be transmitted by the Transfer Agent to the Holder by crediting the account of the Holder’s or its designee’s balance account with The Depository Trust Company through its Deposit or Withdrawal at Custodian system (“DWAC”) if the Company is then a participant in such system and there is an effective registration statement permitting the issuance of the Warrant Shares to or resale of the Warrant Shares by the Holder, and otherwise by physical delivery of a certificate, (or reasonable evidence of issuance by book entry of ownership of the Warrant Shares) registered in the Company’s share register in the name of the Holder or its designee, for the number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the address specified by the Holder in the Notice of Exercise by the date that is the later of (i) the Standard Settlement Period after the delivery to the Company of the Notice of Exercise, and (ii) one (1) Trading Day after delivery of the aggregate Exercise Price to the Company (such date, the “Warrant Share Delivery Date”); provided, however, in any event, the Company shall not be obligated to deliver Warrant Shares until it has received the aggregate Exercise Price therefor. Upon delivery of the Notice of Exercise, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the Warrant Shares, provided that payment of the aggregate Exercise Price (other than in the case of a cashless exercise) is received within the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period following delivery of the Notice of Exercise. The Company agrees to maintain a transfer agent that is a participant in the FAST program so long as this Warrant remains outstanding and exercisable. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the Class A Common Stock as in effect on the date of delivery of the Notice of Exercise.

(ii)  Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the Warrant Shares, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

(iii) Rescission Rights. If the Company fails to cause the Transfer Agent to transmit to the Holder the Warrant Shares pursuant to Section 2(d)(i) by the Warrant Share Delivery Date (subject to receipt of the aggregate Exercise Price for the applicable exercise (other than in the case of a cashless exercise)), then the Holder will have the right to rescind such exercise prior to the delivery of the Warrant Shares.

Annex H-60

(iv) No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.

(v)  Charges, Taxes and Expenses. Issuance of Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Warrant Shares, all of which taxes and expenses shall be paid by the Company, and such Warrant Shares shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that, in the event that Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto. The Company shall pay all Transfer Agent fees required for same-day processing of any Notice of Exercise and all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Warrant Shares pursuant to the terms of this Warrant.

(vi) Closing of Books. The Company will not close its stockholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

(e)  Holder’s Exercise Limitations. The Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder’s Affiliates, and any other Persons acting as a group together with the Holder or any of the Holder’s Affiliates (such Persons, “Attribution Parties”)), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of shares of Class A Common Stock beneficially owned by the Holder, its Affiliates and Attribution Parties shall include the number of shares of Class A Common Stock issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of shares of Class A Common Stock which would be issuable upon (i) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company (including, without limitation, any other Common Stock Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 2(e), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 2(e) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable up to the Beneficial Ownership Limitation shall be in the sole discretion of the Holder, and the submission of a Notice of Exercise shall be deemed to be the Holder’s good faith determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination and shall have no liability for exercises of this Warrant that are not in compliance with the Beneficial Ownership Limitation. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder and the Company shall have no obligation to verify or confirm the accuracy of such determination and shall have no liability for exercises of the Warrant that are not in compliance with the Beneficial Ownership Limitation. For purposes of this Section 2(e), in determining the number of outstanding shares of Class A Common Stock, a Holder may rely on the number of outstanding shares of Class A Common Stock as reflected in (A) the Company’s most recent periodic or annual report filed with the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or the Transfer Agent setting forth the number of shares of Class A Common Stock

Annex H-61

outstanding. Upon the written or oral request of a Holder, the Company shall within two (2) Trading Days confirm orally and in writing to the Holder the number of shares of Class A Common Stock then outstanding. In any case, the number of outstanding shares of Class A Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding shares of Class A Common Stock was reported. The “Beneficial Ownership Limitation” shall be 9.99% of the number of shares of the Class A Common Stock outstanding immediately after giving effect to the issuance of shares of Class A Common Stock issuable upon exercise of this Warrant. The Holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 2(e), provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of shares of the Class A Common Stock outstanding immediately after giving effect to the issuance of shares of Class A Common Stock upon exercise of this Warrant held by the Holder and the provisions of this Section 2(e) shall continue to apply. Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(e) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

Section 3.            Certain Adjustments.

(a)  Stock Dividends and Splits. If the Company at any time while this Warrant is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions on shares of its Class A Common Stock or any other equity or equity equivalent securities payable in shares of Class A Common Stock (which, for avoidance of doubt, shall not include any shares of Class A Common Stock issued by the Company upon exercise of this Warrant or any cash distributions), (ii) subdivides outstanding shares of Class A Common Stock into a larger number of shares, (iii) combines (including by way of reverse stock split) outstanding shares of Class A Common Stock into a smaller number of shares, or (iv) issues by reclassification of shares of the Class A Common Stock any shares of capital stock of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Class A Common Stock (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of shares of Class A Common Stock outstanding immediately after such event, and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

(b)  Adjustment Upon Issuance of Class A Common Stock. If and whenever on or after the Closing Date, the Company issues or sells, or in accordance with this Section 3(b) is deemed to have issued or sold, any shares of Class A Common Stock (including the issuance or sale of shares of Class A Common Stock owned or held by or for the account of the Company, but excluding shares of Class A Common Stock deemed to have been issued or sold by the Company in connection with any Exempt Issuance) for a consideration per share (the “New Issuance Price”) less than a price (the “Applicable Price”) equal to the Exercise Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a “Dilutive Issuance”), then immediately after such Dilutive Issuance, the Exercise Price then in effect shall be reduced to an amount equal to the greater of (i) the Applicable Price immediately prior to the Dilutive Issuance less an amount equal to the difference between the Applicable Price immediately prior to the Dilutive Issuance and the New Issuance Price and (ii) $11.50.

As used in this Warrant, the following terms shall have the following meanings:

(I)     “Common Stock Equivalents” means any securities of the Company which would entitle the holder thereof to acquire at any time Class A Common Stock, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Class A Common Stock, and any securities of the Company that when paired with one or more other securities of the Company or another entity entitles the holder thereof to receive, Class A Common Stock.

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(II)    “Convertible Securities” means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any shares of Class A Common Stock and any securities of the Company that when paired with one or more other securities of the Company or another entity entitles the holder thereof to receive, Class A Common Stock;

(III)  “Exempt Issuance” means the issuance of (a) any securities of the Company to employees, officers, directors, consultants, contractors, vendors or other agents of the Company pursuant to any stock or option plan duly adopted for such purpose, by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose for services rendered to the Company, (b) securities upon the exercise or exchange of or conversion of any Securities (as defined in the Purchase Agreement) and/or other securities exercisable or exchangeable for or convertible into shares of Class A Common Stock issued and outstanding on the date of this Agreement, provided that such securities have not been amended since the date of this Warrant to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (other than in connection with stock splits or combinations) or to extend the term of such securities, (c) the Underlying Shares (as defined in the Purchase Agreement), and (d) securities issued pursuant to any merger, acquisition or strategic transaction or partnership approved by a majority of the directors of the Company, provided that such securities are issued as “restricted securities” (as defined in Rule 144) and provided that any such issuance shall only be to a Person (or to the equityholders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds but any such Exempt Issuance shall not include a transaction in which the Company is issuing securities (x) primarily for the purpose of raising capital, including an at-the-market offering or (y) to an entity whose primary business is investing in securities.

(IV)  “Options” means any rights, warrants or options to subscribe for or purchase shares of Class A Common Stock or Convertible Securities; and

(V)    “Option Value” means the value of an Option based on the Black and Scholes Option Pricing model obtained from the “OV” function on Bloomberg determined as of (A) the Trading Day prior to the public announcement of the issuance of the applicable Option, if the issuance of such Option is publicly announced or (B) the Trading Day immediately following the issuance of the applicable Option if the issuance of such Option is not publicly announced, for pricing purposes and reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of the applicable Option as of the applicable date of determination, (ii) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the HVT function on Bloomberg as of (A) the Trading Day immediately following the public announcement of the applicable Option if the issuance of such Option is publicly announced or (B) the Trading Day immediately following the issuance of the applicable Option if the issuance of such Option is not publicly announced, (iii) the underlying price per share used in such calculation shall be the highest weighted average price of the Class A Common Stock during the period beginning on the Trading Day prior to the execution of definitive documentation relating to the issuance of the applicable Option and ending on (A) the Trading Day immediately following the public announcement of such issuance, if the issuance of such Option is publicly announced or (B) the Trading Day immediately following the issuance of the applicable Option if the issuance of such Option is not publicly announced, (iv) a zero cost of borrow and (v) a 360 day annualization factor.

For purposes of determining the adjusted Exercise Price under this Section 3(b), the following shall be applicable:

(i)   Issuance of Options. If the Company in any manner grants or sells any Options after the Initial Exercise Date and the lowest price per share for which one share of Class A Common Stock is issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option is less than the Applicable Price, then such share of Class A Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the

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time of the granting or sale of such Option for such price per share. For purposes of this Section 3(b)(i), the “lowest price per share for which one share of Class A Common Stock is issuable upon the exercise of any such Options or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option” shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one share of Class A Common Stock upon the granting or sale of the Option, upon exercise of the Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option less any consideration paid or payable by the Company with respect to such one share of Class A Common Stock upon the granting or sale of such Option, upon exercise of such Option and upon conversion exercise or exchange of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Exercise Price shall be made upon the actual issuance of such shares of Class A Common Stock or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such shares of Class A Common Stock upon conversion, exercise or exchange of such Convertible Securities.

(ii)  Issuance of Convertible Securities. If the Company in any manner issues or sells any Convertible Securities after the Initial Exercise Date and the lowest price per share for which one share of Class A Common Stock is issuable upon the conversion, exercise or exchange thereof is less than the Applicable Price, then such share of Class A Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share. For the purposes of this Section 3(b)(ii), the “lowest price per share for which one share of Class A Common Stock is issuable upon the conversion, exercise or exchange thereof” shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one share of Class A Common Stock upon the issuance or sale of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security less any consideration paid or payable by the Company with respect to such one share of Class A Common Stock upon the issuance or sale of such Convertible Security and upon conversion, exercise or exchange of such Convertible Security. No further adjustment of the Exercise Price shall be made upon the actual issuance of such shares of Class A Common Stock upon conversion, exercise or exchange of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of this Warrant has been or is to be made pursuant to other provisions of this Section 3(b), no further adjustment of the Exercise Price shall be made by reason of such issue or sale.

(iii) Change in Option Price or Rate of Conversion. If, after the Initial Exercise Date, the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for Class A Common Stock increases or decreases at any time, the Exercise Price in effect at the time of such increase or decrease shall be adjusted to the Exercise Price, which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 3(b)(iii), if the terms of any Option or Convertible Security that was outstanding as of the Initial Exercise Date are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the shares of Class A Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Section 3(b) shall be made if such adjustment would result in an increase of the Exercise Price then in effect.

(iv) Calculation of Consideration Received. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction, (x) the Options will be deemed to have been issued for the Option Value of such Options and (y) the other securities issued or sold in such integrated transaction shall be deemed to have been issued or sold for the difference of (I) the aggregate consideration received by the Company less any consideration paid or payable by the Company pursuant to the terms of such other securities of the Company, less (II) the Option Value. If any shares of Class A Common Stock, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration other than cash received therefor will be deemed to be the net amount received by the Company therefor. If any shares of Class A Common Stock, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such

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consideration received by the Company will be the fair value of such consideration, except where such consideration consists of publicly traded securities, in which case the amount of consideration received by the Company will be the closing sale price of such publicly traded securities on the date of receipt. If any shares of Class A Common Stock, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such shares of Class A Common Stock, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or publicly traded securities will be determined jointly by the Company and a majority in interest of the Securities then outstanding. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the “Valuation Event”), the fair value of such consideration will be determined within five (5) Business Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and a majority in interest of the Securities then outstanding. The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

(v)  Record Date. If the Company takes a record of the holders of Class A Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in shares of Class A Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase shares of Class A Common Stock, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Class A Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

(vi) Expiration or Termination of Options or Convertible Securities. Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Securities (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Exercise Price pursuant to the terms of Section 3(b), the Exercise Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Securities (or portion thereof) never been issued.

(c)  Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 3(a) above, if at any time after the Initial Exercise Date the Company grants, issues or sells any Common Stock Equivalents or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of shares of Class A Common Stock (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Class A Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Class A Common Stock are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, that, to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such shares of Class A Common Stock as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

(d)  Pro Rata Distributions. During such time after the Initial Exercise Date as this Warrant is outstanding, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of Class A Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Warrant, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of shares of Class A Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial

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Ownership Limitation) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of shares of Class A Common Stock are to be determined for the participation in such Distribution (provided, however, that, to the extent that the Holder’s right to participate in any such Distribution would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Distribution to such extent (or in the beneficial ownership of any shares of Class A Common Stock as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

(e)  Fundamental Transaction. If, at any time after the Initial Exercise Date while this Warrant is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company (and all of its subsidiaries, taken as a whole), directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Class A Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Class A Common Stock, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Class A Common Stock or any compulsory share exchange pursuant to which the Class A Common Stock is effectively converted into or exchanged for other securities, cash or property (other than as a result of a stock split, combination or reclassification of shares of Class A Common Stock covered by Section 3(a)), or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires 50% or more of the outstanding shares of Class A Common Stock (not including any shares of Class A Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) or 50% or more of the voting power of the common equity of the Company (each a “Fundamental Transaction”), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder (without regard to any limitation in Section 2(e) on the exercise of this Warrant), the number of shares of Class A Common Stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of shares of Class A Common Stock for which this Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation in Section 2(e) on the exercise of this Warrant). For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Class A Common Stock in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Class A Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. Notwithstanding anything to the contrary, in the event of a Fundamental Transaction, the Company or any Successor Entity (as defined below) shall, at the Holder’s option, exercisable at any time concurrently with, or within 30 days after, the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of the applicable Fundamental Transaction), purchase this Warrant from the Holder by paying to the Holder an amount of cash equal to the Black Scholes Value (as defined below) of the remaining unexercised portion of this Warrant on the date of the consummation of such Fundamental Transaction; provided, that if holders of Class A Common Stock of the Company are not offered or paid any consideration in such Fundamental Transaction, such holders of Class A Common Stock will be deemed to have received common stock or ordinary shares of the Successor Entity (which Successor Entity may be the Company following such Fundamental Transaction) in such Fundamental Transaction. “Black Scholes Value” means the value of this Warrant based on the Black-Scholes Option Pricing Model obtained from the

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“OV” function on Bloomberg determined as of the day of consummation of the applicable Fundamental Transaction for pricing purposes and reflecting (A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between the date of the public announcement of the applicable contemplated Fundamental Transaction and the Termination Date, (B) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the HVT function on Bloomberg (determined utilizing a 365 day annualization factor) as of the Trading Day immediately following the public announcement of the applicable contemplated Fundamental Transaction, (C) the underlying price per share used in such calculation shall be the greater of (i) the sum of the price per share being offered in cash, if any, plus the value of any non-cash consideration, if any, being offered in such Fundamental Transaction and (ii) the highest VWAP during the period beginning on the Trading Day immediately preceding the announcement of the applicable Fundamental Transaction (or the consummation of the applicable Fundamental Transaction, if earlier) and ending on the Trading Day of the Holder’s request pursuant to this Section 3(e), (D) a remaining option time equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Termination Date and (E) a zero cost of borrow. The payment of the Black Scholes Value will be made by wire transfer of immediately available funds (or such other consideration) within the later of (i) five Business Days of the Holder’s election and (ii) the date of consummation of the Fundamental Transaction. The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this Section 3(e) pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant which is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the shares of Class A Common Stock acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the Exercise Price hereunder to such shares of capital stock (but taking into account the relative value of the shares of Class A Common Stock pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein.

(f)   Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of shares of Class A Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Class A Common Stock (excluding treasury shares, if any) issued and outstanding.

(g)  Number of Warrant Shares. Simultaneously with any adjustment to the Exercise Price pursuant to this Section 3(a), the number of Warrant Shares that may be purchased upon exercise of this Warrant shall be increased or decreased proportionately so that after such adjustment the aggregate Exercise Price payable hereunder for the adjusted number of Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment (without regard to any limitations on exercise contained herein).

(h)  Notice to Holder.

(i)   Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly deliver to the Holder by facsimile or email a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Warrant Shares and setting forth a brief statement of the facts requiring such adjustment.

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(ii)  Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Class A Common Stock, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Class A Common Stock, (C) the Company shall authorize the granting to all holders of the Class A Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Class A Common Stock, any consolidation or merger to which the Company (or any of its subsidiaries) is a party, any sale or transfer of all or substantially all of its assets, or any compulsory share exchange whereby the Class A Common Stock is converted into other securities, cash or property, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be delivered by facsimile or email to the Holder at its last facsimile number or email address as it shall appear upon the Warrant Register of the Company, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Class A Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Class A Common Stock of record shall be entitled to exchange their shares of the Class A Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided, that, notwithstanding the foregoing, any notice delivery requirement hereunder shall also be deemed satisfied by filing or furnishing such communication with the Commission via the EDGAR system; provided, further, that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided to the Holder in accordance with the terms of this Warrant constitutes, or contains, material, non-public information regarding the Company or any of the subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 8-K. The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

(i)   Voluntary Adjustment By Company. Subject to the rules and regulations of the Trading Market, the Company may at any time during the term of this Warrant, subject to the prior written consent of the Holder, reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the board of directors of the Company.

Section 4.            Transfer of Warrant.

(a)  Transferability. Subject to compliance with any applicable securities laws and the conditions set forth in Section 4(d) hereof and to the provisions of Section 4.1 of the Purchase Agreement, this Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company unless the Holder has assigned this Warrant in full, in which case, the Holder shall surrender this Warrant to the Company within three (3) Trading Days of the date on which the Holder delivers an assignment form to the Company assigning this Warrant in full. The Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.

(b)  New Warrants. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance

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with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the Initial Exercise Date and shall be identical with this Warrant except as to the number of Warrant Shares issuable pursuant thereto.

(c)  Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

(d)  Transfer Restrictions. If, at the time of the surrender of this Warrant in connection with any transfer of this Warrant, the transfer of this Warrant shall not be either (i) registered pursuant to an effective registration statement under the Securities Act and under applicable state securities or blue sky laws or (ii) eligible for resale without volume or manner-of-sale restrictions or current public information requirements pursuant to Rule 144, the Company may require, as a condition of allowing such transfer, that the Holder or transferee of this Warrant, as the case may be, comply with the provisions of Section 5.7 of the Purchase Agreement.

(e)  Representation by the Holder. The Holder, by the acceptance hereof, represents and warrants that it is acquiring this Warrant and, upon any exercise hereof, will acquire the Warrant Shares issuable upon such exercise, for its own account and not with a view to or for distributing or reselling such Warrant Shares or any part thereof in violation of the Securities Act or any applicable state securities law, except pursuant to sales registered or exempted under the Securities Act.

Section 5.            Miscellaneous.

(a)  No Rights as Stockholder Until Exercise. This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a stockholder of the Company prior to the exercise hereof as set forth in Section 2(d)(i), except as expressly set forth in Section 3.

(b)  Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.

(c)  Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then, such action may be taken or such right may be exercised on the next succeeding Business Day.

(d)  Authorized Shares.

(i)   The Company covenants that, during the period the Warrant is outstanding, it will reserve from its authorized and unissued Class A Common Stock a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant (without regard to any limitation on exercise set forth herein). The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of issuing the necessary Warrant Shares upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Class A Common Stock may be listed. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment for such Warrant Shares in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

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(ii)  Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant and (iii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Company to perform its obligations under this Warrant.

(iii) Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

(e)  Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be determined in accordance with the provisions of the Purchase Agreement.

(f)   Restrictions. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered, and the Holder does not utilize cashless exercise, will have restrictions upon resale imposed by state and federal securities laws.

(g)  Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Holder’s rights, powers or remedies. Without limiting any other provision of this Warrant or the Purchase Agreement, if the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

(h)  Notices. Any notice, request or other document required or permitted to be given or delivered to the Holder by the Company shall be delivered in accordance with the notice provisions of the Purchase Agreement.

(i)   Limitation of Liability. No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Class A Common Stock or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

(j)   Remedies. The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

(k)  Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant Shares.

(l)   Amendment. This Warrant may be modified, waived or amended or the provisions hereof waived with the written consent of the Company and the Holder.

Annex H-70

(m) Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

(n)  Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

********************

(Signature Page Follows)

Annex H-71

IN WITNESS WHEREOF, the parties hereto have caused this Class A Common Stock Purchase Warrant to be duly executed by their respective authorized signatories as of the date first indicated above.

Inflection Point ACQUISITION CORP.		Address for Notice: 34 East 51st Street, 5th Floor
By:		New York, New York 10022
Name:	Michael Blitzer
Title:	Co-Chief Executive Officer	Email:
With a copy to (which shall not constitute notice):
White & Case LLP 1221 Avenue of the Americas New York, New York 10020
Attn: Joel L. Rubinstein Email:

Annex H-72

IN WITNESS WHEREOF, the undersigned have caused this Class A Common Stock Warrant to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser:

Signature of Authorized Signatory of Purchaser:

Name of Authorized Signatory:

Title of Authorized Signatory:

Email Address of Authorized Signatory:

Address for Notice to Purchaser:

Address for Delivery of Securities to Purchaser (if not same as address for notice):

Subscription Amount:

Shares of Preferred Stock:

Warrant Shares:

Beneficial Ownership Blocker ☐ 4.99% or ☐ 9.99%

EIN Number:

Annex H-73

EXHIBIT A

NOTICE OF EXERCISE

TO:

Attn:
Email:

(1) The undersigned hereby elects to purchase ________ Warrant Shares of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

(2) Payment shall take the form of (check applicable box):

☐ in lawful money of the United States; or

☐ if permitted the cancellation of such number of Warrant Shares as is necessary, in accordance with the formula set forth in subsection 2(c), to exercise this Warrant with respect to the maximum number of Warrant Shares purchasable pursuant to the cashless exercise procedure set forth in subsection 2(c).

(3) Please issue said Warrant Shares in the name of the undersigned or in such other name as is specified below:

The Warrant Shares shall be delivered to the following DWAC Account Number:

(4) Accredited Investor. The undersigned is an “accredited investor” as defined in Regulation D promulgated under the Securities Act of 1933, as amended.

[SIGNATURE OF HOLDER]

Name of Investing Entity:_______________________________________________________________________
Signature of Authorized Signatory of Investing Entity:________________________________________________
Name of Authorized Signatory:__________________________________________________________________
Title of Authorized Signatory:___________________________________________________________________
Date:_______________________________________________________________________________________

Annex H-74

EXHIBIT B

ASSIGNMENT FORM

(To assign the foregoing Warrant, execute this form and supply required information. Do not use this form to purchase shares.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name:
(Please Print)
Address:
(Please Print)
Phone Number:
Email Address:
Dated: _______________ __, ______
Holder’s Signature:
Holder’s Address:

Annex H-75

ANNEX I

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement (this “Agreement”) is dated as of September 16, 2022, by and among Inflection Point Holdings LLC, a Cayman Islands limited liability company (the “Sponsor”), Inflection Point Acquisition Corp., a Cayman Islands exempted company limited by shares (which shall domesticate as a Delaware corporation prior to the Closing) (the “Purchaser”), and Intuitive Machines, LLC, a Texas limited liability company (which shall convert into a Delaware limited liability company in connection with the Transactions) (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, as of the date hereof, the Sponsor is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of 8,243,750 Purchaser Class B Ordinary Shares and 6,845,000 Purchaser Private Placement Warrants (collectively, the “Subject Securities”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, the Purchaser and the Company have entered into the Business Combination Agreement (as it may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), dated as of the date hereof, pursuant to which, among other transactions, the Purchaser and the Company intend to consummate a business combination; and

WHEREAS, as an inducement to the Purchaser and the Company to enter into the Business Combination Agreement and to consummate the Transactions, the parties hereto desire to agree to certain matters as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, each intending to be legally bound hereby, hereby agree as follows:

ARTICLE I
SPONSOR SUPPORT AGREEMENT; COVENANTS

Section 1.1 Binding Effect of Business Combination Agreement. The Sponsor hereby acknowledges that it has read the Business Combination Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. The Sponsor shall be bound by, be subject to and comply with Sections 6.06 (No Solicitation), 6.15 (Public Announcements) and 6.16 (Confidential Information) of the Business Combination Agreement (and any relevant definitions contained in any such Sections) as if the Sponsor was an original signatory to the Business Combination Agreement with respect to such provisions.

Section 1.2 No Transfer.

(a) Unless otherwise deemed a Permitted Transfer (as defined below), during the period commencing on the date hereof and ending on the earliest of (a) the Closing, (b) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 8.01 (Termination) thereof (the earlier of (a) and (b), the “Expiration Time”) and (c) the liquidation of the Purchaser, the Sponsor shall not, without the prior written consent of the Company, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement/Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Securities owned by the Sponsor, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities owned by the Sponsor or (iii) take any action in furtherance of any of the matters described in the foregoing clause (i) or (ii) (each, a “Transfer”)

(b) “Permitted Transfer” means any Transfer of Subject Securities (i) to (A) any officer or director of the Purchaser, the Company or the Sponsor, (B) any Affiliates or family members of the officers or directors of the Purchaser, the Company or the Sponsor, or (C) any direct or indirect partners, members or equity holders of the Sponsor or any related investment funds or vehicles controlled or managed by such Persons or their

Annex I-1

respective Affiliates (including, for the avoidance of doubt, where such Person is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership); (ii) to a nominee or custodian of a Person to whom a Transfer would be permitted under clause (i); (iii) in connection with any legal, regulatory or other order; (iv) to a third party in connection with any non-redemption, backstop arrangement or other similar arrangement, (v) as otherwise mutually agreed upon between the Sponsor, the Purchaser and the Company, or (vi) to the Purchaser, the Company or the Sponsor; provided, however, that in the case of clauses (i) through (vi), as a precondition to such Transfer, such transferee must enter into a written agreement with the Company and the Purchaser agreeing to assume all of the obligations under this Agreement with respect to such Subject Securities and to be bound by the transfer restrictions set forth in this Agreement (to the extent applicable); provided, further, that, no Transfer permitted under this Section 1.2 shall relieve Sponsor of its obligations under this Agreement.

Section 1.3 New Shares. In the event that (a) any Purchaser Ordinary Shares, Purchaser Warrants or other equity securities of the Purchaser are issued to the Sponsor after the date of this Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of, on or affecting the Purchaser Ordinary Shares or the Purchaser Warrants owned by the Sponsor or otherwise, (b) the Sponsor purchases or otherwise acquires beneficial ownership of any Purchaser Ordinary Shares, Purchaser Warrants or other equity securities of the Purchaser after the date of this Agreement, or (c) the Sponsor acquires the right to vote or share in the voting of any Purchaser Ordinary Shares or other equity securities of the Purchaser after the date of this Agreement (such Purchaser Ordinary Shares, Purchaser Warrants or other equity securities of the Purchaser, collectively, the “New Securities”), then such New Securities acquired or purchased by the Sponsor shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Securities owned by the Sponsor as of the date hereof.

Section 1.4 Closing Date Deliverables. On the Closing Date, the Sponsor shall deliver to the Purchaser and the Company a duly executed copy of the A&R Registration Rights Agreement, the Lock-Up Agreement and the Earn Out Escrow Agreement.

Section 1.5 Agreements.

(a) At any meeting of the Purchaser Shareholders, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the Purchaser Shareholders is sought, the Sponsor shall (i) appear at each such meeting or otherwise cause all of its Subject Securities, which are entitled to vote, to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Subject Securities, which are entitled to vote:

(i) in favor of each Transaction Proposal;

(ii) against any Alternative Transaction or any proposal relating to an Alternative Transaction (in each case, other than the Transaction Proposals);

(iii) against any merger agreement or merger (other than the Business Combination Agreement and the Transactions), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Purchaser;

(iv) against any change in the business, management or board of directors of the Purchaser (other than in connection with the Transaction Proposals or pursuant to the Business Combination Agreement or the Ancillary Documents); and

(v) against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of this Agreement, the Business Combination Agreement or the Transactions, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Purchaser under the Business Combination Agreement, (C) result in any of the conditions set forth in Article VII (Closing Conditions) of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Sponsor contained in this Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, the Purchaser.

Annex I-2

The Sponsor hereby agrees that the Sponsor shall not commit or agree to take any action inconsistent with the foregoing.

(b) The Sponsor shall comply with, and fully perform all of its obligations, covenants and agreements set forth in, the Insider Letter (as defined below), including the obligations of the Sponsor pursuant to Section 1 therein to not redeem any Purchaser Ordinary Shares owned by the Sponsor in connection with the Transactions.

Section 1.6 No Challenges. The Sponsor agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Purchaser, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into this Agreement, the Business Combination Agreement or the Transactions. Notwithstanding anything herein to the contrary, nothing in this Agreement shall limit or restrict the ability of the Sponsor to enforce its rights under this Agreement or any other Ancillary Document to which such Person is a party or seek any other remedies with respect to any breach of this Agreement or such other Ancillary Document by any other party hereto or thereto, including by commencing any action in connection therewith.

Section 1.7 Further Assurances. The Sponsor shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the transactions contemplated hereby on the terms and subject to the conditions set forth herein and the Transactions on the terms and subject to the conditions set forth in the Business Combination Agreement.

Section 1.8 No Inconsistent Agreement. The Sponsor hereby represents and covenants that the Sponsor has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of the Sponsor’s obligations hereunder.

Section 1.9 Insider Letter. Neither the Sponsor nor the Purchaser shall amend, terminate or otherwise modify that certain letter agreement, dated as of September 21, 2021, by and among the Purchaser, the Sponsor and certain of the Purchaser’s current and former officers and directors (the “Insider Letter”) without the Company’s prior written consent.

Section 1.10 Waiver of Anti-Dilution Provision. The Sponsor hereby (but subject to the consummation of the Transactions) waives (for itself, for its successors, heirs and assigns), to the fullest extent permitted by law and the amended and restated memorandum and articles of association of the Purchaser (as may be amended from time to time, the “Articles”), any and all anti-dilution rights with respect to the rate that the Purchaser Class B Ordinary Shares held by the Sponsor convert into Purchaser Class A Ordinary Shares in connection with the transactions contemplated by the Business Combination Agreement. The waiver specified in this Section 1.10 shall be applicable only in connection with the Transactions and the transactions contemplated by this Agreement (and any Purchaser Class A Ordinary Shares, shares of Domesticated Purchaser Class A Common Stock or equity-linked securities issued in connection with the Transactions and the transactions contemplated by this Agreement) and shall be void and of no force and effect if the Business Combination Agreement shall be terminated for any reason.

Section 1.11 Sponsor Indemnity. For a period of six (6) years after the Closing Date, the Company will indemnify, exonerate and hold harmless the Sponsor and its members, managers and officers from and against any and all actions, causes of action, suits, claims, liabilities, losses, damages and costs and out-of-pocket expenses in connection therewith (including reasonable attorneys’ fees and expenses) (“Indemnified Liabilities”) incurred by the Sponsor on or after September 14, 2022, arising out of any third-party action, cause of action, suit, litigation, investigation, inquiry, arbitration or claim relating to the transactions contemplated by the Business Combination Agreement that names the Sponsor as a defendant (or co-defendant) arising from the Sponsor’s ownership of equity interests of the Purchaser or its alleged, purported or actual control or ability to influence the Purchaser; provided, that the foregoing shall not apply to (i) any Indemnified Liabilities to the extent arising out of any breach by the Sponsor or its members, managers and officers of this Agreement or any other agreement between the Sponsor or its members, managers and officers, on the one hand, and the Company or any of its subsidiaries, on the other hand or (ii) the willful misconduct, gross negligence or fraud of the Sponsor or its members, managers and officers.

Annex I-3

Section 1.12 Sponsor Earn-Out Shares.

(a) The Sponsor has advised the board of directors of the Purchaser that it believes it is in the best interests of the Purchaser for the Sponsor to subject a portion of its Domesticated Purchaser Class A Common Stock (received by the Sponsor upon exchange of the Purchaser Class A Ordinary Shares in connection with the Domestication following the Sponsor Share Conversion) to the terms and conditions set forth in the Earn Out Escrow Agreement and/or contribute a portion of its Domesticated Purchaser Class A Common Stock to the Purchaser in the circumstances set forth in this Section 1.12. Accordingly, if (i) immediately prior to the Closing, the conditions set forth in Section 7.02(f) (No Redemption) and Section 7.02(g) (Kingstown Investment) of the Business Combination Agreement are not satisfied and (ii) the deferred underwriting commission paid to the underwriters of the IPO at the Closing is greater than $5,770,625, then effective immediately prior to (and contingent upon) the Closing (and for the avoidance of doubt, after the Domestication has occurred), the Sponsor shall cause an aggregate of 500,000 shares of Domesticated Purchaser Class A Common Stock (which shares formerly constituted Purchaser Class B Ordinary Shares prior to the Domestication) (adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into Company Common Units), extraordinary cash dividend (which adjustment shall be subject to the reasonable mutual agreement of the Purchaser and the Company), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to Domesticated Purchaser Class A Common Stock occurring on or after the Closing) to be contributed to the Purchaser for no consideration or to be transferred to an escrow account (the “Escrow Account”) maintained by an escrow agent reasonably acceptable to the Sponsor, the Company and the Purchaser (the “Escrow Agent”), and such shares that are transferred to the Escrow Account (the “Sponsor Earn Out Shares”) will thereafter be subject to the terms of this Section 1.12 and that certain stock escrow and earn-out agreement, substantially in the form attached hereto as Exhibit A (the “Escrow Agreement”). At and after the Closing, each of the Sponsor and the Purchaser shall use reasonable best efforts to cause the Escrow Agent and the other parties to the Escrow Agreement to take all action necessary to give effect to this Section 1.12 and the Escrow Agreement.

(b) The Sponsor Earn Out Shares shall be released from the Escrow Account and transferred to (i) the Sponsor if during the time period beginning on the date that is one hundred fifty (150) days following the Closing Date and ending on the date that is the five (5) year anniversary of the Closing Date (inclusive of the first and last day of such period) (the “Sponsor Earn Out Period”), (A) the Common Share Price of the Domesticated Purchaser Class A Common Stock equals or exceeds $15.00 per share (the “Sponsor Earn Out Trigger”), or (B) prior to the occurrence of the Sponsor Earn Out Trigger, there is a Change of Control that will result in the holders of Domesticated Purchaser Class A Common Stock receiving a per share price (based on the value of the cash, securities or in-kind consideration being delivered in respect of such Domesticated Purchaser Class A Common Stock, as determined in good faith by the board of directors of Purchaser) equal to or in excess of $15.00 (adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into shares of Domesticated Purchaser Class A Common Stock), extraordinary cash dividend (which adjustment shall be determined by the Purchaser, in its sole discretion), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to shares of Domesticated Purchaser Class A Common Stock occurring on or after the Closing), and (ii) the Purchaser, without any consideration for such transfer, if, upon the expiration of the Sponsor Earn Out Period, the Sponsor Earn Out Shares have not become eligible for release pursuant to clause (i) above, following which release such Sponsor Earn Out Shares shall be cancelled by the Purchaser and cease to exist.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Sponsor. The Sponsor represents and warrants as of the date hereof to the Purchaser and the Company as follows:

(a) Organization; Due Authorization. The Sponsor is duly organized, validly existing and in good standing as a limited liability company under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within the Sponsor’s limited liability company powers and have been duly authorized by all necessary limited liability company actions on the part of the Sponsor. This Agreement has been duly executed and delivered by the Sponsor and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of the Sponsor, enforceable against

Annex I-4

the Sponsor in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of the Sponsor.

(b) Ownership. The Sponsor is the record and beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of, and has good title to, all of the Sponsor’s Subject Securities, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Securities (other than transfer restrictions under the Securities Act)) affecting any such Subject Securities, other than Liens pursuant to (i) this Agreement, (ii) the Purchaser’s Organizational Documents, (iii) the Business Combination Agreement, (iv) the Insider Letter, (v) the Sponsor’s Organizational Documents, (vi) agreements between the Sponsor and its members or (vii) any applicable securities Laws. The Sponsor’s Subject Securities are the only equity securities in the Purchaser owned of record or beneficially by the Sponsor on the date of this Agreement, and none of the Sponsor’s Subject Securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Securities, except as provided hereunder and under the Insider Letter. Other than the Purchaser Warrants held by the Sponsor, the Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of the Purchaser or any equity securities convertible into, or which can be exchanged for, equity securities of the Purchaser.

(c) No Conflicts. The execution and delivery of this Agreement by the Sponsor does not, and the performance by the Sponsor of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of the Sponsor or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon the Sponsor or the Sponsor’s Subject Securities), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Agreement.

(d) Litigation. There are no Legal Proceedings pending against the Sponsor, or to the knowledge of the Sponsor threatened in writing against the Sponsor, before (or, in the case of threatened Legal Proceedings, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Agreement.

(e) Brokerage Fees. Except as described on Section 5.15 (Broker’s Fees) of the Purchaser Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by the Sponsor, for which the Purchaser or any of its Affiliates may become liable.

(f) Acknowledgment. The Sponsor understands and acknowledges that each of the Purchaser and the Company is entering into the Business Combination Agreement in reliance upon the Sponsor’s execution and delivery of this Agreement.

ARTICLE III
MISCELLANEOUS

Section 3.1 Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest of (a) the Expiration Time, (b) the liquidation of the Purchaser and (c) the written agreement of the Sponsor, the Purchaser, and the Company. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.

Section 3.2 Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto.

Annex I-5

Section 3.3 Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the chancery court or any other state or federal court within the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 3.4 Amendment. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the Purchaser, the Company and the Sponsor.

Section 3.5 Miscellaneous. Sections 9.02 (Notices), 9.05 (Governing Law), 9.06 (Jurisdiction), 9.07 (Waiver of Jury Trial), 9.09 (Severability), 9.11 (Entire Agreement), 9.12 (Interpretation), 9.13 (Counterparts) and 9.15 (Waiver of Claims Against Trust) of the Business Combination Agreement are each hereby incorporated into this Agreement (including any relevant definitions contained in any such Sections), mutatis mutandis.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

Annex I-6

IN WITNESS WHEREOF, the Sponsor, the Purchaser and the Company have each caused this Agreement to be duly executed as of the date first written above.

SPONSOR:
INFLECTION POINT HOLDINGS LLC
By:	Kingstown Capital Management, L.P., its manager
By:	Kingstown Management GP LLC, general partner of Kingstown Management, L.P.
By:	/s/ Michael Blitzer
	Name:	Michael Blitzer
	Title:	Managing Member

[Signature Page to Sponsor Support Agreement]

Annex I-7

IN WITNESS WHEREOF, the Sponsor, the Purchaser and the Company have each caused this Agreement to be duly executed as of the date first written above.

PURCHASER:
INFLECTION POINT ACQUISITION CORP.
By:	/s/ Michael Blitzer
	Name:	Michael Blitzer
	Title:	Co-Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

Annex I-8

IN WITNESS WHEREOF, the Sponsor, the Purchaser and the Company have each caused this Agreement to be duly executed as of the date first written above.

COMPANY:
INTUITIVE MACHINES, LLC
By:	/s/ Stephen J. Altemus
	Name:	Stephen J. Altemus
	Title:	President & CEO

[Signature Page to Sponsor Support Agreement]

Annex I-9

ANNEX J

TAX RECEIVABLE AGREEMENT

by and among

[INTUITIVE MACHINES, INC.]

INTUITIVE MACHINES, LLC

THE TRA PARTIES

And

OTHER PERSONS FROM TIME TO TIME PARTY HERETO

Dated as of [•], 2022

Annex J-i

Exhibits

Exhibit A - Form of Joinder Agreement

Annex J-ii

TAX RECEIVABLE AGREEMENT

This TAX RECEIVABLE AGREEMENT (this “Agreement”), dated as of [•], 2022, is hereby entered into by and among [Intuitive Machines, Inc.], a Delaware corporation (the “Corporation”), Intuitive Machines, LLC, a Delaware limited liability company (“Parent”), and each of the TRA Parties (as defined below).

RECITALS

WHEREAS, Parent is treated as a partnership for U.S. federal income tax purposes;

WHEREAS, the Corporation transferred to by way of continuation and domesticated as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended and the Companies Act (As Revised) of the Cayman Islands;

WHEREAS, Parent filed a certificate of conversion with the Secretary of State of the State of Delaware pursuant to Section 18-214 of the Delaware Limited Liability Company Act (as amended) and converted into a Delaware limited liability company, as amended, and the Parent after such conversion was treated as a continuation of the Parent prior to such conversion under Section 708 of the Code (and any similar provision of U.S. state or local applicable Law);

WHEREAS, Parent entered into the Operating Agreement wherein Parent recapitalized all existing ownership interests in Parent into membership interests in the form of Common Units (the “Recapitalization”);

WHEREAS, following the Recapitalization, each of the TRA Parties held Common Units and, as of the date hereof, continues to hold such Common Units;

WHEREAS, immediately following the Recapitalization, pursuant to that certain Business Combination Agreement by and between Inflection Point Acquisition Corp. and Parent, dated as of [•], 2022 (as amended, modified or supplemented from time to time in accordance with the terms thereof, the “Business Combination Agreement”), the Corporation acquired, among other things, newly issued Common Units from Parent in exchange for contributing its assets to Parent (such acquisition of Common Units, the “Unit Purchase”) and became the managing member of Parent and Parent and the Corporation effectuated certain other transactions to combine the businesses of Parent and the Corporation (the “Business Combination”);

WHEREAS, the Operating Agreement provides each TRA Party a redemption right pursuant to which each TRA Party may cause Parent to redeem all or a portion of its Common Units from time to time for shares of Class A Common Stock or, under certain circumstances, at the Corporation’s option, cash (a “Redemption”), subject to the Corporation’s right, in its sole discretion, to elect to effect a direct exchange of cash or shares of Class A Common Stock for such Common Units between the Corporation and the applicable TRA Party in lieu of such a Redemption (a “Direct Exchange”), and as a result of any such Redemption or Direct Exchange the Corporation may be entitled to utilize (or otherwise be entitled to the benefits arising out of) the Covered Tax Assets;

WHEREAS, Parent and its subsidiaries that are treated as a partnership for U.S. federal income tax purposes will have in effect an election under Section 754 of the Code for the Taxable Year in which any Exchange occurs, which election will cause any such Exchange to result in an adjustment to the Corporation’s proportionate share of the tax basis of the assets owned by Parent and such subsidiaries pursuant to Section 743(b) and Section 734(b) of the Code; and

WHEREAS, the Parties to this Agreement desire to provide for certain payments and make certain arrangements with respect to any tax benefits to be derived by the Corporation as the result of Covered Tax Assets and the making of payments under this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, the Parties hereto agree as follows:

ARTICLE I

Definitions

Section 1.1. Definitions. As used in this Agreement, the terms set forth in this Article I shall have the following meanings (such meanings to be equally applicable to (i) the singular and plural, (ii) the active and passive and (iii) for defined terms that are nouns, the verified forms of the terms defined).

Annex J-1

“Actual Tax Liability” means, with respect to any Taxable Year, the liability for Covered Taxes of the Corporation (a) appearing on Tax Returns of the Corporation for such Taxable Year or (b) if applicable, determined in accordance with a Determination; provided, that for purposes of determining Actual Tax Liability, the Corporation shall use the Assumed State and Local Tax Rate for purposes of determining liabilities for all state and local Covered Taxes (including, for the avoidance of doubt, the U.S. federal income tax benefit realized by the Corporation with respect to such state and local Covered Taxes).

“Advisory Firm” means an accounting firm that is nationally recognized as being expert in Covered Tax matters selected by the Corporation.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.

“Agreed Rate” means a per annum rate of SOFR plus 100 basis points.

“Agreement” is defined in the preamble.

“Amended Schedule” is defined in Section 2.4(b).

“Amount Realized” means, with respect to any Exchange that is not eligible for nonrecognition treatment (as determined for U.S. federal income tax purposes), at any time, the sum of (i) the Market Value of the shares of Class A Common Stock or the amount of cash (as applicable) transferred to a TRA Party pursuant to such Exchange, (ii) the amount of payments made pursuant to this Agreement with respect to such Exchange (but excluding any portions thereof attributable to Imputed Interest) and (iii) the amount of liabilities of the Parent Group allocated to the Common Units acquired pursuant to the Exchange under Section 752 of the Code.

“Assumed State and Local Tax Rate” means the tax rate equal to the sum of the products of (i) the Corporation’s income and franchise tax apportionment factor for each state and local jurisdiction in which the Corporation or Parent (to the extent the Corporation is includible on Parent’s Tax Return) files income or franchise Tax Returns for the relevant Taxable Year, in each case, as shown on the relevant Tax Return filed by the Corporation or Parent and (ii) the highest corporate income and franchise tax rate(s) for each such state and local jurisdiction in which the Corporation or Parent files income or franchise Tax Returns for each relevant Taxable Year.

“Attributable” is defined in Section 3.1(b)(i).

“Attribute Schedule” is defined in Section 2.2.

“Audit Committee” means the audit committee of the Board.

“Basis Adjustment” is defined in Section 2.1(a).

“Board” means the Board of Directors of the Corporation.

“Business Combination” is defined in the recitals.

“Business Combination Existing Basis” means (i) the Corporation’s proportionate share of the Parent Group’s tax basis in the Reference Assets held by the Parent Group at the time of the Business Combination that are depreciable or amortizable (including assets that will eventually be subject to depreciation or amortization, once placed in service) for U.S. federal income tax purposes or stock of a corporation or land, in each case, corresponding to (A) the Common Units acquired by the Corporation in the Unit Purchase at the time of the Business Combination or (B) any Common Units acquired by the Corporation after the Business Combination (other than any Common Units acquired (or deemed acquired) by the Corporation in connection with a Direct Exchange, Redemption or other transaction treated as a direct purchase of Common Units by the Corporation from a Member pursuant to Section 707(a)(2)(B) of the Code) (such acquisition of Common Units, a “Subsequent Capital Contribution”) and (ii) any increase or decrease (if any) to such tax basis referred to in clause (i) under Section 732, 734(b), 743(b) or 1012 of the Code (or any similar provisions of state or local tax Law) as a result of the entry into this Agreement and any such Common Unit acquisition.

“Business Day” means any day other than a Saturday or a Sunday or a day on which banks located in New York City, New York generally are authorized or required by Law to close.

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“Change of Control” shall have the meaning ascribed to such term in the Operating Agreement.

“Class A Common Stock” means the Class A common stock, par value $0.0001 per share, of the Corporation.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Common Units” shall have the meaning ascribed to such term in the Operating Agreement.

“Control” means the direct or indirect possession of the power to direct or cause the direction of the management or policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Corporation” is defined in the preamble to this Agreement.

“Covered Tax Assets” means (i) Business Combination Existing Basis, (ii) Exchange Existing Basis; (iii) Basis Adjustments; and (iv) Imputed Interest. The determination of Business Combination Existing Basis and Exchange Existing Basis that is allocable to Common Units being exchanged by the TRA Party (and payments made hereunder with respect to such tax basis) shall be determined in good faith by the Corporation in consultation with the Advisory Firm; provided, that in no event will either of the Business Combination Existing Basis or Exchange Existing Basis exceed one hundred percent (100%) of the existing tax basis in the Reference Assets that are Covered Tax Assets and allocable to the Corporation at any time; provided further, that for all purposes of this Agreement the aggregate amount of Business Combination Existing Basis that may give rise to Payments under this Agreement shall not exceed $50,000. For the avoidance of doubt, Covered Tax Assets shall include any carryforwards, carrybacks or similar attributes that are attributable to the tax items described in clauses (i) through (iv).

“Covered Taxes” means any U.S. federal, state and local taxes, assessments or similar charges that are based on or measured with respect to net income or profits and any interest imposed in respect thereof under applicable Law.

“Cumulative Net Realized Tax Benefit” is defined in Section 3.1(b)(iii).

“Default Rate” means a per annum rate of SOFR plus 500 basis points.

“Default Rate Interest” is defined in Section 5.2.

“Determination” shall have the meaning ascribed to such term in Section 1313(a) of the Code or any similar provisions of state or local tax Law, as applicable, or any other event (including the execution of IRS Form 870-AD) that finally and conclusively establishes the amount of any liability for tax.

“Direct Exchange” is defined in the recitals to this Agreement.

“Dispute” is defined in Section 7.7(a).

“Early Termination Effective Date” means (i) with respect to an early termination pursuant to Section 4.1(a), the date an Early Termination Notice is delivered, (ii) with respect to an early termination pursuant to Section 4.1(b), the date of the applicable Change of Control and (iii) with respect to an early termination pursuant to Section 4.1(c), the date of the applicable Material Breach.

“Early Termination Notice” is defined in Section 4.2(a).

“Early Termination Payment” is defined in Section 4.3(b).

“Early Termination Reference Date” is defined in Section 4.2(b).

“Early Termination Schedule” is defined in Section 4.2(b).

“Exchange” means any Direct Exchange, any Redemption or any other transfer (as determined for U.S. federal income tax purposes) of Common Units to the Corporation from a TRA Party.

“Exchange Existing Basis” means the existing tax basis of the Reference Assets that are depreciable or amortizable (including assets that will eventually be subject to depreciation or amortization, once placed in service) for U.S. federal income tax purposes or stock of a corporation or land, in each case, attributable to the Common Units

Annex J-3

transferred upon an Exchange, determined as of immediately prior to the time of such Exchange; provided, that any tax basis included in Business Combination Existing Basis Attributable to the TRA Parties shall be excluded from the determination of the Exchange Existing Basis and, for the avoidance of doubt, Exchange Existing Basis shall not include any Basis Adjustments.

“Expert” is defined in Section 7.8(a).

“Final Payment Date” means, with respect to any Payment required to be made pursuant to this Agreement, the last date on which such payment may be made within the applicable time period prescribed for such payment under this Agreement. The Final Payment Date in respect of (i) a Tax Benefit Payment is determined pursuant to Section 3.1(a) and (ii) an Early Termination Payment is determined pursuant to Section 4.3(a).

“Hypothetical Tax Liability” means, with respect to any Taxable Year, the hypothetical liability of the Corporation that would arise in respect of Covered Taxes, using the same methods, elections, conventions and similar practices used in computing the Actual Tax Liability; provided, that for purposes of determining the Hypothetical Tax Liability, (i) the combined tax rate for U.S. state and local Covered Taxes shall be the Assumed State and Local Tax Rate, (ii) the Corporation shall use the Non-Business Combination Basis, the Non-Exchange Existing Basis and the Non-Adjusted Basis, (iii) the Corporation shall not take into account any Imputed Interest and (iv) the Corporation shall be entitled to make reasonable simplifying assumptions in making any determinations contemplated by this definition.

“Imputed Interest” means any interest imputed under Section 483, 1272 or 1274 of the Code or any similar provisions of state or local tax Law with respect to the Corporation’s payment obligations under this Agreement.

“Independent Directors” means the members of the Board who are “independent” under the standards of the principal U.S. securities exchange on which the Class A Common Stock is traded or quoted.

“Interest Amount” is defined in Section 3.1(b)(vi).

“IRS” means the U.S. Internal Revenue Service.

“Joinder” means a joinder to this Agreement, in form and substance substantially similar to Exhibit A to this Agreement.

“Joinder Requirement” is defined in Section 7.5(a).

“Law” means all laws, statutes, ordinances, rules and regulations of the U.S., any foreign country and each state, commonwealth, city, county, municipality, regulatory or self-regulatory body, agency or other political subdivision thereof.

“Market Value” means (i) with respect to an Exchange (other than a deemed Exchange described in clause (ii) below), the value of the Class A Common Stock on the applicable Exchange date used by the Corporation in its U.S. federal income tax reporting with respect to such Exchange, and (ii) with respect to a deemed Exchange pursuant to Valuation Assumption, (a) if the Class A Common Stock trades on a securities exchange or automated or electronic quotation system, the arithmetic average of the high trading price on such date (or if such date is not a Trading Day, the immediately preceding Trading Day) and the low trading price on such date (or if such date is not a Trading Day, the immediately preceding Trading Day) or (b) if the Class A Common Stock no longer trades on a securities exchange or automated or electronic quotation system, the fair market value of one share of Class A Common Stock, as determined by the Corporation in good faith, that would be obtained in an arms’ length free market transaction for cash between an informed and willing buyer and an informed and willing seller, neither of whom is under any undue pressure or compulsion to buy or sell, and without regard to the particular circumstances of the buyer or seller and without any discounts for liquidity or minority discount.

“Material Breach” means the (i) material breach by the Corporation of a material obligation under this Agreement or (ii) the rejection of this Agreement by operation of law in a case commenced in bankruptcy or otherwise.

“Net Tax Benefit” is defined in Section 3.1(b)(ii).

Annex J-4

“Non-Adjusted Basis” means, with respect to any Reference Assets which are depreciable or amortizable (including assets that will eventually be subject to depreciation or amortization, once placed in service) for U.S. federal income tax purposes or stock of a corporation or land, attributable to Common Units received in an Exchange determined at the time of the Exchange, the tax basis that such asset would have had at such time if no Basis Adjustments had been made.

“Non-Business Combination Basis” means, with respect to any Reference Assets held by the Parent Group at the time of the Business Combination, which are depreciable or amortizable (including assets that will eventually be subject to depreciation or amortization, once placed in service) for U.S. federal income tax purposes or stock of a corporation or land, the tax basis that such Reference Assets would have had if the Business Combination Existing Basis at the time of the Business Combination (or, in the case of any adjustments as a result of the Unit Purchase and the entry into this Agreement, at the time of the Unit Purchase) or a Subsequent Capital Contribution, as applicable was equal to zero.

“Non-Exchange Existing Basis” means, with respect to any Reference Assets which are depreciable or amortizable (including assets that will eventually be subject to depreciation or amortization, once placed in service) for U.S. federal income tax purposes or stock of a corporation or land, attributable to Common Units received in an Exchange, determined at the time of the Exchange, the tax basis that such Reference Assets would have had if the Exchange Existing Basis was equal to zero.

“Objection Notice” is defined in Section 2.4(a)(ii).

“Operating Agreement” means that certain Second Amended and Restated Limited Liability Company Agreement of Parent, dated as of the date hereof, as such agreement may be further amended, restated, supplemented or otherwise modified from time to time.

“Parent” is defined in the preamble to this Agreement.

“Parent Group” means Parent and each of its direct or indirect subsidiaries that is treated as a partnership or disregarded entity for U.S. federal, and applicable state and local, income tax purposes (but excluding any such subsidiary to the extent it is directly or indirectly held by or through any entity treated as a corporation for U.S. federal, and applicable state and local, income tax purposes (other than the Corporation)).

“Parties” means the parties named on the signature pages to this Agreement and each additional party that satisfies the Joinder Requirement, in each case with their respective successors and assigns.

“Payment” means any Tax Benefit Payment or Early Termination Payment and in each case, unless otherwise specified, refers to the entire amount of such Payment or any portion thereof.

“Permitted Transferee” means a holder of Common Units pursuant to any transfer of such Common Units permitted by the Operating Agreement.

“Person” means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, governmental entity or other entity.

“Pre-Exchange Transfer” means any transfer (or deemed transfer) of one or more Common Units (i) that occurs after the consummation of the Unit Purchase but prior to an Exchange of such Common Units and (ii) to which Section 743(b) of the Code applies.

“Realized Tax Benefit” is defined in Section 3.1(b)(iv).

“Realized Tax Detriment” is defined in Section 3.1(b)(v).

“Recapitalization” is defined in the recitals to this Agreement.

“Reconciliation Dispute” is defined in Section 7.8(a).

“Reconciliation Procedures” is defined in Section 7.8(a).

“Redemption” is defined in the recitals to this Agreement.

Annex J-5

“Reference Asset” means any asset of any member of the Parent Group on the relevant date of determination under this Agreement (including at the time of an Exchange, or Business Combination, as applicable). A Reference Asset also includes any asset the tax basis of which is determined, in whole or in part, by reference to the tax basis of an asset that is described in the preceding sentence, including “substituted basis property” within the meaning of Section 7701(a)(42) of the Code.

“Schedule” means any of the following: (i) an Attribute Schedule; (ii) a Tax Benefit Schedule; (iii) an Early Termination Schedule; and (iv) any Amended Schedule.

“Senior Obligations” is defined in Section 5.1.

“SOFR” means, with respect to any period, the Secured Overnight Financing Rate, as reported by the Wall Street Journal two (2) Business Days prior to the commencement of such period.

“Subsequent Capital Contribution” is defined in the definition of Business Combination Existing Basis.

“Subsidiary” means, with respect to any Person and as of any determination date, any other Person as to which such first Person (i) owns, directly or indirectly, or otherwise controls, more than 50% of the voting power or other similar interests of such other Person or (ii) is the sole general partner interest, or managing member or similar interest, of such other Person.

“Subsidiary Stock” means any stock or other equity interest in any Subsidiary of the Corporation that is treated as a corporation for U.S. federal income tax purposes.

“Tax Benefit Payment” is defined in Section 3.1(b).

“Tax Benefit Schedule” is defined in Section 2.3(a).

“Tax Return” means any return, declaration, report or similar statement filed or required to be filed with respect to taxes (including any attached schedules), including any information return, claim for refund, amended return and declaration of estimated tax.

“Taxable Year” means a taxable year of the Corporation as defined in Section 441(b) of the Code or any similar provisions of U.S. state or local tax Law, as applicable (and, therefore, for the avoidance of doubt, may include a period of less than 12 months for which a Tax Return is filed), ending on or after the closing date of the Business Combination.

“Taxing Authority” means any federal, state, county, municipal or local government, or any subdivision, agency, commission or authority thereof, or any quasi-governmental body, or any other authority of any kind, exercising regulatory or other authority in relation to tax matters.

“Threshold Exchange Units” is defined in Section 3.5.

“Trading Day” means any day on which shares of Class A Common Stock are actually traded on the principal securities exchange or securities market on which shares of Class A Common Stock are then traded.

“TRA Parties” means each Kamal Ghaffarian, Stephen Altemus and Timothy Crain and their Permitted Transferees.

“TRA Party Approval” means written approval by each of the TRA Representatives.

“TRA Representative” means Kamal Ghaffarian, Stephen Altemus and Timothy Crain; provided, however, that if none of Kamal Ghaffarian, Stephen Altemus and Timothy Crain continue to hold any rights to receive payments under this Agreement, then such Person that holds such rights which are derived from the majority of Common Units subject to this Agreement (the number of Common Units subject to this Agreement shall be determined at the time of the Business Combination) shall be the TRA Representative.

“Treasury Regulations” means the final, temporary and (to the extent they can be relied upon) proposed regulations under the Code, as promulgated from time to time.

“U.S.” means the United States of America.

Annex J-6

“Unit Purchase” is defined in the recitals to this Agreement.

“Valuation Assumptions” means, as of an Early Termination Effective Date, the assumptions that:

(i) in each Taxable Year ending on or after such Early Termination Effective Date, the Corporation will have taxable income sufficient to fully use the Covered Tax Assets (other than any such Covered Tax Assets that constitute or have resulted in net operating losses, disallowed interest expense carryforwards, or credit carryforwards or carryovers (determined as of the Early Termination Effective Date), which shall be governed by paragraph (iv) below) during such Taxable Year or future Taxable Years (including, for the avoidance of doubt, Basis Adjustments and Imputed Interest that would result from future Tax Benefit Payments that would be paid in accordance with the Valuation Assumptions) in which such deductions would become available;

(ii) the U.S. federal income tax rates that will be in effect for each such Taxable Year will be those specified for each such Taxable Year by the Code and other applicable Law as in effect on the Early Termination Effective Date, except to the extent any change to such tax rates for such Taxable Year have already been enacted into Law, and the combined U.S. state and local income and franchise tax rates shall be the Assumed State and Local Tax Rate in effect for each such Taxable Year (calculated based on apportionment factors applicable in the most recently ended Taxable Year prior to the Early Termination Effective Date);

(iii) all taxable income of the Corporation will be subject to the maximum applicable tax rates for each Covered Tax throughout the relevant period; provided, that the combined tax rate for U.S. state and local income and franchise taxes shall be the Assumed State and Local Tax Rate;

(iv) any carryovers or carrybacks of losses, credits, or disallowed interest expense generated by any Covered Tax Assets (including any Basis Adjustments or Imputed Interest generated as a result of payments made or deemed to be made under this Agreement) and available (taking into account any known and applicable limitations) as of the Early Termination Effective Date will be used by the Corporation ratably in each of the five consecutive Taxable Years beginning with the Taxable Year that includes the Early Termination Effective Date (but, in the case of any such carryover or carryback that has less than five remaining Taxable Years, ratably through the scheduled expiration date of such carryover or carryback) (by way of example, if on the Early Termination Effective Date the Corporation had $100 of net operating losses, $20 of such net operating losses would be used in each of the five consecutive Taxable Years beginning in the Taxable Year of such Early Termination Effective Date);

(v) any non-amortizable assets (other than Subsidiary Stock) will be disposed of on the fifteenth anniversary of the Early Termination Effective Date;

(vi) if, on the Early Termination Effective Date, any TRA Party has Common Units that have not been Exchanged, then such Common Units shall be deemed to be Exchanged for the Market Value of the shares of Class A Common Stock or the amount of cash that would be received by such TRA Party had such Common Units actually been Exchanged on the Early Termination Effective Date;

(vii) any future payment obligations pursuant to this Agreement that are used to calculate the Early Termination Payment will be satisfied on the date that any Tax Return to which any such payment obligation relates is required to be filed excluding any extensions; and

(viii) with respect to Taxable Years ending prior to the Early Termination Effective Date, any unpaid Tax Benefit Payments and any applicable Default Rate Interest will be paid.

“Voluntary Early Termination” is defined in Section 4.2(a)(i).

Section 1.2. Rules of Construction. Unless otherwise specified herein:

(a) For purposes of interpretation of this Agreement:

(i) The words “herein,” “hereto,” “hereof” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision thereof.

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(ii) Any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa.

(iii) Reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity.

(iv) Any accounting term used and not otherwise defined in this Agreement has the meaning assigned to such term in accordance with GAAP.

(v) Unless specified otherwise, references to an Article, Section or clause refer to the appropriate Article, Section or clause in this Agreement.

(vi) References to dollars or “$” refer to the lawful currency of the U.S.

(vii) The terms “include” or “including” are by way of example and not limitation and shall be deemed followed by the words “without limitation”.

(viii) The word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”.

(ix) The term “or”, when used in a list of two or more items, means “and/or” and may indicate any combination of the items.

(x) The term “documents” includes any and all instruments, documents, agreements, certificates, notices, reports, financial statements and other writings, however evidenced, whether in physical or electronic form.

(b) In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”, the words “to” and “until” each mean “to but excluding” and the word “through” means “to and including.”

(c) Section headings herein are included for convenience of reference only and shall not affect the interpretation of this Agreement.

(d) Unless otherwise expressly provided herein, (i) references to organizational documents (including the Operating Agreement), agreements (including this Agreement) and other contractual instruments shall be deemed to include all subsequent amendments, restatements, extensions, supplements and other modifications thereto, but only to the extent that such amendments, restatements, extensions, supplements and other modifications are permitted hereby, and (ii) references to any Law (including the Code and the Treasury Regulations) include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such Law.

ARTICLE II

Determination of Realized Tax Benefit

Section 2.1. Basis Adjustments; Parent 754 Election.

(a) Basis Adjustments. The Parties acknowledge and agree that to the fullest extent permitted by applicable Law (i) each Redemption shall be treated as a direct purchase of Common Units by the Corporation from the applicable TRA Party pursuant to Section 707(a)(2)(B) of the Code (or any similar provisions of applicable state or local tax Law) (i.e., equivalent to a Direct Exchange), and (ii) each (A) Exchange, (B) payment made by the Corporation (including under this Agreement, but except with respect to amounts that constitute Imputed Interest) to a TRA Party in connection with an Exchange and (C) each distribution (or deemed distribution) from Parent to a TRA Party that may reasonably be treated as a transaction between the Corporation and the TRA Party pursuant to Section 707(a)(2)(B) of the Code (or any similar provisions of applicable state or local tax Law) will give rise to an increase or decrease to, or the Corporation’s proportionate share of, the tax basis of the Reference Assets (which are depreciable or amortizable (including assets that will eventually be subject to depreciation or amortization, once placed in service) for U.S. federal income tax purposes or stock of a corporation or land) under Section 362(a), 732, 734(b), 743(b) or 1012 of the Code (or any similar provisions of state or local tax Law) (the “Basis Adjustments”). For purposes

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of determining the Corporation’s proportionate share of the tax basis of the Reference Assets with respect to the Common Units transferred in an Exchange under Treasury Regulations Section 1.743-1(b) (or any similar provisions of state or local tax Law), the consideration paid by the Corporation for such Common Units shall be the Amount Realized. Notwithstanding any other provision of this Agreement, the amount of any Basis Adjustment resulting from an Exchange of one or more Common Units is to be determined as if any Pre-Exchange Transfer of such Common Units had not occurred.

(b) Parent Section 754 Election. The Corporation shall cause each of Parent and its Subsidiaries (as reasonably determined by the Corporation) that is treated as a partnership for U.S. federal income tax purposes to have in effect an election under Section 754 of the Code (or any similar provisions of applicable state or local tax Law) for each Taxable Year in which an Exchange occurs. The Corporation shall take commercially reasonable efforts to cause each Person in which Parent owns a direct or indirect equity interest (other than a Subsidiary and any Person that is directly or indirectly held by or through an entity treated as a corporation for U.S. federal, and applicable state and local, income tax purposes) that is so treated as a partnership to have in effect any such election for each Taxable Year in which an Exchange occurs.

Section 2.2. Attribute Schedules. Within one hundred and fifty (150) calendar days after the filing of the U.S. federal income Tax Return of the Corporation for each relevant Taxable Year, the Corporation shall deliver to the TRA Parties a schedule showing, in reasonable detail, (i) the Covered Tax Assets that are available for use by the Corporation with respect to such Taxable Year with respect to each TRA Party (including the Basis Adjustments with respect to the Reference Assets resulting from Exchanges effected in such Taxable Year and the periods over which such Basis Adjustments are amortizable or depreciable), (ii) the portion of the Covered Tax Assets that are available for use by the Corporation in future Taxable Years with respect to each TRA Party and (iii) any limitations on the ability of the Corporation to utilize any Covered Tax Assets under applicable Laws (including as a result of the operation of Section 382 of the Code or Section 383 of the Code) (such schedule, an “Attribute Schedule”). An Attribute Schedule will become final and binding on the Parties pursuant to the procedures set forth in Section 2.4(a) and may be amended by the Parties pursuant to the procedures set forth in Section 2.4(b).

Section 2.3. Tax Benefit Schedules.

(a) Tax Benefit Schedule. Within one hundred and fifty (150) calendar days after the filing of the U.S. federal income Tax Return of the Corporation for any Taxable Year in which there is a Realized Tax Benefit or Realized Tax Detriment Attributable to a TRA Party, the Corporation shall provide to such TRA Party a schedule showing, in reasonable detail, the calculation of the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year (a “Tax Benefit Schedule”). A Tax Benefit Schedule will become final and binding on the Parties pursuant to the procedures set forth in Section 2.4(a) and may be amended by the Parties pursuant to the procedures set forth in Section 2.4(b).

(b) Applicable Principles. Subject to the provisions hereunder, the Realized Tax Benefit or Realized Tax Detriment for each Taxable Year is intended to measure the decrease or increase in the Actual Tax Liability of the Corporation for such Taxable Year attributable to the Covered Tax Assets, as determined using a “with and without” methodology. Carryovers or carrybacks of any tax item attributable to any of the Covered Tax Assets shall be considered to be subject to the rules of the Code and the Treasury Regulations, and the appropriate provisions of state and local tax Law, governing the use, limitation or expiration of carryovers or carrybacks of the relevant type. If a carryover or carryback of any tax item includes a portion that is attributable to any Covered Tax Assets (a “TRA Portion”) and another portion that is not attributable to any Covered Tax Assets (a “Non-TRA Portion”), such portions shall be considered to be used in accordance with the “with and without” methodology so that the amount of any Non-TRA Portion is deemed utilized first, followed by the amount of any TRA Portion (with the TRA Portion being applied on a proportionate basis consistent with the provisions of Section 3.3(a)). In accordance with Section 5.05(b) of the Operating Agreement, any revaluation of the Book Value (as defined in the Operating Agreement) of any property of Parent in connection with the Business Combination shall be determined pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) (computed in accordance with the definition of Book Value) using the “traditional method with curative allocations limited to back end gain on sale.” To the extent that any disparity between the Book Value and the tax basis of any property of Parent is being eliminated using the “traditional method,” and such property has multiple Section 704(c) layers, then for the avoidance of doubt the Section 704(c) layers shall be allocated to the tax basis of such property in reverse chronological order.

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Section 2.4. Procedures; Amendments.

(a) Procedures. Each time the Corporation delivers a Schedule to the TRA Parties under this Agreement, the Corporation shall, with respect to such Schedule, also (i) deliver to the TRA Parties supporting schedules and work papers, as reasonably requested by any TRA Party, that provide a reasonable level of detail regarding relevant data and calculations and (ii) allow the TRA Parties and their advisors to have reasonable access to the appropriate representatives, as reasonably requested by the TRA Parties, at the Corporation or the Advisory Firm in connection with a review of relevant information. A Schedule will become final and binding on the TRA Parties thirty (30) calendar days from the date on which the TRA Parties first received the applicable Schedule unless (x) a TRA Party, within such period, provides the Corporation with written notice of a material objection (made in good faith) to such Schedule and sets forth in reasonable detail such TRA Party’s material objection (an “Objection Notice”) or (y) the TRA Parties provides a written waiver of its right to deliver an Objection Notice within such period, in which such Schedule becomes binding on the date the waiver from the TRA Parties is received. If the Parties, for any reason, are unable to resolve the issues raised in an Objection Notice within thirty (30) calendar days after receipt by the Corporation of the Objection Notice, the Corporation and the applicable TRA Party shall employ the Reconciliation Procedures described in Section 7.8 and the finalization of the Schedule will be conducted in accordance therewith.

(b) Amended Schedule. A Schedule (other than an Early Termination Schedule) for any Taxable Year may only and shall be amended from time to time by the Corporation (i) in connection with a Determination affecting such Schedule, (ii) to correct material inaccuracies in such Schedule identified as a result of the receipt of additional factual information relating to a Taxable Year after the date such Schedule was originally provided to the TRA Parties, (iii) to comply with an Expert’s determination under the Reconciliation Procedures, (iv) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to a carryover or carryback of a loss or other tax item to such Taxable Year or (v) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to an amended Tax Return filed for such Taxable Year (any such Schedule in its amended form, an “Amended Schedule”). The Corporation shall provide any Amended Schedule to the applicable TRA Parties within sixty (60) calendar days of the occurrence of an event referred to in any of clauses (i) through (v) of the preceding sentence, and the delivery and finalization of any such Amended Schedule shall, for the avoidance of doubt, be subject to the procedures described in Section 2.4(a).

ARTICLE III

Tax Benefit Payments

Section 3.1. Timing and Amount of Tax Benefit Payments.

(a) Timing of Payments. Subject to Sections 3.2 and 3.3, by the date that is five (5) Business Days following the date on which each Tax Benefit Schedule becomes final in accordance with Section 2.4(a) (such date, the “Final Payment Date” in respect of any Tax Benefit Payment), the Corporation shall pay in full to each relevant TRA Party the Tax Benefit Payment as determined pursuant to Section 3.1(b). Each such Tax Benefit Payment shall be made by wire transfer of immediately available funds to a bank account or accounts designated by such TRA Party. For the avoidance of doubt, no TRA Party shall be required under any circumstances to return any Payment or any Default Rate Interest paid by the Corporation to such TRA Party.

(b) Amount of Payments. For purposes of this Agreement, a “Tax Benefit Payment” with respect to any TRA Party means an amount equal to the sum of the Net Tax Benefit that is Attributable to such TRA Party and the Interest Amount with respect thereto. No Tax Benefit Payment shall be calculated or made in respect of any estimated tax payments, including any estimated U.S. federal income tax payments.

(i) Attributable. A Net Tax Benefit is “Attributable” to a TRA Party in accordance with the following principles:

(A) any Business Combination Existing Basis shall be determined separately with respect to each TRA Party and is Attributable to a TRA Party based on such TRA Party’s relative pro rata share in accordance with percentage interest of Common Units held immediately after the Recapitalization and prior to the Business Combination or, in the case of a Subsequent Capital Contribution, immediately prior to such Subsequent Capital Contribution;

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(B) any Exchange Existing Basis shall be determined separately with respect to each TRA Party and is Attributable to each TRA Party to the extent it is attributable to Common Units that were transferred in an Exchange by such TRA Party;

(C) any Basis Adjustments shall be determined separately with respect to each TRA Party and are Attributable to each TRA Party in an amount equal to the total Basis Adjustment relating to Common Units delivered to the Corporation by such TRA Party in the Exchange or such total Basis Adjustment attributable to any distribution (or deemed distribution) to such TRA Party; and

(D) any deduction to the Corporation in respect of Imputed Interest is Attributable to the TRA Party that is required to include the Imputed Interest in income (without regard to whether such Person is actually subject to tax thereon).

(ii) Net Tax Benefit. The “Net Tax Benefit” with respect to a TRA Party for a Taxable Year equals the amount of the excess, if any, of (A) 85% of the Cumulative Net Realized Tax Benefit Attributable to such TRA Party as of the end of such Taxable Year over (B) the aggregate amount of all Tax Benefit Payments previously made to such TRA Party under this Section 3.1 (excluding payments attributable to Interest Amounts).

(iii) Cumulative Net Realized Tax Benefit. The “Cumulative Net Realized Tax Benefit” for a Taxable Year equals the cumulative amount of Realized Tax Benefits for all Taxable Years of the Corporation up to and including such Taxable Year, net of the cumulative amount of Realized Tax Detriments for the same period. The Realized Tax Benefit and Realized Tax Detriment for each Taxable Year shall be determined based on the most recent Tax Benefit Schedule or Amended Schedule, if any, in existence at the time of such determination.

(iv) Realized Tax Benefit. The “Realized Tax Benefit” for a Taxable Year equals the excess, if any, of the Hypothetical Tax Liability over the Actual Tax Liability for such Taxable Year. If all or a portion of the Actual Tax Liability for such Taxable Year arises as a result of an audit or similar proceeding by a Taxing Authority of any Taxable Year, such liability and the corresponding impact on the Hypothetical Tax Liability as a result of such audit or similar proceeding, if applicable, shall not be included in determining the Realized Tax Benefit unless and until there has been a Determination.

(v) Realized Tax Detriment. The “Realized Tax Detriment” for a Taxable Year equals the excess, if any, of the Actual Tax Liability over the Hypothetical Tax Liability for such Taxable Year. If all or a portion of the Actual Tax Liability for such Taxable Year arises as a result of an audit or similar proceeding by a Taxing Authority of any Taxable Year, such liability and the corresponding impact on the Hypothetical Tax Liability as a result of such audit or similar proceeding, if applicable, shall not be included in determining the Realized Tax Detriment unless and until there has been a Determination.

(vi) Interest Amount. The “Interest Amount” in respect of a TRA Party equals interest on the unpaid amount of the Net Tax Benefit with respect to such TRA Party for a Taxable Year, calculated at the Agreed Rate from the due date (without extensions) for filing the U.S. federal income Tax Return of the Corporation for such Taxable Year until the earlier of (A) the date on which no remaining Tax Benefit Payment to the TRA Party is due in respect of such Net Tax Benefit and (B) the applicable Final Payment Date.

(vii) The TRA Parties acknowledge and agree that, as of the date of this Agreement and the date of any future Exchange that may be subject to this Agreement, the aggregate value of the Tax Benefit Payments cannot be reasonably ascertained for U.S. federal income or other applicable tax purposes. Notwithstanding anything to the contrary in this Agreement, unless a TRA Party notifies the Corporation otherwise, the stated maximum selling price (within the meaning of Treasury Regulations Section 15A.453-1(c)(2)) with respect to any transfer of Common Units by a TRA Party pursuant to an Exchange shall not exceed the sum of (A) the value of the Class A Common Stock or the amount of cash delivered to the TRA Party, in each case, in the Exchange plus (B) the product of (1) the highest marginal federal income tax rate applicable to corporations in effect for the taxable year of such Exchange plus the Assumed State and Local Tax Rate for the taxable year of such Exchange and (2) 85% of the Covered Tax Assets relating to the Exchange, and the aggregate Payments under this Agreement to such TRA Party (other than amounts accounted for as interest under the Code) in respect of the Covered Tax Assets relating to the Exchange shall not exceed the amount described in this clause (B).

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Section 3.2. No Duplicative Payments. It is intended that the provisions hereunder will not result in the duplicative payment of any amount that may be required under this Agreement, and the provisions hereunder shall be consistently interpreted and applied in accordance with that intent.

Section 3.3. Pro-Ration of Payments as Between the TRA Parties.

(a) Insufficient Taxable Income. Notwithstanding anything in Section 3.1(b) to the contrary, if the aggregate potential Covered Tax benefit of the Corporation as calculated with respect to the Covered Tax Assets (in each case, without regard to the Taxable Year of origination) is limited in a particular Taxable Year because the Corporation does not have sufficient actual taxable income, then the available Covered Tax benefit for the Corporation shall be allocated among the TRA Parties in proportion to the respective Tax Benefit Payments that would have been payable if the Corporation had sufficient taxable income. For example, if the Corporation had $200 of aggregate potential Covered Tax benefits with respect to the Covered Tax Assets in a particular Taxable Year (with $50 of such Covered Tax benefits Attributable to TRA Party A and $150 Attributable to TRA Party B), such that TRA Party A would have been entitled to a Tax Benefit Payment of $42.50 and TRA Party B would have been entitled to a Tax Benefit Payment of $127.50 if the Corporation had sufficient actual taxable income, and if the Corporation instead had insufficient actual taxable income in such Taxable Year, such that the Covered Tax benefit was limited to $100, then $25 of the aggregate $100 actual Covered Tax benefit for the Corporation for such Taxable Year would be allocated to TRA Party A and $75 would be allocated to TRA Party B, such that TRA Party A would receive a Tax Benefit Payment of $21.25 and TRA Party B would receive a Tax Benefit Payment of $63.75.

(b) Late Payments. If for any reason the Corporation is not able to fully satisfy its payment obligations to make all Tax Benefit Payments due in respect of a particular Taxable Year, then (i) Default Rate Interest will accrue pursuant to Section 5.2, (ii) the Corporation shall pay the available amount of such Tax Benefit Payments (and any applicable Default Rate Interest) in respect of such Taxable Year to each TRA Party pro rata in accordance with Section 3.3(a) and (iii) no Tax Benefit Payment shall be made in respect of any Taxable Year until all Tax Benefit Payments (and any applicable Default Rate Interest) to all TRA Parties in respect of all prior Taxable Years have been made in full. Notwithstanding the preceding sentence, for the avoidance of doubt, the Default Rate shall not apply (and the Agreed Rate shall apply) in such certain circumstances described in the second proviso to third sentence of Section 4.1(c) and Section 5.2.

Section 3.4. Overpayments. Subject to the procedures described in Section 2.4(a), to the extent the Corporation makes a payment to a TRA Party in respect of a particular Taxable Year under Section 3.1(a) in an amount in excess of the amount of such payment that should have been made to such TRA Party in respect of such Taxable Year (taking into account Section 3.3) under the terms of this Agreement, then such TRA Party shall not receive further payments under Section 3.1(a) or Section 4.3(a) until such TRA Party has foregone an amount of payments equal to such excess; provided, that for the avoidance of the doubt, no TRA Party shall be required to return any Payment or any Default Rate Interest paid by the Corporation to such TRA Party.

Section 3.5. Business Combination Existing Basis. Notwithstanding anything to the contrary herein, no TRA Party shall be entitled to any Tax Benefit Payments with respect to any Business Combination Existing Basis unless and until such TRA Party has Exchanged (in one or more Exchanges) Common Units equal to 5% of the Common Units held by such TRA Party immediately prior to the Business Combination (such Common Units with respect to each TRA Party, such TRA Party’s “Threshold Exchange Units”). A TRA Party which has Exchanged at least the Threshold Exchange Units shall become entitled to receive (a) on the immediately succeeding Final Payment Date, the Tax Benefit Payments foregone as a result of the immediately preceding sentence, if any, and (b) on each subsequent Final Payment Date, the amount of Tax Benefit Payments (including with respect to Business Combination Existing Basis), if any, otherwise payable to such TRA Party on such Final Payment Date.

ARTICLE IV

Termination

Section 4.1. Early Termination of Agreement; Acceleration Events.

(a) Corporation’s Early Termination Right. With the written approval of a majority of the Independent Directors, the Corporation may terminate this Agreement, as and to the extent provided herein, by paying in full each and every TRA Party the Early Termination Payment (along with any applicable Default Rate Interest) due to such TRA Party.

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(b) Acceleration upon Change of Control. In the event of a Change of Control, the Early Termination Payment (calculated as if an Early Termination Notice had been delivered on the date of the Change of Control) shall become due and payable in accordance with Section 4.3 and the Agreement shall terminate, as and to the extent provided herein.

(c) Acceleration upon Breach of Agreement. In the event of a Material Breach, the Early Termination Payment (calculated as if an Early Termination Notice had been delivered on the date of the Material Breach) shall become due and payable in accordance with Section 4.3 and the Agreement shall terminate, as and to the extent provided herein. Subject to the next sentence, the Corporation’s failure to make a Payment (along with any applicable interest) within ninety (90) calendar days of the applicable Final Payment Date shall be deemed to constitute a Material Breach. To the extent that any Tax Benefit Payment is not made by the date that is ninety (90) calendar days after the relevant Final Payment Date because the Corporation (i) is prohibited from making such payment under Section 5.1 or the terms of any agreement governing any Senior Obligations or (ii) does not have, and cannot take commercially reasonable actions to obtain, sufficient funds to make such payment, such failure to make a Tax Benefit Payment will not constitute a Material Breach; provided that (A) such payment obligation nevertheless will accrue Default Rate Interest for the benefit of the TRA Parties, (B) the Corporation shall promptly (and in any event, within five (5) Business Days) pay the entirety of the unpaid amount (along with any applicable interest) once the Corporation is not prohibited from making such payment under Section 5.1 or the terms of the agreements governing the Senior Obligations and the Corporation has sufficient funds to make such payment and (C) the failure of the Corporation to comply with the foregoing clause (B) will constitute a Material Breach; provided further that that the interest provision of Section 5.2 shall apply to such late payment (unless the Corporation does not have sufficient funds to make such payment as a result of prohibition under Section 5.1 or limitations imposed by the terms of any agreement governing any Senior Obligations, in which case Section 5.2 shall apply, but the Default Rate shall be replaced by the Agreed Rate). For the avoidance of doubt, all cash and cash equivalents used or to be used by the Corporation to pay distributions to its stockholders or to repurchase capital stock of the Corporation (including Class A Common Stock) shall be deemed to be funds available to pay Tax Benefit Payments (along with any applicable interest). The Corporation shall use commercially reasonable efforts to maintain sufficient available funds for the purpose of making Tax Benefit Payments under this Agreement.

(d) In the case of a termination pursuant to any of the foregoing paragraphs (a), (b) or (c), upon the Corporation’s payment in full of the Early Termination Payment (along with any applicable Default Rate Interest) to each TRA Party, the Corporation shall have no further payment obligations under this Agreement other than with respect to any Tax Benefit Payments (along with any applicable Default Rate Interest) in respect of any Taxable Year ending prior to the Early Termination Effective Date, and such payment obligations shall survive the termination of, and be calculated and paid in accordance with, this Agreement. If an Exchange subsequently occurs with respect to Common Units for which the Corporation has paid the Early Termination Payment in full, the Corporation shall have no obligations under this Agreement with respect to such Exchange.

Section 4.2. Early Termination Notice.

(a) If (i) the Corporation chooses to exercise its termination right under Section 4.1(a) (“Voluntary Early Termination”), (ii) a Change of Control occurs or (iii) a Material Breach occurs, the Corporation shall, in each case, deliver to the TRA Parties a reasonably detailed notice of the Corporation’s decision to exercise such right or the occurrence of such event, as applicable (an “Early Termination Notice”). In the case of an Early Termination Notice delivered with respect to a Voluntary Early Termination, the Corporation may withdraw such Early Termination Notice and rescind its Voluntary Early Termination at any time prior to the time at which any Early Termination Payment is paid and the terms of this Agreement shall apply as if such Early Termination Notice had never been delivered.

(b) The Corporation shall deliver a schedule showing in reasonable detail the calculation of the Early Termination Payment (an “Early Termination Schedule”) (i) in case of a Voluntary Early Termination, simultaneously with the delivery of an Early Termination Notice or (ii) in the case of a termination pursuant to Section 4.1(b) or Section 4.1(c), as soon as reasonably practicable following the occurrence of the Change of Control or Material Breach giving rise to such termination. The date on which such Early Termination Schedule becomes final in accordance with Section 2.4(a) shall be the “Early Termination Reference Date”.

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Section 4.3. Payment upon Early Termination.

(a) Timing of Payment. By the date that is five (5) Business Days after the Early Termination Reference Date (such date, the “Final Payment Date” in respect of the Early Termination Payment), the Corporation shall pay in full to each TRA Party an amount equal to the Early Termination Payment applicable to such TRA Party. Such Early Termination Payment shall be made by the Corporation by wire transfer of immediately available funds to a bank account or accounts designated by the applicable TRA Party.

(b) Amount of Payment. The “Early Termination Payment” payable to a TRA Party pursuant to Section 4.3(a) shall equal the present value, discounted at the Agreed Rate and determined as of the Early Termination Reference Date, of all Tax Benefit Payments (other than any Tax Benefit Payments in respect of Taxable Years ending prior to the Early Termination Effective Date) that would be required to be paid by the Corporation to such TRA Party, beginning from the Early Termination Effective Date and using the Valuation Assumptions. For the avoidance of doubt, an Early Termination Payment shall be made to each TRA Party in accordance with this Agreement, regardless of whether a TRA Party has Exchanged all of its Common Units as of the Early Termination Effective Date.

ARTICLE V

Subordination and Late Payments

Section 5.1. Subordination. Notwithstanding any other provision of this Agreement to the contrary, any payment required to be made by the Corporation to the TRA Parties under this Agreement shall rank subordinate and junior in right of payment to any principal, interest or other amounts due and payable in respect of any obligations owed in respect of indebtedness for borrowed money of the Corporation (other than, for the avoidance of doubt, any trade payables, intercompany debt or other similar obligations) (“Senior Obligations”) and shall rank pari passu in right of payment with all current or future unsecured obligations of the Corporation that are not Senior Obligations.

Section 5.2. Late Payments by the Corporation. Subject to the second proviso in the third sentence of Section 4.1(c), the amount of any Payment not made to any TRA Party by the applicable Final Payment Date shall be payable together with “Default Rate Interest,” calculated at the Default Rate and accruing on the amount of the unpaid Payment from the applicable Final Payment Date until the date on which the Corporation makes such Payment to such TRA Party.

ARTICLE VI

Tax Matters; Consistency; Cooperation

Section 6.1. Participation in the Corporation’s and Parent’s Tax Matters. Except as otherwise provided herein or in Article IX of the Operating Agreement, the Corporation shall have full responsibility for, and sole discretion over, all tax matters concerning the Corporation and Parent, including preparing, filing or amending any Tax Return and defending, contesting or settling any issue pertaining to taxes; provided, however, that the Corporation shall not settle any issue pertaining to Covered Tax Assets that is reasonably expected to materially adversely affect the TRA Parties’ rights and obligations under this Agreement without the consent of the TRA Representatives, such consent not to be unreasonably withheld, conditioned or delayed. If the TRA Representatives fail to respond to any notice with respect to the settlement of any such issue within thirty (30) calendar days of its receipt of the applicable notice, the TRA Representatives shall be deemed to have consented to the proposed settlement or other disposition. Notwithstanding the foregoing, (i) the Corporation shall notify the TRA Representatives of, and keep them reasonably informed with respect to, the portion of any audit by any Taxing Authority of the Corporation, Parent or any of Parent’s Subsidiaries, the outcome of which is reasonably expected to materially and adversely affect the TRA Parties’ rights and obligations under this Agreement, including the timing of anticipated Tax Benefit Payments and (ii) the TRA Representatives shall each have the right to participate in and to monitor at their own expense (but, for the avoidance of doubt, not to control) any such issue in any such tax audit. To the extent there is a conflict between this Agreement and the Operating Agreement as it relates to tax matters concerning Covered Taxes and the Corporation and Parent, including preparation, filing or amending of any Tax Return and defending, contesting or settling any issue pertaining to taxes, this Agreement shall control.

Section 6.2. Consistency. Except upon the written advice of the Advisory Firm, all calculations and determinations made hereunder, including any Basis Adjustments, the Schedules and the determination of any Realized Tax Benefits or Realized Tax Detriments, shall be made in accordance with the elections, methodologies

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and positions taken by the Corporation and applicable members of the Parent Group on their respective Tax Returns. Each TRA Party shall prepare its Tax Returns in a manner consistent with the terms of this Agreement and any related calculations or determinations made hereunder, including the terms of Section 2.1 and the Schedules provided to each such TRA Party, except as otherwise required by applicable Law. In the event that an Advisory Firm is replaced with another Advisory Firm acceptable to the Audit Committee, the TRA Parties shall cause such replacement Advisory Firm to perform its services necessitated by this Agreement using procedures and methodologies consistent with those of the previous Advisory Firm, unless otherwise required by applicable Law or unless the Corporation and all of the TRA Representatives agree to the use of other procedures and methodologies.

Section 6.3. Cooperation.

(a) Each TRA Party shall (i) furnish to the Corporation in a timely manner such information, documents and other materials as the Corporation may reasonably request for purposes of making any determination or computation necessary or appropriate under this Agreement, preparing any Tax Return of Parent or any of its Subsidiaries or contesting or defending any related audit, examination or controversy with any Taxing Authority, (ii) make itself available to the Corporation and its representatives to provide explanations of documents and materials and such other information as the Corporation or its representatives may reasonably request in connection with any of the matters described in clause (i) above and (iii) reasonably cooperate in connection with any such matter.

(b) The Corporation shall reimburse the TRA Parties for any reasonable and documented out-of-pocket costs and expenses incurred pursuant to Section 6.3(a).

ARTICLE VII

Miscellaneous

Section 7.1. Notices. All notices, requests, consents and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means (including email), with affirmative confirmation of receipt, (iii) one (1) Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Corporation, to:

[Intuitive Machines, Inc.]

3700 Bay Area Blvd.

Houston, TX 77058

Attn: [•]

Email: [•]

With a copy (which shall not constitute notice) to:

Latham & Watkins LLP

555 Eleventh Street, NW, Suite 1000

Washington, D.C. 20004-1304

Attn: Rachel W. Sheridan; Nick S. Dhesi

Email:

If to any TRA Party, to the address and e-mail address specified on such TRA Party’s signature page to the applicable Joinder or otherwise on file with the Corporation or Parent.

Any Party may change its address or e-mail address by giving each of the other Party written notice thereof in the manner set forth above.

Section 7.2. Counterparts. This Agreement may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the TRA Parties and delivered to the other TRA Parties, it being understood that all TRA Parties need not sign the same

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counterpart. Delivery of an executed signature page to this Agreement by e-mail transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 7.3. Entire Agreement; No Third-Party Beneficiaries. This Agreement constitutes the entire agreement. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.4. Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

Section 7.5. Assignments; Amendments; Successors; No Waiver.

(a) Assignment. No TRA Party may assign, sell, pledge or otherwise alienate or transfer any interest in this Agreement, including the right to receive any payments under this Agreement, to any Person without such Person executing and delivering a Joinder agreeing to succeed to the applicable portion of such TRA Party’s interest in this Agreement and to become a Party for all purposes of this Agreement (the “Joinder Requirement”). For the avoidance of doubt, if a TRA Party transfers Common Units in accordance with the terms of the Operating Agreement but does not assign to the transferee of such Common Units its rights under this Agreement with respect to such transferred Common Units, such TRA Party shall continue to be entitled to receive the Tax Benefit Payments arising in respect of a subsequent Exchange of such Common Units (and any such transferred Common Units shall be separately identified, so as to facilitate the determination of payments hereunder). The Corporation may not assign any of its rights or obligations under this Agreement to any Person without TRA Party Approval (and any purported assignment without such consent shall be null and void).

(b) Amendments. No provision of this Agreement may be amended unless such amendment is approved in writing by the Corporation with TRA Party Approval; provided that amendment of the definition of Change of Control will also require the written approval of a majority of the Independent Directors; provided further that, to the extent any amendment would materially, adversely and disproportionately affect a TRA Party with respect to any rights under this Agreement, such amendment shall require the written approval of such affected TRA Party.

(c) Successors. Except as provided in Section 7.5(a), all of the terms and provisions hereunder shall be binding upon, and shall inure to the benefit of and be enforceable by, the Parties and their respective successors, assigns, heirs, executors, administrators and legal representatives. The Corporation shall require and cause any direct or indirect successor (whether by equity purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Corporation, by written agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Corporation would be required to perform if no such succession had taken place.

(d) Waiver. No provision of this Agreement may be waived unless such waiver is in writing and signed by the Party against whom the waiver is to be effective. No failure by any Party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement, or to exercise any right or remedy consequent upon a breach thereof, shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

Section 7.6. Titles and Subtitles. The titles of the sections and subsections of this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement.

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Section 7.7. Resolution of Disputes; Governing Law.

(a) Except for Reconciliation Disputes subject to Section 7.8, any and all disputes which cannot be settled after good faith negotiation within sixty (60) calendar days, including any ancillary claims of any Party, arising out of, relating to or in connection with the validity, negotiation, execution, interpretation, performance or non-performance of this Agreement (including the validity, scope and enforceability of this Section 7.7 or Section 7.8) (each, a “Dispute”) shall be finally resolved by arbitration in accordance with the International Institute for Conflict Prevention and Resolution Rules for Non-Administered Arbitration by the majority vote of a panel of three arbitrators, of which the Corporation shall designate one arbitrator and the TRA Parties that are party to such Dispute shall designate one arbitrator, in each case in accordance with the “screened” appointment procedure provided in Resolution Rule 5.4. In addition to monetary damages, the arbitrators shall be empowered and permitted to award equitable relief, including an injunction and specific performance of any obligation under this Agreement. The arbitrators are not empowered to award damages in excess of compensatory damages, and each TRA Party hereby irrevocably waives any right to recover punitive, exemplary or similar damages with respect to any Dispute. Any award shall be the sole and exclusive remedy between the TRA Parties regarding any claims, counterclaims, issues or accounting presented to the arbitrators. The arbitration shall be governed by the Federal Arbitration Act, 9 U.S.C. §§ 1 et seq., and judgment upon the award rendered by the arbitrators may be entered by any court having jurisdiction thereof. The place of the arbitration shall be New York, New York.

(b) Notwithstanding the provisions of paragraph (a) above, any Party may bring an action or special proceeding in any court of competent jurisdiction for the purpose of compelling another Party to arbitrate, seeking temporary or preliminary relief in aid of an arbitration hereunder or enforcing an arbitration award and, for the purposes of this paragraph (b), each Party (i) expressly consents to the application of paragraphs (c) and (d) of this Section 7.7 to any such action or proceeding and (ii) agrees that proof shall not be required that monetary damages for breach of the provisions hereunder would be difficult to calculate and that remedies at law would be inadequate.

(c) This Agreement shall be governed in all respects, including as to validity, interpretation and effect, by the internal Laws of the State of Delaware, without giving effect to the conflict of laws rules thereof. Subject to this Section 7.7 and Section 7.8, the Parties agree that any suit or proceeding in connection with, arising out of or relating to this Agreement shall be instituted only in a Delaware state court (or U.S. federal court) located in the State of Delaware, and the Parties, for the purpose of any such suit or proceeding, irrevocably consent and submit to the exclusive personal jurisdiction and venue of any such court in any such suit or proceeding. Each Party agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(d) Each Party irrevocably and unconditionally waives, to the fullest extent permitted by Law, (i) any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any court referred to in Section 7.7(b) or 7.7(c) and (ii) the defense of an inconvenient forum to the maintenance of any such suit, action or proceeding in any such court.

(e) Each Party irrevocably consents to service of process by means of notice in the manner provided for in Section 7.1. Nothing in this Agreement shall affect the right of any Party to serve process in any other manner permitted by Law.

(f) WAIVER OF RIGHT TO TRIAL BY JURY. EACH PARTY HERETO HEREBY KNOWINGLY, VOLUNTARILY, INTENTIONALLY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, AND WITH THE ADVICE OF ITS COUNSEL, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING, WHETHER A CLAIM, COUNTERCLAIM, CROSS-CLAIM, OR THIRD PARTY CLAIM, DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING IN ANY WAY TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).

Section 7.8. Reconciliation Procedures.

(a) In the event that the Corporation and any TRA Party are unable to resolve a disagreement with respect to a Schedule prepared in accordance with the procedures set forth in Section 2.4 or Section 4.2, as applicable, within the relevant time period designated in this Agreement (a “Reconciliation Dispute”), the procedures described in this paragraph (the “Reconciliation Procedures”) will apply. The applicable TRA Parties shall, within fifteen (15)

Annex J-17

calendar days of the commencement of a Reconciliation Dispute, mutually select a nationally recognized expert in the particular area of disagreement (the “Expert”) and submit the Reconciliation Dispute to such Expert for determination. The Expert shall be a partner or principal in a nationally recognized accounting firm, and unless the Corporation and such TRA Party agree otherwise, the Expert (and its employing firm) shall not have any material relationship with the Corporation or such TRA Party or other actual or potential conflict of interest. If the applicable Parties are unable to agree on an Expert within such fifteen (15) calendar-day time period, the selection of an Expert shall be treated as a Dispute subject to Section 7.7 and an arbitration panel shall pick an Expert from a nationally recognized accounting firm that does not have any material relationship with the applicable Parties or other actual or potential conflict of interest. The Expert shall resolve any matter relating to (i) an Attribute Schedule, Early Termination Schedule or an amendment to either within thirty (30) calendar days and (ii) a Tax Benefit Schedule or an amendment thereto within fifteen (15) calendar days or as soon thereafter as is reasonably practicable, in each case after the matter has been submitted to the Expert for resolution. Notwithstanding the preceding sentence, if the matter is not resolved before any payment that is the subject of a disagreement would be due (in the absence of such disagreement) or any Tax Return reflecting the subject of a disagreement is due, the undisputed amount shall be paid by the date prescribed by this Agreement and such Tax Return may be filed as prepared by the Corporation, subject to adjustment or amendment upon resolution. The Expert shall finally determine any Reconciliation Dispute, and its determinations pursuant to this Section 7.8(a) shall be binding on the applicable Parties and may be entered and enforced in any court having competent jurisdiction. Any dispute as to whether a dispute is a Reconciliation Dispute within the meaning of this Section 7.8 or a Dispute within the meaning of Section 7.7 shall be decided and resolved as a Dispute subject to the procedures set forth in Section 7.7.

(b) The sum of (a) the costs and expenses relating to (i) the engagement (and if applicable selection by an arbitration panel) of such Expert and (ii) if applicable, amending any Tax Return in connection with the decision of such Expert and (b) the reasonable and documented out-of-pocket costs and expenses of the Corporation and the applicable TRA Party incurred in the conduct of such resolution process shall be allocated between the Corporation, on the one hand, and the applicable TRA Party, on the other hand, in the same proportion that the aggregate amount of the disputed items so submitted to the Expert that is unsuccessfully disputed by each such Party (as finally determined by the Expert) bears to the total amount of such disputed items so submitted, and each such Party shall promptly reimburse the other Party for the excess that such other Party has paid in respect of such costs and expenses over the amount it has been so allocated. The Corporation may withhold payments under this Agreement to collect amounts due under the preceding sentence.

Section 7.9. Withholding. The Corporation and its Affiliates shall be entitled to deduct and withhold from any payment that is payable to any TRA Party pursuant to this Agreement such amounts as the Corporation is required to deduct and withhold with respect to the making of such payment by applicable Law. To the extent that amounts are so deducted and withheld and paid over to the appropriate Taxing Authority by the Corporation, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid by the Corporation to the relevant TRA Party in respect of whom the deduction and withholding was made. Each TRA Party shall promptly provide the Corporation with any applicable tax forms and certifications reasonably requested by the Corporation in connection with determining whether any such deductions and withholdings are required by applicable Law.

Section 7.10. Admission of the Corporation into a Consolidated Group; Transfers of Corporate Assets.

(a) If the Corporation is or becomes a member of an affiliated or consolidated group of corporations that files a consolidated income Tax Return pursuant to Section 1501 or other applicable sections of the Code governing affiliated or consolidated groups, or any corresponding provisions of state or local tax Law, then (i) the provisions of this Agreement shall be applied with respect to the group as a whole, and (ii) Payments and other applicable items hereunder shall be computed with reference to the consolidated taxable income of the group as a whole.

(b) If the Corporation or any member of the Parent Group transfers one or more Reference Assets to a Person treated as a corporation for U.S. federal income tax purposes (with which the Corporation does not file a consolidated Tax Return pursuant to Section 1501 of the Code), unless otherwise agreed to by the Corporation and each of the TRA Representatives, such transferor, for purposes of calculating the amount of any Payment due hereunder, shall be treated as having disposed of such asset in a fully taxable transaction on the date of such transfer. The consideration deemed to be received by the Corporation or Parent Group member, as the applicable transferor,

Annex J-18

shall be equal to the fair market value of the transferred asset plus the amount of debt to which such asset is subject, in the case of a transfer of an encumbered asset. For purposes of this Section 7.10, a transfer of a partnership interest shall be treated as a transfer of the transferring partner’s applicable share of each of the assets and liabilities of that partnership. Notwithstanding anything to the contrary set forth herein, if the Corporation or any member of a group described in Section 7.10(a) transfers its assets pursuant to a transaction that qualifies as a “reorganization” (within the meaning of Section 368(a) of the Code) in which such entity does not survive, pursuant to a contribution described in Section 351(a) of the Code or pursuant to any other transaction to which Section 381(a) of the Code applies (other than any such reorganization or any such other transaction, in each case, pursuant to which such entity transfers assets to a corporation with which the Corporation or any member of the group described in Section 7.10(a) (excluding any such member being transferred in such reorganization or other transaction) does not file a consolidated Tax Return pursuant to Section 1501 of the Code), the transfer will not cause such entity to be treated as having transferred any assets to a corporation (or a Person classified as a corporation for U.S. federal income tax purposes) pursuant to this Section 7.10(b).

Section 7.11. Confidentiality. Each TRA Party and each of its respective assignees acknowledges and agrees that the information of the Corporation is confidential and, except in the course of performing any duties as necessary for the Corporation and its Affiliates, as required by Law or legal process or to enforce the terms of this Agreement, such Person shall keep and retain in the strictest confidence and not disclose to any other Person any confidential information, acquired pursuant to this Agreement, of the Corporation or its controlled Affiliates or their successors. This Section 7.11 shall not apply to (i) any information that has been made publicly available by the Corporation or any of its controlled Affiliates, becomes public knowledge (except as a result of an act of any TRA Party in violation of this Agreement) or is generally known to the business community, (ii) the disclosure of information to the extent necessary for a TRA Party to prosecute or defend claims arising under or relating to this Agreement and (iii) the disclosure of information to the extent necessary for a TRA Party to prepare and file its Tax Returns, to respond to any inquiries regarding the same from any Taxing Authority or to prosecute or defend any action, proceeding or audit by any Taxing Authority with respect to such Tax Returns. Notwithstanding anything to the contrary herein, the TRA Parties and each of their assignees (and each employee, representative or other agent of the TRA Parties or their assignees, as applicable) may disclose at their discretion to any and all Persons, without limitation of any kind, the tax treatment and tax structure of the Corporation, the TRA Parties and any of their transactions, and all materials of any kind (including tax opinions or other tax analyses) that are provided to the TRA Parties relating to such tax treatment and tax structure. If a TRA Party or an assignee commits, or threatens to commit, a breach of any of the provisions of this Section 7.11, the Corporation shall have the right and remedy to have the provisions of this Section 7.11 specifically enforced by injunctive relief or otherwise by any court of competent jurisdiction without the need to post any bond or other security, it being acknowledged and agreed that any such breach or threatened breach will cause irreparable injury to the Corporation or any of its controlled Affiliates and that money damages alone will not provide an adequate remedy to such Persons. Such rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available at Law or in equity.

Section 7.12. Change in Law. Notwithstanding anything herein to the contrary, if, in connection with an actual or proposed change in Law, a TRA Party reasonably believes that the existence of this Agreement could cause income (other than income arising from receipt of a payment under this Agreement) recognized by such TRA Party (or direct or indirect equity holders in such TRA Party) in connection with any Exchange to be treated as ordinary income (other than with respect to assets described in Section 751(a) of the Code) rather than capital gain (or otherwise taxed at ordinary income rates) for U.S. federal income tax purposes or would have other material adverse tax consequences to such TRA Party or any direct or indirect owner of such TRA Party, then, at the written election of such TRA Party in its sole discretion (in an instrument signed by such TRA Party and delivered to the Corporation) and to the extent specified therein by such TRA Party, this Agreement shall cease to have further effect and shall not apply to an Exchange occurring after a date specified by such TRA Party; provided, for the avoidance of doubt, such voluntary termination of rights by a TRA Party shall not result in or cause a termination or acceleration event under Section 4.1.

Section 7.13. Interest Rate Limitation. Notwithstanding anything to the contrary contained herein, the interest paid or agreed to be paid hereunder with respect to amounts due to any TRA Party hereunder shall not exceed the maximum rate of non-usurious interest permitted by applicable Law (the “Maximum Rate”). If any TRA Party shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the applicable payment (but in each case exclusive of any component thereof comprising interest) or, if it exceeds such unpaid non-interest amount, refunded to the Corporation. In determining whether the interest contracted for, charged or received by any TRA Party exceeds the Maximum Rate, such TRA Party may, to the extent permitted by applicable

Annex J-19

Law, (i) characterize any payment that is not principal as an expense, fee or premium rather than interest, (ii) exclude voluntary prepayments and the effects thereof or (iii) amortize, prorate, allocate and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the payment obligations owed by the Corporation to such TRA Party hereunder. Notwithstanding the foregoing, it is the intention of the Parties to conform strictly to any applicable usury Laws.

Section 7.14. Independent Nature of Rights and Obligations. The rights and obligations of each TRA Party hereunder are several and not joint with the rights and obligations of any other Person. A TRA Party shall not be responsible in any way for the performance of the obligations of any other Person hereunder, nor shall a TRA Party have the right to enforce the rights or obligations of any other Person hereunder (other than obligations of the Corporation). The obligations of a TRA Party hereunder are solely for the benefit of, and shall be enforceable solely by, the Corporation. Nothing contained herein or in any other agreement or document delivered in connection herewith, and no action taken by any TRA Party pursuant hereto or thereto, shall be deemed to constitute the TRA Parties acting as a partnership, association, joint venture or any other kind of entity, or create a presumption that the TRA Parties are in any way acting in concert or as a group with respect to such rights or obligations or the transactions contemplated hereby.

Section 7.15. Tax Characterization. The Parties intend that each (A) Exchange, (B) payment made under this Agreement (except with respect to amounts that constitute Imputed Interest) to a TRA Party in connection with an Exchange, (C) distribution (or deemed distribution) from Parent to a TRA Party that may reasonably be treated as a transaction between the Corporation and the TRA Party pursuant to Section 707(a)(2)(B) of the Code (or any similar provisions of applicable state or local tax Law) shall give rise to Basis Adjustments and (D) payments to TRA Parties pursuant to this Agreement with respect to Business Combination Existing Basis (except with respect to amounts that constitute Imputed Interest) will be treated as consideration in respect of the Threshold Exchange Units that give rise to additional Basis Adjustments; provided, however, that no Party shall be unreasonably impeded in its ability and discretion to negotiate, compromise and/or settle any tax audit, claim or similar proceedings in connection with such position. To the extent this Agreement imposes obligations on Parent or a member of Parent, this Agreement shall be treated as part of the Operating Agreement as described in Section 761(c) of the Code and Treasury Regulations Sections 1.761-1(c) and 1.704-1(b)(2)(ii)(h).

[Signature Page Follows this Page]

Annex J-20

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Agreement as of the date first written above.

CORPORATION:
[INTUITIVE MACHINES, INC.]
By:
Name:
Title:
PARENT:
INTUITIVE MACHINES, LLC
By:
Name:
Title:
TRA PARTIES:
[—]
By:
Name:
Title:
[—]
By:
Name:
Title:
[—]
By:
Name:
Title:

Annex J-21

Exhibit A

FORM OF JOINDER AGREEMENT

This JOINDER AGREEMENT, dated as of _______________, 20___ (this “Joinder”), is delivered pursuant to that certain Tax Receivable Agreement, dated as of [•] (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Tax Receivable Agreement”), by and among [Intuitive Machines, Inc.], a Delaware corporation (the “Corporation”), Intuitive Machines, LLC, a Delaware limited liability company (the “LLC”), and each of the TRA Parties from time to time party thereto. Capitalized terms used but not otherwise defined herein have the respective meanings set forth in the Tax Receivable Agreement.

1.           Joinder to the Tax Receivable Agreement. The undersigned hereby represents and warrants to the Corporation that, as of the date hereof, the undersigned has been assigned an interest in the Tax Receivable Agreement from a TRA Party.

2.          Joinder to the Tax Receivable Agreement. Upon the execution of this Joinder by the undersigned and delivery hereof to the Corporation, the undersigned hereby is and hereafter will be a TRA Party under the Tax Receivable Agreement, with all the rights, privileges and responsibilities of a party thereunder. The undersigned hereby agrees that it shall comply with and be fully bound by the terms of the Tax Receivable Agreement as if it had been a signatory thereto as of the date thereof.

3.           Incorporation by Reference. All terms and conditions of the Tax Receivable Agreement are hereby incorporated by reference in this Joinder as if set forth herein in full.

4.           Address. All notices under the Tax Receivable Agreement to the undersigned shall be direct to:

[Name]

[Address]

[City, State, Zip Code]

Attn:

Facsimile:

E-mail:

[Signature Page Follows this Page]

Annex J-22

IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Joinder as of the day and year first above written.

[NAME OF NEW TRA PARTY]
by
Name:
Title:

Acknowledged and agreed as of the date first set forth above:

[INTUITIVE MACHINES, INC.]
By
Name:
Title:

Annex J-23

ANNEX K

FORM OF LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”), dated as of [•], is made and entered into by and among Intuitive Machines, Inc., a Delaware corporation (the “Company”) (formerly known as Inflection Point Acquisition Corp., a Cayman Islands exempted company limited by shares, prior to its domestication as a Delaware corporation), and Inflection Point Holdings LLC, a Cayman Islands limited liability company (the “Sponsor”), and, together with any Person who hereafter becomes a party to this Agreement pursuant to Section 2 or Section 7 of this Agreement, the “Securityholders” and each, a “Securityholder”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined herein).

WHEREAS, the Company is party to that certain Business Combination Agreement, dated as of September 16, 2022 (as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and between the Company and Intuitive Machines, LLC, a Delaware limited liability company (formerly a Texas limited liability company) (“Legacy Intuitive Machines”), pursuant to which the Company and Legacy Intuitive Machines consummated a business combination (the “Business Combination”);

WHEREAS, immediately prior to the Business Combination, the Company transferred by way of continuation to and domesticated as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended, and the Companies Act (As Revised) of the Cayman Islands (the “Domestication”);

WHEREAS, prior to the Domestication, the Sponsor owned (i) 8,243,750 Purchaser Class B Ordinary Shares and (ii) 6,845,000 Cayman Purchaser Warrants;

WHEREAS, (i) immediately prior to the Domestication, each then issued and outstanding Purchaser Class B Ordinary Share converted automatically, on a one-for-one basis, into a Purchaser Class A Ordinary Share and (ii) in connection with the Domestication, (a) each then issued and outstanding Purchaser Class A Ordinary Share converted automatically, on a one-for-one basis, into a share of Domesticated Purchaser Class A Common Stock and (b) each then issued and outstanding Cayman Purchaser Warrant converted automatically into a Domesticated Purchaser Warrant, following which the Sponsor owned (i) 8,243,750 shares of Domesticated Purchaser Class A Common Stock (the “Lock-Up Shares”) and (ii) 6,845,000 Domesticated Purchaser Warrants (the “Lock-Up Warrants”);

WHEREAS, in connection with the Business Combination, the parties hereto wish to set forth herein certain understandings between such parties with respect to restrictions on transfer of equity interests in the Company.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, each intending to be legally bound hereby, hereby agree as follows:

1. Transfer Restrictions. Subject to the exceptions set forth herein, each Securityholder agrees not to, without the prior written consent of the board of directors of the Company, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Lock-Up Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Lock-Up Shares or (iii) take any action in furtherance of any of the matters described in the foregoing clause (i) or (ii) (the actions specified in clauses (i)-(iii), collectively, “Transfer”) prior to the date that is six (6) months after the consummation of the Business Combination (the “Common Stock Lock-Up Period”). The Securityholder further agrees not to Transfer any Lock-Up Warrants (or any shares of Class A Common Stock issued or issuable upon the exercise of such Lock-Up Warrants), prior to the date that is 30 days after the date hereof (the “Warrant Lock-Up Period” and, together with the Common Stock Lock-Up Period, the “Lock-Up Period”).

2. Permitted Transfers. The restrictions set forth in Section 1 shall not apply to:

(i)        Transfers of any securities other than the (a) Lock-Up Shares, (b) the Lock-Up Warrants, (c) any shares of Class A Common Stock issued or issuable upon the exercise of such Lock-Up Warrants, (d) any securities that may be acquired by Securityholders upon the exercise, conversion or redemption of any of the securities described in clauses (a), (b) or (c), and (e) any other equity security of the Company

Annex K-1

issued or issuable with respect to any securities referenced in clause (a), (b), (c) or (d) above by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

(ii)       Transfers to the Company’s officers or directors, any Affiliate or family member of any of the Company’s officers or directors, any members or partners of the Sponsor or their Affiliates, any affiliates of the Sponsor, or any employees of such Affiliates;

(iii)      In the case of an individual, Transfers to any Affiliates or family members of the Securityholder;

(iv)      Transfers to any investment funds or vehicles controlled or managed by the Securityholder or any of its Affiliates;

(v)       Transfers by gift to a trust, the beneficiary of which is a Person to whom a Transfer would be permitted under Section 2(iii), or to a charitable organization;

(vi)      in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of such individual;

(vii)     in the case of an individual, Transfers pursuant to a qualified domestic relations order;

(viii)    Transfers to a nominee or custodian of a Person to whom a Transfer would be permitted under Section 2(iii);

(ix)      by private sales or transfers made in connection with any forward purchase agreement or similar arrangement at prices no greater than the price at which the Lock-Up Shares or Lock-Up Warrants (as applicable) were originally purchased;

(x)       Transfers in connection with any legal, regulatory or other order;

(xi)      in the case of an entity that is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

(xii)     in the case of an entity, Transfers as part of a distribution to members, partners, shareholders or equityholders of the Securityholder;

(xiii)    in the case of an entity, Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;

(xiv)    the exercise of stock options or warrants to purchase shares of Class A Common Stock or the vesting of stock awards relating to shares of Class A Common Stock and any related Transfer of shares of Class A Common Stock in connection therewith (x) deemed to occur upon the “cashless” or “net” exercise of such options or warrants or (y) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, the vesting of such options, warrants or stock awards, or as a result of the vesting of such shares of Class A Common Stock, it being understood that all shares of Class A Common Stock received upon such exercise, vesting or transfer will remain subject to the restrictions of this Agreement during the Lock-Up Period;

(xv)     Transfers to the Company pursuant to any contractual arrangement in effect upon the consummation of the Business Combination that provides for the repurchase by the Company or forfeiture of Class A Common Stock or other securities convertible into, or exercisable, redeemable or exchangeable for, Class A Common Stock in connection with the termination of the Securityholder’s service to the Company;

(xvi)    the entry, by the Securityholder, at any time after the consummation of the Business Combination, of any trading plan providing for the sale of shares of Class A Common Stock by the Securityholder, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act; provided, however, that such plan does not provide for, or permit, the sale of any shares of Class A Common Stock during the Lock-Up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Lock-Up Period;

Annex K-2

(xvii)   Transfers in the event of the completion of a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company’s securityholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property; and

(xviii)  Transfers to satisfy any U.S. federal, state, or local income tax obligations of a Securityholder (or its direct or indirect owners) arising from a change in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or the U.S. Treasury Regulations promulgated thereunder (the “Regulations”) after the date on which the Business Combination Agreement was executed by the parties, and such change prevents the Business Combination from qualifying as a “reorganization” pursuant to Section 368 of the Code (and the Business Combination does not qualify for similar tax-free treatment pursuant to any successor or other provision of the Code or Regulations taking into account such changes), in each case solely and to the extent necessary to cover any tax liability as a direct result of the transaction.

provided, however, that (A) in the case of clauses (ii) through (xii), as a prerequisite to such Transfer, such permitted transferee(s) must enter into joinder to this Agreement, substantially in the form of Exhibit A hereto, in order to become a “Securityholder” for purposes of this Agreement. For purposes of this Section 2, “immediate family” shall mean a spouse, domestic partner, child (including by adoption), father, mother, brother or sister of the Securityholder, and lineal descendant (including by adoption) of the Securityholder or of any of the foregoing persons.

3. Termination. This Agreement shall terminate upon the earlier of (i) the expiration of the Common Stock Lock-Up Period, (ii) the closing of a merger, liquidation, stock exchange, reorganization or other similar transaction after the date hereof that results in all of the public stockholders of the Company having the right to exchange their shares of Class A Common Stock for cash securities or other property and (iii) the liquidation of the Company.

4. Prohibited Transfers. In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the securities described therein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Agreement.

5. Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Company and the Securityholders holding a majority of the aggregate number of shares of Class A Common Stock then held by all Securityholders as to which this Agreement has not been terminated, executed in the same manner as this Agreement and which makes reference to this Agreement.

6. Entire Agreement. This Agreement and the documents or instruments referred to herein embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the parties hereto with respect to the subject matter contained herein.

7. Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the parties hereto, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning party of its obligations hereunder.

8. Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

9. Jurisdiction. Any Legal Proceeding based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have jurisdiction, in the United States District Court for the District of Delaware and to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), and each of the parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such Legal Proceeding, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the Legal Proceeding shall be heard and determined only in any such court, and (iv) agrees not

Annex K-3

to bring any Legal Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Legal Proceeding, suit or proceeding brought pursuant to this Section 9.

10. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

11. Counterparts. This Agreement (and any joinder to this Agreement) may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

12. Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

13. Liability. The liability of any Securityholder hereunder is several (and not joint). Notwithstanding any other provision of this Agreement, in no event will any Securityholder be liable for any other Securityholder’s breach of such other Securityholder’s obligations under this Agreement.

[Remainder of page intentionally left blank]

Annex K-4

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

INTUITIVE MACHINES, INC.
By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Annex K-5

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

SECURITYHOLDER:
INFLECTION POINT HOLDINGS LLC
By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Annex K-6

EXHIBIT A

JOINDER TO LOCKUP AGREEMENT

[•], 20__

Reference is made to the Lockup Agreement, dated as of [•], by and among Intuitive Machines, Inc. (the “Company”) and the Securityholders (as defined therein) from time to time party thereto (as amended, supplemented or otherwise modified from time to time, the “Lockup Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Lockup Agreement.

Each of the Company and the undersigned holder of equity interests in the Company (the “New Securityholder”) agrees that this Joinder to the Lockup Agreement (this “Joinder”) is being executed and delivered for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged.

The New Securityholder hereby agrees to and does become party to the Lockup Agreement as a Securityholder. This Joinder shall serve as a counterpart signature page to the Lockup Agreement and by executing below, the New Securityholder is deemed to have executed the Lockup Agreement with the same force and effect as if originally named a party thereto.

This Joinder may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Remainder of Page Intentionally Left Blank.]

Annex K-7

IN WITNESS WHEREOF, the undersigned have duly executed this Joinder as of the date first set forth above.

Intuitive Machines, INC.
By:
Name:
Title:
new securityholder:
[•]
By:
Name:
Title:

[Signature Page to Joinder to Lock-Up Agreement]

Annex K-8

ANNEX L

FORM OF LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”), dated as of [•], is made and entered into by and among Intuitive Machines, Inc., a Delaware corporation (the “Company”) (formerly known as Inflection Point Acquisition Corp., a Cayman Islands exempted company limited by shares, prior to its domestication as a Delaware corporation), and the Persons set forth on Schedule I hereto (such Persons, together with any Person who hereafter becomes a party to this Agreement pursuant to Section 2 or Section 7 of this Agreement, the “Securityholders” and each, a “Securityholder”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined herein).

WHEREAS, the Company is party to that certain Business Combination Agreement, dated as of September 16, 2022 (as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and between the Company and Intuitive Machines, LLC, a Delaware limited liability company (formerly a Texas limited liability company) (“Legacy Intuitive Machines”), pursuant to which the Company and Legacy Intuitive Machines consummated a business combination (the “Business Combination”);

WHEREAS, following the consummation of the Business Combination, each Securityholder owns equity interests in the Company; and

WHEREAS, in connection with the Business Combination, the parties hereto wish to set forth herein certain understandings between such parties with respect to restrictions on transfer of equity interests in the Company.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, each intending to be legally bound hereby, hereby agree as follows:

1. Transfer Restrictions. Subject to the exceptions set forth herein, each Securityholder agrees not to, without the prior written consent of the board of directors of the Company, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, (a) any shares of Class A common stock, par value $0.0001 per share, of the Company (“Class A Common Stock”) held by it immediately after the consummation of the Business Combination, (b) any shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock held by it immediately after the consummation of the Business Combination, or (c) any securities convertible into, or exercisable, redeemable or exchangeable for, Class A Common Stock (including any securities of the Company that when paired with one or more other securities of the Company or another entity entitles the holder thereof to receive, Class A Common Stock) held by it immediately after the consummation of the Business Combination (the shares of Class A Common Stock and securities specified in clauses (a)-(c), collectively, the “Lock-up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Lock-up Shares or (iii) take any action in furtherance of any of the matters described in the foregoing clause (i) or (ii) (the actions specified in clauses (i)-(iii), collectively, “Transfer”) prior to the date that is six (6) months after the consummation of the Business Combination (the “Lock-Up Period”).

2. Permitted Transfers. The restrictions set forth in Section 1 shall not apply to:

(i)     Transfers of any securities other than (a) the Lock-Up Shares and (b) any other equity security of the Company issued or issuable with respect to the Lock-Up Shares by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, spin-off, reorganization or similar transaction;

(ii)    In the case of an individual, Transfers to any Affiliates or family members of the Securityholder;

(iii)   Transfers to any investment funds or vehicles controlled or managed by the Securityholder or any of its Affiliates;

(iv)   Transfers by gift to a trust, the beneficiary of which is a Person to whom a Transfer would be permitted under Section 2(i), or to a charitable organization;

Annex L-1

(v)    in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of such individual;

(vi)   in the case of an individual, Transfers pursuant to a qualified domestic relations order;

(vii)  Transfers to a nominee or custodian of a Person to whom a Transfer would be permitted under Section 2(i);

(viii) Transfers in connection with any legal, regulatory or other order;

(ix)   in the case of an entity that is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

(x)    in the case of an entity, Transfers as part of a distribution to members, partners, shareholders or equityholders of the Securityholder;

(xi)   in the case of an entity, Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;

(xii)  the exercise of stock options or warrants to purchase shares of Class A Common Stock or the vesting of stock awards relating to shares of Class A Common Stock and any related Transfer of shares of Class A Common Stock in connection therewith (x) deemed to occur upon the “cashless” or “net” exercise of such options or warrants or (y) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, the vesting of such options, warrants or stock awards, or as a result of the vesting of such shares of Class A Common Stock, it being understood that all shares of Class A Common Stock received upon such exercise, vesting or transfer will remain subject to the restrictions of this Agreement during the Lock-Up Period;

(xiii) Transfers to the Company pursuant to any contractual arrangement in effect upon the consummation of the Business Combination that provides for the repurchase by the Company or forfeiture of Class A Common Stock or other securities convertible into, or exercisable, redeemable or exchangeable for, Class A Common Stock in connection with the termination of the Securityholder’s service to the Company;

(xiv) the entry, by the Securityholder, at any time after the consummation of the Business Combination, of any trading plan providing for the sale of shares of Class A Common Stock by the Securityholder, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act; provided, however, that such plan does not provide for, or permit, the sale of any shares of Class A Common Stock during the Lock-Up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Lock-Up Period;

(xv)  Transfers in the event of the completion of a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company’s securityholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property; and

(xvi) Transfers to satisfy any U.S. federal, state, or local income tax obligations of a Securityholder (or its direct or indirect owners) arising from such Securityholder’s ownership (including prior to and after the Business Combination) of the Lock-Up Shares or any interests in Legacy Intuitive Machines, in each case solely and to the extent necessary to cover any tax liability as a direct result of such ownership of the Lock-Up Shares or any interests in Legacy Intuitive Machines.

provided, however, that (A) in the case of clauses (i) through (x), as a prerequisite to such Transfer, such permitted transferee(s) must enter into joinder to this Agreement, substantially in the form of Exhibit A hereto, in order to become a “Securityholder” for purposes of this Agreement. For purposes of this Section 2, “immediate family” shall mean a spouse, domestic partner, child (including by adoption), father, mother, brother or sister of the Securityholder, and lineal descendant (including by adoption) of the Securityholder or of any of the foregoing persons.

Annex L-2

3. Termination. This Agreement shall terminate upon the earlier of (i) the expiration of the Lock-Up Period, (ii) the closing of a merger, liquidation, stock exchange, reorganization or other similar transaction after the date hereof that results in all of the public stockholders of the Company having the right to exchange their shares of Class A Common Stock for cash securities or other property and (iii) the liquidation of the Company.

4. Prohibited Transfers. In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the securities described therein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Agreement.

5. Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Company and the Securityholders holding a majority of the aggregate number of shares of Class A Common Stock then held by all Securityholders as to which this Agreement has not been terminated, executed in the same manner as this Agreement and which makes reference to this Agreement.

6. Entire Agreement. This Agreement and the documents or instruments referred to herein embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the parties hereto with respect to the subject matter contained herein.

7. Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the parties hereto, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning party of its obligations hereunder.

8. Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

9. Jurisdiction. Any Legal Proceeding based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have jurisdiction, in the United States District Court for the District of Delaware and to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), and each of the parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such Legal Proceeding, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the Legal Proceeding shall be heard and determined only in any such court, and (iv) agrees not to bring any Legal Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Legal Proceeding, suit or proceeding brought pursuant to this Section 9.

10. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

11. Counterparts. This Agreement (and any joinder to this Agreement) may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Annex L-3

12. Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

13. Liability. The liability of any Securityholder hereunder is several (and not joint). Notwithstanding any other provision of this Agreement, in no event will any Securityholder be liable for any other Securityholder’s breach of such other Securityholder’s obligations under this Agreement.

[Remainder of page intentionally left blank]

Annex L-4

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

INTUITIVE MACHINES, INC.
By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Annex L-5

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

SECURITYHOLDERS:
[•]
By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Annex L-6

SCHEDULE I

SECURITYHOLDERS

[•]1

1 To be updated at closing of business combination to include all (i) executive officers and directors of the combined company and (ii) all Legacy Intuitive Machines securityholders that beneficially own greater than 1% of the outstanding capital of the combined company.

Annex L-7

EXHIBIT A

JOINDER TO LOCKUP AGREEMENT

[•], 20__

Reference is made to the Lockup Agreement, dated as of [•], by and among Intuitive Machines, Inc. (the “Company”) and the Securityholders (as defined therein) from time to time party thereto (as amended, supplemented or otherwise modified from time to time, the “Lockup Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Lockup Agreement.

Each of the Company and the undersigned holder of equity interests in the Company (the “New Securityholder”) agrees that this Joinder to the Lockup Agreement (this “Joinder”) is being executed and delivered for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged.

The New Securityholder hereby agrees to and does become party to the Lockup Agreement as a Securityholder. This Joinder shall serve as a counterpart signature page to the Lockup Agreement and by executing below, the New Securityholder is deemed to have executed the Lockup Agreement with the same force and effect as if originally named a party thereto.

This Joinder may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Remainder of Page Intentionally Left Blank.]

Annex L-8

IN WITNESS WHEREOF, the undersigned have duly executed this Joinder as of the date first set forth above.

Intuitive Machines, INC.
By:
Name:
Title:
new securityholder:
[•]
By:
Name:
Title:

[Signature Page to Joinder to Lock-Up Agreement]
Annex L-9

ANNEX M

MEMBER VOTING AND SUPPORT AGREEMENT

This MEMBER VOTING AND SUPPORT AGREEMENT (this “Agreement”), is dated as of September 16, 2022, by and among Inflection Point Acquisition Corp., a Cayman Islands exempted company limited by shares (which shall domesticate as a Delaware corporation prior to the Closing) (the “Purchaser”), the Persons set forth on Schedule I hereto (the “Founders”) and Intuitive Machines, LLC, a Texas limited liability company (which shall convert into a Delaware limited liability company in connection with the Transactions) (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, as of the date hereof, the Founders are the holders of such number of Company Units as are indicated opposite each of their names on Schedule I attached hereto (collectively, the “Subject Securities”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, the Purchaser and the Company have entered into the Business Combination Agreement (as it may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), dated as of the date hereof, pursuant to which, among other transactions, the Purchaser and the Company intend to consummate a business combination; and

WHEREAS, as an inducement to the Purchaser and the Company to enter into the Business Combination Agreement and to consummate the Transactions, the parties hereto desire to agree to certain matters as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, each intending to be legally bound hereby, hereby agree as follows:

ARTICLE I
Voting and SUPPORT AGREEMENT; COVENANTS

Section 1.1 Binding Effect of Business Combination Agreement. Each of the Founders hereby acknowledges that he, she or it has read the Business Combination Agreement and this Agreement and has had the opportunity to consult with his, her or its tax and legal advisors. Each of the Founders shall be bound by and comply with Section 6.06 (No Solicitation), Section 6.15 (Public Announcements) and Section 6.16 (Confidential Information) of the Business Combination Agreement (and any relevant definitions contained in any such Sections) as if such Founder was an original signatory to the Business Combination Agreement with respect to such provisions.

Section 1.2 No Transfer.

(a) Unless otherwise deemed a Permitted Transfer (as defined below), during the period commencing on the date hereof and ending on the earliest of (a) the Closing, (b) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 8.01 (Termination) thereof (the earlier of (a) and (b), the “Expiration Time”) and (c) the liquidation of the Company, the Founders shall not, without the prior written consent of the Purchaser and the Company, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Subject Securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities or (iii) take any action in furtherance of any of the matters described in the foregoing clause (i) or (ii) (each, a “Transfer”).

(b) “Permitted Transfer” means any Transfer of Subject Securities (i) to any Affiliates or family members of such Founder, (ii) to any investment funds or vehicles controlled or managed by such Founder or its Affiliates, (iii) by gift to a trust, the beneficiary of which is a Person to whom a Transfer would be permitted under clause (i), or to a charitable organization, (iv) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual, (v) in the case of an individual, pursuant to a qualified domestic relations order, (vi) to a nominee or custodian of a Person to whom a Transfer would be permitted under clause (i), (vii) in the case of an entity that is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust, (viii) to a third party in connection with any non-redemption, backstop arrangement or other similar arrangement, (ix) in connection with any legal, regulatory or other order; or (x) as otherwise mutually agreed upon between such Founder,

Annex M-1

the Purchaser and the Company; provided, however, that in the case of clauses (i) through (vii) and clause (x), as a precondition to such Transfer, such transferee must enter into a written agreement with the Company and the Purchaser agreeing to assume all of the obligations under this Agreement with respect to such Subject Securities and to be bound by the transfer restrictions set forth in this Agreement (to the extent applicable); provided, further, that, no Transfer permitted under this Section 1.2 shall relieve such Founder of its obligations under this Agreement.

Section 1.3 New Shares. In the event that (a) any Company Units or other equity securities of the Company are issued to a Founder after the date of this Agreement pursuant to any dividend, split, recapitalization, reclassification, combination or exchange of, on or affecting the Company Units owned by such Founder or otherwise (including in connection with the Recapitalization), (b) a Founder purchases or otherwise acquires beneficial ownership of any Company Units after the date of this Agreement, or (c) a Founder acquires the right to vote or share in the voting of any Company Units or other equity securities of the Company after the date of this Agreement (such Company Units or other equity securities of the Company, collectively, the “New Securities”), then such New Securities acquired or purchased by such Founder shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Securities owned by such Founder as of the date hereof.

Section 1.4 Closing Date Deliverables. On the Closing Date, each of the Founders shall deliver:

(a) a properly completed and duly executed IRS Form W-9 from such Founder;

(b) a duly executed copy of that certain A&R Registration Rights Agreement;

(c) a duly executed copy of the Company Second A&R Operating Agreement;

(d) a duly executed copy of the Lock-Up Agreement; and

(e) a duly executed copy of the Tax Receivable Agreement.

Section 1.5 Founder Agreements. At any meeting of the members of the Company, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the members of the Company is sought, each of the Founders shall (i) appear at each such meeting or otherwise cause all of its Subject Securities, which are entitled to vote, to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Subject Securities, which are entitled to vote:

(a) to approve and adopt the Business Combination Agreement and the consummation of the Transactions, including the Conversion and the Recapitalization;

(b) against any Alternative Transaction or any proposal relating to an Alternative Transaction;

(c) against any merger agreement or merger (other than the Business Combination Agreement and the Transactions), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company;

(d) against any change in the business or board of managers of the Company (other than pursuant to the Business Combination Agreement or the Ancillary Documents); and

(e) against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of this Agreement, the Business Combination Agreement or the Transactions, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company under the Business Combination Agreement, (C) result in any of the conditions set forth in Article VII (Closing Conditions) of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of such Founder contained in this Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, the Company.

Each Founder hereby agrees that he, she or it shall not commit or agree to take any action inconsistent with the foregoing. Each Founder further agrees that, with respect to any written consent to be delivered pursuant to the obligations of such Founder under this Section 1.5, such written consent shall be delivered promptly following the

Annex M-2

time at which the Registration Statement has been declared effective under the Securities Act (and, in any event, within three (3) Business Days thereof).

Section 1.6 No Challenges. Each Founder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Purchaser, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into this Agreement, the Business Combination Agreement or the Transactions.

Section 1.7 Further Assurances. Each Founder shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws, or as reasonably requested by Purchaser or the Company, to effect the actions set forth herein and to consummate the transactions contemplated hereby on the terms and subject to the conditions set forth herein and the Transactions on the terms and subject to the conditions set forth in the Business Combination Agreement.

Section 1.8 No Inconsistent Agreement. Each Founder hereby represents and covenants that such Founder has not entered into, and shall not enter into, any agreement that would restrict, limit, or interfere with the performance of such Founder’s obligations hereunder. Each Founder agrees to reasonably promptly notify the Purchaser in writing of any updates to Schedule I hereto after the date hereof and prior to Closing.

Section 1.9 Appraisal Rights. Each Founder hereby waives and agrees not to exercise any rights of appraisal or rights to dissent from the Transactions that he, she or it may have with respect to the Subject Securities under applicable Law.

Section 1.10 Consent to Disclosure. Each Founder hereby consents to the publication and disclosure in the Proxy Statement/Registration Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any documents or communications provided by the Purchaser or the Company to any Governmental Authority and to Purchaser Shareholders) of such Founder’s identity and beneficial ownership of the Subject Securities and the nature of such Founder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by the Purchaser and the Company, a copy of this Agreement. Each Founder will promptly provide any information reasonably requested by Purchaser or the Company that is reasonably necessary for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC).

ARTICLE II
REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Founders. Each Founder, severally and not jointly, represents and warrants as of the date hereof to the Purchaser and the Company, in each case, only with respect to itself, as follows:

(a) Organization; Due Authorization. (i) If the Founder is a natural person, he or she has all the requisite power and authority and has taken all action necessary in order to execute and deliver this Agreement, to perform his or her obligations hereunder and to consummate the transactions contemplated hereby, and (ii) if the Founder is not a natural person, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Founder’s corporate, limited liability company or similar organizational powers and have been duly authorized by all necessary corporate, limited liability company, or similar organizational actions on the part of such Founder. This Agreement has been duly executed and delivered by such Founder and, assuming due authorization, execution and delivery by the other parties hereto, this Agreement constitutes a legally valid and binding obligation of such Founder, enforceable against such Founder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of such Founder.

Annex M-3

(b) Ownership. Such Founder is the record and beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of, and has good title to, all of its Subject Securities, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Securities (other than transfer restrictions under the Securities Act)) affecting any such Subject Securities, other than Liens pursuant to (i) this Agreement, (ii) the Company’s Organizational Documents, (iii) the Business Combination Agreement, (iv) the Company Operating Agreement, (v) if the Founder is not a natural person, the Founder’s Organizational Documents or (v) any applicable securities Laws. Such Founder’s Subject Securities are the only equity securities of the Company owned of record or beneficially by such Founder on the date of this Agreement, and none of such Subject Securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Securities, except as provided hereunder and under the Company Operating Agreement. Other than the Subject Securities, such Founder does not hold or own any rights to acquire (directly or indirectly) any equity securities of the Company or any equity securities convertible into, or which can be exchanged for, equity securities of the Company.

(c) No Conflicts. The execution and delivery of this Agreement by such Founder does not, and the performance by such Founder of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of such Founder, or (ii) require any consent or approval that has not been given or other action that has not been taken by any third party (including under any Contract binding upon such Founder or such Founder’s Subject Securities), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Founder of its obligations under this Agreement.

(d) Adequate Information. Such Founder has been furnished or given access to adequate information concerning the business and financial condition of Purchaser and the Company to make an information decision regarding this Agreement and the Transactions and has independently and without reliance upon Purchaser or the Company and based on such information as such Founder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Founder acknowledges that Purchaser and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Founder acknowledges that the agreements contained herein with respect to the Subject Securities held by such Founder are irrevocable and result in the waiver of any right of the undersigned to demand appraisal in connection with the Business Combination under Section 262 of the General Corporation Law of the State of Delaware and any other Law.

(e) Litigation. There are no Legal Proceedings pending against such Founder or, to the knowledge of such Founder, threatened in writing against such Founder, before (or, in the case of threatened Legal Proceedings, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Founder of its obligations under this Agreement.

(f) Brokerage Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by such Founder in his, her or its capacity as a member of the Company, for which the Company or any of its Affiliates may become liable.

(g) Acknowledgement. Such Founder understands and acknowledges that each of the Purchaser and the Company is entering into the Business Combination Agreement in reliance upon the Founders’ execution and delivery of this Agreement.

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ARTICLE III
MISCELLANEOUS

Section 3.1 Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest of (a) the Expiration Time, (b) the liquidation of the Company and (c) the written agreement of the Founders, the Purchaser, and the Company. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.

Section 3.2 Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto.

Section 3.3 Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the chancery court or any other state or federal court within the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. In the event that any action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 3.4 Amendment. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the Purchaser, the Company and the Founders.

Section 3.5 Miscellaneous. Sections 9.02 (Notices), 9.05 (Governing Law), 9.06 (Jurisdiction), 9.07 (Waiver of Jury Trial), 9.09 (Severability), 9.11 (Entire Agreement), 9.12 (Interpretation), 9.13 (Counterparts) and 9.15 (Waiver of Claims Against Trust) of the Business Combination Agreement are each hereby incorporated into this Agreement (including any relevant definitions contained in any such Sections), mutatis mutandis.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

PURCHASER:
Inflection Point Acquisition Corp.
By:	/s/ Michael Blitzer
	Name:	Michael Blitzer
	Title:	Co-Chief Executive Officer
COMPANY:
Intuitive Machines, LLC
By:	/s/ Stephen J. Altemus
	Name:	Stephen J. Altemus
	Title:	President & CEO

Signature Page to Member Voting and Support Agreement

FOUNDERS:
/s/ Kamal Ghaffarian
Kamal Ghaffarian
/s/ Stephen Altemus
Stephen Altemus
/s/ Timothy Crain
Timothy Crain

Signature Page to Member Voting and Support Agreement

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SCHEDULE I

	Founders
Kamal Ghaffarian	Class A Units	75,534,000
Stephen Altemus	Class A Units	28,755,000
Timothy Crain	Class A Units	18,211,000

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ANNEX N

COMMON STOCK PURCHASE AGREEMENT

This COMMON STOCK PURCHASE AGREEMENT is made and entered into as of September 16, 2022 (this “Agreement”), by and between CF Principal Investments LLC, a Delaware limited liability company (the “Investor”), and Inflection Point Acquisition Corp., a Cayman Islands exempted company (the “Company”). For purposes of this Agreement, references to the “Company” shall also include any successor entity to the Company by any Fundamental Transaction, but only from and after the closing of such Fundamental Transaction, including but not limited to, the resulting publicly listed company pursuant to the transactions contemplated by that certain Business Combination Agreement, dated as of September 16, 2022 (as may be amended, supplemented or otherwise modified from time to time, the “BCA”), by and between the Company and Intuitive Machines, LLC, a Texas limited liability company (“Intuitive Machines”).

RECITALS

WHEREAS, pursuant to the BCA, upon the terms and subject to the conditions contained therein (all transactions referred to in the BCA, the “Business Combination”), and in connection with the consummation of the Business Combination (the “Closing”), the Company will be renamed Intuitive Machines Inc., with shares of the Company’s Class A common stock, par value $0.0001 per share (the “Common Stock”) registered under Section 12(b) of the Exchange Act;

WHEREAS, the parties desire that, upon the terms and subject to the conditions and limitations set forth herein, the Company may issue and sell to the Investor, from time to time as provided herein, and the Investor shall purchase from the Company, up to the lesser of (i) $50,000,000 in aggregate gross purchase price of newly issued shares of Common Stock, and (ii) the Exchange Cap (to the extent applicable under Section 3.3);

WHEREAS, such sales of Common Stock by the Company to the Investor will be made in reliance upon the provisions of Section 4(a)(2) of the Securities Act (“Section 4(a)(2)”) and/or Rule 506(b) of Regulation D promulgated by the Commission under the Securities Act (“Regulation D”), and upon such other exemption from the registration requirements of the Securities Act as may be available with respect to any or all of the issuances and sales of Common Stock by the Company to the Investor to be made hereunder;

WHEREAS, the parties hereto are concurrently entering into a Registration Rights Agreement in the form attached as Exhibit A hereto (the “Registration Rights Agreement”), pursuant to which the Company shall register the resale of the Registrable Securities, upon the terms and subject to the conditions set forth therein;

WHEREAS, in consideration for the Investor’s execution and delivery of this Agreement, the Company shall issue the Commitment Shares as payment to the Investor, on or prior to the effectiveness of the Registration Statement (as defined below), pursuant to and in accordance with Section 10.1(ii); and

WHEREAS, the Company acknowledges that the Investor is an Affiliate of the Cantor Fitzgerald group of entities, and its Affiliate, Cantor Fitzgerald & Co. (“CF&CO”), is acting as the Investor’s representative in connection with the transactions contemplated hereby.

NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

Capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Annex I hereto, and hereby made a part hereof, or as otherwise set forth in this Agreement.

ARTICLE II
PURCHASE AND SALE OF COMMON STOCK

Section 2.1. Purchase and Sale of Stock. Upon the terms and subject to the conditions of this Agreement, during the Investment Period, the Company, in its sole discretion, shall have the right, but not the obligation, to issue and sell to the Investor, and the Investor shall purchase from the Company, up to the lesser of (i) $50,000,000 (the “Total Commitment”) in aggregate gross purchase price of duly authorized, validly issued, fully paid and non-assessable

Annex N-1

shares of Common Stock and (ii) the Exchange Cap, to the extent applicable under Section 3.3 (such lesser amount of shares of Common Stock, the “Aggregate Limit”), by the delivery to the Investor of VWAP Purchase Notices as provided in Article III.

Section 2.2. Closing Date; Settlement. This Agreement shall become effective and binding upon the delivery of counterpart signature pages of this Agreement and the Registration Rights Agreement executed by each of the parties hereto and thereto. In consideration of and in express reliance upon the representations, warranties and covenants contained in, and upon the terms and subject to the conditions of, this Agreement, during the Investment Period, the Company, at its sole option and discretion, may issue and sell to the Investor, and, if the Company elects to so issue and sell, the Investor shall purchase from the Company, the Shares in respect of each VWAP Purchase. The delivery of Shares in respect of each VWAP Purchase, and the payment for such Shares, shall occur in accordance with Section 3.2, provided that all of the conditions precedent in Article VII shall have been fulfilled at the applicable times set forth in Article VII.

Section 2.3. Initial Public Announcements and Required Filings. The Company shall, within the time period required under the Exchange Act, file with the Commission a Current Report on Form 8-K disclosing the execution of this Agreement and the Registration Rights Agreement, the Commitment Shares to be issued by the Company to the Investor in accordance with Section 10.1(ii), and, as applicable, attaching as exhibits thereto copies of this Agreement and the Registration Rights Agreement (including all exhibits thereto, the “Current Report”). The Company shall use its commercially reasonable efforts to provide the Investor and its legal counsel a reasonable opportunity to review and comment on a draft of the Current Report prior to filing the Current Report with the Commission and shall give due consideration to all such comments. After the Closing, the Company shall use its commercially reasonable efforts to prepare and, as soon as practicable, file with the Commission the Initial Registration Statement and any New Registration Statement covering only the resale by the Investor of the Registrable Securities in accordance with the Securities Act and the Registration Rights Agreement. At or before 8:30 a.m. (New York City time) on the second (2nd) Trading Day immediately following the Effective Date of the Initial Registration Statement and any New Registration Statement (or any post-effective amendment thereto), the Company shall use its commercially reasonable efforts to file with the Commission in accordance with Rule 424(b) under the Securities Act the final Prospectus to be used in connection with sales pursuant to such Registration Statement (or post-effective amendment thereto).

ARTICLE III
PURCHASE TERMS

Subject to the satisfaction of the conditions set forth in Article VII, the parties agree as follows:

Section 3.1. VWAP Purchases. Upon the initial satisfaction of all of the conditions set forth in Section 7.2 (the “Commencement” and the date of initial satisfaction of all of such conditions, the “Commencement Date”) and from time to time thereafter, subject to the satisfaction of all of the conditions set forth in Section 7.3, the Company shall have the right, but not the obligation, to direct the Investor, by its timely delivery to the Investor of a VWAP Purchase Notice, in substantially the form attached hereto as Exhibit D, prior to 9:00 a.m., New York City time, on a VWAP Purchase Date, to purchase a number of Shares equal to the applicable VWAP Purchase Share Amount, not to exceed the applicable VWAP Purchase Maximum Amount, at the applicable VWAP Purchase Price therefor on such VWAP Purchase Date in accordance with this Agreement (each such purchase, a “VWAP Purchase”). In addition, the Investor may, in its sole discretion, accept a VWAP Purchase Notice after 9:00 a.m., New York City time, on a VWAP Purchase Date, provided that such acceptance, once provided, shall be irrevocable and binding and the Company’s obligation to deliver the Shares that are the subject of such VWAP Purchase Notice shall be binding; provided, further that, if the Investor does not accept a VWAP Purchase Notice that is delivered after 9:00 a.m., New York City time, such VWAP Purchase Notice shall be deemed to be null and void. The Investor may also, in its sole discretion, accept additional VWAP Purchase Notices within a Trading Day, in which case any prior VWAP Purchase Notice accepted by the Investor in such Trading Day shall be null, void, superseded and replaced in its entirety by such subsequent VWAP Purchase Notice. The Company may timely deliver a VWAP Purchase Notice to the Investor as often as every Trading Day (and may deliver multiple VWAP Purchase Notices in any given day, it being understood that a subsequent VWAP Purchase Notice will supersede and replace all earlier VWAP Purchase Notices delivered within the same Trading Day in their entirety), so long as (i) the Closing Sale Price of the Common Stock on the Trading Day immediately preceding such Trading Day is not less than the Threshold Price, and (ii) all Shares subject to all prior VWAP Purchases theretofore required to have been received by the Investor as DWAC Shares under this Agreement have been delivered to the Investor as DWAC Shares in accordance with this Agreement. The Investor is obligated to accept each VWAP Purchase

Annex N-2

Notice prepared and delivered by the Company in accordance with the terms of and subject to the satisfaction of the conditions contained in this Agreement. If the Company delivers any VWAP Purchase Notice directing the Investor to purchase a number of Shares that is in excess of the applicable VWAP Purchase Maximum Amount, such VWAP Purchase Notice shall be void ab initio to the extent of the amount by which the VWAP Purchase Share Amount set forth in such VWAP Purchase Notice exceeds such applicable VWAP Purchase Maximum Amount, and the Investor shall have no obligation to purchase such Excess Shares in respect of such VWAP Purchase Notice; provided, however, that the Investor shall remain obligated to purchase the applicable VWAP Purchase Maximum Amount in such VWAP Purchase. Notwithstanding anything in this paragraph to the contrary, in the case where the Sale Price falls below the Threshold Price during a Trading Day, the VWAP Purchase Amount shall be calculated using (i) the VWAP Purchase Share Percentage of the aggregate shares traded on the Principal Market for such portion of the VWAP Purchase Date the Sale Price is not below the Threshold Price and (ii) a VWAP Purchase Price calculated using the volume weighted average price of Common Stock sold during such portion of the VWAP Purchase Date the Sale Price is not below the Threshold Price. Each VWAP Purchase Notice must include a VWAP Purchase Share Estimate. Each VWAP Purchase Notice must be accompanied by instructions to the Transfer Agent to immediately issue and deliver to the Investor a number of DWAC Shares equal to the VWAP Purchase Share Estimate. In no event shall the Investor purchase (or be deemed to have purchased), pursuant to any VWAP Purchase, a number of Shares constituting the applicable VWAP Purchase Share Amount that exceeds the VWAP Purchase Share Estimate issued on the VWAP Purchase Date in connection with such VWAP Purchase Notice; however, the Investor will promptly return to the Company any Shares issued pursuant to the VWAP Purchase Share Estimate that exceeds the number of Shares constituting the applicable VWAP Purchase Share Amount the Investor actually purchases in connection with such VWAP Purchase (such amount, the “Excess Shares”). Alternatively, if the Transfer Agent does not return the Excess Shares to the Company on the VWAP Purchase Date in accordance with the Investor’s instructions, or if otherwise instructed in writing by the Company, Investor may retain such Excess Shares (provided that the Investor will not be deemed to have purchased such Excess Shares), and such Excess Shares will be deemed pre-delivered Shares that will reduce the number of Shares required to be delivered by the Company in accordance with this section on the next VWAP Purchase Date in connection with the next VWAP Purchase Notice; provided, however, that the Company shall have the right, upon delivery of written notice to the Investor at any time, to request that the Investor return all or a portion of such Excess Shares to the Company. At or prior to 5:30 p.m., New York City time, on the VWAP Purchase Date for each VWAP Purchase, the Investor shall provide to the Company a written confirmation for such VWAP Purchase setting forth the applicable VWAP Purchase Price per Share to be paid by the Investor in such VWAP Purchase, and the total aggregate VWAP Purchase Price to be paid by the Investor for the total VWAP Purchase Share Amount purchased by the Investor in such VWAP Purchase. Notwithstanding the foregoing, the Company shall not deliver any VWAP Purchase Notices to the Investor during the Post-Effective Amendment Period.

Section 3.2. Settlement. For each VWAP Purchase, the Investor shall pay to the Company an amount in cash equal to the product of (i) the total number of Shares purchased by the Investor in such VWAP Purchase and (ii) the applicable VWAP Purchase Price for such Shares (the “VWAP Purchase Amount”), as full payment for such Shares purchased by the Investor in such VWAP Purchase, via wire transfer of immediately available funds, not later than 5:00 p.m., New York City time, on the second (2nd) Trading Day following the applicable VWAP Purchase Share Delivery Date for such VWAP Purchase, provided the Investor shall have timely received, as DWAC Shares, all of such Shares purchased by the Investor in such VWAP Purchase on such VWAP Purchase Share Delivery Date in accordance with the first sentence of this Section 3.2. If the Investor fails to pay the VWAP Purchase Amount when due, the Investor will return the DWAC Shares to the Company. If the Company or the Transfer Agent shall fail for any reason, other than a failure of the Investor or its Broker-Dealer (as defined below) to set up a DWAC and required instructions, to deliver to the Investor, as DWAC Shares, any Shares purchased by the Investor in a VWAP Purchase prior to 10:30 a.m., New York City time, on the Trading Day immediately following the date of the applicable VWAP Purchase Notice (the “Share Delivery Deadline”) for such VWAP Purchase, and if on or after such Trading Day the Investor purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Investor of such Shares that the Investor anticipated receiving from the Company on such VWAP Purchase Share Delivery Date in respect of such VWAP Purchase, then the Company shall, within one (1) Trading Day after the Investor’s request, either (i) pay cash to the Investor in an amount equal to the Investor’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased (the “Cover Price”), at which point the Company’s obligation to deliver such Shares as DWAC Shares (and the Investor’s obligation to purchase such Shares from the Company) shall terminate, or (ii) promptly honor its obligation to deliver to the Investor such Shares as DWAC Shares and pay cash to the Investor in an amount equal to the excess (if any) of the Cover Price over the total purchase price paid by the Investor pursuant to this Agreement for all of the Shares purchased by the Investor in such

Annex N-3

VWAP Purchase; provided, however, that that Investor agrees to use its commercially reasonable efforts to purchase shares of Common Stock in respect of the Cover Price only in normal brokerage transactions at the prevailing price per share of Common Stock then available. The Company shall not issue any fraction of a share of Common Stock to the Investor in connection with any VWAP Purchase effected pursuant to this Agreement. If the issuance would result in the issuance of a fraction of a share of Common Stock, the Company shall round such fraction of a share of Common Stock up or down to the nearest whole share. All payments to be made by the Investor pursuant to this Agreement shall be made by wire transfer of immediately available funds to such account as the Company may from time to time designate by written notice to the Investor in accordance with the provisions of this Agreement.

Section 3.3. Compliance with Rules of Principal Market.

(i) Exchange Cap. The Company shall not issue or sell any shares of Common Stock pursuant to this Agreement, and the Investor shall not purchase or acquire any shares of Common Stock pursuant to this Agreement, to the extent that after giving effect thereto, the aggregate number of shares of Common Stock that would be issued pursuant to this Agreement and the transactions contemplated hereby would exceed such number of shares of Common Stock representing the lower of (i) 19.99% of the aggregate voting power of the Common Stock and (ii) 19.99% of the total number of shares of issued and outstanding Common Stock, in each case, calculated in accordance with the applicable rules of the Principal Market, which number of shares shall be reduced, on a share-for-share basis, by the number of shares of Common Stock issued or issuable pursuant to any transaction or series of transactions that may be aggregated with the transactions contemplated by this Agreement under applicable rules of the Principal Market (such maximum number of shares, the “Exchange Cap”), unless the Company’s stockholders have approved the issuance of Common Stock pursuant to this Agreement in excess of the Exchange Cap in accordance with the applicable rules of the Principal Market. For the avoidance of doubt, the Company may, but shall be under no obligation to, request its stockholders to approve the issuance of Common Stock pursuant to this Agreement; provided, that if such stockholder approval is not obtained, the Exchange Cap shall be applicable for all purposes of this Agreement and the transactions contemplated hereby at all times during the term of this Agreement.

(ii) General. The Company shall not issue or sell any shares of Common Stock pursuant to this Agreement if such issuance or sale would reasonably be expected to result in (a) a violation of the Securities Act or (b) a breach of the rules of the Principal Market. The provisions of this Section 3.3 shall not be implemented in a manner otherwise than in strict conformity with the terms of this Section 3.3 unless necessary to ensure compliance with the Securities Act and the applicable rules of the Principal Market.

Section 3.4. Beneficial Ownership Limitation. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not issue or sell, and the Investor shall not purchase or acquire, any shares of Common Stock under this Agreement which, when aggregated with all other shares of Common Stock then beneficially owned by the Investor and its Affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder), would result in the beneficial ownership by the Investor and its Affiliates (on an aggregated basis) of more than 4.99% of the outstanding voting power or shares of Common Stock (the “Beneficial Ownership Limitation”). Upon the written or oral request of the Investor, the Company shall promptly (but not later than the next business day on which the Transfer Agent is open for business) confirm orally or in writing to the Investor the number of shares of Common Stock then outstanding. The Investor and the Company shall each cooperate in good faith in the determinations required under this Section 3.4 and the application of this Section 3.4. The Investor’s written certification to the Company of the applicability of the Beneficial Ownership Limitation, and the resulting effect thereof hereunder at any time, shall be conclusive with respect to the applicability thereof and such result absent manifest error. The provisions of this Section 3.4 shall not be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 3.4 unless necessary to properly give effect to the limitations contained in this Section 3.4.

Section 3.5. Regulation M. If at any time the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the Exchange Act are not satisfied with respect to the Common Stock, the Investor’s obligations under this Agreement shall be suspended until that or other exemptive provisions have been satisfied.

Annex N-4

ARTICLE IV
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE INVESTOR

The Investor hereby makes the following representations, warranties and covenants to the Company:

Section 4.1. Organization and Standing of the Investor. The Investor is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware.

Section 4.2. Authorization and Power. The Investor has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the Registration Rights Agreement and to purchase or acquire the Shares in accordance with the terms hereof. The execution, delivery and performance by the Investor of this Agreement and the Registration Rights Agreement and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action, and no further consent or authorization of the Investor or its sole member is required. Each of this Agreement and the Registration Rights Agreement has been duly executed and delivered by the Investor and constitutes a valid and binding obligation of the Investor enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership, or similar laws relating to, or affecting generally the enforcement of, creditor’s rights and remedies or by other equitable principles of general application (including any limitation of equitable remedies).

Section 4.3. No Conflicts. The execution, delivery and performance by the Investor of this Agreement and the Registration Rights Agreement and the consummation by the Investor of the transactions contemplated hereby and thereby do not and shall not (i) result in a violation of such Investor’s applicable organizational instruments, (ii) conflict with, constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give rise to any rights of termination, amendment, acceleration or cancellation of, any material agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which the Investor is a party or by which it or any of its properties or assets is bound, (iii) create or impose any lien, charge or Encumbrance on any property or asset of the Investor under any agreement or any commitment to which the Investor is party or under which the Investor is bound or under which any of its properties or assets are bound, or (iv) result in a violation of any federal, state, local or foreign statute, rule, or regulation, or any order, judgment or decree of any court or governmental agency applicable to the Investor or by which any of its properties or assets are bound or affected, except, in the case of clauses (ii), (iii) and (iv), for such conflicts, defaults, terminations, amendments, acceleration, cancellations and violations as would not, individually or in the aggregate, prohibit or otherwise interfere with, in any material respect, the ability of the Investor to enter into and perform its obligations under this Agreement and the Registration Rights Agreement. The Investor is not required under any applicable federal, state or local law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement and the Registration Rights Agreement or to purchase or acquire the Shares in accordance with the terms hereof, other than as may be required by the Financial Industry Regulatory Authority Inc. (“FINRA”); provided, however, that for purposes of the representation made in this sentence, the Investor is assuming and relying upon the accuracy of the relevant representations and warranties and the compliance with the relevant covenants and agreements of the Company in the Transaction Documents to which it is a party.

Section 4.4. Investment Purpose. The Investor is acquiring the Shares for its own account, for investment purposes and not with a view towards, or for resale in connection with, the public sale or distribution thereof, in violation of the Securities Act or any applicable state securities laws; provided, however, that by making the representations herein, the Investor does not agree, or make any representation or warranty, to hold any of the Shares for any minimum or other specific term and reserves the right to dispose of the Shares at any time in accordance with, or pursuant to, a registration statement filed pursuant to the Registration Rights Agreement or an applicable exemption under the Securities Act. The Investor does not presently have any agreement or undertaking, directly or indirectly, with any Person to sell or distribute any of the Shares. The Investor is acquiring the Shares hereunder in the ordinary course of its business.

Section 4.5. Accredited Investor Status. The Investor is an institutional “accredited investor.”

Annex N-5

Section 4.6. Reliance on Exemptions. The Investor understands that the Shares are being offered and sold to it in reliance on specific exemptions from the registration requirements of U.S. federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and the Investor’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Investor set forth herein in order to determine the availability of such exemptions and the eligibility of the Investor to acquire the Shares.

Section 4.7. Information. All materials relating to the business, financial condition, management and operations of the Company and materials relating to the offer and sale of the Shares which have been requested by the Investor have been furnished or otherwise made available to the Investor or its advisors, including, without limitation, the Commission Documents. The Investor understands that its investment in the Shares involves a high degree of risk. The Investor is able to bear the economic risk of an investment in the Shares, including a total loss thereof, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of a proposed investment in the Shares. The Investor and its advisors have been afforded the opportunity to ask questions of and receive answers from representatives of the Company concerning the financial condition and business of the Company and other matters relating to an investment in the Shares. Neither such inquiries nor any other due diligence investigations conducted by the Investor or its advisors, if any, or its representatives shall modify, amend or affect the Investor’s right to rely on the Company’s representations and warranties contained in this Agreement or in any other Transaction Document to which the Company is a party or the Investor’s right to rely on any other document or instrument executed and/or delivered in connection with this Agreement or the consummation of the transaction contemplated hereby. The Investor has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Shares. The Investor understands that it (and not the Company) shall be responsible for its own tax liabilities that may arise as a result of this investment or the transactions contemplated by this Agreement.

Section 4.8. No Governmental Review. The Investor understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Shares or the fairness or suitability of the investment in the Shares nor have such authorities passed upon or endorsed the merits of the offering of the Shares.

Section 4.9. No General Solicitation. The Investor is not purchasing or acquiring the Shares as a result of any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Shares.

Section 4.10. Not an Affiliate. The Investor is not an officer, director or an Affiliate of the Company. During the Investment Period, the Investor will not acquire for its own account any shares of Common Stock or securities exercisable for or convertible into shares of Common Stock, other than pursuant to this Agreement; provided, however, that nothing in this Agreement shall prohibit or be deemed to prohibit the Investor from purchasing, in an open market transaction or otherwise, shares of Common Stock necessary to make delivery by the Investor in satisfaction of a sale by the Investor of Shares that the Investor anticipated receiving from the Company in connection with the settlement of a VWAP Purchase if the Company or the Transfer Agent shall have failed for any reason (other than a failure of Investor or its Broker-Dealer to set up a DWAC and required instructions) to electronically transfer all of the Shares subject to such VWAP Purchase to the Investor prior to the applicable Share Delivery Deadline by crediting the Investor’s or its designated Broker-Dealer’s account at DTC through its DWAC delivery system in compliance with Section 3.2 of this Agreement. For the avoidance of doubt, the foregoing restriction does not apply to any Affiliate of the Investor, provided that any such purchases do not cause the Investor to violate any applicable Exchange Act requirement, including Regulation M.

Section 4.11. No Prior Short Sales. At no time prior to the date of this Agreement has the Investor or any entity managed or controlled by the Investor, engaged in or effected, in any manner whatsoever, directly or indirectly, for its own principal account, any (i) “short sale” (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of the Common Stock or (ii) hedging transaction, in either case, which establishes a net short position with respect to the Common Stock that remains in effect as of the date of this Agreement.

Section 4.12. Statutory Underwriter Status. The Investor acknowledges that it will be disclosed as an “underwriter” and a “selling stockholder” in each Registration Statement and in any Prospectus contained therein to the extent required by applicable law and to the extent the Prospectus is related to the resale of Registrable Securities.

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Section 4.13. Resales of Shares. The Investor represents, warrants and covenants that it will resell such Shares only pursuant to the Registration Statement in which the resale of such Shares is registered under the Securities Act, in a manner described under the caption “Plan of Distribution” in such Registration Statement, and in a manner in compliance with all applicable U.S. federal and state securities laws, rules and regulations, including, without limitation, any applicable prospectus delivery requirements of the Securities Act.

Section 4.14. Residency. The Investor is a resident of the State of Delaware.

ARTICLE V
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY

Except as set forth in any Disclosure Schedule (as defined below) delivered by the Company to the Investor, the Company hereby makes the following representations, warranties and covenants to the Investor:

Section 5.1. Organization, Good Standing and Power. The Company and each of its Subsidiaries are duly organized, validly existing and in good standing under the laws of their respective jurisdictions of organization. The Company and each of its Subsidiaries are duly licensed or qualified as a foreign corporation (or other entity, if applicable) for transaction of business and in good standing under the laws of each other jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such license or qualification, and have all entity power and authority necessary to own or hold their respective properties and to conduct their respective businesses as described in the Commission Documents, except where the failure to be so qualified or in good standing or have such power or authority would not, individually or in the aggregate, have a material adverse effect or would reasonably be expected to have a material adverse effect on or affecting the assets, business, operations, earnings, properties, condition (financial or otherwise), prospects, stockholders’ equity or results of operations of the Company and the Subsidiaries taken as a whole, or prevent or materially interfere with consummation of the transactions contemplated hereby (a “Material Adverse Effect”).

Section 5.2. Subsidiaries. The subsidiaries to be set forth in Exhibit 21 to the Registration Statement (collectively, the “Subsidiaries”) will be the Company’s only significant subsidiaries (as such term is defined in Rule 1-02 of Regulation S-X promulgated by the Commission). Except as set forth in the Commission Documents, the Company owns, directly or indirectly, all of the equity interests of the Subsidiaries free and clear of any lien, charge, security interest, encumbrance, right of first refusal or other restriction, and all the equity interests of the Subsidiaries are validly issued and are fully paid, non-assessable and free of preemptive and similar rights. No Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary’s capital stock, from repaying to the Company any loans or advances to such Subsidiary from the Company or from transferring any of such Subsidiary’s property or assets to the Company or any other Subsidiary of the Company.

Section 5.3. Authorization, Enforcement. The Company has the requisite corporate power and authority to enter into and perform its obligations under each of the Transaction Documents to which it is a party and to issue the Shares in accordance with the terms hereof and thereof. Except for approvals of the Company’s Board of Directors or a committee thereof as may be required in connection with any issuance and sale of Shares to the Investor hereunder (which approvals shall be obtained prior to the delivery of any VWAP Purchase Notice), the execution, delivery and performance by the Company of each of the Transaction Documents to which it is a party and the consummation by it of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action, and, except for such approvals as are required under the BCA, no further consent or authorization of the Company, its Board of Directors or its stockholders is required. Each of the Transaction Documents to which the Company is a party has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditor’s rights and remedies or by other equitable principles of general application (including any limitation of equitable remedies).

Section 5.4. Capitalization. The authorized capital stock of the Company and the shares thereof issued and outstanding were as set forth in the Commission Documents as of the dates reflected therein. All of the outstanding shares of capital stock have been duly authorized and validly issued and are fully paid and non-assessable. Except as set forth in the Commission Documents, this Agreement and the Registration Rights Agreement, there are no agreements or arrangements under which the Company is obligated to register the sale of any securities under the Securities Act.

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Except as set forth in the Commission Documents, no shares of capital stock are entitled to preemptive rights and there are no outstanding debt securities and no contracts, commitments, understandings, or arrangements by which the Company is or may become bound to issue additional shares of the capital stock of the Company or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, any shares of capital stock of the Company other than those issued or granted in the ordinary course of business pursuant to the Company’s equity incentive and/or compensatory plans or arrangements. Except for customary transfer restrictions contained in agreements entered into by the Company to sell restricted securities or as set forth in the Commission Documents, the Company is not a party to, and it has no Knowledge of, any agreement restricting the voting or transfer of any shares of the capital stock of the Company. Except as set forth in the Commission Documents, there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by this Agreement or any of the other Transaction Documents or the consummation of the transactions described herein or therein. After the Closing, the Company will have filed with the Commission true and correct copies of the Company’s Certificate of Incorporation as in effect on the Closing Date (the “Charter”), and the Company’s Bylaws as in effect on the Closing Date (the “Bylaws”).

Section 5.5. Issuance of Shares. The Commitment Shares will be, prior to the delivery to the Investor hereunder, and the Shares to be issued under this Agreement will be, prior to the delivery to the Investor hereunder pursuant to a particular VWAP Purchase Notice, duly and validly authorized by all necessary corporate action on the part of the Company. The Commitment Shares, when issued to the Investor in accordance with this Agreement, and the Shares, if and when issued and sold against payment therefor in accordance with this Agreement, shall be validly issued and outstanding, fully paid and non-assessable and free from all liens, charges, taxes, security interests, encumbrances, rights of first refusal, preemptive or similar rights and other encumbrances with respect to the issue thereof, and the Investor shall be entitled to all rights accorded to a holder of Common Stock. At or prior to Commencement, the Company shall have duly authorized and reserved a number of shares of Common Stock equal to the Exchange Cap for issuance and sale as Shares to the Investor pursuant to VWAP Purchases that may be effected by the Company, in its sole discretion, from time to time from and after the Commencement Date, pursuant to this Agreement.

Section 5.6. No Conflicts. The execution, delivery and performance by the Company of each of the Transaction Documents to which it is a party and the consummation by the Company of the transactions contemplated hereby and thereby do not and shall not (i) result in a violation of any provision of the Company’s Organizational Documents, (ii) conflict with or constitute a material default (or an event which, with notice or lapse of time or both, would become a material default) under, or give rise to any rights of termination, amendment, acceleration or cancellation of, any Material Contract to which the Company or any of its Subsidiaries is a party or is bound, (iii) result in a violation of any federal, state, local or foreign statute, rule, regulation, order, judgment or decree applicable to the Company or any of its Subsidiaries (including federal and state securities laws and regulations and the rules and regulations of the Principal Market), except, in the case of clauses (ii) and (iii), for such conflicts, defaults, terminations, amendments, acceleration, cancellations, liens, charges, encumbrances and violations as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect or that have been waived. Except as specifically contemplated by this Agreement or the Registration Rights Agreement and as required under the Securities Act, any applicable state securities laws and applicable rules of the Principal Market, the Company is not required under any federal, state or local rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under the Transaction Documents to which it is a party, or to issue the Shares to the Investor in accordance with the terms hereof and thereof (other than such consents, authorizations, orders, filings or registrations as have been obtained or made prior to the Closing Date); provided, however, that, for purposes of the representation made in this sentence, the Company is assuming and relying upon the accuracy of the representations and warranties of the Investor in this Agreement and the compliance by it with its covenants and agreements contained in this Agreement and the Registration Rights Agreement.

Section 5.7. Commission Documents, Financial Statements; Disclosure Controls and Procedures; Internal Controls Over Financial Reporting; Accountants.

(i) Since September 21, 2021, the Company has timely filed (giving effect to permissible extensions in accordance with Rule 12b-25 under the Exchange Act) all filings required to be filed with or furnished to the Commission by the Company under the Securities Act or the Exchange Act, including those required to be filed with or furnished to the Commission under Section 13(a) or Section 15(d) of the Exchange Act. As of the Closing Date, no Subsidiary of the Company is required to file or furnish any report, schedule, registration, form, statement, information or other

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document with the Commission. As of its filing date (or, if amended or superseded by a filing prior to the Closing Date, on the date of such amended or superseded filing), each Commission Document filed with or furnished to the Commission prior to the Closing Date complied in all material respects with the requirements of the Securities Act or the Exchange Act, as applicable. Each Registration Statement, on the date it is filed with the Commission, on the date it becomes effective and on each VWAP Purchase Date shall comply in all material respects with the requirements of the Securities Act (including, without limitation, Rule 415 under the Securities Act) and shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, except that this representation and warranty shall not apply to statements in or omissions from such Registration Statement made in reliance upon and in conformity with information relating to the Investor furnished to the Company in writing by or on behalf of the Investor expressly for use therein. The Prospectus and each Prospectus Supplement required to be filed pursuant to this Agreement or the Registration Rights Agreement after the Closing Date, when taken together, on its date and on each VWAP Purchase Date shall comply in all material respects with the requirements of the Securities Act (including, without limitation, Rule 424(b) under the Securities Act) and shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that this representation and warranty shall not apply to statements in or omissions from the Prospectus or any Prospectus Supplement made in reliance upon and in conformity with information relating to the Investor furnished to the Company in writing by or on behalf of the Investor expressly for use therein. The statistical, demographic and market-related data included in the Registration Statement and Prospectus are based on or derived from sources that the Company believes to be reliable and accurate or represent the Company’s good faith estimates that are made on the basis of data derived from such sources. Each Commission Document (other than the Initial Registration Statement or any New Registration Statement, or the Prospectus included therein or any Prospectus Supplement thereto) to be filed with or furnished to the Commission after the Closing Date and incorporated by reference in the Initial Registration Statement or any New Registration Statement, or the Prospectus included therein or any Prospectus Supplement thereto required to be filed pursuant to this Agreement or the Registration Rights Agreement (including, without limitation, the Current Report), when such document is filed with or furnished to the Commission and, if applicable, when such document becomes effective, as the case may be, shall comply in all material respects with the requirements of the Securities Act or the Exchange Act, as applicable, and other federal, state and local laws, rules and regulations applicable to it. There are no outstanding or unresolved comments or undertakings in any comment letters received by the Company from the Commission. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company under the Securities Act or the Exchange Act.

(ii) The consolidated financial statements of the Company included or incorporated by reference in the Commission Documents, together with the related notes and schedules, present fairly, in all material respects, the consolidated financial position of the Company and its then consolidated subsidiaries as of the dates indicated, and the consolidated results of operations, cash flows and changes in stockholders’ equity of the Company and its then consolidated subsidiaries for the periods specified (subject, in the case of unaudited statements, to normal year-end audit adjustments which will not be material, either individually or in the aggregate) and have been prepared in compliance with the published requirements of the Securities Act and the Exchange Act, as applicable, and in conformity with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis. There are no financial statements (historical or pro forma) that are required to be included or incorporated by reference in the Commission Documents that are not included or incorporated by reference as required. The Company and the Subsidiaries do not have any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations or any “variable interest entities” as that term is used in Accounting Standards Codification Paragraph 810-10-25-20), not described in Commission Documents which are required to be described in the Commission Documents. All disclosures contained or incorporated by reference in the Commission Documents, if any, regarding “non-GAAP financial measures” (as such term is defined by the rules and regulations of the Commission) comply in all material respects with Regulation G of the Exchange Act and Item 10 of Regulation S-K under the Securities Act, to the extent applicable. The interactive data in eXtensible Business Reporting Language included in the Commission Documents fairly presents the information called for in all material respects and has been prepared in accordance with the Commission’s rules and guidelines applicable thereto.

(iii) (a) Marcum LLP, whose report on the consolidated financial statements of the Company included in the Commission Documents, is and, during the periods covered by its report, was an independent public accounting firm within the meaning of the Securities Act and the rules and regulations of the Public Company Accounting Oversight

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Board (United States). To the Company’s Knowledge, Marcum LLP is, or was during the periods covered by its report, not in violation of the auditor independence requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) with respect to the Company.

(b) From and after the Closing, Grant Thornton LLP (or any successor independent registered public accounting firm for the Company), whose report on the consolidated financial statements of Intuitive Machines is included in the Commission Documents, is and, during the periods covered by its report, was an independent public accounting firm within the meaning of the Securities Act and the rules and regulations of the Public Company Accounting Oversight Board (United States). To the Company’s Knowledge, Grant Thornton LLP (or any successor independent registered public accounting firm for the Company) is, or was during the periods covered by its report, not in violation of the auditor independence requirements of the Sarbanes-Oxley Act with respect to the Company.

(iv) There is and has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any applicable provisions of the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder. Each of the principal executive officers and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company as applicable) has made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to all reports, schedules, forms, statements and other documents required to be filed by it or furnished by it to the Commission. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

Section 5.8. No Material Adverse Effect; Absence of Certain Changes. Subsequent to the respective dates as of which information is given in the Commission Documents (including any document deemed incorporated by reference therein), there has not been (i) any Material Adverse Effect, (ii) any transaction that is material to the Company and the Subsidiaries taken as a whole, (iii) any obligation or liability, direct or contingent (including any off-balance sheet obligations), incurred by the Company or any Subsidiary, that is material to the Company and the Subsidiaries taken as a whole, (iv) any material change in the capital stock or outstanding long-term indebtedness of the Company or any of its Subsidiaries or (v) any dividend or distribution of any kind declared, paid or made on the capital stock of the Company or any Subsidiary (other than dividends or distributions paid solely to the Company or another Subsidiary), other than in each of clauses (i) through (v) above in the ordinary course of business or as otherwise disclosed in the Commission Documents (including any document deemed incorporated by reference therein). Except as disclosed in the Commission Documents (including any document deemed incorporated by reference therein), the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of business consistent with past practice in all material respects.

Section 5.9. No Material Defaults. Neither the Company nor any of its Subsidiaries has defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults would, individually or in the aggregate, have a Material Adverse Effect. The Company has not filed a report pursuant to Section 13(a) or 15(d) of the Exchange Act indicating that it (i) has failed to pay any dividend or sinking fund installment on preferred stock or (ii) has defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults would, individually or in the aggregate, have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is (i) in violation of its Organizational Documents, in each case as currently in effect, or similar organizational documents; (ii) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of the property or assets of the Company or any of its Subsidiaries are subject; or (iii) in violation of any law or statute or any judgment, order, rule or regulation of any Governmental Authority, except, in the case of each of clauses (ii) and (iii) above, for any such violation or default that would not, individually or in the aggregate, have a Material Adverse Effect.

Section 5.10. No Preferential Rights. Except as set forth in the Commission Documents, (i) no Person, has the right, contractual or otherwise, to cause the Company to issue or sell to such Person any Common Stock or shares of any other capital stock or other securities of the Company, (ii) no Person has any preemptive rights, resale rights, rights of first refusal, rights of co-sale, or any other rights (whether pursuant to a “poison pill” provision or otherwise) to purchase any Common Stock or shares of any other capital stock or other securities of the Company, (iii) no Person has the right to act as an underwriter or as a financial advisor to the Company in connection with the offer and sale of the Common Stock, and (iv) no Person has the right, contractual or otherwise, to require the Company to register

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under the Securities Act any Common Stock or shares of any other capital stock or other securities of the Company, or to include any such shares or other securities in the Registration Statement or the offering contemplated thereby, whether as a result of the filing or effectiveness of the Registration Statement or the sale of the Shares as contemplated thereby or otherwise.

Section 5.11. Material Contracts. Neither the Company nor any of its Subsidiaries is in material breach of or default in any respect under the terms of any Material Contract and, to the Knowledge of the Company, no other party to any Material Contract is in material breach of or default under the terms of any Company Material Contract. Each agreement between the Company and a third party is in full force and effect and is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the Knowledge of the Company, is a valid and binding obligation of each other party thereto. The Company has not received any written notice of the intention of any other party to a Material Contract to terminate for default, convenience or otherwise, or not renew, any Material Contract.

Section 5.12. Solvency. The Company has not taken any steps, and does not currently expect to take any steps, to seek protection pursuant to Title 11 of the United States Code or any similar federal or state bankruptcy law or law for the relief of debtors, nor does the Company have any Knowledge that its creditors intend to initiate involuntary bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for relief under Title 11 of the United States Code or any other federal or state bankruptcy law or any law for the relief of debtors. From and after the Closing, the Company is financially solvent and is generally able to pay its debts as they become due.

Section 5.13. Real Property; Intellectual Property.

(i) Except as set forth in the Commission Documents, the Company and its Subsidiaries have good and marketable title in fee simple to all items of real property owned by them and good and valid title to all personal property described in the Commission Documents as being owned by them, in each case free and clear of all liens, encumbrances and claims, except those matters that (a) do not materially interfere with the use made and proposed to be made of such property by the Company and any of its Subsidiaries or (b) would not, individually or in the aggregate, have a Material Adverse Effect. Any real or personal property described in the Commission Documents as being leased by the Company and any of its Subsidiaries is held by them under valid, existing and enforceable leases, except those that (1) do not materially interfere with the use made or proposed to be made of such property by the Company or any of its Subsidiaries or (2) would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect. Each of the properties of the Company and its Subsidiaries complies with all applicable codes, laws and regulations (including, without limitation, building and zoning codes, laws and regulations and laws relating to access to such properties), except if and to the extent disclosed in the Commission Documents or except for such failures to comply that would not, individually or in the aggregate, reasonably be expected to interfere in any material respect with the use made and proposed to be made of such property by the Company and its Subsidiaries or otherwise have a Material Adverse Effect. None of the Company or its Subsidiaries has received from any Governmental Authorities any notice of any condemnation of, or zoning change affecting, the properties of the Company and its Subsidiaries, and the Company knows of no such condemnation or zoning change which is threatened, except for such that would not reasonably be expected to interfere in any material respect with the use made and proposed to be made of such property by the Company and its Subsidiaries or otherwise have a Material Adverse Effect, individually or in the aggregate.

(ii) Except as disclosed in the Commission Documents, the Company and its Subsidiaries own, possess, license or have other rights to use all foreign and domestic patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, Internet domain names, know-how and other intellectual property (collectively, the “Intellectual Property”), necessary for the conduct of their respective businesses as now conducted except to the extent that the failure to own, possess, license or otherwise hold adequate rights to use such Intellectual Property would not, individually or in the aggregate, have a Material Adverse Effect. Except as disclosed in the Commission Documents (a) there are no rights of third parties to any such Intellectual Property owned by the Company and its Subsidiaries; (b) to the Company’s Knowledge, there is no infringement by third parties of any such Intellectual Property; (c) there is no pending or, to the Company’s Knowledge, threatened action, suit, proceeding or claim by others challenging the Company’s and its Subsidiaries’ rights in or to any such Intellectual Property, and the Company is unaware of any facts which could form a reasonable basis for any such action, suit, proceeding or claim; (d) there is no pending or, to the Company’s Knowledge, threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property; (e) there is no pending or, to the Company’s Knowledge, threatened action, suit, proceeding or claim by others that the Company and

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its Subsidiaries infringe or otherwise violate any patent, trademark, copyright, trade secret or other proprietary rights of others; (f) to the Company’s Knowledge, there is no third-party U.S. patent or published U.S. patent application which contains claims for which an Interference Proceeding (as defined in 35 U.S.C. § 135) has been commenced against any patent or patent application described in the Commission Documents as being owned by or licensed to the Company; and (g) the Company and its Subsidiaries have complied with the terms of each agreement pursuant to which Intellectual Property has been licensed to the Company or such Subsidiary, and all such agreements are in full force and effect, except, in the case of any of clauses (a)-(g) above, for any such infringement by third parties or any such pending or threatened suit, action, proceeding or claim as would not, individually or in the aggregate, result in a Material Adverse Effect. The Company and its Subsidiaries have taken reasonable best efforts to maintain the confidentiality of all material trade secrets and other material confidential information of the Company and its Subsidiaries and any confidential information owned by any Person to whom the Company or any of its Subsidiaries has a written confidentiality obligation.

Section 5.14. Actions Pending. Except as set forth in the Commission Documents, there are no actions, suits or proceedings by or before any Governmental Authority pending, nor, to the Company’s Knowledge, any audits or investigations by or before any Governmental Authority to which the Company or a Subsidiary is a party or to which any property of the Company or any of its Subsidiaries is the subject that would, individually or in the aggregate, have a Material Adverse Effect and, to the Company’s Knowledge, no such actions, suits, proceedings, audits or investigations are threatened or contemplated by any Governmental Authority or threatened by others; and (i) there are no current or pending audits or investigations, actions, suits or proceedings by or before any Governmental Authority that are required under the Securities Act to be described in the Commission Documents that are not so described; and (ii) there are no contracts or other documents that are required under the Securities Act to be filed as exhibits to the Commission Documents that are not so filed.

Section 5.15. Compliance with Law. The Company and each of its Subsidiaries are in compliance with all applicable laws, regulations and statutes (other than with respect to Environmental Laws and regulations, which are subject to Section 5.21) in the jurisdictions in which it carries on business; the Company has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations and statutes, and is not aware of any pending change or contemplated change to any applicable law or regulation or governmental position; in each case that would materially adversely affect the business of the Company or the business or legal environment under which the Company operates.

Section 5.16. Certain Fees. Neither the Company nor any of its Subsidiaries has incurred any liability for any finder’s fees, brokerage commissions or similar payments in connection with the transactions contemplated by this Agreement.

Section 5.17. Disclosure. The Company confirms that neither it nor any other Person acting on its behalf has provided the Investor or any of its agents, advisors or counsel with any information that constitutes or could reasonably be expected to constitute material, nonpublic information concerning the Company or any of its Subsidiaries, other than the existence of the transactions contemplated by the Transaction Documents. The Company understands and confirms that the Investor will rely on the foregoing representations in effecting resales of Shares under the Registration Statement.

Section 5.18. Regulation M. From and after the Closing, the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the Exchange Act are satisfied with respect to the Common Stock.

Section 5.19. Broker/Dealer Relationships. Neither the Company nor any of the Subsidiaries (i) is required to register as a “broker” or “dealer” in accordance with the provisions of the Exchange Act or (ii) directly or indirectly through one or more intermediaries, controls or is a “person associated with a member” or “associated person of a member” (within the meaning set forth in the FINRA Manual).

Section 5.20. Controls. The Company and each of its Subsidiaries maintain systems of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company’s internal control over financial reporting is effective and the Company is not aware of any material weaknesses in its internal control over financial reporting (other than as set forth in the Commission Documents). Since the date of the

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latest audited financial statements of the Company included in the Commission Documents, there has been no change in the Company’s internal control over financial reporting that has materially and adversely affected, or is reasonably likely to materially and adversely affect, the Company’s internal control over financial reporting (other than as set forth in the Commission Documents). The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 and 15d-15) for the Company and designed such disclosure controls and procedures to ensure that material information relating to the Company and each of its Subsidiaries is made known to the certifying officers by others within those entities, particularly during the period in which the Company’s Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, is being prepared. The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within ninety (90) days prior to the filing date of the Form 10-K for the fiscal year most recently ended (such date, the “Evaluation Date”), and except as disclosed in the Commission Documents, the disclosure controls and procedures are effective. The Company presented in its Form 10-K for the fiscal year most recently ended the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date and the disclosure controls and procedures are effective. Since the Evaluation Date, there have been no significant changes in the Company’s internal controls (as such term is defined in Item 307(b) of Regulation S-K under the Securities Act) or, to the Company’s Knowledge, in other factors that could significantly affect the Company’s internal controls.

Section 5.21. Permits. The Company and each Subsidiary possess such valid and current certificates, authorizations or permits issued by the appropriate state, federal or foreign regulatory agencies or bodies necessary to conduct their respective businesses, and neither the Company nor any Subsidiary has received, or has any reason to believe that it will receive, any notice of proceedings relating to the revocation or modification of, or non-compliance with, any such certificate, authorization or permit which, if the subject of an unfavorable decision, ruling or finding, would, individually or in the aggregate, have a Material Adverse Effect.

Section 5.22. Environmental Compliance. Except as set forth in the Commission Documents, the Company and its Subsidiaries (i) are in compliance with any and all applicable federal, state, local and foreign laws, rules, regulations, decisions and orders relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”); (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses as described in the Commission Documents; and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except, in the case of any of clauses (i), (ii) or (iii) above, for any such failure to comply or failure to receive required permits, licenses, other approvals or liability as would not, individually or in the aggregate, have a Material Adverse Effect.

Section 5.23. No Improper Practices. (i) Neither the Company nor the Subsidiaries, nor any director or officer of the Company or any Subsidiary nor, to the Company’s Knowledge, any employee of the Company, or agent, Affiliate or other person acting on behalf of the Company or any Subsidiary has, in the past five years, made any unlawful contributions to any candidate for any political office (or failed fully to disclose any contribution in violation of applicable law) or made any contribution or other payment to any official of, or candidate for, any federal, state, municipal, or foreign office or other person charged with similar public or quasi-public duty in violation of any applicable law or of the character required to be disclosed in the Commission Documents; (ii) no relationship, direct or indirect, exists between or among the Company or any Subsidiary or any Affiliate of any of them, on the one hand, and the directors, officers and stockholders of the Company or any Subsidiary, on the other hand, that is required by the Securities Act to be described in the Commission Documents that is not so described; (iii) no relationship, direct or indirect, exists between or among the Company or any Subsidiary or any Affiliate of them, on the one hand, and the directors, officers, or stockholders of the Company or any Subsidiary, on the other hand, that is required by the rules of FINRA to be described in the Commission Documents that is not so described; (iv) except as described in the Commission Documents, there are no material outstanding loans or advances or material guarantees of indebtedness by the Company or any Subsidiary to or for the benefit of any of their respective officers or directors or any of the members of the families of any of them; (v) the Company has not offered, or caused any placement agent to offer, Common Stock to any person with the intent to influence unlawfully (a) a customer or supplier of the Company or any Subsidiary to alter the customer’s or supplier’s level or type of business with the Company or any Subsidiary or (b) a trade journalist or publication to write or publish favorable information about the Company or any Subsidiary or any of their respective products or services; and (vi) neither the Company nor any Subsidiary nor any director, officer or employee of the Company or any Subsidiary nor, to the Company’s Knowledge, any agent, Affiliate or other person acting on behalf of the Company or any Subsidiary has (a) violated or is in violation of any applicable provision of

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the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any other applicable anti-bribery or anti-corruption law (collectively, “Anti-Corruption Laws”), (b) promised, offered, provided, attempted to provide or authorized the provision of anything of value, directly or indirectly, to any person for the purpose of obtaining or retaining business, influencing any act or decision of the recipient, or securing any improper advantage; or (c) made any payment of funds of the Company or any Subsidiary or received or retained any funds in violation of any Anti-Corruption Laws.

Section 5.24. Operations. The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial record keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions to which the Company or its Subsidiaries are subject, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any Governmental Authority involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the Knowledge of the Company, threatened.

Section 5.25. Transactions With Affiliates. No relationship, direct or indirect, exists between or among the Company or any of its Subsidiaries on the one hand, and the directors, officers, trustees, managers, stockholders, partners, customers or suppliers of the Company or any of the Subsidiaries on the other hand, which would be required by the Securities Act or the Exchange Act to be disclosed in the Commission Documents, which is not so disclosed.

Section 5.26. Labor Disputes. None of the Company nor any of its Subsidiaries is bound by or subject to any collective bargaining or similar agreement with any labor union, and, to the Knowledge of the Company, none of the employees, representatives or agents of the Company or any of its Subsidiaries is represented by any labor union. The Company and its Subsidiaries have complied with all employment laws applicable to employees of the Company and its Subsidiaries, except where non-compliance with any such employment laws would not have a Material Adverse Effect. No labor disturbance by or dispute with employees of the Company or any of its Subsidiaries exists or, to the Knowledge of the Company, is threatened which would have a Material Adverse Effect.

Section 5.27. Use of Proceeds. The proceeds from the sale of the Shares by the Company to the Investor shall be used by the Company in the manner as will be set forth in the Prospectus included in any Registration Statement (and any post-effective amendment thereto) and any Prospectus Supplement thereto filed pursuant to the Registration Rights Agreement.

Section 5.28. Investment Company Act Status. The Company is not, and as a result of the consummation of the transactions contemplated by the Transaction Documents and the application of the proceeds from the sale of the Shares as will be set forth in the Prospectus included in any Registration Statement (and any post-effective amendment thereto) and any Prospectus Supplement thereto filed pursuant to the Registration Rights Agreement the Company will not be an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 5.29. Margin Rules. Neither the issuance, sale and delivery of the Shares nor the application of the proceeds thereof by the Company as described in the Commission Documents will violate Regulation T, U or X of the Board of Governors of the Federal Reserve System or any other regulation of such Board of Governors.

Section 5.30. Taxes. The Company and each of its Subsidiaries have filed all federal, state, local and foreign tax returns which have been required to be filed by them and paid all taxes shown thereon, to the extent that such taxes have become due and are not being contested in good faith, except where the failure to so file or pay would not have a Material Adverse Effect. Except as otherwise disclosed in or contemplated by the Commission Documents, no tax deficiency has been determined adversely to the Company or any of its Subsidiaries which has had, or would have, individually or in the aggregate, a Material Adverse Effect. The Company has no Knowledge of any federal, state or other governmental tax deficiency, penalty or assessment which has been or might be asserted or threatened against it which would have a Material Adverse Effect.

Section 5.31. ERISA. To the Knowledge of the Company, each material employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is maintained, administered or contributed to by the Company or any of its Affiliates for employees or former employees of the Company and any of its Subsidiaries has been maintained in compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations, including but not limited to ERISA and the Internal Revenue Code of 1986, as amended (the “Code”); no prohibited transaction, within the meaning of Section 406 of ERISA or

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Section 4975 of the Code, has occurred with respect to any such plan excluding transactions effected pursuant to a statutory or administrative exemption; and for each such plan that is subject to the funding rules of Section 412 of the Code or Section 302 of ERISA, no “accumulated funding deficiency” as defined in Section 412 of the Code has been incurred, whether or not waived, and the fair market value of the assets of each such plan (excluding for these purposes accrued but unpaid contributions) exceeds the present value of all benefits accrued under such plan determined using reasonable actuarial assumptions.

Section 5.32. Stock Transfer Taxes. All stock transfer or other taxes (other than income taxes) which are required to be paid in connection with the sale and transfer of the Shares to be sold hereunder will be, or will have been, fully paid or provided for by the Company and all laws imposing such taxes will be or will have been fully complied with.

Section 5.33. Insurance. The Company and each of its Subsidiaries carry, or are covered by, insurance in such amounts and covering such risks as the Company and each of its Subsidiaries reasonably believe are adequate for the conduct of their business and as is customary for similarly situated companies engaged in similar businesses in similar industries.

Section 5.34. Exemption from Registration. Subject to, and in reliance on, the representations, warranties and covenants made herein by the Investor, the offer and sale of the Shares in accordance with the terms and conditions of this Agreement is exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) and/or Rule 506(b) of Regulation D; provided, however, that at the request of and with the express agreements of the Investor (including, without limitation, the representations, warranties and covenants of Investor set forth in Section 4.9 through 4.13), the Shares to be issued from and after Commencement to or for the benefit of the Investor pursuant to this Agreement shall be issued to the Investor or its designee only as DWAC Shares and will not bear legends noting restrictions as to resale of such securities under federal or state securities laws, nor will any such securities be subject to stop transfer instructions.

Section 5.35. No General Solicitation or Advertising. Neither the Company, nor any of its Subsidiaries or Affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Shares.

Section 5.36. No Integrated Offering. None of the Company, its Subsidiaries or any of their Affiliates, nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Shares under the Securities Act, whether through integration with prior offerings or otherwise, or cause this offering of the Shares to require approval of stockholders of the Company under any applicable stockholder approval provisions, including, without limitation, under the rules and regulations of the Principal Market. None of the Company, its Subsidiaries, their Affiliates nor any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of the issuance of any of the Shares under the Securities Act or cause the offering of any of the Shares to be integrated with other offerings.

Section 5.37. Dilutive Effect. The Company is aware and acknowledges that issuance of the Shares could cause dilution to existing stockholders and could significantly increase the outstanding number of shares of Common Stock. The Company further acknowledges that its obligation to issue the Shares to be purchased by the Investor pursuant to a VWAP Purchase is, upon the Company’s delivery to the Investor of a VWAP Purchase Notice for a VWAP Purchase in accordance with this Agreement, absolute and unconditional following the delivery of such VWAP Purchase Notice to the Investor, regardless of the dilutive effect that such issuance may have on the ownership interests of other stockholders of the Company.

Section 5.38. Manipulation of Price. Neither the Company nor any of its officers, directors or Affiliates has, and, to the Knowledge of the Company, no Person acting on their behalf has, (i) taken, directly or indirectly, any action designed or intended to cause or to result in the stabilization or manipulation of the price of any security of the Company, or which caused or resulted in, or which would in the future reasonably be expected to cause or result in, the stabilization or manipulation of the price of any security of the Company, in each case to facilitate the sale or resale of any of the Shares, except as would not, individually or in the aggregate, have a Material Adverse Effect, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Shares, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company. Neither the Company nor any of its officers, directors or Affiliates will during the term of this Agreement, and, to the Knowledge of the Company, no Person acting on their behalf will during the term of this Agreement, take any of the actions referred to in the immediately preceding sentence.

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Section 5.39. Listing and Maintenance Requirements; DTC Eligibility. After the Closing, the Common Stock will be registered pursuant to Section 12(b) of the Exchange Act, and the Company shall not have taken any action designed to, or which to its Knowledge is likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act, nor shall the Company have received any notification that the Commission is contemplating terminating such registration. The Company shall not have received notice from the Principal Market to the effect that the Company is not in compliance with the listing or maintenance requirements of the Principal Market. The Common Stock shall be eligible for participation in the DTC book entry system and there shall be shares on deposit at DTC for transfer electronically to third parties via DTC through its Deposit/Withdrawal at Custodian (“DWAC”) delivery system. The Company shall not have received notice from DTC to the effect that a suspension of, or restriction on, accepting additional deposits of the Common Stock, electronic trading or book-entry services by DTC with respect to the Common Stock is being imposed or is contemplated.

Section 5.40. Application of Takeover Protections. The Company and its Board of Directors will, after the Closing, have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s Organizational Documents or the laws of its jurisdiction of incorporation that is or could become applicable to the Investor as a result of the Investor and the Company fulfilling their respective obligations or exercising their respective rights under the Transaction Documents (as applicable), including, without limitation, as a result of the Company’s issuance of the Shares and the Investor’s ownership of the Shares.

Section 5.41. OFAC. Neither the Company nor any of its Subsidiaries (collectively, the “Entity”), directors or officers, nor to the Company’s Knowledge, after due inquiry, any employee, agent, Affiliate or representative of the Company, is a Person that is, or is owned or controlled by a Person that is (i) the subject of any sanctions administered or enforced by the Office of Foreign Assets Control (“OFAC”), the United Nations Security Council, the European Union (“EU”) or any EU member state, Her Majesty’s Treasury of the United Kingdom, or other relevant sanctions authorities, including, without limitation, designation on OFAC’s Specially Designated Nationals and Blocked Persons List or OFAC’s Foreign Sanctions Evaders List or other relevant sanctions authority (collectively, “Sanctions”), (ii) located, organized or resident in a country or territory that is the subject of Sanctions that broadly prohibit dealings with that country or territory (including, without limitation, the Crimea, Donetsk People’s Republic or Luhansk People’s Republic regions of Ukraine, Cuba, Iran, North Korea, Sudan and Syria (the “Sanctioned Countries”)) nor (iii) owned or controlled by any Person or Persons described in clause (i) or (ii). The Entity will not, directly or indirectly, use the proceeds from the sale of Shares, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person (a) to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions or is a Sanctioned Country, or (b) in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the transactions contemplated by this Agreement, whether as underwriter, advisor, investor or otherwise). For the past five years, the Entity has not engaged in, and is now not engaged in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions or was a Sanctioned Country.

Section 5.42. Information Technology; Compliance with Data Privacy Laws.

(i) The Company and its Subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company as currently conducted. The Company and its Subsidiaries have implemented and maintain reasonable best physical, technical and administrative controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data, including all “Personal Data” (as defined below) and all sensitive, confidential or regulated data (“Confidential Data”) used in connection with their businesses. “Personal Data” means (a) a natural person’s name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number; (b) any information which would qualify as “personally identifying information” under the Federal Trade Commission Act, as amended; (c) “personal data” as defined by the European Union General Data Protection Regulation (“GDPR”) (EU 2016/679); (d) any information which would qualify as “protected health information” under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively, “HIPAA”); (e) any “personal information” as defined by the California Consumer Privacy Act (“CCPA”);

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and (f) any other piece of information that allows the identification of such natural person, or his or her family, or permits the collection or analysis of any data related to an identified person’s health or sexual orientation. There have been no breaches, violations, outages or unauthorized uses of or accesses to the IT Systems, except for those that have been remedied without material cost or liability or the duty to notify any other person, nor any incidents under internal review or investigations relating to the same. The Company and its Subsidiaries are presently in material compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems, Confidential Data, and Personal Data and to the protection of such IT Systems, Confidential Data, and Personal Data from unauthorized use, access, misappropriation or modification.

(ii) The Company and its Subsidiaries are, and at all prior times were, in material compliance with all applicable state and federal data privacy and security laws and regulations, including without limitation HIPAA, CCPA and the GDPR (to the extent applicable) (collectively, the “Privacy Laws”). To ensure compliance with the Privacy Laws, the Company has in place, complies with, and takes appropriate steps to ensure compliance in all material respects with their policies and procedures relating to data privacy and security and the collection, storage, use, processing, disclosure, handling, and analysis of Personal Data and Confidential Data (the “Policies”). The Company has at all times made all disclosures to users or customers required by applicable laws and regulatory rules or requirements, and none of such disclosures made or contained in any Policy have been inaccurate or in violation of any applicable laws and regulatory rules or requirements in any material respect. The Company further certifies that neither it nor any Subsidiary: (a) has received notice of any actual or potential liability under or relating to, or actual or potential violation of, any of the Privacy Laws, and has no Knowledge of any event or condition that would reasonably be expected to result in any such notice; (b) is currently conducting or paying for, in whole or in part, any investigation, remediation, or other corrective action pursuant to any Privacy Law; or (c) is a party to any order, decree, or agreement that imposes any obligation or liability under any Privacy Law.

Section 5.43. Acknowledgement Regarding Relationship with Investor and CF&CO. The Company acknowledges and agrees, to the fullest extent permitted by law, that the Investor is acting solely in the capacity of an arm’s-length purchaser with respect to this Agreement and the transactions contemplated by the Transaction Documents, and CF&CO is acting as a representative of the Investor in connection with the transactions contemplated by the Transaction Documents, and of no other party, including the Company. The Company further acknowledges that while the Investor will be deemed to be a statutory “underwriter” with respect to the transactions contemplated by the Transaction Documents in accordance with interpretive positions of the staff of the Commission, the Investor is a “trader” that is not required to register with the Commission as a broker-dealer under Section 15(a) of the Securities Exchange Act of 1934. The Company further acknowledges that the Investor and its representatives are not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated by the Transaction Documents, and any advice given by the Investor or any of its representatives (including CF&CO) or agents in connection therewith is merely incidental to the Investor’s acquisition of the Shares. The Company further represents to the Investor that the Company’s decision to enter into the Transaction Documents to which it is a party has been based solely on the independent evaluation of the transactions contemplated thereby by the Company and its representatives. The Company acknowledges and agrees that the Investor has not made and does not make any representations or warranties with respect to the transactions contemplated by the Transaction Documents other than those specifically set forth in Article IV.

Section 5.44. Acknowledgement Regarding Investor’s Affiliate Relationships. Affiliates of the Investor, including CF&CO, engage in a wide range of activities for their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, merchant banking, equity and fixed income sales, trading and research, derivatives, foreign exchange, futures, asset management, custody, clearance and securities lending. In the course of their respective business, Affiliates of the Investor may, directly or indirectly, hold long or short positions, trade and otherwise conduct such activities in or with respect to debt or equity securities or bank debt of, or derivative products relating to, the Company. Any such position will be created, and maintained, independently of the position the Investor takes in the Company. In addition, at any given time Affiliates of the Investor, including CF&CO, may have been or in the future may be engaged by one or more entities that may be competitors with, or otherwise adverse to, the Company in matters unrelated to the transactions contemplated by the Transaction Documents, and Affiliates of the Investor, including CF&CO may have or may in the future provide investment banking or other services to the Company in matters unrelated to the transactions contemplated by the Transaction Documents. Activities of any of the Investor’s Affiliates performed on behalf of the Company may give rise to actual or apparent conflicts of interest given the Investor’s potentially competing interests with those of the Company. The Company expressly acknowledges the

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benefits it receives from the Investor’s participation in the transactions contemplated by the Transaction Documents, on the one hand, and the Investor’s Affiliates’ activities, if any, on behalf of the Company unrelated to the transactions contemplated by the Transaction Documents, on the other hand, and understands the conflict or potential conflict of interest that may arise in this regard, and has consulted with such independent advisors as it deems appropriate in order to understand and assess the risks associated with these potential conflicts of interest. Consistent with applicable legal and regulatory requirements, applicable Affiliates of the Investor have adopted policies and procedures to establish and maintain the independence of their research departments and personnel from their investment banking groups and the Investor. As a result, research analysts employed by Affiliates of the Investor may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company or the transactions contemplated by the Transaction Documents that differ from the views of the Investor. The Company and the Investor understand and acknowledge that employees of CF&CO may discuss market color, VWAP Purchase Notice timing and parameter considerations and other related capital markets considerations with the Company in connection with the Transaction Documents and the transactions contemplated thereby, in all cases on behalf of the Investor. The Company acknowledges and agrees that the Investor has not made and does not make any representations or warranties with respect to the transactions contemplated by the Transaction Documents other than those specifically set forth in Article IV.

Section 5.45. Emerging Growth Company Status. From the time of the initial filing of the Company’s first registration statement with the Commission, the Company has been and is an “emerging growth company,” as defined in Section 2(a) of the Securities Act.

Section 5.46. No Additional Representation or Warranties. Except as provided in this Article V, none of the Company, any of its Subsidiaries or any of their respective affiliates, nor any of their respective directors, managers, officers, employees, stockholders, partners, members or representatives, has made, or is making, any representation or warranty whatsoever to the Investor or its affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Investor or its affiliates. Without limiting the foregoing, the Investor acknowledges that the Investor and its advisors have made their own investigation of the Company and its Subsidiaries and, except as provided in this Article V, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or any of its Subsidiaries, or the prospects (financial or otherwise) or the viability or likelihood of success of the business of the Company and its Subsidiaries as conducted after the Closing, as contained in any materials provided by the Company, any of its Subsidiaries or any of their respective affiliates, or any of their respective directors, officers, employees, shareholders, partners, members or representatives or otherwise.

ARTICLE VI
ADDITIONAL COVENANTS

The Company covenants with the Investor, and the Investor covenants with the Company, as follows, which covenants of one party are for the benefit of the other party, during the Investment Period (and with respect to the Company, for the period following the termination of this Agreement specified in Section 8.3 pursuant to and in accordance with Section 8.3):

Section 6.1. Securities Compliance. The Company shall notify the Commission and the Principal Market, if and as applicable, in accordance with their respective rules and regulations, of the transactions contemplated by the Transaction Documents, and shall take all necessary action, undertake all proceedings and obtain all registrations, permits, consents and approvals for the legal and valid issuance of the Shares to the Investor in accordance with the terms of the Transaction Documents, as applicable.

Section 6.2. Reservation of Common Stock. Following the Closing, the Company will have available and the Company shall reserve and keep available at all times, free of preemptive and other similar rights of stockholders, the requisite aggregate number of authorized but unissued shares of Common Stock to enable the Company to timely effect the issuance, sale and delivery of all Shares to be issued, sold and delivered in respect of each VWAP Purchase effected under this Agreement, at least prior to the delivery by the Company to the Investor of the applicable VWAP Purchase Notice in connection with such VWAP Purchase. Without limiting the generality of the foregoing, as of the Commencement Date the Company shall have reserved, out of its authorized and unissued Common Stock, a number of shares of Common Stock equal to the Exchange Cap solely for the purpose of effecting VWAP Purchases under this Agreement. The number of shares of Common Stock so reserved for the purpose of effecting VWAP Purchases under this Agreement may be increased from time to time by the Company from and after the Commencement Date,

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and such number of reserved shares may be reduced from and after the Commencement Date only by the number of Shares actually issued, sold and delivered to the Investor pursuant to any VWAP Purchase effected from and after the Commencement Date pursuant to this Agreement.

Section 6.3. Registration and Listing. Following the Closing, the Company shall use its commercially reasonable efforts to cause the Common Stock to continue to be registered as a class of securities under Section 12(b) of the Exchange Act, and to comply with its reporting and filing obligations under the Exchange Act, and shall not take any action or file any document (whether or not permitted by the Securities Act or the Exchange Act) to terminate or suspend such registration or to terminate or suspend its reporting and filing obligations under the Exchange Act or Securities Act, except as permitted herein. The Company shall use its commercially reasonable efforts to continue the listing and trading of its Common Stock and the listing of the Shares purchased by the Investor hereunder on the Principal Market and to comply with the Company’s reporting, filing and other obligations under the rules and regulations of the Principal Market. The Company shall not take any action which could be reasonably expected to result in the delisting or suspension of the Common Stock on the Principal Market. If the Company receives any final and non-appealable notice that the listing or quotation of the Common Stock on the Principal Market shall be terminated on a date certain, the Company shall promptly (and in any case within 24 hours) notify the Investor of such fact in writing and shall use its commercially reasonable efforts to cause the Common Stock to be listed or quoted on an Alternative Market.

Section 6.4. Compliance with Laws.

(i) During the Investment Period, the Company shall comply with applicable provisions of the Securities Act and the Exchange Act, including Regulation M thereunder, applicable state securities or “Blue Sky” laws, and applicable listing rules of the Principal Market, in connection with the transactions contemplated by this Agreement and the Registration Rights Agreement, except as would not, individually or in the aggregate, prohibit or otherwise interfere with the ability of the Company to enter into and perform its obligations under this Agreement in any material respect or for the Investor to conduct resales of Shares under the Registration Statement in any material respect.

(ii) The Investor shall comply with all laws, rules, regulations and orders applicable to the performance by it of its obligations under this Agreement and its investment in the Shares, except as would not, individually or in the aggregate, prohibit or otherwise interfere with the ability of the Investor to enter into and perform its obligations under this Agreement in any material respect. Without limiting the foregoing, the Investor shall comply with all applicable provisions of the Securities Act and the Exchange Act, including Regulation M thereunder, and all applicable state securities or “Blue Sky” laws, in connection with the transactions contemplated by this Agreement and the Registration Rights Agreement.

Section 6.5. Keeping of Records and Books of Account; Due Diligence.

(i) The Investor and the Company shall each maintain records showing the remaining Total Commitment, the remaining Aggregate Limit and the dates and VWAP Purchase Share Amount for each VWAP Purchase.

(ii) Subject to the requirements of Section 6.12, from time to time from and after the Closing Date, the Company shall make available for inspection and review by the Investor during normal business hours and after reasonable notice, customary documentation reasonably requested by the Investor and/or its appointed counsel or advisors to conduct due diligence.

Section 6.6. No Frustration; No Variable Rate Transactions.

(i) The Company shall not enter into, announce or recommend to its stockholders any agreement, plan, arrangement or transaction in or of which the terms thereof would restrict, materially delay, conflict with or impair the ability or right of the Company to perform its obligations under the Transaction Documents to which it is a party, including, without limitation, the obligation of the Company to deliver the Shares to the Investor in respect of a VWAP Purchase not later than the Share Delivery Deadline. For the avoidance of doubt, nothing in this Section 6.6(i) shall in any way limit the Company’s right to terminate this Agreement in accordance with Section 8.2 (subject in all cases to Section 8.3).

(ii) The Company shall not effect or enter into an agreement to effect any issuance by the Company or any of its Subsidiaries of Common Stock or Common Stock Equivalents (or a combination of units thereof) involving a Variable Rate Transaction, other than in connection with an Exempt Issuance. The Investor shall be entitled to seek injunctive relief against the Company and its Subsidiaries to preclude any such issuance, which remedy shall be in addition to

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any right to collect damages, without the necessity of showing economic loss and without any bond or other security being required.

Section 6.7. Corporate Existence. The Company shall take all steps necessary to preserve and continue the corporate existence of the Company; provided, however, that, except as provided in Section 6.8, nothing in this Agreement shall be deemed to prohibit the Company from engaging in any Fundamental Transaction with another Person. For the avoidance of doubt, nothing in this Section 6.7 shall in any way limit the Company’s right to terminate this Agreement in accordance with Section 8.2 (subject in all cases to Section 8.3).

Section 6.8. Fundamental Transaction. If a VWAP Purchase Notice has been delivered to the Investor and the transactions contemplated therein have not yet been fully settled in accordance with the terms and conditions of this Agreement, the Company shall not effect any Fundamental Transaction until the expiration of five (5) Trading Days following the date of full settlement thereof and the issuance to the Investor of all of the Shares issuable pursuant to the VWAP Purchase to which such VWAP Purchase Notice relates.

Section 6.9. Selling Restrictions.

(i) Except as expressly set forth below, the Investor covenants that from and after the Closing Date through and including the Trading Day next following the expiration or termination of this Agreement as provided in Article VIII (the “Restricted Period”), none of the Investor, any of its officers, or any entity managed or controlled by the Investor (collectively, the “Restricted Persons” and each of the foregoing is referred to herein as a “Restricted Person”) shall, directly or indirectly, engage in (a) any Short Sales of the Common Stock or (b) hedging transaction, which establishes a net short position with respect to the Common Stock, with respect to each of clauses (a) and (b) hereof, for the principal account of the Investor or any Restricted Person. Notwithstanding the foregoing, it is expressly understood and agreed that nothing contained herein shall (without implication that the contrary would otherwise be true) prohibit any Restricted Person during the Restricted Period from: (x) selling “long” (as defined under Rule 200 promulgated under Regulation SHO) the Shares; or (y) selling a number of shares of Common Stock equal to the number of Shares that such Restricted Person is unconditionally obligated to purchase under a pending VWAP Purchase Notice but has not yet received from the Company or the Transfer Agent pursuant to this Agreement, so long as (1) such Restricted Person (or the Broker-Dealer, as applicable) delivers the Shares purchased pursuant to such VWAP Purchase Notice to the purchaser thereof or the applicable Broker-Dealer promptly upon such Restricted Person’s receipt of such Shares from the Company in accordance with Section 3.2 of this Agreement and (2) neither the Company nor the Transfer Agent shall have failed for any reason to deliver such Shares to the Investor or its Broker-Dealer so that such Shares are received by the Investor as DWAC Shares on or prior to the applicable Share Delivery Deadline in accordance with Section 3.2 of this Agreement.

(ii) In addition to the foregoing, in connection with any sale of Shares (including any sale permitted by paragraph (i) above), the Investor shall comply in all respects with all applicable laws, rules, regulations and orders, including, without limitation, the requirements of the Securities Act and the Exchange Act.

Section 6.10. Effective Registration Statement. During the Investment Period, the Company shall use its reasonable best efforts to maintain the continuous effectiveness of the Initial Registration Statement and each New Registration Statement filed with the Commission under the Securities Act for the applicable Registration Period pursuant to and in accordance with the Registration Rights Agreement.

Section 6.11. Blue Sky. The Company shall take such action, if any, as is necessary by the Company in order to obtain an exemption for or to qualify the Shares for sale by the Company to the Investor pursuant to the Transaction Documents, and at the request of the Investor, the subsequent resale of Registrable Securities by the Investor, in each case, under applicable state securities or “Blue Sky” laws and shall provide evidence of any such action so taken to the Investor from time to time following the Closing Date; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 6.11, (y) subject itself to general taxation in any such jurisdiction, or (z) file a general consent to service of process in any such jurisdiction.

Section 6.12. Non-Public Information. Neither the Company or any of its Subsidiaries, nor any of their respective directors, officers, employees or agents shall disclose any material non-public information about the Company to the Investor during any VWAP Purchase Period, unless a simultaneous public announcement thereof is made by the Company in the manner contemplated by Regulation FD. In the event of a breach of the foregoing covenant by the

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Company or any of its Subsidiaries, or any of their respective directors, officers, employees and agents (as determined in the reasonable good faith judgment of the Investor), (i) the Investor shall promptly provide written notice of such breach to the Company and (ii) after such notice has been provided to the Company and, provided that the Company shall have failed to demonstrate to the Investor within twenty-four (24) hours that such information does not constitute material, non-public information or the Company shall have failed to publicly disclose such material, non-public information within 24 hours following demand therefor by the Investor, in addition to any other remedy provided herein or in the other Transaction Documents, if the Investor is holding any Shares at the time of the disclosure of material, non-public information, the Investor shall have the right to make a public disclosure with the Company’s prior written consent (not to be unreasonably withheld or delayed), in the form of a press release, public advertisement or otherwise, of such material, non-public information; provided, that prior to making any such public disclosure, the Investor shall consult with the Company and provide the Company with an opportunity to review and comment on such proposed disclosure. The Investor shall not have any liability to the Company, any of its Subsidiaries, or any of their respective directors, officers, employees, stockholders or agents, for any such disclosure.

Section 6.13. Broker/Dealer. The Investor shall use one or more broker-dealers to effectuate all sales, if any, of the Shares that it may purchase or otherwise acquire from the Company pursuant to the Transaction Documents, as applicable, which (or whom) shall be a DTC participant (collectively, the “Broker-Dealer”). The Investor shall, from time to time, provide the Company and the Transfer Agent with all information regarding the Broker-Dealer reasonably requested by the Company. The Investor shall be solely responsible for all fees and commissions of the Broker-Dealer (if any), which shall not exceed customary brokerage fees and commissions and shall be responsible for designating only a DTC participant eligible to receive DWAC Shares.

Section 6.14. Disclosure Schedule.

(i) The Company may provide to the Investor, and from time to time, update a disclosure schedule (the “Disclosure Schedule”) as may be required to satisfy the conditions set forth in Section 7.2(ii) and Section 7.3(i) (to the extent such condition set forth in Section 7.3(i) relates to the condition in Section 7.2(ii) as of a specific VWAP Purchase Condition Satisfaction Time). For purposes of this Section 6.14, any disclosure made in a schedule to the compliance certificate in the form attached as Exhibit C hereto (the “Compliance Certificate”) shall be deemed to be an update of the Disclosure Schedule. Notwithstanding anything in this Agreement to the contrary, no update to the Disclosure Schedule pursuant to this Section 6.14 shall cure any breach of a representation or warranty of the Company contained in this Agreement and made prior to the update and shall not affect any of the Investor’s rights or remedies with respect thereto.

(ii) Notwithstanding anything to the contrary contained in the Disclosure Schedule or in this Agreement, the information and disclosure contained in any Schedule of the Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in any other Schedule of the Disclosure Schedule as though fully set forth in such Schedule for which applicability of such information and disclosure is readily apparent on its face. The fact that any item of information is disclosed in the Disclosure Schedule shall not be construed to mean that such information is required to be disclosed by this Agreement. Except as expressly set forth in this Agreement, such information and the thresholds (whether based on quantity, qualitative characterization, dollar amounts or otherwise) set forth herein shall not be used as a basis for interpreting the terms “material” or “Material Adverse Effect” or other similar terms in this Agreement.

Section 6.15. Delivery of Bring Down Opinions and Compliance Certificates Upon Occurrence of Certain Events. Following the Closing, within three (3) Trading Days immediately following each time the Company files (i) an annual report on Form 10-K under the Exchange Act (including any Form 10-K/A containing amended financial information or a material amendment to the previously filed Form 10-K); (ii) a quarterly report on Form 10-Q under the Exchange Act; (iii) a current report on Form 8-K containing amended financial information (other than information “furnished” pursuant to Items 2.02 or 7.01 of Form 8-K or to provide disclosure pursuant to Item 8.01 of Form 8-K relating to the reclassification of certain properties as discontinued operations in accordance with Statement of Financial Accounting Standards No. 144) under the Exchange Act; or (iv) the Initial Registration Statement, any New Registration Statement, or any supplement or post-effective amendment thereto, and in any case, not more than once per calendar quarter (each, a “Representation Date”), the Company shall (a) deliver to the Investor a Compliance Certificate in the form attached hereto as Exhibit C, dated such date, (b) cause to be furnished to the Investor an opinion and negative assurance letter from outside counsel to the Company, in each case substantially in the form mutually agreed to by the Company and the Investor prior to the Closing Date (each such opinion or letter, a “Bring-Down Opinion”) and (c) cause to be furnished to the Investor a comfort letter from each independent registered public accounting firm whose

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report appears in the Registration Statement, the Prospectus, and any Prospectus Supplement (in the case of a post-effective amendment, only if such amendment contains amended or new financial information), modified, as necessary, to address such new financial information or relate to such Registration Statement or post-effective amendment, or the Prospectus contained therein as then amended or supplemented by such Prospectus Supplement, as applicable (a “Bring-Down Comfort Letter”). The requirement to provide the documents identified in clauses (a), (b) and (c) of this Section 6.15 shall be waived for any Representation Date if the Company or the Investor has given notice to the other party in writing (including by email correspondence to the individual(s) of the other party set forth in Section 10.4 hereto, if receipt of such correspondence is actually acknowledged by any individual to whom the notice is sent, other than via auto-reply) or by telephone (confirmed immediately by verifiable facsimile transmission or email correspondence to the individual(s) of the other party set forth in Section 10.4 hereto) of the suspension of VWAP Purchases (a “Suspension”), which waiver shall continue until the earlier to occur of the date the Company delivers a VWAP Purchase Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date. Notwithstanding the foregoing, if the Company subsequently decides to deliver a VWAP Purchase Notice following a Representation Date when a Suspension was in effect and did not provide the Investor with the documents identified in clauses (a), (b) and (c) of this Section 6.15, then before the Investor accepts such VWAP Purchase Notice, the Company shall provide the Investor with the documents identified in clauses (a), (b) and (c) of this Section 6.15, dated as of the date that the VWAP Purchase Notice is accepted by the Investor.

Section 6.16. Emerging Growth Company Status. The Company shall notify the Investor immediately upon the date that the Company ceases to qualify as an “emerging growth company”, as defined in Section 2(a) of the Securities Act.

ARTICLE VII
CONDITIONS TO CLOSING AND CONDITIONS TO THE SALE AND
PURCHASE OF THE SHARES

Section 7.1. Conditions Precedent to Closing. The closing of the transactions contemplated by this Agreement is subject to the satisfaction of each of the conditions set forth in this Section 7.1 on the Closing Date.

(i) Accuracy of the Investor’s Representations and Warranties. The representations and warranties of the Investor contained in this Agreement (a) that are not qualified by “materiality” shall be true and correct in all material respects as of the Closing Date, except to the extent such representations and warranties are as of another date, in which case, such representations and warranties shall be true and correct in all material respects as of such other date and (b) that are qualified by “materiality” shall be true and correct as of the Closing Date, except to the extent such representations and warranties are as of another date, in which case, such representations and warranties shall be true and correct as of such other date.

(ii) Accuracy of the Company’s Representations and Warranties. The representations and warranties of the Company contained in this Agreement (a) that are not qualified by “materiality” or “Material Adverse Effect” shall have been true and correct in all material respects when made and shall be true and correct in all material respects as of the Closing Date with the same force and effect as if made on such date, except to the extent such representations and warranties are as of another date, in which case, such representations and warranties shall have been and be, as applicable, true and correct in all material respects as of such other date and (b) that are qualified by “materiality” or “Material Adverse Effect” shall be true and correct as of the Closing Date, except to the extent such representations and warranties are as of another date, in which case, such representations and warranties shall have been or be, as applicable, true and correct as of such other date.

(iii) Closing Deliverables. Prior to the Closing, counterpart signature pages of this Agreement and the Registration Rights Agreement executed by each of the parties hereto shall have been delivered as provided in Section 2.2. On the Closing Date, the Investor shall have received (a) the opinion from outside counsel to the Company, dated the Closing Date, in the form mutually agreed to by the Company and the Investor prior to the Closing Date and (b) the closing certificate from the Company, dated the Closing Date, in the form attached as Exhibit B hereto (the “Closing Certificate”).

(iv) Business Combination. On or prior to the Closing Date, the transactions contemplated by the BCA, including the Business Combination, shall have occurred.

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Section 7.2. Conditions Precedent to Commencement. The right of the Company to commence delivering VWAP Purchase Notices under this Agreement, and the obligation of the Investor to accept VWAP Purchase Notices delivered to the Investor by the Company under this Agreement, are subject to the initial satisfaction, at Commencement, of each of the conditions set forth in this Section 7.2.

(i) Accuracy of the Company’s Representations and Warranties. The representations and warranties of the Company contained in this Agreement (a) that are not qualified by “materiality” or “Material Adverse Effect” shall have been true and correct in all material respects when made and shall be true and correct in all material respects as of the Commencement Date with the same force and effect as if made on such date, except to the extent such representations and warranties are as of another date, in which case, such representations and warranties shall have been and be, as applicable, true and correct in all material respects as of such other date and (b) that are qualified by “materiality” or “Material Adverse Effect” shall have been true and correct when made and shall be true and correct as of the Commencement Date with the same force and effect as if made on such date, except to the extent such representations and warranties are as of another date, in which case, such representations and warranties shall have been and be, as applicable, true and correct as of such other date.

(ii) Performance of the Company. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement and the Registration Rights Agreement to be performed, satisfied or complied with by the Company at or prior to the Commencement. The Company shall deliver to the Investor on the Commencement Date the Compliance Certificate in the form attached as Exhibit C hereto.

(iii) Initial Registration Statement Effective. The Initial Registration Statement covering the resale by the Investor of the Registrable Securities included therein required to be filed by the Company with the Commission pursuant to Section 2(a) of the Registration Rights Agreement shall have become effective under the Securities Act, and the Investor shall be permitted to utilize the Prospectus therein to resell all of the Commitment Shares and the Shares included in such Prospectus.

(iv) No Material Notices. None of the following events shall have occurred and be continuing: (a) receipt of any request by the Commission or any other federal or state governmental authority for any additional information relating to the Initial Registration Statement, the Prospectus contained therein or any Prospectus Supplement thereto, or for any amendment of or supplement to the Initial Registration Statement, the Prospectus contained therein or any Prospectus Supplement thereto; (b) the issuance by the Commission or any other federal or state governmental authority of any stop order suspending the effectiveness of the Initial Registration Statement or prohibiting or suspending the use of the Prospectus contained therein or any Prospectus Supplement thereto, or of the suspension of qualification or exemption from qualification of the Shares for offering or sale in any jurisdiction, or the initiation or contemplated initiation of any proceeding for such purpose; (c) the objection of FINRA to the terms of the transactions contemplated by the Transaction Documents or (d) the occurrence of any event or the existence of any condition or state of facts, which makes any statement of a material fact made in the Initial Registration Statement, the Prospectus contained therein or any Prospectus Supplement thereto untrue or which requires the making of any additions to or changes to the statements then made in the Initial Registration Statement, the Prospectus contained therein or any Prospectus Supplement thereto in order to state a material fact required by the Securities Act to be stated therein or necessary in order to make the statements then made therein (in the case of the Prospectus or any Prospectus Supplement, in the light of the circumstances under which they were made) not misleading, or which requires an amendment to the Initial Registration Statement or a supplement to the Prospectus contained therein or any Prospectus Supplement thereto to comply with the Securities Act or any other law. The Company shall have no Knowledge of any event that could reasonably be expected to have the effect of causing the suspension of the effectiveness of the Initial Registration Statement or the prohibition or suspension of the use of the Prospectus contained therein or any Prospectus Supplement thereto in connection with the resale of the Registrable Securities by the Investor.

(v) Other Commission Filings. The Current Report shall have been filed with the Commission as required pursuant to Section 2.3. The final Prospectus included in the Initial Registration Statement shall have been filed with the Commission prior to Commencement in accordance with Section 2.3 and the Registration Rights Agreement. All reports, schedules, registrations, forms, statements, information and other documents required to have been filed by the Company with the Commission pursuant to the reporting requirements of the Exchange Act, including all material required to have been filed pursuant to Section 13(a) or 15(d) of the Exchange Act, prior to Commencement shall have been filed with the Commission.

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(vi) No Suspension of Trading in or Notice of Delisting of Common Stock. Trading in the Common Stock shall not have been suspended by the Commission, the Principal Market or FINRA (except for any suspension of trading of limited duration agreed to by the Company, which suspension shall be terminated prior to the Commencement Date), the Company shall not have received any final and non-appealable notice that the listing or quotation of the Common Stock on the Principal Market shall be terminated on a date certain (unless, prior to such date certain, the Common Stock is listed or quoted on any Alternative Market), nor shall there have been imposed any suspension of, or restriction on, accepting additional deposits of the Common Stock, electronic trading or book-entry services by DTC with respect to the Common Stock that is continuing, the Company shall not have received any notice from DTC to the effect that a suspension of, or restriction on, accepting additional deposits of the Common Stock, electronic trading or book-entry services by DTC with respect to the Common Stock is being imposed or is contemplated (unless, prior to such suspension or restriction, DTC shall have notified the Company in writing that DTC has determined not to impose any such suspension or restriction).

(vii) Compliance with Laws. The Company shall have complied with all applicable federal, state and local governmental laws, rules, regulations and ordinances in connection with the execution, delivery and performance of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby, including, without limitation, the Company shall have obtained all permits and qualifications required by any applicable state securities or “Blue Sky” laws for the offer and sale of the Shares by the Company to the Investor and the subsequent resale of the Registrable Securities by the Investor (or shall have the availability of exemptions therefrom).

(viii) No Injunction. No statute, regulation, order, decree, writ, ruling or injunction shall have been enacted, entered, promulgated, threatened or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of or which would materially modify or delay any of the transactions contemplated by the Transaction Documents.

(ix) No Proceedings or Litigation. No action, suit or proceeding before any arbitrator or any court or governmental authority shall have been commenced, and no inquiry or investigation by any governmental authority shall have been commenced, against the Company or any Subsidiary, or any of the officers, directors or Affiliates of the Company or any Subsidiary, seeking to restrain, prevent or change the transactions contemplated by the Transaction Documents, or seeking material damages in connection with such transactions.

(x) Listing of Shares. All of the Shares that have been and may be issued pursuant to this Agreement shall have been approved for listing or quotation on the Principal Market as of the Commencement Date, subject only to notice of issuance.

(xi) No Material Adverse Effect. No condition, occurrence, state of facts or event constituting a Material Adverse Effect shall have occurred and be continuing.

(xii) No Bankruptcy Proceedings. No Person shall have commenced a proceeding against the Company pursuant to or within the meaning of any Bankruptcy Law. The Company shall not have, pursuant to or within the meaning of any Bankruptcy Law, (a) commenced a voluntary case, (b) consented to the entry of an order for relief against it in an involuntary case, (c) consented to the appointment of a Custodian of the Company or for all or substantially all of its property, or (d) made a general assignment for the benefit of its creditors. A court of competent jurisdiction shall not have entered an order or decree under any Bankruptcy Law that (1) is for relief against the Company in an involuntary case, (2) appoints a Custodian of the Company or for all or substantially all of its property or (3) orders the liquidation of the Company or any of its Subsidiaries.

(xiii) Delivery of Commencement Irrevocable Transfer Agent Instructions and Notice of Effectiveness. The Commencement Irrevocable Transfer Agent Instructions shall have been executed by the Company and delivered to and acknowledged in writing by the Transfer Agent, and the Notice of Effectiveness relating to the Initial Registration Statement shall have been delivered to the Transfer Agent, in each case directing the Transfer Agent to issue to the Investor or its designated Broker-Dealer all of the Shares included in the Initial Registration Statement as DWAC Shares in accordance with this Agreement and the Registration Rights Agreement.

(xiv) Reservation of Shares. As of the Commencement Date, the Company shall have reserved out of its authorized and unissued Common Stock a number of shares of Common Stock equal to the Exchange Cap solely for the purpose of effecting VWAP Purchases under this Agreement.

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(xv) Opinion and Negative Assurance of Company Counsel. On the Commencement Date, the Investor shall have received customary opinions and negative assurances from outside counsel to the Company, dated the Commencement Date, each in form and substance reasonably satisfactory to the Investor.

(xvi) Comfort Letter of Accountants. On the Commencement Date, the Investor shall have received a letter, dated the Commencement Date and addressed to the Investor, in form and substance reasonably satisfactory to the Investor with respect to the audited and unaudited financial statements and certain financial information contained in the Registration Statement and the Prospectus, and any Prospectus Supplement, from each independent registered public accounting firm whose report appears therein, except that the specific date referred to therein for the carrying out of procedures shall be no more than three (3) business days prior to the Commencement Date.

(xvii) Research. Neither the Investor nor any Affiliate of the Investor shall have, in the prior thirty (30) days, published or distributed any research report (as such term is defined in Rule 500 of Regulation AC) concerning the Company, unless the Company is an “emerging growth company” as defined in Section 2(a) of the Securities Act.

(xviii) FINRA. Prior to the Effective Date of the Initial Registration Statement and any New Registration Statement, FINRA shall have confirmed in writing that it has no objection with respect to the fairness and reasonableness of the terms and arrangements of the transactions contemplated by the Transaction Documents.

(xix) Qualified Independent Underwriter. If the Investor reasonably determines that a Qualified Independent Underwriter must participate in the transactions contemplated by the Transaction Documents in order for such transactions to be in full compliance with FINRA’s rules, the Company and the Investor shall have executed such customary documentation as may reasonably be required to engage a Qualified Independent Underwriter to participate in such transactions.

(xx) Completion of Due Diligence. The Investor shall have completed a due diligence review of the Company satisfactory to the Investor.

Section 7.3. Conditions Precedent to VWAP Purchases after Commencement Date. The right of the Company to deliver VWAP Purchase Notices under this Agreement after the Commencement Date, and the obligation of the Investor to accept VWAP Purchase Notices under this Agreement after the Commencement Date, are subject to the satisfaction of each of the conditions set forth in this Section 7.3 at the applicable VWAP Purchase Commencement Time for the VWAP Purchase to be effected pursuant to the applicable VWAP Purchase Notice timely delivered by the Company to the Investor in accordance with this Agreement (each such time, a “VWAP Purchase Condition Satisfaction Time”).

(i) Satisfaction of Certain Prior Conditions. Each of the conditions set forth in subsections (i), (ii), (vii) through (xiv), (xvii), (xix) and (xx) set forth in Section 7.2 shall be satisfied at the applicable VWAP Purchase Condition Satisfaction Time after the Commencement Date (with the terms “Commencement” and “Commencement Date” in the conditions set forth in subsections (i) and (ii) of Section 7.2 replaced with “applicable VWAP Purchase Condition Satisfaction Time”); provided, however, that the Company shall not be required to deliver the Compliance Certificate after the Commencement Date, except as provided in Section 6.15 and Section 7.3(v).

(ii) Initial Registration Statement Effective. The Initial Registration Statement covering the resale by the Investor of the Registrable Securities included therein filed by the Company with the Commission pursuant to Section 2(a) of the Registration Rights Agreement, and any post-effective amendment thereto required to be filed by the Company with the Commission after the Commencement Date and prior to the applicable VWAP Purchase Date pursuant to the Registration Rights Agreement, in each case shall have become effective under the Securities Act and shall remain effective for the applicable Registration Period, and the Investor shall be permitted to utilize the Prospectus therein, and any Prospectus Supplement thereto, to resell (a) all of the Commitment Shares and the Shares included in the Initial Registration Statement, and any post-effective amendment thereto, that have been issued and sold to the Investor hereunder pursuant to all VWAP Purchase Notices delivered by the Company to the Investor prior to such applicable VWAP Purchase Date and (b) all of the Shares included in the Initial Registration Statement, and any post-effective amendment thereto, that are issuable pursuant to the applicable VWAP Purchase Notice delivered by the Company to the Investor with respect to a VWAP Purchase to be effected hereunder on such applicable VWAP Purchase Date.

(iii) Any Required New Registration Statement Effective. Any New Registration Statement covering the resale by the Investor of the Registrable Securities included therein, and any post-effective amendment thereto, required to be filed by the Company with the Commission pursuant to the Registration Rights Agreement after the Commencement

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Date and prior to the applicable VWAP Purchase Date, in each case shall have become effective under the Securities Act and shall remain effective for the applicable Registration Period, and the Investor shall be permitted to utilize the Prospectus therein, and any Prospectus Supplement thereto, to resell (a) all of the Commitment Shares and the Shares included in such New Registration Statement, and any post-effective amendment thereto, that have been issued and sold to the Investor hereunder pursuant to all VWAP Purchase Notices delivered by the Company to the Investor prior to such applicable VWAP Purchase Date and (b) all of the Shares included in such new Registration Statement, and any post-effective amendment thereto, that are issuable pursuant to the applicable VWAP Purchase Notice delivered by the Company to the Investor with respect to a VWAP Purchase to be effected hereunder on such applicable VWAP Purchase Date.

(iv) Delivery of Subsequent Irrevocable Transfer Agent Instructions and Notice of Effectiveness. With respect to any post-effective amendment to the Initial Registration Statement, any New Registration Statement or any post-effective amendment to any New Registration Statement, in each case becoming effective after the Commencement Date, the Company shall have delivered or caused to be delivered to the Transfer Agent (a) irrevocable instructions in the form substantially similar to the Commencement Irrevocable Transfer Agent Instructions executed by the Company and acknowledged in writing by the Transfer Agent and (b) the Notice of Effectiveness, in each case modified as necessary to refer to such Registration Statement or post-effective amendment and the Registrable Securities included therein, to issue the Registrable Securities included therein as DWAC Shares in accordance with the terms of this Agreement and the Registration Rights Agreement.

(v) No Material Notices. None of the following events shall have occurred and be continuing: (a) receipt of any request by the Commission or any other federal or state governmental authority for any additional information relating to the Initial Registration Statement or any post-effective amendment thereto, any New Registration Statement or any post-effective amendment thereto, or the Prospectus contained in any of the foregoing or any Prospectus Supplement thereto, or for any amendment of or supplement to the Initial Registration Statement or any post-effective amendment thereto, any New Registration Statement or any post-effective amendment thereto, or the Prospectus contained in any of the foregoing or any Prospectus Supplement thereto; (b) the issuance by the Commission or any other federal or state governmental authority of any stop order suspending the effectiveness of the Initial Registration Statement or any post-effective amendment thereto, any New Registration Statement or any post-effective amendment thereto, or prohibiting or suspending the use of the Prospectus contained in any of the foregoing or any Prospectus Supplement thereto, or of the suspension of qualification or exemption from qualification of the Shares for offering or sale in any jurisdiction, or the initiation or contemplated initiation of any proceeding for such purpose; (c) the objection of FINRA to the terms of the transactions contemplated by the Transaction Documents or (d) the occurrence of any event or the existence of any condition or state of facts, which makes any statement of a material fact made in the Initial Registration Statement or any post-effective amendment thereto, any New Registration Statement or any post-effective amendment thereto, or the Prospectus contained in any of the foregoing or any Prospectus Supplement thereto untrue or which requires the making of any additions to or changes to the statements then made in the Initial Registration Statement or any post-effective amendment thereto, any New Registration Statement or any post-effective amendment thereto, or the Prospectus contained in any of the foregoing or any Prospectus Supplement thereto in order to state a material fact required by the Securities Act to be stated therein or necessary in order to make the statements then made therein (in the case of the Prospectus or any Prospectus Supplement, in the light of the circumstances under which they were made) not misleading, or which requires an amendment to the Initial Registration Statement or any post-effective amendment thereto, any New Registration Statement or any post-effective amendment thereto, or the Prospectus contained in any of the foregoing or any Prospectus Supplement thereto to comply with the Securities Act or any other law (other than the transactions contemplated by the applicable VWAP Purchase Notice delivered by the Company to the Investor with respect to a VWAP Purchase to be effected hereunder on such applicable VWAP Purchase Date and the settlement thereof). The Company shall have no Knowledge of any event that could reasonably be expected to have the effect of causing the suspension of the effectiveness of the Initial Registration Statement or any post-effective amendment thereto, any New Registration Statement or any post-effective amendment thereto, or the prohibition or suspension of the use of the Prospectus contained in any of the foregoing or any Prospectus Supplement thereto in connection with the resale of the Registrable Securities by the Investor.

(vi) Other Commission Filings. The final Prospectus included in any post-effective amendment to the Initial Registration Statement, and any Prospectus Supplement thereto, required to be filed by the Company with the Commission pursuant to Section 2.3 and the Registration Rights Agreement after the Commencement Date and prior to the applicable VWAP Purchase Date, shall have been filed with the Commission in accordance with Section 2.3 and the Registration Rights Agreement. The final Prospectus included in any New Registration Statement and in any

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post-effective amendment thereto, and any Prospectus Supplement thereto, required to be filed by the Company with the Commission pursuant to Section 2.3 and the Registration Rights Agreement after the Commencement Date and prior to the applicable VWAP Purchase Date, shall have been filed with the Commission in accordance with Section 2.3 and the Registration Rights Agreement. All reports, schedules, registrations, forms, statements, information and other documents required to have been filed by the Company with the Commission pursuant to the reporting requirements of the Exchange Act, including all material required to have been filed pursuant to Section 13(a) or 15(d) of the Exchange Act, after the Commencement Date and prior to the applicable VWAP Purchase Date, shall have been filed with the Commission.

(vii) No Suspension of Trading in or Notice of Delisting of Common Stock. Trading in the Common Stock shall not have been suspended by the Commission, the Principal Market or FINRA (except for any suspension of trading of limited duration agreed to by the Company, which suspension shall be terminated prior to the applicable VWAP Purchase Date), the Company shall not have received any final and non-appealable notice that the listing or quotation of the Common Stock on the Principal Market shall be terminated on a date certain (unless, prior to such date certain, the Common Stock is listed or quoted on any Alternative Market), nor shall there have been imposed any suspension of, or restriction on, accepting additional deposits of the Common Stock, electronic trading or book-entry services by DTC with respect to the Common Stock that is continuing, the Company shall not have received any notice from DTC to the effect that a suspension of, or restriction on, accepting additional deposits of the Common Stock, electronic trading or book-entry services by DTC with respect to the Common Stock is being imposed or is contemplated (unless, prior to such suspension or restriction, DTC shall have notified the Company in writing that DTC has determined not to impose any such suspension or restriction).

(viii) Certain Limitations. The issuance and sale of the Shares issuable pursuant to the applicable VWAP Purchase Notice shall not (a) exceed the applicable VWAP Purchase Maximum Amount, (b) cause the Aggregate Limit or the Beneficial Ownership Limitation to be exceeded, or (c) cause the Exchange Cap (to the extent applicable under Section 3.3) to be exceeded, unless in the case of this clause (c), the Company’s stockholders have theretofore approved the issuance of Common Stock under this Agreement in excess of the Exchange Cap in accordance with the applicable rules of the Principal Market.

(ix) Shares Authorized and Delivered. All of the Shares issuable pursuant to the applicable VWAP Purchase Notice shall have been duly authorized by all necessary corporate action of the Company. All Shares relating to all prior VWAP Purchase Notices required to have been received by the Investor as DWAC Shares under this Agreement prior to the applicable VWAP Purchase Condition Satisfaction Time for the applicable VWAP Purchase shall have been delivered to the Investor as DWAC Shares in accordance with this Agreement.

(x) Bring-Down Opinions of Company Counsel, Bring-Down Comfort Letters and Compliance Certificates. The Investor shall have received (a) all Bring-Down Opinions which the Company was obligated to instruct its outside counsel to deliver prior to the applicable VWAP Purchase Condition Satisfaction Time for the applicable VWAP Purchase, (b) all Bring-Down Comfort Letters which the Company was obligated to instruct delivery of prior to the applicable VWAP Purchase Condition Satisfaction Time for the applicable VWAP Purchase and (c) all Compliance Certificates which the Company was obligated to deliver prior to the applicable VWAP Purchase Condition Satisfaction Time for the applicable VWAP Purchase, in each case in accordance with Section 6.15.

(xi) Material Non-Public Information. Neither the Company nor the Investor, shall be in possession of any material non-public information concerning the Company.

ARTICLE VIII
TERMINATION

Section 8.1. Automatic Termination. Unless earlier terminated as provided hereunder, this Agreement shall terminate automatically on the earliest to occur of (i) the first (1st) day of the month next following the 18-month anniversary of the date on which the Company files its Current Report on Form 8-K containing “Form 10 information” in connection with the Closing (it being hereby acknowledged and agreed that such term may not be extended by the parties hereto), (ii) the date on which the Investor shall have purchased the Total Commitment worth of Shares pursuant to this Agreement, (iii) the date on which the Common Stock shall have failed to be listed or quoted on the Principal Market or any Alternative Market, (iv) the date on which, pursuant to or within the meaning of any Bankruptcy Law, the Company commences a voluntary case or any Person commences a proceeding against the Company which is not discharged within 30 days, (v) the date on which a Custodian is appointed for the Company or for all or substantially

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all of its property, or the Company makes a general assignment for the benefit of its creditors, and (vi) the termination of the BCA prior to the Closing.

Section 8.2. Other Termination. Subject to Section 8.3, the Company may terminate this Agreement after the Commencement Date effective upon ten (10) Trading Days’ prior written notice to the Investor in accordance with Section 10.4; provided, however, that (i) the Company shall have issued the Commitment Shares to the Investor required to be paid pursuant to Section 10.1(ii) of this Agreement prior to such termination, and (ii) prior to issuing any press release, or making any public statement or announcement, with respect to such termination, the Company shall consult with the Investor and its counsel on the form and substance of such press release or other disclosure. Subject to Section 8.3, this Agreement may be terminated at any time by the mutual written consent of the parties, effective as of the date of such mutual written consent unless otherwise provided in such written consent. Subject to Section 8.3 and Section 8.4, the Investor shall have the right to terminate this Agreement effective upon five (5) Trading Days’ prior written notice to the Company, which notice shall be made in accordance with Section 10.4 of this Agreement, if: (a) any condition, occurrence, state of facts or event constituting a Material Adverse Effect has occurred and is continuing; (b) a Fundamental Transaction shall have occurred (other than the Business Combination); (c) the Company is in breach or default in any material respect of any of its covenants and agreements in the Registration Rights Agreement, and, if such breach or default is capable of being cured, such breach or default is not cured within fifteen (15) Trading Days after notice of such breach or default is delivered to the Company pursuant to Section 10.4 of this Agreement; (d) while a Registration Statement, or any post-effective amendment thereto, is required to be maintained effective pursuant to the terms of the Registration Rights Agreement and the Investor holds any Registrable Securities, the effectiveness of such Registration Statement, or any post-effective amendment thereto, lapses for any reason (including, without limitation, the issuance of a stop order by the Commission) or such Registration Statement or any post-effective amendment thereto, the Prospectus contained therein or any Prospectus Supplement thereto otherwise becomes unavailable to the Investor for the resale of all of the Registrable Securities included therein in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of forty-five (45) consecutive Trading Days or for more than an aggregate of ninety (90) Trading Days in any three hundred and sixty-five (365)-day period, other than due to acts of the Investor; (e) trading in the Common Stock on the Principal Market shall have been suspended and such suspension continues for a period of five (5) consecutive Trading Days; (f) the Investor, in its sole and absolute discretion, (i) is not satisfied with the results of its due diligence review of the Company with respect to material aspects of the Company’s assets, business, operations, earnings, properties, condition (financial or otherwise), prospects or projections, stockholders’ equity or results of operations, or any disclosure related thereto, or (ii) identifies facts related to the Company that pose a material reputational risk to the Investor or its Affiliates; (g) the Investor, in its sole and absolute discretion, determines that a regulatory position taken by a Governmental Authority in connection with this Agreement will adversely impact the Investor or CF&CO; or (h) the Company is in material breach or default of any of its covenants and agreements contained in this Agreement, and, if such breach or default is capable of being cured, such breach or default is not cured within fifteen (15) Trading Days after notice of such breach or default is delivered to the Company pursuant to Section 10.4 of this Agreement. Unless notification thereof is required elsewhere in this Agreement (in which case such notification shall be provided in accordance with such other provision), the Company shall promptly (but in no event later than twenty-four (24) hours) notify the Investor (and, if required under applicable law, including, without limitation, Regulation FD promulgated by the Commission, or under the applicable rules and regulations of the Principal Market the Company shall publicly disclose such information in accordance with Regulation FD and the applicable rules and regulations of the Principal Market) upon becoming aware of any of the events set forth in the immediately preceding sentence. Further, subject to Section 8.3 and Section 8.4, the Investor shall have the right to terminate this Agreement at any time prior to the date that is five (5) business days after the Closing Date if the Investor or any of its Affiliates acquires or otherwise receives securities of the Company as, or in lieu of, compensation from the Company, in connection with the Closing, other than the Commitment Shares.

Section 8.3. Effect of Termination. In the event of termination by the Company or the Investor (other than by mutual termination) pursuant to Section 8.2, written notice thereof shall forthwith be given to the other party as provided in Section 10.4 and the transactions contemplated by this Agreement shall be terminated without further action by either party. If this Agreement is terminated as provided in Section 8.1 or Section 8.2, this Agreement shall become void and of no further force and effect, except that (i) the provisions of Article V (Representations, Warranties and Covenants of the Company), Article IX (Indemnification), Article X (Miscellaneous) and this Article VIII (Termination) shall remain in full force and effect indefinitely notwithstanding such termination, and, (ii) so long as the Investor owns any Shares, the covenants and agreements of the Company contained in Article VI (Additional Covenants) shall

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remain in full force and notwithstanding such termination for a period of thirty (30) days following such termination. Notwithstanding anything in this Agreement to the contrary, no termination of this Agreement by any party shall (i) become effective prior to the second (2nd) Trading Day immediately following the date on which the purchase of Shares by the Investor pursuant to any pending VWAP Purchase has been fully settled, including, without limitation, the delivery by the Company to the Investor of all Shares purchased by the Investor pursuant to such pending VWAP Purchase as DWAC Shares on the applicable VWAP Purchase Share Delivery Date therefor, and the delivery by the Investor to the Company of the aggregate VWAP Purchase Price payable by the Investor for such Shares, in each case in accordance with the settlement procedures set forth in Section 3.2 of this Agreement (it being hereby acknowledged and agreed that no termination of this Agreement shall limit, alter, modify, change or otherwise affect any of the Company’s or the Investor’s rights or obligations under the Transaction Documents with respect to any pending VWAP Purchase that has not fully settled, and that the parties shall fully perform their respective obligations with respect to any such pending VWAP Purchase under the Transaction Documents), (ii) limit, alter, modify, change or otherwise affect the Company’s or the Investor’s rights or obligations under the Registration Rights Agreement, all of which shall survive any such termination, or (iii) subject to Section 8.4, affect the Commitment Shares issued or issuable to the Investor pursuant to Section 10.1(ii), it being hereby acknowledged and agreed that, subject to Section 8.4, the entire amount of the Commitment Shares shall be fully earned by the Investor and shall be non-refundable as of the Closing, regardless of whether any VWAP Purchases are made or settled hereunder or any subsequent termination of this Agreement. Nothing in this Section 8.3 shall be deemed to release the Company or the Investor from any liability for any breach or default under this Agreement, the Registration Rights Agreement or any of the other Transaction Documents to which it is a party, or to impair the rights of the Company and the Investor to compel specific performance by the other party of its obligations under this Agreement, the Registration Rights Agreement or any of the other Transaction Documents to which it is a party.

Section 8.4. Forfeiture of Commitment Shares. In the event of termination by the Investor pursuant to Section 8.2(f), the Investor will promptly return to the Company any Commitment Shares issued pursuant to Section 10.1(ii) and, upon such return, will be deemed forfeited and surrendered by the Investor. The Investor will have no right or interest in any Commitment Shares forfeited pursuant to this Section 8.4, and neither the Company nor any Affiliate will have any further obligations with respect to the Commitment Shares under this Agreement, the Registration Rights Agreement or any of the other Transaction Documents to which it is a party.

ARTICLE IX
INDEMNIFICATION

Section 9.1. Indemnification of Investor. In consideration of the Investor’s execution and delivery of this Agreement and acquiring the Shares hereunder and in addition to all of the Company’s other obligations under the Transaction Documents to which it is a party, subject to the provisions of this Section 9.1, the Company shall indemnify, hold harmless and defend the Investor, its Affiliates, each of their respective directors, officers, shareholders, members, partners, employees, representatives and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding the lack of such title or any other title), each Person, if any, who controls the Investor (within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act), and the respective directors, officers, shareholders, members, partners, employees, representatives and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding the lack of such title or any other title) of such controlling Persons (each, an “Investor Party”), each of which shall be an express third-party beneficiary of this Article IX, from and against all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses (including all judgments, fines, penalties, charges, amounts paid in settlement, court costs, reasonable attorneys’ fees and costs of defense and investigation) (collectively, “Damages”) that any Investor Party may suffer or incur (a) as a result of, relating to or arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any Commission Document (or any amendment thereto), or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, or arising out of any untrue statement or alleged untrue statement of a material fact included in any Commission Document, or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this indemnity in (a) shall not apply to any loss, liability, claim, damage or expense to the extent arising out of an untrue statement or omission, or alleged untrue statement or omission in a Commission Document, made in reliance upon and in conformity with information furnished in writing to the Company by the Investor expressly for use in connection with the preparation of the Registration Statement, Prospectus or Prospectus Supplement or any such amendment thereof or supplement thereto (it being hereby acknowledged and agreed that the written information set forth on Exhibit C

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to the Registration Rights Agreement is the only written information furnished to the Company by or on behalf of the Investor expressly for use in any Registration Statement, Prospectus or Prospectus Supplement), (b) to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any Governmental Authority, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that any such settlement is effected with the written consent of the Company, which consent shall not unreasonably be delayed, conditioned or withheld, (c) in investigating, preparing or defending against any litigation, or any investigation or proceeding by any Governmental Authority, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission (whether or not a party), to the extent that any such expense is not paid under (a) or (b) above, (d) as a result of, relating to or arising out of any breach by the Company of its representations, warranties, covenants or agreements under this Agreement, or (e) as a result of, relating to or arising out of any other action, suit, claim or proceeding against an Investor Party arising out of or otherwise in connection with the Transaction Documents (except in the case of this subsection (e), solely to the extent any Damage is determined by a court of competent jurisdiction, not subject to further appeal, to have resulted primarily and directly from the bad faith or gross negligence of such Investor Party). Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Investor Party.

The Company shall reimburse any Investor Party promptly upon demand (with accompanying presentation of documentary evidence) for all legal and other costs and expenses reasonably incurred by such Investor Party in connection with (i) any action, suit, claim or proceeding, whether at law or in equity, to enforce compliance by the Company with any provision of the Transaction Documents or (ii) any other action, suit, claim or proceeding, whether at law or in equity, with respect to which it is entitled to indemnification under this Section 9.1; provided that the Investor shall promptly reimburse the Company for all such legal and other costs and expenses to the extent a court of competent jurisdiction determines through a final, non-appealable determination that any Investor Party was not entitled to such reimbursement.

To the extent that the foregoing undertakings by the Company set forth in this Section 9.1 may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Damages which is permissible under applicable law, provided that in no event shall the Investor be obligated to contribute any amount in excess of the fees it actually receives pursuant to this Agreement.

Section 9.2. Indemnification of the Company. In consideration of the Company’s execution and delivery of this Agreement and sale of the Shares hereunder and in addition to all of the Investor’s other obligations under the Transaction Documents to which it is a party, subject to the provisions of this Section 9.2, the Investor shall indemnify and hold harmless the Company, its Affiliates, each of their respective directors, officers, shareholders, members, partners, employees, representatives and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding the lack of such title or any other title) and each Person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act and each of the directors, officers, shareholders, members, partners, employees, agents, and representatives (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding the lack of such title or any other title) of such controlling person (each, a “Company Party”), from and against Damages that any Company Party may suffer or incur in connection with the claims described in clauses (a), (b), and (c) of Section 9.1; provided that, such indemnity shall only be required if the Damages occurred as a result of an untrue statement or omission, or alleged untrue statement or omission in a Commission Document, made in reliance upon and in conformity with information furnished in writing to the Company by the Investor for the Company’s express for use in connection with the preparation of the Registration Statement, Prospectus or Prospectus Supplement or any such amendment thereof or supplement thereto (it being hereby acknowledged and agreed that the written information set forth on Exhibit A to the Registration Rights Agreement is the only written information furnished to the Company by or on behalf of the Investor expressly for use in any Registration Statement, Prospectus or Prospectus Supplement).

Section 9.3. Indemnification Procedures.

(i) Promptly after an Investor Party receives notice of a claim or the commencement of an action for which the Investor Party intends to seek indemnification under Section 9.1, the Investor Party will notify the Company in writing of the claim or commencement of the action, suit or proceeding; provided, however, that failure to notify the Company will not relieve the Company from liability under Section 9.1, unless and solely to the extent it has been materially prejudiced by the failure to give such notice as evidenced by the forfeiture by the Company of substantive rights or

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defenses. The Company will be entitled to participate in the defense of any claim, action, suit or proceeding as to which indemnification is being sought, and if the Company acknowledges in writing the obligation to indemnify the Investor Party against whom the claim or action is brought, the Company may (but will not be required to) assume the defense against the claim, action, suit or proceeding with counsel satisfactory to the Investor Party. After the Company notifies the Investor Party that the Company wishes to assume the defense of a claim, action, suit or proceeding, the Company will not be liable for any further legal or other expenses incurred by the Investor Party in connection with the defense against the claim, action, suit or proceeding unless (a) the employment of counsel by the Investor Party has been authorized in writing by the Company, (b) the Investor Party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or another Investor Party that are different from or in addition to those available to the Company, (c) a conflict or potential conflict exists (based on advice of counsel to the Investor Party) between an Investor Party and the Company (in which case the Company will not have the right to direct the defense of such action on behalf of the indemnified party) or (d) the Company has not in fact employed counsel to assume the defense of such action or counsel reasonably satisfactory to the indemnified party, in each case, within a reasonable time after receiving notice of the commencement of the action; in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the Company. It is understood that the Company shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm (plus local counsel) admitted to practice in such jurisdiction at any one time for all such similarly situated Investor Parties. The Company will not be liable for any settlement of any action effected without its prior written consent, which consent shall not be unreasonably withheld, delayed or conditioned. The Company shall not, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this section (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent (x) includes an express and unconditional release of each indemnified party, in form and substance reasonably satisfactory to such indemnified party, from all liability arising out of such litigation, investigation, proceeding or claim and (y) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(ii) In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Article IX for any reason is held to be unavailable or insufficient to hold an Investor Party harmless, the Company and the Investor Party will contribute to the total losses, claims, liabilities, expenses and damages (including any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted) to which the Company and the Investor Party may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and the Investor on the other hand. The relative benefits received by the Company on the one hand and the Investor Party on the other hand shall be deemed to be in the same proportion as the total net proceeds from the aggregate of all VWAP Purchase Amounts (before deducting expenses) received by the Company bear to the total proceeds received by the Investor for the sale of Shares to bona fide third parties net of the aggregate VWAP Purchase Price paid to the Company therefor under this Agreement. If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company, on the one hand, and the Investor Party, on the other hand, with respect to the statements or omission that resulted in such loss, claim, liability, expense or damage, or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Investor Party, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Investor agree that it would not be just and equitable if contributions pursuant to this Section 9.3(ii) were to be determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense, or damage, or action in respect thereof, referred to above in this Section 9.3(ii) shall be deemed to include, for the purpose of this Section 9.3(ii), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim to the extent consistent with Section 9.3(i) hereof. Notwithstanding the foregoing provisions of this Section 9.3(ii), the Investor shall not be required to contribute any amount in excess of the commissions received by it and no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 9.3(ii), any person who

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controls a party to this Agreement within the meaning of the Securities Act, any Affiliates of the Investor Party and any officers, directors, partners, employees or agents of the Investor Party or any of its Affiliates, will have the same rights to contribution as that party, and each director of the Company and each officer of the Company who signed the Registration Statement will have the same rights to contribution as the Company, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this Section 9.3(ii), will notify any such party or parties from whom contribution may be sought, but the omission to so notify will not relieve that party or parties from whom contribution may be sought from any other obligation it or they may have under this Section 9.3(ii) except to the extent that the failure to so notify such other party materially prejudiced the substantive rights or defenses of the party from whom contribution is sought. No party will be liable for contribution with respect to any action or claim settled without its written consent if such consent is required pursuant to Section 9.3(i) hereof.

The remedies provided for in this Article IX are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Investor Party at law or in equity.

ARTICLE X
MISCELLANEOUS

Section 10.1. Certain Fees and Expenses; Commitment Shares; Commencement Irrevocable Transfer Agent Instructions.

(i) Certain Fees and Expenses. Each party shall bear its own fees and expenses related to the transactions contemplated by this Agreement except that the Company will reimburse the fees and disbursements of legal counsel to the Investor in an amount not to exceed $75,000 in connection with the entry into this Agreement and $25,000 per fiscal quarter in connection with the Investor’s ongoing due diligence and review of deliverables subject to Section 6.15. The Company shall pay all U.S. federal, state and local stamp and other similar transfer and other taxes and duties levied in connection with issuance of the Shares pursuant hereto.

(ii) Commitment Shares. In consideration for the Investor’s execution and delivery of this Agreement, the Company shall issue to the Investor the Commitment Shares on or prior to the effectiveness of the Registration Statement, by delivery of the Commitment Shares to an account designated by the Investor, and will provide Investor, not later than 4:00 P.M. New York City time on the Trading Day immediately prior to the effectiveness of the Registration Statement, one or more book-entry statement(s) representing the Commitment Shares in the name of the Investor or its designee. Subject to Section 8.4, the entire amount of the Commitment Shares shall be fully earned by the Investor and shall be non-refundable as of the Closing, regardless of whether any VWAP Purchases are made or settled hereunder or any subsequent termination of this Agreement. To the extent, after the resale of all Commitment Shares by the Investor, the net proceeds of the resale of such Commitment Shares by the Investor is less than $1,000,000, the Company agrees to promptly, upon presentation of an invoice and reasonable supporting documentation, pay the Investor the difference between $1,000,000 and the net proceeds of the resale of the Commitment Shares received by the Investor in cash, as directed by the Investor.

(iii) Irrevocable Transfer Agent Instructions; Notice of Effectiveness. On the Effective Date of the Initial Registration Statement and prior to Commencement, the Company shall deliver or cause to be delivered to the Transfer Agent (including delivery to any successor thereof), (a) irrevocable instructions executed by the Company to be acknowledged in writing by the Transfer Agent (the “Commencement Irrevocable Transfer Agent Instructions”) and (b) the notice of effectiveness in the form attached as an exhibit to the Registration Rights Agreement (the “Notice of Effectiveness”) relating to the Initial Registration Statement executed by the Company’s outside counsel, in each case directing the Transfer Agent to issue to the Investor or its designated Broker-Dealer at which the account or accounts to be credited with the Shares being purchased by the Investor are maintained any Registrable Securities included in the Initial Registration Statement as DWAC Shares, if and when such Registrable Securities are issued in accordance with this Agreement and the Registration Rights Agreement. With respect to any post-effective amendment to the Initial Registration Statement, any New Registration Statement or any post-effective amendment to any New Registration Statement, in each case becoming effective after the Commencement Date, the Company shall deliver or cause to be delivered to the Transfer Agent (including delivery to any successor thereof) (x) irrevocable instructions in the form substantially similar to the Commencement Irrevocable Transfer Agent Instructions executed by the Company and to be acknowledged in writing by the Transfer Agent and (y) the Notice of Effectiveness, in each case modified as necessary to refer to such Registration Statement or post-effective amendment and the Registrable Securities included therein, to issue the Registrable Securities included therein as DWAC Shares in accordance with the terms of this Agreement

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and the Registration Rights Agreement. For the avoidance of doubt, all Shares to be issued in respect of any VWAP Purchase Notice delivered to the Investor pursuant to this Agreement shall be issued to the Investor in accordance with Section 3.2 by crediting the Investor’s account at DTC as DWAC Shares, and the Company shall not take any action or give instructions to any Transfer Agent of the Company otherwise. The Company represents and warrants to the Investor that, while this Agreement is effective, no instruction other than those referred to in this Section 10.1(iii) will be given by the Company to the Transfer Agent with respect to the Shares from and after Commencement, and the Registrable Securities covered by the Initial Registration Statement or any post-effective amendment thereof, or any New Registration Statement or post-effective amendment thereof, as applicable, shall otherwise be freely transferable on the books and records of the Company and no stop transfer instructions shall be maintained against the transfer thereof. The Company agrees that if the Company fails to fully comply with the provisions of this Section 10.1(iii) within three (3) Trading Days after the date on which the Investor has provided any deliverables that the Investor may be required to provide to the Company or the Transfer Agent (if any), the Company shall, at the Investor’s written instruction, purchase from the Investor all shares of Common Stock purchased or acquired by the Investor pursuant to this Agreement that contain any restrictive legend or that have any stop transfer orders maintained that prohibit or impede the transfer thereof in any respect at the greater of (i) the purchase price paid by the Investor for such shares of Common Stock (as applicable) and (ii) the Closing Sale Price of the Common Stock on the date of the Investor’s written instruction.

Section 10.2. Specific Enforcement; Consent to Jurisdiction; Waiver of Jury Trial.

(i) The Company and the Investor acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that either party shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement by the other party and to enforce specifically the terms and provisions hereof (without the necessity of showing economic loss and without any bond or other security being required), this being in addition to any other remedy to which either party may be entitled by law or equity.

(ii) Each of the Company and the Investor (a) hereby irrevocably submits to the jurisdiction of the U.S. District Court and other courts of the United States sitting in the State of New York for the purposes of any suit, action or proceeding arising out of or relating to this Agreement, and (b) hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper. Each of the Company and the Investor consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this Section 10.2 shall affect or limit any right to serve process in any other manner permitted by law.

(iii) EACH OF THE COMPANY AND THE INVESTOR HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR DISPUTES RELATING HERETO. EACH OF THE COMPANY AND THE INVESTOR (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.2.

Section 10.3. Entire Agreement. The Transaction Documents set forth the entire agreement and understanding of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, negotiations and understandings between the parties, both oral and written, with respect to such matters. There are no promises, undertakings, representations or warranties by either party relative to subject matter hereof not expressly set forth in the Transaction Documents. The Disclosure Schedule and all exhibits to this Agreement are hereby incorporated by reference in, and made a part of, this Agreement as if set forth in full herein.

Section 10.4. Notices. Any notice, demand, request, waiver or other communication required or permitted to be given hereunder shall be in writing and shall be effective (a) upon hand delivery or electronic mail delivery at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be

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received), or the first (1st) business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second (2nd) business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The address for such communications shall be:

If to the Company prior to the consummation of the Business Combination:

Inflection Point Acquisition Corp.
34 East 51st Street, 5th Floor
New York, NY 10022
Telephone Number:
Email:
Attention: Michael Blitzer, Co-Chief Executive Officer

With a copy (which shall not constitute notice) to:

White & Case LLP
1221 Avenue of the Americas
New York, New York 10020
Email:
Attention: (212) 819-7642

If to the Company following the consummation of the Business Combination:

Intuitive Machines, LLC
3700 Bay Area Blvd.
Sixth Floor, Suite 600
Houston, TX 77058
Telephone Number:
Attention: Erik Sallee
Email:

With a copy (which shall not constitute notice) to:

Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, TX 77002
Attention: Nick Dhesi
Email:

If to the Investor:

CF Principal Investments LLC
499 Park Avenue
New York, NY 10022
Attention: COO
Email:

and:

CF Principal Investments LLC 499 Park Avenue
New York, NY 10022
Attention: General Counsel
Facsimile: (212) 829-4708
Email:

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With a copy (which shall not constitute notice) to:

DLA Piper LLP (US)
1251 Avenue of the Americas
New York, NY 10022
Attention: Stephen P. Alicanti
Email:

Either party hereto may from time to time change its address for notices by giving at least five (5) days’ advance written notice of such changed address to the other party hereto.

Section 10.5. Waivers. No provision of this Agreement may be waived by the parties from and after the date that is one (1) Trading Day immediately preceding the filing of the Initial Registration Statement with the Commission. Subject to the immediately preceding sentence, no provision of this Agreement may be waived other than in a written instrument signed by the party against whom enforcement of such waiver is sought. No failure or delay in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercises thereof or of any other right, power or privilege.

Section 10.6. Amendments. No provision of this Agreement may be amended by the parties from and after the date that is one (1) Trading Day immediately preceding the filing of the Initial Registration Statement with the Commission. Subject to the immediately preceding sentence, no provision of this Agreement may be amended other than by a written instrument signed by both parties hereto.

Section 10.7. Headings. The article, section and subsection headings in this Agreement are for convenience only and shall not constitute a part of this Agreement for any other purpose and shall not be deemed to limit or affect any of the provisions hereof. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Agreement instead of just the provision in which they are found.

Section 10.8. Construction. The parties agree that each of them and their respective counsel has reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents. In addition, each and every reference to share prices (including the Threshold Price) and number of shares of Common Stock in any Transaction Document shall, in all cases, be subject to adjustment for any stock splits, stock combinations, stock dividends, recapitalizations, reorganizations and other similar transactions that occur on or after the Closing Date. Any reference in this Agreement to “Dollars” or “$” shall mean the lawful currency of the United States of America. Any references to “Section” or “Article” in this Agreement shall, unless otherwise expressly stated herein, refer to the applicable Section or Article of this Agreement.

Section 10.9. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors. Neither the Company nor the Investor may assign this Agreement or any of their respective rights or obligations hereunder to any Person.

Section 10.10. No Third Party Beneficiaries. Except as expressly provided in Article IX, this Agreement is intended only for the benefit of the parties hereto and their respective successors, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

Section 10.11. Governing Law. This Agreement shall be governed by and construed in accordance with the internal procedural and substantive laws of the State of New York, without giving effect to the choice of law provisions of such state that would cause the application of the laws of any other jurisdiction.

Section 10.12. Survival. The representations, warranties, covenants and agreements of the Company and the Investor contained in this Agreement shall survive the execution and delivery hereof until the termination of this Agreement; provided, however, that (i) the provisions of Article VIII (Termination), Article IX (Indemnification) and this Article X (Miscellaneous) shall remain in full force and effect indefinitely notwithstanding such termination, and, (ii) so long as the Investor owns any Shares, the covenants and agreements of the Company and the Investor contained in Article

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VI (Additional Covenants), shall remain in full force and effect notwithstanding such termination for a period of thirty (30) days following such termination.

Section 10.13. Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature or signature delivered by e-mail in a “.pdf” format data file, including any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com, www.echosign.adobe.com, etc., shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original signature.

Section 10.14. Publicity. The Company shall afford the Investor and its counsel a reasonable opportunity to review and comment upon, shall consult with the Investor and its counsel on the form and substance of, and shall give due consideration to all such comments from the Investor or its counsel on, any press release, Commission filing or any other public disclosure made by or on behalf of the Company relating to the Investor, its purchases hereunder or any aspect of the Transaction Documents or the transactions contemplated thereby, prior to the issuance, filing or public disclosure thereof. For the avoidance of doubt, except to the extent set forth in the Registration Rights Agreement, the Company shall not be required to submit for review any such disclosure (i) contained in periodic reports filed with the Commission under the Exchange Act if it shall have previously provided the same disclosure to the Investor or its counsel for review in connection with a previous filing or (ii) any Prospectus Supplement if it contains disclosure that does not reference the Investor, its purchases hereunder or any aspect of the Transaction Documents or the transactions contemplated thereby.

Section 10.15. Severability. The provisions of this Agreement are severable and, in the event that any court of competent jurisdiction shall determine that any one or more of the provisions or part of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement, and this Agreement shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of such provision, had never been contained herein, so that such provisions would be valid, legal and enforceable to the maximum extent possible.

Section 10.16. Trust Account Waiver. The Investor hereby acknowledges that, as described in the Company’s prospectus relating to its initial public offering (the “IPO”) dated September 21, 2021 available at www.sec.gov, the Company has established a trust account (the “Trust Account”) containing the proceeds of the IPO and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company, its public shareholders and certain other parties. For and in consideration of the Company entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Investor, on behalf of itself and each of its Affiliates and Subsidiaries, and each of its and their employees, agents, representatives and any other person or entity acting on its and their behalf in connection with the transactions contemplated by the Transaction Documents hereby (a) agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and shall not make any claim against the Trust Account, arising out or as a result of, in connection with or relating in any way to this Agreement, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), (b) irrevocably waives any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of, the Transaction Documents or the transactions contemplated therein, and (c) agrees that it will not seek recourse against the Trust Account as a result of, in connection with or relating in any way to the Transaction Documents or the transactions contemplated therein; provided, however, that nothing in this Section 10.16 shall be deemed to limit the Investor’s right to distributions from the Trust Account in accordance with the Company’s Organizational Documents in respect of any redemptions by the Investor in respect of Class A ordinary shares of the Company acquired by any means other than pursuant to this Agreement.

Section 10.17. Further Assurances. From and after the date of this Agreement, upon the request of the Investor or the Company, each of the Company and the Investor shall execute and deliver such instrument, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officer as of the date first above written.

Inflection Point Acquisition Corp.
By:	/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	Co-Chief Executive Officer

CF Principal Investments LLC
By:	/s/ Mark Kaplan
Name:	Mark Kaplan
Title:	Global Chief Operating Officer

[Signature Page to Common Stock Purchase Agreement]

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ANNEX I TO THE
COMMON STOCK PURCHASE AGREEMENT

DEFINITIONS

“Affiliate” shall mean any Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with a Person, as such terms are used in and construed under Rule 144.

“Aggregate Limit” shall have the meaning assigned to such term in Section 2.1 of this Agreement.

“Agreement” shall have the meaning assigned to such term in the introductory paragraph hereto.

“Alternative Market” shall mean the New York Stock Exchange, the NYSE American, the Nasdaq Global Select Market or the Nasdaq Global Market.

“Anti-Corruption Laws” shall have the meaning assigned to such term in Section 5.23 of this Agreement.

“Average Price” means a price per Share (rounded to the nearest tenth of a cent) equal to the quotient obtained by dividing (i) the aggregate gross purchase price paid by the Investor for all Shares purchased pursuant to this Agreement, by (ii) the aggregate number of Shares issued pursuant to this Agreement.

“Bankruptcy Law” shall mean Title 11, U.S. Code, or any similar U.S. federal or state bankruptcy law or law for the relief of debtors.

“Base Price” means a price per Share equal to the Minimum Price (subject to adjustment for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction that occurs on or after the date of this Agreement).

“Beneficial Ownership Limitation” shall have the meaning assigned to such term in Section 3.4 of this Agreement.

“BCA” shall have the meaning assigned to such term in the preamble of this Agreement.

“Block” shall mean any trade in excess of 100,000 Shares on a single Trading Day to a single purchaser, as reported on Bloomberg through its “VWAP” function.

“Bloomberg” shall mean Bloomberg, L.P.

“Bring-Down Comfort Letter” shall have the meaning assigned to such term in Section 6.15 of this Agreement.

“Bring-Down Opinion” shall have the meaning assigned to such term in Section 6.15 of this Agreement.

“Broker-Dealer” shall have the meaning assigned to such term in Section 6.13 of this Agreement.

“Business Combination” shall have the meaning assigned to such term in the preamble of this Agreement.

“Bylaws” shall have the meaning assigned to such term in Section 5.4 of this Agreement.

“CCPA” shall have the meaning assigned to such term in Section 5.43(i) of this Agreement.

“CF&CO” shall have the meaning assigned to such term in the recitals of this Agreement.

“Charter” shall have the meaning assigned to such term in Section 5.4 of this Agreement.

“Closing” shall have the meaning assigned to such term in the recitals of this Agreement.

“Closing Certificate” shall have the meaning assigned to such term in Section 7.1(v) of this Agreement.

“Closing Date” shall mean the date of the consummation of the Business Combination.

“Closing Sale Price” shall mean, for the Common Stock as of any date, the last closing trade price for the Common Stock on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing trade price for the Common Stock, then the last trade price for the Common Stock prior to 4:00 p.m., New York City time, as reported by Bloomberg. All such determinations shall be

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appropriately adjusted for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions during such period.

“Code” shall have the meaning assigned to such term in Section 5.32 of this Agreement.

“Commencement” shall have the meaning assigned to such term in Section 3.1 of this Agreement.

“Commencement Date” shall have the meaning assigned to such term in Section 3.1 of this Agreement.

“Commencement Irrevocable Transfer Agent Instructions” shall have the meaning assigned to such term in Section 10.1(iii).

“Commission” shall mean the U.S. Securities and Exchange Commission or any successor entity.

“Commission Documents” shall mean (1) all reports, schedules, registrations, forms, statements, information and other documents filed with or furnished to the Commission by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act since September 21, 2021, including, without limitation, the Current Report, (2) each Registration Statement, as the same may be amended from time to time, the Prospectus contained therein and each Prospectus Supplement thereto and (3) all information contained in such filings and all documents and disclosures that have been or may in the future be incorporated by reference therein.

“Commitment Shares” shall mean a number of shares of duly authorized, validly issued, fully paid and non-assessable Common Stock equal to the quotient obtained by dividing (i) $1,000,000 and (ii) the closing price of the Common Stock on the Principal Market on the Upfront Determination Date.

“Common Stock” shall have the meaning assigned to such term in the recitals of this Agreement.

“Common Stock Equivalents” shall mean any securities of the Company or its Subsidiaries which entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Company” shall have the meaning assigned to such term in the introductory paragraph of this Agreement.

“Compliance Certificate” shall have the meaning assigned to such term in Section 6.14(i) of this Agreement.

“Confidential Data” shall have the meaning assigned to such term in Section 5.43(i) of this Agreement.

“Contract” shall mean any written or oral legally binding contract, agreement, understanding, arrangement, subcontract, loan or credit agreement, note, bond, indenture, mortgage, purchase order, deed of trust, lease, sublease, instrument, or other legally binding commitment, obligation or undertaking.

“Cover Price” shall have the meaning assigned to such term in Section 3.2 of this Agreement.

“Current Report” shall have the meaning assigned to such term in Section 2.3 of this Agreement.

“Custodian” shall mean any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

“Damages” shall have the meaning assigned to such term in Section 9.1 of this Agreement.

“Disclosure Schedule” shall have the meaning assigned to such term in Section 6.14(i) of this Agreement.

“DTC” shall mean The Depository Trust Company, a subsidiary of The Depository Trust & Clearing Corporation, or any successor thereto.

“DWAC” shall have the meaning assigned to such term in Section 5.40 of this Agreement.

“DWAC Shares” shall mean shares of Common Stock issued pursuant to this Agreement that are (i) issued in electronic form, (ii) freely tradable and transferable and without restriction on resale and without stop transfer instructions maintained against the transfer thereof and (iii) timely credited by the Company to the Investor’s or its designated Broker-Dealer at which the account or accounts to be credited with the Shares being purchased by Investor are maintained specified DWAC account with DTC under its Fast Automated Securities Transfer (FAST) Program, or any similar program hereafter adopted by DTC performing substantially the same function.

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“EDGAR” shall mean the Commission’s Electronic Data Gathering, Analysis and Retrieval System.

“Effective Date” shall mean, with respect to the Initial Registration Statement filed pursuant to Section 2(a) of the Registration Rights Agreement (or any post-effective amendment thereto) or any New Registration Statement filed pursuant to Section 2(c) of the Registration Rights Agreement (or any post-effective amendment thereto), as applicable, the date on which the Initial Registration Statement (or any post-effective amendment thereto) or any New Registration Statement (or any post-effective amendment thereto) becomes effective.

“Entity” shall have the meaning assigned to such term in Section 5.42 of this Agreement.

“Environmental Laws” shall have the meaning assigned to such term in Section 5.22 of this Agreement.

“ERISA” shall have the meaning assigned to such term in Section 5.32 of this Agreement.

“Excess Shares” shall having the meaning assigned to such term in Section 3.1 of this Agreement.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder.

“Exchange Cap” shall have the meaning assigned to such term in Section 3.3(i) of this Agreement.

“Exempt Issuance” shall mean the issuance of (i) Common Stock, options or other equity incentive awards to employees, officers, directors or vendors of the Company pursuant to any equity incentive plan duly adopted for such purpose, by the Company’s Board of Directors or a majority of the members of a committee of the Board of Directors established for such purpose, (ii) (a) any Shares issued to the Investor pursuant to this Agreement, (b) any securities issued upon the exercise or exchange of or conversion of any shares of Common Stock or Common Stock Equivalents held by the Investor at any time, or (c) any securities issued upon the exercise or exchange of or conversion of any Common Stock Equivalents issued and outstanding on the Closing Date, provided that except as set forth in any agreement applicable to such Common Stock Equivalents and as disclosed in the Commission Documents, such securities referred to in this clause (c) have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities, (iii) securities issued pursuant to acquisitions, divestitures, licenses, partnerships, collaborations or strategic transactions approved by the Company’s Board of Directors or a majority of the members of a committee of directors established for such purpose, which acquisitions, divestitures, licenses, partnerships, collaborations or strategic transactions can have a Variable Rate Transaction component, provided that any such issuance shall only be to a Person (or to the equity holders of a Person) which is, itself or through its subsidiaries, an operating company or an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities, (iv) Common Stock issued by the Company to the Investor or an Affiliate of the Investor in connection with any “equity line of credit” or other continuous offering or similar offering of Common Stock pursuant to a written agreement between the Company and the Investor or an Affiliate of the Investor, whereby the Company may sell Common Stock to the Investor or an Affiliate of the Investor at a future determined price, or (v) Common Stock issued by the Company by any method deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act, exclusively to or through CF&CO, as the Company’s sales agent, pursuant to one or more written agreements between the Company and CF&CO.

“FINRA” shall have the meaning assigned to such term in Section 4.3 of this Agreement.

“Fundamental Transaction” shall mean that (i) the Company shall, directly or indirectly, in one or more related transactions, (a) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Person, with the result that the holders of the Company’s capital stock immediately prior to such consolidation or merger together beneficially own less than 50% of the outstanding voting power of the surviving or resulting corporation, (b) sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company to another Person, (c) take action to facilitate a purchase, tender or exchange offer by another Person that is accepted by the holders of more than 50% of the outstanding shares of Common Stock (excluding any shares of Common Stock held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), (d) consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than 50% of the outstanding shares

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of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination), or (e) reorganize, recapitalize or reclassify its Common Stock, or (ii) any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock.

“GAAP” shall have the meaning assigned to such term in Section 5.7(ii) of this Agreement.

“GDPR” shall have the meaning assigned to such term in Section 5.43(i) of this Agreement.

“Governmental Authority” shall mean (i) any federal, provincial, state, local, municipal, national or international government or governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private); (ii) any self-regulatory organization; or (iii) any political subdivision of any of the foregoing.

“HIPAA” shall have the meaning assigned to such term in Section 5.43(i) of this Agreement.

“Initial Registration Statement” shall have the meaning assigned to such term in the Registration Rights Agreement.

“Intellectual Property” shall have the meaning assigned to such term in Section 5.13(ii) of this Agreement.

“Investment Period” shall mean the period commencing on the Effective Date of the Initial Registration Statement and expiring on the date this Agreement is terminated pursuant to Article VIII.

“Investor” shall have the meaning assigned to such term in the introductory paragraph of this Agreement.

“Investor Party” shall have the meaning assigned to such term in Section 9.1 of this Agreement.

“IT Systems” shall have the meaning assigned to such term in Section 5.43(i) of this Agreement.

“Knowledge” shall mean the actual knowledge of the Company’s Chief Executive Officer, the Company’s President, and the Company’s Chief Financial Officer, in each case after reasonable inquiry of all officers, directors and employees of the Company and its Subsidiaries who would reasonably be expected to have knowledge or information with respect to the matter in question.

“Material Adverse Effect” shall have the meaning assigned to such term in Section 5.1 of this Agreement.

“Material Contracts” shall mean any other Contract that is expressly referred to in or filed or incorporated by reference as an exhibit to a Commission Document or that, if terminated or subject to default by a party thereto would, individually or in the aggregate, have a Material Adverse Effect.

“Minimum Price” shall have the meaning assigned to such term in Nasdaq Listing Rule 5635(d).

“Money Laundering Laws” shall have the meaning assigned to such term in Section 5.24 of this Agreement.

“New Registration Statement” shall have the meaning assigned to such term in the Registration Rights Agreement.

“Notice of Effectiveness” shall have the meaning assigned to such term in Section 10.1(iii) of this Agreement.

“OFAC” shall have the meaning assigned to such term in Section 5.42 of this Agreement.

“Organizational Documents” shall mean the Company’s amended and restated memorandum and articles of association prior to the Closing, and the Company’s Charter and Bylaws from and after the Closing.

“Permits” shall have the meaning assigned to such term in Section 5.21 of this Agreement.

“Person” shall mean any person or entity, whether a natural person, trustee, corporation, partnership, limited partnership, limited liability company, trust, unincorporated organization, business association, firm, joint venture, governmental agency or authority.

“Personal Data” shall have the meaning assigned to such term in Section 5.43(i) of this Agreement.

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“Policies” shall have the meaning assigned to such term in Section 5.43(ii) of this Agreement.

“Post-Effective Amendment Period” shall mean the period commencing at 9:30 a.m., New York City time, on the fifth (5th) Trading Day immediately prior to the filing of any post-effective amendment to the Initial Registration Statement or any New Registration Statement, and ending at 9:30 a.m., New York City time, on the Trading Day immediately following, the Effective Date of such post-effective amendment.

“Principal Market” shall mean the Nasdaq Capital Market; provided, however, that in the event the Company’s Common Stock is ever listed or traded on an Alternative Market, then the “Principal Market” shall mean such Alternative Market on which the Company’s Common Stock is then listed or traded.

“Privacy Laws” shall have the meaning assigned to such term in Section 5.43(ii) of this Agreement.

“Prospectus” shall mean the prospectus in the form included in a Registration Statement, as supplemented from time to time by any Prospectus Supplement, including the documents incorporated by reference therein.

“Prospectus Supplement” shall mean any prospectus supplement to the Prospectus filed with the Commission from time to time pursuant to Rule 424(b) under the Securities Act, including the documents incorporated by reference therein.

“Qualified Independent Underwriter” shall have the meaning assigned to such term in FINRA Rule 5121(f)(12).

“Registrable Securities” shall have the meaning assigned to such term in the Registration Rights Agreement.

“Registration Period” shall have the meaning assigned to such term in the Registration Rights Agreement.

“Registration Rights Agreement” shall have the meaning assigned to such term in the recitals of this Agreement.

“Registration Statement” shall have the meaning assigned to such term in the Registration Rights Agreement.

“Regulation D” shall have the meaning assigned to such term in the recitals of this Agreement.

“Representation Date” shall have the meaning assigned to such term in Section 6.15 of this Agreement.

“Restricted Period” shall have the meaning assigned to such term in Section 6.9(i) of this Agreement.

“Restricted Persons” shall have the meaning assigned to such term in Section 6.9(i) of this Agreement.

“Rule 144” shall mean Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect.

“Sale Price” shall mean any trade price for the shares of Common Stock on the Principal Market during normal trading hours, as reported by the Principal Market.

“Sanctioned Countries” shall have the meaning assigned to such term in Section 5.42 of this Agreement.

“Sanctions” shall have the meaning assigned to such term in Section 5.42 of this Agreement.

“Sarbanes-Oxley Act” shall have the meaning assigned to such term in Section 5.7(iii) of this Agreement.

“Section 4(a)(2)” shall have the meaning assigned to such term in the recitals of this Agreement.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder.

“Share Delivery Deadline” shall have the meaning set forth in Section 3.2 of this Agreement.

“Shares” shall mean the shares of Common Stock that are and/or may be purchased by the Investor under this Agreement pursuant to one or more VWAP Purchase Notices.

“Short Sales” shall mean “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act.

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“Subsidiary” shall mean any corporation or other entity, of which at least a majority of the securities or other ownership interest having ordinary voting power for the election of directors or other persons performing similar functions are at the time owned directly or indirectly by the Company and/or any of its other Subsidiaries.

“Suspension” shall have the meaning assigned to such term in Section 6.15 of this Agreement.

“Threshold Price” shall mean with respect to any particular VWAP Purchase Notice, the Sale Price on the VWAP Purchase Date equal to the greater of (i) $1.00; (ii) 90% of the Closing Sale Price on the Trading Day immediately preceding the VWAP Purchase Date or (iii) such higher price as set forth by the Company in the VWAP Purchase Notice.

“Total Commitment” shall have the meaning assigned to such term in Section 2.1.

“Trading Day” shall mean any day on which the Principal Market is open for trading (regular way), including any day on which the Principal Market is open for trading (regular way) for a period of time less than the customary time.

“Transaction Documents” shall mean, collectively, this Agreement (as qualified by the Commission Documents) and the exhibits hereto, the Registration Rights Agreement and the exhibits thereto, and each of the other agreements, documents, certificates and instruments entered into or furnished by the parties hereto in connection with the transactions contemplated hereby and thereby.

“Transfer Agent” shall mean Continental Stock Transfer & Trust Company or any successor thereof as the Company’s transfer agent.

“Upfront Determination Date” shall mean the earlier to occur of (i) the second Trading Day prior to the filing of the Initial Registration Statement and (ii) the date that the Investor sends an invoice to the Company for the Company to issue the Commitment Shares to the Investor.

“Variable Rate Transaction” shall mean a transaction in which the Company (i) issues or sells any equity or debt securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional shares of Common Stock or Common Stock Equivalents either (a) at a conversion price, exercise price, exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the Common Stock at any time after the initial issuance of such equity or debt securities, or (b) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such equity or debt security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Common Stock (including, without limitation, any “full ratchet” or “weighted average” anti-dilution provisions, but not including any standard anti-dilution protection for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction), (ii) issues or sells any equity or debt securities, including without limitation, Common Stock or Common Stock Equivalents, either (a) at a price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Common Stock (other than standard anti-dilution protection for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction), or (b) that are subject to or contain any put, call, redemption, buy-back, price-reset or other similar provision or mechanism (including, without limitation, a “Black-Scholes” put or call right, other than in connection with a “fundamental transaction”) that provides for the issuance of additional equity securities of the Company or the payment of cash by the Company, or (iii) enters into any agreement, including, but not limited to, an “equity line of credit” or “at the market offering” or other continuous offering or similar offering of Common Stock or Common Stock Equivalents, whereby the Company may sell Common Stock or Common Stock Equivalents at a future determined price; provided, however, that the term “Variable Rate Transaction” shall not include the issuance and sale of, in connection with the Business Combination, cumulative convertible preferred stock by the Company to Kingstown Capital Management L.P. and/or one of its affiliates, Kam Ghaffarian and/or one of his affiliates and other investors from time to time and any warrants exercisable for shares of common stock issued to such holders in connection with the purchase and/or ownership of such cumulative convertible preferred stock.

“VWAP” shall mean, for the Common Stock for a specified period, the dollar volume-weighted average price for the Common Stock on the Principal Market, for such period, as reported by Bloomberg through its “AQR” function (excluding, for the avoidance of doubt, the opening and closing print of each VWAP Purchase Date). All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.

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“VWAP Purchase” shall have the meaning assigned to such term in Section 3.1 of this Agreement.

“VWAP Purchase Amount” shall have the meaning assigned to such term in Section 3.2 of this Agreement.

“VWAP Purchase Commencement Time” shall mean, with respect to a VWAP Purchase made pursuant to Section 3.1, 9:30:01 a.m., New York City time, on the applicable VWAP Purchase Date, or such later time on such VWAP Purchase Date publicly announced by the Principal Market as one (1) second after the official open (or commencement) of trading (regular way) on the Principal Market on such VWAP Purchase Date; provided, however, that if a VWAP Purchase Notice is delivered after 9:00 a.m., New York City time, on a VWAP Purchase Date, then the VWAP Purchase Commencement Time shall start only upon receipt by the Company of written confirmation (which may be by email) of acceptance by the Investor, and which confirmation shall specify the VWAP Purchase Commencement Time.

“VWAP Purchase Condition Satisfaction Time” shall have the meaning assigned to such term in Section 7.3 of this Agreement.

“VWAP Purchase Date” shall mean, with respect to a VWAP Purchase made pursuant to Section 3.1, the Trading Day on which the Investor receives, on such Trading Day, a valid VWAP Purchase Notice for such VWAP Purchase in accordance with this Agreement.

“VWAP Purchase Maximum Amount” shall mean, with respect to a VWAP Purchase made pursuant to Section 3.1, a number of shares of Common Stock equal to the lesser of (i) a number of shares of Common Stock which, when aggregated with all other shares of Common Stock then beneficially owned by the Investor and its Affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder), would result in the beneficial ownership by the Investor of more than the Beneficial Ownership Limitation and (ii) a number of Shares equal to (a) the VWAP Purchase Share Percentage multiplied by (b) the total number (or volume) of shares of Common Stock traded on the Principal Market (or, if the Common Stock is then listed on an Alternative Market, on such Alternative Market) during the applicable VWAP Purchase Period on the applicable VWAP Purchase Date for such VWAP Purchase and (iii) the VWAP Purchase Share Estimate.

“VWAP Purchase Notice” shall mean, with respect to a VWAP Purchase made pursuant to Section 3.1, an irrevocable written notice delivered by the Company to the Investor directing the Investor to purchase a VWAP Purchase Share Amount (such specified VWAP Purchase Share Amount subject to adjustment as set forth in Section 3.1 as necessary to give effect to the VWAP Purchase Maximum Amount), at the applicable VWAP Purchase Price therefor on the applicable VWAP Purchase Date for such VWAP Purchase in accordance with this Agreement.

“VWAP Purchase Period” shall mean, with respect to a VWAP Purchase made pursuant to Section 3.1, the period on the applicable VWAP Purchase Date for such VWAP Purchase beginning at the applicable VWAP Purchase Commencement Time and ending at the applicable VWAP Purchase Termination Time.

“VWAP Purchase Price” shall mean the purchase price per Share to be purchased by the Investor in such VWAP Purchase on such VWAP Purchase Date equal to ninety-seven and one-half percent (97.5%) of the VWAP over the applicable VWAP Purchase Period on such VWAP Purchase Date for such VWAP Purchase. Notwithstanding anything in this Agreement to the contrary, on any Trading Day on which the Company delivers, and the Investor accepts, a VWAP Purchase Notice for a VWAP Purchase Share Request Percentage in excess of the VWAP Purchase Share Percentage, the VWAP Purchase Price shall be calculated using the lower of (i) the VWAP over the applicable VWAP Purchase Period on such VWAP Purchase Date for such VWAP Purchase; and (ii) the lowest Sale Price in any Block sold on such Trading Day following the delivery and acceptance of such VWAP Purchase Notice for a VWAP Purchase Share Request Percentage in excess of the VWAP Purchase Share Percentage.

“VWAP Purchase Share Amount” means, with respect to a VWAP Purchase made pursuant to Section 3.1, the number of Shares to be purchased by the Investor in such VWAP Purchase as specified by the Company in the applicable VWAP Purchase Notice, which number of Shares shall not exceed the applicable VWAP Purchase Maximum Amount.

“VWAP Purchase Share Delivery Date” shall mean the date of the VWAP Purchase Notice, or such later date on which the Shares are actually delivered to the Investor (it being acknowledged and agreed that the Company may not deliver any additional VWAP Purchase Notice to the Investor until all such Shares subject to such VWAP Purchase, and all Shares subject to all prior VWAP Purchase Notices, have been received by the Investor as DWAC Shares in accordance with this Agreement).

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“VWAP Purchase Share Estimate” means the number of shares of Common Stock constituting a good faith estimate by the Company of the number of Shares that the Investor shall have the obligation to buy pursuant to the VWAP Purchase Notice.

“VWAP Purchase Share Percentage” means, with respect to a VWAP Purchase made pursuant to Section 3.1, twenty percent (20%).

“VWAP Purchase Share Request Percentage” shall mean the percentage set forth in any VWAP Purchase Notice.

“VWAP Purchase Termination Time” means, with respect to a VWAP Purchase made pursuant to Section 3.1, 3:59:48 p.m., New York City time, on the applicable VWAP Purchase Date, or two seconds prior to such earlier time publicly announced by the Principal Market as the official close of trading (regular way) on the Principal Market on such applicable VWAP Purchase Date.

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EXHIBIT A

FORM OF REGISTRATION RIGHTS AGREEMENT

[See Exhibit 10.4]

Annex N-46

EXHIBIT B

CLOSING CERTIFICATE

[•], 202[•]

The undersigned, the [•] of Intuitive Machines Inc. (formerly known as Inflection Point Acquisition Corp.), a Delaware corporation (the “Company”), delivers this certificate in connection with the Common Stock Purchase Agreement, dated as of [•], 2022 (the “Agreement”), by and between the Company and CF Principal Investments LLC, a Delaware limited liability company (the “Investor”), and hereby certifies on the date hereof that (capitalized terms used herein without definition have the meanings assigned to them in the Agreement):

1. The undersigned is the duly appointed [•] of the Company.

2. Attached hereto as Exhibit A is a true, complete and correct copy of the Amended and Restated Certificate of Incorporation of the Company, as amended through the date hereof, as filed with the Secretary of State of the State of Delaware (the “Certificate of Incorporation”). The Certificate of Incorporation of the Company has not been further amended or restated, and no document with respect to any amendment to the Certificate of Incorporation of the Company has been filed in the office of the Secretary of State of the State of Delaware since the date shown on the face of the state certification relating to the Certificate of Incorporation, which is in full force and effect on the date hereof, and no action has been taken by the Company in contemplation of any such amendment or the dissolution, merger or consolidation of the Company.

3. Attached hereto as Exhibit B is a true and complete copy of the Amended and Restated Bylaws of the Company, as amended and restated through, and as in full force and effect on, the date hereof (the “Bylaws”), and no proposal for any amendment, repeal or other modification to the Bylaws of the Company has been taken or is currently pending before the Board of Directors or stockholders of the Company.

4. The Board of Directors of the Company has approved the transactions contemplated by the Transaction Documents; said approval has not been amended, rescinded or modified and remains in full force and effect as of the date hereof. Attached hereto as Exhibit C are true, correct and complete copies of the resolutions duly adopted by the Board of Directors of the Company via unanimous written consent on [•], 202[•].

5. Each person who, as an officer of the Company, or as attorney-in-fact of an officer of the Company, signed the Transaction Documents to which the Company is a party, was duly elected, qualified and acting as such officer or duly appointed and acting as such attorney-in-fact, and the signature of each such person appearing on any such document is his genuine signature.

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IN WITNESS WHEREOF, I have signed my name as of the date first above written.

Name:
Title:

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EXHIBIT C

COMPLIANCE CERTIFICATE

The undersigned, the [•] of Intuitive Machines Inc. (formerly known as Inflection Point Acquisition Corp.), a Delaware corporation (the “Company”), delivers this certificate in connection with the Common Stock Purchase Agreement, dated as of [•], 2022 (the “Agreement”), by and between the Company and CF Principal Investments LLC, a Delaware limited liability company (the “Investor”), and hereby certifies on the date hereof that, to the best of his or her knowledge after reasonable investigation, on behalf of the Company (capitalized terms used herein without definition have the meanings assigned to them in the Agreement):

1.      The undersigned is the duly appointed [•] of the Company.

2.      Except as set forth in the Commission Documents, the representations and warranties of the Company set forth in Article V of the Agreement (i) that are not qualified by “materiality” or “Material Adverse Effect” are true and correct in all material respects as of the date hereof with the same force and effect as if made on the date hereof, except to the extent such representations and warranties are as of another date, in which case, such representations and warranties are true and correct in all material respects as of such other date and (ii) that are qualified by “materiality” or “Material Adverse Effect” are true and correct as of the date hereof with the same force and effect as if made on the date hereof, except to the extent such representations and warranties are as of another date, in which case, such representations and warranties are true and correct as of such other date.

3.      The Company has performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Agreement and the Registration Rights Agreement to be performed, satisfied or complied with by the Company on or prior to the date hereof.

4.      The Shares issuable in respect of each VWAP Purchase Notice effected pursuant to the Agreement shall be delivered to the Investor electronically as DWAC Shares, and shall be freely tradable and transferable and without restriction on resale and without any stop transfer instructions maintained against such Shares.

5.      As of the date hereof, the Company does not possess any material non-public information.

6.      As of the date hereof, the Company has reserved out of its authorized and unissued Common Stock [•] shares of Common Stock solely for the purpose of effecting VWAP Purchases under the Agreement.

7.      No stop order suspending the effectiveness of the Registration Statement or the use of the Prospectus under the Securities Act has been issued and no proceedings for such purpose or pursuant to Section 8A of the Securities Act are pending before or, to the knowledge of the Company, threatened by the Commission.

The undersigned has executed this Certificate this [•] day of [•], 202[•].

By:
Name:
Title:

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EXHIBIT D

FORM OF VWAP PURCHASE NOTICE

From:	Intuitive Machines Inc.
To:	CF Principal Investments LLC
Attention:	Chief Operating Officer
Copy to: CFControlledEquityOffering@cantor.com
Subject:	VWAP Purchase Notice
Date:	[•], 202[•]
Time:	[•]

Ladies and Gentlemen:

Pursuant to the terms and subject to the conditions contained in the Common Stock Purchase Agreement (the “Agreement”) between Intuitive Machines Inc. (formerly known as Inflection Point Acquisition Corp.), a Delaware corporation (the “Company”), and CF Principal Investments LLC (the “Investor”), dated September 16, 2022, the Company hereby directs the Investor to purchase a number of shares constituting [•]% of the total volume of the Company’s Class A common stock, par value $0.0001 per share, traded on the Principal Market during the applicable VWAP Purchase Period, at the relevant VWAP Purchase Price (as defined in the Agreement); provided, however, that if such number exceeds the VWAP Purchase Share Estimate of [•] shares of the Company’s Class A common stock, par value $0.0001 per share, which the Company represents is no greater than the VWAP Purchase Maximum Amount (as defined in the Agreement), then the Investor will instead purchase the number of shares equal to the VWAP Purchase Share Estimate. The Company represents that all conditions set forth in Section 7.3 of the Agreement (including without limitation Section 7.3(xi) in respect of material non-public information) have been satisfied. Capitalized terms used herein without definition have the meanings assigned to them in the Agreement.

Name:
Title:

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ANNEX O

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of September 16, 2022, is by and between CF Principal Investments LLC, a Delaware limited liability company (the “Investor”), and Inflection Point Acquisition Corp., a Cayman Islands exempted company (the “Company”). For purposes of this Agreement, references to “Company” shall also include any successor entity to the Company following the Business Combination (as defined below), but only from and after the closing of such Business Combination, including but not limited to, the resulting publicly listed company pursuant to the transactions contemplated by the Business Combination Agreement, dated as of September 16, 2022 (as may be amended, supplemented or otherwise modified from time to time), by and between the Company and Intuitive Machines, LLC, such transactions being referred to herein as the “Business Combination.”

RECITALS

A.     The Company and the Investor have entered into that certain Common Stock Purchase Agreement, dated as of the date hereof (the “Purchase Agreement”), pursuant to which the Company may issue, from time to time, to the Investor up to the lesser of (i) $50,000,000 in aggregate gross purchase price of newly issued shares of the Company’s Class A common stock, par value $0.0001 per share (“Common Stock”), and (ii) the Exchange Cap (to the extent applicable under Section 3.3 of the Purchase Agreement), as provided for therein.

B.      Pursuant to the terms of, and in consideration for the Investor entering into, the Purchase Agreement, the Company shall cause to be issued to the Investor the Commitment Shares in accordance with the terms of the Purchase Agreement.

C.     Pursuant to the terms of, and in consideration for the Investor entering into, the Purchase Agreement, and to induce the Investor to execute and deliver the Purchase Agreement, the Company has agreed to provide the Investor with certain registration rights with respect to the Registrable Securities (as defined herein) as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein and in the Purchase Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, intending to be legally bound hereby, the Company and the Investor hereby agree as follows:

1.      Definitions.

Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:

(a)     “Business Day” means any day other than Saturday, Sunday or any other day on which commercial banks in New York, New York are authorized or required by law to remain closed.

(b)    “Closing Date” shall mean the date of the closing of the Business Combination.

(c)     “Commission” means the U.S. Securities and Exchange Commission or any successor entity.

(d)    “Effective Date” means the date that the applicable Registration Statement (or any post-effective amendment thereto) has been declared effective by the Commission.

(e)     “Person” means any person or entity, whether a natural person, trustee, corporation, partnership, limited partnership, limited liability company, trust, unincorporated organization, business association, firm, joint venture, governmental agency or authority.

(f)     “Prospectus” means the prospectus in the form included in the Registration Statement at the applicable Effective Date of the Registration Statement, as supplemented from time to time by any Prospectus Supplement, including the documents incorporated by reference therein.

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(g)    “Prospectus Supplement” means any prospectus supplement to the Prospectus filed with the Commission from time to time pursuant to Rule 424(b) under the Securities Act, including the documents incorporated by reference therein.

(h)    “register,” “registered,” and “registration” refer to a registration effected by preparing and filing one or more Registration Statements in compliance with the Securities Act and pursuant to Rule 415 and the declaration of effectiveness of such Registration Statement(s) by the Commission.

(i)     “Registrable Securities” means all of (i) the Shares, (ii) the Commitment Shares and (iii) any capital stock of the Company issued or issuable with respect to such Shares or the Commitment Shares, including, without limitation, (1) as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise and (2) shares of capital stock of the Company into which the shares of Common Stock are converted or exchanged and shares of capital stock of a successor entity into which the shares of Common Stock are converted or exchanged, in each case until such time as such securities cease to be Registrable Securities pursuant to Section 2(g).

(j)     “Registration Statement” means a registration statement or registration statements of the Company filed under the Securities Act covering the resale by the Investor of Registrable Securities, as such registration statement or registration statements may be amended and supplemented from time to time, including all documents filed as part thereof or incorporated by reference therein.

(k)    “Rule 144” means Rule 144 promulgated by the Commission under the Securities Act, as such rule may be amended from time to time, or any other similar or successor rule or regulation of the Commission that may at any time permit the Investor to sell securities of the Company to the public without registration.

(l)     “Rule 415” means Rule 415 promulgated by the Commission under the Securities Act, as such rule may be amended from time to time, or any other similar or successor rule or regulation of the Commission providing for offering securities on a delayed or continuous basis.

2.      Registration.

(a)     Mandatory Registration. The Company shall prepare and, as soon as practicable, but in no case greater than thirty (30) days after the Closing Date, file with the Commission an initial Registration Statement on Form S-1 (or any successor form) covering the resale by the Investor of the maximum number of Registrable Securities as shall be permitted to be included thereon in accordance with applicable Commission rules, regulations and interpretations so as to permit the resale of such Registrable Securities by the Investor under Rule 415 under the Securities Act at then prevailing market prices (and not fixed prices) (the “Initial Registration Statement”). The Company shall use its commercially reasonable efforts to have the Initial Registration Statement declared effective by the Commission as soon as reasonably practicable following the filing thereof with the Commission.

(b)    Legal Counsel. Subject to Section 5 hereof, the Investor shall have the right to select one legal counsel to review and oversee, solely on its behalf, any registration pursuant to this Section 2 (“Legal Counsel”), which shall be DLA Piper LLP (US), or such other counsel as thereafter designated by the Investor. Except as provided under Section 10.1(i) of the Purchase Agreement, the Company shall have no obligation to reimburse the Investor for any legal fees and expenses of the Legal Counsel incurred in connection with the transactions contemplated hereby.

(c)     Sufficient Number of Shares Registered. If at any time all Registrable Securities are not covered by the Initial Registration Statement filed pursuant to Section 2(a) as a result of Section 2(f) or otherwise, the Company shall use its commercially reasonable efforts to file with the Commission one or more additional Registration Statements so as to cover all of the Registrable Securities not covered by such Initial Registration Statement, in each case, as soon as practicable (taking into account any position of the staff of the Commission (“Staff”) with respect to the date on which the Staff will permit such additional Registration Statement(s) to be filed with the Commission and the rules and regulations of the Commission) (each such additional Registration Statement, a “New Registration Statement”). The Company shall use its commercially reasonable efforts to cause each such New Registration Statement to become effective as soon as reasonably practicable following the filing thereof with the Commission.

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(d)    No Inclusion of Other Securities. In no event shall the Company include any securities other than Registrable Securities on any Registration Statement pursuant to Section 2(a) or Section 2(c) without consulting the Investor and Legal Counsel prior to filing such Registration Statement with the Commission.

(e)     Statutory Underwriter Status. The Investor acknowledges that it will be disclosed as an “underwriter” and a “selling stockholder” in each Registration Statement and in any Prospectus contained therein to the extent required by applicable law and to the extent the Prospectus is related to the resale of Registrable Securities.

(f)     Offering. If the Staff or the Commission seeks to characterize any offering pursuant to a Registration Statement filed pursuant to this Agreement as constituting an offering of securities that does not permit such Registration Statement to become effective and be used for resales by the Investor on a delayed or continuous basis under Rule 415 at then-prevailing market prices (and not fixed prices), or if after the filing of any Registration Statement pursuant to Section 2(a) or Section 2(c), the Company is otherwise required by the Staff or the Commission to reduce the number of Registrable Securities included in such Registration Statement, then the Company shall reduce the number of Registrable Securities to be included in such Registration Statement (after consultation with the Investor and Legal Counsel as to the specific Registrable Securities to be removed therefrom) to the maximum number of securities as is permitted to be registered by the Commission. In the event of any reduction in Registrable Securities pursuant to this paragraph, the Company shall use its commercially reasonable efforts to file one or more New Registration Statements with the Commission in accordance with Section 2(c) until such time as all Registrable Securities have been included in Registration Statements that have been declared effective and the Prospectuses contained therein are available for use by the Investor. Notwithstanding any provision herein or in the Purchase Agreement to the contrary, the Company’s obligations to register Registrable Securities (and any related conditions to the Investor’s obligations) shall be qualified to the extent necessary to comport with any requirement of the Staff or the Commission.

(g)    Any Registrable Security shall cease to be a “Registrable Security” at the earliest of the following: (i) when a Registration Statement covering such Registrable Security becomes or has been declared effective by the Commission and such Registrable Security has been sold or disposed of pursuant to such effective Registration Statement; (ii) when such Registrable Security is held by the Company or one of its Subsidiaries; (iii) the date on which the Investor has sold or disposed of all Commitment Shares; and (iv) when such Registrable Security may be sold without restriction under Rule 144 without regard to volume and manner of sale limitations and Form 144 filing requirements.

3.      Related Obligations.

For the duration of the Registration Period (as defined below), the Company shall use its commercially reasonable efforts to effect the registration of the Registrable Securities in accordance with the intended method of disposition thereof, and, pursuant thereto, during the term of this Agreement, the Company shall have the following obligations:

(a)     The Company shall promptly prepare and file with the Commission the Initial Registration Statement pursuant to Section 2(a) hereof and one or more New Registration Statements pursuant to Section 2(c) hereof with respect to the Registrable Securities, and the Company shall use its commercially reasonable efforts to cause each such Registration Statement to become effective as soon as practicable after such filing. Subject to Allowable Grace Periods, the Company shall use its reasonable best efforts to keep each Registration Statement effective (and the Prospectus contained therein available for use) pursuant to Rule 415 for resales by the Investor on a continuous basis at then-prevailing market prices (and not fixed prices) at all times until the earlier of (i) the date on which the Investor shall have sold all of the Registrable Securities covered by such Registration Statement and (ii) the date of termination of the Purchase Agreement if as of such termination date the Investor holds no Registrable Securities (or, if applicable, the date on which such securities cease to be Registrable Securities after the date of termination of the Purchase Agreement) (the “Registration Period”). Notwithstanding anything to the contrary contained in this Agreement (but subject to the provisions of Section 3(p) hereof), the Company shall ensure that, when filed and at all times while effective, each Registration Statement (including, without limitation, all amendments and supplements thereto) and the Prospectus (including, without limitation, all amendments and supplements thereto) used in connection with such Registration Statement shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein (in the case of Prospectuses, in the light of the circumstances in which they were made) not misleading.

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(b)    Subject to Section 3(p) of this Agreement, the Company shall use its commercially reasonable efforts to prepare and file with the Commission such amendments (including, without limitation, post-effective amendments) and supplements to each Registration Statement and the Prospectus used in connection with each such Registration Statement, which Prospectus is to be filed pursuant to Rule 424 promulgated under the Securities Act, as may be necessary to keep each such Registration Statement effective (and the Prospectus contained therein current and available for use) at all times during the Registration Period for such Registration Statement, and, during such period, comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities of the Company required to be covered by such Registration Statement until such time as all of such Registrable Securities shall have been disposed of in accordance with the intended methods of disposition by the Investor. Without limiting the generality of the foregoing, the Company covenants and agrees that (i) on the second (2nd) Trading Day immediately following the Effective Date of the Initial Registration Statement and any New Registration Statement (or any post-effective amendment thereto), the Company shall file with the Commission in accordance with Rule 424(b) under the Securities Act the final Prospectus to be used in connection with sales pursuant to such Registration Statement (or post-effective amendment thereto), and (ii) if the transactions contemplated by any VWAP Purchase are material to the Company (individually or collectively with all other prior VWAP Purchases, the consummation of which have not previously been reported in any Prospectus Supplement filed with the Commission under Rule 424(b) under the Securities Act or in any report, statement or other document filed by the Company with the Commission under the Exchange Act), or if otherwise required under the Securities Act (or the interpretations of the Commission thereof), in each case as reasonably determined by the Company and the Investor, then, on the first (1st) Trading Day immediately following the VWAP Purchase Date, if a VWAP Purchase Notice was properly delivered to the Investor hereunder in connection with such VWAP Purchase, the Company shall file with the Commission a Prospectus Supplement pursuant to Rule 424(b) under the Securities Act with respect to the VWAP Purchase(s), the total VWAP Purchase Price for the Shares subject to such VWAP Purchase(s) (as applicable), the applicable VWAP Purchase Price(s) for such Shares and the net proceeds that are to be (and, if applicable, have been) received by the Company from the sale of such Shares. To the extent not previously disclosed in the Prospectus or a Prospectus Supplement, the Company shall disclose in its Quarterly Reports on Form 10-Q and in its Annual Reports on Form 10-K the information described in the immediately preceding sentence relating to all VWAP Purchase(s) consummated during the relevant fiscal quarter and shall file such Quarterly Reports and Annual Reports with the Commission within the applicable time period prescribed for such report under the Exchange Act. In the case of amendments and supplements to any Registration Statement on Form S-1 or Prospectus related thereto which are required to be filed pursuant to this Agreement (including, without limitation, pursuant to this Section 3(b)) by reason of the Company filing a report on Form 8-K, Form 10-Q or Form 10-K or any analogous report or filing under the Exchange Act, the Company shall have incorporated such report by reference into such Registration Statement and Prospectus, if applicable, or shall file such amendments or supplements to the Registration Statement or Prospectus with the Commission on the same day on which the Exchange Act report is filed which created the requirement for the Company to amend or supplement such Registration Statement or Prospectus, for the purpose of including or incorporating such report into such Registration Statement and Prospectus. The Company consents to the use of the Prospectus (including, without limitation, any supplement thereto) included in each Registration Statement in accordance with the provisions of the Securities Act and with the securities or “Blue Sky” laws of the jurisdictions in which the Registrable Securities may be sold by the Investor, in connection with the resale of the Registrable Securities and for such period of time thereafter as such Prospectus (including, without limitation, any supplement thereto) (or in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) is required by the Securities Act to be delivered in connection with resales of Registrable Securities.

(c)     The Company shall (A) permit Legal Counsel an opportunity to review and comment upon (i) each Registration Statement at least three (3) Business Days prior to its filing with the Commission and (ii) all amendments and supplements to each Registration Statement (including, without limitation, the Prospectus contained therein) (except for Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any similar or successor reports or Prospectus Supplements the contents of which is limited to that set forth in such reports) within a reasonable number of days prior to their filing with the Commission, (B) reasonably consider any reasonable comments of the Investor and Legal Counsel on any such Registration Statement or amendment or supplement thereto or to any Prospectus contained therein and (C) prior to the effectiveness of any Registration Statement, not file any such Registration Statement, amendment or supplement with the Commission without the express written (including by e-mail) consent and sign-off of Legal Counsel and the Investor. The Company

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shall promptly furnish to Legal Counsel, without charge, (electronic copies of any correspondence from the Commission or the Staff to the Company or its representatives relating to each Registration Statement (which correspondence shall be redacted to exclude any material, non-public information regarding the Company or any of its Subsidiaries).

(d)    Without limiting any obligation of the Company under the Purchase Agreement, the Company shall promptly furnish to the Investor, without charge, (i) after the same is prepared and filed with the Commission, at least one (1) electronic copy of each Registration Statement and any amendment(s) and supplement(s) thereto, including, without limitation, financial statements and schedules, all documents incorporated therein by reference, and if requested by the Investor, all exhibits thereto, (ii) upon the effectiveness of each Registration Statement, one (1) electronic copy of the Prospectus included in such Registration Statement and all amendments and supplements thereto and (iii) copies of any final Prospectus and any Prospectus Supplement thereto, as the Investor may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities owned by the Investor; provided, however, the Company shall not be required to furnish any document (other than the Prospectus, which may be provided in .PDF format) to the Investor to the extent such document is available on EDGAR).

(e)     The Company shall take such action as is reasonably necessary to (i) register and qualify, unless an exemption from registration and qualification applies, the resale by the Investor of the Registrable Securities covered by a Registration Statement under such other securities or “Blue Sky” laws of all applicable jurisdictions in the United States, (ii) prepare and file in those jurisdictions, such amendments (including, without limitation, post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be reasonably necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, the Company shall not be required in connection therewith or as a condition thereto to (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(e), (y) subject itself to general taxation in any such jurisdiction, or (z) file a general consent to service of process in any such jurisdiction. The Company shall promptly notify Legal Counsel and the Investor of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or “Blue Sky” laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threatening of any proceeding for such purpose.

(f)     The Company shall notify Legal Counsel and the Investor in writing of the happening of any event, as promptly as reasonably practicable after becoming aware of such event, as a result of which the Prospectus included in a Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (provided that in no event shall such notice contain any material, non-public information regarding the Company or any of its Subsidiaries), and, subject to Section 3(p), promptly prepare a supplement or amendment to such Registration Statement and such Prospectus contained therein to correct such untrue statement or omission. The Company shall respond as promptly as reasonably practicable to any comments received from the Commission with respect to a Registration Statement or any amendment thereto. Nothing in this Section 3(f) shall limit any obligation of the Company under the Purchase Agreement.

(g)    The Company shall (i) use its reasonable best efforts to prevent the issuance of any stop order or other suspension of effectiveness of a Registration Statement or the use of any Prospectus contained therein, or the suspension of the qualification, or the loss of an exemption from qualification, of any of the Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible time and (ii) notify Legal Counsel and the Investor of the issuance of such order and the resolution thereof or its receipt of actual notice of the initiation or threat of any proceeding.

(h)    [Reserved.]

(i)     Without limiting any obligation of the Company under the Purchase Agreement, the Company shall use its reasonable best efforts either to (i) cause all of the Registrable Securities covered by each Registration Statement to be listed on the Principal Market, or (ii) secure designation and quotation of all of the Registrable Securities covered by each Registration Statement on an Alternative Market. The Company shall pay all fees and expenses in connection with satisfying its obligation under this Section 3(i).

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(j)     The Company shall cooperate with the Investor and, to the extent applicable, use its commercially reasonable efforts to facilitate the timely preparation and delivery of Registrable Securities, as DWAC Shares, to be offered pursuant to a Registration Statement and enable such DWAC Shares to be in such denominations or amounts (as the case may be) as the Investor may reasonably request from time to time. Investor hereby agrees that it shall cooperate with the Company, its counsel and Transfer Agent in connection with any issuances of DWAC Shares, and hereby represents, warrants and covenants to the Company that that it will resell such DWAC Shares only pursuant to the Registration Statement in which such DWAC Shares are included, in a manner described under the caption “Plan of Distribution” in such Registration Statement, and in a manner in compliance with all applicable U.S. federal and state securities laws, rules and regulations, including, without limitation, any applicable prospectus delivery requirements of the Securities Act. At the time such DWAC Shares are offered and sold pursuant to the Registration Statement, such DWAC Shares shall be free from all restrictive legends (except as otherwise required by this Agreement, the Purchase Agreement or applicable federal or state securities laws) and may be transmitted by the Transfer Agent to the Investor by crediting an account at DTC as directed in writing by the Investor.

(k)    Upon the written request of the Investor, the Company shall use its commercially reasonable efforts to, as soon as reasonably practicable after receipt of notice from the Investor and subject to Section 3(p) hereof, (i) incorporate in a Prospectus Supplement or post-effective amendment such information as the Investor reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; (ii) make all required filings of such Prospectus Supplement or post-effective amendment after being notified of the matters to be incorporated in such Prospectus Supplement or post-effective amendment; and (iii) supplement or make amendments to any Registration Statement or Prospectus contained therein if reasonably requested by the Investor.

(l)     The Company shall use its commercially reasonable efforts to cause the Registrable Securities covered by a Registration Statement to be registered with or approved by such other governmental agencies or authorities in the United States as may be necessary to consummate the disposition of such Registrable Securities.

(m)   The Company shall make generally available to its security holders (which may be satisfied by making such information available on EDGAR) as soon as practical, but not later than ninety (90) days after the close of the period covered thereby, an earnings statement (in form complying with, and in the manner provided by, the provisions of Rule 158 under the Securities Act) covering a twelve-month period beginning not later than the first day of the Company’s fiscal quarter next following the applicable Effective Date of each Registration Statement.

(n)    The Company shall otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the Commission in connection with any registration hereunder.

(o)    If required by the Transfer Agent for the Registrable Securities, within one (1) Business Day after each Registration Statement which covers Registrable Securities is declared effective by the Commission, the Company shall deliver, and shall cause legal counsel for the Company to deliver, to the transfer agent for such Registrable Securities (with copies to the Investor) confirmation that such Registration Statement has been declared effective by the Commission.

(p)    Notwithstanding anything to the contrary contained herein (but subject to the last sentence of this Section 3(p)), at any time, the Company may, upon written notice to Investor, delay the filing or effectiveness of any Registration Statement, or suspend Investor’s use of any prospectus that is a part of any Registration Statement (in which event the Investor shall discontinue sales of the Registrable Securities pursuant to such Registration Statement contemplated by this Agreement, but shall settle any previously made sales of Registrable Securities) if the Company determines that in order for such Registration Statement or prospectus not to contain a material misstatement or omission, (i) an amendment or supplement thereto would be needed to include information that the disclosure of which would, at that time, materially and adversely affect the Company, (ii) the negotiation or consummation of a transaction by the Company or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event the Company’s board of directors reasonably believes would require additional disclosure by the Company in such Registration Statement or prospectus of material information that the Company has a bona fide business purpose for keeping confidential and the non-disclosure of which in

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such Registration Statement or prospectus would be expected, in the reasonable determination of the Company’s board of directors, to cause such Registration Statement or prospectus to fail to comply with applicable disclosure requirements, or (iii) in the good faith judgment of the majority of the members of the Company’s board of directors, such filing or effectiveness or use of such Registration Statement or prospectus, as applicable, would be seriously detrimental to the Company and the majority of the members of the Company’s board of directors concludes as a result that it is essential to defer such filing, effectiveness or use (each, an “Allowable Grace Period”); provided, however, that in no event shall the Company delay or suspend the filing, effectiveness or use of any Registration Statement or prospectus for a period that exceeds sixty (60) consecutive calendar days or an aggregate of ninety (90) total calendar days during any twelve (12) month period; and provided, further, the Company shall not effect any such suspension during the three-Trading Day period following the VWAP Purchase Share Delivery Date for each VWAP Purchase. Upon disclosure of such information or the termination of the condition described above, the Company shall provide prompt notice, but in any event within two (2) Trading Days of such disclosure or termination, to the Investor and shall promptly terminate any suspension or delay it has put into effect and shall take such other reasonable actions to permit registered sales of Registrable Securities as contemplated in this Agreement (including as set forth in the first sentence of Section 3(f) with respect to the information giving rise thereto unless such material, non-public information is no longer applicable). Notwithstanding anything to the contrary contained in this Section 3(p), the Company shall cause its Transfer Agent to deliver DWAC Shares to a transferee of the Investor in accordance with the terms of the Purchase Agreement in connection with any sale of Registrable Securities with respect to which (i) the Company has made a sale to Investor and (ii) the Investor has entered into a contract for sale, and delivered a copy of the Prospectus included as part of the particular Registration Statement to the extent applicable, in each case prior to the Investor’s receipt of the notice of an Allowable Grace Period and for which the Investor has not yet settled.

4.      Obligations of the Investor.

(a)     At least five (5) Business Days prior to the first anticipated filing date of each Registration Statement (or such shorter period to which the parties agree), the Company shall notify the Investor in writing of the information the Company requires from the Investor with respect to such Registration Statement. It shall be a condition precedent to the obligations of the Company to complete the registration pursuant to this Agreement with respect to the Registrable Securities of the Investor that the Investor shall promptly furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it, as shall be reasonably required to effect and maintain the effectiveness of the registration of such Registrable Securities and shall promptly execute such documents in connection with such registration as the Company may reasonably request.

(b)    The Investor, by its acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of each Registration Statement hereunder, unless the Investor has notified the Company in writing of the Investor’s election to exclude all of the Investor’s Registrable Securities from such Registration Statement.

(c)     The Investor agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(p) or the first sentence of 3(f), the Investor shall (i) as soon as reasonably practicable discontinue disposition of Registrable Securities pursuant to any Registration Statement(s) covering such Registrable Securities until the Investor’s receipt of the copies of the supplemented or amended Prospectus contemplated by Section 3(p) or the first sentence of Section 3(f) or receipt of notice that no supplement or amendment is required and (ii) maintain the confidentiality of any information included in such notice delivered by the Company unless otherwise required by law or subpoena. Notwithstanding anything to the contrary in this Section 4(c), the Company shall cause its Transfer Agent to deliver DWAC Shares to a transferee of the Investor in accordance with the terms of the Purchase Agreement in connection with any sale of Registrable Securities with respect to which the Investor has entered into a contract for sale prior to the Investor’s receipt of a notice from the Company of the happening of any event of the kind described in Section 3(p) or the first sentence of Section 3(f) and for which the Investor has not yet settled.

(d)    The Investor covenants and agrees that it shall comply with the prospectus delivery and other requirements of the Securities Act as applicable to it in connection with sales of Registrable Securities pursuant to a Registration Statement.

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5.      Expenses of Registration.

Except as provided under Section 10.1(i) of the Purchase Agreement, the Company shall have no obligation to reimburse the Investor for any expenses of the Investor, incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3 hereof. All registration, listing and qualifications fees, printers and accounting fees incurred by the Company, and fees and disbursements of counsel for the Company, shall be paid by the Company.

6.      Indemnification.

(a)     In the event any Registrable Securities are included in any Registration Statement under this Agreement, to the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend the Investor, each of its directors, officers, shareholders, members, partners, employees, agents, representatives (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding the lack of such title or any other title) and each Person, if any, who controls the Investor within the meaning of the Securities Act or the Exchange Act and each of the directors, officers, shareholders, members, partners, employees, agents, representatives (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding the lack of such title or any other title) of such controlling Persons (each, an “Investor Party” and collectively, the “Investor Parties”) each of which shall be an express third-party beneficiary of this Section 6(a), against any losses, obligations, claims, damages, liabilities, contingencies, judgments, fines, penalties, charges, costs (including, without limitation, court costs, reasonable attorneys’ fees, costs of defense and investigation), amounts paid in settlement or expenses, joint or several, (collectively, “Claims”) reasonably incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the Commission, whether pending or threatened, whether or not an Investor Party is or may be a party thereto (“Indemnified Damages”), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other “Blue Sky” laws of any jurisdiction in which Registrable Securities are offered, or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) any untrue statement or alleged untrue statement of a material fact contained in any Prospectus (as amended or supplemented) or in any Prospectus Supplement or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading (the matters in the foregoing clauses (i) and (ii) being, collectively, “Violations”). Subject to Section 6(c), the Company shall reimburse the Investor Parties, promptly as such expenses are incurred and are due and payable, for any reasonable and documented legal fees or other reasonable and documented expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (i) shall not apply to a Claim by an Investor Party arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by such Investor Party for such Investor Party expressly for use in connection with the preparation of such Registration Statement, Prospectus or Prospectus Supplement or any such amendment thereof or supplement thereto (it being hereby acknowledged and agreed that the written information set forth on Exhibit A attached hereto is the only written information furnished to the Company by or on behalf of the Investor expressly for use in any Registration Statement, Prospectus or Prospectus Supplement); (ii) shall not be available to the Investor to the extent such Claim is based on a failure of the Investor to deliver or to cause to be delivered the Prospectus (as amended or supplemented) made available by the Company (to the extent applicable), including, without limitation, a corrected Prospectus; and (iii) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Investor Party.

(b)    In connection with any Registration Statement in which the Investor is participating, the Investor agrees to indemnify, hold harmless and defend, to the same extent and in the same manner as is set forth in Section 6(a), the Company, each of its directors, each of its officers who signs the Registration Statement and each Person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act (each, an “Company

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Party”), each of which shall be an express third-party beneficiary of this Section 6(b), against any Claim or Indemnified Damages to which any of them may become subject, under the Securities Act, the Exchange Act or otherwise, insofar as such Claim or Indemnified Damages arise out of or are based upon any Violation, in each case, to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information relating to the Investor furnished to the Company by the Investor expressly for use in connection with such Registration Statement, the Prospectus included therein or any Prospectus Supplement thereto (it being hereby acknowledged and agreed that the written information set forth on Exhibit A attached hereto is the only written information furnished to the Company by or on behalf of the Investor expressly for use in any Registration Statement, Prospectus or Prospectus Supplement); and, subject to Section 6(c) and the below provisos in this Section 6(b), the Investor shall reimburse a Company Party any legal or other expenses reasonably incurred by such Company Party in connection with investigating or defending any such Claim; provided, however, the indemnity agreement contained in this Section 6(b) and the agreement with respect to contribution contained in Section 7 shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Investor, which consent shall not be unreasonably withheld or delayed; and provided, further that the Investor shall be liable under this Section 6(b) for only that amount of a Claim or Indemnified Damages as does not exceed the net proceeds to the Investor as a result of the applicable sale of Registrable Securities pursuant to such Registration Statement, Prospectus or Prospectus Supplement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Company Party and shall survive the transfer of any of the Registrable Securities by the Investor pursuant to Section 9.

(c)     Promptly after receipt by an Investor Party or Company Party (as the case may be) under this Section 6 of notice of the commencement of any action or proceeding (including, without limitation, any governmental action or proceeding) involving a Claim, such Investor Party or Company Party (as the case may be) shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Investor Party or the Company Party (as the case may be); provided, however, an Investor Party or Company Party (as the case may be) shall have the right to retain its own counsel with the fees and expenses of such counsel to be paid by the indemnifying party if: (i) the indemnifying party has agreed in writing to pay such fees and expenses; (ii) the indemnifying party shall have failed promptly to assume the defense of such Claim and to employ counsel reasonably satisfactory to such Investor Party or Company Party (as the case may be) in any such Claim; or (iii) the named parties to any such Claim (including, without limitation, any impleaded parties) include both such Investor Party or Company Party (as the case may be) and the indemnifying party, and such Investor Party or such Company Party (as the case may be) shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent such Investor Party or such Company Party and the indemnifying party (in which case, if such Investor Party or such Company Party (as the case may be) notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, then the indemnifying party shall not have the right to assume the defense thereof on behalf of the indemnified party and such counsel shall be at the expense of the indemnifying party, provided, further, that in the case of clause (iii) above the indemnifying party shall not be responsible for the reasonable fees and expenses of more than one (1) separate legal counsel for all Investor Parties or Company Parties (as the case may be). The Company Party or Investor Party (as the case may be) shall reasonably cooperate with the indemnifying party in connection with any negotiation or defense of any such action or Claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Company Party or Investor Party (as the case may be) which relates to such action or Claim. The indemnifying party shall keep the Company Party or Investor Party (as the case may be) reasonably apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent; provided, however, the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of the Company Party or Investor Party (as the case may be), consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Company Party or Investor Party (as the case may be) of a release from all liability in respect to such Claim or litigation, and such settlement shall not include any admission as to fault on the part of the Company Party or Investor Party (as the case may be). For the avoidance of doubt,

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the immediately preceding sentence shall apply to Sections 6(a) and 6(b) hereof. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Company Party or Investor Party (as the case may be) with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Investor Party or Company Party (as the case may be) under this Section 6, except to the extent that the indemnifying party is materially and adversely prejudiced in its ability to defend such action.

(d)    No Person involved in the sale of Registrable Securities who is guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) in connection with such sale shall be entitled to indemnification from any Person involved in such sale of Registrable Securities who is not guilty of fraudulent misrepresentation.

(e)     The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred; provided that any Person receiving any payment pursuant to this Section 6 shall promptly reimburse the Person making such payment for the amount of such payment to the extent a court of competent jurisdiction determines that such Person receiving such payment was not entitled to such payment.

(f)     The indemnity and contribution agreements contained herein shall be in addition to (i) any cause of action or similar right of the Company Party or Investor Party against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

7.      Contribution.

To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however: (i) no contribution shall be made under circumstances where the maker would not have been liable for indemnification under the fault standards set forth in Section 6 of this Agreement, (ii) no Person involved in the sale of Registrable Securities which Person is guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) in connection with such sale shall be entitled to contribution from any Person involved in such sale of Registrable Securities who was not guilty of fraudulent misrepresentation; and (iii) contribution by any seller of Registrable Securities shall be limited in amount to the amount of net proceeds received by such seller from the applicable sale of such Registrable Securities pursuant to such Registration Statement. Notwithstanding the provisions of this Section 7, the Investor shall not be required to contribute, in the aggregate, any amount in excess of the amount by which the net proceeds actually received by the Investor from the applicable sale of the Registrable Securities subject to the Claim exceeds the amount of any damages that the Investor has otherwise been required to pay, or would otherwise be required to pay under Section 6(b), by reason of such untrue or alleged untrue statement or omission or alleged omission. Each Investor Party and each Company Party shall be an express third-party beneficiary of this Section 7.

8.      Reports Under the Exchange Act.

With a view to making available to the Investor the benefits of Rule 144, during the Registration Period, the Company agrees to:

(a)     use its reasonable best efforts to make and keep public information available, as those terms are understood and defined in Rule 144;

(b)    use its reasonable best efforts to file or furnish, as applicable, with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act so long as the Company remains subject to such requirements (it being understood that nothing herein shall limit any of the Company’s obligations under the Purchase Agreement) and the filing of such reports and other documents is required for the applicable provisions of Rule 144;

(c)     furnish to the Investor, so long as Investor owns Registrable Securities, promptly upon request, (i) a written statement by the Company, if true, that it has complied with the reporting, submission and posting requirements of Rule 144 and the Exchange Act, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed or furnished, as applicable, by the Company with the Commission

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if such reports are not publicly available via EDGAR, and (iii) such other information as may be reasonably requested to permit the Investor to sell such securities pursuant to Rule 144 without registration; and

(d)    take such additional action as is reasonably requested by the Investor to enable the Investor to sell the Registrable Securities pursuant to Rule 144, including, without limitation, delivering all such legal opinions, consents, certificates, resolutions and instructions to the Company’s Transfer Agent without unreasonable delay as may be required to be delivered by the Transfer Agent and otherwise use reasonable best efforts to cooperate with Investor and Investor’s broker in their efforts to effect such sale of securities pursuant to Rule 144.

9.      Assignment of Registration Rights.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors. Neither the Company nor the Investor may assign this Agreement or any of their respective rights or obligations hereunder to any Person, except as provided in this paragraph. Following the Business Combination, this Agreement shall be deemed to have been assigned to the publicly-listed company resulting from the Business Combination, and all references herein to the Company shall be deemed to refer to such publicly listed company.

10.    Amendment or Waiver.

No provision of this Agreement may be amended or waived by the parties from and after the date that is one (1) Trading Day immediately preceding the date of filing of the Initial Registration Statement with the Commission. Subject to the immediately preceding sentence, no provision of this Agreement may be (i) amended other than by a written instrument signed by both parties hereto or (ii) waived other than in a written instrument signed by the party against whom enforcement of such waiver is sought. Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

11.    Miscellaneous.

(a)     Solely for purposes of this Agreement, a Person is deemed to be a holder of Registrable Securities whenever such Person owns or is deemed to own of record such Registrable Securities. If the Company receives conflicting instructions, notices or elections from two or more Persons with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from such record owner of such Registrable Securities.

(b)    Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement shall be given in accordance with Section 10.4 of the Purchase Agreement.

(c)     Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof. The Company and the Investor acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that either party shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement by the other party and to enforce specifically the terms and provisions hereof (without the necessity of showing economic loss and without any bond or other security being required), this being in addition to any other remedy to which either party may be entitled by law or equity.

(d)    All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice

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thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(e)     The Transaction Documents set forth the entire agreement and understanding of the parties solely with respect to the subject matter thereof and supersedes all prior and contemporaneous agreements, negotiations and understandings between the parties, both oral and written, solely with respect to such matters. There are no promises, undertakings, representations or warranties by either party relative to the subject matter hereof not expressly set forth in the Transaction Documents. Notwithstanding anything in this Agreement to the contrary and without implication that the contrary would otherwise be true, nothing contained in this Agreement shall limit, modify or affect in any manner whatsoever (i) the conditions precedent to a VWAP Purchase contained in Article VII of the Purchase Agreement or (ii) any of the Company’s obligations under the Purchase Agreement.

(f)     This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors. This Agreement is not for the benefit of, nor may any provision hereof be enforced by, any Person, other than the parties hereto, their respective successors and the Persons referred to in Sections 6 and 7 hereof (and in such case, solely for the purposes set forth therein).

(g)    The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Agreement instead of just the provision in which they are found.

(h)    This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature or signature delivered by e-mail in a “.pdf” format data file, including any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com, www.echosign.adobe.com, etc., shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original signature.

(i)     Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(j)     The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.

12.    Termination.

This Agreement shall terminate in its entirety upon the date on which the Investor shall have sold all the Registrable Securities; provided that the provisions of Sections 4, 6, 7, 9, 10 and 11 shall remain in full force and effect.

[Signature Pages Follow]

Annex O-12

IN WITNESS WHEREOF, Investor and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.

COMPANY:
INFLECTION POINT ACQUISITION CORP.
By:	/s/ Michael Blitzer
	Name:	Michael Blitzer
	Title:	Co-Chief Executive Officer

Annex O-13

IN WITNESS WHEREOF, Investor and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.

INVESTOR:
CF PRINCIPAL INVESTMENTS LLC
By:	/s/ Mark Kaplan
	Name:	Mark Kaplan
	Title:	Global Chief Operating Officer

[Signature Page to Registration Rights Agreement]

Annex O-14

EXHIBIT A

CF Group Management, Inc. (“CFGM”) is the managing general partner of Cantor Fitzgerald, L.P. (“CFLP”) and directly or indirectly controls the managing general partner of Cantor Fitzgerald Securities (“CFS”), the sole member of CF Principal Investments LLC. Mr. Lutnick is Chairman and Chief Executive of CFGM and trustee of CFGM’ s sole stockholder. CFLP, indirectly, holds a majority of the ownership interests in CFS, and therefore also indirectly, Cantor. As such, each of CFLP, CFGM, CFS and Mr. Lutnick may be deemed to have beneficial ownership of the securities directly held by Cantor. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. The foregoing should not be construed in and of itself as an admission by any of CFLP, CFGM, CFS or Mr. Lutnick as to beneficial ownership of the securities beneficially owned, directly, Cantor. The business address of Cantor is 110 East 59th Street, New York, NY 10022.

Annex O-15

ANNEX P

NON-REDEMPTION AGREEMENT

THIS NON-REDEMPTION AGREEMENT (this “Agreement”), dated as of September 16, 2022, is made by and among Intuitive Machines, LLC, a Texas limited liability company (the “Company”), Inflection Point Acquisition Corp., a Cayman Islands exempted company (“IPAX”), and Kingstown 1740 Fund L.P., a Delaware limited partnership (“Kingstown”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, on the date hereof, IPAX and the Company entered into a Business Combination Agreement (as it may be further amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), pursuant to which IPAX and the Company intend to consummate a business combination (the “Business Combination”);

WHEREAS, immediately prior to the closing of the Business Combination (the “Closing”), IPAX will transfer by way of continuation to and domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended, and the Companies Act (As Revised) of the Cayman Islands (the “Domestication”);

WHEREAS, as of the date hereof, Kingstown owns 2,900,000 Purchaser Class A Ordinary Shares (as adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into Purchaser Class A Ordinary Shares), extraordinary cash dividend (which adjustment shall be subject to the reasonable mutual agreement of IPAX and the Company), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to Purchaser Class A Ordinary Shares) (the “Pre-Domestication Investor Shares”);

WHEREAS, in connection with the Domestication, each then issued and outstanding Purchaser Class A Ordinary Share will convert automatically, on a one-for-one basis, into a share of Domesticated Purchaser Class A Common Stock;

WHEREAS, in connection with the Closing, IPAX will provide holders of shares of Domesticated Purchaser Class A Common Stock the opportunity to elect redemption of such shares of Domesticated Purchaser Class A Common Stock;

WHEREAS, at the Closing, as a result of the Domestication, Kingstown will own 2,900,000 shares of Domesticated Purchaser Class A Common Stock (as adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into Purchaser Class A Ordinary Shares or shares of Domesticated Purchaser Class A Common Stock), extraordinary cash dividend (which adjustment shall be subject to the reasonable mutual agreement of IPAX and the Company), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to Purchaser Class A Ordinary Shares or shares of Domesticated Purchaser Class A Common Stock) (the “Post-Domestication Investor Shares”; as used herein, “Investor Shares” shall mean (a) prior to the Domestication, the Pre-Domestication Investor Shares, and (b) following the Domestication, the Post-Domestication Investor Shares); and

WHEREAS, in furtherance of the transactions contemplated by the Business Combination Agreement, Kingstown desires to commit to, among other things, not redeem the Investor Shares.

Annex P-1

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual promises and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE 1
AGREEMENTS OF KINGSTOWN

Section 1.01. Kingstown hereby waives any right that it may have to elect to have IPAX redeem any Investor Shares and agrees, for the benefit of IPAX and the Company, not to redeem, or to submit a request to IPAX’s transfer agent to redeem or otherwise exercise any right to redeem, the Investor Shares. The waiver granted by Kingstown pursuant to this Section 1.01 is irrevocable unless and until this Agreement is terminated in accordance with Section 3.01 and is granted in consideration of IPAX and the Company entering into this Agreement and incurring certain related fees and expenses and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged.

Section 1.02. Kingstown hereby agrees, for the benefit of IPAX and the Company, that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with it, will, prior to the Closing (a) engage in any hedging transactions or Short Sales (as defined below) with respect to securities of IPAX that are designed to or which would (either alone or in connection with one or more events or developments (including the satisfaction or waiver of any conditions precedent)) lead to or result in a sale or disposition of the Investor Shares, even if such Investor Shares would be disposed of by a person other than Kingstown, (b) offer for sale, sell (including Short Sales), transfer (including by operation of law), place a lien on, pledge, convert, assign or otherwise dispose of (including by gift, merger, tendering into any tender offer or exchange offer or otherwise) or encumber (collectively, a “Transfer”), or enter into any contract, option, derivative, hedging or other agreement, arrangement, undertaking or understanding (including any profit-sharing arrangement) with respect to, or consent to, a direct or indirect Transfer of, any or all of the Investor Shares, or (c) take any action that would have the effect of preventing or materially delaying the performance of its obligations hereunder. For purposes of this Section 1.02, “Short Sales” shall include, without limitation, (i) all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage or other similar financing arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and (iii) sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

Section 2.01. Kingstown represents and warrants as of the date hereof to the Company and IPAX as follows:

(a) Kingstown is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation or incorporation, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within Kingstown’s powers and have been duly authorized by all necessary actions on the part of Kingstown. This Agreement has been duly executed and delivered by Kingstown and, assuming due authorization, execution and delivery by the Company and IPAX, this Agreement constitutes a legally valid and binding obligation of Kingstown, enforceable against Kingstown in accordance with the terms hereof (except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies).

(b) The execution and delivery of this Agreement by Kingstown does not, and the performance by Kingstown of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of Kingstown or (ii) require any consent or approval that has not been given or other action that has not been taken by any person, in each case to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by Kingstown of its obligations under this Agreement. Kingstown has full right and power to enter into this Agreement.

Annex P-2

(c) Kingstown is, and as of the Closing Date will be, the beneficial owner of the Investor Shares, free and clear of any charge, limitation, condition, mortgage, lien, security interest, adverse claim, encumbrance or restriction of any kind, except with respect to applicable federal, state and local securities laws and the organizational documents of IPAX.

(d) Kingstown is not entering into the transactions contemplated by this Agreement to create actual or apparent trading activity in Purchaser Class A Ordinary Shares (or any security convertible into or exchangeable for Purchaser Class A Ordinary Shares) or to raise or depress or otherwise manipulate the price of Purchaser Class A Ordinary Shares (or any security convertible into or exchangeable for Purchaser Class A Ordinary Shares) or otherwise in violation of the Exchange Act.

Section 2.02. The Company represents and warrants as of the date hereof to IPAX and Kingstown as follows:

(a) The Company is duly organized, validly existing and in good standing under the laws of the State of Texas, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within the Company’s limited liability company powers and have been duly authorized by all necessary corporate actions on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by IPAX and Kingstown, this Agreement constitutes a legally valid and binding obligation of the Company, enforceable against the Company in accordance with the terms hereof (except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies).

(b) The execution and delivery of this Agreement by the Company does not, and the performance by the Company of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of the Company or (ii) require any consent or approval that has not been given or other action that has not been taken by any person, in each case to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by the Company of its obligations under this Agreement. The Company has full right and power to enter into this Agreement.

(c) The Company is not entering into the transactions contemplated by this Agreement to create actual or apparent trading activity in Purchaser Class A Ordinary Shares (or any security convertible into or exchangeable for shares of Purchaser Class A Ordinary Shares) or to raise or depress or otherwise manipulate the price of Purchaser Class A Ordinary Shares (or any security convertible into or exchangeable for shares of Purchaser Class A Ordinary Shares) or otherwise in violation of the Exchange Act.

Section 2.03. IPAX represents and warrants as of the date hereof to the Company and Kingstown as follows:

(a) IPAX is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within IPAX’s company powers and have been duly authorized by all necessary corporate actions on the part of IPAX. This Agreement has been duly executed and delivered by IPAX and, assuming due authorization, execution and delivery by the Company and Kingstown, this Agreement constitutes a legally valid and binding obligation of IPAX, enforceable against IPAX in accordance with the terms hereof (except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies).

(b) The execution and delivery of this Agreement by IPAX does not, and the performance by IPAX of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of IPAX or (ii) require any consent or approval that has not been given or other action that has not been taken by any person, in each case to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by IPAX of its obligations under this Agreement. IPAX has full right and power to enter into this Agreement.

(c) The Company is not entering into the transactions contemplated by this Agreement to create actual or apparent trading activity in the Purchaser Class A Ordinary Shares (or any security convertible into or exchangeable for shares of Purchaser Class A Ordinary Shares) or to raise or depress or otherwise manipulate the price of the Purchaser Class A Ordinary Shares (or any security convertible into or exchangeable for shares of Purchaser Class A Ordinary Shares) or otherwise in violation of the Exchange Act.

Annex P-3

ARTICLE 3
MISCELLANEOUS

Section 3.01. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest to occur of (a) the termination of the Business Combination Agreement in accordance with its terms, (b) the Closing of the Business Combination and (c) the mutual written consent of the parties hereto. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any person in respect hereof or the transactions contemplated hereby; provided that, notwithstanding the foregoing or anything to the contrary in this Agreement, the termination of this Agreement pursuant to Section 3.01(a) shall not affect any liability on the part of any party for an intentional breach of this Agreement. This Article 3 shall survive the termination of this Agreement.

Section 3.02. Kingstown has no right of set-off or any right, title, interest or claim of any kind (“Claim”) to, or to any monies in, the Trust Account, and hereby irrevocably waives any Claim to, or to any monies in, the Trust Account that it may have now or in the future. In the event Kingstown has any Claim against IPAX under this Agreement, Kingstown shall pursue such Claim solely against IPAX and its assets outside the Trust Account and not against the property or any monies in the Trust Account.

Section 3.03. Notwithstanding anything in this Agreement to the contrary, Kingstown agrees that each of IPAX and the Company shall have the right to publicly disclose the name of Kingstown, its investment adviser or any of their respective affiliates, Kingstown’s beneficial ownership of shares of Purchaser Class A Ordinary Shares or Domesticated Purchaser Class A Common Stock, or the nature of Kingstown’s commitments, arrangements and understandings under and relating to this Agreement in any press release issued by IPAX and/or the Company, any Current Report on Form 8-K filed by IPAX with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the execution and delivery of this Agreement and any registration statement filed or amended on or after the date of this Agreement. Kingstown shall promptly provide any information reasonably requested by IPAX or the Company for any regulatory application or filing made or approval sought in connection with the Business Combination (including filings with the SEC). Prior to making any such public disclosure, IPAX and the Company shall each use commercially reasonable efforts to provide Kingstown with a copy of any such public filing, press release or other public disclosure that refers directly to Kingstown’s commitment pursuant to this Agreement prior to such filing or announcement.

Section 3.04. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 3.05. Any Legal Proceeding based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have jurisdiction, in the United States District Court for the District of Delaware and to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), and each of the parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such Legal Proceeding, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the Legal Proceeding shall be heard and determined only in any such court, and (iv) agrees not to bring any Legal Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Legal Proceeding, suit or proceeding brought pursuant to this Section 3.05.

Section 3.06. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Annex P-4

Section 3.07. This Agreement and the documents or instruments referred to herein embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the parties hereto with respect to the subject matter contained herein.

Section 3.08. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the parties hereto, and any assignment without such consent shall be null and void, ab initio; provided that no such assignment shall relieve the assigning party of its obligations hereunder.

Section 3.09. The parties agree that irreparable damage may occur in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. It is accordingly agreed that monetary damages may not be an adequate remedy for such breach and the non-breaching party shall be entitled to seek injunctive relief, in addition to any other remedy that such party may have in law or in equity, and to enforce specifically the terms and provisions of this Agreement in the chancery court or any other state or federal court within the State of Delaware.

Section 3.10. This Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by the parties hereto.

Section 3.11. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

Section 3.12. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means (including email), with affirmative confirmation of receipt, (iii) one (1) Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company:

Intuitive Machines, LLC
3700 Bay Area Blvd.
Houston, TX 77058
[Phone]
Attention: [•]
Email: [•]
with a copy (which copy shall not constitute notice) to:
Latham & Watkins LLP
555 Eleventh Street, NW, Suite 1000
Washington, D.C. 20004-1304
Attn: Rachel W. Sheridan; Nick S. Dhesi
Email:

Annex P-5

If to IPAX:

Inflection Point Acquisition Corp.
34 East 51st Street
5th Floor
New York, New York 10022
Attn: Michael Blitzer
Email:
in each case, with a copy (which shall not constitute notice) to:
White & Case LLP
1221 Avenue of the Americas
New York, New York 10020
Attn: Joel Rubinstein; Matthew Kautz
Email:

If to Kingstown:

c/o Kingstown Capital Management L.P.
34 East 51st Street
5th Floor
New York, New York 10022
Attn: Michael Blitzer
Email:
in each case, with a copy (which shall not constitute notice) to:
White & Case LLP
1221 Avenue of the Americas
New York, New York 10020
Attn: Joel Rubinstein; Matthew Kautz
Email:

Section 3.13. This Agreement may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature Page Follows]

Annex P-6

IN WITNESS WHEREOF, the parties hereto have each caused this Agreement to be duly executed on their behalf as of the date first written above.

INTUITIVE MACHINES, INC.
By:	/s/ Stephen J. Altemus
Name:	Stephen J. Altemus
Title:	President & CEO

[Signature Page to Non-Redemption Agreement]

Annex P-7

IN WITNESS WHEREOF, the parties hereto have each caused this Agreement to be duly executed on their behalf as of the date first written above.

INFLECTION POINT ACQUISITION CORP.
By:	/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	Co-Chief Executive Officer

[Signature Page to Non-Redemption Agreement]

Annex P-8

IN WITNESS WHEREOF, the parties hereto have each caused this Agreement to be duly executed on their behalf as of the date first written above.

KINGSTOWN 1740 FUND L.P.
By: Kingstown Capital Management L.P., its investment manager
By: Kingstown Management GP LLC, general partner of Kingstown Capital Management L.P.
By:	/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	Managing Member

[Signature Page to Non-Redemption Agreement]

Annex P-9

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. Inflection Point’s Cayman Constitutional Documents provides for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. Inflection Point has purchased a policy of directors’ and officers’ liability insurance that insures its officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures Inflection Point against its obligations to indemnify its officers and directors.

Inflection Point’s officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to Inflection Point and will not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will only be able to be satisfied by Inflection Point if (i) Inflection Point has sufficient funds outside of the Trust Account or (ii) Inflection Point consummates an initial business combination.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Inflection Point pursuant to the foregoing provisions, Inflection Point has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.  Exhibits and Financial Statement Schedules.

(a)         The following exhibits are filed as part of this registration statement:

Exhibit No.	Description
2.1**	Business Combination Agreement, dated as of September 16, 2022, by and between Inflection Point Acquisition Corp. and Intuitive Machines, LLC (included as Annex A to the proxy statement/prospectus).
3.1	Memorandum and Articles of Association of Inflection Point (included as Annex B to the proxy statement/prospectus).
3.2	Form of Certificate of Incorporation of New Intuitive Machines (included as Annex C to the proxy statement/prospectus).
3.3	Form of By-Laws of New Intuitive Machines (included as Annex D to the proxy statement/prospectus).
3.4	Form of Certificate of Designation relating to the 10.0% Series A Cumulative Convertible Preferred Stock (included as Exhibit A to Annex H to the proxy statement/prospectus).
3.5*	Form of Certificate of Domestication.
4.1

Specimen Unit Certificate of Inflection Point (incorporated by reference to Exhibit 4.1 of Inflection Point’s Registration Statement on Form S-1/A (Reg. No. 333-253963) filed with the SEC on May 7, 2021).

4.2

Specimen Inflection Point Class A Ordinary Share Certificate (incorporated by reference to Exhibit 4.2 of Inflection Point’s Registration Statement on Form S-1/A (Reg. No. 333-253963) filed with the SEC on March 19, 2021).

4.3

Specimen Warrant Certificate of Inflection Point (incorporated by reference to Exhibit 4.2 of Inflection Point’s Registration Statement on Form S-1/A (Reg. No. 333-253963) filed with the SEC on March 19, 2021).

4.4	Warrant Agreement (incorporated by reference to Exhibit 4.1 of Inflection Point’s Current Report on Form 8-K, filed with the SEC on September 24, 2021).
4.5*	Specimen Class A Common Stock Certificate of New Intuitive Machines.
4.6*	Specimen Warrant Certificate of New Intuitive Machines.
4.7	Form of Warrant to be issued to each Series A Investor (included as Exhibit C to Annex H to the proxy statement/prospectus).

Exhibit No.	Description
5.1*	Opinion of White & Case LLP.
8.1*	Opinion of White & Case LLP regarding certain federal income tax matters.
10.1

Form of Amended and Restated Registration Rights Agreement, by and among Intuitive Machines, Inc. and each of the shareholders of Intuitive Machines, Inc. identified on the signature pages thereto (included as Annex E to the proxy statement/prospectus).

10.2*	Form of New Intuitive Machines Incentive Plan (included as Annex F to the proxy statement/prospectus).
10.3	Form of Second A&R Operating Agreement of Intuitive Machines, LLC (included as Annex G to the proxy statement/prospectus).
10.4

Securities Purchase Agreement, dated September 16, 2022, by and among Inflection Point Acquisition Corp., Intuitive Machines, LLC and each of the purchasers identified on the signature pages thereto (included as Annex H to the proxy statement/prospectus).

10.5

Sponsor Support Agreement, dated as of September 16, 2022, by and among Inflection Point Holdings LLC, Inflection Point Acquisition Corp., and Intuitive Machines, LLC (included as Annex I to the proxy statement/prospectus).

10.6	Form of Tax Receivable Agreement (included as Annex J to the proxy statement/prospectus).
10.7	Form of Sponsor Lock-Up Agreement (included as Annex K to the proxy statement/prospectus).
10.8	Form of Intuitive Machines Lock-Up Agreement (included as Annex L to the proxy statement/prospectus).
10.9

Member Voting and Support Agreement, dated as of September 16, 2022, by and between Inflection Point Acquisition Corp., Intuitive Machines, LLC, Kamal Ghaffarian, Stephen Altemus and Timothy Crain (included as Annex M to the proxy statement/prospectus).

10.10	Common Stock Purchase Agreement, dated September 16, 2022, by and between Inflection Point Acquisition Corp. and CF Principal Investments LLC (included as Annex N to the proxy statement/prospectus).
10.11	Registration Rights Agreement, dated September 16, 2022, by and between Inflection Point Acquisition Corp. and CF Principal Investments LLC (included as Annex O to the proxy statement/prospectus).
10.12

Non-Redemption Agreement, dated as of September 16, 2022, by and among Inflection Point Acquisition Corp., Kingstown 1740 Fund L.P., and Intuitive Machines, LLC (included as Annex P to the proxy statement/prospectus).

10.13

Forward Purchase Agreement, dated September 21, 2021, by and among Inflection Point Acquisition Corp. and the forward purchasers named therein (incorporated by reference to Exhibit 10.6 of Inflection Point’s Current Report on Form 8-K, filed with the SEC on September 24, 2021).

10.14+	FPA Termination Agreement, dated November 30, 2022, by and among Inflection Point Acquisition Corp. and the forward purchasers named therein.
23.1*	Consent of White & Case LLP (included in Exhibit 5.1).
23.2*	Consent of White & Case LLP (included in Exhibit 8.1).
23.3	Consent of Marcum LLP.
23.4	Consent of Grant Thornton LLP.
24.1	Power of Attorney (contained on the signature page to the initial filing of this registration statement).
99.1	Form of Preliminary Proxy Card.
99.2*	Consent of Kamal Ghaffarian to be named as a director nominee.
99.3*	Consent of Stephen Altemus to be named as a director nominee.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
107+	Filing Fees

____________

+        Previously filed.

*        To be filed by amendment.

**      Certain schedules and similar attachments to this Exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. Inflection Point agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

Item 22.  Undertakings.

The undersigned registrant hereby undertakes as follows:

(a)

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)    That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on December 22, 2022.

INFLECTION POINT ACQUISITION CORP.
By:	/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	Co-Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated below:

Signature	Title	Date
/s/ Michael Blitzer	Co-Chief Executive Officer and Director	December 22, 2022
Michael Blitzer	(Co-Principal Executive Officer)
/s/ Guy Shanon	Co-Chief Executive Officer and Director	December 22, 2022
Guy Shanon	(Co-Principal Executive Officer)
*	Chief Financial Officer	December 22, 2022
Brian Pitz	(Principal Financial and Accounting Officer)
*	Executive Chairwoman and Director	December 22, 2022
Paula Sutter
*	Director	December 22, 2022
Nicholas Shekerdemian
*	Director	December 22, 2022
Erin Clift
*By:	/s/ Michael Blitzer
Michael Blitzer
Attorney-in-Fact